UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Form 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of March 2026 Commission File Number: 1-32575 Shell plc (Exact name of registrant as specified in its charter) England and Wales (Jurisdiction of incorporation or organization) Shell Centre London, SE1 7NA United Kingdom (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F þ Form 40-F ¨ SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Shell plc (Registrant) By: /s/ Sean Ashley Name: Sean Ashley Title: Company Secretary Date: March 12, 2026

Contents Introduction iii Terms and abbreviations Strategic Report 2 Chair's message 4 Chief Executive Officer's review 6 Shell's strategy 6 This is Shell 9 Our strategy 12 How we create value 14 Progress against our longer-term targets 16 Performance in the year 16 Performance indicators 18 More value 19 Group results 21 Liquidity and capital resources 25 Market overview 28 Integrated Gas 35 Upstream 44 Oil and gas information 52 Marketing 57 Chemicals and Products 64 Renewables and Energy Solutions 69 Corporate 70 Innovation and Technology 72 Less emissions 73 Shell and the energy transition 87 Our climate-related metrics, targets and ambition 101 Other regulatory disclosures 103 Our foundations 104 Our approach to sustainability 111 Safety 114 Our people 118 Our contribution to society 120 Environment 123 Living by our values 125 Risk management and risk factors 136 Principal decisions & stakeholders (Section 172(1) statement) Governance 141 Introduction from the Chair 143 The Board of Shell plc 149 Executive Committee 151 Governance framework 153 Board activities 156 Understanding and engaging with our stakeholders 158 Workforce engagement 160 Board Performance Review 161 Statement of compliance with the UK Corporate Governance Code 162 Nomination and Succession Committee 165 Sustainability Committee 167 Audit and Risk Committee Report 176 Directors' Remuneration Report 183 Annual Report on Remuneration 200 Directors' Remuneration Policy 207 Other regulatory and statutory information Financial Statements and Supplements 216 Independent Auditor's Report related to the Consolidated and Parent Company Financial Statements 229 Consolidated Financial Statements 307 Supplementary information – oil and gas (unaudited) 326 Parent Company Financial Statements Sustainability Statements 336 General 336 General disclosures (ESRS 2) 357 Environment 357 Climate change 370 EU Taxonomy 377 Pollution 381 Water and marine resources 383 Biodiversity and ecosystems 390 Resource use and circular economy 395 Social 395 Own workforce 400 Workers in the value chain 405 Affected communities 411 Governance 411 Business conduct 413 Tax and other payments to governments 415 Safety 420 Supplementary data 424 Independent Auditor's report related to the Sustainability Statements Additional Information 427 Shareholder information 430 Non-GAAP measures reconciliations 436 Appendix: Significant subsidiaries and other related undertakings (audited) v About this Report vii Financial calendar

Terms and abbreviations Currencies $ US dollar € euro £ sterling Units of measurement acre approximately 0.004 square kilometres b(/d) barrels (per day) bbl barrel boe(/d) barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel GJ gigajoule GW gigawatt kboe(/d) thousand barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel kWh kilowatt-hours mb/d million barrels per day megajoule a unit of energy equal to one million joules MMBtu million British thermal units mtpa million tonnes per annum MW megawatt MWh megawatt-hours Nm3 normal cubic metre per day volumes are converted into a daily basis using a calendar year scf(/d) standard cubic feet (per day) TWh terawatt-hours Products GTL gas-to-liquids LNG liquefied natural gas LPG liquefied petroleum gas NGL natural gas liquids Miscellaneous Act UK Companies Act 2006 ADS American Depositary Share AGM Annual General Meeting API American Petroleum Institute APM Alternative performance measure ARC Audit and Risk Committee CAGR compound annual growth rate CCS carbon capture and storage CCS earnings earnings on a current cost of supplies basis CFFO cash flow from operating activities CISO Chief Information Security Officer CMD Capital Markets Day CMF carbon management framework CO2 carbon dioxide CO2e carbon dioxide equivalent CRC Carbon Reporting Committee CSRD Corporate Sustainability Reporting Directive DE&I Diversity, equity, and inclusion EBITDA Earnings Before Interest Taxes Depreciation and Amortization EC Executive Committee EMTN Euro medium-term note EPS earnings per share ESRS European Sustainability Reporting Standards ETS24 Energy Transition Strategy 2024 EV Electric vehicle FPI Fatality and Permanent Impairments FCF free cash flow FID final investment decision GAAP generally accepted accounting principles GHG greenhouse gas HSSE health, safety, security and environment IAS International Accounting Standards IEA International Energy Agency IFRS International Financial Reporting Standard(s) IOGP International Association of Oil & Gas Producers IPCC Intergovernmental Panel on Climate Change Ipieca International Petroleum Industry Environmental Conservation Association ISSB International Sustainability Standards Board KPI Key performance indicator LGBT+ Lesbian, gay, bisexual and transgender LTIP Long-term Incentive Plan NBS Nature-Based Solutions NCI net carbon intensity NGO Non-governmental organisation NOMCO Nomination and Succession Committee NOV Non-operated venture NZE Net zero emissions OECD Organisation for Economic Co-operation and Development OML oil mining lease OP 25 Operating Plan 2025 OPEC Organization of the Petroleum Exporting Countries OPEC+ 12 members of the OPEC and 11 other non-OPEC members OPL oil prospecting licence PSC production-sharing contract PSP Performance Share Plan R&D Research and development REMCO Remuneration Committee RNG Renewable natural gas RT real terms SEAM Safety, Environment and Asset Management SEC US Securities and Exchange Commission SGBP Shell General Business Principles SIAI Shell Internal Audit and Investigations SP social performance SUSCO Sustainability Committee TCFD Task Force on Climate-related Financial Disclosures TSR total shareholder return WACC weighted average cost of capital Indicates information that supports TCFD disclosure iii Shell Annual Report and Accounts 2025

Strategic Report 1 Shell Annual Report and Accounts 2025 2 Chair's message 4 Chief Executive Officer's review 6 Shell's strategy 6 This is Shell 9 Our strategy 12 How we create value 14 Progress against our longer-term targets 16 Performance in the year 16 Performance indicators 18 More value 19 Group results 21 Liquidity and capital resources 25 Market overview 28 Integrated Gas 35 Upstream 44 Oil and gas information 52 Marketing 57 Chemicals and Products 64 Renewables and Energy Solutions 69 Corporate 70 Innovation and Technology 72 Less Emissions 73 Shell and the energy transition 87 Our climate-related metrics, targets and ambition 101 Other regulatory disclosures 103 Our Foundations 104 Our approach to sustainability 111 Safety 114 Our people 118 Our contribution to society 120 Environment 123 Living by our values 125 Risk management and risk factors 136 Principal decisions & stakeholders (Section 172(1) statement)

Shell provides energy, directly or indirectly, to around a billion people every year. That number speaks not only to our reach, but also our role in connecting people with the energy they need. As Chief Executive Officer, Wael Sawan has continued to embed a focus on performance, discipline and simplification across Shell. This has translated into stronger operational performance, greater discipline in capital allocation, and more clarity about where we create value. This approach has supported attractive shareholder returns: in the three years to the end of 2025, we have outperformed our peers in terms of total shareholder return [A]. In 2025, we distributed 52% of cash flow from operations to shareholders through our dividends and share buybacks, as we continue to grow value per share. Today, Shell continues to become more competitive and resilient — and better positioned to create value and help provide the energy people need in a world that has become more fragmented and complex. Our changing world A renewed focus on energy security has brought with it a broader recognition that oil and gas will still represent a significant part of the global energy system for decades to come. At Shell, we continue to invest in helping to provide secure supplies of energy with projects like Orca in Brazil, formerly called Gato do Mato, and our multiple production hubs in the Gulf of America. [A] See page 188 in the "Annual Report on Remuneration" for more information. Our task is to manage oil and gas production responsibly and competitively, with a focus on reducing the emissions from our operations. We also believe that gas, including LNG, can play a vital role through the energy transition — as a flexible and reliable lower- carbon alternative to coal in power generation and industry, as a solution for heavy-duty transport and shipping, and as a complement to renewables, helping balance grids as wind and solar scale. June 2025 saw the first cargo from the new LNG Canada facility. It was a proud moment for Shell and our partners, not only because of its significant technical achievements, but because it was designed to be among the lowest carbon intensity LNG facilities in the world — with many cargoes going to meet growing energy demand in Asia. At the same time, climate change remains a real challenge. We have a target to become a net-zero emissions energy business by 2050, and we are committed to playing our part in helping to decarbonise the global energy system. Low-carbon energy options are advancing on multiple tracks. Technologies such as wind and solar are now well established, while others — including biofuels like sustainable aviation fuel, renewable hydrogen and carbon capture and storage (CCS) — will be best able to scale if policy frameworks develop, markets evolve and demand builds. Even as the energy mix changes, overall demand continues to grow. Moving from a global energy system built on coal, oil and gas to one that is increasingly electrified means redesigning the infrastructure that underpins modern life. We must change how we power industry, heat homes, move people and goods, build cities and balance grids. Despite these challenging objectives, there is progress to point to. In October, I visited China where I saw the pace of electrification for myself. I met Shell colleagues and partners engaged in that effort, scaling up electric vehicle infrastructure and working alongside many of China's leading industrial players. Taken together, these developments illustrate an energy transition that is under way, but far from uniform. Countries are advancing from very different starting points, shaped by their resources, infrastructure and energy needs. Even as energy systems change, global economic growth depends on supply that is available, reliable and delivered at scale. Our role in the energy transition In this context, Shell's Board has a clear fiduciary responsibility to promote the long-term success of the company, including through competitive returns to our shareholders. For Shell, fulfilling that responsibility means pursuing investments that help us outperform the competition and increase returns — all within the reality that there is only a finite pool of money investors are willing to commit to the energy system. Strategic Report Chair's message 2 Shell Annual Report and Accounts 2025

As a result, Shell maintains flexibility across emerging technologies so that if conditions strengthen and markets mature, we are well positioned to compete. We focus on where we can make a difference at scale, where we have competitive advantage, and where we can deliver value for our shareholders. It was through this lens that we took the decision in September 2025 not to restart construction of our planned biofuels plant in Rotterdam. We have also seen what is possible when the right conditions come together. In August 2025, we marked the first injection of CO2 at the Northern Lights project in Norway — Europe's flagship cross-border carbon transport and storage development and a milestone many years in the making. It shows what can be achieved when governments provide stable policy frameworks, industry brings world-class engineering and investment, and customer demand is aligned. At our Capital Markets Day 2023, we said we would invest $10--15 billion in low-carbon energy solutions between 2023 and 2025, which we have delivered on. In 2025, we also spent almost $500 million on research and development projects that aim to contribute to decarbonisation, representing about 41% of our total research and development expenditure. Shell began life as a trading company more than a century ago. Visiting Trading and Supply colleagues in Rotterdam in December, it was great to see how we are using that capability to deliver biofuels and power, as well as oil and gas. Trading is not simply one activity within Shell; it sits at the heart of our integrated model. Our culture That ability to operate as a truly integrated global organisation is one of Shell's defining strengths today — and will matter even more in the years ahead. But integration ultimately depends on people, and as I visited colleagues around the globe in 2025 — from our Board offsite in Australia to meeting colleagues in China and the Netherlands — I saw the operational excellence of our people in action. Being a global business — with a workforce that spans continents — makes us naturally diverse. We remain committed to being a place where everyone feels valued and respected, wherever they are. Employee engagement has remained steady — a reflection of both the scale of change and the resilience of our people — and we recognise there is more to do to strengthen connection, build trust, and ensure our colleagues feel part of Shell's ongoing transformation through 2026 and beyond. Our confidence In 2026, we expect energy demand to keep growing, the pace of the transition to remain uncertain — and signals from governments, markets and customers may not always align. But I am confident in Shell's ability to thrive because of the steps our people have taken to embed performance, discipline and simplification. These principles have made our organisation more competitive and resilient. Shell enters 2026 as a leaner, stronger and more confident organisation. That confidence does not come from assuming the world will become easier. It comes from the culture our people bring to life every day and the foundations that position Shell to navigate the years ahead and deliver more value with less emissions in a changing energy system. Sir Andrew Mackenzie Chair 1. Board and Executive Committee visit, Australia, 2025. 2. LNG tanker, Canada, 2025. 3. Mars platform with Olympus in the distance, Gulf of America, 2025. Strategic Report | Chair's message continued 3 Shell Annual Report and Accounts 2025

Strategic Report



Chief Executive Officer's review



2025 at a glance

2.1 ■ Fatality and permanent impairment frequency (FPI-F) in Shell-operated ventures (2024: 1.7) [A]	**62** ■ Tier 1 and Tier 2 process safety incidents (2024: 89) [B]
$18.1 billion Income for the period (2024: $16.5)	**$18.5 billion** Adjusted Earnings* (2024: $23.7)
$42.9 billion ■ Cash flow from operating activities (2024: $54.7)	**$26.1 billion** Free cash flow* (2024: $39.5)
$18.9 billion Capital expenditure (2024: $19.6)	**$20.9 billion** Cash capital expenditure* (2024: $21.1)
$13.9 billion ● Share buyback programme (2024: $13.9)	**$8.5 billion** ● Dividends paid (2024: $8.7)
53 million tonnes ● Scope 1 and 2 emissions CO_2e (2024: 58)	**71 gCO_2e/MJ** ● Net carbon intensity (NCI) (2024: 71)

● Performance against our longer-term targets. See pages 14-15.

■ Key performance indicators. See pages 16-17.

[A] FPI-F for 2024 has been revised from 1.5 to 1.7. See safety performance on page 113.
[B] Tier 1 and Tier 2 process safety incidents for 2024 has been revised from 90 to 89. See safety performance on page 113.

We are in a world defined by more uncertainty – from increasingly fragmented geopolitics, to the rapid rise of artificial intelligence and the pressures of climate change. Energy sits at the heart of this changing world, highlighting the critical role of our sector.

As I write this message, amid the turmoil of the conflict in the Middle East, we feel that critical role more than ever. We are focusing first and foremost on the safety and well-being of our colleagues. I would like to thank all our staff for their professionalism, commitment and the care they continue to show for each other.

Shell has an important role to play in the evolving energy system. We provide the oil and gas people need today, including liquefied natural gas (LNG). We are also helping to build the energy system of the future, with low-carbon energy products and solutions.

We are transforming into a more competitive and resilient business so that we are in the best possible position to support the around a billion people we serve, directly or indirectly, every year. We are building trust in Shell as the investment case and partner of choice in a complex and changing world.

At the heart of Shell's transformation is our focus on performance, discipline and simplification. We are embedding this focus across our organisation, from the way we make investment decisions to how we reshape our retail network and maintain our oil and gas platforms, improving reliability and production.

More value with less emissions

I am proud of how far we have come with our strategy to deliver more value with less emissions, and grateful for the commitment and hard work of everyone at Shell through a time of considerable change. We set out to build a strong track record of performance, and we have done just that.

In 2025, we delivered on the financial targets that we set out at our Capital Markets Day 2023 and, as a result, we set more ambitious financial targets at our Capital Markets Day 2025. We reached $5.1 billion in structural cost reductions* by the end of 2025, compared with 2022, three years ahead of our target, with more to come.

We are on track to achieve our target to grow normalised free cash flow per share* by more than 10% per year [C] through to 2030, underpinned by the growth we expect from our Integrated Gas and LNG, Upstream and Marketing businesses, as well as the steps we are taking to turn around underperforming capital investment.

We saw that growth reflected in our 2025 performance. Our LNG sales increased by 11%, with a record number of LNG cargoes, supporting our aim of a 4–5% increase per year to 2030 [C]. Our Mobility and Lubricants businesses also produced their best-ever results, amid rising demand for premium products.

4 Shell Annual Report and Accounts 2025

At the same time, we continued to invest in the long-term strength of our Upstream portfolio. We increased our interests across our leading deep-water portfolio in the Gulf of America, Brazil and Nigeria, and invested in oil and gas exploration to expand our core positions and secure potential new opportunities. In 2025, we delivered shareholder distributions at the top end of our target of 40--50% of cash flow from operations* through the cycle [D]. We ended the year with one of the strongest balance sheets in our industry, putting us in a good position for counter-cyclical opportunities. We are making solid progress towards our climate-related targets and ambition. By the end of 2025, we had achieved around 70% of our target to halve our Scope 1 and 2 operational emissions by 2030, compared with 2016. At the same time, we reduced the net carbon intensity of the energy products we sell by 9%, compared with 2016, moving towards our target of a 15--20% reduction by 2030. By the end of 2025, we had also reduced emissions from the use of our oil products by 18% compared with 2021, as we progress towards our ambition of a 15--20% reduction by 2030. In a significant milestone for 2025, we achieved our target to eliminate routine flaring from our upstream-operated assets. While we have delivered in many areas, there is still more to do. Our starting point must be safety. It must remain our number one priority. In 2025, four colleagues tragically lost their lives in our operated businesses. I feel that deeply, not just as a CEO but also as a colleague. We owe it to them — and to everyone who works for us — to learn from these incidents, and prevent such tragedies from ever happening again. Integrated energy company As we look to the future, we are making real progress on our strategy to deliver more value with less emissions, putting us in a good position to achieve our vision [E] to be the world's leading integrated energy company. Firstly, we took important steps to grow our integrated gas and LNG business. Gas, especially in the form of LNG, is a stabilising force in the energy system, providing flexibility, reliability and security of supply. It is also a lower-carbon alternative to coal for industry and power, and to diesel and fuel oil for heavy-duty transport and shipping. That is why we believe that supplying LNG will be the biggest contribution we will make to the energy transition over the next decade. In June, the first cargoes left our LNG Canada joint venture, crossing the Pacific Ocean to meet fast-growing demand from customers in Asia. In 2025, we also completed the acquisition of Pavilion Energy in Singapore, strengthening our LNG trading portfolio. Secondly, we continued to focus on keeping liquids production stable, as oil will be essential for the energy system for decades to come. We plan to deliver new projects with more than 1 million barrels of oil equivalent a day by 2030, and we have already added a quarter of that production to our portfolio. In 2025, we achieved our highest-ever quarterly production in Brazil, and our highest quarterly production since 2005 in the Gulf of America. We reached these record levels through the successful start-up of new projects such as Whale in the Gulf of America, which reached nameplate capacity in less than half the expected time. We increased our stake in the Ursa platform in the Gulf of America, unlocking more value from another asset that achieved a strong operational performance in 2025. And in May, production started at the Mero-4 floating production, storage and offloading facility, around 180 kilometres off the coast of Rio de Janeiro, further strengthening our cost- and carbon-competitive deep-water portfolio. [C] On a compound annual growth rate (CAGR) basis. [D] Measured across business cycles under varying economic and market conditions. [E] A vision statement defines the desired future state of a company rather than a series of firm, binding commitments. We took an important step in the repositioning of our Upstream portfolio with the divestment of The Shell Petroleum Development Company of Nigeria Limited (SPDC) in March 2025. In the UK, we also started a new chapter with our Adura joint venture, one of the largest independent oil and gas producers in the UK North Sea. Premium products Thirdly, we continued to transform our Downstream, Renewables and Energy Solutions businesses. In our Marketing business, we achieved strong results as we continued to reshape our portfolio with the closure or sale of around 800 lower-performing branded retail sites. Our disciplined approach to capital allocation meant some tough choices. In 2025, we completed the divestment of our Energy and Chemicals Park in Singapore, and stopped construction of our Rotterdam biofuels plant in the Netherlands because it would not have been competitive enough to meet our customers' needs for affordable, low- carbon products. In power, we withdrew from projects like the Atlantic Shores Offshore Wind project in the USA to focus on energy storage, flexible generation and trading. Our focused approach puts us in a better position to serve our customers. The Northern Lights joint venture, for example, has already transported CO2 from its first industrial customers and injected it beneath the Norwegian Sea. Northern Lights is now moving forward with phase two, which will more than double its storage capacity. In the Netherlands, construction of Holland Hydrogen I, one of Europe's largest renewable hydrogen plants, is progressing well. We will continue to look for opportunities where we can create value for our shareholders. Today we have around $20 billion of our capital employed* across lower-carbon platforms, including power (both gas- fired and from renewable energy), low-carbon fuels, hydrogen, and carbon capture and storage [F]. We will develop them as government policies and customer demand help create attractive business models. We believe governments need to provide the predictability and stability that companies like Shell need for long-term investments. We saw some examples of this in 2025, with the German government's move to implement the European Union's Renewable Energy Directive. This requires increases in the share of renewable energy within the electricity, heating, cooling, transport and industrial sectors. Unlocking potential To achieve our vision, we must unlock the full potential of all our businesses, supported by our world-class trading and optimisation capabilities. I saw that potential for myself when I visited with LNG Canada staff in September. It is impressive how different parts of Shell work together — producing the gas, turning it into LNG and shipping the LNG to our customers. I sat with our traders as they worked side by side with production operators to unlock even more value. I remain extremely grateful to all our staff who are transforming our great organisation into the best version that we can be. Their hard work and determination have made Shell much stronger. I am proud of our commitment to simplify, enable faster decisions and deliver the full value of being an integrated business. That is why I am confident saying that customers can trust that Shell will deliver for them, that investors can trust that we will give them attractive returns, and that partners can trust that we will be there when they need us. In short, 'you can be sure of Shell'. Wael Sawan Chief Executive Officer [F] Gas is a lower-carbon alternative to coal in power generation. * Non-GAAP measure. See page 430. Strategic Report | Chief Executive Officer's review continued 5 Shell Annual Report and Accounts 2025

Shell is a global group of energy and petrochemical companies, employing around 85,000 people [A] across more than 70 countries. Our activities include oil and gas exploration and production, and the marketing of fuels, lubricants and chemical products. We also offer low-carbon energy products and solutions. For more than a century, Shell has been at the heart of the global energy system, fuelling people's homes, industries and transport from cars to planes and ships. Shell provides energy, directly or indirectly, to around a billion people every year. Our purpose is to power progress together by working with each other, our customers and our partners to provide the energy products people need to power their lives and businesses. Our vision [B] is to become the world's leading integrated energy company -- delivering impact at scale, connecting energy and people, matching supply to demand. With global demand for energy increasing, coupled with the challenge of climate change, we will continue to focus on our strategy to deliver more value with less emissions. We are positioning Shell to become a leaner, more competitive organisation to succeed through a multi- decade energy transition. As the energy system evolves, at different paces in different places, we will continue to earn trust in Shell by providing stability through an uncertain and complex energy transition. We seek to build strong, trusted relationships with all our stakeholders. Our stakeholders include: our employees, contractors and pensioners; the investor community; customers, comprising commercial and industrial customers, as well as the millions we serve daily at our retail sites; our suppliers and strategic partners; regulators and governments; non-governmental organisations, civil society, academia and think tanks; and the communities where we work. Partner of choice We will leverage our global footprint, trust in our brand, trading and technology capabilities, and our assets and infrastructure to be the energy company that customers and countries choose to be their partner of choice. Our clear financial targets and climate‑related targets and ambition, and our principles of performance, discipline and simplification, will help enable us to realise our vision. The quality of our people and our performance culture ensure we have the right skills, mindset and behaviours. The extraordinary community of talent that powers Shell will approach the next decade of the energy transition with determination. The Shell Performance Framework (SPF) sets out how we operate across the company. It brings together key components -- such as context, direction, culture, structure, people, processes and continuous improvement -- to help ensure that the organisation is aligned behind a consistent way of working. Our performance culture People are key to our success and we expect everyone who works for Shell to behave according to our core values: honesty, integrity and respect for people. We are transforming Shell to be a more competitive business as we focus on performance, discipline and simplification across our organisation. We are building a culture that we believe will help us succeed as we navigate the energy transition. We encourage four attitudes and behaviours from our people: We deliver results: we deeply understand our businesses, simplifying and improving every day. We are disciplined in working towards meeting our promises even when the unexpected happens. We learn and adapt: we navigate uncertainty and adapt in a rapidly changing world. We value and grow our expertise. We learn from setbacks to accelerate progress. We are one team: we listen to different views to make better data-based decisions. We work together with our customers, communities and countries to consistently deliver on our promises. We care: we care about each other, our work, our values, ethics and diversity, equity and inclusion. This builds trust and is key to our performance as we grow to be our best and deliver commercial outcomes. The Board assesses and monitors our culture and how it is embedded in our attitudes and behaviours, including in our activities and stakeholder relationships. See "Board activities" on page 153 and "Culture" on page 137. [A] At December 31, 2025, and including portfolio companies. [B] A vision statement defines the desired future state of a company rather than a series of firm, binding commitments. Strategic Report | Shell's strategy This is Shell 6 Shell Annual Report and Accounts 2025

Strong foundations We will work according to our core values of honesty, integrity, and respect for people. We care about each other, our work, and about doing business the right way – with a focus on safety, people and sustainability. We are committed to doing business in an ethical and transparent way. The nature of our operations exposes us to a wide range of safety risks. As we implement our strategy, we will continue to focus on achieving our Goal Zero ambition: to do no harm to people and to have no leaks across operations. This goal lies at the very heart of our plans and our activities, and we work to ensure our people are prepared to respond if something goes wrong. The Shell Code of Conduct explains how employees, contractors and anyone else acting on behalf of Shell must behave, and the Shell General Business Principles (SGBP) set out our responsibilities to all our stakeholders. We believe that no business can succeed without an unwavering commitment to respecting nature and the communities within which it works. For almost three decades, our commitment to contribute to sustainable development has been part of the SGBP. This requires balancing short- and long-term interests, and integrating economic, environmental and social considerations into business decision-making. We seek to manage our impact on people, while working to protect nature, increase reuse and recycling, support biodiversity and use resources efficiently. We also strive to make a positive impact on people around the world, and this includes providing the energy people need, contributing to local economies and communities, championing inclusion and respecting human rights. Our promise that you can be sure of Shell is based on continuity in character and values, and commitment to the people we work with, to the customers we serve and to the investors for whom we are working to deliver more value with less emissions. What sets us apart Deep-water expertise We have almost five decades of deep-water expertise and continue to develop innovative designs for oil and gas assets, replicating successful projects to deliver more value with less emissions. Our deep- water business has a track record of sustained cash flow. Integrated gas and LNG capability We are the world's leading publicly listed supplier of LNG with a worldwide network of customers, extensive shipping and storage assets, and access to regasification plants. Our Integrated Gas portfolio is the largest among peers, servicing nearly a fifth of global LNG demand. Our diversified and global portfolio of plants and terminals enhances our resilience to market shocks and allows us to capitalise on price volatility. Brand leader in mobility and lubricants Shell is the world's number one finished lubricants supplier and a leader in mobility with a first-class customer‑centric network. By prioritising value over volume and focusing on premium fuels and lubricants, we deliver stronger returns today and stay relevant as customer needs evolve. Technology and innovation Shell has a long history in technology and innovation. We have a global network of research and development centres and work closely with our customers, suppliers and partners. We also collaborate with leading technology companies to deploy digital solutions at scale across our businesses. Integrated business model – trading and optimisation Shell produces energy and is also one of the world's largest and most experienced energy traders and suppliers. We can identify and meet a customer's needs quickly. Our value chains are enhanced by our logistics infrastructure, purchases from third parties and a leading global position in energy markets. Strategic Report | Shell's strategy | This is Shell continued 7 Shell Annual Report and Accounts 2025

Our businesses Reporting segments Integrated Gas Integrated Gas includes natural gas and liquids exploration and extraction. The gas is then processed to produce liquefied natural gas (LNG) or converted into gas-to-liquids (GTL) fuels and other products. The business includes the operation of both upstream and midstream infrastructure necessary to deliver natural gas and its derivatives to market. Integrated Gas also includes the marketing, trading and optimisation of LNG. See pages 28-34 for a review of our performance. Upstream Upstream explores for and extracts crude oil, natural gas and natural gas liquids. The segment also includes marketing and transportation of oil, gas and liquids, supported by the infrastructure required to deliver them to market or to process them within Shell's chemicals manufacturing plants and refineries. Upstream activities span deep-water and conventional oil and gas operations. See pages 35-43 for a review of our performance. Downstream, Renewables and Energy Solutions Marketing includes Mobility, Lubricants, and Sectors and Decarbonisation. Mobility operates our retail network, including electric vehicle charging, convenience retail, and the Wholesale Commercial Fuels business for transport and industry. Lubricants produces, markets and sells products for road transport and machinery in manufacturing, mining, power generation, agriculture and construction. Sectors and Decarbonisation supplies fuels, speciality products and services, including low-carbon energy solutions such as biofuels, to a broad range of commercial customers, including in the aviation, marine and agriculture sectors. See pages 52-56 for a review of our performance. Chemicals and Products includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals. See pages 57-63 for a review of our performance. Renewables and Energy Solutions encompasses renewable power generation, marketing, trading, and optimisation of power and pipeline gas. It also includes hydrogen production, commercial carbon capture and storage (CCS) hubs and carbon credits. The business invests in nature-based projects that compensate for carbon emissions and Shell Ventures, which invests in or works with start-ups and other early- stage businesses to help them scale up and grow. See pages 64-68 for a review of our performance. Strategic Report | Shell's strategy | This is Shell continued 8 Shell Annual Report and Accounts 2025

Our strategy is to deliver more value with less emissions. We will continue to drive the transformation of Shell into a leaner and more competitive organisation while delivering resilient returns and rewarding our shareholders. As we transform, we will maintain our focus on performance, discipline and simplification. We will: Grow our integrated gas and LNG business Grow LNG sales 4--5% (CAGR) per year through to 2030 [A]. With our leadership position in LNG and the growing role of natural gas in the global energy system, we are pursuing LNG sales growth. Gas, including LNG, is a stabilising force in energy systems because it is versatile, flexible and reliable. Gas is versatile because it can be used in power generation, industry, heating and transport. It is also flexible and reliable because it is simple to deploy and can be shipped, as LNG, to where it is needed to meet changing demand. Gas can balance renewable energy to provide stability for national grids. Our global trading and supply network enhances the value of our gas portfolio, enabling us to capture opportunities from market volatility while providing secure energy to customers across the world. Keep liquids production stable Sustain liquids production at 1.4 million barrels per day, while growing total production by 1% through to 2030 [B]. The role of oil and gas will be critical to the energy system for decades to come. We are focused on our leading deep-water and strong conventional oil and gas businesses. We are committed to delivering value over the long term from our advantaged portfolio of assets and differentiated set of capabilities. These businesses are highly complementary, as conventional oil can offer price resilience while deep-water can provide price upside with its high-margin barrels. We aim to sustain liquids production through to 2030 and will focus on basins where we have a competitive advantage. We will prioritise cost- and carbon-competitive molecules. Transform Downstream, Renewables and Energy Solutions Drive cash flow resilience and higher returns through disciplined capital allocation. Shell operates a diverse portfolio. This portfolio includes Mobility, Lubricants and our high-graded Products portfolio which covers refined products supported by our global trading and supply capabilities. We are focused on enhancing value from these businesses which deliver resilient cash flow. We are repositioning Chemicals, power and existing low-carbon options (including CCS, hydrogen and low-carbon fuels) to unlock greater value. We will continue to focus on adjusting investments and business models based on evolving market demand. Our strategy is to deliver more value with less emissions Grow our integrated gas and LNG business ￮ Grow LNG sales 4--5% per year through to 2030 [A]. Keep liquids production stable ￮ Sustain liquids production at 1.4 million barrels per day, while growing total production by 1% through to 2030 [B]. Transform Downstream, Renewables and Energy Solutions ￮ Drive cash flow resilience and higher returns through disciplined capital allocation. [A] On a compound annual growth rate (CAGR) basis. [B] Upstream and Integrated Gas. Strategic Report | Shell's strategy Our strategy 9 Shell Annual Report and Accounts 2025

More value At Capital Markets Day 2025, we set out a financial framework that will support us in delivering more value. We are driving improvements in free cash flow generation through disciplined capital allocation, the optimisation of our portfolio, cost efficiency and improved operational performance, including measures such as increasing asset availability and utilisation. This will support us in achieving our target to grow normalised free cash flow per share* by more than 10% on average per year [A] to 2030. We plan cash capital expenditure* within the range of $20--22 billion per year between 2025 and 2028, with $21 billion in 2025. In addition, we are targeting 40--50% of our cash flow from operating activities through the cycle for shareholder distributions* [B]. Furthermore, we will continue to reduce structural costs, targeting $5--7 billion in cumulative savings by the end of 2028 compared with 2022. By the end of 2025, we had already achieved structural cost reductions* of $5.1 billion since 2022 with more to come. Nearly 60% of the structural cost reductions have come from operational efficiencies, a leaner corporate centre and faster value-based decision-making. Less emissions As we work to deliver more value, we must also navigate the multi- decade energy transition. We have a target to become a net-zero emissions energy business by 2050. To help achieve the 2050 target, we also have a target to halve absolute Scope 1 and 2 emissions under our operational control by 2030, on a net basis, compared with 2016. As of 2025, we have already achieved some 70% of that target. These are the emissions that come directly from our operations and from the energy we buy to run our operations. For example, we are progressing with improving the energy efficiency of our operations and using more renewable electricity to power our activities. We also have a target to maintain methane emissions intensity for our operated oil and gas assets below 0.2% and achieve near-zero methane emissions intensity by 2030 [C]. In addition, we have a target to cut the net carbon intensity (NCI) of the products we sell by 15--20% by 2030 compared with 2016. And, we are on track, delivering 9% by end-2025 compared with 2016. Achieving our ambition to reduce customer emissions from the use of our oil products [D] by 15-20% by 2030, compared with 2021, means reducing sales of oil products, as we support customers as they move to electric mobility and low-carbon fuels, such as biofuels. By the end of 2025, we had achieved an 18% reduction. See "Less emissions" on pages 72-102. [A] On a compound annual growth rate (CAGR) basis. [B] Subject to Board approval. [C] Methane intensity is measured and calculated separately for oil and gas assets with marketed gas (gas, LNG and GTL available for sale) and assets without marketed gas (oil and gas assets where gas is reinjected). [D] Scope 3, Category 11. * Non-GAAP measure. See page 430. Executing our strategy Our ability to adapt to the dynamic energy landscape and evolving market conditions will be essential to our long-term success. We are shaping our portfolio to focus on areas of competitive advantage, supported by disciplined capital allocation, global customer reach and world-class trading and supply capabilities. In 2025, we executed several deliberate value-driven decisions to strengthen our businesses. In Upstream, we completed the divestment of The Shell Petroleum Development Company of Nigeria, the conclusion of a major multi-year effort. We also completed the formation of the Adura Energy Limited joint venture, which is one of the largest independent producers in the UK North Sea. And, in Chemicals and Products, we divested our asset in Singapore as we are working to reposition our portfolio to unlock further value. These decisive actions demonstrate our focus on value. Photos: Our people are essential to our strategy of delivering more value with less emissions. We are transforming Shell into a leaner, more competitive organisation as we focus on performance, discipline and simplification. Whale platform, Gulf of America, 2025. Strategic Report | Shell's strategy | Our strategy continued 10 Shell Annual Report and Accounts 2025

Capital Markets Day 2025 presented an update to our financial targets. We are focused on driving performance, enhancing capital efficiency and unlocking value across our portfolio. Financial discipline and strategic focus Our strengthened financial framework positions us to drive long-term value creation, with disciplined capital allocation and a commitment to deliver resilient returns through the cycle [A]. Continued improvements in operational performance, cost discipline and strategic investment in high-return opportunities will underpin this journey. Updates to our financial targets: ￮ Enhance shareholder distributions from 30–40% to 40–50% of cash flow from operating activities* through the cycle [A], continuing to prioritise share buybacks while maintaining the 4% a year progressive dividend policy [C]. ￮ Increase the structural cost reduction* target from $2--3 billion by the end of 2025 to a cumulative $5–7 billion by the end of 2028, compared with 2022. ￮ Maintain capital discipline with cash capital expenditure* range lowered to $20--22 billion a year for 2025--2028 from $22--25 billion a year for 2024--2025. ￮ Grow normalised free cash flow per share* on average by more than 10% a year through to 2030 [B]. Shell financial framework: a value-led approach to capital allocation Balanced capital allocation Total distributions Enhanced shareholder distributions 40–50% of CFFO* through the cycle [A] Cash capital expenditure* (cash capex) Disciplined investment $20–22 billion p.a. 2025--2028 Prioritising buybacks 17 consecutive quarters ≥$3 billion Dividend consistency +4% announced at Q4 2025 Integrated Gas and Upstream cash capex ~ $12--14 billion Downstream, Renewables and Energy Solutions cash capex ~ $8 billion Intrinsic value creation >10% p.a. (CAGR) normalised free cash flow per share growth, through to 2030* [B] Progressive dividend 4% annual increase [C] Capital reallocation ≥10% ROACE* across segments [D] Balance sheet Maintain strong investment grade rating through the cycle [A] [A] Measured across business cycles under varying economic and market conditions. [B] On a compound annual growth rate (CAGR) basis. [C] Subject to Board approval. When the Board sets the level of shareholder distributions, it looks at a range of factors including the macro environment, underlying business earnings and Group cash flows, the current balance sheet, future investment, acquisition and divestment plans, and existing commitments. [D] Price-normalised return on average capital employed (ROACE) on an Adjusted Earnings plus non-controlling interest basis. The statements in this "Our strategy" section are forward-looking statements based on our operating plan, management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See "About this Report" on pages v-vi and "Risk management and risk factors" on pages 125-135. * Non-GAAP measure. See page 430. Strategic Report | Shell's strategy | Our strategy continued 11 Shell Annual Report and Accounts 2025

Strategic Report | Shell's strategy

How we create value

Through our business activities we create value for our shareholders, customers and wider society. This is a non-exhaustive illustration of Shell's key business activities that deliver the energy needed for today.

Our inputs [A]

Financial capital

Equity attributable to Shell plc shareholders ($ billion) [B]:
174 2024: 178

Total debt ($ billion) [B]:
76 2024: 77

Net debt*($ billion) [B]:
46 2024: 39

Average capital employed* ($ billion) [B]:
219 2024: 225

Cash capital expenditure* ($ billion):
21 2024: 21

Operations

Refinery and chemical plant availability: ■
94% 2024: 92%

Oil & gas production available for sale (kboe/d):
2,800 2024: 2,836

LNG liquefaction volumes (million tonnes): ■
28 2024: 29

Our people

Number of employees (thousands) [B]:
85 2024: 96

Number of training days (thousands):
253 2024: 264

Relationships

Ranking in the Global 500 list of most valuable oil and gas companies [C]:
1 2024: 1

Customers, joint arrangements, government relations, suppliers. Number of operating countries [B]:
>70 2024: >70

Intellectual capital

Research and development expenses ($ million):
1,170 2024: 1,099

Number of patents [B] [D]:
8,087 2024: 8,677

Natural resources

Proved oil and gas reserves (million boe) [B]:
8,123 2024: 9,620

Energy consumed (million MWh):
189 2024: 212

[A] In 2025 unless stated otherwise.
[B] At December 31, 2025.
[C] Source: Brand Finance Global 500.
[D] Includes patents granted and pending patent applications.
* Non-GAAP measure. See page 430.

Business activities


Value enhanced by trading and optimisation, including through third-party purchases.
Exploration, development, production
Natural gas
a
Processing, liquefaction and gas-to-liquids
Oil and natural gas
b
c
Chemicals manufacturing plants and refineries
CO₂
d
Biomass
Bioenergy parks
H₂
CO₂
Carbon capture and storage [E]
Power generation
Power
e
H₂
Electrolyser
f
Production
Processing
a Integrated Gas
b Upstream
c Chemicals and Products

■ Performance indicators (see pages 16-17).

● Progress against our longer-term targets (see page 14-15).

12 Shell Annual Report and Accounts 2025

Strategic Report | Shell's strategy | How we create value continued


Customers
LNG
GTL products
Natural gas
Crude oil
Chemical products
Oil products
EV charging points
Biofuels
Carbon credits
Carbon capture
Natural gas
Hydrogen
Electricity
Marketing
CO_2
Heavy industry
Marine
Commercial road transport
Mobility
Aviation
Light industry/ commercial
Trading, sales and distribution
Use of our energy solutions
d Marketing
e Renewables and Energy Solutions
f Value enhanced by trading and optimisation

[E] CCS hubs developed to offer CCS-as-a-service to our customers are reported in the Renewables and Energy Solutions segment. Where existing or future CCS projects help to decarbonise our own assets, they will be reported in the segment where the asset sits.

Outcomes and impacts for our stakeholders [A]

More value

Cash flow from operating activities ($ billion): ■
43 2024: 55

Free cash flow* ($ billion):
26 2024: 40

Shareholder distributions* [F] ($ billion): ●
22 2024: 23

Adjusted Earnings* ($ billion):
19 2024: 24

Less emissions

Absolute emissions (Scope 1 and 2 – million tonnes of CO_2 equivalent): ●
53 2024: 58 | 2016: 83

Net carbon intensity (grams of CO_2 equivalent per megajoule): ●
71 2024: 71 | 2016: 78

Methane emissions intensity: ●
0.04% 2024: 0.04%

Customer emissions from the use of our oil products [G] (million tonnes of CO_2 equivalent):
467 2024: 491 | 2021: 569

Our foundations

Safety: Fatality and permanent impairment frequency [H] [I]:
2.1 2024: 1.7

Women employees in senior leadership positions [B]:
35% 2024: 33%

Total spend on goods and services* ($ billion) [J]:
40 2024: 41

Operational spills of more than 100 kilograms (thousand tonnes):
0.16 2024: 1.23

[F] Total shareholder distributions* were $22 billion, comprising $8 billion in cash dividends and $14 billion in share buybacks.
[G] Scope 3, Category 11.
[H] Cases per 100 million working hours.
[I] FPI-F for 2024 has been revised from 1.5 to 1.7. See safety performance on page 113.
[J] 2024 comparative figure has been revised from $42 billion to $41 billion. See "Non-GAAP measures reconciliations" on pages 430-435 for further details.
* Non-GAAP measure. See page 430.

13 Shell Annual Report and Accounts 2025

More value Targets included at Capital Markets Day 2025 (CMD25) Shareholder distributions 40--50% of CFFO* through the cycle [A] (%) We are committed to delivering shareholder distributions of 40--50% of cash flow from operating activities* (CFFO) through the cycle. In 2025, 52% of CFFO was used for shareholder distributions. This was at the top end of our target of 40--50%. Shareholder distributions* of $22.4 billion comprised $8.5 billion in dividends and $13.9 billion in share buybacks. Structural cost reduction* of $5--7 billion by end of 2028 [C] ($ billion) We have achieved structural cost reductions*of $5.1 billion since 2022, driven by a focus on cost discipline, the simplification of our processes and by streamlining our portfolio. Of the cost reduction delivered to date, $2.1 billion relates to portfolio changes and $3.0 billion relates to operational efficiencies across our businesses, a leaner corporate centre and faster value-base decision-making. Normalised FCF per share growth* > 10% per year (CAGR) through 2030 [B] ($/share) We are committed to increasing cash per share from our core business. Normalised free cash flow (FCF) per share growth demonstrates the growth in underlying business performance and removes inorganic cash flows from acquisitions and divestments, macroeconomic price movements, working capital and derivatives. In 2025, normalised FCF per share increased by 4.5% compared with 2024. Cash capital expenditure* $20--22 billion per year 2025--2028 ($ billion) In 2025, we maintained capital discipline with cash capital expenditure* of $20.9 billion, in the middle of the target range of $20--22 billion a year. Total cash capital expenditure* in 2025 of $20.9 billion comprised $14.0 billion in Integrated Gas and Upstream and $6.9 in Downstream and Renewables and Energy Solutions. Strategic Report | Shell's strategy Progress against our longer-term targets We are successfully implementing our strategy to deliver more value with less emissions and this can be seen in the progress we made in 2025 against the targets below. These targets were set out at our Capital Markets Day in March 2025 and in our Energy Transition Strategy 2024. See "Our strategy" on page 9-11 and "Less emissions" on pages 72-102 for further details. 14 Shell Annual Report and Accounts 2025 [A] Measured across business cycles under varying economic and market conditions. [B] On a compound annual growth rate (CAGR) basis. [C] 2028 target reflects cumulative savings achieved by end of 2028 from 2022 levels. * Non-GAAP measure. See page 430. From 2026 the Normalised FCF per share growth target will be a performance condition used to determine Executive Director's remuneration. See "Directors' Remuneration Report" on pages 176-182.

Less emissions Targets included in our Energy Transition Strategy 2024 Net-zero emissions by 2050 (Scope 1, 2 and 3) (million tonnes of CO2e) Net absolute emissions included in our NCI decreased slightly in 2025 compared with 2024. Higher emissions from the use of the LNG we sell were offset by lower emissions from the use of our oil products. We have a target to become a net-zero emissions energy business by 2050. Reduce the NCI of the products we sell by 15--20% by 2030 [D] (gCO2e/MJ) With a reduction of 9.0% compared with the 2016 baseline, we have met our interim target to reduce the net carbon intensity (NCI) of the products we sell by 9--13% in 2025. We use the NCI metric to track progress in reducing the overall carbon intensity of the energy products we sell, compared with a 2016 baseline. NCI is the average intensity, weighted by sales volume, of the energy products we sell. Halving Scope 1 and 2 emissions by 2030 under operational control (2016 baseline) (million tonnes of CO2e) We have reduced our combined Scope 1 and 2 emissions by 36% since 2016. Our emissions were lower compared with 2024, mainly due to portfolio changes and abatement projects. We have a target to halve the emissions from our operations (Scope 1) and the energy we buy to run them (Scope 2) by 2030 compared with a 2016 baseline, on a net basis. Eliminate routine flaring from upstream operations by 2025 [E]. Maintain methane emissions intensity below 0.2% and achieve near-zero methane emissions intensity by 2030 Routine flaring (million tonnes) [F] Methane emissions intensity (%) [G] We met our target of ending routine flaring from upstream operations in January 2025. This was independent of the March 13, 2025 completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC). We continue to deliver methane emissions intensity well below our 0.2% target. In addition to these targets we have an ambition to reduce the customer emissions from the use of our oil products by 15--20% by 2030, compared with 2021 (Scope 3, Category 11). See "Less emissions" on page 96. Strategic Report | Shell's strategy | Progress against our longer-term targets continued 15 Shell Annual Report and Accounts 2025 [D] Grams of carbon dioxide equivalent per megajoule. [E] This target was subject to the completion of the sale of SPDC. [F] Routine flaring for 2024 has been revised from 0.1 million tonnes to 0.01 million tonnes. See "Routine flaring" on page 89 for details. [G] Methane emissions intensity of Shell-operated oil and gas assets with marketed gas. This target is used to determine Executive Directors' remuneration. See "Directors' Remuneration Report" on pages 176-182.

Strategic Report

Performance in the year

Performance indicators

These indicators enable management to evaluate Shell's performance against our annual Operating Plan. They are also used as part of determining Executive Directors' remuneration. See "Directors' Remuneration Report" on pages 176-182.

Financial delivery

Cash flow from operating activities
($ billion)


54
55
43
2023
2024
2025

Total cash receipts and payments associated with oil, gas, chemicals and other product sales. This reflects our ability to generate cash to service and reduce debt, invest and make shareholder distributions.

2025 performance

The decrease was primarily driven by lower earnings, despite stronger operational performance, due to a lower price environment and working capital outflows.

See "Liquidity and capital resources" on pages 21-24.

Safety

Personal safety
(FPI-F cases per 100 million working hours)


2.6
1.7 [A]
2.1
2023
2024
2025

Fatality and permanent impairment (FPI) is defined as a serious work-related injury or illness that resulted in a fatality or permanent impairment. For FPI frequency (FPI-F), the number of FPI employee and contractor incidents is divided by 100 million working hours.

2025 performance

There can be no compromise on safety. Last year's four fatalities and four serious injuries remind us that everyone must go home safely. With outcomes declining versus the prior year, we must further strengthen our safety focus.

Process safety
(number of Tier 1 and Tier 2 events)


63
89 [B]
62
2023
2024
2025

Operational process safety events are defined as the unplanned or uncontrolled release of any material from a process with the greatest actual consequence resulting in harm to employees, contract staff, a neighbouring community, or damage to equipment, or exceeding a threshold quantity.

2025 performance

Notable improvement in process safety tiered events was mainly driven by our Downstream, Renewables and Energy Solutions businesses. We are actively addressing remaining challenges by enhancing operational discipline, reinforcing focus on core fundamentals, and leveraging new technologies.

For details on our safety performance see "Safety" on pages 111-113.

Shell's journey in the energy transition

LNG volumes
(million tonnes)


28.3
29.1
28.4
2023
2024
2025

Shell's share of sales of equity LNG volumes from liquefaction plants owned by Shell subsidiaries, Shell joint ventures and associates, and Shell's share of LNG produced from liquefaction plants which operate under tolling arrangements with Shell.

2025 performance

LNG liquefaction volumes decreased mainly due to ownership restructuring in Trinidad and Tobago and higher maintenance across the portfolio.

See "Integrated Gas" on pages 28-34.

Reducing operational emissions
(Scope 1 and 2; thousand tonnes CO_2e)


1,081
1,028
1,238
2023
2024
2025

Operational emission reductions achieved from greenhouse gas (GHG) abatement projects (e.g. reduced flaring, increased energy efficiency, and use of renewable electricity), site closures and decommissioning or transformations, resulting in sustained GHG reductions.

2025 performance

This year's stronger performance was mainly supported by multiple transformation projects at the Energy and Chemicals Park Rheinland in Germany, compressor electrification in Canada, and catalyst improvements in Qatar (IG).

See "Less emissions" on pages 72-102.

Electric vehicle (EV) charge points
(thousand)


54
73
83 [C]
2023
2024
2025

Number of public electric vehicle charge points owned, controlled or Shell-branded.

2025 performance

The increase in electric vehicle charge points in 2025 was mainly driven by growth in China and Ubitricity's portfolio in the UK.

See "Marketing" on pages 52-56.

[A] FPI-F for 2024 has been revised from 1.5 to 1.7. See safety performance on page 113.
[B] Tier 1 and Tier 2 process safety incidents for 2024 has been revised from 90 to 89. See safety performance on page 113.
[C] Adjusted to exclude around 4,000 electric vehicle charge points divested, effective January 2, 2026.

16 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Performance indicators continued

Operational excellence

Upstream controllable availability
(%)


87.3
88.0
89.2
2023
2024
2025

This reflects our ability to optimally run our Upstream assets and includes all Shell-operated assets and selected assets not operated by Shell but for which Shell has strategic influence. It excludes the impact of extreme unexpected events that are outside our control, such as government restrictions and hurricanes. Reliability issues, turnarounds and maintenance at own-operated or third-party facilities impact controllable availability.

2025 performance
Upstream controllable availability increased compared to last year, particularly in Kazakhstan, Brunei, Nigeria and Oman.

Midstream availability
(%)


89.1
91.4
90.3
2023
2024
2025

The extent to which LNG assets are ready to process product as a comparison with capacity, considering the impact of planned and unplanned maintenance.

2025 performance
Overall performance declined compared to last year due to higher planned maintenance activities across the portfolio.

Refinery and chemical plant availability
(%)


91.2
92.1
94.1
2023
2024
2025

Weighted average of plants' actual uptime, as a percentage of their maximum possible uptime, is a measure of the operational excellence of our refinery and chemical plant facilities. Refining and Chemicals are assigned equal weights.

2025 performance
This year's improvements were driven primarily by strong performance at Deer Park Chemicals and improved performance at Shell Polymers Monaca, supported by enhanced results at the Rheinland and Scotford refineries.

See "Chemicals and Products" on pages 57-63.

Project delivery on schedule
(%)


82
81
84
2023
2024
2025

Our capability to complete major projects on time, measured as the percentage of projects delivered on schedule.

2025 performance
The score improved, with highlights for the year including the successful start-up of 21 projects, notably Whale in the Gulf of America, Penguins in the UK, Mero-4 in Brazil and the first export cargo from LNG Canada.

Project delivery on budget
(%)


105.0
104.0
99.8
2023
2024
2025

Aggregate cost against the aggregate baseline for those projects where a figure greater than 100% means over budget.

2025 performance
The score improved, reflecting steady progress and strong overall performance across ongoing projects.

Customer satisfaction
(index)


8.4
8.3
8.5
2023
2024
2025

This quantitative measurement of customer experience performance is calculated as an average of customer satisfaction scores from the global business-to-business transactional survey programme.

2025 performance
This year's improvements reflected focus on performance, continuous improvement of e-commerce platforms, and the resilience of our teams.

Brand Share Preference
(%)


14.2
15.0
17.3
2023
2024
2025

The percentage of customers answering "Shell" when asked: "Assuming that all the fuel station companies that you would consider are conveniently located, which one company do you prefer most?" The responses are taken from survey respondents in more than 60 countries covering both fuel and non-fuel retail consumers.

2025 performance
Our Brand Share Preference continued to rise, performing well in all regions. The improvement was mainly driven by Asia.

17 Shell Annual Report and Accounts 2025

More value We will drive improved performance, embed cost and capital discipline, and make fundamental decisions across our portfolio to deliver more value for our shareholders through a progressive dividend policy and by prioritising share buybacks. In 2025, we delivered solid financial results with Adjusted Earnings* of $18.5 billion despite a lower price environment. Our performance was driven by strong operational performance, LNG sales growth and portfolio optimisation. Cash flow from operations remained robust, enabling consistent shareholder distributions. We maintained disciplined capital allocation and achieved structural cost reductions* with cumulative savings of $5.1 billion since 2022. * Non-GAAP measure. See page 430. 19 Group results 21 Liquidity and capital resources 25 Market overview 28 Integrated Gas 35 Upstream 44 Oil and gas information 52 Marketing 57 Chemicals and Products 64 Renewables and Energy Solutions 69 Corporate 70 Innovation and Technology 18 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value

Group results

Key metrics

	$ million, except where indicated		
	2025	2024	2023
Income attributable to Shell plc shareholders	17,837	16,094	19,359
Income for the period	18,119	16,521	19,636
Adjusted Earnings*[A] [B] [C]	18,528	23,716	28,250
Adjusted EBITDA*[B]	56,135	65,803	68,538
Cash flow from operating activities	42,863	54,687	54,191
Cash flow from investing activities	(16,811)	(15,155)	(17,734)
Free cash flow*	26,052	39,533	36,457
Cash capital expenditure*	20,915	21,085	24,392
Operating expenses* [D]	35,675	36,917	39,960
Underlying operating expenses* [D]	35,032	35,707	39,201
ROACE on an Adjusted Earnings plus non-controlling interest basis*	9.4%	11.3%	12.8%
Total debt at December 31 [E]	75,643	77,078	81,541
Net debt* at December 31 [E]	45,687	38,809	43,542
Gearing* at December 31	20.7%	17.7%	18.8%
Oil and gas production available for sale (thousand boe/d)	2,800	2,836	2,791
Basic earnings per share ($)	3.03	2.55	2.88
Adjusted Earnings per share* ($)	3.15	3.76	4.20
Dividend per share ($)	1.446	1.390	1.294

[A] See Note 7 to the "Consolidated Financial Statements" on pages 259-267.
[B] Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis and exclude identified items, see Note 7 to the "Consolidated Financial Statements" on pages 259-267 and "Non-GAAP measures" on pages 430-435.
[C] Adjusted Earnings exclude the non-controlling interest component.
[D] The most comparable GAAP financial measure is Production and manufacturing expenses (2025: $21,898 million; 2024: $23,379 million).
[E] See Note 21 to the "Consolidated Financial Statements" on pages 278-279.

* Non-GAAP measure. See page 430.



"In 2025 our strong operational performance drove solid financial results across Shell, with robust cash flows despite the lower price environment."

Sinead Gorman
Chief Financial Officer

Income/(loss) for the period [A]


$ million
Integrated Gas
2023
7,057
2024
9,590
2025
8,820
Upstream
2023
8,540
2024
7,772
2025
9,443
Marketing
2023
2,690
2024
1,709
2025
2,057
Chemicals and Products
2023
1,204
2024
1,671
2025
262
Renewables and Energy Solutions
2023
3,089
2024
(1,229)
2025
(489)
Corporate
2023
(2,944)
2024
(2,992)
2025
(1,974)

Segment Adjusted Earnings*[A] [B]


$ million
Integrated Gas
2023
13,919
2024
11,390
2025
8,024
Upstream
2023
9,806
2024
8,395
2025
7,442
Marketing
2023
3,312
2024
3,885
2025
3,994
Chemicals and Products
2023
3,616
2024
2,934
2025
1,051
Renewables and Energy Solutions
2023
756
2024
(497)
2025
172
Corporate
2023
(2,875)
2024
(1,968)
2025
(1,870)

19 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Group results continued

2025 earnings
Income attributable to Shell plc shareholders in 2025 was $17,837 million, compared with $16,094 million in 2024. With non-controlling interest included, income for the period in 2025 was $18,119 million, compared with $16,521 million in 2024. Income for the period was driven by the same factors as Adjusted Earnings and includes identified items and current cost of supplies adjustment of $641 million.

Adjusted Earnings* in 2025 were $18,528 million, compared with $23,716 million in 2024. The decrease was mainly driven by lower realised liquids and LNG prices, lower trading and optimisation and lower Chemicals margins, partly offset by higher volumes, lower operating expenses, favourable tax movements and higher Marketing margins.

Identified items in 2025 amounted to a net loss of $53 million and included impairment charges; gains on disposal of assets, mainly related to the incorporation of the Adura Energy Limited joint venture in the UK; and favourable movements due to the fair value accounting of commodity derivatives. This compares with identified items in 2024 which amounted to a net loss of $7,364 million.

For details of earnings by segment see "Integrated Gas" on page 28, "Upstream" on page 35, "Marketing" on page 52, "Chemicals and Products" on page 57, "Renewables and Energy Solutions" on page 64 and "Corporate" on page 69.

Prior year earnings
Income attributable to Shell plc shareholders in 2024 was $16,094 million, compared with $19,359 million in 2023. With non-controlling interest included, income for the period in 2024 was $16,521 million, compared with $19,636 million in 2023. Income for the period was driven by the same factors as Adjusted Earnings and includes identified items and current cost of supplies adjustment of $272 million.

Adjusted Earnings* in 2024 were $23,716 million, compared with $28,250 million in 2023. The decrease was mainly driven by lower LNG trading and optimisation margins, lower realised prices, lower refining margins as well as lower trading and optimisation margins of power and pipeline gas in Renewables and Energy Solutions, partly offset by lower operating expenses and higher realised Chemicals margins.

Identified items in 2024 amounted to a net loss of $7,364 million and included net impairment charges and reversals, reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures, unfavourable movements relating to the fair value accounting of commodity derivatives, and charges related to redundancy and restructuring. This compares with identified items in 2023 which amounted to a net loss of $8,242 million.

Adjusted EBITDA
Adjusted EBITDA, for 2025 and 2024, was driven by the same factors as Adjusted Earnings and excludes taxation, exploration well write-offs and depreciation, depletion and amortisation expenses for the relevant years.

Cash flow from operating activities
See "Liquidity and capital resources" on page 21.

Cash capital expenditure
See "Liquidity and capital resources" on page 21 and "Less emissions" on pages 81-82.

* Non-GAAP measure. See page 430.

Operating expenses and Underlying operating expenses
Operating expenses* were $35,675 million in 2025, compared with $36,917 million in 2024. Underlying operating expenses* were $35,032 million, compared with $35,707 million in 2024. These decreases were mainly driven by structural cost reductions delivered through portfolio changes, operational efficiencies, a leaner corporate centre and faster value-based decision-making.

Return on average capital employed (ROACE) on an Adjusted Earnings plus non-controlling interest basis
Our ROACE on an Adjusted Earnings plus non-controlling interest basis* decreased to 9.4%, compared with 11.3% in 2024, mainly driven by lower earnings.

Significant accounting estimates and judgements
See Note 2 to the "Consolidated Financial Statements" on pages 234-244.

Legal proceedings
See Note 32 to the "Consolidated Financial Statements" on pages 302-304.

Production available for sale
Oil and gas production available for sale in 2025 was 2,800 thousand boe/d, compared with 2,836 thousand boe/d in 2024. This decrease was mainly driven by divestments and field decline, partly offset by new production.

Oil and gas production available for sale [A][B]

	Thousand boe/d		
	2025	2024	2023
Crude oil and natural gas liquids	1,494	1,452	1,454
Synthetic crude oil [C]	41	51	52
Natural gas [D]	1,265	1,333	1,285
Total	2,800	2,836	2,791
Of which:			
Integrated Gas	931	954	939
Upstream	1,828	1,831	1,800
Oil sands (part of Chemicals and Products) [C]	41	51	52

[A] See "Oil and gas information" on pages 44-51.
[B] Reflects 100% of production of subsidiaries except in respect of production-sharing contracts (PSC), where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[C] In November 2025, we completed the agreement in Canada to swap our remaining 10% mining interest and associated synthetic crude oil reserves in exchange for an additional 10% interest in the Scotford upgrader and Quest Carbon Capture (CCS) facility.
[D] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

Proved reserves
The proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates are summarised in "Oil and gas information" on pages 44-51 and set out in more detail in "Supplementary information – oil and gas (unaudited)" on pages 307-325.

Before taking production into account, our proved reserves decreased by 427 million boe in 2025. Acquisitions and divestments accounted for a net decrease of 1,203 million boe, largely related to the swap transaction involving our synthetic crude oil reserves in Canada (see "Chemicals and Products" on page 57) and the divestment of The Shell Petroleum Development Company of Nigeria Limited (SPDC). Total oil and gas production was 1,070 million boe. Accordingly, after taking production into account, our proved reserves decreased by 1,497 million boe in 2025, to 8,123 million boe at December 31, 2025.

20 Shell Annual Report and Accounts 2025

Liquidity and capital resources Liquidity and capital resources Shell generated free cash flow*of $26.1 billion in 2025, aided by disciplined capital management, portfolio simplification and operational performance improvements. Net debt* increased to $45.7 billion at December 31, 2025 (December 31, 2024: $38.8 billion). Net debt excluding leases* increased to 16.8 billion (December 31, 2024: 10.1 billion). Total debt decreased to $75.6 billion at December 31, 2025 (December 31, 2024: $77.1 billion). Gearing* increased to 20.7% at December 31, 2025, compared with 17.7% at December 31, 2024. Cash and cash equivalents were $30.2 billion at December 31, 2025 (December 31, 2024: $39.1 billion). See Note 21 to the "Consolidated Financial Statements" on pages 278-279. Liquidity Shell satisfies its funding, liquidity and working capital requirements by using cash generated from our operations, taking on debt and through divestments. In 2025, access to the international debt capital markets remained strong, with Shell's debt principally financed from these markets through central debt programmes consisting of: ￮ two $10 billion commercial paper (CP) programmes, with maturities between 183 days and 364 days depending on the form of the notes issued; ￮ an unlimited Euro medium-term note (EMTN) programme (also referred to as the Multi-Currency Debt Securities Programme), which lapsed in November 2024, and was renewed in May 2025; and ￮ an unlimited US universal shelf (US shelf) registration. The debt issued under the CP, EMTN and US shelf has historically been issued by Shell International Finance B.V., the primary issuance company for Shell, with its debt being guaranteed by Shell plc. In 2023, Shell incorporated a new US subsidiary, Shell Finance US Inc., and in 2024 and 2025 a portion of the debt issued by Shell International Finance B.V. and BG Energy Capital plc (for 2025) was moved into this entity through exchange offers. Additionally, Shell Finance US Inc. issued new debt in November 2025, which is guaranteed by Shell plc. We expect any new debt issued under the CP programmes, EMTN or US shelf to be guaranteed by Shell plc. We also maintain an $8 billion committed credit facility with initial maturity in 2030, however extension options may take final maturity to 2032. This remained fully undrawn at December 31, 2025. This facility replaces the previous $8 billion facility due to mature in December 2026. This core facility and cash on balance sheet provide backup coverage for our CP programmes. Other than certain borrowings by subsidiaries in their local jurisdictions, we do not have any other committed credit facilities. Our total debt decreased by $1.4 billion to $75.6 billion at December 31, 2025. The total debt excluding lease liabilities matures as follows: 10% in 2026; 6% in 2027; 13% in 2028 and 71% in 2029 and beyond. Debt maturing in 2026 is expected to be repaid from a combination of cash balances, cash generated from operations, divestments and the issuance of new debt. In 2025, we did not issue any debt under the EMTN programme or CP programmes, while issuing $2.35 billion under the US shelf. The Group had no CP outstanding at December 31, 2025. * Non-GAAP measure. See page 430. While our subsidiaries are subject to restrictions, such as foreign withholding taxes on the transfer of funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on our ability to meet our cash obligations. Management believes it has access to sufficient debt funding sources (capital markets) and to undrawn committed borrowing facilities to meet foreseeable requirements. Market risk, credit risk and pension commitments Financial risks We use various financial instruments for managing exposure to foreign exchange and interest rate movements. Our treasury operations are highly centralised and seek to manage credit exposures associated with our substantial cash, foreign exchange and interest rate positions. Our portfolio of cash investments is diversified to avoid concentrating risk in any one instrument, country or counterparty. Other than in exceptional cases, the use of external derivative instruments is confined to our specialist trading and central treasury organisations that have the appropriate skills, experience, supervision, control and reporting systems. We operate with procedures and policies designed to help ensure that trading risks are managed within a prescribed control framework. The framework sets out authorised limits and requirements that trading should only be performed by employees with the appropriate skills and experience. Senior management regularly reviews these authorised trading limits. In addition, a department that is independent from our traders monitors our market risk exposures daily, using techniques such as value-at-risk alongside other risk metrics. We have counterparty credit risk policies in place which seek to help ensure that products are sold to customers with appropriate creditworthiness. These policies include detailed credit analysis and monitoring of customers against counterparty credit limits. Where appropriate, netting arrangements, credit insurance, prepayments and collateral are used to manage credit risk. A pensions forum chaired by the Chief Financial Officer oversees Shell's input to pension strategy, policy and operation. A risk committee supports the forum in reviewing the results of assurance processes with respect to pension risk. Local trustees manage the funded defined benefit pension plans and set the strategic asset allocation for the plans, including the extent to which currency, interest rate, inflation and longevity risks are hedged. Contributions paid are based on independent actuarial valuations that align with applicable local regulations. Pension fund liquidity is managed by holding appropriate liquid assets and maintaining credit facilities. We also consider opportunities to insure pension liabilities with third parties to reduce this risk. On July 1, 2023, new pension legislation came into effect in the Netherlands, with implementation required prior to January 1, 2028. In July 2025, the Trustee Board of Shell's defined benefit pension fund in the Netherlands formally accepted the transition plan, related to the changes in pension legislation, to transition from a defined benefit pension fund to a defined contribution plan with effect from January 1, 2027, subject to the local funding level of the plan remaining above an agreed level (125%) during the predetermined transition period. Our total employer contributions were $0.6 billion in 2025 and are estimated to be $1.1 billion in 2026, including a minimum final payment of $0.3 billion in the Dutch pensions to transform from the defined benefit plan into a defined contribution. See "Risk factors" on page 130, and Note 24 and Note 26 to the "Consolidated Financial Statements" on pages 284-290 and 292-298. Strategic Report | Performance in the year | More value 21 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Liquidity and capital resources continued

Capitalisation table

		$ million
	December 31, 2025	December 31, 2024
Equity attributable to Shell plc shareholders	174,392	178,307
Current debt	9,128	11,630
Non-current debt	66,515	65,448
Total debt [A]	75,643	77,078
Total capitalisation	250,035	255,385

[A] Of total debt of $75.6 billion (2024: $77.1 billion), $46.3 billion (2024: $48.1 billion) was unsecured and $29.3 billion (2024: $29.0 billion) was secured; $45.0 billion is fully and unconditionally guaranteed by Shell plc (December 31, 2024: $46.0 billion), with the following amounts issued by Shell Group subsidiaries: $22.6 billion by Shell International Finance B.V., a wholly owned finance subsidiary of Shell plc (December 31, 2024: $31.8 billion); $20.1 billion by Shell Finance US Inc., a wholly owned finance subsidiary of Shell plc (December 31, 2024: $11.4 billion); and $2.3 billion by BG Energy Capital plc (December 31, 2024: $2.8 billion).

See Note 21 to the "Consolidated Financial Statements" on page 278 for further disclosure on total debt and net debt.

Guarantees and other off-balance sheet arrangements

There were no guarantees or other off-balance sheet arrangements at December 31, 2025, or December 31, 2024 that were reasonably likely to have a material impact on Shell.

See Note 26 and Note 32 to the "Consolidated Financial Statements" on pages 292 and 302 for further details on guarantees or other off-balance sheet arrangements where the potential obligations related to issuance are assessed to be remote.

Consolidated Statement of Cash Flows

Cash flow from operating activities (CFFO) in 2025 was $42.9 billion, compared with $54.7 billion in 2024. CFFO in 2025 was primarily driven by Adjusted EBITDA* of $56.1 billion (compared with $65.8 billion in 2024) and inflows from dividends (net of profits) received from joint ventures and associates of $2.6 billion (compared with outflows of $0.3 billion in 2024), partly offset by tax payments of $11.6 billion (compared with payments of $12.0 billion in 2024) and working capital outflows of $1.8 billion (compared with inflows of $2.1 billion in 2024).

Cash flow from investing activities in 2025 was an outflow of $16.8 billion, compared with an outflow of $15.2 billion in 2024. Cash flow from investing activities in 2025 included cash capital expenditure* of $20.9 billion (compared with cash capital expenditure* of $21.1 billion in 2024), partly offset by divestment proceeds* of $2.4 billion (compared with divestment proceeds* of $2.8 billion in 2024) and interest received of $2.0 billion (compared with interest received of $2.4 billion in 2024).

Cash flow from financing activities in 2025 was an outflow of $35.8 billion, compared with outflows of $38.4 billion in 2024. This included the repurchases of shares of $13.9 billion (2024: $13.9 billion), net repayments of debt of $9.1 billion (2024: $9.6 billion net repayment), dividends paid to Shell plc shareholders of $8.5 billion (2024: $8.7 billion), interest paid of $4.1 billion (2024: $4.6 billion) and favourable debt-related derivative financial instrument movements of $1.3 billion (2024: $0.6 billion unfavourable movement).

Prior year Consolidated Statement of Cash Flows

Our Consolidated Statement of Cash Flows for the financial year ended December 31, 2024, compared with the financial year ended December 31, 2023, can be found in the Annual Report and Accounts (page 25) and Form 20-F (page 42) for the year ended December 31, 2024, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.

See "Consolidated Statement of Cash Flows" on page 233.

Cash flow from operating activities

The most significant factors affecting Shell's CFFO are earnings, which are mainly impacted by: realised prices for crude oil, natural gas and LNG; production levels of crude oil, natural gas and LNG; chemicals, refining and marketing margins; timing of dividend payments from joint ventures and associates and movements in working capital and derivative financial instruments.

The impact on earnings from changes in market prices depends on: the extent to which contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or state-owned oil and gas companies that have limited sensitivity to crude oil and natural gas prices; tax impacts; and the extent to which changes in commodity prices flow through into operating expenses. Changes in benchmark prices of crude oil and natural gas in any particular period provide only a broad indicator of changes in our Integrated Gas and Upstream earnings in that period. Changes in any factors, from within the industry or the broader economic environment, can and have influenced refining and marketing margins. The precise impact of any changes depends on how the oil markets respond to them. The market response is affected by factors such as: whether the change affects all crude oil types or only a specific grade; regional and global crude oil and refined products inventories; and the collective speed of response of refiners and product marketers in adjusting their operations. As a result, margins fluctuate from region to region and from period to period.

Divestment and cash capital expenditure

The levels of divestment proceeds and cash capital expenditure in 2025 and 2024 reflect our discipline and focus as we continue to implement our strategy. Proceeds from sale of property, plant and equipment and businesses were $1.1 billion for 2025, compared with $1.6 billion in 2024. Divestment proceeds* for 2025 were $2.4 billion, compared with $2.8 billion in 2024. Cash capital expenditure split by segment is presented in the table below:

Cash capital expenditure* [A]

			$ million
	2025	2024	2023
Integrated Gas	4,689	4,767	4,196
Upstream	9,316	7,890	8,343
Marketing [B]	1,862	2,445	5,790
Chemicals and Products	3,063	3,290	3,014
Renewables and Energy Solutions	1,866	2,549	2,681
Corporate	119	144	368
Total cash capital expenditure*	20,915	21,085	24,392

[A] See Note 7 to the "Consolidated Financial Statements" on pages 259-267.
[B] Includes acquisition of Nature Energy in 2023.

* Non-GAAP measure. See page 430.

22 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Liquidity and capital resources continued

Capital employed

Capital employed* was $220.7 billion in 2025, compared with $218.1 billion in 2024, of which $20.3 billion related to lower-carbon platforms, including power (both gas-fired and from renewable energy), low-carbon fuels, hydrogen, and carbon capture and storage [A].

[A] Gas is a lower-carbon alternative to coal in power generation.

Contractual obligations

The table below summarises Shell's principal contractual obligations at December 31, 2025, by expected settlement period. The amounts presented have not been offset by any committed third-party revenue in relation to these obligations.

Contractual obligations

$ billion

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total
Debt [A]	4.5	9.0	6.7	26.8	47.0
Leases	6.3	9.6	6.3	20.0	42.2
Purchase obligations [B]	23.8	25.0	17.6	69.8	136.2
Other long-term contractual liabilities [C]	–	1.1	0.2	0.5	1.7
Total	34.6	44.6	30.8	117.2	227.2

[A] See Note 21 to the "Consolidated Financial Statements" on pages 278-279. Debt contractual obligations exclude interest, which is estimated to be $1.4 billion payable in less than one year, $2.7 billion between one and three years, $2.3 billion between three and five years, and $11.6 billion in five years and later. For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant at the rates in effect at December 31, 2025, and that there is no change in the aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table. Lease contractual obligations include interest.

[B] Purchase obligations disclosed in the above table exclude commodity purchase obligations that are not fixed or determinable and are principally intended to be resold in a short period of time through sale agreements with third parties. Examples include long-term non-cancellable LNG and natural gas purchase commitments and commitments to purchase refined products or crude oil at market prices. Inclusion of such commitments would not be meaningful in measuring liquidity and cash flow, as the cash outflows generated by these purchases will generally be offset in the same periods by cash received from the related sales transactions.

[C] Includes obligations included in "Trade and other payables" and provisions related to onerous contracts included in "Decommissioning and other provisions" in "Non-current liabilities" in the "Consolidated Balance Sheet" that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 24 to the "Consolidated Financial Statements" on pages 284-290) and obligations associated with decommissioning and restoration (see Note 25 to the "Consolidated Financial Statements" on page 291).

Shareholder distributions

We returned $8.5 billion to our shareholders through dividends and $13.9 billion through share buybacks in 2025. Total shareholder distributions represented 52% of CFFO*.

The fourth quarter 2025 dividend of $0.372 per ordinary share will be paid on March 30, 2026, to shareholders on the register at February 20, 2026, and represents an increase of 4% compared with the third quarter 2025 dividend.

See Note 30 to the "Consolidated Financial Statements" on page 302.

Purchases of securities

The intent to purchase shares was announced alongside the quarterly results during 2025, and covered the period up until the next quarterly announcement. In 2025, share buybacks of $3.5 billion were announced on January 30, $3.5 billion on May 2, $3.5 billion on July 31 and $3.5 billion on October 30 (finalised in the first quarter of 2026). In addition, on February 5, 2026, a further buyback of $3.5 billion was announced along with the fourth quarter 2025 results; it is intended that this will be completed by the announcement date of the first quarter 2026 results.

During 2025, 396.4 million ordinary shares were purchased and cancelled. Overall, a total nominal share value of €28 million ($33 million), 6.5% of the Company's total issued share capital at December 31, 2024, was purchased and cancelled during 2025 for a total cost of $13.9 billion, including expenses, at an average price of $35.01 per share.

The buybacks completed in the first half of 2025 were in accordance with the authorities granted by shareholders at the 2024 Annual General Meeting (AGM). The buybacks completed in the second half of 2025 were in accordance with the authorities granted by shareholders at the 2025 AGM. At the 2025 AGM, authority was granted for the Company to repurchase up to a maximum of 10% of its issued ordinary shares, excluding treasury shares, (602.1 million ordinary shares), both on and off market, allowing purchases on the Amsterdam as well as London exchanges. As at December 31, 2025, 444 million ordinary shares could still be repurchased under the current AGM authorities. The purpose of the share repurchases in 2025 was to reduce the issued share capital of the Company.

New resolutions will be proposed at the 2026 AGM to renew the authority for the Company to purchase its own share capital, up to specified limits, for a further year. These proposals will be described in more detail in the 2026 Notice of Annual General Meeting.

Shares are also purchased by the employee share ownership trusts and trust-like entities (see Note 28 to the "Consolidated Financial Statements" on page 299) to meet delivery commitments under employee share plans. All share purchases are made in open market transactions.

The table on the next page provides information on purchases of shares in 2025 and January 2026 by the Company and affiliated purchasers. Purchases in euros and sterling are converted into dollars using the exchange rate on each transaction date.

* Non-GAAP measure. See page 430.

23 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Liquidity and capital resources continued

Purchases of equity securities by issuer and affiliated purchasers in 2025 [A]

	Euro shares			GBP shares			ADSs [B]	
Purchase period	Number purchased for employee share plans	Number purchased for cancellation [C]	Weighted average price ($) [D]	Number purchased for employee share plans	Number purchased for cancellation [C]	Weighted average price ($) [D]	Number purchased for employee share plans	Weighted average price ($) [E]
January	5,446,429	13,269,767	32.91	1,271,425	19,923,745	32.68	2,047,363	64.83
February	–	13,818,237	33.48	–	20,965,300	33.28	145,052	67.09
March	–	12,832,246	34.50	–	19,029,647	34.30	19,502	72.38
April	–	13,715,246	32.70	–	20,901,741	32.51	–	–
May	–	18,301,000	33.13	–	17,269,123	32.96	–	–
June	–	16,936,000	35.21	–	17,307,000	35.05	18,967	70.49
July	–	16,369,805	35.71	–	17,188,643	35.55	35,388	70.32
August	–	16,083,942	36.17	–	15,620,239	35.97	–	–
September	3,480,500	17,643,903	36.11	763,300	17,966,650	35.93	19,142	71.88
October	3,105,000	14,970,561	36.77	676,000	15,204,467	36.64	43,971	75.75
November	2,995,123	14,681,496	37.24	664,354	14,716,512	37.14	819,888	74.73
December	–	15,566,925	36.49	–	15,686,468	36.40	865,562	72.94
Total 2025	15,027,052	184,189,128	35.10	3,375,079	211,779,535	34.71	4,014,835	68.95
January	441,451	15,810,185	36.62	159,120	15,915,726	36.53	576,983	74.67
Total 2026	441,451	15,810,185	36.62	159,120	15,915,726	36.53	576,983	74.67

[A] Reported as at transaction date.
[B] American Depositary Shares.
[C] Under the share buyback programme.
[D] Includes stamp duty and brokers' commission.
[E] Includes brokers' commission.

Financial information relating to the Royal Dutch Shell Dividend Access Trust

The results of the Royal Dutch Shell Dividend Access Trust (the Trust) are included in the consolidated results of operations and financial position of Shell. Certain condensed financial information in respect of the Trust is given below.

The Shell Transport and Trading Company Limited and BG Group Limited have each issued a dividend access share to Computershare Trustees (Jersey) Limited (the Trustee). For the years 2025, 2024 and 2023, the Trust recorded income before tax of £nil, £nil and £nil respectively. In each period, this reflected the amount of dividends payable on the dividend access shares. Dividends are also classified as unclaimed where amounts have not cleared recipient bank accounts.

At December 31, 2025, the Trust had total equity of £nil (December 31, 2024: £nil; December 31, 2023: £nil), reflecting assets of £2 million (December 31, 2024: £3 million; December 31, 2023: £4 million) and unclaimed dividends of £2 million (December 31, 2024: £3 million; December 31, 2023: £4 million). The Trust only records a liability for an unclaimed dividend to the extent that dividend cheque payments have not been presented within 12 months, have expired or have been returned unpresented. As these unclaimed dividends relate to dividends that were announced by the Company during the period the Company was still named Royal Dutch Shell plc, and it is expected that the Company will not announce any further dividends on the dividend access shares, the Trust continues to be named the Royal Dutch Shell Dividend Access Trust.

On January 29, 2022, one line of shares was established through assimilation of each A share and each B share into one ordinary share of the Company. This assimilation had no impact on voting rights or dividend entitlements. Dutch withholding tax, applied previously on dividends on A shares, no longer applies on dividends paid on the ordinary shares following the assimilation.

In relation to the assimilation of the Company's A and B shares, the Trust will continue in existence for the foreseeable future to facilitate the payment of unclaimed dividend liabilities for shareholders of the former B shares until these are either claimed or forfeited in line with the terms outlined. Dividends which are unclaimed after six years are forfeited and unconditionally revert to The Shell Transport and Trading Company Limited and BG Group Limited, as appropriate.

24 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value

Market overview

Shell maintains a large and diversified business portfolio across an integrated value chain. We are exposed to fluctuating prices of crude oil, natural gas, oil products, chemicals and power. However, our diversified portfolio provides resilience when prices are volatile. Our annual planning cycle and periodic portfolio reviews aim to ensure that our levels of capital investment and operating expenses are appropriate in the context of a volatile price environment.

See "Risk factors" on page 126.

We prepare an annual financial plan that tests different scenarios and their impact on prices, and on our businesses and organisation as a whole. These scenarios help us determine which issues could affect our operating environment and have implications for our strategy. They also help us to identify potential interventions to preserve our cash levels.

We continually assess the external environment – the markets and the underlying economic, political, social and environmental drivers that shape them – to evaluate changes in competitive forces. We define multiple potential future scenarios and business environments by identifying drivers, uncertainties, enablers and constraints to our competitiveness.

We also continually screen for new opportunities globally through our opportunity identification process. We test the resilience of our opportunities against a range of prices and costs for crude oil, natural gas, oil products, chemicals and power. These tests are based on short-, medium- and long-term market drivers, such as the extent and pace of the energy transition. Our opportunities are then ranked, prioritised and tested for strategic fit and value return expectations before being included in our growth funnel.

Global economic growth

Global economic disruption and uncertainty characterised 2025. In April of that year, the USA announced a series of broad-based and substantive import tariffs. The USA raised the average effective import tariff from just below 2% at the end of 2024 to around 15% at the end of 2025, triggering trade policy uncertainty. Meanwhile, public spending and debt sustainability concerns emerged for several major economies, as a result of a more stimulative fiscal policy stance or failure to curb public spending.

Despite the disruption and uncertainty, the global economy remained resilient in 2025. Following its initial import tariff announcements, the USA negotiated trade deals with various countries and provided exemptions for certain goods categories. The private sector also proved agile, with companies front-loading imports and re-routing trade flows and supply chains. The potential of AI to boost future productivity and economic growth supported a boom in related investments, including electricity infrastructure and generation. This mitigated some of the downside effects of trade policy uncertainty and public finance concerns. As a result, economic activity remained positive, further enabled by broadly looser monetary and fiscal policies as interest rates fell and fiscal stimulus policies were put in place in many economies.

The IMF, in its World Economic Outlook published in January 2026, estimated global economic growth in 2025 to be 3.3% year on year, equal to the 2024 outcome but below the pre-pandemic average (2000-2019) of 3.7%. Growth in the USA held up at 2.1% – lower than the 2.8% growth recorded the previous year – but with some of the import tariff impact and uncertainty offset by increased investments in AI technologies and related infrastructure. Economic performance in the Eurozone was mixed, with southern Europe more robust as a result of strong private consumption, tourism inflows and EU grants and northern Europe facing headwinds from loss of industry competitiveness to China, despite higher infrastructure and defence spending. China responded to higher tariffs imposed by the USA by re-routing and redirecting exports to Asia, Africa and Europe, resulting in a record trade surplus. The Chinese government also ratcheted up policy support, although the domestic economy – from the housing sector to retail sales – disappointed. Emerging economies benefited from lower interest rates, depreciation of the US dollar and improving policy frameworks – such as greater exchange rate flexibility – which enhanced their capacity to absorb shocks. Among the emerging economies, India continued to lead, thanks to strong household consumption and company investment.

Global consumer price growth was generally contained as declines in emerging markets' inflation offset a slight goods-driven pick-up in inflation in advanced economies. But, in many countries, the cost of living in 2025 was significantly higher than before the pandemic. In the USA, firms accumulated inventories during the first half of 2025 as a result of tariff front-running, allowing them to delay price increases. Inflation cooled in the Eurozone, although wage pressures and services inflation remained persistent. In China, consumer price inflation remained at very low levels, stemming from overcapacity in industry, weakness in the housing sector, and relatively high savings.

Global prices, demand and supply

The following table provides an overview of the main crude oil and natural gas price markers to which Shell is exposed.

Oil and gas average industry prices [A]

	2025	2024	2023
Brent ($/b)	69.1	80.8	82.6
West Texas Intermediate ($/b)	64.9	75.9	77.7
Henry Hub ($/MMBtu)	3.5	2.2	2.5
EU TTF ($/MMBtu)	11.9	11.0	13.0
Japan Customs-cleared Crude ($/b) - 3 months	76.1	87.5	88.7

[A] The 2025 average price for Japan Customs-cleared Crude is based on available market information up to the end of the period. Brent, West Texas Intermediate and EU TTF yearly average prices are based on daily spot prices. Henry Hub and Japan Customs-cleared Crude yearly average prices are based on monthly average prices.

At the time of this Report's publication, world energy markets were being impacted by conflict in the Middle East. It was still highly uncertain as to the extent and longevity of disruption to infrastructure, LNG and oil flows through the Strait of Hormuz, as well as to risks of interruption to supply.

Crude oil and oil products

The global benchmark oil price Brent averaged $69 per barrel (bbl) in 2025, considerably lower than the average of $81/bbl in 2024. Downside risks to oil markets increased sharply from early April 2025 after the US tariff announcements and the OPEC+ decision to accelerate the unwinding of voluntary production cuts. Following the US tariff announcement, Brent dropped by over $10/bbl to touch a four-year low of just above $60/bbl in early May 2025. The downward trend was briefly arrested when Brent reached a six-month high of $80/bbl at the height of the 12-day war between Israel and Iran in June 2025. As this subsided, the bearish price trend returned over market expectation for significant oversupply due to the rapid unwinding of OPEC+ production curtailment.

Global liquids demand growth in 2025 was estimated at around 0.9 million barrels per day (mb/d), slightly slower than in 2024. Chinese demand remained sluggish, increasing by only about 0.1 mb/d, compared with 0.15 mb/d in 2024. Other major markets – OECD Americas, OECD Europe and non-OECD Asia (excluding China) – also saw weaker growth. Nonetheless, supply surged in 2025 due

25 Shell Annual Report and Accounts 2025

to the rapid return of OPEC+ curtailed volumes. Since OPEC+ started unwinding the voluntary cuts in April 2025, total global liquids supply rose by 4.6 mb/d by the third quarter. This caused a sharp increase in global liquids inventory in the second half of 2025. The IEA reported an implied global stock build of 3 mb/d in the third quarter of 2025, compared with a net draw of 0.8 mb/d in the same period of 2024. In 2026, market direction will depend on how certain key drivers evolve: Chinese demand, OPEC+ supply strategy, the production outlook of US light tight oil (LTO), and geopolitical developments in the Middle East, Russia/Ukraine, and Venezuela. The IEA expects a slightly higher growth rate for global demand as Chinese oil demand growth picks up slightly. On the supply side, US LTO responded to falling oil prices with much more moderate production growth in 2025, and the trend could continue should oil prices remain depressed. OPEC+ paused the unwinding in the first quarter of 2026, but decided to resume in April 2026. Natural gas market Global gas prices increased in 2025 as Europe imported more LNG to offset the loss of Russian gas transiting through Ukraine. Prices remained above historic levels seen prior to 2022. Market volatility persisted due to concerns about security of supply in Europe, despite additional LNG from the USA. However, subdued LNG imports into China had a negative impact on prices. In Europe, TTF (Title Transfer Facility) spot prices averaged $12.12/ MMBtu (11% higher year-on-year) with the loss of Russian pipeline gas via the Ukrainian transit route on January 1, 2025. Nonetheless, European gas demand remained weak throughout the year, driven by a warm winter, continued lower industrial demand and high renewable power generation. Storage levels comfortably reached the EU mandatory targets by October 2025. Prices softened further in the fourth quarter as additional LNG supplies and weaker Asian demand supported more LNG flows into Europe. Spot LNG prices in Asia traded closely in line with TTF for much of 2025, reflecting the growing interconnection of global LNG markets. JKM (Japan/Korea Marker) prices averaged $12.37/MMBtu (4% higher year on year). Through the first three quarters, JKM prices held negligible premiums over TTF as declines in Chinese demand failed to attract significant cargoes to Asia. In the fourth quarter, with higher Asian storage levels, JKM fell below $10/MMBtu, stimulating additional demand and incentivising some LNG flows to Asia. Henry Hub: In 2025, natural gas production in the USA averaged 106.5 billion cubic feet per day (Bcf/d) for the year, up from 101.7 Bcf/d in 2024, with most of the year-over-year growth concentrated in the South Central region, particularly the Permian Basin. Production reached a record high of 111.4 Bcf/d on December 21, 2025. On the demand side, gas used for power generation has averaged 35.7 Bcf/d, which is 1.1 Bcf/d lower than last year. This decline is primarily due to increased renewable and coal generation. While the Lower 48 experienced cooler temperatures — averaging 14.6°C compared with 15.3°C in 2024 — any potential increase in winter heating demand was more than offset by reduced power generation demand during the milder summer. Meanwhile, LNG exports are expected to rise by 3.5 Bcf/d year on year, driven largely by the ramp-up of the Plaquemines LNG facility, reinforcing the USA's growing role in global gas markets. Power USA: In 2025, power markets experienced mixed regional dynamics shaped by capacity tightness in the east, strong renewable and storage growth across multiple regions, and mild weather in Texas and the West. PJM Interconnection saw capacity prices surge to historic highs, with Base Residual Auction clearing prices rising nearly 10-fold year on year and further reaching the market cap for 2026/27, reflecting tightening supply conditions and higher reliability requirements. New York Independent System Operator (NYISO) and New England Independent System Operator (ISO-NE) also faced shrinking reliability margins, i.e. system safety buffers. This was driven by fossil retirements, growing large- load interconnections from data centres and semiconductor facilities, and heightened winter fuel supply risks. In Texas, the Electric Reliability Council of Texas (ERCOT) market saw mild summer weather and strong solar growth that kept daytime conditions stable, even as higher thermal outages increased reliance on energy storage. Real-time power prices were slightly higher than in 2024 due to increased natural gas costs. A major structural development occurred late in the year with the launch of ERCOT's Real-Time Co-Optimization plus Batteries (RTC-B) framework in December 2025, marking the beginning of ERCOT's transition to a more modern real-time market design. In the Western USA, power prices stayed muted throughout most of 2025, with only a few brief price excursions above $100/MWh in the Pacific Northwest. Large additions of solar, wind and battery capacity — amounting to around 7 GW of renewables and 7.2 GW of storage — helped maintain system flexibility despite lower hydropower generation. Across the country, solar, wind and battery storage continued to expand rapidly and increasingly shaped hourly price profiles. Demand growth from data centres, AI compute clusters and electrification remained a major demand driver in 2025 and is expected to continue driving infrastructure needs and resource additions into 2026. Europe: Across Europe, power prices rebounded slightly from 2024. In the first half of the year, higher gas prices and cold, calm weather caused an increase of 20--30 EUR/MWh in the major markets of Germany, France, the UK and Spain. Lower base-load prices in the second half of the year brought the annual average increase to 4-11 EUR/MWh compared with 2024. German power prices are still among the highest on the continent with an annual average of 89 EUR/MWh. Unprecedented voltage spikes and operational failures in the Iberian grid caused Europe's largest blackout in two decades, triggering 31 GW of load to be disconnected and leading to the deaths of seven people. France connected its first new nuclear reactor in 25 years, while Belgium extended the lifetime of existing nuclear reactors. Meanwhile, solar installations in the EU declined for the first time in a decade, down 1.4% at mid-year from 2024's record high. Offshore wind faced difficulties as Dutch and Danish tenders closed without bids, prompting Denmark to announce a shift to a two-sided contract for difference (CFD) model. In contrast, Germany held oversubscribed onshore wind auctions. The German government still plans to hold auctions next year for new gas- fired power plants with a combined capacity of 10 GW by 2032. Australia: Electricity volume-weighted average prices (VWAP) on the east coast National Electricity Market (NEM) were around A$107.72/MWh in 2025, decreasing from around A$131.22/MWh in 2024. Conversely, the west coast Wholesale Electricity Market (WEM) saw an increase in VWAP from around A$92.93/MWh to around A$114.74/MWh. This was partly due to a slight decline in domestic gas prices. Overall the NEM saw milder conditions than in the previous year, with the exception of a few days in June which saw extreme volatility as a result of coal outages, low wind generation and increased demand due to colder weather. Looking to the year ahead, the first tranche of the government's Capacity Investment Scheme (CIS) projects are expected to start operations, representing a new wave of wind, solar and storage assets in the NEM and WEM. Concurrently, the government has commenced a gas market review on Australia's east coast domestic gas and LNG export markets, with work ongoing through 2026. Strategic Report | Performance in the year | More value | Market overview continued 26 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Market overview continued

Crude oil and natural gas price assumptions

Our ability to deliver competitive returns and pursue commercial opportunities depends on the accuracy of our price assumptions. We use a rigorous assessment of short-, medium- and long-term market uncertainties to determine which ranges of future crude oil and natural gas prices to use in project and portfolio evaluations. Market uncertainties include, for example, future economic conditions, geopolitics, actions by major resource holders, production costs, technological progress and the balance of supply and demand.

See "Risk factors" on page 126 and Note 12 to the "Consolidated Financial Statements" on pages 269-270.

Refining and chemical margins

After a weak start to 2025, refinery margins improved versus 2024, mainly because sanctions on Russia affected middle distillate supply and third and fourth quarter refinery availability was lower. Gasoline product crack spreads started the year at a low level, as increasing refinery capacity, particularly with Dangote Refinery in Nigeria ramping up, promised higher gasoline supply. Middle distillate crack spreads started 2025 stronger than gasoline but supply chains were working well which kept prices at reasonable levels. In the second half of 2025, Dangote started to have reliability issues resulting in more gasoline demand in West Africa from Europe. This, combined with refinery outages in the USA, resulted in support for gasoline product crack spreads. Middle distillate supply has been affected by Ukrainian drone strikes on Russian infrastructure, reducing middle distillate exports; in addition, the sanctions against Lukoil and Rosneft brought in during the final quarter of 2025, combined with general low refinery availability, created middle distillate supply concerns and high product crack spreads.

The 2026 margin outlook depends on refinery availability, particularly in the Atlantic Basin, and on whether the new refineries such as Olmeca in Mexico and Dangote in Nigeria achieve full capacity. Also to be watched is potential sanction relief on Russia that could bring significant quantities of product to international markets.

Chemical margins remained under pressure in 2025 due to continued growth of excess capacity in China. China added 7 million tonnes (MMTA) ethylene capacity while global demand grew by only 4 MMTA. In Europe, continued high costs, the loss of competitive exports (since 2022), and increasing low-cost imports have triggered announcements for an additional 3 MMTA ethylene capacity closure from 2025 to 2027. In the USA, cracker utilisation remains healthy due to low-cost feedstock (ethane).

Shell Chemicals global weighted average indicative margin declined by about 30 $/t in 2025 from 2024. Most of the margin drop was observed in the USA, where the ethane cracking advantage eroded with falling crude and rising natural gas prices. Crude prices declined by $10/bbl while Henry Hub gas prices increased by $1.3/MMBtu. Note that global chemicals prices tend to follow the crude price, while US ethane price follows local natural gas. A second driver for weaker US chemicals margins was the declining propylene price as the market corrected due to improved supply and stagnant demand. Propylene prices declined by about 220 $/t from 2024 to 2025.

China continues to add capacity in 2026, which should keep Asia chemicals variable margins near zero. The business expects that Shell's global indicative chemicals margin will improve slightly in 2026 due to strengthening prices in the USA and Europe. In Europe, recent industry rationalisation is expected to support market ethylene and propylene prices.

Refining margins

Global indicative refining margin

			$/bbl
	2025	2024	2023
Indicative refining margin	10.14	7.74	12.45

The indicative refining margin is an approximation of Shell's global gross refining unit margin, calculated using price markers from third-party databases. It is based on a simplified crude and product yield profile at a nominal level of refining performance. The actual margins realised by Shell may vary due to factors including specific local market effects, refinery maintenance, crude diet optimisation as the crudes in the indicative refining margin are indicative benchmark crudes, operating decisions and product demand. Gross refining unit margin is defined as the hydrocarbon margin net of purchased/sold utilities, additives and relevant freight costs, divided by crude and feedstock intake in barrels. It is only applicable to the impact of market pricing on refining business performance, excluding trading margin.

Petrochemical margins

Global indicative chemical margin

			$/tonne
	2025	2024	2023
Indicative chemical margin	147.9	151.72	132.63

The indicative chemical margin (ICM) is an approximation of Shell's global chemical margin performance trend (including equity-accounted associates), calculated using price markers from third-party databases. It is based on a simplified feedstock and product yield profile at a nominal level of plant performance. The actual margins realised by Shell may vary due to factors including specific local market effects, chemical plants maintenance, optimisation, operating decisions and product demand. Chemical unit margin is defined as the hydrocarbon margin net of purchased/sold utilities, additives and relevant freight costs, divided by a nominal denominator expressed in tonnes. It is only applicable to the impact of market pricing on Chemicals business performance.

The statements in this "Market overview" section are forward-looking statements based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein.

See "About this Report" on pages v-vi and "Risk factors" on page 126.

27 Shell Annual Report and Accounts 2025

Integrated Gas Integrated Gas explores for and extracts natural gas and associated liquids. This gas is then processed to produce liquefied natural gas (LNG) or converted into gas-to-liquids (GTL) fuels and other products. The business includes the operation of both upstream and midstream infrastructure necessary to deliver natural gas and its derivatives to market. 8.8 Income/(loss) for the period ($ billion) (2024: 9.6) 8.0 Adjusted Earnings ($ billion) (2024: 11.4) 14.1 Cash flow from operating activities ($ billion) (2024: 16.9) 931 Production (thousand boe/d) (2024: 954) At Capital Markets Day 2025, we said we would reinforce our leadership position in LNG by growing sales by 4--5% per year [A] through to 2030. We will also grow top- line production across our combined Upstream and Integrated Gas business by 1% per year [A] to 2030, sustaining our 1.4 million barrels per day of liquids production to 2030 with increasingly lower carbon intensity. In 2025, our performance and robust CFFO generation were driven by portfolio growth and operational excellence, with LNG sales growing by 11%, supported by the highest number of cargoes delivered in a single year. This record was supported by the acquisition of Pavilion Energy which increased our access to third-party volumes. We also began production at LNG Canada and shipped the first cargoes from there, marking a significant milestone in our integrated gas strategy. LNG Canada, which holds a 40-year export licence, expands Shell's global LNG portfolio, which is already one of the largest in the world. Final investment decisions taken in the year on the Mina West project in Egypt, the Aphrodite project in Trinidad and Tobago and the Gorgon Stage 3 development in Australia will help to secure future supply and contribute towards meeting our annual growth targets. For the business conditions relevant to Integrated Gas, see "Market overview" on pages 25-27. [A] On a compound annual growth rate (CAGR) basis. 28 LNG liquefaction volumes (million tonnes) (2024: 29) 73 LNG sales volumes (million tonnes) (2024: 66) “This was a year of strong, competitive delivery and cash outcomes, laying a solid foundation for us to be the world's leading integrated gas and LNG business.” Cederic Cremers President, Integrated Gas Strategic Report | Performance in the year | More value 28 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Integrated Gas continued

Financial delivery

2025 earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.

Adjusted Earnings decreased by $3,366 million compared with 2024. This reflected the combined effect of lower contributions from trading and optimisation and lower realised prices (a decrease of $3,034 million), higher depreciation, depletion and amortisation expenses (increase of $407 million), and lower volumes (decrease of $250 million). This was partly offset by lower well write-offs (decrease of $252 million), and favourable tax movements ($102 million).

Identified items in 2025 included favourable movements of $1,171 million due to the fair value accounting of commodity derivatives, partly offset by impairment charges of $433 million. These favourable movements and charges are part of identified items and compare with the full year 2024 which included unfavourable movements of $1,088 million due to the fair value accounting of commodity derivatives, impairment charges of $363 million, and a net loss of $96 million related to the sale of assets. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.

Adjusted EBITDA was driven by the same factors as Adjusted Earnings.

Prior year earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.

Adjusted Earnings decreased by $2,529 million compared with 2023. This reflected the combined effect of lower contributions from trading and optimisation and lower realised prices (a decrease of $3,819 million). This was partly offset by higher volumes (an increase of $514 million), lower operating expenses (a decrease of $478 million), and favourable deferred tax movements ($399 million).

Identified items in 2024 included unfavourable movements of $1,088 million relating to an accounting mismatch due to fair value accounting of commodity derivatives, impairment charges of $363 million, and a net loss of $96 million related to the sale of assets. These unfavourable movements compare with 2023, which included unfavourable movements of $4,407 million due to the fair value accounting of commodity derivatives, and net impairment charges and reversals of $2,247 million. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.

Adjusted EBITDA was driven by the same factors as Adjusted Earnings.

Cash flow from operating activities

Cash flow from operating activities for 2025 was primarily driven by Adjusted EBITDA and net cash inflows related to derivatives of $1,487 million. These inflows were partly offset by tax payments of $3,261 million and working capital outflows of $835 million.

Shell's policy is to settle the inter-segment use of tax attributes between business segments. This settlement is usually made in cash but in certain instances there is no cash settlement. In 2025, deferred tax assets of the Integrated Gas ($211 million) and Corporate ($89 million) segments were used by the Chemicals and Products ($300 million) segment, for which no cash settlement was made.

[A] All earnings amounts are shown post-tax unless otherwise stated.
* Non-GAAP measure. See page 430.

Key metrics [B]

$ million, except where indicated	2025	2024	2023
Income/(loss) for the period	8,820	9,590	7,057
Identified items [B]	796	(1,800)	(6,862)
Adjusted Earnings* [B] [C]	8,024	11,390	13,919
Adjusted EBITDA* [C] [D]	16,994	20,978	23,773
Cash flow from operating activities	14,086	16,909	17,520
Cash capital expenditure*	4,689	4,767	4,196
Liquids production available for sale (thousand b/d)	128	132	128
Natural gas production available for sale (million scf/d)	4,654	4,769	4,700
Total production available for sale (thousand boe/d)	931	954	939
LNG liquefaction volumes (million tonnes)	28.4	29.1	28.3
LNG sales volumes (million tonnes)	72.9	65.8	67.1

[B] See Note 7 to the "Consolidated Financial Statements" on pages 259-267.
[C] Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[D] Adjusted EBITDA is without taxation, exploration well write-offs and depreciation, depletion and amortisation (DD&A) expenses.

Cash capital expenditure

Our cash capital expenditure in 2025 was lower than in 2024. The decrease was mainly a result of a major turnaround at Pearl GTL in 2024. Our cash capital expenditure*is expected to be around $6 billion in 2026 in Integrated Gas.

Operational performance

Production available for sale

Our natural gas production decreased by 2% in 2025 compared with 2024, mainly due to natural field decline across the portfolio. In 2025, natural gas and liquids made up 86% and 14% of total production, respectively.

LNG liquefaction and sales volumes

Our LNG liquefaction volumes decreased by 2% compared with the previous year. This was mainly due to ownership restructuring in Trinidad and Tobago, and higher maintenance across the portfolio, and was partly offset by the LNG Canada ramp-up.

LNG sales volumes increased in 2025 compared with 2024, primarily due to higher purchases from third parties following the Pavilion Energy acquisition.

29 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Integrated Gas continued

Integrated Gas data table

LNG liquefaction volumes

			Million tonnes
	2025	2024	2023
Australia	13.3	14.4	13.3
Brunei	1.2	1.2	1.1
Canada	0.9	–	–
Egypt	0.1	–	0.3
Nigeria	3.7	3.5	3.3
Oman	2.8	2.8	2.7
Peru	0.8	0.9	0.8
Qatar	2.4	2.3	2.4
Trinidad and Tobago	3.2	4.0	4.3
Total	28.4	29.1	28.3

Strategic progress

Portfolio and business developments

Significant portfolio and business developments:

- In March 2025, we completed the acquisition of 100% of the shares in Pavilion Energy Pte. Ltd. (Pavilion Energy). The deal was announced in June 2024.
- In June 2025, the first cargo of LNG left the LNG Canada joint venture facility (Shell interest 40%).
- In June 2025, a final investment decision (FID) was taken to start the development of and production at the Mina West gas discovery in Egypt (Shell interest 60%).
- In June 2025, an FID was taken on the Aphrodite development project in Trinidad and Tobago (Shell interest 100%).
- In December 2025, an FID was taken on the Gorgon Stage 3 development in Australia (Shell interest 25%).

Business and property

Integrated Gas

A complete list of LNG and GTL plants in operation and under construction in which we have an interest is provided below.

LNG liquefaction plants under construction at December 31, 2025

	Asset	Location	Shell interest (%)	100% capacity (mtpa) [A]	Shell-operated
Africa					
Nigeria	Train 7 [B]	Bonny	25.6	7.6	No
Asia					
Qatar	QatarEnergy LNG NFE(2) [C]	Ras Laffan	25.0	8.0	No
	QatarEnergy LNG NFS(2) [D]	Ras Laffan	25.0	6.0	No
United Arab Emirates	Ruwais LNG [E]	Al Ruwais	10.0	9.6	No

[A] 100% capacity represents the total capacity that all trains are expected to process as reported by the operator.
[B] First LNG is expected in the second half of the 2020s.
[C] Shell holds 25% in the joint venture, which owns 25% of the North Field East expansion project, which has a nameplate capacity of 32 mtpa. First LNG is expected in the second half of the 2020s.
[D] Shell holds 25% in the joint venture, which owns 37.5% of the North Field South expansion project, which has a nameplate capacity of 16 mtpa. First LNG is expected in the second half of the 2020s.
[E] First LNG is expected in 2028.

30 Shell Annual Report and Accounts 2025

Making the most of our existing assets In 2025, across our Integrated Gas portfolio, we reached final investment decisions and key milestones that demonstrate how we are maximising value by investing in gas discoveries to keep our high utilisation of existing assets. We are leveraging established infrastructure to help unlock value for Shell and contribute to the strengthening of energy security in key markets. Strengthening Trinidad and Tobago's gas future In Trinidad and Tobago, the Atlantic LNG facility is a significant supplier of LNG for the export market. Shell's interests in the production trains range from 47.15% to 51.1%. We also have interests in two concessions with producing fields: North Coast Marine Area (Shell interest 80.5%) and East Coast Marine Area (Shell interest 100%) – both are already home to some of Shell's largest gas producing fields. We took a final investment decision (FID) in July 2024 to develop the Manatee gas field and in 2025 we took an FID on the Aphrodite backfill project development [A]. Aphrodite, together with Manatee, will help sustain Trinidad and Tobago's gas industry into the 2030s. Aphrodite will connect to existing subsea infrastructure in the Shell Operated East Coast Marine Area, sending gas to the Dolphin A platform. Production is expected to start in 2027 and reach a peak production capacity of about 18,400 boe/d. Manatee is also expected to deliver first gas in 2027 and reach a peak production capacity of 104,000 boe/d. Accelerated delivery in Egypt Gas was discovered in Egypt's Mina West field in October 2023, and we and our partners took an FID in June 2025 to start development and production. This demonstrates how partnership and accelerated project execution offer an opportunity to unlock value quickly. Mina West will be developed as a subsea tieback to the existing West Delta Deep Marine (WDDM) concession infrastructure which supplies gas to the domestic market and the Egyptian LNG plant. WDDM (Shell interest 50%) is operated by the Burullus Gas Company joint venture (Shell interest 25%) and supplies gas to the domestic market and an Egyptian LNG plant. Shell will operate the Mina West field with a 60% interest. The project is expected to deliver secure, reliable energy to the domestic market while expanding Shell's gas business. Efficient execution in Australia In 2025, the Crux platform jacket was installed offshore Western Australia. The project shows the advantages of re-engaging contractors and fabrication yards to help reduce execution risk. The platform will supply backfill gas to the Prelude FLNG facility from the Crux field, 160 kilometres north-east of Prelude. Crux will be operated remotely from Prelude. The Phase 1 drilling campaign delivered five wells and was completed in 2025, finishing 78 days ahead of schedule and delivering cost savings. Subsea pipelay activities were also executed efficiently, completing three months early. An FID was also taken on the Gorgon Stage 3 backfill development project. This will connect the offshore Geryon and Eurytion natural gas fields in the Greater Gorgon Area to Gorgon's existing subsea gas gathering infrastructure and processing facilities on Barrow Island. The development will help maintain production at Gorgon, enabling the long-term supply of domestic gas for Western Australian households and industry, and LNG for international customers. 1. The Crux jacket being installed at the Crux site in Western Australia. [A] The Aphrodite project is pending regulatory approvals. Strategic Report | Performance in the year | More value | Integrated Gas continued 31 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Integrated Gas continued

LNG liquefaction plants in operation at December 31, 2025 [A]

	Asset	Location	Shell interest (%)	100% capacity (mtpa) [B]	Shell-operated
Asia					
Brunei	Brunei LNG	Lumut	25	7.6	No
Oman	Oman LNG	Sur	30	7.1	No
	Qalhat LNG [C]	Sur	11	3.7	No
Qatar	QatarEnergy LNG N(4) [D]	Ras Laffan	30	7.8	No
Oceania					
Australia	North West Shelf [D]	Karratha	16.7	14.3	No
	Gorgon LNG [D]	Barrow Island	25	15.6	No
	Prelude [D]	Browse Basin	67.5	3.6	Yes
	Queensland Curtis LNG T1 [D]	Curtis Island	50	4.3	Yes
	Queensland Curtis LNG T2 [D]	Curtis Island	97.5	4.3	Yes
Africa					
Egypt	Egyptian LNG T1	Idku	35.5	3.6	No
	Egyptian LNG T2	Idku	38	3.6	No
Nigeria	Nigeria LNG T1-T6	Bonny	25.6	24.1	No
North America					
Canada	LNG Canada T1-2 [E]	Kitimat	40.0	14.0	No
South America					
Peru	Peru LNG	Pampa Melchorita	20	4.5	No
Trinidad and Tobago	Atlantic LNG T1/2/3	Point Fortin	47.15	9.3	No
	Atlantic LNG T4	Point Fortin	51.1	5.2	No

[A] We have offtake rights via a lease to 100% of the capacity (2.5 mtpa) of the Kinder Morgan-operated Elba Island liquefaction plant in Georgia, USA.
[B] 100% capacity represents the total capacity that all trains can process as reported by the operator.
[C] The interest is held via an indirect shareholding through Oman LNG.
[D] These assets are clustered as integrated assets and have onshore or offshore upstream production.
[E] The first cargo left LNG Canada in June 2025.

GTL plants in operation at December 31, 2025

	Asset	Location	Shell interest (%)	100% capacity (b/d) [A]	Shell-operated
Asia					
Malaysia	Shell MDS	Bintulu	72.0	14,700	Yes
Qatar	Pearl	Ras Laffan	100.0	140,000	Yes

[A] 100% capacity represents the total capacity of the plant.

LNG regasification terminals

As at December 31, 2025 we held interests in the following regasification terminals:
- Dragon LNG in the UK (Shell interest 50%);
- Shell Energy India (Shell interest 100%); and
- Shell LNG Gibraltar (Shell interest 51%).

We had rights in other regasification terminals in:
- the Netherlands (Shell capacity rights 4.6 mtpa);
- the UK (Shell capacity rights 2 mtpa);
- the USA (total Shell capacity rights 24.7 mtpa);
- Mexico (Shell capacity rights 2.7 mtpa); and
- Singapore (mainly licences to import LNG and sell regasified LNG in Singapore with no volume cap).

Total Shell regasification capacity rights were 9.7 mtpa in Europe, 27.4 mtpa in North America and 6 mtpa in Asia.

Oil and natural gas production, exploration and development

The contractual frameworks most relevant to our activities are set out on page 42.

Australia

We operate the Queensland Curtis LNG (QCLNG) venture's natural gas operations in the onshore Surat Basin. Our interests range from 44% to 74% in 25 field compression stations and six central processing plants. Gas from the Surat Basin is supplied to the QCLNG liquefaction plant and the domestic gas market. Also in Queensland, we have a 50% interest in the Arrow joint venture with China National Petroleum Corporation (CNPC). Arrow owns coalbed methane assets and a domestic power business.

32 Shell Annual Report and Accounts 2025

Shell has interests in offshore production, LNG liquefaction and exploration licences in the Browse Basin, and in the North West Shelf (NWS) and Greater Gorgon areas of the Carnarvon Basin. Woodside operates the NWS joint venture (Shell interest 16.7%). We have a 25% interest in the Chevron-operated Gorgon LNG joint venture that includes offshore production. In December 2025, we took an FID on the Gorgon Stage 3 development project. In the Browse Basin, Shell operates the Prelude field (Shell interest 67.5%) and the Crux gas and condensate development field (Shell interest 84.5%). Bolivia We have a 37.5% interest in the Repsol-operated Caipipendi block where natural gas is produced and delivered to domestic and export markets. We also have a 25% interest in the Tarija XX West block which produces from the Itaú field. Canada We produce and market natural gas, natural gas liquids and condensate. We hold mineral acres, primarily in the Montney play in British Columbia and Alberta. We operate four natural gas processing facilities at our Groundbirch asset in British Columbia. Shell's working interest across the Groundbirch acreage ranges from 88% to 92%. Gas from the Groundbirch asset is supplied to the LNG Canada Shell- operated liquefaction plant and domestic gas market. Shell has a 40% interest in LNG Canada which is a joint venture with Petronas, PetroChina, Mitsubishi and Kogas. In June 2025, the first cargo of LNG left the facility. China We develop and produce from the onshore Changbei tight-gas field under a PSC with China National Petroleum Corporation. Egypt We have a range of venture and concession interests. The Burullus Gas Company joint venture (Shell interest 25%) operates the West Delta Deep Marine concession (Shell interest 50%) and supplies gas to the domestic market and an Egyptian LNG plant. The Rashid Petroleum Company (Rashpetco) joint venture (Shell interest 50%) operates the Rosetta concession (Shell interest 100%). The El Burg Offshore Company (EBOC) joint venture (Shell interest 30%) operates the El Burg offshore concession (Shell interest 60%). A sales and purchase agreement (SPA) has been signed for the El Burg concession to divest 100% of Shell interest to Arcius and this was completed in February 2026. The Mina Gas Company (Mina Gas) joint venture (Shell interest 30%) operates the Northeast El Amriya offshore concession (Shell interest 60%). In June 2025, a final investment decision was taken to start development and production from the Mina West gas discovery. We also have interests in several exploration concessions in the Nile Delta and the wider East Mediterranean. Oman We have a concession agreement for the development and production of natural gas and condensate in the Shell-operated Block 10 (Shell interest 53.45%). We also have an exploration and production-sharing agreement for the exploration and appraisal of natural gas and condensate in the Shell-operated Block 11 (Shell interest 67.5%). Since January 2025, we have had a long-term offtake agreement in place to purchase up to 1.6 mtpa over a 10-year period from Oman LNG. Qatar Under a development and production-sharing contract with the government, we operate the fully integrated Pearl GTL plant (Shell interest 100%) and associated upstream production. Pearl GTL has the capacity to produce, process and transport 1.6 billion standard cubic feet per day (scf/d) of gas from Qatar's North Field. We have a 30% interest in QatarEnergy LNG N(4), an integrated onshore gas-processing facility operated by QatarEnergy LNG, which can produce around 1.4 billion scf/d of gas from Qatar's North Field. We also have a 25% interest in the QatarEnergy LNG NFE(2) joint venture, which owns a 25% interest in the North Field East (NFE) project. Shell's ownership of NFE via the joint venture is 6.25%. In addition, we have a 25% interest in the QatarEnergy LNG NFS(2) joint venture which owns a 37.5% interest in the North Field South (NFS) project. Shell's ownership of NFS via the joint venture is 9.375%. Russia In 2022, Shell announced its intent to withdraw in a phased manner from its involvement in all Russian hydrocarbons, including crude oil, petroleum products, gas and LNG. Shell still holds a 27.5% (minus one share) interest in Sakhalin Energy Investment Company Ltd. (SEIC), a Bermudan entity, which purportedly no longer holds any licences, rights and obligations in Sakhalin-2. Shell still holds one long-term LNG purchase contract with a Novatek entity. Trinidad and Tobago We have interests in two concessions with producing fields: North Coast Marine Area (Shell interest 80.5%) and East Coast Marine Area (Shell interest 100%), where in June 2025 we took a final investment decision on the Aphrodite development project. In May 2025, we completed the sale of our 65% interest in the Central Block facility to Touchstone Exploration Trinidad Limited. We have a 100% interest in exploration blocks 5(c)REA, 6d and modified block U(c). We also have a 50% interest in exploration blocks 25a, 25b and 27 in the Columbus Basin. We operate Block 27 and bp is the operator of the remaining two. In 2025, we submitted notification of our relinquishment of all portions of the Block 5d contract area. Other We also have interests in Barbados, Colombia (withdrawal is in progress), Cyprus, Tanzania and Venezuela [A]. [A] Our previous Office of Foreign Assets Control (OFAC) licence was withdrawn in 2025 in line with US policy at the time, meaning that we have been unable to undertake any activities related to our Venezuela interest since then. In mid-February 2026, the USA issued several general licences that authorise various activities in Venezuela, including one that allows certain companies to engage in oil and gas operations in Venezuela and produce from its reserves. We are currently reviewing these general licences to understand how they impact our activities. Trading and Optimisation Our trading organisation markets and sells our share of equity production of LNG and third-party LNG through our UK, UAE and Singapore trading hubs. We have term sales contracts for most of our LNG liquefaction and term purchase contracts. Our shipping network, regasification terminals and ability to buy and deliver spot cargoes from third parties enable us to optimise the income we generate from our LNG cargoes. For example, if a customer no longer needs a scheduled cargo, we can deliver it to another customer. Similarly, if a customer needs an additional cargo not available from our own production, we contract with third parties to deliver that cargo. We conduct paper trades, primarily to manage commodity price risk related to sales and purchase contracts. Strategic Report | Performance in the year | More value | Integrated Gas continued 33 Shell Annual Report and Accounts 2025

LNG Canada makes its first shipments to Asia On June 30, 2025, the first shipment of LNG left the LNG Canada joint venture facility in British Columbia for Asia, where it will help to meet the region's growing demand for natural gas. Shell is involved across the LNG value chain, from extraction and liquefaction to shipping, trading, regasification and delivery. The LNG Canada value chain is a key example of this. LNG Canada, which holds a 40-year export licence, expands Shell's global LNG portfolio, which is already one of the largest in the world. Sourcing and liquefying the gas As a shareholder in LNG Canada, Shell sources gas from third parties on the open market and from our own Groundbirch asset in British Columbia. Natural gas is extracted at Groundbirch using advanced technologies to unlock the gas safely and responsibly. After being extracted and processed at our local gas plants, the natural gas is funnelled into the Coastal GasLink pipeline. This pipeline is 670 kilometres long and crosses two mountain ranges to reach LNG Canada at Kitimat on a remote part of the Pacific coast. In Kitimat, the gas is turned into LNG to make it more efficient to store and ship. The gas is cooled to -162°C, reducing its volume by about 600 times. LNG Canada has two processing units, or "trains", which have the collective capacity to produce 14 million tonnes of LNG a year. This is enough to meet the annual natural gas requirements of Singapore and Vietnam combined in 2024. Four gas turbines – derived from aircraft engines and used in an LNG plant for the first time – power the liquefaction process. Supplying Asia The LNG is loaded onto ships and transported to global markets, mainly in Asia. LNG Canada halves shipment times to Asian markets compared with cargoes from the Gulf of America, which must pass through the Panama Canal, a potential choke point, to reach the Pacific Ocean and Asia. Exactly where the cargoes from LNG Canada end up depends on Shell's trading teams. Some customers enter into long-term contracts that extend beyond 10 years, while others purchase single cargoes just days before delivery. Shell's traders analyse weather patterns, economic trends, supply and demand, and geopolitical events. At Shell, our ability to navigate these complex and dynamic markets is key to helping to meet global energy demand. Putting Canada, and LNG, on the energy map LNG Canada is among the largest private-sector investments in Canada's history and the country's first large-scale LNG export facility. LNG Canada was designed to be one of the lowest-carbon- intensity LNG facilities in the world. Shell is the largest owner in LNG Canada, holding a 40% interest. The other joint venture partners include PETRONAS of Malaysia, PetroChina, Mitsubishi Corporation of Japan, and Korea Gas Corporation, all based in recipient markets in Asia. More than 50,000 Canadians have directly contributed to building LNG Canada and to date more than CAN $5.8 billion in contracts and subcontracts have been awarded to local, Indigenous and other businesses in British Columbia [A]. Shell's 2025 LNG Outlook forecasts global demand for LNG to rise by around 60% by 2040, largely driven by economic growth in Asia. Gas, including LNG, is a stabilising force in energy systems because it is versatile, flexible and reliable. Gas is versatile because it can be used in power generation, industry, heating and transport. It is also flexible and reliable because it is simple to deploy and can be shipped, as LNG, to where it is needed to meet changing demand. Gas is a lower-carbon alternative to coal in power generation and industry, and to oil in transport. Gas can balance renewable energy to provide stability for national grids. [A] Source: LNG Canada website lngcanada.ca 1. Gaslog Glasgow arriving at the LNG Canada facility for first cargo. Strategic Report | Performance in the year | More value | Integrated Gas continued 34 Shell Annual Report and Accounts 2025

Upstream The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market. Shell has activities in deep water and conventional oil and gas. 9.4 Income/(loss) for the period ($ billion) (2024: 7.8) 7.4 Adjusted Earnings ($ billion) (2024: 8.4) At Capital Markets Day 2025, we said we would grow top-line production across our combined Upstream and Integrated Gas business by 1% (CAGR) per year to 2030, sustaining our 1.4 million barrels per day of liquids production to 2030. We will focus on basins where we have a competitive advantage and we will prioritise cost- and carbon-competitive molecules. In 2025, we delivered strong operational performance, with high controllable availability, and increased contributions from higher-margin volumes, especially in the Gulf of America and Brazil. We also made significant progress on new production, already delivering 25% of the more than 1 million barrels of oil equivalent per day we promised by 2030. We executed value-driven decisions to strengthen our business. We completed the divestment of The Shell Petroleum Development Company (SPDC) in Nigeria and the set-up of the new Adura Energy Limited joint venture in the UK. We further strengthened our deep-water leadership by increasing our interests in the Gulf of America, Brazil and Nigeria. These actions contributed to sustained liquids production at about 1.4 million barrels per day, supported our growth target and generated robust cash flow despite the lower price environment. By leveraging our advantaged deep-water and conventional assets, we prioritised cost- and carbon-competitive molecules — delivering value and working towards lowering our emissions. For the business conditions relevant to Upstream, see "Market overview" on pages 25-27. [A] On a compound annual growth rate (CAGR) basis. 19.6 Cash flow from operating activities ($ billion) (2024: 21.2) 1,828 Production (thousand boe/d) (2024: 1,831) “Upstream delivered strong operational results, with high controllable availability driving sustained high production.” Peter Costello President, Upstream Strategic Report | Performance in the year | More value 35 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Upstream continued

Financial delivery

2025 earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.

Adjusted Earnings decreased by $953 million compared with 2024. This reflected lower realised liquids prices (decrease of $2,924 million) and the comparative unfavourable impact of gas storage effects (decrease of $662 million). These net unfavourable movements were partly offset by lower well write-offs (decrease of $915 million) and higher sales volumes (increase of $901 million).

Identified items in 2025 included gains on the disposal of assets of $2,806 million, mainly related to the incorporation of the Adura Energy Limited joint venture in the UK, partly offset by a charge of $536 million related to the UK Energy Profits Levy and impairment charges of $162 million. These gains and charges compare with 2024, which included a loss of $325 million related to the impact of the weakening Brazilian real on a deferred tax position, net impairment charges and reversals of $323 million, and charges of $214 million related to redundancy and restructuring. This was partly offset by gains of $638 million related to the impact of inflationary adjustments in Argentina on a deferred tax position.

Adjusted EBITDA was driven by the same factors as Adjusted Earnings.

Prior year earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.

Adjusted Earnings decreased by $1,411 million compared with 2023. This reflected unfavourable tax movements ($1,289 million), lower realised prices (decrease of $949 million) and higher well write-offs (increase of $541 million), partly offset by the comparatively favourable impact of $962 million mainly relating to gas storage effects.

Identified items in 2024 included a loss of $325 million related to the impact of the weakening Brazilian real on a deferred tax position, net impairment charges and reversals of $323 million and charges of $214 million related to redundancy and restructuring. This was partly offset by gains of $638 million related to the impact of inflationary adjustments in Argentina on a deferred tax position. These charges and gains compare with 2023, which included net impairment charges and reversals of $642 million, and net charges of $295 million related to the impact of the weakening Argentine peso and strengthening Brazilian real on a deferred tax position.

Adjusted EBITDA was driven by the same factors as Adjusted Earnings.

Cash flow from operating activities

Cash flow from operating activities for 2025 was primarily driven by Adjusted EBITDA and dividends (net of profits) from joint ventures and associates of $1,448 million. These inflows were partly offset by tax payments of $7,415 million and movements in decommissioning and other provisions of $1,087 million.

Cash capital expenditure

Cash capital expenditure in 2025 was higher compared with 2024. The increase was mainly a result of increased working interests in Brazil and the Gulf of America (GoA), as well as new projects, mainly in Brazil. This was partly offset by lower spend on projects mainly in Malaysia. Cash capital expenditure* is expected to be around $7 billion in 2026.

[A] All earnings amounts are shown post-tax unless otherwise stated.
* Non-GAAP measure. See page 430.

Key metrics [B]

$ million, except where indicated	2025	2024	2023
Income/(loss) for the period	9,443	7,772	8,540
Identified items [B]	2,001	(623)	(1,266)
Adjusted Earnings* [B] [C]	7,442	8,395	9,806
Adjusted EBITDA* [C] [D]	26,696	31,264	30,622
Cash flow from operating activities	19,573	21,244	21,450
Cash capital expenditure*	9,316	7,890	8,343
Liquids production available for sale (thousand b/d)	1,365	1,320	1,325
Natural gas production available for sale (million scf/d)	2,684	2,964	2,754
Total production available for sale (thousand boe/d)	1,828	1,831	1,800

[B] See Note 7 to the "Consolidated Financial Statements" on pages 259-267.
[C] Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[D] Adjusted EBITDA is without taxation, exploration well write-offs and DD&A expenses.

Operational performance

Production available for sale

In 2025, liquids production increased by 3% and natural gas production decreased by 9%, compared with 2024.

Total production, compared with 2024, was flat, with reductions due to the divestment of The Shell Petroleum Development Company of Nigeria Limited (SPDC) and field decline offset by new liquids and gas production.

Strategic progress

Portfolio and business developments

Significant portfolio and business developments:
- In January 2025, we started production at the Shell-operated Whale floating production facility in the GoA. Shell has a 60% interest in the Whale development, and Chevron U.S.A. Inc. has a 40% interest.
- In February 2025, we restarted production at the Penguins field in the UK North Sea with a modernised Shell-operated FPSO facility (Shell interest 50%) NEO Energy holds the other 50%.
- In February 2025, we signed an agreement to acquire a 15.96% working interest from ConocoPhillips Company (COP) in the Shell-operated Ursa platform in the GoA. We completed this agreement in May 2025 and our working interest in the Ursa platform increased from 45.39% to 61.35%.
- In March 2025, we completed the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance.
- In March 2025, we announced a final investment decision (FID) for Gato do Mato, a Shell-operated deep-water project in the pre-salt area of the Santos Basin, offshore Brazil. Pré-Sal Petróleo S.A. (PPSA) is the manager of the production-sharing contract (PSC). At FID, Shell held a 50% interest, Ecopetrol held 30%, and TotalEnergies had 20%. In January 2026, we increased our 50% interest in Gato do Mato (now Orca) to 70% after completing a swap agreement with TotalEnergies. In February 2026, we agreed to sell a 20% interest to Kuwait Petroleum Exploration Company (KUFPEC). The transaction is subject to regulatory approvals. Once completed, we will have a 50% interest and will remain operator, with Ecopetrol holding 30% and KUFPEC holding 20%.

36 Shell Annual Report and Accounts 2025

￮ In May 2025, the start of production was announced at the FPSO Alexandre de Gusmão in the Mero field (Shell interest 19.3%) in the Santos Basin offshore Brazil. The unitised Mero field is operated by Petrobras (38.6%), in partnership with Shell, TotalEnergies (19.3%), CNPC (9.65%), China National Offshore Oil Corporation (CNOOC) (9.65%) and Pré-Sal Petróleo S.A. (PPSA) (3.5%) representing the government in the non-contracted area. ￮ In May 2025, we signed an agreement to acquire an additional interest of up to 12.5% in the OML 118 production-sharing contract (OML 118 PSC) in Nigeria from TotalEnergies EP Nigeria Limited. In November 2025, we completed this transaction and increased our interest in the OML 118 PSC from 55% to 65%. ￮ In October 2025, we announced, together with Sunlink Energies and Resources Limited, an FID on the HI gas project offshore Nigeria (Shell interest 40%). ￮ In December 2025, we and Equinor ASA completed a deal to combine our UK offshore oil and gas operations to form a new company Adura, which is a 50:50 joint venture. ￮ In December 2025, following an auction, we secured additional equity in Brazil's pre-salt oil projects. With this acquisition we will increase our participating interest in the Atapu unit from 16.663% to 16.917% and the Mero unit from 19.3% to 20%. Both projects are located in the offshore Santos Basin. ￮ In December 2025, we announced an FID on a waterflood project at the Kaikias field (Shell 100% interest) in the GoA. Business and property Our subsidiaries, joint ventures and associates are involved in all aspects of upstream activities. These activities include land tenure and the exploration, development and production of crude oil, natural gas and natural gas liquids. They also include the marketing and transportation of oil and gas, as well as the operation of the infrastructure necessary to deliver them to market. The contractual frameworks most relevant to our activities are set out on page 42. Europe Germany Shell is a 50% shareholder in BEB Erdgas und Erdöel GmbH & Co. KG (BEB), which owns interests in various concessions, mainly in Lower Saxony. ExxonMobil Production Deutschland GmbH has a service contract with BEB, under which it provides operating services to BEB for most of the concessions. Italy Shell has a 39% interest in the Val d'Agri producing concession, operated by Eni S.p.A., and a 25% interest in the Tempa Rossa producing concession, operated by TotalEnergies EP Italia S.p.A. Netherlands Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM). NAM holds a 60% interest in the onshore low-calorific Groningen gas field (the remaining 40% interest is held by EBN, a Dutch government entity). NAM also holds the Schoonebeek oil field, 14 smaller hydrocarbon production licences and two underground gas storage facilities. Historical production from the Groningen field induces earthquakes, which have led to damage claims, security concerns, and a strengthening operation to make buildings earthquake resistant. In June 2018, NAM's shareholders and the Dutch government signed a Heads of Agreement (HoA) to, inter alia, reduce, and eventually cease, production from the Groningen field. Under the terms of the HoA, it was agreed that the Dutch government would pass on to NAM costs insofar as the costs corresponded to NAM's liability. Further agreements were signed to implement the HoA. NAM is working with the Dutch government to fulfil its financial obligations for earthquake costs. These include compensating for damage caused by the earthquakes and paying to strengthen houses where this is required for safety. In 2022, NAM started arbitrations with the Dutch government to have its financial liability determined for the costs the Dutch government has charged to NAM in relation to the strengthening operation and the handling of claims for physical damage to property. The outcomes of these arbitrations are expected in 2026. On the instructions of the Dutch government, production at the Groningen field ceased on October 1, 2023, and a law was passed to shut down the field permanently from April 19, 2024. On May 1, 2025, the sale of NAM Offshore B.V., the entity holding OneGas East, NAM's offshore asset in the Dutch North Sea, to Tenaz Energy was completed. See Note 32 NAM (Groningen gas field) litigation in the "Consolidated Financial Statements" on page 303. Norway Shell holds participating interests in 11 production licences on the Norwegian continental shelf and is the operator of three of these. In 2025, Shell was awarded one new licence and relinquished five. Shell has participating interests in two producing gas fields in Norway: Shell-operated Ormen Lange (Shell interest 17.8%) and Equinor- operated Troll (Shell interest 8.19%). At Ormen Lange, the Phase 3 sub- sea compression project was completed and delivered first gas in June 2025. It is expected to increase recovery from 75% to 85% without increasing offshore emissions, using hydropower as its energy source. Shell also holds a 10% participating interest in the Irpa gas discovery, operated by Equinor, which is under development. We operate two licences that are being decommissioned: Knarr and Gaupe. In addition, Shell is the technical service provider for the Nyhamna gas facility, operated by Gassco, which processes and exports gas from several Norwegian fields. UK In July 2024, Shell signed an agreement with RockRose Energy Limited, a subsidiary of Viaro Energy, to divest its equity stake in 11 gas fields and one exploration prospect in the UK Southern North Sea and the onshore gas processing terminal in Bacton, England. However, in January 2026, Shell, ExxonMobil and Viaro Energy mutually agreed not to proceed with the transaction given that the completion conditions were not met. Shell and ExxonMobil will continue to own the assets, with Shell as operator. Production from the Shell Penguins Field was restarted in February 2025 from a new, modernised FPSO facility (Shell interest prior to completion of the Adura transaction 50%). The Victory Field (Shell interest prior to completion of the Adura transaction 100%), a subsea tieback to the Total-operated Greater Laggan Area facilities, produced first gas in September 2025, well ahead of the July 2026 planned start-up, enabled by strong drilling and offshore execution. Strategic Report | Performance in the year | More value | Upstream continued 37 Shell Annual Report and Accounts 2025

Significant progress has also been made on the Jackdaw project (Shell interest prior to completion of the Adura transaction 100%) in the North Sea and it is expected, subject to regulatory approval, to become operational in the fourth quarter of 2026. Following the Court of Session (Outer House) ruling in Scotland that work on the project could continue while new consents are being sought, work has proceeded and the topsides were safely towed out from Norway and installed on the Jackdaw jacket in October 2025. In September 2025, Shell submitted its Scope 3 assessment for the Jackdaw Field as part of the process to re-establish production consent for the project. On November 28, 2025, the English High Court dismissed Oceana UK's judicial review challenge to the award of tranche three of the 33rd licensing round awards (including two licences awarded to Shell in the Mid-North Sea High area). Shell's 33rd round licences were transferred to Adura on December 1, 2025. In July 2023, the UK government announced that the Acorn carbon capture, utilisation and storage project (Shell interest 30%) had been selected as one of two clusters to enter Track 2 of the UK's cluster sequencing process for carbon capture and storage (CCS). In June 2025, as part of the comprehensive Spending Review process, the UK government announced development funding to advance the Acorn carbon capture, utilisation and storage project towards an FID. The project is in discussions with the UK government to unlock this funding. In the meantime, short-term funding has been provided by the Scottish government. The Offshore Petroleum Regulator for Environment and Decommissioning (OPRED) continues to assess the Brent field decommissioning programme for the Brent gravity-based substructures and has asked its Science and Technology Advisory Council (STAC) to conduct a short, focused review of the scientific and engineering evidence that underpins the Brent decommissioning programme recommendations. The next steps on the Brent decommissioning programme will be subject to the outcome of the STAC review. Decommissioning of the Heather Alpha platform continued in 2025. The Heather Alpha platform topsides were safely removed and taken onshore for recycling in August 2025. Continued activity on the subsea well plug and abandonment campaign continued into 2025, specifically on Curlew, Pierce and Kingfisher, noting that Shell's interest in Pierce has transferred to Adura. On December 1, 2025, Shell and Equinor ASA completed the combination of their UK offshore oil and gas assets and expertise to form an incorporated joint venture, Adura Energy Limited. Adura (Shell interest 50% and Equinor interest 50%) is based in Aberdeen, Scotland. The joint venture includes Equinor's former equity interests in Mariner, Rosebank and Buzzard; and Shell's former equity interests in Shearwater, Jackdaw, Penguins, Gannet, Nelson, Pierce, Victory, Clair and Schiehallion. A range of exploration licences are also part of the transaction. Excluded from the transaction are: Shell's interests in the Howe field; the SEGAL gas transportation system; those fields and facilities that have already ceased production; its equity stake in 11 gas fields and one exploration prospect in the UK Southern North Sea; and the onshore gas processing terminal in Bacton, England. In addition to these retained interests, decommissioning activities in all fields in the UK Continental Shelf are continuing, most of which are pursuant to the relevant Decommissioning Security Agreements. Rest of Europe Shell also has interests in Albania in Block 2/3. Shell issued a notice of non-commerciality of the Block 2/3 Discovery Area in 2025 to the Government of Albania. Asia (including the Middle East) Brunei Shell and the Brunei government are 50:50 shareholders in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP has long-term onshore and offshore oil and gas concession rights and sells most of its gas production to Brunei LNG Sendirian Berhad, with the remainder sold in the domestic market. In addition to our interest in BSP, we have a non-operated 35% interest in the offshore Block B concession, which is operated by Hibiscus Petroleum. The gas and condensate are produced from the Maharajalela Jamalulalam field. We operate the deep-water Block CA1 (Shell interest 86.95%) in which the Jagus East field is located and which forms part of the unitised GKGJE field under a PSC. As referred to in the Malaysia section, the unitised GKGJE field is operated by Shell Malaysia. In December 2025, we relinquished our 20% non-operated interest in the deep-water block CA2. See "Integrated Gas" on pages 28-34. Iraq Shell has a 44% interest in the Basrah Gas Company, which gathers, treats and processes associated gas that was previously flared from the Rumaila, West Qurna 1 and Zubair fields. Processed gas and associated products, such as condensate and LPG, are sold to the domestic and international markets. Kazakhstan Shell is the joint operator with ENI S.p.A. of the onshore Karachaganak oil and condensate field (Shell interest 29.3%) in north- west Kazakhstan which covers more than 280 square kilometres. One of the shareholders in Karachaganak is Lukoil (13.5% interest). We continue to manage our interest in compliance with international sanctions on Russia. We also have a 16.8% interest in the North Caspian Sea PSA, which includes the Kashagan field in the Kazakh sector of the Caspian Sea. The North Caspian Operating Company is the operator. This shallow- water field covers around 3,400 square kilometres. Shell has a 7.4% interest in the Caspian Pipeline Consortium (CPC), which owns and operates an oil pipeline running from the Caspian Sea to the Black Sea across parts of Kazakhstan and Russia. We hold our interest in the CPC via three legal entities. Two of these are wholly owned by Shell and the other is a joint venture with Rosneft, Rosneft- Shell Caspian Ventures Ltd (Cyprus) (RSCV) (Shell interest 49%), which was formed in 1996 to own and manage pipeline capacity rights. We continue to manage our interest in CPC held through RSCV in full compliance with applicable laws, including sanctions. We have several matters in dispute involving non-operated ventures and the Republic of Kazakhstan, including court proceedings in respect of a sulphur permitting outcome and two arbitrations under the applicable production-sharing agreements. While we and the non-operated ventures have consistently upheld our commitment to legal compliance, adherence to all applicable laws, regulations, and production-sharing agreements, and we are actively defending our position in these proceedings, there remains a high degree of uncertainty regarding the outcomes, as well as the potential effects on future operations, earnings, cash flows and Shell's financial condition. See Note 32 to the "Consolidated Financial Statements" on pages 302-304. Strategic Report | Performance in the year | More value | Upstream continued 38 Shell Annual Report and Accounts 2025

Kuwait Shell Kuwait Exploration and Production B.V. (Shell interest 100%) holds three enhanced technical service agreements (ETSA) with Kuwait Oil Company. The ETSA Jurassic Gas, the ETSA Heavy Oil and ETSA Conventional Oil all run to 2029. Malaysia Shell explores for and produces oil and gas off the coast of Sabah and Sarawak under 20 PSCs, in which our interests range from 20% to 92.5%. Offshore Sabah We operate two producing oil fields: the Malikai deep-water field (Shell interest 35%) in the Block G PSC, and the unitised Gumusut- Kakap Geronggong-Jagus East (GKGJE) field in the Block J PSC which straddles the Malaysia–Brunei border (Shell interest 37.89%). We hold a 50% operated participating interest in the exploration phase Block 2W, Block X, Block ND6 and Block ND7 PSCs. Our exploration activities in Block ND6 and Block ND7 PSCs were suspended in 2005 because of Malaysia's border disputes with Indonesia. Our non-operated portfolio includes two producing fields: the unitised Siakap North-Petai deep-water field in Block G PSC (Shell interest 21%) and the Kebabangan Cluster PSC (Shell interest 30%), along with the Ubah Cluster PSC (Shell interest 35%), currently in the pre- development stage. We also hold interests in exploration phase Block SB 2K, Block N and Block 2V PSCs, which range from 25.1% to 40%. Offshore Sarawak We are the operator of four PSCs producing gas and oil, holding interests ranging from 30% to 75% under the MLNG, SK308, SK408 and SK318 PSCs. Nearly all the gas produced offshore Sarawak is supplied to Malaysia LNG (MLNG) and to the Shell MDS gas-to- liquids plant in Bintulu. We also continue to explore in the MLNG PSC. The SK318 PSC contains the Timi field (Shell interest 75%), the unitised Rosmari field (Shell interest 68%) and the unitised Marjoram field (Shell interest 72%). Rosmari–Marjoram is a natural gas project currently under development, situated around 220 kilometres off the coast of Bintulu, comprising a remotely operated offshore platform and onshore gas plant. The production facilities for these fields will mainly be powered by renewable energy from solar power offshore and hydroelectric power onshore. We hold participating interests ranging from 45% to 92.5% in the exploration Block SK437, Blocks SK439/440, Block 3B and Block 5E PSCs. In our non-operated portfolio, we hold a 20% interest in the Pegaga field under the SK320 PSC and a 30% interest in the Jerun, Larak and Bakong fields which are part of the SK408 PSC. See "Integrated Gas" on pages 28-34. Oman Shell has a 34% interest in Petroleum Development Oman (PDO), which operates the Block 6 oil concession. Shell is entitled to 34% of oil produced from Block 6 through its interest in Private Oil Holdings Oman Ltd. We have a 50% interest in Block 42 under an exploration and production-sharing agreement (EPSA) where Shell is the operator. We also operate in Block 55 under an EPSA (Shell interest 100%). We are in the process of relinquishing our interests in Block 42 and Block 55 to the government. See "Integrated Gas" on pages 28-34. Syria Shell holds a 65% interest in Syria Shell Petroleum Development B.V. (SSPD), a joint venture between Shell and the China National Petroleum Corporation. SSPD holds a 31.25% interest in Al Furat Petroleum Company, a Syrian joint stock company whose role was to perform petroleum operations. Shell also holds a 70% interest in two exploration licences via Shell South Syria Exploration B.V. In December 2011, in compliance with international sanctions on Syria, including European Council Decision 2011/782/CFSP, Shell suspended all exploration and production activities in Syria and its participation in and/or support for activities related to Al Furat Petroleum Company. In the first half of 2025, most US sanctions in relation to Syria were revoked but all activities remain suspended. Syria is still classified by the USA as a State Sponsor of Terrorism (SST), there are still significant Syria-related designations, and some export controls remain. SSPD continued to fulfil minimum contractual obligations towards the Syrian finance and labour ministries, in compliance with applicable trade control laws. [A] [A] In 2025, as part of the minimum contractual obligations, payments for taxes related to salary and social security amounted to $282. In addition, in 2025, in compliance with applicable sanctions on Syria, we reimbursed three employees for visas and for renewal of passports of family members paid to the Syrian Embassy in Kuwait, totalling $1,049.44. Rest of Middle East and Asia Shell has certain interests in the United Arab Emirates including a 15% shareholding in the Abu Dhabi Gas Industries Limited ("ADNOC Gas Processing") operating joint venture, which is a key supplier of natural gas in the country. Africa Nigeria In 2025, Shell held a number of interests in onshore and offshore oil exploration and production assets in Nigeria. Onshore In March 2025, Shell completed the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance. As part of the transaction and ongoing business arrangements, Shell provided loan facilities for amounts of up to $2.5 billion. More recently, in December 2025 and January 2026, Shell's share of these loan facilities has been reduced by $1 billion through a loan syndication. Shell will continue to support Renaissance in the development of its gas reserves and performance of the export feedgas business. Offshore Our main offshore activities are carried out by our wholly owned subsidiary Shell Nigeria Exploration and Production Company Limited (SNEPCo). SNEPCo has interests in three deep-water blocks that are under PSC terms: the producing assets Bonga (OML 118) and Erha (OML 133), and the non-producing asset Bolia Chota (OML 135). SNEPCo operates OML 118 (Shell interest 65%), including the Bonga field FPSO vessel. SNEPCo also operates OML 135 (Shell interest 55%), encompassing the Bolia and Doro fields. SNEPCo has a 43.8% non- operated interest in OML 133 (including the Erha FPSO). In addition, SNEPCo holds a 40% interest in a non-producing shallow-water lease (OML 144) that is held in a joint venture with Sunlink Energies. In May 2025, we announced the acquisition of an additional interest in the OML 118 PSC, subject to conditions. We completed this agreement in November 2025 and increased our interest in the OML 118 PSC from 55% to 65%. In October 2025, we announced an FID on the HI gas project under OML 144, following the conclusion of a gas supply agreement with Nigeria LNG Ltd (NLNG). Under this agreement, gas produced from the HI field will be supplied to NLNG. During 2025, SNEPCo held a 50% interest in OPL 245. On March 4, 2026, this licence was converted under Nigeria’s Petroleum Industry Act (2021) into two development leases (PML 102 and PML 103) and Strategic Report | Performance in the year | More value | Upstream continued 39 Shell Annual Report and Accounts 2025 two exploration licenses (PPL 2011 and PPL 2012), held by SNEPCo (35%), Nigeria Agip Exploration (35%) and Nigerian National Petroleum Company Limited (NNPCL) (30%). In addition, SNEPCo was awarded a 50% interest in a PSC with NNPCL in respect of NNPCL’s 30% interest in these licences and leases. See Note 32 to the "Consolidated Financial Statements" on pages 302-304 for more information about OPL 245. Business update Security issues, sabotage and crude oil theft in the Niger Delta have posed significant challenges to our onshore operations. In March 2025, we completed the sale of SPDC, which has reduced our exposure to risks associated with onshore operations. Notwithstanding the above, in our remaining business activities in Nigeria, we continue to face various risks and adverse conditions that could have a significant adverse effect on our operational performance, earnings, cash flows and financial condition. See "Environment" on pages 120-122. There are limitations to the extent to which we can mitigate these risks. We monitor the security situation and liaise with host communities, and governmental and non-governmental organisations to help promote peaceful and safe operations for our people and local communities. We test the economic and operational resilience of our Nigerian projects against a range of assumptions and scenarios. When we participate in joint ventures in Nigeria, we require that they operate in accordance with good industry practice. We seek to proportionally share risks and funding commitments with joint-venture partners. Rest of Africa Shell also has interests in Algeria, Namibia, São Tomé and Príncipe, South Africa and Tunisia. In 2021, Shell announced plans to hand back upstream assets associated with the Miskar and Hasdrubal concessions to the government of Tunisia. In June 2022, Shell handed back the Miskar concession upon its expiry. Shell is in the process of terminating its activities in Tunisia, including relinquishing the Hasdrubal concession. North America USA The majority of our oil and gas interests in the USA comprise leases for federal offshore blocks in the deep waters of the Gulf of America. Such leases usually have a fixed primary term and, once production is established, remain in effect through continued production, subject to compliance with the relevant terms and provisions (including applicable laws and regulations). Gulf of America Shell's major production area in the USA is the Gulf of America (GoA). We have a total of 285 active federal offshore leases where Shell is the operator, and 29 active federal offshore leases where Shell has a non-operated interest. We are the operator of 10 production hubs: Mars (Shell interests 33.7% to 100%), Olympus (Shell interests 71.5% to 100%), Auger (Shell interests 27.5% to 100%), Perdido (Shell interests 32.5% to 40%), Ursa (Shell interests 50% to 100%), Enchilada/Salsa (Shell interests 37.5% to 75%), Appomattox (Shell interests 79% to 100%), Vito (Shell interest 63.1%), Stones (Shell interest 100%) and Whale (Shell interest 58.5%). We also have an interest in the West Delta 143 offshore processing facilities (Shell interest 71.5%). We continue to produce from the Coulomb field (Shell interest 100%), which ties into the Na Kika platform (Shell interest 50%) and which is co-owned and operated by BP Exploration and Production Inc. We continued exploration, development and decommissioning activities in the GoA in 2025. In January 2025, we began production at the Shell-operated Whale stand-alone host (Shell interest 58.5%). Whale is expected to produce up to 117,000 boe/d at peak rates in 2026. In April 2025, we began production at Dover (Shell interest 100%), the second subsea tieback to the Shell-operated Appomattox production hub (Shell interest 79%). Dover is expected to produce up to 14,000 boe/d at peak rates in 2027. In May 2025, we continued to build our GoA portfolio through inorganic growth, acquiring an additional 15.96% working interest in the Ursa platform/field (Shell interest now 61.35%). In December 2025, an FID was taken on a "waterflood" project at the Kaikias field (Ursa platform) where water will be injected to displace additional oil. This process is due to begin in 2028 and is expected to extend the production life of the Ursa facility by several years. Rest of North America Shell also has deep-water licences and one shallow-water licence in Mexico, and we are in the process of relinquishing them to the government of Mexico. South America Argentina Shell has interests in the onshore Vaca Muerta Basin in the Neuquén Province. We are the operator of the following areas: Cruz de Lorena, Sierras Blancas, Coiron Amargo Sur Oeste (Shell interest 90% in each) and Bajada de Añelo (Shell interest 50%). We have non-operated interests in the areas: Rincon La Ceniza and La Escalonada (Shell interest 45% in each), both operated by Vaca Muerta Investments SAU, and in Bandurria Sur (Shell interest 30%), operated by YPF S.A. Shell has a participating interest in the oil pipeline connecting Sierras Blancas and the regional distribution network and is the administrator in the joint property agreement that regulates its operation (Shell interest 60%). Shell also has a participating interest in the oil pipeline in the northern area of the basin, which connects to the Pacific Evacuation Route (Shell interest 13.3%), operated by YPF S.A., and a participating interest in VMOS S.A. whose main purpose is the construction of a 437 km pipeline to export unconventional crude oil production from Vaca Muerta to the Atlantic coast (Shell interest 8.2%). In the north-western Argentina basin, we have a non-operated interest in the onshore Acambuco area (Shell interest 22.5%), operated by Pan American Energy. We are also the operator of two frontier exploration blocks offshore Argentina, CAN107 and CAN109 (Shell interest 60% in each). In 2025, we relinquished a non-operated interest in an adjacent block, CAN100 (Shell interest 30%), operated by Equinor. Strategic Report | Performance in the year | More value | Upstream continued 40 Shell Annual Report and Accounts 2025

Delivering in the Gulf of America In the Gulf of America (GoA), Shell is a leading producer and operates 10 production hubs — making it a heartland for our deep- water operations. With decades of experience, we are leveraging our significant geological and technical expertise to deliver energy profitably and at lower costs, while reducing emissions. Operational excellence In 2023, our operations began a transformation to help deliver Shell's strategy to deliver more value with less emissions. This transformation journey is built on a foundation of safety and with a focus on performance, discipline and simplification. In 2022, our asset controllable availability in the GoA was 87% and rose to 91% in 2024. Our 2024 production was 343 kboe/d, supported by over 96% controllable reliability for the second consecutive year. We also completed major turnarounds at Auger and Enchilada Salsa ahead of schedule, minimising downtime and maximising output. In 2025, asset controllable availability remained high at 88% and our production in the year was 377 kboe/d with 94% controllable reliability. We completed turnarounds at our Vito, Ursa, and Mars assets. This performance is the result of plans tailored to each asset's life cycle -- whether late-life, mature or a newer, lower-cost host like Vito (Shell interest 63.1%) and Whale (Shell interest 58.5%), which exemplifies operational prowess. Starting production in January 2025, Whale was designed for nameplate output of 100,000 boe/d and reached this capacity within less than half the planned time. We now expect peak production to be 117,000 boe/d in 2026 [A]. Technology and innovation We power our activities by advanced technologies and innovation, helping to reduce costs and accelerate timelines. By using existing infrastructure for tiebacks and infill drilling, we have optimised resource utilisation. For example, in April 2025, we began production at Dover (Shell interest 100%), the second subsea tieback to our operated Appomattox hub (Shell interest 79%). Dover is expected to produce up to 14,000 boe/d at peak rates. Digitalisation plays a critical role. Remotely connected platforms enable real-time data collection and live-streamed equipment inspections, reducing offshore travel and cutting maintenance costs — most of Whale's operations are managed from New Orleans, which is about 600 kilometres away from the platform. Enhanced recovery techniques, such as water flooding and gas lift, have also been employed to help improve efficiency. In December 2025, a final investment decision was taken on a waterflood project at the Kaikias field for the Ursa platform (Shell interest 61.35%). Here, water will be injected to displace additional oil. This is due to begin in 2028 and is expected to extend Ursa's production life cycle by several years. Our people Across Shell, people development is a priority. In the GoA, we have upskilled our teams through additional training, such as in AI and data literacy, and safety technology and robotics -- enhancing their operational capability to help us drive performance. Shell puts a focus on safety first, and in the GoA, as elsewhere, we are using cutting-edge tools -- like robotics for high-risk inspections and managed pressure drilling systems -- to help improve safety. Our GoA business demonstrates how disciplined execution, operational excellence and technology‑led innovation can deliver strong performance from a mature deep‑water portfolio. Through improved reliability, efficient project delivery and the use of advanced digital and subsurface technologies, we are maximising value from our assets while reducing costs and emissions. Our focus on safety, people capability and fit‑for‑purpose solutions across the asset life cycle underpins performance, even in challenging operating conditions. This competitiveness positions Shell to close the gap to potential and be best-in-basin, delivering resilient energy today while building long‑term value. 1. Gulf of America deep-water platform, Mars, 2025. [A] The estimated peak production is 100% total gross figure. Strategic Report | Performance in the year | More value | Upstream continued 41 Shell Annual Report and Accounts 2025

Brazil Shell operates the Bijupirá and Salema fields (Shell interest 80% in each), which are being decommissioned; the producing fields in BC-10 block (Shell interest 50%) in the Campos Basin; and the Gato do Mato and adjacent Sul de Gato do Mato areas in the Santos Basin (Shell interest 70% [A]), which are subject to an ongoing unitisation process. In March 2025, Shell announced an FID on Gato do Mato, a deep- water offshore project, which is scheduled to start operations in 2029. The project was renamed Orca after the Declaration of Commerciality. We also hold interests as operator in 15 exploration blocks in the Santos Basin (Shell interests 70% to 100%), six exploration blocks in the Barreirinhas Basin (Shell interests 50% to 100%), three in the Campos Basin (Shell interests 40% to 100%) and one in the Potiguar Basin (Shell interest 100%). Our non-operated portfolio consists of eight producing fields in the offshore Santos Basin and one producing area in the offshore Campos Basin: ￮ the Sapinhoá field (Shell interest 30%, operated by Petrobras and straddling the BM-S-9 and Entorno de Sapinhoá blocks already unitised and redetermined); ￮ the Lapa field (Shell interest 27%[B] in BM-S-9A block, operated by TotalEnergies); ￮ the Berbigão and Sururu fields (Shell interest 25% in BM-S-11A block, operated by Petrobras and subject to an ongoing unitisation process); ￮ the Atapu field (Shell interest 16.7% and straddling the BM-S-11A and Atapu PSC area already unitised); ￮ the Tupi field (Shell interest 22.65%, already unitised and redetermined, in BM-S-11 block and operated by Petrobras). In December 2025, the redetermination of Tupi became effective, resulting in a reduction of our participation interest in the unit from 23.02% to 22.65%; ￮ the Iracema field (Shell interest 25% in BM-S-11 block and operated by Petrobras); ￮ the Mero field in the Libra PSC area (Shell interest 19.3%, unitised and operated by Petrobras); and ￮ the Jubarte area (Shell interest 0.43%, operated by Petrobras) in the Campos Basin. In August 2025, the Jubarte unitisation was approved by the regulator. This comprises an extension into the Argonauta field in BC-10 block. In addition to the producing assets, we hold interests in 33 non- operated exploration blocks: two in the Santos Basin (Shell interests 20% to 40%, operated by Petrobras); two in the Potiguar Basin (Shell interests 40%, both operated by Petrobras); and 29 blocks in the Pelotas Basin (Shell interests 30%, all operated by Petrobras). In May 2025, production began at the Alexandre de Gusmão FPSO in the Mero field. This addition brings the total number of FPSOs in Mero to four, alongside an early production system, resulting in a combined installed production capacity of 770,000 b/d (100% total gross figure). In December 2025, we secured additional equity in Brazil's pre-salt oil projects following an auction led by Pré-Sal Petroléo. Together with Petrobras, we deepened our stake in the Atapu and Mero units, acquiring 26.76% of Atapu Open Acreage (0.95% of the unit) and 20% of Mero Open Acreage (3.5% of the unit). With this acquisition, we will increase our participating interests in the units from 16.663% to 16.917% in Atapu and from 19.3% to 20% in Mero. The increased working interests are expected to take effect from 2027. [A] In January 2026, Shell increased its interest in Gato do Mato from 50% to 70%, following the completion of a swap agreement with TotalEnergies. In February 2026, Shell agreed to sell a 20% interest to Kuwait Petroleum Exploration Company. Following completion, subject to regulatory approvals, Shell will maintain a 50% interest and will remain the operator. [B] In January 2026, Shell reduced its interest in the Lapa field from 30% to 27%, following the completion of a swap agreement with TotalEnergies. Rest of South America Shell also has interests in Suriname and Uruguay. In Uruguay, Shell holds 100% interests in offshore blocks OFF-2 and OFF-7, and a non-operated 50% equity position in OFF-4. Trading and supply Shell markets and trades equity crude oil from its Upstream operations through our main trading offices in the UK, Singapore, the USA, The Bahamas and Canada. We are active in most crude oil markets and, with our global network of supply and distribution activities and shipping and maritime capabilities, we manage and optimise the supply of crude to Shell's refineries and the sale of crude to third-party customers. Contractual frameworks of oil and gas activities The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases outside North America, legal agreements are generally granted by, or entered into with, a government, state-owned company, government- run oil and gas company or agency. The exploration risk usually rests with the independent oil and gas company. In North America, these agreements may also be with private parties that own mineral rights. Of these agreements, the following are most relevant to our interests: ￮ Licences (or concessions), which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities, and is responsible for financing these activities. In principle, the licence holder is entitled to the totality of production less any royalties in kind. The government, state-owned company or government-run oil and gas company may sometimes enter into a joint arrangement as a participant, sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the state-owned company, government-run oil and gas company or agency has an option to purchase a certain share of production. ￮ Lease agreements, which are typically used in North America, are usually governed by terms similar to licences. Participants may include governments or private entities. Royalties are paid either in cash or in kind. ￮ Production-sharing contracts (PSCs) are entered into with a government, state-owned company or government-run oil and gas company. PSCs generally oblige the independent oil and gas company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually, this share consists of a fixed or variable part that is reserved for the recovery of the contractor's cost (cost oil). The remaining production is split with the government, state- owned company or government-run oil and gas company on a fixed or volume-revenue-dependent basis. In some cases, the government, state-owned company or government-run oil and gas company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or on a field-by-field basis. Additionally, as the price of oil or gas increases above certain pre-determined levels, the independent oil and gas company's entitlement share of production normally decreases, and vice versa. Accordingly, its interest in a project may not be the same as its entitlement. Strategic Report | Performance in the year | More value | Upstream continued 42 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Upstream continued


1.
In Commemoration of FWD Mega Block Erection,
FPSO Gato Do Mato-Orca Project
OCTOBER 30, 2025 in YOKOSUKA SHIPYARD

Gato do Mato, now "Orca", is testament to resilience and discipline

In March 2025, we reached the final investment decision (FID) on the Gato do Mato deep-water project in Brazil's Santos Basin, about 200 kilometres offshore Rio de Janeiro. This marked the culmination of a 15-year effort with a number of challenges faced. What we viewed as a good opportunity to invest in became even better and is testament to the resilience, innovation and initiative of the people involved.

Shell is the largest foreign producer in Brazil, and the country is a cornerstone of our upstream operations. The project is designed to deliver peak production of up to 120,000 b/d, reinforcing our leadership in deep-water development.

Rethinking our approach

The path to taking an FID was far from straightforward. Oil was first discovered in 2010, but initial leases lacked sufficient potential to justify development. Securing an adjacent block through a competitive bid delayed progress for years. When we relaunched the project in 2022 as "Gato do Mato 2.0", global market volatility, driven by the Russia-Ukraine conflict and pandemic-related supply chain disruptions, pushed costs sharply higher. These challenges demanded changes to keep the project viable.

Rather than abandon the opportunity, our team rethought its approach. Working closely with Modec, the contractor responsible for the floating production, storage and offloading (FPSO) unit, we applied lessons from projects like Vito and Whale in the Gulf of America to redesign the development.

This collaboration produced significant results: production capacity is expected to increase by 20%, compared to the previous design, projected overall costs are expected to fall by nearly 16% and the expected topside weight was reduced by 30% as a result of removing unnecessary equipment.

The project, now renamed Orca, incorporates a simplified FPSO design coupled with a streamlined subsea system and well layout strategy that enables optimised volume recovery while providing flexibility for future development. The field development choices made post-recycle reduced costs and accelerated recovery while cutting expected greenhouse gas emissions by 20% compared to the earlier project designs.

Innovation and cost discipline

These improvements reflect our ability to adapt under pressure, combining technical innovation with strict cost discipline to overcome market and operational challenges. The Orca design is not only efficient but also scalable, opening opportunities for future deep-water projects and smaller field developments globally.

In January 2026, we increased our interest in Orca from 50% to 70%, following the completion of a swap agreement with TotalEnergies. In February 2026, we agreed to sell a 20% interest to Kuwait Petroleum Exploration Company. Following completion, subject to regulatory approvals, we will maintain a 50% interest in Orca.

Orca now moves into execution. Shell Brasil operates the project with partners Ecopetrol (30%) and PPSA as the contract manager. The FPSO is set to be built in China and Japan and installed offshore Brazil in 2028. Orca is expected to begin operations in 2029. This achievement underscores how Shell's resilience and disciplined approach turned a complex, delayed project into a viable and forward-looking development.

1. First hull block being placed in the dry dock at Sumitomo Heavy Industries Marine & Engineering Yokosuka.

43 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value

Oil and gas information

This section sets out information about Shell's oil and gas exploration and production activities, which include the extraction of oil, condensates, natural gas liquids, oil sands and natural gas from their natural reservoirs. These activities are undertaken within the Integrated Gas, Upstream and the Chemicals and Products (includes oil sands) segments. They do not represent the full extent of the activities of these segments, and exclude gas-to-liquids (GTL) processing, some liquefied natural gas (LNG) activities, trading and optimisation, and other non-extractive activities.

Proved developed and undeveloped reserves of Shell subsidiaries and Shell share of joint ventures and associates

	Crude oil and natural gas liquids (million barrels)	Synthetic crude oil (million barrels)	Natural gas (thousand million scf)	Total (million boe)
Shell subsidiaries				
At January 1, 2025	3,526	741	22,558	8,156
Increase/(decrease) in 2025:				
Revisions and reclassifications	242	–	1,515	504
Improved recovery	16	–	–	16
Extensions and discoveries	44	–	755	174
Purchases and sales of minerals in place [C]	(193)	(725)	(2,113)	(1,282)
Total before taking production into account	109	(725)	157	(588)
Production [A]	(518)	(16)	(2,590)	(981)
Total	(409)	(741)	(2,433)	(1,569)
At December 31, 2025	3,117	–	20,125	6,587
Shell share of joint ventures and associates				
At January 1, 2025	363	–	6,384	1,464
Increase/(decrease) in 2025:				
Revisions and reclassifications	37	–	251	80
Improved recovery	–	–	–	–
Extensions and discoveries	–	–	13	2
Purchases and sales of minerals in place [C]	56	–	131	79
Total before taking production into account	93	–	395	161
Production [B]	(27)	–	(363)	(89)
Total	66	–	32	72
At December 31, 2025	429	–	6,416	1,536
Totals				
At January 1, 2025	3,889	741	28,942	9,620
Increase/(decrease) before taking production into account	202	(725)	552	(427)
Production	(545)	(16)	(2,953)	(1,070)
Total increase/(decrease)	(343)	(741)	(2,401)	(1,497)
At December 31, 2025	3,546	–	26,541	8,123
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31, 2025	–	–	–	–

[A] Includes 44 million boe consumed in operations (natural gas: 249 thousand million scf; synthetic crude oil: 1 million barrels).
[B] Includes 4 million boe consumed in operations (natural gas: 26 thousand million scf).
[C] Includes the divestment of The Shell Petroleum Development Company of Nigeria Limited (SPDC), and the swap of Shell's remaining mining interest and associated synthetic crude oil reserves in the Canadian oil sands for an additional 10% interest (20% in total) in the Scotford upgrader and Quest CCS facility. Also includes the volumes movement from subsidiaries to joint ventures and associates due to formation of the Adura joint venture.

44 Shell Annual Report and Accounts 2025

Proved reserves Before taking production into account, our proved reserves decreased by 427 million boe in 2025. This consisted of a decrease of 588 million boe from Shell subsidiaries and an increase of 161 million boe from the Shell share of joint ventures and associates. After taking production into account, our proved reserves decreased by 1,497 million boe in 2025 to 8,123 million boe at December 31, 2025. Shell subsidiaries Before taking production into account, Shell subsidiaries' proved reserves decreased by 588 million boe in 2025. This consisted of a decrease of 725 million barrels of synthetic crude oil, an increase of 109 million barrels of crude oil and natural gas liquids, and an increase of 28 million boe (157 thousand million scf) of natural gas. The 588 million boe decrease comprised a net decrease of 1,282 million boe related to purchases and sales of minerals in place, a net increase of 504 million boe from revisions and reclassifications, an increase of 174 million boe from extensions and discoveries, and an increase of 16 million boe from improved recovery. After taking into account production of 981 million boe (of which 44 million boe were consumed in operations), Shell subsidiaries' proved reserves decreased by 1,569 million boe in 2025 to 6,587 million boe. In 2025, Shell subsidiaries' proved developed reserves (PD) decreased by 1,249 million boe to 5,097 million boe and proved undeveloped reserves (PUD) decreased by 320 million boe to 1,490 million boe. Shell share of joint ventures and associates Before taking production into account, the Shell share of joint ventures and associates' proved reserves increased by 161 million boe in 2025. This consisted of an increase of 93 million barrels of crude oil and natural gas liquids, and an increase of 68 million boe (395 thousand million scf) of natural gas. The 161 million boe increase comprised a net increase of 80 million boe from revisions and reclassifications, a net increase of 79 million boe related to purchases and sales in place and an increase of 2 million boe from extensions and discoveries. After taking into account production of 89 million boe (of which 4 million boe were consumed in operations), the Shell share of joint ventures and associates' proved reserves increased by 72 million boe to 1,536 million boe at December 31, 2025. The Shell share of joint ventures and associates' PD increased by 40 million boe to 557 million boe, and PUD increased by 32 million boe to 979 million boe. See "Supplementary information - oil and gas (unaudited)" on pages 307-325 for more information about proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates. Proved undeveloped reserves In 2025, Shell subsidiaries' and the Shell share of joint ventures and associates' PUD decreased by 288 million boe to 2,469 million boe. There were decreases of 357 million boe as a result of maturation to PD (mainly 100 million boe in Whale (USA), 59 million boe in Mero (Brazil), 37 million boe in Ormen Lange (Norway), and 161 million boe spread across other fields); a net decrease of 169 million boe as a result of purchases and sales of minerals in place (mainly a decrease of 163 million boe due to divestment of SPDC in Nigeria, a decrease of 38 million boe due to movement of Shell-UK fields to the Adura joint venture which was partly offset by an increase of 19 million boe following the formation of the Adura joint venture, and an increase of 13 million boe spread across other fields); an increase of 62 million boe due to de-maturation of PD to PUD; an increase of 176 million boe due to extensions and discoveries (mainly 85 million boe in Geryon (Australia) and 91 million boe spread across other fields); an increase of 16 million boe due to improved recovery; and a net decrease of 16 million boe due to revisions and reclassifications. In addition to the maturation of 357 million boe from PUD to PD, 68 million boe were matured to PD as through PUD as a result of project execution during the year. PUD held for five years or more (PUD5+) on December 31, 2025, amounted to 40 million boe, a decrease of 98 million boe compared with the end of 2024. The decrease in PUD5+ during 2025 was driven mainly by the divestment of SPDC (Nigeria). The fields with the largest PUD5+ on December 31, 2025 were Kashagan (Kazakhstan), Clair (UK), Tupi (Brazil) and Atapu (Brazil). These PUD5+ remain undeveloped because of third-party gas plant delays (Kazakhstan), rig constraints (UK) and constraints related to export pipeline commissioning and drilling constraints due to development phasing (Brazil). During 2025, we spent $9.6 billion on development activities related to PUD maturation. Delivery commitments We sell crude oil and natural gas from our producing operations under a variety of contractual obligations. Most contracts generally commit us to sell quantities based on production from specified properties, although some natural gas sales contracts specify delivery of fixed and determinable quantities, as discussed below. In the past three years, we met our contractual delivery commitments, with the notable exception of Malaysia (in 2023). In the period 2026-2028, we are contractually committed to deliver to third parties, joint ventures and associates a total of some 4,395 billion scf of natural gas from our subsidiaries, joint ventures and associates. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery. In the period 2026-2028, we expect to meet our delivery commitments with an estimated 70% coming from PD, 5% through the delivery of gas that becomes available to us from paying royalties in cash, and 25% from the development of PUD and other new projects and purchases. Strategic Report | Performance in the year | More value | Oil and gas information continued 45 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued

Summary of proved oil and gas reserves of Shell subsidiaries and Shell share of joint ventures and associates (at December 31, 2025)

Based on average prices for 2025

	Crude oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Total (million boe) [A]
Proved developed				
Europe	75	2,127	–	442
Asia	1,266	9,006	–	2,819
Oceania	35	4,290	–	775
Africa	93	113	–	113
North America	–	–	–	–
USA	330	370	–	393
Canada	1	250	–	44
South America	896	996	–	1,068
Total proved developed	2,696	17,152	–	5,654
Proved undeveloped				
Europe	10	171	–	40
Asia	412	5,129	–	1,296
Oceania	31	1,999	–	375
Africa	75	91	–	91
North America	–	–	–	–
USA	76	68	–	88
Canada	–	–	–	–
South America	246	1,931	–	579
Total proved undeveloped	850	9,389	–	2,469
Total proved developed and undeveloped				
Europe	85	2,298	–	482
Asia	1,678	14,135	–	4,115
Oceania	66	6,289	–	1,150
Africa	168	204	–	204
North America	–	–	–	–
USA	406	438	–	481
Canada	1	250	–	44
South America	1,142	2,927	–	1,647
Total	3,546	26,541	–	8,123
Reserves attributable to non-controlling interest in Shell subsidiaries	–	–	–	–

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

46 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued

Exploration

Shell continues to explore for and mature hydrocarbons across our Integrated Gas and Upstream businesses. Exploration may result in discoveries of oil and gas that we can develop, helping maintain energy security and contributing to our strategy.

We use our integrated exploration, development, and project, commercial and technical expertise to mature these opportunities and actively manage technical and non-technical risks. We benchmark our projects internally and externally to improve the competitiveness of our proposals and seek to actively manage the risks during implementation. We assess the maturation progress of our various opportunities and perform post-investment reviews to extract learnings for implementation in future opportunities and to strengthen delivery predictability.

In 2025, hydrocarbons were found in the UK, Oman and Gulf of America.

Key exploration portfolio developments

UK

We relinquished two operated licences (Shell interests 55.5% and 100%) and also one operated block (Shell interest 100%). Following the completion of the combination of Shell and Equinor's UK offshore oil and gas assets into the Adura joint venture on December 1, 2025, all Shell UK working interests in exploration licences will be reduced by 50%.

Gulf of America

We farmed into four non-operated licences in the Walker Ridge area (Shell interests 22.5%). We also acquired 14 operated leases (Shell interest 51% in each) as part of an interest transfer involving 19 leases already held and three acquired (Shell interest 51%, operator). Additionally, we acquired one operated lease (Shell interest 75%) and three non-operated (Shell interests 30.6%).

We relinquished 28 operated leases (Shell interests 35% to 100%) and 35 non-operated leases (Shell interests 25% to 50%).

Brazil

We acquired four blocks in the Santos Basin in the OPC5 Bid Round (Shell interest 100%, operator).

Other

In Bulgaria, we signed a Prospecting and Exploration Agreement with the Bulgarian government for an offshore licence in the Western Black Sea (Shell interest 100%).

In Norway, the government ratified one operated licence (Shell interest 30%). We also relinquished four non-operated licences (Shell interests 20% to 40%) and one operated licence (Shell interest 40%).

In São Tomé and Príncipe, we farmed out 55% of our interest in one operated block and our remaining interest is 30%.

In Argentina, we relinquished one non-operated licence (Shell interest 30%).

In Suriname, we farmed out 20% of our interest in one operated block and our remaining interest is 40%.

See "Supplementary information - oil and gas (unaudited)" on pages 307-325.

Location of oil and gas exploration and production activities

Location of oil and gas exploration and production activities [A] (at December 31, 2025)

	Exploration	Development and/or Production	Shell operator [B]
Europe			
Albania [C]	●		●
Bulgaria	●		●
Cyprus		●	
Germany		●	
Italy		●	
Netherlands		●	●
Norway	●	●	●
UK	●	●	●
Asia			
Brunei	●	●	●
China		●	●
Kazakhstan		●	
Malaysia	●	●	●
Oman	●	●	●
Qatar		●	●
Oceania			
Australia	●	●	●
Africa			
Egypt	●	●	●
Namibia	●		●
Nigeria	●	●	●
São Tomé and Príncipe	●		●
South Africa	●		●
Tanzania	●	●	●
North America			
Barbados	●		
Canada	●	●	●
Mexico	●		●
USA	●	●	●
South America			
Argentina	●	●	●
Bolivia		●	
Brazil	●	●	●
Suriname	●		●
Trinidad and Tobago	●	●	●
Uruguay	●		●
Venezuela [D]		●	●

[A] Includes joint ventures and associates. Where a joint venture or an associate has properties outside its base country, those properties are not shown in this table.
[B] In several countries where "Shell operator" is indicated, Shell is the operator of some but not all exploration and/or production ventures.
[C] Shell issued a notice of non-commerciality in 2025 to the government of Albania.
[D] Our previous Office of Foreign Assets Control (OFAC) licence was withdrawn in 2025 in line with US policy at the time, meaning that we have been unable to undertake any activities related to our Venezuela interest since then. In mid-February 2026, the USA issued several general licences that authorise various activities in Venezuela, including one that allows certain companies to engage in oil and gas operations in Venezuela and produce from its reserves. We are currently reviewing these general licences to understand how they impact our activities.

47 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued

Oil and gas production available for sale

Crude oil and natural gas liquids [A]

Thousand barrels

	2025		2024		2023	
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe						
Italy	7,707	–	8,551	–	8,373	–
UK	24,583	1,477	22,910	–	23,458	–
Other [B]	3,082	439	2,730	526	2,493	524
Total Europe	35,372	1,916	34,191	526	34,324	524
Asia						
Brunei	1,274	17,547	1,148	15,987	1,271	14,395
Kazakhstan	39,783	–	37,744	–	38,765	–
Malaysia	11,680	–	11,763	–	12,630	–
Oman	89,228	–	86,235	–	82,849	–
Other [B]	24,741	7,287	24,068	7,392	25,240	7,443
Total Asia	166,706	24,834	160,958	23,379	160,755	21,838
Oceania						
Australia	10,740	–	12,775	–	10,370	–
Total Oceania	10,740	–	12,775	–	10,370	–
Africa						
Nigeria	24,424	–	39,758	–	37,137	–
Other [B]	972	–	978	–	1,084	–
Total Africa	25,396	–	40,736	–	38,221	–
North America						
USA	117,417	–	108,090	–	112,912	–
Canada	568	–	538	–	597	–
Total North America	117,985	–	108,628	–	113,509	–
South America						
Argentina	15,482	–	15,610	–	12,152	627
Brazil	145,788	–	133,355	–	136,825	–
Other [B]	946	–	1,240	–	1,425	–
Total South America	162,216	–	150,205	–	150,402	627
Total	518,415	26,750	507,493	23,905	507,581	22,989

[A] Reflects 100% of production of subsidiaries except in respect of production-sharing contracts (PSCs), where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B] Comprises countries where production was lower than 10,100 thousand barrels or where specific disclosures are prohibited.

Synthetic crude oil

Thousand barrels

	2025	2024	2023
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	15,182	18,548	19,102

48 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued

Natural gas [A]

Million standard cubic feet

	2025		2024		2023	
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe						
Netherlands	–	26,757	–	37,601	–	55,351
Norway	173,302	–	176,629	–	150,318	–
UK	74,893	4,948	61,098	–	70,585	–
Other [B]	35,382	–	36,570		38,774	–
Total Europe	283,577	31,705	274,297	37,601	259,677	55,351
Asia						
Brunei	12,571	145,497	15,276	144,410	13,531	136,684
China	30,127	–	39,592	–	48,170	–
Kazakhstan	73,822	–	75,668	–	75,521	–
Malaysia	197,532	–	219,485	–	173,638	–
Oman	87,883	–	83,520	–	55,675	–
Other [B]	361,487	117,726	354,653	118,375	369,125	118,252
Total Asia	763,422	263,223	788,194	262,785	735,660	254,936
Oceania						
Australia	690,675	41,955	736,482	39,281	700,248	29,773
Total Oceania	690,675	41,955	736,482	39,281	700,248	29,773
Africa						
Egypt	45,766	–	27,737	–	21,434	–
Nigeria	24,434	–	129,533	–	96,967	–
Other [B]	1,192	–	3,022	–	3,423	–
Total Africa	71,392	–	160,292	–	121,824	–
North America						
USA	117,267	–	100,971	–	104,079	–
Canada	158,925	–	152,576	–	137,660	–
Total North America	276,192	–	253,547	–	241,739	–
South America						
Bolivia	28,958	–	33,453	–	35,432	–
Brazil	72,099	–	66,534	–	71,162	–
Trinidad and Tobago	135,334	–	159,937	–	199,877	–
Other [B]	19,812	–	17,942	–	14,204	857
Total South America	256,203	–	277,866	–	320,675	857
Total	2,341,461	336,883	2,490,678	339,667	2,379,823	340,917

[A] Reflects 100% of production of subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B] Comprises countries where production was lower than 41,795 million scf or where specific disclosures are prohibited.

49 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued

Average realised price by geographical area

Crude oil and natural gas liquids

$/barrel

	2025		2024		2023	
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe	64.83	65.29	70.82	76.61	77.19	79.10
Asia	66.70	69.10	76.13	79.77	76.57	82.24
Oceania	56.76	–	63.98	–	58.31	–
Africa	71.73	–	79.63	–	84.33	–
North America - USA	62.94	–	74.07	–	75.07	–
North America - Canada	31.56	–	38.52	–	46.45	–
South America	60.49	–	71.85	–	71.93	67.98
Total	63.83	69.04	74.04	79.70	75.12	81.75

Synthetic crude oil

$/barrel

	2025	2024	2023
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	58.66	68.35	69.26

Natural gas

$/thousand scf

	2025		2024		2023	
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe	12.76	9.34	12.76	9.63	17.47	18.89
Asia	2.45	6.57	2.62	7.23	2.84	7.60
Oceania	9.33	5.65	10.47	6.40	11.05	6.23
Africa	9.27	–	3.02	–	3.25	–
North America - USA	4.20	–	3.50	–	3.74	–
North America - Canada	1.40	–	1.19	–	2.25	–
South America	3.75	–	4.13	–	5.10	3.69
Total	6.29	6.67	6.47	7.44	7.40	9.78

50 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued

Average production cost by geographical area

Crude oil, natural gas liquids and natural gas [A]

$/boe

	2025		2024		2023	
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe	17.07	23.16	17.05	28.54	20.93	25.33
Asia	6.33	7.95	6.33	9.10	6.35	9.64
Oceania	8.23	14.52	7.85	19.49	9.01	21.23
Africa	11.78	–	11.95	–	11.12	–
North America - USA	8.78	–	10.11	–	9.62	–
North America - Canada	9.01	–	9.30	–	9.70	–
South America	8.47	–	7.51	–	7.36	9.03
Total	8.73	9.83	8.74	11.60	9.08	12.29

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

Synthetic crude oil

$/barrel

	2025	2024	2023
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	19.76	17.00	19.47

51 Shell Annual Report and Accounts 2025

Marketing The Marketing segment comprises the Mobility, Lubricants, and Sectors and Decarbonisation businesses. The Mobility business operates Shell's retail network including electric vehicle charging services and the wholesale commercial fuels business, which provides fuels for transport and industry. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors and Decarbonisation business sells fuels, speciality products and services, including low-carbon energy solutions, to a broad range of commercial customers including the aviation, marine and agricultural sectors. 2.1 Income/(loss) for the period ($ billion) (2024: 1.7) 4.0 Adjusted Earnings ($ billion) (2024: 3.9) 6.3 Cash flow from operating activities ($ billion) (2024: 7.4) 2,753 Marketing sales volumes (thousand b/d) (2024: 2,843) We are pursuing focused growth in our high-return Mobility and Lubricants businesses. The Marketing business delivered strong results in 2025, with a continuing focus on value over volume. Mobility and Lubricants delivered higher margins through increased sales of premium products whilst also reducing operating costs. Both Mobility and Lubricants achieved their best-ever results in 2025, though Sectors and Decarbonisation margins fell. This strong performance was supported by the divestment or closure of lower- performing branded retail sites and the high-grading of our portfolio. In line with our strategic focus on disciplined capital allocation to help ensure competitive returns, we decided in September 2025 not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park Rotterdam. Construction was paused in 2024. For the business conditions relevant to Marketing, see "Market overview" on pages 25-27. “Both Mobility and Lubricants achieved their best-ever results in 2025 as we continued to focus on value over volume and disciplined performance across the portfolio.“ Machteld de Haan President, Downstream, Renewables and Energy Solutions Strategic Report | Performance in the year | More value 52 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Marketing continued

Financial delivery

2025 earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.

Adjusted Earnings increased by $109 million compared with 2024. This reflected higher Marketing margins (increase of $413 million) including Mobility and Lubricants, due to improved unit margins, partly compensated by lower Sectors and Decarbonisation margins. This was partly offset by unfavourable tax movements ($326 million).

Identified items in 2025 included net impairment charges and reversals of $1,384 million and provisions of $186 million, both of which included the impact of the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam. These charges compare with the full year 2024, which included net impairment charges and reversals of $1,423 million, net losses of $386 million related to the sale of assets and charges of $215 million related to redundancies and restructuring.

Adjusted EBITDA was driven by the same factors as Adjusted Earnings.

Prior year earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.

Adjusted Earnings increased by $573 million compared with 2023. This reflected higher Marketing margins (increase of $483 million) including higher unit margins in Lubricants and Mobility. This was partly offset by lower Sectors and Decarbonisation margins. Adjusted Earnings also reflected lower operating expenses (decrease of $449 million). These were partly offset by unfavourable tax movements ($157 million) and higher depreciation charges (increase of $142 million).



Photo: Shenzhen electric vehicle charging station, China.

Key metrics [B]

$ million, except where indicated	2025	2024	2023
Income/(loss) for the period	2,057	1,709	2,690
Identified items [B]	(1,708)	(1,990)	(254)
Adjusted Earnings* [B] [C]	3,994	3,885	3,312
Adjusted EBITDA* [C] [D]	7,993	7,476	6,337
Cash flow from operating activities	6,339	7,363	5,561
Cash capital expenditure*	1,862	2,445	5,790
Marketing sales volumes (thousand b/d)	2,753	2,843	3,045

[B] See Note 7 to the "Consolidated Financial Statements" on pages 259-267.
[C] Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[D] Adjusted EBITDA is without taxation and DD&A expenses.

Identified items in 2024 included net impairment charges and reversals of $1,423 million, mainly related to an asset in the Netherlands, net losses of $386 million related to the sale of assets, and charges of $215 million related to redundancies and restructuring. These charges compare with the full year 2023, which included net impairment charges and reversals of $466 million, and charges of $113 million related to redundancies and restructuring, partly offset by gains of $298 million related to indirect tax credits.

Adjusted EBITDA was driven by the same factors as Adjusted Earnings.

Cash flow from operating activities

Cash flow from operating activities in 2025 was primarily driven by Adjusted EBITDA and dividends (net of profits/losses) from joint ventures and associates of $729 million. These inflows were partly offset by working capital outflows of $609 million, tax payments of $566 million, net outflows relating to the timing impact of payments related to emission certificates and biofuel programmes of $310 million and non-cash cost of supplies adjustment of $305 million.

Cash capital expenditure

Cash capital expenditure* of $1.9 billion in 2025 included $0.5 billion in low-carbon energy solutions, compared with $0.8 billion in 2024.

Cash capital expenditure in low-carbon energy solutions was higher in 2024, mainly due to the spend in the biofuels facility at the Shell Energy and Chemicals Park in Rotterdam.

Our cash capital expenditure* is expected to be in the range of $2-3 billion in 2026.

[A] All earnings amounts are shown post-tax unless otherwise stated.
* Non-GAAP measure. See page 430.

53 Shell Annual Report and Accounts 2025

Operational performance Marketing sales Marketing sales volumes, which comprise hydrocarbon sales, decreased compared with 2024. This was mainly as a result of reduced sales volumes in Mobility due to portfolio changes, including the impact of divestments, and in Sectors and Decarbonisation. Number of electric vehicle charge points In 2025, the number of electric vehicle charge points owned or Shell- branded was almost 88,000 compared with almost 73,000 in 2024. Strategic progress Portfolio and business developments Significant portfolio and business developments: ￮ In June 2025, we completed the acquisition of Raj Petro Specialities Pvt Ltd from the Brenntag Group. This acquisition supports our goal to strengthen our lubricants portfolio and customer base in India. ￮ In September 2025, we announced the decision not to restart the construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam, which had been paused in 2024. ￮ In May 2025, we agreed to transfer ownership of our Indonesia mobility business to a joint venture between Citadel Pacific Limited and Sefas Group [A], and we signed an agreement to sell our Mexico mobility sites [A]. [A] Transaction subject to completion. Business and property Mobility Shell Mobility is one of the world's largest mobility retailers by number of sites, with more than 40,000 Shell-branded mobility sites, including service stations, in more than 80 markets at the end of 2025. In 2025, the number of Shell-branded mobility locations fell to 42,724 from 44,109 in 2024. We operate different models across our markets, from full ownership of sites to brand licensing agreements. We are focusing on markets that provide higher returns on investment. Following the 2024 divestment of Shell Pakistan, in 2025, we agreed to transfer ownership of the Indonesia mobility business, including 200 sites, to a new joint venture between Citadel Pacific and Sefas Group. We also agreed to sell the Mexico mobility businesses. To increase market focus we will spend 80% of cash capital expenditure in 10 key markets that account for the majority of cash flow. Every day, around 29 million retail customers visit Shell-branded mobility sites for a range of quality fuels, electric vehicle charging, and convenience and non-fuel products and services. Through Shell Fleet Solutions, our business customers can obtain fuel cards, road services and carbon-offset offers, among other products and services. We are expanding our convenience retail offer to cater to our customers' needs. At many of our sites, we offer convenience items, including beverages and fresh food, and services, such as lubricant changes and car washes. At the end of 2025, Shell operated around 13,000 convenience stores worldwide. We have upgraded more than 2,900 Shell-operated stores with our Shell Café premium fresh coffee and food offer since it launched in 2021. Shell Mobility offers customers products and services, including biofuels and electric vehicle charging. At the end of 2025, we had almost 88,000 public charge points globally at Shell forecourts, on-street locations, mobility hubs and other sites, such as supermarkets. Shell's global electric vehicle charging business is not yet profitable. However, we remain committed to investing in this sector as we anticipate future profitability. The timeline and extent of this profitability will be influenced by factors such as network accessibility, market competition, customer demand, advancements in cost-related technologies and supportive government policies. As we work to provide low-carbon alternatives to our customers, we also continue to develop traditional fuels for drivers of internal combustion engine vehicles. Aided by our partnership with Scuderia Ferrari HP, we have concentrated on developing fuels with special formulations designed to clean engines and improve performance. An example of this is Shell V-Power. We sold fuels under the Shell V-Power brand in 71 markets in 2025. Shell Fleet Solutions is also working to help drive decarbonisation of the transport sector by providing fuels, lubricants and digital services to customers with heavy-duty vehicles in their fleets. We have a public electric vehicle charging facility for trucks in Hamburg, Germany, which has four fast-charging stations. We also offer drivers using heavy-duty LNG-fuelled trucks access to Shell-operated and partner networks in Europe. We have LNG refuelling sites in Austria and Hungary. Trading and Supply Through our main trading and supply offices in London, Houston, Singapore, Dubai, Rotterdam and Canada, we trade low-carbon fuels, refined products, chemical feedstocks and environmental products. We trade in physical and financial contracts, and have wholesale commercial fuel activities. Shell Wholesale Commercial Fuels provides fuels for transport, industry and heating — from reliable main-grade fuels to premium products. With about 180 Shell and joint-venture (including pipeline) terminals and operating in around 25 countries, our infrastructure is well positioned to make deliveries around the world. Lubricants Shell Lubricants has been the number one global finished lubricants supplier in terms of market share for 19 consecutive years, according to Kline & Company data for 2024. Shell lubricants are available in around 175 markets for passenger cars, motorcycles, trucks, coaches, and machinery used in manufacturing, mining, power generation, agriculture and construction. In addition to making premium lubricants for conventional vehicles, we also make Shell E-Fluids from base oils made from natural gas at the Pearl gas-to-liquids (GTL) plant in Qatar. These base oils can be used in electric vehicles, data centres, and health care and beauty products. See "Shell's cooling fluids certified by Intel for use in data centres worldwide" on page 56. Our global lubricants supply chain has a network of 31 lubricants blending plants, four base oil plants (one of which we operate), 10 grease plants and five GTL base oil storage hubs. Shell Lubricants also has a strong distributor network of almost 1,600 distributors, including large-scale, large-volume multinational organisations. Strategic Report | Performance in the year | More value | Marketing continued 54 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Marketing continued

Sectors and Decarbonisation
The Sectors and Decarbonisation business sells fuels, speciality products and services – including low-carbon energy solutions – to a broad range of commercial customers including the aviation, marine and agricultural sectors.

Aviation
Shell Aviation provides aviation fuel, lubricants and low-carbon solutions globally. Shell's Avelia platform is one of the world's first blockchain-powered sustainable aviation fuel (SAF) book-and-claim solutions. Avelia aims to scale SAF, reducing the life-cycle greenhouse gas (GHG) emissions of aviation and enabling greater participation in the aviation sector's decarbonisation efforts by providing wider access to the GHG benefits of SAF across the value chain.

Wider production and supply, driven by increased demand, could help lower the price point for these fuels. Since launch, Avelia has injected more than 64 million gallons of SAF into the fuel network at 18 airports around the world and supported more than 66 airlines and corporate customers in accessing the environmental attributes of SAF.


Sustainable Aviation Fuel

Photo: Shell Aviation supplies sustainable aviation fuel to Delta.

Marine
Shell Marine serves around 15,000 ships every year. Our customers' vessels range from ocean-going tankers to fishing boats. We supply seven types of fuel, more than 500 grades of lubricants and low-carbon solutions. Our lubricants are used in around 10,000 vessels and are available in more than 700 ports across more than 50 countries.

Shell has the world's largest LNG bunkering network with 29 locations across 13 countries. BioLNG is available at 22 of these locations across Europe and the USA. Shell Marine also supplies chemical products, and marine-related technical and digital services.

Biofuels
In line with our strategic focus on disciplined capital allocation to help ensure competitive returns, we decided in 2025 not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park Rotterdam. Construction had been paused in 2024.

In 2025, around 10.34 billion litres of biofuels (2024: 10.37 billion litres) were blended into Shell's sales of fuels worldwide, which include the Shell share of sales made by Raízen. Raízen produced, on a 100% basis, around 2.73 billion litres of ethanol in 2025 (2024: 3.16 billion litres).

Shell and the non-operated joint venture Raízen (Shell interest 44%) are, together, one of the world's largest blenders and distributors of biofuels. Biofuels, along with natural gas, will play a key role in reducing emissions from heavy-duty transport.

Renewable natural gas (RNG), also known as biogas or biomethane, is gas derived from processing organic waste in a controlled environment until it is fully interchangeable with conventional natural gas. Shell Biogas is one of Europe's largest producers of RNG following the acquisition of Nature Energy in 2023.

Marketing data tables

Branded mobility locations [A]

	2025	2024	2023
Europe	7,285	8,227	8,346
Asia [B]	7,573	7,742	10,824
Oceania [B]	1,205	1,047	1,087
Africa	3,027	2,994	2,917
Americas [C]	23,634	24,099	23,830
Total [D]	42,724	44,109	47,004

[A] Includes different models, from full-ownership retail sites and sites operated by joint ventures, through to trademark licensing agreements; and excludes sites closed for more than six months.
[B] Asia includes Turkey; Oceania includes French Polynesia, Guam, Palau and Saipan.
[C] 2025 includes around 8,125 sites operated by the Raízen joint venture.
[D] 2025 includes 7,716 sites operated through trademark licensing agreements.

55 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Marketing continued

Marketing sales volumes [A][B][C]

			Thousand b/d
	2025	2024	2023
Europe			
Mobility	577	611	626
Lubricants	15	16	16
Sectors and Decarbonisation	158	192	186
Total	750	819	828
Asia			
Mobility	586	594	607
Lubricants	44	40	39
Sectors and Decarbonisation	85	104	138
Total	715	738	784
Africa			
Mobility	63	63	74
Lubricants	3	2	3
Sectors and Decarbonisation	7	6	9
Total	73	71	86
Americas			
Mobility	780	790	919
Lubricants	23	23	24
Sectors and Decarbonisation	412	402	404
Total	1,215	1,215	1,347
Total product sales			
Mobility	2,006	2,057	2,226
Lubricants	85	82	82
Sectors and Decarbonisation	662	704	737
Total	2,753	2,843	3,045
Gasolines	1,240	1,282	1,321
Kerosenes	375	391	386
Gas/diesel oils	924	960	1,012
Fuel oil	21	22	23
Other products [D]	193	188	303
Total	2,753	2,843	3,045

[A] Excludes deliveries to other companies under reciprocal sale and purchase arrangements that are in the nature of exchange contracts.
[B] Includes the Shell share of Raízen's sales volumes and other joint ventures' sales volumes.
[C] Excludes sales volumes from markets where Shell operates under trademark licensing agreements.
[D] Includes LPG sales volumes of 22 thousand b/d (2024: 26 thousand b/d; 2023: 29 thousand b/d).


1.

Shell's cooling fluids certified by Intel for use in data centres worldwide

Data centres are vital for the internet, but the rapid growth of artificial intelligence (AI) and big data has created a challenge for managing the heat generated by these centres. Without efficient cooling, servers risk overheating and this can lead to costly outages. Traditional cooling systems – air or water – consume significant energy and so alternatives are sought.

In 2025, Shell Lubricants' immersion cooling fluids became the first to earn Intel Data Center Certification for Immersion Cooling, with confirmed compatibility with 4th and 5th Gen Intel Xeon processors. The certification follows two years of rigorous testing, which demonstrated that processors remain as reliable in Shell's immersion cooling fluids as in traditional air-cooled systems.

Immersion cooling works by submerging servers and networking equipment in a non-conductive liquid that absorbs and dissipates heat far more efficiently than air. By eliminating the need for chillers, fans and evaporative cooling systems, this approach can also significantly reduce data centre floor space.

Innovation sets us apart

Shell's immersion cooling fluids, developed in our own laboratories, are already in use at Shell data centres in Houston and Amsterdam. They are PFAS-free, biodegradable to varying degrees, and suitable for hot and humid environments. The fluids also qualify for Intel's Immersion Warranty Rider, providing additional assurance for data centre operators.

This breakthrough aligns with Shell's broader strategy to invest in premium, high-value products that help customers meet emission reduction goals. As the world's leading lubricants supplier, Shell is leveraging decades of expertise in gas-to-liquids technology to deliver sustainable solutions for the growing demands of digital infrastructure. The technology can reduce energy use costs substantially, while supporting dramatic reductions in water consumption.

Photo: Shell Technology Center, Houston, USA.

56 Shell Annual Report and Accounts 2025

Chemicals and Products Chemicals and Products includes chemicals manufacturing plants with their own marketing network and refineries which turn crude oil and other feedstocks into a range of oil products, which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals. 0.3 Income/(loss) for the period ($ billion) (2024: 1.7) 1.1 Adjusted Earnings ($ billion) (2024: 2.9) 5.4 Cash flow from operating activities ($ billion) (2024: 7.3) 1,217 Refinery processing intake (thousand b/d) (2024: 1,344) We aim to unlock more value and improve returns from our portfolio of Chemicals assets by exploring strategic and partnership opportunities in the USA. In Europe, we are also exploring the high-grading of some assets and the selective closure of others. In 2025, Chemicals margins remained under pressure in a tough macro environment leading to continued losses in the business. Products earnings weakened due to lower contributions from trading and supply, despite improvements in refining margins. We continued to implement our strategy through disciplined capital allocation and the high-grading of our portfolio. In 2025, we completed the divestment of the Shell Energy and Chemicals Park Singapore and sold non-core assets such as the Colonial Pipeline interest, generating $1 billion in proceeds. We are also working to reposition our Chemicals portfolio to unlock further value. For the business conditions relevant to Chemicals and Products, see "Market overview" on pages 25-27. 1,005 Product sales volumes (thousand b/d) (2024: 1,052) 9,260 Chemicals sales volumes (thousand tonnes) (2024: 11,875) “In 2025, we executed several value-led moves to high-grade our portfolio and unlock further value.“ Machteld de Haan President, Downstream, Renewables and Energy Solutions Strategic Report | Performance in the year | More value 57 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Chemicals and Products continued

Financial delivery

2025 earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.

Adjusted Earnings in 2025 decreased by $1,883 million compared with 2024. This reflected lower Products margin (a decrease of $972 million) driven mainly by lower margins from trading and optimisation, partly offset by higher refining margins. Adjusted Earnings also reflected lower Chemicals margins (decrease of $604 million) and unfavourable tax movements ($485 million). These net unfavourable movements were partly offset by lower operating expenses (decrease of $138 million).

Identified items in 2025 included:

- net impairment charges and reversals of $634 million and net gains from the disposal of assets of $564 million mainly relating to gains from the sale of our interest in Colonial Enterprises, Inc.

These charges and movements compare with the full year 2024, which included net impairment charges and reversals of $1,176 million mainly relating to assets in Singapore, charges of $142 million related to redundancy and restructuring, and unfavourable movements of $86 million relating to an accounting mismatch due to fair value accounting of commodity derivatives, partly offset by favourable deferred tax movements of $114 million.

In 2025, Adjusted Earnings from Chemicals accounted for (108)%, Refining for 82% and Trading and Optimisation for 126%. The decrease in Adjusted Earnings of $1,883 million was driven by the following:

- Products Adjusted Earnings were $1,189 million lower than in 2024, mainly driven by lower trading and optimisation and oil sands margins and unfavourable tax movements, partly offset by higher refining margins and lower operating expenses.
- Chemicals negative Adjusted Earnings were $693 million higher than in 2024, mainly because of lower margins and unfavourable tax movements.

Adjusted EBITDA was driven by the same factors as Adjusted Earnings.

Prior year earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.

Adjusted Earnings in 2024 decreased by $683 million compared with 2023. This reflected lower Products margins (a decrease of $1,832 million), mainly driven by lower refining margins and unfavourable tax movements ($248 million). These were partly offset by lower operating expenses (decrease of $812 million) and higher Chemicals margins (increase of $602 million).

Identified items in 2024 included:

- net impairment charges and reversals of $1,176 million mainly relating to assets in Singapore;
- charges of $142 million related to redundancy and restructuring; and
- unfavourable movements of $86 million relating to an accounting mismatch due to fair value accounting of commodity derivatives, partly offset by favourable deferred tax movements of $114 million.

[A] All earnings amounts are shown post-tax unless otherwise stated.
* Non-GAAP measure. See page 430.

Key metrics [B]

$ million, except where indicated	2025	2024	2023
Income/(loss) for the period	262	1,671	1,204
Identified items [B]	(377)	(1,177)	(2,135)
Adjusted Earnings* [B] [C]	1,051	2,934	3,616
Adjusted EBITDA* [C] [D]	4,880	6,783	7,489
Cash flow from operating activities	5,366	7,253	7,513
Cash capital expenditure*	3,063	3,290	3,014
Chemicals manufacturing plant utilisation (%)	78%	76%	68%
Refinery utilisation (%)	92%	85%	85%
Refinery processing intake (thousand b/d)	1,217	1,344	1,349
Product sales volumes (thousand b/d)	1,005	1,052	1,078
Chemicals sales volumes (thousand tonnes)	9,260	11,875	11,245

[B] See Note 7 to the "Consolidated Financial Statements" on pages 259-267.
[C] Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[D] Adjusted EBITDA is without taxation and DD&A expenses.

These charges and movements compare with the full year 2023, which included net impairment charges and reversals of $2,195 million mainly relating to the Chemicals assets in Singapore, and charges of $82 million related to redundancy and restructuring partly offset by favourable movements of $214 million relating to an accounting mismatch due to fair value accounting of commodity derivatives.

In 2024, Adjusted Earnings from Chemicals accounted for (15)%, Refining for 34% and Trading and Optimisation including pipelines for 81%. The decrease in Adjusted Earnings of $683 million was driven by the following:

- Products Adjusted Earnings were $1,818 million lower than in 2023, mainly driven by lower refining and oil sands margins, unfavourable tax movements and higher depreciation partly offset by lower operating expenses.
- Chemicals negative Adjusted Earnings were $1,135 million lower than in 2023, mainly because of higher margins and lower operating expenses, and lower depreciation.

Adjusted EBITDA was driven by the same factors as Adjusted Earnings.

Cash flow from operating activities

Cash flow from operating activities in 2025 was primarily driven by Adjusted EBITDA, net inflows related to the timing impact of payments for emission certificates and biofuel programmes of $1,260 million and dividends (net of profits) from joint ventures and associates of $404 million. These inflows were partly offset by net cash outflows relating to commodity derivatives of $761 million and non-cash cost of supplies adjustment of $567 million.

Shell's policy is to settle the inter-segment use of tax attributes between business segments. This settlement is usually made in cash but in certain instances there is no cash settlement. In 2025, deferred tax assets of the Integrated Gas ($211 million) and Corporate ($89 million) segments were used by the Chemicals and Products ($300 million) segment, for which no cash settlement was made.

Cash capital expenditure

Cash capital expenditure* decreased by $0.2 billion in 2025 to $3.1 billion mainly because of lower spend in Singapore and China. Our cash capital expenditure* is expected to be around $3 billion in 2026.

58 Shell Annual Report and Accounts 2025

Operational performance Chemicals manufacturing plant utilisation Utilisation is defined as the actual use of the plants as a percentage of the rated capacity. Chemicals manufacturing plant utilisation of 78% was 2 percentage points higher than in 2024. Refinery utilisation Utilisation is defined as the actual use of the plants as a percentage  of the rated capacity. Refinery utilisation of 92% was seven percentage points higher than in 2024, mainly due to lower planned maintenance in 2025. Chemicals and Products sales Chemicals sales volumes were 22% lower than in 2024, mainly due to the portfolio impact from the divestment of Shell Energy and Chemicals Park Singapore divestment and lower polyethylene volumes. Products sales volumes were 4% lower than in 2024 due to lower Trading sales volumes in Asia partly offset by increases in Europe. Strategic progress Portfolio and business developments Significant portfolio and business developments: ￮ In January 2025, CNOOC and Shell Petrochemicals Company Limited (CSPC), a 50:50 joint venture between Shell Nanhai B.V. and CNOOC Petrochemicals Investment Ltd, took the final investment decision to expand its petrochemical complex in Daya Bay, Huizhou, south China. ￮ In April 2025, we completed the previously announced sale of Shell Energy and Chemicals Park Singapore to CAPGC Pte. Ltd. (CAPGC), a joint venture between Chandra Asri Capital Pte. Ltd. and Glencore Asian Holdings Pte. Ltd. ￮ In July 2025, we completed the sale of our 16.1% interest in Colonial Enterprises Inc. to Colossus AcquireCo LLC. Business and property Chemicals We operate chemical plants worldwide and have a balance of locations, feedstocks and products. Products made from chemicals are used in everyday life, including in medical equipment, construction, transport, electronics, agriculture and sports. Our plants produce a range of base chemicals, including ethylene, propylene and aromatics, and intermediate chemicals, such as styrene monomer, propylene oxide, solvents, linear alpha olefins, detergent alcohols, ethylene oxide, ethylene glycol and polyethylene. We have the capacity to produce around 6.7 million tonnes of ethylene a year (including the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest). Shell Polymers Monaca, our Pennsylvania chemical facility, experienced intermittent utilisation during 2025. This has been addressed and we expect improved utilisation in 2026. Products – Refining and Trading Refining We have direct interests in seven refineries, with a total capacity to process 1.4 million barrels of crude oil a day. The distribution of our refining capacity is 64% in Europe, 32% in the Americas and 4% in Asia. We took the final investment decision (FID) in 2024 to convert the hydrocracker of the Wesseling site at the Energy and Chemicals Park Rheinland in Germany into a production unit for Group III base oils. Crude oil processing ended at the Wesseling site in 2025 and will continue at the Godorf site. See "Rheinland decarbonises operations and expands hydrogen production" on page 63. Trading and Supply Through our main trading offices in London, Houston, Singapore, Dubai, The Bahamas, Rotterdam and Canada, we trade crude oil, low- carbon fuels, refined products, chemical feedstocks and environmental products. We trade in physical and financial contracts, lease storage and transportation capacities, and manage global shipping activities. Our global network of supply and distribution activities and shipping and maritime capabilities enables the safe delivery of products under our contracts and this includes supplying feedstock for our refineries and chemical plants, and finished products such as gasoline, diesel and aviation fuel to our Marketing segment and customers. Pipelines We own and operate three tank farms across the USA through Shell Pipeline Company LP (Shell interest 100%). It transports around 1.5 billion barrels of crude oil, refined products and chemicals a year through around 5,400 kilometres of pipelines in the Gulf of America and eight US states. Our pipelines carry more than 40 types of crude oil and more than 20 grades of fuel including petrol, diesel and aviation fuel, and chemicals including ethylene. We own, operate, develop and acquire pipelines and other midstream and logistics assets. Our assets include interests in entities that own crude oil and refined products pipelines and terminals that serve as key infrastructure to: ￮ transport onshore and offshore crude oil production to US Gulf Coast and Midwest refining markets; and ￮ deliver refined products from those markets to major demand centres. Our assets also include interests in entities that own natural gas and refinery gas pipelines that transport offshore natural gas to market hubs and deliver refinery gas from refineries and plants to chemical sites along the US Gulf Coast. Oil sands In November 2025, we completed the previously announced agreement with Canadian Natural Resources Limited to swap our remaining 10% interest in the Albian mining and extraction operations in exchange for an additional 10% interest in the Scotford upgrader and Quest Carbon Capture and Storage (CCS) facility. Following the completion of this swap, Shell holds a 20% interest in the Scotford upgrader and Quest CCS facility and no longer has any oil sands activities. Quest CCS captures about 1 million tonnes per year of CO2 from the hydrogen manufacturing units within the upgrader. Since opening in 2015, Quest CCS has safely stored more than 9 million tonnes of CO2. Strategic Report | Performance in the year | More value | Chemicals and Products continued 59 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Chemicals and Products continued

Chemicals and Products data tables

The tables below reflect Shell subsidiaries and instances where Shell owns the crude oil or feedstocks processed by a refinery. Other joint ventures and associates are only included where explicitly stated.

Products sales volumes [A][B]

			Thousand b/d
	2025	2024	2023
Europe	560	507	560
Asia	144	248	240
Americas	301	297	278
Total	1,005	1,052	1,078
Gasolines	144	141	154
Kerosenes	110	94	104
Gas/diesel oils	289	321	346
Fuel oil	147	200	221
Other products [C]	315	296	252
Total	1,005	1,052	1,078

[A] Excludes deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate are included.
[B] Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2025 was a reduction in refining and trading sales of around 1,304 thousand b/d (2024: 1,286 thousand b/d; 2023: 1,202 thousand b/d).
[C] Includes LPG sales volumes of 56 thousand b/d (2024: 54 thousand b/d; 2023: 55 thousand b/d).

Cost of crude oil processed or consumed [A]

			$/barrel
	2025	2024	2023
Total	66.78	77.97	71.13

[A] Includes Upstream and Integrated Gas margins on crude oil supplied by Shell subsidiaries, joint ventures and associates.

Crude distillation capacity [A]

			Thousand b/stream day [B]
	2025	2024	2023
Europe	868	975	975
Asia	59	237	237
Africa	–	–	–
Americas	435	435	435
Total	1,362	1,646	1,646

[A] Average operating capacity for the year, excluding mothballed capacity.
[B] Stream day capacity is the maximum capacity with no allowance for downtime.

Crude oil processed [A]

			Thousand b/d
	2025	2024	2023
Europe	726	742	732
Asia	37	165	168
Americas	369	359	322
Total	1,132	1,266	1,222

[A] Includes natural gas liquids, share of joint ventures and associates and processing for others.

Refinery processing intake [A]

			Thousand b/d
	2025	2024	2023
Europe	738	742	764
Asia	37	166	171
Americas	442	437	414
Total	1,217	1,344	1,349

[A] Includes crude oil, natural gas liquids and feedstocks processed in crude distillation units and in secondary conversion units.

Refinery processing outturn [A]

			Thousand b/d
	2025	2024	2023
Gasolines	416	486	489
Kerosenes	134	162	168
Gas/diesel oils	454	506	516
Fuel oil	79	80	88
Other	217	186	149
Total	1,299	1,419	1,410

[A] Excludes own use and products acquired for blending purposes.

60 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Chemicals and Products continued

Manufacturing plants at December 31, 2025

Refineries

	Location	Asset class	Shell interest (%) [A]	Thousand barrels/stream day, 100% capacity [B] Crude distillation capacity	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro-cracking
Europe							
Germany	Miro [C]	■	32	313	40	96	–
	Rheinland	■ ●	100	235	16	–	75
	Schwedt [C]	■	38	234	46	57	–
Netherlands	Pernis	■ ●	100	447	–	53	104
Americas							
Argentina	Buenos Aires [D]	● ◆	44	112	14	22	–
Canada							
Alberta	Scotford	■	100	100	–	–	83
Ontario	Sarnia	◆	100	85	5	21	10
USA							
Louisiana	Norco	■	100	250	29	119	44

[A] Shell interest is rounded to the nearest whole percentage point; Shell share of production capacity may differ.
[B] Stream day capacity is the maximum capacity with no allowance for downtime.
[C] Not operated by Shell.
[D] Owned through Raizen joint venture.

■ Integrated refinery and chemical complex
● Refinery complex with cogeneration capacity
◆ Refinery complex with chemical unit(s)

Chemicals data tables

The tables below reflect Shell subsidiaries and instances where Shell owns the crude oil or feedstocks processed by a refinery. Other joint ventures and associates are only included where explicitly stated.

Ethylene capacity [A]

	Thousand tonnes/year 2025	2024	2023
Europe	1,693	1,713	1,710
Asia [B]	1,381	2,542	2,542
Americas [C]	3,901	3,821	3,821
Total	6,975	8,076	8,073

[A] In 2025, ethylene capacity includes the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest.
[B] Includes Shell Energy and Chemicals Park Singapore, the sale of which was completed in April 2025.
[C] Shell Polymers Monaca, which began operations in November 2022, was not fully functional during 2023 due to operational and start-up challenges which were resolved during the first quarter of 2024. In 2025, an additional defect intermittently impacted utilisation. This has subsequently been corrected.

Chemicals sales volumes [A]

	Thousand tonnes/year 2025	2024	2023
Europe			
Base chemicals	1,947	2,113	1,741
Intermediates and other chemical products	1,815	1,889	1,848
Total	3,762	4,001	3,589
Asia			
Base chemicals	242	1,198	1,190
Intermediates and other chemical products	564	1,744	1,917
Total	806	2,943	3,107
Americas			
Base chemicals	1,297	1,366	1,508
Intermediates and other chemical products	3,395	3,566	3,041
Total	4,692	4,932	4,549
Total product sales			
Base chemicals	3,486	4,677	4,439
Intermediates and other chemical products	5,774	7,199	6,806
Total	9,260	11,875	11,245

[A] Excludes feedstock trading and by-products.

61 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Chemicals and Products continued

Major chemical plants [A]

						Thousand tonnes/year, Shell share capacity [B]	
	Location	Ethylene	Polyethylene	Styrene monomer	Ethylene glycol	Higher olefins [C]	Additional products
Europe							
Germany	Rheinland	307	–	–	–	–	A
Netherlands	Moerdijk	971	–	815	153	–	A, I
UK	Mossmorran [D] [E]	415	–	–	–	–	O
Asia							
China	Nanhai [D]	1,100	605	645	415	–	A, I
Americas							
Canada	Scotford	–	–	519	461	–	A, I
USA	Monaca	1,500	1,600	–	–	–	
	Deer Park	889	–	–	–	–	A, I
	Geismar	–	–	–	400	1,390	I
	Norco	1,512	–	–	–	–	A
Total		6,694	2,205	1,979	1,429	1,390	

[A] Major chemical plants are large integrated chemical facilities, typically producing a range of chemical products from an array of feedstocks.
[B] Shell share of capacity of subsidiaries, joint arrangements and associates (Shell- and non-Shell-operated), excluding capacity of the Infineum additives joint ventures.
[C] Higher olefins are linear alpha and internal olefins (products range from C4 to C2024).
[D] Not operated by Shell. Shell has 50% of capacity rights.
[E] In January 2026, ExxonMobil closed the Fife Ethylene Plant (Mossmorran) after announcing this in November 2025.

A Aromatics, lower olefins
I Intermediates
O Other

Other chemicals locations [A]

	Location	Products
Europe		
Germany	Karlsruhe	A
	Schwedt	A
Netherlands	Rotterdam	A, I, O
Americas		
Argentina	Buenos Aires	I
Canada	Sarnia	A, I

[A] Other chemical locations reflect locations with smaller chemical units, typically serving more local markets.

A Aromatics, lower olefins
I Intermediates
O Other

62 Shell Annual Report and Accounts 2025

Rheinland decarbonises operations and expands hydrogen production Shell's Energy and Chemicals Park Rheinland is delivering one of its most ambitious projects to date, marking a decisive step toward low-carbon products and advanced technologies. At Wesseling, the long-standing hydrocracker unit -- once central to producing diesel and jet fuel -- is being dismantled to make way for a highly electrified base oils plant. This new facility is expected to produce approximately 300,000 tonnes of Group III base oils annually, meeting around 40% of Germany's demand and 9% of the EU's. These premium base oils are essential for high-performance lubricants, including engine and transmission oils, as well as fluids for electric vehicles -- markets expected to grow significantly. The development is not only about capacity but also about emissions reduction and operational excellence. By ceasing crude oil processing at Wesseling and introducing electrification, Shell expects to cut Scope 1 and Scope 2 emissions by about 620,000 tonnes per year. This substantial reduction supports Shell's strategy to deliver more value with less emissions. The facility's operators are undergoing rigorous training using advanced simulators, enabling them to identify potential issues before start-up and reduce commissioning time. Advancing hydrogen production Beyond base oils, Rheinland is also advancing renewable hydrogen production through the REFHYNE II project. Following the final investment decision in 2024, construction is under way on a 100- megawatt proton-exchange membrane electrolyser. Scheduled to begin operations in 2027, REFHYNE II will produce up to 44 tonnes of renewable hydrogen daily, powered by renewable electricity secured through long-term agreements. This hydrogen will help decarbonise site operations. The scale and complexity of these developments are vast: thousands of pipes are being reconfigured while maintaining ongoing production. When complete in 2028, the Rheinland base oils plant is expected to be the largest in Germany and among the top 10 in Europe. These achievements highlight Rheinland's evolution from a traditional refinery into a cutting-edge energy and chemicals hub, combining technical innovation, sustainability and operational excellence to meet the demands of a changing world. 1. Boats at the Shell Energy and Chemicals Park Rheinland, Cologne-Godorf, Germany. 2. Wesseling site, part of the Shell Energy and Chemicals Park, Rheinland. Strategic Report | Performance in the year | More value | Chemicals and Products continued 63 Shell Annual Report and Accounts 2025

Renewables and Energy Solutions The Renewables and Energy Solutions segment includes renewable power generation; the marketing, trading and optimisation of power and pipeline gas; and carbon credits. The segment also includes the production and marketing of hydrogen; development of commercial carbon capture and storage hubs; investment in nature-based projects that compensate for carbon emissions; and Shell Ventures, which invests in or works with start- ups and early-stage businesses to help them scale up and grow. (0.5) Income/(loss) for the period ($ billion) (2024: (1.2) 0.2 Adjusted Earnings ($ billion) (2024: (0.5)) 0.6 Cash flow from operating activities ($ billion) (2024: 3.8) 290 External power sales (terawatt hours) (2024: 306) We are focusing on high-grading our Renewables and Energy Solutions portfolio through disciplined investment as we work to unlock value in power and low-carbon solutions. This will support our climate-related targets and ambition, and position us for growth in hydrogen and carbon capture and storage (CCS). In 2025, we divested a number of lower-return assets, withdrawing from projects like Atlantic Shores and Scotwind, while also diluting parts of our Savion portfolio. This allows us to reallocate capital to higher-return segments of the power value chain. These steps are aligning our portfolio with our increased focus on flexible power generation and trading. The Northern Lights joint venture in Norway took a final investment decision to progress Phase 2 of the development, and received its first cargo of CO2, injecting it beneath the seabed. We also acquired RISEC Holdings, adding a 609 MW combined-cycle gas plant in the USA. Earnings improved in 2025 with higher generation and energy marketing margins, along with lower operating expenses as a result of portfolio changes and continued exercising of cost discipline. For the business conditions relevant to Renewables and Energy Solutions, see "Market overview" on pages 25-27. 626 Sales of pipeline gas to end-use customers (terawatt hours) (2024: 652) “We continued to high-grade our portfolio and bring our power strategy to life through disciplined execution.” Machteld de Haan President, Downstream, Renewables and Energy Solutions Strategic Report | Performance in the year | More value 64 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Renewables and Energy Solutions continued

Financial delivery

2025 earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.

Adjusted Earnings in 2025 increased by $669 million compared with 2024. This reflected lower operating expenses (decrease of $279 million) and higher margins (increase of $229 million), mainly due to higher generation and energy marketing margins.

Identified items in 2025 included impairment charges and reversals of $334 million and unfavourable movements of $299 million relating to the fair value accounting of commodity derivatives. These charges and unfavourable movements compare with the full year 2024 which included net impairment charges and reversals of $1,085 million mainly relating to renewable generation assets in North America, partly offset by favourable movements of $300 million relating to the fair value accounting of commodity derivatives and a net gain on sale of assets of $94 million.

As part of Shell's normal business, commodity derivative hedge contracts are entered into for the mitigation of economic exposures on future purchases, sales and inventory.

Adjusted Earnings were $172 million in 2025. Adjusted Earnings contributions from Energy Marketing and Trading and Optimisation accounted for 333% of Adjusted Earnings, partly offset by negative contributions from Renewable Power Generation, Hydrogen, CCS, Nature Based Solutions (NBS) and Shell Ventures of (233)%.

Adjusted EBITDA was driven by the same factors as Adjusted Earnings.

Prior year earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.

Adjusted Earnings in 2024 decreased by $1,253 million compared with 2023. This reflected lower margins (decrease of $1,719 million), mainly from trading and optimisation primarily in Europe due to lower volatility. This was partly offset by lower operating expenses (decrease of $632 million).

Identified items in 2024 included net impairment charges and reversals of $1,085 million, mainly related to renewable generation assets in North America, and partly offset by favourable movements of $300 million relating to an accounting mismatch due to fair value accounting of commodity derivatives, and a net gain on sale of assets of $94 million. These net charges and favourable movements compare with 2023, which included favourable movements of $2,756 million due to the fair value accounting of commodity derivatives, partly offset by net impairment charges and reversals of $669 million. As part of Shell's normal business, commodity derivative hedge contracts are entered into for the mitigation of economic exposures on future purchases, sales and inventory.

Adjusted Earnings were a loss of ($497) million in 2024. Adjusted Earnings from Renewable Power Generation, Hydrogen, CCS, NBS and Shell Ventures accounted for 146% of 2024 negative Adjusted Earnings. These were partly offset by positive Adjusted Earnings contributions from Energy Marketing and Trading and Optimisation (46%).

Adjusted EBITDA was driven by the same factors as Adjusted Earnings.

[A] All earnings amounts are shown post-tax unless otherwise stated.
* Non-GAAP measure. See page 430.

Key metrics [B]

	$ million, except where indicated		
	2025	2024	2023
Income/(loss) for the period	(489)	(1,229)	3,089
Identified items [B]	(661)	(732)	2,333
Adjusted Earnings* [B] [C]	172	(497)	756
Adjusted EBITDA* [C] [D]	764	(22)	1,481
Cash flow from operating activities	623	3,798	2,984
Cash capital expenditure*	1,866	2,549	2,681
External power sales (terawatt hours) [E]	290	306	279
Sales of pipeline gas to end-use customers (terawatt hours) [F]	626	652	738

[B] See Note 7 to the "Consolidated Financial Statements" on pages 259-267.
[C] Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[D] Adjusted EBITDA is without taxation and DD&A expenses.
[E] Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms and wholesale traders.
[F] Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.

Cash flow from operating activities

Cash flow from operating activities was primarily driven by Adjusted EBITDA and working capital inflows of $508 million. These inflows were partly offset by net cash outflows related to derivatives of $657 million.

Cash capital expenditure

Within cash capital expenditure, $1.5 billion was in low-carbon energy solutions. This includes Renewable Power Generation, Environmental Solutions, Hydrogen and CCS.

In 2024, cash capital expenditure included $1.6 billion in low-carbon energy solutions. Lower cash capital expenditure in 2025 was mainly a result of the RISEC Holdings acquisition recognised in December 2024.

Our cash capital expenditure* is expected to be in the range of $2–3 billion in 2026.

See page 81 of "Less emissions".

Operational performance

External power sales

In 2025, our external power sales declined compared with 2024, primarily due to lower demand in the US markets and our strategic choice to prioritise value over volume by focusing on higher-margin sales. This was partly offset by increased sales to direct customers and aggregators in Europe.

Sales of pipeline gas to end-use customers

In 2025, the decrease in our sales of pipeline gas to end-use customers was mainly driven by the decision to prioritise value over volume, focusing on higher-margin sales.

65 Shell Annual Report and Accounts 2025

Strategic progress Portfolio and business developments Key portfolio and business developments: ￮ In January 2025, we completed an agreement to acquire RISEC Holdings, LLC, which owns a 609 MW two-unit combined-cycle gas turbine power plant in Rhode Island, USA. ￮ In March 2025, the Northern Lights joint venture (Shell interest 33.3%) took an FID to move forward with Phase 2 of the Northern Lights development. ￮ In May 2025, we signed a new Corporate Power Purchase Agreement (CPPA) with Google, which extends the lifespan of the NoordzeeWind offshore wind farm in the Netherlands. ￮ In June 2025, we completed the divestment of 100% Shell interest in Inspire Energy Capital, LLC, a B2C energy business in the USA, to Rhythm Energy, Inc. ￮ In July 2025, Shell subsidiary Savion and a fund managed by the Ares Infrastructure Opportunities strategy formed Tango Holdings, LLC, (Shell interest 20%), a joint venture to manage five assets with 496 MW capacity of Savion-developed solar power in the USA. ￮ In September 2025, we sold 100% Shell share of a cluster of eight ready-to-build Italian solar projects to Gruppo Undo, Italy. ￮ In September 2025, Google selected Shell as its renewable energy manager in the UK, leveraging Shell's trading and battery capabilities to support Google's decarbonisation goals. ￮ In October 2025, we voluntarily withdrew from Atlantic Shores Offshore Wind, LLC, in the USA, assigning our 50% outstanding membership interest to our existing joint-venture partner, EDF-RE Offshore Development, LLC. ￮ In November 2025, as part of the Scotwind leasing round, we and ScottishPower Renewables (SPR) agreed to exchange our 50% stakes in two offshore wind projects. SPR took full ownership of Marram Wind, acquiring our share. We took SPR's share in Campion Wind, taking full ownership which we subsequently terminated, and we returned the lease to Crown Estate Scotland. ￮ In November 2025, we completed the sale of our 49% interest in Cleantech Renewable Assets Pte Ltd to our joint-venture partner Keppel Ltd. Business and property We are maximising the value of our platforms as we continue to high- grade our portfolio and prioritise business models that deliver robust returns, and help us provide effective solutions for our customers. In response to ongoing sector challenges, including supply chain disruptions, regulatory constraints, margin pressure, market volatility and asset impairments in North America and Europe, we have sharpened our focus on value delivery. As part of this strategic refresh, we decided to rebalance capital allocation towards energy storage and flexible generation, in support of an increased focus on power trading. In 2025, we progressed execution of this strategy by reshaping our asset base through divestments and dilutions, scaling flexible generation through acquisitions and leasehold commitments, increased capital discipline and enhancing trading capability. This repositioning supports our ambition to streamline our power portfolio to be more resilient, performance-driven and adaptive to evolving market dynamics. Energy marketing We provide electricity and smart energy solutions to commercial, industrial and residential customers. We do this through direct electricity sales, storage solutions and energy optimisation services. Our largest markets for commercial and industrial customers are Australia, Europe and the USA. In Australia, we are one of the largest commercial and industrial retailers of electricity in the market. Trading and optimisation We trade and optimise power, pipeline gas and carbon credits from our own assets and from third parties. We have a gas and power trading presence in key markets, including the Americas, Europe, Australia and Asia. We work with Shell businesses across regions to offer energy solutions that can help our customers decarbonise. Renewable power generation We enable renewable power generation by owning and participating in joint ventures for and operating solar plants, primarily in India, the USA and Europe, as well as wind farms, mainly in Europe. We are maximising the value of our platforms and continue to high-grade our power portfolio. In the first quarter of 2025, Shell subsidiary Savion achieved full commercial operation of two solar facilities in the USA: the 111 MW Martin County Solar Project in Kentucky, developed on a reclaimed coal mine site, and the 100 MW Kiowa County Solar Project in Oklahoma. In July 2025, Savion established Tango Holdings, LLC, a joint venture with a fund managed by Ares Infrastructure Opportunities. The venture will oversee 496 MW of solar capacity. As part of the agreement, Savion transferred majority ownership of the assets to the joint venture, while retaining a 20% minority interest and operational management responsibilities. Tango includes equity interests in the Martin County and Kiowa County projects, as well as three additional solar projects currently under construction. This is an example of how Shell selectively develops renewable generation projects and reduces ownership as assets mature, supporting efficient scale-up, enhanced capital returns and disciplined capital allocation. We also made strategic decisions to exit certain offshore wind projects. In October 2025, we withdrew from Atlantic Shores Offshore Wind, transferring our 50% interest to EDF-RE Offshore Development. As part of the Scotwind leasing round in the UK and following an internal review, in November 2025, we and SPR agreed to exchange our 50% stakes in two offshore wind projects. SPR took full ownership of Marram Wind, acquiring our share. We took SPR's share in Campion Wind, taking full ownership which we subsequently terminated, and we returned the lease to Crown Estate Scotland. We also divested Cleantech Renewable Assets in November 2025, a solar platform operating in India and Southeast Asia. These actions reflect our focus on high-grading the portfolio and prioritising projects that deliver the strongest value. Strategic Report | Performance in the year | More value | Renewables and Energy Solutions continued 66 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value | Renewables and Energy Solutions continued

At the end of 2025, our share of renewable power generation capacity was 4.2 GW in operation and 1.9 GW in development. Our renewable power generation capacities are listed in the following tables:

Renewable power generation capacity in operation and in development as of December 31, 2025 – by region

	In operation [A]		In development [B]	
Location	100% capacity (MW)	Shell interest (MW)	100% capacity (MW)	Shell interest (MW)
Asia	2,643	2,575	1,311	1,227
Europe	1,881	1,141	917	613
Americas	676	256	285	57
Australia	120	120	–	–
Other	126	126	8	8
Total	5,447	4,219	2,521	1,905

Renewable power generation capacity in operation and in development as of December 31, 2025

	2025	2024	2023
Renewable power generation capacity (Shell interest - gigawatts):			
In operation [A]	4.2	3.4	2.5
In development [B]	1.9	4.0	4.1

[A] Renewable generation capacity post commercial operation date.
[B] Renewable generation capacity under construction and/or committed for sale under long-term offtake agreements PPA.

Renewable power generation capacity in development decreased compared with 2024 due to transfers to capacity in operation, withdrawal from the Atlantic Shores Offshore Wind project, and other dilution in ownership interests and divestments.

Hydrogen

Hydrogen can help reduce emissions for our customers in sectors that are hard to decarbonise, such as heavy industry and heavy-duty road transport. We can also use it to help decarbonise our own assets. Shell is part of joint ventures and alliances that have built electrolysers and hydrogen filling stations. We have also participated in feasibility studies that aim to show the viability of a global import and export market for hydrogen.

When it comes to developing hydrogen investment opportunities, we aim to do so where we see adjacencies with our integrated business value chain and where we believe there are pathways to attractive returns. Since 2021, we have operated an electrolyser (REFHYNE I, Shell interest 100%) in Germany, which produces hydrogen using electricity from renewable sources.

In 2022, we took an FID to build Holland Hydrogen I in the Netherlands. Construction is progressing well, and we expect to start commissioning in late 2026, with production ramp-up in 2027.

In July 2024, we took the final investment decision to build REFHYNE II, a 100 MW electrolyser to produce renewable hydrogen in Germany. We plan to use this hydrogen to partially decarbonise the Shell Energy and Chemicals Park Rheinland.

In November 2025, we signed two separate power purchase agreements (PPAs) in Germany with Nordsee One GmbH and Solarkraftwerk Halenbeck-Rohlsdorf I/II GmbH to secure a significant proportion of the renewable electricity needed to power the REFHYNE II facility. The electrolyser is scheduled to begin operating in 2027.

Carbon capture and storage

Shell has operational CCS projects in Canada, Australia and Norway. Together with partners, we are developing CCS projects in Europe and Canada and we continue to explore other CCS opportunities around the world. We report existing CCS operations that help decarbonise our own assets in the segment where the relevant asset sits.

We also offer carbon capture, transport and storage to our customers as we seek to help them decarbonise, including through our involvement in the Northern Lights project, which is the world's first commercial project to deliver cross-border CO_2 transport and storage as a service.

See "Northern Lights CCS venture achieves key milestones" on page 68.

Nature and environmental solutions

Through the Nature Based Solutions (NBS) business and the Environmental Products Trading Business (EPTB), we provide carbon credits to our customers. NBS invests in projects that conserve, enhance and restore ecosystems – such as forests, grasslands and wetlands – to prevent GHG emissions or reduce atmospheric CO_2 levels.

Through EPTB, we develop, source, offtake, trade and supply environmental products across compliance and voluntary markets. This includes working with our other businesses such as Integrated Gas or Marketing to provide integrated energy solutions to customers.

Shell Ventures

Through Shell Ventures we invest in or work with start-ups and other early-stage businesses to help them scale and grow. We invest in companies that work on solutions to reduce emissions, electrify energy systems, gain data-based insights and provide innovative consumer solutions. We also invest in technologies and companies that create value for our core businesses by improving efficiency, enhancing operational safety and delivering greater value to our customers.

Investments

Within R&ES, we maintain an integrated business model with trading and optimisation to help us manage our value delivery. Our investments in low-carbon solutions are subject to financial modelling and stress-testing, due diligence and risk assessments to help us allocate our capital to the most attractive low-carbon projects and opportunities.

67 Shell Annual Report and Accounts 2025

Northern Lights CCS venture achieves key milestones Our Northern Lights joint venture in Norway – the world's first carbon capture and storage (CCS) project to offer commercial carbon transport and storage as a service – achieved several milestones in 2025. The first deliveries of CO2 arrived on ships that Shell helped develop, and Northern Lights made the first injection of CO2 under the seabed. The final investment decision on the next phase of the project was also taken. As part of our strategy to deliver more value with less emissions, we are investing in CCS projects to help decarbonise our own operations and those of our customers. The Intergovernmental Panel on Climate Change and the International Energy Agency recognise that CCS is essential for achieving net-zero emissions, particularly for carbon-intensive industries like cement and steel. For Shell, projects like Northern Lights are central to unlocking CCS potential and supporting our customers in hard-to-abate sectors. First arrival and injection of CO2 In August 2025, the Northern Lights joint venture (Shell interest 33.3%) with Equinor and TotalEnergies completed the world's first cross-border commercial carbon transport and storage service, injecting CO2 collected from a cement factory 450 kilometres away into an aquifer beneath the North Sea. Northern Lights currently has the capacity to store around 1.5 million tonnes of CO2 per year, receiving liquefied CO2 from customers across Europe. To transport the CO2 to Norway, Shell engineers designed two of the largest liquefied carbon carriers in the world -- the 130-metre- long Northern Pathfinder and Northern Pioneer. Each vessel can transport 7,500 cubic metres of CO2 per voyage, equivalent to three Olympic-sized swimming pools. Powered mainly by LNG, the ships also feature wind-assisted rotor sails and air lubrication systems, reducing carbon intensity by about 34% compared with conventional ships. 1. Northern Pioneer arriving at the terminal in Øygarden. Credit: NLJV – Ruben Soltvedt. 2. The Northern Lights receiving terminal in Norway. Phase 2 decision made With its flexible, ship-based model, Northern Lights is uniquely positioned to serve a growing network of customers across Europe. Captured CO2 will be shipped to Øygarden, then piped 100 km offshore for permanent storage 2,600 metres under the North Sea. The venture has agreements with Yara and Ørsted to transport and store CO2 from facilities in the Netherlands and Denmark. In March 2025, the final investment decision for Phase 2 was announced. Under expansion plans expected to be completed in 2028, Northern Lights will scale up transport and storage capacity from 1.5 million tonnes to at least 5 million tonnes annually -- equivalent to the emissions of more than 1 million cars. Swedish energy provider Stockholm Exergi has already signed up for the transportation and storage of up to 900,000 tonnes of CO2 annually from 2028. Northern Lights demonstrates how Shell is leveraging its technological capabilities to build scalable businesses across lower-carbon platforms, including low-carbon fuels, hydrogen, carbon capture and storage, and power from gas-fired and renewable energy [A]. [A] Gas is a lower-carbon alternative to coal in power generation. Strategic Report | Performance in the year | More value | Renewables and Energy Solutions continued 68 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | More value



Corporate

The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell's holdings and treasury organisation, headquarters and central functions, self-insurance activities and centrally managed longer-term innovation portfolio.

All finance expense, income and related taxes for Shell, which is headquartered in London, are included in the Corporate results for the period rather than the business results for the period. Most headquarter and central function costs are recovered from the business segments. Costs that are not recovered or relate to centrally managed activities are retained in Corporate.

The Holdings and Treasury organisation manages many of our corporate entities. It is the point of contact between Shell and external capital markets. For example, it raises debt instruments and conducts foreign exchange transactions. Treasury centres in London and Singapore support these activities.

Shell's longer-term innovation portfolio is managed centrally and is reported as part of the Corporate segment. Other innovation portfolio activities are reported in the business segments.

See "Innovation and technology" on page 70.

2025 earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes Identified items, which in 2025 amounted to a net loss of $104 million.

The Adjusted Earnings loss position decreased by $98 million compared with 2024. This reflected favourable tax movements ($825 million), partly offset by unfavourable net interest movements ($440 million) and currency exchange rate effects ($191 million).



Photo: CEO quarterly all-staff engagement, Krakow, November 2025.

[A] All earnings amounts are shown post-tax unless otherwise stated.

Key metrics [B]

$ million, except where indicated	2025	2024	2023
Income/(loss) for the period	(1,974)	(2,992)	(2,944)
Identified items [B]	(104)	(1,024)	(69)
Adjusted Earnings* [B] [C]	(1,870)	(1,968)	(2,875)
Adjusted EBITDA* [C]	(1,193)	(675)	(1,164)
Cash flow from operating activities	(3,123)	(1,882)	(832)

[B] See Note 7 to the "Consolidated Financial Statements" on pages 259-267.
[C] Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
* Non-GAAP measure. See page 430.

Prior year earnings [A]

Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes Identified items, which in 2024 amounted to a net loss of $1,024 million.

The Adjusted Earnings loss position decreased by $907 million compared with 2023. This reflected favourable tax movements ($396 million), net interest movements ($280 million) and currency exchange rate effects ($192 million).

Identified items in 2024 included reclassifications, from equity to profit and loss, of cumulative currency translation differences principally related to funding structure changes, resulting in unfavourable movements of $1,122 million.

Cash flow from operating activities

Cash flow from operating activities for the full year 2025 was primarily driven by working capital outflows of $1,505 million, which included a reduction in joint-venture deposits, as well as Adjusted EBITDA and tax payments of $425 million.

Self-insurance

Shell, like other major oil and gas companies, self-insures most of its exposures to hazard risks. Our Group insurance companies are wholly owned subsidiaries. They provide insurance coverage to our subsidiaries and entities in which we have an interest, including those that are not controlled by Shell.

We continually assess the safety performance of our operations and make risk mitigation recommendations, where relevant, to keep the risk of an accident as low as possible. As regulated and licensed companies, our Group insurance companies are adequately capitalised. They may transfer risks to third-party insurers where economical, effective and relevant.

See page 132 of "Risk factors".

69 Shell Annual Report and Accounts 2025

Innovation and technology Innovation Shell has a long history in technology and innovation. Our global network of research and development (R&D) centres seeks to deliver innovative, cost-competitive solutions that meet global energy demands while reducing emissions. We collaborate closely with our customers, suppliers and partners, as well as with many universities and research institutes. We also work with some of the world's leading technology companies to deploy digital solutions at scale across our businesses. Technology helps to improve our efficiency, safety and competitiveness. By applying our technical and digital capabilities, we can also contribute to building the low-carbon energy system of the future. In 2025, we invested $1,170 million in R&D. We combine our expertise in R&D with digital solutions, often powered by AI, to help accelerate innovation and effectively scale up. Shell's Technology organisation and our businesses work together to determine the content, scope and budget for developing new technology that supports our activities. This includes partnering with start-ups and small- to medium-sized enterprises that are in the early stages of developing new technologies through our Shell Ventures and Shell GameChanger programmes. New technology is developed using a maturation process, to systematically mitigate technical and commercial risks, while staying aligned with Shell's strategic ambitions and deployment commitments. See page 133 of "Risk factors". Intellectual property At Shell, we have a wide-ranging intellectual property (IP) portfolio which includes patents, trademarks, know-how, trade secrets and copyrights. The distinctive Shell Pecten, a trademark in use since the early 20th century, and trademarks where the word Shell appears, help raise the profile of our Shell brand globally. We protect and defend our IP and we respect the valid IP rights of others. At December 31, 2025, we held 8,087 patents. This includes granted patents and pending patent applications. Shell holds trademarks globally, even in countries where we no longer operate. For instance, in 2025, we renewed the trademark registration for "Midel" in Russia, through the renewal of the international trademark registration with the World Intellectual Property Organization, by paying the official fee of $2,604 for all countries covered, of which $120 was for Russia. Information technology (IT) and cyber security Digitalisation is a key success factor in delivering Shell's strategy. We are transforming our IT systems to support our evolving portfolio of businesses. We invest in new technologies, such as AI and quantum computing, enhancing our IT capabilities to improve the experience of our customers and make Shell a more efficient organisation. Digital technologies are increasing the effectiveness and efficiency of our processes by collecting quality data, turning this data into insights and insights into actions that improve the performance of our assets. The growing dependence on IT and rising data volumes introduce risks. A breach in IT systems or data loss could significantly impact Shell and its supply chain, leading to productivity disruptions, loss of confidential information, regulatory penalties and potential reputational harm. Additionally, sanctions, including orders to delete data and regulatory fines, might be imposed on Shell if authorities find Shell failed to meet its obligations in relation to cyber security or personal data protection. In 2025, we continued to implement a comprehensive cyber security programme as part of our cyber defence strategy. This was done in adherence to Information and Digital Technology (IDT) requirements based on the Shell Performance Framework (SPF). Our Information and Digital Technology Standard sets out a structured approach to identify, assess and mitigate IT and cyber security risks. Following the approval of the IDT requirements, we refreshed our Information Risk Management capabilities and streamlined the organisational structure to enhance the formal Chief Information Security Officer (CISO) role, with support from the Executive Committee. This included integrating the cyber defence teams and other decentralised cyber security functions into the central Cyber and Information Security Office organisation. These changes came into effect on March 1, 2025. Our global cyber and information security teams are staffed with cyber security professionals that monitor, assure and help defend our global IT and data landscape. As our employees and contractors play a role in protecting our IT systems, we provide them with targeted training on data protection and regulatory compliance, and regularly run cyber security awareness campaigns, including simulations on how to respond to cyberattacks. We evaluate emerging digital technologies to understand the risks, their impact and necessary remediation of this impact. Additionally, Shell works to monitor and respond in real time to cyber security incidents as they happen. Cyber and information security risk management Our cyber security capabilities are embedded into our IT systems, and our IT and data are protected by various detective and protective technologies and controls. A structured approach to identify, assess and mitigate the IT and cyber security risks is built into our support processes and is benchmarked to external best practices. We continuously track cyberattacks, threat intelligence, cyber legislations and vulnerabilities relevant to our IT landscape, and have a structured incident management and escalation process in place. Strategic Report | Performance in the year | More value 70 Shell Annual Report and Accounts 2025

The security of IT services, where operated by external IT companies, is managed through a risk-based approach, including information and cyber security assessments, contractual clauses and additionally through supplier assurance reports issued by independent third parties for critical IT services. Shell collaborates periodically with service providers and supplements these reports with internal benchmarking to assess our cyber security risk management practices against cyber security best practices and peer organisations. We enhance our cyber security capabilities and adopt a risk-based strategy for our cyber risk investment decisions by leveraging insights from assessments, adapting to changes in external risks, and incorporating the results of internal audits and control testing. Shell employees and contract staff are required to complete mandatory training courses and participate in regular cyber threat awareness campaigns. The Think Secure Scorecard was introduced in 2024 across the organisation. It provides data insights into the cyber behaviour of Shell staff on an individual level, encouraging continuous learning about cyber threats and advocating personal accountability. Shell has robust governance processes to monitor key cyber and information security risks, provide risk assurance and encourage a corporate culture that prioritises security. Our cyber security strategy is regularly reviewed and updated, as required, by our CISO and Shell's Information and Digital Technology leadership team, with oversight from the EC, the Audit and Risk Committee, and the Board. These reviews involve: ￮ consideration of changes to the external environment; ￮ strategic, operational and cultural risks;  ￮ response to cyber security risks and implementation of further remedial actions as appropriate; and ￮ updates on the performance and benchmarking of the Group's cyber defences. The Cyber and Information Security Office function performs periodic reviews and targeted deep dives that help ensure cyber and information security risk posture remains aligned with our enterprise risk management and regulatory expectations. Shell has established processes to report cyber security and data privacy incidents to relevant authorities as required by applicable regulatory requirements. In 2025, there were no cyber or data privacy incidents that had a material impact on Shell's business strategy, operations or financial condition. The Cyber and Information Security Office leadership team involved in monitoring and managing our cyber security and information risk management processes has significant relevant experience. Effective April 1, 2025, with the departure of Shell's previous CISO, a new CISO was appointed. The CISO leads the cyber and information security function and is also responsible for global end-user and enterprise IT strategy, delivery and operations. Together with his leadership team, he helps ensure secure, scalable and resilient digital infrastructure to support Shell's businesses and transformation functions. With more than 26 years of experience in global IT leadership, including leadership roles at IBM, Cables & Wireless and Serco, he brings deep expertise in strategic change, innovation and operational excellence. At Shell, he has held senior IT positions across all major businesses and functions. Furthermore, he is active in cyber security industry trade groups. The CISO is supported by a leadership with extensive and significant cumulative experience spanning decades, possessing multiple relevant certifications including but not limited to Certified Information Systems Security Professional (CISSP), Certified Information Systems Auditor (CISA), Certified in Risk and Information System Control (CRISC) and Certified in the Governance of Enterprise IT (CGEIT). The leadership team also actively participates in various industry forums. Transforming gas production in Norway At Ormen Lange, the Phase 3 sub-sea compression project was completed and delivered first gas in June 2025. The project represents the world's deepest sub-sea compression system and is expected to increase the field recovery rate from 75% to 85%, unlocking an additional 30–50 billion cubic metres of gas to supply Europe's energy needs. The new compression system is connected to the Norwegian grid, which is largely supplied by renewable power, and operates remotely without an offshore platform, reducing human risk and the impact on the surrounding environment. Intel certifies Shell cooling fluids for data centres In 2025, Shell Lubricants' immersion cooling fluids became the first to earn Intel Data Center Certification for Immersion Cooling, with confirmed compatibility with 4th and 5th Gen Intel Xeon processors. The certification follows two years of rigorous testing, which demonstrated that processors remain as reliable in Shell's immersion cooling fluids as in traditional air-cooled systems. Pearl GTL in Qatar recognised for innovation Pearl GTL in Qatar, the world's largest gas-to-liquids plant, has embraced smart technologies and artificial intelligence (AI) to enhance safety, efficiency and sustainability. This innovation was recognised by the World Economic Forum's Global Lighthouse Network in September 2025. The plant employs machine-vision systems to detect hazards in real time and alert supervisors, helping prevent safety incidents. AI also monitors equipment health, reducing manual inspections and enabling early intervention. Photo: Ormen Lange, Norway, 2025. Strategic Report | Performance in the year | More value | Innovation and Technology continued 71 Shell Annual Report and Accounts 2025

Less emissions We are committed to playing our part in helping to decarbonise the global energy system. We have a target to become a net-zero emissions energy business by 2050. 73 Shell and the energy transition 87 Our climate-related metrics, targets and ambition 101 Other regulatory disclosures In 2025, we continued to make progress against our climate-related targets and ambition. At the end of 2025, we had reduced our Scope 1 and 2 operational emissions by 36%, and the net carbon intensity (NCI) of our energy products by 9% from our 2016 baseline. We had also achieved our target of eliminating routine flaring from our upstream operations by 2025 and continued to maintain methane emissions intensity for our operated oil and gas assets below 0.2%. Additionally, we have delivered an 18% reduction to date as part of our ambition to reduce customer emissions from the use of our oil products (Scope 3, Category 11) by 15-20% by 2030 compared with 2021. Strategic Report | Performance in the year 72 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions

Shell and the energy transition

The world needs a balanced energy transition, one that maintains secure energy supplies, while accelerating the transition to affordable low-carbon solutions. We believe our strategy supports a balanced transition by providing the oil and gas people need today, while helping to build the energy system of the future.

We recognise that the scale of the energy transition requires fundamental change in both supply and demand. It will take supportive government policies, advances in technology and investments by companies across all parts of the economy to achieve this. We advocate policies, legislation and regulations in areas where we can best support the decarbonisation of our customers, reduce our own emissions and help accelerate the energy transition.

There remains significant uncertainty around the shape of the future energy system. As a result, we are developing a multi-energy portfolio that has the flexibility to respond to uncertainty and that we believe will allow us to remain a successful business with a target to become a net-zero emissions energy business by 2050.

It will take significant investment to maintain the stable and secure supplies of energy that the world needs. Shell's future investments are guided by market signals and strategic signposts, ensuring decisions align with our profitability and resilience objectives under both cost and carbon considerations. Our strategy is to deliver more value with less emissions by:
- Growing our integrated gas and LNG business;
- Keeping liquids production stable; and
- Transforming Downstream, Renewables and Energy Solutions.

Gas, including LNG, is a stabilising force in energy systems because it is versatile, flexible and reliable. Gas is versatile because it can be used in power generation, industry, heating and transport. It is also flexible and reliable because it is simple to deploy and can be shipped, as LNG, to where it is needed to meet changing demand. Gas is a lower-carbon alternative to coal in power generation and industry, and to oil in transport [A]. Gas can balance renewable energy to provide stability for national grids. We believe that supplying LNG will be the biggest contribution we will make through the next decade of the energy transition as we help to build the energy system of the future.

[A] According to the International Energy Agency, globally, on average, the life-cycle GHG emissions intensity of electricity produced from LNG is around 40% lower than for electricity produced from coal. "Assessing Emissions from LNG Supply and Abatement Options" report from the IEA, June 19, 2025.

The role of oil and gas will be critical to the energy system for decades to come. We are working to cut the emissions from our oil and gas production and processing, prioritising cost- and carbon-competitive oil and gas. We aim to sustain liquids production and will focus on basins where we have a competitive advantage.

We are focused on enhancing value from our Downstream, Renewables and Energy solutions businesses. We are repositioning Chemicals, power and low-carbon options (including carbon capture and storage (CCS), hydrogen and low-carbon fuels) to unlock greater value and support our climate-related targets and ambition. We aim to lead in the energy transition where we have competitive strengths, see strong customer demand and identify clear regulatory support from governments.

Energy Transition Strategy 2024

In March 2024, we published our Energy Transition Strategy 2024 (ETS24), which shareholders approved at the AGM. We updated our plans, covering all our businesses, to reduce emissions from our operations and help our customers to decarbonise, focusing on:
- Growing our world-leading LNG business with lower carbon intensity operations by using CCS and renewable power, and reducing methane emissions;
- Cutting emissions from oil and gas production in our Upstream business, implementing carbon management plans and working to reduce carbon emissions from our assets, by looking at ways to electrify our offshore oil facilities, including using wind and solar power to reduce operational emissions; and
- Offering low-carbon solutions from our Downstream, Renewables and Energy Solutions businesses such as biofuels and electric vehicle charging, developing our integrated power positions and working to unlock the potential of CCS to reduce emissions where there are few low-carbon alternatives.

We set targets to reduce the carbon intensity of the energy products we sell, measured by using our net carbon intensity (NCI) metric. We believe these targets are aligned with a 1.5°C pathway derived from scenarios developed for the Intergovernmental Panel on Climate Change's (IPCC's) Sixth Assessment Report (AR6). For more information see "Setting targets for NCI" on page 96.

The progress we have made towards our climate-related targets and ambition is set out on page 87.

See "Our strategy" on pages 9-11.

Climate-related targets and ambition

0% Net-zero emissions by 2050 (Scope 1, 2 and 3)

Emissions from own operations (Scope 1 and 2, operational control)

- Target: **Halve Scope 1 and 2 emissions by 2030, on a net basis** (2016 baseline)
- Target: **Eliminate routine flaring** from upstream operations by 2025 [A]
- Target: **Maintain methane emissions intensity below 0.2% and achieve near-zero methane emissions intensity by 2030 [B]**

Emissions from the products we sell (Scope 3, equity boundary)

- Target: **Net carbon intensity (NCI)** Reduce NCI by 15-20% by 2030 (2016 baseline)
- Ambition: **Oil products ambition** Reduce customer emissions from the use of our oil products by 15-20% by 2030, Scope 3, Category 11 (2021 baseline)

[A] This target was subject to the completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC). We ceased routine flaring of associated gas in January 2025, achieving our target independent of the sale of SPDC to Renaissance. As detailed elsewhere in this report, on March 13, 2025, Shell completed the sale of SPDC to Renaissance.
[B] Methane intensity is measured and calculated separately for oil and gas assets with marketed gas (gas, LNG and GTL available for sale) and assets without marketed gas (oil and gas assets where gas is reinjected).

73 Shell Annual Report and Accounts 2025

[A] We include services in the "Industry" sector. Services are included under the "Buildings" sector in the IEA end use definition. [B] Blue hydrogen is generated from hydrocarbon feedstocks with CO2 capture and storage. Green hydrogen production uses renewable electricity to electrolyse water into H2 and O2. Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued 74 Shell Annual Report and Accounts 2025

Climate-related risks and opportunities identified by Shell over the short, medium and long term We are continually enhancing our approach to assessing and managing the risks and opportunities resulting from climate change. This includes considering different time horizons and their relevance to risk identification and business planning. We actively monitor societal developments, such as regulation-driven carbon pricing mechanisms and customer-driven preferences for products. We incorporate these developments, where relevant, into potential scenarios which provide insights into how the energy transition may unfold in the medium and long term. These insights and those from various external scenarios (such as those prepared for the IPCC's AR6) help guide how we set our strategy, capital allocation and climate-related targets and ambition. The process for identifying and assessing climate-related risks is set out in "Risk management" on page 125. The impact and likelihood assessment described on page 125 helps us to prioritise climate-related risks and determine their relative materiality, based on a comprehensive picture of significant risks to any relevant business objectives. We consider climate-related risks from a strategic, operational, conduct and culture perspective to help us maintain a comprehensive view of the different types of climate risks we face and the different time horizons in which they may affect us. Monitoring and reviewing risks is a key risk management process. The Executive Committee, the Board and Board committees review climate-related risks and their impact on the Group, as appropriate. This allows management to take a holistic view and optimise risk mitigation responses, to ensure that climate-related risk responses are properly integrated into the relevant activities. Shell has identified climate change and the energy transition as a material risk. The risk could potentially result in changes to the demand for our products, supply chains and markets; further changes to the regulatory environment in which we operate; and increased litigation (see Note 32 to the Consolidated Financial Statements "Legal proceedings and other contingencies" on page 303). The risk is composed of a combination of complex and interrelated elements that affect Shell's value chain and our asset, product and business portfolio. The risk landscape is evolving rapidly. To achieve our climate-related targets and ambition, active holistic management of all climate-related risk components is important. The composite risk is broken down into the following sub-components: ￮ commercial risk; ￮ societal risk (including litigation risk); ￮ regulatory risk; and ￮ physical risk. We are working to mitigate our identified climate-related risks and deliver more value with less emissions by focusing on performance, discipline and simplification. We believe we are positioning ourselves to achieve our financial targets and climate-related targets and ambition by: ￮ reducing the GHG emissions from our operations (Scope 1 and 2) by improving our energy efficiency, deploying renewable electricity and reducing methane emissions in our assets and projects; ￮ growing our LNG business while decarbonising our portfolio by prioritising lower carbon intensity assets and investing in innovative decarbonisation pathways, including abatement projects to reduce CO2 and methane emissions; ￮ managing our Integrated Gas and Upstream portfolio to support a balanced energy transition by cutting emissions from oil and gas production; and ￮ transforming our Downstream and Renewables and Energy Solutions business, supported by our global trading and supply capabilities, to offer low-carbon energy solutions. We adapt our assets and activities as necessary to enhance our resilience to physical risks, whether or not related to climate change. Many of these adaptations are based on our Safety, Environment and Asset Management (SEAM) Standards and practices. See page 78 for more details of physical risks. Our approach to climate change emphasises the need to work collaboratively. We therefore work closely with customers, other companies and sectors to help decarbonise the global energy system. We engage with governments on their climate policies to advocate policies that help establish regulatory frameworks to enable Shell to invest profitably in products and services that will help deliver a balanced energy transition. We are a founding member of the Oil and Gas Climate Initiative (OGCI), a group of 12 national and international energy companies supporting these goals through collective action. We are signed up to the Oil & Gas Decarbonization Charter (OGDC), in which companies have pledged to achieve near-zero methane emissions intensity by 2030, zero routine flaring by no later than 2030 and commit to halving Scope 1 and 2 emissions by or before 2050. In April 2024, we became the first official partner to the World Bank Global Flaring and Methane Reduction Fund Partnership, which we committed to at the 28th Conference of the Parties (COP28) in 2023. We are a founding signatory of the Oil and Gas Methane Partnership (OGMP) 2.0 reporting framework. Shell achieved the OGMP 2.0 Gold Standard in methane emissions reporting in 2023 and 2024. As a leading global energy business, Shell seeks to identify opportunities in the energy transition. These risks and opportunities are described below. Climate-related risks are also summarised in the "Risk management and risk factors" section on pages 129-130. Time horizons: Short, medium and long Due to the inherent uncertainty and pervasive risks across our strategy and business model, we monitor climate-related risks and opportunities across multiple time horizons. ￮ Short term (up to three years): we develop a detailed Operating Plan to manage performance and expectations on a three-year cycle. The Operating Plan is updated every year and incorporates decarbonisation measures required to meet our short-term targets. ￮ Medium term (generally three to 10 years): we develop an outlook with our continued focus on the customer, the investments and portfolio shifts we believe are required in the medium term to shape Shell's portfolio. ￮ Long term (generally beyond 10 years): the level of uncertainty increases over longer time horizons. Our portfolio and product mix are expected to evolve over time with changing customer demand. Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued 75 Shell Annual Report and Accounts 2025

Transition risks Description CR1 Climate-related commercial risks ￮ The transition to a low-carbon economy may lead to lower sales volumes and/or margins due to a general reduction or elimination of demand for oil and gas products, possibly resulting in underutilised or stranded oil and gas assets, and a failure to secure new opportunities. ￮ Changing preferences of investors and financial institutions could reduce access to and increase the cost of capital. Relevant time horizon medium and long Potential material impacts Lower demand and margins for oil and gas products ￮ Changing customer sentiment in some markets, favouring the use of renewable and sustainable energy products, may reduce demand for our oil and gas products. An excess of fossil fuel supply over demand could result in reduced fossil fuel prices. This could result in lower earnings in the future, cancelled projects and potential impairment of certain assets. Changing preferences of investors and financial institutions ￮ Certain investors have decided to divest their investments in fossil fuel companies. If this were to increase significantly, it could have a material adverse effect on the price of our securities and our ability to access capital markets. Some investors and financial institutions have been aligning their portfolios to low-carbon opportunities, driven by both regulatory and broader stakeholder pressures. ￮ A failure to decarbonise our business portfolios in line with investor and lender expectations could have a material adverse effect on our ability to access financing for certain types of projects. This could also adversely affect our partners' ability to finance their portion of costs, either through equity or debt. ￮ Sensitivity analysis of a 1% shift in Shell's weighted average cost of capital (WACC) on asset carrying values is presented in the section "Carbon pricing and discount rate sensitivities" on page 84. Remaining in step with the pace and extent of the energy transition ￮ The energy transition provides us with significant opportunities, as described in "Climate-related opportunities" (CO1) below. If we fail to stay in step with customers' and other stakeholders' demand for low-carbon products, this could adversely affect our reputation and future earnings. If we move much faster than society, we risk investing in technologies, markets or low-carbon products for which there may be insufficient demand. If we are slower than society, or if low-carbon technology advances faster than we expect, customers may prefer a different supplier. This would reduce demand for our products and adversely affect our reputation and materially affect our financial results. ￮ Low-carbon technology and innovation are essential to our efforts to help meet the world's energy demands competitively. If we are unable to develop the right technology and products in a timely and cost-effective manner, there could be an adverse effect on our future earnings. The operating margins for our low-carbon products and services [A] have been, and could continue to be, lower than the margins we have experienced historically in our oil and gas operations. Description CR2 Climate-related societal risks (including litigation) ￮ Societal expectations around energy security and affordability, and mitigating climate change, continue to shift, creating uncertainty, with a potential impact on Shell's licence to operate, reputation, brand and competitive position. This is likely to include litigation. Relevant time horizon short, medium and long Potential material impacts Decline in reputation, brand and licence to operate ￮ Societal expectations around energy security, affordability and mitigating climate change continue to shift with uncertain implications for businesses with regard to mix and quality of products, safety and minimising damage to the environment. The role of the oil and gas sector in the context of climate change and the energy transition has been, and continues to be, an area of focus and public debate. This has negatively affected, and in the future could negatively affect, our licence to operate, our brand, reputation and competitive position; and could reduce consumer demand for our products, harm our ability to secure new resources and contracts, and restrict our ability to access capital markets or attract employees. Deteriorating relationships with key stakeholders ￮ Failure to decarbonise Shell's value chain in line with societal, governmental and investor expectations is a material risk to Shell's reputation as a responsible energy company. The impact of this risk includes shareholder divestment, greater regulatory scrutiny and potential asset closure resulting from public interest groups' protests. Litigation ￮ There is an increasing risk to oil and gas companies from private (including non-governmental organisations) and governmental lawsuits. If successful, these claims may have wide-ranging consequences, including forcing entities to hand over strategic autonomy in part to regulators, divesting from hydrocarbon technologies, denying entities regulatory approvals and/or requiring payment of fines or penalties or large compensation packages to plaintiffs. ￮ In some countries, governments, regulators, organisations and individuals have filed lawsuits of a wide variety, including seeking to hold oil and gas companies liable for costs associated with climate change, or seeking court-ordered reductions in emissions, challenging the regulatory approvals and operating licences, or challenging energy transition strategies and plans. While we believe these lawsuits to be without merit, losing could have a material adverse effect on our earnings, cash flows and financial condition. ￮ In the Netherlands, a group of environmental NGOs and individual claimants (referred to herein as "Milieudefensie") filed an appeal on February 11, 2025 with the Dutch Supreme Court against the Court of Appeal judgment of November 12, 2024, which overturned a lower court finding that Shell had an obligation to reduce certain aggregate annual volumes of CO2 emissions by 2030. ￮ We have also been subjected to climate activism which has caused disruptions to our operations, and such disruptions could happen again in the future. [A] Electric vehicle charging services, renewable power generation, nature-based solutions, green hydrogen, CCS. We define low-carbon energy products as those that have an average carbon intensity that is lower than that of conventional hydrocarbon products, assessed on a life-cycle basis. Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued 76 Shell Annual Report and Accounts 2025

Transition risks continued Description CR3 Climate-related regulatory risks ￮ The transition to a low-carbon economy continues to increase compliance costs for our assets and products, and may restrict the use of hydrocarbons. The lack of net-zero-aligned global and national policies and frameworks, and a fluid regulatory environment, increase the uncertainty around this risk. Relevant time horizon short, medium and long Potential material impacts Increased compliance costs ￮ Some governments have introduced carbon pricing mechanisms, which we believe can be an effective way to reduce GHG emissions across the economy at the lowest overall cost to society. ￮ Shell's cost of compliance with the Emissions Trading Scheme (ETS) and related schemes was around $398 million in 2025, as recognised in Shell's Consolidated Statement of Income for 2025. A further $4,733 million of costs in respect of emissions schemes and related environmental programmes were incurred in respect of biofuels ($4,203 million) and renewable power ($530 million) programmes (see Note 5 to the "Consolidated Financial Statements" on pages 256-257). ￮ Shell's annual carbon cost exposure (including ETS and related schemes) is expected to rise as carbon pricing expands globally and average prices increase, with the forecast annual cost exposure in 2026 estimated to be around $1 billion and around $4 billion in 2035. This estimate is based on a forecast of Shell's equity share of emissions from operated and non-operated assets, and real-term carbon cost estimates using the mid-price scenario (see Note 4 to the "Consolidated Financial Statements" on pages 244-255 for more information) [A]. This exposure also takes into account the estimated impact of available CO2 free allowances as relevant to assets based on their location [B]. Restrictions on use of hydrocarbons ￮ Governments may introduce further restrictions on hydrocarbon exploration and production and impose stricter standards for decommissioning, which could affect timing and costs. Failure to replace proved reserves could result in an accelerated decrease of future production, which could have a material adverse effect on our earnings, cash flows and financial condition. Lack of net-zero-aligned global and national policies and frameworks ￮ Divergence in regulatory direction has created, and continues to create, uncertainty and complexity for multinational companies operating globally. The renewed focus on the competitive agenda in the EU aims to simplify current and incoming climate regulations and disclosure requirements, with the USA moving towards deregulation at the federal level, even as some states adopt stricter rules. ￮ The lack of net-zero-aligned global and national policies and frameworks increases the uncertainty around how carbon pricing and other regulatory mechanisms will be implemented in the future. This makes it harder to determine appropriate assumptions for financial planning and investment decisions, which could impair our ability to assess the robustness of our plans and opportunities. Rapid changes in government climate and energy-transition-related policies and regulations could also lead to impairments of our existing oil and gas assets. ￮ The lack of consistent government policy needed to provide a conducive regulatory environment for low-carbon products and solutions could make it more challenging to take investment decisions on projects that we and society need to reach our respective decarbonisation goals as policy is critical in creating sustained demand for new low-carbon solutions in many sectors. Similarly, climate policy approaches that hamper or constrain market efficiency and competition increase costs and make projects less attractive, challenging our ability to deliver our strategy. [A] Carbon cost estimates that include inflation; usually a yearly 2% inflation is applied. [B] Free allowances are amounts of CO2 an asset is allowed to emit without paying the emissions trading scheme price/tax. Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued 77 Shell Annual Report and Accounts 2025

Physical risks Description CR4 Climate-related physical risks ￮ The potential physical effects of changing climatic conditions could adversely affect our assets, operations, supply chains, employees and markets. Relevant time horizon short, medium and long Potential material impacts Types of physical risk The impact of physical risks comes from both acute and chronic climate hazards. Acute hazards, such as flooding and droughts, wildfires and more severe tropical storms, and chronic hazards, such as rising temperatures and rising sea levels, could potentially impact some of our facilities, operations and supply chains. The frequency of these hazards and impacts is expected to increase in certain locations. Extreme weather events, whether or not related to climate change, could have a negative impact on our earnings, cash flows and financial condition. Mitigation of physical risks, whether or not related to climate change, is considered and embedded in the design and construction of our projects, and/or operation of our assets, to help minimise the risk of adverse incidents to our employees and contractors, the communities where we operate and our equipment. Shell's assessment ￮ In 2023, we carried out a detailed review to assess the impact of a range of changing climatic conditions, including projected changes in temperature, precipitation, wind and sea levels, across segments and geographies for our significant assets. We used IPCC climate modelling data covering three exploratory climate scenarios (RCP2.6, RCP4.5 and RCP8.5 [A]) across the time horizons 2025, 2030 and 2050. These scenarios were selected to ensure a broad range of risks and uncertainties were assessed. There have been no changes to the climate modelling data that would require a full update of the 2023 assessment. An annual process has been established to review the 2023 work, reconfirm the significant assets, verify that there are no changes to the risk profile of our significant assets and account for portfolio changes. ￮ In the short to medium term, the risks identified were found to be related to factors that Shell is already aware of (whether or not related to climate change) and that the assets are actively managing to mitigate, e.g. hurricane impacts on the US Gulf Coast, rising air temperatures in the Middle East and water scarcity in Europe and Asia. As an example, in recent years the Rhine river in Europe has seen historic lows during the summer months, leading to challenges in the use of barges for transportation of our products. Dredging of harbours and investment in shallower-draft barges have helped to mitigate the risk. ￮ In the long term, the results of the exercise indicated that, while we have evaluated against current climate modelling projections and our current asset portfolio, by 2050 the frequency and severity of the climate hazards may differ from current projections. The level of predictability is such that the need for investment in climate adaptation measures at the assets is not immediate and the results mean the assets are in a position to monitor their condition and determine whether there is any need for adaptation action, e.g. the impact of potential water scarcity on various assets. ￮ Our testing to assess the potential impact of climate-related changes on our significant assets covers over 70% of the carrying value of our physical assets as at December 31, 2024. Over 12% (based on the carrying value) of physical assets tested are considered to be exposed to climate-related physical risks in the short to medium term, which the assets are already actively managing to mitigate. In addition, we have reviewed significant acquisitions made and projects reaching FID since 2023, none of which were found to have significant climate-related physical risks in the short to medium term. ￮ Our business plan reflects the impact of mitigating actions in the short to medium term for the assets assessed. We will continue to monitor and assess the future exposure of our assets in the longer term to changing climatic conditions to establish the need for any further adaptation actions and related metrics. ￮ The impact of physical climate change on our operations is unlikely to be limited to the boundaries of our assets. For example, the downstream transportation and distribution of our products from our own operations could potentially be exposed to climate-related hazards that ultimately impact our operations. The overall impact, including how supply chains, resource availability and markets may be affected, also needs to be considered for a holistic assessment of this risk. Our assets manage this risk as part of broad risk and threat management processes as required by our SEAM Standards, which are part of the wider Shell Performance Framework. [A] Representative Concentration Pathway (RCP) refers to the GHG concentration (not emissions) trajectory adopted by the IPCC. The pathways describe different climate change scenarios, all of which are considered possible depending on the amount of GHG emitted in the years to come. Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued 78 Shell Annual Report and Accounts 2025

Opportunities Description CO1 Climate-related opportunities ￮ The transition to a low-carbon economy also brings significant opportunities for us to benefit from changing customer demands, given our position as a leading global energy provider. Relevant time horizon short, medium and long Potential material impacts As the global energy mix changes, our current infrastructure, know-how and global footprint put us in an ideal position to service the changing energy demands of the market. Our global customer reach, our use of technology and innovation to develop the business models and fuels of the future and the strength of our trading capabilities, coupled with our own production, will help us deliver affordable and low-carbon energy products and solutions for our customers. Our R&D activities are an important contributor to achieving our climate- related targets and ambition. We aim to be the investment case and partner of choice through the energy transition. As we work to deliver more value with less emissions we are focusing on: LNG ￮ Demand for LNG is expected to grow. Today, we are the world's leading publicly listed supplier of LNG, with around 44 million tonnes of equity capacity. Our Integrated Gas portfolio is the largest amongst peers, servicing nearly a fifth of global LNG demand. We believe that supplying LNG will be the biggest contribution we will make through the next decade of the energy transition as we help to build the energy system of the future. In the future, the production of gas could be decarbonised through carbon capture storage, biogas and synthetic gas. Gas, including LNG, is a stabilising force in energy systems because it is versatile, flexible and reliable. Gas is versatile because it can be used in power generation, industry, heating and transport. It is also flexible and reliable because it is simple to deploy and can be shipped, as LNG, to where it is needed to meet changing demand. Gas is a lower-carbon alternative to coal in power generation and industry, and to oil in transport. According to the IEA, globally, on average the life-cycle GHG emissions intensity of electricity produced from LNG is around 40% lower than electricity produced from coal [A]. LNG is the lowest-carbon marine fuel available at scale today and offers significant GHG emissions reductions compared with conventional fuels. Gas can balance renewable energy to provide stability for national grids. Shell has developed the world's largest LNG fuelling network of ports and bunker vessels on key trading routes, enabling more customers to choose LNG. Beyond our own production, we expect to continue to add scale and flexibility to our portfolio by buying LNG from others. Our integrated model is at the heart of LNG value creation, with our business spanning every stage of the LNG journey. Biofuels ￮ We invest in biofuels where we see growing customer demand and where we can use the strength of our supply and trading positions. Aviation and shipping remain some of the slower-to-decarbonise sectors and we expect that they will require low-carbon solutions, such as biofuels, at scale in the future. Shell is already one of the world's largest energy traders and blenders of biofuels, selling significantly more low-carbon fuels than we produce, using the strength of our trading business to expand sales beyond our production volumes. Through our Raízen joint venture in Brazil we are already the largest producer of second-generation ethanol and the leading sugar- cane ethanol producer globally. To support growing demand for biofuels this decade, we are developing more second-generation technologies. We are also developing technologies and feedstocks that aim to allow continued and sustainable growth in biofuels, while minimising impacts on the environment and food supplies. Integrated power ￮ Renewable power is expected to be critical for helping our commercial customers decarbonise, and we will continue to grow our integrated power business. We are making disciplined choices to create value from our portfolio, stepping back from activities that do not fit our strategy or generate enough return. We are focusing on selling power, including renewable power, to business customers. We are using and will continue to use the strength of our trading and optimisation capabilities to meet the growing need for flexible power storage solutions, such as batteries. We already have a significant presence in battery and storage through our third-party toll arrangements, ventures programme and investments in R&D. We are also using renewable power to decarbonise our own operations. Over time, we expect to use our renewable power capacity to produce low-carbon molecules, such as hydrogen. Electric vehicle charging ￮ We continue to invest in public electric vehicle charging in key markets such as China, Singapore, and Europe, where we see the greatest value emerging from growing customer demand and the competitive advantage provided by our global network of service stations. Our network is supported by our established convenience retail offering, which allows us to offer our customers coffee, food and other convenience items and services while they charge their cars. Our investment decisions are guided by factors such as network accessibility, market readiness, technical progress, and the policy landscape. Carbon capture and storage ￮ We are developing technologies related to carbon capture and storage (CCS) and carbon removals, which are necessary to reduce emissions where there are few low-carbon alternatives. For the rest of this decade, we expect to direct most of our investments in CCS towards decarbonising our own operations. We are also looking to turn this into a profitable business for Shell by helping other companies decarbonise their operations in the future. However, in many countries, CCS still lacks a clear business model. To address this challenge, Shell advocates policy mechanisms to enable CCS and supports industry partnerships dedicated to the growth of commercially viable CCS projects. [A] "Assessing Emissions from LNG Supply and Abatement Options" report from the IEA, June 19, 2025. Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued 79 Shell Annual Report and Accounts 2025

Impact of climate-related risks and opportunities on Shell's businesses, strategy and financial planning The transformation of the energy system to net-zero emissions will require simultaneous action in three areas: ￮ an unprecedented improvement in the efficiency with which energy is used; ￮ a sharp reduction in the carbon intensity of the energy mix; and ￮ the mitigation of residual emissions through the use of technology and natural sinks. While it is difficult to predict the exact combination of actions that will deliver the net-zero goal, scenarios help us to consider the variables, and the potential direction and pace of the transition needed. Scenarios are not intended to be predictions of likely future events or outcomes and, therefore, are not the basis for Shell's Operating Plans and financial statements. We have been developing scenarios within Shell for almost 60 years, helping Shell leaders to explore ways forward and make better decisions. Shell scenarios are designed to stretch management's thinking when it comes to considering events that may be possible, even if remotely. Scenarios help management to consider options and make choices in times of uncertainty and transition as we grapple with tough energy and environmental issues. They are aligned to different energy transition pathways and help in decision-making by guiding the identification of a wide range of risks and opportunities. Different socio-economic and technological parameters are used to construct these scenarios, such as: ￮ sectoral and regional energy demand; ￮ regulatory and geopolitical developments; ￮ future trajectory of oil consumption and demand for natural gas; ￮ renewable electricity demand and the pace of the electrification of the global energy system; ￮ supply of solar and wind energy; ￮ pace of uptake of electric vehicles; ￮ demand for biofuels; ￮ growth of the hydrogen economy; ￮ level of CCS available; ￮ deployment of low-carbon energy technologies; and ￮ global trade of oil and gas. Management consideration of different climate change outcomes informs a range of areas, including, but not limited to, the setting of the long-term strategy, business planning, and investment and divestment decisions. The outcomes considered by management vary in relation to the extent and pace of the energy transition. Carbon Management Framework (CMF) Shell's CMF provides the structure, processes, and responsibilities to drive delivery of Shell's climate-related targets and ambition. The CMF is designed to embed carbon considerations into core management processes so that Shell can help accelerate the energy transition profitably while meeting its GHG reduction commitments. An important part of the CMF is the use of carbon budgets for Scope 1 and 2 emissions as input and guidance for the annual business plan process. Carbon budgets are allocated at a business level as appropriate to support the optimisation of the business plan based on carbon/value synergies and dilemmas, and inform portfolio choices. For the 2025 business plan cycle, our 2030 Scope 1 and 2 and NCI targets and oil products emissions ambition were translated into a budget and guidance for each business. Performance against Shell's targets and ambition is monitored and reviewed by the EC on a quarterly basis, facilitating corrective action if required. Another important element of the CMF is the integration of GHG emissions in project evaluations. GHG requirements are embedded in Shell's Opportunity Realisation Standard with the aim of facilitating informed decision-making by identifying potential carbon/value synergies and dilemmas. Greenhouse gas and energy management Each Shell entity and Shell-operated venture is responsible for the development of its Greenhouse Gas (GHG) Emissions and Energy Management Plan. Plans are in place for all significant assets. Our GHG and Energy Management process sets out Shell's requirements for GHG reduction opportunities and portfolio choices to meet our carbon budgets and achieve our climate- related targets. These requirements allocate accountabilities for GHG and energy management within businesses, assets and projects, including responsibility for analysing our emissions, identifying improvement opportunities and forecasting future performance. These requirements are applied to capital project delivery and through the asset-level annual business planning process, ensuring it is reflected in both opportunity realisation and strategic asset management planning. A key aspect of the GHG and Energy Management process is the development of an energy efficiency and GHG reduction opportunity curve, economically assessed against the current and future costs of carbon. This information provides the basis for forecasts of absolute GHG emissions and associated intensities at the asset and project level. These forecasts are then aggregated to inform decisions on potential decarbonisation opportunities across our businesses. The Shell Global Process Council for GHG and Energy Management, led by the Global Process Owner for GHG and including business and functional experts, meets regularly to evaluate opportunities for the ongoing improvement of processes, tools, communications and capabilities needed within the businesses to achieve our climate-related targets. Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued 80 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued

Impact on strategic planning
The application of scenario analysis informs our assessment of the impact of a wide range of risks and opportunities, including climate-change-related issues, on our strategy and business planning at the Group and business levels. At the Group level, the potential impacts of the energy transition on our business model are discussed and assessed by the Board and the EC as part of the annual business planning cycle. This assessment allows us to challenge accepted ways of thinking, identify material risks and opportunities, and identify key dilemmas and trade-offs.

Key financial and non-financial components of business planning
The Board approves our annual business plan. The plan contains operational and financial metrics, and its objective is to drive the delivery of our strategy.

Decarbonisation targets are key to our business planning process. Each business owner offers viable Scope 1, 2 and 3 reduction opportunities as part of this process, in line with the CMF, see "Our approach to sustainability" on page 104.

The business plan is underpinned by assumptions about internal and external parameters and includes:
- commodity prices;
- refining margins;
- production levels and product demand;
- exchange rates;
- future carbon costs;
- the schedules of capital investment programmes; and
- risks and opportunities that may have material impacts on free cash flow.

These assumptions are developed with input from our scenarios and internal estimates and outlooks. The level of uncertainty around these assumptions increases over longer time horizons.

Impact on business and financial planning
There is no single scenario that underpins Shell's business and financial planning. Our scenarios help develop our future oil and gas pricing outlooks. These outlooks take account of factors relating to the energy transition, such as potential changes in supply and demand (see details of scenario parameters above). The low-, mid- and high-pricing outlooks are prepared by a team of experts, reviewed by the EC and approved by the CEO and CFO. The mid-price outlook represents management's reasonable best estimate and is the basis for Shell's financial statements, Operating Plans and impairment testing.

Shell's Operating Plan reflects Shell's strategy. We will continue to update our Operating Plan, price outlooks and assumptions as we work to reduce emissions.

As described in "Climate-related risks and opportunities identified by Shell over the short, medium and long term" on page 75, the low-pricing outlooks could result in increased commercial, regulatory and societal risks. The prioritisation of these risks is described in "Risk management" on page 125. We use low-pricing outlooks as part of our resilience testing and resulting actions.

Our strategy and national net-zero commitments
In accordance with UK Listing Rule 6.6.12G, we have taken into account the extent to which country-level net-zero commitments have been considered in developing our energy transition plans.

Our strategy is to deliver more value with less emissions, and we have a target to become a net-zero emissions energy business by 2050. The pace of the energy transition will be heavily influenced by government policy, which will create a strong country and regional dimension in seeking to deliver the goals of the Paris Agreement. Our commitment is a global one and, as such, we look to deliver our strategy through a global lens.

We seek to translate our energy transition plans into specific targets and plans at a business segment level. We also seek to take capital deployment and portfolio decisions in the context of the integrated nature of our global operations. However, we continue to recognise the importance of engagement and collaboration in delivering the fundamental changes to the energy system that are required. This includes supporting and advocating for policies that aim to reduce carbon emissions and working with governments and other stakeholders in the development of policies that support the transition to a low-carbon energy system. As national transition plans develop, consideration will be given to the impact on our operations and the associated implications for our energy transition plans.

Resilience of Shell's strategy to different climate-related scenarios T
Shell's financial strength and access to capital give us the ability to reshape our portfolio as the energy system transforms. They also allow us to withstand volatility in oil and gas markets.

As we implement our strategy, we continue to exercise focus and discipline to optimise our capital allocation and operational expenditure, balancing energy security and demand, as well as internal and external transition considerations and opportunities. We will make disciplined choices about where we can create the most value for our investors and customers through the energy transition.

Investing in the energy transition

Cash capital expenditure* evolution by segment


f e d c b a
2%
11%
12%
24%
17%
34%
2023
1%
12%
16%
11%
23%
37%
2024
1%
9%
15%
9%
22%
44%
2025
a Upstream
b Integrated Gas
c Marketing
d Chemicals and Products
e Renewables and Energy Solutions
f Corporate

* Non-GAAP measure. See page 430.

81 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued

Cash capital expenditure monitors investing activities on a cash basis, excluding items such as lease additions, which do not necessarily result in cash outflows in the period. The measure comprises the following items from the Consolidated Statement of Cash Flows: capital expenditure, investments in joint ventures and associates, and investments in equity securities. See Note 7 to the "Consolidated Financial Statements" on pages 259-267 for the reconciliation of cash capital expenditure.

Investing in the energy transition: Total cash capital expenditure

Total cash capital expenditure*of $20.9 billion in 2025

Non-energy products [A] **$2.0 billion**	Low-carbon energy solutions [B] **$2.0 billion**
LNG, gas and power marketing and trading [C] **$4.6 billion**	Oil, oil products and other [D] **$12.3 billion**

[A] Products for which usage does not cause Scope 3, Category 11 emissions: Lubricants, Chemicals, Convenience Retailing, Agriculture and Forestry, Construction and Road.
[B] Electric vehicle charging services, renewable power generation, nature-based solutions, green hydrogen, CCS. We define low-carbon energy products as those that have an average carbon intensity that is lower than that of conventional hydrocarbon products, assessed on a life-cycle basis.
[C] LNG Production and Trading, Gas and Power Trading, Energy Marketing.
[D] Upstream segment, GTL, Refining and Trading, Marketing fuel and hydrocarbon sales, Shell Ventures, Corporate segment.

Total cash capital expenditure was lower in 2025 compared with 2024 by $0.2 billion, driven by:

- Non-energy products: $0.2 billion lower spend due to the sale of Shell's Energy and Chemicals Park in Singapore in April 2025.
- Low-carbon energy solutions: $0.4 billion lower spend due to the cessation of construction of the planned biofuels facility at Shell's Energy and Chemicals Park in Rotterdam in July 2024 and lower spend on e-Mobility and on CCUS.
- LNG, gas and power marketing and trading: $0.4 billion lower spend compared with 2024 which included higher investments in Renewables and Energy Solutions.
- Oil, oil products and other: $0.8 billion higher spend due to the acquisitions of additional interests in Upstream in deep-water Brazil, Gulf of America and in Nigeria, partly offset by lower spend in Upstream conventional assets, in Mobility and in GTL.

Cash capital expenditure* in 2026 is expected to be around $12-14 billion for Integrated Gas and Upstream ($14.0 billion in 2025), and around $8 billion for Marketing, Chemicals and Products, and Renewables and Energy Solutions ($6.9 billion in 2025).

Energy transition: Total cash capital expenditure* by segment

$ billion

Classification [1]	Segment	2025		2024		2023	
Non-energy products [A]	Marketing	0.6	2.0	0.6	2.2	0.9	2.3
	Chemicals and Products	1.4		1.6		1.4	
Low-carbon energy solutions [B]	Marketing	0.5	2.0	0.8	2.4	3.3	5.6
	Renewables and Energy Solutions	1.5		1.6		2.3	
LNG, gas and power marketing and trading [C]	Integrated Gas	4.3	4.6	4.2	5.0	3.7	4.0
	Renewables and Energy Solutions	0.3		0.8		0.3	
Oil, oil products and other [D]	Integrated Gas	0.4	12.3	0.6	11.5	0.5	12.5
	Upstream	9.3		7.9		8.3	
	Marketing	0.7		1.0		1.6	
	Chemicals and Products	1.7		1.8		1.6	
	Renewables and Energy Solutions	0.0		0.1		0.1	
	Corporate	0.1		0.1		0.4	
Total		20.9	20.9	21.1	21.1	24.4	24.4

[1] See the corresponding footnotes under the table "Investing in the energy transition: Total cash capital expenditure" above for more details.
* Non-GAAP measure. See page 430.

82 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued

Operating expenses evolution by segment



f e d c b a
2% 9% 24% 28% 12% 25%
2023
2% 8% 23% 29% 12% 26%
2024
2% 7% 24% 30% 12% 25%
2025
a Upstream
b Integrated Gas
c Marketing
d Chemicals and Products
e Renewables and Energy Solutions
f Corporate

Operating expenses is a measure of Shell's cost management performance, comprising the following items from the "Consolidated Statement of Income" on page 230: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Total operating expenses* in 2025 were $35.7 billion with a focus on structural cost savings and improved operational efficiency.

Energy transition: Total operating expenses

Total operating expenses*of $35.7 billion in 2025

Non-energy products [A] **$7.4 billion**	Low-carbon energy solutions [B] **$1.8 billion**
LNG, gas and power marketing and trading [C] **$5.0 billion**	Oil, oil products and other [D] **$21.5 billion**

[A] Products for which usage does not cause Scope 3, Category 11 emissions: Lubricants, Chemicals, Convenience Retailing, Agriculture and Forestry, Construction and Road.
[B] Electric vehicle charging services, renewable power generation, nature-based solutions, green hydrogen, CCS. We define low-carbon energy products as those that have an average carbon intensity that is lower than that of conventional hydrocarbon products, assessed on a life-cycle basis.
[C] LNG Production and Trading, Gas and Power Trading, and Energy Marketing.
[D] Upstream segment, GTL, Refining and Trading, Marketing fuel and hydrocarbon sales, Shell Ventures, Corporate segment.

Total operating expenses* by segment for 2026 (excluding the one-off impact of the pension fund transition in the Netherlands from a defined benefit pension fund to a defined contribution plan [A]) are expected to be approximately $9 billion for Upstream (2025: $9.0 billion), $4 billion for Integrated Gas (2025: $4.2 billion), $10 billion for Marketing (2025: $10.6 billion), $8 billion for Chemicals and Products (2025: $8.4 billion), and around $2 billion for Renewables and Energy Solutions (2025: $2.6 billion).

[A] For more details of the pension fund transition in the Netherlands see Note 24 to the Consolidated Financial Statements "Retirement benefits" on page 285.

Energy transition: Total operating expenses* by segment

$ billion

Classification [1]	Segment	2025		2024		2023	
Non-energy products [A]	Marketing	3.8	7.4	3.9	7.4	4.1	8.1
	Chemicals and Products	3.6		3.5		4.0	
Low-carbon energy solutions [B]	Marketing	0.9	1.8	0.7	1.9	0.9	2.2
	Renewables and Energy Solutions	0.9		1.2		1.3	
LNG, gas and power marketing and trading [C]	Integrated Gas	3.4	5.0	3.7	5.4	4.0	6.5
	Renewables and Energy Solutions	1.6		1.7		2.5	
Oil, oil products and other [D]	Integrated Gas	0.8	21.5	0.8	22.2	0.8	23.2
	Upstream	9.0		9.8		9.8	
	Marketing	6.0		6.0		6.2	
	Chemicals and Products	4.8		4.9		5.6	
	Renewables and Energy Solutions	0.0		0.0		0.0	
	Corporate	0.9		0.7		0.8	
Total		35.7	35.7	36.9	36.9	40.0	40.0

[1] See the footnotes under the table "Energy transition: Total operating expenses" above for more details.
* Non-GAAP measure. See page 430.

Key aspects of Shell's financial resilience in the context of climate-related impacts are assessed and described in more detail in Note 4 to the "Consolidated Financial Statements" on page 244. This describes how Shell has considered climate-related impacts in key areas of the financial statements and how this translates into the valuation of assets and measurement of liabilities. Shell's financial statements are based on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions that may exist in the foreseeable future.

Sensitivity analysis using external, and often normative, climate change scenarios has been performed for the period covering asset life cycles. If these different price outlooks were used, this would impact the recoverability of certain assets recognised in the "Consolidated Balance Sheet" as at December 31, 2025.

83 Shell Annual Report and Accounts 2025

As there is no single scenario that underpins our Operating Plan, sensitivity analysis has been conducted using a range of key assumptions to test the resilience of our asset base. This includes (but is not limited to): ￮ sensitivity analysis on asset carrying values using commodity price outlooks from external, and often normative, climate change scenarios; ￮ carbon price sensitivities; ￮ chemical and refining margins price sensitivities; and ￮ discount rate sensitivities. Commodity price sensitivities Oil and gas prices are one of the key assumptions that underpin Shell's financial statements, with the mid-price outlook informed by Shell's scenario planning representing management's reasonable best estimate. Price outlooks reflect a broad range of factors, including, but not limited to, future supply and demand, and the pace of growth of low-carbon solutions. The scenarios have been selected to illustrate the resilience of the asset base under a range of possible outcomes, including the price implications arising from the ambitious IEA Net Zero Emissions by 2050 Scenario (IEA NZE50), which provides a potential, yet narrow, pathway for the global energy system to achieve net-zero emissions by 2050. Sensitivities of asset carrying values to prices are under the assumption that all other factors in the models used to calculate impacts remain unchanged. Sensitivity analysis has been performed using price outlooks from: 1. Average prices from three 1.5-2°C external climate change scenarios: in view of the broad range of price outlooks across the various scenarios, the average of three external price outlooks was taken from IHS Markit/ACCS 2024, Woodmac WM AET-1.5 degree (2024 [A]), and IEA NZE50. Applying this priceline to Integrated Gas assets of $77 billion and Upstream assets of $77 billion as at December 31, 2025, shows recoverable amounts that are $13-17 billion and $3-5 billion lower, respectively, than the carrying values as at December 31, 2025. [A] The latest available published scenario. 2. Hybrid Shell Plan and IEA NZE50: for this Shell's mid-price outlook is applied for the next 10 years. Because of greater uncertainty, the IEA normative Net Zero Emissions scenario is applied for the period after 10 years. This gives less weight to the price-risk uncertainty in the first 10 years reflected in the Operating Plan period and applies more risk to the more uncertain subsequent periods. Applying this priceline to Integrated Gas assets of $77 billion and Upstream assets of $77 billion as at December 31, 2025, shows recoverable amounts that are $9-13 billion and $1-3 billion lower, respectively, than the carrying values as at December 31, 2025. 3. A 1.5°C scenario, derived from IEA NZE50: this priceline applies the IEA normative Net Zero Emissions by 2050 scenario over the whole period under review and reflects the sensitivity to a pure net-zero emissions scenario from the IEA. Applying this priceline to Integrated Gas assets of $77 billion and Upstream assets of $77 billion as at December 31, 2025, shows recoverable amounts that are $15-19 billion and $5-7 billion lower, respectively, than the carrying values as at December 31, 2025. In addition, further sensitivities are provided of −10% or +10% to Shell's mid-price outlook, as an average percentage over the full period. A change of −10% or +10% to the mid-price outlook, as an average percentage over the full period, would result in around $7-10 billion impairment or $2-5 billion impairment reversal, respectively, in Integrated Gas and Upstream as at December 31, 2025. Carbon pricing We consider the potential costs associated with operational GHG emissions when we assess the resilience of projects. For each region, we have developed short-, medium- and long-term estimates of the future costs of carbon. These are reviewed and updated annually. See Note 4 to the "Consolidated Financial Statements" on page 244 for further details on our regional cost of carbon estimates. Up to 2030, costs for carbon emissions estimates are largely climate-policy-driven through emissions trading schemes or taxation levied by governments, which varies significantly on a country-by-country basis. Beyond 2030, the costs for carbon emissions are assessed based on expectations for future carbon abatement technology costs and country/region- specific policies and conditions. Carbon costs vary by country due to differences in climate ambition, policy choice, and domestic economic and energy circumstances. In 2050, the estimated cost is trending towards $50/tCO2e (least developed countries with high economic/geopolitical risks) to $185/tCO2e (EU/UK) and $230/tCO2e (Norway) (RT25) in climate-leading geographies. See "The resilience of Shell's strategy" on page 81 for more information on how carbon costs impact our resilience to climate-related risks, including sensitivity analysis. See Shell's "Climate and Energy Transition Lobbying Report 2024", published in May 2025, for more information on Shell's advocacy across a range of issues, including carbon pricing. Carbon pricing and discount rate sensitivities The risk of stranded assets may increase in a higher-carbon-price scenario. Sensitivities of our asset carrying values to carbon prices have been based on the IEA NZE50 scenario to illustrate the resilience of asset carrying values to higher long-term carbon prices than those included in the Shell mid-price outlook. Applying the IEA NZE50 carbon price scenario to Integrated Gas assets of $77 billion and Upstream assets of $77 billion, up to the end of life of these assets, shows recoverable amounts that are $2-3 billion and up to $1 billion lower, respectively, than the carrying values as at December 31, 2025. Applying the IEA NZE50 carbon price scenario to Chemicals and Products assets of $39 billion shows recoverable amounts that are up to $2-3 billion lower than the carrying values as at December 31, 2025. For Chemicals and Products, increased carbon costs could potentially be recovered partially through increased product sales prices. See "Carbon pricing" above for more information on our carbon price assumptions. The discount rate applied for impairment testing is based on a nominal post-tax weighted average cost of capital (WACC) and is determined at 7.5%, except for power activities in the Renewables and Energy Solutions segment, where 6% is applied. The discount rate includes generic systematic risk for energy transition risk. In addition, cash flow projections applied in individual assets include specific asset risks, including risk of transition. An increase in generic systematic energy transition risk could lead to a higher WACC and consequently to a higher discount rate to be applied in impairment testing. We have used a 1% shift in discount rate for sensitivity analysis purposes as an indicator of the resilience of our asset base to incremental increases in our cost of capital. Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued 84 Shell Annual Report and Accounts 2025

An increase of the WACC of 1% – under the assumption that all other factors in the models used to calculate recoverability of carrying values remain unchanged – would lead to a change in the carrying value of $3-6 billion for Integrated Gas and Upstream and no significant impairment in other segments. See Note 4 to the "Consolidated Financial Statements" on pages 244-255 for further information on climate-related impacts in key areas of the financial statements. Delivering progress in the energy transition To ensure the resilience of our strategy, our responses to the risks and opportunities identified are: ￮ delivery through our integrated business model; ￮ decarbonisation of our energy value chains and operations; and ￮ a focus on demand-driven decarbonisation – recognising that we need to work with our customers to identify low-carbon energy solutions for their energy demands in the sectors where we have competitive advantages. Our integrated approach allows us to withstand volatility in oil and gas markets. Our financial framework aims to enhance shareholder distributions and maintain discipline in capital allocation, and targets a strong credit investment grade rating. We are: ￮ Growing our integrated gas and LNG business: We plan to grow LNG sales by 4-5% (CAGR) a year through to 2030. Gas, including LNG, is a stabilising force in energy systems because it is versatile, flexible and reliable. Gas is a lower-carbon alternative to coal in power generation and industry, and to oil in transport. Gas can balance renewable energy to provide stability for national grids. We believe that supplying LNG will be the biggest contribution we will make through the next decade of the energy transition as we help to build the energy system of the future. ￮ Keeping liquids production stable: The role of oil and gas will be critical to the energy system for decades to come. We aim to sustain liquids production through to 2030 and will focus on basins where we have a competitive advantage. We will prioritise cost- and carbon-competitive molecules. The oil we are producing will increasingly come from our world-class deep-water business. We are developing deep-water fields into the 2030s by developing new projects near existing oil and gas fields, leveraging our technical expertise, strong partnerships and our model of simplification and replication. ￮ Transforming Downstream, Renewables and Energy Solutions: We are making clear choices and changes to enable this business to thrive through the energy transition. We are focusing on developing low-carbon energy and solutions where we have competitive advantages and are starting to see increasing demand. We are focusing on value over volume across all our businesses in Downstream, Renewables and Energy Solutions, and are working to unlock value in power and low-carbon solutions. This will support our climate-related targets and ambition, and position us for growth in hydrogen, CCS and low-carbon fuels. ￮ We are progressing significant abatement projects at our chemicals manufacturing plants and refineries; these key focused assets allow us to underpin our hydrocarbon energy sales and the sales of low- carbon energy products. Our energy transition plans for this decade across our Downstream, Renewables and Energy Solutions business are focused on: investing in biofuels, continuing to grow our integrated power business, growing our electric vehicle charging business where demand is strongest, and developing technologies related to CCS and carbon removals. See "Our strategy" on pages 9-11. Our research and development (R&D) activities are an important contributor to achieving our climate-related targets and ambition. They are an important way to address the technology risk as mentioned in "Transition risks" on page 76 and "Transition opportunities" on page 79. In 2025, our R&D expenditure on projects that aim to contribute to decarbonisation was around $485 million, representing about 41% of our total R&D spend, compared with around 45% in 2024. This includes expenditure on reducing GHG emissions: ￮ from our own operations, for example, by improving energy efficiency and electrification; ￮ from the fuels and other products we sell to our customers - for example, synthetic fuels, biofuels, and products made from low- carbon electricity, and hydrogen produced using renewable sources; ￮ by carbon capture, utilisation and storage applied to hydrogen production from natural gas and other carbon emissions; and ￮ for our customers, through renewable power generation, storage, e-mobility and other electrification solutions. Other examples of R&D areas include safety; performance products, such as lubricants and polymers; automation and AI. Decarbonising our value chains and operations We seek to base the decarbonisation of our value chains and operations on an understanding of the decarbonisation strategies and plans of our customers and users of our energy products. We are focused on decarbonising our own operations by: ￮ using more renewable electricity to power our operations; ￮ developing CCS for some of our facilities; ￮ improving the energy efficiency of our operations; and ￮ making portfolio changes such as acquisitions and investments in low carbon intensity projects, decommissioning facilities, and divesting assets while sustaining our liquids production. If required, we may choose to use high-quality carbon credits to offset any remaining emissions from our operations, in line with the carbon mitigation hierarchy of avoid, reduce and compensate, or to meet local regulatory requirements. We have set an interim target to achieve a 50% reduction in absolute Scope 1 and 2 emissions under our operational control by 2030 on a net basis, compared with 2016. We set a target in 2021 to eliminate routine flaring from our upstream- operated assets by 2025, five years ahead of the World Bank's Zero Routine Flaring by 2030 initiative. In March 2024, we clarified that this target was subject to the completion of the sale of The Shell Petroleum Development Company of Nigeria (SPDC). Routine flaring burns gas that is not used or reinjected into wells, which is inefficient and contributes to climate change. We ceased routine flaring in January 2025, achieving our target to eliminate routine flaring from our upstream-operated assets by 2025. This was independent of the completion of the sale of SPDC to Renaissance on March 13, 2025. We also have a target to maintain methane emissions intensity for operated oil and gas assets below 0.2% and achieve near-zero methane emissions intensity by 2030. We plan to meet these targets by reducing methane emissions from flaring and venting; conducting leak detection and repair activities; and electrifying certain facilities to reduce gas combustion, such as at our Montney gas plant in Canada. See Working to reduce our absolute Scope 1 and 2 emissions on page 97. Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued 85 Shell Annual Report and Accounts 2025

Supporting our customers to decarbonise The transport sector is by far the largest market for our oil products. We are building on our customer relationships and expertise to help drive the decarbonisation of passenger cars, heavy-duty trucks, planes and ships. Changes to the supply of energy products and decarbonising the energy system require structural changes in the end use of energy. This requires energy users to improve, update or replace equipment so that they can use carbon-based energy more efficiently, or switch to low- and zero-carbon energy. We are helping customers across different sectors to decarbonise their use of energy, for example by substituting the use of coal with LNG, replacing internal combustion engine vehicles with electric vehicles, transitioning heavy-duty transport to drop-in fuels and, in the future, converting to hydrogen and its derivatives if viable. Such structural changes are expected to help trigger transitions along the supply chain of individual sectors and across sectors, including the production of energy and emissions over time. The IEA estimates these changes in the end use of energy will require substantial investment. The World Energy Outlook 2025 report by the IEA includes an estimate that global annual energy investment in the NZE scenario needs to rise by nearly 50% over the next decade, with 90% of the spend directed towards clean energy, including renewables, grids and storage, efficiency and low‑emissions fuels. Emissions resulting from customer use of our energy products make up a large proportion of the emissions Shell reports. We offer our customers low-carbon energy products and services. We continue to evaluate market dynamics and exercise capital discipline as we work to meet our customers' need for affordable energy products and services. In this context, we stopped construction of our Rotterdam biofuels plant in the Netherlands because it would not have been competitive enough to meet our customers' need for affordable, low- carbon products. Shell has an important role to play in the evolving energy system. We provide the oil and gas people need today and we are helping to build the energy system of the future, with low-carbon energy products and solutions, including biofuels. Shell is one of the world's largest traders and suppliers of biofuels. We will continue to: ￮ develop low-carbon alternatives to traditional fuel, and other low- carbon products - such as biofuels, hydrogen and renewable electricity; ￮ provide more renewable power solutions to customers by using the strength of our trading business to expand sales beyond our production volumes and growing our portfolio in select markets; and ￮ address any remaining emissions from conventional fuels with solutions such as CCS and high-quality carbon credits. Energy transition in action – selection of portfolio changes and actions in 2025 Decarbonising our value chains and operations In March 2025, the Wesseling site hydrocracker at the Shell Energy and Chemicals Park Rheinland in Germany stopped processing crude oil into petrol, jet fuel and diesel. Wesseling is being transformed to produce Group III base oils, used to make high-quality lubricants such as engine and transmission oils, as well as electric vehicle fluids. We have continued to make portfolio changes including: ￮ the divestment of SPDC, which was the last remaining asset under Shell operational control conducting routine flaring. We had ceased routine flaring in January 2025, in advance of and independent of the sale of SPDC to Renaissance, which was completed in March 2025; ￮ the divestment of Shell Energy and Chemicals Park Singapore to CAPGC Pte. Ltd. in April 2025. The divestment was in line with Shell's ongoing efforts to high-grade its Chemicals and Products business; and ￮ the acquisition of RISEC Holdings, LLC and its 609 MW two-unit combined-cycle gas turbine power plant by our Renewables and Energy Solutions business in January 2025. In September 2025, the Montney gas plant in British Colombia, Canada, replaced 14 natural gas compressor engines with electric motors. The new motors use electricity from the predominantly hydropower-supplied power grid, enabling an expected full-year annual reduction of over 149,000 tonnes of CO2e. Construction continued on the REFHYNE II 100 MW hydrogen electrolyser at Shell Energy and Chemicals Park Rheinland. In November 2025, Shell Energy Europe Limited signed two separate power purchase agreements (PPA) in Germany with Nordsee One GmbH and Solarkraftwerk Halenbeck-Rohlsdorf I/II GmbH. The agreements will secure a significant proportion of the renewable electricity needed to power the REFHYNE II hydrogen electrolyser. In the Netherlands, construction of Holland Hydrogen I, one of Europe's largest renewable hydrogen plants, is progressing well, and we expect to start commissioning towards the end of 2026, with production ramp-up in 2027. Construction continued at the Polaris carbon capture facility at the Shell Energy and Chemicals Park Scotford in Alberta, Canada. Polaris is designed to capture around 650,000 tonnes of CO2 annually from the refinery and chemicals complex. Supporting our customers to decarbonise By the end of 2025, the number of public charge points globally at Shell forecourts, on-street locations, mobility hubs and other sites, such as supermarkets, was almost 88,000 compared with almost 73,000 in 2024. In June 2025, Shell Energy Europe Limited and Vodafone Procure & Connect launched a pilot project to explore how battery storage could support more flexible and sustainable energy use in the future. The project will assess how large-scale batteries participate in the grid and inform energy management strategies. Vodafone Procure & Connect will access part of the operational benefits from Shell's 100 MW, 3‑hour battery site in Hampshire -- one of the UK's largest grid‑connected facilities. In March 2025, the Northern Lights joint venture (Shell interest 33.3%) took an FID on moving forward with Phase 2 of the project, following a commercial agreement with Swedish energy provider, Stockholm Exergi, for the cross-border transport and storage of up to 900,000 tonnes of biogenic CO2 annually for 15 years. (See page 68 for more details of our Northern Lights CCS venture). In September 2025, Google selected Shell Energy Europe Limited as its renewable energy supply manager in the UK, under the USA- based technology company's Carbon-Free Energy supply model to reach its goal of running entirely on clean energy by 2030. Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued 86 Shell Annual Report and Accounts 2025

Our climate-related metrics, targets and ambition This section describes our performance against our climate-related targets and ambition, including those reflected in the remuneration of senior management and employees. [A] This target was subject to the completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC). We ceased routine flaring of associated gas in January 2025, achieving our target independent of the sale of SPDC to Renaissance which was completed on March 13, 2025. Routine flaring for 2024 was revised from 0.1 million tonnes to 0.01 million tonnes. See page 89 for details. [B] Methane intensity is measured and calculated separately for oil and gas assets with marketed gas (gas, LNG and GTL available for sale) and assets without marketed gas (oil and gas assets where gas is reinjected). [C] Average intensity, weighted by sales volume, of the energy products we sell, on an equity boundary, net of carbon credits. Estimated total GHG emissions included in NCI reflect well-to-wheel emissions associated with energy products sold by Shell. This includes the well-to-tank emissions associated with the manufacturing of energy products by others that are sold by Shell. [D] Scope 3, Category 11. Strategic Report | Performance in the year | Less emissions 87 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued

Metrics used by Shell to assess climate-related risks and opportunities in line with our strategy and risk management process T

This section sets out the metrics we use to track progress against our climate-related targets and ambition. These metrics are as follows:

- Metrics related to our own operations:
  - absolute Scope 1 and 2 emissions under operational control, with a 2016 baseline; and
  - routine flaring and methane emissions intensity under operational control.
- Metrics related to emissions from the products we sell:
  - the NCI of the energy products we sell (equity basis), with a 2016 baseline; and
  - customer emissions from the use of our oil products (Scope 3, Category 11, equity basis), with a 2021 baseline.
- Performance indicators for the energy transition performance condition reflected in the remuneration of senior management and employees as set out in "Linking Shell's emissions targets to remuneration" on page 98.
- Additional metrics associated with the resilience of Shell's strategy to climate-related risks and opportunities, including information on capital allocation between our business segments and the sensitivity of our assets to carbon pricing, discount rate and commodity price assumptions as set out in "Resilience of Shell's strategy to different climate-related scenarios" on page 81.
- Metrics and targets in respect of climate-related environmental risks as set out in "Metrics and targets in respect of climate-related environmental risks" on page 95.

Scope 1, 2 and 3 emissions and related risks T

Scope 1 and 2 emissions under our operational control and Scope 3 emissions on an equity basis are reported in this section. For details of the "Climate-related risks and opportunities identified by Shell over the short, medium and long term" see pages 75-79.

Scope 1 and 2 emissions

In 2025, total combined Scope 1 and 2 GHG emissions (net) from assets and activities under Shell operational control were 53 million tonnes of CO_2e, reflecting a 36% reduction compared with 2016, the base year for our target to halve these emissions by 2030.

Total combined Scope 1 and 2 GHG emissions (net) were 9% lower compared with 2024 due to portfolio changes, reductions from abatement projects and downtime at various sites. Key portfolio changes included the completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) by our Upstream business in March 2025, the sale of Shell Energy and Chemicals Park Singapore by our Chemicals and Products business in April 2025 and the acquisition of RISEC Holdings, LLC and its 609 MW two-unit combined-cycle gas turbine power plant by our Renewables and Energy Solutions business in January 2025. Reductions from abatement projects mainly consisted of transformation projects at the Shell Energy and Chemicals Park Rheinland in Germany, compressor electrification in Canada and catalyst improvements in Qatar.

Drivers of Scope 1 and 2 emissions

Gross direct GHG emissions (Scope 1, operational control boundary) were 46 million tonnes of CO_2e in 2025. This was lower than in 2024 (50 million tonnes of CO_2e) mainly due to portfolio changes and abatement projects.

Gross indirect GHG emissions (Scope 2, operational control boundary, using a market-based method) fell from 8 million tonnes of CO_2e in 2024 to 7 million tonnes CO_2e in 2025, mainly driven by divestments.

Examples of our energy efficiency projects can be found on page 102.

Scope 1 and 2 emissions [D] [E]

			million tonnes CO_2e	
(operational control boundary)	2025	2024	2023	2016
Scope 1 emissions (gross) [A]	46	50	50	72
Scope 2 emissions (gross) [B]	7	8	7	11
Carbon credits [C]	–	0.1	–	–
Total Scope 1 and 2 emissions (net) [F]	53	58	57	83

[A] Total direct GHG emissions from assets and activities under our operational control. It includes emissions from the production of energy and non-energy products. Scope 1 emissions are reported gross without the inclusion of carbon credits.
[B] Total indirect GHG emissions from imported energy from assets and activities under our operational control using a market-based method. It includes imported energy used for the production of energy and non-energy products. Scope 2 emissions are reported gross without the inclusion of carbon credits.
[C] Carbon credits used to offset Scope 1 emissions for compliance purposes, such as under the Australian Safeguard Mechanism.
[D] Oil and gas industry guidelines from Ipieca indicate that several sources of uncertainty can contribute to the overall uncertainty in Scope 1 and 2 emissions inventories.
[E] Figures disclosed are rounded. Rounding differences can occur between the total combined Scope 1 and 2 absolute GHG emissions disclosed in this Report and the sum of components individually rounded to the nearest million tonnes.
[F] We measure total combined Scope 1 and 2 GHG emissions compared with a 2016 baseline, on a net basis. The 2016 baseline may be recalculated if an acquisition or a divestment has an impact of more than 10% on total Scope 1 and 2 emissions.

Scope 1 and 2 emissions (net) by business [A] [B]

million tonnes CO_2e



83
1
16
20
46
2016
57
1
17
8
32
2023
58
1
17
7
32
2024
53
3
17
6
27
2025
a Chemicals and Products
b Upstream
c Integrated Gas
d Other [C]

[A] Total direct (Scope 1) and energy indirect (Scope 2) GHG emissions from assets and activities under the operational control boundary, net of carbon credits. It includes emissions from the production of energy and non-energy products. For Scope 2, we used a market-based method.
[B] Figures disclosed are rounded. The split between Scope 1 and 2 may not add up to the total due to rounding.
[C] Renewables and Energy Solutions, Marketing and functions (Projects & Technology and Real Estate).

88 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued

Drivers of absolute Scope 1 and 2 emissions change

Scope 1 and 2 GHG emissions (net): Changes from 2016 to 2024 and from 2024 to 2025 million tonnes CO_2e


90
85
80
75
70
65
60
55
50
45
40
83
5.1
(23.8)
(13.3)
8.5
(1.4)
58
1.4
(4.8)
(1.2)
(0.1)
(0.6)
53
2016
2024
2025
a Emissions [A]
b Acquisitions
c Divestments
d Reduction activities and purchased renewable electricity [B] [C] [D] [E]
e Change in output [F]
f Other [G]

[A] Total Scope 1 and 2 emissions, rounded to the nearest million tonnes. Scope 2 emissions were calculated using a market-based method.
[B] In addition to reductions from GHG abatement and energy efficiency projects, this category includes reductions from permanent shutdowns and conversion of existing assets.
[C] Excludes 8.8 million tonnes of CO_2 captured and sequestered by the Shell-operated Quest CCS facility in Canada in 2016-2024.
[D] Excludes 0.9 million tonnes of CO_2 captured and sequestered by the Shell-operated Quest CCS facility in Canada in 2025.
[E] Of the 1,238 thousand tonnes of reduction activities and purchased renewable electricity in 2025, around 20 thousand tonnes related to purchased renewable electricity.
[F] Change in output relates to changes in production levels, including those resulting from shutdowns and turnarounds as well as production from new facilities.
[G] In 2025, mainly driven by measurement improvements.

Routine flaring

Routine flaring of associated gas occurs during normal oil production where it is not possible to transport the gas to market, use it on site or reinject it.

Since 2016, routine flaring from upstream operations under Shell operational control reduced from 1.1 million tonnes to around 10 thousand tonnes in 2024. With SPDC ceasing routine flaring in January 2025, we achieved our target to eliminate routine flaring by 2025. This was independent of the sale of SPDC to Renaissance completed on March 13, 2025.

Total routine flaring [A]

million tonnes

(operational control boundary)	2025	2024 [B]	2023	2016
Total hydrocarbons flared in routine flaring	–	0.01	0.1	1.1

[A] Routine flaring of associated gas occurs during normal oil production where it is not possible to transport the gas to market, use it on site or reinject it.
[B] Revised from 0.1 million tonnes to 0.01 million tonnes following a reclassification between routine and non-routine flaring, with no change to total hydrocarbons flared in 2024.

Total routine and non-routine flaring at our Integrated Gas and Upstream facilities was 0.4 million tonnes in 2025, compared with 0.6 million tonnes in 2024, a reduction mainly driven by the sale of SPDC.

Methane intensity

In 2025, we continued to deliver methane emissions intensities well below our 0.2% target, with overall methane emissions intensity at 0.04% for Shell-operated oil and gas assets with marketed gas and 0.002% for Shell-operated oil and gas assets without marketed gas.

Total methane emissions from assets under Shell operational control (including Integrated Gas, Upstream, Chemicals and Products, Marketing and Renewables and Energy Solutions assets) were 31 thousand tonnes in 2025 compared with 33 thousand tonnes in 2024 following divestments, reduced venting and infrastructure improvements which more than offset increases from improved measurement-based reporting practices, an increase in fugitive emissions at Shell Nigeria Exploration and Production Company (SNEPCo), and updated methods for estimation of sources for biogas process venting at Renewable Natural Gas sites. Total methane emissions under Shell operational control were reduced by 78% between 2016 (138 thousand tonnes) and 2025.

We believe our methane emissions are quantified according to industry best practice. Methane emissions include those from unintentional leaks, venting and incomplete combustion, for example in flares and turbines.

Methane emissions intensity

Percentage

(operational control boundary)	2025	2024	2023	2016
Methane emissions intensity – assets with marketed gas [A]	0.04%	0.04%	0.05%	0.10%
Methane emissions intensity – assets without marketed gas [B]	0.002%	0.001%	0.001%	0.03%

[A] Methane emissions intensity from all Shell-operated oil and gas assets that market their gas (including LNG and GTL assets), defined as the total volume of methane emissions in normal cubic metres (Nm^3) per total volume of gas available for sale in Nm^3.
[B] Methane emissions intensity from all Shell-operated oil and gas assets that do not market their gas (such as where gas is reinjected), defined as the total mass of methane emissions in tonnes per total mass of oil and condensate available for sale in tonnes.

89 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued

Scope 3 and NCI

NCI performance

In 2025, Shell's NCI was 71 grams of carbon dioxide equivalent per megajoule of energy (gCO_2e/MJ). At a comparable level with 2024, our NCI in 2025 benefited from higher sales of renewable power and lower sales of oil products, partly offset by fewer carbon credit retirements. Shell's NCI reduction of 9.0% compared with the 2016 baseline meets our interim target of a reduction of 9-13% in 2025.

NCI performance

(equity boundary)		2025	2024	2023	2016
NCI [A] [B]	gCO_2e/MJ	71	71	72	78
Estimated total energy delivered by Shell [C]	trillion (10^{12}) MJ	15.63	15.85	16.13	20.80
Estimated total GHG emissions included in NCI (net) [D]	million tonnes CO_2e	1,108	1,122	1,158	1,615
Carbon credits	million tonnes CO_2e	5.5	16.4	20.0	–
Estimated total GHG emissions (gross)	million tonnes CO_2e	1,113	1,139	1,178	1,615

[A] Rounded to the nearest gCO_2e/MJ.
[B] We measure our NCI performance compared with a 2016 baseline. The NCI targets and baseline are not adjusted for the impact of acquisitions and divestments, which could have a material impact on meeting the NCI targets.
[C] Volume of energy products sold, aggregated on an energy basis, with power represented as fossil equivalent. Energy products consist of energy oil products (gasoline, diesel, kerosene, fuel oil and LPG), GTL, biofuels, LNG, pipeline gas and power.
[D] Estimated total GHG emissions included in NCI (net) are the product of the NCI and the total energy delivered by Shell. Adding emissions offset using carbon credits gives the Estimated total GHG emissions included in NCI (gross).

As part of our strategy, we aim to increase the share of low-carbon products in our energy product sales, which is the biggest driver for reducing our NCI.

Share of estimated total energy delivered per energy product type [A] [B]



e d c b a
7%
1%
14%
24%
54%
2016
14%
2%
21%
19%
44%
2023
16%
2%
21%
19%
43%
2024
15%
2%
23%
19%
42%
2025
a Oil products and gas-to-liquids (GTL)
b Gas
c Liquefied natural gas (LNG)
d Biofuels
e Power

[A] Percentage of delivered energy may not add up to 100% because of rounding.
[B] Total volume of energy products sold, aggregated on an energy basis (lower heating value) with power represented as fossil equivalents.

Our ability to change the emissions intensity of each energy product varies, depending on the product type:

- Hydrocarbon fuels - emissions from end use by customers are by far the biggest contributors to the carbon intensity of the product. As a result, the emissions intensity of hydrocarbon fuels is expected to stay relatively unchanged over time. This is why we are focused on helping our customers decarbonise.
- Biofuels - can vary significantly in intensity depending on the feedstock and production process used.
- Power - the emissions intensity of power can be highly variable depending on how it has been generated. The proportion of our renewable power sales and the generation mix in countries where we sell power to the market both affect Shell's overall power mix and its resulting emissions intensity.

We sell more energy products than we produce ourselves. Therefore, when we estimate total GHG emissions included in NCI, we include emissions from energy products that we produce ourselves and from the products that we purchase from others for resale. This is reflected in the NCI scope shown in the chart on page 93.

Life-cycle carbon intensities for energy product categories included in the NCI calculation are summarised in the table below:

Carbon intensity of energy products

gCO_2e/MJ	2025	2024	2023	2016
Oil products and gas-to-liquids (GTL)	85	86	87	87
Gas	65	66	66	66
Liquefied natural gas (LNG)	70	70	70	73
Biofuels	33	34	34	38
Power [A]	46	48	49	60

[A] Emissions included in the carbon intensity of power have been calculated using a market-based method.

90 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued

Drivers of absolute Scope 3 emissions change in 2025
Scope 3 emissions associated with our energy product sales were 1,065 million tonnes CO_2e, compared with 1,084 million tonnes CO_2e in 2024. Higher emissions from the use of the liquefied natural gas (LNG) we sell were more than offset by lower emissions from the use of our oil products sold and lower emissions associated with our purchases of non-renewable power from third parties.

Emissions from Scope 3, Categories 1, 3, 9 and 11, related to the sale of energy products, are the most significant categories for Shell. Emissions from the use of our energy products (Category 11) form the largest component of the indirect Scope 3 emissions we report. As we sell more products than we produce or refine ourselves, the emissions associated with the products we purchase from third parties are also material, as reported under Category 1 for hydrocarbon products, such as oil products, gas and LNG, and Category 3 for power. Although quantitatively less significant, emissions reported under Category 9 are significant to Shell for consistency with the boundaries of our NCI. Other Scope 3 categories have been assessed to be quantitatively and qualitatively insignificant.

Scope 3 emissions by category [A] [B]

million tonnes CO_2e

(equity boundary)	2025	2024	2023	2016
Scope 3, Category 1: purchased goods and services	122	119	130	179
Scope 3, Category 3: fuel and energy-related activities	103	117	112	89
Scope 3, Category 9: downstream transport and distribution [C]	4	3	3	–
Scope 3, Category 11: use of sold products	836	845	878	1,252
	1,065	1,084	1,123	1,520

[A] Categorised using the definitions from the GHG Protocol's Corporate Value Chain (Scope 3) Standard.
[B] Ipieca notes that, due to the diversity of Scope 3 emissions, sources and the fact that these emissions occur outside the company's boundaries, the emissions estimates may be less accurate or may have a high uncertainty.
[C] An estimate of Scope 3, Category 9 could not be performed for 2016.

Drivers of absolute Scope 3, Category 11 oil products emissions change in 2025
In 2025, Scope 3, Category 11 emissions from the use of our oil products were 467 million tonnes CO_2e, a reduction of 4.9% compared with 2024. This reduction was driven by lower sales in our Products business following completion of the sale of the Shell Energy and Chemicals Park Singapore in April 2025 and by lower Mobility sales.

At the end of 2025, we achieved a reduction of 17.9% compared with 2021, as part of our ambition to reduce customer emissions from the use of our oil products (Scope 3, Category 11) by 15-20% by 2030 compared with 2021.

Customer emissions from the use of our oil products

million tonnes CO_2e

(equity boundary)	2025	2024	2023	2021
Scope 3, Category 11: use of sold products (oil products)	467	491	517	569

Carbon credits
In 2025, Shell accounted for the retirement of 5.8 million carbon credits, of which 5.5 million were related to our NCI (including 2.0 million linked to the sale of energy products).

We carefully source and screen the credits we purchase and retire from the market. Of our total carbon credit retirements for 2025, 59% were certified by the Verra Verified Carbon Standard Program (VCS), 22% by Gold Standard, 10% by the ACR carbon crediting programme and 9% via Climate Action Reserve.

Carbon credit retirements [A]

million carbon credits [B]

(equity boundary)	2025	2024	2023	2016
Included in Shell's NCI metric [C]	5.5	16.4	20	–
Excluded from Shell's NCI metric [D]	0.3	0.9	1.8	–
	5.8	17.3	21.8	–

[A] Credits related to transactions occurring in the financial year irrespective of the actual retirement date. Retirements from registries may take place after the year-end. Excludes carbon credit transactions executed by Shell on behalf of/with third parties without a link to Shell activities.
[B] One carbon credit represents the avoidance or removal of one metric tonne of CO_2 equivalent.
[C] Carbon credits associated with the sale of energy products and carbon credits used to compensate for Shell Group emissions, including operational emissions and emissions associated with the use of sold products.
[D] Carbon credits retired in relation to sales of non-energy products and Shell's internal activity, e.g. corporate travel.

91 Shell Annual Report and Accounts 2025

Basis of preparation NCI Shell's NCI is the average intensity, weighted by sales volumes, of the energy products sold by Shell. It is tracked, measured and reported using Shell's Net Carbon Footprint (NCF) methodology. NCI objective Shell's NCI provides an annual measure of the life-cycle emissions intensity of the portfolio of energy products sold. The intended use of the NCI metric is to track progress in reducing the overall carbon intensity of the energy products sold by Shell. NCI measures emissions associated with each unit of energy we sell, compared with a 2016 baseline. It reflects changes in sales of oil and gas products, and changes in sales of low-carbon products such as biofuels and renewable electricity. NCI definition The NCI is calculated on a life-cycle basis and as such includes GHG emissions – on an equity basis – from several sources, including: ￮ direct GHG emissions from Shell operations; ￮ indirect GHG emissions from the generation of energy consumed by Shell; ￮ indirect emissions associated with the production, processing and transport of third-party products we buy; and ￮ indirect GHG emissions from the use of the products we sell. The NCI is not a mathematical derivation of total emissions divided by total energy, nor is it an inventory of absolute emissions. It is a weighted average of the life-cycle CO2 intensities of different energy products, normalising them to the same point relative to their final end use. The use of a consistent functional unit gCO2e/MJ allows like-for- like comparisons and the aggregation of individual life-cycle intensities for a range of energy products, including renewable power. Emissions from other parts of the product life cycle are also included, such as those from the extraction, transport and processing of crude oil, gas or other feedstocks and the distribution of products to our customers. Also included are emissions from parts of this life cycle not owned by Shell, such as the extraction of oil and gas processed by Shell but not produced by Shell; or from the production of oil products and electricity marketed by Shell that have not been processed or generated at a Shell facility. We also take into account emissions offset through the use of carbon credits and mitigation actions, such as the use of CCS technology. See "Scope of NCI" on page 93 for details of the supply chains and steps in the product life cycles that are included in the NCF methodology. The following GHG emissions are not included in the NCI: ￮ emissions from production, processing, use and end-of-life treatment of non-energy products, such as chemicals and lubricants; ￮ emissions from third-party processing of sold intermediate products, such as the manufacture of plastics from feedstocks sold by Shell; ￮ emissions associated with the construction and decommissioning of production and manufacturing facilities; ￮ emissions associated with the production of fuels purchased to generate energy on-site at a Shell facility; ￮ other indirect emissions from waste generated in operations, business travel, employee commuting, transmission and distribution losses associated with imported electricity, franchises and investments; and ￮ emissions from capital goods, defined by the GHG Protocol as including fixed assets or property, plant and equipment, and other goods and services not related to purchased energy feedstocks sourced from third parties or energy products manufactured by third parties and sold by Shell. The NCI calculation uses Shell's energy product sales volumes data, as disclosed in this report where relevant. This excludes certain sales volumes, such as: ￮ certain contracts held for trading purposes reported net rather than gross. Business-specific methodologies to net volumes have been applied in oil products and pipeline gas and power. Paper trades that do not result in physical product delivery are excluded; and ￮ retail sales volumes from markets where Shell operates under trademark licensing agreements. The energy products included in the NCI calculation are oil products (gasoline, diesel, kerosene, fuel oil and LPG), GTL, biofuels, LNG, pipeline gas and power. We review the NCI methodology annually to ensure it reflects changing energy products, relevant data inputs and simplification opportunities. See our NCF methodology documentation on shell.com for further information. NCI baseline and restatement policy We measure our NCI performance compared with a 2016 baseline. The NCI targets and baseline are not adjusted for the impact of acquisitions and divestments, which could have a material impact on meeting the NCI targets. The 2016 baseline may be recalculated as a result of changes in estimates with a cumulative impact of 2% or more on the NCI value in any historically disclosed year. Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued 92 Shell Annual Report and Accounts 2025

Scope of NCI Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued 93 Shell Annual Report and Accounts 2025

Basis of preparation – absolute Scope 1, 2 and 3 emissions We follow the GHG Protocol's Corporate Accounting and Reporting Standard, which defines three scopes of GHG emissions: ￮ Scope 1: direct GHG emissions; ￮ Scope 2: indirect GHG emissions from the generation of purchased energy; and ￮ Scope 3: other indirect GHG emissions, including emissions associated with the use of sold products. GHG emissions comprise CO2, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons, sulphur hexafluoride and nitrogen trifluoride, with CO2 and methane being the most significant contributors. Scope 1 and 2 emissions Our GHG inventory is prepared in line with the requirements outlined in the ISO 14064-1:2018 Specification with Guidance at the Organizational Level for Quantification and Reporting of Greenhouse Gas Emissions and Removals and the GHG Protocol's Corporate Accounting and Reporting Standard. In line with external standards, we aggregate GHG emissions into tonnes CO2e by applying global warming potential (GWP) factors to non-CO2 GHGs. With effect from 2023, these factors are taken from the IPCC's Fifth Assessment Report (AR5) over a 100-year period, as required by the UK Government GHG Conversion Factors for Company Reporting. GHG emissions are aggregated and consolidated from emission source. We use the operational control boundary for target setting and management of Scope 1 and 2 GHG emissions because it reflects our ability to directly control operations by applying our own operating policies and standards. Under this approach, in line with the GHG Protocol, we account for 100% of the GHG emissions from assets and activities under our operational control, irrespective of our ownership percentage. Assets under operational control include: ￮ assets wholly owned by Shell; ￮ joint operations where Shell has been designated as the operator under the terms of the joint arrangement; and ￮ assets leased and operated by Shell, such as leased maritime vessels where Shell holds the Safety Management Document of Compliance. Emissions from maritime vessels for which Shell only provides technical services, are not included in our operational control boundary. Scope 1 emissions All significant sources were included in our Scope 1 inventory. These sources comprise: ￮ combustion of carbon-containing fuels in stationary equipment (e.g. boilers and gas turbines) for energy generation; ￮ combustion of carbon-containing fuels in mobile equipment (e.g. trucks, vessels and mobile rigs); ￮ flares; ￮ venting and emissions from industrial processes (e.g. hydrogen plants and catalytic cracking units); and ￮ fugitive emissions, including piping and equipment leaks and non-routine events. Our Scope 1 emissions follow the GHG Protocol guidance. As a result, the following are not included in our reported Scope 1 emissions: ￮ CO2 emissions from biogenic sources, such as biofuels or biomass (however, methane and nitrous oxide emissions from biogenic sources are included); ￮ captured CO2 that was subsequently sold or otherwise transferred to third parties; and ￮ CO2 captured and sequestered using CCS technologies. Scope 1 emissions are presented on a gross basis. Scope 2 emissions All significant sources were included in our Scope 2 inventory. Sources included comprise indirect emissions from purchased and consumed electricity, steam and heat. We did not identify any assets with imported cooling or compressed air used for energy purposes. Scope 2 emissions are calculated using the market- and location-based methods separately as defined by the GHG Protocol Scope 2 Guidance. Scope 2 emissions are presented on a gross basis. Carbon credits Our target to halve total Scope 1 and 2 GHG emissions by 2030 has been set on a net basis, including emissions offset by carbon credits. Baseline and restatement policy We measure our total combined Scope 1 and 2 GHG emissions performance compared with a 2016 baseline, on a net basis. The 2016 baseline may be recalculated if an acquisition or a divestment has an impact of more than 10% on total Scope 1 and 2 emissions. Scope 3 emissions This report provides Scope 3 emissions associated with our energy product sales. Emissions were consolidated using the equity boundary approach. Under this approach, we reported the share of emissions from energy products sold by Shell, including those sourced from third parties. Emissions from Scope 3, Categories 1, 3, 9 and 11, related to the sale of energy products, are the most significant categories for Shell. Emissions from the use of our energy products (Category 11) form the largest component of the indirect Scope 3 emissions we report. As we sell more products than we produce or refine ourselves, the emissions associated with the products we purchase from third parties are also material, as reported under Category 1 for hydrocarbon products, such as oil products, gas and LNG, and Category 3 for power. Although quantitatively less significant, emissions reported under Category 9 are significant to Shell for consistency with the boundaries of our NCI. Other Scope 3 categories have been assessed to be quantitatively and qualitatively insignificant. The calculation of Scope 3, Category 11 emissions uses energy product sales volumes data, disclosed in this report where relevant. These sales volumes exclude certain contracts held for trading purposes and are reported net rather than gross. Business-specific methodologies have been applied to net volumes of oil products, pipeline gas and power. Paper trades that do not result in physical product delivery are excluded. Retail sales volumes from markets where Shell operates under trademark licensing agreements are not included in the sales volumes reported by Shell and are therefore excluded from Scope 3 emissions. Scope 3, Category 1 – purchased goods and services This category includes well-to-tank emissions from purchased third-party unfinished and finished energy products excluding electricity (which is reported separately under Category 3: fuel and energy-related activities and not included in Scope 1 or 2). Emissions from purchased non-energy products are not included. Emissions in this category are estimated using well-to-tank emission factors for crude oil, natural gas, refined oil products (such as gasoline, and diesel), LNG and biofuels. Because the emission factors include transport, we do not estimate emissions from the transport of purchased third-party products separately. Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued 94 Shell Annual Report and Accounts 2025

Scope 3, Category 3 – fuel and energy-related activities (not included in Scope 1 and 2) This category includes well-to-wire emissions from purchased third-party electricity sold by Shell, calculated using a market-based method. Emissions are not adjusted for any potential double-counting of sold natural gas that may have been used for generating this electricity. This category does not include: ￮ indirect emissions from the generation of imported energy (steam, heat or electricity consumed by our assets) – these emissions are reported separately as Scope 2 emissions; and ￮ well-to-tank emissions from purchased electricity, steam and heat consumed by our assets (i.e. Scope 3 emissions from the extraction, refining and transport of primary fuels before their use in the generation of electricity or steam). Scope 3, Category 9 – downstream transport and distribution This category includes estimated emissions from the transport and distribution of energy products produced or refined by Shell. It does not include the emissions associated with transporting third-party products, which are included in Scope 3, Category 1. To avoid double-counting across emission scopes, emissions from transport activities which are already included in our Scope 1 and 2 equity emissions are excluded from this category. Scope 3, Category 11 – use of sold products This category includes estimated emissions from the use of sold energy products, such as LNG, GTL, pipeline gas, refined oil products and biofuels. These emissions relate to products manufactured and sold by Shell and third-party products sold by Shell. This category does not include non-energy products that may have been combusted during use (e.g. lubricants). Biogenic emissions CO2 emissions from biogenic sources related to the combustion of sold biofuels are estimated but, in line with GHG Protocol guidance and ISO 14064-1:2018, not included in Scope 3, Category 11. Methane and nitrous oxide emissions from biogenic sources are included in Scope 3, Category 11. It is assumed that the presence of biogenic emissions associated with other Scope 3 categories is negligible. Customer emissions from the use of our oil products Our ambition to reduce customer emissions from the use of our oil products is a subset of Scope 3, Category 11 emissions, focusing on the use of refined oil products. We measure these emission reductions compared with a 2021 baseline. The 2021 baseline may be recalculated in the event of a revision of our sales of oil products or in the event of other changes to emission factors subject to a 2% cumulative threshold. Metrics and targets in respect of climate-related environmental risks We monitor physical risk exposures, whether climate-related or not, water use, emissions to air and water, biodiversity and waste generated from our operations. Where relevant, we may manage our environmental performance by establishing specific targets. See "Environment" on pages 120-122. Targets used by Shell to manage climate-related risks and opportunities and performance against targets Our response to the energy transition risk focuses on decarbonising our value chain. This section sets out our climate targets, which are focused on reducing our NCI and our absolute emissions, as presented on pages 96-97. Shell's material climate-related risks and opportunities are set out in the "Climate-related risks and opportunities identified by Shell over the short, medium and long term" section on pages 75-79. We have set intensity targets and absolute targets and an ambition over the short, medium and long term to track our performance over time (as summarised below). The targets are forward-looking targets based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. We believe that the total net absolute emissions included in our NCI peaked in 2018 at 1.7 gigatonnes of carbon dioxide equivalent (GtCO2e). We are seeking to reduce emissions from our own operations, including the production of oil and gas. More than 90% of the total emissions we include within our NCI boundary are indirect emissions associated with the purchase of third-party products and with the end- use emissions of energy products we sell, so we are also working with our customers to support them in transitioning to low-carbon products and services. In October 2021, we set targets to: ￮ reduce Scope 1 and 2 absolute emissions from assets and activities under our operational control (including divestments) by 50% by 2030 compared with the 2016 baseline, on a net basis; ￮ maintain methane emissions intensity for operated oil and gas assets below 0.2% and achieve near-zero methane emissions intensity by 2030; and ￮ eliminate routine flaring from our upstream-operated assets by 2025. In March 2024, we clarified that this target was subject to the completion of the sale of SPDC. Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued 95 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued

In March 2024, we set revised targets to reduce the NCI of the energy products we sell by 9-13% by 2025, 15-20% by 2030 and 100% by 2050, compared with a 2016 baseline.

The NCI metric measures the pace of transition by tracking our progress in reducing the overall carbon intensity of the energy products sold by Shell. NCI measures emissions associated with each unit of energy we sell, compared with a 2016 baseline. It reflects changes in sales of oil and gas products, and changes in sales of low-carbon products, such as biofuels and renewable electricity. Unlike Scope 1 and 2 emissions, reducing the NCI of the products we sell requires action by both Shell and our customers, with the support of governments and policymakers to create the right conditions for change.

In March 2024, we set an ambition to reduce customer emissions from the use of our oil products (Scope 3, Category 11) by 15-20% by 2030 compared with 2021 [A]. This level of ambition is in line with the EU's climate goals in the transport sector, which are among the most progressive in the world. Achieving this ambition means reducing sales of oil products compared with our 2021 baseline, as we support customers to move to electric mobility and low-carbon fuels, such as biofuels.

[A] Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes CO_2e in 2023 and 569 million tonnes CO_2e in 2021.

In the short and medium term, we have set climate targets for emissions that we are able to control, namely our Scope 1 and 2 emissions, methane emissions and flaring. We have also set climate-related targets and an ambition for emissions that are outside our control. These include our ambition to reduce the Scope 3, Category 11 customer emissions from the use of our oil products, and our target to reduce the NCI of the energy products we sell.

Setting targets for NCI

Shell's target is to become a net-zero emissions energy business by 2050. We also have short-, medium- and long-term targets to reduce the carbon intensity of the energy products we sell, measured using our NCI metric. We believe these targets are aligned with the more ambitious goal of the Paris Agreement, which is to limit the rise in global average temperature this century to 1.5°C above pre-industrial levels. There is no established standard for aligning an energy supplier's decarbonisation targets within this goal. For this reason, we have defined our NCI target using 1.5°C scenarios developed for the IPCC's AR6.

We start with the complete set of 1.5°C scenarios and then exclude scenarios which are too reliant on carbon removals or the use of bioenergy before removing outliers. We then calculate an emissions intensity for each scenario which is comparable to our own NCI. Finally, we produce a 1.5°C pathway based on the reductions in emissions intensity over time. We have chosen to use a range instead of any individual scenario to better reflect the uncertainty of the energy transition.

We believe that using this pathway to set our targets demonstrates that they are aligned with the more ambitious 1.5°C goal of the Paris Agreement. This is illustrated in the chart below. We also believe that the pace of change will vary around the world by region and by sector, taking into consideration the time needed for energy users to invest in large-scale equipment and the energy infrastructure changes needed for Shell to deliver more low- and zero-carbon energy.

Shell's NCI targets


120%
100%
80%
60%
40%
20%
0%
2010
2015
2020
2025
2030
2035
2040
2045
2050
2055
a
b
c
d
e
f
a IPCC AR6 1.5°C range
b Shell historical
c IEA SPS
d IEA NZE
e Shell targets
f IEA historical

Progress towards our Scope 1 and 2 target

The chart below shows our progress since 2016 in reducing our Scope 1 and 2 emissions and gives an indication of how we expect to achieve our target in 2030. The actions we take to achieve our target will depend on the evolution of our asset portfolio and the continued development of technologies which reduce carbon emissions. We expect that, on a net portfolio basis, reductions predominantly from abatement projects, including CCS and electrification, may outweigh increases in our Scope 1 and 2 emissions from new investments between 2025 and 2030. Our investments in producing low-carbon energy will increase our Scope 1 and 2 emissions, while reducing the NCI of the products we sell. Subsequent reductions in our emissions are reflected in the mechanisms outlined below and reflect an expected path to meeting our target by 2030.

To decarbonise our operations, we are focusing on:
- using more renewable electricity to power our operations;
- developing CCS for some of our facilities;
- improving the energy efficiency of our operations; and
- making portfolio changes such as acquisitions and investments in low-carbon intensity projects, decommissioning facilities and divesting assets, while sustaining our oil production.

If required, we may choose to use high-quality carbon credits to offset any remaining emissions from our operations, in line with the carbon mitigation hierarchy of avoid, reduce and compensate.

96 Shell Annual Report and Accounts 2025

Working to reduce our absolute Scope 1 and 2 emissions Scope 1 and 2 emissions in million tonnes CO2e [A] [B] [A] The 2016 baseline may be recalculated if an acquisition or a divestment has an impact of more than 10% on total Scope 1 and 2 emissions. [B] Operational control boundary and presented on a net basis (i.e. inclusive of any use of carbon credits). [C] Including compliance and voluntary carbon credits as required. Progress towards our NCI target Unlike Scope 1 and 2 emissions, reducing the NCI of the products we sell requires action by both Shell and our customers, with the support of governments and policymakers to create the right conditions for change. The biggest driver for reducing our NCI is increasing the sales of and demand for low-carbon energy. The chart below illustrates how changes in the volume of products and services we sell could result in NCI reductions towards 2030. The change in our sales of these products and services will also reflect the development and adoption of new technologies and infrastructure, and the adoption of public policies designed to encourage the energy transition. Working to reduce our NCI NCI in gCO2e/MJ [A] [A] Grams of carbon dioxide equivalent per megajoule. [B] Expected growth of our integrated power business and increasing sales of renewable power. [C] Effect of proportionally lower sales of oil products and higher sales of natural gas and LNG. Emissions associated with gas and LNG are lower than those of oil products. [D] Sales of low-carbon fuels, such as biofuels, and development of hydrogen. [E] CCS reduces carbon emissions by capturing them at source. [F] Can be used to offset remaining carbon emissions, particularly in hard-to-abate sectors such as aviation and industries including cement and steel. Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued 97 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued

Linking Shell's emissions targets to remuneration

We have established remuneration structures to support us in reducing our operational emissions and to support customers in reducing their emissions. The majority of employees participate in the discretionary annual bonus arrangements, which are based on the Group scorecard. Our annual bonus scorecard and Performance Share Awards (PSA) include "Shell's journey in the energy transition" performance metrics, which are designed to align with Shell's Operating Plan and longer-term strategic ambitions.

PSA will be awarded to Executive Directors and around 3,000 other employees across the Group.

See "Directors' Remuneration Report" on pages 176-182.

Energy transition performance condition and the vesting of the 2023 LTIP and PSP awards

For 2023 share awards, assessment of performance is based on Net Carbon Intensity (NCI) reduction against the 2016 base year and supporting strategic themes of reducing Scope 1 and 2 emissions; building a renewable power business; growing new low-carbon energy offerings; and developing emission sinks and offsets. Overall, it was determined that the energy transition performance condition (accounting for 25% of the LTIP award and 12.5% of the PSP award) should vest at 120% of target. See "2023 share award energy transition performance condition: outcome" on pages 189-191 for more information.

See "Annual Report on Remuneration" on pages 183-199.

Energy transition performance condition in the 2025 PSA

For the 2025 PSA, the Shell's journey in the energy transition performance condition had a weighting of 25%. Determination of the extent to which awards will vest will be based on its holistic assessment of progress towards reducing emissions from our operations and supporting our customers to reduce their emissions.

Energy transition performance condition for 2026 PSA

For the 2026 PSA, the Shell's journey in the energy transition performance condition has a weighting of 20% and retains the same performance assessment framework as for 2025. The REMCO's determination of the vesting outcome will be based on its holistic assessment of progress towards reducing emissions from our operations and supporting our customers to reduce their emissions. This will be based on our climate-related targets for our own operations as follows:

- halving Scope 1 and 2 emissions by 2030 under operational control on a net basis (2016 baseline); and
- maintaining methane emissions intensity below 0.2% and achieving near-zero methane emissions intensity by 2030.

The REMCO will also take account of progress in developments that support the energy transition to 2030 and beyond, such as the development of our Power business (including renewables), lower carbon intensity LNG production using, for example, CCS and renewable power, and low-carbon solutions, such as biofuels, electric vehicle charging, hydrogen and CCS. The REMCO will take into account progress towards achieving a 15-20% reduction in NCI by 2030 (2016 baseline), a 15-20% reduction in customer emissions from the use of our oil products by 2030 (2021 baseline) [A], as well as Shell's wider performance in accelerating the energy transition, e.g. demonstrating leadership and advocacy in standard setting, alongside any other factors that the REMCO considers relevant.

[A] This ambition was set in March 2024. Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes CO_2e in 2023 and 569 million tonnes CO_2e in 2021.

See "Annual Report on Remuneration" on page 198 for more information on the proposed performance framework.

Climate-related targets in the annual bonus scorecard

Delivering on our climate-related targets and ambition is part of the annual bonus scorecard, which helps determine annual performance bonus outcomes for senior management and the majority of Shell's employees.

The measures included in the annual bonus scorecard are shown in the table below.

2025 scorecard: Shell's journey in the energy transition

		2025 Target	2025 Performance	2025 Status
LNG volumes [A]	million tonnes per annum	27.5	28.4	Above target
Reducing operational emissions	thousand tonnes of CO_2e	1,050	1,238	Above target
Supporting customer decarbonisation [B]	Number of EV charge points	80,000	83,493	Above target

[A] Equity liquefaction.
[B] For the purpose of the scorecard, the number of electric vehicle (EV) charge points in the supporting customer decarbonisation metric was adjusted to exclude 4,407 electric vehicle charge points divested effective January 2, 2026

The Shell's journey in the energy transition metric reflects progress on our longer-term strategic ambitions. The overall score was above target for the year.

LNG volumes [B]: Performance is measured based on liquefaction volumes. Our score for LNG liquefaction volumes in 2025 reflects strong operational performance across most Integrated Gas assets and a maintenance programme with no major delays.

[B] Equity liquefaction.

Reducing operational emissions: We achieved a significant reduction in operational emissions from abatement, renewable energy, and permanent shutdowns or conversions ("right-sizing"). The main contributors were multiple transformation projects in Rheinland in Germany (Chemicals and Products), compressor electrification in Canada (Integrated Gas) and catalyst improvements in Qatar (Integrated Gas).

Supporting customer decarbonisation: We have continued to expand our network of electric vehicle charge points, mainly driven by growth in China and Ubitricity's portfolio. The business is focused on building a leaner, more profitable e-Mobility network to deliver long-term success.

2026 scorecard: Shell's journey in the energy transition

Given the evolution of the business, and the shift in focus to value over volume, the supporting customer decarbonisation metric will move from assessing the number of electric vehicle charge points to electric vehicle charging gross margin growth.

See "Annual Report on Remuneration" on page 187.

98 Shell Annual Report and Accounts 2025

Assurance of GHG emissions measures Independent limited assurance report to the directors of Shell plc on greenhouse gas emissions Ernst & Young LLP ('EY') was engaged by Shell plc ('Shell', 'the Company') to perform a limited assurance engagement in accordance with International Standard on Assurance Engagements other than Audits or Reviews of Historical Financial Information ('ISAE 3000 (Revised)') and International Standard for Assurance Engagements on Greenhouse Gas Statements (ISAE 3410) to report on the accompanying greenhouse gas (GHG) statement to be included within the "Less Emissions" section within Shell's Annual Report & Accounts for the year ended 31 December 2025 (the "Report"), comprising of the following, hereafter the "Subject Matter". All Subject Matter relates to the year ended 31 December 2025 unless stated otherwise. Scope 1 & 2 Greenhouse Gas Emissions ("GHG Subject Matter") ￮ Scope 1 & 2 Greenhouse Gas Emissions (Operational Control Boundary). Net Carbon Intensity related KPIs ("NCI Subject Matter") ￮ Net Carbon Intensity; and ￮ Scope 3, Categories 1, 3, 9, 11 Greenhouse Gas Emissions (Equity Boundary). In preparing the GHG Subject Matter, the Company applied its internal performance monitoring and reporting requirements that incorporates ISO 14064-01 (2018) and the Greenhouse Gas Protocol (the "GHG Criteria"). The GHG Criteria can be accessed in the Basis of Preparation in the Report. In preparing the NCI Subject Matter, Shell applied the Shell Net Carbon Footprint: Methodology (the "NCI Criteria"). The NCI Criteria can be accessed on shell.com/sustainability/climate. GHG and NCI Criteria, collectively "the Criteria", were designed for the preparation of the Report. As a result, the Subject Matter information may not be suitable for another purpose. Other than as described in the preceding paragraph we did not perform assurance procedures on any other information included in the Report, and accordingly, we do not express an opinion or conclusion on this information. Conclusion Based on the procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the Subject Matter is not prepared, in all material respects, in accordance with the Criteria. Basis for our conclusion We conducted our engagement in accordance with ISAE 3000 (Revised) and ISAE 3410, as promulgated by the International Auditing and Assurance Standards Board (IAASB) and the terms of our engagement letter dated 8 August 2024 and the addendum to the engagement letter dated 14 October 2025 as agreed with Shell. In performing this engagement, we have applied International Standard on Quality Management ('ISQM') 1 Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services engagements, which requires that we design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We have maintained our independence and other ethical requirements of the Institute of Chartered Accountants of England and Wales ('ICAEW') Code of Ethics (which includes the requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants ('IESBA')). We are the independent auditor of the Company and therefore we will also comply with the independence requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities. Responsibilities of the Company The Subject Matter needs to be read and understood together with the Criteria. The directors of the Company are solely responsible for: ￮ the selection of the Subject Matter to be assured; ￮ selecting suitable Criteria against which the Subject Matter is to be evaluated and ensuring the Criteria is relevant and appropriate; ￮ preparing and presenting the Subject Matter in accordance with the Criteria; and ￮ designing and implementing internal controls and other processes they determine is necessary, to enable the Subject Matter to be free from material misstatement, whether due to fraud or error. Responsibilities of Ernst & Young LLP It is our responsibility to: ￮ plan and perform the engagement to obtain limited assurance in respect of whether the Subject Matter has not been prepared in all material respects in accordance with the Criteria; ￮ form an independent conclusion on the basis of the work performed and evidence obtained; and ￮ report our conclusion to the directors of the Company. Our approach We conducted our engagement in accordance with ISAE 3000 (Revised) and ISAE 3410, as promulgated by the International Auditing and Assurance Standards Board (IAASB). Those standards require that we plan and perform our engagement to express a conclusion on whether we are aware of any material modifications that need to be made to the Subject Matter in order for it to be in accordance with the Criteria, and to issue a report. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Our procedures were designed to obtain a limited level of assurance on which to base our conclusion and do not provide all the evidence that would be required to provide a reasonable level of assurance. Although we considered the effectiveness of management's internal controls when determining the nature and extent of our procedures, our assurance engagement was not designed to provide assurance on internal controls. Our procedures did not include testing controls or performing procedures relating to checking aggregation or calculation of data within IT systems. A limited assurance engagement consists of making enquiries, primarily of persons responsible for preparing the Subject Matter and related information and applying analytical and other appropriate procedures. Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued 99 Shell Annual Report and Accounts 2025

Because a limited assurance engagement can cover a range of assurance, the detail of the procedures we have performed is included below, so that our conclusion can be understood in the context of the nature, timing and extent of procedures we performed: Our procedures included: ￮ Made inquiries of management team responsible for managing the Subject Matter and performed walkthroughs to gain an understanding of Shell's processes to capture, aggregate and validate the data required to generate the Subject Matter in-scope for assurance. We also considered the reasonableness of the methodology used and associated assumptions. ￮ Gained and understanding of Shell's methods for developing estimates and assessed whether they are appropriate and have been consistently applied in the preparation of the Subject Matter. ￮ Performed analytical review procedures over the Subject Matter. ￮ Examined the disclosures within the Report for the appropriate presentation of the Subject Matter, including the discussion of limitations and assumptions relating to the data presented. We also performed such other procedures as we considered necessary in the circumstances. Inherent limitations Non-financial information is subject to more inherent limitations than financial information, given the characteristics of the underlying subject matter. Because there is not yet a large body of established practice upon which to base measurement and evaluation techniques, the methods used for measuring or evaluating non-financial information, including the precision of different techniques, can differ, yet be equally acceptable. This may affect the comparability between entities, and over time. Our conclusion is based on historical information and the projection of any information or conclusions in the attached report to any future periods would be inappropriate. The GHG quantification process is subject to scientific uncertainty, which arises because of incomplete scientific knowledge about the measurement of GHGs. Additionally, GHG procedures are subject to estimation (or measurement) uncertainty resulting from the measurement and calculation processes used to quantify emissions within the bounds of existing scientific knowledge. Use of our report This report is produced in accordance with the terms of our engagement letter dated 8 August 2024 and the addendum to the engagement letter dated 14 October 2025, solely for the purpose of reporting to the directors of Shell in connection with the Subject Matter for the period ended 31 December 2025. Those terms permit disclosure on Shell's website, solely for the purpose of the Company showing that it has obtained an independent assurance report in connection with the Subject Matter. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's directors as a body, for our work, for this report, or for the conclusions we have formed. This engagement is separate to, and distinct from, our appointment as the auditor to the Company. /s/Ernst & Young LLP Ernst & Young LLP March 11, 2026 1 More London Place London SE1 2AF Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued 100 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions

Other regulatory disclosures

GHG emissions and energy consumption data – information provided in accordance with UK regulations

Data in this section are consolidated using the operational control approach. Under this approach, we account for 100% of the GHG emissions and energy consumption in respect of activities where we are the operator, irrespective of our ownership percentage.

Reporting on this operational control basis differs from that applied for financial reporting purposes in the "Consolidated Financial Statements".

See "Basis of preparation – absolute Scope 1, 2 and 3 emissions" on page 94.

GHG emissions in million tonnes of CO_2 equivalent

(operational control boundary)	2025	2024	2023
Scope 1 emissions (gross) [A]			
Shell	46	50	50
UK including offshore area	1.6	1.6	1.7
Scope 2 emissions (gross)			
Market-based [B]			
Shell	7	8	7
UK including offshore area	0.06	–	–
Location-based [C]			
Shell	7	8	8
UK including offshore area	0.04	0.04	0.04
Shell GHG intensity in tonnes per tonne			
Shell GHG intensity [D]	0.27	0.27	0.27

[A] Emissions from the combustion of fuels and the operation of our facilities, calculated using global warming potential (GWP) factors from the IPCC's Fifth Assessment Report.
[B] Emissions from the purchase of electricity, heat, steam and cooling for our own use globally, calculated using a market-based method as defined by the GHG Protocol Corporate Accounting and Reporting Standard.
[C] Emissions from the purchase of electricity, heat, steam and cooling for our own use, calculated using a location-based method as defined by the GHG Protocol Corporate Accounting and Reporting Standard.
[D] In tonnes of total Scope 1 and 2 gross emissions per tonne of crude oil and feedstocks processed and petrochemicals produced in downstream manufacturing and oil and gas available for sale, LNG and GTL production in Integrated Gas and Upstream.

Data inputs used in the calculation of Shell's GHG intensity are as follows:

Inputs used for calculating Shell's GHG emissions intensity

(operational control boundary)		2025	2024	2023
A	Scope 1 emissions (gross) [A]	46	50	50
B	Scope 2 emissions (gross) [A]	7	8	7
C=A+B	**Total Scope 1 and 2 GHG emissions (gross) [A]**	**53**	**58**	**57**
D	Total oil and gas production available for sale [B]	101	114	111
E	Refinery crude and feedstock processed [B]	54	60	62
F	Chemicals total production [B]	21	25	21
G	LNG production [B]	11	12	10
H	GTL production [B]	7	6	6
I=D+E+F+G+H	**Total Upstream, Integrated Gas and Downstream activity [B] [C]**	**193**	**217**	**210**
J=C/I	**Shell GHG intensity [D]**	**0.27**	**0.27**	**0.27**

[A] In million tonnes CO_2 equivalent.
[B] In million metric tonnes of production. The production data in this table (operational control basis) are not directly comparable with the production data reported elsewhere in this Report (reflecting the sum of production under financial control and share of joint ventures and associates).
[C] Split may not add up to the total due to rounding.
[D] In tonnes of CO_2 equivalent per tonne of production.

Energy use in our operations

The energy consumption data provided below comprise own energy, generated and consumed by our facilities, and energy purchased (electricity, steam and heat) by our facilities for our use.

Energy consumption data reflect primary (thermal) energy (including the energy content of fuels used to generate electricity, steam, heat and mechanical energy). This includes energy from renewable and non-renewable sources.

Own energy generated is calculated by multiplying the volumes of fuels consumed for energy purposes by their respective lower heating values. Own energy generated that is exported to third-party assets or to the power grid is excluded.

Thermal energy for purchased and consumed electricity is calculated using actual electricity purchased multiplied by country-specific electricity generation efficiency factors from International Energy Agency (IEA) statistics.

Thermal energy for purchased and consumed steam or heat is calculated from actual steam or heat purchased multiplied by a supplier-specific conversion efficiency, or a generic efficiency factor where supplier-specific data are not available.

101 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Less emissions | Other regulatory disclosures continued

Our energy consumption decreased from 212 billion kilowatt-hours (kWh) in 2024 to 189 billion kWh in 2025.

Energy consumption in billion kWh

	2025	2024	2023
Own energy generated and consumed			
Shell	159	179	174
UK including offshore area	6.1	6.2	6.1
Purchased and consumed energy			
Shell	30	33	31
UK including offshore area	0.3	0.2	0.2
Energy consumption			
Shell	189	212	205
UK including offshore area	6.4	6.4	6.3

In 2025, we implemented a variety of measures to reduce the energy use and increase the energy efficiency of our operations. Examples of these are listed below (with estimated total savings of around 830 million kWh in 2025):

- At our GTL asset in Qatar: improvements to catalyst performance which resulted in reduced generation of off-gas leading to lower energy consumption.
- At our Prelude site in Australia: implementation of advanced process control for liquefaction.
- At our upstream operations in the UK: reduction of the glycol recirculation rate while still meeting dewpoint specification on an offshore platform.
- At our Sarawak and Sabah assets in Malaysia: installation of Electronic Fuel Monitoring Systems on standby vessels improving energy efficiency and reducing fuel consumption.
- At our Shell MDS site in Malaysia: project to use off-gas previously flared thereby reducing natural gas consumption.
- At our Rheinland site in Germany: optimization of the heater gas control system allowing the switch from natural gas to heating gas.

Corporate Sustainability Reporting Directive (CSRD) and the EU Taxonomy Regulation

The EU Taxonomy Regulation is a classification system for determining when an economic activity can be considered environmentally sustainable according to EU standards. It aims to encourage investment in a low-carbon economy by creating common definitions of sustainability and mandatory disclosures to help investors make informed decisions.

In anticipation of the transposition by the Netherlands of the EU CSRD into national law, Shell's Sustainability Statements for the year ended December 31, 2025 are presented on a voluntary basis. Shell plc will come fully into scope of the EU Taxonomy Regulation upon the transposition of the CSRD by the Netherlands into law. The CSRD extends the EU Taxonomy Regulation's reporting obligations to third-country issuers that are listed on European exchanges.

See "EU Taxonomy disclosure" on pages 370-376.

102 Shell Annual Report and Accounts 2025

Our foundations We care about each other, our work, and about doing business the right way. Our core values of honesty, integrity and respect for people, and our focus on safety, people and sustainability, form the foundations of Shell. We are guided by the Shell General Business Principles and our Code of Conduct. Our approach to sustainability takes into account the impacts, risks and opportunities related to climate, environment, safety, ethics, people and communities. Safety is central to what we do, reflected in our Goal Zero ambition to do no harm to people and to have no leaks across our operations. Our people are key to our success and we expect everyone who works for us to behave according to our values. As well as providing vital energy, our activities contribute to economies and communities through job creation, spending on goods and services, and through the payment of taxes and royalties to governments. We believe business succeeds only when it respects the environment and the communities within which it works. We seek to manage our impact on communities, while working to protect the environment, increase reuse and recycling, support biodiversity and use resources efficiently. 104 Our approach to sustainability 111 Safety 114 Our people 118 Our contribution to society 120 Environment 123 Living by our values Strategic Report | Performance in the year 103 Shell Annual Report and Accounts 2025

Our approach to sustainability For almost three decades, our commitment to contribute to sustainable development has been part of the Shell General Business Principles. We embed this commitment into our business processes and decision-making, supported by governance structures, policies and operating standards. Our approach to sustainability takes into account the impacts, risks and opportunities related to climate, environment, safety, ethics, people and communities. This is underpinned by the Shell Commitment and Policy on Health, Security, Safety, the Environment and Social Performance (HSSE & SP), and our Safety, Environment and Asset Management (SEAM) Standards, which are part of the Shell Performance Framework. In anticipation of the transposition by the Netherlands of the EU Corporate Sustainability Reporting Directive (CSRD) into national law, Shell's Sustainability Statements for the year ended December 31, 2025 are presented on a voluntary basis. The CSRD requires certain European and non-European companies (including Shell plc due to its listing on Euronext Amsterdam) to make disclosures on environmental, social and governance topics in accordance with reporting standards set out in the European Sustainability Reporting Standards (ESRS). The "Sustainability Statements" section (pages 336-426) forms an integral part of the consolidated management report [A]. [A] The consolidated management report, as referenced in the CSRD, includes the Strategic Report and Governance sections of the Annual Report and Accounts. Photo: Executive Committee and Board visit to Australia, 2025. Governance Board oversight of sustainability including climate-related impacts, risks and opportunities Our governance framework is designed to effectively support our strategy, which is to deliver more value with less emissions, underpinned by our focus on safety, people and sustainability. See "Our strategy" on pages 9-11. We describe Shell's overall governance framework on pages 151-152 and provide information on the roles of the Board of Directors, Board Committees and the Executive Committee (EC). The Board has primary oversight of the delivery of Shell's strategy and monitors performance against our longer-term business targets. This includes the management of sustainability-related impacts, risks and opportunities. The Board periodically reviews our energy transition plans and oversees their implementation and delivery. In March 2024, we published our Energy Transition Strategy 2024, as endorsed by the Board, which included our climate-related targets and ambition. At Capital Markets Day in March 2025, we maintained our commitment to deliver more value with less emissions, with no changes to our climate-related targets and ambition. The progress on these climate- related targets and ambition can be found in "Our climate-related metrics, targets and ambition" on pages 87-98. In 2025, the Board considered sustainability-related matters throughout the year, such as the assessment of sustainability-related risks and the effectiveness of corresponding risk management activities. The Board also challenged and endorsed the operating plan, with consideration of major capital expenditures, acquisitions and divestments. In 2025, the Board convened 10 times and continued to oversee our strategy and sustainability initiatives, including at the Board offsite days in June 2025. The nature of topics discussed by the Board in 2025 can be found in "Board activities" on page 153. A full description of sustainability- related principal risks can be found in the "Risk factors" on pages 125-135. Strategic Report | Performance in the year | Our Foundations 104 Shell Annual Report and Accounts 2025

Board committees The Board is supported by four standing committees: the Sustainability Committee (SUSCO), the Remuneration Committee (REMCO), the Audit and Risk Committee (ARC) and the Nomination and Succession Committee (NOMCO). Sustainability-related matters are considered by the Board or the relevant committee, as appropriate. Committees, comprising Non-executive Directors, provide regular updates to the Board, including from committee meetings and stakeholder engagements. The SUSCO assists the Board in fulfilling its responsibilities by providing oversight of emerging trends related to disclosed sustainability impacts, risks and opportunities, excluding carbon and safety (which remain matters for the Board). The SUSCO also performs such further functions related to sustainability, including undertaking deep dives on sustainability topics, as the Board and Committee may agree. The SUSCO met four times in 2025, with sustainability-related matters discussed at each meeting. Details on focus areas and meetings in 2025 can be found in the SUSCO report on pages 165-166. The REMCO develops the remuneration policy and schemes for Executive Directors, EC members and the majority of Shell's employees. It also sets performance conditions designed to challenge and support the EC in meeting our strategy of more value with less emissions, underpinned by our focus on safety, people and sustainability. The REMCO met six times in 2025, with sustainability-related matters relevant to remuneration being regularly addressed. Details of the REMCO's focus areas and meetings in 2025 can be found in the Directors' Remuneration Report on pages 176-182. The NOMCO leads the process for appointments to the Board and Senior Management and oversees the development of a diverse succession line of candidates. The NOMCO also reviews the Company's policy, targets and strategy on diversity, equity and inclusion (DE&I), and monitors the effectiveness of these initiatives. The NOMCO met four times in 2025, with sustainability-related matters regularly addressed. Details on the NOMCO's focus areas and meetings in 2025 can be found in the NOMCO report on pages 162-164. The ARC assists the Board in fulfilling its oversight responsibilities in areas such as the effectiveness of our risk management and internal control framework. The ARC also provides oversight in respect of material reporting disclosures in the Company's annual reports, half- yearly reports and quarterly results releases. Significant issues identified by the business or functional owners are escalated to and reviewed by the ARC as required. The ARC met seven times in 2025, with sustainability-related matters regularly addressed. Details on the ARC's focus areas and meetings in 2025 can be found in the ARC report on pages 167-175. Performance and remuneration Our remuneration schemes, including the annual bonus and long-term incentive awards, are designed to support Shell in achieving our strategy. Almost all employees participate in the annual bonus scheme. Executive Directors, senior executives and certain key employees participate in the long-term incentive awards, which aim to retain and ensure recipients have a greater investment in Shell's future. In respect of 2025 outcomes, Shell's safety and energy-transition- related performance metrics each form 15% of the annual bonus scorecard. A metric for "Shell's journey in the energy transition" forms 25% of the long-term incentive awards for Executive Directors and senior executives and 12.5% for all other employees. The remuneration schemes are all linked to sustainability elements, including climate and safety. The Directors' Remuneration Report provides further details on key sustainability-related performance indicators. Supporting governance committees There are three key supporting management committees, with representatives from across Shell, which play a critical role in driving sustainability-related elements of our strategy. These committees each have direct lines of reporting to the Board and its committees. ￮ The Strategy and Investment Committee (SIC) was established in June 2025 and supersedes the Capital Investment Committee. The SIC is the decision forum for material capital investment decisions with the aim of optimising capital allocation and ensuring active stewardship of the portfolio in service of delivering our strategy. The SIC reviews each investment opportunity that, due to its size or risk profile, is subject to approval by the CEO or the Board. These reviews ensure that risk-reward trade-offs and other defined criteria (including carbon emissions impacts) are embedded in investment decision-making. This committee is made up of senior executives, including the CEO, CFO and individual business presidents. ￮ The Carbon Reporting Committee (CRC) is sponsored by the CFO and includes senior management representatives focusing on climate-related matters from across the businesses and key functions such as Safety, Environment and Asset Management (SEAM), Finance, Legal, Information Technology and Strategy. The CRC is responsible at the Group level for the Carbon Reporting Control Framework, the calculation methodologies and reporting of GHG emissions metrics, and the review and approval of external GHG- related disclosures to ensure compliance. ￮ The Sustainability Management Committee (SMC) is sponsored by the CFO and includes senior management representatives with exposure to material sustainability areas from the businesses and functions, including Supply Chain, Finance, Legal and Human Resources. The SMC aims to provide an integrated approach to sustainability by addressing cross-business risks and dilemmas, and driving the co-ordination, simplification and performance improvement of environment and people sustainability topics, focusing on regulatory compliance and value protection and creation. The SMC also maintains a forward view on emerging themes to ensure Shell's future competitiveness and resilience through the energy transition. In addition to these committees, our network of country chairs supports the delivery of Shell's objectives and the operating plan (including sustainability-related initiatives) and supports preserving integrated country value with a long-term perspective. They lead Shell's reputation management, policy and advocacy ambitions in country, and ensure an integrated, local stakeholder engagement plan is maintained and implemented. Business assurance Each EC member must submit an annual assurance letter to the CEO that their business or function's activities have been conducted in accordance with the requirements set out in our Commitment and Policy on HSSE & SP and our SEAM Standards. This assurance includes an assessment of the effectiveness of our internal controls in managing sustainability-related risks. Independent assurance Shell Internal Audit and Investigations (SIAI) provides independent assurance of sustainability-related risks as part of its broader mandate and advises management and the Board on the effectiveness of internal controls. For further information, see "Internal Audit" on page 172. Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued 105 Shell Annual Report and Accounts 2025

Management's role in assessing and managing sustainability including climate-related impacts, risks and opportunities Sustainability including climate governance [A] President, Projects & Technology was responsible for SEAM Standards, supply chain, major projects and technology development in 2025 and up to the leave date of February 28, 2026. Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued 106 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued

Processes by which management is informed about sustainability including climate-related issues
We have several processes to help ensure that management teams can effectively monitor and manage sustainability matters. Our response to the evolving risk outlook requires transparency and clarity around our plans and actions to achieve our sustainability targets.

We have established a number of policies, standards, frameworks, internal forums and capability development programmes related to sustainability, climate change and the energy transition. These are employed at all levels of the organisation and seek to monitor, manage and review sustainability issues.

Each business and function regularly reviews its risk profile, risk responses and assurance activities throughout the year to ensure sustainability-related risks are effectively addressed and managed. These reviews and insights are also used to provide management with regular updates on the operational management of sustainability and to help us to update our plans and guide our day-to-day operational decisions and our risk response plans.

Policies and standards

Our commitment to contribute to sustainable development has been part of the Shell General Business Principles (SGBP) since 1997. These principles are supported by our Code of Conduct [A], which describes the behaviours expected of our employees with regard to sustainability-related matters including HSSE & SP, human rights and equal opportunities.

[A] In January 2026, we introduced the refreshed Code of Conduct.

The Shell Performance Framework (SPF) is the overarching framework adopted by Shell to deliver on its strategy and business objectives. It applies to all Shell companies and provides a consistent approach for how each company in Shell operates. It includes our risk management and internal control framework to support adherence to the SGBP and Code of Conduct.

See "Living by our values" on pages 123-124 and "Shell Performance Framework" on page 212.

Shell's policies and standards aligned with the Shell Performance Framework (SPF)

Group Policies
- Shell General Business Principles (SGBP)
- Code of Conduct
- Commitment and Policy on HSSE & SP

Group Standards
- Safety, Environment and Asset Management (SEAM) Standards
- Legal Group Requirements
- Opportunity Realisation Standard

Group Practices and assurance protocols
- Guidance on how to operate within the Group Standards
- Support for outcome-based assurance

Local management systems
- Operating standards and procedures
- Process descriptions

Worksite-specific instructions


a
b
Group SPF components
Local components
a Shell Group
b Business, asset and project

Commitment and Policy on HSSE & SP
The Shell Commitment and Policy on HSSE & SP is a set of core principles intended to ensure the health and safety of our workforce, minimise environmental impact, respect our neighbours and contribute to sustainable development.

SEAM Standards
We implement the Commitment and Policy on HSSE & SP through a set of five standards under the SPF collectively referred to as the Safety, Environment and Asset Management (SEAM) Standards. The SEAM Standards require the businesses, projects and assets we operate to identify and manage impacts, risks and opportunities so their activities can be carried out in a safe, environmentally responsible and consistent way.

We aim to comply with all regulations and follow the requirements set out in our SEAM Standards to develop suitable governance structures and mitigation strategies designed to prevent HSSE risks from materialising. We use metrics and assurance processes to give us confidence that our systems and processes are working as intended and highlight areas of risk before incidents happen. Further, if an HSSE risk materialises, we aim to ensure that we avoid the worst possible consequences and have ways to remediate any environmental damage. For example, our standards describe the key controls required to ensure safe production and equipment care, and the types of skills and training that are required for relevant employees. They also describe emergency response plans to be followed should an incident occur.

Each project, asset or business is accountable to assess which mandatory requirements are relevant based on their objectives, risk profile and activities, and to apply these via their local management system. The requirements are designed to be outcome-based – meaning they define the desired results and allow the business to determine a fit-for-purpose process to achieve them. They are supported by practice documents, which share best practices for implementation, as well as assurance protocols to assist in testing the health of controls.

107 Shell Annual Report and Accounts 2025

The requirements align with industry standards where practicable. Where applicable, we follow the most stringent of either our SEAM Standards or local regulations. In some cases, where no local regulation exists, our standards set mandatory requirements based on internationally accepted standards or practices. Requests for exceptions from the SEAM Standards must be reviewed and advised on by subject matter experts and authorised by a senior executive for the relevant business, asset or function. Permanent exceptions are reviewed on an annual basis and are subject to conditions. The five SEAM Standards are described below. SEAM Standards HSSE & SP and Asset Management Foundations This standard includes requirements intended to manage the common elements of our processes and management systems. These include our assurance processes, HSSE & SP risk management practices, impact assessment, contractor HSSE management, performance monitoring and reporting, and learning and improvement, among others. Carbon, Environment, Social Performance, Product Stewardship and Quality This standard includes managing our decarbonisation targets, protecting biodiversity, preserving water quality, improving air quality and increasing circularity. It also covers the mitigation of social impacts arising from our business activities and management of any hazards associated with the products we make, buy, sell or handle. See "Less emissions" on pages 72-102, "Our contribution to society" on pages 118-119 and "Environment" on pages 120-122. Workplace Health, Safety, and Security This standard is about protecting workers involved in our activities from potential health and safety hazards that may cause harm to them or others. It includes worker welfare and labour rights, and contains requirements intended to protect our people and assets from security threats. Process Safety and Asset Management This standard is about keeping hazardous substances contained in wells, pipes, tanks and vessels. In the SEAM Standards, we have integrated Asset Management work processes with Asset Integrity- Process Safety Management, which streamlines requirements and recognises the alignment of operating safely and optimising production in our assets. Transport Safety This standard is about reducing the safety risks posed during transport of people, products and materials by road, rail, sea or air. See "Safety" on pages 111-113. Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued 108 Shell Annual Report and Accounts 2025

Sustainability including climate impact, risk and opportunity management We use two key processes for assessing and managing sustainability including climate-related impacts, risks and opportunities — Impact Assessment and the Hazards and Effects Management Process (HEMP). These are covered in the HSSE & SP and Asset Management Foundations Standard in alignment with our broader risk management practice in the SPF. For more information on our risk management processes, see "Risk management" on page 125. When planning projects, we conduct impact assessments, which help us to identify and assess a project's potential impact on the environment, people and communities. Once identified, we apply a mitigation hierarchy, which is a sequence of actions to manage potential risks. For example, in a biodiversity context, we seek to avoid, minimise, restore and offset. HEMP is applied to identify, assess and manage HSSE & SP risks in our projects and operations. This systemic approach starts with the identification of potential hazards (such as working at heights) and evaluation of their likelihood and potential impact. We then implement controls (such as fall protection) to reduce the risks to as low as reasonably practicable (ALARP). In doing this, we apply the hierarchy of controls, which prioritises the elimination, substitution and isolation of hazards, before implementing engineered safeguards, administrative controls and personal protective equipment. We monitor the effectiveness of these controls via regular assurance activities. Non-operated ventures More than half of Shell's joint ventures are not operated by Shell. As per our SGBP, Commitment and Policy on HSSE & SP and our joint-venture requirements in the HSSE & SP and Asset Management Foundations Standard, we request non-operated ventures (NOV) to apply policies and principles materially equivalent to our own and, in relation to particular (higher- impact) risks, implement materially equivalent standards or standards acceptable to us. We do not have direct control over how these ventures embed sustainability in their operations, but we do seek to influence and offer support. We periodically evaluate sustainability, including climate-related impacts, risks and opportunities, within our NOVs, and if an NOV does not meet our expectations, we seek to influence it to implement performance improvement plans. Sustainability including climate through the life cycle Our principles, policies and standards regarding sustainability, including climate, extend across the entire lifespan of a project or the facility -- from initial design and construction or acquisition to operation over many years and, finally, divestment or decommissioning. Acquisitions and divestments Shell considers several factors, including regulations, sustainability and alignment with our strategy, in our review of potential new investment opportunities and divesting from existing opportunities. Sustainability factors, including emissions, are considered during the due diligence process for material acquisitions and divestments. Before acquiring or divesting a business, we take care to assess the counterparty's financial strength; operating capabilities; policies governing HSSE & SP; ethics and compliance; and, where relevant, its approach to social performance. For material divestment proposals, such reviews allow us to assess the potential purchaser's capability to manage the assets and surrounding environment in accordance with regulatory requirements and industry best practices, as well as the transition of sustainability-related responsibilities and commitments, as appropriate. Where applicable, we also share our existing emissions reduction plans in relation to compliance with regulations and commitments for the purchaser's consideration. Decommissioning and restoration Decommissioning is part of the normal life cycle of every asset. We aim to decommission assets, including wells, in a safe, cost-effective and environmentally responsible manner while meeting regulatory requirements. This includes restoring the sites of assets in line with relevant legislation, while taking our own environmental standards into account. We seek to reuse, repurpose and recycle materials in decommissioning. Current and non-current decommissioning liabilities and other provisions are accounted for on our balance sheet. See Note 25 to the "Consolidated Financial Statements" on page 291. Working with others Shell understands the need to work with others to achieve our commercial, environmental and social goals. We engage with local communities and other stakeholders in all our activities. We listen to their ideas and the concerns they might have so these can be addressed in the design and operation of our assets. Shell participates in external collaborations, industry associations and partnerships. We do this in compliance with antitrust rules and regulations. These engagements are a proven way to learn and share best practices, achieve specific objectives and build trust with the many different stakeholders who have an interest in Shell. Our key sustainability, including climate, partnerships include the International Union for the Conservation of Nature (IUCN), Ipieca (the global oil and gas industry association for advancing environmental and social performance across the energy transition), United Nations Global Compact, Business for Social Responsibility (BSR), Rocky Mountain Institute (RMI) and World Business Council for Sustainable Development (WBCSD). These organisations, and many others, help inform our thinking on sustainability including climate-related risks, opportunities and good practices. Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued 109 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued

Non-Financial and Sustainability Information Statement

The table below constitutes Shell's Non-Financial and Sustainability Information Statement, produced to comply with sections 414CA and 414CB of the Companies Act 2006 (as amended by The Companies (Strategic Report) (Climate-related Financial Disclosure) Regulations 2022).

Non-Financial and Sustainability Information Statement

Reporting requirement	Where to read more in this Report	Page
Business model	Our strategy	9
Non-financial KPIs	Performance indicators	16
Environmental matters	Less emissions Environment	72 120
Sustainability and climate change and TCFD disclosures	Less emissions	72
Employees	Our people Directors' Remuneration Report	114 176
Social matters	Our contribution to society	118
Respect for human rights	Our contribution to society	118
Anti-corruption and anti-bribery matters	Living by our values	123
Risk	Risk management and risk factors Less emissions Audit and Risk Committee Report	125 72 167

Task Force on Climate-related Financial Disclosures (TCFD)

Shell supports the recommendations of the TCFD. In accordance with the UK Listing Rule 6.6.6R, and set out below, we report our climate-related financial disclosures consistent with all the TCFD Recommendations and Recommended Disclosures [A]. We also consider relevant supplemental guidance including, for example, the TCFD's additional guidance "Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures" (also known as the 2021 TCFD Annex) published in October 2021 by the TCFD. We continue to align and enhance our climate-related disclosures.

TCFD disclosures index

TCFD Pillars	TCFD Recommended Disclosures	Reference
Governance	Describe the board's oversight of climate-related risks and opportunities	Board oversight of sustainability including climate-related risks and opportunities is described on page 104.
	Describe management's role in assessing and managing climate-related risks and opportunities	Management's role in assessing and managing sustainability including climate-related risks and opportunities is described on page 106.
Strategy	Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term	See page 75.
	Describe the impact of climate-related risks and opportunities on the organisation's business, strategy, and financial planning	See page 80.
	Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	See page 81.
Risk Management	Describe the organisation's processes for identifying and assessing climate-related risks	Descriptions of the company's processes used to identify and assess risks, including climate-related risks, can be found on page 125 under the paragraphs "Risk identification" and "Risk assessment".
	Describe the organisation's processes for managing climate-related risks	Descriptions of the company's processes used to manage risks, including climate-related risks, are described on page 125 under the paragraphs "Risk Response" and "Management and Board risk reviews".
	Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management	Our climate-related risk management process follows the approach set out by the Shell Performance Framework, ensuring that it is integrated into the Company's overall risk management processes, and is described on page 125 in the section "Risk Management".
Metrics and Targets	Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk-management process	See page 88.
	Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks	See page 88.
	Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	See page 95.

Information that supports TCFD disclosures is indicated with T.

[A] By this we mean the four recommendations and the 11 recommended disclosures set out in Figure 4 of Section C of the report titled "Recommendations of the Task Force on Climate-related Financial Disclosures" published in June 2017 by the TCFD.

110 Shell Annual Report and Accounts 2025

Safety As we implement our strategy, we will continue to focus on achieving our Goal Zero ambition: to do no harm to people and to have no leaks across operations. This goal lies at the very heart of our plans and our activities. The nature of our operations exposes us to a wide range of safety risks. We plan and execute our work with the aim of preventing harm to people or leaks to the environment and to be prepared to respond if something goes wrong. We seek to improve safety by focusing on the three areas where the safety risks associated with our activities are highest: personal safety, process safety and transport safety. We strive to reduce risks and to minimise the potential impact of any incident. We place a particular emphasis on the risks that could lead to the most serious consequences if they materialise. We have adopted the International Association of Oil & Gas Producers (IOGP) Human Performance Principles, which is the industry standard for managing human performance to improve safety and productivity. Shell people are encouraged to apply a learner mindset, which embodies the belief that we can always improve, enhance individual capabilities, learn from mistakes and successes, and speak up freely without repercussions. In practice, our approach to safety is about enhancing how we prepare for and conduct high-risk activities by: ￮ improving our preparation and execution of front-line work, building an environment of trust and learning; ￮ moving to industry-wide tools so that Shell and contractors work on the same basis to manage risks; and ￮ using technology to reduce exposure and identify conditions that could lead to serious incidents. It is also about capturing more insights by: ￮ focusing on eliminating fatality and permanent impairment (FPI) incidents and learning from high-potential incidents where the most serious consequences that could have led to an FPI did not materialise; ￮ focusing on learning from losses or potential losses of containment, and on any degradation of barriers designed to prevent or minimise the consequences of leaks; ￮ capturing underlying causes through incident investigations; and ￮ embedding lessons learned in our training and instructions for future work. Our approach is governed by our Safety, Environment and Asset Management (SEAM) Standards, which set out our detailed requirements for personal, process and transport safety. See page 107 of "Our approach to sustainability". Assurance activities play a key role for Shell in providing real-time feedback concerning the health of critical human and technical safeguards that help prevent a safety incident. Our assurance activities aim to verify the design and functioning of controls, validate the overall efficiency of risk management and highlight areas for improvement. We report data in this section on a 100% basis for companies and joint ventures in which Shell is the operator, unless stated otherwise. Technology and safety We are using digitalisation and AI to gather and process data from our operations and to improve analysis and reporting. This enables us to act more quickly to ensure safe and efficient operations. We continue to expand the deployment of T-Pulse, an AI-automated safety monitoring solution developed by Detect Technologies. T-Pulse uses closed circuit television (CCTV) to identify and report real-time safety issues, unsafe acts, conditions and potential leaks. These observations are used to inform the sites and enable them to take more focused preventative measures. Sites have achieved an average 70% reduction in the number of safety observations made by T-Pulse since the start of deployment. This includes categories such as line of fire and material handling. We continue to roll out active fatigue and distraction detection (AFDD) devices across Shell-operated ventures and affiliated contractor vehicles, starting with high-risk countries then expanding to lower-risk ones. These devices, currently in use in 20 countries, monitor fatigue and distraction to help improve driving behaviour, provide feedback and generate insights that help us to improve operating practices. On average, we have seen a 25% reduction in the severe motor vehicle incident (SMVI) rate for heavy transport vehicles globally, compared to individual locations benchmarks prior to deployment. Strategic Report | Performance in the year | Our Foundations 111 Shell Annual Report and Accounts 2025

Personal safety We continue to focus on strengthening the safety culture and leadership among our employees and contractors. This aligns with our focus on care for people. Our SEAM Standards establish requirements for managing occupational health and safety hazards that have the potential to result in harm to people. When our employees and contractors perform tasks, we expect them to consider the hazards that could potentially cause harm and the effectiveness of the barriers in place to prevent incidents and manage the consequences should an event occur. We establish and maintain competence management systems to help ensure people are competent to perform their roles and responsibilities. We run safety awareness programmes and hold an annual global Safety Day to give employees and contractors time to discuss safety culture on the front-line and to reflect on how to prevent incidents and improve performance. In 2025, the focus was on "How I respond matters" because how each of us responds to concerns, dilemmas and errors sets the tone for our workplace and influences our culture. These responses can either lead to learning or diminish the opportunity to improve. Demonstrating care and responding positively to concerns encourages staff to raise issues and ideas in the future. Process safety Process safety management is about keeping hazardous substances inside pipes, tanks and vessels, and ensuring that well fluids are contained during construction, interventions (such as maintenance) and incidents. Our SEAM Standards establish requirements from project design and construction throughout the life cycle of the asset to keep sites, employees, contractors and communities safe. Our SEAM Standards set out our requirements for managing process safety risks, from identifying potential safety hazards to designing the controls that prevent them from occurring. Our standards require the use of barriers that operate independently of each other to reduce the likelihood of a release becoming catastrophic. Such barriers are designed so that if one fails, this does not lead to the failure of others. In 2025, we continued to focus on standardising our risk assessment tools, improving human performance, working to mitigate process safety risks and moving from lagging indicators (measuring past outcomes) to leading indicators for future performance. With the implementation of the SEAM Standards, our assurance methodologies for process safety have been updated to provide more insight on the health of barriers designed to reduce the likelihood of leaks and mitigate any potential consequences should a leak occur. We continue to learn from investigations into industry incidents and embed this knowledge into our process safety standards and training programmes. Preparing for emergencies We prepare and routinely practise our emergency response plans for potential events, such as spills or fires. This involves working closely with local emergency services and regulatory agencies to jointly test our plans and procedures. Shell requires key operating facilities to test their emergency response preparedness in accordance with regulatory requirements and in line with industry best practices. In 2025, we held large-scale emergency response exercises in Brazil, the Gulf of America, Brunei and Qatar. We manage three regional Emergency Response Leadership Councils for the Americas; Asia-Pacific; and Europe, the Middle East and Africa. The councils bring together experts from different teams that need to be able to work together in case of emergencies. In 2025, the councils' annual regional conferences covered a variety of topics, such as lessons learned, fire dispersion modelling, cloud vapour ignition, drone application, rail response tactics and response preparedness. Transport safety Transporting large numbers of people, products and equipment poses safety risks. We seek to reduce these risks by developing best-practice standards within Shell. We also work with specialist contractors, industry bodies, non-governmental organisations and governments to find ways of reducing transport safety risks. Road safety In 2025, we continued to focus on strengthening our controls and implementing technologies that help us to better detect the conditions that can lead to incidents. Our SEAM Standards require Shell employees and contractors who are identified as driving on work- related business on public roads to undergo defensive driver training. In 2025, Shell employees and contractors drove around 326 million kilometres on company business, equivalent to approximately 8,135 times around the world. Transport managed by contractors accounts for most of the kilometres driven. There were 14 SMVIs, including one fatality. An SMVI is defined as a motor vehicle incident resulting in a fatality, serious injury or a rollover of a vehicle. Maritime safety At the end of 2025, we managed and operated a global fleet of 23 tankers, LNG carriers and the world's first liquefied hydrogen carrier. We are one of the world's largest charterers of oil and gas vessels. We work with our global maritime partners through our Maritime Partners in Safety Programme to improve the safety performance of the shipping industry. Aviation safety Aviation safety is fundamental to protecting lives. Our aviation standards are aligned with the IOGP Air Transport Recommended Practices and include processes for identifying and managing risks across fixed-wing aircraft, helicopters and remotely piloted systems. In 2025, for Shell-operated ventures, our owned and contracted aircraft flew around 30,000 hours and carried around 212,000 Shell and contractor passengers to destinations around the world. In addition, remotely piloted aircraft completed flights on surveys, inspections, emissions surveillance, and security and incident response. See shell.com for more information on transport safety. Photo: Robert deep-water training centre, Louisiana, USA. Strategic Report | Performance in the year | Our Foundations | Safety continued 112 Shell Annual Report and Accounts 2025

Working with others We work with contractors and suppliers to help them understand our safety requirements. We strive to improve the energy industry's safety performance by sharing safety standards and experience with other operators, joint-venture partners, contractors and professional organisations. Executives from Shell and our major contractor companies have collaborated on Shell's contractor safety leadership programme since 2014. The programme seeks to identify strategies and practical ways to foster a shared safety culture and achieve our Goal Zero ambition of no harm and no leaks. The current multi-year focus is "Learning from Normal Work". Safety performance Tragically, four of our contractor colleagues in Shell-operated ventures lost their lives in incidents in 2025 while working for us. One contractor colleague who sustained burn injuries in a flash fire at our EcoOils facility in Malaysia in February 2025 passed away later that month. A contractor colleague working on a mobile drilling rig in Malaysia was trapped by a hydraulic watertight door and lost his life in April 2025. Another contractor colleague in Argentina died when the minivan he was travelling in was hit by a third-party vehicle in July 2025. In November 2025, a contractor colleague died as result of falling from a height from a crane cabin on a contracted drilling rig in the North Sea. Shell is profoundly impacted by this loss of life. We are committed to learning from these incidents, and we aim to take the necessary measures to prevent anything similar from happening again. We continue to work closely with our contractors to help build a strong safety culture at the front-line. We have adopted the IOGP metrics of fatality and permanent impairment (FPI) and FPI frequency (FPI-F) to measure our safety performance. FPI is defined as the outcome of work-related injury from which the person cannot or is not expected to return to their previous whole person function as a result of an acute single incident. FPI-F is calculated by dividing the number of employee and contractor FPIs by 100 million working hours. Analysing FPIs enables us to focus our investigations on the most serious incidents. The aim is to collect and analyse relevant, high-quality data that can help us improve our efforts to prevent serious injuries and fatalities. See The REMCO's reflections on safety on page 186. In 2025, the number of FPIs was 8, compared with 8 in 2024. The FPI-F was 2.1 cases per 100 million working hours compared with 1.7 in 2024. The number of FPIs for 2024 was revised from 7 to 8, as an incident which occurred in 2024 was confirmed in 2025 as having caused permanent impairment. The resulting FPI-F was revised from 1.5 to 1.7. We measure our process safety performance through Tier 1 and 2 events. A Tier 1 process safety event is an unplanned or uncontrolled release of any material from a process, including non-toxic and non- flammable materials, with the greatest actual consequence resulting in harm to employees, contract staff or a neighbouring community, damage to equipment or exceeding a defined threshold quantity. A Tier 2 process safety event is a release of lesser consequence. The number of Tier 1 and 2 operational process safety events in 2025 showed a decrease compared with 2024. There were 62 events reported during the year compared with 89 in 2024 (revised from 90 reported in 2024 as an incident initially classified as Tier 2 was reclassified following the investigation as not meeting Tier 2 criteria). This reduction reflects our efforts to enhance process safety competence at the front line and increased leadership focus, along with asset-specific plans to reduce Losses of Primary Containment (LOPC). We remain vigilant and committed to sustaining our progress. A well control incident is defined as a non-compliance with the requirement that well operations be executed under the protection of at least two barriers for each potential flow path. In 2025, there were no Level 1 or Level 2 well control incidents in Shell-operated ventures. This is the fourth consecutive year without a Level 1 or Level 2 well control incident, since we began reporting these data in 2022. As part of our learner mindset approach, we investigate serious incidents so we can understand the underlying causes, including technical, behavioural, organisational and human factors. We share what we learn, internally and with contractors. We implement mitigations at the site of the incident as well as at a country or business level where appropriate. We seek to turn investigation findings into improved standards or better ways of working that can be applied across similar facilities. Security Our operations expose us to criminality, civil unrest, activism, terrorism, cyber disruption and acts of war that could have a material adverse effect on our business. Our security risk mitigations follow the principles of "deter, detect, delay and respond". We strengthen the security of our assets, people and operations to reduce our exposure as appropriate, for example by conducting site security risk assessments, using journey management plans and performing travel risk assessments. We also invest in information risk management capabilities and crisis management and business continuity measures. Shell is a member of the Voluntary Principles on Security and Human Rights (VPSHR), a multi-stakeholder initiative that gives guidance on how to respect human rights while providing security for business operations. We implement this guidance within our own operations, concentrating on countries where the risks of working with government and private security providers are identified as greatest. Strategic Report | Performance in the year | Our Foundations | Safety continued 113 Shell Annual Report and Accounts 2025

Our people Our people are essential to our strategy of delivering more value with less emissions. As we build our performance culture, we want our people to feel valued and respected, with a strong sense of belonging. We are transforming Shell to be a leaner, more competitive organisation as we focus on performance, discipline and simplification across our organisation. Simultaneously, we are building a performance culture that we believe will help us succeed as we navigate the energy transition. We aim to support positive social and economic impacts for our workforce by providing competitive pay, benefits and working conditions. As part of our performance culture, we aim to create a workplace that delivers results, where all employees can learn and adapt, collaborate as one team and care for each other, building resilience as we transform. We promote equal opportunity and aim to create an environment where people feel included. People development remains a priority for our organisation. We proactively identify skill and capability gaps for our traditional and emerging businesses; offer training to address these gaps; and if needed, recruit talent externally to add to the skills and experiences of our workforce. To enable our leaders to lead this change, we support them through targeted interventions including leadership development and coaching. See "This is Shell" on pages 6-8 for more about our performance culture. All metrics in this section exclude employees from portfolio companies [A], except for those showing the total number of employees by gender and region, employee contract type by gender, the percentage of women employees, employee turnover and certain mandatory training courses. Starting in 2025, the metrics for employee contract type by gender and employee turnover include employees from portfolio companies. [A] Portfolio companies are non-integrated entities within the Shell Group. To give these companies the flexibility they need, they operate as subsidiaries while generally retaining their own processes and systems. Portfolio companies comply with Shell's minimum requirements for controls and compliance. This includes the Shell Performance Framework and mandatory requirements for ethics and compliance, risk management and safety. Employees 85,000 Countries and territories 70 countries in which we operate Directors 42% women on the Board of Directors Executive Committee 44% women on the Executive Committee Senior leaders 35% women in senior leadership positions Women employees 35% women employees Training 253,000 training days for employees and joint-venture partners in 2025 External hires 3,593 people joined Shell (35% women, 65% men) in 2025 The numbers presented above reflect data as at December 31, 2025, unless otherwise stated. Employee overview We employed 85,000 people on a full- or part-time basis as of December 31, 2025. This compares with 96,000 at the end of 2024 and 103,000 at the end of 2023. The reduction in the number of employees in 2025 compared with 2024 reflects our continued focus on performance, discipline and simplification as we implement our strategy. We improved efficiencies, and made divestments in Singapore (Bukom, Jurong), in Nigeria (SPDC) and in the UK to the Adura joint venture and ended several activities in our Downstream, Renewables and Energy Solutions business. We also improved efficiencies in our Projects & Technology, IT and Finance functions. Strategic Report | Performance in the year | Our Foundations 114 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Our Foundations | Our people continued

Employee overview figures include people working for Shell companies and Shell-operated joint ventures, as well as those seconded to non-operated joint ventures, but exclude contingent workers, otherwise referred to as contractors. Contractors are external workers who are engaged directly or through third parties to provide services to Shell. They work alongside Shell employees across several of our businesses.

Changes in headcount

We employed 72,000 people in Shell, excluding portfolio companies, at the end of December 2025. This is fewer than the 81,000 at the end of 2024. Shell's portfolio companies, which generally maintain their own HR systems, employed 13,000 people at the end of 2025 compared with 15,000 at the end of 2024.

See Note 33 to the "Consolidated Financial Statements" on page 305 for the average number of employees by business segment.

The table below presents the total number of employees by gender and region as of December 31, 2025.

Number of employees by gender and region [A]

					thousand
	2025			2024	2023
	Men	Women	Total	Total	Total
Number of employees	55	30	85	96	103
Breakdown by region					
Africa	1.2	0.6	2	3	4
Asia	19.7	13.0	33	36	38
Europe	16.3	9.5	26	30	31
North America	15.1	5.7	21	23	24
Oceania	1.8	0.8	3	3	4
South America	0.9	0.6	2	2	2

[A] Split may not add up to the total due to rounding.

The table below presents the distribution of employee contract type by gender as of December 31, 2025.

Employee contract type by gender [A]

				thousand
	2025			2024
	Men	Women	Men	Women
Permanent contract/ Employment at-will [B]	54.2	29.8	52.0	28.0
Fixed-term contract	0.7	0.4	0.8	0.3

[A] 2024 data excludes employees in portfolio companies.
[B] Employment-at-will is used in the USA to describe the employment relationship.

The table below presents the number of employees by age group.

Employees by age group [A] [B]

				thousand
	% of employees	2025	2024	2023
Under 30 years old	13%	9	10	12
Between 30 and 50 years old	65%	47	52	54
Above 50 years old	22%	16	19	18
Total employees	100%	72	81	84

[A] Excludes employees in portfolio companies.
[B] Includes employees seconded to joint ventures.

Shell aims to be an attractive employer to its existing and prospective employees. We offer employees the opportunity to develop their careers within Shell to enable them to build their skills and progress.

See "This is Shell" on pages 6-8.

As of December 31, 2025 employee turnover was 18.3%. A total of 16,613 employees left Shell including 8,416 voluntary resignations. The total includes 5,652 voluntary resignations from non-integrated portfolio companies, which we report separately for transparency [A]. In 2024, Shell collected turnover data only for integrated companies, which did not include portfolio companies. Excluding portfolio companies, turnover in 2025 was 11.2%, with 8,565 employees leaving Shell of whom 2,764 resigned voluntarily. This compares to 7.6% in 2024 with 6,227 employees leaving of whom 2,931 resigned voluntarily excluding portfolio companies.

[A] Turnover levels in portfolio companies are typically higher, reflecting operating models and workforce dynamics that differ materially from our fully integrated entities.

Employee engagement

Insight into employee needs and perspectives enables Shell to continually learn and improve our policies, processes and practices.

Management regularly engages with employees through elected employee representatives and a range of local formal and informal channels. These channels include webcasts and all-employee messages from our Chief Executive Officer (CEO) and other senior leaders, as well as town halls, team meetings and site visits by the Board and Executive Committee (EC).

In 2025, members of the Board and EC visited Shell sites in Queensland, Australia where they engaged with employees on our business strategy and operations. The Board Chair also met with employees based in London, China and the Netherlands.

See "Workforce engagement" on page 158

In 2025, 253,000 formal training days were delivered to employees and joint-venture partners. This compares with 264,000 training days in 2024 and the reduction mainly reflects lower employee numbers in 2025 [A]. In 2025, we expanded access to self-directed learning via the Learning Experience Platform, where we are curating internal and external learning content. In parallel, we continue to streamline the training content and assignments by making them more targeted for our people. These shifts support an enhanced learner-led culture, with employees taking greater ownership of their development.

[A] Training days are counted for all employees active at any point in the year, including those who left before year-end.

We seek to comply with applicable local laws and regulations, including those on working hours. Shell is committed to respecting human rights. This includes, but is not limited to, the elimination of forced and child labour, respect for freedom of association and the effective recognition of the right to collective bargaining. Where appropriate, engagements take place with union and employee representatives at asset and country level, as well as with the Shell European Works Council. Employees have access to senior leaders, local employee forums and employee resource groups. We believe these engagements enable Shell to maintain a constructive employee and industrial relations environment.

115 Shell Annual Report and Accounts 2025

The Shell People Survey The Shell People Survey is one of the key tools we use to measure employee engagement, motivation, affiliation and commitment to Shell. External and internal research shows that increased employee engagement can result in better business performance and improved safety. In 2025, the response rate to the survey was 85%, compared with 86% in 2024, which indicates our people's continued desire to provide feedback. The overall employee engagement score increased to 76 in 2025 from 75 points in 2024 (compared with the top quartile organisations which scored 80 and above points). We believe this reflects the level of continued change within the organisation as we transform our business. Pay, benefits and well-being Our Fair Pay Principles are designed to manage pay at Shell and help us ensure that employees are valued, respected and recognised for the work they do. Shell's pay is designed to be market competitive and free from bias. The basis for paying fairly is equal pay for equal work, taking into account factors such as performance and experience. Through regular benchmarking, Shell's compensation is typically higher than the minimum wage level observed locally, including in countries without legislation on minimum wage. Pay adjustment at Shell is linked to performance and we share this information with employees to help them understand how their pay adjustments are made. We continue to engage employees transparently and openly about our pay policies to help build understanding, trust and confidence in our approach. Shell provides a range of benefits, such as global minimum standards for life, accident and disability cover, as well as maternity and parental leave, except in certain cases where we are precluded from offering this. Our benefit packages are tailored to each country to meet the requirements of local laws and regulations. Flexible work We seek to build a sense of community and collaboration within Shell's sites, where we want employees to feel welcome and valued. By enabling people to balance their work and personal lives, we can help them perform at their best. Our Future of Work guide advises employees and team leaders on hybrid working options. Employee well-being Our goal is to empower our employees to feel their best and perform at their best. Care for people is a key desired behaviour within our performance culture. We do this by promoting mindsets and behaviours that support good health, and protecting our people from illness by mitigating known risk factors. We use evidence-based tools and provide access to timely support and care for those who are injured, ill or struggling. Interventions to promote mental, physical and social well-being are delivered via a mix of measures. For example, through the design of our workspaces, through local benefit offerings such as gyms and health checks, and through our country-based employee networks, group activities and events. Our programmes and global campaigns, such as that for World Mental Health Day, help develop individual and team well-being skill sets to create healthy and psychologically safe working environments and nurture a culture of care. Mental well-being We work to reduce the stigma associated with mental ill health through open conversations, global and country-level campaigns, senior leader communications, engagements with elected employee representatives and through our experience-sharing portal for employees. This commitment is underscored by our CEO's leadership pledge with MindForward Alliance and the launch of our Global Mental Well-being Programme in 2023. The programme's interventions focus on developing a workplace culture that supports good mental health and offers employees the opportunity to complete an anonymous and voluntary survey in which they can voice their experience of well-being at Shell. We monitor the survey results to identify opportunities to improve employee well-being. In 2025, we continued to improve the programme, adding adaptive e-learning content for line managers in workplace mental health, enhancing accessibility of programme resources for front-line staff and introducing new resources such as those that address resilience and financial well-being. Diversity, equity and inclusion (DE&I) We aim to become one of the world's most diverse and inclusive organisations, a place where everyone feels valued, respected and has a strong sense of belonging. It is the diverse perspectives, experiences, expertise, cultures and working styles of each employee that make Shell unique. This uniqueness combined with equity and inclusion enables our performance culture. Our Code of Conduct prohibits discrimination and sets our Group expectations for equal opportunity in employment decisions, based on factors such as merit, qualifications, performance and business considerations. Our ambitions around diversity, equity and inclusion are monitored on a regular basis. We continually assess our culture and employee engagement through tools such as the annual Shell People Survey. We promote equal opportunity and aim to create an environment where people feel included. Our approach seeks to reinforce respect for people and to provide psychological safety for all our employees. In 2025, our Shell People Survey showed a result of 82 points out of 100 for all questions relating to DE&I. This is an increase of one point from 2024. However, we are still below the top quartile of organisations in the comparison group which scored 85 and above. We will continue to focus on improving these efforts in the workplace. As of 2025, and where legally permissible, Shell is able to provide 92% of employees with the option to voluntarily declare their gender identity, sexual orientation, race and ethnicity, and disability via the HR system. Data from this self-identification initiative allow us to monitor progress against our DE&I aspirations. See "Nomination and Succession Committee" on pages 162-164. Gender We strive to achieve gender equality. We have signed the World Economic Forum declaration on closing the gender gap in the oil and gas sector and, in line with the UK Listing Rules, the Board of Shell plc aims for gender balance on the Board, with at least one senior Board position [A] held by a woman. To provide flexibility for periods of change, we aim to maintain the representation of both men and women on the Board at, or above, a minimum of 40%. As of December 31, 2025, women made up 42% of the Board and the position of Chief Financial Officer (CFO) was held by a woman. Over the years, Shell has progressively increased the representation of women on the EC and in senior leadership roles. As of December 31, 2025, we had 44% women and 56% men on our EC. Our aim was to achieve 35% representation of women in our senior leadership positions by 2025. As of December 31, 2025, we had achieved 35%, up from 33% in 2024. We aim to achieve 40% by 2030. In accordance with applicable laws, and where permissible in local jurisdictions, Shell has global aspirations for representation. We are committed to building a diverse and inclusive workforce. All employment decisions, including hiring, promotions and separations, are based solely on factors such as merit, qualifications, performance and business considerations. The following table shows the representation of men and women as of December 31, 2025. [A] Senior Board position means Chair, CEO, Senior Independent Director or CFO. Strategic Report | Performance in the year | Our Foundations | Our people continued 116 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Our Foundations | Our people continued

Gender diversity at Board and management level [A]

	Men		Women	
Level	2025	2024	2025	2024
Board	58%	58%	42%	42%
Executive Committee	56%	43%	44%	57%
Senior Leadership roles [A] [B]	65%	67%	35%	33%

[A] Senior Leadership is a Shell measure based on compensation grade levels. This measure is distinct from "senior manager" as per statutory disclosure requirements set out in the table below.
[B] Excludes employees in portfolio companies.

Gender diversity (at December 31, 2025)

	Men		Women	
	Number	%	Number	%
Directors of the Company	7	58%	5	42%
Senior managers [A]	695	64%	394	36%
Employees (thousand)	55	65%	30	35%

[A] Senior manager is defined in section 414C(9) of the UK Companies Act 2006 and, accordingly, the number disclosed comprises the EC members who were not Directors of the Company and other directors of Shell subsidiaries (excluding Directors of portfolio companies).

As of December 31, 2025, 35% of Shell employees were women. Of the external hires who joined Shell as of December 31, 2025, 35% were women, compared with 39% in 2024.

A crucial element of achieving gender balance is addressing any pay gap [A] and we continue to work towards improvements in this area. The basis for paying fairly is equal pay for equal work, taking into account factors such as performance and experience. At Shell, we monitor pay equity [B] through regular analysis to be confident that we have pay equity between genders for performing the same jobs. We address any unexplained pay differences related to gender through rigorous internal processes and apply our Fair Pay Principles. We continue to make progress in our gender ambitions at Shell, but a gender pay gap exists for several reasons, including fewer women in senior leadership positions and fewer women in higher-paid specialist roles.

[A] Shell seeks to comply with applicable requirements and regulation on pay gap reporting.
[B] Men and women who are paid the same for doing similar jobs, at similar level, responsibility, tenure and performance.

Race and ethnicity

Through racial and ethnic representation across our workforce, we aim to reflect the communities in which we work. Shell's Global Council for Race is supported by an Employee Advisory Board which aims to advance diversity in our workforce.

Shell aims to maintain or exceed having at least one Board member from an ethnic minority background, while acknowledging that in periods of Board change this may not be achieved. As of December 31, 2025, the Board had three members who identify as being from an ethnic minority group and one EC member who identifies as being from an ethnic minority group [A].

In line with the Parker Review recommendations, Shell aimed to achieve 15% ethnic minority group representation in Senior Management [B] by 2027, which has been achieved in advance of the target date. We will now aim to achieve 17% by 2027. As at the end of 2025, ethnic minority representation in Senior Management was 16%.

[A] Ethnic minority refers to an individual who self-identifies as Asian, Black, Mixed/multiple or other ethnic minority group, in line with UK Office for National Statistics classifications.
[B] Senior Management refers to senior leadership based in the UK, measured based on compensation grade, and aligned with our self-identification data collection and processes.

* Non-GAAP measure. See page 430.

In some countries, there are local restrictions on collecting and reporting race and ethnicity data. Shell offers employees the option to voluntarily declare their race and ethnicity via our self-identification initiative.

See shell.com for more information on our DE&I progress.

LGBT+

We are working to advance lesbian, gay, bisexual and transgender plus (LGBT+) inclusion within Shell and the communities where we work. Most of our work around LGBT+ inclusion happens at a country level, in line with local policies, laws and regulations.

Disability inclusion and accessibility

We are working to advance an inclusive, psychologically safe and accessible environment where people with disabilities can excel. We provide support and adjustments for people with disabilities during the recruitment process. For example, candidates with a disability or long-term health condition can indicate whether they require adjustments to our facilities or our job application process. Our support teams and systems are equipped to make these adjustments if required. We also support employees throughout their careers with Shell, including through access to educational resources, training programmes, and personal and professional development. Our Disability, Accessibility and Inclusion portal provides comprehensive guidance and tools for line managers, leaders, people with disabilities and employees to be active allies. Shell's enABLE employee resource groups provide expertise and advice to Shell leaders and our businesses on accessibility and disability inclusion. We also offer a workplace accessibility service which covers 64 locations in 32 countries. The team is supported by functions such as Shell Health, HR, Real Estate and IT.

Shell is part of the Valuable 500, which comprises 500 of the world's largest companies and organisations that are working collectively to progress disability inclusion. We are also an active member of the Business Disability Forum and PurpleSpace.

Employee share plans

Our share plans align employees' interests with our performance and shareholder interests.

See the "Directors' Remuneration Report" on pages 176-199.

Discretionary share awards

For 2025, Restricted Share Awards (RSA) and/or Performance Share Awards (PSA) were awarded to nominated employees on a selective basis. These awards have a three-year vesting period. RSAs provide a stake in the Company's future. PSAs have performance conditions that are clearly aligned with Shell's strategic ambitions.

For the 2025 PSA, 25% of the award is linked to organic free cash flow*, 25% to the energy transition, and 50% is linked to competitive capital allocation (defined as CFFO divided by average capital employed) and total shareholder return (TSR) versus other energy majors. Under all plans, vesting shares are increased by notional dividends accrued during the period from award to vesting. In certain circumstances, awards may be adjusted before delivery or be subject to clawback after delivery. None of the awards result in beneficial ownership until the shares vest.

See Note 28 to the "Consolidated Financial Statements" on page 299.

Employee Share Ownership Plans

Eligible employees in participating countries may participate in a plan that enables them to purchase the Company's shares at a discount to the market price or with a matching element.

117 Shell Annual Report and Accounts 2025

Our contribution to society Shell strives to make a positive impact on society by providing the energy people need, contributing to local economies, managing our impacts on communities and respecting human rights. For more than a century, Shell has been at the heart of the global energy system, fuelling people's homes, industries and transport from cars to planes and ships. Our activities contribute to economies and communities around the world through job creation, spending on goods and services, and through the payment of taxes and royalties to governments. As we navigate the energy transition, we continue to work with governments and society to support positive economic and social impacts on our workforce, communities, suppliers and customers. Many of our operations are located close to communities and we aim to be a good neighbour. This includes strong community engagement, managing the negative social impacts of our operations and delivering a range of benefits through jobs, support for local businesses and social investment programmes. This engagement enables us to identify and manage positive and negative impacts from our activities and, where necessary, provide access to remedy. In 2025, the Energy Access Fund – a $500 million joint investment commitment with Shell, bp, Equinor and TotalEnergies announced in November 2024 – started making energy access investments in emerging markets. These investments, including Shell's $200 million contribution, aim to bring access to electricity and improve clean cooking for millions of people in underserved communities. Spending and taxes In 2025, our total spend on goods and services (in operated and non- operated ventures) was around $40 billion* from suppliers around the world, compared with $41 billion in 2024. [A] The reduction is mainly driven by structural cost reductions across our organisation and disciplined capital expenditure as we implement our strategy to deliver more value with less emissions. Our activities also generate revenues for governments through the taxes and royalties we pay, which can help governments fund health care, education and other essential services. We publish an annual Tax Contribution Report which sets out the corporate income tax that Shell pays in the countries and locations where we have a taxable presence. In 2025, Shell paid $17 billion in taxes* to governments, of which $12 billion was paid in corporate income taxes and $5 billion in government royalties and production taxes. See shell.com for more information about Shell's tax transparency. [A] 2024 comparative figure has been revised from $42 billion to $41 billion. See "Non-GAAP measures reconciliations" on pages 430-435 for further details. * Non-GAAP measure. See page 430. Spend on goods and services* $40 billion Total spend Taxes paid* $17 billion Corporate income taxes, royalties and production taxes Social investment $115 million Mandatory and voluntary spend The numbers presented above reflect data for the full year 2025. Supply chain Our business activities depend on a competitive and resilient supply chain. Suppliers play an important role in helping to deliver our strategy and helping to create value for our stakeholders. As part of Shell's responsible sourcing approach, we aim to work with suppliers that behave in an economically, environmentally and socially responsible manner. Shell partners with suppliers who adhere to our Shell General Business Principles and Shell Supplier Principles. The Shell Supplier Principles set out our expectations of suppliers with respect to business integrity; health, safety, security, environment and social performance (HSSE & SP); and labour and human rights. Our standard contract terms require adherence to these or equivalent principles. Worker welfare Our approach to worker welfare focuses on the well-being of supplier staff on Shell sites and dedicated supplier staff on non-Shell sites, where we have the most ability to influence safety, working conditions and labour rights. We also work with our partners and peers to include worker welfare in industry standards, guidance and best practice. This helps raise standards and levels of consistency across the industry. Our approach is based on the principles established by Building Responsibly, an alliance of companies that seeks to promote the rights and welfare of workers in the engineering and construction industry. In 2025, we continued to collaborate with peers to drive consistency across the industry on worker welfare. For example, together with Ipieca, we helped to create a toolkit on worker welfare with resources, guidance and definitions to help align the industry around common definitions and good practices. See shell.com for more information about how we engage with contractors and suppliers. Strategic Report | Performance in the year | Our Foundations 118 Shell Annual Report and Accounts 2025

Strategic Report | Performance in the year | Our Foundations | **Our contribution to society** continued

Working with communities

We engage with communities to help us understand their needs and expectations. This engagement enables us to identify and manage impacts from our activities and provide access to remedy. Engagement is a continuous process that helps us improve our decision-making and performance. Shell's Safety, Environment and Asset Management (SEAM) Standards are designed to help us to operate responsibly and avoid or minimise any potentially negative environmental and social impacts that may result from our operations.

Communities can raise concerns in a number of ways. At large projects and assets, community engagement practitioners act as a bridge between local communities and our operations. Community feedback mechanisms allow us to receive, track and respond to questions and complaints. In 2025, we continued to track how satisfied community members using the mechanism were with how we managed and responded to their feedback. Communities can also raise concerns anonymously through the Shell Global Helpline.

Our SEAM Standards require us to apply special procedures in situations involving involuntary resettlement, cultural heritage, Indigenous Peoples or operations in environments with high or unusual social risks. In 2025, we engaged in plans to manage impacts associated with economic displacement in India. We also provided support to help avoid or manage involuntary resettlement impacts in a number of our non-operated ventures.

See "Our approach to sustainability" on page 107.
See shell.com for more information about our work with communities.

Social investment

Our activities contribute to economies through taxes, jobs and business opportunities. We also make social investments in areas determined by local community needs and priorities. These investments are sometimes voluntary, sometimes required by governments, or part of a contractual agreement. Shell has three priority areas for social investment: access to energy; skills and enterprise development; and science, technology, engineering and mathematics (STEM) education.

In 2025, we spent $115 million on social investment, of which $12 million (11%) was required by government regulations or contractual agreements. We spent the remaining $103 million (89%) on voluntary social investment.

See shell.com for more information about our social investment.

Human rights

Human rights are fundamental to Shell's core values of honesty, integrity and respect for people. Respect for human rights is embedded in the Shell General Business Principles and our Code of Conduct. Shell is committed to respecting human rights, as set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work. Our approach is informed by the UN Guiding Principles on Business and Human Rights. We work closely with various organisations to improve how we apply these UN guiding principles.

In 2025, we continued to work on salient human rights issues, which are the rights potentially most at risk from our operations. We prioritise four focus areas where respect for human rights is critical to how we operate: at the workplace, including labour rights, and in supply chains, communities and security. For each of these areas, we have systems to identify potential impacts and to avoid and mitigate them. Shell employees working in these focus areas need to complete human rights training. We updated this training in 2025 to make it more scenario-based. We encourage all employees to complete the course regardless of their role, to build greater understanding of human rights across Shell.

Human rights focus areas

	At the workplace	In supply chains	In communities	In security
Salient issues	• Safe and healthy working conditions • Discrimination • Decent living conditions in worker accommodation	• Safe and healthy working conditions • Decent living conditions in worker accommodation • Labour rights of vulnerable workers, including migrant workers, in our supply chains. This includes prevention of child and forced labour, wages and working hours, ethical recruitment, freedom of association and collective bargaining.	• Social impact management • Indigenous Peoples and vulnerable communities • Land access/acquisition including physical or economic displacement • Cultural heritage	• Human rights impact on communities by private security and/or government security forces we rely on • Security of employees and contract staff in high-risk environments where we work

Underpinned by stakeholder engagement and access to remedy

See "Safety" on pages 111-113.
See shell.com for more information about our approach to human rights.

119 **Shell** Annual Report and Accounts 2025

Environment Shell believes that no business can succeed without an unwavering commitment to respecting the environment and the communities within which it works. Our business activities can impact the environment through our use of natural resources, our emissions and discharges, our generation of waste and through changes to natural habitats. We seek to protect the environment, increase our reuse and recycling, make a positive contribution to biodiversity, and use water and other resources efficiently. This is embedded in our activities and decision‑making, supported by strengthened data reporting to meet regulatory requirements. We also build the knowledge and skills of our employees to help them manage our environmental impacts in line with our standards. We require our operated assets to be certified to an independent and internationally recognised standard for environmental management systems, such as ISO 14001 or equivalent, if they have significant environmental risks. Data in this section is reported on a 100% basis for companies and joint ventures in which Shell is the operator, unless stated otherwise. See "Our approach to sustainability" on page 107. Biodiversity and ecosystems We aim to manage the impact of our activities on the environment and to make a positive contribution to biodiversity in our operations. ￮ Forest habitats: We are replanting forests and working to achieve net-zero deforestation from new activities while maintaining biodiversity and conservation value. ￮ Critical habitats: Our new projects in areas rich in biodiversity, known as critical habitats, are designed to achieve a net positive impact on biodiversity. ￮ World Heritage Sites: Since 2003, we do not explore for or develop oil and gas in natural and mixed World Heritage Sites. When planning a project, our standards require us to assess the potential impact of projects on biodiversity and communities as part of our impact assessment process. We then apply the mitigation hierarchy, a decision-making framework that involves a sequence of four key actions: avoid, minimise, restore and offset. Achieving a positive impact on biodiversity can take many years because complex ecosystems need time to develop after conservation efforts. We believe it is important to involve communities in conservation projects, so we often work in collaboration with local organisations. Projects in critical habitats 100% with a biodiversity action plan as at December 31, 2025 Deforestation 186 total hectares deforested Reforestation 186 total hectares replanted Waste disposed 1,987 thousand tonnes Reusable or recyclable packaging by design 99% of total by weight [A] Water-stressed areas 6 million cubic metres fresh-water consumption Operational spills - number 34 number of incidents [B] Operational spills - volume 0.16 thousand tonnes [B] [A] Shell-branded plastic packaging in Lubricants and Mobility. [B] Hydrocarbon spills of more than 100 kilograms to the environment. The numbers presented above reflect data for the full year 2025, unless otherwise stated. Forest habitats Deforestation occurs when forests are converted to non-forest uses. We apply the definition of forest used by the UN's Food and Agriculture Organization (FAO). Our commitment to net-zero deforestation commenced in 2022. Our aim is to avoid deforestation, in line with the mitigation hierarchy. Where avoidance is not achievable, we require our assets, projects and businesses to develop and implement reforestation plans. These plans include measures designed to achieve net-zero deforestation, while maintaining biodiversity and conservation value. We work with partners and stakeholders to develop robust and credible plans unique to each reforestation project. Strategic Report | Performance in the year | Our Foundations 120 Shell Annual Report and Accounts 2025

There is typically a time lag between the deforestation of an area and the start of the replanting process, which can range from months to years. As a result, there is often a difference in the number of hectares deforested and the number of hectares replanted within a single year. In 2025, around 186 hectares were deforested as a result of our activities. This occurred largely in Australia, Canada, and Trinidad and Tobago, where we are preparing for or implementing reforestation programmes in line with local plans. In 2025, we reforested 88 hectares in Australia and 98 hectares in Canada. Critical habitats Critical habitats are specific areas of high biodiversity value in which receptors are particularly sensitive to development. When undertaking a project in a critical habitat, we aim to go beyond compensating for a residual adverse impact to deliver an overall conservation gain to or net positive impact on biodiversity. If a project is located in a critical habitat, we develop and implement a biodiversity action plan. This sets out the actions needed to follow the mitigation hierarchy and includes measures to achieve a net positive impact on biodiversity. At the end of 2025, 45 new projects for which the final investment decision had been taken after February 2021 were located in critical habitats. All of these have a biodiversity action plan in place to work towards a net positive impact. Examples of activities in development or under way in 2025 include: ￮ In Norway, we supported a local landowner to restore areas of degraded coastal heathland around our Ormen Lange operations, removing overgrowth and invasive species and introducing sheep grazing to maintain the habitat quality over time. ￮ Following completion of a seismic exploration programme in the Red Sea in 2022, we partnered with the Hurghada Environmental Protection and Conservation Association (HEPCA) to install 32 mooring buoys near several coral reef sites in Egypt. The buoys are designed to prevent damage caused by diving vessels' anchors, helping to protect ecosystems and preserve marine biodiversity. ￮ Together with ConocoPhillips, Santos and Eco Logical Australia, we completed a decade-long monitoring programme under the Gladstone Long-term Turtle Management Plan. The plan focuses on conserving and advancing scientific understanding of marine turtles in the Great Barrier Reef region of Queensland, Australia. Resource use and circular economy We aim to use resources efficiently and to increase our reuse and recycling. Our businesses are continuing their efforts to address the waste we generate and working to identify options to increase circular approaches. Waste and circularity Our SEAM Standards require our assets, projects or businesses to develop strategies to identify circularity-related risks and opportunities. We aim to encourage the development of fit-for-purpose objectives and strategies based on the principles of rethink, refuse, reduce, reuse, recycle and repair. Between 2021 and 2024, we completed 26 detailed assessments across our businesses to better understand the types of waste we generate and identify options to increase circular approaches. Using the results of these assessments, our assets are improving local waste management practices by prioritising waste prevention, reuse and recycling over energy recovery and disposal. Key developments related to waste and circularity in 2025 include: ￮ In Malaysia, our upstream operations are sending waste materials from drilling activities to be recovered and used in cement and lubricant production. ￮ In Qatar, our Research and Technology Centre received regulatory approval to conduct a commercial trial using bio-sludge from our Pearl GTL facility to enhance soil in the landscaping sector. ￮ In the Gulf of America, our operations are reducing their disposal of unused chemicals by returning them to suppliers for reuse. In 2025, we disposed of 1,987 thousand tonnes of waste, compared with 1,933 thousand tonnes in 2024. Plastics Shell supports the need for improved circularity of the global plastics market. We encourage reduction, reuse and recycling of plastics and are a founding member of the Alliance to End Plastic Waste, which helps governments to assess and improve waste collection and waste management. We are working with partners across the plastic waste value chain, such as the waste management industry and pyrolysis oil producers, to encourage the development of a more circular value chain. Since 2019, Shell has been processing pyrolysis oil made from mixed plastic waste at the Shell Norco Energy and Chemicals Park in the USA. In 2025, we completed our first full year of production at our new pyrolysis oil upgrader at the Shell Chemicals Park Moerdijk in the Netherlands. The upgrader improves the quality of pyrolysis oil, a liquid made from hard-to- recycle plastic waste, and turns it into chemical feedstock. Packaging Shell aims to increase the amount of recycled plastic in Shell-branded packaging to 30% by 2030 based on the reference year of 2022 and to use packaging for our products that is reusable or recyclable by design. These aims apply to Shell-branded Mobility and Lubricants products. ￮ Packaging classified as reusable or recyclable: In 2025, we continued to meet our aim to use packaging for our products that is reusable or recyclable by design. We maintained 99% total Shell- branded product packaging classified as reusable or recyclable in our Lubricants business and achieved 96% in our Mobility business, compared with 79% in the base year of 2022. ￮ Recycled plastic content in packaging: By the end of 2025, we had achieved a level of 21% recycled plastic content by weight in Shell- branded plastic packaging compared with 10% in the base year of 2022. As of January 1, 2026, we have retired the portion of this aim related to packaging classified as reusable or recyclable by design as this has been consistently achieved. We have processes in place to maintain a similar level of performance. With respect to the portion of this aim related to recycled plastic content in packaging, we have narrowed the Mobility scope to car care products only. Other product areas contribute to less than 0.5% of total Shell-branded packaging for Mobility and Lubricants. Water We require our assets, projects or businesses to manage sourcing, use, treatment and disposal of water based on recognised water stewardship principles and to implement this through a water stewardship management plan. These plans help us to move away from focusing only on our impact on the environment to a holistic approach that considers how we potentially impact, and are impacted by, the environment. They also help us to reduce consumption in water- stressed areas. Since 2021, we have conducted water stewardship assessments at 25 assets across different businesses and regions, with a priority on operations in areas of high water stress and those that use significant Strategic Report | Performance in the year | Our Foundations | Environment continued 121 Shell Annual Report and Accounts 2025 quantities of fresh water. The insights gained from these assessments have moved us towards a more holistic stewardship approach. This goes beyond only focusing on water use to also considering factors such as water footprint, regional water stress, water quality, catchments, governance and stakeholder engagement. In 2021, we set a voluntary commitment to reduce our consumption of fresh water by 15% by 2025 compared with 2018 levels in areas where there is high fresh-water stress. We achieved this commitment ahead of time in 2022. In 2025, our consumption of fresh water in areas of high water stress was 6 million cubic metres compared with 25 million cubic metres in the base year of 2018, a 76% reduction over the period. Changes to our portfolio, including divestments, are a key driver of this reduction, alongside operational improvements. Having met our commitment three years ahead of time, and with our exposure to water-stressed areas having been reduced significantly over this period, this commitment was retired on schedule at the end of 2025. Examples of activities in development or under way in 2025 include: ￮ In Malaysia, the Shell MDS GTL plant completed the testing of a small-scale water treatment facility to recycle wastewater back into the process. The plant is exploring opportunities to scale and implement this. ￮ Shell Chemicals Park Moerdijk in the Netherlands and the Pearl GTL facility in Qatar reached final investment decisions to install advanced anaerobic water treatment units, which better manage effluent discharges. Discharges to water We track pollutants in water returned to the environment from the day- to-day running of our facilities (referred to as "discharges to surface water"). We work to minimise these discharges according to local regulatory requirements and our SEAM Standards. Air quality We follow the most stringent of either the SEAM Standards or local regulations to manage airborne pollutants in our operations, including emissions of nitrogen oxides (NOx), sulphur oxides (SOx) and volatile organic compounds (VOC). There are often synergies to be achieved between greenhouse gas improvement opportunities and reducing emissions of other air pollutants. For example, operational emission reductions achieved from greenhouse gas abatement projects (e.g. reduced flaring, increased energy efficiency and use of renewable electricity) can also reduce emissions of VOCs, SOx and NOx. In 2025, we continued to implement leak detection and repair programmes to reduce emissions of VOCs, with a focus on sources exceeding 100 tonnes per year. We are developing choices for customers to help people and companies reduce their transport emissions. This includes building our electric vehicle charging business. For heavy-duty road transport, LNG as a fuel, and GTL fuel and motor oils help reduce sulphur emissions, particulates and nitrogen oxide compared with oil-based products. Our key metrics in 2025 include: ￮ SOx emissions in 2025 decreased to 18 thousand tonnes, compared with 21 thousand tonnes in 2024. ￮ NOx emissions in 2025 decreased to 73 thousand tonnes, compared with 92 thousand tonnes in 2024. ￮ VOC emissions in 2025 decreased to 31 thousand tonnes compared, with 37 thousand tonnes in 2024 (revised from 32 thousand tonnes following a review of the performance data). See "Less emissions" on page 72. Spills Our assets are designed to avoid discharges to soil or groundwater. However, spills can occur due to operational failure, accidents, unusual corrosion, or theft and sabotage. Large spills of crude oil, oil products and chemicals can harm the environment. They can also result in major clean-up costs, fines and other damages. Spills can affect our licence to operate and harm our reputation. Spill prevention and response Our policies on asset integrity and process safety are in place to prevent losses of containment from happening. We design, operate and maintain our facilities with the intention of preventing spills by identifying potential hazards and implementing controls that can prevent them from occurring. This is integral to our Goal Zero ambition of doing no harm to people and to have no leaks across our operations. If a spill or a leak occurs, we use barriers that operate independently of each other to reduce the likelihood of a release becoming catastrophic. Such barriers are designed so that, if the failure of one occurs, it does not lead to the failure of others. Our policies on soil and groundwater are designed to manage the potential health and environmental impacts should spills occur. Our business units are responsible for organising and executing spill responses in line with our SEAM Standards and relevant legal and regulatory requirements. Our assets have spill response plans, based on worst-case spill scenarios, should an incident occur. We also continue to be involved in industry groups to improve well-containment capabilities. These include the Marine Well Containment Company in the Gulf of America and Oil Spill Response Limited, a global industry group. For oil spills, we have a global response network that enables us to deal more effectively with oil spills, supplementing local response capability. See "Safety" on page 112. In 2025, there were 34 operational spills of more than 100 kilograms compared with 69 in 2024. The volume of operational spills of oil and oil products in 2025 was 0.16 thousand tonnes, compared with 1.23 thousand tonnes in 2024. This reduction reflects several factors, including the divestment of The Shell Petroleum Development Company of Nigeria (SPDC) and improved process safety performance. Spills in Nigeria On March 13, 2025, Shell completed the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance. By preserving the full range of SPDC's operating capabilities, the transaction was designed to enable SPDC (now, under its new ownership, Renaissance Africa Energy Company Limited) to continue to perform its role as operator of the joint venture (previously known as the SPDC JV) and to meet its share of commitments within the joint venture, including those relating to health, safety, security and environment. In the period January 1, 2025, to March 13, 2025, the volume of operational spills of oil and oil products of more than 100 kilograms from SPDC JV facilities was 0.01 thousand tonnes (3 incidents). In the same period, the volume of crude oil spills of more than 100 kilograms from SPDC JV facilities caused by crude theft and sabotage was 0.01 thousand tonnes (6 incidents). Strategic Report | Performance in the year | Our Foundations | Environment continued 122 Shell Annual Report and Accounts 2025

Living by our values Our core values of honesty, integrity and respect for people, and our focus on safety, people and sustainability are the foundations of Shell. We are guided by the Shell General Business Principles (SGBP) and our Code of Conduct. Ethics and transparency At Shell, we are committed to doing business in an ethical and transparent way. Our core values underpin our work with customers, investors, employees, contractors, communities, civil society and governments. The SGBP and Code of Conduct, as well as our Legal Group Requirements, are designed to help everyone at Shell behave according to our values. The Chief Ethics and Compliance Officer (CECO) is the custodian of the Code of Conduct and oversees ethics and compliance activities. The CECO reports to the Chief Legal Officer. Shell General Business Principles The SGBP set out our responsibilities to shareholders, customers, employees, business partners and society. They set the standards for how we conduct business with integrity, care and respect for people. As part of these principles, we commit to contribute to sustainable development. All Shell employees and contractors, and those at the joint ventures we operate, are expected to behave in line with these principles. We undertake a range of activities to help embed the SGBP and the Code of Conduct throughout the organisation. This includes training and encouraging people to discuss the dilemmas they face in their work. Code of Conduct Our Code of Conduct explains how employees, contractors and anyone else acting on Shell's behalf must behave to live up to our business principles. It addresses key topics including safety, anti-bribery and corruption, fair competition and human rights. In January 2026, we introduced the refreshed Code of Conduct, which gives even greater emphasis to the behaviours we expect from everyone who works for Shell. A key objective is to reinforce a working environment where people feel encouraged to speak up. We have also clarified our expectations for the responsible use of AI. Shell employees, contractors and third parties with whom Shell has a business relationship can report any potential breaches of the Code of Conduct confidentially through several channels, including anonymously through a global helpline operated by an independent provider. We maintain a stringent no retaliation policy to protect any person making an allegation in good faith. This protection extends to those who participate in or conduct an investigation. We investigate allegations of potential violations of the Code of Conduct or applicable laws promptly and independently of the management line concerned. In 2025, there were 1,983 reports to the Shell Global Helpline. We confirmed 332 cases involving breaches of the Code of Conduct, 337 employees or contractors were subject to disciplinary action, and of those 87 people were dismissed. Confirmed breaches include cases in which an allegation received in 2025 or a prior year was substantiated and closed. Ethics and compliance On December 1, 2025, we replaced our Ethics and Compliance Manual with the Legal Group Requirements. These requirements include the topics that were previously contained in the Ethics and Compliance Manual: anti-bribery and corruption, anti-money laundering, fraud, preventing the facilitation of tax evasion, antitrust, data privacy and trade compliance. The Legal Group Requirements are a set of standards within Shell's Performance Framework which are designed to simplify how we achieve compliance, and further strengthen disciplined integrity, for example, through mandated processes explaining how to comply with the standards. Our employees receive guidance on the requirements in our Legal Group Requirements, including via a dedicated website and training modules where completion is monitored. This guidance is reinforced by messages from Shell leaders. In response to fast-moving external developments and trends, internal guidance is continually being monitored to help maintain its relevance. The type and depth of training is dependent on the level of risk. Training is repeated on a periodic basis determined by an individual's risk exposure. Those considered to be higher risk for exposure to bribery include, but are not limited to, persons involved in procurement and contracting, new business development and engaging with government officials. Shell Internal Audit and Investigations (SIAI) conducts risk-based audits of potential ethics and compliance issues in support of our Group-wide ethics and compliance programme. To help manage antitrust, competition, anti-bribery, fraud, tax evasion, anti-money laundering and trade compliance risks with adequate resources, we maintain risk-based compliance programmes, a comprehensive governance structure, established reporting lines, and policies and procedures, including mandatory due diligence, counterparty screening and regular risk assessments. Strategic Report | Performance in the year | Our Foundations 123 Shell Annual Report and Accounts 2025

Compliance in trading and supply We maintain a Trading Compliance function managed by a Chief Compliance Officer, as regulated by the UK Financial Conduct Authority, the US Commodities Futures Trading Commission and the Securities Commission of The Bahamas, with adequate resources, including employees and a budget; a governance structure; controls, policies and procedures; and established reporting lines. Employees in Shell's trading organisation receive guidance through several means, including the Code of Conduct; the organisation's Trading and Supply Compliance Manual, supplemented with specific policies; a specific compliance website; mandatory training modules where completion is monitored; and other relevant training. Shell leaders reinforce the importance of managing compliance and conduct risk in the trading organisation through monitoring risk metrics, reporting to compliance risk management and governance committees, setting clear expectations via townhall meetings and other channels, and enforcing consequences for non-compliance. Shell's Trading Compliance function has systems for trade surveillance and monitoring communication, in addition to a dedicated conduct and ethics investigation function to assess breaches of compliance and thematic trends. Data protection We maintain a privacy compliance programme based on our Binding Corporate Rules (BCR). Every Shell company is required to manage personal data in a professional, ethical and lawful manner. Our "privacy by design" process seeks to ensure that controls are embedded in IT systems and solutions, supported by the monitoring of regulatory developments, to protect personal data. Shell has appointed a Data Protection Officer (DPO) who serves to support requirements under the EU's General Data Protection Regulation (GDPR) and other applicable data privacy laws, except where there is a requirement to have a locally based DPO, such as in China and the Philippines. We monitor new data privacy legislation and seek to ensure we have a robust impact assessment process in place for the relevant businesses. We design our operations and processes based on relevant data privacy requirements and we build controls into our processes and practices which cover the handling of personal data. We maintain a Group-wide incident management process designed to identify and remediate data privacy breaches. The process also helps us to comply with country-level requirements for reporting breaches. Some of our acquired companies are not yet in full compliance with our BCRs. Following assessments for each of those companies, specific actions are planned and put in place to achieve compliance, with regular updates made on their progress to management. Reputation and brand We continually assess and monitor the external environment for potential risks to our reputation. We engage in dialogue with our key stakeholders, such as investors, industry and trade groups, academics, governments and non-governmental organisations, to gain greater insights into societal expectations of the Shell Group. We communicate with our stakeholders on what the Company is doing and why, our climate-related targets and ambition and our progress towards meeting them. We take proactive steps when appropriate through legal means to protect Shell's reputation from unwarranted accusations. Photo: CEO Wael Sawan's all-staff engagement, Krakow, November 2025. Strategic Report | Performance in the year | Our Foundations | Living by our values continued 124 Shell Annual Report and Accounts 2025

Risk management and risk factors Risk management How we manage risks The Board is responsible for establishing and maintaining an effective risk management and internal control framework, and for determining the nature and extent of the principal risks that Shell is willing to take to achieve its long-term strategic objectives. Our approach to managing risk sits at the heart of the Shell Performance Framework and is embedded in the Improvement Cycle, which integrates performance management, risk management, learning and improvement. This approach is designed to manage rather than eliminate the risk of failure to achieve our business objectives and covers the areas below. See Shell Performance Framework on page 212. Risk identification We employ different methods to identify risks. These include monitoring external developments, such as policy changes and new regulations. We also assess changes in the internal operating context, such as monitoring incidents that have occurred across our activities to determine if these could give rise to new risks. We seek to identify and define risks across a spectrum of strategic, operational, conduct and culture risks. With strategic risks, we consider the current and future portfolio, examining parameters such as country concentration or our exposure to higher-risk countries. We consider long-range developments to test key assumptions or beliefs in relation to energy markets. When assessing operational risks, we consider exposures across our value chain. Through conduct and culture risks, we consider how our policies and practices align with our purpose, core values and desired behaviours. These perspectives help us to maintain a comprehensive view of the different types of risks we face and the different time horizons during which they may affect us. Risk assessment To further understand the risks we face, we evaluate the impact and likelihood of each risk occurring. This helps us to prioritise risks by understanding their significance to our strategy and objectives, individually and relative to other risks. When assessing the potential impact of a risk, we consider its materiality in terms of the possible financial consequences. We also consider the impacts on people, the environment and the communities where we operate, our reputation and our ability to comply with regulations. For example, the technical complexity of our operations gives rise to safety risks, which could result in injuries, loss of life, environmental harm and financial losses. When assessing the likelihood of a risk occurring, we consider several factors, such as our ability to prevent the risk from happening and whether the risk has occurred in the past.  Indicates information that supports TCFD disclosures. To support risk assessments, we also seek to establish and articulate our risk appetite, which is the level of risk that we are willing to accept in pursuit of Shell's strategy and objectives. We consider the resources available — such as financial resources, people, processes, systems and controls — that we are willing and able to allocate to manage each risk in pursuit of our objectives, and the impact on Shell's overall risk profile. The financial framework, which shapes Shell's financial resilience, sets an overarching boundary condition for risk appetite. The impact and likelihood assessments, combined with risk appetite, determine the type of risk responses, such as controls and assurance activities, that may be necessary to manage each risk. Risk response Risk responses are developed based on the assessment of impact, likelihood and risk appetite. Possible responses include: ￮ managing the risk by using appropriate processes and controls to maintain the risk within risk appetite. These processes and controls include, for example, the requirements and guidance in the Shell General Business Principles, Code of Conduct and our Group Standards, which establish the rules that are to be applied in all Shell companies and operations; ￮ transferring the risk, for example to insurance providers where possible and appropriate; and ￮ avoiding the risk, by stopping or exiting the activity that gives rise to the risk or doing the activity differently. We use internal assurance activities to objectively assess the effectiveness of our risk management activities and to improve them. Emerging risks Management and the Board also consider emerging risks. These are defined as risks where the scope, impact and likelihood are still uncertain, but which may have a significant effect on achieving Shell's strategy and objectives in the future. These are identified through the monitoring of external developments, the status of risk indicators, learnings from incidents and assurance findings, and the appraisal of Shell's forward-looking plans. Once identified, we undertake activities to monitor, prepare for and plan appropriate responses, should such emerging risks occur. In 2025, management and the Board considered the emerging risks presented by the pace and evolution of digital technological developments in areas such as artificial intelligence and quantum computing, given their potential impacts, for example, on cyber security. Management and the Board also considered how technological developments present potential opportunities for transforming how Shell operates. The Board continued to consider the risks from ongoing geopolitical tensions and their potential impacts on Shell. Management and Board risk reviews Throughout the year, each business and function regularly reviews its risk profile, risk responses and assurance activities to ensure that significant risks are managed effectively. The Board, Board committees and management also regularly review Shell's principal risks or risk factors, conducting deeper dives on individual risks, as appropriate. These reviews support them in assessing the effectiveness of existing risk management activities, and whether changes may be needed. In 2025, we also considered readiness for compliance with the new Provision 29 of the 2024 UK Corporate Governance Code which, among other things, will require the Board to make a declaration of the effectiveness of Shell's material controls in the 2026 Annual Report. See "Other regulatory and statutory information" on pages 207-214 for other Board and Board committee responsibilities on risk management. Strategic Report 125 Shell Annual Report and Accounts 2025

Risk factors The risks discussed below could have a material adverse effect separately, or in combination, on our earnings, cash flows and financial condition. Accordingly, investors should carefully consider these risks. Further background on each risk is set out in the relevant sections of this Report, indicated by way of cross references. 1. Portfolio risks Risk type:  Strategic risk  Operational risk  Conduct and culture risk We are exposed to risks that could adversely affect the resilience of our overall portfolio of businesses. These include external risks such as macroeconomic risks, including fluctuating commodity prices, competitive forces and political, geopolitical, legal and fiscal developments. Our future performance depends on the successful development and deployment of new technologies that provide new products and solutions. In addition, our future hydrocarbon production depends on the delivery of integrated projects and our ability to replace proved oil and gas reserves. Many of our major projects and operations are conducted in joint arrangements or with associates, which could reduce our degree of control and our ability to identify and manage risks. Risk description We are exposed to various external risks, such as macroeconomic, competitive and country risks, and internal risks associated with growing and maturing our business opportunities through our portfolio of businesses and joint arrangements, as follows: a. Macroeconomic risks: ￮ The prices of crude oil, natural gas, oil products, chemicals and power are affected by supply and demand, both globally and regionally. Factors that influence supply and demand include operational issues; natural disasters; pandemics; political instability; geopolitical tensions, including conflicts; macroeconomic conditions, including inflation and tariffs (such as those announced by the USA); actions by major oil and gas producing countries; and technological uncertainties. These have in the past resulted in, and similar events could in the future result in, material price fluctuations. Government decisions may affect the prices of energy products. These include price caps and tariffs, and policies which speed up or slow down the adoption of low-carbon products and technologies. ￮ In a low oil and gas price environment, we have generated, and could in the future again generate, less revenue from our Integrated Gas and Upstream businesses, and parts of those businesses could become less profitable or incur losses. Low oil and gas prices have also resulted, and could result in the future, in the debooking of proved oil or gas reserves, if they become uneconomic in this type of price environment. Prolonged periods of low oil and gas prices, or rising costs, have resulted, and could result in the future, in projects being delayed or cancelled. Assets have been impaired in the past, and there could be impairments in the future. Low oil and gas prices have affected, and could affect in the future, our ability to maintain our long-term capital investment and shareholder distribution programmes. ￮ Under high oil and gas prices, our entitlement to proved reserves under some production-sharing contracts has been, and could be in the future, reduced. Higher prices could also reduce demand for our products, which could result in lower profitability in certain businesses in the Group, particularly in our Chemicals and Products, and Marketing businesses. Some of the reduction in demand could be permanent. Higher prices can also lead to more capacity being built, potentially resulting in an oversupplied market which could negatively affect our businesses. ￮ We use a range of commodity price and margin assumptions to evaluate the robustness of our capital allocation across our different projects and commercial opportunities. Due to volatility in macroeconomic conditions, actual results have differed from our assumptions and may do so in the future. Such differences could result in returns being lower than planned. b. Competitive risks: ￮ We face competition in all our businesses, which is amplified by the energy transition and competing products. We seek to differentiate our services and products, though many of our products are competing in commodity-type markets. Accordingly, a failure to manage our costs and our operational performance could result in a material adverse effect on our earnings, cash flows and financial condition. We also compete with state-owned hydrocarbon entities and state-backed utility entities with access to financial resources and local markets. Such entities could be motivated by political or other factors in making their business decisions and may not require competitive returns. Consequently, when bidding on new leases or projects, we could find ourselves at a competitive disadvantage or unable to obtain competitive returns. Furthermore, the mainstream arrival of generative AI has the ability to modify how companies improve efficiency and where they compete, potentially altering dynamics of our commodity-type markets, affecting our competitive position. Strategic Report | Risk management and risk factors continued 126 Shell Annual Report and Accounts 2025

Strategic Report | Risk management and risk factors continued

c. Delivery of capital projects and our ability to replace proved oil and gas reserves:

- Shell's ability to deliver capital projects and sustain future production is subject to a range of risks. These include strategic, operational and external factors that may impact the performance, resilience and competitiveness of our investment portfolio. Challenges in developing capital projects, particularly integrated and frontier ventures, include uncertain geology, deep drilling conditions, supply chain constraints, the lack of available skilled labour and technology, the absence of transport infrastructure, permitting delays and cost overruns. These risks are compounded by geopolitical instability, inflationary pressures and evolving legal and regulatory landscapes. We may fail to assess or manage these and other risks properly. Such potential obstacles have adversely impacted, and could in the future adversely, impact our delivery of these projects, our ability to realise the full potential value of the project as assessed when the investment was approved, and our ability to fulfil related contractual commitments. This has led, and could in the future lead, to impairments of our investments.
- Our future oil and gas production depends on our access to new proved reserves through exploration, negotiations with governments and other owners of proved reserves and acquisitions, and through developing and applying new technologies and recovery processes to existing fields. A failure to replace proved reserves would result in an accelerated decrease of future production and would negatively impact our ability to sustain material liquids production as per our Capital Markets Day 2025 (CMD25).

Oil and gas production available for sale

			Million boe [A]
	2025	2024	2023
Shell subsidiaries	937	956	937
Shell share of joint ventures and associates	85	82	82
Total	**1,022**	**1,038**	**1,019**

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

Proved developed and undeveloped oil and gas reserves [A][B]

			Million boe [C]
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Shell subsidiaries	6,587	8,156	8,283
Shell share of joint ventures and associates	1,536	1,464	1,504
Total	**8,123**	**9,620**	**9,787**
Attributable to non-controlling interest in Shell subsidiaries	0	370	378

[A] We manage our total proved reserves base without distinguishing between proved reserves from subsidiaries and those from joint ventures and associates.
[B] Includes proved reserves associated with future production that will be consumed in operations.
[C] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

- The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. Estimates can change over time because of new information from production or drilling activities, changes in economic factors, such as oil and gas prices, alterations in the regulatory policies of host governments or other events. Estimates also change to reflect acquisitions, divestments, new discoveries, extensions of existing fields and mines, and improved recovery techniques. Published proved oil and gas reserves estimates could also be subject to correction (as has happened to Shell in the past) because of errors in the application of rules and changes in regulatory guidance. Downward adjustments could indicate lower future production volumes and could also lead to impairment of assets.

d. Country risks:

- We operate in countries which have differing degrees of political, legal and fiscal stability. Potential impacts, which we have experienced in the past and could experience in the future, include: forced divestment of assets; expropriation of property; cancellation or forced renegotiation of contract rights; delay of new projects; additional tariffs, including potential retaliatory tariffs; additional taxes, including windfall taxes (especially during periods of prolonged high oil and gas prices); restrictions on deductions and retroactive tax claims; antitrust claims; changes to trade compliance regulations; price controls; local content requirements; foreign exchange controls; changes to environmental regulations; changes to regulatory interpretations and enforcement; and changes to disclosure requirements.
- The world is also facing continued and protracted geopolitical instability which impacts market conditions and our operations. For example, the broader consequences of the ongoing conflicts and tensions in the Middle East remain uncertain and could negatively impact our operations in the region and beyond.
- In some countries, the security of our operations and/or our people has been affected in the past and is likely to be affected in the future by risks such as kidnapping and extortion; sabotage and crude theft; community activism; labour protests; military interventions; political instability; and inconsistent rule of law and due process.

127 Shell Annual Report and Accounts 2025

e. Joint arrangements: ￮ When we are not the operator, we have less influence and control over the behaviour, performance and operating costs of joint arrangements or associates. Despite having less control, we have been, and still are, exposed to the risks associated with these operations, including environmental, reputational, legal (where joint and several liability could apply) and government sanction risks. For example, our partners or members of a joint arrangement or an associate (particularly local partners in developing countries) may be unable to meet their financial or other obligations for projects or operations, threatening the viability of a given project. Where we are the operator of a joint arrangement, the other partner(s) could still be able to veto or block certain decisions, which could be detrimental to the joint arrangement. f. Technology risks: ￮ Technology and innovation are essential to our efforts to help meet the world's energy demands competitively. If we fail to effectively develop and/or deploy new technology, products and solutions, there could be a material adverse effect on the delivery of our strategy. We operate in environments where advanced technologies are used. In developing new technologies, products and solutions, unknown or unforeseeable technological failures or environmental and health effects could harm our reputation and licence to operate or expose us to litigation or sanctions. The associated costs of new technology are sometimes underestimated, impacting their expected returns. We have faced delays in developing new technology in the past, and such delays could happen again in the future. If we are unable to develop our technology and products in a timely and cost-effective manner, we may fail to realise commercially viable products. If any of the risks above materialise, it could have a material adverse effect on our earnings, cash flows and financial condition. How this risk is managed ￮ We maintain a diversified portfolio to manage the impact of macroeconomic volatility. We prepare an annual financial plan that tests different scenarios and their impact on prices, and on our businesses and organisation as a whole. These scenarios help us determine which issues could affect our operating environment and have implications for our strategy. They also help us to identify potential interventions to preserve our cash levels. ￮ We continually assess the external environment --- the markets and the underlying economic, political, social and environmental drivers that shape them -- to evaluate changes in competitive forces. We define multiple potential future scenarios and business environments by identifying drivers, uncertainties, enablers and constraints to our competitiveness. ￮ We also continually screen for new opportunities globally through our opportunity identification process. We test the resilience of our opportunities against a range of prices and costs for crude oil, natural gas, oil products, chemicals and power. These tests are based on short-, medium- and long-term market drivers, such as the extent and pace of the energy transition. Our opportunities are then ranked, prioritised and tested for strategic fit and value return expectations before being included in our growth funnel. We use our integrated exploration, development, and project, commercial and technical expertise to mature these opportunities and actively manage technical and non-technical risks. We benchmark our projects internally and externally to improve the competitiveness of our proposals and seek to actively manage the risks during implementation. We assess the maturation progress of our various opportunities and perform post-investment reviews to extract learnings for implementation in future opportunities and to strengthen delivery predictability. ￮ Shell's Technology organisation and our businesses work together to determine the content, scope and budget for developing new technology that supports our activities. This includes partnering with start-ups and small- to medium-sized enterprises that are in the early stages of developing new technologies through our Shell Ventures and Shell GameChanger programmes. New technology is developed using a maturation process, to systematically mitigate technical and commercial risks, while staying aligned with Shell's strategic ambitions and deployment commitments. ￮ A central group of reserves experts undertakes the primary assurance of the proved reserves bookings. A multidisciplinary committee reviews and endorses all major proved reserves bookings. Shell's Audit and Risk Committee reviews proved reserves bookings and our CEO provides final approval. Our Internal Audit and Investigations function also provides further assurance to the proved reserves booking through audits of the control framework, from which information disclosed in "Supplementary information – oil and gas (unaudited)" is obtained. ￮ For major projects and operations where we share control, or where we do not have control or do not operate, we seek to proportionally share risks and funding commitments with joint-venture partners. Additionally, Shell appoints a Shell Shareholder representative, whose responsibility is to manage performance, and to create and protect value for Shell. The representative seeks to influence operators and other partners to adapt their practices in order to drive value appropriately and to mitigate identified risks. We perform regular risk assessments of our joint ventures, including how our joint ventures' standards align with those of Shell, and seek to influence to close any gaps identified. ￮ We continually monitor geopolitical developments and societal issues relevant to our interests. Our Corporate Relations function liaises with governments and other external stakeholders in countries where we operate to understand and engage on local policies and to advocate Shell's position on topics relevant to our industry. We are prepared to exit a country if we believe we can no longer operate there in accordance with our standards and applicable law, and we have done so in the past. With regard to the crisis in the Middle East, ongoing at time of publication, we plan to continue to make appropriate adjustments to our operations in the region to reduce our exposure as we monitor developments. See "Market overview" on pages 25-27, "Innovation and Technology" on pages 70-71, "Oil and gas information" on pages 44-51 and "Supplementary information - oil and gas (unaudited)" on pages 307-325. Strategic Report | Risk management and risk factors continued 128 Shell Annual Report and Accounts 2025

2. Climate change and the energy transition Risk type:  Strategic risk  Operational risk  Conduct and culture risk Climate change and the energy transition pose multiple risks to Shell, including declines in the demand for and prices of our products, commercial risks from growing our low-carbon business, and adverse litigation and regulatory developments. The physical impacts of climate change could also adversely affect our assets and supply chains. Risk description The risks and impacts include the following: a. Commercial risks: ￮ Changing customer sentiment in some markets favouring the use of renewable and sustainable energy products may reduce demand for our oil and gas products. An excess of fossil fuel supply over demand could result in reduced fossil fuel prices. This could result in lower earnings, cancelled projects, debooking of reserves and the potential impairment of certain assets. ￮ If we fail to stay in step with customers' and other stakeholders' demand for low-carbon products, this could adversely affect our reputation and future earnings. If we move much faster than society, we risk investing in technologies, markets or low-carbon products for which there may be insufficient demand. If we are slower than society, or if low-carbon technology advances faster than we expect, customers may prefer a different supplier. This would reduce demand for our products, adversely affecting our reputation and materially affecting our financial results. ￮ Low-carbon technology and innovation are essential to our efforts to help meet the world's energy demands competitively. If we are unable to develop the right technologies and products in a timely and cost-effective manner, there could be an adverse effect on our future earnings. The operating margins for our low-carbon products and services [A] have been, and could be in the future, lower than the margins we have experienced historically in our oil and gas operations. ￮ Certain investors have decided to divest their interest in fossil fuel companies and, if this were to increase significantly, this could have a material adverse effect on the price of our securities and our ability to access capital markets. Some financial institutions have been aligning their portfolios to low-carbon opportunities, driven by both regulatory and broader stakeholder pressures. A failure to decarbonise our business portfolios in line with investor and lender expectations could have a material adverse effect on our ability to access financing for certain types of projects. This could also adversely affect our partners' ability to finance their portion of costs, either through equity or debt. [A] Electric vehicle charging services, renewable power generation, nature-based solutions, green hydrogen, CCS. We define low-carbon energy products as those that have an average carbon intensity that is lower than that of conventional hydrocarbon products, assessed on a life-cycle basis. b. Societal risks, including litigation: ￮ Societal expectations around energy security, energy affordability and mitigating climate change continue to shift with uncertain implications for businesses with regard to mix and quality of products, safety and minimising damage to the environment. The role of the oil and gas sector in the context of climate change and the energy transition has been, and continues to be, an area of focus and public debate. This has negatively affected, and in the future could negatively affect, our licence to operate; our brand, reputation and competitive position; and could reduce consumer demand for our products, harm our ability to secure new energy partnerships and contracts, and restrict our ability to access capital markets or attract employees. ￮ In some countries, governments, regulators, non-governmental organisations (NGOs) and individuals have filed lawsuits seeking to hold fossil fuel companies liable for costs associated with climate change. If successful, these claims may have wide-ranging consequences, including forcing entities to hand over strategic autonomy in part to regulators, or to divest from hydrocarbon assets and technologies. In the Netherlands, a group of environmental NGOs and individual claimants (referred to herein as "Milieudefensie") have filed an appeal with the Dutch Supreme Court against the Court of Appeal judgment of November 12, 2024, which overturned a lower court finding that Shell had an obligation to reduce certain aggregate annual volumes of CO2 emissions by 2030. We have also been subjected to climate activism that has caused disruptions to our operations, and such disruptions could happen again in the future. Climate change lawsuits that have been filed against us could have a material adverse effect on our business and reputation. c. Regulatory risks: ￮ Divergence in regulatory direction has created, and continues to create, uncertainty and complexity for multinational companies operating globally. The renewed focus on the competitive agenda in the EU aims to simplify current and incoming climate regulations and disclosure requirements, with the USA moving towards deregulation at the federal level, even as some states adopt stricter rules. The lack of consistent government policy needed to provide a conducive regulatory environment for low-carbon products and solutions could make it more challenging to take investment decisions on projects that we and society need to reach our respective decarbonisation goals as policy is critical for creating sustained demand for new low-carbon solutions. Similarly, climate policy approaches that hamper or constrain market efficiency and competition could increase costs and make projects less attractive, challenging our ability to deliver our strategy. ￮ The transition to a low-carbon economy continues to increase compliance costs for our assets and products. Shell's annual carbon cost exposure is expected to rise as carbon pricing expands globally and average prices increase, although there remains uncertainty in how carbon pricing mechanisms may be implemented in the future given the lack of net-zero-aligned global and national policies and frameworks. This makes it more challenging to determine appropriate assumptions for financial planning and investment decisions, which could impair our ability to assess the robustness of our plans. ￮ Rapid changes in government climate and energy transition related policies and regulations could also lead to impairments of our existing oil and gas assets. Governments may also introduce further restrictions on hydrocarbon exploration and production and impose stricter standards for decommissioning, which could affect timing and costs. Strategic Report | Risk management and risk factors continued 129 Shell Annual Report and Accounts 2025

d. Physical risks: ￮ The physical effects of climate change, such as, but not limited to, increases in temperature, sea levels and fluctuations in water availability, could also adversely affect our assets, operations, supply chains, employees and markets. In summary, continued climate change concerns about the pace at which we decarbonise our operations relative to society and effects of the energy transition pose multiple challenges to our business. These could result in, for example, increased costs, financial penalties, payments of financial damages in the event of losses of lawsuits, cancelled projects and potential impairment of certain assets, and adverse impacts on our supply chains and licence to operate. Individually or collectively, these risks could have a material adverse effect on our earnings, cash flows and financial condition. How this risk is managed Overall, we mitigate climate-related risks through our strategy to deliver more value with less emissions. This approach includes: ￮ reducing the GHG emissions from our operations (Scope 1 and 2) by improving our energy efficiency, deploying renewable electricity and reducing methane emissions in our assets and projects; ￮ growing our LNG business while decarbonising our portfolio by prioritising lower carbon intensity assets and investing in innovative decarbonisation pathways, including abatement projects to reduce CO2 and methane emissions; ￮ managing our Integrated Gas and Upstream portfolio to support a balanced energy transition by cutting emissions from oil and gas production; and ￮ transforming our Downstream and Renewables and Energy Solutions business, supported by our global trading and supply capabilities, to offer low-carbon energy solutions. Our investments in low-carbon solutions are subject to financial modelling and stress-testing, due diligence and risk assessments to help us allocate our capital to the most attractive low-carbon projects and opportunities. We adapt our assets and activities as necessary to enhance our resilience to the physical risks, whether or not related to climate change. Many of these adaptations are based on our Safety, Environment and Asset Management (SEAM) standards and practices. We also engage with governments on their climate policies to advocate policies that help establish regulatory frameworks to enable Shell to invest profitably in products and services that will help deliver a balanced energy transition. See "Less emissions" on pages 72-102, "Renewables and Energy Solutions" on pages 64-68, Note 32 "Legal proceedings and other contingencies" on pages 302-304 and Note 4 "Climate change and energy transition" on pages 244-255. 3. Financial risks Risk type:  Strategic risk  Operational risk  Conduct and culture risk We are exposed to treasury risks, including liquidity risk, interest rate risk, foreign exchange risk and credit risk. We are affected by the global macroeconomic environment and the conditions of financial markets. These, and changes to certain demographic factors, also impact our pension assets and liabilities. Risk description We are subject to differing economic and financial market conditions around the world. Political and economic instability affects such markets. We use debt instruments, such as bonds and commercial paper, to raise significant amounts of capital. Should access to debt markets become more challenging, the impact on our liquidity could have a material adverse effect on our operations. For example, some financial institutions have started to limit their exposure to fossil fuel projects. Group financing costs could also be adversely affected by interest rate fluctuations or any credit rating deterioration. We are exposed to changes in currency values and to exchange controls as a result of our substantial international operations. Our reporting currency is the US dollar, although, to a significant extent, we also hold assets and are exposed to liabilities in other currencies. While we undertake some foreign exchange hedging, we do not do so for all our activities. Even where hedging is in place, it may not function as expected. We are also exposed to financial losses from credit risk. Some of our counterparties have, from time to time, not met their payment and/or performance obligations under contractual arrangements and this could happen in the future. We operate several defined benefit pension plans that have significant long-term pension liabilities and associated assets. Volatility in capital markets or changes to government policies could affect inflation, interest rates and investment performance, with the potential to cause significant changes to the funding position. Changes in assumptions for longevity, retirement age or pensionable remuneration at retirement could also cause significant changes to the funding position. In the case of a funding shortfall, we could be required to make substantial cash contributions, depending on the applicable local regulations. If any of the above risks materialise, they could have a material adverse effect on our earnings, cash flows and financial condition. Strategic Report | Risk management and risk factors continued 130 Shell Annual Report and Accounts 2025

How this risk is managed ￮ We use various financial instruments for managing exposure to foreign exchange and interest rate movements. Our treasury operations are highly centralised and seek to manage credit exposures associated with our substantial cash, foreign exchange and interest rate positions. ￮ Our portfolio of cash investments is diversified to avoid concentrating risk in any one instrument, country or counterparty. Other than in exceptional cases, the use of external derivative instruments is confined to our specialist trading and central treasury organisations that have the appropriate skills, experience, supervision, control and reporting systems. ￮ We maintain a committed credit facility. Management believes it has access to sufficient debt funding sources (capital markets) and to undrawn committed borrowing facilities to meet foreseeable requirements. ￮ We have counterparty credit risk policies in place which seek to help ensure that products are sold to customers with appropriate creditworthiness. These policies include detailed credit analysis and monitoring of customers against counterparty credit limits. Where appropriate, netting arrangements, credit insurance, prepayments and collateral are used to manage credit risk. ￮ A pensions forum chaired by the Chief Financial Officer oversees Shell's input to pension strategy, policy and operation. A risk committee supports the forum in reviewing the results of assurance processes with respect to pension risk. Local trustees manage the funded defined benefit pension plans and set the strategic asset allocation for the plans, including the extent to which currency, interest rate, inflation and longevity risks are hedged. Contributions paid are based on independent actuarial valuations that align with applicable local regulations. Pension fund liquidity is managed by holding appropriate liquid assets and maintaining credit facilities. We also consider opportunities to insure pension liabilities with third parties to reduce this risk. See "Liquidity and capital resources" on pages 21-24 and Note 24 "Retirement benefits" on pages 284-290. 4. Trading risks Risk type:  Strategic risk  Operational risk  Conduct and culture risk Our trading operations are exposed to market risks which cannot be fully mitigated and could lead to significant financial losses. Our trading entities are also exposed to regulatory and conduct risks, which could expose us to regulatory fines if the risks materialise. Risk description Commodity trading is an important component of our business which involves processing, managing and monitoring many transactions across different countries to optimise commercial margins from market price movements. This exposes us to operational risks, market risks including commodity price risk and compliance risks including regulatory, market abuse, sanctions and conduct risks. We use physical and financial instruments, including derivatives such as futures and options, to hedge market risks, though it is not possible to eliminate all market risks we are exposed to. Therefore, our hedging has occasionally not performed as expected and may not do so in the future. Consequently, this activity could expose us to the risk of incurring significant losses if prices develop unfavourably. Our commodity trading entities are subject to many regulations, including requirements for standards of conduct. Due to the high volume of trades we execute, commodity trading gives rise to the risk of ineffective controls, failure in oversight of trading activities and a risk that traders could deliberately operate outside our internal operating limits. These risks have materialised in the past and could materialise in the future, resulting in financial losses. The rapidly changing regulatory environment also creates a risk of insufficient, delayed or incorrect implementation of new regulatory requirements or changes to existing regulatory requirements. Violations of such regulatory requirements could expose us and our employees to regulatory fines. If any of the above risks materialise, it could harm our reputation and licence to operate and have a material adverse effect on our earnings, cash flows and financial condition. How this risk is managed ￮ We operate with procedures and policies designed to help ensure that trading risks are managed within a prescribed control framework. The framework sets out authorised limits and requirements that trading should only be performed by employees with the appropriate skills and experience. Senior management regularly reviews these authorised trading limits. In addition, a department that is independent from our traders monitors our market risk exposures daily, using techniques such as value-at-risk alongside other risk metrics. ￮ We maintain a Trading Compliance function managed by a Chief Compliance Officer, as regulated by the UK Financial Conduct Authority, the US Commodities Futures Trading Commission and the Securities Commission of The Bahamas, with adequate resources, including employees and a budget; a governance structure; controls, policies and procedures; and established reporting lines. Shell's Trading Compliance function has systems for trade surveillance and monitoring communication, in addition to a dedicated conduct and ethics investigation function to assess breaches of compliance and thematic trends. ￮ Employees in Shell's trading organisation receive guidance through several means, including the Code of Conduct; the organisation's Trading and Supply Compliance Manual, supplemented with specific policies; a specific compliance website; mandatory training modules where completion is monitored; and other relevant training. ￮ Shell leaders reinforce the importance of managing compliance and conduct risk in the trading organisation through monitoring risk metrics, reporting to compliance risk management and governance committees, setting clear expectations via townhall meetings and other channels, and enforcing consequences for non-compliance. See "Liquidity and capital resources" on pages 21-24 and "Living by our values" on pages 123-124. Strategic Report | Risk management and risk factors continued 131 Shell Annual Report and Accounts 2025

5. Health, safety, security and the environment Risk type:  Strategic risk  Operational risk  Conduct and culture risk The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks. Risk description The health, safety, security and environment (HSSE) risks to which we and the communities in which we work are potentially exposed cover a wide spectrum, given the geographical range, operational diversity and technical complexity of our operations. These risks include ineffective application of design, technical and operational integrity standards, and natural disasters (including weather events and earthquakes). If a major safety or environment risk materialises, such as an explosion or hydrocarbon leak or spill, which we have experienced in the past, this could result in injuries, loss of life, environmental harm (including soil contamination and biodiversity loss), disruption of business activities, loss or suspension of permits, loss of our licence to operate and loss of our ability to bid on mineral rights. Social instability, criminality, civil unrest, terrorism, cyber disruption and acts of war have also negatively impacted, and could negatively impact, our operations, our assets, our employees and contractors, and the communities in which we operate. Risks which have materialised in the past include: acts of terrorism; acts of criminality, including maritime criminality and piracy; crude oil theft, illegal oil refining, sabotage of pipelines and militant activities; cyber espionage or disruptive cyber security attacks; conflicts and civil unrest; malicious acts carried out by individuals within Shell, such as data exfiltration; and environmental and climate activism (including disruptions by NGOs, especially in the USA and north-west Europe). For example, activists have boarded and protested on our vessels, assets and work sites, such as the Skiff platform in the southern North Sea in 2025. Financial losses and remediation costs from safety and environmental incidents are partially, but not fully, covered by our Group insurance companies (wholly owned subsidiaries) or third-party insurers. Accordingly, in the event of a significant incident, we may have to meet our obligations without access to proceeds from third-party insurers. We have in the past incurred adverse impacts and costs from events, such as the industrial fire at the Deer Park chemicals facility in 2023. Our operations are subject to extensive HSSE regulatory requirements that often change and are expected to become more stringent over time, particularly in the area of environment. Governments could require operators to adjust their future production plans, affecting production and costs. We have incurred, and could incur in the future, significant extra costs because of the need to comply with such requirements. Due to past violations of laws and regulations, and other regulatory obligations, we have incurred significant costs such as fines, penalties, clean-up costs (including decommissioning and restoration costs) and costs associated with third-party claims. We also face the risk of increasing costs from changes in regulations and technical standards relating to decommissioning and restoration. The above risks have threatened, and can threaten, the safe operation of our assets and the transport of our products. They have harmed, and can harm, the well-being of our people, inflict loss of life and injuries, and disrupt our operational activities. They can also damage the environment and negatively impact the communities in which we operate and our reputation. If a significant HSSE risk materialises, it could have a material adverse effect on our earnings, cash flows and financial condition. How this risk is managed ￮ We aim to comply with all regulations and follow the requirements set out in our SEAM Standards to develop suitable governance structures and mitigation strategies designed to prevent HSSE risks from materialising. We use metrics and assurance processes to give us confidence that our systems and processes are working as intended and highlight areas of risk before incidents happen. Further, if an HSSE risk materialises, we aim to ensure that we avoid the worst possible consequences and have ways to remediate any environmental damage. For example, our standards describe the key controls required to ensure safe production and equipment care, and the types of skills and training that are required for relevant employees. We prepare and routinely practise our emergency response plans for potential events, such as spills or fires, and we participate in cross-industry collaboration to improve safety performance, for example, implementation of International Association of Oil & Gas Producers human factors principles or air transport guidelines. ￮ Decommissioning is part of the normal life cycle of every asset. We aim to decommission assets, including wells, in a safe, cost-effective and environmentally responsible manner while meeting regulatory requirements. This includes restoring the sites of assets in line with relevant legislation, while taking our own environmental standards into account. We seek to reuse, repurpose and recycle materials in decommissioning. Current and non-current decommissioning liabilities and other provisions are accounted for on our balance sheet. ￮ When planning projects, we conduct impact assessments, which help us to identify and assess a project's potential impact on the environment, people and communities. Once identified, we apply a mitigation hierarchy, which is a sequence of actions to manage potential risks. For example, in a biodiversity context, we seek to avoid, minimise, restore and offset. ￮ Our security risk mitigations follow the principles of "deter, detect, delay and respond". We strengthen the security of our assets, people and operations to reduce our exposure as appropriate, for example by conducting site security risk assessments, using journey management plans and performing travel risk assessments. We also invest in information risk management capabilities and crisis management and business continuity measures. ￮ As regulated and licensed companies, our Group insurance companies are adequately capitalised. They may transfer risks to third-party insurers where economical, effective and relevant. See "Safety" on pages 111-113, "Our approach to sustainability" on pages 104-110, "Corporate" on page 69. Strategic Report | Risk management and risk factors continued 132 Shell Annual Report and Accounts 2025

6. Information technology and cyber security risks Risk type:  Strategic risk  Operational risk  Conduct and culture risk We rely heavily on information technology systems in our operations, which have been, and could continue to be, impacted by cyber security incidents. In addition, if we fail to harness advancements in digital technologies, we may become less efficient and competitive, hindering our ability to execute our strategy. Risk description Shell operates a globally integrated model with a strong focus on digitalising business processes and an increasing dependence on information technology (IT) systems for our core operations, including for the management of personal data and other business-critical data, and the availability of critical infrastructure. As a result, we are heavily reliant on secure, affordable and resilient IT services provided both in-house and by third parties. Rapid advancements in digital technologies, including artificial intelligence (AI) and internet of things (IoT), are ongoing. If we do not effectively harness these technologies, our business operations may become less efficient, and our product offerings could lose their competitive edge, ultimately hindering our ability to execute our strategy. Externally, we observe developments impacting our cyber security risk profile: a fast-evolving cyber security threat landscape represented by increasing volumes of sophisticated cyber security attacks, rapid technological developments and geopolitical conflicts. We have experienced, and expect to experience in the future, cyber security threats such as denial-of-service, ransomware, hacktivism and attacks from nation state actors that target critical energy infrastructure. We have also experienced, and could in the future be exposed to, non-malicious IT incidents. The rapid evolution of AI, in particular agentic and generative AI, introduces additional complexity to existing cyber and information security risks, including data leakage, unauthorised access, data manipulation and system exploitations. Similar cyber security threats and incidents could also be encountered across our supply chain by our suppliers, customers and business partners. Cyber security incidents affecting us or our end-to-end supply chain have impacted, and could impact in the future, our operations, the security of our assets and the safety of our employees, and have a societal impact on the delivery and maintenance of critical energy infrastructure. These incidents frequently involve personal data breaches which may harm our customers, employees and stakeholders, including investors. In addition, such incidents have disrupted, and could disrupt, our operations, cause reputational damage and possibly lead to significant regulatory fines. As an organisation, we also observe an increase in regulations across the markets in which we operate, such as the EU Network and Information Security Directive 2 and the US Maritime Transportation Security Act. As the adoption of AI technology expands, its potential misuse also increases, challenging the adherence to regulations (including the EU Artificial Intelligence Act), and exposing companies to legal fines and penalties. Countries are adopting varied, and sometimes conflicting, legislative frameworks. This is increasing complexity and uncertainty for multinational organisations like Shell. The divergence can make it challenging to monitor the different requirements while maintaining consistent governance and risk management across jurisdictions, thereby increasing the risk of non-compliance with relevant regulations. Cyber security incidents could therefore have an enterprise-wide impact including material adverse effect on our earnings, cash flows and financial condition. How this risk is managed ￮ Our Information and Digital Technology Standard sets out a structured approach to identify, assess and mitigate IT and cyber security risks. Our global cyber and information security teams are staffed with cyber security professionals that monitor, assure and help defend our global IT and data landscape. As our employees and contractors play a role in protecting our IT systems, we provide them with targeted training on data protection and regulatory compliance, and regularly run cyber security awareness campaigns, including simulations on how to respond to cyberattacks. ￮ We evaluate emerging digital technologies to understand the risks, their impact and necessary remediation of this impact. ￮ We continuously track cyberattacks, threat intelligence, cyber legislations and vulnerabilities relevant to our IT landscape, and have a structured incident management and escalation process in place. ￮ The security of IT services, where operated by external IT companies, is managed through a risk-based approach, including information and cyber security assessments, contractual clauses and additionally through supplier assurance reports issued by independent third parties for critical IT services. See "Innovation and Technology" on pages 70-71. 7. Litigation and regulatory compliance Risk type:  Strategic risk  Operational risk  Conduct and culture risk Violations of laws carry fines and could expose us and/or our employees to criminal sanctions and civil suits. We have faced, and continue to face, the risk of litigation and disputes worldwide. Risk description We must comply with various laws. These include, but are not limited to, laws related to antitrust, competition, anti-bribery, fraud, tax evasion, anti-money laundering, trade compliance (including sanctions) and data privacy. We have been fined in the past for violations of antitrust and competition laws, including fines by the EU Directorate-General for Competition (DG COMP). We have also, in the past, settled with the US Securities and Exchange Commission regarding violations of the US Foreign Corrupt Practices Act (FCPA). As a result, any future conviction of Shell or any of its operated joint arrangements or associates for violations of EU competition law or the FCPA could result in significantly larger fines and have a material adverse effect on us, including, but not limited to, damage to our reputation, resulting litigation, regulatory actions and criminal sanctions or penalties, and could potentially adversely affect our licence to operate. Violation of antitrust laws is a criminal offence in many countries, and individuals can be imprisoned or fined. In certain circumstances, directors may receive director disqualification orders. Strategic Report | Risk management and risk factors continued 133 Shell Annual Report and Accounts 2025

We are also subject to "trade compliance", the umbrella term that we use for various national and international laws designed to regulate the movement of items across national boundaries and restrict or prohibit trade, financial flows and other dealings with certain parties, countries and territories. For example, the EU, the UK and the USA continue to impose comprehensive sanctions on countries and territories such as North Korea, Iran, and Crimea and other territories in Eastern Ukraine. The USA continues to have comprehensive sanctions against Cuba. Countries around the world continue to impose sanctions and trade controls against Russia over its full-scale invasion of Ukraine and against Belarus over its support for Russia. The USA has also imposed comprehensive sanctions on Venezuela and although several General Licenses have recently been issued, sanctions continue to significantly impact the energy sector in Venezuela. The EU and the UK continue to maintain targeted sanctions against Venezuela. Intergovernmental co-operation in this area has increased and there is growing pressure to enforce existing sanctions globally. Applicable trade compliance laws and regulations are subject to change at short notice. Abiding by all the laws and regulations on trade compliance is often complex and challenging because of factors such as: the expansion of sanctions; the frequent addition of prohibited parties; the number of markets in which we operate; the risk of differences in how jurisdictions apply sanctions; and the large number of transactions we process. Shell has voluntarily self-disclosed potential violations of sanctions in the past. Any violation of sanctions could lead to loss of import or export privileges and significant penalties on, or prosecution of, Shell and/or its employees. The protection and lawful use of personal data is critical to our licence to operate, given the significant increase in digital solutions used within Shell and provided to our customers and business partners. We process personal data throughout the Shell Group as part of our business activities. A failure to protect personal data or the use of such data for unlawful purposes could result in harm to those individuals whose personal data we process. Regulatory action and other enforcement measures may be imposed depending on applicable law. There is also a related risk of litigation and reputational harm, potentially leading to the loss of trust among existing and potential customers, stakeholders, regulators and employees. We have previously notified data privacy regulators of data breaches and have had fines issued against us, and this could happen again in the future. We also face the risk of litigation and disputes worldwide. For example, Nederlandse Aardolie Maatschappij B.V. (NAM), a joint venture between Shell and ExxonMobil (50:50) has settled claims for physical damage to property caused by earthquakes induced by historical production from the Groningen gas field and remains financially responsible insofar as the costs corresponded to NAM's liability. From time to time, social and political factors play a role in unprecedented and unanticipated judicial outcomes that could adversely affect Shell. Recent cases indicate that the English courts are increasingly willing to allow claims to proceed against UK incorporated parent companies in relation to the activities of their overseas subsidiaries. We have been, and could in the future be, exposed to the risk of such claims, the defence of which can be complex and costly. An adverse outcome may encourage follow-on litigation against the parent company. Non‑compliance with policies and regulations could result in regulatory investigations, litigation and, ultimately, sanctions. Certain governments and regulatory bodies have, in Shell's opinion, exceeded their constitutional authority by attempting unilaterally to amend or cancel existing agreements or arrangements; failing to honour existing contractual commitments; and seeking to adjudicate disputes between private litigants. Certain governments have also adopted laws and regulations that could potentially conflict with other countries' laws and regulations, potentially subjecting us to criminal and civil sanctions. It is also now common for persons or corporations allegedly injured by violations of laws to sue for damages. Violations of laws carry fines, which we have been subject to, and could be subject to in the future. Violations of laws could expose us and/or our employees to criminal sanctions, civil suits and other consequences, such as debarment and the revocation of licences. Accordingly, violation of laws, including those noted above, litigation and disputes could harm our reputation and could have a material adverse effect on our earnings, cash flows and financial condition. How this risk is managed ￮ Our Legal and Tax functions are organised globally and support our business lines in seeking to ensure compliance with local laws and fiscal regulations and proactively filing claims where warranted to protest unfair practices. ￮ To help manage antitrust, competition, anti-bribery, fraud, tax evasion, anti-money laundering and trade compliance risks with adequate resources, we maintain risk-based compliance programmes, a comprehensive governance structure, established reporting lines, and policies and procedures, including mandatory due diligence, counterparty screening and regular risk assessments. ￮ Our employees receive guidance on the requirements in our Legal Group Requirements, including via a dedicated website and training modules where completion is monitored. This guidance is reinforced by messages from Shell leaders. In response to fast-moving external developments and trends, internal guidance is continually being monitored to help maintain its relevance. ￮ We maintain a privacy compliance programme based on our Binding Corporate Rules (BCR). Every Shell company is required to manage personal data in a professional, ethical and lawful manner. Our "privacy by design" process seeks to ensure that controls are embedded in IT systems and solutions, supported by the monitoring of regulatory developments, to protect personal data. See "Living by our values" on pages 123-124 and Note 32 "Legal proceedings and other contingencies" on pages 302-304. 8. Reputation and licence to operate Risk type:  Strategic risk  Operational risk  Conduct and culture risk An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new hydrocarbon or low-carbon opportunities, our ability to access capital markets attract and retain people, and our licence to operate. Risk description Our reputation is an important asset. Real or perceived failures of governance or regulatory compliance or a perceived lack of understanding of how our operations affect surrounding communities and the environment could harm our reputation. Strategic Report | Risk management and risk factors continued 134 Shell Annual Report and Accounts 2025

Societal expectations of companies are high, with a focus on business ethics, quality of products, contribution to society, safety and minimising negative impacts on the environment and people, including human rights. There is ongoing focus on the role of oil and gas companies in the context of climate change and the energy transition. NGOs continue to challenge Shell's licence to operate through activities to block or delay projects and by bringing legal actions, diverting our resources and potentially eroding trust. In some markets, we see protests at times at external events, including at our previous Annual General Meetings. Certain of our brand communications have been reviewed by advertising regulators in the UK and the Netherlands, and some of the complaints received were upheld. During prolonged periods of high oil and gas prices, the oil and gas industry has been accused in the past and could in the future be accused of profiteering from higher fuel and electricity prices and therefore impacting living costs. The materialisation of these risks has at times negatively affected, and could affect in the future, our brand and reputation, which could limit our ability to deliver our strategy; reduce consumer demand for our branded and non-branded products; harm our ability to secure new energy partnerships and contracts; and restrict our ability to access capital markets or attract staff. Individually or collectively, these risks could negatively affect our reputation and licence to operate and, accordingly, could have a material adverse effect on our earnings, cash flows and financial condition. How this risk is managed ￮ The Shell General Business Principles (SGBP) set out our responsibilities to shareholders, customers, employees, business partners and society. They set the standards for how we conduct business with integrity, care and respect for people. As part of these principles, we commit to contribute to sustainable development. All Shell employees and contractors, and those at the joint ventures we operate, are expected to behave in line with these principles. We undertake a range of activities to help embed the SGBP and the Code of Conduct throughout the organisation. This includes training and encouraging people to discuss the dilemmas they face in their work. Shell employees, contractors and third parties with whom Shell has a business relationship can report any potential breaches of the Code of Conduct confidentially through several channels, including anonymously through a global helpline operated by an independent provider. ￮ We continually assess and monitor the external environment for potential risks to our reputation. We engage in dialogue with our key stakeholders, such as investors, industry and trade groups, academics, governments and non-governmental organisations, to gain greater insights into societal expectations of the Shell Group. We communicate with our stakeholders on what the Company is doing and why, our climate-related targets and ambition and our progress towards meeting them. ￮ Human rights are fundamental to Shell's core values of honesty, integrity and respect for people. Respect for human rights is embedded in the Shell General Business Principles and our Code of Conduct. ￮ We take proactive steps when appropriate through legal means to protect Shell's reputation from unwarranted accusations. See "Living by our values" on pages 123-124 and "Our contribution to society" on pages 118-119. 9. Our people and culture Risk type:  Strategic risk  Operational risk  Conduct and culture risk The successful delivery of our strategy and achieving our vision [A] are dependent on our people and on a culture that aligns to our goals and reflects the changes we need to make as part of the energy transition. Risk description The successful delivery of our vision [A] to become the world's leading integrated energy company depends on our people and a performance culture that enables us to be competitive and resilient. We might not achieve our strategic ambitions and thrive through changes externally, if our organisational culture fails to continually adapt and evolve, while remaining anchored in our core values of honesty, integrity, and respect for people. We might not adequately adapt to external changes, including changing stakeholder expectations, the energy transition and AI developments. We also might not adequately evolve our business models and ways of working, and build new skills, while fostering individual resilience. As a result, we may become less competitive over time and lose the trust of our employees and of our external stakeholders, which may negatively impact our ability to achieve our ambitions. This could have a material adverse effect on our earnings, cash flows and financial condition. How this risk is managed ￮ The SGBP, Code of Conduct, Legal Group Requirements and the Shell Global Helpline support everyone at Shell to act in line with our values. ￮ As part of our performance culture, we aim to create a workplace that delivers results, where all employees can learn and adapt, collaborate as one team and care for each other, building resilience as we transform. We promote equal opportunity and aim to create an environment where people feel included. ￮ We continually assess our culture and employee engagement through tools such as the annual Shell People Survey. ￮ People development remains a priority for our organisation. We proactively identify skill and capability gaps for our traditional and emerging businesses; offer training to address these gaps; and if needed, recruit talent externally to add to the skills and experiences of our workforce. To enable our leaders to lead this change, we support them through targeted interventions including leadership development and coaching. [A] A vision statement defines the desired future state of a company rather than a series of firm, binding commitments. See "This is Shell" on pages 6-8, "Our people" on pages 114-117 and "Living by our values" on pages 123-124. Strategic Report | Risk management and risk factors continued 135 Shell Annual Report and Accounts 2025

Principal decisions and stakeholders Section 172(1) statement The Board of Directors, having considered (among other matters) the matters set out in section 172(1)(a) to (f) of the Companies Act 2006 (S172), confirm in good faith that the Directors have acted in a way that they consider would most likely promote the success of the Company for the benefit of its members as a whole. This S172 statement discloses how the Directors took into account the interests of Shell's wider stakeholders in the Board's decision-making process. The level of information disclosed is consistent with the size and the complexity of Shell's businesses and focuses on matters of strategic importance to Shell. General confirmation of directors' duties Shell's Board has a clear and robust corporate governance framework, which sets out certain financial and strategic thresholds which need to be triggered for matters to be considered and approved by the Board. The corporate governance framework covers matters reserved for the Board, delegations to its committees and delegations to the Executive Directors. The Manual of Authority sets out the delegation and approval process across the broader business. All Directors, upon joining Shell, have participated in induction training and are provided with ongoing guidance covering the regulatory requirements of their role, including, but not limited to, S172. When making decisions, each Director ensures that they act in the way they consider, in good faith, would most likely promote Shell's success for the benefit of its members as a whole, and in doing so has regard (among other matters) to the issues set out below. (a) The likely consequences of any decision in the long term The Directors understand the business and the evolving and challenging environment in which we operate, including the challenges of the global energy transition. In 2025, the Board continued with its oversight of Shell's strategy, including with respect to Capital Markets Day 2025 (CMD25) and the Energy Transition Strategy 2024 (ETS24). The Board focused on financial strength and discipline with a dynamic approach to our portfolio of assets, with consideration given to key stakeholders and the likely long-term impact of any decision. During the year, the Board reiterated its commitment to Shell's energy transition plans and reflected on the challenges faced by Shell given the shifting macroeconomic and geopolitical context. We put customers at the centre of our strategy, innovating the products customers need as they seek to decarbonise. See pages 9-11 for more on our strategy and CMD25. The Directors recognise there are significant complexities in relation to Board decision-making, given differing societal and stakeholder views about our operations and the intricacies associated with the evolving energy transition. Accordingly, the Directors have considered S172 and made their decisions relating to Shell's strategy in good faith and with regard for the long-term and sustainable success of the Company. (b) Interests of employees Our people are essential to our purpose of powering progress together by working with each other, our customers and our partners to provide the energy products people need to power their lives and businesses. They are key to delivering our strategy and we believe in helping them to develop their skills. The Directors consider and assess the implications of relevant decisions on employees and the wider workforce. The Directors seek to ensure that Shell remains a responsible employer, including with respect to pay and benefits, fairness (including gender pay gap reporting, see pages 116-117), promotion of equal opportunity (for information on diversity, equity and inclusion see page 116), health and safety issues, and the workplace environment. The Directors regularly engage with employees and the wider workforce (for a summary of engagements see pages 158-159), as well as consider the annual Shell People Survey (see page 116). The Directors recognise that our pensioners also remain important stakeholders. (c) Fostering the company's business relationships with suppliers, customers and others To deliver our strategy, we require strong, mutually beneficial relationships with suppliers, customers, governments, national oil companies and joint-venture partners. Shell seeks to promote and apply certain general principles in such relationships. The Board continues to review Shell's approach to suppliers, which is set out in the Shell Supplier Principles. In 2025, the Board reviewed steps taken with suppliers and supply chains to combat modern slavery and human trafficking. More detail on Shell's Modern Slavery Act Statement is set out on page 208. The businesses continually assess the priorities related to customers and those with whom we do business, with the Board engaging with the businesses on these topics, for example, within the context of business strategy updates and investment proposals. The Directors also receive updates on a variety of topics that indicate how these stakeholders have been engaged. These updates include information on suppliers and joint-venture partners, with respect to items such as project updates and supplier contract management. Businesses also provide information, as relevant, on customers and joint-venture partners in relation to business strategies, projects, and investment or divestment proposals. The CEO provides a comprehensive update to the Board on material business and external developments, including external engagements, at each main Board meeting. (d) Impact of operations on the community and environment It is integral to our decision-making that we reflect on our impact on the community and the environment. To help it make decisions, the Board receives information on various topics including, for example, the net carbon intensity target, proposals to invest or divest, and business strategy reviews. The information also goes into Group-level overviews, such as updates on safety and environment performance, reports from the Chief Ethics and Compliance Officer, and reports from the Chief Internal Auditor. In 2025, the Board held meetings with Shell's in-country stakeholders, including staff engagements during the Board's offsite in Australia and further staff engagements in London. Engaging with staff enabled the Board to maintain and strengthen its connection with Shell's businesses, workforce and other local stakeholders. It also provided the opportunity to gain a deeper understanding of Shell's reputation, role and contribution within the communities where we operate. See "Understanding and engaging with our stakeholders" on pages 156-157, and the Board committee reports. (e) Maintaining a reputation for high standards of business conduct With global demand for energy increasing and the urgent challenge of climate change, we will continue to focus on our strategy to deliver more value with less emissions, and we are committed to doing business in an ethical and transparent way. We consider impacts, risks and opportunities related to climate, the environment, safety, ethics, people and communities. The Shell General Business Principles (SGBP) set out our responsibilities to our stakeholders. The Code of Conduct sets out how we expect people working within and on behalf of Shell to behave. The Board periodically reviews and approves clear frameworks --- such as the SGBP, Code of Conduct and the Modern Slavery Act Statement --- to ensure high standards are maintained in Shell businesses and in Shell's business relationships. Complemented by the ways the Board is informed and monitors ethics and compliance with relevant governance standards, this helps to ensure that Board decisions and the actions of Shell companies both promote and maintain high standards of business conduct. See also "Living by our values" on pages 123-124. (f) Acting fairly between members of the company After weighing up all relevant factors, the Directors consider which course of action best enables delivery of our strategy in the long-term interests of the Company, taking into consideration the effect on stakeholders. In doing so, our Directors act fairly as between the Company's members but are not required to balance the Company's interests with those of other stakeholders. S172 Factor Key examples Strategic Report 136 Shell Annual Report and Accounts 2025

Culture The Board plays an important role in establishing, assessing and monitoring our desired culture and how it is embedded in our ways of working, including in our activities and stakeholder relationships. For example, the Board has established honesty, integrity and respect for people as Shell's core values. (For further information, see "Living by our values" on pages 123-124). The Shell General Business Principles and Code of Conduct help everyone at Shell to act in line with these values and comply with relevant laws and regulations. The Shell Commitment and Policy on Health, Safety, Security, Environment & Social Performance applies across Shell and is designed to help protect people and the environment. (For further information, see "Safety" on pages 111-113). To achieve our strategic goals, we need to adapt our behaviours as we navigate the increasing complexity of the world around us. At Shell, we are building a culture that we believe will help us succeed as we navigate the energy transition. The four attitudes and the behaviours that we encourage from our people are described on page 6. The Board considers the Shell People Survey to be an important tool for measuring employee engagement, motivation, affiliation and commitment to Shell. With consistently high response rates, it provides valuable insights into employee views. It also helps the Board understand how the survey's outcomes are being used to strengthen Shell culture and values. Stakeholder engagement (including employee engagement) The Board recognises the important role Shell has in many societies and is deeply committed to public collaboration and stakeholder engagement. The Board strongly believes that Shell will only succeed by working together with customers, governments, business partners, investors and other stakeholders. We continue to build on our long track record of working with others, such as investors, industry and trade groups, universities, governments, and non-governmental organisations (NGOs). We believe that working together and sharing knowledge and experience with others offers us greater insight into our business. We also appreciate our long-term relationships with our investors and acknowledge the positive impact of ongoing engagement and dialogue. The guidance on preparing information, proposals or discussion items for the Board asks for these materials to include considerations of the views, interests and concerns of stakeholders, and how management addressed them. This helps to strengthen the Board's knowledge of how the broader business undertakes significant levels of stakeholder engagement. The Terms of Reference for our Sustainability Committee (SUSCO) include, within the committee's remit: review and consider external stakeholder perspectives and emerging trends on sustainability matters of relevance to the Group. The Board also engages with certain stakeholders directly, to understand their views. The Board draws upon Shell's substantial in-house expertise by periodically receiving input from economics and policy experts on key political and economic themes. See "Understanding and engaging with our stakeholders" on pages 156-157. Information on how the Directors have engaged with employees can be found on pages 158-159 and in the "Our people" section on pages 114-117. The tables in this section include examples of how Directors have considered the interests of Shell employees and the resulting outcomes. Principal decisions In this section, we outline some of the principal decisions made by the Board over the year. We explain how the Directors have engaged with or in relation to key stakeholder groups and how stakeholder interests were considered in decision-making. To remain concise, we have categorised our key stakeholders into seven groups. Where appropriate, each group is considered to include both current and potential stakeholders. The groups are: ￮ investor community; ￮ employees/workforce/pensioners; ￮ our customers; ￮ regulators/governments; ￮ NGOs/civil society stakeholders/academia/think tanks; ￮ communities; and ￮ suppliers/strategic partners. Board decisions We define principal decisions taken by the Board as decisions taken in 2025 that are of a strategic nature and significant to any of our key stakeholder groups. As outlined in the UK Financial Reporting Council (FRC) Guidance on the Strategic Report, we include decisions related to capital allocation and dividend policy. How were stakeholders considered We describe how regard was given to the likely long-term consequences of the decision, including how stakeholders were considered during the decision-making process. What was the outcome We describe which accommodations or mitigations were made, if any, and how Directors have considered different interests, and what factors they took into account. Strategic Report | Principal decisions and stakeholders | Section 172(1) statement continued 137 Shell Annual Report and Accounts 2025

Strategic updates Strategy As part of the Board's continuing oversight of Shell's strategy, the Directors receive and discuss regular strategy updates including feedback from stakeholder engagements with management, investors, the media, climate activists and internal staff. How stakeholders were considered Energy Transition Strategy 2024 (ETS24) progress In March 2024, the Board approved a report (ETS24) which was created with the aim of helping investors and society obtain a better understanding of how Shell is addressing the risks and opportunities of the energy transition. ETS24 was put to shareholders for an advisory vote at the 2024 Annual General Meeting (AGM), with 78.03% of shareholders that voted supporting the resolution. Shell has continued to engage with key stakeholders to understand their views and opinions on Shell's progress on ETS24. Capital Markets Day 2025 (CMD25) In March, 2025, the Board approved the content of the CMD25 announcement and supporting materials, outlining to investors the next steps in Shell's strategy to deliver more value with less emissions. Stakeholders engaged in our capital markets days are primarily investors. Other stakeholders engaged in the lead-up to the day, on the day and following the announcement include Shell staff, the media, and NGOs. Resolution 22 — LNG disclosures The Shareholder Resolution (Resolution 22) at the 2025 AGM requested additional disclosure in relation to Shell's LNG strategy and its alignment with Shell's climate commitments. The resolution received 20.56% support of shareholders that voted. At the 2025 AGM, the Board committed to publishing a note ahead of the 2026 AGM setting out Shell's LNG market outlook, LNG business and how Shell's LNG business reconciles with its broader strategy and climate-related commitments. Following the AGM, we engaged with our largest shareholders offering further opportunities to discuss Shell's strategy regarding LNG and to understand the reasons behind various voting decisions. The Chair of the Board subsequently had an opportunity to engage directly with our large institutional shareholders as part of his roadshow in October 2025. What was the outcome ETS24 progress There are differing views about Shell's targets and ambition, and strategy to become a net-zero emissions energy business by 2050. Shell continued its dialogue with its stakeholders on the progress of ETS24, and the Board recognises the different views of each Shell stakeholder group. The Board continues to listen, learn and adapt as Shell delivers against its strategy, with consideration given to the long-term success of the organisation, as well as the interests of Shell's shareholders, customers and wider society. In this 2025 Annual Report and Accounts, we strive to provide information on Shell's progress against ETS24, including against its climate-related targets and ambition. This 2025 Annual Report and Accounts also seeks to provide the clarifications our stakeholders are seeking. CMD25 The CMD25 announcement, content and clarity in terms of next steps in Shell's strategy to deliver more value with less emissions were well received by shareholders as well as other key stakeholder groups, including our workforce. Resolution 22 The 2025 AGM shareholder resolution response will be published ahead of the 2026 AGM. The additional disclosures in this publication and related publications will be used in continued dialogue with stakeholder groups on Shell's LNG strategy. Insights into Shell's operations in Australia In June 2025, the Board held its annual offsite in-person over the course of three days in Australia, providing for a number of engaging and interactive events with both internal and external stakeholders. A summary of the Board offsite is provided on page 153. The key focus areas related to Shell's strategy and presence in Australia. Staff engagements As part of the Board offsite, the Board and Executive Committee had the opportunity to engage and speak directly with staff about their experience within the Shell businesses in Australia. For further information on the engagement with our workforce, see "Board activities" and "Workforce engagement" on page 153 and pages 158-159. Board offsite Through engagements with multiple stakeholders, the Board: ￮ experienced the breadth of businesses that Shell has in Australia; ￮ met with a diverse cross-section of staff and leaders in Australia and considered their feedback from the engagements that took place; ￮ built awareness of the local context and risks; ￮ considered geopolitical contexts in connection with the energy transition; ￮ considered key external perspectives connected to Shell's climate-related targets and ambition, and strategy; and ￮ discussed core elements of our strategy with key customers, government officials and other stakeholders. Financial strength, cash allocation including shareholder distributions The Board considered cash flow, the macro environment and business performance in 2025 against 2024. The Board also considered management's view of the outlook for the Group's performance, and reviewed the financial framework with specific focus on shareholder distributions. Directors approved several proposals with the aim of delivering value to shareholders. How stakeholders were considered A number of considerations underpinned each proposal, with proposals discussed and reviewed at certain points throughout the year. These considerations took account of the macro environment, robust business performance and outlook, the strength of the balance sheet, capital discipline, feedback from advisers and feedback from other stakeholders. What was the outcome In relation to decisions regarding distributions to shareholders, the Board and management considered the views of stakeholders, the strength of the Company's balance sheet and the need to continue to invest in the future of energy. The form, and timing, of distributions to shareholders were announced throughout 2025, alongside the publication of the quarterly results. The Board approved updates to the financial framework, which was announced at CMD25, including with respect to shareholder distributions, cash capital expenditure and structural cost reduction. See "Our strategy" on pages 9-11. During 2025, the Board approved share buybacks of $14 billion, and a further $3.5 billion of share buybacks was announced on February 5, 2026. Strategic Report | Principal decisions and stakeholders | Section 172(1) statement continued 138 Shell Annual Report and Accounts 2025

Approval of Shell's detailed Operating Plan 2026-2028 (OP25) The approval of OP25 followed an in-depth review by the Board of proposals on capital allocation, capital investment outlook, competitive outlook, operating expenses, return on average capital employed, shareholder distributions and alignment with net carbon intensity targets. In the December 2025 Board meeting, OP25 was approved. How stakeholders were considered OP25 discussions included ensuring credible metrics, scenario testing and understanding the risks and levers to enable delivery of the near- and long-term targets which were set out at CMD25. Meeting commitments made to investors is critical to building trust and confidence with our external stakeholders. The Directors also considered the financial strength of the organisation, the macroeconomic environment and the continued heightened geopolitical risks as a result of the Russia-Ukraine war, conflict in the Middle East and trade tariffs. The Directors and Executive Committee balanced the priorities in the financial framework, including capital and operating expenditure commitments towards the energy transition alongside increased shareholder distributions, maintaining balance sheet strength, aspired credit ratings and greenhouse gas target tracking. The plan was discussed extensively and reviewed thoroughly. Responses from investors and discussions with equity and debt market analysts were also presented to the Board for consideration. What was the outcome Following extensive review and discussion, the overall outcome of this decision was an Operating Plan that the Board believes is robust against various scenarios and features strong optionality if needed. In particular, the Board assured itself that, as these decisions were taken, OP25 flexibly demonstrated pathways to enable delivery of Shell's near- and long-term targets. We recognise that stakeholder opinions differ on the approach towards the energy transition. OP25 is based on society's demand for products and services. OP25 also supports Shell in maintaining a reputation for high standards of business conduct and health, safety, security and environment issues. It maintains the approach to employee remuneration and benefits to pensioners. OP25 also seeks to reward our investors with returns, a strong balance sheet and capital discipline, and to maintain the long-term financial strength of the Company to enable it to invest in low-carbon energy products and solutions to help meet the current and future needs of society. Investing in new business, acquisitions and divestments, and closures Over the course of the year, the Board considered and approved new opportunities and projects, and proposed divestments or closures. How stakeholders were considered The Board considered the impact of decisions related to new business opportunities and divesting from existing opportunities in the context of sustainability, supply, regulations and carbon intensity. Critically, the Board reviewed the alignment of various proposals with Shell's strategy. Particular focus was given to potential benefits of certain divestments, including their potential to: create returns for shareholders; further strengthen the balance sheet; de-risk future cash flow; and avoid significant additional capital investment. As part of the discussions, the Board considered the strategic drivers for the intended divestments, including the Scope 1 and 2 emissions of each asset, anticipated regulatory changes expected to lead to value erosion, and any value opportunities afforded by the macro environment. As part of each proposal, the respective business unit will undertake effective due diligence on prospective purchasers from a financial, reputational, as well as operating philosophy standpoint to ensure future obligations are met, or suitable mitigating measures are in place, to protect Shell and its people. Within each divestment proposal, the Board considered if the Company was being a responsible seller of its assets and if the purchasers have the capability to manage our assets/people appropriately. Staff matters are explicitly considered during negotiations and the due diligence process for acquisitions and divestments. Comprehensive engagement plans are developed as appropriate in parallel to the negotiations. As part of Shell's intercompany approval process, the following investments or divestments were discussed and supported by the Board. Investment in Gato do Mato (Orca), Brazil Investment in the deep-water Gato do Mato (Orca) project, which will include a floating production, storage and offloading (FPSO) vessel. It is expected to produce up to 120,000 barrels of oil per day, with estimated recoverable resources of 370 million barrels. Operations are planned to begin in 2029. The sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) The sale of Shell's 100% interest in SPDC which owns onshore and shallow-water oil and gas assets in the Niger Delta. Investment in the HI Project, Nigeria The investment in the HI Project which is being developed to supply gas to NLNG Train 7. Additional Investment in Bonga North The acquisition of an increased stake in the OML 118 Production Sharing Contract (OML 118 PSC), an oil mining lease offshore Nigeria that includes the Bonga field. What was the outcome Investment in Gato do Mato (Orca) The Board approved the proposed final investment decision for the deep-water Gato do Mato (Orca) project, which will include an FPSO vessel. In Board discussions, the Board considered, among other things, the strategic alignment, the interests of the project partners and suppliers. The sale of SPDC The Board approved the sale of Shell's equity interest in SPDC which was completed in March 2025. In Board discussions, the Board considered, among other things the strategic alignment, Shell's stakeholders in Nigeria and the international commercial partners involved in the opportunity. Investment in the HI Project, Nigeria The Board approved the investment in the HI Project which is intended to supply gas to NLNG. In Board discussions, the Board considered, among other things, the strategic alignment of the opportunity, the Nigerian business environment and Shell's joint- venture partner, Sunlink. Additional investment in Bonga North The Board approved the acquisition of TotalEnergies' interest in Bonga North. In Board discussions, the Board considered, among other things, the strategic alignment, local stakeholders and joint- venture partners. Strategic Report signed on behalf of the Board /s/ Sean Ashley Sean Ashley Company Secretary March 11, 2026 Strategic Report | Principal decisions and stakeholders | Section 172(1) statement continued 139 Shell Annual Report and Accounts 2025

Governance 140 Shell Annual Report and Accounts 2025 Directors' Report 141 Introduction from the Chair 143 The Board of Shell plc 149 Executive Committee 151 Governance framework 153 Board activities 156 Understanding and engaging with our stakeholders 158 Workforce engagement 160 Board Performance Review 161 Statement of compliance with the UK Corporate Governance Code 162 Nomination and Succession Committee 165 Sustainability Committee 167 Audit and Risk Committee Report 176 Directors' Remuneration Report 183 Annual Report on Remuneration 200 Directors' Remuneration Policy 207 Other regulatory and statutory information

Dear Shareholders, I am pleased to introduce this governance section of our 2025 Annual Report and Accounts. As a Board, we continue to discuss and assess Shell's purpose, strategy, vision, values and culture, as well as how all of these work together to create value and help provide the energy the world needs. Shell has a strategy to deliver more value with less emissions, and a vision [A] to become the world's leading integrated energy company -- delivering impact at scale, connecting energy and people, matching supply to demand. The Board continues to believe that Shell's strategy is the right approach for our customers, investors and wider society. We were particularly impressed with Shell's continued drive and focus on performance, discipline and simplification in 2025 to transform Shell into a more competitive energy business, while at the same time continuing to provide customers with the secure and reliable energy they need to power their lives and businesses today and through the transition to low-carbon energy. This focus has translated into stronger operational performance, greater discipline in capital allocation and more clarity about where Shell creates value. Shell continued to make progress against our Energy Transition Strategy 2024 (ETS24), published in March 2024 and endorsed at our AGM in May 2024. At CMD25 in March 2025, we outlined how we intended to accelerate our strategy. During 2025, the Board routinely discussed the energy transition and Shell's progress against its climate- related targets and ambition, and financial targets, and continues to engage with stakeholder feedback on Shell's progress. The Board also evaluates long-term trends to inform strategic choices and capital allocation, drawing on Shell's scenario planning and other inputs. (See also "Progress against our longer-term targets" on pages 14-15). Consistent with Shell's transformation, on January 20, 2026, we announced a change to Shell's Executive Committee (EC) to support our strategy to deliver more value with less emissions. The change reflected significant progress in integrating Shell's technical divisions into our business lines. This simplification will empower our businesses by bringing these technical capabilities closer to where we generate value and improve competitiveness. In 2025, the Board took further steps to simplify how we work. We continued to increase the focus of our agendas and papers to make sure we allow more time to discuss the strategic challenges and principal risks. We review our principal risks in aggregate twice a year and conduct more detailed reviews of individual risks on a rolling basis evaluating our risk appetite and whether we have the right framework in place to manage risk. (See also "Risk management and risk factors" on pages 125-135). Following the change to the composition of the EC in April 2025, we decided to only have business presidents attend Board meetings if they are sponsoring an agenda topic. In addition, to allow more time for the Board to consider and engage on material decisions or topics, we have introduced workshops where the Board is divided into smaller groups to discuss and progress topics with senior management. The organisation increasingly uses AI to prepare for Board meetings and we have been exploring options to increase the use of AI within the Board environment. Board leadership and Shell's purpose Shell's purpose is set out in the early pages of this report. Throughout this Governance report we focus on how Shell's governance operates in practice, and why we believe this is the best approach for us. The Governance report is structured around the key themes of the 2024 UK Corporate Governance Code (the Code). Our narrative seeks to explain how governance supports and protects Shell and our stakeholders. Shell applies the principles and the spirit of the Code. In one instance, we adopt a different approach from that suggested by one of the Code's provisions, namely Provision 5 which concerns workforce engagement. We explain this on page 161. We consider our governance processes are appropriate, given the specific circumstances and range of factors particular to Shell, such as the organisation's global nature, size, complexity and history. In 2025, we reviewed readiness for compliance with the new Provision 29 of the Code which applies to financial years commencing on or after January 1, 2026 and will, among other things, require the Board to make a declaration of the effectiveness of Shell's material controls in the Annual Report and Accounts 2026. Our AGM continues to reach a wider audience through its hybrid format, allowing our global shareholder base to participate in proceedings. The absence of disruption at our 2025 AGM allowed for a smooth and productive meeting for attendees, whether online or in person. Information on how the Board discharges its duty in relation to key stakeholder interests, including those of our workforce, and an explanation of how it considered these when making principal decisions, are set out on pages 136-139. On pages 153-155, we provide information about our Board activities and highlight which stakeholder interests we considered. I was pleased to visit Australia for a Board offsite, where we benefited from valuable strategy sessions and gained insight into the opportunities and challenges our colleagues in Australia are facing. I also went to China, where I delivered a lecture at Tsinghua University School of Economics and Management, and participated in a fireside chat with Shell staff. I also met with employees in London and the Netherlands. It is always great to spend time with colleagues, to better understand team culture and their lines of business, and to see the operational excellence of our people in action. [A] A vision statement defines the desired future state of a company rather than a series of firm, binding commitments. Governance Introduction from the Chair 141 Shell Annual Report and Accounts 2025

Our workforce engagement methods can be found on pages 158-159. We continue to believe that constructive relationships built on mutual respect and transparency help Shell attract and retain employees, while supporting greater productivity and operational safety and efficiency. Helping ensure that employee voices are heard on relevant matters in the boardroom in practical ways is key to understanding the broader impact of business decisions, including with respect to organisational culture. The successful delivery of our strategy and achieving our vision are dependent on our people and on a culture that aligns to our goals and reflects the changes we need to make as part of the energy transition. "Our People and Culture" (see "Risk management and risk factors" on pages 125-135 for more information on this risk) is one of the principal risks considered by the Board, with an annual deep dive supplemented by regular meetings between Board members and Shell employees throughout the organisation. In December 2025, the Board received updates on the Shell People Survey, an annual employee survey, and the conduct and culture within the organisation, along with the associated risk areas. In January 2025, the management team shared with us how it is seeking to evolve Shell's culture, placing people at the heart of transforming the organisation's performance. In January 2026, we introduced the refreshed Code of Conduct, which gives greater emphasis to the behaviours we expect from everyone who works for Shell. A key objective is to reinforce a working environment where people feel encouraged to speak up. We have also clarified our expectations for the responsible use of AI. Shell's culture reflects its long-held values -- honesty, integrity and respect for people. These underpin all the work we do and are foundational to our strategy and purpose. The Board will continue to increase its focus on Shell's culture to make sure it continues to align with the business strategy. Division of responsibilities More information on how the Board and Board committees support business operations is provided on pages 151-152. Given our drive for further simplification of Board and committee processes, in 2025 we considered the role and responsibilities of the Sustainability Committee, and, in December 2025, decided to move from four to two committee meetings per year with a sharpened focus on oversight of emerging trends related to disclosed sustainability impacts, risks, and opportunities (see pages 165-166 for further information). In February 2026, the Terms of Reference for the Board committees were reviewed and updated. The full Terms of Reference for each committee, and the Matters Reserved for the Board, are provided on our website. Directors' commitments outside of the Board are reviewed to help ensure they have sufficient time to fulfil their duties. Composition, succession and evaluation There were no changes to the Board in 2025. Following the 2025 AGM, Cyrus Taraporevala succeeded Neil Carson as Chair of the Remuneration Committee. In December 2025, Shell announced that Catherine Hughes and Neil Carson would not be standing for re-election at the 2026 AGM, and that Holly Keller Koeppel and Clare Scherrer were appointed as Non- executive Directors of the Company with effect from January 1, 2026. Catherine and Neil leave with our best wishes and we thank them for their valuable contributions. Changes were also announced with respect to membership of our Board committees. These changes are reflected in the biographies of the respective Directors and in the reports of the committees. The 2025 Board Performance Review was externally facilitated. More on this can be found on page 160. In 2026, we plan to undertake a further review on Board effectiveness and dynamics. Audit, risk management and internal control Throughout the year, the Audit and Risk Committee (ARC) assisted the Board in implementing sound systems of risk management and internal control, oversight of Shell's financial reporting, and consideration of ethics and compliance matters. In addition to the variety of standing matters and more specific topics that are discussed by the ARC throughout the year. In 2025, the ARC held additional discussions to consider external auditor independence issues related to audit partner rotation requirements and amendments to Shell's Form 20-Fs for the years ended December 31, 2023 and 2024. The ARC initiated a competitive audit tender process at the beginning of the fourth quarter 2025. In February 2026, the Board approved the ARC's audit tender outcome recommendation and a resolution proposing the appointment of PwC as the external auditor for the financial year 2027 will be put forward to shareholders for approval at the 2027 AGM. More on the ARC's work can be found on pages 167-175. Looking ahead We are cognisant of and accept that not all of our stakeholders will be fully supportive of all the decisions that we take, and some stakeholders will choose different methods of communicating their views and their concerns. We will continue to engage with stakeholders, and we will continue to have the humility to listen, learn and adapt as we continue to implement our strategy for the long-term success of the Company. As always, as the energy system evolves, there is more that needs to be done. Your Board is confident in Shell's leadership and culture. We are a leaner, stronger and more competitive organisation that is well positioned to navigate the years ahead and deliver more value with less emissions in our changing energy system. Sir Andrew Mackenzie Chair March 11, 2026 Governance | Introduction from the Chair continued 142 Shell Annual Report and Accounts 2025

The Board of Shell plc Sir Andrew Mackenzie Chair Board Committee membership: NOMCO (Chair) British, 69. Appointed October 1, 2020; Chair from May 18, 2021. Career Sir Andrew spent 22 years with bp, during which he worked across most business streams and functions – principally in oil and gas exploration and production, and petrochemicals. While with bp, he held senior and executive positions, including as Chief Reservoir Engineer and Chief Technology Officer. In 2004, he joined Rio Tinto, where he held various executive positions until 2007, including Head of Industrial Minerals and Diamonds. Sir Andrew joined BHP in 2008 and served as CEO from 2013 to 2019. As BHP CEO, he simplified and strengthened the business, and made it the first miner to pledge to tackle emissions caused when customers use its products. From 2005 to 2013, Sir Andrew served as a Non-executive Director of Centrica. He has also served on many not-for- profit boards, including public policy think tanks in the UK and Australia. Relevant skills and experience Sir Andrew has more than 30 years' experience in the mining and energy industries. In 2014, he was made a Fellow of the Royal Society, a Fellowship of many of the world's most eminent scientists. Sir Andrew has applied his deep understanding of the energy business and geopolitical outlook to create public-private partnerships and advise governments around the world. He continues to advocate for sustainable action on climate change, including access to affordable energy. His expertise is helping Shell navigate the energy transition. Sir Andrew also champions gender balance, the rights of Indigenous Peoples, and the power of large companies to make a positive contribution to society. External appointments ￮ Chair of UK Research and Innovation (UKRI) Dick Boer Deputy Chair and Senior Independent Director Board Committee membership: ARC | NOMCO | REMCO Dutch, 68. Appointed May 20, 2020; Deputy Chair and Senior Independent Director from May 23, 2023. Career Dick spent more than 17 years in various retail positions, for SHV Holdings N.V. in the Netherlands and abroad, and for Unigro N.V. Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he also became President and CEO of Ahold's Dutch businesses. From 2006 to 2011, he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016. Dick was President and CEO of Ahold Delhaize from 2016 to 2018, and has also chaired the Compensation Committee of Nestlé S.A. since April 2024. In 2025, Dick became Lead Independent Director and Vice Chair of Nestlé S.A. Relevant skills and experience Dick has a deep understanding of brands and consumers, and extensive knowledge of the US and European markets, from his time leading one of the world's largest food retail groups. He has considerable experience at the forefront of retailing and customer service, which extended in more recent years to e-commerce and the digital arena. This experience is most timely as Shell focuses on the growth of our marketing activities and increasing consumer choices in energy products. Dick brings sound business judgement and a proven track record in strategic delivery to Shell, evidenced by the combination of Ahold and Delhaize. He is also passionate about sustainability and is well informed about the importance of the various stakeholder interests in this area. External appointments ￮ Non-executive Director of SHV Holdings ￮ Lead Independent Director and Vice Chair of Nestlé S.A. Wael Sawan Chief Executive Officer Board Committee membership: N/A Lebanese and Canadian, 51. Appointed January 1, 2023. Career Wael began his career at Shell in 1997 as an engineer with Petroleum Development Oman. By the mid-2000s, Wael was Managing Director and Chairman of Shell Qatar, where he oversaw Shell's business in Qatar, including its LNG and GTL divisions. Wael then became Executive Vice President of Deep Water, where he was responsible for driving its transformation into a leading business for Shell. Prior to being appointed CEO at the start of 2023, Wael joined the Executive Committee in 2019 as Upstream Director and in 2021, he became Shell's Director of Integrated Gas, and Renewables and Energy Solutions. Wael was a trustee of Shell Foundation from 2019 to the end of 2022. Relevant skills and experience Wael holds an MEng from McGill University in Montreal, Canada, and an MBA from Harvard Business School. During his Shell career, spanning more than 25 years, he has worked in Europe, Africa, Asia and the Americas, and has held roles across all of Shell's businesses. He has led several major commercial transactions, including mergers, acquisitions and divestments, as well as new business development projects. Wael is an exceptional leader, with all the qualities needed to drive Shell safely and profitably through its next phase of transition and growth. His track record of commercial, operational and transformational success reflects not only his broad, deep experience and understanding of Shell and the energy sector, but also his strategic clarity. He combines these qualities with a passion for people, which enables him to get the best from those around him. External appointments ￮ No external appointments Governance 143 Shell Annual Report and Accounts 2025

Sinead Gorman Chief Financial Officer Board Committee membership: N/A British, 48. Appointed April 1, 2022. Career Sinead joined Shell in 1999 and has held key leadership roles in Finance. She started her Shell career in the Shell International Trading and Shipping Company based in London, UK, and then moved to the Coral Energy joint venture, in Houston, Texas, USA. Sinead worked in Mergers and Acquisitions and Treasury, based in the Netherlands, before moving back to Houston as Vice President Finance for Shales. Prior to her appointment as CFO, Sinead held the positions of Executive Vice President Finance for Upstream; Projects & Technology, as well as Integrated Gas and New Energies (now Renewables and Energy Solutions). Relevant skills and experience Sinead has an MEng from the University of Oxford and an MSc in Finance from London Business School. Sinead has more than two decades' experience of working for Shell and has held regional and global finance leadership roles across Europe and the USA. She has built a deep understanding of finance across the industry, spanning a wide range of businesses, and possesses a breadth of experience in trading, new business development and capital projects. Highly regarded for her commercial abilities and external focus, Sinead has a strong track record in cost leadership, principle-based decision-making and detailed capital stewardship. External appointments ￮ No external appointments Neil Carson OBE Independent Non-executive Director Board Committee membership: SUSCO British, 68. Appointed June 1, 2019. On December 11, 2025, the Company announced that Neil would not stand for re- election at the 2026 AGM, having served as a Director for seven years, and would step down from the Board of Shell plc. Career Neil is a former FTSE 100 CEO. He joined Johnson Matthey in 1980 where he held several senior management positions in the UK and the USA, before being appointed CEO in 2004. Since retiring from Johnson Matthey in 2014, Neil has focused on his non-executive roles. He was Chair of TT Electronics plc from 2015 until May 2020. Relevant skills and experience Neil has an engineering degree, considerable operational experience and a strong understanding of capital-intensive businesses. He has a broad industrial outlook and a thorough commercial approach combined with a practical perspective on businesses. His intuitive international point of view helps drive value in complex environments. Neil was awarded an OBE for services to the chemical industry in 2016. Neil uses his experience to bring fresh insight and industry understanding to Board discussions. External appointments ￮ Non-executive Chair of Oxford Instruments plc Ann Godbehere Independent Non-executive Director Board Committee membership: ARC (Chair) | NOMCO Canadian and British, 70. Appointed May 23, 2018. Career Ann started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined M&G Group in 1981, where she served as Senior Vice President and Controller for both life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as CFO from 2003 to 2007. From 2008 to 2009, she was interim CFO and an Executive Director of Northern Rock bank in the initial period following its nationalisation. Ann has held non-executive director positions at Prudential plc, British American Tobacco plc, UBS AG and UBS Group AG. Ann served as a Non-executive Director of Rio Tinto plc and Rio Tinto Limited from 2010 until May 2019 and was also Senior Independent Director of both entities. In January 2021, Ann joined the Board of Stellantis N.V., and she chairs its audit committee. Ann joined the Board of HSBC Holdings plc in September 2023 and HSBC Bank plc in January 2025. Relevant skills and experience Ann is a former CFO and a Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada. She has more than 25 years of experience in the financial services sector. Ann's extensive international business experience enables her to make significant and valuable contributions and bring a global perspective to Board discussions. Ann's long and varied international business career powered by her financial acumen is reflected in the insights and constructive challenges she brings to the boardroom. As ARC Chair, Ann leverages her background to ensure robust discussions are consistently held as the ARC delivers its remit. External appointments ￮ Non-executive Director and Audit Committee Chair of Stellantis N.V. ￮ Senior Independent Director of HSBC Holdings plc ￮ Non-executive Chair of HSBC Bank plc Governance | The Board of Shell plc continued 144 Shell Annual Report and Accounts 2025

Catherine J. Hughes Independent Non-executive Director Board Committee membership: ARC | SUSCO (Chair) Canadian and French, 63. Appointed June 1, 2017. On December 11, 2025, the Company announced that Catherine would not stand for re-election at the 2026 AGM, having served as a Director for nine years, and would step down from the Board of Shell plc. Career Catherine started her career with Schlumberger in 1986 and held key positions in countries including France, Italy, Nigeria, the UK, Canada and the USA. She was Vice President Exploration & Production Services at Husky Oil from 2005 to 2007 and Vice President Oil Sands from 2007 to 2009. Catherine joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources. She was Executive Vice President International at Nexen Inc. from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. Catherine has held non-executive director positions at SNC-Lavalin Group Inc., Statoil ASA and Precision Drilling Inc. Relevant skills and experience Catherine contributes through her knowledge of industry and the ease with which she engages with other Directors and managers. With over 30 years of industry experience, she brings a geopolitical outlook and deep understanding of the industry. An engineer by training, she has also spent significant time working in senior human resources roles. The Board highly regards her perspectives on our industry and people. Catherine has a strong track record of executing operational discipline with a focus on performance metrics and a drive for excellence. Her knowledge of the technology underpinning oil and gas operations, logistics, procurement and supply chains benefits the Board as it considers projects and investment and divestment proposals. She uses her industry knowledge and her commitment to the highest standards of corporate governance and safety, ethics and compliance in her role as Chair of SUSCO. External appointments ￮ Non-executive Director of Valaris Limited Holly Keller Koeppel Independent Non-executive Director Board Committee membership: ARC | SUSCO American, 67. Appointed January 1, 2026. Career Prior to 2010, Holly held financial and executive management roles with Consolidated Natural Gas Company and American Electric Power Company, Inc. (AEP), ultimately serving as CFO of AEP. She also served as an independent non‑executive director of Reynolds American Inc. from 2008 until its acquisition by British American Tobacco plc, and as a non‑executive director of Vesuvius plc. She went on to become Co‑head of Citi Infrastructure Investors between 2010 and 2015, before moving to Corsair Capital LLC as Managing Partner and Co‑head of Infrastructure until her retirement in 2017. Holly continued her association with Corsair as Senior Advisor until April 2018. Relevant skills and experience Holly is a senior executive with over 25 years of international energy industry experience in financial and operational leadership roles. She is a former public company chief financial officer and experienced audit committee chair of UK and US listed companies. Holly brings expertise in energy, corporate finance and governance, with transformation experience in regulatory reform, portfolio restructuring and the energy transition. She brings an international perspective, with over 25 years of board and operational responsibility for London-based and global markets, as well as experience with operations in the USA and Australia. Financially literate and commercially astute, Holly combines technical expertise with operational insight, making her a valued board contributor. External appointments ￮ Senior Independent Director of Flutter Entertainment plc ￮ Senior Independent Director of British American Tobacco plc ￮ Independent Director of Core Natural Resources Inc. ￮ Independent Director of AES Corporation Jane H. Lute Independent Non-executive Director Board Committee membership: REMCO | SUSCO American, 69. Appointed May 19, 2021. Career Jane started her career in the US Army in 1978, serving in Berlin during the Cold War, on the US Central Command Staff during Operation Desert Storm, and on the National Security Council Staff under Presidents George H.W. Bush and William J. Clinton. After retiring from the military in 1994, she joined the Carnegie Corporation of New York as an Executive Director of its Commission on Preventing Deadly Conflict. From 2003 to 2009, she held senior political and peacekeeping roles at the United Nations. From 2009 to 2013, Jane served as Deputy Secretary of the US Department of Homeland Security. In 2013, she established and led the Council on CyberSecurity, an independent not-for-profit organisation with a global scope, committed to the security of an open internet. From 2015 to 2016, Jane was Chief Executive Officer of the Center for Internet Security, an independent not-for-profit organisation that works to improve cyber security worldwide. From 2017 to 2021, Jane was President and Chief Executive Officer of SICPA Securink Corporation's North American operations, after which she assumed the role of Non-executive Strategic Director. From 2018 to 2021, Jane was a Non-executive Director of Atlas Air Worldwide Holdings, Inc. Relevant skills and experience Jane is a proven and effective leader, who has held significant leadership roles in public service, the military and the private sector. She brings a wealth of expertise in matters of public policy, cyber security and risk management to our Board. Jane is an experienced board director, having served on large organisations' boards since 2016. These appointments have given her business perspectives across different sectors and geographical regions. She also served as chair and member on committees, including those focusing on audit, safety, service quality, environmental and sustainability, nomination and governance issues. External appointments ￮ Non-executive Director of Marsh ￮ Non-executive Director of Union Pacific Corporation ￮ Strategic Non-executive Director of SICPA Securink Corporation Governance | The Board of Shell plc continued 145 Shell Annual Report and Accounts 2025

Sir Charles Roxburgh Independent Non-executive Director Board Committee membership: ARC British, 66. Appointed March 13, 2023. Career Sir Charles spent over 25 years at McKinsey & Company, where he held a range of senior positions. While at McKinsey, he worked for large banks, insurance companies, hedge funds and private-equity investors in strategy, risk management and organisational roles. He also led major research efforts at McKinsey and authored articles on strategy and scenario planning. Sir Charles obtained an MBA from Harvard Business School. From 2013 to 2016, Sir Charles was a Director General, Financial Services at HM Treasury and led the legislative process for the biggest reforms in the UK banking sector in a generation. From July 2016 to June 2022, he was Second Permanent Secretary, one of the most senior positions within the UK's Treasury. In this role, he was responsible for the economics ministry functions within HM Treasury including financial services, energy and infrastructure policy. He was also Chair of the HM Treasury Operating Committee. Sir Charles was Non-executive Chair of Legal and General America from 2023 to 2025. He joined Lloyd's of London as Chair in May 2025. Relevant skills and experience Sir Charles' succession of roles has placed him at the nexus between industry and government, and he has been actively involved in forging and delivering energy policies. He was an influential figure within HM Treasury in pioneering energy policy, including for COP26, and providing funding for innovative organisations to support the energy transition. He also brings additional expertise in risk management and financial regulation from his time at HM Treasury and his role at Lloyd's. External appointments ￮ Chair of Lloyd's of London ￮ Non-executive member of Global Council, Herbert Smith Freehills Kramer Clare Scherrer Independent Non-executive Director Board Committee membership: ARC | REMCO American and British, 57. Appointed January 1, 2026. Career Clare joined Goldman Sachs in New York in 1996 and was named a Partner in 2006. Over more than 25 years with the firm, she advised multinational corporations on M&A, IPOs and strategic transformations, developed its leading global water technology investment banking franchise and led coverage of diversified industrials across the Americas. She was also Chair of the Investment Banking Diversity Committee between 2010 and 2013. In 2011, Clare moved to London and became Head of EMEA Industrials, before being appointed Co‑Head of Global Industrials Investment Banking, a role she held from 2013 to 2022. During this period, she also co-chaired the Firmwide Commitments Committee between 2017 and 2022. In 2022, Clare joined Smiths Group where she served as CFO and Executive Director until 2025. Relevant skills and experience Clare has extensive experience working with capital-intensive global industrial companies, accelerating growth and increasing value. She brings deep expertise in corporate finance, risk management and transformation, with experience spanning investment banking and executive leadership. She has advised and led complex global organisations through strategic change and has a strong international perspective, having worked across Europe, the Americas and Asia Pacific. Clare is financially literate and is highly skilled in governance and compliance. Her leadership capabilities, integrity and ability to provide constructive challenge make her a valuable contributor to board discussions. External appointments ￮ Independent Non-executive Director of the Legrand Group Abraham Schot Independent Non-executive Director Board Committee membership: REMCO | SUSCO Dutch, 64. Appointed October 1, 2020. Career Abraham ("Bram") joined Mercedes-Benz in the Netherlands in 1987 on an executive management programme and held several director and senior leadership roles within the company. From 2003 to 2006, he was President and CEO of DaimlerChrysler in the Netherlands. From 2006 to 2011, Bram was President and CEO of Daimler/Mercedes- Benz Italia & Holding S.p.A. From 2011 to 2016, Bram was a member of the Board of Volkswagen Commercial Vehicles and Executive Vice President responsible for Global Marketing, Sales & Services, New Business Models. In 2017, he became a member of the Board of Audi AG. Bram has been on the Board of Volkswagen AG, responsible for the Premium Car Group, CEO of Audi AG, Chair of Lamborghini and Ducati, responsible for the VW Group Commercial Operations and Vice-Chair of Porsche Holding Salzburg. Relevant skills and experience Bram has over 30 years' experience working in the automotive industry. He was part of the transformation journey at Audi AG, which saw the car company become a provider of electric vehicles that offered sustainable mobility. Bram is able to leverage this knowledge as Shell navigates its own journey through the energy transition. Bram brings his high regard for integrity and compliance to board meetings. His studies have encompassed innovation and organisational effectiveness, geopolitical environments, shareholder value, corporate social responsibility and risk management, which are all valued management tools. External appointments ￮ Non-executive Director of Signify N.V. ￮ Non-executive Director of Cognizant Technology Solutions Corporation ￮ Non-executive Director of Compagnie Financière Richemont SA Governance | The Board of Shell plc continued 146 Shell Annual Report and Accounts 2025

Leena Srivastava Independent Non-executive Director Board Committee membership: SUSCO Indian, 65. Appointed March 13, 2023. Career Leena has dedicated her career to sustainability research and policy matters, and has held positions on boards of scale. She was Deputy Director General for Science at the International Institute for Applied Systems Analysis. Prior to this, she was an Executive Director at The Energy and Resources Institute (TERI), a not- for-profit policy research organisation working on energy, environment and sustainable development, and then Vice Chancellor of the TERI School of Advanced Studies – a research university focused on sustainability education based in India. She has served on committees and organisations at international and national levels, including as energy and climate adviser for the United Nations and Member of the Advisory Committee at Future Earth. Relevant skills and experience Leena has been an independent board member of several Indian companies: Reliance Infrastructure Ltd, Bharti Infratel, Shree Cement Ltd, and Torrent Pharmaceuticals. Leena has served on sustainability advisory boards of multinational companies, such as The Coca-Cola Company, Caterpillar Inc. and Suez Environment. She recognises the challenges large organisations face in managing stakeholder priorities, including balancing business, government and societal needs, while pursuing a sustainability agenda. As a member of the Cement Sustainability Initiative of the World Business Council for Sustainable Development, she provided a pragmatic perspective on how to support the sector through its decarbonisation journey. She has a strong network of relationships in multiple global institutions focused on sustainability and an understanding of the issues the energy sector faces. External appointments ￮ Member of the Independent Council of Climate Experts of Edelman ￮ Advisory board member of NAMTECH — a private technical education institute in India ￮ Advisory board member of Prowess Equity Funds - advisor on common advisory board for two funds Cyrus Taraporevala Independent Non-executive Director Board Committee membership: ARC | REMCO (Chair) American, 59. Appointed March 2, 2023. Career Cyrus was President and Chief Executive Officer of State Street Global Advisors from 2017 to 2022. Cyrus has held numerous leadership roles in asset management including at Fidelity, BNY Mellon, Legg Mason and Citigroup. Cyrus was previously a partner at McKinsey & Company, based in New York and Copenhagen. He serves on the boards of two non-profit organisations: The Trustees of Reservations, a Massachusetts-based conservation organisation, and GBH, a public media producer, distributor, broadcaster and content creator. Relevant skills and experience Cyrus brings a unique mix of strategic perspectives and business skills. He has significant experience in driving organic and inorganic growth, and company transformations. He is one of the most senior professionals in the asset management industry and has successfully led and grown global businesses of scale. He played a critical role in affirming State Street's reputation as both a stalwart and a pioneer within the sector. At times, Cyrus was helping to implement change amid market uncertainty caused by geopolitical tensions and an evolving regulatory environment. Cyrus also possesses a unique vantage point on core board-related issues impacting public companies including sustainability. He has spoken about and published multiple articles on climate risk and other aspects of sustainability. He is credited with strengthening the sustainability credentials of State Street Global Advisors. External appointments ￮ Non-executive Director of Bridgepoint Group plc ￮ Non-executive Director of Pfizer Inc. Sean Ashley Company Secretary British, 54. Appointed July 1, 2024. Career Sean qualified as a solicitor in 1998 and joined Shell from private practice in 2006. Since then, he has held a variety of roles in the Shell Group, including leading the Shell Legal team on Shell's recommended combination with BG Group plc and a number of Associate General Counsel positions. Sean currently leads the Corporate Secretariat and the Group Disclosures and Securities Team in the UK, USA and the Netherlands. Relevant skills and experience Sean is an experienced senior leader who has significant experience across a broad range of legal, regulatory, governance and compliance matters, including UK listed company securities and disclosure laws, UK corporate governance and reporting requirements and public company M&A. Governance | The Board of Shell plc continued 147 Shell Annual Report and Accounts 2025

Governance | The Board of Shell plc continued

Board diversity


Gender diversity
Female
42%
Male
58%


Ethnicity
White British or other White (including minority white groups)
75%
Asian / Asian British
17%
Other ethnic groups
8%


Non-executive Director tenure (years)
0-3
30%
4-6
40%
7-9
30%


Non-executive Director sector experience
Regulatory, Government affairs, Public policy
90%
Oil and gas, Extractives, Energy
80%
Strategy development
100%
Engineering, Industrial
80%
Consumer, Marketing
70%
Accounting and Finance
90%

The graphs above capture board diversity data as at December 31, 2025. For further information in relation to UK Listing Rule 6.6.6R(10) and (11), see "Other regulatory and statutory information" on page 210.

Director independence

All Non-executive Directors are considered by the Board to be independent in character and judgement. The Chair is not subject to the UK Corporate Governance Code's independence test other than on appointment.

Ethnic diversity

In line with the Parker Review recommendations, Shell aimed to achieve 15% ethnic minority group representation in Senior Management [A] by 2027, which has been achieved in advance of the target date. We will now aim to achieve 17% by 2027.

[A] Senior Management refers to senior leadership based in the UK, measured based on compensation grade, and aligned with our self-identification data collection and processes.

Attendance

The Board met 10 times during 2025. Five of the 10 meetings were held physically – one meeting in Australia, and four meetings in London, UK. Five meetings were held virtually. Attendance in 2025 for all Board meetings is given in the table [A].

Board member	Scheduled meetings attended	Ad-hoc meetings attended
Dick Boer	8/8	2/2
Neil Carson OBE [B]	8/8	1/2
Ann Godbehere	8/8	2/2
Sinead Gorman	8/8	2/2
Catherine J. Hughes	8/8	2/2
Jane H. Lute [C]	8/8	1/2
Sir Andrew Mackenzie	8/8	2/2
Sir Charles Roxburgh	8/8	2/2
Wael Sawan	8/8	2/2
Bram Schot [D]	7/8	1/2
Leena Srivastava	8/8	2/2
Cyrus Taraporevala	8/8	2/2

[A] For attendance at committee meetings during the year, please refer to individual committee reports.
[B] Neil Carson OBE was absent from the ad-hoc February 2025 Board meeting due to personal circumstances.
[C] Jane H. Lute was absent from the ad-hoc May 2025 Board meeting due to personal circumstances.
[D] Bram Schot was absent from the ad-hoc February 2025 and September 2025 Board meetings due to scheduled business commitments.

148 Shell Annual Report and Accounts 2025

Executive Committee The Executive Committee of the Company comprises the Executive Directors, Wael Sawan and Sinead Gorman, and those listed below (see "Governance Framework" on page 151). Philippa Bounds Chief Legal Officer British, 55. Appointed July 1, 2023. Career Philippa joined Shell in 2005 after a decade of working at English and American law firms, specialising in structured finance. She has held legal roles across Shell's businesses, including Senior Legal Counsel in Gas and Power and in Corporate, and Vice President in Projects & Technology and Upstream. She previously served as General Counsel for Trading and Supply. She has also lived and worked across Europe and Asia, broadening her global legal and regulatory experience. She has also held several advisory roles, including special adviser to the EU Commission's Director General Internal Markets on securities laws. Peter Costello President, Upstream British, 60. Appointed April 1, 2025. Career Peter held geographically diverse senior roles across a range of BG Group's businesses, including President and Country Head, Kazakhstan. Following Shell's combination with BG Group, Peter joined Shell in 2016 as Vice President, Nigeria and Gabon. Prior to being appointed Executive Vice President, Conventional Oil and Gas in November 2021, he served as Senior Vice President, Conventional Oil and Gas. Cederic Cremers President, Integrated Gas Dutch, 47. Appointed April 1, 2025. Career Cederic joined Shell's Retail business in 2002. Prior to being appointed Executive Vice President, Liquefied Natural Gas in August 2021, he held a variety of financial and business leadership roles across Shell's businesses. These roles include General Manager, Shell Chemicals Europe; Vice President, Commercial and New Business Development, Asia; and Executive Vice President and Country Chair, Russia. Machteld de Haan President, Downstream, Renewables and Energy Solutions Dutch, 52. Appointed April 1, 2025. Career Machteld joined Shell in 1998 and has had several leadership and geographically diverse roles across the Downstream portfolio including Mobility, Strategy, Fleet Solutions, Lubricants and most recently Chemicals and Products. Prior to being appointed to lead Chemicals and Products, Machteld was Senior Vice President, Lubricants Americas, which included being the CEO of Pennzoil- Quaker State Company, and subsequently became Executive Vice President, Global Lubricants. Andrew Smith President, Trading and Supply Australian, 61. Appointed April 1, 2025. Career Andrew joined Shell in 1986 as a refinery engineer and has worked across all of Shell's integrated value chains, including leading Shell's petrochemical manufacturing business in Singapore. He subsequently became Vice President, Downstream in Australia and then Executive Vice President, Upstream and Country Chair, where he led the expansion of Shell's Liquid Natural Gas and Onshore Gas businesses in Australia. Andrew was appointed Executive Vice President, Trading and Supply in 2017. Rachel Solway Chief Human Resources and Corporate Officer British, 52. Appointed January 1, 2024. Career Rachel joined Shell in 1995 in Upstream in Aberdeen, Scotland. She has since held HR roles in manufacturing, LPG, lubricants and chemicals. In 2016, Rachel was appointed Executive Vice President HR Integrated Gas. She became the Executive Vice President HR Upstream in 2020 before being appointed interim Executive Vice President HR Organisation Development & Learning in May 2023. Governance 149 Shell Annual Report and Accounts 2025

Changes to the Executive Committee Leavers (on March 31, 2025) ￮ Huibert Vigeveno (Downstream, Renewables and Energy Solutions Director) ￮ Zoë Yujnovich (Integrated Gas and Upstream Director) Leaver (on February 28, 2026) ￮ Robin Mooldijk (Projects & Technology Director) Joiners (on April 1, 2025) ￮ Machteld de Haan (President, Downstream, Renewables and Energy Solutions) ￮ Andrew Smith (President, Trading and Supply) ￮ Cederic Cremers (President, Integrated Gas) ￮ Peter Costello (President, Upstream) As announced on March 4, 2025, with effect from April 1, 2025, leaders on the Executive Committee representing Integrated Gas; Upstream; Downstream, Renewables and Energy Solutions; Trading and Supply; and Projects & Technology, are each referred to as President of their respective organisations, rather than "Director". Functional leaders on the Executive Committee are referred to as Chief Officer of their respective functions. The changes to the Executive Committee structure were designed to support our strategy to deliver more value with less emissions, and as part of our ongoing transformation. Shell's financial reporting segments remain Integrated Gas; Upstream; Marketing; Chemicals and Products; Renewables and Energy Solutions; and Corporate. On January 20, 2026, Shell announced that significant progress had been made against the previously announced plan to integrate the technical divisions, which today make up the Projects & Technology organisation, into the business lines; and that as a result of the progress we have made, Robin Mooldijk, President, Projects & Technology will step down after 35 years of distinguished service with Shell, effective February 28, 2026. Following Robin's departure, Shell's Executive Committee has reduced in size from nine to eight members. [A] As at December 31, 2025. Governance | Executive Committee continued 150 Shell Annual Report and Accounts 2025

Governance framework Board of Directors The Company has a single-tier Board of Directors headed by a Chair, with executive management led by the Chief Executive Officer (CEO). The names of the Directors who held office during the year can be found on pages 143-148. Information on the Directors who are seeking appointment or reappointment is included in the Notice of Annual General Meeting. There is no fixed number of times that the Board may meet in one year. During 2025, the Board met 10 times (nine times during 2024) and, as detailed in the Strategic Report, including the Section 172 Statement and activities undertaken throughout the year, worked to promote the long-term success of the Company, generating value for shareholders and contributing to wider society. Further information on the Board's work and assessments in relation to strategy, culture, engagement with stakeholders, and its workforce can be found in this section. The Board's responsibilities are governed by a formal schedule of matters reserved to it and include: ￮ approval of overall strategy and oversight of management. ￮ changes to the corporate and capital structure. ￮ approval of financial reporting and controls, including interim dividends. ￮ oversight of risk management and internal control. ￮ approval of significant contracts. ￮ determining succession planning and new Board appointments. ￮ determining the remuneration policy for the Chair, CEO and Executive Directors and remuneration for Non-executive Directors. ￮ corporate governance matters. Board Committees Audit and Risk Committee (ARC) Sustainability Committee (SUSCO) Nomination and Succession Committee (NOMCO) Remuneration Committee (REMCO) More information on the composition of each of the Board committees, their purpose, roles and activities during the year is provided on the following pages: ARC 167-175 SUSCO 165-166 NOMCO 162-164 REMCO 176-182 Governance 151 Shell Annual Report and Accounts 2025

Board of Directors continued Division of responsibilities The roles of the Chair, a non-executive role, and the CEO are separate and clearly defined. The Board has agreed on their respective responsibilities and set these out in writing. These documents are available on request from the Company Secretary. Chair ￮ Responsible for ensuring that the Board and its committees function effectively. One way in which this is achieved is by ensuring Directors receive accurate, timely and clear information. ￮ Responsible for making sure that there is an adequate induction and training programme followed by all Directors (see page 155), with assistance from the Company Secretary. Deputy Chair/Senior Independent Director ￮ Sounding board for the Chair. ￮ Serves as an intermediary for the other Directors and shareholders. ￮ Leads the annual appraisal of the Chair's performance. Non-executive Directors ￮ Appointed by the Board or by shareholders at general meetings and, in accordance with the Code, seek re-election by shareholders on an annual basis. ￮ Letters of appointment refer to a specific term of office in accordance with the provisions of the Code and the Company's Articles of Association. ￮ Upon appointment, Non-executive Directors confirm they are able to allocate sufficient time to meet the expectations of the role. Appointments are subject to a minimum of three months' notice of termination, and there is no compensation provision for early termination. ￮ The Non-executive Directors bring a wide range and balance of skills and international business experience. Through their contribution to the Board and Board committee meetings, respectively, they are expected to challenge and help develop proposals on strategy and bring independent judgement on issues of performance and risk. ￮ At every Board meeting, time is set aside for the Chair and Non-executive Directors to meet without the Executive Directors being present. The Non-executive Directors discuss, among other matters, the performance of individual Executive Directors. A number of Non-executive Directors also meet major shareholders over the course of the year. Executive Management Chief Executive Officer (CEO) ￮ has overall responsibility for the implementation of the strategy approved by the Board, the operational management of the Company and the business enterprise connected with it. ￮ is supported in this by the EC that he chairs. Executive Committee (EC) ￮ operates under the direction of the CEO in support of his responsibility for the overall management of Shell's business. The CEO has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders' general meeting. ￮ members are listed in the Executive Committee biographies on pages 149-150. Governance documents available on shell.com/investors: ￮ Articles of Association ￮ Matters Reserved for the Board ￮ Board Committee Terms of Reference ￮ Modern Slavery Act Statement ￮ Shell General Business Principles ￮ Shell Code of Conduct ￮ Code of Ethics for Executive Directors and Senior Financial Officers Governance | Governance framework continued 152 Shell Annual Report and Accounts 2025

Governance

Board activities

The Board works to a yearly meeting plan with corresponding agendas and reading materials, provided digitally in advance of meetings, to support the Board in its oversight of the Group's operations and management. Standing agenda items include reports from the CEO, the CFO and the Chair of each Board committee. Other updates throughout the year come from various businesses and key functions, including Investor Relations; Health, Safety, Security and Environment; Information Technology; Human Resources; and Legal, as well as the Company Secretary. The Board also considers and approves the quarterly, half-year and full-year financial results; shareholder distributions and the associated announcements; investment, divestment and/or financing proposals; and tracks performance. In 2025, following EY non-compliance with independence rules related to audit partner rotation requirements, the Board considered and approved amended Form 20-Fs for the years ended December 31, 2023 and 2024 following consideration of the same by the Audit and Risk Committee. Additionally, the Board reviews the Group's annual Operating Plan, including activities undertaken designed to meet the Group's climate-related targets and ambition. To enable purposeful discussion and focus on particular aspects of agenda topics, including the impact on key stakeholders, Directors have an opportunity to specify information they require to be provided in advance of Board meetings.

During the year, where possible, Non-executive Directors conduct site visits. The visits are designed to provide them with a deeper insight into certain business operations.

See "Understanding and Engaging with our Stakeholders" on pages 156-157 and "Workforce Engagement" on pages 158-159.

Some of the activities and areas of Board focus over the year are summarised in the table below. The information in the table is not exhaustive. Information on other topics discussed by the Board and details of the resulting decisions are covered elsewhere, primarily in the Section 172 statement provided earlier in this report on pages 136-139. In some cases, a brief outline has been provided in the table, and page references are provided for additional information.

Board offsite

Each June, the Board and Executive Committee (EC) participate in a three-day programme, known as the "Board offsite", which takes place in a priority country setting and serves to improve Board effectiveness and strategic decision-making. The 2025 Board offsite was held in person in Australia over three days. The event sought to deliver insights into business strategy and operations. It also incorporated a visit to strategic assets and facilitated dialogue with the Australia country chair, employees, contractors and external stakeholders, including customers and suppliers.

Australia is an important heartland for Shell. The Board and EC members conducted a deep dive into each of Shell's businesses in the country. Around this theme, the event provided for the following key discussion and engagement opportunities:
- visits to the QGC upstream assets and the QGC LNG facility on Curtis Island;
- engagements with staff; and
- discussions with global energy-geopolitical experts.

Topic	Discussion/activity/updates included	Examples of outcome/progress	Stakeholders considered
Board leadership and company purpose			
External business environment	◦ Received updates on and discussed regional geopolitical issues and market outlook.	◦ Provided opportunity to ask questions on updates on geopolitical issues and market outlook. ◦ Considered feedback from investor community on quarterly financial performance, including business segment results.	A, B, C, D, E, F, G
Strategy	◦ Reviewed and discussed the materials and proposed communication for Capital Markets Day 2025 (CMD25). ◦ Reviewed and discussed progress against Energy Transition Strategy 2024 (ETS24). ◦ Reviewed and discussed strategy including management recommendations. ◦ Directors participated in Board offsite strategy sessions. ◦ Reviewed and discussed the Group's annual Operating Plan for 2026–2028 (OP25). ◦ Received metrics demonstrating Shell's delivery of CMD25 targets.	◦ CMD25 narrative and messaging approved and announced in March 2025. ◦ Alignment on outcomes from Board offsite strategy sessions. ◦ Received an overview of the business, divestments, projected investments and opportunities. ◦ Approved OP25.	A, B, C, D, E, F, G
Climate	◦ Reaffirmed climate-related targets and ambition from ETS24 in CMD25. ◦ Discussed and engaged with various stakeholders on Shell's performance against ETS24. ◦ Considered shareholder proposed resolution for the 2025 AGM. ◦ Considered how carbon credits, divestments and potential investment opportunities contributed to meeting Shell's climate-related targets and ambition. ◦ Considered the nature and extent of the broader climate change and energy transition risk across Board proposals and further considered the potential influence on the delivery of Shell's climate-related targets and ambition.	◦ Discussed and engaged with various stakeholders on the development of CMD25 and consistency with ETS24. ◦ Agreed to compile existing and new disclosures into a note on our website related to LNG before Shell's 2026 AGM. (Please see "Understanding and Engaging our Stakeholders" on pages 156-157). ◦ Tracking alignment of divestment and investment opportunities with Shell's carbon targets and ambition.	A, B, C, D, E, F, G

A – investor community B – employees/workforce/pensioners C – regulators/governments D – NGOs/civil society stakeholders/academia/think tanks
E – communities F – customers G – suppliers/strategic partners

153 Shell Annual Report and Accounts 2025

Governance | Board activities continued

Topic	Discussion/activity/updates included	Examples of outcome/progress	Stakeholders considered
Culture			
Shell People Survey (2025 results)	◦ In December 2025, the Board reviewed the results of the 2025 Shell People Survey.	◦ Having recognised that the 2025 Shell People Survey results were an indicator of the organisation's health, the Board reflected on the role of people and culture in Shell's transformation.	B
Staff updates	◦ Received updates from management and Board Committees on organisational changes. ◦ Engagement through various sources such as Shell People Survey results, talent information, People and Culture risk dashboard, Chief Ethics and Compliance Officer Report, cultural information embedded in investment proposals.	◦ The Board was kept informed of health, safety and the environment with regard to Shell's staff and activities. ◦ The Board considered the impact of the organisational changes during the year and steps to address Shell People Survey results.	B
Board staff engagements	◦ Directors participated in in-person staff engagements on site visits and in London. ◦ Received updates from management on staff achievements and outstanding contributions made by our people.	◦ Gained first-hand insight into the development and culture of operations and maintenance teams, as well as staff perspectives on other matters of interest to our people. ◦ Received practical examples of ways in which staff members were exhibiting Shell's core values and contributing to society. ◦ In addition to the Board offsite in Australia in June 2025, the Board participated in a lunch with staff in London in September 2025.	B
Audit, risk and internal control			
Safety and environment	◦ Received regular updates from management on safety and environment performance. ◦ Throughout the year, Directors shared reflections and insights on topics related to core values and safety. ◦ Received regular updates from the SUSCO, including engagement with stakeholders.	◦ Provided with commentary and examples of how safety continues to be upheld as important by staff. ◦ Gained perspective and brought diversity of thought to Board discussions by using learnings and insight gained outside Shell. ◦ Provided with insights into the views and priorities of NGOs, communities and other stakeholders.	B, D, E, F, G
Risk management and internal control	◦ Reviewed reports on Shell's top risks, external and internal trends and emerging risks. ◦ Provided regular updates on potential impact of external risk factors including geopolitical risk in the Middle East and cyber incidents. ◦ Considered readiness for compliance with the new Provision 29 of the 2024 UK Corporate Governance Code.	◦ Considered the effectiveness of the risk management and internal control framework. ◦ Received regular updates on Shell's top risks, as well as several risk deep dives (including with respect to cybersecurity), and continued discussions on the risk appetite for these risks. ◦ Received reports on the performance of the Group's cyber defences. ◦ Reflected on progress regarding risk management and controls, pace of and inherent risks to the digital transformation strategy, and enhancements to management of climate risk and disclosures.	A, E, F
Auditor appointments	◦ As part of the 2026 external audit tender, received recommendation on appointment of external auditors for financial year 2027.	◦ Reappointment of external auditors submitted to shareholders for approval at the 2026 AGM. ◦ Approved ARC recommendation for external auditors appointment for the financial year commencing January 1, 2027.	A, C
Composition, succession and evaluation			
Succession planning	◦ Received recommendations from the NOMCO regarding succession plans and Board and committee composition.	◦ Kept regularly informed about succession planning arrangements. ◦ Approved a recommendation from NOMCO that each Non-executive Director continues to be considered independent. ◦ Please see the "Nomination and Succession Committee" section for further details.	A, B, D, E
Board and committee effectiveness reviews	◦ Engaged a third party to undertake an assessment of the performance of the Board, its Committees and the Chair.	◦ Concluded that throughout the year, the Board, its committees and the Chair continued to operate effectively. ◦ Please refer to the "Board Performance Review" section for further details.	A, B, D, E, F, G

A – investor community B – employees/workforce/pensioners C – regulators/governments D – NGOs/civil society stakeholders/academia/think tanks
E – communities F – customers G – suppliers/strategic partners

154 Shell Annual Report and Accounts 2025

Governance | Board activities continued

Topic	Discussion/activity/updates included	Examples of outcome/progress	Stakeholders considered
Composition, succession and evaluation continued			
Board membership, other appointments	◦ Reviewed Directors' tenure, external commitments, conflicts of interests, composition/membership of Board committees and appointments.	◦ Approved committee membership change, approach to conflicts of interest and appointments to the Board, following recommendations made by the NOMCO. ◦ Approved a renewal of the Directors' terms and tenure, where relevant. ◦ Please see the "Nomination and Succession Committee" section for further details. ◦ Approved the appointment of two new Non-executive Directors.	A, B, D, E
Talent overview and senior succession review	◦ Received updates on senior succession strategy.	◦ Enhanced insight into Shell talent and future leaders, assurance of robust succession and contingency plans.	B
Remuneration			
Remuneration and reward matters	◦ Oversight of matters reviewed and considered by the REMCO.	◦ Received regulatory, political and investor insights and updates relating to reward matters.	A, B, C
Governance matters			
Governance	◦ Provided with emerging corporate governance developments and updates relating to ethics and compliance matters. ◦ Reviewed the Modern Slavery Act Statement and assurance, and considered other regulatory and legislative requirements. ◦ Reviewed Matters Reserved for the Board and Board committee Terms of Reference.	◦ Considered the impact of the 2024 UK Corporate Governance Code, including the new Provision 29 requirements. ◦ Approved a single Group Modern Slavery Act Statement. ◦ Approved updates to the committee Terms of Reference, including changes to the SUSCO's duties.	A, B, C, D, E, F
Ethics and Compliance	◦ Reviewed the Chief Ethics and Compliance Officer's annual report. ◦ Received the proposal to refresh the Code of Conduct.	◦ Ethics and compliance remain at the forefront in Board considerations and decision-making. ◦ Approved the refreshed Code of Conduct and for it to take effect in the first quarter of 2026.	A, B, C, D, E, F

A – investor community B – employees/workforce/pensioners C – regulators/governments D – NGOs/civil society stakeholders/academia/think tanks
E – communities F – customers G – suppliers/strategic partners

Director induction and training

Following appointment, Directors receive a tailored induction programme. This includes meetings with members of the Executive Committee and relevant senior leaders (including key risk owners) and, where appropriate, site visits, to support a detailed understanding of Shell's strategy, operations and principal risks. Induction is phased and prioritised to align with forthcoming Board and committee agenda items. New Non-executive Directors are provided with a digital onboarding book, which complements the digital Directors' Handbook and includes key background materials, business overviews and links to Shell's core values and relevant external publications (e.g. CMD25 and Shell Scenarios).

All Directors receive ongoing briefings and development throughout the year to maintain knowledge of the business, risk environment and relevant governance and regulatory developments.

155 Shell Annual Report and Accounts 2025

Understanding and engaging with our stakeholders The Board values and recognises the importance of engagement with our stakeholders. Time is dedicated to listening to different stakeholder views and our commitment to stakeholder engagement is built upon the understanding that knowledge sharing, widening of experiences, learning and adapting will help us achieve our commercial, environmental and social objectives. The Board remains grateful for the engagement opportunities it has had, including the 2025 AGM. The Directors have continued to consider stakeholders' views in Board discussions and decision-making, as described on pages 136-139. Engagement with our stakeholders also goes beyond the Board and is continuous. Our broader businesses regularly engage with stakeholders throughout the year and in the build-up to or during many Shell projects, activities, acquisitions and divestments. This engagement is often governed by formulated policies, control frameworks, regulation and legislation. It may differ by region. Site visits The Chair, certain Board committees and small groups of Non- executive Directors traditionally visit several Shell operations and overseas offices in a given calendar year. The objective of these visits is to provide the Directors with local context and deepen their understanding in the following ways, where relevant: ￮ provide insights into asset operations and portfolio positions; ￮ opportunity to engage directly with stakeholders, including staff, business partners, communities; ￮ improve the Board's oversight of top risks; and ￮ opportunity to assess the Company's culture first-hand. Visits provide a good opportunity for Board members to engage with each other. For further information in relation to site visits, see "Board Activities" on pages 153-155. Shareholders The Chair, the Deputy Chair, the CEO, the CFO and the Executive Vice President Corporate Strategy, Planning and Investor Relations each meet regularly with major shareholders and report the views of such shareholders to the Board. Committee chairs also seek engagement with shareholders on significant matters related to their areas of responsibility. During the year, Sir Andrew Mackenzie, in his capacity as Chair, met with more than 30 major shareholders, including during four days of roadshows. A variety of topics were discussed with the Chair, including performance, capital discipline and the simplification of Shell; Shell's LNG business, governance and Board priorities; and the Company's role in the energy transition. The REMCO Chair also met with more than 30 shareholders, including during four days of roadshows. In the early part of the year, key topics were 2024 pay outcomes and implementation of the shareholder-approved Remuneration Policy for 2025. Further meetings were held in the autumn with respect to the proposed Remuneration Policy for which shareholder approval will be sought at the 2026 AGM. Shareholders can contact Shell directly via the "Contact us" section of the Shell website. This allows investors' questions to be directed to the appropriate Shell team that can assist. The Shell website also provides contact details for our Registrar, Equiniti, shareholder queries, our media team, requests for copies of the Annual Report and Accounts, and general customer enquiries. The Company's Registrar operates an internet access facility for registered shareholders, providing details of their shareholdings. Facilities are also provided for shareholders to lodge proxy appointments electronically. The Corporate Nominee service, facilitated by Equiniti, provides a facility for investors to hold their shares in the Company in paperless form. Shareholder engagement on AGM resolutions At the 2025 AGM, shareholders voted on a shareholder resolution (Resolution 22) submitted by the Australasian Centre for Corporate Responsibility. Resolution 22 urged Shell to: "disclose whether and how its: (i) demand forecast for liquefied natural gas (LNG); (ii) LNG production and sales targets; and (iii) new capital expenditure in natural gas assets; are consistent with its climate commitments, including its target to reach net-zero emissions by 2050". Resolution 22 further requested that "such disclosures be made no later than the 2026 AGM and include the criteria, data sources, methodologies and assumptions used to underpin these claims with reasonable detail, without disclosing any specific matters which are commercially sensitive". The Directors considered Resolution 22 to be against good governance and neither in the best interests of the Company nor those of its shareholders. Resolution 22 received support from 20.6% of shareholders who voted. In 2025, the Chair, CEO and CFO hosted meetings with some of our large shareholders. These meetings covered many topics. We recognise and value the importance of stakeholder engagement when considering progress against our climate-related targets and ambition. The Board is grateful for the time and contribution of all those stakeholders who provided feedback, and for the overall indications of support for Shell's strategy. Following the AGM, we engaged with our largest shareholders offering further opportunities to discuss Shell's strategy regarding LNG and to understand the reasons behind various voting decisions. The Chair of the Board subsequently had an opportunity to engage directly with our large institutional shareholders during his roadshow in October 2025. These discussions raised questions related to our LNG disclosures, future potential financial risks associated with our LNG portfolio, and questions related to our intention to grow the LNG portfolio while having a target to become a net-zero emissions energy business by 2050. We continued to engage with our shareholders and, in March 2026, intend to publish a note on our website compiling existing and new disclosures related to the LNG market, Shell's LNG business and how we believe our LNG business reconciles with our broader strategy. Governance 156 Shell Annual Report and Accounts 2025

Governance | Understanding and engaging with our stakeholders continued

Engagements in 2025

Information on engagements the Board has held during the year is summarised below. Information on engagement with other stakeholders including the workforce is provided on pages 158-159. The way in which stakeholder interests were considered in principal decision-making by the Board in 2025 (Section 172 statement) can be found on pages 136-139.

Engagement before event	Event/activity	Director attendance	Outcome/insight
Remuneration roadshows			
Engagement was undertaken before the meetings so that the Directors were provided with understanding and insight on particular topics of interest.	In April 2025, Neil Carson, Chair of the REMCO, presented the 2024 remuneration outcomes and then 2025 remuneration plans to investors. In October 2025, Cyrus Taraporevala, Chair of the REMCO, presented proposed changes to the Remuneration Policy. The presentations included summaries on: ◦ reflections on the Company's financial performance, portfolio and strategic delivery; ◦ 2024 remuneration outcome; and ◦ forward-looking agenda, including the proposed 2026 Directors' Remuneration Policy and change of Committee Chair.	REMCO Chair	Shareholders were provided with context and an explanation of the REMCO deliberations in arriving at the 2024 pay outcomes and setting the pay framework for 2025. They were also introduced to potential changes to the Remuneration Policy and had the opportunity to ask questions and provide feedback.
Capital Markets Day 2025			
Directors engaged with investors during the event.	This engagement took place in March 2025 in New York with investors. It outlined the next steps in Shell's strategy to deliver more value with less emissions.	CEO and CFO	Investors had opportunities to ask questions during the event and many follow-up meetings were held with the CEO, CFO and Investor Relations.
2025 AGM			
Directors engaged with investors ahead of the event on a number of matters, including those being voted on at the AGM.	As well as the Company giving a balanced report of results and progress at the AGM, shareholders had an opportunity to ask questions in person, via the digital AGM platform, telephone, or submit questions via the Q&A desk outside of the auditorium. Board members also engaged with shareholders inside the auditorium following completion of the formal business of the AGM.	Board	A number of additional engagements including follow-up meetings and answering of queries.
Chair roadshow			
The Chair of the Board engaged with more than 30 large institutional investors during two roadshows in April and October 2025.	The Chair of the Board provided an update on the strategy, performance and governance of Shell and gave investors opportunities to ask questions. Key topics included performance, capital discipline and simplification of Shell; Shell's LNG business, governance and Board priorities; and the Company's role in the energy transition.	Chair	Provided the Chair with an opportunity to listen to key institutional shareholders and to provide Board perspective on topics such as governance, energy transition, business and management performance.
Director visits			
Discussions were held with the respective Directors ahead of the visit to formulate the agenda and encourage a natural, open dialogue in the group sessions.	In June 2025, the Board and Executive Committee visited Australia. More information on this visit can be found on page 153. In October 2025, the Chair visited China to deliver an energy lecture to Tsinghua University School of Economics and Management, participate in the School of Economics and Management's Advisory Board, and engage with Shell China staff. More information on these visits can be found on page 158.	Directors	The Board gained an insight into the development and culture of the operations and maintenance teams. The use and impact of digitalisation tools were highlighted, and the future environmental capabilities of the sites were discussed.

157 Shell Annual Report and Accounts 2025

Workforce engagement As with all the UK Corporate Governance Code's provisions, boards must consider the size and structure of their business, including its international scope, and select an approach to engaging with the workforce that most practically delivers the underlying spirit and ambition of the Code. The Code states that its use of the term "workforce" is not meant to align with legal definitions of workforce, employee, worker or similar terms. But for a global organisation bound by the laws of more than 70 countries, blurring the clearly prescribed legal definitions that affect complex issues (such as local health, safety, security and environment (HSSE) requirements, work contract terms, legal accountability, employment rights) or merging two definitions of the same term could have a notable impact on the business, its operations and its stakeholder relationships (including with suppliers). As a result, Shell considers its workforce to be employees of companies in the Shell Group. The Board also engages with others outside this group (for example, on site visits), and some of this engagement is shared on page 156. Although our reporting and formal engagement focuses predominantly on our employees, all individuals working on Shell sites (including Shell offices) are required to undertake certain Shell training (for example, on matters relating to HSSE and the Code of Conduct). Adhering to the Life-Saving Rules and the Code of Conduct compliance obligations is included within our contracts with suppliers. In January 2026, we introduced the refreshed Code of Conduct which gives greater emphasis to the behaviours we expect from everyone who works for Shell. (See page 123 for further information). Shell employees, contractors and third parties with whom Shell has a business relationship can report any potential breaches of the Code of Conduct confidentially through several channels, including anonymously through the Shell Global Helpline operated by an independent provider. For many years, Shell has recognised the importance of engaging with its workforce. Engagement is especially important in maintaining strong business delivery in volatile times of change. We strive to maintain a dialogue between management and our workforce – both directly and, where appropriate, through engagements with union and employee representatives at asset and country level, as well as with the Shell European Works Council. Management regularly engages with the workforce through elected employee representatives and a range of formal and informal channels. These channels include webcasts and all-employee messages from the Chief Executive Officer (CEO) and other senior leaders, as well as town halls, team meetings, site visits by the Board and EC, internal social platforms and online publications via our intranet. The Board considers effective engagement a key element of its understanding of the Company's ability to create value, because it recognises that our people are our greatest asset. Workforce views can help inform the Board on matters such as operational effectiveness, Shell culture, diversity, equity and inclusion, identifying risk and opportunity, and developing and delivering strategy. We believe these engagements enable Shell to maintain a constructive employee and industrial relations environment. The Board considers the current workforce engagement approach to be effective, and feedback from employees indicates that they too find the interactions valuable and worthwhile. The information provided in the following table gives examples of various methods of Board engagement. Board's direct engagements with the workforce Informal engagement – Board NOMCO and Board members met with various senior leaders and high- potential individuals throughout the year. Offsite visits Workforce engagements during Board and/or meetings offsite. Meeting talent/leadership teams. The Chair undertaking staff engagement sessions. Through these more formal engagements, the Chair and other Non-executive Directors (either individually or in groups) have deepened their understanding of how the Company's purpose, strategy and values are embedded in particular businesses, sites and countries. This continues to give insight into progress made, risks and opportunities. The benefits are mutual. The Board obtains direct insight into local business operations and projects, and local strengths and challenges. Our people have a chance to better understand the Board and to provide direct feedback on topics of importance to them, their business or function and their location. Shell Australia The Board and Executive Committee (EC) visited Australia in June 2025 for their annual offsite and Board meeting. Over the course of three days, the Board and EC engaged directly with around 200 members of the workforce. Interactions took place during briefings on Shell's lines of business in Australia, on site visits to the QGC Upstream and Midstream sites in Queensland, and during staff lunches and a dinner. The Chair and CEO also participated in a Shell Australia all-staff townhall, attended by approximately 400 staff in person and virtually. Shell China In October 2025, the Chair visited China to deliver an energy lecture to Tsinghua University School of Economics and Management, participate in the School of Economics and Management's Advisory Board, and engage with Shell China staff. Shell Netherlands In December 2025, the Chair visited the Netherlands over a two-day period to engage with staff. This included a staff engagement, moderated by the Country Chair; an informal discussion with approximately 10 members of the Shell Netherlands leadership team, and a dinner with members of the Shell Netherlands leadership team. While in the Netherlands, the Chair met with five investors. Shell UK In April 2025, the Chair met with a group of UK employees for a fireside chat with respect to the energy transition. In September 2025, the Board met with staff to discuss diversity, equity and inclusion initiatives and reflect on race and ethnicity inclusion across the organisation. Governance 158 Shell Annual Report and Accounts 2025

Formal reports and information updates to the Board Shell People Survey Through the results of the Shell People Survey (an anonymous survey, facilitated externally), the Board was provided with an update on employee engagement levels, and the quality and resilience of leadership across Shell's workforce. The Board was informed of a broad range of subjects, including principal metrics, with particular focus on rewards, working conditions, workload and reputation. The Board considers the Shell People Survey to be one of its key tools for measuring employee engagement, motivation, affiliation and commitment to Shell. It provides insights into employee views and has a consistently high response rate. In 2025, the response rate was 85% (2024: 86%). The Board also considers this engagement to understand, for example, how Shell is using the survey outcomes in: (i) data analytics, for example, to identify potential correlative relationships between employee engagement and safety or ethics and compliance incidents; and (ii) strengthening Company culture and values. See also the "Our people" section on page 116. Senior Succession and Resourcing Review The annual Senior Succession and Resourcing Review focused on the strength of senior leadership and plans for its development and succession, while highlighting the breadth, depth and diversity of its pipeline, the developing profile of the leadership cadre, and recruitment and attrition levels. The Senior Succession and Resourcing Review also highlighted the effectiveness of succession planning, the impact of its associated execution, and the data- driven, integrated approach to leadership and leadership development. The review continues to focus on proactive management of Shell's talent pipeline, and on advancing Shell's diversity agenda with increased attention on gender, race and ethnicity, LGBT+ and disabilities. Assessment of key trends and material incidents Presented by the Chief Ethics and Compliance Officer. This is based on the established channels for staff and others to file complaints or report on suspected breaches in relation to the Shell General Business Principles (SGBP), the Code of Conduct or any breaches of laws or regulations, including accounting control and auditing concerns. The assessment covers Shell employees and our wider stakeholder base. The Board (also via the ARC) obtains insight into incidents and reporting levels and remediation. These provide indicators of conduct risks and, together with the related Board reports noted below, suggest the strength of embedding and awareness of the Code of Conduct and SGBP obligations and employees' comfort levels in raising incidents. Risks The Board reviewed reports on Shell's top risks, external and internal trends and emerging risks. Organisational culture The Board has continued its discussion on the strategy, including our values. The Board also focused on diversity, equity and inclusion ambitions. Chief Ethics and Compliance Officer Report Data and insights include information from the Shell Global Helpline, the Shell Ethics and Compliance organisation and the Shell People Survey. The ARC is kept updated when matters highlighted through the Shell Global Helpline are investigated. The ARC is also informed about the associated remediation. See "Audit and Risk Committee Report" on page 167-175. Assurance activities Assurance activities, including items raised by businesses and functions (through the Group Assurance Letters process) and assurance (from Internal Audit, HSSE, Ethics and Compliance, Reserves Assurance and Reporting, Financial and Non-Financial Reporting), provide additional evidence to the Board of the commitment to high standards of risk management and internal control. The assurance activities ensure that work can be done safely, within regulatory frameworks. The information provided within these reports further supports the Board's annual review of the effectiveness of the Group's risk management and internal control framework, and feeds into the Group scorecard, against which staff bonuses are calculated. Other (including HSSE) Significant HSSE, Ethics and Compliance, and, more broadly, business control incidents are brought to the attention of senior management, the Board, and, as appropriate, the Board Committees, through regular reporting. During these discussions, the Board seeks to learn more from incidents and ensure that the business continues to drive safety performance. Governance | Workforce engagement continued 159 Shell Annual Report and Accounts 2025

Governance

Board Performance Review

Process

Note: The below activities were undertaken by Jan Hall of No.4.
[A] Jan Hall also attended the Board discussion, during which feedback was also provided to Committee Chairs.


Planning, briefing, discussion and observation
One-on-one interviews with key individuals
Results collated, reported and evaluated
Board discussion [A]
Feedback to Committee Chairs [A]
Actions

Board performance review process

As required by the UK Corporate Governance Code every three years, the 2025 Board performance review (the 2025 Review) was conducted differently from the reviews undertaken in 2024 and 2023. The 2025 Review comprised an externally facilitated performance review by an external provider, Jan Hall of No 4, through one-on-one interviews with the Board members and key individuals, as opposed to the questionnaire approach used in 2024 and 2023. Having reflected on progress made in recent years, the Nomination and Succession Committee concluded that appointing Jan Hall provided an opportunity to reflect and further build upon improvements made since the last externally facilitated review in 2022 (the 2022 Review), which was also undertaken by Jan Hall. Jan Hall and No 4 have no connection or relationship to the Company or to any Director.

Planning for the Review

The 2025 Review process started with briefing meetings where Jan Hall met the Chair, CEO, Chief Human Resources & Corporate Officer (CHRCO) and Company Secretary. These meetings helped Jan Hall further understand the Board and how its effectiveness has developed since the 2022 Review. Jan Hall then formulated a comprehensive brief for the 2025 Review process and prepared a discussion guideline which formed the basis of her one-on-one meetings. The discussion guideline was sent to the individuals participating in the 2025 Review ahead of her meetings with them.

Discussion and Observation (Stage 1)

In January 2026, detailed interviews were conducted with every Board member, the Company Secretary, External Audit partner, and three members of the Executive Committee (EC) on an open, confidential and unattributed basis. Jan Hall observed Board and Committee meetings, and reviewed the materials presented to Directors ahead of these meetings.

Analysis (Stage 2)

An outline draft report synthesising and summarising feedback from the input, and making recommendations was prepared and shared with the Chair, CEO, CHRCO and Company Secretary for comment ahead of the Board discussion referred to below.

Outcomes (Stage 3)

Jan Hall facilitated a discussion of the main themes and findings of the 2025 Review with the Board at a meeting held in February 2026. Jan Hall separately discussed the 2025 Review outcomes on the Chair's performance with the Senior Independent Director (SID), who then led a separate discussion with the Non-executive Directors (in the absence of the Chair) before the SID met with the Chair to provide him feedback on both the 2025 Review and the discussions with the Non-executive Directors. Subsequently, Jan Hall updated and concluded her report which was then shared with, and approved by, the Board in February 2026.

Overall, the Board was found to have improved and evolved significantly over the last three years in terms of its focus and effectiveness and has moved its processes in line with the business, with simpler agendas, run with discipline. Risk management is sharper. The Non-executive Directors and the Executive Directors have very good relationships, and together the Board deeply embraces the strategic challenges ahead. Further improvements identified were merely to fine-tune an already effective Board.

The Committees were considered to be well chaired and operated, with minor opportunities identified for improvement.

Chair Evaluation

The SID communicated feedback to the Chair. The Chair was regarded as an exceptional Chair who has driven significant change in the effectiveness of the Board, who is deeply committed and adds considerable value for Shell. He cares deeply about people, is well respected and has maintained strong relationships with Executive and Non-executive Directors. His clear communication, openness and desire to bring all voices into discussions continues to be valued across the Board.

Delivery against the 2025 ambitions

The Board focused on Capital Markets Day 2025 (CMD25), which took place on March 25, 2025, as well as longer-term strategy, and received regular updates on the progress made against the Group's targets and ambition. Non-executive Directors frequently engaged with EC members outside the formal Board setting, for example during the Board offsite in Australia and over dedicated lunch engagements organised for EC and Board members on Board Committee days. The Board received presentations from external speakers as part of the offsite programme.

Planned enhancements for 2026

The following were identified as areas of focus for 2026: (i) continue support for the drive for performance, discipline, focus, simplicity, and faster and more effective decision-making throughout Shell; (ii) maintain focus on strategic choices for Shell, particularly for the medium to longer term; (iii) further enhance the Board's ways of workings and governance, including by continued use of small group virtual workshops and further enhance the informal Board and EC interface outside the Board room; and (iv) sharpen focus on technology and AI, including in the Board environment. Reflecting on and in support of the above, a further review on Board effectiveness and dynamics is proposed for around the September 2026 Board meeting.

160 Shell Annual Report and Accounts 2025

Statement of compliance with the UK Corporate Governance Code The Board confirms that, throughout the year, the Company has applied the principles, both in spirit and in form, and complied with the provisions set out in the 2024 UK Corporate Governance Code issued by the Financial Reporting Council (FRC) (the Code) in January 2024, with the exception of Provision 5 noted below. A copy of the Code can be found on the FRC's website: frc.org.uk. Information regarding readiness for compliance with the new Provision 29 of the Code which applies to financial years beginning on, or after, January 1, 2026 is provided in "Other regulatory and statutory information" on page 213. Shell's governance arrangements have been considered alongside the Code. The information set out in the Directors' Report, including the Board committee reports on pages 162-182, is intended to provide an explanation of how the Code's principles were applied practically throughout the year. We also provide clear and meaningful explanation below where we believe stakeholders may benefit from more specific information on a particular Code provision. Workforce engagement (Provision 5) The size and diversity of our employee base and wider workforce have complicated the feasibility of implementing any of the three specific workforce engagement methods recommended in the Code. The Board believes that its current approach to workforce engagement continues to be pragmatic and effective, particularly when considered against the required coverage needed for a global organisation, such as Shell. Elsewhere in this Annual Report, we explain how our people are essential to the successful delivery of the Shell strategy, and how the Board recognises the importance of understanding their views through engagement. During the year, the Board conducted a site visit in Australia, which enabled Board members to engage with part of the workforce and gain insight into the work, culture and impact of Shell in the local community. During this engagement, there were opportunities for the Board to speak with stakeholders and obtain feedback. In September 2025, the Board met with staff to discuss diversity, equity and inclusion initiatives and reflect on race and ethnicity inclusion across the organisation. The Board intends to keep the effectiveness of such engagements under review. Stakeholder engagement also continues to be enhanced in management reporting. More information on the current approach and a description of the channels used by the Board, its committees and the Executive Committee are outlined in "Workforce engagement" on pages 158-159. AGM voting (Provision 4) At the 2025 AGM, 79.44% of votes cast were against a shareholder resolution, further details of which are set out in "Understanding and Engaging with our stakeholders" on page 156. Provision 4 of the Code requires certain actions to be undertaken if 20% or more of shareholders vote in a way which is different to what the Board recommended. There are three stages to these actions. First, explain when announcing the voting results what actions the Company intends to take to consult shareholders to understand the reasons behind the voting result. Shell included this explanation with its voting results, published on May 20, 2025. Second, an update on the engagement with shareholders should be published no later than six months after the shareholder meeting. This statement was added to the Shell website on October 31, 2025. Third, a final summary of the engagement and the actions taken should be included within the Annual Report. This information is provided on page 156. Corporate governance requirements outside the UK In addition to complying with applicable corporate governance requirements in the UK, the Company complies with the rules of Euronext Amsterdam and Dutch securities laws because of its listing on that exchange. The Company, likewise, adheres to US securities laws and the New York Stock Exchange (NYSE) rules and regulations because its securities are registered in the USA and listed on the NYSE. Governance 161 Shell Annual Report and Accounts 2025

Governance

Nomination and Succession Committee

Focus areas for 2025
- Non-executive Director and Executive Committee succession.
- Externally facilitated 2025 Board performance review.
- Talent engagements with key staff and succession candidates.

Priorities for 2026
- Non-executive Director and Executive Committee succession.
- Talent engagements with key staff and succession candidates.
- Board effectiveness and dynamics review.



Sir Andrew Mackenzie
Chair of the Nomination and Succession Committee

Committee membership



Sir Andrew Mackenzie



Dick Boer



Ann Godbehere

Attendance during 2025

Committee member	Member since	Meetings attended	% of meetings attended
Sir Andrew Mackenzie (Chair of the Committee)	October 1, 2020	4/4	100%
Dick Boer	May 19, 2021	4/4	100%
Ann Godbehere	October 27, 2021	4/4	100%

Purpose

The Nomination and Succession Committee (NOMCO) leads the process for appointments to the Board and Senior Management [A] positions, ensures plans are in place for orderly, well-planned succession and oversees the development of a diverse succession pipeline of candidates. It also reviews the Company's policy, targets and strategy on diversity, equity and inclusion (DE&I), and monitors the effectiveness of these initiatives. It makes recommendations to the Board on corporate governance guidelines, as referred to in the Chair's introduction.

[A] In this section of the report, "Senior Management" refers to the Executive Committee and the Company Secretary, as defined by the UK Corporate Governance Code unless stated otherwise.

Talent management and succession

The NOMCO is fully engaged with the end-to-end talent management and senior succession planning approach that is deployed within Shell. It plays a key role in senior succession and resourcing. Retaining in-depth knowledge of the individuals within the talent pipeline is a NOMCO priority. The NOMCO makes time to personally meet and engage with numerous individuals within the pipeline. The NOMCO's oversight and input extend from recruitment to leadership identification and from leadership development to leadership appointment, all of which are underpinned by clearly articulated talent priorities and a commitment to advancing DE&I across Shell.

The NOMCO manages appointments to the Board and supports Senior Management succession under a structured, proactive methodology. The processes have clear and agreed selection principles for short-, medium- and long-term succession and are aligned with Shell's strategic priorities.

For Non-executive Director succession, the NOMCO continues to follow the Board Composition Principles, adding factors as they evolve. These principles include both quantitative and qualitative principles, considering:
- the overall aspired Board composition and diversity of age; gender; race; ethnicity; educational, social, geographical and professional backgrounds; skills; knowledge; and experience that align with the Company's strategy including, among other criteria, consideration of the skills and strengths needed for the energy transition; and
- the values and behaviours expected of Directors.

During the year, the Board Composition Principles were reviewed and updated. The NOMCO also focused on the future needs for the Board's composition, including size and tenure, skills and experience, and the DE&I requirements of the UK Listing Rules, FTSE Women Leaders Review and the Parker Review. The current size and composition of the Board was considered to be appropriate, also taking account of Committee memberships and the Board and Committee changes announced on December 11, 2025, and no changes were considered necessary as a result of the Board Performance Review. Greater flexibility around Non-executive tenure continues to be an area of focus. Although Shell does not publish the Board Composition Principles, its Board Diversity Policy (which was first published in March 2024 following recommendation by NOMCO) is available on the Company's website. This Policy highlights that Shell aims for a gender balance on the Board, with at least one senior Board position (Chair, CEO, Senior Independent Director, or CFO) held by a woman. In addition, Shell's target is to maintain the representation of both men and women at, or above, a minimum of 40% [B]. We believe that this allows Shell to be truly representative of all genders and gender identities and provides flexibility during periods of change. Further, Shell aims to maintain or exceed having at least one Board member from a minority ethnic background. For more details on the progress against these targets see page 163.

[B] These targets align with those set by the FCA under the UK Listing Rules, and all such targets on Board diversity remain subject to applicable equalities legislation, including the Equality Act 2010 (as amended from time to time) and its provisions on discrimination.

162 Shell Annual Report and Accounts 2025

See "Other regulatory and statutory information" on page 210. For Senior Management succession, the selection principles include process-specific elements, such as a clear and proactive approach to identifying and developing succession candidates. The principles also outline the long-term structured nature of the succession planning process. There is also strong focus on ensuring that the principles reflect the leadership qualities required for future business success and that they advance the progress of diversity in all its forms. Senior Management principles feature in the NOMCO's review of the succession plans which occurs routinely in Committee meetings. Using the principles, the NOMCO implements any changes through a well-defined and diligent process with overall Board engagement. The NOMCO agrees on candidate profiles and meets prospective candidates well ahead of any selection decision being necessary. It also engages the Board early in the process to ensure Directors have an opportunity to meet and assess prospective candidates. Consequently, some of the leaders with whom the NOMCO and Board engaged extensively in the past became members of the Board (Wael Sawan and Sinead Gorman) or the Executive Committee (Andrew Smith, Machteld de Haan, Cederic Cremers and Peter Costello whose appointments became effective April 1, 2025). During 2025, the NOMCO undertook its annual in-depth look at the status and succession plans for Senior Management within Shell, along with the review of the health of the talent pipeline. In this regard, the Board also reflected on the delayering of the most senior leadership structure to reflect the three primary areas of business value – Integrated Gas; Upstream; and Downstream, Renewables and Energy Solutions, whilst also elevating Trading and Supply, which is a key enabler across the organisation. Diversity of leadership The NOMCO recognises that continuing to improve all types of diversity at each level of the Shell Group is crucial. Shell aims to be an inclusive workplace where everyone feels valued and respected and has a strong sense of belonging. The NOMCO's review of diversity objectives and strategies for the Shell Group as a whole also monitors the impact of diversity and inclusion initiatives. In February 2021, Shell published its aspirations for DE&I with a focus on four areas of gender, race and ethnicity, LGBT+ and disability inclusion. For more details on the progress against our ambitions for women hired and women in Senior Leadership, see page 116. "Senior Leadership" is a Shell-specific measure based on compensation grade levels. This is different from what we are required to report under the Code, which is female representation in Senior Management and their direct reports, where the percentage as at December 31, 2025, was 35%. Nationality diversity, such as Asian and American talent, continues to be managed in accordance with the business outlook and we have a strong focus on progressing race and ethnic minority representation. In line with the Parker Review recommendations, Shell aimed to achieve 15% ethnic minority group representation in Senior Management [C] by 2027, which has been achieved in advance of the target date. We will now aim to achieve 17% by 2027. As at the end of 2025, ethnic minority representation in Senior Management was 16%. [C] Senior Management refers to senior leadership based in the UK, measured based on compensation grade, and aligned with our self-identification data collection and processes. Although the NOMCO monitors Shell's organisational DE&I strategies and initiatives, it also holds itself accountable for the Board's own diversity and inclusion. Back in 2020, the Board's diverse composition met the Hampton-Alexander requirements (now FTSE Women Leaders) and, in 2025, it met the Parker Review's objectives and the UK Listing Rule diversity targets by reflecting 42% women representation with the CFO position held by a woman and three Directors from a minority ethnic background. See "Our people" on page 116 for more information on DE&I in Shell. The People and Culture Strategy and diversity, equity and inclusion Diversity continued to be a key area of focus during the year. The Board Diversity Policy is aligned to the requirements of the UK Corporate Governance Code and includes our targets for Board diversity, as well as complementing Shell's wider diversity policies and embracing Shell's values, Code of Conduct and sustainability goals. Currently, this policy is not applied to the individual Committees, although we strive to apply diverse representation across the Committees. DE&I across Committee membership remains an ongoing consideration. A copy of the Board Diversity Policy is available on our website: shell.com/investors/environmental-social-and-governance/ board-of-directors. In relation to Board director appointments and diversity, the NOMCO oversees the development of a diverse pipeline for succession to the Board and monitors that all Board appointments are subject to a formal, rigorous and transparent procedure. Appointments and succession plans are based on merit and objective criteria and promote diversity, inclusion and equal opportunity. To this end, the NOMCO is responsible for engaging an independent executive search consultant, who assists in preparing shortlists of candidates, co-ordinating interviews and seeking references. In accordance with the Board Diversity Policy, the NOMCO only engages with external search firms who are able to align with Shell's approach to DE&I in identifying suitable individuals from diverse pools of candidates. Under the Board Diversity Policy, the Board commits to: ￮ Ensuring an inclusive environment: Through inclusive behaviours and practices, we aim to create an environment in which every Board member feels valued, respected and empowered to contribute fully. ￮ Ensuring support for External Best Practices: The Board endorses and supports external best practices, such as the FTSE Women Leaders Review, Parker Review and others, to maintain and enhance diversity within the Board. ￮ Ensuring that Board appointments are managed with rigour and transparency: Candidates are evaluated based on merit, skills, experience, qualifications, performance and business considerations, with due regard for diversity factors. ￮ Ensuring regular Board composition reviews: The Board regularly assesses the composition of the Board, including age, gender, race, ethnicity, educational, social, geographical and professional backgrounds, skills, knowledge and experience, making recommendations for necessary adjustments. Shell has an inclusive Board environment, comprising individuals that are suitably qualified. They have the required skills, industry expertise, breadth of perspective and high-quality decision-making capabilities to support the strategy and overall direction of Shell. See "The Board of Shell plc" on pages 143-148 for details about the skills and backgrounds of individual members. From a gender perspective, as at December 31, 2025, the Board comprised five female directors and seven male directors, which Governance | Nomination and Succession Committee continued 163 Shell Annual Report and Accounts 2025 equates to 42% female representation (2024: 42%, 2023: 42%). Following the appointments of Holly Keller Koeppel and Clare Scherrer effective January 1, 2026, there is 50% female representation on the Board. Two of the four Board committees are currently chaired by a female director. In respect of other forms of diversity, three members of the Board self-identify as being from an ethnic minority background [D]. In accordance with the Board Diversity Policy, the Board firmly believes that diversity fosters a broader range of perspectives, resulting in improved Board effectiveness, decision-making and outcomes. [D] Ethnic minority refers to an individual who self-identifies as Asian, Black, Mixed/multiple, or other ethnic minority group, in line with UK Office for National Statistics classifications Committee activity In addition to its considerations regarding succession, the NOMCO made recommendations on corporate governance guidelines, monitored compliance with corporate governance requirements and made recommendations on corporate governance-related disclosures. The NOMCO continues to monitor and review this area, considering whether and how current Company governance matters should be strengthened. Further insight on some of the NOMCO's areas of consideration in 2025 is provided below. Topic of discussion/example of Committee activity Succession [A] Recommendation ￮ Appointments of Holly Keller Koeppel and Clare Scherrer as Non-executive Directors. ￮ Changes to the composition of the Board Committees. Oversight ￮ Supported the appointments of Andrew Smith, Machteld de Haan, Cederic Cremers and Peter Costello to the Executive Committee. ￮ Shell diversity, equity and inclusion and the Board Diversity Policy. Engagement ￮ Talent engagements. Topic of discussion/example of Committee activity Talent overview and senior succession review Shell Senior Succession and Resourcing Review covering Executive Director and EC succession and the overall talent pipeline ￮ Insights on Shell's talent and leadership strength. ￮ Assurance of robust succession and contingency plans. Topic of discussion/example of Committee activity Board membership and other appointments Directors' tenure, external commitments, conflicts of interest and succession planning ￮ Non-executive Director appointments and changes to committee membership. Topic of discussion/example of Committee activity Governance Regulation, legislation and other governance- related guidance ￮ Reviewed its Terms of Reference, and the Terms of Reference for other Board committees and the Matters Reserved for the Board. ￮ Received corporate governance updates, including with respect to the UK Corporate Governance Code. Shell plc matters ￮ Considered any potential conflicts of interest and the independence of the Non-executive Directors. ￮ Reviewed additional external appointments requested by Directors, with specific focus on the time allocated to all commitments. ￮ Determined the process for the externally facilitated 2025 Board Performance Review (see page 160 for an overview of the process and the outcome of the review). ￮ Considered the role and responsibilities of the Sustainability Committee. [A] The NOMCO was assisted during 2025 by Korn Ferry (UK) Limited ("Korn Ferry"), an external global search company whose main role was to propose suitable candidates. Korn Ferry does not have any connection with the Company other than that of search consultant, and leadership and advisory support. The Chair does not participate in discussions regarding his own succession. Korn Ferry is a signatory to The Voluntary Code of Conduct for Executive Search Firms, which aims to improve board diversity. Executive Committee (EC) succession During the year, robust and effective succession planning supported the appointment of a number of new members to the Executive Committee. Some of the NOMCO activities in supporting these appointments are outlined below. The NOMCO undertakes comprehensive engagement to understand who the candidates are for senior roles, what personally drives them and how they will ensure Shell achieves its strategic ambitions. Succession for senior roles is planned well in advance and reviewed regularly. Succession planning is a crucial, ongoing consideration and not just an area of focus when an EC member change is anticipated. The Board oversees Shell's succession planning process in which selection is the final step of a rigorous, sophisticated and well-planned process. For Executive Director and EC appointments, the NOMCO has set a structured process: ￮ Before any potential decision on resourcing, it explicitly describes the requirements of the role and the candidate profile. ￮ By working in a planned, consistent manner, last-minute surprises are avoided and well-considered decisions are made in line with evolving business requirements. ￮ It also plans for the unexpected and maintains a list of candidates capable of stepping into senior roles to provide cover if necessary. The NOMCO spends time getting to know the candidates to ensure that the pipeline is robust, diverse and adaptive. The NOMCO ensures it has visibility of today's and tomorrow's leaders. Over the last few years, the NOMCO has met many leaders and had extensive engagements with each of them. Some of these leaders now sit on the EC, others were appointed to the Board (Wael Sawan and Sinead Gorman). The NOMCO engages across the executive talent pipeline to ensure it interacts and becomes familiar with talent at different levels of the organisation; for example, on a regular basis informal engagements are held with employees from a range of businesses, functions and backgrounds prior to a Board meeting. Not only does this engagement support senior succession, it also provides a helpful element of the NOMCO's workforce engagement. The Board is proud that candidates for the most senior leadership roles have primarily come from within the business, demonstrating that the leadership development and succession process remains effective. Governance | Nomination and Succession Committee continued 164 Shell Annual Report and Accounts 2025

Governance

Sustainability Committee

Dear Shareholders,

I am pleased to present the Sustainability Committee (SUSCO) Report for 2025.

The SUSCO focused on Shell's sustainability performance in 2025, with particular attention to environment and people topics. We received updates on sustainability-related regulations and discussed sustainability topics and matters of public concern.

I was delighted to welcome new SUSCO member, Holly Keller Koeppel, who joined the SUSCO on January 1, 2026, bringing valuable experience and insights. As announced in December 2025, Neil Carson will not stand for re-election to the Board at the 2026 Annual General Meeting (AGM) and will subsequently step down from the SUSCO. I would like to thank Neil for his excellent contributions and insights to the Committee.

The 2026 AGM will also be my last as the SUSCO Chair, as I will be stepping down from the Board and the SUSCO following the AGM. It has been a privilege to chair the SUSCO, and I wish my successor, Sir Andrew Mackenzie, every success for the future.

Catherine J. Hughes
Chair of the Sustainability Committee

"The SUSCO focused on Shell's sustainability performance in 2025, with particular attention to environment and people topics."



Catherine J. Hughes
Chair of the Sustainability Committee

Focus areas for 2025

- Shell's sustainability performance.
- Selected sustainability topics with focus on people and environment.
- Emerging trends and regulatory developments.
- Emerging sustainability topics with stakeholder interest.

Priorities for 2026

- Oversight of emerging external trends related to disclosed sustainability impacts, risks and opportunities.
- Undertake deep dives on sustainability topics as agreed by the Board and Committee.

Committee membership



Catherine J. Hughes



Neil Carson OBE



Bram Schot



Jane H. Lute



Leena Srivastava



Holly Keller Koeppel [A]

[A] Member since January 1, 2026.

Attendance during 2025

Committee member	Member since	Meetings attended	% of meetings attended
Catherine J. Hughes (Chair)	November 1, 2017	4/4	100%
Neil Carson OBE	June 1, 2019	4/4	100%
Bram Schot [B]	October 1, 2020	3/4	75%
Jane H. Lute	May 24, 2022	4/4	100%
Leena Srivastava	March 13, 2023	4/4	100%

[B] Bram Schot was unable to attend the March 2025 meeting due to another scheduled business commitment.

165 Shell Annual Report and Accounts 2025

Purpose The SUSCO's roles and responsibilities are set out in its Terms of Reference which are reviewed annually (considered in December 2025 and reviewed and updated in February 2026), a copy of which can be found on shell.com. Following updates to its Terms of Reference, the SUSCO's purpose is to assist the Board of Directors in fulfilling its responsibilities by (i) providing oversight of emerging trends related to disclosed sustainability impacts, risks and opportunities, excluding carbon and safety (which remain matters for the Board) and (ii) performing such further functions related to sustainability, including undertaking deep dives on sustainability topics, as the Board and Committee may agree. The SUSCO meets at least twice each year. The Chair of the Board and the CFO attend Committee meetings. Activities During 2025, the SUSCO received updates on the EU Corporate Sustainability Reporting Directive (CSRD) implementation and other sustainability-related regulations and their potential implications for Shell. This included the EU Corporate Sustainability Due Diligence Directive and the related EU-Omnibus developments. The SUSCO reviewed the double materiality assessment as part of the CSRD implementation, priority topics and peer reviews. The SUSCO considered, in depth, sustainability topics and matters of public concern such as human rights and worker welfare. The SUSCO was also briefed on Shell's fresh water use in operations and its supply chain with a focus on biofuels, and Shell's approach to plastic waste. The SUSCO provided input to Shell's annual reporting and disclosures on sustainability. The SUSCO Chair held meetings during the year with senior leaders to discuss specific topics. Site visits See Board activities on page 153 for information in relation to Board site visits. Governance | Sustainability Committee continued 166 Shell Annual Report and Accounts 2025

Audit and Risk Committee Report Dear Shareholders, I am pleased to present our Audit and Risk Committee (the ARC) Report for 2025. I was delighted to welcome new ARC members, Holly Keller Koeppel and Clare Scherrer, who both joined the ARC on January 1, 2026, and will bring valuable insight and experience. The ARC assists the Board in fulfilling its oversight responsibilities in areas including the integrity of financial reporting, the effectiveness of the risk management and internal control framework, as well as the consideration of ethics and compliance matters. We are responsible for assessing the quality of the audit performed by, and the independence and objectivity of, the external auditor. The ARC also makes a recommendation to the Board on the appointment or reappointment of the external auditor. In addition, we oversee the work and quality of the internal audit function. Our work programme over the course of a year focuses on a variety of matters that involve a high degree of judgement and/or are significant to Shell's Consolidated Financial Statements. We review with management the sources of estimation uncertainty and other key assumptions against the backdrop of economic and market uncertainty and volatility, climate risk and the energy transition and evolving stakeholder expectations. In addition, we consider the robustness of the risk and internal control framework, results of internal control testing performed throughout the year, and remediation activities. “The ARC assists the Board in fulfilling its oversight responsibilities in areas including the integrity of financial reporting, the effectiveness of the risk management and internal control framework, as well as the consideration of ethics and compliance matters.” Ann Godbehere Chair of the Audit and Risk Committee We received briefings from the Chief Internal Auditor on the outcomes of significant audits and notable control matters. We also received briefings from the Chief Internal Auditor and the Executive Vice President (EVP) Controller & Finance Operations on the effectiveness of Shell's risk management and internal control framework and readiness for compliance with the new Provision 29 of the 2024 UK Corporate Governance Code. The impacts of climate change and the energy transition continue to touch on many aspects of the ARC's work, including financial statement impacts. The ARC also considered sustainability-related disclosures required in accordance with the Corporate Sustainability Reporting Directive (CSRD). During 2025, the ARC reviewed benchmarking with disclosures prepared by other companies which are also subject to the requirements of the CSRD and satisfied itself Shell's disclosures remain appropriate. In 2025, the ARC held additional discussions to consider external auditor independence issues related to audit partner rotation requirements and amendments to Shell's Form 20-Fs for the years ended December 31, 2023 and 2024. The ARC initiated a competitive audit tender process at the beginning of the fourth quarter 2025. In February 2026, the Board approved the ARC's audit tender outcome recommendation and a resolution proposing the appointment of PwC as the external auditor for the financial year 2027 will be put forward to shareholders for approval at the 2027 AGM. See page 174 for further information. As part of its oversight of compliance with applicable legal and regulatory requirements, including monitoring ethics and compliance (E&C) risks, the ARC discussed with the Group Chief Ethics and Compliance Officer activities undertaken in the E&C programme which provides controls to mitigate E&C risks in the areas of anti-bribery and corruption/anti-money laundering, antitrust, data privacy, trade compliance and conduct risk management; and steps taken to manage those risks. In 2025, members of the ARC visited Australia as part of a Board site visit. Site visits deepen directors' understanding of risks and opportunities, as well as their understanding of how the Company's strategy is being implemented. See "Understanding and engaging with our stakeholders" for further information in relation to Board site visits. On a final note, the ARC recognises the continued strong commitment and dedication of the financial and non-financial reporting teams and would like to thank them for all their efforts during 2025. Ann Godbehere Chair of the Audit and Risk Committee Focus areas during 2025 ￮ Regulatory developments, including preparation for the new Provision 29 of the 2024 UK Corporate Governance Code, and fraud and sustainability reporting regulations. ￮ Portfolio developments, including the Adura Energy Limited joint venture. ￮ Information risk management, including cyber security. ￮ Treasury (including Pensions). ￮ Supply chain (Risks, Controls and Assurance). ￮ Finance Process Data System Transformation. Governance 167 Shell Annual Report and Accounts 2025

Governance | Audit and Risk Committee Report continued

Priorities for 2026

- Trading Commodity Financing.
- Divestments.
- Joint ventures and portfolio companies.
- AI compliance.
- Finance systems and AI.

Committee membership



Ann Godbehere



Dick Boer



Cyrus Taraporevala



Sir Charles Roxburgh



Catherine J. Hughes



Holly Keller Koeppel [A]



Clare Scherrer [A]

[A] Member since January 1, 2026.

Attendance during 2025

Committee member	Member since	Meetings attended	% of meetings attended
Ann Godbehere (Chair)	May 23, 2018	7/7	100%
Dick Boer	May 20, 2020	7/7	100%
Cyrus Taraporevala	March 2, 2023	7/7	100%
Sir Charles Roxburgh	March 13, 2023	7/7	100%
Catherine J. Hughes	May 23, 2023	7/7	100%

All ARC members are financially literate, independent Non-executive Directors. In respect of the year ended December 31, 2025, for the purposes of the UK Corporate Governance Code, Ann Godbehere qualifies as: a person with "recent and relevant financial experience" and competence in accounting, and, for the purposes of US securities laws, an "audit committee financial expert".

The experience of the ARC members outlined on pages 143-148 demonstrates that the ARC as a whole has competence relevant to the sector in which Shell operates, and the necessary commercial, regulatory, financial and audit expertise required to fulfil its responsibilities. The ARC members have gained further knowledge and experience of the sector as a result of their Board membership and through various in-person and virtual site visits since their respective appointments.

The ARC invites the Chair of the Board, CFO, the Chief Legal Officer, the Chief Internal Auditor, the EVP Controller & Finance Operations, the Vice President Group Appraisal and Reporting and Deputy Controller, the Company Secretary and the external auditor to attend each meeting. The CEO may also attend ARC meetings. Other members of management attend when requested on specific topics or to provide input on more detailed technical matters that may arise.

The ARC holds private sessions separately with the Chief Internal Auditor and the external auditor without members of management present (except for the Chief Legal Officer who may attend). Outside of the formal ARC meetings, the Chair of the ARC meets regularly with each of the following: the CFO, the EVP Controller & Finance Operations, the Chief Internal Auditor and the external auditor.

Committee remit

The roles and responsibilities of the ARC are set out in its Terms of Reference which are reviewed annually (considered in December 2025 and reviewed and updated in February 2026), a copy of which can be found on shell.com). The key responsibilities of the ARC include, but are not limited to:

Risk management and internal control

The ARC assists the Board in reviewing the emerging, principal and other significant risks facing the Group, and monitors the effectiveness of the risk management and internal control framework.

Financial reporting

The ARC reviews the integrity of the financial statements, including annual reports, half-year reports and quarterly financial statements; as well as the potential impacts on the consolidated financial statements of the implementation of the Company's strategy, climate change and the energy transition, and significant accounting judgements.

Compliance and governance

The ARC reviews the functioning of the Shell Global Helpline and reports arising from its operation; and oversees compliance with applicable legal and regulatory requirements, including monitoring ethics and compliance risks.

Internal audit

The ARC monitors the qualifications, expertise, resources, independence, effectiveness and performance of the internal audit function.

External audit

The ARC reviews and monitors the independence and objectivity of the external auditor and oversees its appointment and remuneration.

The ARC's responsibilities as set out in its Terms of Reference form the basis of the ARC's annual work plan, which is adjusted as appropriate throughout the year. In addition, the ARC annually identifies certain business and function areas to focus on during that year. The focus areas generally encompass aspects of risk management and internal control, financial reporting and compliance. The ARC is authorised to seek any information it requires from management and external parties and to investigate issues or concerns as it deems appropriate. The ARC may also obtain independent professional advice at the Company's expense. No such independent advice was requested in 2025.

The ARC keeps the Board informed of its activities and recommendations, and the Chair of the ARC provides a report and an update to the Board after every ARC meeting. The ARC discusses with the Board if it is not satisfied with or believes that action or improvement is required concerning any aspect of financial reporting, risk management and internal control, compliance or audit-related activities.

168 Shell Annual Report and Accounts 2025

Focus areas for 2025 The ARC met with senior leaders from various business and function areas to discuss the adequacy, design and operational effectiveness of risk management and controls related to the critical activities carried out by their respective business or function. The discussions included information on any enhancements to strengthen controls and how areas identified for improvement had been addressed; the monitoring of activities around key risks; and the steps being taken to identify new or emerging areas of risk. In addition to the significant accounting and reporting considerations discussed on pages 170-171, the business and function areas reviewed by the ARC in 2025 included the following: ￮ Regulatory developments – the ARC was briefed regularly regarding regulatory developments and their implications for Shell, including, for example, in the UK, in relation to the new Provision 29 of the 2024 UK Corporate Governance Code, and the Economic Crime and Corporate Transparency Act 2023. In addition to CSRD developments, the ARC was briefed in relation to other UK, US and EU sustainability reporting developments. ￮ Treasury (including Pensions)– senior Treasury leaders provided the ARC with an overview of the scope and status of Treasury activities, noting that Group Treasury's overarching objective is to ensure that the Group is appropriately funded and that financial risks are managed appropriately. The ARC reviewed the overall governance, controls and assurance activities related to Treasury, including financial, operational (including cyber) and regulatory risks. The ARC also received an update on activities undertaken over the last three years to de-risk defined benefit pension schemes; an outline of risk management strategies being deployed or considered for larger defined benefit pension funds; and an update on legislative changes in the Netherlands.. ￮ Supply chain (Risks, Controls and Assurance) -- the ARC was briefed with respect to the status and management of supply chain risks in the context of the current external and internal environment, including the impact of transformation projects. ￮ Finance Process Data System Transformation -- the ARC received an update regarding the major digital transformation which the Finance function is undergoing over the next five years, including an overview of the associated value, risks and mitigations. Site visits During the year, members of the ARC visited Australia as part of a Board site visit. See "Understanding and engaging with our stakeholders" for further information in relation to Board site visits. Risk management and internal control The ARC assists the Board in reviewing the emerging, principal and other significant risks facing the Group and in fulfilling its responsibilities in relation to risk management and internal control. In order to monitor the effectiveness of the procedures for internal control over financial reporting, compliance and operational matters, the ARC reviews reports on risks, controls and assurance, including the annual assessment of the risk management and internal control framework. The ARC also reviews management's evaluation of the internal control of financial reporting as required under Section 404 of the Sarbanes- Oxley Act (SOX 404). The ARC updated the Board on compliance with internal controls across the Shell Group and on any major matters for which action or improvement was recommended. Throughout the year, the ARC and management discuss Shell's overall approach to risk management and internal control, including compliance, tax and information risk management matters and the adequacy of disclosure controls and procedures. The ARC receives regular reports from the EVP Controller & Finance Operations on the status of actions to address control weaknesses identified via business control incidents and the trends in other measures used to monitor the robustness of the risk management framework and internal control systems. The ARC is also briefed on litigation and other matters (see Note 32 to the "Consolidated Financial Statements" on pages 302-304 and "Other regulatory and statutory information" on page 213). For 2025, reviews included overall assessment of the risk landscape, including controls, exception reporting and Shell Internal Audit and Investigations (SIAI) observations as well as deep dives on specific areas, in addition to assessing readiness for compliance with the new Provision 29 of the 2024 UK Corporate Governance Code (see also "Other regulatory and statutory information" on page 213). The ARC also regularly reviews the status of management's SOX 404 testing of controls and remediation actions to address any identified weaknesses. The ARC and management also discussed the steps taken to maintain an effective control environment and to further demonstrate "management in control" during the year. It is important that the ARC monitors and learns about relevant evolving external developments in a timely fashion. Accordingly, the ARC is regularly briefed on developments in the legal, regulatory and financial reporting landscape that could affect the Company. In 2025, the ARC dedicated time to the following topics: ￮ Tax risks – in addition to the regular review of Shell's tax provisions, the ARC received updates regarding developments in the external tax landscape, including windfall and minimum taxes. The ARC and management also discussed tax strategy, tax risk management and the tax control framework. ￮ Information risk management, including cyber security – the ARC was briefed in relation to Shell's information risk management framework, against the backdrop of a deteriorating external threat environment and evolving global regulatory landscape, including SEC cyber security disclosure rules. The ARC was also provided with an update on strategic programmes in information risk management. ￮ Oil and gas reserves control framework – the ARC annually reviews the framework that supports Shell's internal reporting and external disclosures of oil and gas reserves. The ARC also reviews the processes and controls that prevent and/or mitigate the risks of non-compliance with regulatory reporting requirements. This annual review of Shell's oil and gas reserves control framework supports the ARC's review of Shell's reported proved oil and gas reserves discussed later in this report. In addition to the above, the ARC also had quarterly discussions with the Chief Internal Auditor regarding the Company's risk management and internal control framework, significant matters arising from the internal audit assurance programme and management's response to internal audit findings and control weaknesses, including agreed actions. The ARC also reviews significant legal matters with Shell's Chief Legal Officer. The ARC similarly holds discussions with EY, the external auditor, on a quarterly basis regarding how risks to audit quality are addressed, key accounting and audit judgements, results from audit procedures and management's response to any significant audit findings and any material communications between EY and management. Governance | Audit and Risk Committee Report continued 169 Shell Annual Report and Accounts 2025

Financial reporting The ARC receives comprehensive reports from management and the external auditor on quarterly, half-yearly and annual financial reporting, accounting policies and areas of significant judgements and other reporting matters. The ARC reviewed the Company's 2025 quarterly unaudited interim financial statements, half-year report, Annual Report and Form 20-F with management and the external auditor. The ARC also reviewed the amendments to Shell's Form 20-Fs for the years ended December 31, 2023 and 2024 (see pages 174 for further information). Shell uses alternative performance measures (APM) to provide greater insights into its financial and operating results. The ARC regularly considers the APMs used in Shell's reporting, the reconciliations to IFRS financial statements and explanations for changes from the previous quarter and year. The ARC reviews the overall presentation of APMs with management to ensure they are not given undue prominence. The ARC discusses adjusting items with management, including any changes to methodology. The APMs disclosed by Shell are subject to the same internal control process as that applied for other financial reporting. Fair, balanced and understandable assessment The ARC advised the Board that in its view the 2025 Annual Report, including the financial statements for the year ended December 31, 2025, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell's position and performance, business model and strategy (see "Other regulatory and statutory information" on page 214). To arrive at this conclusion, the ARC critically assessed drafts of the 2025 Annual Report including the financial statements and discussed with management the process undertaken to ensure that the relevant requirements were met. Going concern and viability statement The ARC reviewed the Directors' half-year and full-year statements with respect to the going concern basis of accounting. As noted in the viability statement, the Board reviews the strategic plan which takes account of longer-term forecasts and a wide range of outlooks and is based on a number of key assumptions. The ARC considered the mitigating measures and sensitivities that management had applied to the modelling of scenarios when evaluating the viability statement. The ARC took particular note that assumptions do go well beyond the three-year plan period and do take into account climate change and the energy transition. The ARC supported the going concern basis of accounting and the inclusion of Shell's viability statement in "Other regulatory and statutory information" on pages 208-209. Significant accounting and reporting considerations The ARC considered the following significant accounting and reporting matters, including those related to Shell's 2025 Consolidated Financial Statements. The ARC was satisfied with how each of the areas below was addressed. As part of this assessment, the ARC received reports, requested and received clarifications from management, and sought assurance and received input from the internal and external auditors. Climate change and energy transition Risks related to climate change and the energy transition are regularly monitored to ensure impacts are reflected within Shell's financial statements. The external landscape related to non-financial disclosures continues to evolve. In the absence of one global standard for climate-related reporting, there are demands from various regulatory and voluntary bodies all with their own expectations for disclosures. The ARC discussed with management key regulatory requirements including (but not limited to) the EU Omnibus simplifications, and International Sustainability Standards Board (ISSB) requirements, and their implications or potential implications for Shell's external disclosures. The ARC reviewed Note 4 to the "Consolidated Financial Statements" summarising the key climate risk impacts on the Consolidated Financial Statements as well as the impairment sensitivity disclosures using price outlooks based on different climate change scenarios, including external scenarios. See Note 4 to the "Consolidated Financial Statements" on pages 244-255. The ARC was briefed on the status of Shell's Sustainability reporting, associated risks and uncertainties, and control framework. The ARC reviewed regulatory sustainability disclosures including the CSRD disclosures within the "Sustainability Statements" section, and other non-financial disclosures as part of the Annual Report review. The ARC was also briefed on the EU Taxonomy disclosures included within the "Sustainability Statements" section. Updates regarding climate change and energy transition risk factors have been included on pages 129-130. Impairment and impairment reversals The carrying amount of an asset should be tested for impairment or impairment reversal whenever events or changes in circumstances indicate that the recoverable amount for that asset may have changed, for example if there is a change in the outlook for commodity prices or refining margin assumptions, or in the event of revisions to future activity plans and developments. On classification as held for sale, the carrying amounts of property, plant and equipment (PP&E) and intangible assets must also be reviewed. The ARC reviewed the impairment assessments that were performed each quarter, and the methodology applied in conducting impairment assessments. The ARC considered continued volatility in global risk-free interest rates, alongside other input assumptions, in assessing market expectations of the expected rate of return on various assets for the purposes of impairment testing. This included reviewing the outcomes of periodic reassessments of the weighted average cost of capital during the year, including management's conclusion on the reasonability of the discount rate applied as at December 31, 2025. The ARC was satisfied the discount rate applied throughout the period was appropriate. The ARC considered the updated oil and gas price outlooks against market developments and benchmarks. The 2025 commodity price outlook was reassessed to determine whether revised price premises would result in a trigger for impairment or impairment reversal. The ARC reviewed the outcomes of impairment assessments and was satisfied with the conclusions reached. The ARC also reviewed other circumstances that may indicate that the recoverable amount of assets may have changed, such as those related to revision of future plans and developments, exploration and evaluation assets, held-for-sale classification for asset disposals and margin assumptions. The ARC also reviewed the outcomes of goodwill testing. See Notes 2, 11, 12 and 13 to the "Consolidated Financial Statements" on pages 234-244, 268-269, 269-270 and 271-274. Matters considered Committee activity and outcome Governance | Audit and Risk Committee Report continued 170 Shell Annual Report and Accounts 2025

Matters considered Committee activity and outcome Gas and power markets and derivatives accounting External events during the year affected trading activities. The impacts on financial outcomes of Integrated Gas, and Renewables and Energy Solutions included, for example, significant derivatives movements. The ARC reviewed Trading and Supply activities and developments, including analysis of the trading strategies employed, their impact on financial metrics, and the associated accounting treatment applied. The ARC reviewed the impacts of volatile gas and power markets including the impact on mark-to- market valuation of derivatives, income for the period and Adjusted Earnings, as well as the resulting cash flow movements. See Note 26 to the "Consolidated Financial Statements" on pages 292-298. Taxation The determination of tax assets and liabilities requires the application of judgement as to the ultimate outcome, which can change over time. In particular, uncertain tax treatments require management to assess the more-likely-than-not outcome, and the recognition of deferred tax assets requires management to make assumptions regarding future profitability. As a result, they are inherently uncertain. The ARC considered the uncertain tax positions and discussed management's assumptions of future taxable profits. The ARC also evaluated the appropriateness of the recognition of deferred tax assets and tax liabilities. The ARC recognises that assumptions regarding future taxable profits are inherently uncertain because they involve assessing factors such as the potential impacts of climate change and the energy transition. The ARC deemed the assessments of uncertain tax exposures and the recognition of deferred tax assets and tax liabilities to be reasonable. See Notes 2 and 23 to the "Consolidated Financial Statements" on pages 234-244 and 281-284. Portfolio activities In implementing our strategy, several portfolio developments occurred in 2025. The ARC discussed the accounting implications of these developments and the recognition of: (i) decommissioning and restoration provisions; (ii) deferred tax balances; (iii) impairment; and (iv) assets held for sale. The ARC also considered complex accounting treatments arising from acquisitions and divestments, including the acquisition of Pavilion Energy in March 2025, the sale of The Shell Petroleum Development Company of Nigeria in March 2025, the sale of Shell Energy and Chemicals Park Singapore in April 2025, and the recognition and measurement of the Adura Energy Limited joint venture with Equinor. See Notes 2 and 25 to the "Consolidated Financial Statements" on pages 234-244 and 291. Provisions, contingent liabilities and disclosures Provisions, including decommissioning and restoration provisions, are one of the main components of the balance sheet liabilities. The quantification of these provisions requires judgements on input parameters which include, but are not limited to, discount rates and estimated future decommissioning and restoration costs. Contingent liabilities, arising from uncertain future events, are assessed for recognition or disclosure in line with reporting standards. The ARC reviewed the input parameter assumptions and judgements used in arriving at the decommissioning and restoration provisions. The discount rate is reviewed regularly and the ARC considered the extent to which the rate applied remained appropriate in the context of volatile US Treasury yields. The ARC was satisfied that the rate applied remained appropriate as at December 31, 2025. The ARC reviewed provisions, contingent liabilities and disclosures related to litigation, based on quarterly updates, for inclusion in the quarterly unaudited interim financial statements, half-year report, Annual Report and Form 20-F. The ARC also reviewed other provisions. The ARC has continued to receive updates on the withdrawal from Russian oil and gas activities throughout 2025 including implications for the financial statements. Retirement benefit obligations Retirement benefits are an important component of both assets and liabilities on the balance sheet. The quantification of these assets and liabilities requires judgements on input parameters which include, but are not limited to, actuarial assumptions and discount rates. The ARC reviewed the management of risks in relation to retirement benefits in 2025, including financial, operational and regulatory developments. The ARC reviewed the key assumptions (including discount rates and inflation) and sensitivities as part of the Annual Report review and the enhanced disclosures made in this Report. The ARC also considered the accounting treatment for complex retirement benefit transactions, including the recognition of an asset ceiling adjustment in respect of Shell's defined benefit pension fund in the Netherlands. See Note 24 to the "Consolidated Financial Statements" on pages 284-290. Other matters Other significant accounting and reporting matters assessed. The ARC also reviewed: the year-end reported proved oil and gas reserves, including management judgements and adjustments made to reflect changes in geological, technical, contractual and economic information (including yearly average price assumptions) and the effectiveness of financial controls. Governance | Audit and Risk Committee Report continued 171 Shell Annual Report and Accounts 2025

Compliance and Governance Ethics and compliance In 2025, the ARC received an update from the Chief Ethics and Compliance Officer with respect to revisions to the Code of Conduct (see also page 123) and the introduction of the Legal Group Requirements (which replaced the Ethics and Compliance Manual in December 2025). The Chief Ethics and Compliance Officer also briefed the ARC on how a range of factors and external trends and developments were affecting conduct risk at Shell. The Chief Ethics and Compliance Officer summarised emerging ethics and compliance risks and management's actions to manage and mitigate them. The Chief Ethics and Compliance Officer briefed the ARC on communications to staff from both senior leaders and mid-level management reinforcing the importance of adherence to and affirming Shell's commitment to the Ethics and Compliance framework and Code of Conduct throughout the year. As part of the overall assessment of the risk management and internal control framework, the ARC discussed with the Chief Ethics and Compliance Officer their annual report on compliance matters. The report included an overview of the effectiveness of Shell's ethics and compliance programme in managing ethics and compliance risk in Shell's business activities, regulatory developments and compliance activities. The ARC also reviewed investigations of cases involving ethics and compliance concerns. The ARC discussed management's findings in such cases to satisfy itself that a rigorous process had been followed, with appropriate disciplinary action being taken where necessary, and that management had embedded learnings into Shell's systems and controls. Whistleblowing investigations The ARC is responsible for establishing and monitoring the implementation of procedures for the receipt, retention, investigation and follow-up actions of complaints received, including those from the Shell Global Helpline. The ARC reviewed whistleblowing reports and internal audit reports and considered management's responses to the findings in these reports. In 2025, 1,983 allegations and enquiries were made through the Shell Global Helpline (2024: 2,025), of which approximately 34% were submitted anonymously (2024: 39%). In 2025, a total of 497 investigations were closed (2024: 555), of which 67% were found substantiated (2024: 62%) and were highest in the areas involving harassment, information and records management, conflicts of interest and protection of assets. Regulatory developments The ARC was briefed on regulatory developments in areas including: (i) sustainability and climate-related disclosures; (ii) accounting and reporting developments; (iii) environmental liabilities; (iv) treasury activities; (v) fraud; and (vi) readiness for compliance with the new Provision 29 of the 2024 UK Corporate Governance Code. ARC annual evaluation The ARC undertakes an annual evaluation of its performance and effectiveness. Noting also the outcome of the external Board performance review, which was discussed prior to the February 2026 Board meeting, and the subsequent report, the ARC concluded that its performance in 2025 had been effective and that it had fulfilled its role in accordance with its Terms of Reference. (See also "Board Performance Review" section on pages 160) Internal Audit Each quarter, the ARC discusses with the Chief Internal Auditor the Company's risk management and internal control framework, any significant matters arising from the internal audit assurance programme and management's response to significant audit findings and notable control weaknesses, including planned improvements and agreed actions. The ARC also holds private sessions with the Chief Internal Auditor without members of management, except for the Chief Legal Officer, who may attend. Outside of the formal ARC meetings, the Chair of the ARC meets regularly with the Chief Internal Auditor. Internal audit remit The internal audit function is an independent assurance function which supports Shell's continuous efforts to improve its overall control framework. The internal audit function contributes to the maintenance of a systematic and disciplined approach to evaluate and improve the design and effectiveness of Shell's risk management, and control and governance processes. The primary role of the internal audit function's assurance and investigation activities is to safeguard value by protecting Shell's assets, reputation and sustainability in relation to the organisation's defined goals and objectives. The ARC defines the responsibility and scope of the internal audit function and approves its annual plan. The Chief Internal Auditor reports functionally to the Chair of the ARC and administratively to the Chief Financial Officer. The Chair of the ARC approves, in consultation with the Chief Financial Officer, all decisions regarding the performance evaluation, appointment or removal of the Chief Internal Auditor. A new Chief Internal Auditor was appointed with effect from March 2025. Annual internal audit plan and assessment of internal audit's effectiveness The ARC considered and approved the internal audit functional plan, including these focus areas for 2025: ￮ People -- talent and capability (professional audit development and technical capabilities). ￮ Operational excellence -- further enhance the planning, execution and reporting processes. ￮ Competitiveness -- increase value by tailoring the function's structure and targeting critical risks areas. ￮ Innovative technology -- further leveraging innovation and new technologies, such as AI and data analytics. In 2025, the Chief Internal Auditor's reports continued to be developed with the use of AI. The Chief Internal Auditor periodically assesses whether the purpose, authority and responsibilities of the internal audit function continue to enable it to accomplish its objectives. The results of this periodic assessment are communicated to the Executive Committee and the ARC. The Chief Internal Auditor also confirms to the ARC the continued validity of the charter of the internal audit function or puts forward proposals for updates to it. The Chief Internal Auditor maintains an internal quality assurance and improvement programme, including an annual assessment of the effectiveness and efficiency of the internal audit function's activities and evaluations of conformance with the standards of the Chartered Institute of Internal Auditors (CIIA). The Chief Internal Auditor discusses the results of this annual assessment with the EC and the ARC. The Chief Internal Auditor also provided the ARC with an update on the status of implementation of the Institute of Internal Auditors new Global Internal Audit Standards which took effect on January 9, 2025, and noted the steps taken to meet the intent of these new standards. Governance | Audit and Risk Committee Report continued 172 Shell Annual Report and Accounts 2025

At least every five years, the effectiveness and quality of the internal audit function are independently assessed externally, and the Chief Internal Auditor reviews the report with the EC and the ARC. An independent assessment of the internal audit was conducted at the end of 2022. The 2022 assessment confirmed that the internal audit conformed with the CIIA standards and the 2020 Internal Audit code of practice and identified some opportunities for further improvement. The next external assessment is planned to take place in 2027. The Chief Internal Auditor updated the ARC quarterly on the approved 2025 internal audit plan and discussed whether the plan remained fit for purpose in addressing the most critical areas of risk. The ARC assessed the performance of both the internal audit function and the Chief Internal Auditor as effective. The ARC also considered and approved the 2026 internal audit plan. External Auditor Annual external audit plan and assessment of external audit's effectiveness EY reviewed with the ARC its audit strategy, scope and plan for the 2025 audit, highlighting areas which would receive special consideration. In particular, the ARC and EY discussed how the audit would take into consideration risks associated with: ￮ Trading and Supply complexity; ￮ Revenue recognition fraud risk (unauthorised trading and management override); ￮ Climate change and the energy transition; ￮ Oil and gas reserves; ￮ Impairment assessments; ￮ Litigation; ￮ Decommissioning and restoration obligations; ￮ Accounting for divestments; ￮ Pensions; and ￮ Taxation. EY defines significant audit risks as those areas where there is a higher likelihood of a material error and which therefore require special audit attention. In EY's view, the significant audit risks are Trading and Supply complexity and the risk of unauthorised trading or management override. The ARC considered the annual audit plan, which included assessing whether the planned materiality levels and proposed resources to execute the audit plan were consistent with the scope of the audit. EY regularly updated the ARC on the status of its procedures and preliminary findings, providing an opportunity for the ARC to monitor the execution and results of the audit. The ARC and EY discussed how risks to audit quality were addressed, key accounting and audit judgements, material communications between EY and management and any issues arising from them. EY also reviewed with the ARC its risk assessments, materiality, scope and observations and conclusions in relation to Shell's CSRD disclosures. Quarterly, the ARC meets privately with EY representatives without management (except for the Chief Legal Officer who may attend) being present to encourage open and transparent feedback from both parties. In addition, the Chair of the ARC meets separately with the external auditor on a regular basis. As part of its oversight of the external auditor, the ARC annually assesses the performance and effectiveness of the external auditor and the audit process. This includes assessing the quality of the audit, how the auditor handled key judgements, and the auditor's response to the ARC's questions. The assessment also involves the ARC evaluating the objectivity and independence of EY and the quality and effectiveness of the external audit process. The ARC's evaluation of the performance and effectiveness of the external auditor and the audit process includes the following key criteria: ￮ professionalism, competence, integrity and objectivity during the audit, including handling of areas involving judgement and estimates; ￮ EY's quality assurance procedures and internal quality control procedures; ￮ audit quality priorities and actions taken as part of maintaining a sustainable audit quality programme; ￮ constructive challenge of management and key judgements; ￮ efficiency, covering aspects such as service level and innovation in the audit process, use of data analytical and digital audit tools, and opportunities for improvement; ￮ quality of the audit team's leadership; ￮ the most recent EY Transparency Report; ￮ thought leadership and actions, especially in the areas of climate change; and ￮ compliance with relevant legislative, regulatory and professional requirements. In addition to reflecting on its own experiences, including interactions with the external auditor throughout the year, the ARC considered and discussed the results of management's internal survey relating to EY's performance over the financial year 2025, which reflected a broadly comparable performance to 2024 and the views and recommendations from management and the Chief Internal Auditor. As part of the current assessment of effectiveness, the ARC has taken into consideration the guidance issued by the FRC, including the guidance issued in May 2023 on oversight of the external audit set out in "Audit Committees and the External Audit: Minimum Standard" (the Minimum Standard). EY non-compliance with independence rules related to audit partner rotation requirements On July 1, 2025, EY advised the ARC that its US opinions on the Company's previously issued audited consolidated financial statements and effectiveness of internal control over financial reporting (jointly the "previously issued financial statements") for the years ended as of December 31, 2023 and 2024 (the "applicable years"), respectively, should no longer be relied upon. After an internal review, EY concluded that it was not in compliance with the SEC's auditor independence rules related to audit partner rotation requirements for the audits of the applicable years. EY had determined that the partner who led the audit for the applicable years had exceeded the period allowed under SEC audit partner rotation rules and hence was not eligible to serve as lead engagement partner for those audits. EY subsequently assigned a different partner to perform the role of lead audit partner with respect to the audits and concluded that no changes to the previously issued financial statements for the applicable years were necessary. EY also concluded that the appropriate remediation had been completed, and it was capable of exercising objective and impartial judgment with respect to the US audit opinions included in the amended Form 20-Fs for the applicable years to be filed with the SEC. The previously issued financial statements as prepared by the Company for the applicable years were unchanged and, on July 2, 2025, the Company filed amended Form 20-Fs for the applicable years. To reflect the new issue date of the Consolidated Financial Statements, consequential updates were included with respect to the going concern period and the post-balance sheet events note to the Consolidated Financial Statements. Save for these items, the previously issued financial statements and other notes did not change. The EY Governance | Audit and Risk Committee Report continued 173 Shell Annual Report and Accounts 2025 audit opinions remained unqualified. EY also advised the ARC that the time limitations under the UK Financial Reporting Council's Revised Ethical Standard regarding rotation of partners had been exceeded. No amended filings were required in the UK. Prior to filing the amended Form 20-Fs, the ARC discussed this independence matter, including EY presenting to the ARC an overview of its findings and remedial steps taken to address this matter. The ARC also reviewed management's assessment of EY's independence and remediation. Taking due consideration of the above, the ARC concluded that EY is able to exercise objective and impartial judgement and hence supported the filing of the amended Form 20-Fs for the applicable years. To gain a deeper understanding of the independence matter, at the ARC's request, EY presented to the ARC an analysis and conclusion of EY's review of the fact pattern that led to the breaches (the Review), and the additional controls and procedures implemented to ensure future compliance with regulatory independence requirements. Management also provided the ARC with its assessment of EY's Review and conclusion. The ARC discussed the Review findings with EY and also separately without EY. The ARC factored in these discussions in its assessment of the quality of EY's audit services and audit team. Taking into account the above, the ARC is satisfied that EY continued to provide a high-quality and effective audit in its tenth year as auditor and maintained its objectivity, integrity and impartiality. As required under UK and US auditing standards, the ARC received a letter on independence-related matters from EY. EY also informed the ARC in writing of any significant relationships and matters that may reasonably be thought to affect its objectivity and independence. The ARC and EY discussed such relationships and matters and determined that they did not impair EY's objectivity, integrity and impartiality. Audit Committees and the External Audit: Minimum Standard This Audit and Risk Committee Report describes how the ARC has complied, to the extent applicable, with the provisions of the Minimum Standard during the year (in particular the "External Auditor" section of this report). There were no shareholder requests for certain matters to be covered in the audit during the year and there were no regulatory inspections of the quality of the Company's audit. An explanation of the Group's accounting policies is provided on pages 234-244. Reappointment 2026 The ARC is responsible for considering whether there should be a rotation of the independent registered public accounting firm to ensure continuing auditor quality and/or independence, including consideration of the advisability and potential impact of conducting a tender process for the appointment of a different independent public accounting firm. The ARC is also responsible for making a recommendation to the Board, for it to put to the Company's shareholders for approval in the General Meeting, on the appointment, reappointment, or removal of the external auditor. EY was first appointed at the AGM in May 2016 after a competitive tender process. As EY was appointed in 2016, the Company was required to tender for the audit no later than the financial year commencing January 1, 2026. The tender process, led by the ARC, was commenced during 2023 and completed in 2024. Following the meetings and review of each of the candidate firms' proposals and presentations, the ARC made its recommendation on the basis of its assessment of the abilities of each of the candidate firms. At the Board meeting in December 2024, the ARC recommended two possible audit firm options to the Board, with the ARC's preference to appoint EY, and supporting justifications. The ARC's recommendation was accepted by the Board and a resolution proposing the appointment of EY as the external auditor for the financial year 2026 will be put forward to shareholders for approval at the 2026 AGM. The ARC's recommendation was free from third-party influence and there are no contractual obligations that restrict the ARC's ability to make such a recommendation. The external audit tender process for the financial year 2026 is discussed on pages 186–187 of the Annual Report for the year ended December 31, 2024. The lead audit partner, David Canning-Jones, was appointed in 2025. For the 2025 financial year, the Company has complied with The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014. External audit tender Considering the developments with regards to EY non-compliance with independence rules related to audit partner rotation requirements described earlier in this Report, the ARC decided at the beginning of the fourth quarter 2025, to initiate a tender process for the external auditor, for the financial year ending December 31, 2027 (the 2026 audit tender). The ARC believes that the commencement of such a tender at this time was in the best interests of the shareholders following analysis undertaken with respect to EY's non-compliance with auditor independence rules related to audit partner rotation requirements. In conducting the tender process, the ARC considered the guidance on tendering set out in the Minimum Standard. ARC members were involved throughout the external audit tender process, including members appointed during the process from the point of their appointment. Selection criteria To enable an objective selection, weighted selection criteria were endorsed by the ARC, with the choice of auditor being based on quality, including independence, challenge and technical competence and not price or perceived cultural fit. The firms invited to tender, EY and PwC, were informed that their respective proposals would be assessed using the same selection criteria as in the 2024 audit tender, with a focus on independence, team composition, audit scoping and regulatory compliance. Whilst the audit fee was considered, it was not a selection criterion nor a decisive factor. Selection process In the 2024 audit tender, the ARC shortlisted EY and PwC based on quality, team and relevant experience for a company of Shell's size, scale and complexity, having also considered UK challenger firms with a 'public interest entity' auditor registration. Given that the audit market has not materially changed since the 2024 audit tender, the ARC remained satisfied that this shortlisting decision was valid for the 2026 audit tender. In November 2025, a request for proposal was issued to EY and PwC, followed by a series of management information sessions to update the firms on key strategic, operational and financial reporting developments since the 2024 tender. In January 2026, the final proposals were submitted by EY and PwC. The approach to the 2026 audit tender process and the selection criteria were considered and supported by the ARC. The ARC received management's assessment of the EY and PwC proposals and input from management regarding the previously approved scoring criteria ahead of final meetings between the ARC and each of EY and PwC, which took place in February 2026. The ARC considered the safeguards in place to ensure the audit tender and selection process remained objective and independent, including appropriate recusals from key recommendations and decisions. As part of the process, public reports published by the FRC and other regulators were also considered. Governance | Audit and Risk Committee Report continued 174 Shell Annual Report and Accounts 2025

ARC recommendation Following the meetings and review of each of the candidate firms' proposals and presentations, the ARC made its selection based on its assessment of the capabilities of each of the candidate firms, as presented in their respective proposals. At the Board meeting in February 2026, the ARC recommended EY and PwC as possible audit firm options to the Board, with the ARC's preference to appoint PwC, and supporting justifications. The ARC's recommendation was accepted by the Board and a resolution proposing the appointment of PwC as the external auditor for the financial year 2027 will be put forward to the shareholders for approval at the 2027 AGM. Non-audit services The ARC maintains an auditor independence policy (AIP) in respect of the provision of services by the external auditor. Under the AIP, the ARC will only approve services to be carried out by the external auditor or its affiliates where such services do not present a conflict of interest risk in fact or in appearance. The ARC regularly reviews this policy for necessary changes in response to changes in related standards and regulatory requirements. This policy is designed to safeguard auditor objectivity and independence. It addresses the provision of audit services, audit-related services and other non-audit services and stipulates which services require specific prior approval by the ARC. The policy also defines prohibited services in line with applicable rules and regulations. Our external auditors are not allowed to provide prohibited services due to independence concerns. For certain non- prohibited services, because of the knowledge and experience of the external auditor and/or for reasons of confidentiality, it may be more efficient or prudent for the external auditor to provide such services. The ARC reviews quarterly reports from management on the audit and non-audit services reported in accordance with the policy or for which specific prior approval from the ARC is being sought. Under the AIP, no prior approval by the ARC is required for any additional audit service contract not individually exceeding $500,000. All non-audit services where the fee for an individual contract exceeds $100,000, including audit-related services, require individual prior approval by the ARC. For audit or non-audit service contracts that do not exceed the relevant threshold, the matter is pre-approved by management and is subsequently presented for approval by the ARC. The ARC is mindful of the overall proportion of fees for audit and non-audit services in determining whether to approve such services. The scope of the non-audit services contracted with the external auditor in 2025 consisted mainly of interim reviews and other audit- related assurance services. The associated compensation for these audit-related services and other non-audit services amounted to 5% and 7%, respectively, of the external auditor's audit and audit-related remuneration. Fees After due consideration, the ARC approved the auditor's remuneration, satisfying itself that the level of fees payable in respect of the audit and non-audit services provided was appropriate and that an effective, high-quality audit could be conducted for such fees. See Note 35 to the "Consolidated Financial Statements" on page 306 for details of the auditor's remuneration. Governance | Audit and Risk Committee Report continued 175 Shell Annual Report and Accounts 2025

Directors' Remuneration Report This report The Directors' Remuneration Report for 2025 has been prepared in accordance with relevant UK corporate governance and legal requirements, in particular Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The Board has approved this report. This report is split into three sections: ￮ Chair's letter; ￮ Annual Report on Remuneration, describing 2025 remuneration outcomes and the planned implementation of the proposed Directors' Remuneration Policy (Policy) in 2026; and ￮ The proposed Policy, which is subject to a binding shareholder vote at the 2026 Annual General Meeting (AGM). “In 2025, we saw strong and decisive leadership, with a focus on unlocking Shell's full potential and continued commitment to safety.” Cyrus Taraporevala Chair of the Remuneration Committee Dear Shareholders, In 2025, Shell achieved another set of strong financial results that have enabled us to deliver enhanced distributions to shareholders. At Shell, safety is extremely important and we continually work to keep our people safe. I am saddened by the tragic incidents that occurred at Shell-operated ventures in 2025. Colleagues lost their lives in four incidents in Argentina, Malaysia and the UK. When it determined the final pay outcomes for 2025, the REMCO reflected on these tragic incidents and Shell's broader safety performance. 2025 remuneration outcomes 2025 annual bonus The annual bonus scorecard outcome was above target at 1.48. The REMCO used downward discretion to determine a final bonus outcome for Executive Directors of 1.42 after careful consideration of the factors leading to the tragic fatalities during the year and reflection on Shell's overall performance in 2025, including broader safety performance. The reduction in the bonus outcome as a result of the adjustment is equal to around 8% of salary for both Executive Directors. Further information is on page 186. See pages 185-187 for the complete scorecard with all targets, ranges and weightings, and a discussion of performance against targets. Vesting of the 2023 share awards Overall, the vesting outcome of the share award was 149% of target. The REMCO was satisfied that no windfall gain had arisen. The REMCO also believes the vesting outcome to be representative of Shell's performance over the period. See page 188 for full details of share award targets and weightings, and a discussion of performance against targets. Finalising the 2025 pay outcomes In finalising pay outcomes, the REMCO considered Shell's wider performance and context during 2025 and over the share award performance period, paying particular attention to: ￮ The strong financial performance in 2025, with cash flow from operating activities (CFFO) of $42.9 billion, Adjusted Earnings* of $18.5 billion and free cash flow (FCF)* of $26.1 billion, which has enabled Shell to invest in its businesses and deliver shareholder distributions. ￮ The shareholder experience, including: – cash dividends of $8.5 billion and share buybacks of $13.9 billion in 2025, resulting in total shareholder distributions* of $22.4 billion for the year and $67.9 billion over the share award performance period (2023–2025); and – absolute and relative total shareholder return (TSR) performance over the same periods, including the strongest TSR within the energy peer group over the share award performance period. ￮ Shell's performance beyond the formulaic outcomes of the variable pay structures, including safety (and fatalities), reputation, ethics and compliance, and feedback from the Audit and Risk Committee. ￮ Shareholders' views on remuneration matters, as shared with the REMCO during engagements in April and October 2025. ￮ The employee experience, where the REMCO noted the above- target bonus outcome, the above-target vesting outcome for 2025 under the Performance Share Plan (PSP) for discretionary share awards below Senior Executive level and the average employee salary increases. ￮ Comparisons between the 2025 outcomes and historical remuneration levels, noting appropriate pay-performance alignment. ￮ The alignment of the 10-year average outcomes of the annual bonus scorecard (1.13) and share award (109% of target) around the target level, reflecting the effective design of the structures and the integrity of the target-setting process. This resulted in a single figure outcome of £13.8 million for the CEO and £8.5 million for the CFO. The REMCO was satisfied that the current shareholder-approved Remuneration Policy had operated as intended, and these outcomes were appropriate in the context of Company performance and the target pay opportunity. * Non-GAAP measure. See page 430. Governance 176 Shell Annual Report and Accounts 2025

Governance | Directors' Remuneration Report continued

2025 pay outcomes summary

2025 pay compared with current Policy [A]



Wael Sawan
(£ million)
2025 realised pay
Current Policy target
Current Policy maximum
0
4
8
12
16
Sinead Gorman
(£ million)
2025 realised pay
Current Policy target
Current Policy maximum
0
2
4
6
8
10
a Fixed pay
b Bonus
c Share award
d Share award: share price change and accrued dividends

10-year share award vesting



200%
150%
100%
50%
0%
'14-'16
'15-'17
'16-'18
'17-'19
'18-'20
'19-'21
'20-'22
'21-'23
'22-'24
'23-'25
a TSR
b EPS
c CFFO
d ROACE
e FCF/organic FCF
f Energy transition
Target
10-year average: 109% of target award

10-year CEO single figure outcomes



(£ thousand)
20,000
15,000
10,000
5,000
0
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
a Fixed pay
b Bonus
c Share award
d Other [B]
CEO target pay [A]

[A] Current Policy target and maximum based on the shareholder-approved 2023 Remuneration Policy in respect of the annual bonus and the share award. Salary, pension and benefits are based on 2025 data.
[B] Incremental remuneration in respect of 2022 for services as CEO Designate, in anticipation of becoming CEO in 2023.

Strategic review of remuneration

At the May 2026 AGM, shareholders will have the opportunity to vote on the proposed Directors' Remuneration Policy (Policy). In preparing for the Policy, the REMCO has spent considerable time over the past two years reflecting on the nature of the leadership ask at Shell; what it takes to lead Shell now and for the performance opportunity ahead; and how to frame remuneration appropriately – including quantum, performance requirements and the use of discretion – with incentives to deliver exceptional performance that supports the journey ahead as set out at Capital Markets Day 2025 (CMD25) and beyond.

Background

Since his appointment in January 2023, CEO Wael Sawan has acted with urgency to focus on delivering consistent performance, sharpen Shell's strategic focus and lay the foundations to unlock the Company's full potential. Capital Markets Day 2023 (CMD23) marked a course correction: it challenged internal assumptions, and initiated a reset to improve asset performance and shareholder returns, apply capital discipline, reduce costs, drive a cultural shift and simplify portfolio and execution. The Energy Transition Strategy 2024 aligned Shell's role in the energy transition with our core strengths and competitive capabilities. Most recently, CMD25 evolved the strategy to further focus on value by raising the bar on key financial targets while maintaining the current climate-related targets and ambition.

These changes demand significant leadership, particularly from the CEO. The impact is clear: Shell is delivering higher and more consistent returns, enhanced capital discipline and reduced costs, all while driving a cultural shift towards performance, discipline and simplification. It has been a very positive tenure for the CEO so far and the results are evident in the clear outperformance of peers on shareholder returns.

Case for change

The Board has outlined a vision to unlock the Company's potential for shareholders by redefining performance, repositioning the portfolio and resetting culture. We will drive performance by unlocking additional value from capital and cost discipline. Our portfolio must transform to secure growth in areas of competitive advantage, while navigating significant uncertainty around the pace and shape of the energy transition. Building resilience, optionality and longevity for the decades to come is essential, alongside continuing to reset aspects of the organisation into a strong performance culture across Shell.

Transforming this Company is a leadership ask of the highest order. The REMCO has carefully considered the nature of the leadership required to lead Shell for the performance opportunity ahead through multi-decade, multi-vector societal transition in a systemically important sector. The REMCO has therefore updated the benchmarking peer group to provide a guiding frame of companies with comparable leadership asks, stretched the long-term equity-based element of reward, and strengthened the performance framework to create the right incentives to deliver exceptional performance.

177 Shell Annual Report and Accounts 2025

Governance | Directors' Remuneration Report continued

Pay benchmarking peer group

As part of the Policy review, the REMCO spent time reviewing the pay benchmarking peer group. The REMCO has historically benchmarked Executive Director pay against a peer group comprising major European companies and global energy majors. Given the leadership challenge set out by the Board for the Company's transformation, the REMCO is resetting this pay benchmarking peer group to comprise major global companies in systemically important sectors going through multi-product, multi-decadal transition.

Size continues to be a key factor in pay benchmarking. In addition, the sectors the REMCO has focused on are: energy, transport, pharmaceuticals, industrials and technology. Companies from all these sectors are already part of the existing peer group and so there is no change from that perspective. However, there is now a conscious choice for the pay benchmarking peer group to comprise comparably sized companies in these sectors.

This focus is premised on the REMCO's view that there is something fundamentally different about leading in these sectors. These are the sectors at the heart of the energy transition and other global challenges. They are sectors on which other sectors depend and build, and are, therefore, deeply interconnected. They are deeply embedded in global supply chains, subject to regulatory and stakeholder scrutiny and high barriers to entry, and characterised by direct relevance to everyday life and being foundational layers of global economies. The REMCO sees strong commonalities in the leadership demands facing Shell and companies in these sectors, whether in long-term capital allocation, pace of innovation or driving transformative change at scale.

Pay benchmarking – a focus on five sectors


Transport
Fundamental change to business models as sector faces energy transition, along with changes in technology, global supply chains, regulatory pressures and customer preferences.
Pharmaceuticals
Challenges on long-term capital allocation, regulatory risk and innovation imperatives.
Energy
Long-term choices around capital allocation through the energy transition.
Industrials
Deeply embedded in global supply chains, capital intensive, with similar resilience and sustainability challenges in energy transition.
Technology (ex. FAANG)
Embedded in large business infrastructure and key enablers to transitions in other sectors.

Following a comprehensive global selection process and consultation with shareholders, the REMCO selected an updated pay benchmarking peer group, as set out below.

Energy	Transport	Pharmaceuticals	Technology	Industrials
bp	BMW	AstraZeneca	Cisco Systems	Boeing
Chevron	Mercedes-Benz	Novartis	IBM	GE Aerospace
ExxonMobil	Volkswagen	Pfizer	Intel	Siemens
TotalEnergies	Stellantis	Roche		

For the avoidance of doubt, the performance benchmarking peer group used in the share award (bp, Chevron, ExxonMobil and TotalEnergies) remains unchanged.

Peer group selection methodology

Shell is a truly global company, with only 11% of our revenue for 2025 generated in the UK, and less than 7% of our permanent employees (as at December 31, 2025) based in the UK. Close to 27% of revenue in 2025 is from North America (comprising the USA and Canada), and around 20% of employees (as at December 31, 2025) are based there, with the remainder from the rest of the world.

Given Shell's global footprint, the REMCO's approach began with a universe of investable companies in global indices with good public pay disclosure, which was then narrowed and ranked by proximity of size, as measured by market capitalisation, revenue and total assets, and filtered for systemically important sectors, and then applied manual adjustments as appropriate (see next page).

178 Shell Annual Report and Accounts 2025

Methodology for constructing new global peer group (for pay benchmarking) The new peer group overlaps with the existing peer group by around 50%. Proposed new global peer group (for pay benchmarking): size and pay [A] Based on the average value in 2025. [B] Based on latest reported financial year. [C] Target total direct compensation, comprising base salary, annual bonus and long-term incentives. Based on latest reported financial year. *Companies that are in the existing peer group are marked by an asterisk. Quantum The REMCO is proposing an increase in quantum in consideration of the continued transformation journey and the Board's performance expectations. In line with the leadership task of transformation for the long-term, the proposed increase in quantum is focused solely on the Performance Share Award (PSA). Further details are provided on page 198. Governance | Directors' Remuneration Report continued 179 Shell Annual Report and Accounts 2025

Governance | Directors' Remuneration Report continued

Performance framework

The REMCO reflected on how to measure the leadership ask for the performance opportunity ahead. At CMD25, we extended our normalised FCF per share growth target out to 2030 to measure intrinsic value creation. The REMCO intends to strengthen the performance framework with the addition of this metric as a performance condition to the PSA. The 2026 performance conditions and link to strategy are as follows:

	Performance condition	Weighting	Purpose and link to strategy
Relative	**Total shareholder return**	20%	◦ Create value for our shareholders. ◦ Generate returns for shareholders that exceed those of our peers.
Relative	**Competitive capital allocation** (measured by CFFO divided by average capital employed)	20%	◦ Generate competitive cash flows relative to the long-term funding of the business. ◦ Proxy for ROACE; generate returns that exceed those of our peers.
Absolute	**Cash generation** (measured by organic FCF)	20%	◦ Generate cash from the core ongoing operations of the portfolio, to fund growth, service and reduce debt and deliver shareholder returns.
Absolute	**Intrinsic value creation** (measured by normalised FCF per share growth, based on organic FCF before working capital and derivatives)	20%	◦ Create and grow intrinsic value independently of external market fluctuations or short-term investor sentiment. ◦ Optimise portfolio in line with strategy.
Absolute	**Shell's journey in the energy transition**	20%	◦ Reduce emissions from our operations and support our customers to reduce their emissions.


Performance measured vs. energy peers
Total shareholder return
Competitive capital allocation
20%
20%
More value with less emissions
20%
20%
20%
Shell's journey in the energy transition
Cash generation
Intrinsic value creation
Absolute performance

Delivering normalised FCF per share growth requires disciplined cost management and capital spending, bringing on-stream accretive growth, improving underperforming businesses, exiting those that do not create value, as well as share buybacks. It differs from the other metrics in that it is a proxy for the ability to generate long-term, sustainable value within the Company independently of external market fluctuations or short-term investor sentiment. The normalised FCF metric uses organic FCF as the basis of measurement and excludes the volatility of working capital and derivatives and the impact of macroeconomic price movements, so as to determine a more comparable basis for calculating the growth year on year. Normalised FCF per share growth is determined on a compound annual growth rate basis by comparing the normalised FCF per share to the value from the 2024 base year [A]. Vesting will be assessed based on cumulative growth from 2024 through to the final year of the performance period. The REMCO has a robust approach to target setting. For the 2026 award, the performance target range will be 9% p.a. to 12% p.a. with a target of 10% p.a. To put this in context, the target set out at CMD25 is growth of >10% p.a. by 2030. Further information on the 2026 PSA performance conditions is set out on page 198.

The REMCO has determined to retain the existing peer group (being bp, Chevron, ExxonMobil and TotalEnergies) and vesting schedule for the relative performance conditions. Outperforming Shell's closest competitors on key financial metrics is challenging. A vesting outcome of 80% of target (40% of maximum) for median performance in a small peer group is considered appropriate by the REMCO. The REMCO is aware that vesting for median is generally set at a limit of 25% of maximum for other UK companies. However, this is typically applied against a larger peer group. It is also noted that most UK companies would set full vesting at 75th percentile performance, rather than 80-100th percentile (first place) at Shell.

The REMCO has a strong track record of setting stretching targets which ensure that reward outcomes are appropriate (note that the 10-average vesting outcome of the share award is close to target at 109% of target, or 55% of maximum) and will provide a full disclosure of all factors taken into account in making the vesting decision at the conclusion of each cycle.

[A] See Non-GAAP measures on page 430 for normalised FCF per share reconciliation.

180 Shell Annual Report and Accounts 2025

Governance | Directors' Remuneration Report continued

2026 Remuneration Policy proposals

Structure

In considering Shell's remuneration structure, the REMCO reflected on alternative mechanisms, such as the restricted share and hybrid models. The REMCO concluded that while such arrangements have their merits, maintaining the FTSE-standard performance share model is the best way for Shell to preserve a sharp focus on pay for performance.

Quantum

The REMCO does not seek a particular pay position in the pay benchmarking peer group. It exercises judgement and does not intend to change that approach.

The REMCO is proposing an increase in quantum in consideration of the nature of the leadership required to lead Shell through the continued transformation and the performance opportunity ahead. The REMCO continues to believe it is essential that Executive Director pay continues to support sustainable, long-term performance and strong shareholder alignment. Accordingly, the proposed increase in quantum is focused solely on the PSA, with the CEO's target opportunity increasing from 300% to 450% of salary. Maximum opportunity of 900% of salary will be delivered only for achievement of the highest quality of performance, requiring exceeding our internal targets and exceptional outperformance relative to peers (given a 40% weighting on relative performance conditions). The proposed quantum change moves the CEO's total pay from around 25th percentile to just below median of the updated pay benchmarking group. The REMCO will continue to enhance its approach to discretion to manage outcomes.

Following a comprehensive review, the REMCO concluded that only a modest change would be made to the CFO's package. The CEO and the CFO are in a strong leadership partnership and play a critical role as a team in Shell's transformation. An increase in the target PSA from 270% to 300% of salary is proposed for the CFO (with a proposed maximum of 600% of salary), which does not alter her pay positioning vs. peers.

The PSA proposals represent the first increase in Policy maximum since Shell's first shareholder-approved Remuneration Policy in 2013, and the REMCO further notes that the share award sizes reduced in the 2020 Policy.

Shell percentile rank vs. global peers


Company size dimensions [A]
Market capitalisation
Shell
Revenue
Shell
Total assets
Shell
0th percentile
100th percentile
CEO total pay [B]
At target
0th percentile
Current
Proposed
100th percentile

[A] Market capitalisation based on the average value in 2025; revenue and total assets based on latest reported financial year.

[B] Target total direct compensation, comprising base salary, annual bonus and long-term incentives. Based on latest reported financial year.

Subject to shareholder approval, the Policy changes will take effect from the 2026 AGM and are intended to apply to the 2026 share awards. Awards within the confines of the current Policy were made to both Executive Directors in February 2026, of 300% and 270% of salary to the CEO and the CFO, respectively. Subject to shareholder approval of the revised Policy, a further share award of 150% and 30% of salary will be made to the CEO and the CFO, respectively, following the 2026 AGM, bringing awards for 2026 into line with the award levels under the revised Policy, i.e. 450% and 300% of salary for the CEO and the CFO, respectively.

Discretionary framework

The REMCO has determined to retain and further strengthen the existing discretionary framework for assessing annual pay outcomes relative to the quality of performance outcomes, so that it may take into account the overall level of remuneration for the Executive Directors, Shell's performance, shareholder experience, the operation of the remuneration structures, the internal context for other employees and any other relevant factors to ensure that the highest variable pay outcomes are achieved only in years with the highest-quality performance.

As before, in years where the vesting outcome makes the total remuneration inappropriate for any Executive Director, the REMCO will consider an adjustment to the annual bonus outcome and/or the PSA vesting outcome for the purposes of managing remuneration quantum.

Shareholding requirements and bonus deferral

The proposed Policy also sets out an increase to the shareholding requirements, from 700% to 900% of salary for the CEO, and from 500% to 550% of salary for the CFO. The new requirement levels are close to the top of the FTSE and the new global peer group, and broadly consistent with the new maximum PSA opportunities. A revision to bonus holding arrangements is also proposed, so that if an Executive Director has met their shareholding requirement, 75% (rather than 50%) of net-of-tax bonus will be delivered in cash and 25% in shares subject to the usual three-year holding period. This proposed change balances greater financial flexibility for individuals who have built up significant holdings with continued shareholder alignment. The share award post-vesting holding arrangements remain unchanged, with a three-year holding period compared to the more typical two-year period for many other UK companies.

Other Policy proposals considered

The above proposals reflect the results of a comprehensive review by the REMCO, during which alternative ideas were also considered. These are described below, along with the supporting rationale for our eventual, selected approach.

Alternative proposal	Rationale for our selected approach
Increase salary only	◦ Increasing fixed pay only does not provide appropriate performance alignment.
Increase the annual bonus opportunity instead of/in addition to the PSA	◦ The REMCO determined that focusing the increase solely on the PSA was more in line with the leadership task of transformation for the long-term. ◦ The resulting pay mix better reflects that observed at the global peer companies.
Phase the proposed increases	◦ A phased approach is not aligned with Shell's philosophy around simplification, and would specifically pose challenges to metric selection and weighting.

181 Shell Annual Report and Accounts 2025

Shareholder consultation As part of the Policy review, Shell engaged with large institutional shareholders. Overall, shareholders were supportive of the proposed quantum, including the new peer group and case for change. On the PSA performance conditions, the rationale for introducing normalised FCF per share growth was well understood with some very supportive voices. There was also appreciation for the simplicity of the overall remuneration design. I would like to thank everyone we engaged with for their valuable contributions, which helped us to shape the detail of the proposed Policy. 2026 remuneration 2026 salaries Effective January 1, 2026, Wael Sawan and Sinead Gorman received a salary increase of 4.0%, and their salaries for 2026 are £1,596,000 and £1,055,000, respectively. In reviewing their salaries, the REMCO considered carefully the external environment, including the increases provided to Shell's workforce in the key markets of the UK (4.1%), the USA (3.0%) and the Netherlands (3.0%). The Executive Directors' increases for 2026 were positioned just below the average UK increase. 2026 annual bonus There will be no change to the overall annual bonus scorecard architecture, structure or weightings for 2026. Given the evolution of the business, and the shift in focus to value over volume, the supporting customer decarbonisation metric will move from assessing the number of electric vehicle charge points to electric vehicle gross margin growth. 2026 Performance Share Award performance conditions The performance conditions for the 2026 PSA are discussed earlier in this letter, and further details are provided on page 198. Looking ahead I hope that you find that this report presents a clear account of the REMCO's decisions for the year. This year brings the vote on the proposed Policy at the AGM, and I look forward to ongoing dialogue with our shareholders in the coming months. Cyrus Taraporevala Chair of the Remuneration Committee Governance | Directors' Remuneration Report continued 182 Shell Annual Report and Accounts 2025

Annual Report on Remuneration Governance 183 Shell Annual Report and Accounts 2025

Governance | Annual Report on Remuneration continued

The Annual Report on Remuneration sets out:
- remuneration at a glance, page 183;
- the REMCO's responsibilities and activities, page 184;
- Directors' remuneration for 2025, pages 185 and 193; and
- the statement of the planned implementation of Policy in 2026, page 197.

The base currency in the Directors' Remuneration Report is British pound sterling (GBP), which is the base salary currency for the Executive Directors. Where amounts are shown in other currencies, an average exchange rate for the relevant year is used, unless a specific date is stated, in which case the exchange rate for the specific date is used.

REMCO membership



Cyrus Taraporevala



Dick Boer



Jane H. Lute



Clare Scherrer [A]



Bram Schot

[A] Member since January 1, 2026.

Attendance during 2025

Biographies can be found on pages 143-148; and REMCO meeting attendance during 2025 is set out below:

REMCO member	Member since	Meetings attended	% of meetings attended
Cyrus Taraporevala (Chair) [B]	October 30, 2024	6/6	100%
Dick Boer [C]	May 23, 2023	5/6	83%
Jane H. Lute	May 23, 2023	6/6	100%
Bram Schot	May 24, 2022	6/6	100%
Neil Carson OBE [D]	June 1, 2019	2/2	100%

[B] Cyrus Taraporevala was appointed as REMCO Chair with effect from May 20, 2025.
[C] Dick Boer was unable to attend the August 2025 meeting due to another scheduled business commitment.
[D] Neil Carson OBE stepped down as a member of the REMCO with effect from May 20, 2025.

The REMCO's key responsibilities include determining:

	Senior Management [A]		
	Executive Directors	Executive Committee	Company Secretary and EVP Controller & Finance Operations
Performance framework	✓	X	X
Remuneration Policy	✓	✓	X
Actual remuneration and benefits	✓	✓	✓
Annual bonus and long-term incentive measures and targets	✓	✓	✓

[A] In the Directors' Remuneration Report, Senior Management is defined as Executive Directors, other Executive Committee members, Company Secretary, and EVP Controller & Finance Operations.

The REMCO determines remuneration for the Chair of the Board and monitors the level and structure of remuneration for senior executives. The REMCO also considers workforce remuneration and related policies, and how pay and benefits align with culture. In exercising its responsibilities, the REMCO takes into account a variety of stakeholder considerations.

Delivering Shell's continued transformation is a leadership challenge of the highest order. Much of the REMCO's work over the past year has focused on considering the scale of the leadership ask and how remuneration can support this ambition.

The REMCO Terms of Reference are reviewed annually (last reviewed in February 2026 with non-substantive changes made) and are available on shell.com.

To support the REMCO in carrying out its duties, input was provided by:
- Chief Executive Officer (CEO);
- Chief Human Resources and Corporate Officer, who also acted as Secretary to the REMCO; and
- Executive Vice President Performance and Reward.

The Chair of the Board was consulted on remuneration proposals affecting the CEO. The CEO was consulted on proposals relating to the Chief Financial Officer (CFO) and Senior Management.

The REMCO met six times in 2025, and its activities included:
- reviewing the Remuneration Policy and considering changes, with the resulting proposed Policy to be put to a shareholder vote at the 2026 AGM;
- determining final 2024 bonus outcomes for Senior Management;
- determining vesting of the 2022 share award [A] for Senior Management;
- determining 2025 target bonus opportunities and 2025 PSA for Senior Management;
- setting 2025 bonus and PSA performance measures and targets;
- approving the 2024 Directors' Remuneration Report;
- reviewing 2026 bonus and PSA performance measures and targets;
- engaging with major shareholders and proxy bodies on remuneration matters;
- setting remuneration in relation to changes in the Executive Committee;
- setting the Chair's remuneration; and
- monitoring external developments and assessing the impact on remuneration decisions.

[A] Share awards made to Executive Directors prior to 2025 were referred to as Long-term Incentive Plan (LTIP) awards. From 2025, such awards are referred to as PSA.

After a competitive tender process, Ellason was appointed by the REMCO and provided external advice on remuneration market practice. The choice of Ellason was based on its knowledge of investors' expectations and familiarity with UK market practices. Ellason is a member of the Remuneration Consultants Group. The REMCO is satisfied that the advice provided was objective and independent. The total fees in relation to Ellason's advice were £77,565 (excluding value-added tax). The REMCO also reviewed analysis prepared by Shell's internal HR function, which included input from other functions such as finance.

184 Shell Annual Report and Accounts 2025

Governance | Annual Report on Remuneration continued

Directors' remuneration for 2025

Single figure of total remuneration for Executive Directors (audited)

£ thousand

	Wael Sawan		Sinead Gorman	
	2025	2024	**2025**	2024
Salaries [A]	**1,535**	1,455	**1,014**	961
Taxable benefits [B]	**77**	45	**35**	32
Pension [C]	**307**	291	**203**	192
Total fixed remuneration	**1,919**	1,791	**1,252**	1,186
Annual bonus [D]	**2,725**	2,925	**1,800**	1,930
Share award [E]	**9,112**	3,899	**5,418**	4,136
Total variable remuneration	**11,837**	6,824	**7,218**	6,066
Total remuneration	**13,756**	8,615	**8,470**	7,251
in US dollars	**18,140**	11,012	**11,169**	9,269
in euros	**16,057**	10,177	**9,887**	8,566

[A] Base salary: Wael Sawan's base salary for 2025 was set at £1,535,000 (+5.5% from 2024). Sinead Gorman's base salary for 2025 was set at £1,014,000 (+5.5% from 2024).
[B] Benefits: in respect of 2025, Wael Sawan's benefits included a one-off payment related to tax liabilities arising from his move to the UK, in line with Shell's international mobility policy (£28,253), car allowance (£29,890),and tax gross-up costs (£14,253). Sinead Gorman's benefits included car allowance (£29,890).
[C] Pension: Wael Sawan and Sinead Gorman received cash in lieu of pension contributions equal to 20% of base salary in 2025.
[D] Annual bonus: the full value of the bonus in respect of performance in 2025, comprising both the 50% delivered in cash and 50% bonus delivered in shares. The market price of shares on February 26, 2026, for London-listed shares (£30.11) was used to determine the number of shares delivered, resulting in 23,980 ordinary shares for Wael Sawan and 15,841 ordinary shares for Sinead Gorman, net of tax.
[E] Share award: the amounts reported for 2025 relate to the 2023 award, which vested on March 4, 2026, at the market price for London-listed shares of £30.84. The value is calculated as the product of: (i) the number of shares of the original award multiplied by the vesting percentage, plus accrued dividend shares, and (ii) the market price of ordinary shares at the vesting date. Share price appreciation accounted for £1,736,892 for Wael Sawan and £1,032,821 for Sinead Gorman.

Notes to the table: Single figure of total remuneration for Executive Directors (audited)

Pension

During the year, Wael Sawan and Sinead Gorman were eligible to participate in the defined contribution UK Shell Pension Plan with an employer contribution rate of up to 20% of salary, or take this as a pension cash alternative. The UK Shell Pension Plan or associated pension cash alternative is available to new Shell employees in the UK at the same contribution levels, and currently around two thirds of UK employees participate in these arrangements. The majority of the remainder participate in a legacy defined benefit plan, which closed to new members in March 2013.

Annual bonus

The annual bonus is intended to reward the delivery of short-term targets, typically derived from the Operating Plan. The REMCO reviews the bonus measures, weightings and targets annually to evolve with Shell's strategy and circumstances, and to ensure that the targets remain stretching but realistic. For 2025, the mathematical bonus outcome was 1.48. The REMCO reviewed performance against the scorecard, as described below. Further information is on page 187.

Financial delivery (35% weighting): CFFO allows us to run and invest in our businesses and make shareholder distributions. We delivered $42.9 billion of CFFO against our target of $43 billion, driven by strong operational performance and solid commercial delivery. As a reminder, the REMCO has a long-standing policy of not adjusting CFFO to take account of changes in energy prices and currency fluctuations. This policy supports alignment between pay outcomes and the shareholder experience.

Operational excellence (35%): Operational excellence underpins delivery to our customers and drives financial performance. In 2025, overall operational excellence performance was above target.

- Asset management excellence: Upstream controllable availability was outstanding, driven by performance in Kazakhstan, Nigeria, Norway, Oman and the Gulf of America. Midstream availability was outstanding, thanks to excellent reliability in Qatar and Australia, and the successful completion of turnarounds. Refining and Chemicals availability exceeded the plan, mainly due to strong performance at Deer Park and Rheinland Refinery, offsetting a shortfall at Monaca.
- Project delivery excellence: Highlights for the year in project delivery include the successful start-up of 21 projects, including Whale in the Gulf of America, Penguins restart in the UK, Mero-4 in Brazil and the first export cargo at LNG Canada Trains 1 and 2.
- Customer excellence: Customer satisfaction index remained strong, following our focus on performance, continuous improvement of e-commerce platforms and the resilience of our teams. Our Brand Share Preference continued to be outstanding, and was performing ahead of target in all regions.

Shell's journey in the energy transition (15%): This metric reflects progress on our longer-term strategic ambitions. The overall score was above target for the year.

- LNG volumes [A]: Performance is measured based on liquefaction volumes. Our score for LNG liquefaction volumes reflects strong operational performance across most Integrated Gas assets and a maintenance programme with no major delays.

[A] Equity liquefaction.

185 Shell Annual Report and Accounts 2025

Governance | Annual Report on Remuneration continued

- Reducing operational emissions: 1,238 thousand tonnes of greenhouse gas emissions reductions were achieved from abatement, renewable energy and permanent shutdowns or conversions ("right-sizing"). The main contributors were multiple transformation projects in Rheinland in Germany (Downstream and Renewables), compressor electrification in Canada (Integrated Gas) and catalyst improvements in Qatar (Integrated Gas).
- Supporting customer decarbonisation: We have continued to expand our network of electric vehicle charge points, mainly driven by growth in China and Ubitricity's portfolio. The business is focused on building a leaner, more profitable e-Mobility network to deliver long-term success.

Safety (15%): It remains our priority to run our day-to-day operations safely and ensure the well-being of all our people. The overall outcome for safety is above target for 2025.

- Process safety: Performance continues to be measured through the number of Tier 1 and 2 operational safety incidents. There were 62 Tier 1 and 2 operational process safety events reported in 2025, which was an improvement compared with our performance in 2024.
- Personal safety: Performance is assessed based on the frequency of serious incidents which occur in Shell's businesses. Our ultimate goal is zero harm to people working for Shell. There were tragically four fatalities and four serious injuries in 2025, highlighting the need for our ongoing focus on Goal Zero.

The REMCO reflected carefully on these events and Shell's broader safety performance and determined that the bonus outcome should be adjusted downwards from 1.48 to 1.42 (see "The REMCO's reflections on safety" below).

The REMCO's reflections on safety

Safety, along with our core values, underpins our strategy. We aim to do no harm to people and to have no leaks across our operations. We call this our Goal Zero ambition.

In 2025, Shell used fatality and permanent impairment (FPI) as our scorecard measure for personal safety performance. We focus on FPIs because they represent the most serious harm that can occur in our operations, and concentrating on them ensures we prioritise the risks that matter most to keeping people safe. This focus also aligns Shell with the IOGP industry standard, simplifies and strengthens how we learn from high-impact events and helps us direct our attention, assurance and resources to where they will have the greatest effect on preventing life-altering harm.

Following discussions with shareholders in 2023, the REMCO adopted a discretionary framework to guide its decisions regarding the impact of fatalities on remuneration. The framework takes account of multiple reflection points, as set out below. This framework supports holistic and detailed consideration of the circumstances arising, and consistent and fair judgement of safety performance over time.

Circumstances

In February 2025, a fire occurred at the EcoOils facility in Malaysia, resulting in a contractor colleague sustaining second-degree burns and passing away from his injuries. In February 2026, Malaysia's Department of Occupational Safety and Health concluded that the incident occurred due to a failure to assess the risks associated with the cleaning activity and levied a fine of value of MYR 50,000 (equivalent to $12,800). In April 2025, a contractor colleague on a drillship in Malaysia was struck and pinned by the sliding panel of a watertight door as it automatically closed, and passed away. In July 2025, a contractor-operated minibus was involved in a collision with a third-party truck on a rural road in Argentina, resulting in two fatalities, including a contractor colleague and the truck driver. In November 2025, there was an incident in the UK where a contractor colleague died following a fall from height, which remains under internal investigation. The UK regulator, the Health and Safety Executive, concluded that there was a failure to make an assessment of the risks to the health and safety of employees.

Internal investigations, launched to understand the "what" and "why", discover any thematic failures, and gain insights and learnings for the future, have concluded that while there are lessons to be learned and more to do, the incidents were not considered repetitive or systemic failures.

Wider safety context

During 2025, we continued our focus on enhancing how we prepare for and conduct high-risk activities by: (i) improving our preparation and execution of front-line work; (ii) building an environment of trust and learning; and (iii) using technology to reduce exposure and identify conditions that could lead to serious incidents. There were no material safety events beyond those included in standard reporting focusing on work-related incidents at Shell-operated ventures.

Personal safety performance 2003–2025


Fatalities
TRCF
50
40
30
20
10
0
5.0
4.0
3.0
2.0
1.0
0.0
a
b
2005
2010
2015
2020
2025
a — Fatalities
b ---- Total Recordable Case Frequency

Conclusions

Safety performance at Shell has improved significantly over time, with structural improvements made. In 2025, we met our scorecard targets on safety, but analysis of underlying performance shows there are still vulnerabilities that require leadership and constant vigilance at all levels.

After careful consideration of Shell's holistic safety performance in 2025 including the outcome of the formal metrics, the in-year fatalities and Shell's long-term progress on safety, the REMCO has determined that the scorecard outcome for Executive Directors should be adjusted downwards from 1.48 to 1.42. The reduction in the bonus outcome as a result of the adjustment is equal to around 8% of salary for both Executive Directors.

186 Shell Annual Report and Accounts 2025

Governance | Annual Report on Remuneration continued

The table below summarises the 2025 annual bonus scorecard measures including their weightings, targets and outcomes.

2025 annual bonus scorecard measures and weightings

Performance measures		Weighting	Unit	Threshold (score of 0 out of 2)	Target (score of 1 out of 2)	Outstanding (score of 2 out of 2)	Outcome	Score (out of 2)
Financial delivery (35%)	Cash flow from operating activities	35%	$bn	33.0	**43.0**	53.0	42.9	**0.99**
Operational excellence (35%)	Asset management excellence [A]	15%	%		**See note below**			**1.73**
	Project delivery excellence [B]	10%	%		**See note below**			**1.33**
	Customer excellence [C]	10%	Index		**See note below**			**1.90**
Shell's journey in the energy transition (15%)	LNG volumes [D]	5%	Million tonnes per annum	26.1	**27.5**	28.9	28.4	**1.64**
	Reducing operational emissions	5%	Thousand tonnes CO_2e	788	**1,050**	1,313	1,238	**1.71**
	Supporting customer decarbonisation [E]	5%	Number of EV charge points	75,000	**80,000**	85,000	83,493	**1.70**
Safety (15%)	Personal safety: fatality and permanent impairment frequency (FPI-F) [F]	7.5%	Cases per 100 million working hours	4.5	**3.6**	2.7	2.1	**2.00**
	Process safety: operational Tier 1 and 2 events	7.5%	Number of events	104	**83**	62	62	**2.00**
				Scorecard outcome				**1.48**
				Final scorecard outcome (including safety adjustment)				**1.42**

[A] Upstream controllable availability: 89.2% (Threshold 83.3%, Target 85.3%, Outstanding 87.3%); Midstream availability: 90.3% (Threshold 86.0%, Target 88.0%, Outstanding 90.0%); Chemicals and Refinery availability: 94.1% (Threshold 92.9%, Target 93.9%, Outstanding 94.9%). Performance assessment is equally weighted between Upstream, Midstream, and Chemicals and Refining.
[B] Projects delivered on schedule: 84% (Threshold 50%, Target 75%, Outstanding 100%); project delivery on budget: 99.8% (Threshold 107.5%, Target 101.5%, Outstanding 95.5%). Performance assessment is equally weighted between projects delivered on schedule and on budget.
[C] Customer Satisfaction Index: 8.5 (Threshold 7.6, Target 8.1, Outstanding 8.6); Brand Share Preference: 17.3% (Threshold 12.1%, Target 13.6–14.0%, Outstanding 15.6%). Performance assessment is equally weighted between Customer Satisfaction Index and Brand Share Preference.
[D] Equity liquefaction.
[E] An adjustment was applied to exclude 4,407 electric vehicle charge points divested effective January 2, 2026.
[F] The overall scorecard outcome was adjusted downwards from 1.48 to 1.42 in consideration of safety performance.

Accordingly, the REMCO decided the final bonus outcome should be 142% of target (71% of maximum). This results in a bonus of £2,724,625 for Wael Sawan and £1,799,850 for Sinead Gorman.

2025 bonus outcome calculation

Wael Sawan

Target bonus:
£1,535,000 (base salary) x 125% = **£1,918,750**

✖ 2025 scorecard result 1.42

= **£2,724,625** [A]

Sinead Gorman

Target bonus:
£1,014,000 (base salary) x 125% = **£1,267,500**

✖ 2025 scorecard result 1.42

= **£1,799,850** [A]

[A] Half was delivered in shares subject to a three-year holding period which extends beyond the Executive Director's tenure.

187 Shell Annual Report and Accounts 2025

2023 share award vesting In 2023, Wael Sawan and Sinead Gorman were granted conditional share awards. The table below summarises the performance conditions, weightings, targets and outcomes. 2023 share award vesting outcomes – performance measures [A] TSR over the performance period was 44.7%. The REMCO reviewed Shell's broader performance over the performance period, and also reflected on the share price at award and on vesting, noting that the share price had increased by 28%, and that appreciation accounted for 19% of the total value of the award at vesting, and was satisfied that no windfall gain had arisen. The REMCO decided that the vesting outcome was consistent with the target opportunity and intended operation of the plan under the current Policy and appropriate, and therefore no adjustment to the vesting outcome was required. Accordingly, the REMCO decided that the award should vest at 149% of target (equivalent to 75% of maximum). 2023 share award vesting outcome Governance | Annual Report on Remuneration continued 188 Shell Annual Report and Accounts 2025

Our carbon targets In 2025, we continued to make progress against our climate-related targets and ambition. At the end of 2025, we had reduced our Scope 1 and 2 operational emissions by 36%, and the NCI of our energy products by 9.0%, from our 2016 baseline. [A] Average intensity, weighted by sales volume, of the energy products we sell, on an equity boundary, net of carbon credits. Estimated total GHG emissions included in NCI reflect well-to-wheel emissions associated with energy products sold by Shell. This includes the well-to-tank emissions associated with the manufacturing of energy products by others that are sold by Shell. 2023 share award energy transition performance condition: outcome Shell's strategy is to deliver more value with less emissions, providing the oil and gas people need today, while helping to build the energy system of the future. The performance condition for Shell's journey in the energy transition is determined by the REMCO based on a holistic view of achievement of strategic intent, using performance indicators as guidance. This approach supports learning through the development of new businesses and business models and understanding of solutions Shell can profitably deliver to help achieve our strategy to deliver more value with less emissions. At the outset of Shell's energy transition journey, the strategy was intentionally designed as a learning journey – taking strategic positions, observing market and regulatory evolution and adapting based on experience. This cycle reflects that philosophy, with an emphasis on high- grading the portfolio, and focusing on competitive strengths that deliver shareholder value, with disciplined investment and execution. Shell's energy transition strategy is firmly focused on the highest-return opportunities – leading in the energy transition where we have competitive strengths, see strong customer demand, identify clear regulatory support from governments and where we can create most impact – creating more value with less emissions. For 2023 share awards, assessment of performance is based on NCI reduction against the 2016 base year and supporting strategic themes of reducing Scope 1 and 2 emissions; building a renewable power business; growing new low-carbon energy offerings; and developing emission sinks and offsets. Net carbon intensity (NCI) The target for the 2023–2025 share award cycle to reduce our NCI by 9–13% compared with the 2016 base year was met with a 9.0% reduction by the end of 2025. In making its decision, the REMCO reviewed how the target was met including the use of emission offsets, such as carbon credits, and the retirement of Renewable Energy Certificates, recognising the importance of these in the energy transition. Reducing Scope 1 and 2 emissions Shell has a target to reduce Scope 1 and 2 emissions under Shell's operational control by 50% by 2030, on a net basis (compared with the 2016 baseline). The REMCO noted the progress being made towards this target with a reduction of 36% achieved by the end of 2025. Governance | Annual Report on Remuneration continued 189 Shell Annual Report and Accounts 2025

Growing the Power business During the performance cycle, management strategically repositioned the Power business, shifting from capital-intensive renewables development to a capital-light, trading-led, asset-backed model to leverage Shell's strengths in trading, optimisation and B2B customer relationships. Shell exited a number of non-strategic and lower-return renewables positions, particularly across onshore and offshore wind and solar, including the sale of interests in SouthCoast Wind Energy LLC, Brazos Wind and Madison Fields Solar, Cleantech Renewable Assets and five US solar projects via a new joint venture with Ares. In addition, Shell withdrew from Atlantic Shores Offshore Wind and exited two floating wind projects in Scotland (MarramWind and CampionWind). These actions reduced exposure to assets under development and enabled capital to be redirected towards higher-return opportunities, supporting the goal of returns of around 10% across the Power portfolio by 2030 as referenced at CMD25. Alongside divestments, selective projects progressed into operation, including the Hollandse Kust Noord offshore wind park in the Netherlands and capacity growth through Sprng Energy in India. The business increased its focus on flexible generation and system support, including the acquisition of RISEC Holdings in the USA and the contracting of battery storage across several regions. The Power trading business continued to grow in scale and profitability, supported by targeted acquisitions of Ego, a manager of small renewables assets in Italy, and Prime, a power marketer in Brazil, investment in scalable IT platforms and tighter working capital discipline. Growing low-carbon offerings Shell continued to leverage its position as one of the world's largest energy traders and biofuels blenders, trading more than 10 billion litres of low‑carbon fuels, while investing selectively in low‑ and zero‑carbon products, such as hydrogen, and in carbon removals. Throughout the performance cycle, the focus remained on working closely with customers to identify commercially viable pathways to decarbonisation. In hydrogen, Shell maintained a measured approach as regulatory frameworks and infrastructure mature. Key milestones included continued development of Holland Hydrogen I in the Netherlands, expected to be Europe's largest green hydrogen [A] plant at 200 MW once operational, and a final investment decision on Refhyne II, a 100 MW green hydrogen project at the Rheinland refinery in Germany. Shell further expanded its biofuels platform, supplying products such as sustainable aviation fuel (SAF), renewable diesel and biogas to the aviation, road transport and marine sectors. In 2023, Shell acquired Nature Energy, one of Europe's largest biogas producers, and by 2025 operated 17 biogas plants, across Europe and the USA. During the period, Shell also became one of the world's largest traders and suppliers of SAF, accounting for close to 20% of SAF sales in North America and Europe through Shell Aviation. The decision not to restart construction of the HEFA biofuels facility in Rotterdam, while difficult, demonstrated continued discipline in capital allocation in light of market conditions. In 2025, we continued investment in the EcoOils waste oil platform acquired in 2022, with construction of Project Mentari: this plant is the latest addition to the five already in operation in Malaysia and Indonesia. EcoOils' waste oils are a valuable feedstock for HEFA plants producing SAF and a strategic control point of the biofuels value chain. Alongside biofuels and hydrogen, Shell continued to assess emerging longer‑term opportunities, including e‑fuels for aviation and shipping, advanced carbon removal technologies such as Direct Air Capture and innovative products like immersion cooling fluids to improve energy efficiency in data centres. Shell Ventures complemented this approach through minority investments that provide exposure to emerging technologies while limiting capital risk. Developing emission sinks During the performance cycle, Shell progressed several carbon capture and storage (CCS) projects. Final investment decisions were taken on Northern Lights Phase II, and operations commenced at Northern Lights Phase I. Shell also announced final investment decisions on Project Polaris, a carbon capture project at Shell Energy and Chemicals Park Scotford in Canada, alongside Project Atlas, a carbon storage hub developed in partnership with ATCO EnPower. The first phase of Atlas will provide permanent underground storage for CO2 captured by the Polaris project. Nature Based Solutions (NBS) also continued to evolve. While shortfalls in earlier years reflected regulatory and verification delays and portfolio changes, progress is expected to recover through projects such as Aider, which supports conservation of approximately 173,000 hectares of the Peruvian Amazon, and Select Carbon, a specialist in developing and aggregating carbon farming projects. The divestment of Climate Bridge in 2024 adjusted delivery expectations, with the overall strategy increasingly focused on enabling growth through third‑party capital and partnerships. Conclusion Over the 2023–2025 performance cycle, Shell made progress in its energy transition strategy, while maintaining a clear focus on capital discipline and shareholder value. The NCI target was met within the stated range, supported by portfolio actions, low‑carbon offerings and the appropriate use of offsets and certificates. Progress was also made in reducing Scope 1 and 2 emissions under operational control, advancing towards Shell's 2030 target. Across the Power business, low‑carbon products and emissions sinks, management demonstrated strategic repositioning, actively high‑grading the portfolio, exiting lower‑return activities and investing selectively in scalable, commercially viable platforms aligned to Shell's competitive strengths. In reaching its overall assessment, the REMCO noted that progress reflected disciplined decision‑making, responsiveness to market and regulatory conditions, and the retention of strategic optionality to scale as demand and frameworks evolve. The REMCO concluded that performance across the energy transition measures was aligned with shareholder interests and long‑term value creation, determining the vesting outcome for this element of the award at 120% of target. [A] The colour terminology of hydrogen, whether grey, blue or green, denotes which production methods were used to create the clean-burning, low-carbon fuel. The resulting fuel associated with each method is the same. Green hydrogen is produced through the electrolysis of water using renewable energy. Governance | Annual Report on Remuneration continued 190 Shell Annual Report and Accounts 2025

Consideration of 2025 single figure outcomes In determining the final single figure outcomes for 2025, the REMCO also considered the personal performance of the Executive Directors. Personal performance 2025 was another year of strong and decisive leadership from the Executive Directors. CMD25 set out the next steps in the execution of the Company's strategy, strengthening commitment to value creation and maintaining focus on performance, discipline and simplification. CMD25 raised the bar across our key financial targets, investing where we have competitive strengths and delivering more for our shareholders. Detailed information on Shell's performance by the end of 2025 against specific remuneration targets is set out on pages 185 (relating to 2025 annual bonus) and 188 (relating to 2023 share award vesting outcome); key achievements included: ￮ delivered strong shareholder distributions in 2025 of 52% of CFFO*, at the top end of the CMD25 commitment of 40–50% of CFFO through the cycle. TSR over the 2023–2025 share award performance period outperformed peers; ￮ delivered strong financial results with CFFO of $42.9 billion against plan target of $43 billion, Adjusted Earnings* of $18.5 billion and FCF* of $26.1 billion; ￮ maintained a resilient balance sheet in a softer macroeconomic environment; ￮ continued structural cost reductions*across the organisation, delivering $5.1 billion since 2022 against the CMD25 commitment of $5-7 billion by 2028; ￮ continued to drive capital discipline, with cash capital expenditure in 2025 below the target range for the year and creating a culture in which a focus on value creation is central; ￮ continued high-grading the portfolio: finalising the sale of our loss- making Chemicals and Products asset in Singapore, completing the sale of SPDC in Nigeria, which concluded a multi-year effort, and stopping the construction of the HEFA biofuels plant in Rotterdam; ￮ completed the Adura Energy Limited joint venture, creating the North Sea's largest independent producer and unlocking additional value through the new partnership; ￮ started up LNG Canada, a major greenfield project in an advantaged geographical location; ￮ strengthened the deep-water position in the Gulf of America, Brazil and Nigeria through a number of final investment decisions (FID) and deepening working interest in advantaged assets; ￮ delivered best-ever Adjusted Earnings in Mobility and Lubricants through execution of value over volume strategy and high-grading the portfolio; ￮ continued focus on climate performance, including progress against the target to halve Scope 1 and 2 emissions under operational control by 2030 on a net basis compared with 2016 and achieving the ambition to eliminate 100% of routine flaring from our upstream operations; and ￮ continued focus on personal and process safety performance. Wael Sawan Wael Sawan has steered Shell through a year of increased geo- political uncertainty and a softer macro, delivering on targets and positioning the organisation to be resilient into the future. Wael Sawan has demonstrated clear and decisive leadership, driving growth where we have a competitive advantage, embedding capital discipline across the portfolio, and making tough decisions to pause and address performance challenges where needed. The businesses had a strong year operationally and financially, building on strong momentum from 2024. There has been continued high-grading of the portfolio with a sharp focus on core capabilities and strengths to shape the portfolio into the future. The roll-out of "This is Shell" across the organisation complements the continued focus on competitive performance with a simple and cohesive framework that sets out Shell's purpose, vision, strategy, operating model, values and culture. The culture journey is essential to delivering competitive performance. Wael Sawan has continued to shape the broader energy conversation through engagements at events including, for example, CERAWeek, Gastech, OPEC International Seminar and Energy Asia, and through engagement with political leaders, regulators and other stakeholders. The key highlights from the CEO have been strengthening capital discipline, deepening performance culture and delivering on commitments. Sinead Gorman Working closely with the CEO, Sinead Gorman has continued to drive a disciplined, high-performance culture where we learn and adapt. The year has been characterised by strong financial results, a healthy balance sheet and effective risk management. Sinead Gorman has steered disciplined capital stewardship and effective management of Shell's financial framework, allowing Shell to meet its organisational objectives and commitments to shareholders as well as enabling future success. Her leadership of CMD25 was outstanding and strongly received by the investor community. The REMCO also considered a range of other factors in finalising its remuneration decisions for 2025, including: ￮ Shell's performance in 2025 and over the share award performance period 2023–2025, and the formulaic outcomes of the bonus and the share award; ￮ absolute and relative TSR performance over the period; ￮ the impact of fatalities on the formulaic scorecard outcome; ￮ a range of factors that take account of Shell's performance beyond the formulaic outcomes of the variable pay structures, including safety, reputation, ethics and compliance, and feedback from the Audit and Risk and Sustainability Committees; ￮ the external environment and wider stakeholder experience, including shareholders' expectations with regard to executive pay decision-making and the employee experience; ￮ the Executive Directors' remuneration compared with the variable pay outcomes for the general workforce; ￮ the alignment of the Executive Directors with the shareholder experience through their high shareholding requirements; and ￮ the Executive Directors' remuneration compared with historical outcomes. After reflecting on the above factors, the REMCO was satisfied with the single figure outcomes for the CEO and the CFO. Malus and clawback No malus or clawback provisions were invoked in respect of the Executive Directors during 2025. * Non-GAAP measure. See page 430. Governance | Annual Report on Remuneration continued 191 Shell Annual Report and Accounts 2025

2025 Performance Share Awards Scheme interests awarded to Executive Directors in 2025 (audited) On January 31, 2025, PSAs were made to the Executive Directors, as set out in the table below. In approving the awards, the REMCO considered Shell's historical share price, including the share price over the prior year, and noted that the share price at award was in line with that in 2024 and was higher than average historical levels. The REMCO determined that the risk of windfall gain was limited, and therefore no adjustment was made to the award size. Scheme interest type Type of interest awarded End of performance period Target award [A] Potential amount vesting Minimum performance (% of shares awarded) [B] Maximum performance (% of shares of the target award) PSA Performance shares December 31, 2027 Wael Sawan: 162,964 London-listed ordinary shares, equivalent to 300% × base salary or £4,364,991. Sinead Gorman: 96,871 London-listed ordinary shares, equivalent to 270% × base salary or £2,594,690. 0 Maximum number of shares vesting is 200% of the shares awarded, before dividends. [A] The awards for both Executive Directors were made based on the closing market price on the date of award, January 31, 2025, for ordinary shares of £26.79. [B] Minimum performance relates to the lowest level of achievement, for which there is no vesting. The performance conditions and weightings applying to the 2025 PSAs were: relative TSR (25% of award), relative competitive capital allocation (25%), absolute organic FCF (25%) and energy transition (25%). Relative performance conditions The relative performance conditions are based on our performance on key measures against our closest comparators. TSR measures actual value created for shareholders (i.e. change in share price plus dividends) and, as in prior years, is calculated in US dollars using a 90-day averaging period. Competitive capital allocation is defined as CFFO divided by average capital employed, and measures Shell's ability to generate competitive cash flows relative to the long-term funding of the business. Vesting under each relative performance condition is assessed independently, with the vesting outcome ranging from 0% to 200% of the target award in respect of the measure, in accordance with the following vesting schedule: ￮ ranking first equals 200% vesting; ￮ ranking second equals 150% vesting; ￮ ranking third equals 80% vesting; and ￮ ranking fourth or fifth equals 0% vesting. Outperforming Shell's closest competitors on key financial metrics is challenging. The REMCO is aware that vesting for median performance is generally set at a limit of 25% of maximum for other UK companies, but notes that this is typically applied against a larger comparator group. A vesting outcome of 80% for median performance (40% of maximum) in a small comparator group is considered appropriate by the REMCO. Absolute measures Organic free cash flow The organic FCF performance condition supports the delivery of our cash flow priorities, which are to fund growth, service and reduce debt and deliver shareholder returns. * Non-GAAP measure. See page 430. The most comparable GAAP financial measure for organic FCF is cash flow from operating activities of $42.9 billion for 2025. The performance targets for organic FCF are set by reference to Shell's annual operating plans, based on the sum of annual organic FCF targets over the three-year performance period, with each annual target reflecting updates such as a changing price premise. The REMCO believes it is more appropriate to set the target based on the aggregation of the annual operating plans rather than setting a three- year target at the outset and making adjustments at the end. The organic FCF targets are disclosed retrospectively and in aggregate, following the conclusion of the three-year period. Under the organic FCF performance condition, achievement of threshold performance will result in 40% of the target award (20% of maximum) in respect of the organic FCF vesting, increasing to full vesting for achievement of outstanding performance. A straight-line vesting schedule will apply for performance between threshold and outstanding. Energy transition For the 2025 award, the REMCO's determination of the extent to which awards will vest will be based on its holistic assessment of progress towards reducing emissions from our operations and supporting customers to reduce their emissions. The key factors in the REMCO's decision will be disclosed at the end of the performance period (unless commercially sensitive). For further details of the 2025 energy transition performance condition, see the 2024 Directors' Remuneration Report. For information on Shell's energy transition, see the Energy Transition Strategy 2024 on shell.com. Performance update on organic FCF 2024 share award At December 31, 2025, organic FCF* performance was above target, with an outcome of $37.5 billion for 2024 (target $24.0 billion) and $25.7 billion for 2025 (target $24.0 billion). As one year of organic FCF performance remains, and 75% of the award is subject to relative and energy transition performance conditions, this does not necessarily reflect the potential vesting of the award. 2025 share award At December 31, 2025, organic FCF* performance was above target, based on $25.7 billion for 2025 (target $24.0 billion). As two years of organic FCF performance remain, and 75% of the award is subject to relative and energy transition performance conditions, this does not necessarily reflect the potential vesting of the award. Governance | Annual Report on Remuneration continued 192 Shell Annual Report and Accounts 2025

Governance | Annual Report on Remuneration continued

Single figure of total remuneration for Non-executive Directors (audited)

£ thousand

	Fees		Taxable benefits [A]		Total	
	2025	2024	**2025**	2024	**2025**	2024
Dick Boer	**220**	220	**15**	9	**235**	229
Neil Carson OBE	**151**	177	**5**	9	**156**	186
Ann Godbehere	**186**	186	**44**	36	**230**	222
Jane H. Lute	**166**	166 [B]	**22**	59	**188**	225
Catherine Hughes	**192**	196 [B]	**28**	31	**220**	227
Sir Andrew Mackenzie	**850**	850 [C]	**2**	1	**852**	851
Sir Charles Roxburgh	**149**	165 [B]	**36**	116	**185**	281
Bram Schot	**150**	150	**9**	10	**159**	160
Leena Srivastava	**151**	155 [B]	**16**	15	**167**	170
Cyrus Taraporevala	**193**	168 [B]	**28**	44	**220**	211

[A] UK regulations require the inclusion of benefits where these would be taxable in the UK, on the assumption that Directors are tax residents in the UK. On this premise, the taxable benefits include the cost of a Non-executive Director's occasional business-required partner travel. Shell also pays for travel between home and the head office, where Board and Committee meetings are typically held, and related hotel and subsistence costs. For consistency, business expenses for travel between home and the head office are not reported as taxable benefits because for most Non-executive Directors this is international travel and hence would not be taxable in the UK.
[B] Fees disclosed are those in respect of 2024, of which £12,000 was paid in 2025.
[C] Fees disclosed are those in respect of 2024, of which £65,000 was paid in 2025.

Statement of Directors' shareholding and share interests (audited)

Shareholding guidelines

The REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in Shell plc.

Only unfettered shares count towards an Executive Director's shareholding. Shares delivered that are subject to holding requirements also count towards the guidelines. The CEO and the CFO have five years from their respective appointment to the Board to achieve their respective shareholding requirements.

There is a Company-sponsored nominee account for each Executive Director, which allows for restrictions to be applied on the sale or transfer of shares that are subject to holding periods. The restrictions remain in force beyond the Executive Director's employment.

See page 202 for further details of the shareholding guidelines.

Directors' share interests

The interests, in shares of the Company or calculated equivalents, of the Directors in office during 2025, including any interests of their connected persons, are set out in the table below.

Directors' share and scheme interests (audited)

	Ordinary shares held at January 1, 2025	Ordinary shares held at December 31, 2025	Unvested and subject to performance conditions [A]	Shareholding guideline as % of salary [B]	Current shareholding as % of salary [C]
Executive Directors					
Wael Sawan	266,533	378,519	550,431	700%	676%
Sinead Gorman	105,589	218,416	327,272	500%	590%
Non-executive Directors					
Dick Boer	10,000	10,000			
Neil Carson OBE	16,000	16,000			
Ann Godbehere	10,000 [D]	10,000 [D]			
Jane H. Lute	7,332 [D]	7,332 [D]			
Catherine Hughes	55,984 [E]	55,984 [E]			
Sir Andrew Mackenzie	37,175	37,175			
Sir Charles Roxburgh	5,000	5,000			
Bram Schot	–	–			
Leena Srivastava	–	–			
Cyrus Taraporevala	10,866 [D] [F]	10,000 [D]			

[A] Includes unvested share awards and notional dividend shares accrued at December 31, 2025. Interests are shown on the basis of the original awards, which can vest at between 0% and 200% based on performance. Dividend shares accumulate each year on an assumed notional award. Such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded but, when an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date.
[B] As at December 31, 2025. Increased guidelines are applicable from the date of the 2026 AGM, subject to shareholder approval of the revised Remuneration Policy.
[C] Calculated using the £27.40 per share closing price on December 31, 2025, the last market day of 2025.
[D] Held in American Depositary Shares (ADS). Each ADS represents two ordinary shares.
[E] Held as 50,984 ordinary shares and 2,500 ADS.
[F] Revised from 10,000 (as at December 31, 2024, in the 2024 Directors' Remuneration Report).

193 Shell Annual Report and Accounts 2025

Governance | Annual Report on Remuneration continued

At December 31, 2025, the Directors and Senior Management (pages 143-148 and 149-150) of the Company beneficially owned, individually and in aggregate (including shares under option), less than 1% of Company shares. These shareholdings are not considered sufficient to affect the independence of the Directors.

The changes to Directors' shareholdings as at March 4, 2026, are as follows:
- Wael Sawan's share interest increased by 180,577 ordinary shares after the delivery of the 2025 annual bonus shares and the vesting of the 2023 share award; and
- Sinead Gorman's share interest increased by 108,959 ordinary shares after the delivery of the 2025 annual bonus shares and the vesting of the 2023 share award.

Effective as of January 1, 2026, Holly Keller Koeppel and Clare Scherrer have been appointed as Non-executive Directors. As at March 4, 2026, Holly Keller Koeppel does not hold any ordinary shares or ADS, and Clare Scherrer holds 5,000 ADS.

Dilution

In any 10-year period, no more than 5% of the issued ordinary share capital of the Company may be issued or issuable under executive (discretionary) share plans adopted by the Company, or 10% when aggregated with awards under any other employee share plan operated by the Company. To date, no shareholder dilution has resulted from these plans, although it is permitted under the rules of the plans, subject to these limits.

Payments for loss of office (audited)

There were no payments for loss of office to Executive Directors in 2025.

Payments to past Directors (audited)

In respect of 2025, former CEO Ben van Beurden received taxable benefits of £7,443 in relation to tax support services. Former CFO Jessica Uhl received taxable benefits of £14,373, the majority of which related to tax gross-up costs.

Payments below £5,000 are not reported as they are considered de minimis.

TSR performance and CEO pay

Performance graph

The graph below compares the TSR performance of Shell plc over the past 10 financial years with that of the FTSE 100 index. The Board regards this index as the most appropriate broad market equity index for comparison.

CEO pay outcomes

The table below the graphs sets out (i) the single figure of total remuneration, (ii) the annual bonus outcome and (iii) the share award vesting outcome for the CEO for the past 10 years.

Historical TSR performance

Value of hypothetical £100 holding


£300
£250
£200
£150
£100
£50
£0
a — Shell plc [A]
b ···· FTSE 100
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
a
b

Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
CEO	Ben van Beurden							Wael Sawan		
Single figure of total remuneration (£ thousand) [B]	7,046	7,811	17,817	8,746	5,197	6,344	9,698	7,940	8,615	13,756
Annual bonus (% of maximum opportunity)	66%	81%	79%	21%	–	64%	73%	78%	81%	71%
Share award vesting (% of maximum opportunity)	42%	35%	95%	74%	45%	25%	41%	47%	68%	75%

[A] Data shown are for the performance of RDS B shares prior to the assimilation of Shell's shares into a single line of ordinary shares on January 29, 2022.
[B] Prior to 2022, the CEO's remuneration was denominated in EUR. Each year's single figure of total remuneration has been converted to GBP using the 12-month average exchange rates for the year.

194 Shell Annual Report and Accounts 2025

Governance | Annual Report on Remuneration continued

Percentage change in remuneration of the Directors and employees

The table below compares the remuneration of the Executive and Non-executive Directors of Shell plc with an employee comparator group consisting of local employees in the UK, the USA and the Netherlands. The local employee population of these countries is considered a suitable employee comparator group because: these are countries with a significant Shell employee base, a large proportion of senior managers come from these countries, and the REMCO considers remuneration levels in these countries when setting base salaries for Executive Directors. For the purposes of comparison, the change in employee remuneration is calculated by reference to the change in salary scale, benefits and annual bonus for a notional employee in each of the base countries, not by reference to the actual change in pay for a group of employees.

Taxable benefits are those that align with the definition of taxable benefits applying in the respective country. In line with the "Single figure of total remuneration for Executive Directors" table on page 185, the annual bonus is included in the year in which it was earned (rather than paid).

Percentage change in remuneration of Directors and employees [A]

	Salary/fees (% change)					Benefits (% change)					Annual bonus (% change)				
	2024-25	2023-24	2022-23	2021-22	2020-21	2024-25	2023-24	2022-23	2021-22	2020-21	2024-25	2023-24	2022-23	2021-22	2020-21
Employees [B]	3.7%	3.7%	5.7%	2.4%	0.6%	13.8%	13.7%	(10.2%)	(8.4%)	–	(8.4%)	7.5%	14.3%	(0.4%)	–
Executive Directors															
Wael Sawan	5.5%	3.9%	–	–	–	72.5%	(88.2%)	–	–	–	(6.9%)	7.9%	–	–	–
Sinead Gorman [C]	5.5%	3.9%	37.0%	–	–	7.4%	(83.5%)	(39.7%)	–	–	(6.7%)	12.2%	45.8%	–	–
Non-executive Directors [D]															
Dick Boer	–	14.7%	25.4%	6.3%	70.4%	77.9%	(58.0%)	389.8%	–	–					
Neil Carson OBE	(14.6%)	3.5%	–	3.6%	4.3%	(40.2%)	(19.4%)	593.0%	–	–					
Ann Godbehere	–	1.1%	–	0.8%	2.9%	21.1%	(46.8%)	829.4%	1,286.7%	–					
Jane H. Lute	–	1.1%	6.7%	80.4%	–	(62.1%)	67.0%	155.0%	1,893.8%	–					
Catherine Hughes	(2.0%)	3.0%	4.6%	14.1%	2.8%	(9.5%)	(37.3%)	435.0%	868.8%	–					
Sir Andrew Mackenzie	–	8.3%	–	57.0%	1,473.0%	65.1%	(30.2%)	(57.5%)	(69.3%)	–					
Sir Charles Roxburgh	(9.7%)	31.2%	–	–	–	(68.8%)	5,453.1%	–	–	–					
Bram Schot	–	–	4.1%	10.1%	300.0%	(16.5%)	(32.4%)	702.6%	–	–					
Leena Srivastava	(2.6%)	29.0%	–	–	–	2.4%	–	–	–	–					
Cyrus Taraporevala	14.9%	25.1%	–	–	–	(36.7%)	3,139.1%	–	–	–					

[A] Where the value for the preceding year was zero or the individual was not in post and therefore no comparison data are available, "–" is recorded.
[B] Relates to change in pay for local employees in the UK, the USA and the Netherlands.
[C] Sinead Gorman was appointed as CFO effective April 1, 2022. The changes in remuneration shown for 2022-2023 are based on the period April 1, 2022, to December 31, 2022, for 2022, and a full year for 2023.
[D] Non-executive Directors do not receive any short-term incentives. The increases shown reflect the individual's appointment to the Board part-way through the prior year, or additional fees payable for joining Board committees.

Relative importance of spend on pay

The table below sets out distributions to shareholders by way of dividends and share buybacks, and remuneration paid to or receivable by employees for the last five years, together with annual percentage changes.

	Dividends and share buybacks [A]		Spend on pay (all employees) [B]	
Year	$ billion	Annual change	$ billion	Annual change
2025	22.4	(1)%	14.1	(3)%
2024	22.6	(2)%	14.6	–%

[A] Dividends paid and repurchases of shares as reported in the "Consolidated Statement of Changes in Equity".
[B] Employee costs, excluding redundancy costs, as reported in Note 33 to the "Consolidated Financial Statements". From 2025, remuneration and social security contributions include expatriate-related costs allocated to host entities. Prior period comparatives have been revised to conform with the current year change.

Spend on pay can be compared with the major costs associated with generating income by referring to the "Consolidated Statement of Income". Over the last five years, the average spend on pay was around 5% of the major costs of generating income. These costs are considered to be the sum of: purchases; production and manufacturing expenses; selling, distribution and administrative expenses; research and development; exploration; and depreciation, depletion and amortisation.

External appointments

Neither Wael Sawan nor Sinead Gorman held any external Non-executive Director positions during 2025.

Statement of voting at AGMs

Shell's 2025 AGM was held on May 20, 2025. The result of the poll in respect of the 2024 Annual Report on Remuneration was as follows:

Approval of 2024 Annual Report on Remuneration

Votes	Number	Percentage
For	3,727,092,752	97.44%
Against	97,810,597	2.56%
Total cast	3,824,903,349 [A]	100.00%
Withheld [B]	19,987,286	

[A] Representing 64.13% of issued share capital.
[B] A vote withheld is not a vote under UK law and is not counted in the calculation of the proportion of the votes for and against a resolution.

195 Shell Annual Report and Accounts 2025

Governance | Annual Report on Remuneration continued

The 2023 Directors' Remuneration Policy was approved at the 2023 AGM. The result of the poll was as follows:

Approval of 2023 Directors' Remuneration Policy

Votes	Number	Percentage
For	3,931,530,222	94.60%
Against	224,454,202	5.40%
Total cast	4,155,984,424 [A]	100.00%
Withheld [B]	29,173,157	

[A] Representing 60.97% of issued share capital.
[B] A vote withheld is not a vote under UK law and is not counted in the calculation of the proportion of the votes for and against a resolution.

CEO pay ratio

	Option [A]	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2025	A	129:1	91:1	56:1
Total pay and benefits:		£106,835	£151,893	£245,920
Salary:		£76,056	£94,442	£117,885
2024	A	83:1	61:1	40:1
Total pay and benefits:		£103,390	£141,334	£216,048
Salary:		£54,327	£88,049	£104,877
2023	A	80:1	58:1	39:1
Total pay and benefits:		£99,599	£136,066	£205,115
Salary:		£70,000	£76,444	£102,634
2022	A	134:1	80:1	50:1
Total pay and benefits:		£72,632	£121,847	£192,995
Salary:		£45,904	£56,302	£96,790
2021	A	97:1	57:1	37:1
Total pay and benefits:		£65,123	£111,912	£170,289
Salary:		£43,550	£68,238	£101,000
2020	A	93:1	57:1	38:1
Total pay and benefits:		£55,584	£90,972	£136,007
Salary:		£49,117	£75,365	£118,291
2019	A	147:1	87:1	54:1
Total pay and benefits:		£59,419	£100,755	£161,717
Salary:		£40,417	£56,721	£79,991
2018	A	202:1	143:1	92:1
Total pay and benefits:		£88,112	£124,459	£193,027
Salary:		£53,528	£80,407	£96,074

[A] Shell has chosen to use option A (as defined in UK reporting regulations) to calculate the CEO pay ratio in accordance with guidance from the UK government that this is the preferred approach and the most statistically accurate method for identifying the ratios. Under option A, a comparable single figure for all UK employees has been calculated in order to identify the employees whose pay and benefits are at the 25th, 50th (median) and 75th percentiles for comparison with the CEO. Employee pay has been calculated based on the total pay and benefits paid in respect of the year for all employees who were employed on the last day of the year. For part-time workers and joiners in the year, pay and benefits have been annualised based on the proportion of their working time in the UK during the year. This is calculated with an approach consistent with the methodology for determining annual bonuses. The REMCO believes that this provides a fair and reasonable calculation of the pay ratios for Shell employees in the UK.

The ratio of the CEO's pay to the median UK employee is 91. The ratio at median for 2025 is higher than for 2024, reflecting that the 2025 CEO single figure includes the vesting of Wael Sawan's first CEO share award. The REMCO believes the CEO pay ratio for 2025 is consistent with Shell's philosophy of pay for performance.

Directors' employment arrangements and letters of appointment

Executive Directors have service contracts and are employed for an indefinite period. Non-executive Directors, including the Chair, have letters of appointment. Details of Executive Directors' employment arrangements can be found in the Policy on page 205.

Further details of Non-executive Directors' terms of appointment can be found in the "Other regulatory and statutory information" on page 214 and the "Governance framework" report on page 151.

Compensation of Directors and Senior Management

During the year ended December 31, 2025, Shell paid and/or accrued compensation totalling $59 million (2024: $46 million) to Directors and Senior Management for services in all capacities while serving as a Director or member of Senior Management, including $2 million (2024: $2 million) accrued to provide pension, retirement and similar benefits. The amounts stated are those recognised in Shell's income attributable to Shell plc shareholders. See Note 34 to the "Consolidated Financial Statements". Personal loans or guarantees were not provided to Directors or Senior Management.

Workforce engagement on remuneration matters

Workforce engagement

Our employees are fundamental to our success. Fostering a collaborative culture and reinforcing a learner mindset is central to delivering our strategy. The Board's view is that all Directors have a collective responsibility for workforce engagement, ensuring that employees' voices are heard on all business matters, including pay, and that the Company communicates effectively to employees on our remuneration policies and practices.

The Board and management regularly engage with the workforce through a range of formal and informal channels. These include webcasts and all-employee messages from our CEO and other senior leaders; town halls and team meetings; virtual coffee connects; interviews with senior management; internal social platforms; and focused engagements. During interactive sessions, employees have the opportunity to ask about any topic, including pay. The Board's preference is to build on existing, long-standing channels of engagement for discussions around remuneration. During the year, management engaged with the workforce on what the 2025 performance metrics meant for each of us, giving employees the opportunity to ask any questions on this topic. We also conduct annual employee surveys; further information is on page 116.

Wider employee context

The REMCO receives annual updates on workforce remuneration topics, including employees' views on pay matters; CEO pay ratio; workforce reward philosophy and principles; alignment of Shell values and behaviours with remuneration practices; and general employee salary planning and variable pay outcomes. The REMCO is also periodically updated on wider employee matters, such as the UK gender and ethnicity pay gap analyses. In this way, the REMCO is able to satisfy itself that reward across Shell is aligned to our strategy, culture and long-term sustainable success.

Shell adheres to its fair pay principles in all remuneration-related matters. Pay in Shell is market-competitive, free from bias and provides security to our employees. Shell sets clear performance expectations, gives employees the opportunity to share in Shell's success through variable pay schemes and is transparent and clear in its communication of remuneration. For more information, visit the "Careers" section of shell.com.

196 Shell Annual Report and Accounts 2025

Governance | Annual Report on Remuneration continued

How executive remuneration aligns with wider Company pay policy

Executive remuneration structures in Shell are strongly aligned with the structures for the broader workforce, as set out in the table below.

Element	Comparison of Executive Director and wider workforce arrangements
Salary	The Executive Directors' salaries are reviewed with reference to the factors set out in the Policy, against defined comparator groups. The market-competitiveness of wider workforce salaries is assessed at a base country level.
Pension and benefits	The Executive Directors' pension benefits are aligned with those offered to employees who joined Shell from 2013 onwards in the UK. Shell does not operate separate executive pension arrangements. All Group employees participate in the relevant pension plan for their base country based on their date of joining. The Executive Directors are eligible to receive the same benefits available to the broader workforce.
Annual bonus	The Group scorecard applicable to Group employees is identical to that applicable to Executive Directors in terms of performance measures, weightings and targets. For the wider workforce, an additional multiplier applies based on individual performance during the year. No individual multiplier applies to Executive Directors, and further, up to 50% of the bonus is paid in shares, and the bonus is subject to malus and clawback provisions.
Long-term incentives	In 2026, Executive Directors and around 100 senior executives received PSAs on the same terms. Executive Directors' awards are subject to a three-year holding period. Around 9,000 employees received PSAs and/or Restricted Share Awards, with the split based on seniority. Further information is on page 117.
Shareholding guidelines	The Executive Directors have the highest shareholding guidelines in the Company. These guidelines continue post termination for a period of two years. Shareholding guidelines extend into the organisation to senior manager level. Employees are required to achieve their individual guideline within a specified timeframe, as is the case for Executive Directors.

Statement of planned implementation of proposed Policy in 2026

A summary of how the proposed Policy will be applied to Directors' remuneration for 2026 is set out below.

Executive Directors

Peer group

The pay benchmarking peer group will comprise major global companies in systemically important sectors going through multi-product, multi-decadal transition. The REMCO retains the right to alter the peer group as it sees fit to ensure it remains an appropriate and relevant benchmark.

The REMCO uses benchmark data from these companies only as a guide to the competitiveness of the remuneration packages. The REMCO does not seek to position remuneration at any defined point against the peer data.

Global peer group

AstraZeneca	ExxonMobil	Pfizer
BMW	GE Aerospace	Roche
Boeing	IBM	Siemens
bp	Intel	Stellantis
Chevron	Mercedes-Benz	TotalEnergies
Cisco Systems	Novartis	Volkswagen

Salaries

Effective January 1, 2026, Wael Sawan and Sinead Gorman received a salary increase of 4.0%, and their salaries for 2026 are £1,596,000 and £1,055,000, respectively.

In reviewing the Executive Directors' salaries, the REMCO carefully considered the external environment, and the increases provided to the Shell workforce in the key markets of the UK (4.1%), the USA (3.0%) and the Netherlands (3.0%). The Executive Directors' increases for 2026 were positioned just below other UK employees. The REMCO also took note of the proposed PSA quantum changes, and recognised the multiplier effect on total remuneration.

Annual bonus

There will be no change to the overall annual bonus scorecard architecture, structure or weightings for 2026. Given the evolution of the business, and the shift in focus to value over volume, the supporting customer decarbonisation metric will move from assessing the number of electric vehicle charge points to electric vehicle gross margin growth.

Some shareholders have commented on the use of LNG in the energy transition performance measure in the bonus. The REMCO reviewed this matter during the year. LNG has a critical role to play in Shell's energy transition strategy by producing less carbon emissions than coal when used to generate electricity, helping to maintain grid stability as the share of renewable energy grows, increasingly powering transport and shipping, and providing energy security in the coming decades. Therefore, the REMCO believes it is important that LNG is appropriately captured in the scorecard.

197 Shell Annual Report and Accounts 2025

2026 annual bonus measures, weightings and link to strategy [A] Equity liquefaction. Scorecard targets will be disclosed retrospectively when they are no longer deemed to be commercially sensitive. Any bonus is paid in a mix of cash and net-of-tax shares, which are subject to a three-year holding period (which remains in force post tenure), with the proportions based on the individual's shareholding against their guideline level. Performance Share Awards As outlined in the REMCO Chair's letter, subject to shareholder approval of the proposed Policy, the 2026 PSAs will have a total face value of 450% and 300% of salary for the CEO and CFO, respectively, excluding potential share price appreciation and dividends. The 2026 PSAs to Executive Directors are based on salaries as at December 31 of the prior year, consistent with the rest of the organisation. The REMCO reviewed the award levels in the context of share price movement over the year prior to award and determined that the risk of windfall gain was limited, and therefore no adjustment was made. Performance is measured over the three-year period January 1, 2026, to December 31, 2028. The performance measures, weightings and link to strategy for the 2026 award are set out on this page. For the intrinsic value creation performance condition, the performance target range will be 9% p.a. to 12% p.a. with a target of 10% p.a. 2026 PSA performance conditions, weightings and link to strategy Any vested shares are subject to a three-year holding period, which remains in force post tenure. Performance framework for the 2026 PSA Shell's journey in the energy transition performance condition The REMCO's determination of the vesting outcome will be based on its holistic assessment of progress towards reducing emissions from our operations and supporting our customers to reduce their emissions. This will be based on our climate-related targets for our own operations as follows: ￮ halving Scope 1 and 2 emissions by 2030 under operational control on a net basis (2016 baseline); and ￮ maintaining methane emissions intensity below 0.2% and achieving near-zero methane emissions intensity by 2030. Governance | Annual Report on Remuneration continued 198 Shell Annual Report and Accounts 2025

Governance | Annual Report on Remuneration continued

The REMCO will also take account of progress in developments that support the energy transition to 2030 and beyond, such as the development of our Power business (including renewables), lower carbon intensity LNG production using, for example CCS and renewable power, and low-carbon solutions such as biofuels, electric vehicle charging, hydrogen and CCS.

The REMCO will take into account progress towards achieving a 15–20% reduction in NCI by 2030 (2016 baseline), a 15–20% reduction in customer emissions from the use of our oil products by 2030 (2021 baseline) [A], as well as Shell's wider performance in accelerating the energy transition, e.g. demonstrating leadership and advocacy in standard setting, alongside any other factors that the REMCO considers relevant.

[A] This ambition was set in March 2024. Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes CO_2e in 2023 and 569 million tonnes CO_2e in 2021.

The REMCO will provide a full disclosure of all material factors, both quantitative and qualitative, that it took into account in reaching the vesting decision.

Malus and clawback

The annual bonus is subject to malus provisions before it is delivered, and to clawback thereafter for a period of three years. The PSA is subject to malus provisions before vesting, and to clawback provisions thereafter for a period of three years. Shell's chosen malus and clawback periods align with the performance and holding periods, respectively, for simplicity. A description of the circumstances under which malus and clawback might be applied to a variable pay award is set out in the Policy.

Pension and other benefits

There are no changes to pension and other benefits for 2026.

Non-executive Directors' fees

2026 Non-executive Directors' fees

	£	Other fees
Chair of the Board [A]	950,000	Non-executive Directors receive an additional fee of £10,000 for any Board meeting involving intercontinental travel.
Non-executive Director [B]	135,000	
Senior Independent Director	49,000	
Audit and Risk Committee		
Chair [C]	65,000	
Member	25,000	
Sustainability Committee		
Chair [C]	22,000	
Member	11,000	
Nomination and Succession Committee		
Chair [C]	22,000	
Member	11,000	
Remuneration Committee		
Chair [C]	42,000	
Member	15,000	

[A] The Chair of the Board does not receive any additional fee for chairing the Nomination and Succession Committee or the Sustainability Committee (effective from the 2026 AGM), or attending any other Board Committee meeting.
[B] There are additional fees for the Senior Independent Director, a Board Committee chair or a Board Committee member, and for Board meetings involving intercontinental travel.
[C] The Chair of a Committee does not receive an additional fee for membership of that Committee.

The REMCO reviews the Chair's fee, and the Board reviews Non-executive Directors' fees periodically to ensure that they are aligned with those of other major listed companies. During these reviews, fees in the top 30 companies within the FTSE 100 index and relevant listed peer companies are considered. For 2026, there are increases to the Chair's fee (from £850,000), the NED base fee (from £120,000), the Audit and Risk Committee Chair fee (from £55,000), and the intercontinental travel fee (from £4,000 per meeting). The annualised increase to the Chair's fee over the past five years has been around 4%. There is a reduction to the fees for the Sustainability Committee Chair and members (from £31,000 and £15,000, respectively). These fee changes take into account market fee levels and Committee responsibilities. All other fees remain unchanged.

199 Shell Annual Report and Accounts 2025

Governance

Directors' Remuneration Policy

The Directors' Remuneration Policy sets out:

- a summary of proposed changes to the Directors' Remuneration Policy, page 200;
- Executive Directors' Remuneration Policy, page 201; and
- Non-executive Directors' Remuneration Policy, page 206.

This section describes the Directors' Remuneration Policy (the Policy), which, subject to shareholder approval at the 2026 Annual General Meeting (AGM), will come into effect at the conclusion of the AGM on May 19, 2026, and will be effective until the 2029 AGM, unless a revised Policy is proposed by the Company and approved by shareholders in the meantime.

The principles underpinning the REMCO's approach to executive remuneration are the foundation for everything we do and are:
- Strategic alignment: Executive Directors' pay should promote Shell's long-term, sustainable success, and be tied to stretching targets that reflect Shell's ambitious strategic goals.
- Pay for performance: the majority of the Executive Directors' compensation (excluding benefits and pensions) should be variable and linked to performance.
- Competitiveness: pay levels should be benchmarked internally, and externally against comparable companies in globally systemically important sectors going through multi-decadal transition.
- Shareholder alignment: Executive Directors should hold Shell shares to align their interests with those of shareholders.
- Consistency: the remuneration structure for Executive Directors should generally be consistent with that for Shell's Senior Management, to foster a unified culture and a common approach to sharing in success.
- Risk assessment: pay decisions must reflect Shell's General Business Principles and Code of Conduct and be risk-assessed to safeguard shareholders' long-term interests and avoid inappropriate actions.

The Executive Directors' remuneration structure is made up of a fixed element of base pay and two variable elements: the annual bonus and the Performance Share Award (PSA). Variable pay outcomes are conditional on the achievement of annual financial and non-financial targets in the short term, and the delivery of strategic goals and financial and share price outperformance over the longer term.

The award of shares under the bonus and PSA, along with significant shareholding requirements, is intended to ensure executives have a sizeable shareholding in the Company and supports shareholder alignment.

During the past two years, the REMCO reviewed the Policy to ensure that it continued to support Shell's strategy. The Board has outlined a vision to unlock the Company's potential for shareholders by redefining performance, repositioning the portfolio and resetting culture. We will drive performance by unlocking additional value from capital and cost discipline. Our portfolio must transform to secure growth in areas of competitive advantage, while navigating significant uncertainty around the pace and shape of the energy transition. Building resilience, optionality and longevity for the decades to come is essential, alongside continuing to reset aspects of the organisation into a strong performance culture across Shell. Transforming this Company is a leadership ask of the highest order. The REMCO has carefully considered the nature of the leadership required to lead Shell for the performance opportunity ahead through multi-decadal, multi-vector societal transition in a systemically important sector, and reflected this in the changes it is making for 2026.

For each area of the Policy, the REMCO also reviewed market practice, the corporate governance environment, feedback from shareholders and consistency of philosophy and approach with the rest of the Company. The REMCO additionally spent time updating the selection and calibration of performance metrics in variable pay schemes. Any potential conflict of interest arising with respect to the Executive Directors was mitigated by the independence of the REMCO members and the REMCO Terms of Reference. The REMCO also considered the provisions of the UK Corporate Governance Code and relevant best practice guidelines when reviewing the Policy.

A comparison of the key elements of the 2026 and 2023 Policies is set out below.

Remuneration element	Key changes from 2023 Policy	Rationale for the change
Executive Directors		
Annual bonus paid in shares	◦ Proportion of annual bonus to be delivered in net-of-tax shares reduced from 50% to 25% of bonus for individuals who have met their shareholding requirements.	◦ Aligns with evolving investor guidance and market practice in the FTSE. ◦ Balances greater financial flexibility for individuals who have built up significant holdings, with continued shareholder alignment and increased shareholding requirements.
Performance Share Award	◦ CEO target award increased from 300% to 450% of salary. ◦ CFO target award increased from 270% to 300% of salary. ◦ Maximum remains 200% of target, plus dividends.	◦ Desire to pay appropriately in the context of the new global peers, given the leadership task and the performance opportunity ahead.
Shareholding requirements	◦ CEO requirement increased from 700% to 900% of salary. ◦ CFO requirement increased from 500% to 550% of salary.	◦ Strengthens shareholder alignment.

200 Shell Annual Report and Accounts 2025

Governance | Directors' Remuneration Policy continued

Executive Directors' Remuneration Policy table

Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
Base salary		
Provides a fixed level of pay to attract and retain Executive Directors.	£2,000,000	Reviewed annually with adjustments typically effective from January 1. In making salary determinations, the REMCO will consider: ◦ the market positioning of the compensation packages; ◦ comparison with Senior Management salaries; ◦ the employee context; ◦ the experience, skills and performance of the Executive Director, or any change in the scope and responsibility of their role; ◦ general economic conditions, Shell's financial performance and governance trends; and ◦ the impact of salary increases on pension benefits and other elements of the package.
Benefits		
Provides benefits, typically in line with those applicable to the wider workforce, in order to attract and retain Executive Directors.	Determined by the nature of the benefit itself and costs of provision, and may depend on external factors, such as insurance costs.	Typical benefits include car allowances, home-to-office transport, risk benefits (e.g. ill health, disability or death-in-service), security provision and employer contributions to insurance plans (such as medical and Directors' liability insurance). In the event an international relocation is required either prior to appointment or while appointed, Shell's mobility policies may apply and the REMCO may offer appropriate provisions in respect of items including, but not limited to, relocation, assistance with visa/immigration/tax issues and tax return support. It may also provide housing and education assistance for a specified period of time, expected to be no more than two years. Tax equalisation related to expatriate employment prior to Board appointment, or in other limited circumstances to offset double taxation, may also be provided. Precise benefits will depend on the Executive Director's specific circumstances and may include any tax liabilities relating to business-related benefits such as in the case of security or relocation provisions. The REMCO may adjust the range and scope of the benefits offered in the context of developments for other employees in the country where the Executive Director is based. Personal loans or guarantees are not provided to Executive Directors.
Pension		
Provides a competitive defined contribution pension provision applicable to the wider workforce in the UK to attract and retain Executive Directors.	Determined by the rules of the defined contribution UK pension arrangements.	Executive Directors' retirement benefits are maintained in line with those of the wider Shell workforce in the UK. Only base salary is pensionable, unless plan regulations specify otherwise and cannot legally be disapplied. The rules of the relevant plan detail the pension benefits which members can receive. The REMCO retains the right to amend the form of any Executive Director's pension arrangements where appropriate, for example in response to changes in legislation to ensure the original objective of this element of remuneration is preserved. New Executive Directors based in the UK, whether internal appointees or external hires, will be provided with the defined contribution arrangement, applicable to the wider Shell workforce in the UK, which currently includes the flexibility to take this as a pension cash alternative.
Annual bonus		
Rewards the delivery of short-term targets. Aligns the interests of Executive Directors and shareholders, and supports retention, through long-term holding in shares.	Target bonus: 125% of base salary. Maximum bonus: 200% of target.	◦ The bonus is determined by reference to performance from January 1 to December 31 each year. ◦ Annual bonus = base salary × target bonus % × scorecard result (0–2). ◦ The scorecard is reviewed each year, taking account of Shell's operational and strategic priorities. ◦ Scorecard targets are disclosed on a retrospective basis in a subsequent Annual Report on Remuneration, when they are no longer deemed commercially sensitive. ◦ To reinforce alignment with shareholder interests, a proportion of any bonus earned is delivered in net-of-tax shares and the remainder is delivered in cash. For individuals who have met their shareholding guidelines, 25% of any bonus is delivered in net-of-tax shares, and for others, the proportion is 50%. The shares are subject to a three-year holding period from the end of the performance period the award relates to, which applies beyond an Executive Director's tenure. The REMCO retains discretion to waive any part of this holding period in exceptional circumstances (primarily death). ◦ The bonus is subject to malus provisions before it is delivered, and to clawback thereafter for a period of three years from the end of the performance period.

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Governance | Directors' Remuneration Policy continued

Executive Directors' Remuneration Policy table continued

Purpose and link to strategy	Maximum opportunity	Operation and performance management
Performance Share Award (PSA)		
Rewards performance linked to Shell's strategy. Aligns the interests of Executive Directors and shareholders, and supports retention through long-term holding in shares.	Target award: 450% of base salary. Awards may vest at up to 200% of the shares originally awarded, plus dividends.	◦ Award levels are determined in respect of any financial year by the REMCO within the Policy maximum. ◦ Awards may vest at between 0% and 200% of the initial award, depending on Shell's performance, assessed over a three-year performance period, on an absolute basis and/or on a relative basis against an appropriate comparator group. ◦ Performance measures and weightings are reviewed and set by the REMCO at the beginning of each performance period, taking account of Shell's strategic priorities. ◦ Notional dividends accrue over the vesting period in respect of awards that vest. ◦ To reinforce alignment with shareholder interests, net-of-tax shares delivered from vested awards are subject to a three-year holding period from the end of the performance period the award relates to, which applies beyond an Executive Director's tenure. The REMCO retains discretion to waive any part of this holding period in exceptional circumstances (primarily death). ◦ The award is subject to malus provisions before vesting, and to clawback provisions thereafter for a period of three years from the end of the performance period.
Discretion, malus and clawback		
Enables the management of risks from behaviour-based incentive schemes and the REMCO to manage the range of pay outcomes.	Adjustment events exist for the purposes of applying malus and clawback. The REMCO retains discretion to adjust pay outcomes.	◦ The REMCO retains the discretion to adjust mathematical outcomes of the annual bonus scorecard and/or share vesting for any Executive Director if and to the extent that it considers this appropriate at its sole discretion. ◦ The REMCO may adjust pay outcomes for the purposes of managing quantum. This would be done at the REMCO's discretion after considering single figure outcome for the year, taking into account Shell's performance, the operation of the remuneration structures and any other relevant considerations. ◦ In exceptional circumstances, the REMCO may determine that the vesting of an annual bonus or a share award should be suspended pending the outcome of an investigation. The suspension may be for such a period as the REMCO considers sufficient to permit the investigation to be concluded. ◦ The use of any discretion will be disclosed and explained.
Shareholding requirements		
Aligns interests of Executive Directors with those of shareholders by creating a connection between individual wealth and Shell's long-term performance.	Shareholding requirements (% of base salary): ◦ CEO: 900%. ◦ CFO: 550%.	◦ Executive Directors are expected to build up their shareholding to the required level over a period of five years from appointment and, once reached, to maintain this level for the full period of their appointment. The intention is for the shareholding guideline to be reached through retention of vested shares from share plans. The REMCO will monitor individual progress and retains the ability to adjust the guideline in special circumstances on an individual basis. ◦ In the event of an increase to the guideline, this timeframe is increased by one year for every additional multiple of salary required, subject to a maximum of five years from the date of the change. ◦ The Executive Director will be required to maintain their shareholding requirement (or existing shareholding if lower) for a period of two years from the date they cease to be an employee. Post-termination holding is enforced through the arrangements put in place with the employee on termination. ◦ In the event that another Executive Director joins the Board, the REMCO will determine their shareholding requirement level, which will not be less than 200% of salary, in line with corporate governance best practice. ◦ Vested shares from incentive plans (including bonus and PSA shares subject to a holding period) count towards the requirement.

Notes to the Policy table

Executive Directors outside of the UK

In respect of salary, benefits and pension, in the event that an Executive Director is based outside of the UK, the REMCO reserves the right to determine the individual's remuneration arrangements in line with their base or host country, within the spirit of the Policy.

Payments from previously agreed remuneration arrangements

The REMCO reserves the right to make any remuneration payments where the terms of the payment were agreed: (i) before the Policy came into effect or (ii) at a time when the relevant individual was not an Executive Director of the Company and, in the opinion of the REMCO, the payment was not in consideration for the individual becoming an Executive Director of the Company. The REMCO also reserves the right to honour pre-existing contractual obligations in accordance with the terms of the relevant service contract and remuneration plan. Details of any such payments will be set out in the Annual Report on Remuneration as they arise.

Selection of performance measures

The REMCO believes it is important for variable pay to remain balanced, with short-term operational components complementing the PSA's focus on longer-term financial and strategic outcomes:

- The annual bonus measures are designed to drive focus on the financial and operational performance critical to our success in delivering our strategy.
- The PSA performance conditions are designed to support our strategic ambitions, creating value for our shareholders. For the PSA relative measures, the peer group currently comprises four of the most comparable companies in our industry, being bp, Chevron, ExxonMobil and TotalEnergies. For such measures, 200% of target vests for first position, 150% for second, 80% for third and 0% for fourth and fifth. Outperforming Shell's closest competitors on key financial metrics is challenging. A vesting outcome of 80% of target (40% of maximum) for median performance in a small peer group is considered appropriate by the REMCO. The REMCO is aware that vesting for median is generally set at a limit of 25% of maximum for other UK companies. However, this is typically applied against a larger peer group.

Performance targets are set by the REMCO taking into account appropriate reference points. The same annual bonus measures typically apply to the majority of Group employees, and the same PSA performance conditions typically apply to other participants, supporting consistency of remuneration and alignment of objectives across employees and Senior Management. The REMCO retains the flexibility to adjust performance measures, weightings and targets on a year-by-year basis, within the terms of the Policy.

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Discretion

There are a number of specific areas in which the REMCO may exercise discretion, including:

- To review the specific measures, weightings and targets for the annual bonus scorecard and share award annually and adjust accordingly to evolve with Shell's strategy and circumstances to ensure that they remain stretching but realistic.
- To adjust mathematical variable pay outcomes if and to the extent that it considers this appropriate. This power to adjust the outcomes is broad and includes adjusting the outcomes upwards as well as downwards, including to zero. For example, an adjustment might be made if the REMCO considers:
  - the share award outcomes do not reflect the wider financial or non-financial performance of the Company or the participant over the performance period;
  - the share award vesting percentage is not appropriate in the context of circumstances that were unexpected or unforeseen at award; and
  - there is any other reason why an adjustment is appropriate.

Performance outcomes and/or share price movements make it difficult to predict the final amounts delivered under the share award at the time of award. Each year, the REMCO reviews the share award vesting values and single figure outcomes for the Executive Directors to ensure that they are appropriate. The REMCO will review the formulaic single figure outcomes relative to the quality of performance outcomes and adjust these, taking into account Shell's performance, shareholder experience, the operation of the remuneration structures and any other relevant factors to ensure that the highest variable pay outcomes are only achieved in years with the highest-quality performance. In years where the vesting outcome makes the total remuneration inappropriate for any Executive Director, the REMCO will consider an adjustment to the annual bonus outcome and/or the share award vesting outcome for the purposes of managing remuneration quantum. In making any adjustment to the annual bonus and/or share award vesting outcome for this purpose, the REMCO will consider the overall level of remuneration for the Executive Director, the operation of the annual bonus, the operation of the share award, the wider performance of Shell over the performance periods as well as the internal context for other employees. An explanation of any discretionary adjustment would be set out in the relevant year's Directors' Remuneration Report.

Malus and clawback

Variable pay awards may be made subject to adjustment events. At the discretion of the REMCO, such an award may be adjusted before delivery (malus) or reclaimed after delivery (clawback) if an adjustment event occurs.

Adjustment events will be specified in award documentation, and it is intended that they will, for example, relate to restatement of financial statements due to material non-compliance with a financial reporting requirement; misconduct by an Executive Director or misconduct through their direction or non-direction; any material breach of health and safety or environment regulations; serious reputational damage to Shell; material failure of risk management; corporate failure; lack of appropriate decision quality in a material business decision; or other exceptional events as determined at the discretion of the REMCO. The REMCO retains the right to alter the list of adjustment events in respect of future awards.

Differences in Remuneration Policy for Executive Directors from that for other employees

The remuneration policies, structure and approach to setting remuneration levels are consistent across organisational levels at Shell, with consideration given to location, seniority and responsibilities. A higher proportion of total remuneration is tied to variable pay for Executive Directors and members of Senior Management, to reflect these individuals' positions of influence and accountability.

Detailed discussion of how executive remuneration aligns with wider Company pay policy may be found in the "Workforce engagement on remuneration matters" section of the Annual Report on Remuneration on page 197.

Illustration of potential remuneration outcomes

The charts on this page illustrate the potential future value and composition of the Executive Directors' total remuneration opportunities under four performance scenarios as prescribed by reporting requirements ("Minimum", "On-target", "Maximum" and "Maximum +50% share price appreciation between award and vest"). The remuneration opportunities are based on those set out in the Policy table, applied to 2026 base salaries. The majority of the Executive Directors' remuneration is delivered through variable pay elements, which are conditional on the achievement of stretching performance targets.

The charts exclude dividend accrual and the effect of any Company share price movement except in the "Maximum+50%" scenario.

Performance scenarios

	Minimum	Target (% of salary)	Maximum
Base salary	✓	✓	✓
Benefits	✓	✓	✓
Pension	✓	✓	✓
Bonus	Nil	125%	250%
PSA	Nil	CEO: 450%	CEO: 900%
		CFO: 300%	CFO: 600%

CEO pay scenarios (£ million)


Minimum
a
100%
1.99
On-target
a b c
18% 18% 64%
11.17
Maximum
a b c
10% 20% 70%
20.35
Maximum +50% share price appreciation
a b c
7% 15% 78%
27.53
0 5 10 15 20 25 30
a Fixed remuneration
b Annual incentive
c Long-term incentive

CFO pay scenarios (£ million)


Minimum
a
100%
1.30
On-target
a b c
22% 23% 55%
5.78
Maximum
a b c
13% 26% 61%
10.27
Maximum +50% share price appreciation
a b c
10% 20% 70%
13.43
0 5 10 15
a Fixed remuneration
b Annual incentive
c Long-term incentive

203 Shell Annual Report and Accounts 2025

Governance | Directors' Remuneration Policy continued

Recruitment

The REMCO determines the remuneration package for new Executive Director appointments. These appointments may involve external or internal recruitment, or reflect a change in role of a current Executive Director.

When determining remuneration packages for new Executive Directors, the REMCO will seek a balanced outcome which allows Shell to:

- attract and motivate candidates of the right quality;
- take into account the individual's current remuneration package and other contractual entitlements;
- seek a competitive pay position relative to our comparator group, without overpaying;
- encourage relocation if required; and
- honour entitlements (e.g. variable remuneration) of internal candidates before their promotion to the Board, with the exception of any previous pension arrangements.

The REMCO will follow the approach set out below when determining the remuneration package for a new Executive Director.

Component	Approach	Maximum
Ongoing remuneration	The salary, benefits, annual bonus, share award and pension benefits will be positioned and delivered within the framework of the Policy.	As stated in the Executive Directors' Remuneration Policy table, and notes to the table.
Compensation for the forfeiture of any awards under variable remuneration arrangements	To facilitate external recruitment, one-off compensation in consideration for forfeited awards under variable remuneration arrangements entered into with a previous employer may be required. The REMCO will use its judgement to determine the appropriate level of compensation by matching the value of any lost awards under variable remuneration arrangements with the candidate's previous employer. This compensation may take the form of a one-off cash payment or an additional share award. The intention is that any such compensation would, as far as possible, align to the duration and structure of the award being forfeited. Where appropriate, performance conditions, holding periods, and malus and clawback provisions will apply.	An amount equal to the value of the forfeited variable remuneration awards, as assessed by the REMCO. Consideration will be given to appropriate performance conditions, performance periods and clawback arrangements.
Replacement of forfeited entitlements other than any awards under variable remuneration arrangements	There may also be a need to compensate a new Executive Director in respect of forfeited entitlements other than any awards under variable remuneration arrangements. This could include, for example, contractual entitlements or other benefits. On recruitment, these entitlements may be replicated within the Executive Director's remuneration package or valued by the REMCO and compensated in cash or shares. In cases of internal promotion to the Board, any commitments made which cannot be effectively replaced within the Executive Director's remuneration package may, at the REMCO's discretion, continue to be honoured.	An amount equal to the value of the forfeited entitlements, as assessed by the REMCO.
Exceptional recruitment incentive	Apart from the ongoing annual remuneration package and any compensation in respect of the replacement of forfeited entitlements, there may be circumstances in which the REMCO needs to offer a one-off recruitment incentive in the form of cash or shares to ensure the right external candidate is attracted (e.g. to the industry). The REMCO recognises the importance of internal succession planning but it must also have the ability to compete for talent with other global companies. The necessity and level of this incentive will depend on the individual's circumstances. The intention will be that this is only used in genuinely exceptional circumstances.	A one-off amount up to the limits set out in the Executive Directors' Remuneration Policy table, in addition to the ongoing package.
Relocation	In the event that an internal or external candidate were required to relocate internationally to take up the Executive Director position, the REMCO may offer appropriate relocation provisions in respect of items including, but not limited to, relocation, assistance with visa/immigration issues, housing and education assistance. If provided, these will be for a specified period of time, expected to be no more than two years.	The level of such benefits would be set at an appropriate level by the REMCO, taking into account the circumstances, provisions applicable to the wider internationally mobile workforce and typical market practice.

204 Shell Annual Report and Accounts 2025

Executive Directors' service contracts and end-of-employment arrangements (including change of control provisions) Service contracts Executive Directors are employed for an indefinite period. Executive Directors based in the UK will be employed on service contracts governed by the laws of England and Wales. Notice period The Executive Director or the Company may terminate employment by giving 12 months' written notice. The Company may require the Executive Director to be on garden leave during all or any of the notice period (whether notice is given by the Company or the Executive Director). Payment in lieu of notice (PILON) The Company may terminate an Executive Director's service contract at any time with immediate effect and pay a sum in lieu of the unexpired portion of any notice period to the value of no more than 12 months' fixed pay (salary and regular allowances) and other benefits (unless statutory requirements to pay additional sums apply). The Company has the contractual right to make any PILON in monthly instalments in its discretion. Once the right to make a PILON is exercised, its delivery in instalments is mitigated by a contractual obligation on the Executive Director to seek alternative employment. Compensation for loss of office Executive Directors will not usually receive additional payments for loss of office, other than, as appropriate, payments in lieu of notice as described above or payments in respect of damages if the Company terminates an Executive Director's employment in breach of contract (taking into account, as appropriate, the Executive Director's responsibility to mitigate any losses). The REMCO reserves the right to make payments it considers reasonable in settlement of potential legal claims, taking into account contractual provisions, applicable law, corporate governance provisions, the applicability of any statutory compensation and the best interests of Shell and shareholders as a whole. Dismissal The Company may terminate employment immediately in particular defined circumstances, such as gross misconduct, with no further payment or PILON. Annual bonus accrued prior to termination The following provisions will normally apply: ￮ In the event of death, disability, injury or ill health, retirement, redundancy, completion of a fixed-term contract or other circumstances at the REMCO's discretion, any annual bonus in the year of departure is pro-rated based on service. Depending on the timing of the departure, the REMCO may consider the latest scorecard position or defer payment until the full-year scorecard result is known. ￮ In the event of a change of control, the REMCO will assess the most appropriate treatment for the outstanding bonus period according to the circumstances. ￮ Bonuses delivered in shares represent the bonus which a participant has already earned, and carry no further performance conditions. Therefore, these shares will normally be unrestricted at the conclusion of the normal holding period otherwise, and no pro-ration will apply. ￮ In other circumstances (including resignation), no award will be made unless statutory requirements apply. ￮ The REMCO retains discretion to waive any part of a bonus holding period in exceptional circumstances (primarily death). Share awards Share awards will be treated in accordance with the relevant plan rules. The following provisions will normally apply: ￮ In the event of disability, injury or ill health, retirement, redundancy, completion of a fixed-term contract and other circumstances at the REMCO's discretion: outstanding awards are reduced pro rata (on a monthly basis) for time elapsed during the performance period. They will generally survive the end of employment and remain subject to the same vesting performance conditions, holding period, and malus and clawback provisions, as if the Executive Director had remained in employment. The extent to which awards vest will be determined by the REMCO, taking into account the extent to which the performance conditions have been satisfied. ￮ In the event of death: the award will vest in full on the date of death or, if there is a target level set out in the performance condition, then at that target level, unless the REMCO determines otherwise. ￮ Change of control: awards will be exchanged for equivalent new awards issued by the acquirer, if agreed to by the acquirer and the Board. If there is no agreement to exchange awards, awards will (i) vest immediately in full if there is no performance condition, or (ii) vest immediately to the extent that any performance condition has been satisfied to the date of vesting. Such awards will be reduced pro-rata for time elapsed during the performance period unless agreed otherwise. ￮ Other circumstances (including resignation): awards will lapse on cessation of employment unless statutory requirements apply. ￮ The REMCO retains discretion to waive any part of a holding period in exceptional circumstances (primarily death). Other The provision of end-of-employment benefits, such as a contribution to the Executive Director's legal fees for the review of any settlement agreement, repatriation costs and outplacement support, may also be included, as deemed reasonable by the REMCO. The Executive Director may also remain eligible for other benefits, such as security provision or tax return preparation, in line with policies for the wider workforce. The Company may pay the Executive Director's tax on such benefits. The REMCO may adjust the range and scope of the benefits offered in the context of developments for other employees in relevant countries. Provision Policy In the event an Executive Director is based outside of the UK, the REMCO will determine the appropriate service contract and end-of- employment arrangements. Executive Directors' employment arrangements are available for inspection at the AGM or on request. For further details on the appointment and re-appointment of Directors, see "Governance Framework" on page 151 and "Other regulatory and statutory information" on page 214. Governance | Directors' Remuneration Policy continued 205 Shell Annual Report and Accounts 2025

Non-executive Directors' Remuneration Policy table Fee structure Approach to setting fees Other remuneration Non-executive Directors (NED) receive a fixed annual fee for their Directorship. The Chair receives a Chair of the Board fee, and other NEDs receive a base fee for membership of the Board. Additional annual fees are payable to any NED (other than the Chair of the Board) who serves as Senior Independent Director, a Board Committee Chair or a Board committee member. Any individual receives either a Chair or member fee in respect of each committee they sit on. The Chair of a committee does not receive both fees. NEDs receive an additional fee for any Board meeting involving intercontinental travel. The Chair of the Board fee is determined by the REMCO. The Board determines the fees payable to NEDs. The maximum aggregate annual fees will be within the limit specified by the Articles of Association and in accordance with the NEDs' responsibilities and time commitments. The Board reviews NED fees periodically to ensure that they are appropriate in the context of fee levels at selected listed peer companies. Business expenses incurred in respect of the performance of their duties as a NED will be paid or reimbursed by Shell. Such expenses could include transport between home and office, and occasional business-required partner travel. NEDs may receive a token of recognition on retirement from the Board. The maximum value for this is £300. The REMCO has the discretion to offer other benefits as appropriate to the circumstances. Where business expenses or benefits create a personal tax liability to the NED, Shell may cover the associated tax. The Chair and other NEDs are not eligible to receive awards under any incentive or performance-based remuneration plans, and personal loans or guarantees are not granted to them. NEDs do not accrue any retirement benefits as a result of their Non-executive Directorships with Shell. NEDs are encouraged to hold Shell shares with a value equivalent to 100% of their annual base fee and maintain that holding during their tenure. Non-executive Director recruitment The remuneration package for new NEDs is determined within the confines of the Policy table for NED fees, and subject to the Articles of Association. NEDs are not offered variable remuneration or retention awards. When determining the benefits for a new Chair of the Board, the individual circumstances of the future Chair will be taken into account. Non-executive Director termination of office No payments for loss of office will be made to NEDs. Consideration of wider employee views The REMCO takes account of the pay and employment conditions of the broader workforce when setting the Policy for Executive Directors. While no specific employee groups were consulted as part of the 2026 Policy review, Shell promotes and maintains good relations with employee representative bodies as part of its employee engagement programme, and operates multiple forums through which employees can engage on various business matters, including pay. When determining Executive Directors' remuneration structure and outcomes, the REMCO reviews a set of information, including internal data on employee remuneration. The REMCO is kept informed by the CEO, the Chief Human Resources and Corporate Officer, and the Executive Vice President Performance and Reward on relevant remuneration matters below the Board and Executive Committee. See "Workforce engagement on remuneration matters" in "Annual Report on Remuneration" on page 196 for more information on how Shell considers and engages with the broader workforce on remuneration matters. Consideration of shareholder views The REMCO engages with major shareholders regularly throughout the year. Such engagement allows the REMCO to hear shareholders' views on Shell's approach to executive remuneration, and test proposals when developing or evolving the Policy. In recent years, the REMCO has responded to shareholder views, including the approach to the energy transition performance condition in the share award, overall quantum and the use of discretion to manage remuneration outcomes. In developing the proposed Policy, the REMCO again consulted with shareholders and received a diverse range of views that it reflected on in finalising the updated Policy. It was clear to the REMCO that, while there were inevitably contrasting views around the different aspects of the Policy, shareholders are supportive of Shell's overall approach to remuneration and the REMCO's careful deliberations in decision-making. The REMCO will continue to review the Policy regularly to ensure it continues to reinforce Shell's long- term strategy and closely aligns with shareholders' interests. Additional Policy statement The REMCO reserves the right to make payments outside of the Policy in limited, exceptional circumstances, such as for regulatory, tax or administrative purposes, or to take account of a change in legislation or exchange controls, and only where the REMCO considers such payments are necessary to give effect to the intent of the Policy. Signed on behalf of the Board /s/ Sean Ashley Sean Ashley Company Secretary March 11, 2026 Governance | Directors' Remuneration Policy continued 206 Shell Annual Report and Accounts 2025

Governance

Other regulatory and statutory information

The Directors' Report comprises pages 140-214 and 427-429 of this report, together with the sections of the Annual Report incorporated by cross reference. This section of the Directors' Report contains the remaining information which the Directors are required to report on each year and for the year ended December 31, 2025. There are other matters that are required to be reported on and that have been disclosed in other sections of the Annual Report, as summarised below. This includes certain disclosures which are required to be contained in the Directors' Report which have, as permitted by legislation, been included in the Strategic Report, and are incorporated by cross reference, including certain disclosures required under Schedule 7 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008).

Management Report	This Directors' Report, together with the Strategic Report, serves as the Management Report for the purpose of Disclosure Guidance and Transparency Rule (DTR) 4.1.8R. Both the Directors' Report and Strategic Report have been presented in accordance with and reliance on English law, and the liabilities of the Directors in connection with those reports shall be subject to the limitations and restrictions provided by such law.	Directors' Report: pages 140-214 and 427-429 Strategic Report: pages 1-139
Corporate governance	The Company's statement on corporate governance, as required by DTR 7.2.3R.	Directors' Report: pages 140-214 and 427-429
Business relationships	A statement, summarising the Directors' business relationships with suppliers, customers and others.	Strategic Report: pages 1-139
Employee engagement	Information on how Directors have engaged with employees.	Workforce engagement: pages 158-159
Directors' interests [A]	The interests (in shares of the Company or calculated equivalents) of the Directors in office at the end of the year, including any interests of a "connected person". Changes in Directors' share interests during the period from December 31, 2025, to March [4], 2026.	Annual Report on Remuneration: pages 183-199
Likely future developments	Information relating to likely future developments.	Provided throughout the Strategic Report: pages 1-139
Research and development	Information relating to Shell's research and development, including expenditure.	Shell's strategy: pages 6-15
Diversity, equity and inclusion	Information concerning diversity, equity and inclusion. This includes information on equal opportunities in recruitment, career development, promotion, training and rewards for all our people, including those with disabilities.	Our people: pages 114-117
Employee communication and involvement	Information concerning employee communication and involvement.	Our people: pages 114-117
Corporate social responsibility	A summary of Shell's approach to corporate social responsibility. Further details are available on shell.com.	Our people: pages 114-117
Branches	A list of our subsidiaries, joint ventures and associates. Our activities and interests are operated through subsidiaries, branches of subsidiaries, joint ventures and associates which are subject to the laws and regulations of many different jurisdictions.	Additional Information, Appendix 1: pages 436-456
Greenhouse gas emissions	Information relating to greenhouse gas emissions.	Less emissions: pages 72-102
Risk management	Detail on risk factors. Information on emerging risks.	Risk management and risk factors: pages 125-135 Other regulatory and statutory information: pages 207-214
Financial risk management, objectives and policies	Descriptions of the use of financial instruments and Shell's financial risk management objectives and policies, and exposure to market risk (including price risk), credit risk and liquidity risk.	Consolidated Financial Statements: Note 26, pages 292-298
UK Listing Rule (UKLR) information [B]	Information concerning the amount of interest capitalised by Shell.	Consolidated Financial Statements: Note 10, page 268
Significant shareholdings	Information concerning significant shareholdings.	Shareholder information: pages 427-429

[A] "Connected person" has the meaning given to "person closely associated" within the Market Abuse Regulation.
[B] This information is given in accordance with UKLR 6.6.1R. Further information in connection with UKLR 6.6.1R is contained in the remainder of "Other regulatory and statutory information".

207 Shell Annual Report and Accounts 2025

Governance | Other regulatory and statutory information continued

Modern Slavery Act Statement

The Shell Group's Modern Slavery Act (MSA) Statement describes the steps taken by Shell companies in scope of the MSA to ensure modern slavery does not occur in their supply chain or organisation. The MSA Statement is issued by Shell plc on behalf of the in scope companies, after approval by the boards of Shell companies which are in-scope of the MSA.

Disclosure of information to auditors

In accordance with section 418 of the Companies Act 2006, each of the persons who is a Director at the date of approval of this Report confirms that, so far as the Director is aware, there is no relevant audit information of which the Company's auditor is unaware. The Director has taken all steps that he or she ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the Company's auditor is aware of that information.

Financial Statements, Dividends and Dividend Policy

The "Consolidated Statement of Income" and "Consolidated Balance Sheet" can be found on pages 230 and 231, respectively.

Subject to Board approval, Shell aims to grow the dividend per share by 4% per annum. As announced as part of Capital Markets Day 2025, in total, Shell targets the distribution of 40–50% of cash flow from operating activities through the cycle [A] to shareholders. The Board may choose to return cash to shareholders through a combination of dividends and share buybacks.

When setting the level of shareholder distributions, the Board looks at a range of factors, including the macro environment, the earnings and cash flow of the Group, the balance sheet strength, future investment, acquisition and divestment plans, and existing commitments.

The Board currently resolves to pay interim dividends on a quarterly basis. Shell does not currently pay a "final" dividend, which would need to be voted on by shareholders, requiring the introduction of a resolution at the AGM. This would delay the payment of the fourth quarter dividend (currently paid in late March) until after the AGM. This approach to dividend payments is not uncommon for companies distributing returns to shareholders on a quarterly basis.

Shell pays its dividend in USD, EUR or GBP fully electronically either in CREST or via interbank transfers.

The Directors have announced a fourth quarter interim dividend payable on March 30, 2026, to shareholders on the Register of Members at the close of business on February 20, 2026. The closing date for dividend currency elections was March 6, 2026 [B] and the euro and sterling equivalents announcement date is March 16, 2026.

[A] Measured across business cycles under varying economic and market conditions.
[B] A different dividend currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Such shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

2025 Viability Statement and Going Concern Statement

The "Strategic Report" includes information about Shell's strategy, financial condition, cash flows and liquidity, as well as the factors, including the principal risks, likely to affect Shell's future development. It also describes Shell's business model, including competitive advantages and key strengths. The Directors assess Shell's prospects both at an operating and strategic level, each involving different time horizons. To this end, the Directors assess Shell's portfolio and strategy against a wide range of outlooks, including assessing the potential impacts of various possible energy transition pathways and scenarios for changes in societal expectations in relation to climate change. Shell recognises in its strategy that the world is transitioning to a low-carbon energy system.

See "Less emissions " on pages 72-102.

The "Risk management and risk factors" section (see pages 125-135) provides an overview of the principal risks Shell is exposed to in its operations. We have assessed which scenarios linked to the principal risks could lead to a severe but possible outcome. Consideration was given to the climate change and energy transition risk, however the associated material impacts are of a longer-term nature, outside the three-year viability statement period. Therefore, this was not assessed as a stress case scenario for the viability statement. However, it is worth noting that key assumptions that underpin the amounts recognised in the Consolidated Balance Sheet, such as future oil and gas prices, discount rates, future costs of decommissioning and restoration, and tax rates, all go well beyond three years and do take climate change and energy transition into account.

Viability Statement Process

Throughout the year, the Board received regular updates on the financial framework

↓

The Board approved the detailed three-year operating plan which includes Shell's cash flows and ability to service financing requirements [C]

↓

We identified and modelled three severe but possible scenarios that could potentially impact Shell's viability

↓

We assessed and concluded on the long-term viability of the Company (we have deemed a three-year period of assessment to be appropriate)

[C] Shell's three-year Operating Plan contains assumptions in relation to internal and external parameters. Some of the key assumptions include the impact of commodity prices, exchange rates, future carbon costs, agreements like LNG contract renewals, production levels and product demand and schedules of growth programmes.

208 Shell Annual Report and Accounts 2025

Governance | Other regulatory and statutory information continued

Scenarios and risks

Scenario	Link to principal risks	Impact severity prior remediation
Unplanned shutdown of a major cash-generating asset (for the viability statement period i.e. three years)	[A]	Low
Global macroeconomic uncertainties – low oil and gas price environment, negative impact on oil product, chemical and trading margins, and long-term demand reduction	[B] and [C]	Medium
A significant HSSE event in a low oil and gas price environment	[A] and [B]	High

[A] Health, safety, security and environment.
[B] Portfolio risks.
[C] Trading risks.

Conclusion

Taking account of Shell's position and principal risks at December 31, 2025, the Directors have a reasonable expectation that Shell will be able to continue in operation and meet its liabilities as they fall due over its three-year Operating Plan period.

Going concern

In assessing the appropriateness of the going concern assumption over the period to June 30, 2027 (the "going concern period"), management have stress-tested Shell's most recent financial projections to incorporate a range of potential future outcomes by considering Shell's principal risks, further potential downside pressures on commodity prices and cash preservation measures, including reduced future capital expenditure and shareholder distributions. This assessment confirmed that Shell has sufficient cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the audited Consolidated Financial Statements. See Note 1 to the "Consolidated Financial Statements" on page 234.

Repurchases of shares

As announced as part of Capital Markets Day 2025, Shell targets the distribution of 40–50% of our cash flow from operating activities through the cycle [A] to shareholders. The Board may choose to return cash to shareholders through a combination of dividends and share buybacks. For all share buyback programmes mentioned below, Shell entered into irrevocable, non-discretionary arrangements with a broker in order to reduce the issued share capital of the Company.

[A] Measured across business cycles under varying economic and market conditions.

Under shareholder authorities granted at the 2024 AGM:
- On October 31, 2024, Shell announced the commencement of a $3.5 billion share buyback programme which was completed on January 24, 2025.
- On January 30, 2025, Shell announced the commencement of a share buyback programme of a further $3.5 billion which was completed on April 25, 2025.
- On May 2, 2025, Shell announced the commencement of a share buyback programme of a further $3.5 billion which was completed on July 25, 2025.

At the May 20, 2025, AGM, shareholders granted the Company the authority to repurchase (i) up to 602.1 million ordinary shares "on-market" (excluding any treasury shares), less any "off-market" purchases made under the authority in (ii); and (ii) up to 602.1 million ordinary shares off-market (excluding any treasury shares), less any on-market purchases made under the authority in (i). The authorities for both on-market and off-market purchases will expire at the earlier of the close of business on August 19, 2026, and the end of the AGM of the Company to be held in 2026.

Under shareholder authorities granted at the 2025 AGM:
- On July 31, 2025, Shell announced the commencement of a $3.5 billion share buyback programme which was completed on October 24, 2025.
- On October 30, 2025, Shell announced the commencement of a further $3.5 billion share buyback programme which was completed on January 30, 2026.
- On February 5, 2026, Shell announced the commencement of a share buyback programme of a further $3.5 billion which is expected to be completed by May, 2026.

This means that, as at the close of March 4, 2026, approximately 383 million further shares could still be repurchased under the current AGM authorities. More information, including the number and nominal value of the shares repurchased in 2025, can be found in Note 27 to the "Consolidated Financial Statements".

The Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of Shell's financial management. New resolutions will be proposed at the 2026 AGM to renew the authorities for the Company to purchase its own share capital, up to specified limits, for a further year. These proposals will be described in more detail in the 2026 Notice of Annual General Meeting.

Board of Directors

The names of the Directors who held office during the year can be found on pages 143-148. Information on the Directors who are seeking appointment or reappointment is included in the Notice of Annual General Meeting.

209 Shell Annual Report and Accounts 2025

Governance | Other regulatory and statutory information continued

Disclosures required under UKLR 6.6.6R(10) as at December 31, 2025

In accordance with UKLR 6.6.6R(10), the gender identity and ethnicity data of the Board and executive management (which includes the Company Secretary, as required by UKLR 6.6.6R(10)) in the format prescribed by UKLR 6 Annex 1 are set out in the below table. Questionnaires are routinely circulated to the Board and Executive Committee members at the end of each financial year, requesting certain declarations and confirmations. For the purposes of UKLR 6.6.6R(9) and (10), the Board and Executive Committee were asked to confirm as part of this annual questionnaire with which of the below categories they identify.

	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	7	58%	3	5	56%
Women	5	42%	1	4	44%
Not specified / prefer not to say	–	–	–	–	–

	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	9	75%	3	8	89%
Mixed / Multiple ethnic groups	–	–	–	–	–
Asian / Asian British	2	17%	–	–	–
Black / African / Caribbean / Black British	–	–	–	–	–
Other ethnic group	1	8%	1	1	11.0%
Not specified / prefer not to say	–	–	–	–	–

The Board met each of the UKLR and FTSE Women Leaders Review targets of maintaining a minimum of 40% female representation on the Board. The Company met the targets set out in UKLR 6.6.6(9) as the Board was 42% female. The CFO and a senior position on the Board is a woman, and the Board has three Directors from minority ethnic backgrounds.

Qualifying third-party indemnities

The Company has entered into a Deed of Indemnity (Deed) with each Director of the Company who served during the year. The Deeds were in force during the 2025 financial year and are currently in force. The Company has also entered into a Deed with each newly appointed Director. The terms of each of these Deeds are identical and they reflect the statutory provisions on indemnities contained in the Companies Act 2006 (CA 2006). Under the terms of each Deed, the Company has agreed to indemnify the Director, to the fullest extent permitted by the CA 2006, against any loss, liability or damage, howsoever caused (including in respect of a Director's own negligence), suffered or incurred by a Director in respect of their acts or omissions while or in the course of acting as a Director or employee of the Company, any associated company or affiliate (within the meaning of the CA 2006). In addition, the Company shall lend funds to Directors as required to meet reasonable costs and expenses incurred or to be incurred by them in defending any criminal or civil proceedings brought against them in their capacity as a Director or employee of the Company, associated company or affiliate, or, in connection with certain applications brought under the CA 2006. The provisions in the Company's Articles of Association (Articles) relating to arbitration and exclusive jurisdiction are incorporated, mutatis mutandis, into the Deeds entered into by each Director and the Company.

The Company has provided both indemnities and Directors' and Officers' insurance to the Directors in connection with the performance of their responsibilities, both of which were in force during the 2025 financial year and are currently in force. Copies of these indemnities are open to inspection. A copy of the form of these indemnities is filed with the US Securities and Exchange Commission.

Related party transactions

Other than disclosures given in Notes 14 and 34 to the "Consolidated Financial Statements" on pages 274 and 305, there were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions with any related party that were unusual in their nature or conditions.

Political contributions

Shell companies did not make political payments during the year. Shell USA, Inc. administers the non-partisan Shell USA, Inc. Employees' Political Awareness Committee (SEPAC), a political action committee registered with the US Federal Election Commission. Eligible employees may make voluntary personal contributions to the SEPAC. All employees' contributions comply with federal and state law and are publicly reported in accordance with US election laws. Shell USA, Inc. does not exercise control over SEPAC's funding decisions.

Recent developments and post-balance sheet events

See Note 36 to the "Consolidated Financial Statements" on page 306.

Share capital

The Company's issued share capital at December 31, 2025, is set out in Note 27 to the "Consolidated Financial Statements" on page 299. The percentage of the total issued share capital is given below.

Share capital percentage as at December 31, 2025

Share class	%
Ordinary	100

210 Shell Annual Report and Accounts 2025

Transfer of securities There are no restrictions on transfer or limitations on the holding of the ordinary shares other than under the Articles, restrictions imposed by law or regulation (for example, insider trading laws) or pursuant to the Company's Securities Dealing Standard and Securities Dealing Specification. Share ownership trusts and trust-like entities Shell has three primary employee share ownership trusts and trust-like entities: a Dutch foundation (stichting) and two US Rabbi Trusts. The shares held by the Dutch foundation are voted by its Board and the shares in the US Rabbi Trusts are voted by the Voting Trustee, Newport Trust Company. Both the Board of the Dutch foundation and the Voting Trustee are independent of Shell. The UK Shell All Employee Share Ownership Plan has a separate related share ownership trust. Shares held by the trust are voted by its trustee, Computershare Trustees Limited, as directed by the participants. An evergreen dividend waiver is in place in respect of 20 unallocated shares held in a legacy employee share trust. Auditor A resolution relating to the appointment of Ernst & Young LLP as auditor for the financial year 2026 will be proposed at the 2026 AGM. Annual General Meeting The AGM will be held on May 19, 2026, at the Sofitel London Heathrow Hotel - Terminal 5, London Heathrow Airport, London TW6 2DG, United Kingdom. The Notice of Annual General Meeting will include details of the business to be put to shareholders at the AGM. Conflicts of interest In accordance with CA 2006 and the Company's Articles, the Board may authorise any matter that otherwise may involve any Directors breaching their duty to avoid conflicts of interest. The Board has adopted a procedure to address these requirements. Detailed conflict of interest questionnaires are reviewed by the Board and, if considered appropriate, authorised. Conflicts of interest as well as any gifts and hospitality received by and provided by Directors are kept under review by the Board. Further information relating to conflicts of interest can be found in the Articles, available on the Shell website. Significant commitments of the Chair The Chair's other significant commitments are given in his biography on page 143. Shell General Business Principles The Shell General Business Principles define how all employees and contractors and those working in joint ventures we operate, are expected to conduct their affairs and are underpinned by the Shell core values of honesty, integrity and respect for people. These principles include, among other things, Shell's commitment to support fundamental human rights in line with the legitimate role of business and to contribute to sustainable development. They are designed to mitigate the risk of damage to our business reputation and to prevent violations of local and international legislation. They can be found at shell.com/sgbp. See "Risk management and risk factors" on pages 125-135. Shell Code of Conduct Directors, officers, employees and contract staff are required to comply with the Shell Code of Conduct, which instructs them on how to behave in line with the Shell General Business Principles. This Code (which was refreshed in January 2026) gives even greater emphasis to the behaviours we expect from everyone who works for Shell and clarifies the basic rules and standards they are expected to follow and the behaviour expected of them. These individuals must also complete mandatory Code of Conduct training. Designated individuals are required to complete additional mandatory training on antitrust and competition laws, anti-bribery, anti-corruption and anti-money laundering laws, financial crime, data protection laws and trade compliance requirements. (See also "Living by our values" on pages 123-124. See "Risk management and risk factors" on pages 125-135. See shell.com/codeofconduct Code of Ethics Executive Directors and Senior Financial Officers of Shell must also comply with the Code of Ethics. This Code is specifically intended to meet the requirements of Section 406 of the Sarbanes--Oxley Act. It can be found at shell.com/codeofethics. Malus and Clawback Policy In compliance with SEC rules, the REMCO adopted a Malus and clawback policy for Executive Directors and other Executive Committee members in 2023. There was a non-substantive update to the Malus and Clawback policy during 2025, which whilst not broadening the Remuneration Committee's powers, supports enforceability. The updated policy is filed with the SEC. Independent professional advice All Directors may seek independent professional advice in connection with their role as a Director. All Directors have access to the advice and services of the Company Secretary. The Company has provided both indemnities and Directors' and Officers' insurance to the Directors in connection with the performance of their responsibilities. Copies of these indemnities are open to inspection. A copy of the form of these indemnities has been previously filed with the US Securities and Exchange Commission. Results presentations and analysts' meetings The planned dates of the quarterly, half-yearly and annual results presentations, as well as all major analysts' meetings, are announced in advance on the Shell website and through a regulatory release. Generally, presentations are broadcast live via webcast. Other meetings with analysts or investors are not normally announced in advance, nor can they be followed remotely by webcast or any other means. Procedures are in place to ensure that discussions in such meetings are always limited to non-material information or information already in the public domain. Results and meeting presentations can be found at shell.com/investors. This is in line with the requirement to ensure that all shareholders and other parties in the financial market have equal and simultaneous access to information that may influence the price of the Company's securities. Shell Performance Framework The Shell Performance Framework is the overarching framework we use to deliver our strategy. It applies to all Shell companies and provides a consistent approach for how each company in Shell operates. It seeks to empower each company in a way that is fit for purpose, while delivering on our overall objectives. It emphasises the value of a "whole systems" approach to our business activities across Shell along with the important role that culture plays in achieving Shell's objectives. Governance | Other regulatory and statutory information continued 211 Shell Annual Report and Accounts 2025

The Shell Performance Framework The Shell Performance Framework supports the delivery of sustainable business outcomes. In pursuit of this, consideration is given to both the context in which Shell operates and key elements of direction-setting, including, for example, Shell's strategy and the Shell General Business Principles. Delivery of the desired outcomes is then pursued by leveraging our Performance Culture, i.e. the shared values, practices and beliefs of our employees. This is influenced by decisions on: ￮ Structure and Accountability – how we are organised and governed and the associated roles and responsibilities. ￮ People and Skills – our workforce composition, such as its size, diversity and location, and the skills required to deliver Shell's objectives. ￮ Processes and Systems – how we transform inputs into outputs in a controlled manner, leveraging data and systems as appropriate. This also includes the standards that further define the boundaries within which Shell operates. ￮ Mindset and Behaviours – this includes the role of leadership and Shell's values, beliefs and behaviours, as set out, for example, in the Code of Conduct. At the heart of the Shell Performance Framework is the Improvement Cycle, which integrates performance management, risk management, including controls and assurance, learning and improvement. It follows a "Plan-Do-Check-Adjust" approach and helps to drive a consistent way of working and improving. Governance | Other regulatory and statutory information continued 212 Shell Annual Report and Accounts 2025

Risk management and controls The Board is responsible for establishing and maintaining an effective risk management and internal control framework, and determining the nature and extent of the principal risks that Shell is willing to take in order to achieve its long-term strategic objectives. The Shell Performance Framework sets out the overarching approach to how we manage risks in Shell. This approach, together with Shell's principal and emerging risks, is described on page 125. Board review of principal and emerging risks The Board confirms it has carried out a robust assessment of Shell's principal risks, including a robust process for identifying, evaluating and managing these principal risks. The Board also confirms it has carried out a robust assessment of Shell's emerging risks. These assessments have been in place throughout 2025 and up to the date of this Report, are reviewed by the Board and accord with the Financial Reporting Council guidance on risk management, internal control and related reporting. See "Risk management and Risk factors" on pages 125-135. Review of the effectiveness of the risk management and internal control framework The Audit and Risk Committee (ARC) assists the Board in fulfilling its responsibilities in relation to the effectiveness of the risk management and internal control framework, the integrity of financial reporting, and consideration of compliance matters. See "Audit and Risk Committee Report" on pages 167-175. The ARC receives regular reports and updates on financial, operational, reporting, compliance and risk management and internal control matters throughout the year. It is helped with its monitoring and review responsibilities by reports of: ￮ the Executive Vice President Controller and Finance Operations; ￮ the Chief Internal Auditor; ￮ the Chair of the Upstream Reserves Committee ￮ the Chairs of the Disclosure Committee and the External Reporting Control Committee; ￮ the Executive Vice President Information and Digital Technology and Chief Information Officer; ￮ the Chief Ethics and Compliance Officer; and ￮ the External Auditor. The reports from the Chief Internal Auditor outline notable internal audits and those with a significant impact on the effectiveness of the framework of internal control. The ARC also reviews significant incidents on the above topics including business integrity issues. The Chair of the ARC provides regular updates to the Board after each of its meetings. These updates cover, among other matters, the respective aspects of controls that it monitors in accordance with its Terms of Reference. During and after such sessions, the Board has the opportunity to request further information and ask clarifying questions. The Board also receives the approved minutes of the ARC. In addition to the Board's own reviews and deep dives on the Group's principal and emerging risks, these help the Board with its ongoing monitoring and annual review of material controls. The Executive Committee (EC) and the Board supported by the ARC conduct an annual review of the effectiveness of the risk management and internal control framework. This is based on: (i) assessments by the Executive Vice President Controller and Finance Operations and the Chief Internal Auditor including the outcome of the Group Assurance Letter process, (ii) the outcomes of Group-level risk reviews, and (iii) their own insights and reviews during the year. As part of the Group Assurance Letter process, each member of the EC conducts a structured internal assessment of compliance with legal, ethical and other requirements of the Shell Performance Framework. The Board reviews and discusses the insights and conclusions from this annual assessment. The Board confirms that it has conducted its annual review of the effectiveness of Shell's system of risk management and internal control in respect of 2025, and that this review covered all material controls, including financial, operational, reporting and compliance controls. Provision 29 of the 2024 UK Corporate Governance Code During 2025 the EC, the ARC and the Board considered readiness for compliance with the new Provision 29 of the 2024 UK Corporate Governance Code which, among other things, will require the Board to make a declaration of the effectiveness of Shell's material controls in the 2026 Annual Report. Activities undertaken in relation to this build on the existing risk management and internal control framework and include: (i) a review of material controls for each principal risk; and (ii) plans to apply the Provision 29 principles and process as part of the 2025 risk management and internal control assessment ahead of the formal attestation to be made in the 2026 Annual Report. Management's evaluation of disclosure controls and procedures of Shell Shell's management, including the CEO and CFO, has evaluated the effectiveness of Shell's disclosure controls and procedures at December 31, 2025. Based on that evaluation, they concluded that Shell's disclosure controls and procedures are effective. Management's report on internal control over financial reporting of Shell Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over Shell's financial reporting and the preparation of the "Consolidated Financial Statements". Management conducted an evaluation of the effectiveness of Shell's internal control over financial reporting and the preparation of the "Consolidated Financial Statements" based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On the basis of this evaluation, management concluded that, at December 31, 2025, the Company's internal control over financial reporting and the preparation of the "Consolidated Financial Statements" was effective. Changes in internal control over financial reporting There has not been any change in the internal control over financial reporting of Shell that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of Shell. Material financial information of the Royal Dutch Shell Dividend Access Trust is included in the "Consolidated Financial Statements" and is therefore subject to the same controls and procedures. Articles of Association The Company's Articles were adopted on May 23, 2023. The Articles may only be amended by a special resolution of the shareholders in a general meeting. A full version of the Company's Articles can be found at shell.com/investors. Management and Directors The Company has a single-tier Board of Directors headed by a Chair, with management led by a CEO. See "The Board of Shell plc" on pages 143-148 and "Executive Committee" on pages 149-150. Governance | Other regulatory and statutory information continued 213 Shell Annual Report and Accounts 2025

Directors' shareholding qualification While the Articles do not require Directors to hold shares in the Company, the REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in the Company. The CEO is expected to build up a shareholding of 700% of their base salary over five years from appointment and the CFO is expected to build up a shareholding of 500% of their base salary over the same period. In the event that another Executive Director joins the Board, the REMCO will determine their shareholding requirement, which will not be less than 200% of their base salary. Subject to shareholder approval of the proposed Remuneration Policy, the CEO and CFO's shareholding requirements will increase to 900% and 550% of base salary, respectively. Executive Directors will be required to maintain their requirement (or existing shareholding if less than the guideline) for a period of two years post employment. Non-executive Directors are encouraged to hold shares with a value equivalent to 100% of their base fee and to maintain that holding during their tenure. Information on the Directors with shares in the Company can be found in the "Directors' Remuneration Report" on pages 176-182. Appointment and retirement of Directors The Company's Articles, the Corporate Governance Code and the Companies Act 2006 govern the appointment and retirement of Directors. Board membership and biographical details of the Directors are provided on pages 143-148. However, Directors follow the direction laid out in the Corporate Governance Code and stand for re-election annually. Rights attaching to shares The full rights attaching to shares are set out in the Company's Articles. The Company can issue shares with any rights or restrictions attached to them as long as this is not restricted by any rights attached to existing shares. These rights or restrictions can be decided either by an ordinary resolution passed by the shareholders or by the Board as long as there is no conflict with any resolution passed by the shareholders. Voting Currently, the voting rights of each ordinary share carry one vote at a general meeting of the Company. Change of control There are no provisions in the Articles that would delay, defer or prevent a change of control. Directors' responsibilities in respect of the preparation of the Annual Report and Accounts The Directors are responsible for preparing the Annual Report, including the financial statements, in accordance with applicable laws and regulations. These require the Directors to prepare financial statements for each financial year. As such, the Directors have prepared the Consolidated Financial Statements and the Parent Company Financial Statements in accordance with UK-adopted international accounting standards and with the requirements of the UK Companies Act 2006 as applicable to companies reporting under those standards. In preparing these financial statements, the Directors have also elected to comply with IFRS as issued by the International Accounting Standards Board (IASB). The Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of Shell and the Company and of the profit or loss of Shell and the Company for that period. In preparing these financial statements, the Directors are required to: ￮ adopt the going concern basis unless it is inappropriate to do so; ￮ select suitable accounting policies and then apply them consistently; ￮ make judgements and accounting estimates that are reasonable and prudent; and ￮ state whether international accounting standards in conformity with the requirements of the UK Companies Act 2006, UK-adopted international accounting standards and International Financial Reporting Standards (IFRS) as issued by the IASB have been followed. The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the transactions of Shell and the Parent Company and disclose with reasonable accuracy, at any time, the financial position of Shell and the Parent Company and to enable them to ensure that the financial statements comply with the UK Companies Act 2006 and, as regards the Consolidated Financial Statements are in accordance with UK-adopted international accounting standards. The Directors are also responsible for safeguarding the assets of Shell and the Parent Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. Each of the Directors, whose names and functions can be found on pages 143-148, confirms that, to the best of their knowledge: ￮ the financial statements, which have been prepared in accordance with international accounting standards in conformity with the requirements of the UK Companies Act 2006, and therefore in accordance with UK-adopted international accounting standards and IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of Shell and the Company; and ￮ the Management Report includes a fair review of the development and performance of the business and the position of Shell, together with a description of the principal risks and uncertainties that it faces. Furthermore, so far as each of the Directors is aware, there is no relevant audit information of which the auditors are unaware, and each of the Directors has taken all the steps that ought to have been taken in order to become aware of any relevant audit information and to establish that the auditors are aware of that information. The Directors consider that the Annual Report, including the financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell's position and performance, business model and strategy. The Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements. The Directors are responsible for the maintenance and integrity of the Shell website (shell.com). Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Signed on behalf of the Board /s/ Sean Ashley Sean Ashley Company Secretary March 11, 2026 Governance | Other regulatory and statutory information continued 214 Shell Annual Report and Accounts 2025

Financial Statements and Supplements 215 Shell Annual Report and Accounts 2025 216 Independent Auditor's Report related to the Consolidated and Parent Company Financial Statements 229 Consolidated Financial Statements 307 Supplementary information – oil and gas (unaudited) 326 Parent Company Financial Statements

Independent Auditor's Report to the members of Shell plc 1. Opinion In our opinion, the financial statements of Shell plc (the Parent Company) and its subsidiaries (collectively, Shell or Group): ￮ give a true and fair view of the state of the Group's and of the Parent Company's affairs as at December 31, 2025 and of the Group's and the Parent Company's income for the year ended; ￮ have been properly prepared in accordance with UK adopted international accounting standards and International Financial Reporting ￮ Standards (IFRS) as issued by the International Accounting Standards Board (IASB); and ￮ have been prepared in accordance with the requirements of the Companies Act 2006. We have audited the financial statements of the Group and Parent Company for the year ended December 31, 2025, which are included in the Annual Report and comprise: Group Parent Company Consolidated Balance Sheet as at December 31, 2025 Consolidated Statement of Income for the year then ended Consolidated Statement of Comprehensive Income for the year then ended Consolidated Statement of Changes in Equity for the year then ended Consolidated Statement of Cash Flows for the year then ended Related Notes 1 to 36 to the Consolidated Financial Statements, including material accounting policies, judgements and estimates. Balance Sheet as at December 31, 2025 Statement of Income for the year then ended Statement of Comprehensive Income for the year then ended Statement of Changes in Equity for the year then ended Statement of Cash Flows for the year then ended Related Notes 1 to 18 to the Financial Statements, including material accounting policies, judgement and estimates. The financial reporting framework that has been applied in their preparation is applicable law and UK adopted international accounting standards and IFRS as issued by the IASB. 2. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the 'Auditor's responsibilities for the audit of the financial statements' section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. 3. Independence As disclosed publicly, during 2025 we identified that the previous Lead Audit Partner was not in compliance with necessary partner rotation requirements. We remediated this situation and have concluded that at all times, as a firm we have been independent of the Group and Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services prohibited by the FRC's Ethical Standard were not provided to the Group or the Parent Company, with only one inconsequential exception and we remained independent of the Group and the Parent Company in conducting the audit. This exception related to the provision of VAT Compliance Services for 10 days in July 2025, for a newly acquired immaterial subsidiary in India. The service was performed by EY India with a total fee for the period impacted of less than £500. The provision of the service did not create a self- review threat as the subsidiary was immaterial and not part of the scope of the Group audit. We informed the Audit and Risk Committee of the inadvertent breach in July 2025. We considered this to be a minor breach of the FRC's Ethical Standard and we consider that an objective, reasonable and informed third party would not conclude that our independence was impaired, and we remain independent of the Group and the Parent Company in conducting the audit. 4. Conclusions relating to going concern In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. The going concern assessment covered the period to June 30, 2027 (the going concern period). Our evaluation of the directors' assessment of the Group and Parent Company's ability to continue to adopt the going concern basis of accounting included: ￮ verifying the consistency of information used in management's assessment with the operating plan and information obtained through auditing other areas of the business such as impairment assessments and deferred tax asset recoverability assessments; ￮ assessing the reasonableness of the estimated financial impact of each of the severe but possible scenarios, and the possible mitigation steps and assumptions regarding the availability of future funding options. The scenarios are described by management in the basis of preparation statements in Note 1 to the Consolidated Financial Statements and Note 1 to the Parent Company Financial Statements; ￮ evaluating whether Shell's operating plan reflects the actions that management intend to take in order to achieve their stated Scope 1 and Scope 2 emissions reductions, as stated in Note 4 to the Consolidated Financial Statements, including confirming that the operating and capital expenditure estimates to deliver the reductions are included in the operating plan. This included evaluating Shell's carbon pricing assumptions; ￮ conducting severe but plausible independent stress testing to a significantly lower price environment than current prices throughout the going concern period and a reverse stress test to determine the conditions under which Shell could potentially experience a liquidity shortfall; and ￮ reviewing the going concern disclosures to assess that the disclosures are consistent with the basis upon which the Board have concluded, and are in conformity with the reporting standards. Financial Statements and Supplements 216 Shell Annual Report and Accounts 2025

4. Conclusions relating to going concern continued Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and Parent Company's ability to continue as going concerns until June 30, 2027. In relation to the Group and Parent Company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the Consolidated Financial Statements and Parent Company Financial Statements about whether the directors considered it appropriate to adopt the going concern basis of accounting. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant section of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's or Parent Company's ability to continue as a going concern. 5. Overview of our audit approach Key audit matters (Section 6) The key audit matters that we identified in the 2025 audit were: ￮ impact of climate change and the energy transition on the Consolidated Financial Statements; ￮ impairment assessment of property plant and equipment (PP&E) and joint ventures and associates (JVAs); and ￮ valuation of certain commodity derivatives, as well as the risk of rogue trading, within the Gas & Power portfolio of the Trading & Supply (T&S) function. In the prior year, our auditor's report included a key audit matter in relation to the estimation of oil and gas reserves which is a key input to the calculation of depreciation, depletion and amortisation and impairment testing. In the current year, we do not identify estimation of oil and gas reserves as a separate key audit matter as the estimate, on a stand-alone basis, does not have a material impact on the Group's consolidated financial statements. We designed and performed audit procedures relative to the risk levels determined through the application of our consistent framework for the estimation of oil and gas reserves. These procedures were adjusted, as necessary, based on the nature, scale, and complexity of our work during the year. In the current year, we have reflected our key audit procedures on estimation of oil and gas reserves within our response to this risk within the impairment assessment of PP&E and JVAs. Assessing materiality (Section 7) We based materiality on three-year normalised Adjusted Earnings on a pre-tax basis. This approach removes both the effects of oil price changes on inventory carrying amounts and non-recurring gains and charges disclosed as identified items, which can significantly distort Shell's results in any one particular year. By applying a normalised Adjusted Earnings approach, we concluded that it was appropriate to set planning materiality at $1.7 billion. We adopted the following materiality measures in our 2025 audit: Assessing materiality Our scope of the audit of Shell's Consolidated Financial Statements (Section 8) We performed an audit of the complete financial information of seven components and audit procedures on specific balances for a further 83 components and central procedures on climate change and energy transition on the Consolidated Financial Statements, impairment assessment of property, plant and equipment and joint ventures and associates and valuation of certain commodity derivatives, as well as risk of rogue trading, within the Gas & Power portfolio of the T&S function. Our scope was tailored to the circumstances of our audit of Shell and is influenced by our determination of materiality and our assessed risks of material misstatement. Similar to the prior year, during the course of the 2025 audit, we did not make any substantial changes to our assessment of the components where we performed full or specific scope audit procedures; however, what did change was the nature and emphasis of our testing in response to our significant audit risks and areas of audit focus. By following this approach, our audit effort focused on higher risk areas, such as management judgements. Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued 217 Shell Annual Report and Accounts 2025

6. Our assessment of key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on; the overall audit strategy, the allocation of resources in the audit and directing the efforts of the engagement team. These matters were addressed in the context of our audit of Shell's Consolidated and Parent Company Financial Statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters. The impact of climate change and the energy transition on the Consolidated Financial Statements Description of the key audit matter The financial statement and audit risks related to climate change and the energy transition remain an area of audit focus. This is due to the continued uncertainty surrounding the impact of climate change and the inherent impact it has on key areas of accounting judgement and estimation and, therefore, our audit. The processes by which management is informed about climate-related matters are set out in Less Emissions, within the Strategic Report, and Sustainability Statements which forms part of the "Other Information", rather than the audited financial statements. Within these sections, Shell have described climate-related risks and opportunities over the short, medium and long term, as well as the progress against their climate-related targets and ambition. They also describe the impact of climate-related risks and opportunities on Shell's business, strategy, financial planning, as well as Shell's process for identifying, assessing and managing climate- related risks. In Note 4 to the Consolidated Financial Statements, Shell describes how they consider climate-related impacts in key areas of the Consolidated Financial Statements and how this translates into the valuation of assets and measurement of liabilities. In carrying out our audit, we have focused on the alignment of assumptions adopted by Shell in the preparation of their financial statements with commentary on climate change within their Strategic Report and Sustainability Statements. We have also considered the information and data on material impacts, risks and opportunities based on the outcome of the double materiality assessment included in the Sustainability Statements. We also focused on how Shell had reflected material climate change risks in their financial statements, including the impact of climate-related targets and ambition on accounting estimates and judgements. In assessing how these risks have been incorporated, we focused on the following five climate risks: 1) how Shell's assumed future commodity price and sales volume assumptions compare to energy transition scenarios (transition risk); 2) the reasonableness of Shell's forecasted future carbon costs (transition risk); 3a) the carbon intensity of Shell's Chemicals and Products, Upstream and Integrated Gas assets and associated products (transition risk); 3b) the material financial statement risk associated with delivery of decarbonisation projects of Shell's assets, to meet their climate-related targets and ambition (transition risk); 4) the appropriateness of the remaining useful economic lives of assets and the risk of material stranded assets (transition risk); and 5) whether physical risk considerations have been incorporated into Shell's asset plans (physical risk). The critical accounting judgements and estimates that are impacted by climate change and the energy transition are disclosed within Note 4 "Climate change and energy transition" to the Consolidated Financial Statements. Our response to the risk Overall response To respond to the impact of climate change and the energy transition on our audit, our audit team included professionals with significant experience in climate change and energy transition. The audit procedures were performed by the group engagement team. In our 2025 audit, as part of our risk assessment, we considered financial and non-financial data to assess the five climate risks over assets with an aggregate net book value of approximately $114 billion, of which assets with a net book value of approximately $43 billion were considered by us to be higher risk from a climate perspective. We considered the carbon intensity of the assets and products sold and where there could be a higher degree of management judgement and bias. This included considering the material financial statement impact of delivery risks from certain decarbonisation projects. For the assets that we assessed as most susceptible to climate change and energy transition risks, we performed sensitivity analyses and read management's climate scenario analysis to assess whether there were indicators of impairment. Further procedures performed to address the climate risks included: Alignment of statements made in Strategic Report and Sustainability Statements with the Consolidated Financial Statements ￮ in connection with our audit of the financial statements, we read the other information in the Annual Report and Accounts (as defined in section 9 below) and, in doing so, considered whether the other information, which includes Shell's climate targets, are materially consistent with the financial statements or our knowledge obtained from the audit; ￮ evaluated whether the effects of material climate risks, as disclosed within Less Emissions, within the Strategic report, had been appropriately reflected in asset values and associated financial statement disclosures, and the timing, nature and measurement of liabilities recognised are in accordance with IFRS, which is discussed further below in our response to the risk; ￮ read and assessed the completeness of management's disclosures in Note 4 to the Consolidated Financial Statements. This includes auditing the sensitivity of the carrying values of Shell's Upstream and Integrated Gas PP&E assets to a range of future oil and gas price assumptions, reflecting reduced demand scenarios due to climate change and the energy transition. These scenarios include the IEA Net Zero Emissions (NZE) 2050 scenario. We also considered whether the downside sensitivity outcomes could have reduced Shell's distributable profits to a level that would render Shell's 2025 shareholder distributions to be non-compliant with the Companies Act 2006. In addition, for Upstream, Integrated Gas and Chemicals and Products assets, we assessed sensitivity to IEA NZE 2050 carbon price scenario and Weighted Average Cost of Capital (WACC) changes; and ￮ assessed the completeness of climate change litigation disclosures within Note 32 "Legal proceedings and other contingencies", by comparing the disclosures to our understanding of the claims and allegations and assessing them in line with the criteria for recognition and disclosures under IFRS. Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued 218 Shell Annual Report and Accounts 2025

6. Our assessment of key audit matters continued The impact of climate change and the energy transition on the Consolidated Financial Statements continued Our response to the risk continued The reflection of material climate change risks and the impact of Shell's climate-related targets and ambition in material judgements and estimates ￮ we tested management's internal controls over the identification and estimation of costs of the potential impacts associated with energy transition and climate change, and related financial statement disclosures in Note 4; ￮ inquired of Group Planning, Group Reporting, Shell's Carbon Strategy group, Safety, Environment, Asset Management group and, where necessary, individual asset managers, to understand and challenge management on how the following four transition and one physical risks of climate change were factored into Shell's financial statements; and ￮ assessed how management costed their climate-related targets in their Operating Plan and where reliance is placed on decarbonisation levers, with input from our climate change specialists, performed sensitivity analysis to assess whether a reasonable downside scenario would lead to a material impact on the financial statements. 1) The comparison of Shell's assumed future commodity price and sales volume assumptions to energy transition scenarios ￮ we engaged valuation specialists to assist us in assessing the reasonableness of Shell's short and long-term commodity pricing assumptions. This included benchmarking Shell's assumptions against external independent forecasts; ￮ considered specifically the extent to which management's forecast price assumptions incorporated the potential impact of climate change and the energy transition by comparing against forecasts of the IEA; ￮ evaluated Shell's forecasted sales volume growth for oil products, liquified natural gas (LNG) and renewables against third-party forecasted future energy demand projected by the IEA; and ￮ evaluated the reasonableness of Shell's refining and petrochemical margin assumptions, by comparing Shell's assumptions to external independent forecasts and ranges we developed through our own statistical analyses. 2) The reasonableness of Shell's forecast future carbon costs ￮ our procedures focused on assets with high scope 1 and 2 emissions that operate in jurisdictions with high carbon pricing. We engaged our climate change specialists to assist in evaluating Shell's carbon price methodology for certain jurisdictions, including how price and free allowance assumptions are applied in those jurisdictions. For those specific jurisdictions, we compared Shell's forecast carbon prices to those presented under the IEA NZE scenario; ￮ independently calculated Shell's forecast carbon cost included in their operating plan, based on carbon price, free allowance and exclusion assumptions; and ￮ performed sensitivity analysis on the carbon price and free allowance assumptions in the Operating Plan, to the independently determined outlooks identified by our climate change specialists, to determine whether deviations could be material to Shell's Operating Plan and respective assets. 3a) The carbon intensity of Shell's Chemicals and Products, Upstream and Integrated Gas assets and associated products; and 3b) The material financial statements risk associated with the delivery of decarbonisation projects of Shell's assets to meet their climate-related targets and ambition ￮ we considered the scope 1 and 2 and lifecycle emissions of the products sold by Shell's assets (net carbon intensity or NCI), to identify potential impairment triggers. For Shell's high carbon intensive assets, we considered the decarbonisation plans included in their Operating Plan. We assessed the planned decarbonisation strategies by verifying the associated costs included in the Operating Plan for projects related to carbon capture and storage (CCS), energy efficiency and renewables growth were included in the Operating Plan; ￮ assessed whether Shell's Operating Plan, included costs associated with Shell's plans to achieve their scope 1 and 2 emissions, scope 3 category 11 emissions relating to oil products and their net carbon intensity ('NCI') targets and ambition. We challenged management's ability to accurately forecast their scope 1 and 2 emissions assumptions included in the Operating Plan to meet their 2030 climate targets, through the performance of lookback analysis; ￮ performed sensitivity analysis by removing all in-plan decarbonisation projects at high carbon intensive assets to determine whether the incremental carbon cost that would be incurred on emissions would trigger an impairment. In addition, given the inherent risk of delays to decarbonisation projects, we performed scenario analysis by modelling delays to future decarbonisation projects and assessed the associated impact of incremental carbon tax and carbon credits costs; and ￮ during selected site visits, we performed inquiries with Shell's carbon capture storage leads, to understand the progress of ongoing and planned abatement projects. During these visits, we assessed the status of the project development, the process used to forecast expected carbon capture volumes, and how the actual performance to date compared with these forecasts. 4) The appropriateness of the remaining useful economic lives of assets and the risk of material stranded assets ￮ considering Shell's long-term target to achieve net zero emissions by 2050, we assessed Upstream and Integrated Gas assets which are expected to be producing beyond 2050 and assessed if there was a risk of material stranded assets. We verified that the oil, gas and carbon price sensitivity disclosures in Note 4 reflected life of field assumptions; and ￮ for Chemicals and Products assets, we also considered if there is a risk of material stranded assets and a risk of material understatement of decommissioning and restoration provision in light of the energy transition, by assessing the future demand of oil products and chemicals to IEA and other market commentators. 5) Whether physical risk considerations have been incorporated into the asset plans ￮ we evaluated management's disclosures around physical risk in the Less Emissions section of the Annual Report to ensure compliance with the Task Force on Climate-Related Financial Disclosures; ￮ using our data analytics and climate change specialists, we performed a physical risk assessment that considered Shell's asset-level mitigation and adaptation measures for the assets that we viewed as being exposed to the highest physical risks, such as hurricanes, flooding, rising temperatures, drought and water dredging. For assets assessed to be high risk, we evaluated the mitigation and adaption measures, and ensured that where relevant, the costs have been appropriately reflected in the Operating Plan; and ￮ assessed whether the risk exposure represents an impairment trigger for the associated asset through consideration of the severity of the physical risk, likely time horizon, historical ability to manage physical risk and headroom of the asset. Our procedures were performed by the group engagement team. Key observations communicated to the Shell Audit and Risk Committee We reported to the Audit and Risk Committee the key procedures that we had performed and the results of those procedures, which are set out below: Alignment of statements made in Strategic Report and Sustainability Statements with the financial statements ￮ reported that we had not identified any material inconsistencies between Shell's disclosures in Note 4 to the Consolidated Financial Statements, which covers the material impacts of climate-related matters, and the disclosures included within the other information; ￮ communicated our observation that, where reliance was placed on purchasing carbon credits from the voluntary market to meet a future target, this has been reflected within the Operating Plan. With input from our specialists, we developed a reasonable downside carbon credit purchase price, which did not result in a materially different asset impairment conclusion from that of management; and ￮ reported that the various climate change litigations as detailed in Note 32 met the requirements of IAS 37. Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued 219 Shell Annual Report and Accounts 2025

6. Our assessment of key audit matters continued The impact of climate change and the energy transition on the Consolidated Financial Statements continued Key observations communicated to the Shell Audit and Risk Committee continued The reflection of material climate change risks and the impact of Shell's climate-related targets and ambition in the critical accounting estimates and judgments 1) the comparison of Shell's assumed future commodity price and sales volume assumptions to energy transition scenarios ￮ reported that Shell's price assumptions were within an acceptable range when compared against third-party forecasts, peer benchmarks and our independently determined ranges; ￮ we compared Shell's oil (Brent) and gas (Henry Hub) price assumptions to those in IEA's Current Policies Scenario (CPS) scenario, which reflects the impact of government's climate policies enacted to date and IEA's Stated Policies Scenario (STEPS) which includes both enacted and formally announced policies that have clear implementation plans, but excludes aspirational targets. Both Shell's Brent and Henry Hub price assumptions are lower than IEA's CPS scenario and in line with IEA's STEPS scenario; ￮ IEA's Net Zero Emissions 2050 (NZE) scenario prices are lower than Shell's Brent and Henry Hub price assumptions and represent an aspirational target reflecting governmental, societal and regulatory responses to climate change risks that are still developing; however, as IFRS requires preparers to base the financial statements on current best estimates of future oil and gas prices, we concluded that Shell's assumptions were within a range of benchmarks that reflect the current best estimates of future oil and gas prices; ￮ reported that Shell's refining and chemical margin assumptions were in line with external independent forecasts and ranges; and ￮ compared the sales volume growth for LNG, oil products and renewables in Shell's Operating Plan to respective demand outlooks in the IEA report and noted these were not inconsistent with the trends reflected in the revised IEA outlooks. 2) the reasonableness of Shell's forecast future carbon costs ￮ concluded that Shell's carbon pricing methodology was appropriate. We also reported that, based on our benchmarking, Shell's forecasted carbon prices were materially in line with our independently determined ranges. For certain years, where Shell's country specific carbon prices were outside of our independently determine range, we reported that applying our range would not result in an impairment trigger for the relevant assets. 3a) the carbon intensity of Shell's Chemicals and Products, Upstream and Integrated Gas assets and associated products; and 3b) the material financial statements risk associated with the delivery of decarbonisation projects of Shell's assets to meet their climate-related targets and ambition ￮ for the assets we assessed as highly carbon intensive, where the associated decarbonisation projects carried higher delivery risk, we reported that the headroom each asset has, would withstand the incremental carbon costs that would be incurred if these decarbonisation projects were to be removed from Shell's Operating Plan. We also reported that the assumptions relating to these projects were appropriately reflected in the Operating Plan; We reported the result of our scenario analysis modelling a delay to future decarbonisation projects and concluded the associated, incremental carbon costs arising in this scenario would not result in an incremental, material asset impairment. 4) the appropriateness of the remaining economic lives of assets and the risk of material stranded assets ￮ reported that, given Shell's climate-related targets and ambition, there may be a higher risk of reserves not ultimately being produced where assets are carbon intensive or where assets are forecast to be producing beyond 2050. We analysed Shell's Integrated Gas and Upstream assets to identify such assets. We then considered if there was evidence to indicate that net book value of these assets were overstated and would be regarded as "stranded assets". Of the SEC proved reserves currently recognised at the end of 2025, 55% are expected to remain by 2030, 8% by 2040 and only 1% would remain beyond 2050. As the impacted assets are mainly depreciated over SEC proved reserves, the current carrying amount of these assets will be substantially depreciated by 2050. At the balance sheet date, there was no indicator that these reserves should be derecognised; and ￮ reported that, based on the depreciation profile of Shell's refineries, that there was a low risk of stranded assets. Also, we concluded there was a low risk of Shell's chemicals manufacturing plants being stranded as chemical demand is expected to be resilient to energy transition, as highlighted by the IEA and other market commentators. 5) whether physical risk considerations have been incorporated into the asset plans ￮ for the assets that we assessed as susceptible to higher physical risk, we reported that mitigation and adaptation plans and associated costs were reflected in the Operating Plan, other than where it had been demonstrated that assets were expected to withstand the physical events, for example severe weather events, or where insurance was in place. Also, we reported that, with the assistance of our climate change specialists, we had re-performed a physical risk assessment over Shell's assets and had not identified material new physical risks that had not been considered by Shell. The risks included extreme weather, flooding, higher temperatures, drought and water dredging. Other observations ￮ with regards to the sensitivity analyses provided by Shell in Note 4 to the Consolidated Financial Statements, including commodity prices, carbon prices, refining and chemical margins and the WACC, we were satisfied that the descriptions of the sensitivities reflected the sensitivities required to be performed. Also, the prices and assumptions applied by Shell in their calculations were agreed to the scenarios as described. We reperformed the sensitivities and did not identify a material difference to the ranges disclosed by Shell in Note 4; and ￮ reported that we had considered Shell's dividend resilience statement in Note 4. Had Shell applied the IEA Net Zero Emissions by 2050 scenario and had this impairment of $20-26 billion directly reduced the carrying value of investments within the Parent Company, Shell plc, this would not have impacted the distributable reserves available to Shell from which to pay dividends and buyback shares in 2025. This is on the basis that Shell plc had a merger reserve of $234 billion and under Companies Act 2006, the adverse impact from an impairment would be on the merger reserve as opposed to distributable reserves. We report that the impact of climate change and energy transition has been appropriately considered in Shell's financial statements and related disclosures, and we did not identify any material inconsistencies between Shell's climate-related targets and ambition and Shell's material judgement and estimates in the financial statements. See the "Audit and Risk Committee Report" on page 167 for details on how the Audit and Risk Committee reviewed climate change and energy transition. See "Our strategy" on pages 9-11 and "Shell and the energy transition" on pages 73-86 for more details. Also, see Notes 2,4,12,13 and 32 to the "Consolidated Financial Statements". Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued 220 Shell Annual Report and Accounts 2025

6. Our assessment of key audit matters continued Impairment assessment of Property, plant & equipment (PP&E) and Joint ventures and associates (JVAs) Description of the key audit matter This is a forecast-based estimate. The risk is that potential impairments are not identified on a timely basis, including whether the impacts of climate change and the energy transition have been considered in Shell's impairment indicators assessments (see climate change and the energy transition key audit matter). As described in Notes 12 and 14 to the Consolidated Financial Statements, at December 31, 2025 Shell recognised $100.6 billion of production assets, $51.5 billion of manufacturing, supply and distribution assets (collectively, PP&E), and $27.8 billion of net assets in JVAs. As disclosed in Notes 13 and 14, in 2025, Shell recognised $0.9 billion, $0.7 billion and $0.6 billion of impairment losses relating to exploration and production assets, manufacturing, supply and distribution assets and JVAs, respectively. Impairments for PP&E and JVAs are primarily driven by changes in certain subjective assumptions, which would ultimately be used to determine the respective asset's recoverable amount. This subjectivity increases the risk of indicators of impairment or impairment reversal not being identified on a timely basis. Our audit effort focused on the timely identification of indicators of impairment or impairment reversals by management. As described in Note 2 to the Consolidated Financial Statements, to determine whether impairment of assets has occurred, and the extent of any impairment loss or its reversal, assumptions used by management in estimating risk-adjusted future cash flows for value in use measures, include: ￮ future oil and gas prices, in particular over the mid-to-long term, which are more uncertain than short term forecasts (commodity price assumptions); ￮ future product margins, particularly refining and chemical margins (commodity price assumptions); ￮ expected production volumes (oil and gas reserves); and ￮ the weighted average cost of capital (WACC). Auditing management's indicators of impairment assessments for PP&E and JVAs required extensive audit effort and complex auditor judgment, because of the sensitivity of the assessments to the above-mentioned assumptions and because the assumptions are forward-looking and require estimation, which can be affected by future economic and market conditions and are increasingly uncertain because of matters related to climate change and the energy transition. Our response to the risk We obtained an understanding. evaluated the design and tested the operating effectiveness of the controls over Shell's asset impairment process. For example, we evaluated the design and tested the controls over management's determination of future oil and gas prices and refining and chemical margins. To test management's indicators of impairment assessments, we have identified those assumptions most sensitive to change, where such change could result in indicators of impairment that would generate material impairments or impairment reversals. Our procedures included, amongst others: Commodity price assumptions ￮ we have included observations on oil and gas prices in our key audit matter above on climate (The impact of climate change and the energy transition on the Consolidated Financial Statements); and ￮ together with our valuation specialists, we evaluated the reasonableness of Shell's refining and chemical margin assumptions, by comparing these to external independent forecasts and ranges we developed through our own statistical analyses. Oil and gas reserves ￮ we assessed Shell's reserves and resources estimation methods and policies against relevant regulator and other technical guidelines and assessed how these methods and policies had been applied to those assets we selected for testing; ￮ we evaluated the professional qualifications and objectivity of management's internal reservoir engineers, who are responsible for the preparation and then review and approval of the reserve estimates and attended Shell's Upstream Reserves Committee meetings to observe the internal review and endorsement process; ￮ we compared the production volumes related forecasts used in the impairment indicators assessments, with management's approved reserves and resources estimates; ￮ we performed look-back analyses to assess the accuracy of management's historical estimated production volumes versus actual production volumes; and ￮ our most experienced oil and gas team members, which included a reservoir engineer, assessed whether significant additions to, or reductions in, reserves were recorded in the appropriate period, and properly reflected in accordance with Shell's policies and principles. Weighted average cost of capital (WACC) ￮ we involved our valuations specialists to independently calculate our own range for Shell's WACC and compared this to Shell's calculation. The audit procedures were performed primarily by our group engagement team as well as our local audit teams in Australia, UK and USA. Key observations communicated to the Shell Audit and Risk Committee We reported to the Audit and Risk Committee the key procedures that we had performed and the results of those procedures, which are set out below: Commodity price assumptions ￮ See the key audit matter (The impact of climate change and the energy transition on the Consolidated Financial Statements). ￮ Shell's refining and petrochemical margin assumptions were within EY's estimated reasonable range. Oil and gas reserves ￮ The inputs and assumptions used to estimate proved reserves and resources are consistent with Shell's policies and principles. ￮ We are satisfied that there were no changes to the expected production volumes that would trigger an impairment assessment. ￮ There are no indications that the recognition of the reserve volumes beyond 2050, results in an impairment indicator. WACC ￮ Shell used a post-tax WACC of 7.5% (2024: 7.5%) in the impairment indicator assessments performed during the year, other than for the Power business, where a post-tax WACC of 6% (2024: 6%) was used. Shell's methodology used in estimating the groupwide WACC was consistent with the requirements set out in IAS 36. We also reported that the groupwide WACC is within our acceptable range and, whilst Shell's rate for the Power business was marginally below our estimated range, we were satisfied the difference was immaterial. See the Audit and Risk Committee Report on pages 167-175 for details on how the Audit and Risk Committee considered impairments. Also, see Notes 2, 4,12,13 and 14 to the Consolidated Financial Statements. Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued 221 Shell Annual Report and Accounts 2025

6. Our assessment of key audit matters continued Valuation of certain commodity derivatives, as well as the risk of rogue trading, within the Gas & Power portfolio of the Trading & Supply (T&S) function Description of the key audit matter The fair value assessment of certain commodity derivatives, which use more than an insignificant proportion of unobservable inputs, requires management to apply judgement over their valuation. Additionally, there is a higher inherent risk of rogue trading associated to certain of Shell's wider portfolio of over-the-counter derivatives. As described in Note 8 of the Consolidated Financial Statements, for the year ended December 31, 2025, Shell recognised $9.5 billion of revenue related to fair value accounting of commodity derivatives. As set out in Note 26, these commodity derivatives also represented fair value assets and liabilities of $8.8 billion and $5.3 billion, respectively. As set out in Note 2, the fair values of certain commodity derivatives cannot be derived in their entirety from quoted market prices or other observable inputs and instead, are determined using valuation techniques that estimate market-based assumptions relevant to the asset or liability, using more than an insignificant proportion of unobservable inputs. For such contracts, where publicly available information is not available, fair value estimations made by management, were generally determined using models and other valuation methods. Auditing the fair value accounting for the above-described commodity derivatives required extensive audit effort and complex auditor judgement, to assess the reasonableness of the unobservable inputs used by management in their valuations particularly as it pertains to the future prices, volumes and volatility assumptions. In addition, there is a risk of material misstatement arising from rogue trading activity, in relation to certain over-the-counter (OTC) derivatives traded by Shell. This risk arises, because of, among other reasons, trader incentives, the bespoke nature of OTC derivatives, manual nature of certain counterparty confirmation procedures for OTC derivatives and the high volume of transactions that Shell executes. Our response to the risk To respond to the risk of inappropriate valuation of certain commodity derivatives, valued using more than an insignificant proportion of unobservable inputs, we: ￮ obtained an understanding, evaluated the design and tested the operating effectiveness of Shell's controls for determining the fair value of commodity derivatives, where the valuation used more than an insignificant proportion of unobservable inputs. For example, we tested controls over the review of pricing curves and the determination of volumes and volatility assumptions; ￮ obtained an understanding of the commercial rationale of trades by analysing transaction documents and agreements, and through inquiries of management; and ￮ involved EY valuation specialists to assist us, in assessing the reasonableness of Shell's valuation methodology against market practice, analysing whether a consistent framework was applied across the portfolio of such commodity derivatives and testing management's future prices, volumes and volatility assumptions against our own independent assessments. To respond to the risk of rogue trading activity in relation to certain OTC derivatives traded by Shell, we: ￮ obtained an understanding, evaluated the design and tested the operating effectiveness of Shell's controls for mitigating the risk of rogue trading. This included controls over trade confirmations as well as the review of forward pricing curves; ￮ performed external confirmation procedures to assess the existence and completeness of a sample of recorded OTC forward positions. Our tests included, amongst other procedures, requesting a sample of Shell's counterparties to confirm their entire position with Shell and requesting a sample of other counterparties, to provide details of individual OTC trades; ￮ analysed material post-balance sheet date OTC trade entries and cash receipts/disbursements to assess the completeness of the associated OTC derivative recorded as of the balance sheet date; ￮ performed testing of a sample of OTC trades that were unconfirmed or excluded from management's own confirmation process at the balance sheet date. We obtained evidence of the trade's existence at the year-end or validated their exclusion, respectively, for a sample of OTC trades; and ￮ benchmarked a sample of future commodity prices used by management to fair value certain OTC positions against third-party sources. The audit procedures were performed principally by the group engagement team and the UK and US component teams. Key observations communicated to the Shell Audit and Risk Committee We reported to the Audit and Risk Committee the key procedures that we had performed and the results of those procedures, which are set out below: ￮ the valuation of certain commodity derivatives, which are valued using more than an insignificant proportion of unobservable inputs were materially correct and the related unrealised gains and losses have been recorded appropriately in the consolidated financial statements; and ￮ our procedures did not identify rogue trading activity. See the "Audit and Risk Committee Report" on pages 167-175 for details on how the Audit and Risk Committee reviewed the Trading and Supply's control framework. Also see Note 26 to the "Consolidated Financial Statements". Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued 222 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued

7. Our application of materiality

We apply the concept of materiality both in planning and performing the audit and in evaluating the effect of identified misstatements on our audit and in forming our audit opinion.

Overall materiality

What we mean

We define materiality as the magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our procedures.

Determination

Group materiality

We set our preliminary overall materiality for Shell's Consolidated Financial Statements at $1.7 billion (2024: $2.0 billion). We kept this under review throughout the year and reassessed the appropriateness of our original assessment in the light of Shell's results and external market conditions. We did not find it necessary to revise our level of overall materiality.

Parent Company materiality

We determined materiality for the Parent Company to be $1.7 billion (2024: $2.0 billion), which is 0.6% of equity (2024: 0.8%). We concluded that equity remains an appropriate basis to determine materiality for an investment holding company. The range we normally apply when determining materiality on an equity measurement basis is 1- 2%. We applied a lower percentage to align the materiality of the Parent Company with that of the Group.

Our basis of determining materiality

Our assessment of overall materiality that we applied throughout the year was $1.7 billion, which represented 4.6% (2024: 4.3%) of the three-year normalised Adjusted Earnings on a pre-tax basis (see table below). Our approach is the same as that applied in 2024.

Where we measure materiality on a pre-tax earnings basis, we normally apply 5% of the measure. Applying this to the three-year normalised Adjusted pre-tax earnings would indicate materiality of $1.85 billion. In deciding on an appropriate planning materiality to apply in the Shell audit, we judgementally selected $1.7 billion which is lower compared to our planning materiality applied in our 2024 audit and reflective of the actual results in 2025.

Our materiality was derived from an average of Shell's earnings for 2023-2025, including an initial estimate of the 2025 result, on an Adjusted Earnings basis, which we then adjusted for an average effective tax rate. At the end of the year, we reassessed materiality based on the actual results for 2025. As disclosed within the Non-GAAP measures reconciliations within 'Additional Information', the Adjusted Earnings measure aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of non-recurring gains and charges disclosed as identified items. Shell's identified items are disclosed within 'Additional Information', Non-GAAP measures reconciliations, in the section 'Identified items'.

Our key criterion in determining materiality remains our perception of the needs of Shell's stakeholders. We consider which earnings, activity or capital-based measure aligns best with their expectations. In so doing, we apply a 'reasonable investor perspective', which reflects our understanding of the common financial information needs of the members of Shell as a group.

In our view these needs are best met by basing materiality on normalised Adjusted Earnings on a pre-tax basis. Through applying a normalised earnings approach, large year-on-year swings in materiality are minimised. These swings would be driven primarily by commodity price fluctuations rather than specific structural changes to Shell's business. In addition, an Adjusted Earnings approach is consistent with the presentation of Shell's segment earnings, which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

The Adjusted Earnings were as follows:

$ billion	2025	2024	2023
Adjusted Earnings*	18.5	23.7	28.2
Tax impact based on the effective tax rate	12.1	15.0	13.7
Adjusted Earnings on a pre-tax basis	30.6	38.7	41.9
Materiality percentage on the average Adjusted Earnings pre-tax - 2023-2025	4.6%	4.3%	4.7%

* Non-GAAP measure. See page 430.

223 Shell Annual Report and Accounts 2025

7. Our application of materiality continued Performance materiality What we mean Having established overall materiality, we determined 'performance materiality', which represents our tolerance for misstatement in an individual account or balance. It is calculated as a percentage of overall materiality in order to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceed overall materiality of $1.7 billion for Shell's financial statements as a whole. We assigned performance materiality to our various in- scope operating units. The performance materiality allocation is dependent on the size of the operating unit, measured by its contribution of earnings to Shell, or other appropriate metric, and the risk associated with the operating unit. Determination In our assessment for 2025, we considered the nature, number and impact of the audit differences identified in 2024 and the Group's overall control environment. Based on our assessment of these factors, our judgement was that performance materiality for the 2025 audit should be 75% (2024: 75%) of our overall materiality or $1.275 billion (2024: $1.5 billion). We determined that the same performance materiality level applies for the Parent Company. The level of materiality that we applied in undertaking our audit work at the operating unit level, for the purpose of responding to the assessed risks of material misstatement of the Consolidated Financial Statements, was determined by applying a percentage of our total performance materiality. This percentage is based on the relative scale and risk of the operating unit to Shell as a whole and our assessment of the risk of material misstatement at that operating unit. In 2025 the range of materiality applied at the operating unit level was $190 million to $820 million (2024: $220 million to $970 million). The performance materiality was kept under ongoing review, but the conclusion remained unchanged at our year-end re-assessment of materiality and performance materiality. Audit difference reporting threshold What we mean This is the amount below which identified misstatements are clearly trivial. The threshold is the level above which we collate and report audit differences to the Audit and Risk Committee. We also report differences below that threshold that, in our view, warrant reporting on qualitative grounds. We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in the light of other relevant qualitative considerations in forming our opinion. Determination We agreed with the Audit and Risk Committee that we would report to the Committee all audit differences more than $85 million (2024: $100 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. This represents 5% of our planning materiality (2024: 5%). Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued 224 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued

8. Our scope of the audit of Shell's financial statements

What we mean

We are required to establish an overall audit strategy that sets the scope, timing, and direction of our audit. Audit scope comprises the physical locations, operating units, activities, and processes to be audited that, in aggregate, provide us with sufficient appropriate audit evidence on which to base our audit opinion.

Our audit scoping reflects the requirements of ISA (UK) 600 (Revised). We have followed a risk-based approach when developing our audit approach to obtain sufficient appropriate audit evidence on which to base our audit opinion. We performed risk assessment procedures, with input from our component auditors, to identify and assess risks of material misstatement of the Group financial statements and identified significant accounts and disclosures.

Criteria for determining our audit scope and selection of in-scope operating units

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determined our audit scope for each operating unit within Shell which, when taken together, enabled us to form an opinion on the consolidated financial statements. Our audit effort was focused towards higher risk areas, such as management judgements and on operating units that we considered significant based upon size, complexity or risk.

We assessed our 2025 audit scope following the completion of our 2024 audit. We identified those Areas of Operation (AoOs or operating units) that were significant by virtue of their contribution to Shell's results or significant by virtue of their associated risk or complexity. In identifying the AoOs where we would perform audit procedures, we considered our understanding of Shell and its operating environment, the potential impact of climate change on the AoO, the Group's system of internal control at the entity level, centralised processes and IT applications. We also considered the history or expectation of unusual or complex transactions, potential for material misstatements, the previous effectiveness of controls, our fraud assessment and internal audit findings. We then considered the adequacy of account coverage and remaining audit risk of AoOs not directly covered by audit procedures. Finally, we assessed the appropriateness of our audit scope by comparing to the prior year; ensured that there was sufficient unpredictability in our scope and made the necessary changes where appropriate. We applied our Risk Scan analytics techniques, which consolidate internal and external data to inform us on higher risk components to be included in scope. This allowed us to risk rate the Group's operating units. We identified 90 operating units where we believed that it was appropriate to carry out targeted testing.

By following this approach, our audit effort focused on higher risk areas, such as management judgements. Our group wide procedures enabled us to obtain audit evidence over the AoOs that were not full, specific or specified procedure scope.

We did not make substantial changes to our 2024 assessment of the components where we performed audit procedures.

We determined that certain centralised audit procedures could be performed in the following audit areas: the impact of climate change and the energy transition; impairment assessment of property plant and equipment (PP&E) and joint ventures and associates (JVAs); and valuation of certain commodity derivatives, as a well as risk of rogue trading, within the Gas & Power portfolio of the T&S function.

We identified 90 components as individually relevant to the Group due to significant risk or an area of higher assessed risk of material misstatement of the Group financial statements being associated with the components.

For those individually relevant components, we identified the significant accounts where audit work was required to be performed at these components by applying professional judgement. This was done having considered the significant accounts on which centralised procedures will be performed, the reasons for identifying the financial reporting component as an individually relevant component and the size of the component's account balance relative to the group significant financial statement account balance.

We considered whether the remaining group significant account balances not yet subject to audit procedures, in aggregate, could give rise to a risk of material misstatement of the Group financial statements. No additional components of the group were included in our audit scope to address these risks.

Having identified the components for which work will be performed, we determined the scope to assign to each component.

Our scoping to address the risk of material misstatement for each key audit matter is set out in the Key audit matters section of our report.

We kept our audit scope under review throughout the year to reflect changes in Shell's underlying business and risks; however, no significant changes were required. The table below illustrates the scope of work performed by our audit teams:

Operating units	2024	2024	No. of countries	Basis of inclusion	Extent of procedures
Full scope	7	7	6	Size and significant risk	Complete financial information
Specific scope	42	49	10	Significant risk or higher risk estimates	Individual account balances
Specified procedures[1]	41	31	19	Other risk factors	Individual account balances
Other procedures	848	893	101	Residual risk of error	Supplementary audit procedures[2]
Total	938	980			

1 These procedures were performed by components and at the group level, to address specified risks of the audit or for audit coverage purposes.
2 We performed supplementary audit procedures in relation to Shell's centralised group accounting and reporting processes. These included, but were not limited to, addressing the implications of significant and complex accounting matters across all operating units, procedures over revenue to cash process analytics, review of impairment or impairment reversal indicators by segments, procedures over the forecasts as they relate to deferred tax asset recoverability and review of pension scheme assumptions, procedures over unusual accounting transactions including trading mark-to-market valuations, acquisitions, divestments and redundancies, addressing the appropriate elimination of intercompany balances and the completeness of provisions for litigation and other claims, including those related to non-compliance with laws and regulations. We performed testing of both manual and consolidation journal entries throughout the year, homogenous processes, and controls at the Business Service Centres (BSCs) and testing of group wide IT systems. We performed a disaggregated analytical review on each financial statement line item and also tested Shell's analytical procedures performed at a group, segment and function level.

225 Shell Annual Report and Accounts 2025

8. Our scope of the audit of Shell's financial statements continued Group evaluation, review and oversight of component teams The group engagement partner and Senior Statutory Auditor, David Canning-Jones, has overall responsibility for the direction, supervision and performance of the Shell audit engagement in compliance with professional standards and applicable legal and regulatory requirements. He is supported by segment and function partners and, who together with related staff comprise the integrated group engagement team. This group engagement team established the overall group audit strategy, communicated with component auditors, performed work on the consolidation process, and evaluated the conclusions drawn from the audit evidence as the basis for forming EY's opinion on the group financial statements. The group engagement team is responsible for directing, supervising, evaluating and reviewing the work of EY global network firms operating under its instruction (local EY teams) to assess whether: ￮ the local EY audit team had the appropriate level of experience; ￮ the work was performed and documented to a sufficiently high standard; ￮ the local EY audit team demonstrated that they had challenged management sufficiently and had executed their audit procedures with an appropriate level of scepticism; and ￮ there is sufficient appropriate audit evidence to support the conclusions reached. Members of the group engagement team provide direct oversight, review, and coordination of our BSC audit teams. Our BSC audit teams performed centralised testing in the BSCs for certain accounts, including revenue, cash and payroll. In establishing our overall approach to the group audit, we determined the type of work that needed to be undertaken at each of the operating units or BSCs by the group engagement team or by auditors from other local EY teams. For the operating units where the work was performed by local EY auditors, we determined the appropriate level of involvement of the group engagement team to enable us to conclude that sufficient appropriate audit evidence had been obtained, as a basis for our opinion on the Group as a whole. The group engagement team provided detailed instructions to our component teams to drive the audit strategy and execution in a coordinated manner. Group audit partners physically visited Brazil, India, Malaysia, Philippines, Argentina, Poland and the USA, covering operating units, functions and BSCs. The Senior Statutory Auditor physically visited India, Poland and the USA. During our visits, we exercised direction, supervision, oversight and review of our overseas EY audit teams. We were satisfied that we have had adequate involvement in their work and that we exercised sufficient and appropriate direction to the component teams. The group engagement team interacted regularly with the component teams where appropriate during various stages of the audit, reviewed relevant working papers, as well as holding formal closing meetings and were responsible for the scope and direction of the audit process. Where relevant, the section on key audit matters details the level of involvement we had with component auditors to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole. This, together with the additional procedures performed at Group level, gave us sufficient and appropriate audit evidence for our opinion on the Group financial statements. 9. Other information The other information comprises the information included in the Annual Report including the Introduction, Strategic Report, Governance, Supplementary Information – oil and gas (unaudited), Sustainability Statements and Additional Information sections, other than the consolidated financial statements and parent company financial statements and our auditor's reports thereon. The Directors are responsible for the other information contained within the Annual Report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance or conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard. 10. Opinions on Other matters prescribed by the Companies Act 2006 In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006. In our opinion, based on the work undertaken in the course of the audit: ￮ the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and ￮ the strategic report and the directors' report have been prepared in accordance with applicable legal requirements. Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued 226 Shell Annual Report and Accounts 2025

11. Matters on which we are required to report by exception In the light of the knowledge and understanding of the Group and the Parent Company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report. We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion: ￮ adequate accounting records have not been kept by the Parent company, or returns adequate for our audit have not been received from branches not visited by us; or ￮ the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or ￮ certain disclosures of directors' remuneration specified by law are not made; or ￮ we have not received all the information and explanations we require for our audit. 12. Corporate Governance Statement We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group and company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the UK Listing Rules. Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit: ￮ Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out in the "Other regulatory and statutory information" section; ￮ Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate set out in the "Other regulatory and statutory information" section; ￮ Director's statement on whether it has a reasonable expectation that the group will be able to continue in operation and meets its liabilities set out in the "Other regulatory and statutory information" section; ￮ Directors' statement on fair, balanced and understandable set out in the "Other regulatory and statutory information" section; ￮ Board's confirmation that it has carried out a robust assessment of the emerging and principal risks set out in the "Other regulatory and statutory information" section; ￮ The section of the annual report that describes the review of effectiveness of risk management and internal control systems set out in the "Other regulatory and statutory information" section; and ￮ The section describing the work of the audit and risk committee set out in the "Other regulatory and statutory information" section. 13. Responsibilities of the Directors' As explained more fully in the statement of Directors' responsibilities set out in the "Other regulatory and statutory information" section, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the Directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the Directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so. 14. Auditor's responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. 15. Explanation as to what extent our audit was considered capable of detecting irregularities, including fraud Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the entity and management. Our approach was as follows: ￮ we obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are those that relate to the reporting framework (UK adopted international accounting standards, IFRS as issued by the IASB, Companies Act 2006, the UK Corporate Governance Code, the US Securities Exchange Act of 1934 and the Listing Rules of the UK Listing Authority) and the relevant tax compliance regulations in the jurisdictions in which the Group operates. In addition, we concluded that there are certain significant laws and regulations that may have an effect on the determination of the amounts and disclosures in the financial statements and those laws and regulations relating to health and safety, employee matters, environmental, and bribery and corruption practices. Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued 227 Shell Annual Report and Accounts 2025

15. Explanation as to what extent our audit was considered capable of detecting irregularities, including fraud continued ￮ we understood how Shell is complying with those frameworks by making enquiries of management, internal audit, and those responsible for legal and compliance procedures. We corroborated our enquiries through our review of Board minutes and correspondence received from regulatory bodies and noted that there was no contradictory evidence. ￮ we assessed the susceptibility of Shell's financial statements to material misstatement, including how fraud might occur. We involved our forensic specialists to assess the Group's overall Fraud Risk Management framework and deploy a tool which helps analyse electronic documents used as audit evidence, to identify characteristics of documents that can be indicators of alteration or inauthenticity. In addition, we utilised internal and external information to perform a fraud risk assessment for each of the countries of operation. We considered the risk of fraud through management override and, in response, we incorporated data analytics across manual journal entries into our audit approach. Where deemed appropriate we have substantially tested third party vendors transactions in high-risk jurisdictions. We utilised a suite of digital tools in our assessment of fraud and management override including the aforementioned document authenticity tool. ￮ based on the results of our risk assessment we designed our audit procedures to identify non-compliance with such laws and regulations identified above. Our procedures involved journal entry testing, with a focus on journals meeting our defined risk criteria based on our understanding of the business; enquiries of legal counsel, group management, internal audit and all full and specific scope management; review of the volume and nature of complaints received by the whistleblowing hotline during the year; review of internal audit reports issued during the year; review of news releases published by external parties. ￮ if instances of non-compliance with laws and regulations were identified, these were communicated to the group engagement team and the relevant local EY teams who performed sufficient and appropriate audit procedures, supplemented by audit procedures performed at the group level. A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at frc.org.uk/auditors responsibilities. This description forms part of our auditor's report. 16. Other matters we are required to address Following the recommendation of the Audit and Risk Committee, we were re-appointed by the Group during Shell plc's Annual General Meeting (AGM) on May 20, 2025, as auditors of Shell to hold office until the conclusion of the next AGM of the Company, and signed an engagement letter and addendums to the engagement signed on January 17, 2024, July, 30 2024 and 28 June 2025, respectively. Our total uninterrupted period of engagement is ten years covering periods from our appointment through to the period ended December 31, 2025. Our audit opinion is consistent with our additional report to the Audit and Risk Committee explaining the results of our audit. 17. Use of our report This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed. /s/ David Canning-Jones (Senior Statutory Auditor) David Canning - Jones Senior Statutory Auditor for and on behalf of Ernst & Young LLP, Statutory Auditor London March 11, 2026 Financial Statements and Supplements | Independent Auditor's Report to the members of Shell plc continued 228 Shell Annual Report and Accounts 2025

Consolidated Financial Statements 230 Consolidated Statement of Income 230 Consolidated Statement of Comprehensive Income 231 Consolidated Balance Sheet 232 Consolidated Statement of Changes in Equity 233 Consolidated Statement of Cash Flows 234 Notes to the Consolidated Financial Statements 234 Note 1 Basis of preparation 234 Note 2 Material accounting policies, judgements and estimates 244 Note 3 Changes to IFRS not yet adopted 244 Note 4 Climate change and energy transition 256 Note 5 Emission schemes and related environmental programmes 258 Note 6 Capital management 259 Note 7 Segment information 267 Note 8 Revenue 268 Note 9 Interest and other income 268 Note 10 Interest expense 268 Note 11 Goodwill and other intangible assets 269 Note 12 Property, plant and equipment 271 Note 13 Impairment of property, plant and equipment, goodwill and other intangible assets 274 Note 14 Joint ventures and associates 275 Note 15 Investments in securities 275 Note 16 Trade and other receivables 276 Note 17 Inventories 276 Note 18 Cash and cash equivalents 277 Note 19 Assets held for sale 277 Note 20 Trade and other payables 278 Note 21 Debt 280 Note 22 Leases 281 Note 23 Taxation 284 Note 24 Retirement benefits 291 Note 25 Decommissioning and other provisions 292 Note 26 Financial instruments 299 Note 27 Share capital 299 Note 28 Share-based compensation plans and shares held in trust 300 Note 29 Other reserves 302 Note 30 Dividends 302 Note 31 Earnings per share 302 Note 32 Legal proceedings and other contingencies 305 Note 33 Employees 305 Note 34 Directors and Senior Management 306 Note 35 Auditor's remuneration 306 Note 36 Post-balance sheet events Financial Statements and Supplements 229 Shell Annual Report and Accounts 2025

Consolidated Statement of Income for the year ended December 31, 2025 $ million Notes 2025 2024 2023 Revenue 8 266,886 284,312 316,620 Share of profit of joint ventures and associates 14 1,618 2,993 3,725 Interest and other income 9 5,227 1,724 2,838 Total revenue and other income 273,731 289,029 323,183 Purchases 177,194 188,120 212,883 Production and manufacturing expenses 7 21,898 23,379 25,240 Selling, distribution and administrative expenses 7 12,607 12,439 13,433 Research and development 7 1,170 1,099 1,287 Exploration 7 1,136 2,411 1,750 Depreciation, depletion and amortisation 7 25,299 26,872 31,290 Interest expense 10 4,671 4,787 4,673 Total expenditure 243,975 259,107 290,556 Income before taxation 29,756 29,922 32,627 Taxation charge 23 11,637 13,401 12,991 Income for the period 7 18,119 16,521 19,636 Income attributable to non-controlling interest 282 427 277 Income attributable to Shell plc shareholders 17,837 16,094 19,359 Basic earnings per share ($) 31 3.03 2.55 2.88 Diluted earnings per share ($) 31 3.00 2.53 2.85 Consolidated Statement of Comprehensive Income for the year ended December 31, 2025 $ million Notes 2025 2024 2023 Income for the period 7 18,119 16,521 19,636 Other comprehensive income/(loss) net of tax Items that may be reclassified to income in later periods: Currency translation differences 29 5,917 (3,248) 1,397 Debt instruments remeasurements 29 24 5 41 Cash flow hedging (losses)/gains 29 (199) 216 71 Net investment hedging gains/(losses) 29 16 — (44) Deferred cost of hedging 29 (32) (73) (148) Share of other comprehensive income/(loss) of joint ventures and associates 14 165 (118) 18 Total 5,891 (3,218) 1,335 Items that are not reclassified to income in later periods: Retirement benefits remeasurements 29 (4,156) 1,407 (1,083) Equity instruments remeasurements 29 (41) 28 (99) Share of other comprehensive (loss)/income of joint ventures and associates 14 (34) 47 (201) Total (4,231) 1,482 (1,383) Other comprehensive income/(loss) for the period 1,660 (1,736) (48) Comprehensive income for the period 19,779 14,785 19,588 Comprehensive income attributable to non-controlling interest 475 406 312 Comprehensive income attributable to Shell plc shareholders 19,304 14,379 19,276 Financial Statements and Supplements | Consolidated Financial Statements continued 230 Shell Annual Report and Accounts 2025

Consolidated Balance Sheet as at December 31, 2025 $ million Notes Dec 31, 2025 Dec 31, 2024 Assets Non-current assets Goodwill 11 15,662 16,032 Other intangible assets 11 11,010 9,480 Property, plant and equipment 12 185,077 185,219 Joint ventures and associates 14 27,775 23,445 Investments in securities 15 1,557 2,255 Deferred tax 23 8,173 6,857 Retirement benefits 24 5,052 10,003 Trade and other receivables 16 8,252 6,018 Derivative financial instruments 26 619 374 263,177 259,683 Current assets Inventories 17 22,216 23,426 Trade and other receivables 16 44,597 45,860 Derivative financial instruments 26 9,114 9,673 Cash and cash equivalents 18 30,216 39,110 106,143 118,069 Assets classified as held for sale 19 1,030 9,857 107,173 127,926 Total assets 370,350 387,609 Liabilities Non-current liabilities Debt 21 66,515 65,448 Trade and other payables 20 4,463 3,290 Derivative financial instruments 26 1,108 2,185 Deferred tax 23 11,983 13,505 Retirement benefits 24 7,136 6,752 Decommissioning and other provisions 25 21,411 21,227 112,616 112,407 Current liabilities Debt 21 9,128 11,630 Trade and other payables 20 57,770 60,693 Derivative financial instruments 26 5,664 7,391 Income taxes payable 23 3,149 4,648 Decommissioning and other provisions 25 5,884 4,469 81,595 88,831 Liabilities directly associated with assets classified as held for sale 19 820 6,203 82,415 95,034 Total liabilities 195,031 207,441 Equity Share capital 27 477 510 Shares held in trust (847) (803) Other reserves 29 21,234 19,766 Retained earnings 153,528 158,834 Equity attributable to Shell plc shareholders 174,392 178,307 Non-controlling interest 927 1,861 Total equity 175,319 180,168 Total liabilities and equity 370,350 387,609 Signed on behalf of the Board /s/ Sinead Gorman Sinead Gorman Chief Financial Officer March 11, 2026 Financial Statements and Supplements | Consolidated Financial Statements continued 231 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Consolidated Financial Statements continued

Consolidated Statement of Changes in Equity
for the year ended December 31, 2025

$ million

	Equity attributable to Shell plc shareholders						
	Share capital (see Note 27)	Shares held in trust	Other reserves (see Note 29)	Retained earnings	Total	Non-controlling interest [C]	Total equity
At January 1, 2025	**510**	**(803)**	**19,766**	**158,834**	**178,307**	**1,861**	**180,168**
Comprehensive income for the period	–	–	1,467	17,837	19,304	475	19,779
Transfer from other comprehensive income	–	–	26	(26)	–	–	–
Dividends (see Note 30) [A]	–	–	–	(8,472)	(8,472)	(147)	(8,619)
Repurchases of shares [B]	(33)	–	33	(14,070)	(14,070)	–	(14,070)
Share-based compensation	–	(44)	(58)	(396)	(498)	–	(498)
Other changes	–	–	–	(179)	(179)	(1,262)	(1,441)
At December 31, 2025	**477**	**(847)**	**21,234**	**153,528**	**174,392**	**927**	**175,319**
At January 1, 2024	**544**	**(997)**	**21,145**	**165,915**	**186,607**	**1,755**	**188,362**
Comprehensive income for the period	–	–	(1,715)	16,094	14,379	406	14,785
Transfer from other comprehensive income	–	–	193	(193)	–	–	–
Dividends (see Note 30) [A]	–	–	–	(8,668)	(8,668)	(308)	(8,976)
Repurchases of shares	(34)	–	34	(14,057)	(14,057)	–	(14,057)
Share-based compensation	–	194	109	(354)	(51)	–	(51)
Other changes	–	–	–	97	97	8	105
December 31, 2024	**510**	**(803)**	**19,766**	**158,834**	**178,307**	**1,861**	**180,168**
At January 1, 2023	**584**	**(726)**	**21,132**	**169,482**	**190,472**	**2,125**	**192,597**
Comprehensive income for the period	–	–	(83)	19,359	19,276	312	19,588
Transfer from other comprehensive income	–	–	(112)	112	–	–	–
Dividends (see Note 30) [A]	–	–	–	(8,389)	(8,389)	(764)	(9,153)
Repurchases of shares	(40)	–	40	(14,571)	(14,571)	–	(14,571)
Share-based compensation	–	(271)	168	(85)	(188)	–	(188)
Other changes	–	–	–	7	7	82	89
At December 31, 2023	**544**	**(997)**	**21,145**	**165,915**	**186,607**	**1,755**	**188,362**

[A] The amount charged to retained earnings is based on prevailing exchange rates on the payment date.
[B] Includes shares committed to repurchase under irrevocable contracts and repurchases subject to settlement at the end of the year. (See Note 27).
[C] The decrease in non-controlling interest since December 31, 2024, is mainly attributable to the completion of the swap of Shell's remaining 10% mining interest in exchange for an additional 10% interest in the Scotford upgrader and Quest Carbon Capture (CCS) facility, in 2025.

232 Shell Annual Report and Accounts 2025

Consolidated Statement of Cash Flows for the year ended December 31, 2025 $ million Notes 2025 2024 2023 Income before taxation for the period 29,756 29,922 32,627 Adjustment for: Interest expense (net) 2,714 2,415 2,360 Depreciation, depletion and amortisation 25,299 26,872 31,290 Exploration well write-offs 12 377 1,622 868 Net (gains)/losses on sale and revaluation of non-current assets and businesses (3,190) 288 (246) Share of profit of joint ventures and associates (1,618) (2,993) (3,725) Dividends received from joint ventures and associates 4,572 3,632 3,674 Decrease in inventories 1,916 1,273 6,325 Decrease in current receivables 2,240 6,578 12,401 Decrease in current payables (5,959) (5,789) (11,581) Derivative financial instruments (98) 2,484 (5,723) Retirement benefits (341) (326) (37) Decommissioning and other provisions (1,385) (828) 220 Other 218 1,539 (550) Tax paid (11,638) (12,002) (13,712) Cash flow from operating activities 42,863 54,687 54,191 Cash capital expenditure (20,915) (21,085) (24,392) Capital expenditure 7 (18,947) (19,601) (22,993) Investments in joint ventures and associates 7 (1,886) (1,404) (1,202) Investments in equity securities 7 (82) (80) (197) Proceeds from sale of property, plant and equipment and businesses 1,148 1,621 2,565 Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans 1,205 590 474 Proceeds from sale of equity securities 33 582 51 Interest received 1,956 2,399 2,124 Other investing cash inflows 2,625 4,576 4,269 Other investing cash outflows (2,863) (3,838) (2,825) Cash flow from investing activities (16,811) (15,155) (17,734) Net decrease in debt with maturity period within three months (262) (310) (211) Other debt: New borrowings 2,920 363 1,029 Repayments (11,806) (9,672) (10,650) Interest paid (4,104) (4,557) (4,441) Derivative financial instruments 1,256 (594) 723 Change in non-controlling interest (18) (15) (22) Cash dividends paid to: Shell plc shareholders (8,472) (8,668) (8,393) Non-controlling interest (147) (295) (764) Repurchases of shares (13,879) (13,898) (14,617) Shares held in trust: net purchases and dividends received (1,300) (789) (889) Cash flow from financing activities (35,812) (38,435) (38,235) Effects of exchange rate changes on cash and cash equivalents 866 (761) 306 (Decrease)/increase in cash and cash equivalents (8,894) 336 (1,472) Cash and cash equivalents at beginning of year 39,110 38,774 40,246 Cash and cash equivalents at end of year 18 30,216 39,110 38,774 Financial Statements and Supplements | Consolidated Financial Statements continued 233 Shell Annual Report and Accounts 2025

Notes to the Consolidated Financial Statements 1. Basis of preparation The Consolidated Financial Statements of Shell plc (the "Company") and its subsidiaries (collectively referred to as "Shell") have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the UK Companies Act 2006 as applicable to companies reporting under those standards. As applied to Shell, there are no material differences from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); therefore, the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. As described in the accounting policies in Note 2, the Consolidated Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods. The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 11, 2026. Going concern These Consolidated Financial Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption over the period to June 30, 2027 (the "going concern period"), management has stress-tested Shell's most recent financial projections to incorporate a range of potential future outcomes by considering Shell's principal risks, potential downside pressures on commodity prices and long-term demand, and cash preservation measures, including reduced future cash capital expenditure and shareholder distributions. This assessment confirmed that Shell has adequate cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the audited Consolidated Financial Statements. 2. Material accounting policies, judgements and estimates This Note describes Shell's material accounting policies. It allows for an understanding as to how material transactions, other events and conditions are reported. It also describes: (a) judgements, apart from those involving estimations, that management makes in applying the policies that have the most significant effect on the amounts recognised in the Consolidated Financial Statements; and (b) estimations, including assumptions about the future, that management makes in applying the policies. The sources of estimation uncertainty that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are specifically identified as a significant estimate. The accounting policies applied are consistent with those of the previous financial year. Nature of the Consolidated Financial Statements The Consolidated Financial Statements are presented in US dollars (dollars) and comprise the financial statements of the Company and its subsidiaries, being those entities over which the Company has control, either directly or indirectly, through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities. Information about subsidiaries at December 31, 2025, can be found in "Appendix 1: Significant subsidiaries and other related undertakings (audited)". Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases, using consistent accounting policies. All inter-company balances and transactions, including unrealised profits arising from such transactions, are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interest represents the proportion of income, other comprehensive income and net assets in subsidiaries that is not attributable to the Company's shareholders. Financial Statements and Supplements 234 Shell Annual Report and Accounts 2025

2. Material accounting policies, judgements and estimates continued Currency translation Foreign currency transactions are translated using the exchange rate at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at quarter-end exchange rates of monetary assets and liabilities denominated in foreign currencies (including those in respect of inter-company balances, unless related to loans of a long-term investment nature) are recognised in income unless when recognised in other comprehensive income in respect of cash flow or net investment hedges. Foreign exchange gains and losses in income are presented within interest and other income or within purchases where not related to financing. Share capital issued in currencies other than the dollar is translated at the exchange rate at the date of issue. On consolidation, assets and liabilities of non-dollar entities are translated to dollars at year-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at monthly average rates. The resulting translation differences are recognised as currency translation differences within other comprehensive income. Upon sale of all or part of an interest in, or upon liquidation of, a foreign operation, the appropriate portion of cumulative currency translation differences related to that entity is generally recognised in income. Revenue recognition Revenue from sales of oil, natural gas, chemicals and other products is recognised at the transaction price to which Shell expects to be entitled, after deducting sales taxes, excise duties and similar levies. For contracts that contain separate performance obligations, the transaction price is allocated to those separate performance obligations by reference to their relative stand-alone selling prices. Revenue is recognised when control of the products has been transferred to the customer. For sales by Integrated Gas and Upstream operations, this generally occurs when the product is physically transferred into a vessel, pipe or other delivery mechanism; for sales by refining operations, it is either when the product is placed on board a vessel or offloaded from the vessel, depending on the contractually agreed terms; and for sales of oil products and chemicals, it is either at the point of delivery or the point of receipt, depending on contractual conditions. Revenue resulting from hydrocarbon production from properties in which Shell has an interest with partners in joint arrangements is recognised on the basis of Shell's volumes lifted and sold. Revenue resulting from the production of oil and natural gas under production-sharing contracts (PSCs) is recognised for those amounts relating to Shell's cost recoveries and Shell's share of the remaining production. Gains and losses on derivative contracts and the revenue and costs associated with other contracts that are classified as held primarily for the purpose of being traded are reported on a net basis in the Consolidated Statement of Income. Purchases and sales of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstocks for refinery operations are presented net in the Consolidated Statement of Income. Revenue resulting from arrangements that are not considered contracts with customers is presented as revenue from other sources. Research and development Development costs that are expected to generate probable future economic benefits are capitalised as intangible assets. All other research and development expenditure is recognised in the Consolidated Statement of Income as incurred. Exploration costs Hydrocarbon exploration costs are accounted for under the successful efforts method: exploration costs are recognised in the Consolidated Statement of Income when incurred, except that exploratory drilling costs, including in respect of the recapitalisation of depreciation, are included in property, plant and equipment pending determination of proved reserves. Exploration costs capitalised in respect of exploration wells that are more than 12 months old are written off unless: (a) proved reserves are booked; or (b) (i) they have found commercially producible quantities of reserves; and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project. Property, plant and equipment and intangible assets other than goodwill Recognition Property, plant and equipment comprise assets owned by Shell, assets held by Shell under lease contracts and assets operated by Shell as contractor in PSCs. They include rights and concessions in respect of properties with proved reserves ("proved properties") and with no proved reserves ("unproved properties"). Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recognised in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see "provisions"), certain development costs (see "research and development") and the effects of associated cash flow hedges (see "financial instruments") as applicable. Interest is capitalised as an increase in property, plant and equipment on major capital projects during construction. The accounting for exploration costs is described separately (see "exploration costs"). Intangible assets other than goodwill include acquired liquefied natural gas (LNG) off-take and sales contracts, environmental certificates, power purchase agreements, software costs, retail customer relationships and trademarks. Property, plant and equipment and intangible assets other than goodwill are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Gains and losses on sale are determined by comparing the proceeds with the carrying amounts of assets sold and are recognised in the Consolidated Statement of Income, within interest and other income. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 235 Shell Annual Report and Accounts 2025

2. Material accounting policies, judgements and estimates continued An asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, which is when the sale is highly probable, and it is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. Assets classified as held for sale are measured at the lower of the carrying amount upon classification and the fair value less costs to sell. Assets classified as held for sale and the associated liabilities are presented separately from other assets and liabilities in the Consolidated Balance Sheet. Once assets are classified as held for sale, property, plant and equipment and intangible assets other than goodwill are no longer subject to depreciation or amortisation. Depreciation, depletion and amortisation Property, plant and equipment related to hydrocarbon production activities are in principle depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, other than assets whose useful lives differ from the lifetime of the field, which are depreciated on a straight-line basis over the asset's useful life. For certain Integrated Gas and Upstream assets, the use of proved developed reserves, which are determined using the Securities and Exchange Commission (SEC) mandated yearly average oil and gas prices, could result in depreciation charges for these assets which do not reflect the pattern in which their future economic benefits are expected to be consumed as, for example, it may result in assets with long-term expected lives having accelerated depreciation or being fully depreciated within one year. Therefore, in these instances, other approaches are applied to determine a reserves base for the purpose of calculating depreciation, such as using management's expectations of future oil and gas prices rather than yearly average prices and using total proved reserves to provide a phasing of periodic depreciation charges that more appropriately reflects the expected utilisation of the assets concerned. (See Note 12). Rights and concessions in respect of proved properties are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Where individually insignificant, unproved properties may be grouped and depreciated based on factors such as the average concession term and past experience of recognising proved reserves. Property, plant and equipment held under lease contracts, capitalised LNG off-take and sales contracts and power purchase agreements are depreciated or amortised over the term of the respective contract. Other property, plant and equipment and intangible assets other than goodwill are depreciated or amortised on a straight-line basis over their estimated useful lives. They include energy and chemicals parks (for which the useful life is generally 20 years), retail service stations (for which the useful life is generally 15 years) and major inspection costs, which are depreciated over the estimated period before the next planned major inspection (three to five years). Estimates of the useful lives and residual values of property, plant and equipment and intangible assets other than goodwill are reviewed annually and adjusted if appropriate. On classification of an asset as held for sale, depreciation ceases. Impairment Intangible assets other than goodwill and assets other than unproved properties (see "Exploration costs") are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If such indicators exist, the asset is tested to determine whether its carrying amount exceeds its recoverable amount. A write-down is recognised only when the carrying amount is greater than the recoverable amount, which is the higher of fair value less costs of disposal (see "Fair value measurements") and value in use. Value in use is determined as the amount of estimated risk-adjusted discounted future cash flows. For this purpose, assets are grouped into cash- generating units based on separately identifiable and largely independent cash inflows. Estimates of future cash flows used in the evaluation of impairment of assets are made using management's forecasts of commodity prices, market supply and demand, potential costs associated with operational greenhouse gas (GHG) emissions, mainly related to CO2, and forecast product, refining and chemical margins. In addition, management takes into consideration the expected useful lives of the manufacturing facilities, exploration and production assets, and expected production volumes. The latter takes into account assessments of field and reservoir performance and includes expectations about both proved reserves and volumes that are expected to constitute proved reserves in the future (unproved volumes), which are risk-weighted utilising geological, production, recovery and economic projections. Cash flow projections are based on management's most recent Operating Plan that represents management's best estimate and are risked as appropriate. The discount rate is based on a nominal post-tax weighted average cost of capital (WACC). Using a post-tax discount rate to calculate value in use does not result in a materially different outcome than using a pre-tax discount rate. (See Note 13). Impairments are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed. Impairment losses and reversals are reported within depreciation, depletion and amortisation. Upon classification of an asset as held for sale, the carrying amount is impaired if this exceeds the fair value less costs to sell. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 236 Shell Annual Report and Accounts 2025

2. Material accounting policies, judgements and estimates continued Judgements and estimates Proved oil and gas reserves Unit-of-production depreciation, depletion and amortisation charges are principally measured based on management's estimates of proved developed oil and gas reserves. Exploration drilling costs are capitalised pending the results of further exploration or appraisal activity (successful efforts method), which may take place for several years before the final investment decision on a development project is taken and before any related proved reserves can be booked. Proved reserves are estimated by internal qualified professionals. The proved reserves are estimated with reasonable certainty by analysis of available geological and engineering data at the time of the estimation, and only include volumes for which access to market is assured with reasonable expectation. Yearly average oil and gas prices are used for the estimation of proved reserves unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Proved reserves are subject to regular revision, both upward or downward, based on new information from the drilling of additional wells, observation of long-term reservoir performance under producing conditions, updates of development plans and changes in economic factors, including product prices, contract terms, legislation or development plans. Changes to estimates of proved developed reserves affect prospectively the amounts of depreciation, depletion and amortisation charged and, consequently, the carrying amounts of exploration and production assets. Generally, in the normal course of business the diversity of the asset portfolio will limit the net effect of such revisions. The outcome of, or assessment of plans for, exploration or appraisal activity may result in the related capitalised exploration drilling costs being recognised in the Consolidated Statement of Income in that period. Judgement is involved in determining when to use an alternative reserves base in order to appropriately reflect the expected utilisation of the assets concerned (see "Depreciation, depletion and amortisation"). Information about the carrying amounts of exploration and production assets and the amounts charged to the Consolidated Statement of Income, including depreciation, depletion and amortisation and the quantitative impact of the use of an alternative reserves base, when relevant, is presented in Note 12. Impairment For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment loss or its reversal, the key assumptions management uses in estimating risk-adjusted future cash flows for value in use measures are future oil and gas prices and product margins, including refining and chemical margins. In addition, management uses other assumptions, such as potential costs associated with operational GHG emissions, market supply and demand, expected production volumes and forecast expenditure. These assumptions and the judgements of management that are based on them are subject to change as new information becomes available. Changes in assumptions could affect the carrying amounts of assets, and any impairment losses and reversals will affect income. Changes in economic conditions can affect the rate used to discount future cash flow estimates or the risk adjustment in the future cash flows. Judgement is applied to conclude whether changes in assumptions or economic conditions are an indicator that an asset may be impaired or that an impairment loss recognised in prior periods may no longer exist, or may have decreased. Expected production volumes, which comprise proved reserves and unproved volumes, are used for impairment testing because management believes this to be the most appropriate indicator of expected future cash flows. Reserves estimates are inherently imprecise. Furthermore, projections about unproved volumes are based on information that is necessarily less robust than that available for mature reservoirs. Estimation is involved with respect to the expected life of energy and chemicals parks, including management's view on the future development of refining margins. The determination of cash-generating units requires judgement. Changes in this determination could impact the calculation of value in use and therefore the conclusion on the recoverability of assets' carrying amounts when performing an impairment test. Judgement, which is subject to change as new information becomes available, can be required in determining when an asset is classified as held for sale. A change in that judgement could result in impairment charges affecting income, depending on whether classification requires a write-down of the asset to its fair value less costs to sell. Significant estimates In assessing the value in use, the estimated risk-adjusted future post-tax cash flows are discounted to their present value using a post-tax discount rate that reflects Shell's post-tax WACC. (See Note 13). The level of risking reflected in the cash flow assumptions is a consideration in management's assessment of the discount rate to be applied in order to avoid duplication of systemic and asset-specific risking in calculating value in use, and to ensure the discount rate applied is commensurate with risks included in forecast cash flows. Assumptions about future commodity prices and refining and chemical margins used in the impairment testing in, respectively, Integrated Gas and Upstream, and Chemicals and Products (see Note 13) are regularly assessed by management, noting that management does not necessarily consider short-term increases or decreases in prices as being indicative of long-term levels. The price methodology applied is based on Shell management's understanding and interpretation of demand and supply fundamentals in the near term, taking into account various other factors such as industry rationalisation and energy transition in the long term. The discount rate, future commodity prices and chemicals and refining margins used in impairment testing provide a source of estimation uncertainty as referred to in paragraph 125 of IAS 1 Presentation of Financial Statements (IAS 1.125). Information about the carrying amounts of assets and impairments and their sensitivity to changes in significant estimates is presented in Note 13. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 237 Shell Annual Report and Accounts 2025

2. Material accounting policies, judgements and estimates continued Goodwill Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the amount recognised for any non-controlling interest over the fair value of the identifiable assets acquired and liabilities assumed in a business combination at the acquisition date. At the acquisition date, acquired goodwill is allocated to each cash-generating unit (CGU), or groups of CGUs, expected to benefit from the combination's synergies. The CGU to which goodwill is allocated represents the lowest level at which the goodwill will be monitored and managed. Goodwill is not amortised and is subsequently measured at the initial amount recognised less any accumulated impairment losses. (See Note 11). Impairment The carrying amount of goodwill is tested for impairment at least annually. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. An impairment loss is recognised when the CGU's recoverable amount is lower than its carrying amount. (See Note 13). Previously recognised impairment losses of goodwill are not reversed subsequently. Leases A contract, or part of a contract, that conveys the right to control the use of an identified asset for a period of time in exchange for payments to be made to the owners (lessors) is accounted for as a lease. Contracts are assessed to determine whether a contract is, or contains, a lease at the inception of a contract or when the terms and conditions of a contract are significantly changed. The lease term is the non-cancellable period of a lease, together with contractual options to extend or to terminate the lease early, where it is reasonably certain that an extension option will be exercised or a termination option will not be exercised. At the commencement of a lease, a lease liability and a corresponding right-of-use asset are recognised, unless the lease term is 12 months or less. The commencement date of a lease is the date on which the underlying asset is made available for use. The lease liability is measured at an amount equal to the present value of the lease payments during the lease term that are not paid at that date. This includes contingent rentals and variable lease payments that depend on an index, rate, or where they are fixed payments in substance. The lease liability is remeasured when the contractual cash flows of variable lease payments change due to a change in an index or rate, or when the lease term changes following a reassessment. Lease payments are discounted using the interest rate implicit in the lease. If that rate is not readily available, the incremental borrowing rate is applied. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow over a similar term, with a similar security, the funds necessary to obtain an asset of a similar nature and value to the right-of-use asset in a similar economic environment. In general, a corresponding right-of-use asset is recognised for an amount equal to each lease liability, adjusted by the amount of any pre-paid lease payment relating to the specific lease contract. The depreciation of right-of-use assets is recognised in the Consolidated Statement of Income unless capitalised as exploration drilling cost (see "exploration cost") or capitalised when the right-of-use asset is used to construct another asset. Where Shell is the lessor in a lease arrangement at inception, the lease arrangement will be classified as a finance lease or an operating lease. Classification is based on the extent to which the risks and rewards incidental to ownership of the underlying asset lie with the lessor or the lessee. Where Shell, usually in its capacity as operator, has entered into a lease contract on behalf of a joint arrangement, a lease liability is recognised to the extent that Shell has primary responsibility for the lease liability. A finance sublease is subsequently recognised if the related right-of-use asset is subleased to the joint arrangement. This is usually the case when the joint arrangement has the right to direct the use and obtains substantially all of the economic benefits from using the asset. Impairment of the right-of-use asset Right-of-use assets are subject to existing impairment requirements as set out in "Property, plant and equipment", above, and as presented in Note 13. Judgements and estimates A lease term includes optional lease periods where it is reasonably certain Shell will exercise the option to extend or not exercise the option to terminate the lease. Determination of the lease term is subject to judgement and has an impact on the measurement of the lease liability and related right-of-use asset. When assessing the lease term at the commencement date, Shell takes into consideration the broader economics of the contract. Reassessment of the lease term is performed upon changes in circumstances that may affect the probability that an option to extend or to terminate the lease will be exercised. Where the rate implicit in the lease is not readily available, an incremental borrowing rate is applied. This incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow over a similar term, with a similar security, the funds necessary to obtain an asset of a similar nature and value to the right-of-use asset in a similar economic environment. Determination of the incremental borrowing rate requires estimation. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 238 Shell Annual Report and Accounts 2025

2. Material accounting policies, judgements and estimates continued Joint arrangements and associates Arrangements under which Shell has contractually agreed to share control (see "Nature of the Consolidated Financial Statements" for the definition of control) with another party or parties are joint ventures where the parties have rights to the net assets of the arrangement, or joint operations where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. Investments in entities over which Shell has significant influence but neither control nor joint control are classified as associates. Information about incorporated joint arrangements and associates at December 31, 2025, can be found in "Appendix 1: Significant subsidiaries and other related undertakings (audited)". Investments in joint ventures and associates are accounted for using the equity method, under which the investment is initially recognised at cost and subsequently adjusted for the Shell share of post-acquisition income less dividends received and the Shell share of other comprehensive income and other movements in equity, together with any loans of a long-term investment nature. Where necessary, adjustments are made to the financial statements of joint ventures and associates to bring the accounting policies used into line with those of Shell. In an exchange of assets and liabilities for an interest in a joint venture, any excess of the fair value of the retained interest over the pre-exchange carrying amounts of the assets and liabilities transferred are recognised in the Consolidated Statement of Income. Unrealised gains on other transactions between Shell and its joint ventures and associates are eliminated to the extent of Shell's interest in them; unrealised losses are treated similarly but may also result in an assessment of whether the asset transferred is impaired. Shell recognises its assets and liabilities relating to its interests in joint operations, including its share of assets held jointly and liabilities incurred jointly with other partners. Inventories Inventories are stated at cost or net realisable value, whichever is lower. Cost comprises direct purchase costs (including transportation), and associated costs incurred in bringing inventories to their present condition and location, and is determined using the first-in, first-out (FIFO) method for oil, gas and chemicals and by the weighted average cost method for materials. Taxation The charge for current tax is calculated based on the income reported by the Company and its subsidiaries, as adjusted for items that are non-taxable or disallowed and using rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Balance Sheet and on unused tax losses and credits carried forward. Deferred tax assets and liabilities are calculated using the enacted or substantively enacted rates that are expected to apply when an asset is realised or a liability is settled. They are not recognised where they arise on the initial recognition of goodwill or of an asset or liability in a transaction (other than in a business combination) that, at the time of the transaction, affects neither accounting nor taxable profit, or in respect of taxable temporary differences associated with subsidiaries, joint ventures and associates where the reversal of the respective temporary difference can be controlled by Shell and it is probable that it will not reverse in the foreseeable future. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and credits carried forward can be utilised. Income tax receivables and payables as well as deferred tax assets and liabilities include provisions for uncertain income tax positions or treatments. Income taxes are recognised in income except when they relate to items recognised in other comprehensive income, in which case the tax is recognised in other comprehensive income. Income tax assets and liabilities are presented separately in the Consolidated Balance Sheet except where there is a right of offset within fiscal jurisdictions and an intention to settle such balances on a net basis. Judgements and estimates Tax liabilities are recognised when it is probable that there will be a future outflow of funds to a taxing authority. In such cases, a provision is made for the amount expected to be settled, provided it can be reasonably estimated. Provisions for uncertain income tax positions or treatments are measured at the most likely amount or by the expected value method, depending on which method better predicts the resolution of the uncertainty. Generally, uncertain tax treatments are assessed on an individual basis unless they are expected to be settled collectively. It is assumed that taxing authorities will examine positions taken if they have the right to do so and have full knowledge of the relevant information. Changes in estimates regarding the likelihood of a future outflow of funds or the expected amount to be settled are recognised in the Consolidated Statement of Income in the period in which the change occurs. This requires the application of judgement, which can change over time depending on new facts and circumstances. Judgements primarily relate to transfer pricing, including inter-company financing, interpretation of PSCs, deductible expenditure for tax purposes, and taxation arising from disposal. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 239 Shell Annual Report and Accounts 2025

2. Material accounting policies, judgements and estimates continued Judgements and estimates continued Deferred tax assets are recognised only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets as well as in the amounts recognised in income in the period in which the change occurs. Taxation information, including charges and deferred tax assets and liabilities, is presented in Note 23. Retirement benefits Benefits in the form of retirement pensions and health care and life insurance are provided to certain employees and retirees under defined benefit and defined contribution plans. Obligations under defined benefit plans are calculated annually by independent actuaries using the projected unit credit method, which takes into account employees' years of service and, for pensions, average or final pensionable remuneration, and are discounted to their present value using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid and of a duration consistent with the plan obligations. Where plans are funded, payments are made to independently managed trusts; assets held by those trusts are measured at fair value. Defined benefit plan surpluses are recognised as assets to the extent that they are considered recoverable, which is generally by way of a refund or lower future employer contributions. The amounts recognised in income in respect of defined benefit plans mainly comprise service cost and net interest. Service cost comprises principally the increase in the present value of the obligation for benefits resulting from employee service during the period (current service cost) and also amounts relating to past service and settlements or amendments of plans. Plan amendments are changes to benefits and are generally recognised when all legal and regulatory approvals have been received and the effects have been communicated to members. Net interest is calculated using the net defined benefit liability or asset matched against the discount rate yield curve at the beginning of each year for each plan. Remeasurements of the net defined benefit liability or asset resulting from actuarial gains and losses, and the return on plan assets excluding the amount recognised in income, are recognised in other comprehensive income. For defined contribution plans, pension expense represents the amount of employer contributions payable for the period. Significant judgements and estimates Defined benefit obligations and plan assets, and the resulting liabilities and assets that are recognised, require significant estimation as these are subject to volatility as (actuarial) assumptions regarding future outcomes and market values change. Significant judgement is required in determining the actuarial assumptions, which vary for the different plans to reflect local conditions but are determined under a common process in consultation with independent actuaries. The assumptions applied in respect of each plan are reviewed annually and adjusted where necessary to reflect changes in experience and actuarial recommendations. Actuarial assumptions applied in determining defined benefit obligations provide a source of estimation uncertainty as referred to in IAS 1.125. Information about the amounts reported in respect of defined benefit pension plans, assumptions applicable to the principal plans and their sensitivity to changes in significant estimates is presented in Note 24. Provisions Provisions are recognised at the balance sheet date at management's best estimate of the expenditure required to settle the present obligation. Non-current amounts are discounted at a rate intended to reflect the time value of money. The carrying amounts of provisions and the discount rate applied are regularly reviewed and adjusted for new facts or changes in law, technology or financial markets. Provisions for decommissioning and restoration costs, which arise principally in connection with hydrocarbon production facilities, oil products manufacturing facilities and pipelines, are measured on the basis of current legal requirements, technology and price levels; the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognised (together with a corresponding amount as part of the related property, plant and equipment) once a legal or constructive obligation arises to dismantle an item of property, plant and equipment and to restore the site on which it is located and when a reasonable estimate can be made. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis, generally by adjustment to the carrying amount of the related property, plant and equipment. However, where there is no related asset, or the change reduces the carrying amount to nil, the effect, or the amount in excess of the reduction in the related asset to nil, is recognised in income. Shell reviews its energy and chemicals parks on a regular basis to determine whether any changes in assumptions, including expected life, trigger the need to recognise a provision for decommissioning and restoration. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 240 Shell Annual Report and Accounts 2025

2. Material accounting policies, judgements and estimates continued Redundancy provisions are recognised when a detailed formal restructuring plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline, and the employees affected have been notified of the plan's main features. An onerous contract provision is recognised when the unavoidable cost of meeting the obligations under the contract exceeds the economic benefits expected to be received under it. The unavoidable cost under a contract is the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises the costs that relate directly to the contract. Before an onerous provision is recognised Shell first recognises any impairment loss that has occurred on assets dedicated to that contract. Other provisions are recognised in the Consolidated Statement of Income in the period in which an obligation arises and the amount can be reasonably estimated. Provisions are measured based on current legal requirements and existing technology where applicable. Recognition of any joint and several liability is based on management's best estimate of the final pro rata share of the liability. Provisions are determined independently of expected insurance recoveries. Recoveries are recognised when virtually certain of realisation. Estimates Estimates of provisions for future decommissioning and restoration costs are recognised and based on current legal and constructive obligations, technology and price levels. Because actual cash outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future, the carrying amounts of provisions are regularly reviewed and adjusted to take account of such changes. Significant estimate The discount rate applied to reflect the time value of money in the carrying amount of provisions requires estimation. The discount rate used in the calculation of provisions is the pre-tax rate that reflects current market assessments of the time value of money. Generally, the market assessments of the time value of money are reflected in the risk-free rate, and given the long-term investment nature of the oil and gas industry, Shell considers it appropriate to use the 20-year US Treasury bond yield return as the risk-free rate. The discount rate applied is reviewed regularly and adjusted following changes in market rates. The discount rate applied to determine the carrying amount of provisions provides a source of estimation uncertainty as referred to in IAS 1.125. Information about decommissioning and restoration provisions and their sensitivity to changes in estimates is presented in Note 25. Financial instruments Financial assets and liabilities are presented separately in the Consolidated Balance Sheet except where there is a legally enforceable right of offset and Shell has the intention to settle on a net basis or realise the asset and settle the liability simultaneously. Financial assets Financial assets are classified at initial recognition and subsequently measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss. The classification of financial assets is determined by the contractual cash flows and where applicable the business model for managing the financial assets. Debt instruments are measured at amortised cost, if the objective of the business model is to hold the debt instrument in order to collect contractual cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. It is initially recognised at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequently, the debt instrument is measured using the effective interest method less any impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. All equity instruments and financial assets other than debt instruments are recognised at fair value. For equity instruments, on initial recognition, an irrevocable election (on an instrument-by-instrument basis) can be made to designate these as at fair value through other comprehensive income instead of fair value through profit or loss. Dividends received on equity instruments are recognised as other income in profit or loss when the right of payment has been established, except when Shell benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case such gains are recorded in other comprehensive income. Investments in securities Investments in securities ("securities") comprise equity and debt securities. Equity securities are carried at fair value. Generally, unrealised holding gains and losses are recognised in other comprehensive income. On sale, net gains and losses previously accumulated in other comprehensive income are transferred to retained earnings. Debt securities are generally carried at fair value, with unrealised holding gains and losses recognised in other comprehensive income. On sale, net gains and losses previously accumulated in other comprehensive income are recognised in income. Impairment of financial assets The expected credit loss model is applied for recognition and measurement of impairments in financial assets measured at amortised cost or at fair value through other comprehensive income. The expected credit loss model is also applied for financial guarantee contracts to which IFRS 9 applies and which are not accounted for at fair value through profit or loss. The loss allowance for the financial asset is measured at an amount equal to the 12-month expected credit losses. If the credit risk on the financial asset has increased significantly since initial recognition, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses. Changes in loss allowances are recognised in profit or loss. For trade receivables, a simplified impairment approach is applied recognising expected lifetime losses from initial recognition. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 241 Shell Annual Report and Accounts 2025

2. Material accounting policies, judgements and estimates continued Cash and cash equivalents Cash and cash equivalents comprise cash at bank and in hand, including offsetting bank overdrafts, short-term bank deposits, money market funds, reverse repos and similar instruments that generally have a maturity of three months or less at the date of purchase. Financial liabilities Financial liabilities are measured at amortised cost, unless they are required to be measured at fair value through profit or loss, such as instruments held for trading, or Shell has opted to measure them at fair value through profit or loss. Debt and trade payables are recognised initially at fair value based on amounts exchanged, net of transaction costs, and subsequently at amortised cost except for fixed rate debt subject to fair value hedging, which is remeasured for the hedged risk (see below). Interest expense on debt is accounted for using the effective interest method, and other than interest capitalised, is recognised in income. For financial liabilities that are measured under the fair value option, the change in the fair value related to own credit risk is recognised in other comprehensive income. The remaining fair value change is recognised at fair value through profit or loss. Derivative contracts and hedges Derivative contracts are used in the management of interest rate risk, foreign exchange risk, commodity price risk and foreign currency cash balances. Derivatives that are not closely related to the host contract in terms of economic characteristics and risks, and the host contract of which is not a financial asset, are separated from their host contract and recognised at fair value with the associated gains and losses recognised in income. Contracts to buy or sell a non-financial item that can be settled net in cash are accounted for as financial instruments, with the exception of those contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with Shell's expected purchase, sale or usage requirements. Gains or losses arising from changes in the fair value of derivatives that are not designated as effective hedging instruments are recognised in income. Certain derivative contracts qualify and are designated either: as a fair value hedge of the change in fair value of a recognised asset or liability or an unrecognised firm commitment; or as a cash flow hedge for the change in cash flows to be received or paid relating to a recognised asset or liability or a highly probable forecast transaction; or as a net investment hedge of the change in foreign exchange rates associated with net investments in foreign operations with a different functional currency than Shell's functional currency. A change in the fair value of a hedging instrument designated as a fair value hedge is recognised in income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative contract designated as a cash flow hedge is recognised in other comprehensive income until the hedged transaction occurs; any ineffective portion is recognised in income. Where the hedged item is a non-financial asset or liability, the amount in accumulated other comprehensive income is transferred to the initial carrying amount of the asset or liability (reclassified to the balance sheet); a net investment hedge is accounted for similarly to a cash flow hedge. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised in other comprehensive income, while any gains or losses relating to the ineffective portion are recognised in the Consolidated Statement of Income. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in other comprehensive income is reclassified to the Consolidated Statement of Income. All relationships between hedging instruments and hedged items are documented, as well as risk management objectives and strategies for undertaking hedge transactions. The effectiveness of hedges is also continually assessed and hedge accounting is discontinued when there is a change in the risk management strategy. Unless designated as hedging instruments, contracts to sell or purchase non-financial items that can be settled net as if the contracts were financial instruments and that do not meet expected own-use requirements (typically, forward sale and purchase contracts for commodities in trading operations), and contracts that are or contain written options, are recognised at fair value; associated gains and losses are recognised in income. Derivatives that are held primarily for the purpose of trading are presented as current in the Consolidated Balance Sheet. Judgement Judgement is required to determine whether contracts to buy or sell LNG are capable of being settled on a net basis. Due to the limited liquidity in the LNG market and the lack of net settlement history, contracts to buy or sell LNG are not considered capable of being settled on a net basis. As a result, these contracts are accounted for on an accrual basis and not as a financial instrument. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 242 Shell Annual Report and Accounts 2025

2. Material accounting policies, judgements and estimates continued Fair value measurements Fair value measurements are estimates of the amounts for which assets or liabilities could be transferred at the measurement date, based on the assumption that such transfers take place between participants in principal markets and, where applicable, taking highest and best use into account. Estimate Where available, fair value measurements are derived from prices quoted in active markets for identical assets or liabilities. In the absence of such information, other observable inputs are used to estimate fair value. Inputs derived from external sources are corroborated or otherwise verified, as appropriate. Where observable market information is not available, fair value is determined using valuation techniques that estimate market-based assumptions relevant to the asset or liability, using more than an insignificant proportion of unobservable inputs. For derivative contracts where publicly available information is not available, fair value estimations are generally determined using models and other valuation methods, the key inputs for which include future prices, volatility, price correlation, volumes, counterparty credit risk and market liquidity, as appropriate; for other assets and liabilities, fair value estimations are generally based on the net present value of expected future cash flows. Share-based compensation plans Share-based compensation expense is recognised in income over the vesting period from the grant date, with a corresponding increase directly in equity. From 2025, the principal share-based employee compensation plans are the Performance Share Awards (PSA) and Restricted Share Awards (RSA). The PSA has a three-year performance period and includes market and internal performance conditions; its fair value is estimated using a Monte Carlo model and updated annually for changes in internal conditions. The model projects and averages the results for a range of potential outcomes for the vesting conditions, the principal assumptions for which are the share price volatility and dividend yields for Shell and four of its main competitors using respectively three years and 10 years of historical data. The RSA has a three-year vesting period with no performance conditions and is measured at 100% of the grant-date fair value. Awards granted under previous plans (Performance Share Plan (PSP) and Long-term Incentive Plan (LTIP)) in 2023 and 2024 at December 31, 2025, remain unvested and continue to be measured using the average Monte Carlo fair values and are recognised in income from the date of grant over the vesting period with a corresponding increase directly in equity. The model projects and averages the results for a range of potential outcomes for the vesting conditions, the principal assumptions for which are the share price volatility and dividend yields for Shell and four of its main competitors using respectively three years and 10 years of historical data. Shares held in trust Shares in the Company, which are held by employee share ownership trusts and trust-like entities, are not included in assets but are reflected at cost as a deduction from equity as shares held in trust. Acquisitions and sales of interests in a business Assets acquired and liabilities assumed when control is obtained over a business, and when an interest or an additional interest is acquired in a joint operation which is a business, are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is recognised as goodwill. When control is obtained, any non-controlling interest is recognised as the proportionate share of the identifiable net assets. The acquisition of a non-controlling interest in a subsidiary and the sale of an interest while retaining control are accounted for as transactions within equity. The difference between the purchase consideration or sale proceeds after tax and the relevant proportion of the non-controlling interest, measured by reference to the carrying amount of the interest's net assets at the date of acquisition or sale, is recognised in retained earnings as a movement in equity attributable to Shell plc shareholders. Emission schemes and related environmental programmes Emission certificates, biofuel certificates and renewable power certificates (together "environmental certificates") held for trading purposes are recognised at cost or net realisable value, whichever is lower, and classified under inventory. Emission trading schemes Emission certificates acquired for compliance purposes are initially recognised at cost and classified under intangible assets. In schemes where a cap is set for emissions, the associated emission certificates granted are recognised as intangible assets at fair value on the date of issuance. Where certificates are allocated free of charge, the recognised intangible asset is presented net of the corresponding value of the emissions allowances granted, reflecting a nil cost presentation for such allocations. An emission liability is recognised under other liabilities when actual emissions occur that give rise to an obligation. To the extent the liability is covered by emission certificates held for compliance purposes, the liability is measured with reference to the value of these emission certificates held and for the remaining uncovered portion at market value. The associated expense is presented under "Production and manufacturing expenses". Both the emission certificates and the emission liability are derecognised upon settling the liability with the respective regulator. Biofuel programmes Biofuel certificates acquired that are held for compliance purposes are initially recognised at cost under intangible assets. Self-generated biofuel certificates are recognised at nil value, as they primarily offset the obligation. A biofuel liability is recognised under other liabilities when the obligation arises under local regulations. To the extent covered by biofuel certificates held for compliance purposes, the liability is measured with reference to the value of these certificates held and for the remaining uncovered portion at market value. The associated expense is presented under "purchases". Biofuel certificates and the biofuel liability are both derecognised upon settling the liability with the respective regulator. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 243 Shell Annual Report and Accounts 2025

2. Material accounting policies, judgements and estimates continued Renewable power programmes Renewable power certificates acquired for compliance purposes are initially recognised at cost as an intangible asset. Self-generated renewable power certificates are generally transferred to the customer upon sales of electricity. A renewable power liability is recognised under other liabilities when electricity sales take place that give rise to an obligation to retire renewable power certificates. The associated cost is recognised in "purchases" in the income statement. If the obligation relates to power consumed in business operations, it is presented in other liabilities with cost reflected in "Production and manufacturing expenses". To the extent covered by renewable power certificates held for compliance purposes, the liability is measured with reference to the value of these renewable power certificates and for the remaining uncovered portion at market value. Renewable power certificates and the renewable power liability are derecognised upon settling the liability with the respective regulator. Consolidated Statement of Income presentation Purchases reflect all costs related to the acquisition of inventories and the effects of the changes therein, and fair value gains or losses for certain commodity contracts, and include associated costs incurred in conversion into finished or intermediate products. Production and manufacturing expenses are the costs of operating, maintaining and managing production and manufacturing assets. Selling, distribution and administrative expenses include direct and indirect costs of marketing and selling products. 3. Changes to IFRS not yet adopted IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18") IFRS 18 was issued in April 2024 and will replace IAS 1 Presentation of Financial Statements. IFRS 18 will be effective for reporting periods beginning on or after January 1, 2027. This standard sets out requirements for the presentation and disclosure of information in financial statements, particularly the Consolidated Statement of Income. The standard introduces a defined structure for the Consolidated Statement of Income, additional defined subtotals, new principles for aggregation and disaggregation of information, and it mandates disclosures about management-defined performance measures. It also includes consequential amendments to IAS 7 Statement of Cash Flows, requiring operating profit as the starting point for the indirect method and limiting the classification options for interest and dividends. IFRS 18 will have no impact on recognition and measurement. From Shell's initial impact assessment, it has concluded that the impact will be limited to disclosure and presentation in the Consolidated Financial Statements. For Shell, the primary change will be the reclassification of income and expenses into the operating, investing and financing categories respectively within the Consolidated Statement of Income. In addition, dividends received from joint ventures and associates will be reclassified in the Consolidated Statement of Cash Flows from cash flow from operating activities to cash flow from investing activities, which will impact Cash flow from operations. 4. Climate change and energy transition This note describes how Shell has considered climate-related impacts in key areas of the financial statements and how this translates into the valuation of assets and measurement of liabilities as Shell makes progress in the energy transition. The note is structured as follows: Climate change and energy transition Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 244 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

4. Climate change and energy transition continued

Note 2 Material accounting policies, judgements and estimates describes uncertainties, including those that have the potential to have a material effect on the Consolidated Balance Sheet in the next 12 months. This note describes the key areas of climate impacts that potentially have short-, medium- and longer-term effects on amounts recognised in the Consolidated Balance Sheet at December 31, 2025. Where relevant, this note contains references to other notes to the Consolidated Financial Statements and aims to provide an overarching summary of the potential energy transition impact.

Shell's strategy is to deliver more value with less emissions. Shell's targets include those related to its own operations: halve Scope 1 and 2 emissions on a net basis under operational control by 2030, compared with a 2016 baseline, achieve methane emissions intensity below 0.2% and achieve near-zero methane emissions intensity by 2030. In relation to emissions from the products we sell, Shell has a target to reduce the net carbon intensity of energy products sold by 15-20% by 2030 and 100% by 2050, compared with a 2016 baseline and an ambition, set in March 2024, to reduce customer emissions (Scope 3, Category 11) related to the use of oil products sold by 15-20% by 2030, compared with 2021.[A]

[A] Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO_2e) in 2023 and 569 million tonnes CO_2e in 2021.

Financial planning and assumptions

This section provides an overview of key assumptions used for financial planning related to climate change and the energy transition. These assumptions that underpin the amounts recognised in these financial statements – such as future oil and gas prices, future chemical and refining margins, discount rates, future costs of decommissioning and restoration, carbon emission cost and timing of realisation of deferred tax assets – take climate change and energy transition into account and are similarly used for impairment testing of carrying values of assets. The areas described focus on those most pertinent to Shell's business and how financial planning and assumptions interact with scenarios. Subsequently, the sensitivity of carrying values to commodity prices, carbon emission costs, chemical and refining margins, discount rates and demand, if different assumptions were applied, is described.

There is no one single scenario that underpins the financial statements. Shell Scenarios are not predictions. They are designed to stretch management's thinking when it comes to considering events that may be possible, even if only remotely. As a result, these scenarios are not intended to be predictions of likely future events or outcomes and are not the basis for Shell's financial statements and Operating Plans.

Shell Scenarios and the range of possible outcomes inform the development of Shell's strategy and Shell's view on future oil and gas price outlooks, refining margins and chemical margins. The oil and gas price outlooks are one of the key assumptions that underpin Shell's financial statements. Shell's scenarios inform high-, mid- and low-price outlooks. The mid-price outlook represents management's reasonable best estimate and is the basis for Shell's financial statements, Operating Plans and impairment testing. Impairment testing applies management's reasonable best estimates across the full life cycle of assets, which may go beyond the Operating Plan period.

Shell's targets – including to reduce absolute Scope 1 and 2 emissions on a net basis [B] by 50% by 2030, compared with a 2016 baseline, and a 15-20% reduction of net carbon intensity [C] by 2030 – have been included in the Operating Plan. The Operating Plan also includes expected costs for evolving carbon regulations (see "Carbon price sensitivities" below) based on a forecast of Shell's equity share of emissions from operated and non-operated assets, also taking into account the estimated impact of free allowances. For impairment testing purposes, key assumptions that underpin the amounts recognised in the Consolidated Balance Sheet, such as future oil and gas prices, refining margins, chemical margins, discount rates, future costs of decommissioning and restoration, carbon emission cost and tax rates, all go beyond the planning horizon in the Operating Plan and do take climate change and the energy transition into account.

[B] Operational control boundary.
[C] GHG emissions based on the energy product sales included in the net carbon intensity (NCI) using equity boundary.

Goodwill, other intangible assets, property, plant and equipment, and joint ventures and associates

The carrying value of goodwill, other intangible assets, property plant and equipment, and joint ventures and associates by segment as at December 31 was as follows:

2025

$ billion

	Goodwill	Other intangible assets	Property, plant and equipment	Joint ventures and associates	Total
Integrated Gas	5.2	3.7	61.0	7.1	77.0
Upstream	4.7	0.2	60.2	12.0	77.1
Chemicals and Products	0.3	1.0	33.6	4.3	39.2
Marketing	4.4	4.9	21.3	3.1	33.7
Renewables and Energy Solutions	1.1	1.1	7.0	1.2	10.4
Corporate	–	0.1	2.0	0.1	2.2
Total	15.7	11.0	185.1	27.8	239.6

245 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

4. Climate change and energy transition continued

2024

$ billion

	Goodwill	Other intangible assets	Property, plant and equipment	Joint ventures and associates	Total
Integrated Gas	4.9	2.6	60.0	6.4	73.9
Upstream	5.3	0.1	63.4	8.0	76.8
Chemicals and Products	0.3	1.0	32.6	4.0	37.9
Marketing	4.3	4.6	21.4	3.9	34.2
Renewables and Energy Solutions	1.2	1.2	5.7	1.0	9.1
Corporate	–	–	2.1	0.1	2.2
Total	16.0	9.5	185.2	23.4	234.1

For Integrated Gas and Upstream, sensitivity to commodity prices and carbon prices has been tested (see below) covering the carrying amount of goodwill, other intangible assets, property, plant and equipment, and joint ventures and associates. Sensitivity testing was performed applying alternative price scenarios to the forecasted cash flows for the whole period until the end of life of the asset tested. For Chemicals and Products, sensitivity to chemical margins, refining margins and carbon prices has been tested (see below). Marketing, and Renewables and Energy Solutions are expected to be resilient through the energy transition with limited exposure to stranded assets.

In addition, sensitivity to changes in the discount rate applied in impairment testing has also been tested (see below).

In calculating recoverable value, key assumptions are not determined in isolation to ensure relevant interdependencies are appropriately reflected. In particular, management considers the relationship between discount rates, forecast commodity prices and cash flow risking to ensure impairment testing assumptions result in an implicit expected return that is balanced and appropriate for the asset under review. Each of the sensitivities described above has been tested under a ceteris paribus assumption where all other factors remain unchanged, and, as such, does not reflect the potential offsetting effects of corresponding changes in other assumptions.

Carrying value of Integrated Gas and Upstream assets

Carrying value of Integrated Gas and Upstream assets
$ billion as at December 31



a IG
b Upstream
250
200
150
100
50
0
2016: 231; b 136; a 95
2017: 222; b 128; a 94
2018: 214; b 123; a 91
2019: 212; b 119; a 93
2020: 185; b 106; a 79
2021: 166; b 91; a 75
2022: 163; b 88; a 75
2023: 156; b 84; a 72
2024: 151; b 77; a 74
2025: 154; b 77; a 77

246 Shell Annual Report and Accounts 2025

4. Climate change and energy transition continued Carrying value of production assets $ billion as at December 31 Carrying value of exploration and evaluation assets $ billion as at December 31 Within Integrated Gas and Upstream, the assets potentially most sensitive to the energy transition are production assets and exploration and evaluation assets. Both production assets of $101 billion and exploration and evaluation assets of $4 billion are recognised within Property, plant and equipment within Integrated Gas and Upstream. Portfolio composition and changes Since 2016, the carrying value of production assets in Integrated Gas and Upstream decreased from $169 billion as at December 31, 2016, to $101 billion as at December 31, 2025. Over this period, depreciation was higher than additions for each year, and disposals of property, plant and equipment with a carrying value of $31 billion occurred. The carrying value of capitalised exploration and evaluation expenses decreased from $19 billion as at December 31, 2016, to $4 billion at December 31, 2025. This is the result of final investment decisions, reclassifications to production assets and amounts charged to expenses exceeding additions. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 247 Shell Annual Report and Accounts 2025

4. Climate change and energy transition continued Estimated useful life The energy transition and the pace at which it progresses may impact the remaining life of assets. Integrated Gas and Upstream assets are generally depreciated using a unit-of-production methodology where depreciation generally depends on production of SEC proved reserves (see Note 2). Based on production plans of existing assets, 55%, 8% and 1% of SEC proved reserves as at December 31, 2025, would currently be left by 2030, 2040 and 2050, respectively. Based on the unit-of-production depreciation methodology applied, the carrying value for individual assets are depreciated to nil in the same pattern as the depletion of reserves towards nil. An analysis of Integrated Gas and Upstream production assets of $101 billion as at December 31, 2025, based on planned reserves depletion shows that these assets would be significantly further depreciated under the unit-of-production method by 2030 and nearly fully depreciated by 2050. This provides a further perspective on the risk of stranded assets carried in the Consolidated Balance Sheet as at December 31, 2025. Price sensitivities using climate pricelines As noted, in accordance with IFRS, Shell's financial statements are based on reasonable and supportable assumptions that represent management's current best estimate of the range of economic conditions that may exist in the foreseeable future. The mid-price outlook informed by Shell's scenario planning represents management's best estimate. A change of -10% or +10% to the mid-price outlook, as an average percentage over the whole life cycle of assets, would result in around $7-10 billion (2024: $5-9 billion) impairment or $2-5 billion (2024: $2-5 billion) impairment reversal respectively in Integrated Gas and Upstream (see Note 13). The energy transition will continue to bring volatility and there is significant uncertainty as to how commodity prices will develop over the next decades. Some pricelines see a structurally lower price during the transition period, while other pricelines see structurally higher commodity prices as a result of changes in supply and demand. As the risk of stranded assets is prevalent with downside price risk in energy transition scenarios, sensitivities have only been undertaken for such downside scenarios. If different price outlooks from external and often normative climate change scenarios were used, this would impact the recoverability of certain assets recognised in the Consolidated Balance Sheet as at December 31, 2025. These external scenarios are not representative of management's mid-price reasonable best estimate. Sensitivity of carrying value to commodity prices described below is under the assumption that all other factors in the models used, such as cost levels, volumes, mid-price CO2 assumptions and the discount rate, to calculate recoverability of carrying value remain unchanged. Sensitivity testing has been performed by applying the alternative commodity price scenarios to cash flows for the whole period until the end of life of the assets tested, which may extend beyond the Operating Plan period. The alternative commodity prices were applied in the local cash flow models and thereafter aggregated by segment. Changes to commodity prices are applied because of the significant impact on Shell's business. It should be noted that a significant decrease in long-term forecasted commodity prices would probably lead to further changes, such as in portfolio choices and cost levels. Sensitivity to changes in commodity prices in value in use calculations has been tested as follows: Priceline 1 – Average prices from three 1.5-2°C external climate change scenarios: in view of the broad range of price outlooks across the various scenarios, the average of three external price outlooks was taken. ￮ S&P Net-Zero 2050 – under this scenario oil prices (real terms 2025 (RT25)) decrease from $65 per barrel (/b) in 2026 to around $51/b in 2032. From 2033 prices gradually decrease from $48/b towards $44/b in 2035, staying on that level until 2050. Gas prices (RT25) decrease from $4 per million British thermal units (/MMBtu) in 2026 to around $3/MMBtu in 2030, staying on that level until 2042, and gradually increase towards $4/MMBtu until 2050 for Henry Hub. For Europe, prices decrease from $9/MMBtu in 2026 towards around $4/MMBtu in 2031, staying on that level until 2042, with a subsequent increase to some $5/MMBtu until 2050. For Asia, prices decrease from $10/MMBtu in 2026 towards around $5/MMBtu in 2030, and gradually increase towards $6/MMBtu until 2050. ￮ Woodmac WM AET-1.5 degree (2024 [A]) – under this scenario oil prices (RT25) gradually decrease from $64/b in 2026 towards $29/b in 2050. Gas prices (RT25) stay at level of $4/MMBtu from 2026 until 2050 for Henry Hub. For Europe, gas prices (RT25) decrease gradually from around $10/MMBtu in 2026 to some $6/MMBtu in 2030, then gradually increase towards $9/MMBtu in 2035 and subsequently decrease towards $6/MMBtu in 2050. For Asia, gas prices decrease from $11/MMBtu in 2025 to $7/MMBtu in 2030, subsequently increasing to $10/MMBtu around 2036 and subsequently decreasing towards $7/MMBtu in 2050. [A] Latest available published scenario. ￮ IEA NZE50 – under this scenario oil prices (RT25) gradually decrease from $72/b in 2026 towards some $26/b in 2050. Gas prices (RT25) stay at level of $2/MMBtu from 2026 until 2050 for Henry Hub. For Europe, gas prices (RT25) decrease from some $9/MMBtu in 2026 to some $4/MMBtu in 2050. For Asia, gas prices (RT25) decrease from $12/MMBtu in 2026 towards $5/MMBtu in 2035, staying at that level until 2050. This average priceline provides an external view of the development of commodity prices under 1.5-2°C external climate change scenarios over the whole period under review. Applying this priceline to Integrated Gas assets of $77 billion (2024: $74 billion) and Upstream assets of $77 billion (2024: $77 billion) as at December 31, 2025, shows recoverable amounts that are $13-17 billion (2024: $11-15 billion) and $3-5 billion (2024: $1-3 billion) lower, respectively, than the carrying value as at December 31, 2025 (excluding Adura Energy Limited (Adura JV), see page 234). Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 248 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

4. Climate change and energy transition continued

Priceline 2 – Hybrid Shell Plan and IEA NZE50: this priceline applies Shell's mid-price outlook for the first 10 years (see Note 13). Because of the greater uncertainty for the period after 10 years, the International Energy Agency (IEA) normative Net Zero Emissions scenario is applied. This gives less weight to the price-risk uncertainty in the first 10 years reflected in the Operating Plan period and applies more risk to the more uncertain subsequent periods.

Applying this priceline to Integrated Gas assets of $77 billion (2024: $74 billion) and Upstream assets of $77 billion (2024: $77 billion) as at December 31, 2025, shows recoverable amounts that are $9–13 billion (2024: $7-10 billion) and $1–3 billion (2024: up to $1 billion) lower, respectively, than the carrying value as at December 31, 2025 (excluding Adura JV, see page 234).

Priceline 3 – IEA NZE50: this priceline applies the International Energy Agency normative Net Zero Emissions by 2050 (IEA NZE50) scenario over the whole period under review. This priceline has been applied in order to also reflect the sensitivity to a pure net-zero emissions scenario from the IEA.

Applying this priceline to Integrated Gas assets of $77 billion (2024: $74 billion) and Upstream assets of $77 billion (2024: $77 billion) as at December 31, 2025, shows recoverable amounts that are $15-19 billion (2024: $21-27 billion) and $5-7 billion (2024: $5-7 billion) lower, respectively, than the carrying value as at December 31, 2025 (excluding Adura JV, see page 234).

Oil price assumptions


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2005
2010
2015
2020
2025
2030
2035
2040
2045
2050
a b c d e f g
a — Monthly average price (actual on money of the day basis)
b — Monthly average price (actual on real terms basis using US CPI all urban consumers)
c — IEA Current Policies
d — IEA Stated Policies
e — Shell mid-price
f — Average prices from three 1.5-2 degrees Celsius external climate change scenarios
g — IEA NZE50

[A] All figures are presented on RT25 basis unless noted differently.

The graph above shows the oil pricelines on a real-terms basis applied for the period until 2050 for Shell's mid-price outlook in comparison with the IEA Current Policies scenario, the IEA Stated Policies scenario, the average prices from three 1.5-2°C external climate change scenarios (Priceline 1, above) and the IEA Net Zero Emissions by 2050 scenario (IEA NZE50, Priceline 3 above). The development of future oil prices is uncertain and oil prices have been subject to significant volatility in the past. Future oil prices may be impacted by future changes in macroeconomic factors, available supply, demand, geopolitical and other factors. The pricelines as per the scenarios IEA Current Policies, IEA Stated Policies, the average prices from three 1.5-2°C external climate change scenarios and IEA NZE50 differ from Shell's best estimate and view of the future oil price.

249 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

4. Climate change and energy transition continued

Sensitivity +10% to the mid-price outlook

$ billion

	Carrying value		Sensitivity			
	Dec 31, 2025	Dec 31, 2024	2025		2024	
Integrated Gas	77	74	2	4	2	4
Upstream	77 [A]	77	–	1	–	1
Total	154	151	2	5	2	5

Sensitivity -10% to the mid-price outlook

$ billion

	Carrying value		Sensitivity			
	Dec 31, 2025	Dec 31, 2024	2025		2024	
Integrated Gas	77	74	(7)	(9)	(4)	(6)
Upstream	77 [A]	77	–	(1)	(1)	(3)
Total	154	151	(7)	(10)	(5)	(9)

Sensitivity averaged from three 1.5-2°C external climate change scenarios

$ billion

	Carrying value		Sensitivity			
	Dec 31, 2025	Dec 31, 2024	2025		2024	
Integrated Gas	77	74	(13)	(17)	(11)	(15)
Upstream	77 [A]	77	(3)	(5)	(1)	(3)
Total	154	151	(16)	(22)	(12)	(18)

Sensitivity Hybrid Shell Plan + IEA NZE50

$ billion

	Carrying value		Sensitivity			
	Dec 31, 2025	Dec 31, 2024	2025		2024	
Integrated Gas	77	74	(9)	(13)	(7)	(10)
Upstream	77 [A]	77	(1)	(3)	–	(1)
Total	154	151	(10)	(16)	(7)	(11)

Sensitivity IEA NZE50

$ billion

	Carrying value		Sensitivity			
	Dec 31, 2025	Dec 31, 2024	2025		2024	
Integrated Gas	77	74	(15)	(19)	(21)	(27)
Upstream	77 [A]	77	(5)	(7)	(5)	(7)
Total	154	151	(20)	(26)	(26)	(34)

[A] Includes the carrying value of Shell's interest in the Adura JV. The carrying amount of Shell's interest in the Adura JV of $5 billion was initially recognised at fair value (see Note 14), reflecting market participant assumptions opposed to Shell's own commodity price outlook. This includes a long-term Brent price of $70/b (RT25). The value of Adura is therefore less sensitive to price forecasts incorporated into Shell's Operating Plan, and sensitivities using alternative price scenarios have therefore not been applied. However, application of a 10% lower commodity price could lead, ceteris paribus, to a recoverable amount that would be up to $1 billion lower than the carrying amount at December 31, 2025.

Carbon price sensitivities

Carbon costs in the Operating Plan

The Operating Plan includes capital expenditure and operating costs to achieve Scope 1 and 2 emission reduction targets (see above). These include asset level abatement project costs that drive efficiencies and reduce emissions, expected costs for evolving carbon regulations based on a forecast of Shell's equity share of emissions and costs of offsets for any residual amounts.

The total capital expenditure for abatement projects which include energy efficiency improvements, the progressing significant abatement projects at Shell's chemicals manufacturing plants and refineries, CCS facilities and electrification of Shell's facilities, included in the Operating Plan is in excess of $3 billion. Total yearly carbon emission costs in Shell's Operating Plan gradually increase from $1 billion in 2026 to $4 billion in 2035 using the mid-price scenario. The sensitivity of carrying value of assets to changes in carbon prices is described in the section below.

Methods for estimating costs vary, depending on the nature of the cost. Abatement project costs to improve efficiencies and reduce emissions are estimated by applying a bottom-up approach where individual opportunities on an asset-level, project-by-project basis are identified.

Costs for evolving carbon regulations are based on a forecast of Shell's equity share of emissions and are included in the Operating Plan at Shell's mid-price outlook on a country-by-country basis and represent management's best estimate. Up to 2030, costs for carbon emissions estimates are largely climate policy driven through emissions trading schemes or taxation levied by governments, and which currently vary significantly on a country-by-country basis. Beyond 2030, the costs for carbon emissions are assessed based on expectations for future carbon abatement technology costs and country/region specific policies and conditions. Carbon costs vary by country due to differences in climate ambition, policy choice, and domestic economic and energy circumstances. In 2050, the estimated costs are trending towards $50/tCO_2e$ (least developed countries with high economic/geopolitical risks) to $185/tCO_2e$ (EU/UK) and $230/tCO_2e$ (Norway) (RT25) in climate-leading geographies.

Sensitivity to changes in carbon price assumptions

There is significant uncertainty as to how carbon costs will develop over the next decades. These will depend on policies set by countries and the pace of the energy transition. In accordance with IFRS, Shell's financial statements are based on reasonable and supportable assumptions that represent management's current best estimate, which is policy-based up to 2030 and then based on Shell's mid-price outlook beyond 2030. As the risk of stranded assets is prevalent with higher carbon emission prices than anticipated, sensitivity analyses have only been undertaken for such a downside scenario. If the IEA NZE50 outlook is applied, this would impact the recoverability of certain assets recognised in the Consolidated Balance Sheet as at December 31, 2025. This scenario is not representative of management's mid-price reasonable best estimate.

Sensitivity of carrying value to carbon emission costs as described below is under the assumption that all other factors in the value in use models used to calculate recoverability of carrying value remain unchanged. Changes to carbon emission costs are applied for Integrated Gas, Upstream and Chemicals and Products because of the potential impact on Shell's business.

250 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

4. Climate change and energy transition continued

Applying the IEA NZE50 carbon price scenario to Integrated Gas assets of $77 billion (2024: $74 billion) and Upstream assets of $77 billion (2024: $77 billion), up to the end of life of these assets, shows recoverable amounts that are $2-3 billion (2024: $1-2 billion) lower for Integrated Gas and up to $1 billion (2024: up to $1 billion) lower for Upstream than the carrying value as at December 31, 2025.

Applying the IEA NZE50 carbon price scenario to Chemicals and Products assets of $39 billion (2024: $38 billion) shows recoverable amounts that are $2-3 billion (2024: $1–2 billion) lower than the carrying value as at December 31, 2025. For Chemicals and Products, increased carbon cost could however potentially be recovered partially through increased product sale prices.

Sensitivity IEA NZE 2050 carbon price scenario

$ billion

	Carrying value		Sensitivity			
	Dec 31, 2025	Dec 31, 2024	2025		2024	
Integrated Gas	77	74	(2)	(3)	(1)	(2)
Upstream	77	77	–	(1)	–	(1)
Chemicals and Products	39	38	(2)	(3)	(1)	(2)
Total	193	189	(4)	(7)	(2)	(5)

For the key regions and countries the following carbon prices per tonne (RT25) have been assumed in the Operating Plan:

	Operating plan period	Subsequent period
Region	2026-2035	2036-2050
European Union [A]	$100-$140	$143-$185
Norway	$183-$226	$226-$230
United Kingdom	$78-$140	$143-$185
Canada (Federal)	$79-$116	$116-$125
United States of America (Federal)	$0-$35	$41-$125
Australia	$32-$75	$80-$150
All other countries	$0-$71	$15-$150

[A] Except for the Netherlands where the ranges are $110-$170 per tonne (2026-2035) and $171-$185 per tonne (2036-2050).

The graph below shows the carbon pricelines per tonne for the European Union on an RT25 basis under Shell's mid-price outlook that represents the best estimate as required to be applied under IFRS, in comparison with the IEA NZE50 scenario. The IEA NZE50 scenario differs from Shell's best estimate and view of future CO_2 prices. Sensitivity of carrying value to the IEA NZE50 carbon price scenario is provided above.

CO_2 prices – European Union
RT25 $/tonne


300
250
200
150
100
50
0
2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050
a
b
a — Shell mid-price
b — IEA NZE 50

251 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

4. Climate change and energy transition continued

Carrying value of Chemicals and Products assets
$ billion as at December 31


50
40
30
20
10
0
2016
26
a 15
b 10
c 1
2017
37
a 16
b 14
c 7
2018
38
a 18
b 14
c 6
2019
45
a 22
b 14
c 9
2020
42
a 25
b 8
c 9
2021
42
a 27
b 6
c 9
2022
43
a 28
b 6
c 9
2023
41
a 25
b 6
c 10
2024
38
a 24
b 6
c 8
2025
39
a 24
b 7
c 8
a Chemicals b Refineries c Other

Within Chemicals and Products, the assets potentially most sensitive to the energy transition are refineries.

Portfolio composition and changes
Since 2016, Shell's Chemicals and Products portfolio has evolved, shifting from 15 refineries at the end of 2016 to seven at the end of 2025. During that period, Shell assumed the sole ownership of two refineries through the dissolution of the Motiva joint venture and disposed of, converted or closed 10 refineries. The carrying value of refineries decreased from $10 billion as at December 31, 2016, to less than $7 billion as at December 31, 2025. These key focused assets allow Shell to underpin its hydrocarbon energy sales and the sales of low-carbon products.

Estimated useful life
Refineries in the Chemicals and Products segment (carrying value as at December 31, 2025, $7 billion (2024: $6 billion)) may be impacted under a 2°C or less external climate scenario.

For refineries in Chemicals and Products, depreciation of assets is on a straight-line basis over the life of the assets, starting at the date the asset becomes available for use, over a period of 20 years (see Note 2). Over the course of the energy transition, the current carrying value of refineries will be fully depreciated, offset by anticipated investments in assets that are expected to be resilient in the energy transition, as described above. Based on current depreciation of the carrying value as at December 31, 2025, and assuming no further investment, all refineries would be fully depreciated between four and 12 years.

In addition to refineries, further assets of $32 billion include $24 billion of assets in relation to Chemicals. Chemical products are not produced with the aim to combust and consequently do not generate GHG emissions. Under the IEA NZE50 scenario chemical production volumes are not expected to decrease towards 2050, compared with current levels and hence chemical assets are expected to be resilient through the energy transition.

Other assets of $8 billion include $6 billion of assets mainly related to storage tanks, vessels and pipelines in trading and supply that are also expected to be resilient in the energy transition.

Price sensitivities
Where available, Shell uses external climate scenarios for sensitivity testing. In relation to chemical and refining margin forecasts, no credible climate scenarios have been identified and consequently sensitivity testing is performed by providing sensitivity to changes in margins.

Chemical margins applied for impairment testing by reference to value in use are at an average of $299.5/tonne (20-year average). A change of -$30/tonne or +$30/tonne in long-term chemical margins over the entire cash flow projection period would ceteris paribus result in up to $0.5 billion (2024: up to $0.5 billion) impairment or no impairment reversal, respectively, in Chemicals and Products (see Note 13).

Refining margins applied for impairment testing by reference to value in use are at an average of $9/bbl (20-year). A change of -$1/bbl or +$1/bbl to the long-term refining margin outlook over the entire cash flow projection period would ceteris paribus result in up to $1.5 billion impairment (2024: no impairment) or no impairment reversal (2024: up to $0.5 billion) respectively in Chemicals and Products (see Note 13).

Sensitivities to carbon prices are described in the section above.

252 Shell Annual Report and Accounts 2025

4. Climate change and energy transition continued Carrying value of Marketing assets Carrying value of Marketing assets $ billion as at December 31 Portfolio composition and changes Assets in the Marketing segment are expected to be resilient through the energy transition with a change in the product mix as the energy transition progresses. The demand for products sold — such as chemicals, lubricants, biofuels, bitumen, electric vehicle charging and convenience retail -- is not expected to decrease and is expected to increase for a variety of these products in many markets. Shell is expanding networks of refuelling stations offering low-carbon fuels, including biofuels and various gaseous fuels, such as LNG and bio-LNG. As a result, the carrying value of these assets is not expected to be impacted by the energy transition or lower commodity price scenarios. Carrying value of Renewables and Energy Solutions assets Carrying value of Renewables and Energy Solutions assets $ billion as at December 31 Portfolio composition and changes In 2024 Shell refreshed its renewable generation, energy marketing, and gas and power trading strategy, shifting Shell's asset portfolio towards energy storage and flexible generation with an increased focus on power trading and minimising new investments in offshore wind projects. The aim is to maximise returns from onshore positions using capital-light business models, debt finance and partnerships. The carrying value of assets in the Renewables and Energy Solutions segment in the balance sheet at December 31, 2025, is expected to be resilient through the energy transition. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 253 Shell Annual Report and Accounts 2025

4. Climate change and energy transition continued Other energy transition considerations Discount rate sensitivity The discount rate applied for value in use impairment testing is based on a nominal post-tax weighted average cost of capital (WACC) and is determined at 7.5% except for the power activities in the Renewables and Energy Solutions segment where 6% is applied. The discount rate includes generic systematic risk for energy transition risk. In addition, cash flow projections applied in individual assets include specific asset risks, including risk of energy transition. An increase in systematic energy transition risk could lead to a higher WACC and consequently to a higher discount rate to be applied in impairment testing. An increase of the discount rate applied for impairment testing of 1% under the assumption that all other factors (such as commodity prices, product margins and carbon prices) in the models used to calculate recoverability of carrying value remain unchanged would lead to a change in the carrying value of $3-6 billion in Integrated Gas and Upstream, up to $2 billion in Chemicals and Products, up to $1 billion in Marketing and would have no significant impact in other segments (2024: $1-3 billion in Integrated Gas and Upstream, and no significant impairment in other segments. Global oil and gas demand considerations A decrease in global demand and unchanged supply of oil and gas would probably lead to a decrease in price (see price sensitivity above). During 2025, Shell's production of oil and gas accounted for some 1.5% and 2% of total global production of oil and gas respectively. Changes in global oil and gas demand are therefore not expected to directly impact the ability to sell volumes of oil and gas produced by Shell at market prices. Deferred tax assets In general, it is expected that sufficient deferred tax liabilities and forecasted taxable profits within the planning period of 10 years are available for recovery of the deferred tax assets recognised at December 31, 2025. Integrated Gas and Upstream deferred tax assets recognised are expected to be recovered within the period of production of each asset. For deferred tax assets of $1,079 million as at December 31, 2025 (2024: $625 million) this period extends beyond 10 years. Deferred tax assets in Chemicals and Products, and in Marketing expected to be recovered in more than 10 years (between 11 and 20 years) are $283 million as at December 31, 2025 (2024: $315 million) for which the forecasted taxable profits to determine recoverability have been risked. (See Note 23). Decommissioning and other provisions The energy transition may result in decommissioning and restoration occurring earlier than expected. The risk on the timing of decommissioning and restoration activities for Integrated Gas and Upstream fields is limited, supported by production plans in the foreseeable future (see "Estimated useful life" above). Acceleration of decommissioning and restoration activities has also been reflected in the assessment of the appropriate discount rate. On an undiscounted basis the provision for decommissioning and restoration as at December 31, 2025 was $34 billion (2024: $32 billion), recognised on a discounted basis in the Consolidated Balance Sheet as at December 31, 2025 at $19 billion (2024: $18 billion). Sensitivity to changes in the discount rate is provided in Note 25. Historically, in Chemicals and Products, it was industry practice not to recognise decommissioning and restoration provisions associated with manufacturing facilities. This was on the basis that these assets were considered to have indefinite lives, so it was considered remote that an outflow of economic benefits would be required. In 2020, Shell considered the changed macroeconomic fundamentals, together with Shell's plans to rationalise the Group's manufacturing portfolio. Shell also reconsidered whether it remained appropriate not to recognise decommissioning and restoration provisions for manufacturing facilities. Since 2020, decommissioning and restoration provisions are recognised for certain shorter-lived manufacturing facilities (see Notes 25 and 32). The energy and chemicals parks are considered longer-lived facilities that are expected to be resilient in the energy transition, and decommissioning would generally be more than 50 years away. Onerous contracts Closure or early termination of activities may lead to supply contracts becoming onerous. Onerous contract provisions (see Note 25) have been recognised as at December 31, 2025, to reflect changes in expected future utilisation of certain assets. These include contracts in relation to unused terminals and refineries. The total carrying value of the provision for onerous contracts as at December 31, 2025, was $1.0 billion (2024: $1.1 billion), principally related to contracts in relation to unused terminals and refineries. Dividend resilience External stakeholders have requested disclosures on how climate change affects dividend-paying capacity. If a further impairment had been recognised in 2025 using any of the climate change scenarios described above, this would not have impacted the ability to pay dividends in this financial year because of strong cash flow generation and financial reserves. Had Shell applied the IEA NZE50 scenario (see above), and if this had led to a decrease in the recoverable amount of Integrated Gas and Upstream assets of $20-26 billion and recognition of an equivalent impairment, this would not have impacted the distributable reserves available to Shell plc from which to pay dividends in 2025. This is on the basis that such impairment would have resulted in part-realisation of the merger reserve recognised by the Company of $234 billion as at December 31, 2025. A forward-looking statement regarding future dividend-paying capacity cannot be provided because of unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 254 Shell Annual Report and Accounts 2025

4. Climate change and energy transition continued Physical risks The potential impact of physical risks comes from both acute and chronic climate hazards. Acute hazards, such as flooding and droughts, wildfires and more severe tropical storms, and chronic hazards, such as rising temperatures and rising sea levels, could potentially impact some of Shell's facilities, operations and supply chains. The frequency of these hazards and impacts is expected to increase in certain locations. Extreme weather events, whether or not related to climate change, could have a negative impact on Shell's earnings, cash flows and financial condition. Mitigation of physical risks, whether or not related to climate change, is considered and embedded in the design and construction of Shell's projects, and/or operation of its assets to help minimise the risk of adverse incidents to Shell's employees and contractors, the communities where Shell operates and Shell's equipment. In 2023, Shell carried out a detailed review to assess the impact of a range of changing climatic conditions, including projected changes in temperature, precipitation, wind and sea levels, across segments and geographies for Shell's significant assets. Shell used IPCC climate modelling data covering three exploratory climate scenarios (RCP2.6, RCP4.5 and RCP8.5 [A]) across the time horizons 2025, 2030 and 2050. These scenarios were selected to ensure a broad range of risks and uncertainties were assessed. There have been no changes to the climate modelling data that would require a full update of the 2023 assessment. An annual process has been established to review the 2023 work, reconfirm the significant assets, verify that there are no changes to the risk profile of Shell's significant assets and account for portfolio changes. In the short to medium term, the risks identified were found to be related to factors that Shell is already aware of (whether or not related to climate change) and that the assets are actively managing to mitigate, e.g., hurricane impacts on the US Gulf Coast, rising air temperatures in the Middle East and water scarcity in Europe and Asia. As an example, in recent years the Rhine river in Europe has seen historic lows during the summer months leading to challenges in the use of barges for transportation of Shell's products. Dredging of harbours and investment in shallower-draft barges have helped to mitigate the risk. In the long term, the results of the exercise indicated that while Shell has evaluated against current climate modelling projections and Shell's current asset portfolio, by 2050 the frequency and severity of the climate hazards may differ from current projections. The level of predictability is such that the need for investment in climate adaptation measures at the assets is not immediate and the results mean Shell assets are in a position to monitor their conditions and determine whether there is any need for adaptation action, e.g., the impact of potential water scarcity on various assets. Shell's testing to assess the potential impact of climate-related changes on its significant assets covers over 70% of the carrying value of Shell's physical assets as at December 31, 2024. Over 12% (based on the carrying value) of physical assets tested are considered to be exposed to climate-related physical risks in the short to medium term which the assets are already actively managing to mitigate. In addition, Shell reviewed significant acquisitions made and projects reaching FID since 2023, none of which were found to have significant climate-related physical risks in the short to medium term. Shell's business plan reflects the impact of mitigating actions in the short to medium term for the assets assessed. Shell will continue to monitor and assess the future exposure of Shell's assets in the longer term to changing climatic conditions to establish the need for any further adaptation actions and related metrics. The impact of physical climate change on Shell's operations is unlikely to be limited to the boundaries of Shell's assets. For example, the downstream transportation and distribution of Shell's products from its own operations could potentially be exposed to climate-related hazards that ultimately impact Shell's operations. The overall impact, including how supply chains, resource availability and markets may be affected, also needs to be considered for a holistic assessment of this risk. Shell's assets manage this risk as part of broad risk and threat management processes as required by Shell's Environment and Asset Management (SEAM) standards, which are part of the wider Shell Performance Framework. [A] Representative Concentration Pathway (RCP) refers to the GHG concentration (not emissions) trajectory adopted by the IPCC. The pathways describe different climate change scenarios, all of which are considered possible depending on the amount of GHG emitted in the years to come. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 255 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

5. Emission schemes and related environmental programmes

Emission trading and related schemes

In general, emission trading schemes (ETS) are mandated governmental schemes to control emission levels and enhance clean energy transition, allowing for the trading of emission certificates. In most ETS, governments set an emission cap for one or more sectors. Generally, entities in scope of the scheme are allowed to buy emission certificates to cover shortages or sell surplus emission certificates. In certain countries, emissions are priced through a carbon tax. For Shell, the most significant carbon pricing mechanisms are established in Europe and North America.

Biofuel programmes

Biofuel programmes are mandated governmental schemes that set binding national targets on the share of renewables in fuel consumption or measures on reducing GHG emissions by fuel suppliers. Biofuels are blended with existing fuels, such as gasoline and diesel, to reduce net emissions. The share of biofuels in the total sales mix of fuel is used to comply with regulatory requirements. This can be achieved by the blending of biofuels in refineries and/or distribution depots (self-blending), through import of biofuels (for jurisdictions that grant biofuels certificates at the point of import) or by the purchasing of certificates from third parties (for jurisdictions that have a tradable biofuel certificates mechanism). Biofuel programmes also include regulatory requirements to pay a levy for the combustion of fossil fuels, based on CO_2 emitted – mainly related to the German Fuel Emissions Trading Act (BEHG).

Renewable power programmes

Renewable power programmes create a financial incentive to consume power that is sourced from renewable origins or require that a minimum percentage of power sold meets the green definition of the relevant standard. These regulations are typically accompanied by schemes supporting investments in renewable technology. Renewable power programmes generally use certificates to monitor compliance, where renewable power certificates are granted for each MWh of energy generated that meets the predefined renewable criteria. Shell's compliance obligation under renewable power programmes comes primarily from energy supply and as a results of regulations applying in Europe, North America and Australia.

Cost of emission schemes and related environmental programmes recognised in the Consolidated Statement of Income

$ million

	2025	2024	2023
ETS and related schemes	398	381	493
Biofuels [A]	4,203	2,942	2,581
Renewable power	530	623	552
Total	5,131	3,946	3,626

[A] Represents the cost of biofuel certificates required for compliance purposes over and above those generated from self-blending activities.

Purchased environmental certificates (presented under Other intangible assets, see Note 11) [A]

$ million

	ETS and related schemes	Biofuels	Renewable power	Total
At January 1, 2025	301	2,082	131	2,514
Additions	134	3,057	468	3,659
Settlements	(317)	(2,793)	(415)	(3,525)
Other movements	43	255	(67)	231
At December 31, 2025	161	2,601	117	2,879
At January 1, 2024	441	1,805	145	2,391
Additions	299	3,146	417	3,862
Settlements	(392)	(2,804)	(411)	(3,607)
Other movements	(47)	(65)	(20)	(132)
At December 31, 2024	301	2,082	131	2,514

[A] Relates to environmental certificates held for compliance purposes.

256 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

5. Emission schemes and related environmental programmes continued

Obligation (presented under Other payables, see Note 20)

$ million

	ETS and related schemes	Biofuels	Renewable power	Total
At January 1, 2025				
Current	(388)	(2,594)	(536)	(3,518)
Non-current	–	(408)	(9)	(417)
	(388)	(3,002)	(545)	(3,935)
Additions	(1,078)	(4,205)	(536)	(5,819)
Additions covered by government grants	666 [A]			666
Settlements	389	3,153	621	4,163
Other movements	(71)	(345)	20	(396)
	(94)	(1,397)	105	(1,386)
At December 31, 2025				
Current	(445)	(3,823)	(337)	(4,605)
Non-current	(37)	(576)	(103)	(716)
	(482)	(4,399)	(440)	(5,321)
At January 1, 2024				
Current	(498)	(3,012)	(343)	(3,853)
Non-current	–	(105)	(88)	(193)
	(498)	(3,117)	(431)	(4,046)
Additions	(1,051)	(2,981)	(612)	(4,644)
Additions covered by government grants	675 [A]			675
Settlements	453	3,011	467	3,931
Other movements	33	85	31	149
	110	115	(114)	111
At December 31, 2024				
Current	(388)	(2,594)	(536)	(3,518)
Non-current	–	(408)	(9)	(417)
	(388)	(3,002)	(545)	(3,935)

[A] Emission certificates that were allocated free of charge at an equivalent fair value at grant date.

Environmental certificates acquired that are held for compliance purposes are recognised at cost under other intangible assets (see Note 11). In addition, a portfolio of environmental certificates is held for trading purposes and classified under inventory (see Note 2 and Note 17). Environmental certificates held for trading purposes can be redesignated for compliance purposes and then used to settle compliance obligations.

Cost recognised in the Consolidated Statement of Income represents the compliance cost associated with emissions or with products sold during the year. The liability at year-end represents the compliance cost recognised over current and past compliance periods to the extent not settled to date. Liabilities are settled in line with compliance periods, which depend on the scheme and may not coincide with the calendar year.

The figures present compliance schemes only, excluding voluntary activities.

257 Shell Annual Report and Accounts 2025

6. Capital management Shell manages its businesses to deliver strong cash flows to sustain its strategy and for profitable growth. Management's current priorities [A] for applying Shell's cash are: Balanced capital allocation Total distributions [B] Enhanced shareholder distributions 40%-50% of CFFO* through the cycle [C] Cash capital expenditure (cash capex) Disciplined investment $20-22 billion p.a. 2025-2028 Prioritising buybacks 17 consecutive quarters ≥$3 billion Dividend consistency +4% announced at Q4 2025 Integrated Gas and Upstream cash capex [D] ~$12-14 billion Downstream, Renewables and Energy Solutions cash capex [D] ~$8 billion Intrinsic value creation >10% p.a. normalised free cash flow per share*growth through to 2030 [E] Progressive dividend 4% annual increase [F] Capital reallocation ≥10% ROACE* across segments [G] Balance sheet Maintain strong investment grade rating through the cycle [C] [A] Capital management priorities and related quantitative data were materially consistent with those disclosed in 2024. [B] Total shareholder distributions (dividends + share buybacks) based on cash generation, macro-outlook and balance sheet trajectory. [C] Measured across business cycles under varying economic and market conditions. [D] The Integrated Gas and Upstream cash capex includes expenditures related to the Integrated Gas and Upstream segments. The Downstream, Renewables and Energy Solutions cash capex includes expenditures for the Marketing, Chemicals and Products, and Renewables and Energy Solutions segments. (See Note 7) [E] Normalised free cash flow per share growth is determined on a compound annual growth rate (CAGR) basis by comparing the normalised free cash flow per share of the current year to the value from the 2024 base year. [F] Subject to Board approval. [G] Price normalised return on average capital employed (ROACE) on an Adjusted Earnings plus non-controlling interest basis. * Non-GAAP measure. See page 430. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 258 Shell Annual Report and Accounts 2025

7. Segment information General information Shell is an international energy company engaged in the principal aspects of the energy and petrochemical industries and reports its business through the following segments: Integrated Gas, Upstream, Marketing, Chemicals and Products, Renewables and Energy Solutions, and Corporate. The Integrated Gas segment includes liquefied natural gas (LNG) and conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. The segment also includes the marketing, trading and optimisation of LNG. The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas and operates the infrastructure necessary to deliver them to the market. The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell's retail network, including electric vehicle charging services and the wholesale commercial fuels business which provides fuels for transport and industry. The Lubricants business produces, markets and sells lubricants for road transport and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services, including low-carbon energy solutions, to a broad range of commercial customers, including the aviation, marine and agricultural sectors. The Chemicals and Products segment includes chemical manufacturing plants, with their own marketing network, and refineries, which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and until November 2025 oil sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil). The Renewables and Energy Solutions segment includes renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits. The segment also includes production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that compensate for carbon emissions, and Shell Ventures, which invests in or works with start-ups and other early-stage businesses to help them scale up and grow. The Corporate segment covers the non-operating activities supporting Shell. The segment comprises Shell's holdings and treasury organisation, its self-insurance activities, headquarters and central functions, and centrally managed longer-term innovation portfolio. All finance expense and income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments. Basis of segmental reporting With effect from January 1, 2025, segment earnings are presented on an Adjusted Earnings basis (Adjusted Earnings), which is the earnings measure used by the Chief Executive Officer, who serves as the Chief Operating Decision Maker, for the purposes of making decisions about allocating resources and assessing performance. This aligns with Shell's focus on performance, discipline and simplification. The Adjusted Earnings measure is presented on a current cost of supplies (CCS) basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. Identified items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period. The segment earnings measure used until December 31, 2024 was CCS earnings. The difference between CCS earnings and Adjusted Earnings are the identified items. Prior year comparatives have been revised to conform with the current year presentation. Sales between segments are based on prices generally equivalent to commercially available prices. Third-party revenue and non-current assets information by geographical area are based on the country of operation of the Group subsidiaries that report this information. Separate disclosure is provided for the UK as this is the Company's country of domicile. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 259 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

7. Segment information continued

Information by segment on an Adjusted Earnings basis is as follows:

2025

$ million

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:							
Third-party	38,457	5,105	111,855	77,071	34,359	39	266,886
Inter-segment	10,288	35,968	7,539	35,293	4,384	–	93,472
Share of profit/(loss) of joint ventures and associates	1,407	814	(821)	383	(165)	–	1,618
Interest and other income, of which:	169	3,083	(259)	885	50	1,299	5,227
Interest income	37	120	14	99	13	1,677	1,960
Net gains/(losses) on sale and revaluation of non-current assets and businesses	81	2,516 [A]	(180)	720	39	14	3,190
Other	51	447	(93)	66	(2)	(392)	77
Third-party and inter-segment purchases	27,613	5,833	100,843	100,543	35,811	23	270,666
Operating expenses, of which:	4,217	9,004	10,649	8,372	2,550	883	35,675
Production and manufacturing expenses	3,943	8,546	1,151	6,401	1,836	21	21,898
Selling, distribution and administrative expenses	140	207	9,292	1,835	623	510	12,607
Research and development expenses	134	251	206	136	91	352	1,170
Exploration expenses	115	1,021	–	–	–	–	1,136
Depreciation, depletion and amortisation charge, of which:	6,792	10,142	3,499	4,173	656	37	25,299
Impairment losses	686	237	1,229	713	299	11	3,175 [B]
Impairment reversals	–	–	(32)	(7)	(3)	–	(42) [C]
Interest expense	216	718	61	53	11	3,612	4,671
Taxation charge/(credit)	2,548	8,809	1,205	229	89	(1,243)	11,637
Income/(loss) for the period	8,820	9,443	2,057	262	(489)	(1,974)	18,119
Current cost of supplies adjustment before taxation	–	–	304	567	–	–	871
Tax on current cost of supplies adjustment	–	–	(75)	(155)	–	–	(230)
Identified items before taxation	(698)	(2,399)	2,080	404	805	64	256
Tax on identified items [D]	(98)	398	(372)	(27)	(144)	40	(203)
Adjusted Earnings	8,024	7,442	3,994	1,051	172	(1,870)	18,813
Adjusted Earnings attributable to Shell plc shareholders							18,528
Adjusted Earnings attributable to non-controlling interest							285

[A] Includes gain on disposal of Shell UK offshore oil and gas assets ($1,949 million). (See Note 9).
[B] Impairment losses comprise Property, plant and equipment ($2,799 million), Goodwill ($161 million) and Other intangible assets ($215 million). (See Note 13).
[C] Impairment reversals comprise Property, plant and equipment ($42 million). (See Note 13).
[D] Includes tax on identified items and tax amounts that qualify as identified items.

260 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

7. Segment information continued

2024

$ million

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:							
Third-party	37,290	6,606	120,089	90,918	29,366	43	284,312
Inter-segment	8,715	39,939	4,938	38,381	4,971	–	96,944
Share of profit/(loss) of joint ventures and associates	1,931	1,189	32	648	(807)	–	2,993
Interest and other income, of which:	48	609	(432)	121	242	1,136	1,724
Interest income	8	18	1	79	2	2,264	2,372
Net (losses)/gains on sale and revaluation of non-current assets and businesses	(100)	89	(399)	6	119	(3)	(288)
Other	140	502	(34)	36	121	(1,125)	(360)
Third-party and inter-segment purchases	24,055	7,368	107,490	115,080	31,074	(3)	285,064
Operating expenses, of which:	4,442	9,790	10,681	8,392	2,915	697	36,917
Production and manufacturing expenses	4,153	9,351	1,322	6,605	1,934	14	23,379
Selling, distribution and administrative expenses	164	176	9,150	1,636	887	426	12,439
Research and development expenses	125	263	209	151	94	257	1,099
Exploration expenses	414	1,997	–	–	–	–	2,411
Depreciation, depletion and amortisation charge, of which:	6,150	11,223	3,866	4,700	907	26	26,872
Impairment losses	564	327	1,633	1,319	658	1	4,502 [A]
Impairment reversals	(9)	(75)	(1)	(114)	(134)	–	(333) [B]
Interest expense	189	806	56	70	6	3,660	4,787
Taxation charge/(credit)	3,144	9,387	825	155	99	(209)	13,401
Income/(loss) for the period	9,590	7,772	1,709	1,671	(1,229)	(2,992)	16,521
Current cost of supplies adjustment before taxation	–	–	254	109	–	–	363
Tax on current cost of supplies adjustment	–	–	(68)	(23)	–	–	(91)
Identified items before taxation	2,176	1,100	2,402	1,364	720	1,105	8,867
Tax on identified items [C]	(376)	(477)	(412)	(187)	12	(81)	(1,521)
Adjusted Earnings	11,390	8,395	3,885	2,934	(497)	(1,968)	24,139
Adjusted Earnings attributable to Shell plc shareholders							23,716
Adjusted Earnings attributable to non-controlling interest							423

[A] Impairment losses comprise Property, plant and equipment ($3,673 million), Goodwill ($510 million) and Other intangible assets ($319 million). (See Note 13).
[B] Impairment reversals comprise Property, plant and equipment ($333 million). (See Note 13).
[C] Includes tax on identified items and tax amounts that qualify as identified items.

261 Shell Annual Report and Accounts 2025

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7. Segment information continued

2023

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
							$ million
Revenue:							
Third-party	37,645	6,475	130,559	97,080	44,819	42	316,620
Inter-segment	11,560	41,230	5,299	42,816	4,707	–	105,612
Share of profit/(loss) of joint ventures and associates	1,951	768	536	569	(96)	(3)	3,725
Interest and other income, of which:	137	671	73	64	75	1,818	2,838
Interest income	6	27	9	57	12	2,202	2,313
Net gains/(losses) on sale and revaluation of non-current assets and businesses	(22)	209	1	(46)	110	5	257
Other	153	435	63	53	(47)	(389)	268
Third-party and inter-segment purchases	27,356	7,890	119,366	123,698	40,170	15	318,495
Operating expenses, of which:	4,809	9,830	11,142	9,598	3,763	818	39,960
Production and manufacturing expenses	4,529	9,186	1,463	7,394	2,610	58	25,240
Selling, distribution and administrative expenses	154	326	9,427	2,022	1,058	446	13,433
Research and development expenses	126	318	252	182	95	314	1,287
Exploration expenses	216	1,534	–	–	–	–	1,750
Depreciation, depletion and amortisation charge, of which:	8,903	12,463	2,477	6,269	1,159	19	31,290
Impairment losses	3,472	1,360	430	2,777	908	–	8,947 [A]
Impairment reversals	(324)	(206)	(1)	(90)	(141)	–	(762) [B]
Interest expense	146	507	53	61	4	3,902	4,673
Taxation charge/(credit)	2,806	8,380	739	(301)	1,320	47	12,991
Income/(loss) for the period	7,057	8,540	2,690	1,204	3,089	(2,944)	19,636
Current cost of supplies adjustment before taxation	–	–	478	370	–	–	848
Tax on current cost of supplies adjustment	–	–	(110)	(93)	–	–	(203)
Identified items before taxation	7,892	1,166	339	2,632	(3,311)	14	8,732
Tax on identified items [C]	(1,030)	100	(85)	(497)	978	55	(479)
Adjusted Earnings	13,919	9,806	3,312	3,616	756	(2,875)	28,534
Adjusted Earnings attributable to Shell plc shareholders							28,250
Adjusted Earnings attributable to non-controlling interest							284

[A] Impairment losses comprise Property, plant and equipment ($8,182 million), Goodwill ($635 million) and Other intangible assets ($130 million). (See Note 13).
[B] Impairment reversals comprise Property, plant and equipment ($627 million) and Other intangible assets ($135 million). (See Note 13).
[C] Includes tax on identified items and tax amounts that qualify as identified items.

Identified items

The objective of identified items is to exclude material impacts [D] on net income/loss arising from transactions which are typically outside the control of management and are unusual in nature (e.g., infrequent or non-recurring events) or that result in a misalignment between accounting and economic outcomes. Certain transactions that are generally excluded from underlying results within the industry may also be classified as identified items.

Identified items comprise divestment gains and losses, impairment losses and reversals, redundancy and restructuring, fair value accounting effects on commodity derivatives and certain gas contracts, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.

The categories of identified items may include after-tax effects of joint ventures and associates, which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and are also fully reflected as identified items included within income/(loss) before taxation in the tables below. Identified items related to subsidiaries are consolidated and presented across appropriate lines of the Consolidated Statement of Income.

[D] For the purpose of identification of items in certain categories materiality thresholds are applied.

262 Shell Annual Report and Accounts 2025

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7. Segment information continued

2025

$ million

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income before taxation							
Divestment gains/(losses)	81	2,823	(97)	722	40	13	3,582
Impairment (impairments)/reversals	(685)	(238)	(1,630)	(737)	(367)	(11)	(3,668)
Redundancy and restructuring	(52)	(67)	(148)	(104)	(31)	(19)	(421)
Fair value accounting of commodity derivatives and certain gas contracts [A]	1,322	(4)	(2)	(186)	(397)	–	733
Other [B]	32	(115)	(203)	(99)	(50)	(47)	(482)
Total identified items included in Income before taxation	698	2,399	(2,080)	(404)	(805)	(64)	(256)
Total identified items included in Taxation (charge)/credit	98	(398)	372	27	144	(40)	203
Identified items included in Income for the period							
Divestment gains/(losses)	78	2,655	(72)	564	69	9	3,303
Impairment (impairments)/reversals	(433)	(162)	(1,384)	(634)	(334)	(8)	(2,955)
Redundancy and restructuring	(37)	(30)	(107)	(82)	(24)	(13)	(293)
Fair value accounting of commodity derivatives and certain gas contracts [A]	1,171	(1)	(7)	(150)	(299)	–	714
Impact of exchange rate movements and inflationary adjustments on tax balances [C]	34	62	–	–	–	(45)	51
Other [B]	(17)	(523)	(138)	(75)	(73)	(47)	(873)
Impact on Income for the period	796	2,001	(1,708)	(377)	(661)	(104)	(53)
Impact on Income for the period attributable to non-controlling interest	–	–	–	–	–	–	–
Impact on Income for the period attributable to Shell plc shareholders	796	2,001	(1,708)	(377)	(661)	(104)	(53)

[A] Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.

[B] Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.

[C] Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on: (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as recognised tax losses (this primarily impacts the Integrated Gas and Upstream segments); and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

263 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

7. Segment information continued

2024

$ million

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income before taxation							
Divestment (losses)/gains	(100)	89	(399)	6	119	(3)	(288)
Impairment (impairments)/reversals	(555)	(362)	(1,747)	(1,205)	(1,181)	(1)	(5,051)
Redundancy and restructuring	(106)	(320)	(296)	(195)	(97)	2	(1,012)
Fair value accounting of commodity derivatives and certain gas contracts [A]	(1,286)	(58)	49	(117)	399	–	(1,013)
Other [A]	(129)	(449)	(9)	147	40	(1,103) [B]	(1,503)
Total identified items included in Income before taxation	(2,176)	(1,100)	(2,402)	(1,364)	(720)	(1,105)	(8,867)
Total identified items included in Taxation credit/(charge)	376	477	412	187	(12)	81	1,521
Identified items included in Income for the period							
Divestment (losses)/gains	(96)	67	(386)	4	94	(2)	(319)
Impairment (impairment)/reversals	(363)	(323)	(1,423)	(1,176)	(1,085)	(1)	(4,371)
Redundancy and restructuring	(71)	(214)	(214)	(142)	(71)	1	(711)
Fair value accounting of commodity derivatives and certain gas contracts [A]	(1,088)	(14)	40	(86)	300	–	(848)
Impact of exchange rate movements and inflationary adjustments on tax balances [A]	(49)	313	–	–	–	99	363
Other [A]	(133)	(452)	(7)	223	30	(1,121) [B]	(1,460)
Impact on Income for the period	(1,800)	(623)	(1,990)	(1,177)	(732)	(1,024)	(7,346)
Impact on Income for the period attributable to non-controlling interest	–	–	–	18	–	–	18
Impact on Income for the period attributable to Shell plc shareholders	(1,800)	(623)	(1,990)	(1,195)	(732)	(1,024)	(7,364)

[A] For a detailed description see corresponding footnotes to the 2025 identified items table above.
[B] Corporate includes reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.

264 Shell Annual Report and Accounts 2025

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7. Segment information continued

2023

$ million

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income before taxation							
Divestment gains/(losses)	(22)	209	1	(46)	110	5	257
Impairment (impairments)/reversals	(3,147)	(1,187)	(509)	(2,690)	(767)	–	(8,300)
Redundancy and restructuring	(1)	(21)	(150)	(106)	(32)	(19)	(329)
Fair value accounting of commodity derivatives and certain gas contracts [A]	(4,754)	448	19	276	3,592	–	(419)
Other [A]	32	(615)	300	(66)	408	–	59
Total identified items included in Income before taxation	(7,892)	(1,166)	(339)	(2,632)	3,311	(14)	(8,732)
Total identified items included in Taxation credit/(charge)	1,030	(100)	85	497	(978)	(55)	479
Identified items included in Income for the period							
Divestment gains/(losses)	(14)	208	1	(35)	114	3	277
Impairment (impairments)/reversals	(2,247)	(642)	(466)	(2,195)	(669)	–	(6,219)
Redundancy and restructuring	–	(9)	(113)	(82)	(25)	(12)	(241)
Fair value accounting of commodity derivatives and certain gas contracts [A]	(4,408)	128	26	214	2,755	–	(1,285)
Impact of exchange rate movements and inflationary adjustments on tax balances [A]	–	(295)	–	–	–	(60)	(355)
Other [A]	(193)	(656)	298	(37)	158	–	(430)
Impact on Income for the period	(6,862)	(1,266)	(254)	(2,135)	2,333	(69)	(8,253)
Impact on Income for the period attributable to non-controlling interest	–	–	(11)	–	–	–	(11)
Impact on Income for the period attributable to Shell plc shareholders	(6,862)	(1,266)	(243)	(2,135)	2,333	(69)	(8,242)

[A] For a detailed description see corresponding footnotes to the 2025 identified items table above.

265 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

7. Segment information continued

Information by geographic area is as follows:

2025

$ million

	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	91,808 [A]	90,838	57,728	26,512	266,886
Goodwill, other intangible assets, property, plant and equipment, joint ventures and associates at December 31	46,689 [B]	89,236	53,899	49,700	239,524

[A] Includes $28,746 million that originated from the UK.
[B] Includes $19,997 million located in the UK.

2024

$ million

	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	92,480 [A]	98,343	65,089	28,400	284,312
Goodwill, other intangible assets, property, plant and equipment, joint ventures and associates at December 31	40,971 [B]	88,588	55,245	49,372	234,176

[A] Includes $28,011 million that originated from the UK.
[B] Includes $15,822 million located in the UK (excluding assets reclassified as held for sale). (See Note 19).

2023

$ million

	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	118,135 [A]	99,967	70,291	28,227	316,620
Goodwill, other intangible assets, property, plant and equipment, joint ventures and associates at December 31	48,008 [B]	91,374	57,261	49,562	246,205

[A] Includes $44,815 million that originated from the UK.
[B] Includes $21,478 million located in the UK.

Cash capital expenditure

Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

2025

$ million

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total [A]
Capital expenditure	3,952	8,849	1,841	2,716	1,477	112	18,947
Investments in joint ventures and associates	737	467	18	345	314	5	1,886
Investments in equity securities	–	–	3	2	75	2	82
Cash capital expenditure	4,689	9,316	1,862	3,063	1,866	119	20,915

[A] See Consolidated Statement of Cash Flows.

266 Shell Annual Report and Accounts 2025

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7. Segment information continued

2024

$ million

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total [A]
Capital expenditure	4,095	7,739	2,357	2,943	2,338	129	19,601
Investments in joint ventures and associates	672	150	88	347	138	9	1,404
Investments in equity securities	–	1	–	–	73	6	80
Cash capital expenditure	4,767	7,890	2,445	3,290	2,549	144	21,085

[A] See Consolidated Statement of Cash Flows.

2023

$ million

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total [A]
Capital expenditure	3,491	8,249	5,741	2,928	2,314	270	22,993
Investments in joint ventures and associates	705	94	49	84	261	9	1,202
Investments in equity securities	–	–	–	2	106	89	197
Cash capital expenditure	4,196	8,343	5,790	3,014	2,681	368	24,392

[A] See Consolidated Statement of Cash Flows.

8. Revenue [A]

$ million

	2025	2024	2023
Crude oil	35,711	40,625	39,609
Oil products	114,660	129,554	144,985
Natural gas and NGL	22,825	19,309	28,010
LNG	33,467	30,923	32,976
Power	12,260	11,566	11,822
Lubricants	11,544	11,511	11,548
Chemicals products	6,922	8,529	8,360
Other [B]	19,963	22,330	23,703
Revenue from contracts with customers	257,352	274,347	301,013
Revenue from other sources	9,534	9,965	15,607
Total revenue	266,886	284,312	316,620

[A] Note 7 contains a detailed analysis of the total revenue by segment and geographic area.
[B] Other primarily includes sales of Naphtha, LPG, Condensate, (refined) Bitumen, and revenue from smaller sales of various other products.

Revenue from other sources related to fair value accounting of commodity derivatives.

267 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

9. Interest and other income

$ million

	2025	2024	2023
Interest income	1,960	2,372	2,313
Dividend income (from investments in equity securities)	82	83	49
Net gains/(losses) on sale and revaluation of non-current assets and businesses	3,190 [A]	(288)	257
Net foreign exchange losses on financing activities	(537)	(1,025)	(458)
Other	532	582	677
Total	5,227	1,724	2,838

[A] Mainly includes gain on the divestment of UK offshore oil and gas assets and US midstream operations.

Other includes amounts recognised in respect of sublease income from partners in joint operations (2025: $420 million, 2024: $493 million, 2023: $418 million).

10. Interest expense

$ million

	2025	2024	2023
Interest incurred and similar charges	2,363	2,800	2,669
Interest expense related to leases	1,866	1,722	1,772
Less: interest capitalised	(521)	(638)	(532)
Other net (gains)/losses on fair value and cash flow hedges of debt	(70)	(71)	45
Accretion expense	1,033	974	719
Total	4,671	4,787	4,673

The rate applied in determining the amount of interest capitalised in 2025 was 4.5% (2024: 4.0%, 2023: 4.0%).

11. Goodwill and other intangible assets

2025

$ million

		Other intangible assets			
	Goodwill	LNG off-take and sales contracts	Environmental certificates	Other	Total
Cost					
At January 1	18,282	6,587	2,514	9,798	18,899
Additions	289	1,675	3,659	661	5,995
Sales, retirements and other movements [A]	(808)	–	(3,588)	(572)	(4,160)
Currency translation differences	252	–	294	461	755
At December 31	18,015	8,262	2,879	10,348	21,489
Depreciation, depletion and amortisation, including impairments					
At January 1	2,250	4,194		5,225	9,419
Charge for the year [B]	161	706		645	1,351
Sales, retirements and other movements [A]	(122)	–		(517)	(517)
Currency translation differences	64	–		226	226
At December 31	2,353	4,900		5,579	10,479
Carrying amount at December 31	15,662	3,362	2,879	4,769 [C]	11,010

[A] Includes the reclassification of assets classified as held for sale. (See Note 19).
[B] Includes impairment losses and reversals (except for Goodwill). (See Note 13).
[C] Includes software ($1,470 million), power purchase agreements, retail customer relationships and trademarks.

268 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

11. Goodwill and other intangible assets continued

2024

		Other intangible assets			$ million
	Goodwill	LNG off-take and sales contracts	Environmental certificates	Other	Total
Cost					
At January 1	18,542	9,734	2,391	9,642	21,767
Additions	155	–	3,862	594	4,456
Sales, retirements and other movements [A]	(195)	(3,147)	(3,668)	(180)	(6,995)
Currency translation differences	(220)	–	(71)	(258)	(329)
At December 31	18,282	6,587	2,514	9,798	18,899
Depreciation, depletion and amortisation, including impairments					
At January 1	1,882	6,751		4,763	11,514
Charge for the year [B]	510	590		744	1,334
Sales, retirements and other movements [A]	(101)	(3,147)		(169)	(3,316)
Currency translation differences	(41)	–		(113)	(113)
At December 31	2,250	4,194		5,225	9,419
Carrying amount at December 31	16,032	2,393	2,514	4,573 [C]	9,480

[A] Includes the reclassification of assets classified as held for sale. (See Note 19).
[B] Includes impairment losses and reversals. (See Note 13).
[C] Includes software ($1,013 million), power purchase agreements, retail customer relationships and trademarks.

Goodwill at December 31, 2025, related principally to the acquisition of BG Group plc in 2016, allocated to Integrated Gas ($4,945 million) and Upstream ($4,672 million) at the operating segment level, and to Pennzoil-Quaker State Company ($1,605 million), a lubricants business in the Marketing segment based largely in North America.

12. Property, plant and equipment

2025 [A]

	Exploration and production				$ million
	Exploration and evaluation	Production	Manufacturing, supply and distribution	Other	Total
Cost					
At January 1	7,214	273,025	103,907	46,600	430,746
Additions	985	13,095	5,292	4,451	23,823
Sales, retirements and other movements [B]	(1,707)	(13,489)	(1,494)	(3,395)	(20,085)
Currency translation differences	138	4,288	3,404	2,624	10,454
At December 31	6,630	276,919	111,109	50,280	444,938
Depreciation, depletion and amortisation, including impairments					
At January 1	3,106	170,846	53,101	18,474	245,527
Charge for the year [C]	66	14,328	6,412	3,488	24,294
Sales, retirements and other movements [B]	(598)	(11,750)	(2,368)	(1,814)	(16,530)
Currency translation differences	76	2,869	2,476	1,149	6,570
At December 31	2,650	176,293	59,621	21,297	259,861
Carrying amount at December 31	3,980	100,626	51,488	28,983	185,077

[A] Includes right-of-use assets under leases. (See Note 22).
[B] Includes the reclassification of assets classified as held for sale. (See Note 19).
[C] Includes impairment losses and reversals. (See Note 13).

269 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

12. Property, plant and equipment continued

2024 [A]

$ million

	Exploration and production		Manufacturing, supply and distribution	Other	Total
	Exploration and evaluation	Production			
Cost					
At January 1	8,635	285,670	113,069	47,696	455,070
Additions	1,174	12,835	8,256	4,181	26,446
Sales, retirements and other movements [B]	(2,390)	(22,324)	(15,636)	(3,430)	(43,780)
Currency translation differences	(205)	(3,156)	(1,782)	(1,847)	(6,990)
At December 31	7,214	273,025	103,907	46,600	430,746
Depreciation, depletion and amortisation, including impairments					
At January 1	3,323	174,973	63,826	18,113	260,235
Charge for the year [C]	159	15,004	6,652	3,739	25,554
Sales, retirements and other movements [B]	(243)	(17,540)	(16,096)	(2,618)	(36,497)
Currency translation differences	(133)	(1,591)	(1,281)	(760)	(3,765)
At December 31	3,106	170,846	53,101	18,474	245,527
Carrying amount at December 31	4,108	102,179	50,806	28,126	185,219

[A] Includes right-of-use assets under leases. (See Note 22).
[B] Includes the reclassification of assets classified as held for sale. (See Note 19).
[C] Includes impairment losses and reversals. (See Note 13).

The carrying amount of property, plant and equipment at December 31, 2025, included $21,815 million (2024: $27,852 million) of assets under construction. This amount excludes exploration and evaluation assets. The decrease compared with 2024 is primarily attributable to the completion of asset construction in Integrated Gas in Canada. Remaining assets under construction mainly include projects in Integrated Gas in Australia and projects in Upstream in the USA, Brazil and Malaysia.

The carrying amount of exploration and production assets at December 31, 2025, included rights and concessions in respect of proved and unproved properties of $4,742 million (2024: $5,411 million). Exploration and evaluation assets principally comprise rights and concessions in respect of unproved properties and capitalised exploration drilling costs.

The total contractual commitments for the purchase and lease of property, plant and equipment at December 31, 2025, amounted to $6,260 million of which $2,940 million related to lease commitments.

Capitalised exploration drilling costs

$ million

	2025	2024	2023
At January 1	2,054	3,136	2,911
Additions pending determination of proved reserves	842	1,104	1,967
Amounts charged to expense	(377)	(1,622)	(868)
Reclassifications to productive wells on determination of proved reserves	(265)	(333)	(874)
Other movements [A]	(110)	(231)	–
At December 31	2,144	2,054	3,136

[A] Includes the reclassification of assets classified as held for sale. (See Note 19).

	Projects		Wells	
	Number	$ million	Number	$ million
Between 1 and 5 years	14	727	32	727
Between 6 and 10 years	8	702	15	644
Between 11 and 15 years	8	157	12	183
Between 16 and 20 years	5	96	7	128
Total	35	1,682	66	1,682

Exploration drilling costs capitalised for periods greater than one year at December 31, 2025, analysed according to the most recent year of activity, are presented in the table above. These comprise $147 million relating to four projects where drilling activities were under way or firmly planned for the future, and $1,535 million relating to 31 projects awaiting development concepts.

270 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

13. Impairment of property, plant and equipment, goodwill and other intangible assets

Impairments

			$ million
	2025	2024	2023
Impairment losses			
Goodwill	161	510	635
Intangible assets other than goodwill	215	319	130
Property, plant and equipment, of which [A]	2,799	3,673	8,182
Exploration and production	881	783	4,820
Manufacturing, supply and distribution	686	1,278	2,785
Other	1,232	1,612	577
Total [B]	3,175	4,502	8,947
Impairment reversals			
Intangible assets other than goodwill	–	–	135
Property, plant and equipment, of which [A]	42	333	627
Exploration and production	–	74	528
Manufacturing, supply and distribution	1	114	91
Other	41	145	8
Total [B]	42	333	762

[A] Includes right-of-use assets under leases. (See Note 22).
[B] See Note 7.

Discount rate and other assumptions

The discount rates applied in determining value in use reflect a current market assessment of the time value of money, adjusted for risks not included in forecast cash flows. The discount rate applied is based on a nominal post-tax weighted average cost of capital (WACC), with an indicative rate derived from the following key assumptions:

WACC assumptions

Risk-free rate
Derived from benchmark US Treasury yields with maturities that align with the horizon typically applied in deriving equity market risk premiums.

Cost of debt [A]
Derived from observable risk premiums on corporate debt issued by comparable energy companies, using peer yield curves with maturities commensurate with other assumptions, and adjusted for a blended statutory tax rate.

Cost of equity [A]
Calculated per the capital asset pricing model. Equity risk premiums are derived from a range of published sources, adjusted to reflect a beta derived from a peer group of comparable energy companies.

[A] The peer group of comparable energy companies is tailored to reflect relevant integrated power companies (for power activities in the Renewables and Energy Solutions segment) and integrated oil and gas companies (for the rate applied to all other assets). The proportion of debt and equity in the WACC calculation reflects a target gearing ratio, tailored for power activities and oil and gas activities as appropriate.

The key assumptions noted above are subsequently calibrated to construct a reasonable range of expected returns, reflecting potential variability in market participant assumptions. This includes, amongst others, sensitivity adjustments for US Treasury yield maturities, a range of equity risk premium assumptions and the time horizons applied in calculating industry betas. The reasonability of the indicative discount rate is then assessed by reference to this range, to ensure it remains commensurate with the returns expected by market participants.

The rate is reassessed throughout the reporting period, with adjustments made when changes in assumptions applied would lead to a change in an investor's expected rate of return on a portfolio of similar assets. This assessment considers a range of factors, including macroeconomic forecasts, the historical volatility of key assumptions and the level of risking reflected in cash flow forecasts, including the extent to which systemic risks have been reflected in Shell's Operating Plan, which forms the basis of forecast cash flows in determining value in use.

Cash flow projections used in the determination of value in use were made using management's forecasts of commodity prices, market supply and demand, forecast expenditures, potential costs associated with operational GHG emissions, product margins including forecast refining margins, chemical margins and expected production volumes (see Note 2). The level of risking reflected in these assumptions is a consideration in management's assessment of the discount rate to be applied to avoid duplication of systemic and asset-specific risking in calculating value in use and to ensure the discount rate applied is commensurate with risks included in forecast cash flows.

271 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

13. Impairment of property, plant and equipment, goodwill and other intangible assets continued

The discount rate applied was a nominal post-tax WACC of 6% (2024: 6%) for the power activities in the Renewables and Energy Solutions segment and a nominal post-tax WACC of 7.5% (2024: 7.5%) for all other businesses. Management assessed the appropriateness of these discount rates in light of continued volatility in benchmark US Treasury yields observed during 2025. Management concluded that the discount rates remain appropriate and materially commensurate with other significant cash flow assumptions.

Recoverable value was predominantly assessed by reference to value in use in segments other than the Renewables and Energy Solutions segment. The pre-tax discount rates applied for value in use impairment testing vary according to the characteristics of the asset, including its useful life and cash flow profiles. The weighted average pre-tax discount rate applied in the recognition of impairment charges during the year was 9.9% for segments other than the Renewables and Energy Solutions segment.

The near-term commodity price assumptions applied in impairment testing were as follows:

Commodity price assumptions [A]

2025	2026	2027	2028	2029
Brent crude oil ($/b)	60	70	70	74
Henry Hub natural gas ($/MMBtu)	3.90	3.80	3.60	3.80
2024	2025	2026	2027	2028
Brent crude oil ($/b)	70	70	70	74
Henry Hub natural gas ($/MMBtu)	3.30	4.00	4.00	4.24

[A] Money of the day.

For periods after 2029, the real-term price assumptions applied were: $70 per barrel (/b) (2024: $70/b) for Brent crude oil, and a linear increase from $3.50 per million British thermal units (/MMBtu) to $4.50/MMBtu in 2049 (2024: $5.00/MMBtu) for Henry Hub natural gas.

Oil and gas price assumptions applied for impairment testing are reviewed and, where necessary, adjusted on a periodic basis. Reviews include comparison with available market data and forecasts that reflect developments in demand such as global economic growth, technology efficiency, policy measures and, in supply, consideration of investment and resource potential, cost of development of new supply and behaviour of major resource holders.

For Renewables and Energy Solutions segment, the recoverable value was determined by reference to fair value less costs of disposal. In determining fair value, adjustments are made to forecast cash flows to reflect assumptions used by market participants. These adjustments predominantly relate to the discount rate applied, commodity price assumptions and where relevant other adjustments to reflect comparable transactions.

Impairments of $0.1 billion were recognised during 2025 in respect of property, plant and equipment, goodwill and other intangible assets for which recoverable value was determined by reference to fair value less costs of disposal. The associated carrying value of these assets at December 31, 2025, was $0.5 billion, relating to assets in Renewables and Energy Solutions.

Impairments of $1.2 billion were recognised during 2024 in respect of property, plant and equipment, goodwill and other intangible assets for which recoverable value was determined by reference to fair value less costs of disposal. The associated carrying value of these assets at December 31, 2024, was $1 billion in Marketing and $0.9 billion relating to assets in Renewables and Energy Solutions. The majority of the assets for which the recoverable value was determined by reference to fair value less costs of disposal were related to assets classified as held for sale (see Note 19).

Goodwill

Goodwill impairments of $161 million in 2025 are mainly recognised in Marketing.

Goodwill impairments of $510 million in 2024 are mainly recognised in Renewables and Energy Solutions, triggered by a portfolio choice regarding renewable generation assets in North America.

Goodwill impairments of $635 million in 2023 were mainly recognised in Renewables and Energy Solutions primarily related to an asset in North America, triggered by annual goodwill impairment testing reflecting factors including the impact of the deteriorated macro-environment.

Property, plant and equipment

Exploration and production

Impairment losses recognised in Exploration and production in 2025 of $881 million mainly related to assets in Integrated Gas ($677 million) and Upstream ($197 million). Impairments recognised in Integrated Gas mainly related to an asset located in Australia, triggered due to lower forecasted commodity price assumptions. Impairment losses recognised in Upstream principally relate to projects in Europe, triggered by lower production and lower forecast commodity price assumptions.

272 Shell Annual Report and Accounts 2025

13. Impairment of property, plant and equipment, goodwill and other intangible assets continued Impairment losses recognised in Exploration and production in 2024 of $783 million related to various assets in Integrated Gas ($543 million) and Upstream ($240 million). Impairments recognised in Integrated Gas mainly related to an asset located in Australia, triggered by factors including revised price, production and cost estimates. Impairment losses recognised in Upstream principally relate to projects in North America and Europe, triggered by portfolio choices. Impairment losses recognised in Exploration and production in 2023 of $4,820 million related to various assets in Integrated Gas ($3,472 million) and Upstream ($1,348 million). Impairments recognised in Integrated Gas mainly related to an asset located in North America, triggered by a change in the discount rate applied, and a project in Australia, triggered by factors including revised production estimates and regulatory changes. Impairment losses recognised in Upstream principally relate to projects in North America, Nigeria and the UK triggered by factors including revised reserves estimates and portfolio choices. Manufacturing, supply and distribution Impairment losses recognised in Manufacturing, supply and distribution in 2025 of $686 million mainly related to additional capital expenditure on an already fully impaired refinery located in Europe and an energy and chemicals park located in Singapore, due to remeasurement of the fair value less costs of disposal, and to various other assets in Chemicals and Products. Impairment losses recognised in Manufacturing, supply and distribution in 2024 of $1,278 million mainly related to an energy and chemicals park located in Singapore, due to remeasurement of the fair value less costs of disposal triggered by a sales agreement reached, and to various smaller assets in Chemicals and Products. Impairment losses recognised in Manufacturing, supply and distribution in 2023 of $2,785 million mainly related to an energy and chemicals park located in Singapore in Chemicals and Products, triggered by lower expected chemical margins and associated with portfolio choices. Other Other impairment losses in 2025 of $1,232 million mainly related to impairments in Marketing ($1,073 million) and various smaller assets in all other segments. The impairment in Marketing principally relates to a biofuels facility located in the Netherlands, triggered by the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park. Other impairment losses in 2024 of $1,612 million mainly related to impairments in Marketing ($1,518 million), assets in Renewables and Energy Solutions ($52 million) and various smaller assets in Integrated Gas, Upstream, and Chemicals and Products. The impairment in Marketing principally relates to a biofuels facility located in the Netherlands, triggered by a temporary pause of on-site construction work. Other impairment losses in 2023 of $577 million related to various assets in Marketing ($292 million) and assets in Renewables and Energy Solutions mainly in Europe ($273 million). Impairment reversals in 2024 of $333 million are mainly triggered by the reassessment of value in use in Renewables and Energy Solutions ($134 million) and divestments in Chemicals and Products ($114 million). Impairment reversals in 2023 of $627 million were mainly triggered by the reassessment of fair value less costs of disposal in Integrated Gas ($325 million) and revised reserves estimates in Upstream ($203 million). Sensitivities The main sensitivities in relation to value in use impairment assessment are commodity price assumptions in Integrated Gas and Upstream, refining and chemical margins in Chemicals and Products, and discount rates in all segments. Commodity price assumptions A change of -10% or +10% in the commodity price assumptions over the entire cash flow projection period would ceteris paribus result in $7-10 billion in impairments or $2-5 billion in impairment reversal, respectively, in Integrated Gas and Upstream. In addition to the above, the recoverable value of certain assets (including the Adura JV, see Note 14) is determined by reference to fair value. The carrying amount of these assets reflect market participant assumptions and are hence less sensitive to the commodity price outlook per Shell's Operating Plan. A 10% lower oil price to the fair value of the Adura joint venture could lead, ceteris paribus, to a recoverable amount that would be up to $1 billion lower than its carrying value. Upon formation, the fair value of the Adura JV was determined using a long-term Brent price assumption of $70/b (RT 25). Refining margins Refining margins applied for impairment testing by reference to value in use are at an average of $9/bbl (20-year average). A change of -$1/bbl or +$1/bbl in long-term refining margins over the entire cash flow projection period would ceteris paribus result in up to $1.5 billion impairments or no impairment reversal, respectively, in Chemicals and Products. Chemical margins Chemical margins applied for impairment testing by reference to value in use are at an average of $299.5/tonne (20-year average). A change of -$30/tonne or +$30/tonne in long-term chemical margins over the entire cash flow projection period would ceteris paribus result in up to $0.5 billion in impairments or no impairment reversal, respectively, in Chemicals and Products. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 273 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

13. Impairment of property, plant and equipment, goodwill and other intangible assets continued

Discount rates

A change of +1% in the discount rate would ceteris paribus result in $3-6 billion in impairments in Integrated Gas and Upstream, up to $2 billion in Chemicals and Products, up to $1 billion in Marketing and would have no significant impact in other segments.

Where applicable, the above sensitivities include impairment charges that would arise in respect of associates and joint ventures. Where carrying values have been supported by reference to fair value less costs of disposal, recoverable amounts are less sensitive to Shell's planning assumptions. This is on the basis that key assumptions (including discount rates and commodity prices) have been adjusted to reflect those used by market participants.

In calculating recoverable value, key assumptions are not determined in isolation to ensure relevant interdependencies are appropriately reflected. In particular, management considers the relationship between discount rates, forecast commodity prices and cash flow risking to ensure impairment testing assumptions result in an implicit expected return that is balanced and appropriate for the asset under review. Each of the sensitivities described above has been tested under a ceteris paribus assumption where all other factors remain unchanged, and as such does not reflect the potential offsetting effects of corresponding changes in other assumptions.

14. Joint ventures and associates

Shell share of comprehensive income of joint ventures and associates

									$ million
			2025			2024			2023
	Joint ventures	Associates	Total	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Income for the period	243	1,375	1,618 [A]	970	2,023	2,993 [B]	1,619	2,106	3,725
Other comprehensive income/(loss) for the period	131	–	131	(71)	–	(71)	(183)	–	(183)
Comprehensive income for the period	374	1,375	1,749	899	2,023	2,922	1,436	2,106	3,542

[A] Includes impairment charges of $554 million, mainly related to joint ventures and associates in the Marketing segment.
[B] Includes impairment charges of $873 million, mainly related to joint ventures and associates in the Renewables and Energy Solutions segment.

Carrying amount of interests in joint ventures and associates

						$ million
			Dec 31, 2025			Dec 31, 2024
	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Net assets	19,814	7,961	27,775	15,783	7,662	23,445

On December 1, 2025, Shell finalised the formation of the Adura joint venture with Equinor. This joint venture comprises Shell and Equinor's former UK offshore oil and gas assets and related expertise. At December 31, 2025, the amount recognised under the equity method was $4,991 million, representing the fair value of Shell's share of net assets.

Transactions with joint ventures and associates

			$ million
	2025	2024	2023
Sales and charges to joint ventures and associates	8,389	9,652	10,223
Purchases and charges from joint ventures and associates	11,770	13,076	15,084

These transactions principally comprise sales and purchases of goods and services in the ordinary course of business. Related balances outstanding at December 31, 2025, and 2024, are presented in Notes 16 and 20.

Other arrangements in respect of joint ventures and associates

		$ million
	Dec 31, 2025	Dec 31, 2024
Commitments to make purchases from joint ventures and associates [A]	1,632	1,078
Commitments to provide debt or equity funding to joint ventures and associates	215	323

[A] Commitments to make purchases from joint ventures and associates mainly relate to contracts associated with LNG processing fees and transportation capacity. Shell has other purchase obligations related to joint ventures and associates that are not fixed or determinable and are principally intended to be resold in a short period of time through sales agreements with third parties. These include long-term LNG and natural gas purchase commitments and commitments to purchase refined products or crude oil at market prices.

274 Shell Annual Report and Accounts 2025

15. Investments in securities Investments in securities $ million Dec 31, 2025 Dec 31, 2024 Equity securities: 1,079 1,104 Equity securities at fair value through other comprehensive income 1,079 1,104 Debt securities: 478 1,151 Debt securities at amortised cost 39 37 Debt securities at fair value through other comprehensive income 399 1,017 Debt securities at fair value through profit or loss 40 97 Total 1,557 2,255 At fair value Measured by reference to prices in active markets for identical assets 580 1,197 Measured by reference to other observable inputs 70 95 Measured using more than an insignificant proportion of unobservable inputs 868 926 Total 1,518 2,218 At cost 39 37 Total 1,557 2,255 As at December 31, 2025, investments included equity securities comprising interests in which Shell has no significant influence and debt securities, principally comprising assets held in escrow in relation to the Group's UK pension arrangements. Investments in securities measured using more than an insignificant proportion of unobservable inputs [A] $ million 2025 2024 At January 1 926 1,143 Losses recognised in other comprehensive income (63) (16) Purchases 80 63 Sales (49) (260) Other movements (26) (4) At December 31 868 926 [A] Based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value. 16. Trade and other receivables $ million Dec 31, 2025 Dec 31, 2024 Current Non-current Current Non-current Trade receivables 30,005 — 31,041 — Lease receivables 194 778 189 875 Other receivables 9,288 5,668 8,014 3,528 Amounts due from joint ventures and associates 788 174 903 152 Prepayments and deferred charges 4,322 1,632 5,713 1,463 Total 44,597 8,252 45,860 6,018 The fair value of financial assets included above approximates the carrying amount and was determined from predominantly unobservable inputs. Other receivables at December 31, 2025, included current and non-current deferred consideration on the divestment of assets of $1,904 million (2024: $376 million), current indirect tax receivables of $1,597 million (2024: $1,490 million), current government subsidies of $1,082 million (2024: $795 million), non-current income tax receivables of $805 million (2024: $680 million) and current income tax receivables of $483 million (2024: $391 million). Provisions for impairments deducted from trade and other receivables amounted to $1,466 million at December 31, 2025 (2024: $1,253 million). Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 275 Shell Annual Report and Accounts 2025

16. Trade and other receivables continued Allowance for expected credit losses -- trade receivables Shell uses a provision matrix to calculate expected credit losses (ECL) for trade receivables. The provision matrix is initially based on Shell's historical observed default rates. Shell calculates the ECL to adjust the historical credit loss experienced with forward-looking information. At December 31, 2025, represented a range of 0.36-0.50% applied to trade receivables resulted in a $150 million ECL. A further ECL of $902 million was established in addition to all other impairments to trade receivables as at December 31, 2025, outside the provision matrix calculations, which is predominantly made up of trading loans. Lease receivables Lease contracts where Shell is the lessor are classified as finance leases or operating leases. Receivables for lease contracts classified as finance leases are as follows: $ million Dec 31, 2025 Dec 31, 2024 Less than 1 year 225 234 Between 1 and 5 years 553 732 5 years and later 339 316 Total undiscounted lease payments receivable 1,117 1,282 Unearned finance income 145 218 Net investment in leases 972 1,064 In addition, at December 31, 2025, Shell is entitled to future contractual payments under operating leases of $264 million (2024: $277 million). 17. Inventories $ million Dec 31, 2025 Dec 31, 2024 Oil, gas and chemicals 17,925 20,211 Environmental certificates 2,699 1,602 Materials 1,592 1,613 Total 22,216 23,426 Inventories at December 31, 2025, included write-downs to net realisable value of $783 million (2024: $483 million). 18. Cash and cash equivalents $ million Dec 31, 2025 Dec 31, 2024 Cash 4,867 5,551 Short-term bank deposits 8,370 10,706 Money market funds, reverse repos and other cash equivalents 16,979 22,853 Total 30,216 39,110 In 2025, cash continued to be invested with an emphasis on capital preservation. Information about credit risk is presented in Note 26. Included in cash and cash equivalents at December 31, 2025, were amounts totalling $586 million (2024: $1,274 million) subject to currency controls or other legal restrictions. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 276 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

19. Assets held for sale

$ million

	Dec 31, 2025			Dec 31, 2024 [A]		
	Current	Non-current	Total	Current	Non-current	Total
Intangible assets	–	17	17	–	67	67
Property, plant and equipment	–	662	662	–	8,283	8,283
Joint ventures and associates	–	32	32	–	–	–
Deferred tax	–	46	46	–	–	–
Retirement benefits	–	–	–	–	–	–
Trade and other receivables	130	11	141	276	47	323
Derivative financial instruments	–	–	–	4	–	4
Inventories	132	–	132	1,180	–	1,180
Assets classified as held for sale	262	768	1,030	1,460	8,397	9,857
Debt	22	163	185	49	575	624
Trade and other payables	82	1	83	476	8	484
Deferred tax	–	–	–	–	2,042	2,042
Retirement benefits	–	–	–	–	–	–
Decommissioning and other provisions	41	474	515	134	2,919	3,053
Income taxes payable	37	–	37	–	–	–
Liabilities directly associated with assets classified as held for sale	182	638	820	659	5,544	6,203

[A] All assets classified as held for sale at December 31, 2024, were sold in 2025 except for Shell's UK Southern North Sea offshore natural gas assets.

At December 31, 2025, assets held for sale mainly related to Shell's UK Southern North Sea offshore natural gas assets in Upstream and two retail operations in Mexico and Indonesia in Marketing. The disposal of assets classified as held for sale at December 31, 2025, are expected to be completed in 2026 except for UK Southern North Sea offshore natural gas assets as the disposal of these assets is no longer considered highly probable since January 2026.

20. Trade and other payables

$ million

	Dec 31, 2025		Dec 31, 2024	
	Current	Non-current	Current	Non-current
Trade payables	28,140	–	29,767	–
Other payables [A]	10,621	4,061	9,838	2,990
Sales taxes, excise duties and similar levies	2,861	–	3,439	–
Amounts due to joint ventures and associates	5,225	133	6,410	67
Accruals and deferred income	10,923	269	11,239	233
Total	57,770	4,463	60,693	3,290

[A] Includes obligations under environmental compliance schemes of $5,321 million as at December 31, 2025 (2024: $3,935 million). (See Note 5).

The fair value of financial liabilities included above approximates the carrying amount and was determined from predominantly unobservable inputs.

Other payables include amounts due to joint arrangement partners.

Information about offsetting, collateral and liquidity risk is presented in Note 26.

277 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

21. Debt

Debt

	Dec 31, 2025			Dec 31, 2024		
$ million	Debt (excluding lease liabilities)	Lease liabilities [A]	Total	Debt (excluding lease liabilities)	Lease liabilities [A]	Total
Current debt:	4,517	4,611	9,128	6,920	4,710	11,630
Short-term debt	506		506	642		642
Long-term debt due within 1 year	4,011	4,611	8,622	6,278	4,710	10,988
Non-current debt	42,193	24,322	66,515	41,456	23,992	65,448
Total	46,710	28,933	75,643	48,376	28,702	77,078

[A] Further analysis of lease liabilities is provided in Note 22.

Net debt is the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge the volatility caused by fluctuations in foreign exchange and interest rates relating to debt, and associated collateral balances. Net debt is a non-GAAP measure, providing additional information to help demonstrate the economic impacts of debt, associated hedges, and cash and cash equivalents.

Net debt

$ million (Asset)/liability	Current debt	Non-current debt	Derivative financial instruments	Cash and cash equivalents (see Note 18)	Net debt
At January 1, 2025	11,630	65,448	841	(39,110)	38,809
Cash flow	(11,799)	2,651	1,256	9,760	1,868
Lease additions [A]	840	3,133			3,973
Other movements	8,067	(6,783)	(50)	–	1,234
Currency translation differences and foreign exchange (gains)/losses	390	2,066	(1,787)	(866)	(197)
At December 31, 2025	9,128	66,515	260	(30,216)	45,687
At January 1, 2024	9,931	71,610	775	(38,774)	43,542
Cash flow	(9,653)	35	(594)	(1,097)	(11,309)
Lease additions [A]	763	5,083			5,846
Other movements	10,909	(10,040)	(319)	–	550
Currency translation differences and foreign exchange losses/(gains)	(320)	(1,240)	979	761	180
At December 31, 2024	11,630	65,448	841	(39,110)	38,809

[A] Further analysis of lease liabilities is provided in Note 22.

Borrowing facilities and amounts undrawn

$ million	Facility		Amount undrawn	
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
CP programmes	20,000	20,000	20,000	20,000
EMTN programme	unlimited	N/A	N/A	N/A
US shelf registration	unlimited	unlimited	N/A	N/A
Committed credit facilities	8,000	8,000	8,000	8,000

278 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

21. Debt continued

During 2025, Shell had access to international debt capital markets via two commercial paper (CP) programmes, a US universal shelf (US shelf) registration and a Euro medium-term note (EMTN) programme. Issuances under the CP programmes are supported by a committed credit facility and cash.

Shell can issue debt of up to $10,000 million under each of the two CP programmes, with maximum maturities ranging between 183 days and 364 days depending on the form of the notes issued.

The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration must be updated every three years. During 2025, $2,350 million debt was issued under this registration (2024: no debt issued).

The EMTN programme was updated in May 2025. During 2025, no debt was issued under this programme (2024: no debt issued).

In September 2025, Shell refinanced its revolving credit facility (RCF) across 26 banks for $8,000 million. The facility is in place until at least 2030, with extension options at the discretion of each lender, to take the final maturity to 2032 (2024: $8,000 million expiring in 2026). The terms and availability are not conditional on Shell's financial ratios nor its credit ratings.

The following tables compare contractual cash flows for debt, excluding lease liabilities at December 31, with the carrying amount in the Consolidated Balance Sheet. Contractual amounts reflect the effects of changes in foreign exchange rates; differences from carrying amounts reflect the effects of discounting, premiums and, where fair value hedge accounting is applied, fair value adjustments. Interest is estimated assuming that interest rates applicable to variable-rate debt remain constant and there is no change in aggregate principal amounts of debt other than repayment at scheduled maturity, as reflected in the table.

2025

$ million

	Contractual payments								
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount
Bonds	3,922	2,638	5,678	2,438	3,771	26,635	45,082	(336)	44,746
EMTN	1,172	2,638	4,178	938	671	6,485	16,082	(220)	15,862
US shelf	2,750	–	1,500	1,500	3,100	20,150	29,000	(116)	28,884
Bank and other borrowings	596	167	530	230	263	178	1,964	–	1,964
Total (excluding interest)	4,518	2,805	6,208	2,668	4,034	26,813	47,046	(336)	46,710
Interest	1,412	1,341	1,324	1,186	1,103	11,589	17,955		

2024

$ million

	Contractual payments								
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount
Bonds	6,036	3,792	2,344	5,207	2,333	27,369	47,081	(395)	46,686
EMTN	3,286	1,042	2,344	3,707	833	6,469	17,681	(260)	17,421
US shelf	2,750	2,750	–	1,500	1,500	20,900	29,400	(135)	29,265
Bank and other borrowings	885	169	69	289	32	246	1,690	–	1,690
Total (excluding interest)	6,921	3,961	2,413	5,496	2,365	27,615	48,771	(395)	48,376
Interest	1,437	1,265	1,184	1,162	1,055	12,214	18,317		

Interest rate swaps have been entered into against certain fixed rate debt affecting the effective interest rate on these balances (see Note 26). The fair value of debt excluding lease liabilities at December 31, 2025, was $43,142 million (2024: $44,119 million), mainly determined from the prices quoted for those securities. The difference between the fair value of debt and the carrying amount is predominantly related to the difference between the fixed rate and the current market rate.

279 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

22. Leases

Shell has lease contracts in Integrated Gas and Upstream, principally for floating production storage and offloading units, pipeline assets, subsea equipment, drilling and ancillary equipment, service vessels, LNG vessels and land and buildings; in Marketing, principally for land and retail sites; in Chemicals and Products, principally for plant pipeline and machinery, tankers and storage capacity; in Renewables and Energy Solutions, principally for power generation assets, storage capacity and land; and in Corporate, principally for land and buildings. Shell's obligations under its leases are secured on the leased assets.

Right-of-use assets

Right-of-use assets are included in property, plant and equipment for the following amounts:

2025

$ million

	Production	Manufacturing, supply and distribution	Other [C]	Total
Cost				
At January 1	13,565	23,738	9,927	47,230
Additions	886	2,097	1,048	4,031
Sales, retirements and other movements [A]	(647)	(1)	(1,019)	(1,667)
Currency translation differences	127	271	276	674
At December 31	13,931	26,105	10,232	50,268
Depreciation, depletion and amortisation, including impairments				
At January 1	7,754	9,305	3,718	20,777
Charge for the year [B]	1,552	2,915	1,133	5,600
Sales, retirements and other movements [A]	(1,002)	(850)	(814)	(2,666)
Currency translation differences	82	49	94	225
At December 31	8,386	11,419	4,131	23,936
Carrying amount at December 31	5,545	14,686	6,101	26,332

[A] Includes the reclassification of right-of-use assets to assets held for sale.
[B] Includes impairment losses ($352 million).
[C] Other mainly includes lease contracts for retail sites, land and buildings in Marketing, Renewables and Energy Solutions, and Corporate.

2024

$ million

	Production	Manufacturing, supply and distribution	Other [C]	Total
Cost				
At January 1	12,597	19,485	12,151	44,233
Additions	1,669	4,912	660	7,241
Sales, retirements and other movements [A]	(554)	(565)	(2,463)	(3,582)
Currency translation differences	(147)	(94)	(421)	(662)
At December 31	13,565	23,738	9,927	47,230
Depreciation, depletion and amortisation, including impairments				
At January 1	7,146	8,049	4,959	20,154
Charge for the year [B]	1,525	2,837	1,066	5,428
Sales, retirements and other movements [A]	(891)	(1,552)	(2,130)	(4,573)
Currency translation differences	(26)	(29)	(177)	(232)
At December 31	7,754	9,305	3,718	20,777
Carrying amount at December 31	5,811	14,433	6,209	26,453

[A] Includes the reclassification of right-of-use assets to assets held for sale.
[B] Includes impairment losses ($438 million) and reversals ($11 million).
[C] Other mainly includes lease contracts for retail sites, land and buildings in Marketing, Renewables and Energy Solutions, and Corporate.

280 Shell Annual Report and Accounts 2025

22. Leases continued Lease arrangements Shell also has certain lease contracts of items with lease terms of 12 months or less. For these lease contracts, Shell applies the short-term lease recognition exemption. Lease expenses not included in the measurement of lease liability are given in the table below. Lease expenses not included in the measurement of lease liability $ million 2025 2024 Expense relating to short-term leases 404 360 Expense relating to variable lease payments 1,423 1,448 The total cash outflow in respect of leases representing repayments of principal and payment of interest in 2025 was $7,127 million (2024: $6,891 million), recognised in Repayment and interest paid in the Consolidated Statement of Cash Flows. The future lease payments under lease contracts and the carrying amounts at December 31, by payment date are as follows: 2025 $ million Contractual lease payments Interest Lease liabilities Less than 1 year 6,263 1,652 4,611 Between 1 and 5 years 15,866 4,683 11,183 5 years and later 20,029 6,890 13,139 Total 42,158 [A] 13,225 28,933 [A] Future cash outflows in respect of leases may differ from lease liabilities recognised due to future decisions that may be taken by Shell in respect of the use of leased assets. These decisions may result in variable lease payments being made. In addition, Shell may reconsider whether it will exercise extension options or termination options, which are not reflected in the lease liabilities. There is no exposure to these potential additional payments in excess of the recognised lease liabilities until these decisions have been taken by Shell. 2024 $ million Contractual lease payments Interest Lease liabilities Less than 1 year 6,367 1,657 4,710 Between 1 and 5 years 15,772 4,662 11,110 5 years and later 19,814 6,932 12,882 Total 41,953 13,251 28,702 23. Taxation Taxation charge $ million 2025 2024 2023 Current tax: Charge in respect of current period 11,752 13,648 13,066 Adjustments in respect of prior periods (277) 58 (422) Total 11,475 13,706 12,644 Deferred tax: Relating to the origination and reversal of temporary differences, tax losses and credits (356) (491) (305) Relating to changes in tax rates and legislation 593 112 242 Adjustments in respect of prior periods (75) 74 410 Total 162 (305) 347 Total taxation charge 11,637 13,401 12,991 Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 281 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

23. Taxation continued

Adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared with those used in establishing the current tax position or deferred tax balance in prior periods.

Pillar Two [A]

			$ million
	2025	2024	2023
Taxation charge	11,637	13,401	12,991
Of which:			
Income tax excluding Pillar Two income tax	11,339	13,150	12,991
Income tax related to Pillar Two income tax	298	251	–

[A] Shell has applied the exception, as set out in the amendments to IAS 12 Income Taxes, to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Reconciliation of applicable tax charge at statutory tax rates to taxation charge

			$ million
	2025	2024	2023
Income before taxation	29,756	29,922	32,627
Less: share of profit of joint ventures and associates	(1,618)	(2,993)	(3,725)
Income before taxation and share of profit of joint ventures and associates	28,138	26,929	28,902
Applicable tax charge at standard statutory tax rates	12,036	11,782	11,921
Adjustments in respect of prior periods	(352)	132	(12)
Tax effects of:			
Expenses not deductible for tax purposes	538	747	1,225
Incentives for investment and development	(300)	(374)	(553)
Derecognition of deferred tax assets	373	255	243
Changes in tax rates and legislation	593	112	242
Income not subject to tax at standard statutory rates	276	360	(213)
Disposals	(1,553)	(134)	(113)
Exchange rate differences	(212)	(12)	89
Other reconciling items	238	533	162
Taxation charge	11,637	13,401	12,991
Weighted average of statutory tax rates [A]	43%	44%	41%
Effective tax rate based on income before taxation [B]	39%	45%	40%
Effective tax rate based on income before taxation excluding share of profit of joint ventures and associates [C]	41%	50%	45%

[A] The weighted average of statutory tax rates is calculated by dividing the applicable tax charge at standard statutory tax rates by Income before taxation and share of profit of joint ventures and associates.
[B] The effective tax rate based on income before taxation is calculated by dividing Taxation charge by Income before taxation.
[C] The effective tax rate based on income before taxation excluding share of profit of joint ventures and associates is calculated by dividing Taxation charge by Income before taxation and share of profit of joint ventures and associates.

Compared with 2024, the decrease in the weighted average of statutory tax rates mainly reflects a higher proportion of total earnings in countries subject to relatively lower taxation rates.

Adjustments in respect of disposals principally related to the divestment of Shell Petroleum Development Company of Nigeria (SPDC) and the formation of the Adura JV (see Note 14).

Adjustments in respect of changes in tax rates and legislation principally relate to the extension of the UK Energy Profits Levy until March 2030, enacted in 2025.

282 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

23. Taxation continued

2025 – Deferred tax

$ million

Deferred tax asset	Decommissioning and other provisions	Property, plant and equipment	Tax losses and credits carried forward	Retirement benefits	Other	Total
At January 1, 2025	6,841	1,814	3,567	1,854	5,235	19,311
Credit/(charge) to income	396	(271)	455	(8)	(70)	502
Currency translation differences	194	11	164	78	13	460
Other comprehensive income	4	–	7	165	43	219
Other movements	(1,003)	(27)	69	(488)	(46)	(1,495)
At December 31, 2025	6,432	1,527	4,262	1,601	5,175	18,997
Deferred tax liability						
At January 1, 2025		(18,914)		(3,250)	(3,795)	(25,959)
(Charge)/credit to income		(1,130)		57	414	(659)
Currency translation differences		(229)		(271)	(79)	(579)
Other comprehensive income		(2)		2,001	27	2,026
Other movements		2,472		4	(112)	2,364
At December 31, 2025		(17,803)		(1,459)	(3,545)	(22,807)
Net deferred tax liability at December 31, 2025						(3,810)
Deferred tax asset/(liability) as presented in the balance sheet at December 31, 2025						
Deferred tax asset						8,173
Deferred tax liability						(11,983)

2024 – Deferred tax

$ million

Deferred tax asset	Decommissioning and other provisions	Property, plant and equipment	Tax losses and credits carried forward	Retirement benefits	Other	Total
At January 1, 2024	7,577	1,584	4,280	1,750	4,432	19,623
(Charge)/credit to income	528	254	(388)	–	799	1,193
Currency translation differences	(94)	(7)	(129)	(77)	(31)	(338)
Other comprehensive income	–	–	33	(162)	46	(83)
Other movements	(1,170)	(17)	(229)	343	(11)	(1,084)
At December 31, 2024	6,841	1,814	3,567	1,854	5,235	19,311
Deferred tax liability						
At January 1, 2024		(21,996)		(2,880)	(3,640)	(28,516)
Credit/(charge) to income		(799)		(138)	49	(888)
Currency translation differences		231		386	68	685
Other comprehensive income		(2)		(267)	(15)	(284)
Other movements		3,652		(351)	(257)	3,044
At December 31, 2024		(18,914)		(3,250)	(3,795)	(25,959)
Net deferred tax asset at December 31, 2024						(6,648)
Deferred tax asset/(liability) as presented in the balance sheet at December 31, 2024						
Deferred tax asset						6,857
Deferred tax liability						(13,505)

The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.

283 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

23. Taxation continued

Other movements in deferred tax assets and liabilities are mainly related to assets classified as held for sale and liabilities directly associated with assets classified as held for sale (see Note 19).

The deferred tax category Other primarily includes deferred tax positions in respect of leases, financial assets and liabilities, inventories, intangible assets other than goodwill and investments in subsidiaries, joint ventures and associates.

The deferred tax category property, plant and equipment also includes deferred tax positions in respect of investments in partnerships in the USA that are considered pass-through entities by its parent for tax purposes.

Deferred tax assets of $8,173 million (2024: $6,857 million) are recognised only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those assets are likely to be recovered, and a judgement as to whether there will be sufficient taxable profits available to offset the assets. It is considered probable based on business forecasts that such taxable profits will be available. For Marketing, as well as Chemicals and Products, additional judgement is required; in some jurisdictions the assessment of forecasted taxable profits resulting in deferred tax asset recognition of $283 million (2024: $315 million) extends for an additional 10 years beyond Shell's regular 10-year planning horizon. In those situations, additional risking has been applied to the forecast of taxable profits. For Integrated Gas and Upstream, deferred tax assets recognised are expected to be recovered within the period of production of each asset. For deferred tax assets of $1,079 million (2024: $625 million) as at December 31, 2025, this period extends beyond 10 years.

The amount of deferred tax assets that are dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities, and that relate to tax jurisdictions where Shell has suffered a loss in the current or preceding year, was $6,166 million at December 31, 2025 (2024: $4,022 million). The increase compared with 2024 is mainly due to the inclusion of entities with higher deferred tax assets, which have generated tax losses in 2025.

Expected expiration of unused tax losses, unrecognised deductible temporary differences and tax credits

		$ million
Expected expiration	Dec 31, 2025	Dec 31, 2024
Less than 1 year	1,041	375
Between 1 and 5 years	682	1,318
5 years and later [A]	75,324	75,768
Total	77,047	77,461

[A] Includes unrecognised losses for Petroleum Resource Rent Tax (PRRT) in Australia totalling $48,021 million as at the end of the most recent PRRT fiscal year, June 30, 2025 (June 30, 2024: $49,893 million).

Excluding unrecognised tax losses for PRRT, the unrecognised deductible temporary differences, unused tax losses and credits carried forward amounted to $29,026 million at December 31, 2025 (2024: $27,568 million), and included amounts of $27,303 million (2024: $25,875 million) that are subject to time limits for utilisation of five years or later, or are not time limited.

Unrecognised taxable temporary differences associated with undistributed retained earnings of investments in subsidiaries, joint ventures and associates amounted to $3,662 million at December 31, 2025 (2024: $4,504 million). These retained earnings are subject to withholding tax upon distribution.

24. Retirement benefits

Retirement benefits are provided in most of the countries where Shell has operational activities. Shell offers these benefits through funded and unfunded defined benefit plans and defined contribution plans. The most significant pension plans are in the Netherlands, UK and USA.

Other post-employment benefits (OPEB) comprising retirement health care and life insurance are also provided in certain countries. The most significant OPEB plan is in the USA.

284 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

24. Retirement benefits continued

Financial position

	Dec 31, 2025	$ million Dec 31, 2024
Obligations	(67,718)	(66,054)
Plan assets	72,913	69,707
Asset ceilings [A]	(7,279)	(402)
(Deficit)/Surplus	(2,084)	3,251
Retirement benefits in the Consolidated Balance Sheet:		
Non-current assets	5,052	10,003
Non-current liabilities:	(7,136)	(6,752)
Non-current liabilities - Pensions	(4,152)	(3,874)
Non-current liabilities - OPEB	(2,984)	(2,878)
Total	(2,084)	3,251

[A] Mainly relates to the recognition of an asset ceiling in the Netherlands pension fund arising from regulatory changes under the "Wet Toekomst Pensioenen" (WTP) pension legislation.

Retirement benefit expense

	2025	2024	$ million 2023
Defined benefit plans:			
Current service cost, net of plan participants' contributions	680	802	731
Interest expense on defined pension benefit obligations	2,769	2,757	3,072
Interest income on plan assets	(3,153)	(2,999)	(3,417)
Interest expense on OPEB obligations	172	154	166
Current OPEB service cost	31	38	36
Interest expenses on asset ceilings	92	10	10
Other [A]	(31)	(467)	252
Total	560	295	850
Defined contribution plans	515	514	474
Total retirement benefit expense	1,075	809	1,324

[A] Mainly related to plan amendments and curtailments on pension plans and OPEB plans.

Retirement benefit expenses are presented principally within production and manufacturing expenses and selling, distribution and administrative expenses in the Consolidated Statement of Income. Interest income on plan assets is calculated using the same rate as that applied to the related defined benefit obligations for each plan to determine interest expense.

Remeasurements

	2025	2024	$ million 2023
Actuarial gains/(losses) on obligations:			
Due to changes in financial assumptions on pensions [A]	3,581	4,445	(1,513)
Due to changes in financial assumptions on OPEB [A]	(174)	249	(264)
Due to experience adjustments on pensions [B]	(537)	(701)	(491)
Due to experience adjustments on OPEB [B]	140	(259)	230
Due to changes in demographic assumptions on pensions [C]	(148)	445	(299)
Due to changes in demographic assumptions on OPEB [C]	9	87	(38)
Total	2,871	4,266	(2,375)
Return on plan assets in (shortage)/excess of interest income	(2,449)	(2,319)	1,243
Adjustments in respect to changes in asset ceilings [D]	(6,725)	(86)	49
Other movements	(10)	(7)	(5)
Total remeasurements	(6,313)	1,854	(1,088)

[A] Mainly relates to changes in the discount rate and inflation assumptions.
[B] Experience adjustments arise from differences between the actuarial assumptions made in respect of the year and actual outcomes.
[C] Mainly relates to updates in mortality assumptions.
[D] Mainly relates to the recognition of an asset ceiling in the Netherlands pension fund arising from regulatory changes under the WTP pension legislation.

285 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

24. Retirement benefits continued

Defined benefit plan obligations

2025

$ million, except where indicated

	Pension benefits				Other post-employment benefits	
	The Netherlands	UK	USA	Rest of the world	OPEB [B]	Total
At January 1	23,577	16,957	9,596	13,046	2,878	66,054
Current service cost	168	102	199	193	31	693
Interest expense	811	907	485	566	172	2,941
Actuarial (gains)/losses	(2,636)	(248)	282	(294)	25	(2,871)
Benefit payments	(1,158)	(1,151)	(732)	(912)	(156)	(4,109)
Other movements	–	(8)	1	(14)	(9)	(30)
Currency translation differences	2,836	1,175	–	985	44	5,040
At December 31	23,598	17,734	9,831	13,570 [A]	2,985	67,718
Comprising:						
Funded pension plans	23,598	17,352	9,089	11,348		61,387
Weighted average duration	14 years	12 years	12 years	13 years		13 years
Unfunded pension plans		382	742	2,222		3,346
Weighted average duration		13 years	8 years	11 years		11 years
Unfunded OPEB plans					2,985	2,985
Weighted average duration					14 years	14 years

[A] Rest of the world includes pension plans in Germany ($3,260 million) and Canada ($3,772 million) which are the largest pension plans in this category.
[B] Mainly related to post-retirement medical benefits in the USA.

2024

$ million, except where indicated

	Pension benefits				Other post-employment benefits	
	The Netherlands	UK	USA	Rest of the world	OPEB [C]	Total
At January 1	26,746	19,074	15,579	13,524	3,101	78,024
Current service cost	186	148	239	215	38	826
Interest expense	847	847	507	556	154	2,911
Actuarial gains	(1,377)	(1,793)	(997)	(22)	(77)	(4,266)
Benefit payments	(1,076)	(1,081)	(702)	(770)	(141)	(3,770)
Other movements	(251)	(1)	(5,030) [A]	540	(95)	(4,837)
Currency translation differences	(1,498)	(237)	–	(997)	(102)	(2,834)
At December 31	23,577	16,957	9,596	13,046 [B]	2,878	66,054
Comprising:						
Funded pension plans	23,577	16,638	8,787	10,913		59,915
Weighted average duration	15 years	12 years	12 years	13 years		13 years
Unfunded pension plans		319	809	2,133		3,261
Weighted average duration		15 years	8 years	11 years		11 years
Unfunded OPEB plans					2,878	2,878
Weighted average duration					12 years	12 years

[A] Other movements mainly include an insurance contract with a third-party company in the USA to settle $5,052 million of pension liabilities.
[B] Rest of the world includes pension plans in Germany ($3,234 million) and Canada ($3,641 million), which are the largest pension plans in this category.
[C] Mainly related to post-retirement medical benefits in the USA.

286 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

24. Retirement benefits continued

Defined benefit plan assets

2025

$ million

	Pension benefits				
	The Netherlands	UK	USA	Rest of the world	Total
At January 1	28,330	19,560	9,425	12,392	69,707
Return on plan assets in excess of interest income	(2,098)	(479)	64	64	(2,449)
Interest income	983	1,052	486	632	3,153
Employer contributions	218	19	297	105 [A]	639
Plan participants' contributions	11	16	–	6	33
Benefit payments	(1,158)	(1,151)	(732)	(864)	(3,905)
Other movements	(11)	(22)	(11)	68	24
Currency translation differences	3,428	1,371	–	912	5,711
At December 31	29,703	20,366	9,529	13,315 [B]	72,913

[A] Includes a netted amount of $124 million received from a captive structure in relation to pension plans reinsured in Rest of the world.
[B] Rest of the world includes pension plans in Germany ($3,123 million) and Canada ($3,111 million), which are the largest pension plans in this category.

2024

$ million

	Pension benefits				
	The Netherlands	UK	USA	Rest of the world	Total
At January 1	30,266	22,320	14,835	12,540	79,961
Return on plan assets in excess of interest income	(34)	(2,435)	(566)	716	(2,319)
Interest income	946	995	487	571	2,999
Employer contributions	2	36	262	109 [B]	409
Plan participants' contributions	12	17	–	7	36
Benefit payments	(1,076)	(1,081)	(702)	(731)	(3,590)
Other movements	(9)	(22)	(4,891) [A]	470	(4,452)
Currency translation differences	(1,777)	(270)	–	(1,290)	(3,337)
At December 31	28,330	19,560	9,425	12,392 [C]	69,707

[A] Other movements mainly include an insurance contract with a third-party company in the USA to settle $4,920 million of plan assets.
[B] Includes the netted amount of $108 million received from the captive structure in relation to pension plans reinsured in Rest of the world.
[C] Rest of the world includes pension plans in Germany ($2,705 million) and Canada ($3,179 million), which are the largest pension plans in this category.

The table below presents percentages derived from a weighted average calculation of the investments in the plan assets.

Type of pension assets

	2025	2024
Quoted in active markets:		
Equities [A]	12%	12%
Debt securities [B]	62%	68%
Real estate	2%	2%
Unquoted		
Equities	12%	13%
Debt securities	1%	4%
Real estate	6%	6%
Investment funds	3%	3%
Debt repurchase agreements [C]	(11)%	(12)%
Other	2%	1%
Cash and cash equivalents [D]	11%	3%

[A] Equity securities (quoted) are mainly related to investments of the Netherlands pension fund.
[B] Debt securities (quoted) are mainly related to the investments of the UK and the Netherlands pension funds.
[C] Debt repurchase agreements are mainly related to UK member-defined pension plans to fund liability-driven investments.
[D] The increase in cash and cash equivalents primarily results from changes in the Netherlands pension fund.

287 Shell Annual Report and Accounts 2025

24. Retirement benefits continued Employer contributions to defined benefit pension plans are based on actuarial valuations in accordance with local regulations and are estimated to be $1,061 million in 2026, including a minimum final payment of $293 million in the Dutch pensions to transform from the defined benefit plan into a defined contribution. Characteristics of significant defined benefit and defined contribution plans and regulatory framework The Netherlands The principal defined benefit pension plan in the Netherlands is a funded career-averaged pension arrangement with retired employees drawing benefits as an annuity, with a of deficit of $483 million reported as at December 31, 2025, (2024: $4,753 million surplus). The variance is primarily due to the recognition of an asset ceiling and a 'minimum funding requirement' (see Dutch pension reform). While the plan was closed to employees hired or rehired after July 1, 2013, it currently remains open for ongoing accrual for existing active members. Active members account for 17% (2024: 21%) of the total defined benefit liability in the Netherlands. From July 1, 2013 onwards, new employees in the Netherlands are entitled to membership of a defined contribution pension plan. In line with Dutch regulations, the defined benefit pension plan has a Trustee Board with trustee representatives nominated by the Company, the Central Staff Council and retired members. The defined benefit pension plan also has an Accountability Council comprising members nominated by the Company, the Central Staff Council and retired members. Furthermore, there is a Supervisory Committee, which includes external experts from the pension industry, to oversee management, compliance and operations of the fund. The defined contribution pension plan has a one-tier Trustee Board with an independent chair, trustee representatives nominated by the Company and the Central Staff Council, as well as two executive board members. The defined contribution fund also has an Accountability Council comprised of members nominated by the Company and the Central Staff Council. Both Trustee Boards are responsible for administering the plans in line with the Dutch "Pensioenwet" (PW), including corporate governance, investment strategy for the pension plans' assets and paying member benefits, and are required to act in the best interests of the members. Dutch pension reform As per July 1, 2023, new pension legislation WTP came into effect in the Netherlands, with implementation required before January 2028. This legislation aims to create a more resilient and adaptable pensions system that can better accommodate demographic changes and economic fluctuations while providing adequate retirement income. The legislation requires all future pension accruals to be in a defined contribution framework, with the intention that existing benefits accrued in pension funds are also converted into a defined contribution framework. The new regulatory framework will impact Shell's existing defined benefit pension plan, net pension scheme and defined contribution pension plan in the Netherlands. In response to the changes to the pension legislation the Company, with the consent of the Central Staff Council in the Netherlands, decided on June 25, 2024, that all future pension accruals from January 1, 2027, will be under a defined contribution framework. The new pension scheme(s) and associated transition measures were laid down in separate transition plans. These were formally approved by the Trustee Boards of the respective pension funds. As a result of these approvals the defined benefit scheme of Shell will be transferred into a new defined contribution plan from January 1, 2027, and the existing defined contribution plan transformed on January 1, 2026. The transition plan for the defined benefit plan states that the transfer into a new defined contribution plan is subject to the average local funding level of the plan remaining above an agreed level (125%) for July, August and September 2026. If the funding level falls below 125% during the transition period, the transition plan and anticipated cash contributions may need to be reassessed. In July 2025, after the formal approval and acceptance by the Trustees Board, Shell derecognised the pension surplus of $5,521 million, based on asset ceiling principles, resulting in a loss in other comprehensive income. In addition a "minimum funding requirement" (MFR) was recognised of $750 million resulting in a loss recognition in the Consolidated Statement of Other Comprehensive income, to reflect an expected (final) cash contribution. On the expected date of transition (December 31, 2026), a charge to the Consolidated Statement of Income is expected in respect of the surplus previously derecognised. The asset ceiling and the MFR initially recognised are subject to uncertainty and market risks and will be monitored and remeasured. UK The four largest defined benefit pension plans for employees in the UK are funded final salary pension arrangements with retired employees mainly drawing benefits as an annuity with the option to take a portion as a lump sum. The three plans are separate and independent plans and cannot be netted against each other. In total, the plans reported a surplus of $2,632 million as at December 31, 2025 (2024: surplus of $2,603 million), which is after netting of unfunded plans of $382 million (2024: $319 million), which are reported as non-current liabilities on the balance sheet. All three plans were closed to new employees hired or rehired. However, two plans currently remain open for ongoing accrual for existing active members. Active members account for 13% (2024: 14%) of the total defined benefit liability in the UK. From March 1, 2013, onwards new employees in the UK are entitled to membership of a defined contribution pension plan. In line with UK regulations, the principal defined benefit pension plan is governed by a corporate trustee whose board comprises four trustee directors nominated by the Company, including the chair and four member-nominated trustee directors. The defined contribution pension plan is governed by a corporate trustee whose board comprises of three company-nominated directors, including the chair and three member-nominated trustee directors. The trustees are responsible for administering the plans in line with the Trust Deed and Regulations, including setting the investment strategy for the pension plans' assets and paying member benefits, and are required to act in the best interests of the members of the pension plans. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 288 Shell Annual Report and Accounts 2025

24. Retirement benefits continued USA The principal defined benefit pension plan in the USA is a funded final average pay pension plan with a surplus of $440 million as at December 31, 2025 (2024: $638 million surplus). After retirement, all retirees can choose to draw their benefits as an annuity, while some others have the choice to take their benefit as a lump sum. There is additionally an unfunded defined benefit pension plan with a deficit of $742 million (2024: $809 million deficit), which primarily provided lump sums. In addition, the Company provides a defined contribution benefit plan. The plans are subject to the provisions of the Employee Retirement Income Security Act (ERISA). Active members account for 34% (2024: 30%) of the total defined benefit liability in the USA. Both the funded defined benefit pension plan and the defined contribution pension plan are governed by trustees who are appointed by the Plan Sponsor and are named fiduciaries with respect to the plans. The trustees are generally responsible for investment-related matters, appointing the Plan Administrator, maintaining general oversight and deciding appeals of participants. USA OPEB The Company also sponsors other post-retirement employee benefits (OPEB), mainly in the USA. The OPEB plans in the USA provide medical, dental and vision benefits, as well as life insurance benefits to eligible retired employees. The plans are unfunded, and the Company and retirees share the costs of the premiums. The plans reported with a deficit of $2,352 million as at December 31, 2025 (2024: $2,337 million deficit). The plan that provides post-retirement medical benefits in the USA is closed to employees hired or rehired on or after January 1, 2017. Certain life insurance benefits are paid by the Company. Significant funding requirements: ￮ Additional contributions to the Dutch defined benefit pension plan would be required if the 12-month rolling average local funding falls below 105% for six months or more. At the most recent 2025 funding valuation, the local funding percentage was above this level. ￮ There are no set minimum statutory funding requirements for the UK plans. A professional qualified independent actuary, appointed by the Trustee Board, undertakes a local funding valuation typically every three years. The most recent completed funding valuation for the principal defined benefit plan was undertaken as at December 31, 2023, and revealed a funding ratio of 108% and therefore no sponsor contributions (except for salary sacrifice contributions) were payable under the schedule of contributions. ￮ Under the Pension Protection Act, US pension plans are subject to minimum required contribution levels based on the funding position. No contributions are required based on the most recent funding valuation. Associated risks to which retirement benefits are exposed There are inherent risks associated with defined benefit pension and OPEB plans. These risks are related to various assumptions made on valuation of the liabilities and the cash funding requirement of the underlying plans. Volatility in capital markets or government policies, and the resulting consequences for investment performance, interest and inflation rates, as well as changes in assumptions for mortality, retirement age or pensionable remuneration at retirement, could result in significant changes to the funding level of future liabilities. In case of a shortfall, there could be a requirement to make substantial cash contributions (depending on the applicable local regulations). These inherent risks are managed by a pension forum, chaired by the Chief Financial Officer, who oversees Shell's pension strategy, policy and operations. The forum is supported by a risk committee in reviewing the results of the assurance process with respect to pension risk. Investment strategies Long-term investment strategies of plans are generally determined by the relevant pension plan trustees using a structured asset/liability modelling approach to define the asset mix that best meets the objectives of optimising returns within agreed risk levels, while maintaining adequate funding levels. Principal and actuarial assumptions The principal assumptions applied in determining the present value of defined benefit obligations and their bases were as follows: ￮ rates of increase in pensionable remuneration, pensions in payment and health care costs: historical experience and management's long-term expectation; ￮ discount rates: prevailing long-term AA corporate bond yields, chosen to match the currency and duration of the relevant obligation; and ￮ mortality rates: published standard mortality tables for the individual countries concerned adjusted for Shell experience where statistically significant. The weighted averages for those assumptions and related sensitivity information as at December 31, 2025 are presented below. Sensitivity information indicates by how much the defined benefit obligations would increase or decrease if a given assumption were to increase or decrease with no change in other assumptions. The sensitivity analyses may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another. The weighted averages are at nominal terms and based on market expectations at December 31, 2025. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 289 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

24. Retirement benefits continued

	Assumptions used at nominal rates		Effect of using alternative assumptions ($ million, except where indicated)				
			Range of assumptions	Increase/(decrease) in defined benefit obligations			
	Dec 31, 2025	Dec 31, 2024		Dec 31, 2025		Dec 31, 2024	
Rate of increase in pensionable remuneration [A]	3.8%	3.9%	-1% to +1%	(365)	411	(421)	469
of which the Netherlands	3.3%	3.3%					
of which the UK	3.5%	3.5%					
of which the USA	4.6%	4.6%					
Rate of increase in pensions in payment	1.9%	2.0%	-1% to +1%	(4,994)	6,015	(4,978)	6,045
of which the Netherlands	2.1%	2.1%					
of which the UK	2.6%	2.9%					
of which the USA	–%	–%					
Discount rate for pension plans	4.9%	4.5%	-1% to +1%	8,283	(6,705)	8,641	(6,925)
of which the Netherlands	4.3%	3.5%					
of which the UK	5.5%	5.5%					
of which the USA	5.5%	5.6%					
Inflation rate for defined benefit obligation [B]	2.0%	2.1%	-1% to +1%	(5,217)	6,217	(5,328)	6,494
of which the Netherlands	2.1%	2.1%					
of which the UK	2.7%	3.0%					
Expected age at death for persons aged 60:							
Men	88 years	88 years	-1 year to +1 year	(960)	990	(970)	981
of which the Netherlands	88 years	88 years					
of which the UK	88 years	87 years					
of which USA	88 years	88 years					
Women	90 years	89 years	-1 year to +1 year	(825)	843	(850)	874
of which the Netherlands	90 years	90 years					
of which the UK	89 years	89 years					
of which the USA	89 years	89 years					
Rate of increase in health care costs [C]	7.6%	8.0%	-1% to +1%	(305)	371	(295)	359
Discount rate for health care plans [C]	6.1%	6.0%	-1% to +1%	407	(327)	390	(314)

[A] Based on active members.
[B] Excluding US funds in the weighted average inflation rate, because of the insignificant impact on the defined benefit obligation.
[C] Mainly related to post-retirement health care benefits in the USA.

290 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

25. Decommissioning and other provisions

$ million

	Decommissioning and restoration	Legal	Onerous contracts	Environmental	Redundancy	Other	Total
At January 1, 2025							
Current	1,356	457	238	267	932	1,219	4,469
Non-current	17,128	1,364	824	616	189	1,106	21,227
	18,484	1,821	1,062	883	1,121	2,325	25,696
Additions	873	1,836	121	133	756	1,164	4,883
Amounts charged against provisions	(968)	(480)	(238)	(137)	(799)	(171)	(2,793)
Accretion	894	59	43	18	4	6	1,024
Disposals and liabilities classified as held for sale	(1,283)	(17)	(2)	(27)	(1)	(1)	(1,331)
Remeasurements and other movements	278	(59)	(26)	(30)	(332)	(769)	(938)
Currency translation differences	523	3	5	36	72	115	754
	317	1,342	(97)	(7)	(300)	344	1,599
At December 31, 2025							
Current	1,475	1,912	279	274	643	1,301	5,884
Non-current	17,326	1,251	686	602	178	1,368	21,411
	18,801	3,163	965	876	821	2,669	27,295
At January 1, 2024							
Current	1,296	508	224	318	367	1,328	4,041
Non-current	18,157	1,548	880	638	123	1,185	22,531
	19,453	2,056	1,104	956	490	2,513	26,572
Additions	629	261	184	125	1,258	665	3,122
Amounts charged against provisions	(1,034)	(409)	(227)	(148)	(354)	(316)	(2,488)
Accretion	830	76	35	14	3	9	967
Disposals and liabilities classified as held for sale	(3,115)	–	–	(3)	2	11	(3,105)
Remeasurements and other movements	1,994	(161)	(33)	(39)	(241)	(505)	1,015
Currency translation differences	(273)	(2)	(1)	(22)	(37)	(52)	(387)
	(969)	(235)	(42)	(73)	631	(188)	(876)
At December 31, 2024							
Current	1,356	457	238	267	932	1,219	4,469
Non-current	17,128	1,364	824	616	189	1,106	21,227
	18,484	1,821	1,062	883	1,121	2,325	25,696

The amount and timing of settlement in respect of these provisions are uncertain and dependent on various factors that are not always within management's control. Reviews of estimated future decommissioning and restoration costs and the discount rate applied are carried out regularly. The discount rate applied at December 31, 2025, was 4.5% (2024: 4.5%).

An increase of 0.5% or a decrease of 0.5% in the discount rate could result in a decrease of $0.9 billion (2024: $0.9 billion) or an increase of $1.1 billion (2024: $1.0 billion) in decommissioning and restoration provisions, respectively. Where applicable, the associated increase in the carrying amount of the related asset would be tested for impairment.

Other provisions at December 31, 2025, include amounts recognised in respect of employee benefits.

The decommissioning and restoration provision at December 31, 2025, is expected to be utilised within:

$ million

	Dec 31, 2025
Less than 1 year	1,475
Between 1 to 5 years	3,988
Between 6 to 10 years	3,302
11 years and later	10,036
Total	18,801

291 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

26. Financial instruments

Financial instruments in the Consolidated Balance Sheet include investments in securities (see Note 15), trade and other receivables (see Note 16), cash and cash equivalents (see Note 18), trade and other payables (see Note 20), debt (see Note 21) and derivative contracts.

2025

$ million

		Carrying amount			
	Note	Amortised cost	Fair value through profit or loss	Fair value through other comprehensive income	Total carrying amount
Financial assets					
Investments in securities	15	39	40	1,478	1,557
Trade and other receivables	16	50,959	1,747 [A]	143	52,849
Derivative financial instruments (non-designated)			9,322	–	9,322
Derivative hedging instruments (designated)			411		411
		50,998	11,520	1,621	64,139
Cash and cash equivalents	18				30,216
At December 31, 2025		50,998	11,520	1,621	94,355
Financial liabilities					
Debt	21	46,710			46,710
Trade and other payables	20	62,233			62,233
Derivative financial instruments (non-designated)			5,835		5,835
Derivative financial instruments (designated)			937		937
At December 31, 2025		108,943	6,772		115,715

[A] Includes amounts recognised in respect of deferred consideration.

2024

$ million

		Carrying amount			
	Note	Amortised cost	Fair value through profit or loss	Fair value through other comprehensive income	Total carrying amount
Financial assets					
Investments in securities	15	37	97	2,121	2,255
Trade and other receivables	16	51,878			51,878
Derivative financial instruments (non-designated)			10,007		10,007
Derivative hedging instruments (designated)			40		40
		51,915	10,144	2,121	64,180
Cash and cash equivalents	18				39,110
At December 31, 2024		51,915	10,144	2,121	103,290
Financial liabilities					
Debt	21	48,376			48,376
Trade and other payables	20	63,983			63,983
Derivative financial instruments (non-designated)			7,065		7,065
Derivative financial instruments (designated)			2,511		2,511
At December 31, 2024		112,359	9,576		121,935

292 Shell Annual Report and Accounts 2025

26. Financial instruments continued Risks In the normal course of business, financial instruments of various kinds are used for the purposes of managing exposure to interest rate, foreign exchange and commodity price movements. Treasury standards are applicable to all subsidiaries and each subsidiary is required to adopt a treasury policy consistent with these standards. These policies cover: financing structure; interest rate and foreign exchange risk management; insurance; counterparty risk management; and use of derivative contracts. Wherever possible, treasury operations are carried out through specialist regional organisations without removing from each subsidiary the responsibility to formulate and implement appropriate treasury policies. Apart from forward foreign exchange contracts to meet known commitments, the use of derivative contracts by most subsidiaries is not permitted by their treasury policy. Other than in exceptional cases, the use of external derivative contracts is confined to specialist trading and central treasury organisations that have appropriate skills, experience, supervision, control and reporting systems. Shell's operations expose it to market, credit and liquidity risk, as described below. Market risk Market risk is the possibility that changes in interest rates, foreign exchange rates or commodity prices will adversely affect the value of assets, liabilities or expected future cash flows. Interest rate risk Most debt is raised from central borrowing programmes. Shell's policy is to have debt principally denominated in dollars and to retain a balanced exposure to fixed and floating rates over time. Shell has issued a significant amount of fixed rate debt in prior years, taking advantage of historically low interest rates. As a result, the majority of the debt portfolio at December 31, 2025, is fixed. The financing of most subsidiaries is structured on a floating-rate basis, and any further interest rate risk management is only applied under exceptional circumstances. On the basis of the floating-rate net cash position at December 31, 2025 (both issued and hedged), and assuming other factors (principally foreign exchange rates and commodity prices) remained constant and that no further interest rate management action was taken, an increase in interest rates of 1% would have increased 2025 income before taxation by $148 million (2024: $268 million increase). The carrying amounts and maturities of debt and borrowing facilities are presented in Note 21. Interest expense is presented in Note 10. Foreign exchange risk Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most Integrated Gas and Upstream entities and those with significant cross-border business is the dollar. For Chemicals and Products entities, the functional currency is typically the local currency. Consequently, Shell is exposed to varying levels of foreign exchange risk: when an entity enters into transactions that are not denominated in its functional currency; when foreign currency monetary assets and liabilities are translated at the balance sheet date; and as a result of holding net investments in operations that are not dollar-functional. Each entity is required to adopt treasury policies that are designed to measure and manage its foreign exchange exposures by reference to its functional currency. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 293 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

26. Financial instruments continued

Foreign exchange gains and losses arise in the normal course of business from the recognition of receivables and payables and other monetary items in currencies other than an entity's functional currency. Foreign exchange risk may also arise in connection with capital expenditure. For major projects, an assessment is made at the final investment decision stage of whether to hedge any resulting exposure.

Assuming other factors (principally interest rates and commodity prices) remained constant and that no further foreign exchange risk management actions were taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have had the following effects:

$ million

	Increase/(decrease) in income before taxation		Increase in net assets	
	2025	2024	2025	2024
10% appreciation against the dollar of:				
Sterling	(156)	(69)	547	789
Euro	(46)	98	1,896	2,410
Malaysian ringgit	(49)	34	271	274
Australian dollar	(71)	(103)	573	625
Canadian dollar	153	20	1,280	1,353

The above sensitivity information was calculated by reference to carrying amounts of assets and liabilities at December 31 only. The effect on income before taxation arises in connection with monetary balances denominated in currencies other than an entity's functional currency; the effect on net assets arises principally from the translation of assets and liabilities of entities that are not dollar-functional.

Foreign exchange gains and losses included in income are presented in Note 9.

Commodity price risk

Certain subsidiaries have a mandate to trade crude oil, natural gas, LNG, refined products, chemical feedstocks, power and environmental certificates, and to use commodity derivative contracts (forwards, futures, swaps and options) as a means of managing price and timing risks arising from this trading activity. In effecting these transactions, the entities concerned operate within procedures and policies designed to ensure that risks are managed within authorised limits. A department that is independent from Shell's traders monitors market risk exposures daily.

Value-at-risk (VAR) techniques based on variance/covariance or Monte Carlo simulation models are used to make a statistical assessment of the market risk arising from possible future changes in market values for commodity positions held by these subsidiaries over a one-day holding period and within a 95% confidence level. The calculation of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Models are regularly reviewed against actual fair value movements to ensure integrity is maintained. The VAR average and year-end positions in respect of commodities traded in liquid markets, which are presented in the table below, are calculated on a diversified basis in order to reflect the effect of offsetting risk within combined portfolios.

Value-at-risk (pre-tax)

$ million

	2025		2024	
	Average	Year-end	Average	Year-end
Global oil	36	60	29	22
North America gas and power	11	8	15	16
Europe gas and power	9	7	13	13
Australia gas and power	3	4	3	3
Environmental certificates	2	1	5	2

Furthermore, commodity derivative hedge contracts are used to partially mitigate price volatility on future LNG sales and purchases.

As contracts to buy and sell physical LNG are accounted for on an accrual basis (see Note 2) and commodity derivatives are accounted for on a fair-value basis, this creates an accounting mismatch over periods. The fair value accounting of commodity derivatives can result in gains or losses in the Consolidated Statement of Income. These derivative contracts are based on a mix of European and North American gas price indices, global crude price indices and Asian LNG price indices. In previous years, Shell has seen high volatility in these markets. On that basis, a sensitivity analysis has been performed for a 50% price increase or decrease of this basket of derivative contracts at year-end 2025, which would result in a pre-tax loss or gain of $0.5 billion in the Consolidated Statement of Income (2024: $0.6 billion pre-tax loss or gain), whereas the same sensitivity analysis applied to the average exposures for the period was a pre-tax gain or loss of $0.1 billion (2024: $0.3 billion pre-tax gain or loss).

294 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

26. Financial instruments continued

Credit risk

Comprehensive policies are in place to ensure that credit risk is appropriately managed and remains within risk appetite. These policies include requirements for assessment of internal credit ratings, the assignment of credit limits based on counterparty creditworthiness and monitoring of exposure against these credit limits. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of credit deterioration. Mitigation measures are defined and implemented for higher-risk business partners and customers, and include shortened payment terms, collateral, credit insurance, or other security posting and timely collections.

Surplus cash is invested in a range of short-dated, secure and liquid instruments including short-term bank deposits, money market funds, reverse repos and similar instruments. The portfolio of these investments is diversified to avoid concentrating risk in any one instrument, country or counterparty. Management monitors the investments regularly and adjusts the investment portfolio in light of new market information where necessary to ensure credit risk is effectively diversified.

In commodity trading, additional requirements are established to manage credit risk. Credit checks are performed by a department independent of traders, and are undertaken before contractual commitment. In addition, a defined portfolio credit risk appetite is in place to manage credit risk concentrations. It includes a set of thresholds and alerts set at different portfolio levels (e.g., country, industry sector, creditworthiness). Utilisation against these thresholds, including identification of credit risk concentrations with particular counterparties, is actively monitored, and actions are taken to ensure compliance where appropriate. There were no material concentrations of credit risk, with individual customers or geographically, at December 31, 2025.

Shell routinely enters into offsetting, master netting and similar arrangements with trading and other counterparties to manage credit risk. Where there is a legally enforceable right of offset under such arrangements and Shell has the intention to settle on a net basis or realise the asset and settle the liability simultaneously, the net asset or liability is recognised in the Consolidated Balance Sheet, otherwise assets and liabilities are presented gross. These amounts, as presented net and gross within trade and other receivables, trade and other payables and derivative financial instruments in the Consolidated Balance Sheet at December 31, were as follows:

2025

$ million

	Amounts offset			Amounts not offset		
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:						
Within trade receivables	18,909	12,003	6,906	83	183	6,640
Within derivative financial instruments	10,701	3,470	7,231	755	1,331	5,145
Liabilities:						
Within trade payables	17,203	11,999	5,204	51	183	4,970
Within derivative financial instruments	8,727	3,470	5,257	1,106	1,329	2,822

2024

$ million

	Amounts offset			Amounts not offset		
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:						
Within trade receivables	18,569	11,452	7,117	58	227	6,832
Within derivative financial instruments	12,200	4,490	7,710	951	1,730	5,029
Liabilities:						
Within trade payables	17,106	11,449	5,657	121	227	5,309
Within derivative financial instruments	12,760	4,490	8,270	2,049	1,730	4,491

Amounts not offset principally relate to contracts where the intention to settle on a net basis was not clearly established at December 31.

295 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

26. Financial instruments continued

The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2025, presented within trade and other receivables, was $1,211 million (2024: $2,519 million). The carrying amount of collateral held at December 31, 2025, presented within trade and other payables, was $501 million (2024: $581 million). In addition, Shell has utilised guarantees and letters of credit as non-cash collateral to cover margining requirements of $1,087 million as at December 31, 2025 (2024: $1,359 million). Collateral mainly relates to initial margins held with commodity exchanges/brokers and over-the-counter counterparty variation margins. Some derivative contracts are fully cash collateralised, thereby eliminating both counterparty risk and the Group's own non-performance risk.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for Shell's business activities may not be available. Management believes that it has access to sufficient cash and cash equivalents, debt funding sources (capital markets) and to undrawn committed borrowing facilities to meet foreseeable requirements. Information about borrowing facilities is presented in Note 21.

Derivative contracts and hedges

Derivative contracts such as forwards, futures, options and swaps are used principally to hedge or mitigate risks arising from interest rate changes, currency fluctuations and commodity price volatility. However, hedge accounting is not always applied; therefore, movements in the carrying amounts of derivative contracts that are recognised in income may not be matched in the same period by the recognition of the income effects of the related hedged items.

In the course of trading operations, certain contracts are entered into for delivery of commodities that are accounted for as derivatives. The resulting price exposures are managed by entering into related derivative contracts.

For certain commodity derivatives contracts, carrying amounts cannot be derived from quoted market prices or other observable inputs, in which case fair value is estimated using valuation techniques, such as Black-Scholes; option spread models; and extrapolation, using quoted spreads with assumptions developed internally based on observable market activity.

Carrying amounts, maturities and hedges

The carrying amounts of derivative contracts at December 31, designated and not designated as hedging instruments for hedge accounting purposes, were as follows:

2025

$ million

	Assets			Liabilities			
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	16	5	21	20	25	45	(24)
Forward foreign exchange contracts	–	337	337	–	290	290	47
Currency swaps and options	395	2	397	917	101	1,018	(621)
Commodity derivatives	–	8,832	8,832	–	5,252	5,252	3,580
Other contracts	–	146	146	–	167	167	(21)
Total	411	9,322	9,733	937	5,835	6,772	2,961

2024

$ million

	Assets			Liabilities			
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	7	1	8	64	–	64	(56)
Forward foreign exchange contracts	–	682	682	–	379	379	303
Currency swaps and options	33	5	38	2,447	42	2,489	(2,451)
Commodity derivatives	–	9,204	9,204	–	6,630	6,630	2,574
Other contracts	–	115	115	–	14	14	101
Total	40	10,007	10,047	2,511	7,065	9,576	471

296 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

26. Financial instruments continued

Net gains before tax on derivative contracts, excluding those designated as hedges, were $2,412 million in 2025 (2024: $1,314 million gains; 2023: $5,189 million gains).

Certain contracts, mainly to hedge price risk relating to forecast commodity transactions, were designated in cash flow hedging relationships and are presented after the offset of related margin balances with exchanges. Contracts to hedge foreign exchange risks were also designated in cash flow hedging relationships and the net carrying amount of these contracts at December 31, 2025, was an asset of $48 million (2024: $579 million liability). See Note 29 for the accumulated balance recognised within other comprehensive income.

Certain interest rate and currency swaps were designated in fair value hedges, principally in respect of debt for which the net carrying amount of the related derivative contracts, net of accrued interest, at December 31, 2025, was a liability of $586 million (2024: $1,872 million liability).

At December 31, 2025, no debt instruments (2024: nil) were designated as hedges of net investments in foreign operations, relating to the foreign exchange risk arising between certain intermediate holding companies and their subsidiaries. See Note 29 for the accumulated balance recognised within other comprehensive income.

The following table compares contractual maturities of derivative liabilities at December 31 with their carrying amounts in the Consolidated Balance Sheet.

2025

$ million

	Contractual maturities								
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount [A]	Carrying amount
Interest rate swaps	19	5	8	4	4	15	55	(10)	45
Forward foreign exchange contracts	258	16	9	2	1	–	286	4	290
Currency swaps and options	383	223	60	224	55	444	1,389	(371)	1,018
Commodity derivatives	2,876	1,015	529	296	217	652	5,585	(333)	5,252
Other contracts	3	175	1	–	1	1	181	(14)	167
Total	3,539	1,434	607	526	278	1,112	7,496	(724)	6,772

[A] Mainly related to the effect of discounting.

2024

$ million

	Contractual maturities								
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount [A]	Carrying amount
Interest rate swaps	20	16	16	16	–	–	68	(4)	64
Forward foreign exchange contracts	393	84	3	(3)	–	–	477	(98)	379
Currency swaps and options	925	693	627	423	316	1,008	3,992	(1,503)	2,489
Commodity derivatives	4,345	1,088	524	326	184	458	6,925	(295)	6,630
Other contracts	6	5	2	–	–	–	13	1	14
Total	5,689	1,886	1,172	762	500	1,466	11,475	(1,899)	9,576

[A] Mainly related to the effect of discounting.

297 Shell Annual Report and Accounts 2025

26. Financial instruments continued Fair value measurements The net carrying amounts of derivative contracts held at December 31 categorised based on the significant inputs used in determining their fair value, were as follows: 2025 $ million Other observable inputs Unobservable inputs Total Interest rate swaps (24) — (24) Forward foreign exchange contracts 47 — 47 Currency swaps and options (621) — (621) Commodity derivatives 1,473 2,107 3,580 Other contracts (101) 80 (21) Total 774 2,187 2,961 2024 $ million Prices in active markets for identical assets/liabilities Other observable inputs Unobservable inputs Total Interest rate swaps — (56) — (56) Forward foreign exchange contracts — 303 — 303 Currency swaps and options — (2,451) — (2,451) Commodity derivatives 44 487 2,043 2,574 Other contracts — 107 (6) 101 Total 44 (1,610) 2,037 471 Net carrying amounts of derivative contracts measured using more than an insignificant proportion of unobservable inputs $ million 2025 2024 At January 1 2,037 2,466 Net (losses)/gains recognised in revenue (163) (191) Purchases 195 310 Sales (69) (363) Recategorisations (net) 50 (127) Currency translation differences 137 (58) At December 31 2,187 2,037 Included in net losses recognised in revenue in 2025 were unrealised net gains totalling $21 million relating to assets and liabilities held at December 31, 2025 (2024: $591 million gains). Unrecognised day one gains or losses Certain long-term commodity contracts extend to periods where observable pricing data are limited and their value may include estimates. Where this is more than an insignificant part of the overall contract valuation, any gains or losses will be deferred. Valuation techniques are further described in Note 2. The unrecognised gains on these derivative contracts at December 31, 2025, were as follows: $ million 2025 2024 At January 1 745 1,607 Movements (23) (862) At December 31 722 745 Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 298 Shell Annual Report and Accounts 2025

27. Share capital Issued and fully paid ordinary shares of €0.07 each Number of shares Nominal value $ million At January 1, 2025 6,115,031,158 510 Repurchases of shares (396,394,760) (33) At December 31, 2025 5,718,636,398 477 At January 1, 2024 6,524,109,049 544 Repurchases of shares (409,077,891) (34) At December 31, 2024 6,115,031,158 510 At the Company's Annual General Meeting (AGM) on May 20, 2025, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of approximately €140 million (representing approximately 2,007 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2026, and the end of the AGM to be held in 2026, unless previously renewed, revoked or varied by the Company in a general meeting. At the May 20, 2025, AGM, shareholders granted the Company the authority to repurchase (i) up to 602.1 million ordinary shares "on- market" (excluding any treasury shares), less the number of ordinary shares purchased or committed to be purchased in terms of the buyback contracts ("off-market"), made under the authority in (ii); and (ii) up to 602.1 million ordinary shares off-market, less any on-market purchases made under the authority in (i). In the case of both on-market and off-market purchases of the ordinary shares, the minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07 and the maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. The authorities for both on-market and off-market purchases of the ordinary shares will expire at the earlier of the close of business on August 19, 2026, and the end of the AGM of the Company to be held in 2026. Ordinary shares purchased by the Company pursuant to these authorities will either be cancelled or held in treasury. Treasury shares are shares in the Company that are owned by the Company itself. 28. Share-based compensation plans and shares held in trust Share-based compensation expense $ million 2025 2024 2023 Equity-settled [A] 774 732 700 [A] On an incidental basis awards may be cash-settled, where an equity settlement is not possible under local regulations. With effect from 2025, the principal share-based employee compensation plans are the Performance Share Awards (PSA) and Restricted Share Awards (RSA). Awards of shares and American Depositary Shares (ADS) of the Company under the PSA and RSA are made to eligible employees, subject to specified conditions. The actual number of PSA that may vest ranges from 0% to 200% of the original awards, depending on the outcomes of prescribed performance conditions over a three-year period commencing on January 1 of the award year. The RSA has no performance conditions and vests at 100% of the original awards. Awards granted in 2023 and 2024 under the previously used Performance Share Plan (PSP) and Long-term Incentive Plan (LTIP) remain unvested at December 31, 2025, reflecting the three-year performance period. No new awards were granted under these plans in 2025. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 299 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

28. Share-based compensation plans and shares held in trust continued

Share awards

	Number of ordinary shares (million)	Number of ADSs (million)	Weighted average remaining contractual life (years)
At January 1, 2025	49	9	0.9
Granted	21	4	
Vested	(31)	(5)	
Forfeited	(3)	–	
At December 31, 2025	36	8	0.9
At January 1, 2024	58	10	0.9
Granted	20	3	
Vested	(26)	(4)	
Forfeited	(3)	–	
At December 31, 2024	49	9	0.9

Other plans offer eligible employees opportunities to acquire shares and ADSs of the Company or receive cash benefits measured by reference to the Company's share price.

Shell employee share ownership trusts and trust-like entities purchase the Company's shares in the open market to meet delivery commitments under employee share plans. At December 31, 2025, they held a total of 21.4 million ordinary shares (2024: 22.6 million) and 3.7 million ADS (2024: 4.1 million).

29. Other reserves

Other reserves attributable to Shell plc shareholders

$ million

	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2025	37,298	154	270	1,417	(19,373)	19,766
Other comprehensive income attributable to Shell plc shareholders	–	–	–	–	1,467	1,467
Transfer from other comprehensive income	–	–	–	–	26	26
Repurchases of shares	–	–	33	–	–	33
Share-based compensation	–	–	–	(58)	–	(58)
At December 31, 2025	37,298	154	303	1,359	(17,880)	21,234
At January 1, 2024	37,298	154	236	1,308	(17,851)	21,145
Other comprehensive income attributable to Shell plc shareholders	–	–	–	–	(1,715)	(1,715)
Transfer from other comprehensive income	–	–	–	–	193	193
Repurchases of shares	–	–	34	–	–	34
Share-based compensation	–	–	–	109	–	109
At December 31, 2024	37,298	154	270	1,417	(19,373)	19,766
At January 1, 2023	37,298	154	196	1,140	(17,656)	21,132
Other comprehensive loss attributable to Shell plc shareholders	–	–	–	–	(83)	(83)
Transfer from other comprehensive income	–	–	–	–	(112)	(112)
Repurchases of shares	–	–	40	–	–	40
Share-based compensation	–	–	–	168	–	168
At December 31, 2023	37,298	154	236	1,308	(17,851)	21,145

The merger reserve and share premium reserve were established as a consequence of the Company becoming the single parent company of Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, plc, now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc.

The capital redemption reserve was established in connection with repurchases of shares of the Company.

The share plan reserve is in respect of equity-settled share-based compensation plans (see Note 28). The movement comprises the net of the charge for the year and the release as a result of vested awards.

300 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

29. Other reserves continued

Accumulated other comprehensive income comprises the following:

Accumulated other comprehensive income attributable to Shell plc shareholders

$ million

	Currency translation differences	Equity instruments remeasurements	Debt instruments remeasurements	Cash flow hedging (losses)/ gains	Net investment hedging (losses)/ gains	Deferred cost of hedging	Retirement benefits remeasurements	Total
At January 1, 2025	(14,482)	(40)	(29)	(311)	(2,008)	(247)	(2,256)	(19,373)
Recognised in other comprehensive income	5,819	(60)	22	(295)	22	13	(6,313)	(792)
Reclassified to income	108	–	2	(31)	–	18	–	97
Reclassified to the balance sheet	–	–	–	61	–	(60)	–	1
Reclassified to retained earnings	–	22	–	–	–	–	4	26
Tax on amounts recognised/reclassified	(10)	19	–	66	(6)	(3)	2,157	2,223
Total, net of tax	5,917	(19)	24	(199)	16	(32)	(4,152)	1,555
Share of joint ventures and associates	64	(45)	–	101	–	–	11	131
Other comprehensive income/(loss) for the period	5,981	(64)	24	(98)	16	(32)	(4,141)	1,686
Less: non-controlling interest	(199)	1	–	–	–	–	5	(193)
Attributable to Shell plc shareholders	5,782	(63)	24	(98)	16	(32)	(4,136)	1,493
At December 31, 2025	(8,700)	(103)	(5)	(409)	(1,992)	(279)	(6,392)	(17,880)
At January 1, 2024	(11,213)	73	(34)	(451)	(2,008)	(174)	(4,044)	(17,851)
Recognised in other comprehensive income	(4,574)	(7)	20	211	–	(137)	1,854	(2,633)
Reclassified to income	1,256	–	16	29	–	24	–	1,325
Reclassified to the balance sheet	–	–	(11)	32	–	–	–	21
Reclassified to retained earnings	–	(182)	–	–	–	–	375	193
Tax on amounts recognised/reclassified	70	35	(20)	(56)	–	40	(447)	(378)
Total, net of tax	(3,248)	(154)	5	216	–	(73)	1,782	(1,472)
Share of joint ventures and associates	(42)	43	–	(76)	–	–	4	(71)
Other comprehensive (loss)/income for the period	(3,290)	(111)	5	140	–	(73)	1,786	(1,543)
Less: non-controlling interest	21	(2)	–	–	–	–	2	21
Attributable to Shell plc shareholders	(3,269)	(113)	5	140	–	(73)	1,788	(1,522)
At December 31, 2024	(14,482)	(40)	(29)	(311)	(2,008)	(247)	(2,256)	(19,373)
At January 1, 2023	(12,590)	487	(75)	(524)	(1,964)	(26)	(2,964)	(17,656)
Recognised in other comprehensive income	1,393	(67)	33	(196)	(44)	(273)	(1,088)	(242)
Reclassified to income	1	–	9	162	–	61	–	233
Reclassified to the balance sheet	–	–	(1)	117	–	1	–	117
Reclassified to retained earnings	–	(112)	–	–	–	–	–	(112)
Tax on amounts recognised/reclassified	3	(32)	–	(12)	–	63	5	27
Total, net of tax	1,397	(211)	41	71	(44)	(148)	(1,083)	23
Share of joint ventures and associates	16	(202)	–	2	–	–	1	(183)
Other comprehensive (loss)/income for the period	1,413	(413)	41	73	(44)	(148)	(1,082)	(160)
Less: non-controlling interest	(36)	(1)	–	–	–	–	2	(35)
Attributable to Shell plc shareholders	1,377	(414)	41	73	(44)	(148)	(1,080)	(195)
At December 31, 2023	(11,213)	73	(34)	(451)	(2,008)	(174)	(4,044)	(17,851)

301 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

30. Dividends

Interim dividends

	$ per share			$ million		
	2025	2024	2023	2025	2024	2023
Cash:						
March	0.358	0.344	0.2875	2,179	2,210	2,030
June	0.358	0.344	0.2875	2,123	2,177	1,984
September	0.358	0.344	0.3310	2,103	2,169	2,179
December	0.358	0.344	0.3310	2,067	2,112	2,196
Total	1.432	1.376	1.237	8,472	8,668	8,389

On February 5, 2026, the Directors announced a further interim dividend in respect of 2025 of $0.372 per ordinary share. The total dividend is estimated to be $2,110 million and is payable on March 30, 2026, to shareholders on the register at February 20, 2026.

Shareholders will be able to elect to receive their dividends in US dollars, sterling or euros.

31. Earnings per share

	2025	2024	2023
Income attributable to Shell plc shareholders ($ million)	17,837	16,094	19,359
Weighted average number of shares used as the basis for determining:			
Basic earnings per share (million of shares)	5,890.8	6,299.6	6,733.5
Diluted earnings per share (million of shares)	5,948.6	6,363.7	6,799.8

Basic earnings per share are calculated by dividing the income attributable to Shell plc shareholders for the year by the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding excludes shares held in trust.

Diluted earnings per share are based on the same income figures. The weighted average number of shares outstanding during the year is increased by dilutive shares related to share-based compensation plans. If the inclusion of potentially issuable shares could decrease diluted loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share.

32. Legal proceedings and other contingencies

General

In the ordinary course of business, Shell subsidiaries are subject to a number of contingencies arising from litigation and claims brought by governmental authorities, including tax authorities and private parties. The operations and earnings of Shell subsidiaries continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous groups in the countries where they operate. The industries in which Shell subsidiaries are engaged are also subject to physical risks of various types.

The amounts claimed in relation to such events and, if such claims against Shell were successful, the costs of implementing the remedies sought in the various cases could be substantial. Based on information available to date and taking into account that in some cases it is not practicable to estimate the possible magnitude or timing of any resultant payments, management believes that the foregoing are not expected to have a material adverse impact on Shell's Consolidated Financial Statements. However, there remains a high degree of uncertainty around these contingencies, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition.

Costs in respect of decommissioning and restoration obligations are subject to uncertain timing and amount, and are dependent on various factors that are not always within management's control (see Note 25). In certain divestment transactions, liabilities related to decommissioning and restoration are de-recognised upon transfer of these obligations to the buyer. In certain cases, Shell retains a secondary obligation for decommissioning activities, either via reversionary legislation or the issuance of guarantees, in case the primary obligor is not able to meet its obligation. These exposures are actively monitored, and the likelihood of a liability arising in respect of these obligations is not considered probable.

Decommissioning and restoration of manufacturing facilities

For long-lived manufacturing facilities, where decommissioning would generally be more than 50 years away, while there is a present obligation that has arisen from past events, the amount of the obligation cannot be reliably measured. This is because the settlement dates are indeterminate; and other estimates, such as extremely long-term discount rates for which there is no observable measure, cannot be reliably determined. Consequently, the decommissioning and restoration obligation that exists for such long-lived manufacturing facilities cannot be reliably quantified and is disclosed as a contingent liability. There remains a high degree of uncertainty concerning such obligations and their potential effects on future operations, earnings, cash flows, reputation and Shell's financial condition.

302 Shell Annual Report and Accounts 2025

32. Legal proceedings and other contingencies continued Pesticide litigation Shell, along with another agricultural chemical pesticide manufacturer and several distributors, has been sued by public and quasi-public water purveyors, water storage districts and private landowners alleging responsibility for groundwater contamination caused by applications of chemical pesticides. There are approximately six such cases currently pending, three claims made but not yet filed, and an active subpoena for records. These matters assert various theories of strict liability and negligence, seeking to recover actual damages, including drinking well treatment and remediation costs. Most assert claims for punitive damages. Shell continues to vigorously defend these actions. Based on the claims asserted and Shell's history regarding amounts paid to resolve varying actions, management does not expect the outcome of the matters pending at December 31, 2025, to have a material adverse impact on our Shell Chemical USA business. However, there remains a high degree of uncertainty regarding the potential outcome of some of these pending lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition. Climate change litigation In the USA, energy companies (including Shell), industry associations, and others have been named in several matters alleging responsibility for the impacts of climate change due to the use of fossil fuels and/or deceptive conduct. These matters assert various theories of liability for a wide variety of harms, including but not limited to, impacts to public and private infrastructure, natural resources, public health and services, personal injuries, and increased insurance premiums. The cases are filed by municipalities, states or other quasi-government bodies, and individuals, including a class action. As of December 31, 2025, more than 30 lawsuits naming Shell as a defendant were pending. In the Netherlands, on February 11, 2025 in a case against Shell, a group of environmental non-governmental organisations and individual claimants (referred to herein as "Milieudefensie") filed an appeal with the Dutch Supreme Court against the Court of Appeal judgment of November 12, 2024, which overturned a lower court finding that Shell had an obligation to reduce certain aggregate annual volumes of CO2 emissions by 2030. In the United Kingdom, on December 9, 2025 a group of claimants from the Philippines brought a claim against Shell plc and The Shell Transport and Trading Company Limited in relation to loss and damage allegedly arising from Typhoon Odette in the Philippines in 2021. Management believes the outcome of these matters should be resolved in a manner favourable to Shell, but there remains a high degree of uncertainty regarding the ultimate outcome of these lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition. NAM (Groningen gas field) litigation Since 1963, NAM – a joint venture between Shell and ExxonMobil (50%:50%) – has been producing gas from the Groningen field, the largest gas field in Western Europe. After smaller tremors in the 1990s and the late 2000s, an earthquake measuring 3.6 on the Richter scale occurred in 2012, causing damage to properties in the affected area. NAM has successfully settled close to 80,000 claims for physical damage to property. The Dutch State has taken over the damage-claim-handling from NAM for all claim categories, and the strengthening operation in the region, while NAM remains financially responsible insofar as the costs corresponded to NAM's liability. Since 2022, NAM and its shareholders have brought several arbitrations against the Dutch government to have its financial liability determined for costs which the Dutch government compensated to claimants and subsequently charged to NAM. These claims include but are not limited to physical damage to property, housing value loss, emotional damage, and loss of living enjoyment. Arbitral awards in the NAM strengthening and damages arbitrations are expected to be rendered in 2026. Shell is seeking to reach a final, all-encompassing settlement with the Dutch government on the new design of the Dutch "Gasgebouw" earthquake costs and the wind-down of natural gas production in Groningen. Shell, ExxonMobil and the Dutch government reached agreements in 2018 (Heads of Agreement) and 2019 (Interim Agreement) and subsequently have been engaged in discussions on the interpretation and implementation of these agreements and on a final and all-encompassing settlement. As these discussions have not led to such a settlement, in December 2023, the NAM shareholders asked an independent arbitration panel to rule on the interpretation and implementation of the agreements made in 2018/2019. The purpose of this arbitration is for a neutral third party to assess the situation and provide clarity. The arbitration is expected to take several years, and the judgement will be binding. In December 2025, Shell plc also initiated an arbitration against the Dutch State under the Energy Charter Treaty on the basis that its rights as an investor had been breached. These arbitration do not preclude a final and all-encompassing settlement, in the event that Shell, ExxonMobil and the Dutch government agree to such a settlement. There remains a high degree of uncertainty concerning the ultimate outcome of these disputes and their potential effect on future operations, earnings, cash flows, reputation and Shell's financial condition. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 303 Shell Annual Report and Accounts 2025

32. Legal proceedings and other contingencies continued Kazakhstan Shell has several matters in dispute involving the Republic of Kazakhstan. One litigation matter involving a Shell NOV relates to a Sulphur permitting inspection outcome. An unfavourable ruling was issued by the Specialized Interdistrict Administrative Court of the City of Astana in December 2025, which was appealed in March 2026. The other matters are ongoing disputes involving two Shell NOVs under the applicable production-sharing contracts. Management believes that the outcomes of these matters, once determined, will be favourable to the Shell NOV. However, there remains a high degree of uncertainty regarding the ultimate outcomes and it is not possible to reliably estimate the magnitude and timing of any possible obligations or payments in respect of the matters above or potential effect on future operations, earnings, cash flows and Shell's financial condition. Nigerian litigation Shell remains a party to litigation in Nigeria and the UK related to the onshore business activities that it divested in 2025.It may take considerable time before these disputes are resolved by the various courts. There remains a high degree of uncertainty regarding the ultimate outcome of these disputes, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition. OPL 245 In 2025, the criminal charges filed in 2017 against SNEPCO, a then current (now former) Shell employee, and third parties including ENI SpA and one of its subsidiaries were struck out for want of diligent prosecution, and the proceedings were dismissed. In March 2017, parties alleging to be shareholders of Malabu Oil and Gas Company Ltd. (Malabu) filed two actions to challenge the 2011 settlement of litigation pertaining to Oil Prospecting Licence 245 (OPL 245) with regard to potential anti-bribery, anti-corruption and anti-money laundering laws and the award of OPL 245 to SNEPCO and an ENI SpA subsidiary by the Federal Government of Nigeria. Both actions are currently stayed awaiting the outcome of appeals filed against procedural decisions. Those appeal proceedings are ongoing. On May 8, 2018, Human Environmental Development Agenda (HEDA) sought permission from the Federal High Court of Nigeria to apply for an order to direct the Attorney General of the Federation to revoke OPL 245 on grounds that the entire Malabu transaction in relation to the OPL is unconstitutional, illegal and void as it was obtained through fraudulent and corrupt practice. On July 3, 2019, the Nigerian Federal High Court upheld objections from SNEPCO and NAE and struck the lawsuit filed by HEDA. The suit was struck because of the statute of limitations and lack of jurisdiction to hear the matter. HEDA has appealed the judgement, which is ongoing. On July 21, 2022, the Dutch Public Prosecutor's office announced it had dismissed its investigation into bribery allegations related to OPL 245. On October 24, 2022, Re:Common, HEDA and The Corner House announced that they filed a complaint at the Court of Appeal in The Hague, pursuant to Article 12 of the Dutch Code for Criminal Procedure, challenging the decision by the Dutch Public Prosecutor to dismiss its investigation. On March 20, 2025, the Court of Appeal in The Hague dismissed this complaint. There remains a high degree of uncertainty around the OPL 245 matters and contingencies discussed above, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition. Accordingly, at this time, it is not possible to reliably estimate the possible obligations and timing of any payments. Russia On October 2, 2024, the Russian prosecutor filed a Moscow court claim against eight Shell-group entities (including Shell plc and Shell Energy Europe Limited ("SEEL")). The prosecutor seeks (i) declarations that Shell illegally abandoned in support of Sakhalin Energy Investment Company ("Sakhalin"); (ii) monetary relief of approximately €1.5 billion from SEEL to Gazprom Export ("GPE") for alleged unpaid gas deliveries in 2022; and (iii) a declaration that GPE can take 94₽ billion purportedly set aside for Shell for Sakhalin equity compensation from a Type-C account to net off against part of the alleged debt owed by SEEL to GPE. The proceedings are ongoing. At this time, it is not possible to reliably estimate the magnitude and timing of any possible obligations or payments in respect of the matters above or whether any payments will be due. There remains a high degree of uncertainty regarding the ultimate outcomes, as well as the potential effect on future operations, earnings, cash flows and Shell's financial condition. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 304 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued

33. Employees

Employee costs

			$ million
	2025	2024	2023
Remuneration [A]	11,183	11,907	11,456
Social security contributions [A]	1,047	1,124	1,085
Retirement benefits (see Note 24)	1,075	809	1,324
Share-based compensation (see Note 28)	774	732	700
Total [B]	14,079	14,572	14,565

[A] From 2025, Remuneration and Social security contributions include additional categories of employee-related costs. Prior period comparatives have been revised to conform with the current year change.
[B] Excludes employees seconded to joint ventures and associates.

Average employee numbers [A]

			Thousand
	2025	2024	2023
Integrated Gas	6	6	6
Upstream	11	13	11
Marketing	22	24	26
Chemicals and Products	20	22	22
Renewables and Energy Solutions	2	3	5
Corporate [B]	27	30	30
Total [C]	88	98	100

[A] The employee numbers are based on headcount.
[B] Includes 22,000 employees (2024: 23,000; 2023: 23,000) working in business service centres irrespective of the segment they support.
[C] Excludes employees seconded to joint ventures and associates (2025: 1,000 employees; 2024: 1,000 employees; 2023: 2,000 employees).

34. Directors and Senior Management

Remuneration of Directors of the Company

			$ million
	2025	2024	2023
Emoluments	13	13	12
Value of released awards under long-term incentive plans	19	10	4
Employer contributions to pension plans	1	1	1

Emoluments comprise salaries and fees, annual bonuses (for the period for which performance is assessed) and other benefits. The value of released awards under long-term incentive plans for the period is in respect of the performance period ending in that year. In 2025, no Director accrued retirement benefits in respect of qualifying services under defined benefit plans.

Directors and Senior Management expense

			$ million
	2025	2024	2023
Short-term benefits	39	33	31
Retirement benefits	2	2	2
Share-based compensation	14	11	17
Termination and related amounts	4	–	7
Total	59	46	57

Directors and Senior Management comprise members of the Executive Committee and the Non-executive Directors of the Company.

Short-term benefits comprise salaries and fees, annual bonuses delivered in cash and shares (for the period for which performance is assessed), other benefits and employer social security contributions.

305 Shell Annual Report and Accounts 2025

35. Auditor's remuneration $ million 2025 2024 2023 Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns 38 41 42 Other audit fees, principally in respect of audits of accounts of subsidiaries 18 19 19 Total audit fees 56 60 61 Audit-related fees 3 3 3 Fees in respect of other non-audit services 4 3 2 Total 63 66 66 In addition, the auditor provided audit services to retirement benefit plans for employees of subsidiaries. Remuneration paid by those benefit plans amounted to $1 million in 2025 (2024: $1 million; 2023: $1 million). 36. Post-balance sheet events On February 5, 2026, Shell announced the commencement of a $3.5 billion share buyback programme ("the programme") covering an aggregate contract term of approximately three months. The purpose of the programme is to reduce the issued share capital of the Company. All shares repurchased as part of the programme will be cancelled. It is intended that, subject to market conditions, the programme will be completed prior to the Company's first quarter 2026 results announcement, scheduled for May 7, 2026. The company has entered into an arrangement with a single broker, consisting of two irrevocable non-discretionary contracts, to enable the purchase of ordinary shares. After the balance sheet date and following the Iran conflict, oil and gas supply from the Middle East is impacted. Commodity markets showed high volatility creating uncertainty with regards to prices for oil and gas. As at the date of these Consolidated Financial Statements, the conflict has not resulted in a material impact on Shell's financial position and performance. The scale and duration of the conflict remain uncertain but could impact Shell's earnings, cash flow and financial condition. On March 9, 2026, Shell entered into an agreement to sell its 100% interest in Jiffy Lubricants International to an affiliate of Monomoy Capital Partners (Monomoy) for a consideration of $1.3 billion. As part of this transaction, Shell has entered into a long-term lubricants supply agreement with Monomoy. The transaction is expected to close in the second half of 2026, subject to regulatory approval and closing conditions. Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued 306 Shell Annual Report and Accounts 2025

Supplementary information – oil and gas (unaudited) About this section The purpose of this section is to comply with the US Securities and Exchange Commission (SEC) Rules and the requirements of the Financial Accounting Standards Board (FASB) "Extractive Activities – Oil and Gas (Topic 932)". Extractive activities for this purpose include exploration and production activities to extract oil, condensates, natural gas liquids, oil sands and natural gas from their natural reservoirs. In Shell, extractive activities, or oil and gas exploration and production activities, are undertaken within the Integrated Gas, Upstream and the Chemicals and Products (includes oil sands) segments. Shell's extractive activities do not represent the full extent of Integrated Gas, Upstream and Chemicals and Products activities, and exclude GTL processing, some LNG activities, trading and optimisation, as well as other non-extractive activities. As a result, the information in this extractive activities section is not suitable for modelling Shell's integrated businesses, for which we refer to the segment information. Full segment information to the Consolidated Financial Statements is available on pages 259-267. The information set out on pages 307-325 is referred to as "unaudited" as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Consolidated Financial Statements. Proved reserves Proved reserves estimates are calculated pursuant to the US Securities and Exchange Commission (SEC) Rules and the FASB's Topic 932. Proved reserves can be either developed or undeveloped. The definitions used are in accordance with the SEC Rule 4–10 (a) of Regulation S-X. We include proved reserves associated with future production that will be consumed in operations. Proved reserves shown are net of any quantities of crude oil or natural gas that are expected to be (or could be) taken as royalties in kind. Proved reserves outside North America include quantities that will be settled as royalties in cash. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements that involve Shell subsidiaries, joint ventures and associates in risks and rewards but do not transfer title of the product to those entities. Subsidiaries' proved reserves at December 31, 2025, were divided into 77% developed and 23% undeveloped on a barrel of oil equivalent (boe) basis. For the Shell share of joint ventures and associates, the proved reserves at December 31, 2025, were divided into 36% developed and 64% undeveloped on a boe basis. Proved reserves are recognised under various forms of contractual agreements. Shell's proved reserves volumes at December 31, 2025, present in agreements such as production-sharing contracts (PSC), tax/variable royalty contracts or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were 1,383 million barrels of liquids, and 10,065 thousand million standard cubic feet (scf) of natural gas. Proved reserves cannot be measured exactly because estimation of reserves involves subjective judgement (see "Risk factors" on page 127 and our "Proved reserves assurance process" below). These estimates remain subject to revision and are unaudited supplementary information. Proved reserves assurance process A central group of reserves experts, who on average have around 29 years' experience in the oil and gas industry, undertake the primary assurance of the proved reserves bookings. This group of experts is part of the Resources Assurance and Reporting (RAR) organisation within Shell. A Vice President with 40 years' experience in the oil and gas industry currently heads the RAR organisation. He is a member of the Society of Petroleum Engineers, Society of Petroleum Evaluation Engineers and holds a BA in mathematics from Oxford University and an MEng in Petroleum Engineering from Heriot-Watt University. The RAR organisation reports directly to an Executive Vice President of Finance, who is the chair of the Upstream Reserves Committee (URC). The URC is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Integrated Gas and Upstream organisations. The URC reviews and endorses all major (larger than 30 million barrels of oil equivalent) proved reserves bookings and debookings and endorses the total aggregated proved reserves. Final approval of all proved reserves bookings remains with Shell's CEO, and all proved reserves bookings are reviewed by Shell's Audit and Risk Committee. The Internal Audit function also provides secondary assurance through audits of the control framework. Crude oil, natural gas liquids, synthetic crude oil and bitumen Shell subsidiaries' proved reserves of crude oil, natural gas liquids (NGL), synthetic crude oil and bitumen at the end of the year; their share of the proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out on pages 308-311. Significant changes in these proved reserves are discussed below (except where specific disclosures are prohibited), where "revisions and reclassifications" are changes based on new information that resulted from development drilling, production history and changes in economic factors. Financial Statements and Supplements 307 Shell Annual Report and Accounts 2025

Proved reserves 2025–2024 Shell subsidiaries Africa ￮ The decrease of 131 million barrels in sales of minerals in place was mainly due to the divestment in Nigeria. Asia ￮ The increase of 94 million barrels in revisions and reclassifications was mainly in Oman, Malaysia, and Kazakhstan. Canada ￮ The decrease of 725 million barrels in sales of minerals in place was mainly due to the divestment of Oil Sands. USA ￮ The increase of 61 million barrels in revisions and reclassifications was mainly in Vito, Appomattox, Kaikias, Whale, and Mars. South America ￮ The increase of 74 million barrels in revisions and reclassifications was mainly in Mero and Tupi (Brazil). Proved reserves 2024–2023 Shell subsidiaries Asia ￮ The increase of 115 million barrels in revisions and reclassifications was mainly in Oman and Kazakhstan. USA ￮ The increase of 92 million barrels in revisions and reclassifications was mainly in Vito, Appomattox, Kaikias and Mars. South America ￮ The increase of 162 million barrels in revisions and reclassifications was mainly due to an FID of an additional FPSO in Atapu, Brazil. Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued 308 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2025

Million barrels

	Europe	Asia	Oceania	Africa	North America: USA	North America: Canada		South America	Total		
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries											
At January 1	158	1,361	65	294	437	–	741	1,211	3,526	741	4,267
Revisions and reclassifications	(2)	94	6	7	61	2	–	74	242	–	242
Improved recovery	–	16	–	–	–	–	–	–	16	–	16
Extensions and discoveries	–	–	6	1	18	–	–	19	44	–	44
Purchases of minerals in place	–	–	–	22	7	–	–	1	30	–	30
Sales of minerals in place	(91)	–	–	(131)	–	–	(725)	(1)	(223)	(725)	(948)
Production [A]	(35)	(167)	(11)	(25)	(117)	(1)	(16)	(162)	(518)	(16)	(534)
At December 31	30	1,304	66	168	406	1	–	1,142	3,117	–	3,117
Shell share of joint ventures and associates											
At January 1	1	362	–	–	–	–	–	–	363	–	363
Revisions and reclassifications	–	37	–	–	–	–	–	–	37	–	37
Improved recovery	–	–	–	–	–	–	–	–	–	–	–
Extensions and discoveries	–	–	–	–	–	–	–	–	–	–	–
Purchases of minerals in place	56	–	–	–	–	–	–	–	56	–	56
Sales of minerals in place	–	–	–	–	–	–	–	–	–	–	–
Production	(2)	(25)	–	–	–	–	–	–	(27)	–	(27)
At December 31	55	374	–	–	–	–	–	–	429	–	429
Total	85	1,678	66	168	406	1	–	1,142	3,546	–	3,546
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	–	–	–	–	–	–	–	–

[A] Includes 1 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2025

Million barrels

	Europe	Asia	Oceania	Africa	North America: USA	North America: Canada		South America	Total			
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries												
At January 1	115	1,183	43	216	285	–	741	886	2,728	741	–	3,469
At December 31	29	1,134	35	93	330	1	–	896	2,518	–	–	2,518
Shell share of joint ventures and associates												
At January 1	1	135	–	–	–	–	–	–	136	–	–	136
At December 31	46	132	–	–	–	–	–	–	178	–	–	178

Proved undeveloped reserves 2025

Million barrels

	Europe	Asia	Oceania	Africa	North America: USA	North America: Canada		South America	Total		
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries											
At January 1	43	178	22	78	152	–	–	325	798	–	798
At December 31	1	170	31	75	76	–	–	246	599	–	599
Shell share of joint ventures and associates											
At January 1	–	227	–	–	–	–	–	–	227	–	227
At December 31	9	242	–	–	–	–	–	–	251	–	251

309 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2024

Million barrels

	Europe	Asia	Oceania	Africa	North America: USA	North America: Canada	North America: Canada	South America	Total	Total	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries											
At January 1	160	1,392	79	259	439	5	757	1,178	3,512	757	4,269
Revisions and reclassifications	32	115	(2)	13	92	(4)	(13)	162	408	(13)	395
Improved recovery	–	9	–	39	–	–	–	–	48	–	48
Extensions and discoveries	–	5	–	24	14	–	–	9	52	–	52
Purchases of minerals in place	–	1	–	–	–	–	16	12	13	16	29
Sales of minerals in place	–	–	–	–	–	–	–	–	–	–	–
Production [A]	(34)	(161)	(12)	(41)	(108)	(1)	(19)	(150)	(507)	(19)	(526)
At December 31	158	1,361	65	294	437	–	741	1,211	3,526	741	4,267
Shell share of joint ventures and associates											
At January 1	2	390	–	–	–	–	–	–	392	–	392
Revisions and reclassifications	–	(5)	–	–	–	–	–	–	(5)	–	(5)
Improved recovery	–	–	–	–	–	–	–	–	–	–	–
Extensions and discoveries	–	–	–	–	–	–	–	–	–	–	–
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–	–	–	–
Production	(1)	(23)	–	–	–	–	–	–	(24)	–	(24)
At December 31	1	362	–	–	–	–	–	–	363	–	363
Total	159	1,723	65	294	437	–	741	1,211	3,889	741	4,630
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	–	–	–	370	–		370	370

[A] Includes 1 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2024

Million barrels

	Europe	Asia	Oceania	Africa	North America: USA	North America: Canada	North America: Canada	South America	Total	Total	Total	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries												
At January 1	122	985	53	230	305	2	757	841	2,538	757	–	3,295
At December 31	115	1,183	43	216	285	–	741	886	2,728	741	–	3,469
Shell share of joint ventures and associates												
At January 1	2	113	–	–	–	–	–	–	115	–	–	115
At December 31	1	135	–	–	–	–	–	–	136	–	–	136

Proved undeveloped reserves 2024

Million barrels

	Europe	Asia	Oceania	Africa	North America: USA	North America: Canada	North America: Canada	South America	Total	Total	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries											
At January 1	38	407	26	29	134	3	–	337	974	–	974
At December 31	43	178	22	78	152	–	–	325	798	–	798
Shell share of joint ventures and associates											
At January 1	–	277	–	–	–	–	–	–	277	–	277
At December 31	–	227	–	–	–	–	–	–	227	–	227

310 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2023

Million barrels

	Europe	Asia	Oceania	Africa	North America: USA	North America: Canada	North America: Canada	South America	Total	Total	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries											
At January 1	192	1,411	106	218	543	4	731	1,138	3,612	731	4,343
Revisions and reclassifications	2	149	(17)	79	46	1	35	165	425	35	460
Improved recovery	–	3	–	–	–	–	–	–	3	–	3
Extensions and discoveries	–	2	–	–	69	1	–	25	97	–	97
Purchases of minerals in place	–	–	1	–	3	–	11	–	4	11	15
Sales of minerals in place	–	(11)	–	–	(110)	–	–	–	(121)	–	(121)
Production [A]	(34)	(162)	(11)	(38)	(112)	(1)	(20)	(150)	(508)	(20)	(528)
At December 31	160	1,392	79	259	439	5	757	1,178	3,512	757	4,269
Shell share of joint ventures and associates											
At January 1	3	327	–	–	–	–	–	7	337	–	337
Revisions and reclassifications	–	–	–	–	–	–	–	(7)	(7)	–	(7)
Improved recovery	–	–	–	–	–	–	–	–	–	–	–
Extensions and discoveries	–	–	–	–	–	–	–	–	–	–	–
Purchases of minerals in place	–	85	–	–	–	–	–	–	85	–	85
Sales of minerals in place	–	–	–	–	–	–	–	–	–	–	–
Production	(1)	(22)	–	–	–	–	–	–	(23)	–	(23)
At December 31	2	390	–	–	–	–	–	–	392	–	392
Total [B]	162	1,782	79	259	439	5	757	1,178	3,904	757	4,661
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	–	–	–	378	–	–	378	378

[A] Includes 1 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2023

Million barrels

	Europe	Asia	Oceania	Africa	North America: USA	North America: Canada	North America: Canada	South America	Total	Total	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries											
At January 1	140	999	73	187	356	3	731	831	2,589	731	3,320
At December 31	122	985	53	230	305	2	757	841	2,538	757	3,295
Shell share of joint ventures and associates											
At January 1	3	154	–	–	–	–	–	7	164	–	164
At December 31	2	113	–	–	–	–	–	–	115	–	115

Proved undeveloped reserves 2023

Million barrels

	Europe	Asia	Oceania	Africa	North America: USA	North America: Canada	North America: Canada	South America	Total	Total	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries											
At January 1	52	412	33	31	187	1	–	307	1,023	–	1,023
At December 31	38	407	26	29	134	3	–	337	974	–	974
Shell share of joint ventures and associates											
At January 1	–	173	–	–	–	–	–	–	173	–	173
At December 31	–	277	–	–	–	–	–	–	277	–	277

311 Shell Annual Report and Accounts 2025

Natural gas Shell subsidiaries' proved reserves of natural gas at the end of the year, their share of the proved reserves of joint ventures and associates at the end of the year, and the changes in such reserves during the years are set out on pages 312-315. Significant changes in these proved reserves are discussed below (except where specific disclosures are prohibited). Volumes are not adjusted to standard heat content. Apart from integrated projects, volumes of gas are reported on an "as-sold" basis. The price used to calculate future revenue and cash flows from proved gas reserves is the contract price or the 12-month average on "as-sold" volumes. Volumes associated with integrated projects are those measured at a designated transfer point between the upstream and downstream portions of the integrated project. Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel. Proved reserves 2025–2024 Shell subsidiaries Asia ￮ The increase of 313 thousand million scf in revisions and reclassifications was mainly in Oman and Malaysia. Africa ￮ The decrease of 1819 thousand million scf in sales of minerals in place was mainly due to the divestment in Nigeria. Canada ￮ The increase of 405 thousand million scf in revisions and reclassifications was mainly due to re-booking of proved reserves in Groundbirch, Canada following an adequate year-average AECO (Alberta Energy Company) price in 2025. Europe ￮ The decrease of 299 thousand million scf in sales of minerals in place was mainly in UK due to formation of IJV - Adura. Oceania ￮ The increase of 447 thousand million scf in revisions and reclassifications was mainly in Surat - QGC, Gorgon, Crux, and Prelude. ￮ The increase of 528 thousand million scf in extensions and discoveries was mainly in Geryon. Proved reserves 2024–2023 Shell subsidiaries Asia ￮ The increase of 490 thousand million scf in revisions and reclassifications was mainly in Malaysia. Canada ￮ The decrease of 1,329 thousand million scf in revisions and reclassifications was mainly due to the low year-average AECO (Alberta Energy Company) price in 2024 in Groundbirch, Canada. Europe ￮ The increase of 280 thousand million scf in revisions and reclassifications was mainly in Troll, Norway. South America ￮ The increase of 1,664 thousand million scf in extensions and discoveries was mainly due to an FID on Manatee, Trinidad and Tobago. Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued 312 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2025

Thousand million standard cubic feet

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Shell subsidiaries								
At January 1	2,507	8,891	5,695	1,952	498	–	3,015	22,558
Revisions and reclassifications	82	313	447	58	20	405	190	1,515
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	83	–	528	88	38	5	13	755
Purchases of minerals in place	–	–	–	7	10	–	–	17
Sales of minerals in place	(299)	–	–	(1,819)	–	–	(12)	(2,130)
Production [A]	(293)	(880)	(768)	(82)	(128)	(160)	(279)	(2,590)
At December 31	2,080	8,324	5,902	204	438	250	2,927	20,125
Shell share of joint ventures and associates								
At January 1	89	5,900	395	–	–	–	–	6,384
Revisions and reclassifications	31	199	21	–	–	–	–	251
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	–	–	13	–	–	–	–	13
Purchases of minerals in place	166	–	–	–	–	–	–	166
Sales of minerals in place	(35)	–	–	–	–	–	–	(35)
Production [B]	(33)	(288)	(42)	–	–	–	–	(363)
At December 31	218	5,811	387	–	–	–	–	6,416
Total	2,298	14,135	6,289	204	438	250	2,927	26,541
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31								

[A] Includes 249 thousand million standard cubic feet consumed in operations.
[B] Includes 26 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2025

Thousand million standard cubic feet

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Shell subsidiaries								
At January 1	2,054	7,693	4,521	1,072	226	–	1,120	16,686
At December 31	1,966	7,237	4,028	113	370	250	996	14,960
Shell share of joint ventures and associates								
At January 1	88	1,855	265	–	–	–	–	2,208
At December 31	161	1,769	262	–	–	–	–	2,192

Proved undeveloped reserves 2025

Thousand million standard cubic feet

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Shell subsidiaries								
At January 1	453	1,198	1,174	880	272	–	1,895	5,872
At December 31	114	1,087	1,874	91	68	–	1,931	5,165
Shell share of joint ventures and associates								
At January 1	1	4,045	130	–	–	–	–	4,176
At December 31	57	4,042	125	–	–	–	–	4,224

313 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2024

Thousand million standard cubic feet

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Shell subsidiaries								
At January 1	2,508	9,168	6,229	1,847	485	1,483	1,556	23,276
Revisions and reclassifications	280	490	232	89	77	(1,329)	79	(82)
Improved recovery	–	–	–	7	–	–	–	7
Extensions and discoveries	4	37	51	181	46	–	1,664	1,983
Purchases of minerals in place	–	86	–	–	–	–	15	101
Sales of minerals in place	(1)	–	–	–	–	–	–	(1)
Production [A]	(284)	(890)	(817)	(172)	(110)	(154)	(299)	(2,726)
At December 31	2,507	8,891	5,695	1,952	498	–	3,015	22,558
Shell share of joint ventures and associates								
At January 1	122	6,103	228	–	–	–	–	6,453
Revisions and reclassifications	5	84	59	–	–	–	–	148
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	–	1	148	–	–	–	–	149
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [B]	(38)	(288)	(40)	–	–	–	–	(366)
At December 31	89	5,900	395	–	–	–	–	6,384
Total	2,596	14,791	6,090	1,952	498	–	3,015	28,942
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31								

[A] Includes 233 thousand million standard cubic feet consumed in operations.
[B] Includes 27 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2024

Thousand million standard cubic feet

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Shell subsidiaries								
At January 1	2,205	7,348	4,870	875	268	706	1,273	17,545
At December 31	2,054	7,693	4,521	1,072	226	–	1,120	16,686
Shell share of joint ventures and associates								
At January 1	120	1,936	228	–	–	–	–	2,284
At December 31	88	1,855	265	–	–	–	–	2,208

Proved undeveloped reserves 2024

Thousand million standard cubic feet

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Shell subsidiaries								
At January 1	303	1,820	1,359	972	217	777	283	5,731
At December 31	453	1,198	1,174	880	272	–	1,895	5,872
Shell share of joint ventures and associates								
At January 1	2	4,167	–	–	–	–	–	4,169
At December 31	1	4,045	130	–	–	–	–	4,176

314 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2023

Thousand million standard cubic feet

	Europe	Asia	Oceania	Africa	North America		South America	Total
					USA	Canada		
Shell subsidiaries								
At January 1	2,884	9,078	5,949	1,841	521	956	1,819	23,048
Revisions and reclassifications	(103)	952	1,043	139	64	443	64	2,602
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	–	55	–	–	43	224	14	336
Purchases of minerals in place	–	–	14	–	2	–	–	16
Sales of minerals in place	–	(82)	–	–	(31)	–	–	(113)
Production [A]	(273)	(835)	(777)	(133)	(114)	(140)	(341)	(2,613)
At December 31	2,508	9,168	6,229	1,847	485	1,483	1,556	23,276
Shell share of joint ventures and associates								
At January 1	175	5,008	169	–	–	–	7	5,359
Revisions and reclassifications	3	(141)	60	–	–	–	(6)	(84)
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	–	–	30	–	–	–	–	30
Purchases of minerals in place	–	1,516	–	–	–	–	–	1,516
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [B]	(56)	(280)	(31)	–	–	–	(1)	(368)
At December 31	122	6,103	228	–	–	–	–	6,453
Total	2,630	15,271	6,457	1,847	485	1,483	1,556	29,729
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	–	–	–	–	–

[A] Includes 228 thousand million standard cubic feet consumed in operations.
[B] Includes 31 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2023

Thousand million standard cubic feet

	Europe	Asia	Oceania	Africa	North America		South America	Total
					USA	Canada		
Shell subsidiaries								
At January 1	2,460	6,698	4,111	984	275	712	1,582	16,822
At December 31	2,205	7,348	4,870	875	268	706	1,273	17,545
Shell share of joint ventures and associates								
At January 1	175	2,261	129	–	–	–	7	2,572
At December 31	120	1,936	228	–	–	–	–	2,284

Proved undeveloped reserves 2023

Thousand million standard cubic feet

	Europe	Asia	Oceania	Africa	North America		South America	Total
					USA	Canada		
Shell subsidiaries								
At January 1	424	2,380	1,838	857	246	244	237	6,226
At December 31	303	1,820	1,359	972	217	777	283	5,731
Shell share of joint ventures and associates								
At January 1	–	2,747	40	–	–	–	–	2,787
At December 31	2	4,167	–	–	–	–	–	4,169

315 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Standardised measure of discounted future cash flows

SEC Form 20-F requires the disclosure of a standardised measure of discounted future net cash flows, relating to proved reserves quantities and based on a 12-month unweighted arithmetic average sales price, calculated on a first-day-of-the-month basis, with cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. In our view, the information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition, a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

Standardised measure of discounted future cash flows relating to proved reserves at December 31

2025 – Shell subsidiaries

$ million

					North America			
	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total
Future cash inflows	27,361	105,021	53,210	13,059	27,095	359	87,014	313,119
Future production costs	6,529	26,460	23,154	4,892	9,541	375	40,593	111,544
Future development costs	2,654	13,630	10,599	5,476	8,366	274	16,843	57,842
Future tax expenses	15,440	27,077	3,897	1,081	1,304	–	7,415	56,214
Future net cash flows	2,738	37,854	15,560	1,610	7,884	(290)	22,163	87,519
Effect of discounting cash flows at 10%	1,007	15,051	6,259	1,147	1,289	(59)	9,483	34,177
Standardised measure of discounted future net cash flows	1,731	22,803	9,301	463	6,595	(231)	12,680	53,342
Non-controlling interest included	–	–	–	–	–	–	–	–

2025 – Shell share of joint ventures and associates

$ million

					North America			
	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total
Future cash inflows	5,934	59,690	2,200	–	–	–	–	67,824
Future production costs	3,462	23,375	1,569	–	–	–	–	28,406
Future development costs	2,372	5,977	434	–	–	–	–	8,783
Future tax expenses	480	18,103	–	–	–	–	–	18,583
Future net cash flows	(380)	12,235	197	–	–	–	–	12,052
Effect of discounting cash flows at 10%	(600)	5,624	6	–	–	–	–	5,030
Standardised measure of discounted future net cash flows	220	6,611	191	–	–	–	–	7,022

2024 – Shell subsidiaries

$ million

					North America			
	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total
Future cash inflows	37,955	123,846	55,232	28,879	32,916	48,952	102,670	430,450
Future production costs	11,866	29,048	24,991	10,232	12,472	19,831	46,858	155,298
Future development costs	6,522	13,124	8,866	5,971	9,953	4,905	18,146	67,487
Future tax expenses	16,295	35,843	3,306	6,345	1,710	5,492	10,910	79,901
Future net cash flows	3,272	45,831	18,069	6,331	8,781	18,724	26,756	127,764
Effect of discounting cash flows at 10%	703	19,582	6,456	2,793	1,386	13,675	11,592	56,187
Standardised measure of discounted future net cash flows	2,569	26,249	11,613	3,538	7,395	5,049	15,164	71,577
Non-controlling interest included	–	–	–	–	–	2,525	–	2,525

316 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

2024 – Shell share of joint ventures and associates

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Future cash inflows	1,068	68,554	2,542	–	–	–	–	72,164
Future production costs	571	26,367	1,697	–	–	–	–	28,635
Future development costs	608	8,260	491	–	–	–	–	9,359
Future tax expenses	132	23,786	–	–	–	–	–	23,918
Future net cash flows	(243)	10,141	354	–	–	–	–	10,252
Effect of discounting cash flows at 10%	(151)	5,338	81	–	–	–	–	5,268
Standardised measure of discounted future net cash flows	(92)	4,803	273	–	–	–	–	4,984

2023 – Shell subsidiaries

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Future cash inflows	47,840	130,018	61,283	25,740	34,456	54,604	96,804	450,745
Future production costs	13,367	29,098	28,065	10,844	14,506	23,944	43,320	163,144
Future development costs	6,013	13,744	8,902	3,446	8,771	6,633	15,862	63,371
Future tax expenses	23,310	37,566	3,562	6,805	1,561	5,485	11,674	89,963
Future net cash flows	5,150	49,610	20,754	4,645	9,618	18,542	25,948	134,267
Effect of discounting cash flows at 10%	1,351	21,769	7,594	1,392	1,644	13,453	9,320	56,523
Standardised measure of discounted future net cash flows	3,799	27,841	13,160	3,253	7,974	5,089	16,628	77,744
Non-controlling interest included	–	–	–	–	–	2,544	–	2,544

2023 – Shell share of joint ventures and associates

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Future cash inflows	1,885	71,003	1,478	–	–	–	–	74,366
Future production costs	792	27,725	1,136	–	–	–	–	29,653
Future development costs	601	8,267	155	–	–	–	–	9,023
Future tax expenses	386	24,495	–	–	–	–	–	24,881
Future net cash flows	106	10,516	187	–	–	–	–	10,809
Effect of discounting cash flows at 10%	(83)	6,539	(59)	–	–	–	–	6,397
Standardised measure of discounted future net cash flows	189	3,977	246	–	–	–	–	4,412

317 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Change in standardised measure of discounted future net cash flows relating to proved reserves

2025

$ million

	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	71,577	4,984	76,561
Net changes in prices and production costs	(13,808)	(2,503)	(16,311)
Revisions of previous reserves estimates	12,682	1,273	13,955
Extensions, discoveries and improved recovery	4,693	28	4,721
Purchases and sales of minerals in place	(17,342)	2,145	(15,197)
Development cost related to future production	(3,912)	(343)	(4,255)
Sales and transfers of oil and gas, net of production costs	(35,815)	(2,630)	(38,445)
Development cost incurred during the year	11,479	1,370	12,849
Accretion of discount	10,888	1,258	12,146
Net change in income tax	12,900	1,440	14,340
At December 31	53,342	7,022	60,364

2024

$ million

	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	77,744	4,412	82,156
Net changes in prices and production costs	(6,032)	813	(5,219)
Revisions of previous reserves estimates	16,196	2,180	18,376
Extensions, discoveries and improved recovery	6,559	277	6,836
Purchases and sales of minerals in place	475	0	475
Development cost related to future production	(12,193)	(668)	(12,861)
Sales and transfers of oil and gas, net of production costs	(40,034)	(3,767)	(43,801)
Development cost incurred during the year	11,298	1,260	12,558
Accretion of discount	11,892	1,144	13,036
Net change in income tax	5,672	(667)	5,005
At December 31	71,577	4,984	76,561

2023

$ million

	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	111,667	7,196	118,863
Net changes in prices and production costs	(57,249)	(8,991)	(66,240)
Revisions of previous reserves estimates	17,624	(1,507)	16,117
Extensions, discoveries and improved recovery	5,007	60	5,067
Purchases and sales of minerals in place	(4,039)	3,365	(674)
Development cost related to future production	(8,339)	(2,011)	(10,350)
Sales and transfers of oil and gas, net of production costs	(41,345)	(1,976)	(43,321)
Development cost incurred during the year	9,797	1,337	11,134
Accretion of discount	17,482	1,855	19,337
Net change in income tax	27,139	5,084	32,223
At December 31	77,744	4,412	82,156

318 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Oil and gas exploration and production activities capitalised costs

The aggregate amount of property, plant and equipment and intangible assets, excluding goodwill, relating to oil and gas exploration and production activities, and the aggregate amount of the related depreciation, depletion and amortisation at December 31, are shown in the tables below. Furthermore, long-lived assets that are classified as held for sale are presented separately in the balance sheet and are not included in the capitalised costs for oil and gas producing activities.

Shell subsidiaries

$ million

	2025	2024
Cost		
Proved properties [A]	251,062	247,001
Unproved properties	6,630	7,214
Support equipment and facilities	10,982	12,164
	268,674	266,379
Depreciation, depletion and amortisation		
Proved properties [A]	165,610	159,802
Unproved properties	2,649	3,106
Support equipment and facilities	7,021	7,658
	175,280	170,566
Net capitalised costs	93,394	95,813

[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.

Shell share of joint ventures and associates

$ million

	2025	2024
Cost		
Proved properties [A] [B]	55,874	50,270
Unproved properties [B]	2,723	1,309
Support equipment and facilities	5,201	4,752
	63,798	56,331
Depreciation, depletion and amortisation		
Proved properties [A]	40,272	38,068
Unproved properties	452	452
Support equipment and facilities	3,426	3,213
	44,150	41,733
Net capitalised costs	19,648	14,598

[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.
[B] Includes costs incurred on acquisition by Adura Energy Limited.

Oil and gas exploration and production activities costs incurred

Costs incurred during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the tables below. Development costs include capitalised asset decommissioning and restoration costs (including increases or decreases arising from changes to cost estimates or to the discount rate applied to the obligations) and exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

Shell subsidiaries

2025

$ million

	Europe	Asia	Oceania	Africa	North America		South America	Total
					USA	Other [A]		
Acquisition of properties								
Proved	2	–	–	160	–	–	–	162
Unproved	1	–	–	1	28	2	19	51
Exploration	196	181	41	175	619	48	438	1,698
Development	1,471	1,265	2,294	1,282	4,139	368	3,303	14,122

[A] Comprises Canada, Mexico and Barbados.

319 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

2024

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Other [A]	South America	Total
Acquisition of properties								
Proved	1	–	–	1	–	–	–	2
Unproved	–	–	–	9	68	1	19	97
Exploration	264	187	91	398	499	85	342	1,866
Development	1,728	1,812	1,904	1,002	4,302	402	2,568	13,718

[A] Comprises Canada, Mexico and Barbados.

2023

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Other [A]	South America	Total
Acquisition of properties								
Proved	1	–	–	–	3	–	–	4
Unproved	–	–	–	(6)	18	34	45	91
Exploration	352	201	62	536	1,159	293	365	2,968
Development	1,431	1,701	1,039	353	3,265	309	1,982	10,080

[A] Comprises Canada and Mexico.

Shell share of joint ventures and associates

Joint ventures and associates did not incur costs in the acquisition of oil and gas properties in 2025, 2024, and 2023.

2025

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Other	South America	Total
Acquisition of properties								
Proved	2,449 [A]	–	–	–	–	–	–	2,449
Unproved	1,370 [A]	–	–	–	–	–	–	1,370
Exploration	–	25	17	–	–	–	–	42
Development	66	2,311	198	–	–	–	–	2,575

[A] Includes costs incurred on acquisition by Adura Energy Limited.

2024

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Other	South America	Total
Exploration	–	43	10	–	–	–	–	53
Development	34	2,746	96	–	–	–	–	2,876

2023

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Other	South America	Total
Exploration	–	65	5	–	–	–	–	70
Development	2	2,809	189	–	–	–	–	3,000

320 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Oil and gas exploration and production activities earnings

The earnings disclosed in this "extractive activities" section are only a subset of Shell's total earnings and as a result are not suitable for modelling Shell's integrated businesses, for which we refer to the full segment earnings and descriptions of Integrated Gas, Upstream and Chemicals and Products. These are available on pages 28, 35 and 57 respectively. The earnings disclosed in this "extractive activities" section are not adjusted for items such as impairment charges, restructuring charges and charges for onerous contract provisions. Full segment information to the Consolidated Financial Statements is available on pages 259-267.

The results of operations for oil and gas producing activities are shown in the tables below. Taxes other than income tax include royalties in cash to governments, without option to pay in kind outside the USA and Canada.

Shell subsidiaries

2025

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Other [A]	South America	Total
Revenue								
Third parties	965	2,873	448	958	142	916	1,595	7,897
Sales between businesses	6,430	10,511	6,021	1,649	7,815	1,626	9,458	43,510
Total	7,395	13,384	6,469	2,607	7,957	2,542	11,053	51,407
Production costs excluding taxes	1,438	1,889	1,067	444	1,208	552	1,749	8,347
Taxes other than income tax	75	125	298	58	–	–	2,567	3,123
Exploration	164	201	13	159	401	3	195	1,136
Depreciation, depletion and amortisation	549	1,697	2,427	468	4,259	254	4,007	13,661
Other costs/(income)	(1,162)	1,460	195	291	205	1,665	1,276	3,930
Earnings before taxation	6,331	8,012	2,469	1,187	1,884	68	1,259	21,210
Taxation charge/(credit)	3,521	4,869	866	358	387	58	274	10,333
Earnings after taxation	2,810	3,143	1,603	829	1,497	10	985	10,877

[A] Comprises Canada, Mexico and Barbados.

2024

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Other [A]	South America	Total
Revenue								
Third parties	1,263	3,166	591	1,535	181	1,322	1,963	10,021
Sales between businesses	6,663	11,905	7,596	2,667	8,261	1,907	10,093	49,092
Total	7,926	15,071	8,187	4,202	8,442	3,229	12,056	59,113
Production costs excluding taxes	1,389	1,878	1,097	817	1,269	565	1,488	8,503
Taxes other than income tax	82	176	405	332	–	–	2,911	3,906
Exploration	707	152	13	503	533	34	469	2,411
Depreciation, depletion and amortisation	1,249	1,551	2,309	831	4,371	347	3,930	14,588
Other costs/(income)	2,302	1,583	303	(33)	541	2,126	1,400	8,222
Earnings before taxation	2,197	9,731	4,060	1,752	1,728	157	1,858	21,483
Taxation charge/(credit)	2,119	5,920	1,145	1,280	345	56	507	11,372
Earnings after taxation	78	3,811	2,915	472	1,383	101	1,351	10,111

[A] Comprises Canada, Mexico and Barbados.

321 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

2023

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Other [A]	South America	Total
Revenue								
Third parties	1,328	2,967	754	1,431	123	827	1,934	9,364
Sales between businesses	7,452	11,717	7,113	2,344	8,711	2,382	10,663	50,382
Total	8,780	14,684	7,867	3,775	8,834	3,209	12,597	59,746
Production costs excluding taxes	1,655	1,827	1,181	659	1,259	677	1,514	8,772
Taxes other than income tax	102	165	412	284	–	–	3,307	4,270
Exploration	146	256	13	317	446	336	236	1,750
Depreciation, depletion and amortisation	1,687	1,324	2,760	1,471	4,330	1,094	4,100	16,766
Other costs/(income)	1,846	1,350	118	(32)	886	1,595	1,774	7,537
Earnings before taxation	3,344	9,762	3,383	1,076	1,913	(493)	1,666	20,651
Taxation charge/(credit)	2,362	5,544	976	343	330	(13)	1,088	10,630
Earnings after taxation	982	4,218	2,407	733	1,583	(480)	578	10,021

[A] Comprises Canada, Mexico and Barbados.

Shell share of joint ventures and associates

2025

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Third-party revenue	214	3,538	265	–	–	–	–	4,017
Total	214	3,538	265	–	–	–	–	4,017
Production costs excluding taxes	171	558	105	–	–	–	–	834
Taxes other than income tax	2	716	22	–	–	–	–	740
Exploration	1	19	–	–	–	–	–	20
Depreciation, depletion and amortisation	46	726	64	–	–	–	–	836
Other costs/(income)	200	(21)	25	–	–	–	4	208
Earnings before taxation	(206)	1,540	49	–	–	–	(4)	1,379
Taxation charge	(135)	715	–	–	–	–	1	581
Earnings after taxation	(71)	825	49	–	–	–	(5)	798

2024

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Third-party revenue	1,607	3,849	313	–	–	–	–	5,769
Total	1,607	3,849	313	–	–	–	–	5,769
Production costs excluding taxes	200	625	132	–	–	–	–	957
Taxes other than income tax	3	876	22	–	–	–	–	901
Exploration	2	23	–	–	–	–	–	25
Depreciation, depletion and amortisation	51	630	59	–	–	–	1	741
Other costs/(income)	102	77	(20)	–	–	–	(1)	158
Earnings before taxation	1,249	1,618	120	–	–	–	–	2,987
Taxation charge	630	751	–	–	–	–	–	1,381
Earnings after taxation	619	867	120	–	–	–	–	1,606

322 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

2023

$ million

	Europe	Asia	Oceania	Africa	North America USA	North America Canada	South America	Total
Third-party revenue	433	3,801	239	–	–	–	52	4,525
Total	433	3,801	239	–	–	–	52	4,525
Production costs excluding taxes	255	634	109	–	–	–	7	1,005
Taxes other than income tax	26	872	17	–	–	–	7	922
Exploration	–	9	–	–	–	–	–	9
Depreciation, depletion and amortisation	105	501	45	–	–	–	29	680
Other costs/(income)	(2)	29	17	–	(7)	–	(10)	27
Earnings before taxation	49	1,756	51	–	7	–	19	1,882
Taxation charge	25	868	–	–	2	–	(20)	875
Earnings after taxation	24	888	51	–	5	–	39	1,007

Acreage and wells

The tables below reflect acreage and wells of Shell subsidiaries, joint ventures and associates. The term "gross" refers to the total activity in which Shell subsidiaries, joint ventures and associates have an interest. The term "net" refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of joint ventures and associates' fractional interests. Data below are rounded to the nearest whole number.

Oil and gas acreage (at December 31)

Thousand Acres

	2025				2024				2023			
	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	5,063	1,666	6,171	3,308	5,919 [B]	1,916 [B]	5,670 [B]	3,107 [B]	5,913	1,854	4,230	2,105
Asia	20,676	7,368	31,843	16,412	20,672 [C]	7,367 [C]	32,001 [C]	16,443 [C]	20,662 [C]	7,362 [C]	34,774 [C]	18,513 [C]
Oceania	2,425	900	7,241	4,027	2,394	885	7,492	4,262	2,381	879	7,618	4,337
Africa	936	512	50,468	23,758	3,086	1,141	51,735	24,210	3,086	1,141	57,376	28,471
North America - USA	444	280	1,383	1,060	427	264	1,650	1,264	388	242	1,984	1,318
North America - Mexico	–	–	4,870	3,067	–	–	4,870	3,067	–	–	5,406	3,335
North America - Canada	317	203	995	595	390	217	1,150	649	385	213	1,147	646
South America	1,686	766	33,123	19,738	1,687	767	37,825	22,532	1,678	761	31,164	20,183
Total	31,547	11,695	136,094 [A]	71,965 [A]	34,575 [D]	12,557 [D]	142,393 [D]	75,534 [D]	34,493 [D]	12,452 [D]	143,699 [D]	78,908 [D]

[A] Out of 136,094 thousand acres gross (71,965 net) undeveloped acreage, 15,172 thousand acres gross (8469 net) has expired and is in the process of being relinquished.
[B] Developed: Revised from 5,916 gross (1,915 net); Undeveloped: Revised from 5,578 gross (3,075 net).
[C] For 2024: Developed - Revised from 20,664 gross (7,365 net); Undeveloped - Revised from 32,009 gross (16,445 net).
For 2023: Developed - Revised from 20,654 gross (7,360 net); Undeveloped - Revised from 34,782 gross (18,515 net).
[D] For 2024: Developed - Revised from 34,564 gross (12,554 net); Undeveloped - Revised from 142,309 gross (75,504 net).
For 2023: Developed - Revised from 34,485 gross (12,450 net); Undeveloped - Revised from 143,707 gross (78,910 net).

323 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Number of productive wells [A] (at December 31)

	2025				2024				2023			
	Oil		Gas		Oil		Gas		Oil		Gas	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	759	174	641	212	691 [B]	186 [B]	800 [B]	254 [B]	754	201	930	295
Asia	9,571	3,311	393	247	9,082 [C]	3,143 [C]	373 [C]	238 [C]	8,536	2,959	374	238
Oceania	–	–	4,058	2,393	–	–	3,776	2,240	–	–	3,579	2,127
Africa	48	27	39	18	324	107	92	36	328	108	83	33
North America – USA	195	126	21	14	177 [D]	106 [D]	21	15	172	108	23	16
North America – Canada	–	–	575	509	–	–	579	512	–	–	545	472
South America	498	228	75	46	418	204	69	44	345	170	63	39
Total	11,071	3,866	5,802	3,439	10,692 [E]	3,746 [E]	5,710 [E]	3,339 [E]	10,135	3,546	5,597	3,220

[A] The number of productive wells with multiple completions at December 31, 2025: 204 Gross (95 Net); December 31, 2024: 313 Gross (125 Net); December 31, 2023: 346 Gross (142 Net).
[B] Oil: Revised from 693 gross (187 net), Gas: Revised from 801 gross (255 net).
[C] Oil: Revised from 9,160 gross (3,169 net), Gas: Revised from 369 gross (236 net).
[D] Oil: Revised from 178 gross (107 net).
[E] Oil: Revised from 10,773 gross (3,774 net), Gas: Revised from 5,707 gross (3,338 net).

Number of net productive wells and dry holes drilled [A]

	2025		2024		2023	
	Productive	Dry	Productive	Dry	Productive	Dry
Exploratory						
Europe	1	2	–	4	–	1
Asia	4	4	14	11	1	4
Oceania	5	0	4	–	24	–
Africa	1	–	3	4	–	2
North America - USA	–	1	1	1	2	5
North America - Canada	–	–	2	1	3	–
South America	12	1	8	2	10	–
Total	23	8	32	23	40	12
Development						
Europe	2	1	3	–	2	–
Asia	265	–	263 [B]	–	255	3
Oceania	90	–	102	1	166	25
Africa	2	–	2	–	2	–
North America - USA	14	1	5	1	12	–
North America - Canada	25	–	39	2	10	1
South America	18	–	24	–	20	–
Total	416	2	438 [C]	4	467	29

[A] Productive wells are wells with proved reserves allocated. Wells in the process of drilling are excluded and presented separately below.
[B] Revised from 262 net wells.
[C] Revised from 437 net wells.

324 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Number of wells in the process of exploratory drilling [A]

2025

	At January 1		Wells in the process of drilling at January 1 and allocated proved reserves during the year		Wells in the process of drilling at January 1 and determined as dry during the year		New wells in the process of drilling at December 31		At December 31	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	12 [B]	6 [B]	(2)	(1)	(1)	(2)	1	–	10	3
Asia	32	13	(9)	(4)	(6)	(2)	1	1	18	8
Oceania	28 [C]	12	(4)	(2)	–	–	51	12	75	22
Africa	15	9	(1)	(1)	–	–	1	–	15	8
North America - USA	5	4 [D]	–	–	(1)	(1)	3	2	7	5
North America - Canada	6	6	–	–	–	–	–	–	6	6
South America	45	20	(30)	(12)	(1)	(1)	11	4	25	11
Total	143 [E]	70 [E]	(46)	(20)	(9)	(6)	68	19	156	63

[A] Wells in the process of exploratory drilling includes wells pending further evaluation.
[B] Revised from 11 gross (5 net).
[C] Revised from 27 gross.
[D] Revised from 3 net.
[E] Revised from 141 gross (68 net).

Number of wells in the process of development drilling

2025

	At January 1		At December 31	
	Gross	Net	Gross	Net
Europe	9	6	10	3
Asia	141	14	144	17
Oceania	89 [A]	45 [A]	186	116
Africa	4	1	–	–
North America - USA	14 [B]	8 [B]	18	10
North America - Canada	7	7	12	12
South America	25 [C]	8 [C]	20	5
Total	289	89	390	163

[A] Revised from 80 gross (41 net) wells.
[B] Revised from 16 gross (9 net) wells.
[C] Revised from 32 gross (11 net) wells.

In addition to the present activities mentioned above, the following recovery methods are operational in the following countries: water flooding (Brazil (including water alternating gas), Brunei, Malaysia, Nigeria, Oman, the UK and the USA); gas injection (Brazil, Brunei, Kazakhstan, Malaysia, Nigeria and Oman); steam injection (the Netherlands and Oman), and polymer flooding (Oman).

325 Shell Annual Report and Accounts 2025

Parent Company Financial Statements 327 Statement of Income 327 Statement of Comprehensive Income 327 Balance Sheet 328 Statement of Changes in Equity 328 Statement of Cash Flows 329 Notes to the Parent Company Financial Statements 329 Note 1 Basis of preparation 329 Note 2 Material accounting policies, judgements and estimates 330 Note 3 Changes to IFRS not yet adopted 330 Note 4 Interest and other income 330 Note 5 Interest and other expenses 330 Note 6 Investments in subsidiaries 330 Note 7 Accounts receivable 331 Note 8 Accounts payable and accrued liabilities 331 Note 9 Taxation 331 Note 10 Financial instruments 332 Note 11 Share capital 333 Note 12 Other reserves 333 Note 13 Dividends 333 Note 14 Legal proceedings and other contingencies 333 Note 15 Directors and Senior Management 333 Note 16 Related parties 334 Note 17 Auditor's remuneration 334 Note 18 Post-balance sheet events Financial Statements and Supplements 326 Shell Annual Report and Accounts 2025

Statement of Income for the year ended December 31, 2025 $ million Notes 2025 2024 Dividend income 23,999 18,499 Interest and other income 4 276 322 Administrative expenses (401) (329) Interest and other expenses 5 (13) — Income before taxation 23,861 18,492 Taxation credit 9 26 1 Income for the period 23,887 18,493 Statement of Comprehensive Income for the year ended December 31, 2025 $ million 2025 2024 Income for the period 23,887 18,493 Comprehensive income for the period 23,887 18,493 Balance Sheet as at December 31, 2025 $ million Notes Dec 31, 2025 Dec 31, 2024 Assets Non-current assets Investments in subsidiaries 6 257,503 257,697 Deferred tax asset 4 4 257,507 257,701 Current assets Accounts receivable 7 9,536 7,340 Tax receivables 25 6 Cash and cash equivalents — — 9,561 7,346 Total assets 267,068 265,047 Liabilities Current liabilities Accounts payable and accrued liabilities 8 1,627 1,351 Total liabilities 1,627 1,351 Equity Share capital 11 477 510 Other reserves 12 236,047 236,072 Retained earnings 28,917 27,114 Total equity 265,441 263,696 Total liabilities and equity 267,068 265,047 Signed on behalf of the Board /s/ Sinead Gorman Sinead Gorman Chief Financial Officer March 11, 2026 Financial Statements and Supplements | Parent Company Financial Statements continued 327 Shell Annual Report and Accounts 2025

Statement of Changes in Equity for the year ended December 31, 2025 $ million Notes Share capital Other reserves Retained earnings Total equity At January 1, 2025 510 236,072 27,114 263,696 Comprehensive income for the period — — 23,887 23,887 Dividends 13 — — (8,472) (8,472) Repurchases of shares 11 (33) 33 (14,070) (14,070) Share-based compensation 12 — (58) 458 400 At December 31, 2025 477 236,047 28,917 265,441 At January 1, 2024 544 235,929 31,022 267,495 Comprehensive income for the period — — 18,493 18,493 Dividends 13 — — (8,668) (8,668) Repurchases of shares 11 (34) 34 (14,057) (14,057) Share-based compensation 12 — 109 324 433 At December 31, 2024 510 236,072 27,114 263,696 Statement of Cash Flows for the year ended December 31, 2025 $ million Notes 2025 2024 Income before taxation for the period 23,861 18,492 Adjustment for: Dividend income (23,999) (18,499) Interest income 4 (276) (320) Share-based compensation 12 11 Decrease/(increase) in net working capital 77 (659) Cash flow from operating activities (325) (975) Dividends received 23,999 18,499 (Increase)/decrease in deposits with subsidiary undertakings 16 (2,195) 4,293 Interest received 276 320 Share-based compensation 596 429 Cash flow from investing activities 22,676 23,541 Cash dividends paid 13 (8,472) (8,668) Shares repurchased (13,879) (13,898) Cash flow from financing activities (22,351) (22,566) Change in cash and cash equivalents — — Cash and cash equivalents at beginning of the year — — Cash and cash equivalents at end of the year — — Financial Statements and Supplements | Parent Company Financial Statements continued 328 Shell Annual Report and Accounts 2025

Notes to the Parent Company Financial Statements 1. Basis of preparation The Financial Statements of Shell plc (the "Company") have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the UK Companies Act 2006 as applicable to companies reporting under those standards. As applied to Shell, there are no material differences from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); therefore, the Financial Statements have been prepared in accordance with IFRS as issued by the IASB. As described in the material accounting policies in Note 2, the Financial Statements have been prepared under the historical cost convention, except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods. The Financial Statements have been prepared on the going concern basis of accounting, as set out in Note 1 to the Consolidated Financial Statements (see page 234). The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. Actual results may differ from those estimates. The financial results of the Company are included in the Consolidated Financial Statements on pages 229-306. The financial results of the Company incorporate the results of the Royal Dutch Shell Dividend Access Trust (the "Trust"). The Company's principal activity is being the parent company for Shell, as described in Note 1 to the Consolidated Financial Statements (see page 234). 2. Material accounting policies, judgements and estimates The Company's accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements on pages 234-244. The following are Company-specific policies. Presentation and functional currency The Company's presentation and functional currency is US dollars (dollars). Investments Investments in subsidiaries are stated at cost, net of any impairment. Investments are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts for those investments may not be recoverable. For the purposes of determining whether impairment of investments in subsidiaries has occurred, and the extent of any impairment loss or its reversal, management performs an assessment of value in use or fair value less costs of disposal. Management's conclusion may be determined by using one or both of these methodologies as appropriate. For key judgements applied in reaching management's conclusion, please see Note 6. The original cost of the Company's investment in Royal Dutch Petroleum Company (Royal Dutch) was based on the fair value of the shares transferred to the Company by the former shareholders of Royal Dutch in exchange for A shares in the Company during the public exchange offer in 2005. The original cost of the Company's investment in The "Shell" Transport and Trading Company p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), was the fair value of the shares held by the former shareholders of The "Shell" Transport and Trading Company p.l.c., transferred in consideration for the issuance of B shares as part of the Scheme of Arrangement in 2005. The Company's investments in Royal Dutch and Shell Transport subsequently became an investment in Shell Petroleum N.V., now Shell Petroleum B.V. (Shell Petroleum); this change had no impact on the cost of investments in subsidiaries. On February 15, 2016, the Company acquired all the voting rights in BG Group plc via the issuance of shares and cash payments of a total fair value of $53,086 million. In September 2016, the Company's shares in BG Group Limited (BG), formerly BG Group plc, were exchanged for an increased investment in Shell Petroleum. This change had no impact on the cost of investments in subsidiaries. On October 16, 2023, the Company contributed its investment in Shell Petroleum to another subsidiary, Shell Group Holding Limited, in exchange for the issuance of 99 shares with a nominal value of $1 issued at a premium of $257,493 million, reflecting the carrying amount of the Company's investment in Shell Petroleum. This transaction had no impact on the cost of investments in subsidiaries. Dividend income Dividends are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Group Holding Limited, in which case income is recognised on the date at which receipt is deemed virtually certain. Share-based compensation plans The fair value of share-based compensation for equity-settled plans granted to employees of subsidiaries under the Company's plans is recognised as an investment in subsidiaries from the date of grant over the vesting period with a corresponding increase in equity. In the year of vesting of a plan, the costs for the actual deliveries are charged to the relevant employing subsidiaries. This is recognised as a realisation of the investment originally recognised. If the actual vesting costs are higher than the cumulatively recognised share-based compensation charge, the difference is recognised in income. See Note 28 to the Consolidated Financial Statements on pages 299-300 for information on the Company's principal share-based compensation plan. Financial Statements and Supplements 329 Shell Annual Report and Accounts 2025

2. Material accounting policies, judgements and estimates continued Taxation The Company is tax-resident in the UK (see Note 9). 3. Changes to IFRS not yet adopted IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18") IFRS 18 was issued in April 2024 and will replace IAS 1 Presentation of Financial Statements. IFRS 18 will be effective from reporting periods beginning on or after January 1, 2027. This standard sets out requirements for the presentation and disclosure of information in financial statements, particularly the Statement of Income. From Shell's initial impact assessment of IFRS 18, it is expected that the implementation will have very limited impact on the Company financial statements. 4. Interest and other income $ million 2025 2024 Interest and other income: Interest income 276 320 Foreign exchange gains — 2 Total 276 322 5. Interest and other expenses $ million 2025 2024 Interest and other expenses: Foreign exchange Loss 13 — Total 13 — 6. Investments in subsidiaries $ million 2025 2024 At January 1 257,697 257,694 Share-based compensation 785 739 Recovery of vested share-based compensation (979) (736) At December 31 257,503 257,697 As at December 31, 2025, the market capitalisation of the Company and its subsidiaries (collectively referred to as the "Group") was less than the Company's carrying value of its investment in the Group. Management has therefore performed an impairment test to determine whether recoverable amount exceeded the cost of investment recognised. Recoverable amount was assessed by reference to fair value less costs of disposal. This was calculated by comparing the cost of investment with the Group's market capitalisation, adjusted to reflect a control premium. The control premium is considered a source of estimation uncertainty and is determined, along with the costs of disposal, with reference to available data from market transactions in comparable industries, conducted at arm's length for similar assets. This resulted in a recoverable amount exceeding the cost of investment recognised and is consistent with management's expectation of the future recoverability of the Company's investment in the Group. The recoverability of the Company's investment in the Group may be influenced by the risk factors of the Group, including commodity prices, market supply and demand, expected production volumes and developments related to climate change and the energy transition (see Note 4 to the Consolidated Financial Statements on pages 244-255). 7. Accounts receivable $ million Dec 31, 2025 Dec 31, 2024 Amounts due from subsidiaries (see Note 16) 9,531 7,335 Other receivables 5 5 Total 9,536 7,340 Financial Statements and Supplements | Notes to the Parent Company Financial Statements continued 330 Shell Annual Report and Accounts 2025

8. Accounts payable and accrued liabilities $ million Dec 31, 2025 Dec 31, 2024 Amounts due to subsidiaries (see Note 16) 322 239 Accruals and other liabilities 1,292 1,101 Unclaimed dividends 13 11 Total 1,627 1,351 Accruals and other liabilities at December 31, 2025, principally comprise commitments for share repurchases undertaken on the Company's behalf under irrevocable, non-discretionary arrangements of $1,251 million (2024: $1,061 million). 9. Taxation Reconciliation of applicable tax charge at statutory tax rate to taxation charge $ million 2025 2024 Income before taxation 23,861 18,492 Applicable tax charge at the statutory tax rate of 25% (2024: 25%) 5,965 4,623 Tax effects of: Income not subject to tax at statutory rates (5,999) (4,625) Expenses not deductible for tax purposes 1 — Adjustments in respect of prior periods 7 (2) Taxes booked against Pillar Two liabilities — 3 Taxation (credit)/charge (26) (1) The UK corporate income tax rate applicable for the year ended December 31, 2025, is 25%. Deferred taxes on the Balance Sheet have been measured at 25%, which represents the future corporate income tax rate that was enacted at the balance sheet date. On June 20, 2023, the UK substantively enacted Pillar Two Model Rules, effective as from January 1, 2024. The Pillar Two rules are designed to ensure large multinational enterprises (meeting certain conditions) pay a minimum level of tax on the income arising in each jurisdiction where they operate. Shell has applied the exception, as set out in the amendments to IAS 12 Income Taxes, to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. 10. Financial instruments Financial assets and liabilities measured at amortised cost in the Company's Balance Sheet comprise amounts due from subsidiaries (see Note 16) and certain amounts reported within accounts payable and accrued liabilities (see Note 8). The fair value of financial assets and liabilities measured at amortised cost at December 31, 2025, and December 31, 2024, approximates their carrying amount. Information on financial risk management is presented in Note 26 to the Consolidated Financial Statements (see pages 290-294). Foreign currency derivatives are used by the Company to manage foreign exchange risk, which arises when certain transactions are denominated in a currency that is not the Company's functional currency. No derivative financial instruments were held at December 31, 2025, or December 31, 2024. Financial Statements and Supplements | Notes to the Parent Company Financial Statements continued 331 Shell Annual Report and Accounts 2025

11. Share capital Issued and fully paid ordinary shares of €0.07 each Number of shares Nominal value $ million Ordinary shares Ordinary shares At January 1, 2025 6,115,031,158 510 Repurchases of shares (396,394,760) (33) At December 31, 2025 5,718,636,398 477 At January 1, 2024 6,524,109,049 544 Repurchases of shares (409,077,891) (34) At December 31, 2024 6,115,031,158 510 At the Company's Annual General Meeting (AGM) on May 20, 2025, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of approximately €140 million (representing approximately 2,007 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2026, and the end of the AGM to be held in 2026, unless previously renewed, revoked or varied by the Company in a general meeting. At the May 20, 2025 AGM, shareholders granted the Company the authority to repurchase (i) up to 602.1 million ordinary shares "on-market" (excluding any treasury shares), less the number of ordinary shares purchased or committed to be purchased under the buyback contracts ("off-market"), made under the authority in (ii); and (ii) up to 602.1 million ordinary shares off-market, less any on-market purchases made under the authority in (i). In the case of both on-market and off-market purchases of the ordinary shares, the minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07 and the maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. The authorities for both on-market and off-market purchases of the ordinary shares will expire at the earlier of the close of business on August 19, 2026, and the end of the AGM of the Company to be held in 2026. Ordinary shares purchased by the Company pursuant to these authorities will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. All shares repurchased in 2025 under the Company's share buyback programme were cancelled prior to 31 December 2025 except for repurchases on December 30 and December 31 which were cancelled in January 2026. For information on the number of shares in the Company held by Shell employee share ownership trusts and trust-like entities to meet delivery commitments under employee share plans, see Note 28 to the Consolidated Financial Statements (see page 299-300). Assimilation of A and B shares On January 29, 2022, the Company completed the assimilation of A and B shares into a single class of share, following the change in tax residence to the UK with effect from December 31, 2021. After this date, dividend payments made by the Company with the use of the dividend access mechanism were restricted to the settlement of amounts unclaimed in respect of dividends declared on Class B shares prior to assimilation and any dividends which are unclaimed after six years will revert to Shell Transport and BG once forfeited. At December 31, 2025 unclaimed dividends of £2 million (December 31, 2024: £3 million) remain in respect of dividends declared on Class B shares prior to assimilation. Financial Statements and Supplements | Notes to the Parent Company Financial Statements continued 332 Shell Annual Report and Accounts 2025

Financial Statements and Supplements | Notes to the Parent Company Financial Statements continued

12. Other reserves

$ million

	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Total
At January 1, 2025	234,231	154	270	1,417	236,072
Repurchases of shares	–	–	33	–	33
Share-based compensation	–	–	–	(58)	(58)
At December 31, 2025	234,231	154	303	1,359	236,047
At January 1, 2024	234,231	154	236	1,308	235,929
Repurchases of shares	–	–	34	–	34
Share-based compensation	–	–	–	109	109
At December 31, 2024	234,231	154	270	1,417	236,072

The merger reserve was established as a consequence of the Company becoming the single parent company of Royal Dutch and Shell Transport and represented the difference between the cost of the investment in those companies and the nominal value of shares issued in exchange for those investments as required by the prevailing legislation at that time, section 131 of the Companies Act 1985. On February 15, 2016, the Company acquired all shares in BG Group plc by means of a Scheme of Arrangement under Part 26 of the Act, via the issuance of 218.7 million A shares and 1,305.1 million B shares and cash payments. This resulted in an increase in the merger reserve, representing the difference between the fair value and the nominal value of the shares issued by the Company.

On January 6, 2006, loan notes were converted into 4,827,974 A shares. The difference between the carrying value of the loan notes and the nominal value of the new shares issued was credited to the share premium reserve. The capital redemption reserve was established in connection with repurchases of shares of the Company. The share plan reserve is in respect of equity-settled share-based compensation plans (see Note 28 to the Consolidated Financial Statements) and movement in share-based compensation for the year is the net of the charge to equity and the release as a result of vested awards.

13. Dividends

See Note 30 to the Consolidated Financial Statements (see page 302).

14. Legal proceedings and other contingencies

See Note 32 to the Consolidated Financial Statements (see pages 302-304).

15. Directors and Senior Management

See Note 34 to the Consolidated Financial Statements (see page 305) for the remuneration of Directors of the Company. In 2025, the Company recognised $17 million (2024: $14 million) in administrative expenses for the compensation of Directors and Senior Management.

16. Related parties

Information about the Company's subsidiaries, and whether these are held directly or indirectly, and other related undertakings (all of which are held indirectly), at December 31, 2025, is set out in "Appendix 1: Significant subsidiaries and other related undertakings (audited)".

$ million

	Amounts due from subsidiaries (see Note 7)		Amounts due to subsidiaries (see Note 8)	
	2025	2024	2025	2024
Shell Petroleum B.V.	–	–	123	122
Shell Treasury Centre Limited	9,527	7,332	–	–
The Shell Petroleum Company Limited	–	–	166	103
The Shell Transport and Trading Company Limited	–	1	–	–
Other	4	2	33	14
Total	9,531	7,335	322	239

The amount due from Shell Treasury Centre Limited (STCL) comprises call deposits and overdrafts in dollars, sterling and euros. Interest is calculated using arm's-length benchmark based on externally derived reference rates received by the Group, in line with the updated intragroup current account pricing policy. Net interest income in 2025 from STCL was $276 million (2024: $320 million). During the year, the Company was recharged costs from The Shell Petroleum Company Limited of $379 million (2024: $264 million).

333 Shell Annual Report and Accounts 2025

16. Related parties continued Other transactions and balances The Company periodically enters into forward and spot foreign currency contracts with Treasury companies, which are subsidiaries. There were no open foreign currency contracts at December 31, 2025, or December 31, 2024. The Company settles general and administrative expenses of the Trust, including the auditor's remuneration. The Company has guaranteed contractual payments totalling $22,574 million at December 31, 2025 (December 31, 2024: $31,778 million), and related interest, in respect of listed debt issued by Shell International Finance B.V. The fair value of this guarantee was considered to be immaterial at initial recognition and since the likelihood of default is considered remote no subsequent expected credit losses have been recognised. On January 11, 2023, the Company guaranteed contractual payments totalling $2,081 million at December 31, 2025 (December 31, 2024: $2,825 million), and related interest, in respect of listed debt issued by BG Energy Capital plc, in place of the previous guarantor, BG Energy Holdings Limited. Both entities are subsidiaries of the Company. The fair value of this guarantee was considered to be immaterial at initial recognition and since the likelihood of default is considered remote no subsequent expected credit losses have been recognised. On October 4, 2024, the Company has guaranteed contractual payments totalling $20,094 million at December 31, 2025 (December 31, 2024: $11,443 million), and related interest, in respect of listed debt issued by Shell Finance US inc. This entity is a subsidiary of the Company. The fair value of this guarantee was considered to be immaterial at initial recognition and since the likelihood of default is considered remote no subsequent expected credit losses have been recognised. 17. Auditor's remuneration See Note 35 to the Consolidated Financial Statements (see page 306). 18. Post-balance sheet events On February 5, 2026, Shell announced the commencement of a $3.5 billion share buyback programme covering an aggregate contract term of approximately three months (the "programme"). The purpose of the programme is to reduce the issued share capital of the Company. All shares repurchased as part of the programme will be cancelled. It is intended that, subject to market conditions, the programme will be completed prior to the Company's first quarter 2026 results announcement, scheduled for May 7, 2026. The Company has entered into an arrangement with a single broker consisting of two irrevocable, non-discretionary contracts, to enable the purchase of ordinary shares. Financial Statements and Supplements | Notes to the Parent Company Financial Statements continued 334 Shell Annual Report and Accounts 2025

Sustainability Statements 335 Shell Annual Report and Accounts 2025 336 General disclosures (ESRS 2) 357 Environment 357 Climate change (E1) 370 EU Taxonomy 377 Pollution (E2) 381 Water and marine resources (E3) 383 Biodiversity and ecosystems (E4) 390 Resource use and circular economy (E5) 395 Social 395 Own workforce (S1) 400 Workers in the value chain (S2) 405 Affected communities (S3) 411 Governance 411 Business conduct (G1) 413 Tax and other payments to governments 415 Safety 420 Supplementary data 424 Independent Auditor's Report related to the Sustainability Statements

Sustainability Statements

General disclosures (ESRS 2)

General basis for preparation of Sustainability Statements (BP-1)

In anticipation of the transposition by the Netherlands of the EU Corporate Sustainability Reporting Directive (CSRD) into national law, Shell's Sustainability Statements for the year ended December 31, 2025 are presented on a voluntary basis.

The Sustainability Statements have been prepared in accordance with the requirements of the CSRD and the European Sustainability Reporting Standards (ESRS) and form an integral part of the consolidated management report. [A]

[A] The consolidated management report, as referenced in the CSRD, includes the Strategic Report and Governance sections of the Annual Report and Accounts.

Owing to differences in the timing and nature of the transposition of the CSRD into national law across European Economic Area (EEA) members, there is an absence of uniform practice upon which regulators, professional bodies, preparers and auditors can draw. Differences in the timing of transposition by different jurisdictions, coupled with the lack of a standardised approach to evaluating the Sustainability Statements, may impact comparability between entities.

Section headers in the Sustainability Statements follow the structure of the ESRS. Terms and definitions used in the text are defined by Shell unless explicitly stated otherwise.

The Sustainability Statements are prepared on a consolidated basis. The scope of assets subject to consolidation is consistent with that of the "Consolidated Financial Statements" on pages 229-306. The basis of consolidation specified by the ESRS varies per topic and is not consistent with Shell's historical reporting, which is informed by industry standards and the Greenhouse Gas Protocol (GHG) Corporate Accounting and Reporting Standard.

In line with industry practice, Shell has historically reported sustainability data using the operational control boundary, whereby data are reported on a 100% basis for assets under operational control. This approach reflects the prevalence of joint operations in the oil and gas sector and the common industry practice of designating an operating partner to create and apply operating policies and standards.

For individual environmental and social topics, the ESRS specify an applicable reporting boundary. This includes reporting on a financial control basis (for water and resource use and circular economy), reporting based on relationships (for own workforce, workers in the value chain and affected communities) and reporting based on a combination of operational and financial control in an "ESRS boundary" (for GHG emissions, pollution and biodiversity). Many of these boundaries differ from Shell's historical reporting.

The following table illustrates the key differences between reporting on an operational control or financial control basis and the "ESRS boundary" that applies to the environmental topics mentioned above.

Understanding differences in reporting boundaries [A]

Boundary	Accounting treatment	Operated venture	Non-operated venture
Operational control	Subsidiaries	100%	0%
	Joint operations	100%	0%
	JVs and associates	100%	0%
Financial control	Subsidiaries	100%	100%
	Joint operations	Shell share	Shell share
	JVs and associates	0%	0%
ESRS	Subsidiaries	100%	100%
	Joint operations	100%	Shell share
	JVs and associates	100%	0%

[A] Shell reports Scope 3 emissions using an equity boundary. Under this approach, we report the Shell share of emissions from energy products sold, including those sourced from third parties.

For the E1 Climate change standard, we report in 2025 against all required boundaries, as shown in the table "Scope of consolidation" on the following page. This includes the ESRS boundary applied to GHG emissions that differs from the financial statements, industry standards and the Greenhouse Gas Protocol. For the remaining environmental standards, we report data against an operational control boundary as well as the boundaries required by the ESRS, making use of estimates where actual data from non-operated ventures is unavailable. For social and governance topics we report data in line with the ESRS. Further details are provided below.

Greenhouse gas emissions

The GHG Protocol Corporate Accounting and Reporting Standard, published in 2004, provides global requirements and guidance on how to report emissions through standardised approaches and principles. ESRS E1 Climate change requires consideration of the GHG Protocol when preparing information for reporting GHG emissions. For Scope 1 and 2 emissions, the Greenhouse Gas Protocol recognises three reporting boundaries: operational control (reporting on a 100% basis for assets under operational control), financial control (reporting on a 100% basis for fully consolidated subsidiaries and percentage interest for joint operations) and equity share (reporting according to the ownership share).

The GHG Protocol recognises that in many industries, operational and financial control are the same with the "notable exception being the oil and gas industry". As a result, when oil and gas companies choose to report against a control boundary, the GHG Protocol requires that they make a choice between reporting on the basis of operational control or financial control. Shell has reported GHG emissions against an operational control boundary in prior periods, and again in 2025, because this best reflects our ability to directly control operations by applying our own policies and standards.

The ESRS E1 Climate change standard establishes a fourth boundary that combines the operational control and financial control boundaries. This "ESRS boundary" is intended to present a full span of control from both a financial and operational perspective. In doing so, however, it results in a divergence from the three consolidation methods provided by the GHG Protocol. The ESRS boundary also results in partial double counting of emissions across the industry, as the operator will report 100% of the emissions and partners may report their share of the same emissions.

For GHG emissions, Shell reports against an operational control, equity and ESRS boundary for operated and non-operated ventures.

336 Shell Annual Report and Accounts 2025

Sustainability Statements | ESRS 2 General continued

Other environmental, social and governance data

To report environmental, social and governance data against a financial control or ESRS boundary requires access to data from non-operated ventures. More than half of the ventures in which Shell is a partner are non-operated, with partners comprising both state-owned and international companies. Shell has more than 50 non-operated assets, mainly joint operations not under operational control, that fall within the ESRS boundary. Of these, 85% operate outside the European Economic Area. These ventures are not subject to the CSRD, nor are they contractually obliged under the operator agreement to provide the volume and granularity of data required by the ESRS.

The feasibility of obtaining information from non-operated ventures is additionally impacted by the adoption periods given for ESRS implementation, which do not reflect the lead times necessary to establish reporting protocols and systems with partners. Uncertainty over the scope of future reporting requirements stemming from proposed revisions to the ESRS standards, which are likely to result in further changes to required metrics, definitions and reporting boundaries, compounds this challenge.

For environmental metrics other than GHG emissions contained in the E2–E5 standards, Shell tested data availability with significant non-operated ventures and observed gaps in availability, quality, completeness and timeliness. We have therefore, in accordance with the ESRS, estimated the data for non-operated ventures, covering approximately 60 metrics across more than 50 non-operated ventures. See "Supplementary data for pollution, water, biodiversity and waste, including estimates for non-operated assets" on pages 420-423 for a presentation of this information along with details of the estimation methodologies, limitations and uncertainties.

We continue to explore opportunities to enhance our estimation methodologies where appropriate. In 2025, we assessed different options for estimating data for non-operated ventures, including the use of asset archetypes and alternative estimation proxies. Having considered the advantages and disadvantages of these options, we determined they did not reduce the measurement uncertainty of the estimate. See "Supplementary data for pollution, water, biodiversity and waste, including estimates for non-operated assets" on pages 420-423 for more information.

Shell does not have operational control over how non-operated ventures embed sustainability in their operations. For information, see "Portfolio risks" on pages 126-128. The risk associated with non-operated ventures is managed by appointing Shell representatives whose responsibility is to manage performance, and create and protect value for Shell. These representatives seek to influence operators and other partners to adopt appropriate practices to drive value and to mitigate risk. This includes making regular assessments of how the non-operated venture's standards align with Shell's and seeking to influence closure of any identified gaps.

We continue to engage with peers, joint venture partners, standard setters and others on the topic of reporting boundaries. We advocate a common approach through global and interoperable reporting standards, combined with adequate multi-year transition timelines, to access non-operated venture data through industry-wide collaboration.

Boundaries applied in 2025

For the 2025 Sustainability Statements, Shell applies the consolidation scopes set out below. Further details of how these boundaries are applied and any exceptions for individual topics or subtopics are explained in the topical ESRS.

Scope of consolidation

ESRS	Topic	Boundary required by ESRS	Boundary applied by Shell
E1	Scope 1 and 2 emissions	ESRS boundary	ESRS boundary [A] Equity boundary [B] Operational control [C]
E1	Scope 3 emissions	Undertaking determines	Equity boundary [B]
E2	Pollution	ESRS boundary	Operational control [C] ESRS boundary [A] [D]
E3	Water and marine resources	Financial control	Operational control [C] Financial control [D]
E4	Biodiversity and ecosystems	ESRS boundary	Operational control [C] ESRS boundary [A] [D] [E]
E5	Resource use and circular economy	Financial control	Operational control [C] Financial control [D]
S1	Own workforce	Based on contractual relationships [F]	Based on contractual relationships [F]
S2	Workers in the value chain	Based on contractual relationships [F]	Based on contractual relationships [F]
S3	Affected communities	Based on relationships	Based on relationships
G1	Business conduct	Specified per topic	Specified per topic

[A] ESRS boundary that combines operational and financial control. Data are provided for the consolidated accounting group (the parent and subsidiaries) and jointly controlled operations, plus investees such as associates or joint ventures for which Shell has operational control.
[B] Data are provided in accordance with Shell's share of ownership in the asset or activity.
[C] Data are provided on a 100% basis for companies and joint ventures where we are the operator unless otherwise stated, in line with historical reporting and industry practice.
[D] Data for non-operated ventures in scope of this boundary are estimated.
[E] Sites impacting biodiversity sensitive areas only.
[F] Based on the contractual relationship between Shell as the reporting entity and the workers within the scope of these standards.

Assets and activities that we acquired or divested during 2025 are included only for the period in which we operated or owned them, unless otherwise stated. A similar approach is taken for entities whose accounting treatment changes during the reporting period.

Some EU member states have not yet transposed the CSRD into national law. As of December 31, 2025, none of Shell's subsidiaries included in the scope of consolidation had an individual or consolidated reporting obligation in 2025 pursuant to Articles 19a(9) or 29a(8) of the EU Accounting Directive. Our assessment takes account of EU Directive 2025/794 (the "Stop the clock" directive), which postpones the entry into application of the CSRD for certain companies, including subsidiaries, that have not yet started reporting.

Value chain

For the purposes of our 2025 Sustainability Statements, a simplified version of Shell's value chain is shown below. This classification is used to guide our assessment of material topics and decisions about the content of our disclosures under the ESRS.

We follow the general classification of value chain provided in ESRS, which distinguishes between own operations, upstream value chain and downstream value chain.

337 Shell Annual Report and Accounts 2025

Own operations and value chain Shell's own operations comprise companies, joint operations, joint ventures and associates where we are the operator and exercise operational control and/or where the activities are reported under financial control. Our own operations span activities related to the production of hydrocarbons and power, processing, trading, sales and distribution. Our upstream value chain consists of direct and indirect suppliers of hydrocarbons, power, biomass, and other goods and services that we transform into energy and non-energy products that benefit our customers. Our downstream value chain consists of customers and their use of our sold products. References to "upstream value chain" and "downstream value chain" in the Sustainability Statements have the meaning given above and do not refer to our Upstream business segment or to our Downstream, Renewables and Energy Solutions business. Actors in our value chain are individuals or entities in our upstream or downstream value chain. An actor is considered upstream from Shell when it provides goods or services used in the production of our own products or services. An actor is considered downstream from Shell when it receives products or services from us. Actors in our upstream value chain include direct and indirect suppliers, strategic partners and non-operated ventures, among others. Actors in our downstream value chain include retail consumers, business customers, non-operated ventures and business partners who distribute or market our products. We extend the scope of the Sustainability Statements on a topic-by- topic basis to cover material impacts in Shell's value chain where we have existing data, policies or actions. The most significant value chain topic for Shell is Scope 3 emissions. More than 90% of the total emissions we include within our net carbon intensity (NCI) boundary are indirect emissions associated with third- party products and end-use emissions of energy products we sell. Within the 15 categories of Scope 3 emissions, we assess four categories as significant: Category 1 Purchased goods and services, Category 3 Fuel and energy-related activities, Category 9 Downstream transport and distribution, and Category 11 Emissions from the use of sold products. These categories cover value chain emission impacts for the purchase, transport and use of energy products by the customer. Our policies often have direct or indirect application for actors in our value chain, such as suppliers and non-operated ventures. Our qualitative disclosures indicate how our policies are applied in Shell companies and operated joint ventures, as well as our expectation that non-operated ventures adopt appropriate and acceptable policies to manage their risks. Our qualitative disclosures also cover policies that apply to actors in our upstream value chain, such as the Shell Supplier Principles, our standards for worker welfare and our approach to enhanced value chain due diligence. In 2025, we made efforts to obtain value chain information for selected topics, such as seeking insight from suppliers into potential human rights impacts in our upstream value chain. We use provisions in the ESRS to phase in certain value chain related disclosures. We generally use this phase-in provision when we are still assessing the nature of potential value chain impacts and the associated data needed for reporting, where regulatory requirements are uncertain, or where it is not yet possible to obtain reliable information owing to contractual restrictions or other factors. Use of other exemptions We have not used the option to omit information corresponding to intellectual property, know-how or the results of innovation. We have not used the exemption from disclosure of impending developments or matters in the course of negotiation, as provided for in articles 19a(3) and 29a(3) of the EU Accounting Directive. We have used the option provided by Delegated Regulation EU 2025/1416 (the "Quick fix amendment") to defer certain additional reporting requirements that companies in the first wave of reporting under the CSRD would otherwise have to meet for 2025. This principally includes requirements for additional reporting on the financial effects of environment-related risks and opportunities, as well as additional workforce-related disclosures under the S1 Own workforce standard. Disclosures in relation to specific circumstances (BP-2) Time horizons The time horizons prescribed by the ESRS for reporting on the short, medium and long term differ from those used in Shell for strategy, business planning and risk management purposes. Because of the inherent uncertainty and pervasive risks across our strategy and business model, we monitor sustainability-related impacts, risks and opportunities across the following time horizons: ￮ Short term (up to three years): we develop a detailed Operating Plan to manage performance and expectations on a three-year cycle. The Operating Plan is updated every year and incorporates decarbonisation measures required to meet our short-term targets. ￮ Medium term (generally three to 10 years): we develop an outlook with our continued focus on the customer, the investments and portfolio shifts we believe are required in the medium term to shape Shell's portfolio. ￮ Long term (generally beyond 10 years): the level of uncertainty increases over longer time horizons. Our portfolio and product mix are expected to evolve over time with changing customer demand. For the purposes of our disclosures in the Sustainability Statements, we adjust the time horizons described above to follow the ESRS definition of "short term" as referring to one year from the end of the current reporting period. Owing to the long-term nature of capital investment in our industry, we use the option afforded by the ESRS to specify different periods for the medium and long term. For the purposes of our disclosures in the Sustainability Statements, we therefore define "medium term" as generally between 2 and 10 years and "long term" as generally beyond 10 years. Many of our impacts, risks and opportunities are long term in nature, and therefore we consider the differences between the time horizons for reporting under the ESRS and those used internally for strategy, business planning and risk management to be of limited practical significance. Value chain estimation We may use estimates based on indirect sources for reporting certain quantitative metrics. Where applicable, further information is provided in the notes accompanying the presentation of metrics. Sustainability Statements | ESRS 2 General continued 338 Shell Annual Report and Accounts 2025 Supply chain upstream value chain Own operations Customers downstream value chain

Sustainability Statements | ESRS 2 General continued

Sources of estimation and outcome uncertainty

Certain quantitative metrics disclosed in the Sustainability Statements may be subject to measurement uncertainty. Preparation of environmental, social and governance data requires us to apply judgement or make use of estimates. We make these judgements or estimates based on industry standards, applicable regulatory requirements, established operating practices, subject matter expertise and other information believed to be reasonable under the circumstances. Consequently, there is an inherent uncertainty in our calculations.

Estimates and underlying assumptions are reviewed on an ongoing basis to improve accuracy, with any revisions potentially impacting the reported amounts. Where applicable, information about estimates, judgements and assumptions is provided in the notes accompanying the presentation of metrics.

Topics involving a level of measurement uncertainty where we apply either key estimates or judgements are indicated below, together with the level of potential impact on the reported data.

Estimates and judgements

Page(s)	Key estimates and judgements	Estimate/ judgement	Uncertainty impact
91	Scope 3, Category 1: Purchased goods and services	Estimate	●○○
380	Emissions to air	Estimate	●○○
380	Discharges to water	Estimate	●○○
383	Water consumption	Estimate	●○○
394	Waste	Estimate	●○○
420-423	Pollution, water, biodiversity and waste data for non-operated ventures	Estimate	●●●

●○○ = Low impact ●●○ = Medium impact ●●● = High impact

Shell has established a risk management and internal control framework for sustainability reporting to minimise the risk of reporting errors, including in areas requiring the application of judgement or estimates. See "Risk management and internal controls over sustainability reporting (GOV-5)" on page 341 for information.

Adjustments related to prior reporting periods

When adjustments are identified for a prior reporting period, we provide revised information to the extent practicable, in accordance with ESRS requirements. Materiality is assessed considering both quantitative and qualitative factors. In 2025, we revised 2024 metrics for routine and non-routine flaring (a reclassification between the categories with no change to the total); added one permanent impairment; subtracted one Tier 2 process safety incident; and made a limited number of revisions to metrics for air emissions and water discharges. Revised data is indicated in the relevant table or text where comparative data is provided. Revisions to prior year metrics may occur for various reasons including errors, omissions, reclassifications or items under review being updated following investigation.

Disclosures stemming from other legislation or generally accepted sustainability reporting pronouncements

Shell is subject to sustainability disclosure requirements in multiple jurisdictions, including the European Union and the UK. In some cases, these requirements may overlap with one another, fully or in part. To avoid unnecessary duplication, our disclosures are designed to address these requirements in an integrated manner where possible.

Our disclosures in the Sustainability Statements do not include information stemming from other legislation that is additional to the requirements prescribed by the ESRS. Our disclosures incorporate, by reference, information from outside the Sustainability Statements that addresses an ESRS requirement while also satisfying a similar requirement under the regulations of other jurisdictions.

Incorporation by reference

We have chosen to incorporate some of the disclosures required by the ESRS by reference to other parts of the Annual Report and Accounts. We generally do this to avoid duplication or when the required disclosure is best read in conjunction with these sections.

For details of information incorporated in the Sustainability Statements by reference to other parts of the Annual Report and Accounts, see "Disclosure requirements covered by the Sustainability Statements" on pages 350-354.

The role of the administrative, management and supervisory bodies (GOV-1)

Members of the administrative, management and supervisory bodies consist of the Board of Directors and the Executive Committee (EC) of Shell plc.

The Board consists of 12 members, including two executive members and 10 non-executive members (2024: 12 members, 2 executive members and 10 non-executive members). No members of the Board or EC are representatives of employees or other workers (2024: 0). See "The Board of Shell plc" on pages 143-147 and "Executive Committee" on page 149 for information about the skills and experience of members of the Board and EC.

The Board's gender diversity, calculated as an average ratio of female to male Board members as at December 31, 2025, is 0.7 (2024: 0.7). Women made up 42% of the Board as at December 31, 2025 (2024: 42%). See "Board diversity" on page 148 and "Executive Committee diversity" on page 150 for other aspects of diversity relevant to the Board and EC.

All non-executive Directors are considered by the Board to be independent in character and judgement. The percentage of independent Board members is 83% as at December 31, 2025 (2024: 83%).

Our governance framework is designed to effectively deliver our strategy, which is to deliver more value with less emissions, underpinned by our focus on safety, people and sustainability. The Board is supported by four standing committees: the Sustainability Committee (SUSCO), the Remuneration Committee (REMCO), the Audit and Risk Committee (ARC) and the Nomination and Succession Committee (NOMCO). Sustainability-related matters are considered as appropriate by the Board or the relevant committee.

Three management-level committees with representatives from across Shell also play a critical role in driving sustainability-related elements of our strategy. These include the Strategy and Investment Committee (SIC), the Carbon Reporting Committee (CRC) and the Sustainability Management Committee (SMC).

See "Our approach to sustainability" on pages 104-109 for a description of governance bodies responsible for sustainability, the role of management, procedures for managing sustainability-related impacts, risks and opportunities, and reporting lines and controls.

At Group level, the potential impacts of the energy transition on our business model and strategy are discussed and assessed by the Board and the Executive Committee as part of the annual business planning cycle. This assessment allows us to challenge accepted ways of thinking, identify material risks and opportunities and identify key tensions and trade-offs.

339 Shell Annual Report and Accounts 2025

See "Our approach to sustainability" on pages 104-109 for information about how the Board oversees the delivery of Shell's strategy and monitors performance against longer-term targets. The NOMCO leads the process for appointments to the Board and Senior Management positions (defined as the EC and the Company Secretary), ensures plans are in place for orderly, well-planned succession, and oversees the development of a diverse succession pipeline of candidates. Consideration of skills and experience relevant to sustainability matters is integrated into this process. Members of the Board and EC have access to internal and external expertise on environmental, social and governance matters. Leaders at all levels play an essential role with respect to safety, ethics and compliance, making it clear through their actions and expectations that all business plans and activities must be undertaken in a responsible, safe, ethical and compliant manner. Accountability for ethics and compliance in Shell lies with the Chief Executive Officer and the Executive Committee. The Audit and Risk Committee assists the Board in fulfilling its responsibilities in relation to risk management and internal control, including with respect to ethics and compliance-related matters. At Shell, we are committed to doing business in an ethical and transparent way. Our core values underpin our work with customers, investors, employees, suppliers, communities, civil society and governments. The Shell General Business Principles (SGBP), Code of Conduct, and Legal Group Requirements are designed to help everyone at Shell behave according to our values of honesty, integrity and respect for people. The Chief Ethics and Compliance Officer (CECO) heads Shell's Ethics and Compliance Office and reports to the Chief Legal Officer. The CECO also provides updates to the EC and the ARC. See "The Board of Shell plc" on pages 143-148 and "Executive Committee" on pages 149-150 for information on the expertise of management and the Board. Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies (GOV-2) The Board and EC are informed of and address sustainability matters throughout the year. Sustainability matters are reviewed and considered on an integrated basis alongside other business issues. See "Board oversight of sustainability including climate-related impacts, risks and opportunities" on page 104 and "Processes by which management is informed about sustainability-related issues" on page 107 for information. The Board has primary oversight of the delivery of Shell's strategy and monitors performance against our longer-term business targets. This includes the management of sustainability-related impacts, risks and opportunities. In March 2024, we published our Energy Transition Strategy 2024, as endorsed by the Board, which included our climate- related targets and ambition. At Capital Markets Day in March 2025, we maintained our commitment to deliver more value with less emissions, with no changes to our climate-related targets and ambition. There is no fixed number of times that the Board may meet in one year. During 2025, the Board met ten times (2024: 9 meetings). The Sustainability Committee (SUSCO) met four times in 2025, with sustainability-related matters discussed at each meeting (2024: 4 meetings). The Remuneration Committee (REMCO) met six times during 2025, with sustainability-related matters relevant to remuneration being regularly addressed (2024: 5 meetings). The ARC met seven times with sustainability-related matters regularly addressed (2024: 6 meetings). After each meeting, committee chairs provide updates to the Board. The Board and EC consider sustainability matters on an integrated basis when overseeing strategy, decisions on major investments and risk management. Trade-offs and stakeholder interests are considered as part of this process. See "Supporting governance committees" on page 105 and "Principal decisions and stakeholders" on pages 136-139 for examples of how sustainability matters are integrated into decision-making and risk management processes. See "Board activities" on pages 153-155 for information about the nature of the sustainability matters addressed by the Board in 2025. As part of the annual planning cycle, the Board and EC assess how climate change and GHG emissions may affect the pace of the energy transition, business emission reduction plans and the implications for Shell's portfolio. Integration of sustainability-related performance in incentive schemes (GOV-3) We have established remuneration structures to support us in reducing our operational emissions and to support customers in reducing their emissions. The majority of employees participate in the discretionary annual bonus arrangements, which are based on the Group scorecard. Our annual bonus scorecard and Performance Share Awards (PSA) include "Shell's journey in the energy transition" performance metrics, which are designed to align with Shell's Operating Plan and longer- term strategic ambitions. PSA will be awarded to Executive Directors and around 3,000 other employees across the Group. See "Directors' Remuneration Report" on pages 176-182 for information about remuneration structures linked to sustainability. This section includes details of the plans, including the sustainability-linked measures and targets and metrics used in the performance assessment, the proportion of variable remuneration dependent on sustainability- related performance and the role of the Remuneration Committee in approving and updating the Directors' Remuneration Policy. See "Linking Shell's emissions targets to remuneration" on page 98 for information about how climate-related considerations are factored into remuneration for the Executive Directors. Statement on due diligence (GOV-4) Due diligence is the process by which companies identify, prevent, mitigate and account for how they address the actual and potential negative impacts on the environment and people connected with their business. This process is described in the international instruments of the UN Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises. Sustainability Statements | ESRS 2 General continued 340 Shell Annual Report and Accounts 2025

For a mapping of the content of the Sustainability Statements to the main aspects and steps of the due diligence process, see the table "Mapping of the main aspects and steps of the due diligence process to the Sustainability Statements" below. Mapping of the main aspects and steps of the due diligence process to the Sustainability Statements a) Embedding due diligence in governance, strategy and business model 340, 340, 342, 343, 362, 377, 381, 387, 390, 395, 401, 406, 411, 411, 413, 415 b) Engaging with affected stakeholders in all key steps of the due diligence 340, 343, 347, 397, 403, 407, 411 c) Identifying and assessing adverse impacts 344, 347, 360, 384, 395, 400, 405 d) Taking actions to address those adverse impacts 364, 378, 382, 388, 391, 397, 404, 408, 413, 414, 416 e) Tracking the effectiveness of these efforts and communicating 365, 379, 382, 389, 393, 398, 405, 410, 413, 414, 416 Core elements of due diligence Pages Risk management and internal controls over sustainability reporting (GOV-5) Shell has established a risk management and internal control framework for sustainability reporting in line with the risk management processes set out in the Shell Performance Framework, which provides the overall framework we use to deliver our strategy and sets out how we manage risks in Shell. See "Risk management and risk factors" on pages 125-135 for more information. The scope of these internal controls covers preparation of the Sustainability Statements as well as the underlying data gathering and reporting processes for our environmental, social and governance metrics. Responsibility for these processes is distributed across several internal functions, including Finance, Human Resources, and Safety, Environment and Asset Management (SEAM). We assess the risk of material misstatements based on factors such as the maturity and complexity of the reporting process, the potential for error, the use of judgements and estimates, and the effectiveness of existing controls. Our approach focuses on strengthening data gathering and reporting processes, implementing controls and assessing effectiveness as part of a continuous improvement cycle. The main risks identified and their mitigation strategy and controls are shown below. Sustainability reporting risks, mitigation strategies and controls Risk Mitigation strategies and controls Inaccurate or incomplete disclosure of quantitative metrics Further development of a risk-based reporting control framework for sustainability data. Components include governance, process documentation, risk identification, and design and embedding of controls and assurance activities in reporting processes. Inaccurate or incomplete disclosure of qualitative information Multi-layered review and sign-off of qualitative disclosures by subject matter experts and accountable senior managers. Non-compliance with regulatory requirements due to lack of clarity on regulatory interpretation and/or application of accounting and reporting policies Establishment of a cross-functional team to interpret and apply sustainability accounting and reporting policies on a consistent basis, informed by external engagement with standard-setters and third parties. Inconsistency with other disclosures Use of incorporation by reference with other sections of the Annual Report and Accounts and development of a reporting control framework for disclosures on sustainability matters that occur outside the Annual Report and Accounts. To ensure our risk management and internal control framework is integrated into relevant processes, management committees have been established with representatives of our Finance function and other functional process owners to oversee implementation of the reporting control framework. These include the Carbon Reporting Committee (CRC), which oversees the Carbon Reporting Control Framework, as well as a Sustainability Reporting Decision Review Board that oversees other aspects of sustainability reporting. The Audit and Risk Committee (ARC) reviews and monitors the effectiveness of Shell's risk management and internal control framework. The ARC receives regular reports from management and the external auditor on sustainability reporting, accounting and reporting policies, use of judgements and estimates, and other reporting matters. Internal control practices related to sustainability reporting are being strengthened further. The "Plan-Do-Check-Adjust" approach set out in the Shell Performance Framework has been, and will continue to be, used as our reporting control framework develops. Control incidents and audit findings, both internal and external, are subject to a monitoring and remediation process overseen by senior management and supported by functional experts as required. The findings of sustainability reporting risk assessments and internal controls, including internal and external assurance reviews, are communicated to the ARC and members of the EC as required. The External Reporting Control Committee assists the EC and the ARC in fulfilling their responsibilities in relation to internal control over external reporting as it pertains to financial reporting and environmental, social and governance reporting in the Annual Report and Accounts and quarterly results announcements. External assurance of sustainability information In addition to the statutory audit of the financial statements, limited assurance is performed for the Sustainability Statements by Shell's independent auditor. See "The Independent Auditor's Report related to the Sustainability Statements" on page 424. Sustainability Statements | ESRS 2 General continued 341 Shell Annual Report and Accounts 2025

Sustainability Statements | ESRS 2 General continued

Our sustainability performance data are not subject to additional validation at a Group level by an external body.

Strategy, business model and value chain (SBM-1)

Shell is a global group of energy and petrochemical companies. Our activities include oil and gas exploration and production, and the marketing of fuels, lubricants and chemical products. We also offer low-carbon energy products and solutions.

Our products and customers

Shell's product offerings comprise energy and non-energy products. Energy products include crude oil, natural gas, natural gas liquids, oil products, gas-to-liquids (GTL) products, biofuels and electricity. Non-energy products include chemicals, lubricants, bitumen, sulphur and convenience retail items. We serve commercial, industrial and retail customers.

Our business

Our businesses in 2025 comprised Integrated Gas and Upstream, and Downstream, Renewables and Energy Solutions. See "Our businesses in 2025" on page 8 for an overview of our businesses and reporting segments.

Employees and revenues

Shell employed around 85,000 people as of December 31, 2025, including portfolio companies. We have operations in more than 70 countries. See "Our people" on page 115 for a headcount of employees by geographical area.

Shell is active in the fossil fuel sector and in chemical production. We seek to comply with applicable laws and regulations governing our products and services offered, including products and services banned in certain markets, such as end-use restrictions on chemicals.

Revenues derived from these activities are shown below.

Revenue from fossil fuels and chemicals [A]

		$ million
	2025	2024
Revenue from fossil fuel activities	206,663	220,411
Oil-related activities [B]	150,371	170,179
Gas-related activities [C]	56,292	50,232
Chemical production [D]	6,922	8,529
Other	53,301	55,372
Total revenue	266,886	284,312

[A] Revenue is calculated based on operating revenue and represents total revenue from customer contracts and other sources.
[B] Revenue from oil-related activities comprises revenue from crude oil and oil products.
[C] Revenue from gas-related activities comprises revenue from natural gas, NGL and LNG.
[D] Revenue from chemical production comprises revenue from chemicals and plastics.

Our vision

Our purpose is to power progress together by working with each other, our customers and our partners to provide the energy products people need to power their lives and businesses. Our vision [A] is to become the world's leading integrated energy company – delivering impact at scale, connecting energy and people, matching supply to demand.

[A] A vision statement defines the desired future state of a company rather than a series of firm, binding commitments.

We are positioning our organisation to succeed through a multi-decade energy transition. Our purpose is to power progress together by working with each other, our customers and our partners to provide the energy products people need to power lives and businesses.

Our strategy

Shell's strategy is to deliver more value with less emissions. See "Our strategy" on pages 9-11 for information about our strategy, including our climate-related targets and ambition.

Sustainability and our strategy

We believe that no business can succeed without an unwavering commitment to respecting the environment and the communities within which it works.

We approach sustainability by taking into account impacts, risks and opportunities related to climate, environment, safety, ethics, people and communities. We discuss key challenges and how we are responding in the relevant topical ESRS.

- Less emissions: In 2025, we continued to make progress against our climate-related targets and ambition. At the end of 2025, we had reduced our Scope 1 and 2 operational emissions by 36%, and the net carbon intensity (NCI) of our energy products by 9% from our 2016 baseline. We had also achieved our target of eliminating routine flaring from our upstream operations by 2025 and continued to maintain methane emissions intensity for our operated oil and gas assets below 0.2%. Additionally, we have delivered an 18% reduction to date as part of our ambition to reduce customer emissions from the use of our oil products (Scope 3, Category 11) by 15-20% by 2030 compared with 2021. See "Climate change (E1)" on page 357.
- People: Shell strives to make a positive impact on society by providing the energy people need, contributing to local economies, managing our impacts on communities and respecting human rights. See "Own workforce (S1)" on page 395, "Workers in the value chain (S2)" on page 400 and "Affected communities (S3)" on page 405.
- Environment: We seek to protect the environment, increase our reuse and recycling, make a positive contribution to biodiversity, and use water and other resources efficiently. See "Pollution (E2)" on page 377, "Water and marine resources (E3)" on page 381, "Biodiversity and ecosystems (E4)" on page 383 and "Resource use and circular economy (E5)" on page 390.

Our core values of honesty, integrity and respect for people, and our focus on safety, people and sustainability, form the foundations of Shell.

See "Business conduct (G1)" on page 411 and "Safety" on page 415 for more information.

How we create value

For more than a century, Shell has been at the heart of the global energy system, fuelling people's homes, industries and transport from cars to planes and ships. Shell provides energy, directly or indirectly, to around a billion people every year.

Our value creation process shows how we link our inputs to our strategic objectives. Our inputs include financial capital, operations, people, relationships, intellectual capital and natural resources. We gather, develop and secure these inputs through our business relationships with investors, strategic partners and suppliers, and governments.

342 Shell Annual Report and Accounts 2025

Sustainability Statements | ESRS 2 General continued

Through our production, processing, trading, sales and distribution activities, we transform our inputs into energy and non-energy products that benefit our customers. These activities depend on employees, suppliers, value chain workers and communities, as well as other stakeholders.

Our upstream value chain consists of direct and indirect suppliers of goods and services which form an input to our products. Examples include suppliers of hydrocarbons, biofuels and biomass, power, non-fuel products sold in our retail sites and a wide variety of goods and services procured for use in our projects and operations, such as engineering, construction and maintenance services and materials.

Our downstream value chain consists of customers and their use of our sold products. Examples include retail customers who consume oil products, biofuels, non-fuel retail products or electric vehicle charging solutions. Other examples include business customers who consume natural gas, crude oil or oil products, as well as customers who consume non-energy products such as chemicals.

References to "upstream value chain" and "downstream value chain" in the Sustainability Statements have the meaning given above and do not refer to our Upstream business segment or to our Downstream, Renewables and Energy Solutions business.

See "How we create value" on pages 12-13 for information on our value creation model.

Interests and views of stakeholders (SBM-2)

Shell recognises the important role it has in many societies and is committed to public collaboration and stakeholder engagement. Working with stakeholders is crucial to drive the collaboration needed between governments, companies and consumers to advance the energy transition.

Shell's key stakeholders can be categorised into seven groups. Where appropriate, each group is considered to include both current and potential stakeholders. We seek to understand the needs and expectations of key stakeholder groups and take their views and interests into account in our decision-making.

Key stakeholder groups and how we engage with them

Stakeholder group	How we engage [A]	Why we engage	How outcomes are taken into account
Customers	◦ Direct engagement (B2B and B2C) ◦ Sustainability criteria in tenders (B2B) ◦ Customer loyalty programmes (B2C) ◦ Customer feedback procedures (B2C) ◦ Partnerships for collective action (B2B)	◦ Understand customer needs and priorities ◦ Identify new customer value propositions ◦ Maintain our competitive advantages and customer reach ◦ Help customers decarbonise and accelerate the energy transition	◦ Considered in business strategy ◦ Improving products and services
Investor community	◦ Annual General Meeting ◦ Capital markets days ◦ Investor Relations calls and questions ◦ Investor roadshows ◦ ESG ratings	◦ Understand investor views on strategy and performance, including the energy transition ◦ Generate value for shareholders and provide an attractive investment case	◦ Strategic decisions and direction-setting ◦ Considered in management decision-making
Employees, contractors and pensioners	◦ Direct engagement ◦ Representative bodies ◦ Employee forums and resource groups ◦ Shell People Survey ◦ Shell Global Helpline ◦ Grievance mechanisms	◦ Understand expectations and experiences ◦ Maintain a culture aligned to our strategy ◦ Attract and retain talent ◦ Enhance safety and productivity ◦ Receive and address concerns	◦ People and culture strategy ◦ Considered in management decision-making ◦ People development ◦ Improvement and action plans
Strategic partners and suppliers	◦ Direct engagement ◦ Contractor leadership forums ◦ Supplier due diligence processes ◦ Supplier contract management reviews ◦ Partnerships for collective action ◦ Shell Global Helpline ◦ Grievance mechanisms	◦ Build mutually beneficial relationships ◦ Develop new technologies and innovations ◦ Align with Shell Supplier Principles ◦ Promote safe and efficient operations	◦ Considered in business strategy ◦ Supplier selection ◦ Improvement and action plans
Communities	◦ Direct engagement ◦ Public meetings and consultations ◦ Community liaison teams ◦ Community forums ◦ Community feedback mechanisms ◦ Shell Global Helpline	◦ Identify and manage environmental and social impacts ◦ Minimise negative impacts and enhance benefits ◦ Address questions, concerns and feedback	◦ Considered in impact assessment, project design and operating practices ◦ Improvement and action plans
Non-governmental organisations, civil society, academia and think tanks	◦ Direct engagement ◦ Strategic partnerships ◦ Joint research projects ◦ Partnerships for collective action	◦ Understand societal expectations and strategic trends affecting Shell ◦ Promote public policies that encourage the energy transition ◦ Encourage research and innovation ◦ Learn and share best practices	◦ Considered in business strategy ◦ Considered in public policy positions ◦ Considered in advocacy approaches
Regulators and governments	◦ Direct engagement ◦ Public consultations ◦ Regulated reports and submissions ◦ Industry groups and other partnerships	◦ Understand policy needs and priorities ◦ Understand resource-holder perspectives ◦ Ensure compliant operations ◦ Advocate policy positions, including with respect to the energy transition	◦ Considered in business strategy ◦ Regulatory compliance ◦ Value creation opportunities

[A] Business to business (B2B), Business to consumer (B2C).

343 Shell Annual Report and Accounts 2025

Stakeholder engagement is governed by the Shell General Business Principles (SGBP), which set out how we recognise our responsibilities to stakeholders. They set the standard for how we engage, guided by the principles of listening, respect and honesty. Stakeholder engagement is a continuous process of dialogue. Our business engages with key stakeholder groups on a regular basis at multiple levels. We may undertake more frequent or structured engagement during projects, activities, acquisitions, divestments and other significant decisions. Stakeholder engagement is fundamental to how we identify, assess and manage actual and potential impacts associated with our business. It is also an integral part of how we respect human rights and provide access to remedy. Shell's strategy and business model are informed by the views, interests and rights of key stakeholder groups, including customers, investors, employees, strategic partners and suppliers, affected communities, civil society and governments. Value chain workers are a key stakeholder group for our strategic partners and suppliers. Our success in the energy transition depends on our people, our contractors and suppliers, and the communities in which we operate. We recognise there are differing societal views about our operations and the intricacies associated with the evolving energy transition. These differences are also reflected in our key stakeholder groups. Management weighs up all relevant factors and considers which course of action best enables delivery of our strategy in the long-term interests of the Company, taking into consideration the effect on stakeholders. It is not always possible to balance the Company's interests with those of other stakeholders. See "Principal decisions and stakeholders" on pages 136-139 for information on how the interests of stakeholders are taken into account in the Board's decision-making process. See "Our approach to sustainability" on pages 104-109, "Understanding and engaging with our stakeholders" on pages 156-157 and "Workforce engagement" on pages 158-159 for information about how the Board and EC are informed about the views and interests of affected stakeholders with regard to sustainability-related impacts. Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3) Shell has conducted an assessment of its material sustainability-related impacts, risks and opportunities as the basis for determining its disclosures in the Sustainability Statements in 2025. Within the Sustainability Statements, the term "impacts" refers to actual and potential sustainability-related impacts on people and the environment connected with our business. Such impacts can be positive or negative. "Risks and opportunities" refers to sustainability-related financial risks and opportunities, including those derived from dependencies on natural, human and social resources. When the terms impact, risk and opportunity are used within the Sustainability Statements, they generally have the meaning given to them by the ESRS unless the context indicates otherwise. Our assessment of impacts, risks and opportunities is based on the double materiality principle. This requires us to consider sustainability matters from the perspective of Shell's actual or potential impact on the environment and society, as well as whether such matters trigger or could reasonably be expected to trigger material financial effects for Shell. These perspectives are sometimes referred to as "impact materiality" and "financial materiality". A matter is material for reporting purposes if it meets the criteria for impact materiality, financial materiality or both. Impacts We consider actual and potential impacts over the short, medium and long term. Impacts include those connected with our own operations, our value chain and business relationships. We have the ability to control Shell companies and joint ventures in which Shell is the operator by applying our own policies and standards. Shell does not control non-operated joint ventures. Our influence over value chain and business relationships is indirect, depending on factors such as our line of sight into potential impacts and the nature of our contractual rights and obligations, if any. Risks and opportunities We consider risks or opportunities that could have a material effect on Shell's earnings, cash flows and financial condition over the short, medium or long term. Outcome Our double materiality assessment has identified 23 material impacts: 16 were assessed as negative and 7 as positive. One of the negative impacts, GHG emissions, corresponds to both a risk and an opportunity (see "Climate change and the energy transition" on pages 129-130 and "Climate related opportunities" on page 79 respectively). The remaining impacts do not constitute a risk or opportunity in their own right, although many are considered an element of a larger principal risk factor. Our impacts, risks and opportunities are summarised in the table "Material sustainability topics" on pages 345-346. We indicate the reasonably expected time horizon in which effects could materialise. We also indicate whether impacts, risks or opportunities concentrate in our own operations or value chain. Information about our approach to managing individual impacts, risks and opportunities through policies, actions, metrics and targets can be found in the topical sections. For further topic-specific information, see "Material impacts, risks and opportunities and their interaction with strategy and business model (ESRS 2 SBM-3)" on page 360 for climate change, page 395 for own workforce, page 400 for workers in the value chain and page 405 for affected communities. The double materiality assessment process uses qualitative and/or quantitative thresholds to determine which impacts, risks and opportunities are identified and addressed by Shell as material and to determine which sustainability matters are material for reporting purposes. Therefore, the Sustainability Statements may not include every impact, risk and opportunity or additional entity-specific disclosure that each individual key stakeholder group may consider important in its own particular assessment. Sustainability Statements | ESRS 2 General continued 344 Shell Annual Report and Accounts 2025

Sustainability Statements | ESRS 2 General continued

Material sustainability topics

Topic	Subtopic	Impact description	Risk/ opportunity	Value chain (VC): Upstream VC	Value chain (VC): Own operations	Value chain (VC): Downstream VC	Timeframe: Short term	Timeframe: Medium term	Timeframe: Long term	Pages	ESRS/entity-specific
Climate change	Greenhouse gas emissions	Our activities result in direct and indirect emissions of GHGs to the atmosphere (Scope 1 and 2). Consumption of products by our customers results in emissions of GHGs to the atmosphere (Scope 3).	Risk: (2) (CR1) (CR2) (CR3) (CR4) Opportunity: (CO1)	•	•	•	•	•	•	357-369	E1
Pollution	Emissions to air	Our activities emit pollutants to air, subject to limits established by local regulations or Shell standards, whichever are most stringent. Unplanned events can result in temporary exceedance of emission limits.	Element of risk factor (5)	•	•		•	•	•	377-381	E2
	Discharges to water	Our activities discharge pollutants to water, subject to limits established by local regulations or Shell standards, whichever are most stringent. Unplanned events can result in temporary exceedance of discharge limits.	Element of risk factor (5)	•	•		•	•	•	377-381	E2
	Soil and groundwater	Our activities are designed to prevent emission of pollutants to soil and groundwater. Losses of containment resulting in adverse impacts to soil or groundwater can occur due to asset integrity failures, unplanned events or sabotage.	Element of risk factor (5)	•	•		•	•	•	377-381	E2
	Nigeria spills [A]	Our activities in Nigeria are designed to avoid the emission of pollutants to soil and groundwater. Spills caused by operational incidents, sabotage or crude oil theft can result in adverse impacts to the environment and communities.	Element of risk factor (5)		•		•	•	•	377-381, 419	E2, Entity-specific
	Hazardous substances	Our activities and products involve substances that are hazardous to human health and the environment. We implement systems of product stewardship to manage actual and potential impacts.	Element of risk factor (5)	•	•	•	•	•	•	377-381	E2
Water	Water consumption	Our activities are designed to use water as efficiently as possible. Our use of fresh water, particularly in areas of high water stress, can result in adverse impacts on the environment and other water users, including communities.	Element of risk factor (5)	•	•		•	•	•	381-383	E3
Biodiversity	Biodiversity loss	Our activities are designed to minimise our impact on nature. Residual impacts have the potential to contribute directly or indirectly to drivers of biodiversity loss such as climate change, pollution, land use change, sea use change and fresh-water use change.	Element of risk factor (5)	•	•		•	•	•	383-390	E4
	Sensitive areas and species	Our activities are designed to minimise our impact on nature. Residual impacts have the potential to adversely impact protected areas, critical habitats and biodiversity sensitive areas.	Element of risk factor (5)	•	•		•	•	•	383-390	E4
	Ecosystem services	Our activities are designed to minimise our impact on nature. Residual impacts have the potential to contribute directly or indirectly to changes from natural to modified habitats, which can affect the quality or availability of ecosystem services used by local communities.	Element of risk factor (5)	•	•		•	•	•	383-390	E4
Circularity	Waste management	Our activities are designed to use resources as efficiently as possible. We generate hazardous and non-hazardous waste, which is disposed of in accordance with regulations and our standards. If not properly managed, waste has the potential to cause adverse impacts to people and the environment.	Element of risk factor (5)	•	•		•	•	•	390-394	E5
Own workforce	Working conditions [P]	Shell's labour practices contribute to employee engagement, attraction and retention and safe and fair working conditions.	Element of risk factor (9)	•	•		•	•	•	395-400	S1
	Equal treatment and opportunities [P]	We aim to provide equal opportunities irrespective of race, colour, religion, age, gender, sexual orientation, gender identity, marital status, disability, ethnic origin or nationality.	Element of risk factor (9)	•	•		•	•	•	395-400	S1
Workers in the value chain	Welfare of value chain workers	Our activities are designed to respect the human rights of our employees and supplier staff. If not properly managed, there is potential for these rights to be affected. Improper arrangements for access to remedy have the potential to result in people being unable to seek redress.	Element of risk factor (8)	•	•		•	•	•	400-405	S2

345 Shell Annual Report and Accounts 2025

Sustainability Statements | **ESRS 2 General** continued

Topic	Subtopic	Impact description	Risk/ opportunity	Value chain (VC)			Timeframe			Pages	ESRS/entity-specific
				Upstream VC	Own operations	Downstream VC	Short term	Medium term	Long term		
Affected communities	Social impacts	Our activities are designed to minimise negative impacts on communities. Residual impacts involving Indigenous Peoples, involuntary resettlement, cultural heritage or other social or environmental impacts have the potential to result in adverse impacts to people or affect their human rights.	Element of risk factor (5) (8)	•	•		•	•	•	405-410	S3
	Community engagement	We engage with communities impacted by our activities and provide channels for them to seek access to remedy. If stakeholder engagement is not managed properly, it has the potential to result in ineffective management of socio-economic impacts or access to remedy, affecting people and their human rights.	Element of risk factor (5) (8)	•	•		•	•	•	405-410	S3
	Security and human rights	Our activities are designed to protect people and assets from security threats and prevent impacts on human rights. Improper use of force by public or private security has the potential to result in harm to people or affect their human rights.	Element of risk factor (5) (8)	•	•		•	•	•	405-410	S3
	Social investment and benefits [P]	Our activities deliver socio-economic benefits to communities through employment, local content (including local procurement and supplier development) and social investment programmes.		•	•		•	•	•	405-410	S3
	Energy provision [P]	Our activities produce energy and non-energy products that benefit our customers and contribute to improved standards of living in the societies in which we operate.				•	•	•	•	405-410	
Governance	Tax and other payments to governments [P]	Our activities generate taxes and payments to governments that fund public services and other expenses. Our participation in relevant initiatives contributes to greater transparency.			•		•	•	•	413-414	Entity-specific
	Core value of integrity [P]	Our policies are designed to encourage people to raise concerns without fear of repercussions and to ensure appropriate action is taken. This contributes to a safe and healthy organisational culture.	Element of risk factor (7) (9)	•	•		•	•	•	411-413	G1
	Responsible sourcing [P]	Our activities are designed to ensure that procurement of goods and services complies with applicable laws while meeting social, environmental and human rights standards. This has the potential to drive higher standards in our supply chain.	Element of risk factor (1) (5) (7) (8)	•	•		•	•	•	411-413	G1
	Safety	Our activities are designed to prevent personal and process safety incidents. Should such incidents occur, they can have an adverse impact on people or the environment.	Element of risk factor (5)	•	•	•	•	•	•	415-419	S1 and entity-specific

[A] Covers the period from January 1, 2025 to the completion of the sale of Shell Petroleum Development Company (SPDC) to Renaissance on March 13, 2025.
[P] Positive impact.

Risk factors

- (1) Portfolio risks (see pages 126-128).
- (2) Climate change and the energy transition (see pages 129-130).
- (5) Health, safety, security and the environment (see page 132).
- (7) Litigation and regulatory compliance (see pages 133-134).
- (8) Reputation and risks to our licence to operate (see pages 134-135).
- (9) Our people and culture (see page 135).

Climate-related risks and opportunities

- (CR1) Climate-related commercial risks
- (CR2) Climate-related societal risks (including litigation)
- (CR3) Climate-related regulatory risks
- (CR4) Climate-related physical risks
- (CO1) Climate-related opportunities

346 **Shell** Annual Report and Accounts 2025

We assessed seven of the eight topical standards of the ESRS as material for Shell in 2025, with some individual subtopics, sub- subtopics or data points assessed as non-material. The eighth standard, "S4 Consumers and end-users", was assessed as non-material. The topics of most relevance to customers, Scope 3 GHG emissions and product stewardship, are covered in "Climate change (E1)" on pages 357-369 and "Pollution (E2)" on pages 377-381, respectively. Current and anticipated effects on business model, value chain, strategy and decision-making The "Risk factors" section on pages 126-135 provides an overview of Shell's principal risks, their potential effects and how they are managed. Our double materiality assessment has identified GHG emissions as a material impact and climate change and energy transition as a sustainability-related risk. The current and anticipated effects of this risk on our business model, value chain, strategy and decision-making are described in "Our strategy" on pages 9-11, "Risk factors" on pages 126-135 and "Less emissions" on pages 72-102. The remaining impacts are not a material risk or opportunity for Shell in their own right. However, many are considered elements of one or more risk factors. The current and anticipated effects of these impacts on our business model, value chain, strategy and decision-making are described in "Our strategy" on pages 9-11, "Risk factors" on pages 126-135, and alongside the disclosures provided under the corresponding topical ESRS. Current and anticipated financial effects A number of potential financial effects related to climate change and the energy transition are set out in Note 4 to the "Consolidated Financial Statements" on page 244. This note includes an overview of key assumptions used for financial planning related to climate change and the energy transition. It also provides an analysis of the of the sensitivity of carrying values to commodity prices, carbon emission costs, chemical and refining margins, and discount rates, if different assumptions were applied. Resilience of strategy and business model See "Resilience of Shell's strategy to different climate-related scenarios" on pages 81-85 for information about the resilience of our strategy and business model in the context of climate change and the energy transition. The resilience of our strategy and business model in the context of material impacts that are elements of one or more risk factors is described in "Our strategy" on pages 9-11, "Risk factors" on pages 126-135, and alongside the disclosures provided under the corresponding topical ESRS. Changes compared to previous periods There have been no changes in the impacts, risks and opportunities identified as material for reporting compared to 2024. We have made various updates to the description of our climate-related risks and opportunities and our risk factors, which are cross-referenced in the table "Material sustainability topics" on pages 345-346. Description of the process to identify and assess material impacts, risks and opportunities (IRO-1) Shell has developed a process to identify and assess material sustainability-related impacts, risks and opportunities as the basis for determining our disclosures in the Sustainability Statements. Our double materiality process follows five steps. We start by establishing our business context, activities, value chain and stakeholders. Next, we consider potential sustainability matters and identify actual and potential impacts, risks and opportunities. We then assess impacts for actual and potential severity, and risks and opportunities for potential financial effects. Finally, we determine material matters for reporting. Each step is discussed below. 1. Establish the business context We begin by establishing the scope of the assessment. To provide a common framework for analysis, we review our principal activities, business relationships and key stakeholder groups. We consider Shell's dependence on key resources including financial capital, operations, human capital, relationships, intellectual capital and natural resources. We also adopt guidelines for assessing our own operations and our upstream and downstream value chain. 2. Identify impacts, risks and opportunities Next, we review the list of sustainability-related topics, subtopics and sub-subtopics provided by the ESRS and industry-specific lists developed by Ipieca and the Global Reporting Initiative (GRI). Where relevant, we also consider Shell-specific topics. Based on this review, internal experts prepare an inventory of impacts, risks and opportunities. When performing this exercise for our own operations, we are informed by various sources of information, such as operating data, internal and external studies, and stakeholder views. For our upstream and downstream value chain, we focus on areas where there is sufficient information to allow us to make an informed assessment. This may include our own operating data or information provided by suppliers, business partners or other third parties. We focus our assessment on aspects of our own operations with the most potential for negative impacts on people or the environment based on industry experience. We also focus on business relationships with high potential for negative impacts, such as non-operated ventures, governments and suppliers. We consider actual and potential impacts, both positive and negative. For risks and opportunities, we consider uncertain environmental, social or governance events or conditions that, if they occurred, could have material financial effects on Shell. Impacts, risks and opportunities are considered over the short, medium and long term. 3. Assess actual and potential impacts We adopt criteria to assess the likelihood and magnitude of impacts. These criteria are based on Shell's existing risk assessment tools for health, safety, security, environment and social performance (HSSE & SP), modified where necessary to meet the requirements of the ESRS. Our assessment matrix is based on a five-point scale for likelihood. Magnitude is also based on a five-point scale, taking into account the scale, scope and remediability of the impact. For actual impacts, we treat the effect as already occurring and do not assign a rating for likelihood. We assign a rating for magnitude based on actual impacts after implementation of standard control measures. We exclude from this analysis measures that compensate for residual impacts, such as the use of carbon credits or biodiversity offsets. For potential impacts, we assign a rating for likelihood and magnitude. In line with ESRS requirements, we assess potential magnitude on a gross basis, assuming no mitigation in consequences due to control measures. For potential human rights impacts, magnitude takes precedence over likelihood. 4. Assess risks and opportunities We adopt criteria to assess the likelihood and magnitude of potential financial effects. These are based on our existing enterprise risk management framework, modified where necessary to ensure consistency with our approach to assessing impacts. Our assessment Sustainability Statements | ESRS 2 General continued 347 Shell Annual Report and Accounts 2025 matrix is based on a five-point scale for likelihood. Magnitude is also based on a five-point scale, taking into account the potential ways in which financial effects could materialise, including through Shell's dependence on natural, human and social resources. To ensure connectivity with existing disclosures, we consider whether potential risks have been identified previously as a principal risk factor or as an element of a principal risk factor. Where applicable, these linkages are highlighted in our disclosure. See "Risk management and risk factors" on pages 125-135 for information about how sustainability matters are integrated with our risk factors. 5. Determine material disclosures In the final step of the process, we apply the outcome of the double materiality assessment to determine our material disclosures for the Sustainability Statements. A consolidated list of impacts, risks and opportunities is reviewed with internal experts and managers. Reporting thresholds for actual impacts are based on magnitude. For potential impacts, reporting thresholds are based on a combination of likelihood and magnitude. For risks that are material on a stand-alone basis, reporting thresholds follow existing definitions of financial materiality. Opportunities are assessed based on qualitative thresholds. The final results of the assessment are reviewed and endorsed by an internal management committee consisting of senior business and functional managers. See "Risk management and internal controls over sustainability reporting (GOV-5)" on page 341 for information about control procedures for sustainability reporting. We map our material impacts, risks and opportunities to ESRS disclosure requirements. Disclosure requirements with at least one corresponding impact, risk or opportunity are deemed to be material. The remainder are deemed to be non-material. We omit individual data points deemed to be non-material based on the process for determining data point materiality laid out in the ESRS. This process takes into consideration the significance of the information in relation to the matter it purports to explain or depict and the relevance of the data point to meeting the decision-making needs of users. How our management systems inform the assessment Sustainability is integrated into our existing risk management processes, as set out in the Shell Performance Framework. Our double materiality assessment, undertaken for the purpose of determining our disclosures in the Sustainability Statements, is informed by these processes but does not replace them. Details of how existing risk management processes inform our assessment of specific topics are set out below. See "How we manage risks" on page 125 and "Policies and standards" on page 107 for information about how sustainability is integrated into Shell's overall approach to risk management. HSSE & SP and Asset Management Our standards require a systematic approach to managing health, safety, security, environment and social performance (HSSE & SP). The foundation of this approach is our management system. Our approach to identifying and assessing impacts, risks and opportunities related to emissions, pollution, water, biodiversity, circularity and waste and affected communities is governed by our internal risk management process and our SEAM Standards. We expect non-operated joint ventures to adopt appropriate and acceptable policies to manage their risks. We use various processes to identify, assess and manage health, safety, environmental and social impacts, risks and opportunities. Two of the most important are impact assessment and the hazards and effects management process. Impact assessment Our standards require projects, assets or businesses to identify the need for an impact assessment process in the early stages of a project with the potential for new or changed impacts on the environment, communities and community health. Impact assessment is a methodology to identify and assess the environmental, social and health impacts of a proposed project. It involves evaluating alternatives and identifying measures to mitigate negative impacts or enhance positive impacts, as well as management and monitoring arrangements. Our standards require the impact assessment to be performed in alignment with international standards, which are generally defined as local legal requirements in high-income OECD countries at a minimum and the International Finance Corporation's Performance Standards elsewhere. Hazards and effects management Our standards require assets, projects and activities to establish and maintain systematic risk identification and management processes such as the hazards and effects management process (HEMP). This approach starts by identifying potential hazards and evaluating their likelihood and potential impact. We then implement controls to reduce the risks to as low as reasonably practicable (ALARP), which is the point at which the cost in time, money and effort of further risk reduction is grossly disproportionate to the reduction achieved. In doing so, we apply a hierarchy of controls, which prioritises the elimination, substitution and isolation of hazards, before implementing engineered safeguards or other solutions. We monitor the effectiveness of these controls via regular assurance activities. Community engagement We engage with affected communities on a range of topics related to our operations, including issues related to pollution, water, biodiversity and waste. In some locations, permitting processes may also require statutory public consultations or hearings. See "Affected Communities (S3)" on page 405 and "Interests and views of stakeholders (SBM-2)" on page 343 for information. How our approach to individual topics informs the assessment The application of our management systems with respect to individual environmental, social and governance topics is explained below. Our approach to identifying and assessing climate-related impacts, risks and opportunities is integrated into the risk management, performance management, learning and improvement cycle that sits at the heart of the Shell Performance Framework. Climate-related matters are considered from a strategic, operational, conduct and culture perspective to help us maintain a comprehensive view of our impacts, risks and opportunities and the time horizons in which they could materialise. GHG emissions We identify, assess and manage actual and potential GHG emissions from activities under our operational control as part of our SEAM Standards. We expect non-operated joint ventures to adopt appropriate and acceptable policies to manage their risks. We identify sources of Scope 1, 2 and 3 GHG emissions based on operating data, design and engineering practices, and analysis of products manufactured and sold. We assess the actual and potential GHG emissions inventory from these sources in line with internationally recognised standards and industry-specific guidelines [A]. [A] Assessments of GHG emissions associated with our business activities are prepared in accordance with ISO 14064-1:2018 Specification with Guidance at the Organization Level for Quantification and Reporting of Greenhouse Gas Emissions and Removals and the GHG Protocol Corporate Accounting and Reporting Standard (2004). Industry-specific guidance is also applied, including the API Compendium of Greenhouse Gas Emissions Methodologies for the Natural Gas and Oil Industry (November 2021), Ipieca Sustainability Reporting Guidance for the Oil and Gas Industry (4th edition, 2020) and other standards and guidance. Sustainability Statements | ESRS 2 General continued 348 Shell Annual Report and Accounts 2025

Our standards require assets and projects to forecast their future emission levels and prepare an annual plan which demonstrates planned delivery of their allotment of business-level carbon targets. The aim of this requirement is to ensure that assets or projects with material GHG emissions have plans to contribute emission reductions in line with Shell's GHG reduction targets and ambition. Each business and function regularly reviews its risk profile, risk responses and assurance activities throughout the year to ensure climate-related risks are managed effectively. These insights are used to provide management with updates on the operational management of GHG emissions and climate-related risks and opportunities. During these updates, management reviews whether our risk responses are effective in addressing the components of climate-related risks and opportunities. These reviews help us to update Shell's plans and guide our day-to-day operational decisions such as maintenance schedules and our risk response plans. See "Material impacts, risks and opportunities and their interaction with strategy and business model (ESRS 2 SBM-3)" on page 344. The management teams are supported by a combination of carbon- management-related standards and frameworks, forums at various levels of the organisation and capability development programmes. We use risk management processes to identify and respond to emerging risks to the safe, compliant and efficient operation of our assets, including climate-related risk. Our risk management processes are carried out at the Group, business, function and asset level, which includes projects. Climate-related physical risks See "Physical risks" on page 78 for information on Shell's approach to identifying and assessing climate-related physical hazards in our operations and value chain, our use of high-emission climate scenarios, and our exposure to climate-related physical risk. Climate-related transition risks and opportunities We monitor climate-related transition risks across four components: commercial, societal (including litigation), regulatory and physical, as well as monitoring climate-related opportunities. We are continually enhancing our approach to identifying, assessing and managing risks and opportunities resulting from climate change. This includes considering different time horizons in which risks and opportunities could materialise and their relevance for business planning. Shell has identified climate change and the energy transition as a material risk. The risk could potentially result in changes to the demand for our products, supply chains and markets; further changes to the regulatory environment in which we operate; and increased litigation. See Note 32 to the Consolidated Financial Statements "Legal proceedings and other contingencies" on page 303. In assessing this risk, we have considered a range of climate scenarios including those in which the rise in global average temperature this century is limited to 1.5°C above pre-industrial levels. We actively monitor societal developments such as regulation-driven carbon pricing and customer-driven product preferences. Where relevant, we incorporate these developments into potential scenarios which provide insights into how the energy transition may unfold in the medium and long term. These insights, along with those provided by external scenarios such as those prepared for the IPCC's Sixth Assessment Report, guide how we set our strategic direction, capital allocation and climate-related targets and ambition. The transformation of the energy system to net-zero emissions will require simultaneous action in three areas: an unprecedented improvement in the efficiency with which energy is used; a sharp reduction in the carbon intensity of the energy mix; and the mitigation of residual emissions through the use of technology and natural sinks. While it is difficult to predict the exact combination of actions that will deliver the net-zero goal, scenarios help us to consider the variables and the potential direction and pace of the transition needed. Scenarios are not intended to be predictions of likely future events or outcomes and, therefore, are not the basis for Shell's operating plans, outlook and financial statements. Key aspects of Shell's financial resilience in the context of climate- related impacts are assessed and described in more detail in Note 4 to the "Consolidated Financial Statements" on pages 244-255. This describes how Shell has considered climate-related impacts in key areas of the financial statements and how this translates into the valuation of assets and measurement of liabilities. Shell's financial statements are based on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions that may exist in the foreseeable future. As there is no single scenario that underpins our plans, sensitivity analysis has been conducted using a range of key assumptions to test the resilience of our asset base. Oil and gas prices are one of the key assumptions that underpin Shell's financial statements, with the mid-price outlook informed by Shell's scenario planning representing management's best estimate. Price outlooks reflect a broad range of factors, including, but not limited to, future supply and demand, and the pace of growth of low-carbon solutions. The scenarios have been selected to illustrate the resilience of the asset base under a range of possible outcomes, including the price implications arising from the ambitious International Energy Agency's Net Zero Emissions by 2050 Scenario (NZE50) which provides a potential path for the global energy system to net-zero emissions by 2050. Sensitivities of asset-carrying amounts to prices are under the assumption that all other factors in the models used to calculate impacts remain unchanged. Sensitivity analysis has been performed using price outlooks from: 1. Average prices from three 1.5–2°C external climate change scenarios. 2. Hybrid Shell Plan and IEA NZE50: for this, Shell's mid-price outlook is applied for the next 10 years. Because of greater uncertainty, the IEA normative Net Zero Emissions scenario is applied for the period after 10 years. This gives less weight to the price–risk uncertainty in the first 10 years reflected in the business plan period and applies more risk to the more uncertain subsequent periods. 3. A 1.5°C scenario, derived from IEA NZE50: this applies the IEA normative Net Zero Emissions scenario over the whole period under review and reflects the sensitivity to a pure net-zero emissions scenario from the IEA. Pollution We maintain an overview of sites and activities under our operational control for pollution-related impacts, risks and opportunities. Our assessment is based on operating data, technical studies, expert analysis and internal risk management processes. We are limited in our ability to analyse pollution-related impacts in our upstream and downstream value chain owing to limited availability of data. Sustainability Statements | ESRS 2 General continued 349 Shell Annual Report and Accounts 2025

Water and marine resources We maintain an overview of sites and activities under our operational control for water-related impacts, risks and opportunities. Our assessment is based on operating data, technical studies, expert analysis and internal risk management processes. We also use tools such as the World Resources Institute's Aqueduct Water Risk Atlas. We are limited in our ability to analyse water-related impacts in our upstream and downstream value chain owing to the limited availability of data. Biodiversity and ecosystems In addition to our requirements for impact assessment, where the significance of potential impacts is assessed using criteria tailored to local environmental and socio-economic circumstances, our standards also require us to avoid adverse impacts on biodiversity and ecosystem services and, where avoidance cannot be achieved, to mitigate adverse impacts via the mitigation hierarchy. We use a variety of internationally recognised assessment tools, such as the Integrated Biodiversity Assessment Tool (IBAT), to guide our approach to identifying impacts, risks and opportunities, in combination with analysis of site-level data. Where we have sites located in or near biodiversity sensitive areas, we implement measures to avoid, minimise, restore or, if necessary, compensate for negative impacts on natural habitats or the habitats of species for which a protected area has been designated. If a site is located in critical habitat, our standards require us to implement the mitigation hierarchy and achieve net positive impact on biodiversity. We follow national or international standards to assess biodiversity impacts and define mitigation measures. We consult with local communities and other affected stakeholders throughout the project life cycle on potential impacts of our activities on the biological resources, ecosystems and ecosystem services used by them and ways to avoid or minimise such impacts. We have further work to do to develop a consolidated view of site- specific dependencies on ecosystem services. We aim to undertake further work to mature our understanding. We are limited in our ability to analyse biodiversity-related impacts in our upstream and downstream value chain owing to the limited availability of data. Resource use and circular economy We maintain an overview of sites and activities under our operational control for circularity-related impacts, risks and opportunities. Our assessment is based on operating data, technical studies, expert analysis and internal risk management processes. We are limited in our ability to analyse circularity-related impacts in our upstream and downstream value chain owing to the limited availability of data. Own workforce We identify actual or potential impacts on our workforce through a variety of means. These include feedback from Human Resources teams and line managers, feedback from engagement and the Shell People Survey, learning from Shell Global Helpline cases and other mechanisms. We identify, assess and manage safety-related risks for activities under our operational control as part of our SEAM Standards. Workers in the value chain We identify, assess and manage worker welfare-related impacts for activities under our operational control as part of our SEAM Standards. We identify, assess and manage impacts for people who work in our supply chain for non-hydrocarbon goods and services as part of our enhanced value chain due diligence process. Affected communities We identify, assess and manage community-related impacts for activities under our operational control as part of our SEAM Standards. For countries where we have a large community footprint, we conduct a periodic review of the effectiveness of local management of social performance. Ethics and compliance Shell's Ethics and Compliance Office (SECO) establishes requirements for Shell's businesses and functions, and supports them to identify and assess ethics and compliance risks. SECO designs, supports and monitors Shell's ethics and compliance programmes. These are supported by legal counsel who monitor external legal and regulatory developments. Shell's businesses and functions are responsible for implementing the necessary policies, standards and procedures. Ethics and compliance representatives provide advice and monitor the effectiveness of the programme. Our ethics and compliance policies require Shell's businesses and functions to review the risks associated with anti-bribery and corruption, anti-money laundering, fraud, facilitation of tax evasion, data privacy and trade compliance, periodically and when there is a significant change in business conditions. Many factors influence our exposure to business conduct risks. Shell reviews the exposure of its businesses and functions based on a variety of factors including the location, the nature of the activity and the degree of involvement with government officials. Other methodological notes We engage with stakeholders on a regular basis concerning our potential business impacts. We have not engaged with stakeholders directly on the double materiality assessment, but use feedback from existing communication channels to inform our assessment. Shell's sustainability reporting prior to 2024 was informed by the double materiality principle as set out in the GRI Standard and guided by topics set out in the GRI and Ipieca standards. This is the second year in which we have applied the process prescribed by the ESRS. Having carried out extensive work to prepare an ESRS-aligned double materiality assessment last year, our focus in 2025 was on improving the efficiency of the assessment process. We expect to review our double materiality assessment on an annual basis. Disclosure requirements in ESRS covered by the undertaking's sustainability statement (IRO-2) The following table lists the disclosure requirements covered by the Sustainability Statements and the page numbers where the related disclosures can be found. This table excludes disclosure requirements and data points that have been assessed as non-material or that are not required for reporting in 2025 under the phase-in provisions of the ESRS, as modified and extended by the "Quick fix amendment". For data points incorporated by reference, we provide the paragraph in the relevant ESRS standard that identifies the data point, a brief description of the data point, and the page number in this report where the information can be found. Sustainability Statements | ESRS 2 General continued 350 Shell Annual Report and Accounts 2025

Sustainability Statements | ESRS 2 General continued

Disclosure requirements covered by the Sustainability Statements

ESRS standard	Disclosure requirement	Title	Page	Disclosure requirements or data points incorporated by reference
General disclosures (ESRS 2)	BP-1	General basis for preparation of sustainability statements	336	
	BP-2	Disclosures in relation to specific circumstances	338	
	GOV-1	The role of the administrative, management and supervisory bodies	339	§21(c): Experience of Board (pages 143-147) and Executive Committee (page 149). §21(d): Aspects of diversity relevant to the Board (page 148) and EC (page 150). §22(a)-(b): Description of governance bodies responsible for sustainability and how these are reflected in terms of reference, mandates and other policies (pages104-109). §22(c): Management's role in governance processes, controls and procedures (pages 104-109). §22(d): How the Board and EC oversee the setting of targets related to sustainability and monitor progress (page 104).
	GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	340	§26(a): How management is informed about sustainability (page 107). §26(b): How the Board and EC consider impacts, risks and opportunities when overseeing strategy, decisions on major transactions and risk management (pages 105 and 136-139). §26(c): Impacts, risks and opportunities addressed by the Board in 2025 (pages 153-155).
	GOV-3	Integration of sustainability-related performance in incentive schemes	340	§29(a)-(e): Incentive schemes and remuneration policies linked to sustainability (pages 176-182).
	GOV-4	Statement on due diligence	340	
	GOV-5	Risk management and internal controls over sustainability reporting	341	
	SBM-1	Strategy, business model and value chain	342	§40(a)(iii): Headcount of employees by geographical area (page 115); §40(e): Sustainability-related goals (pages 9-11); §40(f): Assessment of products, markets and customer groups (pages 9-11).
	SBM-2	Interests and views of stakeholders	343	§45(c): How the interests of stakeholders are taken into account in the Board's decision-making process (pages 136-139). §45(d): How the Board and EC are informed about the views and interests of affected stakeholders with regard to sustainability-related impacts (pages 104-109, 156-157 and 158-159).
	SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	344	§48(b): Current and anticipated effects of impacts, risks and opportunities on business model, value chain, strategy and decision-making (pages 9-11, 72-102 and 126-135). §48(d): Current financial effects of risks and opportunities (pages 244-255). §48(e): Anticipated financial effects of risks and opportunities (pages 244-255). §48(f): Resilience of strategy and business model (pages 9-11, 81-85 and 126-135).
	IRO-1	Description of the process to identify and assess material impacts, risks and opportunities	347	§53(c)(iii): How sustainability-related risks are prioritised relative to other risks (pages 126-135). §53(e)-(f):Extent to which the process to identify and manage impacts, risks and opportunities is integrated into risk management and overall management processes (pages 125 and 107).
	IRO-2	Disclosure requirements in the ESRS covered by the undertaking's sustainability statement	350	
Climate change (E1)	ESRS 2 GOV-3	Integration of sustainability-related performance in incentive schemes	360	§13: How climate-related considerations are factored into remuneration (page 98).
	E1-1	Transition plan for climate change mitigation	357	§16(a): Targets in support of the Paris Agreement (pages 73, 88 and 96). §16(b): Climate change mitigation actions and decarbonisation levers (pages 96-97). §16(c): Investments and funding to support the transition plan (pages 81-83). §16(f): Capex related to coal, oil and gas (pages 81-83). §16(h): Transition planning, business strategy and financial planning (pages 9-11, 73-87). §16(i): Progress in implementing the transition plan (page 88).

351 Shell Annual Report and Accounts 2025

Sustainability Statements | **ESRS 2 General** continued

ESRS standard	Disclosure requirement	Title	Page	Disclosure requirements or data points incorporated by reference
Climate change (E1), continued	ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	360	§18: Climate-related impacts and risks and climate-related opportunities (pages 75-79 and 88-95). §19 (a)-(c): Resilience of Shell's strategy and business model to different climate-related scenarios (pages 81-85). §19 (a)-(c): Climate-related risks and opportunities identified by Shell over the short, medium and long term (pages 75-79) and Impact of climate-related risks and opportunities on Shell's businesses, strategy and financial planning (pages 80-81).
	ESRS 2 IRO-1	Description of the processes to identify and assess material climate-related impacts, risks and opportunities	360	§20(a)-(c),§21: Climate-related risks and opportunities identified by Shell over the short, medium and long term (pages 75-79).
	E1-2	Policies related to climate change mitigation and adaptation	362	§24-25: Additional information on policies related to climate change mitigation and adaptation (pages 80 and 107).
	E1-3	Actions and resources in relation to climate change policies	364	§29(a)-(b): Actions and resources in relation to climate change policies (pages 86, 88-90 and 96-97). §29(c): Current and future financial and other resources allocated to the action plan (pages 81-83).
	E1-4	Targets related to climate change mitigation and adaptation	365	§34(a)-(e): Climate-related targets (pages 75 and 87-98). §34(f): Decarbonisation levers (pages 96-97).
	E1-5	Energy consumption and mix	365	
	E1-6	Gross Scopes 1, 2, 3 and Total GHG emissions	366	AR46(i): Basis of preparation – Scope 3 emissions (page 94).
	E1-7	GHG removals and GHG mitigation projects financed through carbon credits	368	
	E1-8	Internal carbon pricing	369	§63(a)-(d): Internal carbon pricing (pages 84 and 244-255).
	E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	369	§64(a)-(c): Anticipated financial effects from material climate-related physical and transition risks and potential opportunities (pages 244-255).
Pollution (E2)	ESRS 2 IRO-1	Description of the processes to identify and assess material pollution-related impacts, risks and opportunities	377	
	E2-1	Policies related to pollution	377	
	E2-2	Actions and resources related to pollution	378	
	E2-3	Targets related to pollution	379	
	E2-4	Pollution of air, water and soil	379	
Water and marine resources (E3)	ESRS 2 IRO-1	Description of the processes to identify and assess material water and marine resources-related impacts, risks and opportunities	381	
	E3-1	Policies related to water and marine resources	381	
	E3-2	Actions and resources related to water and marine resources	382	
	E3-3	Targets related to water and marine resources	382	
	E3-4	Water consumption	383	

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Sustainability Statements | ESRS 2 General continued

ESRS standard	Disclosure requirement	Title	Page	Disclosure requirements or data points incorporated by reference
Biodiversity and ecosystems (E4)	E4-1	Transition plan and consideration of biodiversity and ecosystems in strategy and business model	383	
	ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	384	
	ESRS 2 IRO-1	Description of processes to identify and assess material biodiversity and ecosystem-related impacts, risks, dependencies and opportunities	383	
	E4-2	Policies related to biodiversity and ecosystems	387	
	E4-3	Actions and resources related to biodiversity and ecosystems	388	
	E4-4	Targets related to biodiversity and ecosystems	389	
	E4-5	Impact metrics related to biodiversity and ecosystems change	390	
Resource use and circular economy (E5)	ESRS 2 IRO-1	Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities	390	
	E5-1	Policies related to resource use and circular economy	390	
	E5-2	Actions and resources related to resource use and circular economy	391	
	E5-3	Targets related to resource use and circular economy	393	
	E5-5	Resource outflows	393	
Own workforce (S1)	ESRS 2 SBM-2	Interests and views of stakeholders	343	
	ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	395	
	S1-1	Policies related to own workforce	395	
	S1-2	Processes for engaging with own workforce and workers' representatives about impacts	397	
	S1-3	Processes to remediate negative impacts and channels for own workforce to raise concerns	397	
	S1-4	Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	397	
	S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	398	
	S1-6	Characteristics of the undertaking's employees	398	§50(b): Employees by contract type and gender (page 115). §50(e): Contextual information on changes in headcount (page 115). §50(f): Reference to employee headcount in financial statements (page 305).
	S1-8	Collective bargaining coverage and social dialogue	399	
	S1-9	Diversity metrics	399	§66(b): Distribution of employees by age group (page 115).
	S1-10	Adequate wages	399	
	S1-14	Health and safety metrics	399	
	S1-16	Remuneration metrics (pay gap and total remuneration)	400	
	S1-17	Incidents, complaints and severe human rights impacts	400	

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Sustainability Statements | **ESRS 2 General** continued

ESRS standard	Disclosure requirement	Title	Page	Disclosure requirements or data points incorporated by reference
Workers in the value chain (S2)	ESRS 2 SBM-2	Interests and views of stakeholders	343	
	ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	400	
	S2-1	Policies related to value chain workers	401	
	S2-2	Processes for engaging with value chain workers about impacts	403	
	S2-3	Processes to remediate negative impacts and channels for value chain workers to raise concerns	403	
	S2-4	Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions	404	
	S2-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	405	
Affected communities (S3)	ESRS 2 SBM-2	Interests and views of stakeholders	343	
	ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	405	
	S3-1	Policies related to affected communities	406	
	S3-2	Processes for engaging with affected communities about impacts	407	
	S3-3	Processes to remediate negative impacts and channels for affected communities to raise concerns	408	
	S3-4	Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions	408	
	S3-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	410	
Business conduct (G1)	ESRS 2 GOV-1	The role of the administrative, supervisory and management bodies	339	§5(a)-(b): Role and expertise of the Board (pages 143-148) and EC (pages 149-150) with respect to conduct and culture.
	ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	411	
	G1-1	Business conduct policies and corporate culture	411	§9: How Shell seeks to establish, develop, promote and evaluate its corporate culture (pages 126-135).
	G1-2	Management of relationships with suppliers	411	
	G1-3	Prevention and detection of corruption and bribery	412	
	G1-4	Incidents of corruption or bribery	413	
	Entity-specific	Tax and other payments to governments	413	
	Entity-specific	Safety	415	

354 **Shell** Annual Report and Accounts 2025

Sustainability Statements | ESRS 2 General continued

The table below shows data points that derive from other EU legislation as listed in ESRS 2, Appendix B, indicating where the information can be found in our report and which ones are assessed as not material or applicable.

Data points that derive from other EU legislation

Disclosure requirement	Related data point	Title	Page
ESRS 2 GOV-1	21 (d)	Board's gender diversity ratio	339
ESRS 2 GOV-1	21 (e)	Percentage of independent board members	339
ESRS 2 GOV-4	30	Statement on due diligence	340
ESRS 2 SBM-1	40 (d) (i)	Involvement in activities related to fossil fuels	342
ESRS 2 SBM-1	40 (d) (ii)	Involvement in activities related to chemical production	342
ESRS 2 SBM-1	40 (d) (iii)	Involvement in activities related to controversial weapons	Not material
ESRS 2 SBM-1	40 (d) (iv)	Involvement in activities related to cultivation and production of tobacco	Not material
E1-1	14	Transition plan to reach climate neutrality by 2050	357
E1-1	16 (g)	Undertakings excluded from Paris-aligned benchmarks	359
E1-4	34	GHG emission reduction targets	365
E1-5	38	Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors)	366
E1-5	37	Energy consumption and mix	366
E1-5	40-43	Energy intensity associated with activities in high climate impact sectors	366
E1-6	44	Gross Scope 1, 2, 3 and total GHG emissions	366
E1-6	53-55	Gross GHG emissions intensity	368
E1-7	56	GHG removals and carbon credits	368
E1-9	66	Exposure of the benchmark portfolio to climate-related physical risks	369
E1-9	66 (a)	Disaggregation of monetary amounts by acute and chronic physical risk	369
E1-9	66 (c)	Location of significant assets at material physical risk	369
E1-9	67 (c)	Breakdown of the carrying value of its real estate assets by energy-efficiency classes	Not material
E1-9	69	Degree of exposure of the portfolio to climate-related opportunities	369
E2-4	28	Amount of each pollutant listed in Annex II of the E-PRTR Regulation emitted to air, water and soil	380
E3-1	9	Policies related to water and marine resources	381
E3-1	13	Sites in areas of high water stress not covered by a policy	381
E3-1	14	Policies related to sustainable oceans and seas	382
E3-4	28 (c)	Total water recycled and reused	383
E3-4	29	Total water consumption in cubic metres per net revenue on own operations	Not material
E4 SBM-3	16 (a) (i)	Activities negatively affecting sites in own operations located in or near biodiversity-sensitive areas	384
E4 SBM-3	16 (b)	Sites in own operations where land degradation, desertification or soil sealing are identified	Not material
E4 SBM-3	16 (c)	Sites in own operations that affect threatened species	384
E4-2	24 (b)	Policies or practices related to sustainable land and/or agriculture	388
E4-2	24 (c)	Policies or practices related to sustainable oceans and/or seas	388
E4-2	24 (d)	Policies to address deforestation	388
E5-5	37 (d)	Non-recycled waste	394
E5-5	39	Hazardous waste and radioactive waste	394
S1 SBM-3	14 (f)	Risk of incidents of forced labour	395
S1 SBM-3	14 (g)	Risk of incidents of child labour	395
S1-1	20	Human rights policy commitments relevant to own workforce	396
S1-1	21	Due diligence policies on issues addressed by the fundamental International Labor Organization Conventions 1 to 8	396
S1-1	22	Processes and measures for preventing trafficking in human beings	396
S1-1	23	Workplace accident prevention policy or management system	396
S1-3	32 (c)	Grievance/complaints handling mechanism	397
S1-14	88 (b)	Number of fatalities	400
S1-14	88 (c)	Number and rate of recordable work-related accidents	400
S1-14	88 (e)	Number of days lost to injuries, accidents, fatalities or illness	400
S1-16	97 (a)	Unadjusted gender pay gap	400
S1-16	97 (b)	Annual total remuneration ratio	400

355 Shell Annual Report and Accounts 2025

Sustainability Statements | ESRS 2 General continued

Disclosure requirement	Related data point	Title	Page
S1-17	103 (a)	Incidents of discrimination	400
S1-17	104 (a)	Cases of non-respect of UN Guiding Principles on Business and Human Rights, ILO Declaration or OECD Guidelines	400
S2 SBM-3	11 (b)	Significant risk of child labour or forced labour in the value chain	401
S2-1	17	Human rights policy commitments relevant to value chain workers	401
S2-1	18	Policies related to value chain workers	401
S2-1	19	Cases of non-respect of UN Guiding Principles on Business and Human Rights, ILO Declaration or OECD Guidelines	401
S2-1	19	Due diligence policies on issues addressed by the fundamental International Labor Organization Conventions 1 to 8	401
S2-4	36	Human rights issues and incidents connected to upstream and downstream value chain	405
S3-1	16	Human rights policy commitments relevant to affected communities	407
S3-1	17	Cases of non-respect of UN Guiding Principles on Business and Human Rights, ILO Declaration or OECD Guidelines	407
S3-4	36	Human rights issues and incidents connected to affected communities	410
S4-1	16	Policies related to consumers and end users	Not material
S4-1	17	Cases of non-respect of UN Guiding Principles on Business and Human Rights, ILO Declaration or OECD Guidelines	Not material
S4-4	35	Human rights issues and incidents connected to consumers and end users	Not material
G1-1	10 (b)	Policies on anti-bribery and anti-corruption consistent with the United Nations Convention against Corruption	411
G1-1	10 (d)	Policies on the protection of whistle blowers	411
G1-4	24 (a)	Fines for violation of anti-corruption and anti-bribery laws	413
G1-4	24 (b)	Actions to address breaches in procedures and standards for anti-corruption and anti-bribery	413

For information about how we have determined the information to be disclosed in relation to material impacts, risks and opportunities, see "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347.

356 Shell Annual Report and Accounts 2025

Environment | Climate change (E1) We are committed to playing our part in helping to decarbonise the global energy system. We have a target to become a net-zero emissions energy business by 2050. Our double materiality assessment has identified greenhouse gas (GHG) emissions as a material topic. See "Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3)" on page 344 and "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 for more information. Why it matters The world needs a balanced energy transition, one that maintains secure energy supplies, while accelerating the transition to affordable low-carbon solutions. We believe our strategy supports a balanced transition by providing the oil and gas people need today, while helping to build the energy system of the future. Transition plan for climate change mitigation (E1-1) Our strategy to deliver more value with less emissions includes climate change transition plans, mitigation actions and decarbonisation levers — supported by a suite of processes and greenhouse gas emission reduction targets, and by an ambition, which cover all of our businesses. Targets in support of the Paris Agreement [A] Shell supports the more ambitious goal of the Paris Agreement, which is to limit the rise in global average temperature this century to 1.5°C above pre-industrial levels. Our target is to become a net-zero emissions energy business by 2050. We have set targets to reduce our Scope 1 and 2 emissions and our net carbon intensity (NCI) [B], as well as an ambition to reduce customer emissions from the use of our oil products (Scope 3, Category 11). Most of Shell's GHG emissions reduction targets predate the CSRD and differ from the ESRS boundary and definitions (see "Targets related to climate change mitigation and adaptation (E1-4)" on page 365 for more information). They support the objective of becoming a net-zero emissions energy business by 2050 and are an integral part of our transition plans. Our oil products ambition to reduce customer emissions from the use of our oil products by 15%–20% by 2030, Scope 3 Category 11 (2021 baseline) [C], is set on a gross basis. For the different levers of our Scope 1 and 2 GHG emissions reduction target, see "Climate change mitigation actions and decarbonisation levers" on page 358, "Drivers of absolute Scope 1 and 2 emissions change" on page 88 and "Progress towards our Scope 1 and 2 target" on page 96. In 2025, our combined Scope 1 and 2 emissions reflected a 9% reduction compared to 2024, and a 36% reduction compared to the 2016 baseline, on a net basis, without the use of GHG removals or avoided emissions. [A] Acknowledging uncertainty in the pace of change in the energy transition, we have chosen to set interim targets only to 2030. [B] Shell's NCI is the average intensity, weighted by sales volume, of the energy products sold by Shell. [C] In 2024, we set an ambition to reduce absolute emissions related to the use of our oil products by 15–20% by 2030, compared with 2021 (Scope 3 Category 11). Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO2e) in 2023 and 569 million tonnes CO2e in 2021. Shell's climate-related targets and ambition are set out in the table "Climate-related targets and ambition" on page 358. Our targets and ambition are forward-looking based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. We believe our NCI targets are aligned with the more ambitious goal of the Paris Agreement, which is to limit the rise in global average temperature this century to 1.5°C above pre-industrial levels. As there is no established standard for aligning an energy supplier's decarbonisation targets within the 1.5°C temperature goal of the Paris Agreement, we have derived our NCI targets from scenarios developed for the Sixth Assessment Report of the Intergovernmental Panel on Climate Change. We start with the complete set of 1.5°C scenarios and then exclude scenarios which are too reliant on carbon removals or the use of bioenergy before removing outliers. We then calculate an emissions intensity for each scenario which is comparable to our own NCI. Finally, we produce a 1.5°C pathway based on the reductions in emissions intensity over time. We have chosen to use a range instead of any individual scenario to better reflect the uncertainty of the energy transition. We believe that using this pathway to set our targets demonstrates that they are aligned with the more ambitious 1.5°C goal of the Paris Agreement. For our oil products ambition to reduce customer emissions from the use of our oil products by 15–20% by 2030 compared with 2021 (Scope 3 Category 11), using the same set of 1.5°C scenarios developed for the Sixth Assessment Report, we determined the changes in oil volumes in the energy system. Our reduction percentage is more ambitious than the median value of this range and among the more ambitious scenarios. We therefore believe it is compatible with limiting global warming to 1.5°C in line with the Paris Agreement. We have set absolute and intensity reduction targets and an ambition for the GHG emissions from our own operations and from the products we sell over the short, medium and long term to track our performance. The NCI metric tracks progress in reducing the overall carbon intensity of the energy products sold by Shell. The NCI measures emissions associated with each unit of energy we sell, compared to a 2016 baseline. It reflects changes in sales of oil and gas products, and changes in sales of low- and zero-carbon products -- such as biofuels and renewable electricity. Unlike Scope 1 and 2 emissions, reducing the NCI of the products we sell requires action by both Shell and our customers, with the support of governments and policymakers, to create the right conditions for change. Our performance against our disclosed targets and ambition is set out in "Metrics used by Shell to assess climate-related risks and opportunities in line with our strategy and risk management process" on page 88. It includes information on how the targets and ambition are monitored and reviewed, the metrics used, whether our progress is in line with what we initially planned and an analysis of trends or significant changes in our progress towards achieving the targets and ambition. Sustainability Statements 357 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | Climate change (E1) continued

Climate-related targets and ambition

Strategic target/ ambition	Metric	Baseline value (baseline year)	2025 actual	2025	2030	2050
Emissions from our own operations (Scope 1 and 2, operational control)						
Target **Halve Scope 1 and 2 emissions, on a net basis**	% reduction	83 million tonnes CO_2e (2016)	**-36%**		-50%	**Net- zero emissions by 2050 (Scope 1, 2 and 3)**
Target **Eliminate routine flaring from upstream operations [A]**	absolute volume of routinely flared gas (million tonnes)	n/a	**eliminated**	eliminated		
Target **Maintain methane emissions intensity below 0.2% and achieve near-zero methane emissions intensity by 2030 [B]**	methane intensity (%)	n/a	**0.04% [1]** **0.002% [2]**	<0.2%	near-zero	
Emissions from the products we sell (Scope 3, equity boundary)						
Target **Reduce net carbon intensity (NCI) [C]**	% reduction	78 gCO_2e/MJ (2016)	**-9.0%**	-9-13%	-15-20%	
Ambition **Reduce customer emissions from the use of our oil products (Scope 3, Category 11)**	% reduction	569 million tonnes CO_2e (2021)	**-17.9%**		-15-20%	

[A] This target was subject to the completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC). We ceased routine flaring of associated gas in January 2025, achieving our target independent of the sale of SPDC to Renaissance which was completed on March 13, 2025.
[B] Methane intensity is measured and calculated separately for oil and gas assets with marketed gas [1] (gas, LNG and GTL available for sale) and assets without marketed gas [2] (oil and gas assets where gas is reinjected).
[C] Average intensity, weighted by sales volume, of the energy products we sell, on an equity boundary, net of carbon credits. Estimated total GHG emissions included in NCI reflect well-to-wheel emissions associated with energy products sold by Shell. This includes the well-to-tank emissions associated with the manufacturing of energy products by others that are sold by Shell.
[D] See "Our climate-related metrics, targets and ambition" on pages 87-98 for details of Shell's 2024 performance against our climate-related targets and ambition.

Climate change mitigation actions and decarbonisation levers

Shell's climate mitigation actions and identified decarbonisation levers are embedded in our energy transition plans to support the delivery of the absolute and intensity reduction targets and ambition that we have set for GHG emissions from our own operations (Scope 1 and 2) and from the products we sell (Scope 3). This covers all our businesses with the aim of reducing emissions from our operations and helping our customers transition to cost-competitive and low-carbon energy products and solutions. The actions we are taking include:

- reducing the GHG emissions from our operations (Scope 1 and 2) by improving our energy efficiency, deploying renewable electricity and reducing methane emissions in our assets and projects;
- growing our LNG business while decarbonising our portfolio by prioritising lower carbon intensity assets and investing in innovative decarbonisation pathways, including abatement projects to reduce CO_2 and methane emissions;
- managing our Integrated Gas and Upstream portfolio to support a balanced energy transition by cutting emissions from oil and gas production; and
- transforming our Downstream and Renewables and Energy Solutions business, supported by our global trading and supply capabilities, to offer low-carbon energy solutions.

We adapt our assets and activities as necessary to enhance our resilience to physical risks, whether or not related to climate change. Many of these adaptations are based on our Safety, Environment and Asset Management (SEAM) Standards and practices.

We also engage with governments on their climate policies to advocate policies that help establish regulatory frameworks to enable Shell to invest profitably in products and services that will help deliver a balanced energy transition.

The climate change mitigation actions we will take and decarbonisation levers we will implement to achieve our targets and ambition will depend on the evolution of our asset portfolio and the continued development of technologies which reduce carbon emissions.

We expect that, on a net portfolio basis, reductions, predominantly from abatement projects including carbon capture and storage (CCS) and electrification, are expected to outweigh increases in our Scope 1 and 2 emissions from new investments between 2025 and 2030. Our investments in producing low-carbon energy such as biofuels will increase our Scope 1 and 2 emissions, while reducing the NCI of the products we sell. Subsequent reductions in our emissions are reflected in the decarbonisation levers set out below and reflect an expected path to meeting our target by 2030.

The decarbonisation levers and actions planned to achieve our Scope 1 and 2 GHG emissions reduction target include:

- using more renewable electricity to power our operations;
- developing CCS for some of our facilities;
- improving the energy efficiency of our operations; and
- making portfolio changes such as acquisitions and investments in low carbon intensity projects, decommissioning facilities, and divesting assets while sustaining our liquids production.

358 Shell Annual Report and Accounts 2025

If required, we may choose to use carbon credits to offset any remaining emissions from our operations, in line with the carbon mitigation hierarchy of avoid, reduce and compensate. The decarbonisation levers and actions planned to achieve our net carbon intensity target include: ￮ growing our power sales, including those of renewable power; ￮ increasing the proportion of gas and LNG in our hydrocarbon sales while reducing the proportion of sales of oil products; ￮ increasing sales of low-carbon fuels, such as biofuels, and developing hydrogen; ￮ developing abatement projects, including deploying more CCS; and ￮ using carbon credits to offset remaining carbon emissions. In addition, achieving our ambition to reduce customer emissions from the use of our oil products (Scope 3, Category 11) by 15-20% by 2030 means reducing sales of oil products compared with our 2021 baseline, as we support customers to move to electric mobility and low-carbon fuels. We will continue to reassess our decarbonisation levers over time as part of our Operating Plan process to support the achievement of our targets and ambition. For details of the climate mitigation actions taken and decarbonisation levers delivered in 2025, see "Actions and resources in relation to climate change policies (E1-3)" on page 364, "Progress towards our Scope 1 and 2 target" on pages 96 and "GHG removals and GHG mitigation projects financed through carbon credits (E1-7)" on page 368. Investments and funding to support the transition plan Shell's capital investment and business plans, covering a 10-year cycle, include funding to deliver our 2030 targets and ambition. See "Actions and resources in relation to climate change policies (E1-3)" on page 364 for more information on our investments and funding which support our energy transition plans. In addition, see "Capex Plan assessment" on page 373 for an explanation of the key performance indicators of EU taxonomy-aligned capital expenditure (capex) and capex plans, and "Investing in the energy transition" on pages 81-83 for details of our short-term capex plans in support of our energy transition plans. Shell allocates capital through an integrated process that considers our aspired portfolio and product mix, hurdle rate (minimum acceptable rate of return), emissions impact and other factors, with the aim of taking decisions that balance short-, medium- and long-term business objectives. Energy transition plan operating expenditure (opex) and capital expenditure is reported by the main investment categories, such as non-energy products and low-carbon energy solutions, as well as by segment. Shell monitors and continues to evolve cash capital and operational expenditure by segment and by product group to achieve its targets and ambition. Potential locked-in GHG emissions Shell has not identified potential locked-in GHG emissions to be a significant transition risk. We believe our decarbonisation plans will deliver our GHG emissions reduction targets by 2030. Shell's business plans, including the impact of our identified decarbonisation levers, cover a 10-year forward-looking period. Decarbonisation targets are key to our business planning process. Shell's Operating Plan process identifies opportunities for Scope 1 and 2 GHG emission reductions, from assets and activities under our operational control over the short and medium term, which support our target to reduce Scope 1 and 2 absolute emissions by 50% by 2030, compared with the 2016 baseline, on a net basis. Additionally, Shell has identified Scope 3, Category 11 "Use of sold products" to be a significant category of Scope 3 emissions, along with categories 1, 3 and 9. See "Targets related to climate change mitigation and adaptation (E1-4)" on page 365 for details of Shell's climate-related targets and ambition up to 2030. Alignment with the EU Taxonomy Shell prepares its business and financial plans, including its energy transition plans, using a broader scope than the EU Taxonomy requires. See "The EU Taxonomy" on pages 370-376 for information about Shell's taxonomy-eligible and taxonomy-aligned activities. Shell's reporting on capital expenditure aligns with its business segments, which do not correspond to the industry codes contained in the Statistical Classification of Economic Activities in the European Community (NACE). Under the European Commission's Delegated Regulation (EU) 2021/2178, oil and gas production are non-eligible activities. Electricity generation from fossil gaseous fuels is an eligible economic activity. Capex related to coal, oil and gas Shell is active in the fossil fuel sector and makes significant capital expenditure on oil- and gas-related activities. Shell has assessed its cash capital expenditure measure to be the most relevant representation of its investment in the oil and gas sector. See "Investing in the energy transition" on pages 81-83 for details of our investments in the oil and gas sector in 2025. EU Paris-aligned benchmarks As Shell derives more than 10% of its total revenues from the exploration, extraction, distribution and refining of oil fuels, we are excluded from the EU Paris-aligned benchmarks, in line with the European Commission's Delegated Regulation (EU) 2020/1818 (Climate Benchmark Regulation), Article 12.1(e). Transition planning, business strategy and financial planning Shell's energy transition plans are embedded in and aligned with our strategy and are supported by our financial planning processes. At Group level, the potential impacts of the energy transition on our business model and strategy are discussed and assessed by the Board and the Executive Committee as part of the annual business planning cycle. This assessment allows us to challenge accepted ways of thinking, identify material risks and opportunities and identify key tensions and trade-offs. Management consideration of different climate change outcomes informs a range of areas, including but not limited to the setting of the long-term strategy, business planning, and investment and divestment decisions. The outcomes considered by management vary in relation to the extent and pace of the energy transition. We regularly update our business plans, commodity and carbon price outlooks, and assumptions as we work towards our climate-related targets and ambition. Our strategy reflects our responses to the climate-related risks and opportunities identified and energy transition plans developed. Our responses can be summarised as: ￮ delivery through our integrated business model; ￮ decarbonisation of our operations and energy value chains; and ￮ a focus on demand-driven decarbonisation — recognising that we need to work with our customers to identify low-carbon energy solutions for their energy demands in the sectors where we have competitive advantages. Sustainability Statements | Environment | Climate change (E1) continued 359 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | Climate change (E1) continued

See "Our strategy" on pages 9-11 and "Shell and the energy transition" on pages 73-87 for more information. See "Targets related to climate change mitigation and adaptation (E1-4)" on page 365.

Approval of the transition plan

The Board of Directors has primary oversight of the approval and delivery of Shell's strategy, including its energy transition plans.

The Board is supported by the Sustainability Committee (SUSCO), the Remuneration Committee (REMCO), the Audit and Risk Committee (ARC) and the Nomination and Succession Committee (NOMCO). The importance of sustainability means that these committees are informed about sustainability, including climate-related matters, as appropriate throughout the year.

The Chief Executive Officer (CEO) has the delegated authority from the Board to manage Shell's actions in relation to the Company's strategy. The CEO is assisted on climate-related matters by members of the Executive Committee to review and implement Shell's energy transition plans and ensure that such matters are monitored appropriately.

See "Climate-related risks and opportunities identified by Shell over the short, medium and long term" on pages 75-79 and "Board oversight of sustainability including climate-related impacts, risks and opportunities" on pages 104-105.

Progress in implementing the transition plan

Shell's performance and progress in the energy transition is measured with respect to our climate-related targets and ambition, including those reflected in the remuneration of senior management and employees.

See "Integration of sustainability-related performance in incentive schemes (GOV-3)" on page 340 and "Metrics used by Shell to assess climate-related risks and opportunities in line with our strategy and risk management process" on page 88 for more details.

The targets we have set are used to manage climate-related risks and opportunities as well as our performance and are focused primarily on reducing our absolute GHG emissions and our NCI. See "Our climate-related metrics, targets and ambition" on page 87 for details of Shell's progress in 2025.

Material impacts, risks and opportunities and their interaction with strategy and business model (ESRS 2 SBM-3)

Shell has identified and assessed the GHG emissions associated with our activities to be material, and climate change and the energy transition to be a material risk factor. See "Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3)" on page 344 for more details.

We set out in "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 our process to identify and assess material sustainability-related impacts, risks and opportunities. We have identified climate-related risks across four components: commercial, regulatory and societal (including litigation) transition risks, and physical risks. We have also identified climate-related opportunities as part of our risk assessment.

Climate-related impacts and risks

Type	Description	Time horizon
Impacts	◦ Scope 1 – direct GHG emissions from sources under Shell's operational control. ◦ Scope 2 – indirect GHG emissions from the generation of purchased energy (electricity, steam, heating or cooling) consumed by assets under Shell's operational control. ◦ Scope 3 – all other indirect GHG emissions occurring in Shell's upstream and downstream value chains, including emissions associated with the use of the energy products we sell.	Short, medium, long
Transition risks		
Commercial (CR1)	◦ The transition to a low-carbon economy may lead to lower sales volumes and/or margins due to a general reduction or elimination of demand for oil and gas products, possibly resulting in underutilised or stranded oil and gas assets, and a failure to secure new opportunities. ◦ Changing preferences of investors and financial institutions could reduce access to and increase the cost of capital.	Medium, long
Societal (including litigation) (CR2)	◦ Societal expectations around energy security and affordability, and mitigating climate change, continue to shift creating uncertainty, with a potential impact on Shell's licence to operate, reputation, brand and competitive position. This is likely to include litigation.	Short, medium, long
Regulatory (CR3)	◦ The transition to a low-carbon economy continues to increase compliance costs for our assets and/or products, and may include restrictions on the use of hydrocarbons. The lack of net-zero-aligned global and national policies and frameworks, and a fluid regulatory environment, increases the uncertainty around this risk.	Short, medium, long
Physical risks		
Physical risks (CR4)	◦ The potential physical effects of changing climatic conditions could adversely affect our assets, operations, supply chains, employees and markets.	Short, medium, long

Climate-related opportunities

Type	Description	Time horizon
Opportunities		
Opportunities (CO1)	◦ The transition to a low-carbon economy also brings significant opportunities for us to benefit from changing customer demands, given our position as a leading global energy provider.	Short, medium, long

360 Shell Annual Report and Accounts 2025

See "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347, "Climate-related risks and opportunities identified by Shell over the short, medium and long term" on pages 75-79 and "Metrics used by Shell to assess climate-related impacts, risks and opportunities in line with its strategy and risk management process" on pages 88-95. Current and anticipated effects on business model, value chain, strategy and decision-making In considering climate change, energy transition variables and the potential direction and pace of transition, we develop internal climate- related scenarios and evaluate them together with external scenarios. Consideration of different climate change scenarios informs management in a range of areas, including identifying and assessing material impacts, risks and opportunities; setting the long-term strategy; performing financial and business planning; and taking investment and divestment decisions. See "Climate-related risks and opportunities identified by Shell over the short, medium and long term" on pages 75-79 and "Impact of climate- related risks and opportunities on Shell's businesses, strategy and financial planning" on pages 80-81 for more information on how Shell evaluates the impact of material impacts, risks and opportunities on our business model, value chain, strategy and decision-making. Current and potential financial effects A range of current and potential financial effects of climate change and the energy transition on Shell's financial statements are outlined in Note 4 to the "Consolidated Financial Statements" on pages 244-255. Note 4 includes sensitivity analysis using various climate-related scenarios for oil and gas prices, chemical and refining margins, discount rates and carbon prices. Other financial impacts described in Note 4 include portfolio changes and asset useful life, product demand, decommissioning and restoration, deferred tax assets, onerous contracts, dividend resilience and physical risks. Note 4 describes how Shell has considered climate change in key areas of the financial statements and how this translates into the valuation of assets and measurement of liabilities. Shell's financial statements are based on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions that may exist in the foreseeable future. The current financial effects on Shell's financial position, performance and cash flows of the material climate-related risks and opportunities identified include the likelihood of litigation and increased compliance costs. Shell does not consider the identified effects to pose a significant risk of material adjustment to the carrying value of assets and liabilities within the next annual reporting period. Carbon costs in Shell's business plan Shell's business plan includes capex and operating costs to support the achievement of our Scope 1 and 2 emission reduction targets (on a net basis). These include asset-level abatement project costs that drive efficiencies and reduce emissions, the expected costs of complying with evolving carbon regulations based on a forecast of Shell's equity share of emissions and the cost of offsets for any residual amounts. Methods for estimating costs vary, depending on the nature of the cost. The 10-year business plan includes total capital expenditure for abatement projects, which include energy efficiency improvements, progressing material abatement projects at our chemicals manufacturing plants and refineries, CCS facilities, and electrification of our facilities, in excess of $3 billion. Total yearly costs in respect of carbon emissions in Shell's business plan gradually increase from $1 billion in 2026 to $4 billion in 2035, using our mid-price scenario for carbon costs. Costs for complying with evolving carbon regulations are based on a forecast of Shell's equity share of emissions and are included in the business plan at Shell's mid- price outlook on a country-by-country basis and represent management's best estimate. There is significant uncertainty as to how carbon regulations and costs will develop over the next decades. These will depend on policies set by countries and the pace of the energy transition. In accordance with the International Financial Reporting Standards (IFRS), Shell's financial statements are based on reasonable and supportable assumptions that represent management's current best estimate of the economic conditions that may arise in the foreseeable future, which is policy- based up to 2030 and then based on the mid-price outlook beyond 2030. See "Carbon price sensitivities" in Note 4 on page 250 for more information. Anticipated financial effects from transition risks and potential climate-related opportunities Shell's financial statements are based on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions that may exist in the foreseeable future. Overall, we mitigate climate-related risks through our strategy to deliver more value with less emissions. With our focus on performance, discipline and simplification, we believe that we are positioning ourselves to achieve our financial targets and climate-related targets and ambition. Shell will, through its business and financial planning processes, continue to refresh its assessment of the anticipated financial impact from the identified material transition and physical risks and potential climate-related opportunities. A number of anticipated and potential effects are set out in Note 4 to the "Consolidated Financial Statements" on page 244. This note includes an overview of key assumptions used for financial planning related to climate change and the energy transition in addition to details of the sensitivity of carrying values to commodity prices, carbon emission costs, chemical and refining margins, discount rates and demand, if different assumptions were applied. Sustainability Statements | Environment | Climate change (E1) continued 361 Shell Annual Report and Accounts 2025

Resilience of our strategy and business model See "Resilience of Shell's strategy to different climate-related scenarios" on pages 81-85 for information on the resilience of our strategy and business model to climate-change-related impacts, risks and opportunities. See Note 4 to the "Consolidated Financial Statements" on pages 244-255 for information about Shell's financial resilience. Shell's financial strength and access to capital give us the ability to effectively manage climate-related impacts and risks, capture opportunities and reshape our portfolio as the energy system transforms. They also allow us to withstand volatility in oil and gas markets. As we continue to implement our strategy to deliver more value with less emissions, we continue to optimise our capital allocation between our business segments. We regularly assess the sensitivity of our asset carrying values to carbon pricing, discount rates and commodity price assumptions as part of our efforts to track the resilience of Shell's strategy to climate-related risks and opportunities. As there is no single scenario that underpins our plans, sensitivity analysis has been conducted using a range of key assumptions to test the resilience of our asset base. The key areas of climate-change-related risks that have been subject to sensitivity analysis include: ￮ For Integrated Gas and Upstream, sensitivity to commodity prices and carbon prices has been tested covering the carrying value of goodwill, other intangible assets, property, plant and equipment, and joint ventures and associates. ￮ For Chemicals and Products, sensitivity to chemical margins, refining margins and carbon prices has been tested. ￮ Marketing and Renewables and Energy Solutions (R&ES) are expected to be resilient through the energy transition with limited exposure of stranded assets. ￮ Sensitivity to changes in the discount rate applied in impairment testing has also been tested. See Note 4 to the "Consolidated Financial Statements" on pages 244-255. We believe the areas of uncertainty in our resilience analysis are appropriately managed through our energy transition strategy and Operating Plan cycle, with relevant mitigating actions considered and portfolio changes enacted. In turn, we demonstrate the resilience of our business model and strategy as we adapt to changes in technology, policy, workforce reskilling requirements and customer preferences. The scope of our resilience analysis covers all business areas. Mitigation of physical risks, whether or not related to climate change, is considered and embedded in the design, construction and operation of our projects and/or operation of our assets. In the long term, the level of unpredictability is such that the need for investment in climate adaptation measures is not immediate. Our forward planning means we are in a position to monitor our assets and determine whether there is any need for adaptation action. Some investors and financial institutions have been aligning their portfolios to low-carbon opportunities, driven by both regulatory and broader stakeholder pressures. A failure to decarbonise in line with investor and lender expectations could have a material adverse effect on our ability to access financing for certain types of projects. This could also adversely affect our partners' ability to finance their portion of costs, either through equity or debt. Shell has looked, and continues to look, at sustainable financing options while focusing on delivering the Group's energy transition strategy as a whole. We consider the Group's financial framework to be an appropriate one for an oil and gas company navigating the energy transition. We believe our approach is increasingly recognised and understood by investors and financial institutions. In preparing our sensitivity analysis, we have used research from our technology programmes, along with work carried out by the IEA, the IPCC and other external bodies. We have also drawn from the expertise in our own energy security scenarios. Our scenarios are quantified by our World Energy Models, which are supplemented with climate analysis done in conjunction with the Massachusetts Institute of Technology. Scenarios are not intended to be predictions of likely future events or outcomes and, therefore, are not the basis for Shell's operating plans and financial statements. See "Resilience of Shell's strategy to different climate-related scenarios" on pages 81-85 and Note 4 to the "Consolidated Financial Statements" on pages 244-255. Policies related to climate change mitigation and adaptation (E1-2) Policies in place to manage material impacts, risks and opportunities related to climate change mitigation and adaptation Shell's policies for managing climate-related matters are based on the Shell Performance Framework (SPF). These policies include Shell's Safety, Environment and Asset Management (SEAM) Standards; our Carbon Management Framework; carbon pricing; our Greenhouse Gas and Energy Management process, policies and controls; and our Opportunity Realisation Standard. We identify, assess and manage climate-related impacts for activities under our operational control as part of our SEAM Standards. We expect non-operated joint ventures to adopt appropriate and acceptable policies to manage their risks. See "SEAM Standards" on page 107 and "Carbon Management Framework" on page 80 for information. Policies on climate change mitigation Business-level carbon plans Our policies require our businesses to develop plans that demonstrate a decarbonisation trajectory aligned with carbon budgets allocated at a business level, as appropriate, under the Carbon Management Framework. This includes delivery of applicable targets related to routine flaring and methane. These requirements are designed to ensure that our commitments are translated into tangible targets and plans and to enable the identification of synergies and dilemmas between shareholder value and emissions reductions and inform portfolio choices. Our policies require our businesses to determine the targets for carbon- significant and carbon-critical projects, assets and shipping fleets based on future CO2 costs and anticipated GHG emissions, including those across value chains, and in a manner that cumulatively delivers GHG performance consistent with our climate-related targets and ambition and future aspired portfolio. Our policies require businesses to integrate their targets and decarbonisation plans into their annual business plans. Sustainability Statements | Environment | Climate change (E1) continued 362 Shell Annual Report and Accounts 2025

Greenhouse Gas and Energy Management Plan Our policies require assets and shipping fleets with total annual GHG emissions of more than 50,000 tonnes to annually update and assure a Greenhouse Gas and Energy Management Plan (GHG EMP) which demonstrates planned delivery of their allotment of the business-level carbon target. The GHG EMP includes a marginal GHG reduction cost curve, economically assessed using applicable CO2 project screening values; a minimum 10-year forecast, or forecast to the end of field life for upstream assets, of anticipated future emission levels; plans demonstrating a trajectory to deliver targets related to flaring and methane emissions, where applicable; and a description of risks and opportunities in managing and delivering the forecast emissions, including energy efficiency levers and deployment of renewable energy. See "Internal carbon pricing (E1-8)" on page 369 for more details of project screening values. Our policies require the outputs of the GHG EMP to be integrated in the annual business plan, operating plans and strategic asset management plans, as appropriate. Our policies require the Global Process Council for Greenhouse Gas and Energy Management, led by the global process owner for GHG and including business and functional experts, to meet regularly to evaluate opportunities for the improvement of the processes, tools, communications and capabilities needed by the businesses to achieve our climate-related targets and ambition. Tracking of delivery plans Our policies require our shipping fleets and assets with total annual GHG emissions of more than 50,000 tonnes to track delivery of planned GHG reductions and to communicate any delay, alteration or termination of activities in delivering these reductions to the senior executive with single-point accountability for the business concerned. Integration of GHGs in project evaluation Our standards require projects to consider GHG emissions in their evaluation by including a forecast of annual Scope 1, 2 and 3 GHG emissions over the life of the project and by applying CO2 project screening values in the base economics and net-zero emission abatement curve. The aim of this requirement is to ensure that projects provide a reasonably accurate outlook of their GHG implications to inform robust investment decisions in light of Shell's emission reduction commitments. Carbon Critical and Carbon Significant Projects Carbon Critical Projects are opportunities (projects and deals) which are expected to result in an increase or decrease of 200,000 tonnes or more of Scope 1 and 2 CO2 equivalent emissions in their peak emissions year, or more than 10 terawatt-hours of power delivered in their peak generation year. These thresholds apply on a 100% basis for Shell-operated ventures or on an equity share basis for non-operated ventures. Our standards require Carbon Critical Projects to meet the GHG-related requirements of Shell's Opportunity Realisation Standard. The aim is to facilitate informed decision-making by identifying potential carbon-value trade-offs and carbon-value synergies and contextualising these projects in terms of those with the greatest potential to impact our ability to meet our GHG reduction commitments. Carbon Significant Projects refers to projects, assets or modifications of existing assets which are expected to result in more than 50,000 tonnes of CO2e total Scope 1 and 2 emissions in their peak emissions year or more than 1 terawatt-hour of power delivered in their peak generation year. These thresholds apply on a 100% basis for Shell-operated ventures or on an equity share basis for non-operated ventures. Our standards require Carbon Critical and Carbon Significant Projects to maintain a Greenhouse Gas and Energy Management Plan with GHG intensity targets or energy performance targets, or both. The aim is to ensure that projects with significant GHG emissions have targets benchmarked beyond the minimum requirements in our performance standards and plans to bring down GHG emissions over time in line with business-level reduction targets. For Carbon Critical and Carbon Significant Projects, our standards require the Greenhouse Gas and Energy Management Plan to be updated at each stage gate of the opportunity realisation process. Our standards require the plan to include an abatement curve demonstrating the project's approach to achieving net-zero GHG emissions; the project's value chain GHG emissions intensity; and a description of how carbon competitiveness has been implemented in project development through an evaluation of the greenhouse gas performance of the concept(s) considered. The aim is to ensure that project teams consider carbon as early as possible and to ensure it is appropriately considered at each stage gate. Our standards also require Carbon Critical and Carbon Significant Projects to meet the applicable performance standard(s) and implement all value-adding abatement options. The aim is to ensure that projects that significantly impact Shell's GHG commitments meet a minimum standard of GHG performance, and implement plans to further reduce their emissions by leveraging economically feasible GHG reduction opportunities. Our standards require Carbon Critical Projects to receive documented endorsement from the senior executive with single-point accountability for the relevant business and the technical function head for Safety, Environment and Asset Management for the project's greenhouse gas and energy management performance target(s) and the project's value chain intensity. Our standards require this endorsement at each decision gate within the opportunity realisation process and for the project mandate proposal to commit to a project and final investment proposal. Policies relevant to climate change adaptation Mitigation of physical risks, whether or not related to climate change, is considered and embedded in the design and construction of our projects and the operation of our assets to help minimise the risk of adverse incidents to our employees and contractors, the environment and communities where we operate, and our equipment. Acute and chronic physical risks, regardless of cause, are a key consideration in our design and engineering practices and standards. Resourcing our actions The Executive Vice President for Safety, Environment and Asset Management is the most senior executive in Shell with accountability for the development, governance and oversight of the SEAM Standards. Leaders of assets, performance units, businesses or functions are accountable for assessing which SEAM Standards are relevant, based on their objectives, risk profile and activities, and for implementing those standards as appropriate. Implementation of SEAM Standards relevant to climate change mitigation and adaptation is supported by members of Shell's SEAM function, which includes subject matter experts across a broad range of greenhouse gas and carbon technical specialisms and other disciplines. The requirements of our standards are communicated to people involved with implementation through various mechanisms, including internal communication channels, management systems and training, as appropriate. Sustainability Statements | Environment | Climate change (E1) continued 363 Shell Annual Report and Accounts 2025

Actions and resources in relation to climate change policies (E1-3) The scope of the actions described in this section covers Shell companies and joint ventures in which Shell is the operator, unless otherwise stated. Many of our actions are of an ongoing nature. Horizons for the completion of time-bound actions are indicated where applicable. Our actions are intended to help us achieve the desired outcome of our policies and standards by providing resources and expertise that support our businesses to implement them in fit-for-purpose ways. For the key actions we have taken in 2025, designed to deliver our decarbonisation levers in support of our transition plans, see "Drivers of absolute Scope 1 and 2 emissions change" on page 88, "NCI performance" on page 90 for details of the drivers of change in 2025 and "Energy transition in action – selection of portfolio changes and actions in 2025" on page 86 for details of actions taken in 2025. We are aiming to cut GHG emissions in our own operations by: ￮ lowering the GHG intensity of our operations through improved energy efficiency and reduced combustion, flaring and emissions venting; ￮ improving our monitoring of assets to reduce fugitive methane emission sources in our operations and by action such as signing the Oil and Gas Methane Partnership 2.0 reporting framework; ￮ reducing and, in our upstream operations, eliminating routine flaring, which we achieved in 2025; ￮ using more renewable electricity to power our operations; ￮ growing our LNG business with lower carbon intensity and continuing to invest in emissions abatement projects to reduce both CO2 and methane emissions; and ￮ developing and deploying carbon capture and storage solutions. Our Downstream and Renewables and Energy Solutions businesses are working to unlock value in power and low-carbon solutions, supporting our emissions reduction targets and positioning us for growth in hydrogen, carbon capture and storage (CCS) and low-carbon fuels. We are progressing significant abatement projects at our chemicals manufacturing plants and refineries; these key focused assets allow us to underpin our hydrocarbon energy sales and the sales of low-carbon energy products. Our energy transition plans for this decade across our Downstream, Renewables and Energy Solutions business are focused on: investing in biofuels, continuing to grow our integrated power business, growing our electric vehicle charging business where demand is strongest, and developing technologies related to CCS and carbon removals. These include: ￮ developing low-carbon fuels such as sustainable aviation fuel, renewable diesel and renewable natural gas to help our customers decarbonise without having to change their cars, trucks, aeroplanes or ships; ￮ investing in charging infrastructure to meet growing demand; ￮ making selective investments in renewable power generation, batteries and other grid-flexible technologies to decarbonise our own operations and provide low-carbon solutions to our commercial and industrial customers in our power business; ￮ continuing to invest in the production of hydrogen as a feedstock for synthetic fuels and as an energy carrier for transport and industry to expand the technology and reduce costs so that it becomes an available and affordable low-carbon option in the future; and ￮ working with governments, customers and partners to unlock the potential of carbon capture and storage and carbon removal to reduce emissions where there are few low-carbon alternatives. Across our businesses, high-quality carbon credits have been and may continue to be used by Shell and its customers to compensate for emissions in line with the carbon mitigation hierarchy of avoid, reduce and compensate. We continue to invest in the research and development, demonstration and commercial deployment of new technologies and products that contribute to decarbonisation. We invest in the latest energy technologies through partnerships with start-ups, larger companies and leading academic institutions seeking to electrify energy systems, decarbonise transport, gain data-based insights and provide innovative customer solutions. See "Energy Transition Strategy 2024" on page 73 for details of our ETS24 commitments, "Climate change mitigation actions and decarbonisation levers" on page 358 for more information about the decarbonisation levers we have identified to achieve our Scope 1 and 2 GHG emissions reduction target, our NCI target and Scope 3 Category 11 GHG emissions ambition; and "Progress towards our Scope 1 and 2 target" on pages 96-97 and "Progress towards our NCI target" on page 97 for details of how we expect our decarbonisation levers to progress towards our 2030 targets and ambition. Engagement and advocacy, directly with governments and indirectly through industry associations and coalitions, is part of our strategy. Shell engages with governments, regulators and policymakers in different ways to advocate robust policy, legislation and regulation in areas where we can best reduce our own emissions and support the decarbonisation of our customers. Our advocacy is focused on four key themes: ￮ achieving net-zero emissions — cross-sector policies that support the achievement of national net-zero commitments through comprehensive policy frameworks, carbon pricing and carbon accounting standards; ￮ supplying the secure energy the world needs — policies that support energy security, such as predictable regulatory frameworks that enable the production of hydrocarbons with lower emissions; ￮ driving changes in demand — policies that support changes in customer demand in transport and industry, such as vehicle standards, mandates for sustainable aviation fuel and a transition to low-carbon products; and ￮ growing low-carbon solutions — policies that encourage the development of low-carbon solutions, including incentives for biofuels, flexibility in feedstock choices and effective regulatory frameworks for hydrogen and CCS. Current and future financial and other resources allocated to the action plan As we continue to implement our strategy to deliver more value with less emissions, we continue to optimise our capital allocation and operational expenditure, balancing energy security and demand and energy transition opportunities. We recognise that to achieve our strategic targets and ambition of generating more value with less GHG emissions, and to effectively manage our risk profile including climate- related risks and opportunities, will require significant operational and capex allocated in our annual budgets and future business plans. Shell's capital investment and business plans include funding in support of our short- and medium-term energy transition plans. See "Investing in the energy transition" on pages 81-83 for more information about Shell's investments and funding supporting the implementation of our energy transition plans. Some financial institutions have been aligning their portfolios to low-carbon opportunities, driven by both regulatory and broader stakeholder pressures. Shell's financial strength and access to capital give us the ability to implement our climate change mitigation actions and adaptations. Sustainability Statements | Environment | Climate change (E1) continued 364 Shell Annual Report and Accounts 2025

See "Climate-related commercial risks" on page 76 for more information. Shell's capital investment and business plans, covering a 10-year cycle, include funding to deliver our 2030 targets and ambition. See "Resilience of Shell's strategy to different climate-related scenarios" on pages 81-83 for more information on our investments and expenditure which support our energy transition plans. See "The EU Taxonomy" on page 371 for information about Shell's taxonomy-eligible and taxonomy-aligned activities. Targets related to climate change mitigation and adaptation (E1-4) Information in this section reflects Shell's choice of boundary for its targets and ambition related to climate change mitigation and adaptation. See "General basis for preparation of sustainability statements (BP-1)" on pages 336-338 for more information. Climate-related targets As part of its energy transition plans, Shell has set several climate- related targets and an ambition, most of which predate the CSRD. For detailed information on Shell's climate-related targets and ambition, see "Transition plan for climate change mitigation (E1-1)" on page 357 and "Our climate-related metrics, targets and ambition" on pages 87-98. Shell has the following greenhouse gas emission reduction targets and ambition for Scope 1, 2 and 3: ￮ In March 2024, Shell set an oil products ambition to reduce customer emissions from the use of our oil products by 15–20% by 2030 (Scope 3 Category 11 (with 2021 the reference year)), in accordance with the CSRD and the ESRS definition of greenhouse gas emission reduction target. [A] ￮ In 2021, Shell set a target to halve the emissions from its operations (Scope 1) plus the energy it buys to run them (Scope 2) by 2030, compared to 2016 levels on a net basis. This target predates the CSRD and differs from the ESRS boundary and definitions. It is a net target and has been set on an operational control boundary in line with the GHG Protocol boundaries, and standard practice in the industry standards. The ESRS reporting boundary prescribed for Scope 1 and 2 deviates from the GHG Protocol (see "General basis for preparation of sustainability statements (BP-1)" on pages 336-338 for more information). In 2025, our combined Scope 1 and 2 emissions reflected a 9% reduction compared to 2024, and a 36% reduction compared to the 2016 baseline, on a net basis, without the use of GHG removals or avoided emissions. ￮ In 2021, Shell also set targets to reduce the net carbon intensity (NCI) of the products it sells (see "Targets used by Shell to manage climate-related risks and opportunities and performance against targets" on page 95 for more information). These targets also predate the CSRD and differ from the ESRS boundary and definitions. These net intensity targets are based on an equity boundary, which deviates from the ESRS boundary and definitions for total GHG emissions. [A] Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO2e) in 2023 and 569 million tonnes CO2e in 2021. Furthermore, in 2021, Shell set a target to become a net-zero emissions energy business by 2050 and is measuring progress towards this target using the other targets and ambition referenced in this section. For more information see "Transition plan for climate change mitigation (E1-1)" on page 357 and "Targets used by Shell to manage climate- related risks and opportunities and performance against targets" on page 95. Shell's target covers the full Scope 1 and 2 emissions and Scope 3 emissions from the energy products we sell. This target also predates the CSRD and differs from the CSRD definition of net-zero target. The pace of change in the energy transition is uncertain and there are currently no justified sectoral variations in line with recognised external sectoral pathways available. Shell's Operating Plan, outlook and business plans cover a 10-year forecast period and are updated every year. The business plan reflects our Scope 1, Scope 2 and NCI targets over the next 10 years. However, Shell's business plans cannot reflect our 2050 net-zero emissions target, as this target is currently outside our planning period. Shell's business plan reflects Shell's strategy. We will continue to update our business plan, price outlooks and assumptions as we move towards net-zero emissions by 2050. In addition to the above, Shell also set two additional climate-related targets that predate the CSRD: eliminate routine flaring from upstream operations by 2025 [B], which was achieved in 2025; and maintain methane emissions intensity below 0.2% and achieve near-zero methane emissions intensity by 2030. [B] This target was subject to the completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC). We ceased routine flaring of associated gas in January 2025, achieving our target independent of the sale of SPDC to Renaissance which was completed on March 13, 2025. The targets are forward-looking based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in this report. More detail on Shell's climate-related targets and ambition can be found in "Transition plan for climate change mitigation (E1-1)" on page 357. The framework and methodology used to determine our targets and ambition are set out in "Targets used by Shell to manage climate- related risks and opportunities and performance against targets" on page 95, recognising that most of Shell's climate-related targets predate the CSRD and differ from the ESRS boundary and definitions. See "Climate-related risks and opportunities identified by Shell over the short, medium and long term" on page 75 for details of the climate- related risks our targets and ambition are designed to manage. Decarbonisation levers We set out our decarbonisation levers to achieve the absolute and intensity reduction targets and ambition we have set for GHG emissions from our own operations (Scope 1 and 2) together with the decarbonisation levers planned to achieve our net carbon intensity target and our Scope 3, Category 11 ambition in "Climate change mitigation actions and decarbonisation levers" on page 358. See "Progress towards our Scope 1 and 2 target" on page 96 for a summary of the quantitative contributions of our decarbonisation levers to achieving our Scope 1 and 2 GHG emissions reduction target and "Progress towards our NCI target" on page 97 for a summary of the quantitative contributions of our decarbonisation levers to achieving our NCI reduction target. Energy consumption and mix (E1-5) Information in this section reflects the reporting boundary specified by ESRS except where explicitly stated. See "General basis for preparation of sustainability statements (BP-1)" on pages 336-338 for more information. Sustainability Statements | Environment | Climate change (E1) continued 365 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | Climate change (E1) continued

Energy consumption data in this section refer to primary (thermal) energy, such as the energy content of fuels used to generate electricity, steam, heat and mechanical energy. This includes energy from renewable and non-renewable sources.

The energy consumption data below reflect the energy generated and purchased by facilities within the scope of the ESRS reporting boundary. This boundary differs from the operational control boundary used by Shell to monitor and report energy consumption as reported in "GHG emissions and energy consumption data – information provided in accordance with UK regulations" on page 101.

Energy consumed by facilities under our operational control is calculated as follows:
- Energy generated from fuel and consumed is calculated by multiplying the volume of fuels consumed for energy purposes by their respective lower heating values.
- For purchased and consumed electricity from renewable sources, the energy is calculated using 100% generation efficiency.
- For purchased and consumed electricity from non-renewable sources, the energy is calculated using actual electricity purchased, multiplied by country-specific electricity generation efficiency factors from International Energy Agency statistics to determine the associated thermal energy expended at the source.
- Energy for purchased and consumed steam and heat is calculated from actual steam and heat purchased, multiplied by a supplier-specific conversion efficiency or by a generic efficiency factor where supplier-specific data are not available.

The detailed energy consumption data available from assets not operated by Shell vary. When available, the data are used. When not available, the data for material assets are estimated based on energy consumption to GHG ratios for similar types of operated assets.

Energy consumption and mix [A]

	million MWh	
	2025	2024
Energy consumption from facilities under Shell operational control	189	212
Energy consumption from fossil sources [C]	187	209
Coal and coal products	–	–
Crude oil and petroleum products	40	44
Natural gas	108	120
Other fossil sources	10	15
Purchased or acquired electricity, heat, steam and cooling from fossil sources	28	30
Energy consumption from nuclear sources	–	–
Energy consumption from renewable sources [C]	2.6	2.7
Fuels from renewable sources (biomass, biofuels, biogas, hydrogen from renewable sources)	0.03	0.2
Purchased or acquired electricity, heat, steam and cooling from renewable sources	2.4	2.5
Self-generated non-fuel renewable energy	0.1	–
Energy consumption from facilities not operated by Shell	80	77
Total energy consumption [B] [D]	269	289

[A] Split may not add up to the total due to rounding.
[B] ESRS reporting boundary.
[C] Of total energy consumption under operational control in 2025, 99% came from fossil sources and 1% from renewable sources (2024: 99% and 1% respectively).
[D] Excludes energy generated and exported to a third party or to the power grid.

Energy consumption in 2025 decreased compared with 2024 mainly due to portfolio changes and GHG abatement and transformation projects.

Energy generated by facilities under Shell's operational control and exported to third parties, including to the power grid, is presented below.

Renewable and non-renewable energy production [A]

	million MWh	
	2025	2024
Renewable energy production	6.0	5.1
Non-renewable energy production	7.7	5.4
Total	13.7	10.5

[A] Operational control boundary. Renewable and non-renewable energy production available for sale (energy produced net of energy consumed through own use). Includes energy generated and exported to a third party or to the power grid.

Energy intensity based on net revenue

Total energy consumption, used as the numerator, is prepared using the ESRS reporting boundary. This includes a reasonable estimate of consumption for consolidated assets not under Shell's operational control where the information was not available.

Net revenue, used as the denominator, corresponds to Revenue as presented in Shell's Consolidated Statement of Income and is prepared using the financial control boundary (in line with IFRS), where 100% revenue is reported for fully consolidated subsidiaries plus the Shell share of revenue recognised from joint operations, irrespective of operational control considerations. The numerator therefore differs from the denominator due to the inclusion of Shell-operated equity-accounted assets in the ESRS reporting boundary.

The resulting metric is set out in the table below, recognising the misalignment of boundaries across total energy consumption and net revenue. As revenue is expected to fluctuate with oil and gas prices and other factors which are not correlated with energy consumption, in our view, the information so calculated does not provide a reliable measure of energy intensity, nor does it permit a realistic comparison between reporting entities and over time.

Energy intensity based on net revenue

	unit	2025	2024
Total energy consumption [A]	million MWh	269	289
Net revenue [B]	$ million	266,886	284,312
Energy intensity per net revenue	MWh/$	0.001	0.001

[A] ESRS reporting boundary.
[B] See "Consolidated Statement of Income" on page 230.

Gross Scopes 1, 2, 3 and total GHG emissions (E1-6)

We follow the GHG Protocol's Corporate Accounting and Reporting Standard, which defines three scopes of GHG emissions:
- Scope 1: direct GHG emissions;
- Scope 2: indirect GHG emissions from the generation of purchased energy; and
- Scope 3: other indirect GHG emissions, including emissions associated with the use of sold products.

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Gross Scope 1, 2, 3 and total GHG emissions [A]

	million tonnes CO_2e	
	2025	2024
Scope 1 GHG emissions [B]		
Gross Scope 1 GHG emissions [C]	69	73
Consolidated accounting group [D]	62.1	65.3
Operated non-consolidated entities	6.9	8.1
Scope 2 GHG emissions [B]		
Gross location-based Scope 2 GHG emissions	8	9
Consolidated accounting group	6.8	7.5
Operated non-consolidated entities	1.4	1.6
Gross market-based Scope 2 GHG emissions	8	9
Consolidated accounting group	6.5	7.4
Operated non-consolidated entities	1.2	1.2
Significant Scope 3 GHG emissions [E] [F]		
Total gross Scope 3 GHG emissions	1,065	1,084
Category 1: Purchased goods and services	122	119
Category 3: Fuel and energy-related activities	103	117
Category 9: Downstream transport and distribution	4	3
Category 11: Use of sold products	836	845
Total GHG emissions		
Total GHG emissions (location based)	1,142	1,166
Total GHG emissions (market based)	1,142	1,166

[A] Figures disclosed are rounded. Rounding differences can occur between the total combined Scope 1, 2 and 3 absolute GHG emissions disclosed in this Report and the sum of components individually rounded to the nearest million tonnes.
[B] ESRS reporting boundary.
[C] The percentage of Scope 1 GHG emissions from assets falling under regulated emission trading schemes was 54% on an ESRS reporting boundary and prepared in line with GHG Protocol Corporate Accounting and Reporting Standard, with Scope 1 GHG emissions reported net of CO_2 transfers. The percentage remains 54% if CO_2 transfers from EU ETS assets are included in reported Scope 1 GHG emissions. In 2024, this percentage was 43%, reported on an operational control boundary.
[D] Figures are prepared in line with GHG Protocol Corporate Accounting and Reporting Standard and GHG emissions are reported net of CO_2 transfers. If CO_2 transfers from EU ETS assets were included, reported Scope 1 GHG emissions for 2025 would round to 62.4 million tonnes CO_2e.
[E] Equity reporting boundary.
[F] Categories 1, 3 and 11 are calculated using primary data, representing 99.6% of total significant Scope 3 emissions (2024: 99.7%).

Gross Scope 1 and Scope 2 emissions were lower in 2025 compared with 2024 due to portfolio changes and abatement projects. Key portfolio changes included the completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) in March 2025, the sale of Shell Energy and Chemicals Park Singapore in April 2025 and the acquisition of RISEC Holdings, LLC and its 609 MW two-unit combined-cycle gas turbine power plant in January 2025. Reductions from abatement projects mainly consisted of transformation projects at the Energy and Chemicals Park Rheinland in Germany, compressor electrification in Canada and catalyst improvements in Qatar.

Basis of preparation – Scope 1 and 2 emissions

In this section, Scope 1 and 2 emissions are presented in accordance with the ESRS boundary. See "General basis for preparation of sustainability statements (BP-1)" on pages 336-338 for more information.

Assets under our ESRS boundary include:
- assets wholly owned by Shell;
- joint operations operated by Shell (for which 100% of emissions are included), and those operated by others (for which the Shell share of emissions is included); and
- assets leased by Shell, such as maritime vessels.

Emissions from maritime vessels for which Shell only provides technical services are not included in our ESRS boundary

Our Scope 1 and 2 GHG emissions inventory was prepared in line with the requirements outlined in ISO 14064-1:2018 Specification with Guidance at the Organization Level for Quantification and Reporting of Greenhouse Gas Emissions and Removals and the GHG Protocol's Corporate Accounting and Reporting Standard.

In line with external standards, we aggregate our GHG emissions into tonnes of CO_2 equivalent by applying global warming potential (GWP) factors to non-CO_2 GHGs. Factors applied in 2024 and 2025 were taken from the IPCC's Fifth Assessment Report (AR5) over a 100-year time period, as stipulated by the UK Government GHG Conversion Factors for Company Reporting [A].

[A] We use GWP factors from AR5 to calculate our emissions, as stipulated by UK regulations which Shell is also subject to. Updates to GWP factors published in AR6, which ESRS requires us to use, are immaterial to Shell's GHG inventory.

GHG emissions comprise CO_2, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons, sulphur hexafluoride and nitrogen trifluoride, with CO_2 and methane being the most significant contributors.

Scope 1 emissions

All significant sources were included in our Scope 1 inventory. These sources comprise:
- combustion of carbon-containing fuels in stationary equipment (e.g. boilers, gas turbines) for energy generation;
- combustion of carbon-containing fuels in mobile equipment (e.g. trucks, vessels, mobile rigs);
- flares;
- venting and emissions from industrial processes (e.g. hydrogen plants, catalytic cracking units); and
- fugitive emissions, including piping and equipment leaks and non-routine events.

Our Scope 1 emissions are presented on a gross basis.

Scope 2 emissions

All significant sources were included in our Scope 2 inventory. Sources included comprise indirect emissions from purchased and consumed electricity, steam and heat. We did not identify any assets with imported cooling or compressed air used for energy purposes.

Scope 2 emissions are calculated using the market- and location-based methods separately as defined by the GHG Protocol Scope 2 Guidance. Scope 2 emissions are presented on a gross basis.

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Basis of preparation – Scope 3 emissions

See "Basis of preparation – Scope 3 emissions" on page 94 for the basis of preparation of the Scope 3 emissions we report on an equity basis.

Contractual instruments used in relation to Scope 2 GHG emissions

We consider energy to be derived from renewable sources if the origin of the purchased energy is clearly defined in supplier contracts including renewable power purchasing agreements and market instruments such as Guarantee of Origin from renewable sources in Europe or Renewable Energy Certificates in the USA and Canada.

The contractual instruments we have used in relation to the purchase of energy, both bundled with energy generation attributes and unbundled with energy attribute claims (i.e. rights to claim renewable energy attributes separate from the power purchased), by assets under our operational control, are as follows. Information from assets not operated by Shell cannot reasonably be estimated.

Scope 2 GHG emissions: Share and types of contractual instruments [A] [B]

		Percentage
	2025	2024
Contractual instruments used for the purchase of energy bundled with attributes about energy generation	14%	10%
Contractual instruments used for the purchase of unbundled energy attribute claims	86%	90%

[A] Operational control boundary.
[B] Share of total renewable energy purchased.

Biogenic emissions

CO_2 emissions from biogenic feedstocks are set out in the table below. These are not included in the GHG emissions inventory in line with the GHG Protocol and ISO 14064-1:2018 requirements. The biogenic emissions not included in Scope 1 and 2 emissions presented below are related to facilities under our operational control.

Biogenic emissions of CO_2 [A]

	unit	2025	2024
Direct biogenic emissions of CO_2 not included in Scope 1 emissions [B]	thousand tonnes CO_2	31.7	35.0
Indirect biogenic emissions of CO_2 not included in Scope 2 emissions [B]	thousand tonnes CO_2	0.2	45.5
Indirect biogenic emissions of CO_2 not included in Scope 3 emissions [C]	million tonnes CO_2	32	29

[A] The mass of CO_2 emissions from the burning of biologically sequestered carbon (e.g. CO_2 from burning biomass, biogas or biofuels for heat and/or power generation) as well as other processes (e.g. aerobic or anaerobic decomposition of biomass and soil organic matter).
[B] Operational control boundary.
[C] Equity boundary. Represents estimated emissions not included in Scope 3 Category 11 emissions. It is assumed that the presence of biogenic emissions associated with other Scope 3 categories is negligible.

GHG intensity per net revenue

Total GHG emissions, used as the numerator, is prepared as required by ESRS and reported in the table "Gross Scopes 1, 2, 3 and total GHG emissions" on page 367.

Net revenue, used as the denominator, corresponds to Revenue as presented in Shell's Consolidated Statement of Income and is prepared using the financial control boundary (in line with the International Financial Reporting Standards), where 100% revenue is reported for fully consolidated subsidiaries plus the Shell share of revenue recognised from joint operations, irrespective of operational control considerations.

The numerator therefore differs from the denominator due to the inclusion of Shell-operated equity-accounted assets in the ESRS reporting boundary. Additionally, revenue is expected to fluctuate with oil and gas prices and other factors which are not correlated with GHG emissions. As such, in our view, the information so calculated does not provide a reliable measure of GHG intensity, nor does it permit a realistic comparison between reporting entities and over time. Nonetheless, we have prepared the GHG intensity per net revenue metric, recognising the misalignment of boundaries across total GHG emissions and revenue.

The resulting metric is set out in the table below on both a market-based and location-based basis.

GHG intensity based on net revenue

	unit	2025	2024
Total GHG emissions (location-based)	million tonnes CO_2e	1,142	1,166
Total GHG emissions (market-based)	million tonnes CO_2e	1,142	1,166
Net revenue	$ million	266,886	284,312
Total GHG emissions per net revenue (location-based)	tonnes CO_2e / $	0.004	0.004
Total GHG emissions per net revenue (market-based)	tonnes CO_2e / $	0.004	0.004

GHG removals and GHG mitigation projects financed through carbon credits (E1-7)

Removal of GHG refers to the withdrawal of GHG from the atmosphere as a result of deliberate human activities. There are two main types of removal mechanism: enhancement of natural processes that remove carbon from the atmosphere, for example through natural carbon sinks, or technical or chemical processes that capture CO_2 and sequester it underground. CCS is considered a removal mechanism only when it results in "negative emissions", for example when paired with technologies like direct air capture or Bioenergy with Carbon Capture and Storage (BECCS).

In 2025, we reported no GHG removals resulting from projects developed in our own operations or contributed to in our upstream and downstream value chain.

Our Nature Based Solutions business invests in entities and projects, and develops projects that conserve, enhance and restore ecosystems – such as forests, grasslands and wetlands – to prevent GHG emissions or reduce atmospheric CO_2 levels. As these entities and projects issue carbon credits, Shell may choose to participate in the offtake of these credits as part of its offsetting activities.

Carbon credits may be used as we work to become a net-zero emissions energy business by 2050. They may be used by Shell and its customers to compensate emissions in line with the carbon mitigation hierarchy of avoid, reduce and compensate.

We believe that the carbon credits we use need to have a robust carbon benefit and deliver a positive impact on ecosystems and communities. We work closely with local partners to ensure that the carbon credit projects we invest in are of high quality, and are developed and certified under credible and independent carbon credit standards. We also carefully source and screen the credits which we purchase from nature- and technology-based projects developed by others. We do this to ensure that the carbon credits are real and verifiable, and that issues such as permanence, additionality and leakage have been adequately considered.

368 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | Climate change (E1) continued

As indicated in the table below, the certification standards we use include the Verra Verified Carbon Standard (VCS) Program, Gold Standard carbon offset certification and the ACR carbon crediting programme.

Carbon credits retirements [A]

	unit	2025	2024
Total amount of carbon credits outside the value chain that are verified against recognised quality standards and retired	million carbon credits	5.8	17.3
Verra	%	59%	74%
Gold Standard	%	22%	15%
ACR	%	10%	10%
Climate Action Reserve	%	9%	–%
Australian Carbon Credit Units	%	–%	1%
Share from removal projects	%	3%	3%
Share from reduction projects	%	97%	97%
Share from projects within the EU	%	–%	–%
Share of carbon credits that qualify as corresponding adjustments	%	–%	–%

[A] One carbon credit represents the avoidance or removal of one metric tonne of CO_2 equivalent.

In 2025, Shell accounted for the retirement of 5.8 million carbon credits (2024: 17.3 million), of which 5.5 million were related to our NCI (2024: 16.4 million), including 2.0 million linked to the sale of energy products (2024: 2.4 million).

The use of high-quality carbon credits, if required, is one of the decarbonisation levers available to Shell. We may choose to use carbon credits to offset any remaining emissions from our operations, in line with the carbon mitigation hierarchy of avoid, reduce and compensate.

Shell's business plan includes the option to retire a range of high-quality carbon credits in the future, as set out in the table below:

Range of voluntary carbon credits planned to be retired in the future

	unit	2026 to 2030 inclusive
Range of voluntary carbon credits outside the value chain planned to be retired in the future	million carbon credits	25-50

We review and update the planned range of voluntary carbon credits to be retired in the future as part of the annual Operating Plan process. We anticipate that the planned range will fluctuate over time, reflecting the uncertainty of the energy transition.

We have no quantitative plans for the use of carbon credits beyond the business plan period due to the uncertainties regarding the pace of the energy transition, customer demand and the related development of our business models in the decades leading up to 2050.

Internal carbon pricing (E1-8)

Shell uses shadow prices, called CO_2 project screening values (PSV), to assess the CO_2 resilience of all its business activities to potential future carbon costs, such as those arising from mandatory emission trading schemes or carbon taxes. PSVs do not consider costs that may be applicable to Scope 3 emissions.

We consider the potential costs associated with operational GHG emissions when preparing Greenhouse Gas and Energy Management Plans for projects and assets, and when evaluating capital projects before a final investment decision. For each region, we have developed short-, medium- and long-term estimates of the future costs of carbon. These are reviewed and updated annually. See Note 4 to the "Consolidated Financial Statements" on page 244 for further details on our regional cost of carbon estimates and "Policies related to climate change mitigation and adaptation (E1-2)" on page 362 for further details of our policies in respect of operational GHG emissions.

Up to 2030, our cost of carbon emission estimates are largely policy-driven through emission trading schemes or taxation levied by governments, which vary significantly from country to country. Beyond 2030, when policy predictions are more challenging, our estimates are based on the expected cost of the abatement technologies required to meet our 2050 target.

In line with 2024, the estimated cost is trending towards $50 or $230 per tonne (RT25 in 2025 and RT24 respectively), depending on the country, in 2050. See Note 4 to the "Consolidated Financial Statements" on page 251 for further details of our regional cost of carbon estimates and "Carbon pricing" on page 84.

Shell's cost of compliance with the emissions trading and related schemes was around $398 million in 2025 ($381 million in 2024), as stated in Shell's Consolidated Statement of Income for 2025.

Anticipated financial effects from material physical and transition risks and potential climate-related opportunities (E1-9)

We have used the option provided by Delegated Regulation EU 2025/1416 (the "Quick fix amendment") to defer certain additional reporting requirements that companies in the first wave of reporting under the CSRD would otherwise have to meet for 2025. This includes requirements for additional reporting on the financial effects of environment-related risks and opportunities.

However, a number of anticipated and potential effects are set out in Note 4 to the "Consolidated Financial Statements" on page 244. This note includes an overview of key assumptions used for financial planning related to climate change and the energy transition in addition to details of the sensitivity of carrying values to commodity prices, carbon emission costs, chemical and refining margins, discount rates and demand, if different assumptions were applied.

369 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment

EU Taxonomy

Introduction

Regulation EU 2020/852 (the "Taxonomy Regulation" or the "taxonomy") is a classification system for determining when an economic activity can be considered environmentally sustainable according to European Union (EU) standards. It aims to encourage investment in a low-carbon economy by creating common definitions of sustainability and mandatory disclosures to help investors make informed decisions.

Non-financial companies calculate the share of revenue (turnover), capital expenditure (capex) and operating expenditure (opex) associated with eligible economic activities. When the cumulative total exceeds a 10% threshold for any of the key performance indicators (KPIs) the relevant activities are screened against the taxonomy's technical criteria for environmental sustainability and minimum safeguards. This allows the aligned share of each KPI to be calculated. The opex KPI may be omitted if not material for the company's business model.

We have reported against the taxonomy since 2021 because we recognise the importance of increasing transparency about how companies are progressing in the energy transition.

In anticipation of the transposition by the Netherlands of the EU Corporate Sustainability Reporting Directive (CSRD) into national law, Shell's Sustainability Statements for the year ended December 31, 2025 are presented on a voluntary basis. Shell plc will come fully into scope of the EU Taxonomy Regulation upon the transposition of the CSRD by the Netherlands into law. The CSRD extends the EU Taxonomy Regulation's reporting obligations to third country issuers that are listed on European exchanges.

Reporting scope

The taxonomy's reporting scope covers Shell's global business, based on the financial consolidation boundary. Shell's eligible activities include elements of our chemicals, power generation and storage, hydrogen, biogas, electric vehicle charging, carbon capture and storage (CCS) and nature-based solutions (NBS) businesses. Our remaining businesses are non-eligible.

The taxonomy's reporting basis differs from that used in our financial statements, which are based on International Financial Reporting Standards (IFRS). For example, the taxonomy does not recognise our interests in equity-accounted joint ventures and associates, goodwill, feasibility expenses or integrated value chains.

These and other differences result in lower reported turnover, capex and opex under the taxonomy compared with our other disclosures.

Technical criteria

The taxonomy's technical criteria recognise stringent levels of environmental performance rather than transitional steps or alternative pathways. The complexity of the criteria and their reliance on EU standards can make the criteria difficult to interpret and apply, especially for activities outside the EU.

Eligible and aligned share of Shell's business

In 2025, Shell's eligible capex was $3,262 million or 10.9% (2024: $3,270 million or 10.6%). Our aligned capex was $1,370 million or 4.6% (2024: $1,849 million or 6.0%).

Our taxonomy-aligned capex is associated with activities including elements of our hydrogen, wind, solar, battery storage, biogas, and electric vehicle charging businesses, excluding individual assets that are not currently aligned with the technical screening criteria.

Cumulative turnover from our taxonomy-eligible economic activities is less than the taxonomy's de minimis threshold of 10%. In addition, the taxonomy's narrow definition of opex is not material for Shell's business model. As such, turnover and opex are considered to be non-material for taxonomy reporting purposes and their eligibility and alignment are not reported.

The taxonomy does not provide a complete picture of our low-carbon business. Nevertheless, we support efforts to improve the framework and advance climate-related disclosure more broadly. For more information, see "Less emissions" on pages 72-102.

Scope of taxonomy-eligible activities

1.4	Conservation forestry	✗ Equity-accounted JVAs	✗ Feasibility	✓ Eligible projects	✗ Non-eligible projects	✗ Trading
3.14 3.17	Manufacture of chemicals Manufacture of plastics	✗ Equity-accounted JVAs	✗ Feasibility	✓ Manufacturing	✗ Non-eligible products	✗ Trading
3.10 4.13	Manufacture of hydrogen Manufacture of biogas and biofuels	✗ Equity-accounted JVAs	✗ Feasibility	✓ Manufacturing	✗ Trading	✗ Feedstock (biofuels only)
4.1 4.3	Electricity from solar Electricity from wind	✗ Equity-accounted JVAs	✗ Feasibility	✓ Power generation	✗ Trading and B2B/B2C sales	✗ Decarbonisation of non-eligible activities
4.10	Storage of electricity	✗ Equity-accounted JVAs	✗ Feasibility	✓ Power storage	✗ Trading and B2B/B2C sales	
4.29	Electricity from fossil gas	✗ Equity-accounted JVAs	✗ Feasibility	✓ Power generation	✗ Trading and B2B/B2C sales	✗ Upstream, midstream, LNG, GTL
5.11 5.12	Transport of CO_2 Storage of CO_2	✗ Equity-accounted JVAs	✗ Feasibility	✓ Transport & storage	✗ Carbon capture	
6.15	Infrastructure enabling low-carbon road transport	✗ Equity-accounted JVAs	✗ Feasibility	✓ Infrastructure	✗ Retail power and hydrogen sales	✗ B2B/B2C solutions
7.6	Installation of renewable energy technologies	✗ Equity-accounted JVAs	✗ Feasibility	✓ B2C solutions		

B2B Business-to-Business B2C Business-to-Consumer JVA Joint Ventures & Associates LNG Liquefied Natural Gas GTL Gas-to-Liquids

✓ Taxonomy-eligible
✗ Taxonomy non-eligible

370 Shell Annual Report and Accounts 2025

The taxonomy framework The taxonomy establishes technical criteria for environmental sustainability across more than 150 economic activities and six environmental objectives. An activity is taxonomy-eligible if it is described in a delegated act adopted under the EU Taxonomy Regulation. Such an activity is eligible regardless of whether it complies with the technical screening criteria. An activity is taxonomy-aligned if it contributes substantially to one or more environmental objectives, does no significant harm to any of the other objectives, is carried out in compliance with minimum human and labour rights safeguards, and complies with the relevant technical screening criteria. The EU has stated that the taxonomy will develop over time. It notes that the fact that an activity does not contribute substantially to one of the EU's environmental objectives does not necessarily mean it is not sustainable. Not all activities with the potential to make a substantial contribution to the environmental objectives are yet included in the framework. Our eligibility and alignment Our eligible and aligned capex are presented in the table below. Eligible capex remained around 11% in 2025. Capex for five economic activities was assessed as taxonomy-aligned, including the manufacture of hydrogen, electricity from wind, electricity from solar, storage of electricity and infrastructure enabling low-carbon road transport. For a sixth activity, the manufacture of biogas and biofuels, we assessed some elements of our activities as taxonomy- aligned and some as non-aligned. Aligned capex decreased by $479 million compared to 2024. This primarily reflects the decision to stop construction of the biofuels plant in Rotterdam, lower investment in low-carbon road transport, and the end of construction for certain wind and solar assets. Turnover and opex are non-material for taxonomy reporting purposes, and therefore eligibility and alignment for these key performance indicators (KPIs) is not reported. Basis of preparation Shell seeks to prepare its disclosure in accordance with Delegated Regulation EU 2021/2178 (the "Disclosures Delegated Act") as well as several European Commission notices containing answers to frequently asked questions about taxonomy reporting issued between 2021 and 2025. Our disclosures in 2025 have been updated in accordance with Delegated Regulation EU 2026/73, which amends the Disclosures Delegated Act by introducing de minimis thresholds for assessing taxonomy eligibility and alignment of the KPIs and by allowing the KPI for opex to be omitted if it is not material to the company's business model. Shell has adopted a three-step process to prepare its taxonomy disclosure: ￮ we identify our eligible activities and map these to our assets and projects; ￮ we screen those activities for alignment with the technical criteria and the minimum safeguards; and ￮ we calculate the metrics for eligibility and alignment, based on the screening results. Each step is discussed below. Identification of eligible activities Shell has assessed its business against the economic activities qualifying for the taxonomy's six environmental objectives. These include the activities listed in Delegated Regulation EU 2021/2139 (the "Climate Delegated Act"), the gas-related activities listed in Delegated Regulation EU 2022/1214 (the "Complementary Climate Delegated Act") and the activities listed in Delegated Regulation EU 2023/2486 (the "Environmental Delegated Act"). The taxonomy does not provide criteria for determining when an economic activity is in scope for reporting. According to EU guidance, an economic activity takes place when resources — such as capital, goods, labour, manufacturing techniques or intermediary products — are combined to produce specific goods or services. Based on this definition, Shell treats economic activities as in scope for reporting if they correspond to final goods or services offered for sale to customers, or if they are intended to be offered for sale in the future, based on current business plans. We do not report on factors of production or overheads, such as real estate or information technology, since these do not represent a final good or service. We also do not report on activities which are immaterial to our results and are not intended to operate as stand-alone businesses, such as sales of waste heat or electricity from refineries and chemical plants. For 2025, we identified a total of 13 economic activities as taxonomy- eligible. Although we screen our activities against all applicable environmental objectives, the discussion of our performance against the technical screening criteria focuses on the climate mitigation objective. EU taxonomy eligibility and alignment 2025 KPI Total Pr op or tio n of T ax on om y el ig ib le a ct ivi tie s Ta xo no m y al ig ne d ac tiv iti es Pr op or tio n of T ax on om y al ig ne d ac tiv iti es Breakdown by environmental objectives of Taxonomy aligned activities Pr op or tio n of en ab lin g ac tiv iti es Pr op or tio n of tra ns iti on al a ct ivi tie s N ot a ss es se d ac tiv iti es co ns id er ed n on -m at er ia l Ta xo no m y al ig ne d ac tiv iti es o n pr ev io us fi na nc ia l y ea r ( 20 24 ) Pr op or tio n of T ax on om y al ig ne d ac tiv iti es in p re vio us fin an cia l y ea r ( 20 25 ) Cl im at e ch an ge M iti ga tio n Cl im at e ch an ge ad ap tio n W at er Ci rc ul ar ec on om y Po llu tio n Bi od ive rs ity Turnover 266,886 — — 3.1% 698 0.2 % Capex 29,818 10.9% 1,370 4.6% 4.6% 0.9% — — 1,849 6.0 % Opex 4,971 — — — 114 2.4 % Sustainability Statements | Environment | EU Taxonomy continued 371 Shell Annual Report and Accounts 2025

Alignment screening Shell has developed an internal process to assess its eligible activities for alignment with the technical screening criteria and minimum safeguards. This is based on our understanding of the requirements of the Disclosures Delegated Act. We only screen economic activities for alignment when their cumulative value exceeds the 10% de minimis threshold for turnover or capex. For each eligible activity, we begin by identifying the assets in scope for reporting. An asset is typically a discrete element of physical plant or equipment that contributes to an economic activity, such as a chemical plant or a wind farm, or a project in development that is intended to become an asset in the future. Once the assets for each activity have been defined, we review the Substantial Contribution and Do No Significant Harm (DNSH) criteria and proceed to screen the assets. Screening is carried out by subject matter experts and subject to cross-checking at various levels. The technical criteria are highly detailed, with extensive references to European standards and regulations, which are not widely used outside the region. Applying them poses several challenges including: ￮ where it is difficult to translate EU standards or regulations to a non- EU context; ￮ where Shell is materially aligned with a complex technical standard but varies in certain details; and ￮ where the criteria are expressed in qualitative terms that are open to interpretation or where the criteria are designed for a different range of applications than the one implied by the activity description. These situations require us to apply judgement in determining whether the criteria are met. Sometimes it is not possible to associate eligible turnover or capex with a specific asset. For example, this can happen when we incur expenses for an activity but the expenditure cannot be tied to a specific project for screening purposes. If alignment cannot be reasonably established according to our alignment screening process, the relevant amounts are classified as eligible but non-aligned. Situations can arise where we may not be able to screen all assets in scope of an activity. This can occur when an activity contains a large number of early-stage projects and it is more efficient to focus on the most material projects and treat the remaining ones as eligible but non-aligned. This situation can also arise when assets are acquired late in the reporting cycle and there is insufficient time to conduct a technical screening, or when it has not been possible to obtain information about a non-operated asset from joint-venture partners. Such assets are treated as eligible but non-aligned by default. Assets that do not have eligible turnover or capex to report are non- eligible and are not subject to technical screening. In practice, many early-stage projects are non-eligible because they have no turnover or capex to report, while feasibility expenditures incurred before a final investment decision are non-eligible under the taxonomy's narrow definition of opex. Technical screening outcomes described in this disclosure apply only to eligible assets that were screened in 2025. Where some assets or products in scope of an economic activity are assessed as fully aligned with the technical screening criteria while others are not, an allocation method is applied so that only the aligned portion is included. For example, this can occur when some biogas production is assessed as taxonomy-aligned and some as non-aligned. Where there is uncertainty with regard to how to interpret or apply the technical screening criteria in our alignment screening process, the relevant assets are assessed as non-aligned. In such cases, we intend to monitor future developments and update our approach as appropriate. Substantial Contribution The taxonomy's Substantial Contribution criteria are designed to ensure that an economic activity either has a substantial positive impact on one of the environmental objectives or substantially reduces negative impacts on the environment. The criteria vary from activity to activity. Shell screened its eligible economic activities against all relevant environmental objectives. For five activities, assets in scope for screening were assessed as aligned with the Substantial Contribution criteria for climate mitigation, including solar, wind, hydrogen manufacturing, storage of electricity and infrastructure enabling low- carbon road transport. For a sixth activity, manufacture of biogas and biofuels, some elements were assessed as aligned and some as non-aligned. Assets in scope for our remaining activities were assessed as non- aligned. For three activities, alignment could not be established due to uncertainty about how to interpret and apply the technical screening criteria. This was the case for carbon transport and storage, where there are questions as to whether local standards are equivalent to the international and EU standards referenced by the criteria, and for conservation forestry, where the technical criteria differ from internationally recognised carbon credit standards. Do No Significant Harm The taxonomy's DNSH criteria are designed to ensure that an economic activity does not impede other environmental objectives being reached. The combination of the Substantial Contribution and DNSH criteria is intended to ensure coherence between the taxonomy's objectives and to avoid progress towards one objective being made at the expense of another. The DNSH criteria for activities contributing to climate change mitigation include detailed requirements for climate change adaptation, water, circular economy, pollution prevention and biodiversity. The criteria vary for each environmental objective and activity. Shell screened its eligible economic activities against all relevant environmental objectives. For five activities, assets in scope for screening were assessed as aligned with the DNSH criteria for climate mitigation, including solar, wind, hydrogen manufacturing, storage of electricity and infrastructure enabling low-carbon road transport. For a sixth activity, manufacture of biogas and biofuels, some elements were assessed as aligned and some as non-aligned. In 2025, we continued to assess physical climate risks for our eligible activities in line with the requirements of the Generic Criteria for Do No Significant Harm to Climate Change Adaptation (Appendix A). See "Climate-related physical risks" on page 130 for further information. In assessing alignment with the DNSH criteria, we were required to apply judgement to our electric vehicle charging activities. Electric vehicle charging is referenced by multiple economic activities in the taxonomy, each of which has a different set of technical screening criteria. There is a lack of consensus in the market about which one to apply to different electric vehicle charging business models. Shell categorised all its electric vehicle charging businesses under the activity with the most stringent criteria, "6.15 Infrastructure Enabling Low- Carbon Road Transport and Public Transport". Sustainability Statements | Environment | EU Taxonomy continued 372 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | EU Taxonomy continued

For this activity, we assessed the DNSH criteria for waste management to be more applicable to medium- or large-scale infrastructure projects than to distributed, small-scale electric vehicle charging infrastructure with a small construction footprint. Our operating standards for electric vehicle charging include measures to limit waste generation and encourage reuse and recycling, which we assess as materially equivalent.

Our remaining eligible activities were assessed as non-aligned with one or more of the DNSH criteria. In several cases, we assessed ourselves as non-aligned due to uncertainty about how to interpret various aspects of the technical screening criteria.

Minimum safeguards

The taxonomy defines the minimum safeguards as procedures implemented by a company to ensure alignment with the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights, including the eight fundamental conventions identified in the Declaration of the International Labour Organisation on Fundamental Principles and Rights at Work and the International Bill of Human Rights.

Respect for human rights is embedded in the Shell General Business Principles and the Shell Code of Conduct. We have an integrated approach to human rights that is embedded into our policies and processes, which are applicable to all employees and contractors. This approach is informed by the UN Guiding Principles on Business and Human Rights.

We assessed our taxonomy-eligible activities as compliant with the minimum safeguards [A]. See "Human Rights" on page 119 for more information.

Capex Plan assessment

As specified in the Disclosures Delegated Act, capex and opex can be treated as aligned when such expenditures form part of a Capex Plan aimed at expanding an aligned activity or upgrading an eligible activity to enable it to become aligned.

To qualify, a Capex Plan must be approved by management and disclosed at the economic activity aggregated level. The expansion or upgrade must take place within five years, unless a longer period is justified by the specific features of the activity and the upgrade concerned. This can be up to a maximum of 10 years. The justification for a longer transition period must feature in the Capex Plan and be included in the disclosure. If the Capex Plan fails to meet the conditions within the specified timeframe, previously published KPIs must be restated.

A lack of consensus exists in the market about how to interpret various aspects of the technical screening criteria. There is also uncertainty about how the criteria might apply to future performance conditions. Shell has therefore decided not to recognise any capex as aligned under the Capex Plan provision in 2025.

Enabling and transitional activities

The taxonomy designates a subset of aligned activities as "enabling" or "transitional".

Transitional activities are those for which low-carbon alternatives are not yet available and which:
- have greenhouse gas emission levels that correspond to the best performance in the sector or industry;
- do not hamper the development and deployment of low-carbon alternatives; and
- do not lead to a lock-in of carbon-intensive assets, considering the economic lifetime of those assets.

Enabling activities are those which directly enable others to make a substantial contribution to an environmental objective, provided they:
- do not lead to a lock-in of assets that undermine long-term environmental goals, considering the economic lifetime of those assets; and
- have a substantial positive impact on the basis of life-cycle considerations.

An economic activity is only transitional or enabling if it complies with the technical screening criteria. In 2025, two of Shell's activities, storage of electricity and infrastructure enabling low-carbon road transport, qualified as enabling.

Calculating the key performance indicators

The taxonomy KPIs consist of separate measures for eligible and aligned turnover, capex and opex. Each measure is calculated as the amount associated with eligible or aligned economic activities (numerator) divided by the total (denominator).

Delegated Regulation EU 2026/73 amends the requirements for calculating the KPIs. Previously, companies were required to report eligibility and alignment for each KPI. Following the amendment, companies are required to report eligibility and alignment of a KPI when the cumulative share of eligible activities exceeds a de minimis threshold of 10% of the denominator of that KPI. The amendment also allows the opex KPI to be omitted if it is not material for a company's business model. Shell applied these amendments in preparing its taxonomy disclosure for 2025.

Comparative data for 2024 contained in this disclosure was prepared in accordance with the requirements that existed prior to the adoption of Delegated Regulation EU 2026/73. Other than the changes noted above, there have been no further changes to our methodology for calculating the KPIs.

Turnover

The turnover KPI comprises the Revenue line from the Consolidated Statement of Income. This measure is reconciled as follows.

EU taxonomy turnover 2025

		$ million
	2025	2024
Revenue from contracts with customers	257,352	274,347
Revenue from other sources	9,534	9,965
Total EU Taxonomy turnover	266,886	284,312

Shell's reporting of revenue in the Consolidated Statement of Income follows the IFRS definition, under which realised and unrealised gains and losses from hedging are recognised in revenue. We follow the same principles when calculating the numerator and denominator for the turnover KPI. In 2025, excluding hedging effects would have an immaterial impact on the numerator and denominator.

As cumulative turnover from our taxonomy-eligible activities amounts to less than 10% of total turnover, no further assessment of alignment for this KPI was conducted.

[A] In 2021, a notification to the Netherlands National Contact Point (NCP) was raised concerning the activities of SPDC as operator of the SPDC JV in Nigeria, in which SPDC held a 30% interest. In 2024, the NCP, in its final statement, highlighted recommendations in relation to SPDC's community feedback mechanism (CFM). SPDC continued to implement improvements to further align this mechanism with the UNGP effectiveness criteria for operational grievance mechanisms. As detailed elsewhere in this report, on March 13, 2025, Shell completed the sale of SPDC to Renaissance. All our reported eligible economic activities fall outside of Nigeria.

373 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | EU Taxonomy continued

Capex
The capex KPI comprises the Additions line from the "Consolidated Financial Statements Note 11 – Goodwill and intangible assets" and the Additions line from the "Consolidated Financial Statements Note 12 – Property, plant and equipment". Goodwill is excluded from the measure.

When business combinations involving an eligible activity occur in a prior reporting period but purchase price allocation takes place within the current period, we recognise the resulting movements to property, plant and equipment and intangible assets as an addition. These amounts are contained within Note 11 – Goodwill and intangible assets and Note 12 – Property, plant and equipment in the Sales, retirements and other movements line and are added to the numerator and denominator.

This measure is reconciled as follows.

EU taxonomy capex 2025

		$ million
	2025	2024
Additions to property, plant and equipment	23,823	26,446
Additions to goodwill and other intangible assets	6,284	4,611
Less: Goodwill	289	155
Add: Other movements	–	–
Total EUT capex	29,818	30,902

The numerator for aligned capex comprises the part of eligible capex that is (a) associated with taxonomy-aligned economic activities; (b) part of a Capex Plan to expand an aligned activity or to enable a non-aligned activity to become aligned; and (c) related to the purchase of output from taxonomy-eligible activities. Due to limited guidance about how (c) should be calculated, our reporting focuses on (a) and (b) only.

Cash capital expenditure as defined by the EU Taxonomy Regulation differs from Shell's cash capital expenditure measure. The latter monitors investing activities on a cash basis, excluding items such as lease additions, which do not necessarily result in cash outflows in the period. This measure comprises the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, investments in joint ventures and associates and investments in equity securities. Cash capital expenditure is presented on page 266.

Opex
The taxonomy defines the opex KPI as costs associated with maintenance and repair, building renovation, research and development and short-term leases. This is narrower than the definition of opex used in Shell's financial statements and does not capture all of our opex on otherwise eligible activities. The taxonomy definition of opex is reconciled as follows:

EU taxonomy opex 2025

		$ million
	2025	2024
Production and manufacturing expenses	21,898	23,379
Selling, distribution and administrative expenses	12,607	12,439
Research and development	1,170	1,099
Total operating expenses*	35,675	36,917
Less: Non-maintenance expenses	18,501	20,054
Less: Selling, distribution and administrative expenses	12,607	12,439
Add: Expenses relating to short-term leases	404	360
Total EUT opex	4,971	4,784

Shell's total operational expenditure* in 2025 was $35,675 million. Total operational expenditure for all economic activities, both eligible and non-eligible, under the taxonomy definition of opex was $4,971 million. We consider that the taxonomy's narrow definition of opex, amounting to 14% of Shell's total operational expenditure, renders the KPI non-material for our business model. As a result, the 10% de minimis threshold for eligibility does not apply, and we do not calculate eligibility or alignment for this KPI.

Other accounting policies
Eligibility and alignment are calculated separately for each economic activity.

The reporting boundary for each economic activity is determined by the scope of the activity description contained in the relevant delegated act. This boundary frequently differs from our integrated value chains and segmental reporting. As a result, various adjustments are needed to calculate the required figures. For example, we exclude sales of third-party products as well as trading and retailing from the calculation of the KPIs. These are significant for Shell's integrated business model but are not eligible for the taxonomy. Although intra-group sales are non-eligible, sales to our trading business are used in certain circumstances to calculate the turnover attributable to eligible parts of the value chain.

When a reporting entity is engaged in multiple economic activities, an allocation method is applied so that only the appropriate part is included. Reconciliation is made to the total for the relevant KPI to avoid double counting.

In some cases, a subsidiary or other related undertaking may have interests in more than one economic activity but insufficient data are available to disaggregate a KPI. In these cases, we allocate the KPI to the activity that best describes the primary business of the entity.

Capex additions related to acquisitions through business combinations are aggregated with other capex additions.

Shell's eligible and aligned capex is presented on page 376 in accordance with the template specified in Annex II of the Disclosures Delegated Act as amended by Delegated Regulation 2026/73.

374 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | EU Taxonomy continued

Contextual information on the KPIs

This section provides additional contextual information to accompany the presentation of the KPIs.

Turnover

In 2025, the cumulative turnover of our eligible economic activities was 3.1% of total turnover, which is below the 10% de minimus threshold for materiality under the taxonomy.

Shell's taxonomy-eligible economic but non-material activities contributing to the turnover KPI include manufacture of organic basic chemicals; manufacture of plastics in primary form; electricity generated from wind; electricity generated from solar; electricity generated from fossil gaseous fuels; manufacture of biogas; installation, maintenance and repair of renewable energy technologies; and infrastructure enabling low-carbon road transport.

Capex

In 2025, Shell's taxonomy-eligible capex was $3,262 million or 10.9% of the total. The economic activities that made the biggest contribution to eligible capex included the manufacture of chemicals and plastics, electricity from fossil gaseous fuels, and electricity from solar and wind.

Eligible capex for electricity from fossil gaseous fuels and electricity from solar and wind was a combined $1,486 million in 2025 compared with $1,038 million in 2024. The increase was driven primarily by the acquisition of Rhode Island State Energy Center (RISEC) Holdings, adding a 609 MW combined-cycle gas plant in the USA. Eligible capex for chemicals and plastics was a combined $924 million in 2025 compared with $898 million in 2024. Eligible capex for hydrogen was $280 million in 2025 compared with $295 million in 2024, reflecting continued investment in hydrogen electrolyser plants. Eligible capex for biogas and biofuels was $130 million in 2025 compared with $532 million in 2024, driven by the decision to stop construction of the biofuels plant in Rotterdam. Eligible capex for low-carbon transport, which includes electric vehicle charging and hydrogen mobility, was $241 million in 2025 compared with $336 million in 2024.

Aligned capex of $1,370 million decreased by $479 million compared with 2024. This primarily reflects the decision to stop construction of the biofuels plant in Rotterdam, lower investment in low-carbon road transport, and the end of construction for certain wind and solar assets.

Opex

The taxonomy's narrow definition of opex is not material for Shell's business model and as such eligible and aligned opex are not reported. See "Opex" on page 374 for more information.

Relationship to IFRS 8 reporting segments

Shell's taxonomy-eligible economic activities are reported within multiple reporting segments. These include the Renewables and Energy Solutions, Chemicals and Products, and Marketing segments referred to in Note 7 to the "Consolidated Financial Statements".

Scope of taxonomy-eligible activities

No	Economic activity	Scope	Notes
1.4	Conservation forestry	Nature-based solutions projects that meet the EU taxonomy activity description for conservation forestry and generate capital assets	[A], [B], [C]
3.10	Manufacture of hydrogen	Development and operation of hydrogen manufacturing assets	[A], [B], [C], [D], [E]
3.14	Manufacture of organic basic chemicals	Manufacture of taxonomy-eligible chemical products	[A], [B], [C], [D], [F]
3.17	Manufacture of plastics in primary form	Manufacture of polyethylene	[A], [B], [C], [D]
4.1	Electricity generation using solar photovoltaic technology	Development and operation of solar photovoltaic power assets	[A], [B], [C], [D], [G], [H]
4.3	Electricity generation from wind power	Development and operation of wind power assets	[A], [B], [C], [D], [G], [H]
4.10	Storage of electricity	Development and operation of utility-scale facilities that store electricity	[A], [B], [C], [G]
4.13	Manufacture of biogas and biofuels for use in transport and of bioliquids	Development and operation of assets for the manufacture of biogas and biofuels for use in transport	[A], [B], [C], [D], [I]
4.29	Electricity generation from fossil gaseous fuels	Development and operation of gas-fired power assets	[A], [B], [C], [D], [J], [K]
5.11	Transport of CO_2	Development and operation of CO_2 transport assets	[A], [B], [L], [M]
5.12	Underground permanent geological storage of CO_2	Development and operation of CO_2 storage assets	[A], [B], [L], [M]
6.15	Infrastructure enabling low-carbon road transport and public transport	Development and operation of electric vehicle charging points and hydrogen infrastructure for road transport	[A], [B], [G]
7.6	Installation, maintenance and repair of renewable energy technologies	Installation, maintenance and repair of renewable energy technologies, on site	[A], [B], [H]

[A] Excludes interests in equity-accounted joint ventures and associates.
[B] Excludes feasibility expenses incurred prior to final investment decision.
[C] Excludes trading activity.
[D] Excludes sales of third-party products.
[E] Excludes integrated hydrogen units whose outputs are primarily intended for internal consumption, such as desulphurisation in refineries.
[F] Excludes taxonomy non-eligible chemical products.
[G] Excludes B2B/B2C retail sales of electricity.
[H] Excludes expenditure on renewable power projects to reduce Scope 1 and 2 emissions for taxonomy non-eligible target activities.
[I] Excludes ventures engaged in the development of feedstocks for biofuels manufacturing.
[J] Does not include integrated generation or cogeneration units whose outputs are primarily intended for internal consumption.
[K] Does not include upstream exploration and production, midstream, LNG or GTL.
[L] Excludes carbon capture, subject to the remarks in Note [M].
[M] For integrated CCS projects where it is not practically possible to distinguish carbon capture, transport and/or storage, the "Storage of CO_2" activity is used.

375 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | EU Taxonomy continued

Capex KPI

Proportion of capex from products or services associated with taxonomy-aligned economic activities [A]

Economic Activities	Code	Taxonomy-eligible KPI (proportion of taxonomy-eligible capex)	Taxonomy-aligned KPI (Monetary value of capex)	Taxonomy-aligned KPI (proportion of taxonomy-aligned capex)	Environmental objective of taxonomy-aligned activities						Enabling activity	Transitional activity	Proportion of taxonomy-aligned in taxonomy-eligible
					Climate change mitigation	Climate change adaption	Water	Circular economy	Pollution	Biodiversity			
Conservation forestry	CCM 1.4	0.1%	–	–	–								–
Manufacture of hydrogen	CCM 3.10	0.9%	280	0.9%	0.9%								100%
Manufacture of organic basic chemicals	CCM 3.14	2.3%	–	–	–								–
Manufacture of plastics in primary form	CCM 3.17	0.8%	–	–	–								–
Electricity generation using solar photovoltaic technology	CCM 4.1	2.0%	568	1.9%	1.9%								95%
Electricity generation from wind power	CCM 4.3	0.8%	234	0.8%	0.8%								100%
Storage of electricity	CCM 4.10	0.1%	27	0.1%	0.1%						E		100%
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	0.4%	20	0.1%	0.1%								15%
Electricity generation from fossil gaseous fuels	CCM 4.29	2.2%	–	–	–								–
Transport of CO_2	CCM 5.11	0.02%	–	–	–								–
Underground permanent geological storage of CO_2	CCM 5.12	0.4%	–	–	–								–
Infrastructure enabling low-carbon road transport and public transport	CCM 6.15	0.8%	241	0.8%	0.8%						E		100%
Installation, maintenance and repair of renewable energy technologies	CCM 7.6	0.1%	–	–	–								–
Sum of alignment per objective					4.6%								
Total KPI (CapEx)		10.9%	1,370	4.6%	4.6%						0.9%	–	42%

[A] The taxonomy's reporting basis differs from that used in Shell's financial statements, which are based on International Financial Reporting Standards (IFRS). For example, the taxonomy does not recognise our interests in equity-accounted joint ventures and associates; goodwill; feasibility expenses; or the non-eligible parts of integrated value chains. These differences, and others, result in lower reported turnover and capex under the taxonomy compared with our other disclosures.

376 Shell Annual Report and Accounts 2025

Pollution (E2) We seek to manage the impact of our operations on air quality, water quality and soil and groundwater resources, while complying with applicable regulations. Our double materiality assessment has identified emissions to air, discharges to water, soil and groundwater, oil spills in Nigeria and hazardous substances as material topics. See "Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3)" on page 344 and "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 for more information. Why it matters Our businesses emit pollutants to air and water, subject to limits established by Shell or local standards, whichever are most stringent. Managing these emissions is part of our commitment to pursue the goal of no harm to people and to respect nature by protecting the environment. We design, operate and maintain our facilities with the intention of minimising discharges to air and water. We design, operate and maintain our facilities with the intention of avoiding discharges to soil or groundwater. However, there is potential for unintentional contamination to occur for reasons such as operational failure, accidents, unusual corrosion or third-party interference including theft or sabotage. We prepare and practise our emergency response to incidents and proactively manage soil and groundwater impacts and risks. Our products and operations involve the use of hazardous substances with the potential to harm people and the environment. We work to ensure our many products — such as fuels, lubricants and chemicals — are safe throughout their life cycle. This section explains how Shell manages air quality, water quality, soil and groundwater, and hazardous substances. See "Water (E3)" on page 381 for information about our approach to water stewardship, and "Safety" on pages 415-419 for information about our approach to process safety, emergency response and oil spills. Policies related to pollution (E2-1) Our approach to pollution control is governed by our Safety, Environment and Asset Management (SEAM) Standards. These contain standards related to air quality, water quality, product stewardship, soil and groundwater, as well as related standards such as process safety and emergency response. See "SEAM Standards" on page 107 for more information. The standards described in this section apply to Shell companies and joint ventures in which Shell is the operator, except where otherwise stated. We expect non-operated joint ventures to adopt appropriate and acceptable policies to manage their risks. Air quality We design, operate and maintain our facilities with the intention of minimising emissions of pollutants to air. Under normal operating conditions, we emit pollutants to air subject to limits established by local regulators or our own standards, whichever are more stringent. Volatile organic compounds (VOC) Our standards require emission sources with VOC emissions exceeding 100 tonnes per year to establish, implement and maintain a risk-based programme of monitoring to detect leaks and implement repairs. Our standards require controls to be implemented to reduce emissions from such sources to as low as reasonably practicable (excluding combustion sources and process streams where VOC content is less than 10% by weight). Nitrogen oxides (NOX) and sulphur oxides (SOX) Our standards for emissions of NOX and SOX distinguish between facilities located in member countries of the Organisation for Economic Co-operation and Development (OECD), whose regulatory frameworks are generally mature, and those located in countries outside the OECD, where they may be less so. For existing refineries or chemical plants in non-OECD countries, our standards set minimum performance levels for emissions of NOX and SOX. For other types of facilities located outside the OECD, those facilities are required to select an OECD country and apply the limits of the country selected. We require new facilities, and modifications to existing facilities, after July 1, 2024, to meet the International Finance Corporation's emission guidelines for NOX and SOX. Where this cannot be achieved, our standards require emissions to be reduced to as low as reasonably practicable. We also require new facilities, and modifications to existing facilities, after July 1, 2024, to assess the effect of future emissions on air quality in the surrounding area (airshed) and to meet airshed ambient air quality specifications. Where this is not achievable, emissions are to be reduced to as low as reasonably practicable. Water quality Our standards require disposal of waste water from our assets, projects or businesses to be managed in line with water stewardship principles. Our discharges to water are also subject to limits established by local regulators. We design, operate and maintain our onshore and offshore facilities to minimise discharges to water according to local regulatory requirements and our own standards. Our standards require new onshore assets and modifications of existing onshore assets after July 1, 2024, to meet the more stringent of our own or local regulatory limits for discharges of certain pollutants and increases in water temperature. Our standards are derived from the International Finance Corporation's environmental, health and safety discharge criteria. Our standards require new assets and existing assets modified after July 1, 2024, to use best available techniques (BAT) and meet best environmental practice (BEP) assessment criteria for water treatment. These are designed to ensure that an asset meets the most stringent of either local requirements or our own standards. For offshore operations, our standards prohibit the discharge to sea of non-aqueous drilling fluids such as oil-based muds and synthetic-based muds. Discharge of drilling cuttings to sea is only allowed subject to conditions such as distance to shore, expected dispersion of solids and if the concentration of certain substances is below specified limits. Our standards prohibit the use of mineral oil or diesel non-aqueous drilling fluids when drilling through aquifers or other beneficial use water-bearing zones. See "Water stewardship" on page 381 for information about our water consumption standards. Sustainability Statements | Environment 377 Shell Annual Report and Accounts 2025

Soil and groundwater Under normal operating conditions, our assets are designed to avoid emissions and discharges to soil or groundwater. However, there is potential for unintentional contamination to occur for reasons such as operational failure, accidents, unusual corrosion or third-party interference including theft or sabotage. Our standards on process safety prescribe technical standards and operating practices designed to prevent losses of containment and to prevent escalation and mitigate impacts should an incident occur. Our standards on emergency response are designed to ensure that we are appropriately prepared to respond to all credible emergency and worst-case spill scenarios. See "Safety" on page 415 for information about our standards on process safety and emergency response. Our standards on soil and groundwater apply to assets, projects or businesses under Shell's operational control. We apply similar requirements to divested sites where Shell retains responsibility for managing soil and groundwater issues. Our standards require our assets, projects or businesses to proactively assess and manage soil and groundwater related impacts and risks. This includes requirements to carry out soil and groundwater assessments on a regular basis and to determine whether any investigation, control or remedial action is required. Our standards require known or suspected releases to soil and groundwater to be investigated, assessed and, depending on the outcome of a risk assessment, remediated. For assets deemed to be at higher risk for soil and groundwater contamination, our standards require a groundwater monitoring plan, including an annual monitoring programme and the design of appropriate systems. For sites where benzene or ether oxygenates are present or suspected, we apply additional monitoring, control and remediation measures. In line with site-level assessments, our standards require our assets, projects or businesses to develop a remedial action plan documenting the actions to be taken to address potential soil and groundwater contamination. Product stewardship Our approach to product stewardship aims to make sure our products are safe throughout the life cycle. We also manage the use of hazardous substances and materials in our operations to minimise harm to people or the environment. Product safety Our standards require our assets, projects or businesses to identify, assess and manage hazards and risks associated with our products throughout the life cycle, from development, product handling, storage and transport to final disposal. As part of this process, we implement measures to prevent and mitigate actual or potential health, safety or environmental impacts. Our standards require re-evaluating existing products when entering a new market, altering a product's formulation or manufacturing, or when new and amended health, safety, exposure, environmental or regulatory information becomes known. We communicate the hazards and requirements to manage the risks of our products to customers, employees, contractors and authorities through product safety data sheets and product hazard labels. These standards apply to products such as fuels, lubricants and chemicals. Hazardous substances and materials in our operations Our standards require our assets, projects or businesses to identify, assess and manage the hazards and risks associated with substances and materials used in our operations. As part of this process, we evaluate hazards associated with the use, storage, transport and disposal of substances and materials and implement controls to prevent and mitigate actual or potential health, safety or environmental impacts. Our standards require a systematic approach to evaluating and managing hazards associated with purchased products through a chemical and product approval process. We communicate the hazards and requirements to manage the risks of hazardous substances in our operations to employees, contractors and authorities through product safety data sheets, product inventories, product hazard labels and other health, safety and environmental information. Animal welfare In some jurisdictions, chemical safety regulations require animal testing to assess the risks of new and existing substances and products. We aim to replace animal testing with suitable alternatives while continuing to innovate, develop and maintain new and safe products and technologies. Our standards require assets, projects or businesses to apply a hierarchy of controls to replace animal tests with alternatives where possible, to reduce the number of animals used and to refine test methods to make them as humane as possible. When animal testing is required by regulation, our standards require controls to ensure that stringent animal welfare standards are followed. Our production of biogas uses animal manure and other organic wastes as feedstock. Our standards require businesses, assets, operations or projects where animal-derived by-products are used as feedstock for products, fuels, or energy, and where the animal facilities are directly co-located or integrated with Shell-operated processing facilities, to implement an animal care and welfare programme. See shell.com for our Animal Welfare Report. Other policies See "Impact assessment" on page 348, "Water (E3)" on page 381, "Resource use and circular economy (E5)" on page 390 and "Safety" on page 415 for information about other standards relevant to pollution control. Actions and resources related to pollution (E2-2) In 2025, we took action to manage our air emissions and water discharges and improve our performance on air and water quality. We continued to manage soil and groundwater and product stewardship in line with existing standards and procedures. The scope of the actions described in this section covers Shell companies and joint ventures in which Shell is the operator, unless otherwise stated. Many of our actions are of an ongoing nature. Horizons for the completion of time-bound actions are indicated where applicable. Our actions are intended to help us achieve the desired outcome of our policies and standards by providing resources and expertise that support our businesses to implement them in fit-for-purpose ways. Sustainability Statements | Environment | E2 Pollution continued 378 Shell Annual Report and Accounts 2025

Air quality We follow our own standards and those of local regulators to manage airborne pollutants, including emissions of nitrogen oxides, sulphur oxides and volatile organic compounds. In 2025, we continued to implement leak detection and repair programmes to reduce emissions of VOCs, with a focus on emissions sources exceeding 100 tonnes per year. We also continued to implement GHG improvement opportunities, which often reduce emissions of other air pollutants. For example, operational emission reductions achieved from greenhouse gas abatement projects (e.g. reduced flaring, increased energy efficiency, and use of renewable electricity) can also reduce emissions of VOCs, SOx and NOx. Water quality We follow our own standards and those of local regulators to manage wastewater discharges. In 2025, we continued to embed our refreshed approach to water management in our operations, based on water stewardship principles. In some offshore assets, such as our Prelude floating LNG facility in Australia, we are implementing programmes to further assess wastewater discharges in response to new regulations. We continue to participate in industry consortia to develop tools and methodologies to improve the management of wastewater discharges. See "Water stewardship" on page 381 for more information about our approach to managing water. Soil and groundwater Shell operates a global soil and groundwater programme comprising an in-house team and experienced consultants who support Shell businesses to understand, assess and manage their soil and groundwater risks. We have an active research and development programme that helps develop best practice and we conduct scientific research on potential impacts associated with our activities. We often share our research findings with government agencies, researchers and other stakeholders to support the development of sustainable and risk-based environmental guidelines. We design, operate and maintain our facilities with the intention of preventing spills. To minimise the risk of spills, Shell has routine programmes in place to help reduce failures and maintain the reliability of facilities and pipelines. See "Process safety" on page 417 for more information. Product stewardship We work to ensure our products — such as fuels, lubricants and chemicals — are safe throughout their life cycle. We carry out risk assessments for products and additives and publish and distribute safety data sheets to customers globally. Working through industry consortia, Shell conducts research and development on tools and methodologies to better identify, assess and manage risks to water, air and soil. This includes understanding the implications of new scientific research and emerging regulations on pollutants. Resourcing our actions The Executive Vice President for Safety, Environment and Asset Management is the most senior executive in Shell with accountability for the development, governance and oversight of the SEAM Standards. Leaders of assets, performance units, businesses or functions are accountable for assessing which SEAM Standards are relevant, based on their objectives, risk profile and activities, and for implementing those standards as appropriate. Implementation of SEAM Standards relevant to pollution control is supported by members of Shell's Safety, Environment and Asset Management function, which includes subject matter experts in impact assessment, air emissions, water, ecotoxicology, soil and groundwater, process safety, emergency response and other disciplines. The requirements of our standards are communicated to people involved with implementation through various mechanisms, including internal communication channels, management systems and training, as appropriate. Planned actions In 2026, we will continue to: ￮ manage air emissions, water discharges, soil and groundwater, and hazardous substances in line with own standards and those of local regulations; ￮ implement leak detection and repair programmes at large facilities to address emissions of volatile organic compounds; and ￮ work towards improving our asset integrity and process safety performance, a key factor in our spills performance. Our action plans are responsive to changing business conditions. Planned actions not directly related to compliance with regulations or our own standards are subject to change. The actions indicated above represent key focus areas rather than an exhaustive list. Targets related to pollution (E2-3) Emissions of pollutants to air and water during normal operating conditions are often subject to limits and permit conditions established by local regulators at the asset level, which establish the performance level to be achieved for any improvements between a base period and a future period. Due to the diversity of our operations and the different regulatory frameworks to which we are subject, we have not set consolidated targets at a Group level for specific air pollutants, emissions to water, pollution to soil or specific loads, substances of concern or substances of very high concern. We measure the effectiveness of our policies and standards by monitoring our performance data and compliance with permit conditions. These efforts are supported by experts who monitor trends and provide technical advice to our operating assets. Pollution of air, water and soil (E2-4) This section describes our performance on air quality, water quality and spills in 2025. We present data on emissions to air and discharges to water against an operational control boundary. See "Supplementary data for pollution, water, biodiversity and waste, including estimates for non- operated assets" on pages 421-422 for data reported against an ESRS boundary. Air quality We gather data on emissions to air from the day-to-day running of our facilities. We work to minimise these emissions according to local regulatory requirements and our own standards. Sustainability Statements | Environment | E2 Pollution continued 379 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | E2 Pollution continued

Emissions to air (operational control) [A] [B]

	unit	2025	2024
Sulphur oxides (SO_X)	thousand tonnes	18	21
Nitrogen oxides (NO_X)	thousand tonnes	73	92
Volatile organic compounds (VOC) [C]	thousand tonnes	31	37
Benzene [D]	tonnes	217	276
Ethylene oxide	tonnes	1	2
Trichloromethane [E]	tonnes	2	
Hydrochlorofluorocarbons (HCFC)	tonnes	0.3	1
Particulate matter (PM)			
PM10	thousand tonnes	3	3
PM2.5	thousand tonnes	3	3
Carbon monoxide (CO)	thousand tonnes	29	29
Metals			
Chromium	tonnes	0.05	0.1
Copper	tonnes	0.4	0.5
Nickel	tonnes	2	6
Cadmium [E]	tonnes	0.1	
Polycyclic aromatic hydrocarbons (PAH) [F]	tonnes	1	1
Naphthalene	tonnes	7	8
Anthracene [E]	tonnes	0.2	
Ammonia	tonnes	350	323
Arsenic	tonnes	0.1	0.2
Hydrogen cyanide	tonnes	8	8

[A] Emissions to air are defined as the total mass of pollutants emitted to the atmosphere. Data are calculated at site level and consolidated for assets under Shell's operational control. In the absence of local regulation or an approved voluntary scheme, the highest practical tier from the following hierarchy is used: continuous monitoring, periodic monitoring, derived emission factors based on monitoring over a range of conditions; engineering calculations; equipment manufacturer emission factors; or use of default or standard emission factors. When emission factors are used, reference information and guidance include the European Monitoring and Evaluation Programme, the European Environment Agency, Concawe, the American Petroleum Institute and the International Maritime Organization. There is a degree of measurement uncertainty arising from the number of emission points for which data are calculated and variations in the emission factors used at site level, which in some cases are governed by local regulation. As a result of these limitations, it is not possible to furnish a range of estimates with confidence.

[B] Includes reporting by facilities with emissions above the thresholds specified in the European Pollutant Release and Transfer Register regulation (E-PRTR). Some facilities with emissions below these thresholds also submit data, particularly for SO_X, NO_X and VOCs.

[C] Revised from 32 thousand tonnes to 37 thousand tonnes for 2024 due to a reporting omission.

[D] Revised from 201 tonnes to 276 tonnes for 2024 due to a reporting omission.

[E] As trichloromethane, cadmium and anthracene are reported for the first time in 2025, comparative data for prior reporting periods are not available.

[F] PAH excludes naphthalene and anthracene, which are reported separately.

Our SO_X emissions in 2025 decreased to 18 thousand tonnes from 21 thousand tonnes in 2024.

Our NO_X emissions in 2025 decreased to 73 thousand tonnes from 92 thousand tonnes in 2024.

Our emissions of VOCs in 2025 decreased to 31 thousand tonnes compared with 37 thousand tonnes in 2024.

The reductions in SO_X, NO_X and VOC emissions are primarily attributable to the sales of the Shell Energy and Chemicals Park Singapore and The Shell Petroleum Development Company of Nigeria Limited (SPDC) in 2025.

Our assets are often required by regulators to gather air quality data for local performance monitoring and reporting. These requirements differ across jurisdictions.

Following technical work to identify assets outside the European Union with emissions of pollutants above the thresholds specified in the European Pollutant Release and Transfer Register (E-PRTR), we began reporting data on three additional air pollutants in 2025.

Emissions of individual air pollutants varies from asset to asset, depending on factors such as the type of facility, feedstock, process configuration and other factors. This results in some asset-level variation in the types and volumes of pollutants emitted.

Water quality

We gather data on pollutants in water returned to the environment from the day-to-day running of our facilities (referred to as "discharges to surface water"). We work to minimise these discharges according to local regulatory requirements and our own standards.

Pollutants discharged to surface water (operational control) [A] [B] [C] [D]

	2025	2024 (tonnes)
Total organic carbon (TOC) (as total C or COD/3)	1,820	1,557
Metals		
Arsenic	0.2	0.3
Cadmium	0.3	0.02
Chromium	3	0.3
Copper	1	0.3
Lead	2	0.1
Nickel	4	1
Zinc	97	3
Mercury [E]	0.003	0.002
Phenol	67	1
Benzene	69	0.04
Toluene [F]	56	
Ethylbenzene [F]	7	
Xylenes [F]	21	
Naphthalene [F]	4	
Absorbable organic halogens	16	35
Nitrogen	398	340
Phosphorus	115	63

[A] Pollutants discharged to surface water are defined as the total mass of pollutants present in controlled or regulated effluent discharges to surface water directly from assets. Figures are expressed on the basis of net discharge derived from measured concentrations and discharged effluent volumes. The scope includes pollutants discharged through produced water, process water, oil or water interceptors, cooling water and boiler blow-down water. It excludes oil spills, pollutants in water injected in reservoirs, quantities discharged to third-party treatment facilities and surface run-off water.

[B] Data on pollutants discharged to surface water are calculated at site level and consolidated for assets under Shell's operational control. In the absence of a locally required analysis method, the reported pollutants are analysed in samples taken from representative streams such as treated process water using pollutant-specific methodologies based on the American Public Health Association, the Royal Netherlands Standardization Institute and the International Organization for Standardization (ISO). There is a degree of measurement uncertainty arising from effluent sampling and logistics, local analytical capabilities and applied methods, and from the determination of the effluent volumes. Standardisation will reduce such uncertainties, but, as a result, it is currently not possible to furnish a range of estimates with confidence.

[C] Includes reporting by facilities with discharges above the thresholds specified in the European Pollutant Release and Transfer Register regulation. Some facilities with discharges below these thresholds may also submit data.

[D] In 2025, our consolidated reporting on discharges to water includes both onshore and offshore assets. Data for 2024 includes data for onshore assets only.

[E] Revised from 0.001 tonnes to 0.002 tonnes for 2024 due to a calculation error.

[F] As toluene, ethylbenzene, xylenes and naphthalene are reported for the first time in 2025, comparative data for prior reporting periods are not available.

380 Shell Annual Report and Accounts 2025

Our assets are often required by regulators to gather data on water quality for local performance monitoring and reporting. These requirements differ across jurisdictions. Following technical work to identify assets outside the European Union with emissions of pollutants above the thresholds specified in the E-PRTR, we began reporting data on four additional pollutants for offshore assets in 2025. As part of this process, we also identified the need to expand consolidated reporting by offshore assets. The majority of these assets are located outside the European Union and subject to local reporting requirements, necessitating additional work to report on a consolidated basis in accordance with E-PRTR. The addition of these assets results in a significant increase in our reported discharges in 2025 compared to 2024, when our reporting included onshore assets only. Discharges of individual pollutants varies from asset to asset, depending on factors such as the type of facility, feedstock, process configuration and other factors. This results in some asset-level variation in the types and volumes of pollutants discharged. Spills See "Spills" on page 419 for metrics and commentary related to oil spills, including in Nigeria. Because of the importance of process safety to preventing losses of containment, and preventing escalation and mitigating impacts should an incident occur, spills data are placed in this section so that they can be viewed alongside related disclosures on process safety and emergency response. Water and marine resources (E3) Water is essential to life and is an important resource in many industrial processes. As an energy company we need water for our operations, and this can affect other water users. Our double materiality assessment has identified fresh-water consumption, especially in water-stressed areas, as a material topic. See "Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3)" on page 344 and "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 for more information. Why it matters Shell's businesses consume water for a variety of uses. In 2025, around 72 million cubic metres of fresh water consumed was used for manufacturing oil products and chemicals (84%), with the remaining 13 million cubic metres mainly used for oil and gas production. Our use of water can have impacts on ecosystems and people. Consumption of water by our business activities has the potential to cause physical changes to ecosystems, affecting habitats and species. In water-stressed areas, it can exacerbate existing pressure on ecosystems and lead to competition with communities and other water users. To help us manage these impacts, we are implementing water stewardship principles across our businesses and developing local improvement plans. This section explains how Shell manages the sourcing, use, treatment and disposal of water. See "Pollution (E2)" on page 377 for information about our approach to water quality and soil and groundwater. See "Biodiversity and ecosystems (E4)" on page 383 for information about our approach to marine habitats. Policies related to water and marine resources (E3-1) Our approach to water is governed by our Safety, Environment and Asset Management (SEAM) Standards. These contain standards addressing water stewardship, management of discharges and the use of technology in our facilities, among other topics. See "SEAM Standards" on page 107 for more information. The standards described in this section apply to Shell companies and joint ventures in which Shell is the operator, except where otherwise stated. We expect non-operated joint ventures to adopt appropriate and acceptable policies to manage their risks. Water stewardship Our standards require our assets, projects or businesses to manage sourcing, use, treatment and disposal of water based on recognised water stewardship principles. Our standards are informed by external best practices, such as those developed by the Alliance for Water Stewardship. The objective is to manage our use and sourcing of water in ways that are socially equitable, environmentally sustainable, economically beneficial and achieved through a stakeholder-inclusive process that involves site- and catchment-based actions, in line with a water stewardship management plan. Such plans help us to move away from focusing only on our impact on the environment to a holistic approach that considers how we potentially impact, and are impacted by, the environment. They also help us to reduce consumption in water- stressed areas. The water stewardship principles are applicable to fresh-water and marine environments. To account for the diversity of Shell's operations, we expect assets, projects or businesses to meet the intent of the principles by applying them to their local circumstances in a fit-for- purpose way. Water stewardship principles Principles of water stewardship What this means for Shell Adopt good water governance Responsible sharing of water resources in a watershed or catchment of relevance through engagements with stakeholders such as industry associations, local authorities, collective water action networks and other users. Implement a sustainable water balance Withdraw sustainable amounts of fresh water from the catchment, taking into consideration current and future users. Consider recycling and reusing fresh water and taking water efficiency measures. Ensure good water quality Good water quality refers to water that meets the needs of native flora and fauna and people. This applies to surface water, groundwater and the marine environment. Shell contributes to this objective by managing effluent discharges. Focus on important water- related areas Consider mitigation actions if business activities within the catchment impact important water- related areas of high value to nature or people. Ensure safe water, sanitation and hygiene (WASH) for all WASH refers to efforts to address basic human water needs and rights related to access to safe and sufficient water for drinking and sanitation. In contexts where WASH provision is lacking, Shell may support provision for employees, customers and communities. For new projects, we undertake environmental and social impact assessments to identify measures to avoid or minimise impacts on water. We evaluate the long-term sustainability of water resources to select options that avoid or minimise disruption to the environment and other users. This helps to ensure we have a continued supply of water for our operations, while also minimising impacts and bringing benefits to others. See "Impact assessment" on page 348 for more information. Sustainability Statements | Environment | E2 Pollution continued 381 Shell Annual Report and Accounts 2025

See "Water quality" on page 377 for information about our standards on the prevention and abatement of water pollution. Shell is not a producer of biological or non-biological marine resources, such as deep-sea minerals or seafood products. Accordingly, we have not adopted standards on these topics. Our approach to promoting sustainable oceans and seas is covered by our standards on biodiversity, water stewardship and pollution control. Actions and resources related to water and marine resources (E3-2) Our actions in 2025 focused on embedding and progressing water stewardship management plans in applicable operations. The scope of the actions described in this section covers Shell companies and joint ventures in which Shell is the operator, unless otherwise stated. Many of our actions are of an ongoing nature. Horizons for the completion of time-bound actions are indicated where applicable. Our actions are intended to help us achieve the desired outcome of our policies and standards by providing resources and expertise that support our businesses to implement them in fit-for-purpose ways. Water stewardship management plans Our assets, projects or businesses are required to implement water stewardship principles by developing and implementing water stewardship management plans in accordance with our SEAM Standards. Since 2021, we have conducted water stewardship assessments at 25 assets across different businesses and regions, with a priority on operations in areas of high water stress and those that use significant quantities of fresh water. The insights gained from these assessments have moved us towards a more holistic stewardship approach. This goes beyond only focusing on water use to also considering factors such as water footprint, regional water stress, water quality, catchments, governance and stakeholder engagement. Examples of activities in development or under way in 2025 include: ￮ In Malaysia, the Shell MDS GTL plant completed the testing of a small-scale water treatment facility to recycle wastewater back into the process. The plant is exploring opportunities to scale and implement this. ￮ Shell Chemicals Park Moerdijk in the Netherlands and the Pearl GTL facility in Qatar reached final investment decisions to install advanced anaerobic water treatment units, which better manage effluent discharges. Areas of high water stress In 2025, we continued to make progress in reducing our consumption of fresh water in water-stressed areas, which we classify in accordance with World Resources Institute definitions subject to the qualifications set out below. Our exposure to water stressed areas has changed over time. In 2018, we assessed four facilities in areas of high water stress as material for this topic, based on the Aqueduct Water Risk Atlas and the volume of their fresh-water consumption. These included the Pearl GTL facility in Qatar; the Tabangao Refinery in the Philippines; and the integrated refining and chemical facilities on Jurong Island and Pulau Bukom in Singapore. Subsequent portfolio changes have reduced this footprint. Previously, Shell converted the Tabangao Refinery into a fuel import terminal, with the end of refining operations resulting in a large reduction of fresh- water consumption. In April 2025, we completed the sale of the Shell Energy and Chemicals Park Singapore, comprising the facilities on Jurong Island and Pulau Bukom. Pearl GTL continues to manage its use of water through its local water stewardship management plan. We also continue to manage water consumption at other assets in water stressed areas that make a smaller contribution to total consumption. Working with others Shell collaborates with universities, technology providers and other energy companies to identify and develop opportunities to improve our water management performance. We work with other companies through Ipieca, the global oil and gas industry association for advancing environmental and social performance across the energy transition, to support the development of water risk assessment tools to improve the way companies define, assess and respond to water- related risks. Our collaboration priorities focus on the practical implementation of water stewardship principles and the development and adoption of technology solutions for sustainable water management. These activities concern impacts related to water consumption and water quality. In 2025, Shell contributed to the Stockholm World Water Week, discussing water in the energy transition, and was the host of Ipieca's Water Peer-to-Peer workshop in Qatar. Resourcing our actions The Executive Vice President for Safety, Environment and Asset Management is the most senior executive in Shell with accountability for the development, governance and oversight of the SEAM Standards. Leaders of assets, performance units, businesses or functions are accountable for assessing which SEAM Standards are relevant, based on their objectives, risk profile and activities, and for implementing those standards as appropriate. Implementation of SEAM Standards relevant to water is supported by members of Shell's Safety, Environment and Asset Management function, which includes subject matter experts in impact assessment, water management, ecotoxicology and other disciplines. The requirements of our standards are communicated to people involved with implementation through various mechanisms, including internal communication channels, management systems and training, as appropriate. Planned actions In 2026, we will continue to: ￮ manage water consumption and quality in line with our own standards and those of local regulators; ￮ embed water stewardship management plans; and ￮ engage with external stakeholders and industry peers on water- related issues. Our action plans are responsive to changing business conditions. Planned actions not directly related to compliance with regulations or our own standards are subject to change. The actions indicated above represent key focus areas rather than an exhaustive list. Targets related to water and marine resources (E3-3) In 2021, we set a voluntary commitment to reduce our consumption of fresh water by 15% by 2025 compared with 2018 levels in areas where there is high fresh-water stress. We achieved this commitment ahead of time in 2022. Shell's commitment meets the ESRS definition of a target. In 2025, our consumption of fresh water in areas of high water stress was 6 million cubic metres compared with 25 million cubic metres in the base year of 2018, a 76% reduction over the period. Our consumption in 2025 fell by 10 million cubic metres, following a reduction of 1 million cubic metres achieved in the previous year. Sustainability Statements | Environment | Water and marine resources (E3) continued 382 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | Water and marine resources (E3) continued

This resulted primarily from the sale of the Shell Energy and Chemicals Park Singapore in April 2025, in addition to completion of a multi-year water reduction programme prior to the divestment of the asset. Remaining reductions reflect a variety of continuous improvement activities at the Pearl GTL facility in Qatar. This level of progress is consistent with our expectations when setting the commitment.

The scope of our original commitment covered the four facilities that, at the time, accounted for most of our consumption of fresh water in water-stressed areas. Its adoption responded to emerging scientific evidence about water-stressed areas and stakeholder concerns about our potential impact on such areas. Having met our commitment ahead of time in 2022, and with our exposure to water-stressed areas having significantly reduced over this period, this commitment was retired on schedule at the end of 2025. We have not adopted targets for commodities related to marine resources, as we consider this topic to have limited relevance for our business.

Water consumption (E3-4)

Our water performance data for 2025 are presented below.

We present data for water consumption against an operational control boundary. See "Supplementary data for pollution, water, biodiversity and waste, including estimates for non-operated assets" on page 422 for water consumption data reported against a financial control boundary.

Water consumption (operational control) [A] [B]

	million cubic metres	
	2025	2024
Water consumption [C]	86	90
Water consumption in areas of high water stress [C] [D]	6	16
Water recycled and reused [E]	18	18
Water stored [F]	–	–
Changes in water storage	–	–

[A] Water volumes are reported at site level using one or more of the following methods: metering, water bills from public utilities, pumping capacity multiplied by the time of pumping and process requirement estimates. Due to the site-specific nature of these calculations, it is not possible to state a degree of measurement uncertainty with confidence.
[B] Fresh water figures do not include once-through cooling water.
[C] Water consumption is defined as fresh water withdrawn minus fresh water discharged. Where "fresh water" is not defined by local regulation, below 2,000 mg/l total dissolved solids is used. Fresh water generally includes water from public utilities, water wells, lakes, ponds, streams and rivers.
[D] Areas of high water stress are areas where the ratio of water demand and water availability is high or extremely high according to the Aqueduct Water Risk Atlas tool of the World Resources Institute.
[E] Water recycled and reused is the volume of fresh water used in more than one process or more than once before final treatment and/or discharge to the environment. It does not include water used in re-circulating cooling towers, or non-fresh water used, such as sea water or brackish surface water and groundwater.
[F] Water stored means water continuously collected in containment structures. This is typically the last stage of processing where the water is managed by passive evaporation. The water may include treated or untreated associated water or rainwater.

Biodiversity and ecosystems (E4)

Our activities can affect natural habitats and the communities that depend on them. We seek to have a positive impact on biodiversity.

Our double materiality assessment has identified biodiversity loss, sensitive areas and species, and ecosystem services as material topics. See "Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3)" on page 344 and "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 for more information.

Why it matters

We recognise the urgency to protect and enhance biodiversity and ecosystem services. The links between biodiversity and climate are recognised in the UN Kunming-Montreal Global Biodiversity Framework of 2022 and successive meetings of the Conference of the Parties under the UN Framework Convention on Climate Change. We also acknowledge the important links between biodiversity and communities.

Our business activities have the potential to contribute directly or indirectly to drivers of biodiversity loss, such as climate change, pollution, land use change, fresh-water use change and sea use change. They also have the potential to impact critical habitats and other biodiversity sensitive areas, and to contribute to changes from natural to modified habitats, which can affect the quality or availability of ecosystem services used by local communities. We seek to minimise our impact on the environment through operating standards that address biodiversity and other aspects of environmental performance.

Our business activities depend on ecosystem services, such as provision of fresh water and natural resources, and benefits obtained from the natural processes and functioning of ecosystems, such as climate and flood regulation and erosion control.

We are still at an early stage of understanding how these issues may affect our business in the future, including with respect to our value chain. This section explains how Shell manages impacts on biodiversity and ecosystems, critical habitats and deforestation. See "Climate change (E1)" on page 357, "Pollution (E2)" on page 377, "Water and marine resources (E3)" on page 381 and "Resource use and circular economy (E5)" on page 390 for information about our approach to other environmental topics relevant to biodiversity.

Transition plan and consideration of biodiversity and ecosystems in strategy and business model (E4-1)

Shell businesses operate within land and marine ecosystems. For example, we need access to land for onshore operations such as oil and gas production, refineries, chemical plants, pipelines, retail facilities, and electricity generation and storage. We need access to marine areas for oil and gas production, pipelines, carbon capture and storage, wind power generation, marine terminals and shipping. Our operations also use natural resources, such as fresh water.

Our ability to develop new projects and opportunities depends in part on our ability to meet the expectations of regulators, communities and other stakeholders for managing our impact on biodiversity.

Our dependencies on nature will change as we progress in the energy transition. For example, our biofuel activities depend on access to land and the availability of natural resources, such as soil and water and the regulating ecosystem services they provide. Our nature-based solution activities depend on access to land as well as the supporting ecosystem services needed to capture CO_2 and enhance biodiversity.

We manage biodiversity in our operations through our operating standards and environmental management systems. We also work with peers through organisations, such as Ipieca, the global oil and gas industry association for advancing environmental and social performance across the energy transition, to deepen our understanding of the industry's impacts on biodiversity and to develop best practices.

Considering the integrated nature of our strategy, and how the identification and management of biodiversity impacts is embedded within it, we have not yet carried out a comprehensive assessment of the resilience of our strategy and business model specifically in relation to biodiversity and ecosystems as set out under the ESRS. See "Environment" on pages 120-122 for further information.

383 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | Biodiversity and ecosystems (E4) continued

Material impacts, risks and opportunities and their interaction with strategy and business model (ESRS 2 SBM-3)

We provide a consolidated list of sites in biodiversity sensitive areas in the table "Sites impacting biodiversity sensitive areas" on pages 384-386. This table is prepared by undertaking geospatial analysis of the overlap between Shell's operated asset footprint and mapped biodiversity sensitive areas (BSAs). To identify these areas, we use the World Database on Protected Areas (WDPA), maintained by the UN Environment Programme World Conservation Monitoring Centre (UNEP-WCMC), and the World Database of Key Biodiversity Areas (WDKBA) maintained by BirdLife International.

The BSAs used or applied in the assessment include UNESCO World Heritage Sites, the Natura 2000 network of protected areas, key biodiversity areas and other protected areas. The latter encompass Ramsar Wetlands of International Importance, Biosphere Reserves under the UNESCO Man and the Biosphere (MAB) Programme, areas designated under regional agreements such as OSPAR and Emerald Network, as well as nationally designated areas reported as International Union for Conservation of Nature (IUCN) Management Category I–IV in the WDPA.

Certain areas have multiple BSA designations with defined conservation objectives that may target different species or habitats. We analyse all applicable designations and their associated geographic areas and list them in the table accordingly.

Owing to the large number of operated assets that potentially impact biodiversity sensitive areas, uncertainties in interpreting ESRS requirements, and various data limitations, we apply judgement when consolidating sites by country and provide an indication of the business activities impacting the areas listed in the table.

Our assessment includes Shell sites under operational control, excluding our retail network and real estate locations, which generally have less potential for negative impact on BSAs due to their size and the nature of their activity, and because they are often located in urban and developed areas.

Our analysis is based on global datasets and may exclude other nationally designated sites that have not been submitted to the WDPA or WDKBA. Due to the setup of this analysis, it does not yield data on all site-specific impacts and dependencies on, or the ecological status of, all BSAs. We aim to undertake further work to enhance our understanding.

We assess land use change as a material impact. On a stand-alone basis, we do not assess land degradation, desertification or soil sealing as material impacts at a Group level. Some of our operations take place in locations where they may affect threatened species.

See "Supplementary data for pollution, water, biodiversity and waste, including estimates for non-operated assets" on page 423 for estimated information about assets not under operational control impacting biodiversity sensitive areas.

Sites impacting biodiversity sensitive areas (operational control) [A] [B] [C]

Country	Activity [D]	World Heritage Sites	Key biodiversity areas	Natura 2000 [E]	Other protected areas [F]
Australia	◦ LNG production ◦ Pipelines ◦ Gas-fired power	◦ Great Barrier Reef, World Heritage Site (natural or mixed) [G]	◦ Northern Swan Coastal Plain		
Canada	◦ Terminals ◦ Aviation fuel		◦ Comox Valley ◦ Fraser River Estuary		
India	◦ Onshore Wind		◦ Wild Ass Wildlife Sanctuary		
Italy	◦ Lubricants				◦ Valle del Ticino, UNESCO-MAB Biosphere Reserve
Malaysia	◦ Terminal		◦ North-central Selangor coast		
Netherlands	◦ Hydrocarbon exploration and production ◦ Pipelines ◦ Renewables ◦ Refinery ◦ Chemical plant	◦ Wadden Sea, World Heritage Site (natural or mixed) [H]	◦ Bargerveen ◦ De Wieden ◦ Drentsche Aa-gebied ◦ Duinen Ameland ◦ Duinen Terschelling ◦ Fochteloërveen ◦ Friese Front ◦ Hollandse Kust ◦ Hund- und Paapsand ◦ Kagerplassen e.o. ◦ Krimpenerwaard ◦ Lauwersmeer ◦ Meijendel & Berkheide ◦ Midden Delfland & Oude Leede ◦ Noordzeekustzone ◦ Oldambt	◦ Achter de Voort, Agelerbroek & Voltherbroek, SAC ◦ Bargerveen, SAC ◦ Bargerveen, SPA ◦ De Wieden, SAC ◦ De Wieden, SPA ◦ Doggersbank, SAC ◦ Drentsche Aa-gebied, SAC ◦ Duinen Ameland, SAC ◦ Duinen Ameland, SPA ◦ Duinen Terschelling, SAC ◦ Duinen Terschelling, SPA ◦ Elperstroomgebied, SAC ◦ Fochteloërveen, SAC ◦ Fochteloërveen, SPA ◦ Friese Front, SPA	◦ Achter de Voort, Agelerbroek & Voltherbroek, NCA ◦ Außenems, Nature Reserve ◦ Bargerveen, NCA ◦ Bargerveen, Ramsar Site ◦ Centrale Oestergronden, NCA ◦ De Wieden, NCA ◦ Doggerbank, OSPAR MPA ◦ Doggersbank, NCA ◦ Drentsche Aa, National Park ◦ Drentsche Aa-gebied, NCA ◦ Duinen Ameland, NCA ◦ Duinen Terschelling, NCA ◦ Elperstroomgebied, NCA ◦ Fochteloërveen, NCA ◦ Friese Front, NCA ◦ Landgoederen Oldenzaal, NCA

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Sustainability Statements | Environment | Biodiversity and ecosystems (E4) continued

Country	Activity [D]	World Heritage Sites	Key biodiversity areas	Natura 2000 [E]	Other protected areas [F]
Netherlands continued			◦ Panningen - Roggel ◦ Polder Zeevang ◦ Reestdal ◦ Slagharen - de Krim ◦ Voordelta ◦ Waddenzee ◦ Westerwolde ◦ Zoetwatergetijderivieren ◦ Zuidlaardermeergebied ◦ Zuidoost-Achterhoek	◦ Hund und Paapsand, Site of Community Importance (Habitats Directive) ◦ Hund und Paapsand, SPA ◦ Landgoederen Oldenzaal, SAC ◦ Lauwersmeer, SPA ◦ Meijendel & Berkheide, SAC ◦ Noordhollands Duinreservaat, SAC ◦ Noordzeekustzone, SAC ◦ Noordzeekustzone, SPA ◦ Polder Zeevang, SPA ◦ Solleveld & Kapittelduinen, SAC ◦ Springendal & Dal van de Mosbeek, SAC ◦ Vecht- en Beneden-Reggegebied, SAC ◦ Voordelta, SAC ◦ Voordelta, SPA ◦ Waddenzee, SAC ◦ Waddenzee, SPA ◦ Westduinpark & Wapendal, SAC ◦ Zuidlaardermeergebied, SPA	◦ Lauwersmeer, National Park ◦ Lauwersmeer, NCA ◦ Lauwersmeer, Ramsar Site ◦ Meijendel & Berkheide, NCA ◦ Noordhollands Duinreservaat, NCA ◦ Noordzeekustzone, NCA ◦ Noordzeekustzone, OSPAR MPA ◦ North Sea Coastal Area, Ramsar Site ◦ Polder Zeevang, NCA ◦ Solleveld & Kapittelduinen, NCA ◦ Springendal & Dal van de Mosbeek, NCA ◦ Vecht- en Beneden-Reggegebied, NCA ◦ Voordelta, NCA ◦ Voordelta, OSPAR MPA ◦ Voordelta, Ramsar Site ◦ Wadden Sea, Ramsar Site ◦ Waddensea Area, UNESCO-MAB Biosphere Reserve ◦ Waddenzee, NCA ◦ Weerribben-Wieden, National Park ◦ Westduinpark & Wapendal, NCA ◦ Wieden, Ramsar Site ◦ Zuidlaardermeergebied, NCA ◦ Zuidlaardermeergebied, Ramsar Site
South Africa	◦ Terminals		◦ Gouritz Cluster - Mossel Bay		
Thailand	◦ Terminals ◦ Lubricants		◦ Lower Central Basin		
Trinidad and Tobago	◦ LNG production ◦ Pipelines		◦ Victoria-Mayaro Forest Reserve		◦ Victoria Mayo Reserve, Nature Reserve
Turkey	◦ Terminals		◦ Tahtali Daglari		
United Kingdom	◦ Hydrocarbon exploration and production ◦ Pipelines		◦ Bowland Fells ◦ North Pennine Moors ◦ North Yorkshire Moors ◦ South Pennine and Peak District Moors ◦ Ythan Estuary, Sands of Forvie and Meikle Loch	◦ Solent and Dorset Coast, SPA	◦ Asby Complex, Emerald Network ◦ Bentley Wood, SSSI ◦ Carstairs Kames, SSSI ◦ Cromer Shoal Chalk Beds, Marine Conservation Zone ◦ Cromer Shoal Chalk Beds, OSPAR MPA ◦ Crosby Ravensworth Fell, SSSI ◦ Dark Peak, SSSI ◦ Dogger Bank, Emerald Network ◦ Dogger Bank, OSPAR MPA ◦ East of Gannet & Montrose Fields, OSPAR MPA ◦ Farleton Knott, SSSI ◦ Faroe-Shetland Sponge Belt, OSPAR MPA ◦ Flamborough and Filey Coast, Emerald Network ◦ Forvie, National Nature Reserve ◦ Fulmar, OSPAR MPA ◦ Greater Wash, Emerald Network ◦ Greater Wash, OSPAR MPA ◦ Haisborough, Hammond and Winterton, Emerald Network ◦ Haisborough, Hammond and Winterton, OSPAR MPA ◦ Lazonby Fell, SSSI ◦ Liverpool Bay / Bae Lerpwl, Emerald Network ◦ Liverpool Bay / Bae Lerpwl, OSPAR MPA ◦ Meikle Loch and Kippet Hills, SSSI ◦ Mersey Estuary, SSSI ◦ Morecambe Bay Pavements, Emerald Network

385 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | Biodiversity and ecosystems (E4) continued

Country	Activity [D]	World Heritage Sites	Key biodiversity areas	Natura 2000 [E]	Other protected areas [F]
United Kingdom continued					◦ Mundesley Cliffs, SSSI ◦ North Norfolk Sandbanks and Saturn Reef, Emerald Network ◦ North Norfolk Sandbanks and Saturn Reef, OSPAR MPA ◦ North-east Faroe-Shetland Channel, OSPAR MPA ◦ Norwegian Boundary Sediment Plain, OSPAR MPA ◦ Oxmoor Wood, Local Nature Reserve ◦ Peak District Moors (South Pennine Moors Ph1), Emerald Network ◦ Red Moss of Netherley, Emerald Network ◦ Red Moss of Netherley, Nature Reserve ◦ Red Moss of Netherley, SSSI ◦ Ribble Estuary, Marine Conservation Zone ◦ River Clyde Meanders, SSSI ◦ River Dee, Emerald Network ◦ River Eden and Tributaries, SSSI ◦ River Eden, Emerald Network ◦ River South Esk, Emerald Network ◦ River Tay, Emerald Network ◦ Sands of Forvie and Ythan Estuary, SSSI ◦ Solent and Dorset Coast, Emerald Network ◦ South Pennine Moors, Emerald Network ◦ Southern North Sea, Emerald Network ◦ Southern North Sea, OSPAR MPA ◦ West Shetland Shelf, OSPAR MPA ◦ Wight-Barfleur Reef, Emerald Network ◦ Wight-Barfleur Reef, OSPAR MPA ◦ Ythan Estuary & Meikle Loch, Ramsar Site ◦ Ythan Estuary, Sands of Forvie and Meikle Loch, Emerald Network
USA	◦ Pipelines ◦ Terminals		◦ Active Delta (Mississippi River Birdsfoot Delta) ◦ Atchafalaya Delta ◦ Barataria Terrebonne ◦ Byron Area ◦ Chenier Plain ◦ Coastal Prairie ◦ Isles Dernieres - Timbalier Islands ◦ Lake Martin ◦ Sand Ridge - Tulare Lake Bed (incl. Pixley and Kern NWRs Creighton Ranch)		◦ New Jersey Pinelands Biosphere Reserve, UNESCO-MAB Biosphere Reserve ◦ Bayou Teche, National Wildlife Refuge ◦ Delta National Wildlife Refuge, Marine Protected Area ◦ Golden Gate, UNESCO-MAB Biosphere Reserve ◦ Southern Appalachian Biosphere Reserve, UNESCO-MAB Biosphere Reserve

[A] Includes sites located within designated biodiversity sensitive areas. It is not yet possible to provide consolidated information on sites "near" biodiversity sensitive areas due to incomplete availability of information at a Group level about whether and how our activities may affect such areas. We aim to undertake further work to enhance our understanding.
[B] WDPA: UNEP-WCMC and IUCN (2025), Protected Planet: The World Database on Protected Areas (WDPA), December 2025, Cambridge, UK. Available at: ibat-alliance.org (accessed December 15, 2025). KBAs: BirdLife International (September 2025). World Database of Key Biodiversity Areas. Available at ibat-alliance.org (accessed December 15, 2024).
[C] Includes sites under Shell operational control as at December 31, 2025. Excludes sites that were divested or underwent a change of operatorship during the reporting period.
[D] Shell business activity affecting biodiversity sensitive area.
[E] Natura 2000 includes Special Areas of Conservation (SAC) (EU Habitats Directive) and Special Protection Areas (SPA) (EU Birds Directive).
[F] NCA: Nature Conservation Act (Netherlands). OSPAR MPA: Oslo–Paris Convention for the Protection of the Marine Environment of the North-East Atlantic, Marine Protected Area. SSSI: Site of Special Scientific Interest. Emerald Network: includes Areas of Special Conservation Interest established under the Bern Convention aimed at Conservation of European Wildlife and Natural Habitats.
[G] QGC's LNG Plant on Curtis Island is present within the Great Barrier Reef World Heritage Site (declared in 1981). Construction was undertaken by BG Group in 2010, and the plant was operational at the time of Shell's acquisition in 2016. Approval for the development of the plant was granted by the Australian government, and the operations are regulated by both the state and federal governments.
[H] The Wadden Sea World Heritage Site was inscribed in 2009. Shell undertook exploration activities in the area during the 1960s, and since 2007, natural gas has been produced from under the Wadden Sea World Heritage Site. Production takes place from the land outside the boundary of the designated World Heritage Site and is regulated by the Dutch government.

386 Shell Annual Report and Accounts 2025

Policies related to biodiversity and ecosystems (E4-2) Our approach to biodiversity and ecosystems is governed by our Safety, Environment and Asset Management (SEAM Standards. These contain standards related to avoiding adverse impacts on biodiversity and ecosystems, applying the mitigation hierarchy, achieving net positive impact on biodiversity in critical habitats and net-zero deforestation. Our standards apply to land and marine environments, unless otherwise stated. See "SEAM Standards" on page 107 for more information. The standards described in this section apply to Shell companies and joint ventures in which Shell is the operator, except where otherwise stated. We expect non-operated joint ventures to adopt appropriate and acceptable policies to manage their risks. World Heritage Sites Shell does not explore for or develop oil and gas in natural or mixed World Heritage Sites. We do not enter into joint ventures unless they comply with this requirement. Biodiversity and ecosystem management Our standards require our assets, projects and businesses to avoid negative impacts on biodiversity and ecosystem services and, where avoidance is not achievable, to mitigate negative impacts following the mitigation hierarchy. The mitigation hierarchy is a sequence of actions to anticipate and avoid impacts on biodiversity and ecosystem services. It prioritises avoidance, and, where this is not possible, minimisation of impacts, followed by rehabilitation and restoration, and where significant residual impacts remain, the use of offsets. Critical habitats When undertaking a project in a critical habitat, we aim to go beyond compensating for a residual adverse impact to deliver an overall conservation gain or net positive impact to biodiversity. Critical habitats are specific areas of high biodiversity value in which receptors are particularly sensitive to development. We apply the same definition of critical habitats as the International Finance Corporation. Our standards require all projects located in a critical habitat to develop and implement a biodiversity action plan that sets out the actions needed to follow the mitigation hierarchy and the actions designed to achieve a net positive impact. Such plans are required to include clear objectives, milestones and indicators to monitor progress. Net positive impact on biodiversity in the context of projects is an outcome in which the impacts on biodiversity caused by the project are outweighed by the actions taken to avoid and reduce such impacts, rehabilitate affected species and/or landscapes, and offset any residual impacts. Deforestation and reforestation Deforestation occurs when forests are converted to non-forest uses. Our aim is to avoid deforestation, in line with the mitigation hierarchy as referenced above. Where avoidance cannot be achieved, we seek to implement reforestation plans that include measures to achieve net- zero deforestation while maintaining biodiversity and conservation value. This standard addresses our commitment to net-zero deforestation, which commenced in 2022. Our standards require our assets, projects and businesses to avoid deforestation and, where avoidance is not achievable, to implement a reforestation plan. Reforestation of at least the same area of an equivalent forest is required to ensure that biodiversity and conservation values are restored. This requirement is intended to address our contribution to land use change. In line with the definition of forest used by the Food and Agriculture Organization of the United Nations, our commitment to net-zero deforestation as embedded in our standards applies to land spanning more than 0.5 hectares with trees higher than five metres and a canopy cover of more than 10%, or trees able to reach these thresholds in situ. It does not include land that is predominantly under agricultural or urban land use. Biodiversity management in nature-based solutions Shell buys high-quality carbon credits generated by projects that protect nature and restore the environment. We also invest directly in projects to increase the supply of carbon credits and help meet demand from customers. Our standards require Shell-funded nature-based projects or activities that protect, enhance or restore natural ecosystems to generate carbon credits to achieve accreditation from a standard or regulation that delivers net positive impact on biodiversity. Net positive impact in this context means that a project's net impacts on biodiversity in the project zone are positive, compared with the biodiversity conditions under the without-project land use scenario over the project lifetime. Our standards require such projects to meet the Climate, Community and Biodiversity Standards (CCB), an equivalent standard, or compliance with local legislation to deliver net positive impact on biodiversity. Sourcing of biocomponents Shell only sources renewable components or feedstocks for low- carbon fuels that meet our standards for human rights, animal care and welfare principles, and for the protection of areas with high-carbon stock or of high biodiversity value, as set out in our policy on sourcing of biocomponents. See "Sourcing of biocomponents" on page 391 for more information. How our policies contribute to biodiversity Our environmental, social and safety standards are designed to work together to reduce negative impacts on nature, ecosystems and people. Some of our standards, such as those related to pollution, directly address drivers of biodiversity loss and the state of species and ecosystems. Others operate indirectly by targeting aspects of our activities which may contribute to those drivers, such as land use change or ecosystem services. Because our standards are designed to work in an integrated manner to achieve outcomes that are appropriate for the local environment, they do not necessarily specify all the potential impact drivers. Other policies See "Impact assessment" on page 348 for information about our approach to impact assessment. Sustainability Statements | Environment | Biodiversity and ecosystems (E4) continued 387 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | Biodiversity and ecosystems (E4) continued

Key environmental and social policies or standards contributing directly or indirectly to addressing impacts to biodiversity and ecosystem services

	Drivers of biodiversity loss											
Policy or standard	Climate change	Land use change, fresh-water use and sea use change	Direct exploitation	Invasive alien species	Pollution	Impacts on state of species	Impacts on extent and condition of ecosystems	Impacts on ecosystem services	Relates to material biodiversity and ecosystem-related impacts	Sustainable sourcing and traceability of products, components and raw materials	Social consequences of biodiversity and ecosystem-related impacts	Refer to page(s)
GHG and energy management	●					●	●	●	●			362
Impact assessment	●	●	●	●	●	●	●	●	●		●	348
Air quality					●	●	●	●	●			377
Soil and groundwater					●	●	●	●	●			377
Emergency response					●	●	●	●			●	415
Water and the environment			●		●	●	●	●	●		●	377, 381
World Heritage Sites		●				●	●	●	●		●	387
Biodiversity management		●		●		●	●	●	●		●	387
Critical habitats		●				●	●	●	●		●	387
Reforestation	●	●				●	●	●	●		●	387
Nature-based solutions			●			●	●	●			●	387
Sourcing of biocomponents	●	●	●			●	●	●	●	●	●	390
Social impact management		●	●					●	●		●	406
Indigenous Peoples		●	●					●	●		●	406
Other				[A]								–

[A] International standards for ballast water handling and hull cleaning to manage pathways of introduction of invasive alien species are embedded into Shell's policies for shipping operations.

Other disclosures on policies

Shell's standards on biodiversity cover World Heritage Sites, biodiversity and ecosystem management, critical habitats, deforestation and reforestation, biodiversity in nature-based solutions projects and sourcing of biocomponents. We have not adopted overarching biodiversity and ecosystem protection standards covering operational sites owned, leased or managed in or near a biodiversity sensitive area, though our standards on World Heritage Sites, biodiversity and ecosystem management, and critical habitats address relevant aspects.

Shell has not adopted specific standards on sustainable land and agriculture. Our exposure to these issues arises in the context of sourcing of feedstocks for biofuels. Our sourcing of biocomponents policy includes specific consideration of sustainable land use by ensuring we do not source renewable components or feedstocks that have been associated with the clearing of areas with high carbon stock or high biodiversity value. See "Sourcing of biocomponents" on page 391 for more information.

Our approach to sustainable oceans and seas is covered by our environmental, social and safety standards, which apply to land and marine environments. See "Deforestation and reforestation" on page 387 for information about our standards on deforestation.

Actions and resources related to biodiversity and ecosystems (E4-3)

Our actions in 2025 continued to focus on implementing our standards on biodiversity and ecosystems, with activities located in critical habitats and forest habitats as key priorities.

The scope of the actions described in this section covers Shell companies and joint ventures in which Shell is the operator, unless otherwise stated. Many of our actions are of an ongoing nature. Horizons for the completion of time-bound actions are indicated where applicable.

Our actions are intended to help us achieve the desired outcome of our policies and standards by providing resources and expertise that support our businesses to implement them in fit-for-purpose ways.

Critical habitats

We seek to avoid impacts on critical habitats. Where avoidance is not possible, we aim to mitigate and compensate for our impact based on the mitigation hierarchy.

Our standards require new projects located in critical habitats to develop a biodiversity action plan. This sets out the actions needed to follow the mitigation hierarchy and to achieve a net positive impact on biodiversity.

Projects in critical habitats with biodiversity action plans (operational control) [A] [B] [C]

		number
	2025	2024
Projects in critical habitats	45	62
Projects in critical habitats with an approved biodiversity action plan and net positive impact programme in place [D]	45	61

[A] Data on projects in critical habitats are not directly comparable with the table "Sites impacting biodiversity sensitive areas" on pages 384-386. This is primarily due to differences in the definition of a site and project for reporting purposes. The definition used for biodiversity sensitive area includes only designated protected areas included in the World Database on Protected Areas (WDPA) and the World Database of Key Biodiversity Areas (WDKBA). Not all critical habitats are gazetted protected areas and therefore may not be mapped in these global biodiversity datasets. It is possible for multiple critical habitats or biodiversity sensitive areas to overlap with an individual site. If a project is located in a critical habitat but not within a designated biodiversity sensitive area, it will not be included in the "Sites impacting biodiversity sensitive areas" table. Similarly, not all biodiversity sensitive areas meet the definition of critical habitat and therefore a site located in such an area is not required under our standards to prepare a biodiversity action plan.
[B] Includes Shell-operated projects in critical habitats for which the final investment decision was taken after February 11, 2021. Projects that subsequently become assets are included.
[C] Includes projects under Shell operational control as at December 31 of the relevant reporting period.
[D] A biodiversity action plan sets out actions to mitigate impacts and to conserve or enhance biodiversity. It identifies priority receptors and details of appropriate management actions, including an implementation plan to progress and deliver net positive impact.

388 Shell Annual Report and Accounts 2025

Shell had 45 projects in critical habitats as at December 31, 2025. A decrease of 17 projects compared to the previous year was mainly due to the impact of divestments. Examples of activities in development or under way in 2025 include: ￮ In Norway, we supported a local landowner to restore areas of degraded coastal heathland around our Ormen Lange operations, removing overgrowth and invasive species and introducing sheep grazing to maintain the habitat quality over time. ￮ Following completion of a seismic exploration programme in the Red Sea in 2022, we partnered with the Hurghada Environmental Protection and Conservation Association (HEPCA) to install 32 mooring buoys near several coral reef sites in Egypt. The buoys are designed to prevent damage caused by diving vessels' anchors, helping to protect ecosystems and preserve marine biodiversity. ￮ Together with ConocoPhillips, Santos and Eco Logical Australia, we completed a decade-long monitoring programme under the Gladstone Long-term Turtle Management Plan. The plan focuses on conserving and advancing scientific understanding of marine turtles in the Great Barrier Reef region of Queensland, Australia. Also in 2025, we continued to work with industry partners, such as Ipieca and the International Association of Oil & Gas Producers, and through partnerships with the International Union for Conservation of Nature (IUCN) and Proteus Partners to share best practice on approaches to no net loss, net gain, net positive impact to biodiversity and how business can contribute in the future to global nature positive goals. Reforestation Deforestation occurs when forests are converted to non-forest uses. We work with partners and stakeholders to develop plans tailored to each reforestation project. There is typically a time lag between the deforestation of an area and the start of the replanting process, which can range from months to years. As a result, there is often a difference in the number of hectares deforested and the number of hectares replanted within a single reporting period. In 2025, around 186 hectares were deforested as a result of our activities. This occurred largely in Australia, Canada, and Trinidad and Tobago, where we are preparing for or implementing reforestation programmes in line with local plans. In 2025, we reforested 88 hectares in Australia and 98 hectares in Canada. Biodiversity offsets Our efforts to achieve net positive impact in critical habitats and net- zero deforestation may require the use of biodiversity offsets. Where relevant, our biodiversity action plans and reforestation plans include biodiversity offsets. Such plans include a description of the offsets and their aims, including area and offset type, standards applied, where required, and criteria and indicators used to monitor delivery. As our standards require application of the mitigation hierarchy with respect to biodiversity impacts at asset, business or project level, local information on biodiversity offsets may exist but efforts to collate at a Group level are still ongoing. We aim to undertake further work to enhance our disclosures on our use of biodiversity offsets. Collaborating with others We contribute to programmes that develop best practices and contribute to deepening scientific understanding of biodiversity and ecosystems. We have a long history of working alongside global environmental partners. For example, IUCN is a collaborating partner of Ecowende (a joint venture between Shell, Eneco and Chubu). IUCN has established an independent advisory panel that provides guidance on biodiversity monitoring and innovative techniques for the Hollandse Kust West offshore wind farm in the Netherlands. Ecowende aims to minimize impacts on nature and positively contribute to the North Sea ecology. Shell participates in the IOGP Environmental Genomics Joint Industry Programme to advance environmental genomics technologies that use genetic traces in soil or water to detect the presence of species and assess biodiversity. We are one of the industry partners supporting INSITE, an independent science programme examining the effects of man-made structures on the ecology of the North Sea. We also contribute to the Offshore Renewables Joint Industry Programme, a research programme aimed at improving understanding of the effects of offshore wind and other energy projects on the marine environment. When undertaking impact assessments or developing biodiversity action plans or reforestation plans, we consult with stakeholders to incorporate local and Indigenous knowledge where appropriate and work in partnerships to implement these plans. Sourcing of biocomponents See "Renewable and waste-based biofuel feedstocks" on page 392 for information about actions related to biocomponents. Resourcing our actions The Executive Vice President for Safety, Environment and Asset Management is the most senior executive in Shell with accountability for the development, governance and oversight of the SEAM Standards. Leaders of assets, performance units, businesses or functions are accountable for assessing which SEAM Standards are relevant based on their objectives, risk profile and activities, and for implementing those standards as appropriate. Implementation of the SEAM Standards relevant to biodiversity is supported by members of Shell's Safety, Environment and Asset Management function, which includes subject matter experts in impact assessment and biodiversity. The requirements of our standards are communicated to people involved with implementation through various mechanisms, including internal communication channels, management systems and training, as appropriate. Planned actions In 2026, we will continue to: ￮ manage biodiversity and ecosystems in line with our own standards and those of local regulators; ￮ develop and implement our biodiversity action plans and reforestation plans; ￮ enhance our processes for analysing biodiversity data; and ￮ work with external stakeholders and industry peers on biodiversity issues. Our action plans are responsive to changing business conditions. Planned actions not directly related to compliance with regulations or our own standards are subject to change. The actions given above represent key focus areas rather than an exhaustive list. Targets related to biodiversity and ecosystems (E4-4) Our business activities and the ecosystems in which they are located are diverse. As a result, the nature of our impacts on biodiversity varies from location to location. We believe that local goals drive more appropriate outcomes than globally aggregated targets, which may or may not be applicable to every situation. For this reason, we have not set consolidated targets on biodiversity at a Group level. Instead, our site-specific biodiversity action plans and reforestation plans set priorities at a local level for specific objectives, such as net positive impact or net-zero deforestation. Such plans may specify a base year from which progress is measured. Sustainability Statements | Environment | Biodiversity and ecosystems (E4) continued 389 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | Biodiversity and ecosystems (E4) continued

We measure the effectiveness of our policies and standards by monitoring the implementation of our biodiversity requirements. We track progress on implementing biodiversity action plans and reforestation plans at regular intervals. These efforts are supported by specialist teams that monitor internal and external trends and provide technical advice to our operating assets.

Impact metrics related to biodiversity and ecosystems change (E4-5)

Due to the diversity of our operations, the ecosystems in which they are located and different ways in which our activities may impact biodiversity, our monitoring and measurement have a strong local focus. We continue to monitor the development of external frameworks for corporate-level reporting on biodiversity and ecosystem services.

Our sites located in biodiversity sensitive areas are shown below. Data reported in this table has reduced from 2024 primarily due to portfolio changes and the consolidation of some business units.

Sites located in biodiversity sensitive areas (operational control) [A] [B] [C] [D] [E]

	unit	2025	2024
Number of sites	number	30	47
Total area	hectares	4,053	4,804

[A] A site is a defined geographical area in which Shell business operations take place. A site may consist of one or more facilities or one or more geological fields with associated production and utility facilities. A site generally corresponds to the business accountability of an operations manager or production unit manager.
[B] Biodiversity sensitive areas include UNESCO World Heritage Sites, the Natura 2000 network of protected areas, key biodiversity areas and other protected areas, including Ramsar Wetlands of International Importance, Biosphere Reserves under the UNESCO Man and the Biosphere Programme, areas designated under regional agreements, as well as nationally designated areas reported as IUCN Management Category I-IV.
[C] Includes sites located within designated biodiversity sensitive areas. It is not yet possible to provide consolidated information on sites "near" biodiversity sensitive areas due to incomplete availability of information at a Group level about whether and how our activities may affect such areas. We aim to undertake further work to enhance our understanding.
[D] If a project is located in a critical habitat but not within a designated biodiversity sensitive area, it is not included in this table or in the table "Sites impacting biodiversity sensitive areas". See Footnote [A] to the table "Projects in critical habitats with biodiversity action plans" on page 388 for information.
[E] Includes sites under Shell operational control as at December 31 of the relevant reporting period.

Deforestation is one of the causes of land use change. We monitor progress on reforestation for sites under Shell's operational control, consistent with our commitment to net-zero deforestation. Our progress on reforestation for sites under Shell's operational control is shown below.

Deforestation and reforestation (operational control) [A]

		hectares
	2025	2024
Total area deforested [B]	186	214
Total area replanted [C]	186	64

[A] Includes total area deforested and reforested by Shell-operated projects and activities within the reporting period.
[B] The scope is limited to forests as defined by the Food and Agriculture Organization of the United Nations.
[C] Replanting hectares are counted as soon as seedlings are planted.

There is typically a time lag between the deforestation of an area and the start of the replanting process, which can range from months to years. As a result, there is often a difference in the number of hectares deforested and the number of hectares replanted within a single reporting period. Since 2022, when our net-zero deforestation commitment commenced, we have deforested 604 hectares and reforested 251 hectares, excluding divestments and changes of operatorship. All sites where deforestation has occurred have reforestation plans in place or under development. See "Deforestation and reforestation" on page 387 for more information.

Resource use and circular economy (E5)

We seek to use resources efficiently and to increase reuse and recycling.

Our double materiality assessment has identified waste management as a material topic. See "Material impacts, risks and opportunities and their interaction with strategy and business mode (SBM-3)" on page 344 and "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 for more information.

Why it matters

Shell's business consumes resources and materials while producing energy and non-energy products for our customers. Our activities also generate waste, which must be managed appropriately to avoid harm to people or the environment. We are improving local practices by prioritising waste prevention, reuse and recycling over energy recovery and disposal.

Fossil fuels are based on a non-renewable natural resource which is combusted at the point of consumption. Such products are linear by nature. We are exploring options to reduce our use of resources, improve efficiency and recycling, and offer products that incorporate circular principles in those parts of our business where it is possible to do so.

Shell purchases biocomponents to produce biofuels, lubricants and chemicals, to blend into fuels or to trade. Certain biofuel feedstocks have the potential for negative impacts in areas such as human rights, biodiversity or the release of carbon into the atmosphere. We adopt policies and procedures to prevent and mitigate these potential impacts.

Policies related to resource use and circular economy (E5-1)

Our approach to resource use and circularity is governed by our Safety, Environment and Asset Management (SEAM) Standards, except where otherwise stated. These contain standards for resource efficiency, waste management and circularity. They are designed to increase the use of secondary resources, sustainable sourcing and renewable resources. See "SEAM Standards" on page 107 for more information.

The standards described in this section apply to Shell companies and joint ventures in which Shell is the operator, except where otherwise stated. We expect non-operated joint ventures to adopt appropriate and acceptable policies to manage their risks.

390 Shell Annual Report and Accounts 2025

Waste management Our standards require assets, projects or businesses to identify waste- related impacts and to adopt waste management plans. Our objective is to make sure that the collection, storage, transport and disposal of waste is carried out in accordance with applicable laws and Shell standards. Such plans document the legislative context, the quantities and types of waste generated, waste classification and management decision-making processes and all aspects of waste handling from collection and storage to transport and final disposal. We apply a waste management hierarchy that aims to prevent or reduce waste at source as the most preferred option, followed by reuse, recycling, energy recovery and treatment and disposal. When disposing of hazardous waste, our standards require the use of disposal sites that meet internationally recognised standards for waste management facilities, as verified by subject matter experts. We seek to minimise the movement of hazardous waste across international borders. When such movement cannot be avoided, our standards require us to verify compliance with the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal. Our waste management standards are applied throughout the project life cycle from construction and operation to decommissioning. When developing new assets, we undertake impact assessments to identify measures to avoid or minimise waste-related impacts. When decommissioning assets, we seek to maximise the reuse, repurposing and recycling of materials. Some Shell businesses have adopted waste management policies specific to their business. For example, our Renewables and Energy Solutions segment has adopted a ban on the use of landfills for disposing of wind turbine blades. This policy applies to new projects undertaken after 2022 as well as to certain existing projects undertaken before 2022 for which decommissioning is expected within the next decade. Circular economy Our standards require assets, projects or businesses to develop strategies to identify circularity-related risks and opportunities. This requirement aims to encourage the development of fit-for-purpose objectives and strategies based on the principles of rethink, refuse, reduce, reuse, recycle and repair. The intent of this standard is to accelerate progress on our ambition to use resources and materials efficiently and to increase reuse and recycling. Sourcing of biocomponents Our approach to sourcing renewable components and feedstock is governed by our policy on sustainable sourcing of biocomponents. This policy applies to all feedstocks regardless of origin. Its aim is to ensure that we do not source renewable components or feedstocks that have been associated with a potential violation of human rights, animal care and welfare principles and/or clearing of areas with high carbon stock or of high biodiversity value. The policy requires new feedstock type and country combinations to be subject to a risk assessment covering key environmental and social criteria, including human rights, prior to an agreement to procure. Identified risks are mitigated through measures such as certification by recognised sustainability standards (including chain of custody traceability and sustainable production elements) and the inclusion of mandatory contract clauses. The policy requires suppliers to demonstrate alignment with human rights and environmental requirements, which are incorporated in our contractual agreements. This policy requires palm oil, Latin American soy, sugar-cane derivatives, and forestry products and residues to be certified through recognised voluntary schemes. It prohibits the use of any crude palm oil or palm oil derivatives as a feedstock for the production of low-carbon fuels in our operations. The scope of this policy applies to components and feedstocks procured by Shell companies and joint ventures in which Shell is the operator. Non-operated joint ventures determine their own policies. Other policies See "Impact assessment" on page 348, "Greenhouse gas and energy management plan" on page 363 and "Water stewardship" on page 381 for information about other policies relevant to resource use and waste management. Actions and resources related to resource use and circular economy (E5-2) In 2025, we continued to make improvements in our approach to managing waste and circularity. We also continued to refine our approach to the sourcing of biocomponents. The scope of the actions described in this section covers Shell companies and joint ventures in which Shell is the operator, unless otherwise stated. Many of our actions are of an ongoing nature. Horizons for the completion of time-bound actions are indicated where applicable. Our actions are intended to help us achieve the desired outcome of our policies and standards by providing resources and expertise that support our businesses to implement them in fit-for-purpose ways. Waste and circularity We are working to reduce waste and increase circularity in those parts of our business where it is possible to do so. We continue to implement waste and circularity plans at the asset level, with the intent to drive fit- for-purpose waste reduction and support local circular economies. Between 2021 and 2024, we completed 26 detailed assessments across our businesses to better understand the types of waste we generate and identify options to increase circular approaches. Using the results of these assessments, our assets are improving local waste management practices by prioritising waste prevention, reuse and recycling over energy recovery and disposal. For example, in Malaysia, our upstream operations are sending waste materials from drilling activities to be recovered and used in cement and lubricant production, thereby reducing use of raw materials and the amount of waste sent to landfill. In the Gulf of America, our operations are reducing their disposal of unused chemicals by returning them to suppliers for reuse. We are investigating options to reduce disposal of waste streams such as bio-sludge, potentially contaminated soils, and drilling fluids and cuttings. For example, in Qatar, our Research and Technology Centre received regulatory approval to conduct a commercial trial using bio- sludge from our Pearl GTL facility to enhance soil in the landscaping sector. Additionally, our manufacturing facilities are finding ways to reduce soil disposal. For example, our Deer Park facility in Texas sends non-hazardous soil to be recycled and reused in construction. Our businesses and assets are developing strategies to improve circularity and to address risks and opportunities associated with our material flows. We have developed twelve circularity strategies since 2024 which identified opportunities, such as increasing the use of recycled materials in products and construction, reducing single-use purchases and creating processes that reduce waste generation. Sustainability Statements | Environment | Resource use and circular economy (E5) continued 391 Shell Annual Report and Accounts 2025

To build common understanding and progress the circular economy in the energy sector, Shell participates in circularity-related working groups of industry or business associations such as Ipieca, the global oil and gas association for advancing environmental and social performance across the energy transition; the European Chemical Industry Council (Cefic); and the World Business Council for Sustainable Development (WBCSD). We are also members of CHWMEG and the Canadian Waste Receiver Assessment Program, which help to assess waste disposal and recycling facilities on behalf of their members. Renewable and waste-based biofuel feedstocks Shell supplies low-carbon fuels to help decarbonise harder-to-abate sectors, including aviation, marine and commercial road transport. We supply and trade low-carbon fuels such as biodiesel, bioethanol, renewable natural gas (also known as biogas or biomethane), renewable diesel (also known as hydrotreated vegetable oil, or HVO) and sustainable aviation fuel (SAF) to help lower the carbon emissions from transport. These fuels can be blended with existing fuels — such as diesel, petrol and aviation fuel — or used neat, and do not require costly investment in new infrastructure, which means they are a practical option for reducing transport emissions. Shell and the non-operated joint venture Raízen (Shell interest 44%) are, together, one of the world's largest blenders and distributors of biofuels. Biofuels, along with natural gas, will play a key role in reducing emissions from heavy-duty transport. In 2025, around 10.34 billion litres of biofuels (2024: 10.37 billion litres) were blended into Shell's sales of fuels worldwide, which include the Shell share of sales made by Raízen. Raízen produced, on a 100% basis, around 2.73 billion litres of ethanol in 2025 (2024: 3.16 billion litres). To support our biofuel production capacity, we are developing multiple sourcing strategies for feedstocks. This includes feedstocks from third parties as well as equity production. In line with our biocomponents sourcing policy, the palm oil derivatives and waste, sugar cane and South American soy feedstock we purchase are certified under sustainability standards such as the Roundtable on Sustainable Palm Oil, the International Sustainability and Carbon Certification, Bonsucro and the Round Table on Responsible Soy Association. We have also committed not to use crude palm oil or palm oil derivatives as a feedstock in Shell-operated assets producing biofuels or biogas. Renewable natural gas (RNG), also known as biogas or biomethane, is gas derived from processing organic waste in a controlled environment until it is fully interchangeable with conventional natural gas. We are using local agricultural waste to grow Shell's biogas portfolio. Our acquisition of Nature Energy in 2023 supports our ambition to build a large-scale integrated biogas value chain to grow our low- carbon offerings across sectors. Nature Energy is one of the largest producers of biogas in Europe, and its main supply chains involve locally sourced agricultural waste. In the USA, we completed construction and startup of our Shell Downstream Friesian biomethane facility in June 2025. We now have three dairy manure-to-biogas facilities in operation supporting customers to reduce emissions. In September 2025, we announced the decision not to restart the construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam, which had been paused in 2024. See "Biofuels" on page 55 for more information. Plastics Shell supports the need for improved circularity in the global plastics market. We encourage the reduction, reuse and recycling of plastics and we are also a founding member of the Alliance to End Plastic Waste, which helps governments to assess and improve waste collection and waste management. We are working with partners across the plastic waste value chain, such as the waste management industry and pyrolysis oil producers, to encourage the development of a more circular value chain. Since 2019, Shell has been processing pyrolysis oil made from mixed plastic waste at the Shell Norco Energy and Chemicals Park in the USA. In 2025, we completed our first full year of production at our new pyrolysis oil upgrader at the Shell Chemicals Park Moerdijk in the Netherlands. The upgrader improves the quality of pyrolysis oil, a liquid made from hard-to-recycle plastic waste, and turns it into chemical feedstock. Packaging We continue to work towards our aim to increase the use of recycled plastic in our packaging and ensure the packaging we use for our products is reusable or recyclable by design. In our Global Lubricants business, we continued to work with packaging suppliers to increase the use of recycled plastic in our lubricant packaging. We produced lubricant bottles made of up to 100% post-consumer recycled plastic for select products and markets across the Asia Pacific region and China. We also collaborated with partners to convert a non-recyclable multilayer pouch into a fully recyclable, two-layer mono-material pouch in India. In Europe, we transitioned from round pails to jerrycans containing 40% post- consumer recycled plastic. In our Mobility business, we continued to work with our suppliers for Shell-branded car care, food and drink products globally to increase packaging sustainability, which includes incorporating packaging sustainability elements in some tenders. Resourcing our actions The Executive Vice President for Safety, Environment and Asset Management is the most senior executive in Shell with accountability for the development, governance and oversight of the SEAM Standards. Leaders of assets, performance units, businesses or functions are accountable for assessing which SEAM Standards are relevant, based on their objectives, risk profile and activities, and for implementing those standards as appropriate. Implementation of SEAM Standards relevant to circularity and waste is supported by members of Shell's Safety, Environment and Asset Management function, which includes subject matter experts in impact assessment and waste management. The Vice President for Sustainability is the most senior executive in Shell with accountability for the development, governance and oversight of Shell's policy on sourcing of biocomponents, with support from a cross-business Renewable Components and Feedstock Sustainability Committee (RCFS). Leaders of business units that source biocomponents are responsible for compliance with the policy through their procurement focal points, with support from the Low Carbon Solutions sustainability team. The requirements of our standards and policies are communicated to people involved with implementation through various mechanisms, including internal communication channels, management systems and training, as appropriate. Sustainability Statements | Environment | Resource use and circular economy (E5) continued 392 Shell Annual Report and Accounts 2025

Planned actions In 2026, we will continue to: ￮ manage waste in line with our own standards and those of local regulators; ￮ support the implementation of our standards on circular economy; ￮ manage sourcing of biocomponents in line with our policy; and ￮ explore opportunities for reused or recycled feedstocks for the manufacture of chemicals and plastics. Our action plans are responsive to changing business conditions. Planned actions not directly related to compliance with regulations or our own standards are subject to change. The actions listed above represent key focus areas rather than an exhaustive list. Targets related to resource use and circular economy (E5-3) Shell aims to increase the amount of recycled plastic in Shell-branded packaging to 30% by 2030 and to ensure that the packaging we use for our products is reusable or recyclable by design. Shell's aim meets the ESRS definition of a target. For 2025, the scope of this aim included Shell-branded primary packaging for our lubricants and non-fuel mobility products, such as car care and food and drink. It excluded secondary and tertiary packaging; Shell-branded packaging of products manufactured, purchased and used by third parties; and-third party producers who make Shell products. Percentages for recycled plastic in Shell-branded packaging and for packaging that is reusable or recyclable were calculated using weight from purchasing specifications. As of January 1, 2026, we have retired the portion of this aim related to packaging classified as reusable or recyclable by design as this has been consistently achieved. We have processes in place to maintain a similar level of performance. With respect to the portion of this aim related to recycled plastic content in packaging, we have narrowed the Mobility scope to car care products only. Other product areas contribute to less than 0.5% of total Shell-branded packaging for Mobility and Lubricants. Recycled plastic content in packaging By the end of 2025, we had achieved a level of 21% recycled plastic content by weight in Shell-branded plastic packaging compared with 10% in the base year of 2022. This compares with a level of 17% achieved in 2024. This level of progress is consistent with our expectations when setting the aim. Packaging classified as reusable or recyclable In 2025, we continued to meet our aim to ensure the packaging we use for our products is reusable or recyclable by design. In our Lubricants business, we maintained 99% total Shell-branded product packaging classified as reusable or recyclable by weight (2024: 99%). Our Mobility business increased its use of reusable or recyclable packaging to 96% in 2025 (2024: 92%), compared with 79% in the base year of 2022. This level of progress is consistent with our expectations when setting the aim. Other disclosures Our post-consumer recycled material and reusable or recyclable packaging aims respond to emerging scientific evidence on the impacts of plastic waste on the environment as well as to customer demand for increased circularity in packaging. By working towards these, we increase our proportional use of recycled plastic and reduce our primary raw material use. These aims relate to the recycling layer of the waste hierarchy. They have been adopted voluntarily, although they also apply in jurisdictions that are adopting mandatory regulations. Shell has not set consolidated targets for circular product design; minimisation of primary raw materials; sustainable sourcing and use of renewable resources in line with the cascading principle to use, reuse and recycle resources for as long as possible and at the highest value use per stage; waste management; or other matters related to resource use or the circular economy other than as set out above. Resource outflows (E5-5) Shell's outflows consist of our products as well as waste generated from our operations. Products Shell produces and sells energy and non-energy products with varying levels of technical and economic potential to transition to more circular production processes. Energy products based on fossil fuels such as oil, natural gas and refined products are linear by nature, as they are based on a non-renewable natural resource which is combusted at the point of consumption. Chemicals based on hydrocarbon feedstocks have the potential to increase the use of recycled feedstocks as market incentives and technologies evolve. We are investing in biofuels, which have potential for circular production. Where relevant, Shell seeks to provide customers with non-fuel products that improve resource efficiency or incorporate circular principles by design. For example, we produce bitumen, one of the most recycled products in the construction industry. We have designed next-generation premium asphalts that last up to 20% longer than conventional polymer-modified bitumen. This can extend the service life of roads by up to three years. Shell also produces lubricants that can be recycled after use, excluding greases and applications where the lubricant is fully consumed in the use phase. Such lubricants can be re-refined through hydroprocessing to achieve the same quality as virgin base oils. In our catalyst manufacturing business, some of our catalysts are designed to be regenerated and reused by the customer to extend useful life. Precious metals in our catalysts are typically leased from third parties and reclaimed after use. Waste Shell's operations generate non-hazardous and hazardous waste. Our drilling and production activities produce waste streams such as drilling fluid and cuttings, potentially contaminated soil, spent chemicals, brine water and septic waste. Our manufacturing operations produce waste streams such as bio-sludge, potentially contaminated soil, industrial waste water and spent catalysts. These streams can include a variety of materials, including metals, non- metallic minerals and chemical substances. We aim to recycle catalysts containing rare earth elements and to reclaim catalysts containing precious metals. We also aim to regenerate to extend catalyst life and recycle to reduce disposal. In 2025, we disposed of 1,987 thousand tonnes of waste, compared with 1,933 thousand tonnes in 2024. We disposed of 1,533 thousand tonnes of non-hazardous waste in 2025, compared with 1,396 thousand tonnes in 2024. We disposed of 454 thousand tonnes of hazardous waste in 2025, compared with 536 thousand tonnes in 2024. We diverted 403 thousand tonnes of residual materials for reuse, recycling or use as a raw material in another process, compared with 728 thousand tonnes in 2024. This includes waste that might otherwise go to landfill being incinerated to generate energy. Sustainability Statements | Environment | Resource use and circular economy (E5) continued 393 Shell Annual Report and Accounts 2025

Sustainability Statements | Environment | Resource use and circular economy (E5) continued

We present data below for waste against an operational control boundary. See "Supplementary data for pollution, water, biodiversity and waste, including estimates for non-operated assets" on page 422 for data reported against a financial control boundary.

Waste (operational control) [A]

	thousand tonnes	
	2025	2024
Waste generated [B] [C]	2,390	2,661
Hazardous waste [D]	606	851
Radioactive waste [E]	1	1
Hazardous waste diverted from disposal [D] [F]	152	315
Hazardous waste diverted from disposal due to preparation for reuse	5	10
Hazardous waste diverted from disposal due to recycling	65	66
Hazardous waste diverted from disposal due to other recovery operations [G]	82	239
Non-hazardous waste diverted from disposal [F] [H]	251	413
Non-hazardous waste diverted from disposal due to preparation for reuse	31	161
Non-hazardous waste diverted from disposal due to recycling	199	225
Non-hazardous waste diverted from disposal due to other recovery operations [G]	20	27
Hazardous waste directed to disposal [C] [D] [I]	454	536
Hazardous waste directed to disposal by incineration	49	97
Hazardous waste directed to disposal by landfilling	23	23
Hazardous waste directed to disposal by other disposal operations	382	416
Non-hazardous waste directed to disposal [C] [H] [I]	1,533	1,396
Non-hazardous waste directed to disposal by incineration	6	8
Non-hazardous waste directed to disposal by landfilling	417	538
Non-hazardous waste directed to disposal by other disposal operations	1,110	850
Non-recycled waste [C] [J]	1,987	1,933
Percentage of non-recycled waste [J]	83%	73%

[A] Waste data are calculated using methods required or recommended by relevant regulatory agencies or authorities. In the absence of these, mass is determined by direct measurement using weighbridges. In the absence of weighing facilities, mass is estimated. Due to the complex and site-specific nature of these calculations, it is not possible to state a degree of measurement uncertainty with confidence. These data include liquid waste streams that are classified as waste by regulators and sent for disposal to a third-party facility or re-injected on-site. They exclude process waste water, produced water and wastewater streams not classified as waste by regulators, including waste water discharged to a municipal or public treatment works. They also exclude contaminated soil remediated on-site or in situ. Split by category may not add up to the total due to rounding.
[B] Waste generated is the total mass of hazardous and non-hazardous waste generated and disposed of or diverted from disposal.
[C] In 2025, disposal of process water at the Shell Energy and Chemicals Park Scotford in Canada accounted for approximately 59% of waste generated, 76% of hazardous waste directed to disposal, 70% of non-hazardous waste directed to disposal and 71% of non-recycled waste.
[D] Hazardous waste includes all waste that is defined as hazardous, toxic, dangerous, listed, priority, special or some other similar term as defined by an appropriate country, regulatory agency or authority.
[E] Radioactive waste is classified according to local regulations.
[F] Waste diverted from disposal may be reused, recycled or otherwise recovered, for example recovery of catalysts or precious metals.
[G] Other recovery operations include incineration with energy recovery.
[H] Non-hazardous waste is all waste not classified as hazardous waste.
[I] Waste directed to disposal may be incinerated, sent to landfill or disposed of in some other way, such as chemical, physical or biological (or a combination) treatment that acts as the final disposal point.
[J] Non-recycled waste is the total mass of hazardous and non-hazardous waste that is directed to disposal.

394 Shell Annual Report and Accounts 2025

Social | Own workforce (S1) Our people are essential to our strategy of delivering more value with less emissions. As we build our performance culture, we want our people to feel valued and respected, with a strong sense of belonging. Our double materiality assessment has identified working conditions and equal treatment and opportunities as material topics. See "Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3)" on page 344 and "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 for more information. Why it matters The successful delivery of our strategy depends on our people and on a culture that aligns with our goals. We are transforming Shell to be a more competitive business as we focus on performance, discipline and simplification across our organisation. Simultaneously, we are building a performance culture that we believe will help us succeed as we navigate the energy transition. Attracting, retaining, developing and motivating our people is core to our success. This section explains Shell's approach to its own workforce. See "Workers in the value chain (S2)" on page 400 for information about our approach to non-employees in our value chain. Material impacts, risks and opportunities and their interaction with strategy and business model (ESRS 2 SBM-3) Except where otherwise stated, this ESRS S1 section covers Shell's own workforce, which comprises employees and, where relevant, non-employees whom we engage on a temporary basis to augment our existing staff as the need arises. Shell's total workforce comprises employees and external workers, whom we refer to as our contingent workforce or contingent workers. Shell considers employees to be persons with whom we have an employment relationship, subject to the laws of the countries in which we do business. This includes people employed in Shell subsidiaries and Shell-operated joint ventures, and those seconded to non-operated joint operations, joint ventures or associates. Our contingent workforce is categorised in accordance with applicable laws and regulations, based on job duties and responsibilities. We recognise different categories of contingent workers, including: (1) people who work under our day-to-day supervision on a temporary basis to augment existing staff; (2) people who provide professional services based on a defined scope of work; and (3) people who work for suppliers providing outsourced services on a long-term basis. The people under (1) are referred to as non-employees for the purpose of our disclosure and the people under (2) and (3) are together referred to as workers in the value chain, value chain workers or workers and fall under the scope of ESRS S2 for the purpose of our disclosure. People employed or otherwise engaged by non-operated ventures and by business partners are not part of our total workforce. Human capital is fundamental to Shell's business model and the delivery of our strategy. As the energy system transforms and we reshape our portfolio, elements of our culture will need to adapt. For example, we will have to develop new skills and adapt our processes and systems, which, in some areas, will need to be different from those required for our traditional oil and gas businesses. Our business activities have a positive economic impact on employees by creating jobs and providing competitive pay and benefits. Our employees and, where relevant, non-employees also benefit from personal development opportunities through on-the-job learning, coaching and formal training. Our approach to diversity, equity and inclusion (DE&I) has the potential for positive impacts by promoting equal opportunity based on factors such as merit, qualifications, performance and business considerations. We aim to create an environment where people feel included. We take active steps to avoid potential negative impacts, including discrimination, harassment, non-respect of fundamental human or labour rights, and occupational health and safety incidents. As potential human rights and labour rights impacts can occur in any country, our systems are designed to assess potential exposure to forced labour and child labour based on the nature of the business activity and the location in which it is performed. We operate in some locations where potential negative impacts may arise from exposure to systemic human and labour rights risks or from individual incidents. The changing nature of our business has the potential to result in organisational changes which may affect the number of employees and the expertise we require. We pay particular attention to the needs of groups who may have heightened exposure to potential negative impacts associated with discrimination and harassment, such as women and ethnic minorities. We also give particular attention to workers whose roles involve exposure to operational safety hazards. Portfolio companies Portfolio companies are non-integrated entities within the Shell Group. To give these companies the flexibility they need, they operate as subsidiaries while generally retaining their own processes and systems. Portfolio companies comply with Shell's minimum requirements for controls and compliance. These include the Shell Performance Framework and mandatory requirements for ethics and compliance, risk management and safety. Portfolio companies generally maintain their own human resources policies, processes and systems. We expect them to comply with Shell's minimum standards on maternity leave, parental leave and life/accident/disability cover, subject to factors such as local laws and regulation. Our disclosures in ESRS S1 exclude portfolio companies except as stated above. Policies related to own workforce (S1-1) Shell's approach to managing impacts, risks and opportunities associated with our own workforce is guided by a combination of global and local policies. Shell employs people in 70 countries and is subject to different labour laws and practices in the jurisdictions where we do business. Our global policies are designed to establish minimum standards across countries. Our local policies respect applicable laws, regulations and practices at a local level. The policies described in this section apply to employees and, where required by law, to non-employees working in Shell subsidiaries and Shell-operated joint ventures and to those employees seconded to non-operated joint operations (except in certain cases where we are precluded from offering Shell's minimum standards, owing to the non- operated venture structure), joint ventures or associates, or where otherwise stated. We communicate our policies to our own workforce through a variety of channels, including new employee induction, Code of Conduct refresher training, internal communications and other Human Resources processes. Sustainability Statements 395 Shell Annual Report and Accounts 2025

Human rights Our commitment to respect the human rights of our total workforce is described in the Shell General Business Principles, which set the standard for how we conduct business aligned with our core values of honesty, integrity and respect for people. All people who form part of our total workforce are expected to behave in line with these principles. The Shell Code of Conduct explains how employees, contingent workers and anyone else acting on behalf of Shell must behave to live up to our business principles. It sets out our expectations with regard to a safe and healthy workplace, equal opportunity, freedom from discrimination and harassment, respect for fundamental human and labour rights, anti-bribery and fair competition. Shell is committed to respecting human rights as set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work. This includes respect for freedom of association and the effective recognition of the right to collective bargaining, elimination of forced and child labour, the elimination of discrimination in respect of employment and occupation, and a safe and healthy working environment. We support relevant voluntary codes, including the OECD Guidelines for Multinational Enterprises and the UN Global Compact. Shell has an integrated approach to human rights which is informed by the UN Guiding Principles on Business and Human Rights and is embedded in our policies and management systems. We set similar expectations for our contingent workforce and suppliers through the Shell Supplier Principles (see page 411). Our policies and systems specifically address child labour and forced labour. In general, this would include human trafficking. See "Processes for engaging with own workforce and workers' representatives about impacts (S1-2)" on page 397 for information about our approach to workforce engagement. See "Processes to remediate negative impacts and channels for own workforce to raise concerns (S1-3)" on page 397 for information about access to remedy. Discrimination and equal opportunity Shell's Code of Conduct sets out our expectations for equal opportunity in employment decisions based on factors such as merit, qualifications, performance and business considerations. It recognises the value of diversity and prohibits discrimination based on race, colour, religion, age, gender, sexual orientation, gender identity, marital status, disability, ethnic origin or nationality. It does not explicitly refer to political opinion, national extraction or social origin. However, it requires employment decisions to be based solely on factors such as merit, qualifications, performance and business considerations. The Code of Conduct prohibits harassment, defined as any action, conduct or behaviour which is humiliating, intimidating or hostile. We expect employees, contingent workers and anyone else acting on behalf of Shell to treat others with respect and to avoid situations that may be perceived as inappropriate. Due to differences in employment laws in the countries in which we operate, our global policies do not include specific commitments related to positive action for groups within our workforce, other than those indicated above. Local policies may vary depending on local laws, regulations or practices for specific groups within our workforce. See "Diversity, equity and inclusion" on page 116 for more information. Our policies and management practices are designed to eliminate discrimination and seek to address bias in attraction, selection, development, performance and reward management. Examples of procedures for implementing these policies include our job resourcing guidelines and accessibility standards applied through the hiring process; a global performance management approach that determines pay outcomes, gender and compensation grade checks for skewness in individual performance outcomes; a global job evaluation and benchmarking system; and regular country pay equity checks. When evidence of bias is detected, follow-up actions may include further work to understand the reasons and taking corrective steps where appropriate. Life/accident/disability cover Shell has a global standard of a minimum of twice the annual base salary for death in service or an injury benefit associated with a workplace accident. This is a total figure that includes both state- provided benefits and employer-provided contributions. Maternity leave Shell has a global minimum standard of 16 weeks, paid maternity leave, enabling new mothers to put their families first and spend more time with their newborns. Parental leave Shell has a global minimum standard of eight weeks' paid leave to all non-birthing parents, subject to any local restrictions. This policy includes new fathers and parents welcoming a child through surrogacy or adoption. Paid parental leave for non-birthing parents applies regardless of gender, gender identity or marital status. Pay philosophy and Fair Pay Principles Our Fair Pay Principles are designed to manage pay at Shell and help us ensure that employees are valued, respected and recognised for the work they do. Shell's pay is designed to be market competitive and free from bias. Shell sets clear performance expectations, gives employees the opportunity to share in Shell's success through a variety of variable pay schemes and is transparent and clear in its communication of pay. We ensure fairness by applying our Fair Pay Principles across pay- related matters and limit the opportunity for bias through several internal processes and practices. We do not pay differently owing to gender, ethnicity or other characteristics. Portfolio companies generally maintain their own pay philosophies and principles. Health and safety The Shell Code of Conduct requires every Shell company, supplier and joint venture under Shell operational control to have a systematic approach to managing health, safety, security, environment and social performance (HSSE & SP). We expect non-operated joint ventures to adopt appropriate and acceptable policies to manage their risks. This requirement is designed to ensure compliance with the law and to achieve continuous performance improvement while promoting a culture in which our total workforce shares this commitment. See "Policies related to safety" on page 415 for details of our safety policies and standards. Sustainability Statements | Social | Own workforce (S1) continued 396 Shell Annual Report and Accounts 2025

Processes for engaging with own workforce and workers' representatives about impacts (S1-2) Insight into employee needs and perspectives enables Shell to continually learn and improve our policies, processes and practices. The Shell People Survey is one of the key tools we use to measure employee engagement, motivation, affiliation and commitment to Shell. External and internal research shows that increased employee engagement can result in better business performance and improved safety. In 2025, the response rate to the survey was 85%, compared with 86% in 2024, which indicates our people's continued desire to provide feedback. The overall employee engagement score increased to 76 in 2025 from 75 points in 2024 (compared with the top quartile organisations which scored 80 and above points). We believe this reflects the level of continued change within the organisation as we transform our business. Across Shell, employees have access to senior leaders, local employee forums and employee resource groups. These engagements enable Shell to maintain a constructive employee and industrial relations environment. Management regularly engages with employees and, where relevant, non-employees, through elected employee representatives and a range of local formal and informal channels. These channels include webcasts and all-employee messages from our CEO and other senior leaders, as well as town halls, team meetings and site visits by the Board and Executive Committee (EC). Engagement takes place continually throughout the year. We respect the right to collective bargaining and freedom of association. Shell respects local law in our efforts to advance labour principles. Where appropriate, engagement takes place with union and employee representatives at asset and country level, as well as with the Shell European Works Council. We gain insight into the needs of specific groups of employees and, where relevant, non-employees, through a network of around 115 employee resource groups in 32 countries. These groups cover areas such as gender, race and ethnicity, LGBT+, disability inclusion, parents, new graduates, experienced hires and veterans. Engagement with employee resource groups takes place on a regular basis, including at senior leadership levels. We may also obtain insights from third parties and external partnerships. Shell's Human Resources (HR) function, headed by the Chief Human Resources and Corporate Officer, has operational responsibility for employee engagement. Processes to remediate negative impacts and channels for own workforce to raise concerns (S1-3) Where we have potentially caused or contributed to adverse impacts, we seek to provide and facilitate access to remedy. Providing access to remedy Shell provides multiple channels for employees and, where relevant, non-employees to raise concerns and seek access to remedy. We use information generated by these processes to monitor trends, assess effectiveness and improve performance. Where appropriate, we encourage employees and non-employees to raise concerns directly with their line manager or an HR representative. In some countries, additional resources may be available to facilitate conversations, such as an employee representative body. Employees and non-employees can raise concerns confidentially via the Shell Global Helpline, a formal channel for receiving and following up enquiries and complaints. Employees and non-employees can submit reports to the Shell Global Helpline on a named or anonymous basis. If the report is a query, or a dilemma for which advice is sought, it will be passed to someone qualified to provide that advice, such as an appointed expert in the subject or a member of our legal team. If the report is of the nature of an allegation that requires investigation, an investigator or investigation team will be assigned. This will usually involve one or more trained investigators with subject matter experience and any necessary local knowledge. In locations where effective third-party complaint systems are established by local law, policy or practice, we may also participate in these as a channel to receive and respond to concerns. In 2025, all our employees and non-employees had access to channels to raise their employment concerns or grievances, including the Shell Global Helpline. We communicate the existence of these channels to our own workforce on a regular basis through new employee induction, Code of Conduct refresher training and leadership messages. Assessing effectiveness We use several mechanisms to assess the effectiveness of our engagement and access to remedy. Shell's Integrity Investigations team collects and analyses data on allegations involving potential violations of the Shell Code of Conduct and the outcome of the investigation, whether received via the Shell Global Helpline or a local Human Resources process. This information enables us to monitor trends in complaints received and how they are addressed. The annual Shell People Survey includes questions designed to test whether employees feel safe to speak up, whether teams are free from harassment and bullying, whether there are equal opportunities for people to develop and progress and whether employees trust that discrimination, harassment and bullying will be investigated and appropriately actioned. We maintain a stringent no retaliation policy to protect any person making an allegation in good faith. This protection extends to those who participate in or conduct an investigation as well as workers' representatives. Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions (S1-4) The scope of the actions described in this section cover Shell employees and non-employees where applicable. Many of our actions are of an ongoing nature. Horizons for the completion of time-bound actions are indicated where applicable. Our actions are intended to help us achieve the desired outcome of our policies and standards by providing resources and expertise that support our businesses to implement them in fit-for-purpose ways. In 2025, we continued our employee dialogue to mitigate the impact on our own workforce arising from portfolio and structural changes in the organisation. The Shell Performance Framework supports the delivery of sustainable business outcomes. In 2025, we continued to embed the Shell Performance Framework in our human resources processes, with the aim of ensuring all elements of our culture are harnessed to deliver on our strategy. Sustainability Statements | Social | Own workforce (S1) continued 397 Shell Annual Report and Accounts 2025

Sustainability Statements | Social | Own workforce (S1) continued

We continued to raise awareness and promote skill building on mental well-being at Shell through Shell's Global Mental Well-being Programme. We continued to increase resources available to our employees and, where relevant, to non-employees, on other pertinent topics such as financial well-being.

We supported several countries to develop country-level diversity, equity and inclusion (DE&I) plans. We make our progress transparent through an internal DE&I dashboard that is accessible on a voluntary basis to all Shell employees.

We track the effectiveness of our actions through several mechanisms, including internal reporting and analysis of performance data, and feedback received though the Shell Global Helpline, Shell People Survey and other engagement channels.

We take action to support access to remedy through a variety of channels, including the Shell Global Helpline. We also seek to understand the needs of our workforce through mechanisms such as the Shell People Survey and our Global Mental Well-being Programme.

We identify actual or potential impacts on our workforce through a variety of means. These include feedback from Human Resources teams and line managers, feedback from engagement and the Shell People Survey, learning from Shell Global Helpline cases and other mechanisms. Impacts that are relevant at a global level are discussed at an appropriate management level. Where necessary, this may result in actions being taken.

Shell seeks to avoid or minimise material adverse impacts on our own workforce by embedding respect for the rights of our employees and, where relevant, non-employees, in our policies and practices. Shell is committed to respecting human rights as set out in the UN Universal Declaration of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work. Our approach is informed by the UN Guiding Principles on Business and Human Rights. We provide and facilitate access to remedy. See "Policies related to own workforce (S1-1)" on page 395 for more information.

Resourcing our actions

The Chief Human Resources and Corporate Officer is the most senior executive in Shell with accountability for the overall development, governance and oversight of Shell's Human Resources policies. Human Resources leaders in legal entities are accountable for implementation of applicable policies and for compliance with applicable laws and regulations. Human resources policies are implemented by members of Shell's Human Resources function. The requirements of our policies are communicated to people involved with implementation through various mechanisms, including internal communication channels, management systems and training as appropriate.

Planned actions

In 2026, we will continue to:

- engage in constructive dialogue with employees and, where relevant, with non employees;
- measure engagement through the Shell People Survey;
- implement our global policies;
- work towards our diversity, equity and inclusion ambitions; and
- support access to remedy through the Shell Global Helpline and other channels.

Our action plans are responsive to changing business conditions. Planned actions not directly related to compliance with regulations or our own standards are subject to change. The actions indicated above represent key focus areas rather than an exhaustive list. See "Our People" on pages 114-117 for more information.

Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities (S1-5)

Shell has set voluntary ambitions to advance our aim to become one of the most diverse and inclusive organisations in the world. We engage with our own workforce and employee resource groups on Shell's approach to diversity, equity and inclusion. These voluntary ambitions as specified below meet the ESRS definition of a target.

We inform employees and employee representative bodies about our progress towards our ambitions and how we can improve our performance. We communicate our progress transparently in internal and external reporting where relevant.

Women in senior leadership

Over the years, Shell has progressively increased the representation of women on the EC and in senior leadership roles. Our aim was to achieve 35% representation of women in our senior leadership positions by 2025. As of December 31, 2025, we had achieved 35%, up from 33% in 2024. We aim to achieve 40% by 2030, compared with 29.5% in the baseline year of 2021.

The scope of this ambition refers to an existing Shell measure for senior leadership based on compensation grades. The total number of these positions may change from year to year. We focus on representation as a percentage of this total group.

Ethnic minorities in Senior Management

In support of the UK's Parker Review recommendations, we had an ambition to achieve 15% ethnic minority representation in Senior Management by 2027, compared with 14% in the baseline year of 2023 (excluding portfolio companies). At the end of 2025, our representation was 16%, (2024 15%). We now aim to achieve 17% by 2027. This level of progress is consistent with our expectations when setting the ambition.

Senior Management refers to senior leadership based in the UK, measured based on compensation grade, and aligned with our self-identification data collection and processes. Ethnic minority refers to an individual who self-identifies as Asian, Black, Mixed/multiple or other ethnic minority group, in line with UK Office for National Statistics classifications.

Characteristics of the undertaking's employees (S1-6)

This section describes the key characteristics of employees in our own workforce.

Employees by gender

Employees by gender [A] [B]

	Number of employees (thousand)		Percentage of employees	
	2025	2024	2025	2024
Men	55	63	65%	65%
Women	30	33	35%	35%
Other	–	–	–%	–%
Not reported	–	–	–%	–%
Total	85	96	100%	100%

[A] Employee numbers are based on headcount as of December 31, 2025.
[B] Includes employees seconded to joint ventures.

Note 33 to the "Consolidated Financial Statements" provides employee numbers based on average headcount during the reporting period, excluding employees seconded to joint ventures and associates. See page 305 for more information.

398 Shell Annual Report and Accounts 2025

Sustainability Statements | Social | Own workforce (S1) continued

Employees by country [A] [B] [C]

		thousand
	2025	2024
India	13	13
Netherlands	8	10
United States of America	17	18
Other	48	55
Total employees	85	96

[A] Employee numbers are based on headcount as of December 31, 2025.
[B] Includes employees seconded to joint ventures.
[C] Countries with more than 50 employees representing at least 10% of total employees.

Note 33 to the "Consolidated Financial Statements" provides employee numbers based on average headcount during the reporting period, excluding employees seconded to joint ventures and associates. See page 305 for more information.

Employees by contract type and gender

See the table "Employee contract type by gender" on page 115 for the number of employees on permanent contracts (including employment-at-will) and temporary contracts by gender.

Employee turnover

Employee turnover [A] [B]

	unit	2025	2024
Departing employees excluding portfolio companies	number	8,565	6,227
Total departing employees	number	16,613	6,227
Rate of turnover excluding portfolio companies [C]	%	11.2%	7.6%
Total rate of turnover [C]	%	18.3%	7.6%

[A] Includes employees seconded to joint ventures.
[B] 2024 data excludes employees in portfolio companies.
[C] Calculated as the aggregate number of employees who leave voluntarily or due to dismissal, retirement or death in service, divided by average employee headcount for the reporting period. Excludes termination due to divestment.

Data for our own workforce are reported on the basis of headcount at the end of the reporting period.

As of December 31, 2025 employee turnover was 18.3%, with a total of 16,613 leaving Shell. This number includes portfolio companies, which typically experience higher rates of turnover due to operating models and workforce dynamics that differ from Shell's integrated companies.

Excluding portfolio companies, turnover in 2025 was 11.2%, with 8,565 employees leaving Shell. This compares to 7.6% in 2024 with 6,227 employees leaving, excluding portfolio companies. Data on turnover for portfolio companies is not available for periods prior to 2025.

See "Changes in headcount" on page 115 for more information.

Collective bargaining coverage and social dialogue (S1-8)

We respect the right to collective bargaining and freedom of association. Where appropriate, engagements take place with union representatives at asset and country level, as well as with the Shell European Works Council. Employees covered by collective bargaining agreements are those individuals to whom Shell is obliged to apply the agreement. Agreements may apply to unionised and non-unionised employees. An employee covered by more than one collective bargaining agreement is only counted once.

Collective bargaining coverage and social dialogue [A]

	Collective bargaining coverage		Social dialogue	
	Employees EEA [B], [C]		Workplace representation (EEA only) [C]	
Coverage rate	2025	2024	2025	2024
0-19%	-	-	-	-
20-39%	Netherlands	Netherlands	-	-
40-59%	-	-	-	-
60-79%	-	-	-	-
80-100%	-	-	Netherlands	Netherlands

[A] Excludes employees in portfolio companies.
[B] The European Economic Area (EEA) countries include the 27 member states of the European Union plus Iceland, Liechtenstein and Norway.
[C] For countries with more than 50 employees representing at least 10% of total employees.

See "Employee engagement" on page 115.

Diversity metrics (S1-9)

This section describes the gender distribution at senior leadership level and the age distribution of our employees.

Gender distribution of senior leadership [A]

		Number		Percentage	
Level		2025	2024	2025	2024
Executive Committee	Men	5	3	56%	43%
	Women	4	4	44%	57%
Senior Leadership roles [B] [C]	Men	651	768	65%	67%
	Women	345	370	35%	33%

[A] As at December 31, 2025.
[B] Senior Leadership is a Shell measure based on compensation grade levels.
[C] Excludes employees in portfolio companies.

See the table "Employees by age group" on page 115 for information on the distribution of employees by age group.

Adequate wages (S1-10)

Shell's pay is designed to be market competitive. We expect that our employees can meet their basic needs through the pay and benefits that we provide. Shell pays its employees an adequate wage, in line with applicable benchmarks, which we regularly check. There has been no change from last year's outcome.

See "Pay philosophy and Fair Pay Principles" on page 396 for more information.

This assessment does not take into account any additional non-salary components of total remuneration that may be applicable, such as benefits and share awards.

Health and safety metrics (S1-14)

The Shell Commitment and Policy on Health, Security, Safety, the Environment and Social Performance (HSSE & SP) requires Shell companies, contractors and joint ventures under our operational control to adopt a systematic approach to managing HSSE risk to achieve compliance with the law and continuous improvement in performance. We expect ventures not under our operational control to adopt an equivalent approach.

All employees and non-employees working under our day-to-day supervision are covered by the appropriate HSSE & SP requirements which may be implemented through our own management system

399 Shell Annual Report and Accounts 2025

Sustainability Statements | Social | Own workforce (S1) continued

based on our standards or the supplier's management system, depending on the contract mode. This is unchanged since 2024.

See "Contractor HSSE management" on page 415 for information on our approach to managing HSSE in contracts and "Personal safety" on page 418 for information on our safety performance.

Remuneration metrics (pay gap and total remuneration) (S1-16)

We operate objective pay processes and seek to address bias. The basis for paying fairly is equal pay for equal work, taking into account factors such as performance and experience. We monitor pay equity through regular analysis to obtain confidence that we have pay equity between genders for performing the same jobs. We address any unexplained pay differences related to gender through rigorous internal processes.

See "Discrimination and equal opportunity" on page 396 for more information.

Remuneration metrics [A]

	unit	2025	2024
Gender pay gap [B]	%	20%	20%
Ratio between highest paid individual and the median remuneration for employees [C]	number	91	99

[A] Excludes employees in portfolio companies, apprentices and interns.
[B] Defined as the difference in average pay levels between female and male employees, expressed as a percentage of the average pay level of male employees.
[C] Calculated as annual total remuneration for the highest paid individual, divided by the median employee annual total remuneration excluding the highest paid individual. Annual total remuneration includes salary, bonus, the fair value of long-term incentives awarded, and relevant allowances and benefits.

We continue to make progress towards gender equality across Shell, but a gender pay gap exists for several reasons, including fewer women in senior leadership positions and fewer women in higher-paid specialist roles. See "Diversity, equity and inclusion" on page 116.

The reporting basis for calculating the annual total remuneration ratio of the highest paid individual to the median annual total remuneration for all employees follows the European Sustainability Reporting Standards. This methodology differs from calculations performed to comply with UK reporting regulations. See "CEO pay ratio" on page 196.

Incidents, complaints and severe human rights impacts (S1-17)

In 2025, a total of 1,983 reports were submitted to the Shell Global Helpline, the main channel for employees and non-employees to raise concerns outside of their management line (2024: 2,025). These reports include both enquiries and allegations. Of these, 626 reports involved concerns about discrimination or harassment (2024: 691). Another 42 reports involved concerns related to health and safety, working conditions or other work-related rights (2024: 75).

A total of 81 cases of discrimination or harassment were found to be substantiated (2024: 82), along with 5 cases related to health and safety, working conditions or other work-related rights (2024: 23). Cases found to be substantiated include reports received in the current period as well as reports received in a prior period and closed in the current one. These figures do not include cases that remain open at the end of the reporting period. Because we allow concerns to be submitted anonymously, our data do not distinguish between concerns filed by employees and non-employees. Cases are classified based on the primary violation type but may involve investigation into more than one individual or secondary violation types.

In 2025, no complaints concerning our own workforce were filed with a National Contact Point for the OECD Guidelines for Multinational Enterprises (2024: no complaints).

An incident is a legal action or complaint registered with the undertaking or competent authorities through a formal process, or an instance of non-compliance identified by the undertaking through established procedures. According to the UN Guiding Principles on Business and Human Rights, a severe human rights incident is characterised by the significant impact it may have, which is evaluated based on its scale, scope and irremediable nature. An incident may be severe by virtue of one or more of these criteria.

In 2025, no severe human rights incidents involving our own workforce were identified (2024: no incidents).

Workers in the value chain (S2)

Care for people reflects our core values and our approach to safety and human rights. We also know that when people feel cared for, they perform at their best. We seek to respect and promote the rights and welfare of our employees, contingent workforce and others in our value chain.

Our double materiality assessment has identified workers in the value chain and responsible sourcing as material topics. See "Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3)" on page 344 and "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 for more information.

Why it matters

Our business depends on a competitive and resilient supply chain. Suppliers play an important role in helping us deliver our strategy and creating value for us and our stakeholders.

Our supply chain is diverse, encompassing small, medium and large enterprises across many countries and categories of goods and services. Across Shell's supply chains, we seek to source goods and services responsibly. These supplier relationships have positive impacts as well as the potential for negative impacts.

This section discusses our approach to workers in the value chain. See "Management of relationships with suppliers (G1-2)" on page 411 for information about our general approach to responsible sourcing.

Material impacts, risks and opportunities and their interaction with strategy and business model (ESRS 2 SBM-3)

Shell's total workforce comprises employees and external workers, to whom we refer as our contingent workforce or contingent workers.

Our contingent workforce is categorised in accordance with applicable laws and regulations, based on job duties and responsibilities. We recognise different categories of contingent workers, including:
(1) people who work under our day-to-day supervision on a temporary basis to augment existing staff;
(2) people who provide professional services based on a defined scope of work; and
(3) people who work for suppliers providing outsourced services on a long-term basis.

The people under (1) are referred to as non-employees for the purpose of our disclosure and fall under the scope of ESRS S1. People employed or otherwise engaged by non-operated ventures and by business partners are not part of our total workforce.

400 Shell Annual Report and Accounts 2025

Our standards address two main types of value chain worker. Our worker welfare standards focus on people under (2) and (3) who work on Shell sites or as dedicated supplier staff on non-Shell sites. In addition to the categories listed above, our enhanced value chain due diligence policy applies to people who work in our supply chains for non-hydrocarbon goods and services and who are not generally considered part of our contingent workforce. For the purpose of our disclosure under ESRS S2, we refer to people covered by these policies as workers, workers in the value chain, value chain workers or supplier staff, subject to the scope limitations set out above. Throughout this section, we discuss worker welfare and enhanced value chain due diligence separately to highlight differences in approach to workers covered by these standards. Our disclosures in this section cover different types of workers who may be impacted directly or indirectly by Shell's operations or business relationships. Across these types, the nature of our contractual relationships and our ability to influence varies. Our disclosure covers our upstream value chain for non-hydrocarbon goods and services. It does not cover workers in our downstream value chain, such as persons working for independent licencees or dealers in our retail network who sell Shell-branded products. For workers on Shell sites and dedicated supplier staff on non-Shell sites, we aim to prevent and mitigate potential negative impacts on physical and/or mental well-being arising from inadequate living and/ or working conditions as relevant. This includes requiring suppliers to manage potential impacts associated with accommodation, safety, workload, wages and job security. We also seek to prevent and mitigate potential labour rights impacts in areas such as forced labour, child labour, freedom of association and collective bargaining, recruitment practices and access to remedy. These impacts are generally managed through our suppliers. As potential human rights impacts can arise in any country or category, we take a risk-based approach to assessing suppliers. We derive supply-chain country information from a third-party vendor, who assesses if certain activities and countries are more exposed to potential negative impacts. Examples of areas assessed as having high exposure to labour rights risks include parts of Asia, Africa and the Middle East and South and Central America. Depending on the nature of the contract and the location in which the work is performed, we may pay particular attention to sub-groups of value chain workers who are identified as especially vulnerable, such as migrant workers. We use a third-party vendor for analysis of countries with high potential for negative impacts on labour rights and for internal assessments of high potential impact activities. The changing nature of our business has the potential to affect the types of goods and services we procure, which may have indirect impacts on workers employed by our suppliers. When considering workers covered by our enhanced value chain due diligence policy, certain categories of goods and services, including raw materials and feedstocks, may also be assessed as having high potential exposure to human rights impacts. In these situations, we proceed on the basis that potential negative impacts could be more likely to arise, triggering the need for additional due diligence to manage the potential impacts on workers effectively. Our operations also have positive impacts on value chain workers through economic opportunity, skill development and improved working conditions and safety standards. Showing care for people is part of our core values and is reflected in the Shell General Business Principles and Shell Performance Framework. Care for workers in our value chain also benefits Shell by improving safety, productivity and quality in our operations. Policies related to value chain workers (S2-1) Shell has adopted policies and standards to identify and manage impacts on value chain workers in specified parts of our upstream value chain. We also set expectations for how our suppliers, and non- operated joint ventures, manage potential impacts. Our approach reflects the varying degrees of influence we have at different levels of the value chain based on our contractual rights and obligations. The policies and standards described in this section apply to Shell companies and joint ventures in which Shell is the operator. We expect non-operated joint ventures to adopt appropriate and acceptable policies to manage their risks. Human rights and value chain workers We are committed to respecting the Universal Declaration of Human Rights; the United Nations Guiding Principles on Business and Human Rights; and the 1998 Declaration on Fundamental Principles of Rights at Work of the International Labour Organization (ILO), which covers: freedom of association and the effective recognition of the right to collective bargaining, the elimination of forced or compulsory labour, the abolition of child labour, the elimination of discrimination in respect of employment and occupation, and a safe and healthy working environment. We also support voluntary frameworks such as the OECD Guidelines for Multinational Enterprises, the United Nations Global Compact, and the Building Responsibly Principles. Our approach to workers in the value chain is informed by the United Nations Guiding Principles on Business and Human Rights. As outlined in the Shell Supplier Principles, our suppliers should provide workers with a dedicated whistle-blowing mechanism where grievances related to the above topics can be logged confidentially. In 2025, no cases of non- respect of the UN Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work or the OECD Guidelines for Multinational Enterprises were identified in our upstream and downstream value chain (2024: no cases). Shell Supplier Principles Shell seeks to work with suppliers that behave in an economically, environmentally and socially responsible manner. The Shell Supplier Principles set out our expectations of suppliers with respect to business integrity; health, safety, security, environment and social performance (HSSE & SP); and labour and human rights. We carry out risk-based pre-contractual screening to assess the ability of suppliers to meet our requirements. In our procurement contracts, suppliers agree to adhere to the Shell General Business Principles, the Shell Supplier Principles and the Shell Code of Conduct. Suppliers are required to comply with all applicable laws and regulations and agree to provide and maintain safe and healthy working conditions for all their workers. We specify in our contracts that we expect suppliers to impose the same or equivalent requirements on their direct suppliers. Sustainability Statements | Social | Workers in the value chain (S2) continued 401 Shell Annual Report and Accounts 2025

Sustainability Statements | Social | Workers in the value chain (S2) continued

The Shell Supplier Principles set out our expectations that suppliers should conduct their activities in a manner that respects human rights as set out in the United Nations Universal Declaration of Human Rights and the core conventions of the International Labour Organization (ILO). In particular, suppliers are expected to ensure no use of child or forced labour; no payment of recruitment fees by workers; compliance with applicable laws on freedom of association and collective bargaining; a safe and healthy workplace free of discrimination, harassment or retaliation; compliance with applicable laws on working hours; and wages and benefits that meet or exceed national legal standards. We also expect suppliers to provide value chain workers with a dedicated grievance mechanism where concerns can be logged confidentially.

The Shell Supplier Principles apply to contracts managed by Shell's Supply Chain organisation, which generally manages procurement of non-hydrocarbon goods and services on behalf of Shell companies and joint ventures in which Shell is the operator. See "Shell Supplier Principles" on page 411.

Worker welfare

Shell has established standards to ensure compliance with fundamental labour rights for value chain workers on Shell sites and dedicated supplier staff on non-Shell sites. These are embedded in our Safety, Environment and Asset Management (SEAM) Standards and our Category Management and Contracting Process Framework. We refer to them collectively as "worker welfare". See "SEAM Standards" on page 107.

Our approach is based on the 10 principles established by Building Responsibly, an alliance of companies that seeks to promote the rights and welfare of workers in the engineering and construction industry.

Before awarding a contract, our standards require an assessment of whether the contract has high potential exposure to worker welfare impacts. If so, our standards require us to pre-qualify the supplier's capability to manage these issues. For contracts with high potential exposure to worker welfare risks, our standards require the supplier to develop a worker welfare management plan.

The plan is designed to achieve compliance with the Building Responsibly Principles and International Finance Corporation and European Bank for Reconstruction and Development standards on worker accommodation. It establishes minimum expectations for labour rights, including: no discrimination; no forced, trafficked or child labour; ethical recruitment; freedom to change employment; access to documentation; respect for wage and benefit agreements; worker representation; access to grievance mechanisms; and healthy, safe and habitable living and working conditions. The plan includes regular performance measurement and reviews. Our standards require suppliers to consider worker feedback when developing or updating the plan.

Building Responsibly Worker Welfare Principles

- Workers are treated with dignity, respect and fairness
- Workers are free from forced, trafficked, and child labor
- Recruitment practices are ethical, legal, voluntary, and free from discrimination
- Freedom to change employment is respected
- Working conditions are safe and healthy
- Living conditions are safe, clean, and habitable
- Access to documentation and mobility is unrestricted
- Wage and benefit agreements are respected
- Worker representation is respected
- Grievance mechanisms and access to remedy are readily available

Our standards require us to assure the effectiveness of worker welfare management plans, review performance against contractual requirements and agree actions for continuous improvement.

We use a risk-based approach to verify implementation of action plans through mechanisms such as audits, site visits and updates as part of general business performance reviews with suppliers.

Enhanced value chain due diligence

In 2024, Shell introduced a policy within our Category Management and Contracting Process that sets out the process for enhanced due diligence for new contracts identified as having the highest potential for human rights impacts. Identifying and mitigating potential negative impacts in this part of our value chain is complex, given that we generally have contractual relationships only with our direct suppliers, which may limit our visibility and influence deeper in the value chain. The scope of this policy is limited to procurement contracts managed by Shell's Supply Chain organisation, which generally manages procurement of non-hydrocarbon goods and services on behalf of Shell companies and joint ventures in which Shell is the operator.

The year 2025 was the first full year in which this policy was operational. We have trained key staff on the policy requirements and established a mechanism to assess the policy's effectiveness on an ongoing basis.

402 Shell Annual Report and Accounts 2025

For new contracts, we apply a risk-based approach to screening for potential human rights impacts during pre-qualification or tendering. We conduct due diligence to verify suppliers' ability to meet our standards for categories of goods and services with the highest potential exposure to negative impacts. These categories include specified raw materials, feedstocks and components. For high risk contracts, the policy requires suppliers to complete a capability assessment of their ability to prevent, mitigate and remediate negative impacts within their own operations and relevant parts of their supply chain. If gaps are identified, suppliers are required to develop an action plan with controls in place prior to contract commencement. For contracts assessed as high risk for potential negative impacts, the policy also requires the inclusion of human rights due diligence clauses and progress checks during contract performance reviews. Processes for engaging with value chain workers about impacts (S2-2) Suppliers are responsible for undertaking engagement with their own workforce. Our approach to supporting them in this responsibility is set out below. We discuss worker welfare and enhanced value chain due diligence separately to highlight differences in approach to workers covered by these standards. Worker welfare Suppliers working on Shell sites or providing dedicated staff on non- Shell sites are responsible for undertaking engagement with their own workforce. Shell may support such engagement as part of our approach to avoiding and managing potential negative impacts. We encourage our suppliers to undertake regular and constructive dialogue with their employees. For contracts assessed as having high potential exposure to worker welfare impacts, we ask suppliers to gather worker feedback when developing and implementing worker welfare management plans. We encourage our suppliers to engage directly with value chain workers or their legitimate representatives where possible. Shell is not a party to direct engagement between value chain workers and their employers nor are we involved in collective bargaining agreements between value chain workers and their employers. Engagement with value chain workers on Shell sites takes place on a regular basis though channels such as leadership engagements, onboarding, training, worker surveys and pre-work meetings. We encourage suppliers to engage in regular dialogue with their employees about worker welfare. Suppliers are responsible for direct engagement with their employees and for complying with contractual requirements related to worker welfare. The most senior role in the relevant Shell entity with operational responsibility for monitoring compliance with contractual requirements is the local Shell contract holder. Overall accountability for contract management on site rests with the project or asset manager. We offer training to suppliers to help them meet our expectations, including with respect to implementing the Building Responsibly Principles. Suppliers are also informed about channels for raising concerns on an anonymous basis through the Shell Global Helpline or local grievance mechanisms. Supplier staff working on Shell sites undergo training in Shell's safety and worker welfare standards before starting work. Our approach to safety and worker welfare places a consistent focus on human performance. This starts with the recognition that people make mistakes and that our preventive barriers need to be capable of managing the impact of those mistakes without undesirable consequences for people or the environment. We seek to promote a culture where everyone feels empowered to intervene and to speak up freely without repercussions so that we and/or the employing supplier can address impacts and learn from any feedback received. We assess the effectiveness of our engagement through various means. This includes feedback received from value chain workers or their representatives during leadership or supervisor engagements, concerns raised via Shell or supplier grievance mechanisms, and indirect indicators of engagement such as safety performance. Depending on the contract, we may agree key performance indicators with the supplier that are tailored for the local context. We consult with international organisations and industry associations to understand and respond to current and emerging human rights issues relevant to our business. These include Ipieca, the global oil and gas industry association for advancing environmental and social performance across the energy transition; Building Responsibly; and the human rights working group of Business for Social Responsibility. When we identify groups who are particularly vulnerable to negative impacts, such as migrant workers, we may take additional steps to understand their needs and concerns, through consultation with suppliers or knowledgeable third parties. Enhanced value chain due diligence Our ability to engage with workers covered by our enhanced value chain due diligence policy is constrained by the nature of our contractual relationship with the supplier and the fact that we may not have direct or indirect access to such workers. In these situations, we are generally more reliant on publicly available information or third parties to help us understand potential negative impacts. Processes to remediate negative impacts and channels for value chain workers to raise concerns (S2-3) Shell aims to provide multiple channels for value chain workers to raise concerns and obtain access to remedy. If we become aware of concerns pertaining to one of our suppliers, we will raise this as part of supplier performance management. We discuss worker welfare and enhanced value chain due diligence separately to highlight differences in approach to workers covered by these standards. Worker welfare We expect suppliers working on Shell sites or providing dedicated staff on non-Shell sites to provide grievance mechanisms where workers can raise concerns on an anonymous basis. For contracts assessed as having high potential exposure to worker welfare impacts, we require suppliers to detail how they will provide a grievance mechanism. Shell employees, contingent workers and third parties can raise concerns anonymously through the Shell Global Helpline, which is available in multiple languages 24 hours a day, seven days a week. At sites where value chain workers are drawn from the local community, workers may also use community feedback mechanisms that have been established to receive, track and respond to questions and complaints. It is possible to raise concerns via this mechanism anonymously. See "Providing access to remedy" on page 397 for more information. Regardless of the channel, we seek to address concerns in a timely and equitable manner. Participation in a grievance mechanism provided by Shell or a supplier does not prevent a complainant from raising their Sustainability Statements | Social | Workers in the value chain (S2) continued 403 Shell Annual Report and Accounts 2025 concern with a third party if it is not possible to achieve a resolution through mutual agreement. Our standards require our own grievance mechanisms and those of suppliers to include measures for tracking concerns and using the feedback to update the worker welfare management plan. We encourage suppliers to assess whether the mechanism is trusted and provides effective access to remedy. We communicate the existence of grievance mechanisms to workers in the value chain. We maintain a stringent no-retaliation policy to protect any person making an allegation in good faith. This protection extends to those who participate in or conduct an investigation. Enhanced value chain due diligence The Shell Supplier Principles require suppliers to establish grievance mechanisms for their own employees and to impose a similar requirement on their direct suppliers. Concerns can also be raised anonymously through the Shell Global Helpline. Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions (S2-4) In 2025, we continued to take steps to improve our approach to worker welfare and enhanced value chain due diligence. The scope of the actions described in this section cover Shell companies and joint ventures in which Shell is the operator, unless otherwise stated. Many of our actions are of an ongoing nature. Horizons for the completion of time-bound actions are indicated where applicable. Our actions are intended to help us achieve the desired outcome of our policies and standards by providing resources and expertise that support our businesses to implement them in fit-for-purpose ways. We discuss worker welfare and enhanced value chain due diligence separately to highlight differences in approach to workers covered by these standards. Worker welfare In 2025, we continued to collaborate with peers to drive higher standards and consistency across the industry. For example, together with Ipieca, we helped to create a toolkit on worker welfare with resources, guidance and definitions to help align the industry around common definitions and good practices. In addition, Ipieca has also established a mechanism for members to share worker welfare case studies and held a series of webinars on access to remedy with peers and external parties. We continued to work with the Worker Welfare Group, a collaboration with companies in the energy sector focused on labour rights and worker welfare in Singapore's marine construction sector. Over the past year, the group advanced its collective approach by facilitating cross-industry knowledge sharing and deepening engagement with key stakeholders in Singapore. Shell regularly issues worker welfare surveys as a way to seek worker feedback in a proactive way. Several surveys were completed in 2025. Enhanced value chain due diligence In 2025, our enhanced value chain due diligence processes for suppliers of highest risk goods and services was embedded and operationalised. See "Policies related to value chain workers (S2-1)" on page 401 for information. Also in 2025, we established a value chain risk steering committee made up of leaders across our lines of business with a mandate to establish governance, processes and controls for assessing and managing the highest risk components in our key product value chains. We continue to collaborate with industry peers in Ipieca's working groups and the Business for Social Responsibility Human Rights working group. Assessing effectiveness We discuss worker welfare and enhanced value chain due diligence separately to highlight differences in approach to workers covered by these standards. Worker welfare To assess the effectiveness of our actions on worker welfare, including effectiveness of grievance mechanisms, we may undertake checks ranging from self assessment and peer review to internal audits. We also perform periodic contract reviews which may include assessing the effectiveness of the grievance mechanism and contract-specific key performance indicators. We may gather worker feedback through surveys, site visits and other channels. In 2025, we carried out risk-based internal audits, peer reviews and self assessments in selected operations, focusing on worker welfare requirements. Enhanced value chain due diligence Following the adoption of our enhanced value chain due diligence policy in 2024, we carried out further work in 2025 to assess its effectiveness. As a result of the assessment, we have made adjustments to streamline our processes and improve implementation. Responding to concerns We discuss worker welfare and enhanced value chain due diligence separately to highlight differences in approach to workers covered by these standards. Worker welfare We may become aware of actual or potential negative impacts through channels such as local grievance mechanisms, the Shell Global Helpline or information provided by a supplier or third party. Depending on the nature of the issue, we may investigate the concern ourselves or refer it to the supplier for follow up. If an incident is confirmed, we review the circumstances and decide on the action to be taken. When the impacts are preventable or remediable, we may engage with the supplier to take appropriate measures. For example, in our Malaysian Upstream operations we continued to prioritise worker welfare by increasing awareness of our grievance mechanisms among the supplier workforce. This initiative aims at helping workers on these sites feel safe and empowered to speak up. Enhanced value chain due diligence Our approach to enhanced value chain due diligence encourages collaboration with suppliers to address potential dilemmas and gaps in performance through ongoing performance management. We intend to periodically review and update our assessment of value chains with high potential exposure to negative impacts to help us to make sure our risk-based controls are as up to date as possible. For more information on our approach to access to remedy, see "Processes to remediate negative impacts and channels for value chain workers to raise concerns (S2-3)" on page 403. Sustainability Statements | Social | Workers in the value chain (S2) continued 404 Shell Annual Report and Accounts 2025

Resourcing our actions The Executive Vice President for Safety, Environment and Asset Management is the most senior executive in Shell with accountability for the development, governance and oversight of the SEAM Standards. Leaders of assets, performance units, businesses or functions are accountable for assessing which SEAM Standards are relevant based on their objectives, risk profile and activities, and for implementing those standards as appropriate. Implementation of SEAM Standards relevant to worker welfare is supported by members of Shell's Safety, Environment and Asset Management function as well as our Health, Supply Chain and Real Estate organisations. These include experts in worker welfare, safety and other disciplines. The Executive Vice President for Supply Chain, Contracting and Procurement is the most senior executive in Shell with accountability for the overall development, governance and oversight of the Shell Supplier Principles and our policy on enhanced value chain due diligence. Contract holders are responsible for implementing these requirements. Implementation is supported by members of Shell's Supply Chain, Contracting and Procurement function, which includes subject matter experts in procurement, contract management and other disciplines. The requirements of our standards and policies are communicated to people involved with implementation through various mechanisms, including internal communication channels, management systems and training as appropriate. Planned actions In 2026, we will continue to: ￮ manage worker welfare and enhanced value chain due diligence in line with our standards; ￮ support efforts to provide access to remedy for value chain workers. Our action plans are responsive to changing business conditions. Planned actions not directly related to compliance with regulations or our own standards are subject to change. The actions indicated above represent key focus areas rather than an exhaustive list. Other disclosures Shell seeks to avoid or minimise material adverse impacts on value chain workers by embedding respect for their rights in our policies and practices. Shell is committed to respecting human rights as set out in the UN Universal Declaration of Human Rights and the International Labour Organization's (ILO) Declaration on Fundamental Principles and Rights at Work. Our approach is informed by the UN Guiding Principles on Business and Human Rights. We provide and facilitate access to remedy. Our suppliers are expected to conduct their activities in a manner that respects human rights as set out in the UN Universal Declaration of Human Rights and the core conventions of the ILO. See "Shell Supplier Principles" on page 411 and "Policies related to value chain workers (S2-1)" on page 401 for more information. An incident is a legal action or complaint registered with the undertaking or competent authorities through a formal process, or an instance of non- compliance identified by the undertaking through established procedures. According to the UN Guiding Principles on Business and Human Rights, a severe human rights incident is characterised by the significant impact it may have, which is evaluated based on its scale, scope and irremediable nature. An incident may be severe by virtue of one or more of these criteria. In 2025, no severe human rights incidents related to workers in our value chain were identified (2024 three incidents). We take such matters very seriously. If we identify that an incident has occurred, we follow up with the suppliers and sub-suppliers concerned, and require them to develop corrective action plans, including setting out how the suppliers provide remedy to the persons affected. Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities (S2-5) Exposure to potential human rights impacts varies according to factors such as the nature of the work being performed, the capability of the supplier and the location in which the activity takes place. As a result, while we may establish key performance indicators at a contractual level, we have not set consolidated targets for workers in the value chain at a Group level. Our agreements with suppliers specify our performance expectations and period in which these apply. Suppliers are responsible for engagement with value chain workers, including with respect to topics such as goal setting, performance tracking or identifying opportunities for improvement. We measure the effectiveness of our policies and standards by monitoring performance data and periodic contract performance reviews. Such data may include performance measured against key indicators, inspection reports, audit reports and other sources of information. Affected communities (S3) Many of our operations are located close to communities. We aim to be a good neighbour by contributing to their well-being. This includes strong community engagement, managing the negative impacts of our business and delivering a range of benefits. Our double materiality assessment has identified social impacts, community engagement, security and human rights, and social investment and benefits as material topics. See "Material impacts, risks and opportunities and their interaction with strategy and business mode (SBM-3)" on page 344 and "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 for more information. Why it matters Our business activities have the potential to affect communities directly and indirectly. In our operations, many of our facilities are located close to where people live and work. We aim to minimise negative social and environmental impacts, including by engaging with communities and providing access to remedy. We also aim to deliver positive benefits. Managing our impacts responsibly helps us to maintain our reputation and licence to operate. Material impacts, risks and opportunities, and their interaction with strategy and business model (ESRS 2 SBM-3) Our business activities and the communities in which we operate are diverse. Communities most likely to be impacted by our operations are those living nearest to our projects or assets. In some locations, affected communities may include Indigenous Peoples. The types of communities we interact with vary in their socio-economic status, as do vulnerable groups within these communities. Depending on the nature of our activities and the composition of the local community, groups at potentially greater risk of harm may include women, disabled people, low-income families, persons without formal land tenure, Indigenous Peoples and migrant workers, among others. Sustainability Statements | Social | Workers in the value chain (S2) continued 405 Shell Annual Report and Accounts 2025

Our understanding of affected communities may be developed through means such as direct and indirect engagement, impact assessment and concerns received through grievance mechanisms. Our activities can have negative and positive impacts on communities where we operate. Potential negative impacts include adverse effects on the environment, livelihoods, community health and safety, cultural heritage and other aspects of socio-economic well-being. These can be the result of planned events, such as land use change, traffic, environmental impacts or the closure of plants. They can also result from unplanned events such as industrial incidents or sabotage. Our activities contribute positively to local economies through taxes and the creation of jobs and opportunities for local businesses. We also make social investments in areas determined by local community needs and priorities. Respectful engagement with local communities is critical to the success of our projects and long-term operations. Local opposition can result in a loss of access to resources or relationships, leading to increased costs or missed business opportunities. Communities can also be enablers of our business, for example by facilitating access to new opportunities or as a source of human capital. The scope of this section includes Shell companies and joint ventures where we have operational control and direct relationships with affected communities. Policies related to affected communities (S3-1) Our approach to affected communities is governed by our Safety, Environment and Asset Management (SEAM) Standards, except where otherwise stated. These contain standards for stakeholder engagement, managing environmental and social impacts, and providing benefits. See "SEAM Standards" on page 107 for more information. The standards described in this section apply to Shell companies and joint ventures in which Shell is the operator, except where otherwise stated. We expect non-operated joint ventures to adopt appropriate and acceptable policies to manage their risks. Stakeholder engagement Respectful two-way engagement with stakeholders is the foundation of our approach. When our assets, projects or businesses have the potential to impact communities, our standards require them to plan for stakeholder engagement. The intent is to identify community stakeholders, determine their needs and expectations, establish an appropriate engagement approach and seek feedback on our management of impacts. We seek to pay particular attention to groups who may be more vulnerable to negative impacts or who require a more tailored engagement approach. As part of the stakeholder engagement process, our standards require the establishment of community feedback mechanisms to receive, document and address complaints, questions or requests from local stakeholders. These mechanisms are designed to facilitate access to remedy for community complaints in line with the UN Guiding Principles on Business and Human Rights. Managing impacts Our standards require assets, projects or businesses to engage stakeholders and to identify and manage potential impacts associated with our activities. Our standards also require environmental and social management to be put in place to prevent and mitigate adverse impacts and enhance positive impacts, with appropriate management oversight and resources. See "Processes for engaging with affected communities about impacts (S3-2)" on page 407 and "Impact assessment" on page 348 for more information about our approach. Managing social impacts Our standards require assets, projects or businesses to apply special procedures in situations involving involuntary resettlement, cultural heritage, Indigenous Peoples or operations in environments with high or unusual social risks. Our standards require us to apply a hierarchy of controls to such impacts. This means we anticipate and avoid business activity that can result in adverse impacts. Where avoidance is not possible, we seek to minimise impacts by exploring alternatives in the design of the activity. Where residual impacts remain, our standards require management plans to be established in line with international standards, including where applicable the International Finance Corporation's Performance Standards on resettlement, cultural heritage and Indigenous Peoples. Involuntary resettlement We sometimes require temporary or permanent access to areas of land or sea where people are living or working. These situations can result in physical or economic displacement, which need to be carefully managed. Our standards require assets, projects or businesses to avoid involuntary resettlement whenever possible. When this cannot be avoided, our standards require the development of a resettlement action plan or, in cases of economic displacement not resulting in physical displacement, a livelihood restoration plan. These plans are designed to mitigate the negative impacts of displacement, identify development opportunities and establish the entitlements of all categories of affected persons (including host communities), with particular attention paid to the needs of the poor and the vulnerable. In developing these plans, we seek to work with local communities to help them resettle and maintain or improve their standard of living. Our support may include helping communities to establish alternative livelihoods. Cultural heritage Preserving cultural heritage is an important part of our efforts to manage social impacts. Cultural heritage refers to places of archaeological, historical, cultural, artistic or religious significance. It can also include preservation of unique environmental features, cultural knowledge and traditional lifestyles. Our approach starts with considering how to avoid or minimise impacts on cultural heritage. This can involve carrying out archaeological assessments to inform project design and site selection. If appropriate, we may develop so-called "chance find" procedures to deal with previously unknown heritage resources that could be discovered during construction or operations. Such procedures are important for helping to prevent damage to these resources. Where appropriate, we train staff and contractors to make them aware of these resources and give them the authority to halt work if necessary. Indigenous Peoples Our activities can affect Indigenous Peoples who hold specific rights for the protection of their cultures, traditional ways of life and special connections to land and water. In accordance with the Shell General Business Principles and in support of the UN Declaration on the Rights of Indigenous Peoples, we seek the support and agreement of Indigenous Peoples potentially affected by our activities, through dialogue, culturally appropriate grievance mechanisms and impact management processes. Sustainability Statements | Social | Affected communities (S3) continued 406 Shell Annual Report and Accounts 2025

Shell recognises the principle of free, prior and informed consent (FPIC), as interpreted by the International Finance Corporation Performance Standards as a safeguard for Indigenous Peoples' rights. We believe our approach is consistent with the application of this principle, while respecting the laws of the jurisdictions where we operate. High or unusual social risks Our operations can be exposed to social environments where potential impacts or risks may be more difficult to manage. Examples include areas experiencing conflict, areas where there is a history of community grievances leading to protests and business disruption, or areas where there are unusually high expectations for community benefits such as jobs, contracting opportunities or social investment. Our standards require assets, projects or businesses operating in environments with high or unusual social risks to obtain specialist advice from a qualified expert. The aim of this requirement is to ensure that input to local management plans is provided by individuals with the necessary expertise. Social investment In countries where our social investment spend exceeds $500,000 per year, our standards require a social investment strategy to define goals and measurable social outcomes. The strategy documents how projects are planned and managed, how alignment with stakeholder and business priorities is determined, how project impacts are monitored and evaluated, and how the project will transition once Shell's support ends. Our standards require project- or asset-level social investment plans to align with our country social investment strategy, while reflecting local needs and priorities. Disaster relief In countries where Shell expects to provide aid in the event of a natural or humanitarian disaster, our standards require the development of a disaster relief donation plan to predetermine the circumstances in which Shell will make donations and how they will be delivered. The intent is to enable us to be well prepared for a swift and appropriate response to alleviate the impacts of a disaster on communities. This includes partners that are preselected and prescreened, allocated budgets and agreements that are in place where needed. Security Shell has incorporated the Voluntary Principles on Security and Human Rights (VPSHR) to give guidance on how to respect human rights while providing security for business operations. Shell avoids the use of armed security except for where there is a requirement under local laws or in countries where threats are most severe. Our standards require country management teams to identify potential negative impacts and risks associated with security and human rights in line with the VPSHR. Where potential impacts or risks exist, our standards require mitigation actions and monitoring of effectiveness. Our standards require incidents or allegations to be reported internally and investigated. Our Shipping and Maritime business adopts comparable practices for shipping operations. Communities and human rights Communities are one of Shell's four key focus areas for human rights, alongside labour rights, workers in our value chain and security. The following human rights commitments are of specific relevance to communities. Communities and human rights Topic Commitment Social impacts We manage the social impacts of our business, including potential human rights impacts, while working to enhance the benefits of our activities for local communities and mitigate any negative impacts. Listening and responding to community concerns is an important part of our approach to providing access to remedy. Indigenous Peoples Our activities can affect Indigenous Peoples who hold specific rights for the protection of their culture, traditional ways of life and special connections to land and water. Shell seeks the support and agreement of Indigenous Peoples potentially affected by our activities through mutually agreed, transparent and culturally appropriate consultation and impact management processes. Human rights defenders Freedom of expression, association and peaceful assembly are basic human rights. Their protection contributes to a well-functioning society. Shell does not interfere with or inhibit the peaceful, lawful and safe activities of human rights defenders to exercise these rights. Shell will not contribute to or support retaliation, threats, intimidation or attacks against those who raise human rights-related concerns in relation to our operations. Shell's standards with respect to affected communities are based on a commitment to respect human rights as set out in the UN Universal Declaration of Human Rights. Our approach is informed by the UN Guiding Principles on Business and Human Rights. Our policies with respect to Indigenous Peoples are designed to support the UN Declaration on the Rights of Indigenous Peoples. See "Other disclosures" on page 410 for information about cases of non-respect of the UN Guiding Principles on Business and Human Rights, the International Labour Organisation's Declaration on Fundamental Principles and Rights at Work or the OECD Guidelines for Multinational Enterprises involving affected communities in our operations or our upstream and downstream value chain. Processes for engaging with affected communities about impacts (S3-2) We engage with communities throughout the project life cycle. This helps us to understand their needs and expectations, obtain input on identifying and managing impacts, and provide access to remedy. Engagement is a continuous process that helps us improve our decision- making and performance. We use communication channels that are appropriate for local circumstances to enable effective engagement with community members, their legitimate representatives and credible proxies that may have insight into their situation. Engagement is an ongoing process. The people we engage with, the topics we discuss, and the frequency and type of engagement vary across the life cycle and location of our business activities. The manager of a project or asset is accountable for community engagement, supported by specialists in community engagement or impact management as appropriate. Shell's Vice President for Social Performance is responsible for providing Group-level support in the form of competence development and assurance for engagement activities where required. When planning new projects, we undertake environmental and social impact assessments to identify potential impacts on communities. These are designed to help us identify and manage potential impacts on the environment, livelihoods, health, human rights and other aspects of Sustainability Statements | Social | Affected communities (S3) continued 407 Shell Annual Report and Accounts 2025 well-being. Impact assessments are usually carried out by specialist external consultants under the supervision of Shell experts. At each stage of the process, we consider potential impacts and decide how best to proceed. We apply the mitigation hierarchy, a decision-making framework that helps us to avoid negative impacts and, where this is not possible, to minimise, mitigate or restore. When negative impacts cannot be avoided through improvements in project design, we implement measures to mitigate negative impacts and enhance positive impacts. Community involvement is important for identifying potential impacts and determining whether mitigations or enhancements will have the desired result. For countries where we have a large community footprint, we undertake a periodic review process to assess the effectiveness of our work with affected communities. This includes testing the effectiveness of our engagement approach. When designing engagements with communities, we prioritise groups that will be most impacted or least resilient to negative impacts. Depending on the circumstances, we may design tailored engagement processes to engage with such groups effectively. When engaging with Indigenous Peoples, we engage through mutually agreed, transparent and culturally appropriate consultation processes. Shell recognises the principle of free, prior and informed consent (FPIC), as interpreted by the International Finance Corporation's Performance Standards, as a safeguard for Indigenous Peoples' rights. During construction and operations, we maintain engagement with communities about impacts and benefits. When we divest assets or exit areas, we may collaborate with partners with the aim of leaving a positive legacy. For non-operated ventures, we use a risk-based approach to determine where we need to engage with business partners to support their work with affected communities. If necessary, we may offer technical support to our partners or undertake direct engagement ourselves. Processes to remediate negative impacts and channels for affected communities to raise concerns (S3-3) Engagement with communities is an important part of our approach to managing human rights and providing access to remedy. Shell offers several channels to encourage affected communities to raise concerns. Large projects and assets have dedicated community engagement practitioners who act as a bridge between local communities and our operations. We also offer community feedback mechanisms that allow us to receive, track and respond to questions and complaints. Communities can also raise concerns anonymously through the Shell Global Helpline. In locations where third-party-operated complaint systems are in place, such as those of a government, we sometimes use these to inform us of feedback related to our operations and to respond appropriately. Providing access to remedy Shell provides and facilitates access to remedy through community feedback mechanisms and the Shell Global Helpline. Shell does not require individuals or communities to permanently waive their legal right to bring a claim through a judicial process as a precondition of raising a grievance through a Shell grievance mechanism, nor will Shell otherwise take extrajudicial measures to obstruct state-based judicial processes. Shell will not contribute to or support retaliation, threats, intimidation or attacks against those who raise concerns in relation to our operations. We have assessed our community feedback mechanism against the access to remedy criteria of the UN Guiding Principles on Business and Human Rights. This has enabled us to improve our approach, helping to ensure we treat community feedback consistently across our operations, respect anonymity and allow communities to pursue other options if they disagree with the outcome of the process. In some locations, community members may be employed by suppliers who perform work on Shell sites. We have contractual requirements for suppliers to provide their own grievance mechanisms (see "Shell Supplier Principles" on page 411). Concerns may also be submitted via the Shell Global Helpline. Assessing effectiveness Our standards require assets, projects or businesses where communities are potentially affected to track and respond to questions, complaints and feedback. For countries where we have a large community footprint, we conduct a periodic review of the effectiveness of our work with communities. As part of this process, we analyse concerns raised through community feedback mechanisms to understand opportunities to improve. We also evaluate the effectiveness of the mechanism in terms of whether it is known, trusted and used. In 2025, we continued to track user satisfaction with the way we manage and respond to feedback we receive. We seek feedback from communities on the effectiveness of feedback mechanisms. Where appropriate, we may involve communities in tracking and monitoring how concerns are addressed. Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions (S3-4) In 2025, we continued to take steps to improve our approach to managing impacts and supporting access to remedy through community feedback mechanisms. The scope of the actions described in this section covers Shell companies and joint ventures in which Shell is the operator, unless otherwise stated. Many of our actions are of an ongoing nature. Horizons for the completion of time-bound actions are indicated where applicable. Our actions are intended to help us achieve the desired outcome of our policies and standards by providing resources and expertise that support our businesses to implement them in fit-for-purpose ways. Building capacity to manage impacts In 2025, our improvement plan for social performance focused on five themes. These comprised work to embed our standards and strengthen the integration of social performance into business decisions; support local teams to drive continuous improvement; develop the competence of staff in critical positions; deepen our understanding of the potential community issues associated with changes in our business portfolio; and provide risk-based support to our non-operated ventures. Portfolio changes For Shell, the energy transition brings new business models that require different approaches to social performance. For example, new business opportunities may require us to work with partners who have less experience in managing complex community impacts such as land acquisition or disruption to livelihoods. Sustainability Statements | Social | Affected communities (S3) continued 408 Shell Annual Report and Accounts 2025

We seek to offer our support and exert a positive influence on non- operated ventures where we identify a need for additional technical expertise or resources. Indigenous Peoples Historically, most of Shell's interactions with Indigenous Peoples have taken place in highly regulated contexts such as in Canada and Australia. In Australia, our QGC business continues to work on negotiations with several Traditional Owner groups to modernise existing Indigenous land use agreements. In 2025, Shell Australia launched its Reconciliation Action Plan for 2025-2028. Reconciliation Action Plans guide companies in strengthening relationships and creating meaningful opportunities with Aboriginal and Torres Strait Islander peoples. They provide a structured framework to advance reconciliation through practical actions that recognise Australia's shared history and promote inclusion, employment, education and procurement opportunities. In Canada, Shell has worked with trained local Indigenous Wildlife Monitors as it assesses former exploration sites in the western Arctic Inuvialuit Settlement Region of the Mackenzie Delta. Monitors are present during all field activities to minimise the potential impact to the environment and the traditional lifestyle and subsistence harvesting of the Inuvialuit. Shell also partnered with the Inuvialuit Community Corporations and Hunter and Trapper Committees to deliver pre- employment training. This consists of Intermediate First Aid and Basic Wildlife Monitoring to support capacity building in local communities to supply the required number of wildlife monitors. Our interactions with Indigenous Peoples extends beyond these countries, especially in the context of nature-based solutions. For these projects, our standards require certification to the Climate, Community and Biodiversity (CCB) Standards or an equivalent, which includes requirements around free, prior and informed consent. Land acquisition and resettlement Land acquisition and resettlement is a key focus area across our operated and non-operated ventures, and requires specialist skills to manage. In 2025, we engaged in plans to manage impacts associated with economic displacement in India. We also provided support to resettlement processes in non-operated ventures or opportunities in Iraq, Brazil, Kazakhstan, Trinidad and Tobago and Tanzania. In Ghana, farmers impacted by a reforestation project developed by a third party and supported by Shell are offered intercropping agreements on current land, followed by longer-term land security and support for improved agricultural practices in a new area. Cultural heritage Standalone Cultural Heritage Impact Assessments were undertaken for two offshore projects in South Africa and Australia. In Australia, specialist technical advice was sought to understand historical seabed levels and the potential presence of submerged cultural landscapes. Findings are being used in further consultation with Aboriginal and Torres Strait Islander peoples. In South Africa, for the Northern Cape Ultra Deep opportunity, the assessment of intangible cultural values and links to the sea was underpinned by consultation with coastal communities conducted by a third party. Security Our operations expose us to criminality, civil unrest, activism, terrorism, cyber disruption and acts of war. We take steps to have clear and planned responses to security incidents so that we are able to react effectively if they occur. Shell is a member of the Voluntary Principles on Security and Human Rights (VPSHR), a multi-stakeholder initiative that gives guidance on how to respect human rights while providing security for business operations. Shell implements this guidance within our operations, concentrating on countries where the risks of working with government and private security forces are identified as greatest. We carry out annual risk assessments and develop implementation plans to manage the identified risks. As part of these plans, we carry out training and awareness briefings with the security forces that we rely on in our implementation countries. We also screen private security providers on VPSHR and monitor their performance. Social investment Our activities contribute to economies through taxes, jobs and business opportunities. We also make social investments in areas determined by local community needs and priorities. These investments are sometimes voluntary and sometimes required by governments or as part of a contractual agreement. Shell has three priority areas for social investment: access to energy; skills and enterprise development; and science, technology, engineering and maths education. In 2025, we spent $115 million on social investment, of which $12 million (11%) was required by government regulations or contractual agreements. We spent the remaining $103 million (89%) on voluntary social investment. This compares with $165 million on social investment in 2024 ($87 million required by government regulations or contractual agreements and $78 million on voluntary social investment). An important part of our social investment is our contribution to communities that have been impacted by disasters. Typically, Shell provides financial donations to non-governmental and partner organisations that are experienced in providing humanitarian aid in disaster situations. Where possible and needed, we also contribute our products and services, such as fuel, chemical products, transport and logistics. Community skills and enterprise development Our community skills and enterprise development programmes benefit communities where we operate by creating employment opportunities and contributing to economic development. These programmes also strengthen the number of potential suppliers and staff for our value chain. Education in science, technology, engineering and maths We actively support science, technology, engineering and maths (STEM) through a range of programmes. NXplorers, our flagship STEM programme, aims to help young people develop creative thinking to bridge the skills gap. Local content See "Local content" on page 412 for information about our approach. Tracking effectiveness For countries where we have a large community footprint, we undertake a periodic review of the effectiveness of our work with affected communities. This includes an assessment of how we manage negative and positive impacts on communities. Social performance issues are considered as part of our HSSE & SP internal assurance processes. Responding to concerns We may become aware of actual or potential negative impacts through impact assessment, stakeholder engagement or concerns raised through community feedback mechanisms. Depending on the nature of the issue, we may investigate the concern ourselves or refer it to a third party, if appropriate. Sustainability Statements | Social | Affected communities (S3) continued 409 Shell Annual Report and Accounts 2025

If an incident is confirmed, we review the circumstances and decide on the action to be taken. When the impacts are preventable or remediable, we may consider appropriate measures. Such measures may be taken on our own or in conjunction with others. When actual or potential impacts arise in relation to topics such as impact management or land acquisition, we aim to ensure our standards are implemented in an appropriate manner. See "Processes to remediate negative impacts and channels for affected communities to raise concerns (S3-3)" on page 408 for further information about our approach to access to remedy. Other disclosures Shell seeks to avoid or minimise material adverse impacts on affected communities by embedding respect for their rights in our policies and practices. Shell is committed to respecting human rights as set out in the UN Universal Declaration of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work. Our approach is informed by the UN Guiding Principles on Business and Human Rights. We provide and facilitate access to remedy. Our policies on impact assessment, environmental management and communities are designed to manage the impacts of our activities. See "Policies related to affected communities (S3-1)" on page 406 and "Communities and human rights" on page 407 for more information. An incident is a legal action or complaint registered with the undertaking or competent authorities through a formal process, or an instance of non- compliance identified by the undertaking through established procedures. According to the UN Guiding Principles on Business and Human Rights, a severe human rights incident is characterised by the significant impact it may have, which is evaluated based on its scale, scope and irremediable nature. An incident may be severe by virtue of one or more of these criteria. In 2025, no severe human rights incidents connected to affected communities were identified (2024: no incidents). No severe human rights incidents connected with land disputes or free prior and informed consent of Indigenous Peoples were identified (2024: no incidents). In 2025, no cases of non-respect of the UN Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work or the OECD Guidelines for Multinational Enterprises connected to affected communities were identified in our operations or our upstream and downstream value chain (2024: no cases). Resourcing our actions The Executive Vice President for Safety, Environment and Asset Management is the most senior executive in Shell with accountability for the development, governance and oversight of the SEAM Standards. Leaders of assets, performance units, businesses or functions are accountable for assessing which SEAM Standards are relevant to them based on their objectives, risk profile and activities, and for implementing those standards as appropriate. Implementation of SEAM Standards relevant to social performance is supported by members of Shell's Corporate Relations and Safety, Environment and Asset Management functions. These include experts in community engagement, resettlement, Indigenous Peoples, human rights, impact assessment and other disciplines. The requirements of our standards are communicated to people involved with implementation through various mechanisms, including internal communication channels, management systems and training, as appropriate. Planned actions In 2026, we will continue to: ￮ manage stakeholder engagement, impact management, involuntary resettlement, cultural heritage, Indigenous Peoples, high or unusual social risks, social investment, disaster relief, and security and human rights in line with our standards; and ￮ support efforts to provide access to remedy for affected communities through community feedback mechanisms. Our action plans are responsive to changing business conditions. Planned actions not directly related to compliance with regulations or our own standards are subject to change. The actions indicated above represent key focus areas rather than an exhaustive list. Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities (S3-5) Our business activities and the communities in which we operate are diverse. Experience shows that local goals drive more appropriate outcomes than globally aggregated targets, which may or may not be applicable to every community. For this reason, we have not adopted consolidated targets on affected communities at a Group level. We aim for continuous improvement in our performance and may set goals at a local level addressing specific priorities, such as reducing road traffic or enhancing local recruitment and contracting. Such goals may include performance measurement from a base period to a future period. Where appropriate, we engage directly with affected communities to discuss the local priorities. In some cases, this may involve community participation in setting goals, monitoring progress, or identifying lessons learned or further opportunities for improvement. Sustainability Statements | Social | Affected communities (S3) continued 410 Shell Annual Report and Accounts 2025

Governance | Business conduct (G1) Our core values of honesty, integrity and respect for people, and our focus on safety, people and sustainability are the foundations of Shell. We are guided by the Shell General Business Principles (SGBP) and our Code of Conduct. Our double materiality assessment has identified integrity and responsible sourcing as material topics. It has also identified tax and payments to governments and safety as material entity-specific topics, which we cover in this section in recognition of their overarching relevance for Shell's activities. See "Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3)" on page 344 and "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 for more information. Why it matters Our core values underpin our work with customers, investors, employees, contractors, communities, civil society and governments. We are committed to doing business in an ethical and transparent way. Business conduct policies and corporate culture (G1-1) The Shell General Business Principles, Code of Conduct and Legal Group Requirements help everyone at Shell to act in line with our values. The Shell General Business Principles set out our responsibilities to shareholders, customers, employees, business partners and society. They set the standards for how we conduct business with honesty, integrity and respect for people. As part of these principles, we commit to contribute to sustainable development, by balancing short- and long- term interests and integrating economic, environmental and social considerations into our decision-making. All Shell employees and contractors, and those at joint ventures we operate, are expected to behave in line with these business principles. The Shell Code of Conduct explains how employees, contractors and anyone else acting on behalf of Shell must behave to live up to our business principles. It covers safety, anti-bribery and corruption, fair competition, human rights and other important areas. In January 2026, we introduced the refreshed Code of Conduct, which gives even greater emphasis to the behaviours we expect from everyone who works for Shell. A key objective is to reinforce a working environment where people feel encouraged to speak up. We have also clarified our expectations for the responsible use of AI. On December 1, 2025, we replaced our Ethics and Compliance Manual with the Legal Group Requirements. These requirements include the topics that were previously contained in the Ethics and Compliance Manual: anti-bribery and corruption, anti-money laundering, fraud, preventing the facilitation of tax evasion, antitrust, data privacy and trade compliance. The Legal Group Requirements are a set of standards within Shell's Performance Framework which are designed to simplify how we achieve compliance, and further strengthen disciplined integrity, for example, through mandated processes explaining how to comply with the standards. Shell employees, contractors and third parties can report potential breaches of the Code of Conduct confidentially through several channels, including anonymously through the Shell Global Helpline. We maintain a stringent no retaliation policy to protect any person making an allegation in good faith. This protection extends to those who participate in or conduct an investigation. We investigate allegations of potential violations of the Shell Code of Conduct or applicable laws promptly and independently of the management line concerned. Our policies require Shell staff to undergo appropriate ethics and compliance training. The type and depth of training is dependent on the level of risk. Training is repeated on a periodic basis determined by the risk exposure. Functions considered to be at higher risk for exposure to bribery include, but are not limited to, persons involved in procurement and contracting, new business development and engagement with government officials. Staff involved in receiving and investigating potential breaches of the Code of Conduct undergo specific training in managing such cases. See the conduct and culture risks highlighted in "Risk factors" on pages 126-135 for additional information on how Shell seeks to establish, develop, promote and evaluate our corporate culture. See "Animal welfare" on page 378 for information about Shell's animal welfare standards. Management of relationships with suppliers (G1-2) As part of Shell's responsible sourcing approach, we aim to work with suppliers that behave in an economically, environmentally and socially responsible manner. Shell Supplier Principles Shell partners with suppliers who adhere to our Shell General Business Principles and Shell Supplier Principles. Our standard contract terms require adherence to these or equivalent principles. The Shell Supplier Principles apply to contracts managed by Shell's Supply Chain organisation, which generally manages procurement of non-hydrocarbon goods and services on behalf of Shell companies and joint ventures in which Shell is the operator. Our Supplier Principles comprise the following topics: ￮ Business Integrity: compliance with Shell standards and applicable laws and regulations, including with respect to corruption, bribery, fraud, competition and conflicts of interest. ￮ Health, Safety, Security, Environment and Social Performance (HSSE & SP): a systematic approach to managing health, safety, security and environment, including environmental protection, energy and resource efficiency, managing social impacts, and respectful engagement with employees, communities and other stakeholders. ￮ Labour and Human Rights: respect for human rights and labour rights, including no use of forced labour or child labour; no payment of recruitment fees by workers; compliance with applicable laws on freedom of association and collective bargaining; no tolerance for harassment, discrimination or retaliation; compliance with applicable laws on working hours; wages and benefits that meet or exceed national legal standards; and grievance mechanisms where concerns can be raised confidentially. Suppliers are required to notify Shell in case of any violations of the Shell General Business Principles or the Shell Supplier Principles. Shell evaluates and selects its suppliers based on, among other things, the following considerations: capability to act in accordance with the Shell General Business Principles and Shell Supplier Principles, clear financial position, technical capability of delivering in line with Shell standards, and ability to deliver the scope of work safely and manage human rights and worker welfare within their own operations and respective supply chains. After the initial assessment of potential suppliers, we may carry out additional risk assessments. These can trigger further assessment of suppliers' capabilities on topics such as worker welfare and ethics and Sustainability Statements 411 Shell Annual Report and Accounts 2025

compliance. Depending on the risk profile, suppliers may be asked to put mitigation actions in place. Our purchases of goods and services, including from small and medium-sized enterprises, are governed by standard contractual terms and conditions. These specify the scope of the contract, the responsibilities of the parties to each other and processes for payment. Our standard terms require suppliers to issue an invoice once the agreed goods or services have been satisfactorily delivered and accepted by Shell. We aim to pay any undisputed amounts within the time period specified in the contract after receiving a correct and adequately supported invoice. Enhanced value chain due diligence In 2024, Shell introduced a new policy within our Category Management and Contracting Process that sets out the process for enhanced due diligence for new contracts identified as having the highest potential for human rights impacts. In 2025, this policy was further embedded and operationalised. See "Enhanced value chain due diligence" on page 402. Local content We want to make a positive difference to countries and local communities where we operate. We do this by creating jobs, training people, supporting local businesses and buying goods and services from local suppliers — collectively referred to as local content. We also work to include in our supply chain enterprises that are part of historically under-represented or underserved groups. Prevention and detection of corruption and bribery (G1-3) The Shell General Business Principles, Code of Conduct and Legal Group Requirements define our requirements for complying with laws on anti-bribery and corruption. These requirements apply to all Shell- operated ventures and companies in which Shell holds a controlling interest, either directly or indirectly. Our approach To help us prevent and detect corruption and bribery, we require our business and functions to undertake regular risk reviews and implement risk-based controls. We identify roles that are exposed to potential bribery and corruption risks and provide training. We require ethics and compliance due diligence when contracting, engaging in business development, before funding social investment and before entering into relationships with trade associations. We also include ethics and compliance clauses in our contracts. Specialists in our Integrity Investigations team and Human Resources function manage investigations when concerns are raised. Independent audits are conducted by Shell Internal Audit and Investigations. Raising and investigating concerns If staff wish to report a concern, they may speak to their line manager, the Shell Ethics and Compliance Office or a representative of the Human Resources or Legal functions. Alternatively, staff and third parties can contact the Shell Global Helpline, which is available to anyone, 24 hours a day, seven days a week, via telephone or the internet. Reports can be made anonymously and in multiple languages. Shell Internal Audit and Investigations (SIAI) provides independent and objective assurance on the adequacy and effectiveness of our risk management and internal controls. Within SIAI a professional Integrity Investigations team investigates allegations of potential violations of the Shell Code of Conduct raised through the Shell Global Helpline and shares learnings on incidents. This function operates independently from the management line under investigation. We conduct investigations according to six investigation principles: confidentiality, impartiality, integrity, competence, timeliness and protection from retaliation. Only professional investigators of the Integrity Investigations team have the authority to direct, manage and conduct such investigations with support from a dedicated independent unit of Human Resources investigators if directed by the Integrity Investigations team. Each quarter, the VP Integrity Investigations reports on all Code of Conduct incidents and relevant insights to the Business Integrity Committee. Insights from the Integrity Investigations team are provided by the Chief Internal Auditor to the Executive Committee (EC) and the Board Audit and Risk Committee (ARC). Ethics and compliance officers review investigation outcomes, trends, learnings and follow-up actions. Shell's Chief Ethics and Compliance Officer (CECO) provides regular updates to the EC and ARC. See "Audit and Risk Committee Report — Compliance and Governance" on page 167 for more information. See "The role of the administrative, management and supervisory bodies (GOV-1)" on page 339 for information about the governance of ethics and compliance. Training Ethics and compliance training in Shell follows a risk-based approach, with the depth of training required of staff dependent on the level of risk associated with their role. Staff must complete all assigned Shell ethics and compliance training courses. Code of Conduct training, which explains the behaviour Shell expects from its representatives, is mandatory for all employees and contractor staff. Certain roles pose higher risks for corruption or bribery owing to the sensitive nature of the transactions involved or because they entail engagement with government officials. We prioritise additional training for these roles. We require all staff in roles identified as being potentially at risk for exposure to corruption or bribery to undergo appropriate training. Training completion is tracked and repetition cycles are defined. Training on anti-bribery and anti-corruption is valid for two to three years from the date of completion but may be refreshed more frequently, for instance, in response to changes in the risk environment. In 2025, 98% of staff in at-risk roles possessed a valid training completion in line with the applicable cycle (2024: 98%). We offer free training in anti-bribery and anti-corruption practices to selected suppliers. This training is available in 14 languages. The Board endorses the Shell ethics and compliance programme, including the required training programmes. An Ethics and Compliance Learning Board, makes decisions on strategic direction and how we run effective training. Anti-bribery and corruption is reviewed on a periodic basis to ensure content is relevant and up to date. Communicating our expectations Shell's policies on ethics and compliance are communicated to employees, suppliers and third parties at the start of any contractual relationships and through training, leadership communications and Shell's website. Our Code of Conduct and associated training are offered in multiple languages with the aim of making our expectations clear and easy to understand. Sustainability Statements | Governance | Business conduct (G1) continued 412 Shell Annual Report and Accounts 2025

Incidents of corruption or bribery (G1-4) No Shell legal entity and, to the best of our knowledge, no Shell staff were convicted or fined for criminal violations of anti-corruption and anti-bribery laws in 2025. This compares with no convictions or fines reported in 2024. We review cases involving alleged violations of anti-corruption and anti-bribery to identify lessons learned and improve our internal processes. We take appropriate steps when violations are substantiated, which can include consequence management and other actions. Actions and resources In 2025, we continued to manage ethics and compliance through our policies and systems. This included implementing the detailed requirements of the Ethics and Compliance Manual (replaced by Legal Group Requirements in December 2025), providing training, maintaining risk-based compliance programmes and encouraging people to discuss the dilemmas they face in their work. We will continue these activities in 2026 based on the Legal Group Requirements. We have not adopted consolidated targets for ethics and compliance. We track the effectiveness of our policies and actions through data and insights from the Shell Global Helpline, the Shell Ethics and Compliance organisation, and the Shell People Survey. Accountability for ethics and compliance in Shell lies with the Chief Executive Officer and the Executive Committee. Implementation is supported by Shell's Ethics and Compliance Office, which includes subject matter experts in business ethics and compliance. Tax and other payments to governments One of the ways Shell makes a meaningful financial contribution to the countries where we operate is by paying taxes. Our operations generate revenues for governments through the taxes and royalties we pay, which are often used to fund essential public services. Our double materiality assessment has identified tax and other payments to governments as a material entity-specific topic. See "Material impacts, risks and opportunities and their interaction with strategy and business mode (SBM-3)" on page 344 and "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 for more information. Why it matters When we invest in a country, we seek to build long-term relationships and develop our business sustainably. We recognise our responsibility towards investors, governments, employees and the local communities in which we work. Revenue transparency and the taxes we collect and pay are one of the ways we fulfil this responsibility. Our approach to tax is designed to support our strategy through our commitment to transparency, compliance and open dialogue with our stakeholders, from governments to civil society. The Board of Directors of Shell plc approves our tax strategy, reviews its effectiveness and maintains sound internal controls. [A] Figures based on Shell's Tax Contribution Report 2024. Sustainability Statements | Governance | Business conduct (G1) continued 413 Shell Annual Report and Accounts 2025 Our tax strategy is designed to support Shell in delivering its strategy. Our approach to tax Shell is committed to tax compliance [A] ￮ We have a taxable presence in 97 jurisdictions. ￮ We file around 44,000 tax returns annually. ￮ We seek to protect the interests of our investors by managing our tax affairs in a sustainable way. Shell is transparent on tax matters ￮ We publish our global approach to tax and the taxes we pay by country or location. ￮ We publish payments on our extractive activities by project. ￮ We seek to provide tax authorities with timely and comprehensive information on potential tax issues. Shell is open to dialogue ￮ We engage with society on tax matters. ￮ We promote co-operative compliance relationships. ￮ We give constructive input to industry groups and international organisations.

Policies related to tax The B Team Responsible Tax Principles were developed by companies, including Shell, civil society, investors and representatives from international institutions. We adopted The B Team Responsible Tax Principles as our own. The Shell Responsible Tax Principles guide our decisions on tax matters. Actions and resources In 2025, Shell paid $12,183 million in corporate income taxes* and $4,730 million in government royalties and production taxes. We also collected excise duties, sales taxes and similar levies on our fuel and other products on behalf of governments. In 2024 we collected $12,459 million in corporate income taxes and $5,737 million in government royalties and production taxes. We publish an annual Tax Contribution Report which sets out the corporate income tax that Shell companies paid in the jurisdictions where we have a taxable presence. Shell also publishes an annual Payments to Governments report, prepared in accordance with the UK's Reports on Payments to Governments Regulations 2014 (as amended in December 2015). This report is also published pursuant to article 5:25e of the Dutch FMSA (Wft) and is furnished with the US Securities and Exchange Commission according to Section 13(q) under the US Securities Exchange Act of 1934. We regularly engage with policymakers to support the development of tax rules and regulations. In this way, we hope to contribute to the development of fair, effective and predictable tax systems. We also provide constructive input to industry groups and international organisations, such as the Extractive Industries Transparency Initiative, The B Team Responsible Tax Working Group and the international business network Business at OECD. The Board of Directors of Shell plc approves our tax strategy, reviews its effectiveness and maintains sound internal controls. The Executive Vice President Taxation and Corporate Structure is responsible for tax matters and provides assurance based on our tax control framework. Implementation is supported by members of Shell's Finance function, which includes subject matter experts on various aspects of tax. In 2026, we will continue to be guided by the Shell Responsible Tax Principles in our tax-related activities. We have not adopted consolidated targets for this topic. We track the effectiveness of our policies and actions through regular monitoring and review of our financial, operational and compliance controls, including tax controls. Read more about our approach to tax on shell.com. * Non-GAAP measure. See page 430. Sustainability Statements | Governance | Tax and other payments to governments continued 414 Shell Annual Report and Accounts 2025 Shell Responsible Tax Principles Accountability and governance Tax is a core part of corporate responsibility and governance and is overseen by the Board of Directors (the Board). Compliance We are committed to complying with the tax legislation of the countries in which we operate and pay the right amount of tax at the right time in the countries where we create value. Business structure We will only use business structures that are driven by commercial considerations, are aligned with business activity and which have genuine substance. We do not seek abusive tax results. Relationships with authorities We seek, wherever possible, to develop co-operative relationships with tax authorities, based on mutual respect, transparency and trust. Seeking and accepting tax incentives Where we claim tax incentives offered by government authorities, we seek to ensure that they are transparent and consistent with statutory or regulatory frameworks. Supporting effective tax systems We engage constructively in national and international dialogue with governments, business groups and civil society to support the development of effective tax systems, legislation and administration. Transparency We provide regular information to our stakeholders, including investors, policymakers, employees, civil society and the general public, about our approach to tax and taxes paid.

Safety As we implement our strategy, we will continue to focus on achieving our Goal Zero ambition: to do no harm to people and to have no leaks across operations. This goal lies at the very heart of our plans and our activities. Our double materiality assessment has identified safety as a material entity-specific topic. See "Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3)" on page 344 and "Description of the process to identify and assess material impacts, risks and opportunities (IRO-1)" on page 347 for more information. Why it matters The nature of our operations exposes us to a wide range of safety risks. We strive to reduce risks and to minimise the potential impact of any incident, with a particular emphasis on the risks with the most serious consequences if something goes wrong. We seek to improve safety by focusing on the three areas where risks associated with our activities are highest: personal, process and transport. Personal safety in Shell refers to occupational hazards associated with building, maintaining or operating our facilities. Process safety is about keeping hazardous substances inside pipes, tanks and vessels, and ensuring that well fluids are contained during construction, well interventions (such as maintenance) and operations. Transport safety concerns hazards associated with transporting people, products or equipment by road, sea, air and rail. Policies related to safety Our approach to safety is governed by the Shell Commitment and Policy on Health, Security, Safety, the Environment and Social Performance (HSSE & SP). It sets out our expectations for the management of HSSE & SP and applies to all Shell companies, contractors and joint ventures under our operational control. We translate the Shell Commitment and Policy on HSSE & SP into action through our Safety, Environment and Asset Management (SEAM) Standards. The SEAM Standards set out our requirements for personal safety, process safety, transport safety and emergency response (see "SEAM Standards" on page 107). The standards described in this section apply to Shell companies and joint ventures in which Shell is the operator, except where otherwise stated. We expect non-operated joint ventures to adopt appropriate and acceptable policies to manage their risks. Management systems Our standards require a systematic approach to managing HSSE & SP. The foundation of this approach is our management system. The SEAM HSSE & SP and Asset Management Foundations Standard sets the requirements for the core elements of our management system. It covers topics such as establishing an organisation to manage HSSE & SP, management accountabilities and responsibilities, assurance, competence management, performance monitoring and continuous learning and improvement. The standard also specifies core processes such as risk management, management of HSSE & SP through a hierarchy of controls, permit to work and management of change. It also sets out our requirements for HSSE & SP in joint ventures, capital projects, acquisitions and divestments. Contractor HSSE management When contracting for goods and services, our standards require assets or businesses to specify the activities in the contracted scope of work and to determine the associated level of HSSE risk. Our standards require verification that the supplier is capable of managing the HSSE risks in the contract scope. Our standards require HSSE requirements to be established in contracts. These requirements formalise our expectations for HSSE risk management associated with the contracted scope and the supplier's capability to manage those risks. Based on the contract scope, the assessed risk, and the capability of the supplier, a contract mode is determined which describes the HSSE risk management responsibility of Shell and the supplier, which in turn determines the HSSE management system applicable in controlling each risk. Our standards require suppliers to demonstrate readiness to implement HSSE risk management before starting work. Our standards also require assets or businesses to assure effective implementation of HSSE risk management and to conduct performance management against contractual requirements. The above requirements apply to contracts providing goods or services to the company with the exception of non-differentiated goods and services which are of a standard nature, common to all customers, where it is not practically possible to impose and verify the effectiveness of additional requirements or controls to manage HSSE risks beyond the Shell Supplier Principles. See "Shell Supplier Principles" on page 411 for more information. Personal safety The SEAM Workplace Health, Safety and Security Standard establishes requirements for occupational health and safety hazards that have the potential to result in harm to people. Examples include standards to manage control of work, working in confined spaces, diving and tunnelling operations, electrical safety, excavation, hot work, ionising radiation, lifting and hoisting, personal protective equipment, safe isolation and working at heights. Additional standards cover building safety, business travel, company-sponsored events, occupational health hazard management, product stewardship, fatigue risk management, fitness to work, human factors management and security. Process safety The SEAM Process Safety and Asset Management Standard establishes requirements from project design and construction throughout the life cycle to keep sites, employees, contractors and communities safe. The standard defines our requirements for the identification of process safety hazards and the design of controls to prevent the release of the identified hazards. In the event of a spill or a leak, our standards require the use of independent recovery measures to reduce the likelihood of a release becoming catastrophic. We regularly inspect, test and maintain these barriers so that they meet our standards. Transport safety The SEAM Transport Safety Standard sets out our requirements for road, rail, sea and air transport. Sustainability Statements | Governance 415 Shell Annual Report and Accounts 2025

Road safety Our standards define requirements for managing risks related to road transport. Examples of topics covered by these standards include vehicle specifications and inspection, training and qualification for drivers, journey management and fatigue risk management. Our standards align with industry standards for land transport safety published by the International Association of Oil & Gas Producers. Maritime safety Our standards define requirements for managing risks related to maritime operations. These cover the use of cargo transport vessels and support vessels, ports and berths, and the operation of facilities with maritime interfaces. Our procedures include positive vetting for cargo transport vessels and support vessels. We require double hulls for bulk liquid transport in vessels of 600 deadweight tonnes and above. We maintain detailed procedures for managing maritime risks associated with floating production, storage and offloading units (FPSO) and floating storage and offloading units (FSO). Aviation safety Our aviation standards are aligned with the International Association of Oil & Gas Producers (IOGP) Air Transport Recommended Practices and include processes for identifying and managing risks across fixed- wing aircraft, helicopters and remotely piloted systems. Our standards require an assessment of aircraft types and operators for Shell-owned, chartered and contracted services. Our standards require compliance with our Group Requirements for Aircraft Operations. Rail safety Our standards define requirements for managing risks related to rail operations. These include requirements for procedures, controls and mitigations to manage risks associated with rail operations. Emergency response The SEAM Standards set out our requirements for emergency response, oil spill response and medical emergencies. These standards are designed to ensure that we are appropriately prepared to respond to all credible emergency and worst-case spill scenarios. Our standards require assets and businesses to understand the potential emergencies that could happen as a result of our operations and develop plans to respond to these scenarios. Our standards require asset and business incident management teams to be trained and to exercise the response plans regularly. These exercises often involve working closely with local emergency services and regulatory agencies to jointly ensure our capability to respond to an incident. Our emergency and spill response plans and procedures are driven by our internal risk management processes and local regulatory requirements. Our standards require alignment with industry emergency and spill management systems to facilitate inter- organisational collaboration by responders. Actions and resources The scope of the actions described in this section covers Shell's operated businesses unless otherwise stated. Many of our actions are of an ongoing nature. Schedules for the completion of time-bound actions are indicated where applicable. Our actions are intended to help us achieve the desired outcome of our policies and standards by providing resources and expertise that support our businesses to implement them in fit-for-purpose ways. Our multi-year process of refreshing our approach to safety for all employees and contractors started in 2020. This approach is rooted in a consistent focus on human performance. We ask people at Shell to apply a learner mindset, by which we mean the belief that we can always improve, enhance individual capabilities, learn from mistakes and successes, and speak up freely without repercussions. In practice, our approach to safety is about enhancing how we prepare for and conduct high-risk activities by: ￮ improving our preparation and execution of front-line work, building an environment of trust and learning; ￮ moving to industry-wide tools so that Shell and contractors work on the same basis to manage risks; and ￮ using technology to reduce exposure and identify conditions that could lead to serious incidents. It is also about capturing more insights by: ￮ focusing on eliminating fatality and permanent impairment (FPI) incidents and learning from high-potential incidents where the most serious consequences that could have led to an FPI did not materialise; ￮ focusing on learning from losses or potential losses of containment, and on any degradation of barriers designed to prevent or minimise the consequences of leaks; ￮ capturing underlying causes through incident investigations; and ￮ embedding lessons learned in our training and instructions for future work. In 2025, we continued to integrate this approach into the plans of our facilities, projects and functions. Some of our non-operated ventures have also chosen to implement elements of our refreshed approach. Personal safety When our employees and contractors perform tasks, we expect them to consider the hazards that could potentially cause serious harm and the effectiveness of the barriers in place to avoid serious harm. We establish and maintain competence management systems to ensure people are competent to perform their roles and responsibilities. We provide guidance and practices for managing safety and hold an annual global Safety Day to give employees and contractors time to discuss safety culture on the front line, and to reflect on how to prevent incidents and how to improve performance. In 2025, the focus was on "How I respond matters" because how each of us responds to concerns, dilemmas and errors sets the tone for our workplace and influences our culture. These responses can either lead to learning or diminish the opportunity to improve. Demonstrating care and responding positively to concerns encourages staff to raise issues and ideas in the future. Working with others We work with contractors and suppliers to help them understand our requirements for managing risk and operating safely. We strive to help improve the energy industry's safety performance by sharing safety standards and experience with other operators, joint venture partners, contractors and professional organisations. In 2025, senior executives from more than 20 of our major contractors joined Shell executives at the Energy Transition Campus Amsterdam for our annual Contractor Safety Leadership workshop. Discussion focused on leading through learning and improving from normal work to eliminate FPIs. Additionally, we support industry safe work coalitions in the oil products terminal sector and maritime sector with safety-specific work groups and regional conferences. We also work with industry organisations to develop standards and practices supporting safe and disciplined operations. Some of the organisations we work with include the IOGP, the American Petroleum Institute, the Center for Chemical Process Safety and the Energy Institute. Sustainability Statements | Governance | Safety continued 416 Shell Annual Report and Accounts 2025

Process safety In 2025, we continued to focus on strengthening our core work processes to improve the health of human and technical barriers that help us to prevent process safety incidents and to recover effectively if they occur. Our key focus areas are to standardise our risk assessment tools, embed human performance in front-line work execution and shift to performance indicators that help us better identify the preconditions that can lead to incidents, with a greater emphasis on risk potential. We continued to embed our Process Safety Fundamentals, a set of 10 good operating practices that help us strengthen asset integrity and process safety. We also conducted work to better understand potential process safety risks associated with new business activities such as hydrogen, ammonia, and carbon capture and storage. Also in 2025, we continued to learn from investigations into industry incidents and embed this knowledge into our process safety standards and our training programmes. Such learning helps us to better understand the causes of process safety incidents so that we can improve our controls to prevent them from occurring. Transport safety In 2025, we continued to embed our standards. We worked with specialist contractors, industry bodies, non-governmental organisations and governments to find ways of reducing transport safety risks. We also took specific actions on road safety, aviation safety and maritime safety. Road safety In 2025, we continued to focus on strengthening our controls and implementing technology solutions that help us to better detect the conditions which can lead to accidents. Our standards require Shell employees and contractors who are identified as driving on work-related business to receive defensive driver training. We continue to roll out active fatigue and distraction detection (AFDD) devices across Shell-operated ventures and affiliated contractor vehicles, starting with high-risk countries then expanding to lower-risk ones. These devices, currently in use in 20 countries, monitor fatigue and distraction to help improve driving behaviour, provide feedback and generate insights that help us to improve operating practices. Maritime safety At the end of 2025, we managed and operated a global fleet of 23 tankers, LNG carriers and the world's first liquefied hydrogen carrier. We are one of the world's largest charterers of oil and gas vessels. We work with our global maritime partners through our Maritime Partners in Safety Programme to improve the safety performance of the shipping industry. Aviation safety In 2025, for Shell-operated ventures, our owned and contracted aircraft flew around 30,000 hours and carried around 212,000 Shell and contractor passengers to destinations around the world. In addition, remotely piloted aircraft completed flights on surveys, inspections, emissions surveillance, and security and incident response. Emergency response In 2025, we held large-scale emergency response exercises in Brazil, the Gulf of America, Brunei and Qatar. We manage three regional Emergency Response Leadership Councils for the Americas; Asia-Pacific; and Europe, the Middle East and Africa. The councils bring together experts from different teams that need to be able to work together in case of emergencies. In 2025, the councils' annual regional conferences covered a variety of topics, such as lessons learned, fire dispersion modelling, cloud vapour ignition, drone application, rail response tactics and response preparedness. We continued to be involved in industry consortia to improve well- containment capabilities, for example the Marine Well Containment Company for the Gulf of America region and Oil Spill Response Limited, a global industry consortium. For oil spills, we manage and develop the competency of a global response support network that enables us to deal more effectively with oil spills, by supplementing local response capability. Resourcing our actions The Executive Vice President for Safety, Environment and Asset Management is the most senior executive in Shell with accountability for the development, governance and oversight of the SEAM Standards. Leaders of assets, performance units, businesses or functions are accountable for assessing which SEAM Standards are relevant based on their objectives, risk profile and activities, and for implementing those standards, as appropriate. Implementation of SEAM Standards relevant to safety is supported by members of Shell's Safety, Environment and Asset Management function, which includes subject matter experts in personal safety, process safety, transport safety and other disciplines. The requirements of our standards are communicated to people involved with implementation through various mechanisms, including internal communication channels, management systems and training, as appropriate. Planned actions In 2026, we will continue to: ￮ manage personal safety, process safety, transport safety and emergency response in line with our standards; ￮ collaborate with peers and industry partners to drive continuous improvement in safety performance; and ￮ further mature and embed our approach to safety. Our action plans are responsive to changing business conditions. Planned actions not directly related to compliance with regulations or our own standards are subject to change. The actions indicated above represent key focus areas rather than an exhaustive list. Sustainability Statements | Governance | Safety continued 417 Shell Annual Report and Accounts 2025

Sustainability Statements | Governance | Safety continued

Targets

We aim to do no harm to people and to have no leaks across our operations. We call this our Goal Zero ambition.

Although we do not have consolidated targets for safety at a Group level that meet the criteria set out by the European Sustainability Reporting Standards, we consider our Goal Zero ambition to be fundamental to the success of our company. We therefore track our performance through the metrics provided under "Safety performance" below and through our efforts to learn from incidents to understand underlying causes, including technical, behavioural, organisational and human factors.

Safety performance

Our safety performance in 2025 is shown below. We report data in this section on a 100% basis for companies and joint ventures in which Shell is the operator, unless stated otherwise.

Personal safety

Our personal safety performance in 2025 is shown below.

Personal safety and health [A]

	unit	2025	2024
Fatalities [B]	number	4	2
Employees	number	–	–
Contractors	number	4	2
Fatal accident rate	number per 100 million hours	1.1	0.4
Fatality and permanent impairment (FPI) [C] [D]	number	8	8
Fatality and permanent impairment frequency (FPI-F) [C] [D]	number per 100 million hours	2.1	1.7
Total recordable cases [E]	number	454	501
Total recordable case frequency (TRCF) [E]	number per million hours	1.2	1.1
Lost time injury frequency (LTIF) [F]	number per million hours	0.6	0.5
Cases of recordable work-related ill health [G]	number	117	262
Total recordable occupational illness frequency (TROIF) [G]	number per million hours	0.3	0.6

[A] In line with industry practice, we distinguish three contract modes. Mode 1: Shell has control of the workplace or work activity; Mode 2: Shell and the contractor control their own workplace, but these workplaces can have a potential impact on each other which requires management of interfaces; Mode 3: Contractor or another external party controls the workplace and the contractor controls the work activity. In accordance with industry practice, we report on personal safety performance for Mode 1 and Mode 2. Mode 3 contractors are non-reporting unless working on Shell premises.
[B] Total deaths resulting from a work-related injury or occupational illness. Includes fatalities still under review that are probable to be confirmed as work related. Excludes fatalities still under review that are improbable to be confirmed as work related.
[C] Serious work-related injury or illness, including those resulting in fatality or permanent impairment (defined as the outcome of a work-related injury from which the worker cannot or is not expected to return to their previous pre-incident whole person function as a result of an acute, single incident).
[D] Revised from 7 FPIs to 8 FPIs and resulting FPI-F from 1.5 cases per 100 million hours to 1.7 cases per 100 million hours for 2024.
[E] Total injuries resulting in a fatality, lost workday case, restricted work case or medical treatment case.
[F] Injuries resulting in a fatality or lost workday case.
[G] Total illnesses resulting in a fatality, lost workday, restricted work, medical treatment, first aid, or no medical treatment.

Personal safety and health

Tragically, four of our contractor colleagues in Shell-operated ventures lost their lives in incidents in 2025 while working for us. One contractor colleague who sustained burn injuries in a flash fire at our EcoOils facility in Malaysia in February 2025 passed away later that month. A contractor colleague working on a mobile drilling rig in Malaysia was trapped by a hydraulic watertight door and lost his life in April 2025. Another contractor colleague in Argentina died when the minivan he was travelling in was hit by a third-party vehicle in July 2025. In November 2025, a contractor colleague died as result of falling from a height from a crane cabin on a contracted drilling rig in the North Sea.

Shell is profoundly impacted by this loss of life. We are committed to learning from these incidents, and we aim to take the necessary measures to prevent anything similar from happening again. We continue to work closely with our contractors to help build a strong safety culture at the front-line.

We have adopted the IOGP metrics of fatality and permanent impairment (FPI) and FPI frequency (FPI-F) to measure our safety performance. FPI is defined as the outcome of work-related injury from which the person cannot or is not expected to return to their previous whole person function as a result of an acute single incident. FPI-F is calculated by dividing the number of employee and contractor FPIs by 100 million working hours. Analysing FPIs enables us to focus our investigations on the most serious incidents. The aim is to collect and analyse relevant, high-quality data that can help us improve our efforts to prevent serious injuries and fatalities.

In 2025, the number of FPIs was 8 compared with 8 in 2024. The FPI-F was 2.1 cases per 100 million working hours compared with 1.7 in 2024. The number of FPIs for 2024 was revised from 7 to 8, as an incident which occurred in 2024 was confirmed in 2025 as having caused permanent impairment. The resulting FPI-F was revised from 1.5 to 1.7.

In 2025, the number of injuries per million working hours – the total recordable case frequency – was 1.2 compared with 1.1 in 2024. The number of injuries that led to time off work per million working hours – the lost time injury frequency – was 0.6 in 2025 compared with 0.5 in 2024.

Process safety

Our process safety performance in 2025 is shown below.

Process safety performance

	2025	2024
		number
Operational process safety events [A] [B] [C]	62	89
Tier 1	16	30
Tier 2 [C]	46	59

[A] A Tier 1 process safety event is an unplanned or uncontrolled release of any material from a process, including non-toxic and non-flammable materials, with the greatest actual consequence resulting in harm to employees, contract staff or a neighbouring community, damage to equipment, or exceeding a defined threshold quantity. A Tier 2 process safety event is a release of lesser consequence. Process safety events are classified according to guidance from the International Association of Oil & Gas Producers and the American Petroleum Institute (API 754 3rd edition).
[B] Excludes sabotage-related process safety events. In 2025, there were no Tier 1 or Tier 2 sabotage-related events. The classification of sabotage-related process safety events is made on a best-endeavours basis.
[C] Revised from 90 operational process safety events to 89 operational process safety events and from 60 Tier 2 process safety events to 59 Tier 2 process safety events for 2024.

418 Shell Annual Report and Accounts 2025

Sustainability Statements | Governance | Safety continued

The number of Tier 1 and 2 operational process safety events in 2025 showed a decrease compared with 2024. There were 62 events reported during the year compared with 89 in 2024 (revised from 90 reported in 2024 as an incident initially classified as Tier 2 was reclassified following the investigation as not meeting Tier 2 criteria). This reduction reflects our efforts to enhance process safety competence at the front line and increased leadership focus, along with asset-specific plans to reduce Losses of Primary Containment (LOPC). We remain vigilant and committed to sustaining our progress.

A well control incident is defined as a non-compliance with the requirement that well operations be executed under the protection of at least two barriers for each potential flow path. In 2025, there were no Level 1 or Level 2 well control incidents in Shell-operated ventures. This is the fourth consecutive year without a Level 1 or Level 2 well control incident, since we began reporting these data in 2022.

Process safety events related to crude theft and sabotage in Nigeria are recorded separately. In Nigeria, there were zero such events in 2025 [A], compared with two in 2024. See "Spills in Nigeria" on page 419 for more information.

[A] Data for 2025 covers the period from January 1, 2025 to the completion of the sale of Shell Petroleum Development Company (SPDC) to Renaissance on March 13, 2025.

Spills

We design, operate and maintain our facilities with the intention of preventing spills. To minimise the risk of spills, Shell has routine programmes and technologies in place to help reduce failures and maintain the reliability of facilities and pipelines. However, spills can still occur for reasons such as operational failure, accidents, unusual corrosion, or theft or sabotage. Our spills performance in 2025 is shown below.

Spills [A]

	unit	2025	2024
Operational spills	number	34	69
Nigeria [B]	number	3	20
Rest of the world	number	31	49
Operational spills - total volume	thousand tonnes	0.16	1.23
Nigeria [B]	thousand tonnes	0.01	0.37
Rest of the world	thousand tonnes	0.15	0.86
Sabotage spills	number	8	84
Nigeria [B]	number	6	84
Rest of the world	number	2	–
Sabotage spills - volume	thousand tonnes	0.01	2.0
Nigeria [B]	thousand tonnes	0.01	2.0
Rest of the world	thousand tonnes	0.0008	–

[A] All spill volumes and numbers are for hydrocarbon spills of more than 100 kilograms to the environment (land or water). Operational and sabotage total volumes include the total amount of the spill that reached the environment, not correcting for any amounts subsequently recovered, evaporated or otherwise lost.
[B] Nigeria includes SPDC JV operations only. Data for 2025 cover the period from January 1, 2025 to the completion of the sale of SPDC to Renaissance on March 13, 2025.

In 2025, there were 34 operational spills of more than 100 kilograms compared with 69 in 2024. The volume of operational spills of oil and oil products in 2025 was 0.16 thousand tonnes, compared with 1.23 thousand tonnes in 2024. This reduction reflects several factors, including the divestment of The Shell Petroleum Development Company of Nigeria (SPDC) and improved process safety performance.

Spills in Nigeria

On March 13, 2025, Shell completed the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance. By preserving the full range of SPDC's operating capabilities, the transaction was designed to enable SPDC (now, under its new ownership, Renaissance Africa Energy Company Limited) to continue to perform its role as operator of the joint venture (previously known as the SPDC JV) and to meet its share of commitments within the joint venture, including those relating to health, safety, security and environment.

In the period January 1, 2025, to March 13, 2025, the volume of operational spills of oil and oil products of more than 100 kilograms from SPDC JV facilities was 0.01 thousand tonnes (3 incidents). In the same period, the volume of crude oil spills of more than 100 kilograms from SPDC JV facilities caused by crude theft and sabotage was 0.01 thousand tonnes (6 incidents).

Road safety

Our road safety performance in 2025 is shown below.

Road safety [A]

	unit	2025	2024
Severe motor vehicle incidents [B]	number	14	17
Road-transport-related fatalities	number	1	–
Kilometres driven	million kilometres	326	424

[A] In line with industry practice, we distinguish three contract modes. Mode 1: Shell has control of the workplace or work activity; Mode 2: Shell and the contractor control their own workplace, but these workplaces can have a potential impact on each other which requires management of interfaces; Mode 3: Contractor or another external party controls the workplace and the contractor controls the work activity. In accordance with industry practice, we report on personal safety performance for Mode 1 and Mode 2. Mode 3 contractors are non-reporting unless working on Shell premises.
[B] Motor vehicle incidents involving a fatality, lost workday case, vehicle rollover, medical treatment case or restricted work case.

In 2025, Shell employees and contractors drove around 326 million kilometres on work-related business. Transport managed by contractors accounts for most of the kilometres driven. There were 14 severe motor vehicle incidents. There was one road-transport-related fatality in 2025.

419 Shell Annual Report and Accounts 2025

Supplementary data for pollution, water, biodiversity and waste, including estimates for non-operated assets This section provides data for pollution, water, biodiversity and resource use and circular economy according to the reporting boundaries specified by the European Sustainability Reporting Standards (ESRS), including estimated data for non-operated assets. In line with industry practice, Shell has historically reported sustainability data using an operational control boundary, whereby data are reported on a 100% basis for assets under operational control. This approach reflects the prevalence of joint operations in the oil and gas sector and the common industry practice of designating an operating partner to create and apply operating policies and standards. We have historically considered the operational control boundary to be the most appropriate way to report sustainability data, as it reflects performance we directly manage through the application of our operating standards. The ESRS specify different reporting boundaries per environmental topic. These boundaries differ from our historical reporting. For pollution and biodiversity, the ESRS specify a hybrid boundary that combines elements of operational control and financial control, which we refer to as the "ESRS boundary". For water and for resource use and circular economy, the ESRS specify a financial control boundary. See "General basis for preparation of Sustainability Statements (BP-1)" on page 336 for an explanation of the differences between these boundaries and how they are applied. To report data against a financial control or ESRS boundary requires access to data from non-operated ventures. Shell has more than 50 non-operated assets, mainly joint operations not under operational control, that fall within the ESRS boundary. Of these, 85% operate outside the European Economic Area. These ventures are not subject to the EU Corporate Sustainability Reporting Directive, nor are they contractually obliged under the operator agreement to provide the volume and granularity of data required by the ESRS. Shell has tested data availability with significant non-operated ventures and observed gaps in availability, quality, completeness and timeliness. We have therefore, in accordance with the ESRS, estimated the data for non-operated ventures. See "General basis for preparation of Sustainability Statements (BP-1)" on page 336 for information about our efforts to gather data from non-operated ventures. In the absence of actual data, information must be estimated, resulting in a high level of uncertainty. The preparation of estimates requires management to make judgements, estimates and assumptions that affect the information reported. Actual results may differ from estimates. The circumstances and operating standards of non-operated ventures may vary from Shell-operated ventures, which may result in differences in which metrics are assessed as reportable and how they are measured. Areas of significant judgement are highlighted below. Estimation methodology for pollution, water and waste The data presented in this section are based on a combination of actual data for operated assets and estimated data for assets not under Shell's operational control (non-operated ventures). We assessed different options for estimating data for non-operated ventures. These included the use of asset archetypes, production volumes and greenhouse gas (GHG) emissions as a proxy for pollution, water consumption and waste. Having considered the advantages and disadvantages of each option, we determined that they did not reduce the measurement uncertainty of the estimate. As a result, we concluded that the use of Scope 1 emissions continues to be an appropriate proxy for these metrics, given its relative uniformity as a basis for estimation compared to the alternatives. Pollution For pollution-related metrics, we calculated data for non-operated assets based on data from Shell-operated assets. To do so, we established a ratio between actual Scope 1 GHG emissions and the relevant pollution metrics for Shell-operated ventures. This factor was then applied to actual Scope 1 GHG emissions reported on the ESRS boundary, which contains both operated and non-operated ventures. This method allows us to derive estimated totals for pollution on the ESRS boundary. Water consumption and waste For water consumption and waste, we calculated data for non- operated assets based on data from Shell-operated assets. To do so, we established a ratio between actual Scope 1 GHG emissions and the relevant metrics for Shell-operated ventures. This factor was then applied to actual Scope 1 GHG emissions reported on a financial control boundary, which contains both operated and non-operated ventures. This method allows us to derive estimated totals for water consumption and waste on a financial control boundary. For water metrics, we assess that it is not possible to estimate stored water, as this metric is subject to variation depending on the individual asset circumstances. Estimation uncertainties Estimation of this total environmental data for pollution, water and waste is subject to inherent uncertainty due to factors such as limitations in the availability of non-operated data and the high-level assumptions applied in the selection and application of proxy indicators. Changes in the metrics from year to year are influenced by the pollution, water and waste performance of Shell's operated assets and how these flow through to the calculations for non-operated assets, as well as changes in Scope 1 GHG emissions for non-operated assets. These estimates should be interpreted with an understanding of these factors. We continue to explore opportunities to enhance our estimation methodologies where appropriate. Estimation methodology for non-operated sites impacting biodiversity sensitive areas We provide an estimate of non-operated sites impacting biodiversity sensitive areas. Our ability to perform this exercise is constrained by lack of spatial data for the more than 50 assets not under Shell operational control that fall within the ESRS boundary. Due to limited availability of information at a Group level about the spatial boundaries of non-operated assets as well as local impacts and dependencies, we selected a sample of assets for assessment, using Scope 1 and 2 emissions as a proxy for materiality. The assets in scope of this analysis represent more than 90% of the Scope 1 and 2 emissions from assets not under Shell's operational control in 2025. Sustainability Statements 420 Shell Annual Report and Accounts 2025

Sustainability Statements | Supplementary data continued

Using the S&P Global spatial layers, we established a representative geographic feature set for each asset. Features were identified from a combination of the following layers: onshore and offshore blocks, onshore and offshore pipelines, floating production storage and offloading (FPSO) units, platforms, gas plants and refineries.

We applied the same definition of biodiversity sensitive areas as for the sites under operational control. These include UNESCO World Heritage Sites, the Natura 2000 network of protected areas, key biodiversity areas and other protected areas. The latter encompass Ramsar Wetlands of International Importance, Biosphere Reserves under the UNESCO Man and the Biosphere (MAB) Programme, areas designated under regional agreements such as OSPAR and Emerald Network, as well as nationally designated areas reported as International Union for Conservation of Nature (IUCN) Management Category I–IV.

Although well datasets were excluded due to the large number of identified features, licence blocks, where appropriate, were identified as a proxy.

The resulting analysis was imported to the Integrated Biodiversity Assessment Tool (IBAT), which incorporates the World Database on Protected Areas (WDPA) maintained by the UN Environment Programme World Conservation Monitoring Centre (UNEP-WCMC) and the World Database of Key Biodiversity Areas (WDKBA) maintained by BirdLife International. The IBAT Disclosure Report function was used to identify potential sites based on their overlap with key biodiversity areas and protected areas.

In the absence of actual footprint data, we applied a 1 kilometre buffer to the imported data to identify overlaps with key biodiversity areas and WDPA protected areas. Proximity to or overlap with a designated area does not necessarily mean the area is impacted by the activities.

Estimates of sites impacting biodiversity sensitive areas are subject to inherent uncertainty due to factors such as limitations in the completeness or accuracy of the spatial datasets used for the analysis, and the possibility that datasets may exclude infrastructure that is part of the asset or include infrastructure that is not part of the asset. These estimates should be interpreted with an understanding of these factors.

See "Material impacts, risks and opportunities and their interaction with strategy and business model (ESRS 2 SBM-3)" on page 384 for information about our approach to assessing Shell-operated sites impacting biodiversity sensitive areas.

Emissions to air

Estimated emissions to air reported against the ESRS boundary are presented below. See "Emissions to air (operational boundary)" on page 380 for actual data reported against an operational boundary.

Emissions to air (ESRS boundary) [A] [B]

	unit	2025	2024
Sulphur oxides (SO_X)	thousand tonnes	27	31
Nitrogen oxides (NO_X)	thousand tonnes	109	134
Volatile organic compounds (VOC) [C]	thousand tonnes	46	54
Benzene [D]	tonnes	328	402
Ethylene oxide	tonnes	2	3
Trichloromethane [E]	tonnes	3	
Hydrochlorofluorocarbons (HCFCs)	tonnes	0.5	1
Particulate matter (PM)			
PM10	thousand tonnes	5	4
PM2.5	thousand tonnes	5	4
Carbon monoxide (CO)	thousand tonnes	44	42
Metals			
Chromium	tonnes	0.1	0.1
Copper	tonnes	0.6	0.7
Nickel	tonnes	3	9
Cadmium [E]	tonnes	0.2	
Polycyclic aromatic hydrocarbons (PAH) [F]	tonnes	2	1
Naphthalene	tonnes	10	12
Anthracene [E]	tonnes	0.3	
Ammonia	tonnes	528	471
Arsenic	tonnes	0.2	0.3
Hydrogen cyanide	tonnes	12	12

[A] Emissions to air are defined as the total mass of pollutants emitted to the atmosphere.
[B] Data are provided for the consolidated accounting group (the parent and subsidiaries) and jointly controlled operations, plus investees such as associates or joint ventures for which Shell has operational control. For Shell-operated assets, data are based on actual submissions, in accordance with the methodological considerations set out in the footnotes to the table "Emissions to air (operational control)" on page 380.
[C] Revised from 47 thousand tonnes to 54 thousand tonnes for 2024 due to a reporting omission.
[D] Revised from 293 tonnes to 402 tonnes for 2024 due to a reporting omission.
[E] As trichloromethane, cadmium and anthracene are reported for the first time in 2025, comparative data for prior reporting periods are not available.
[F] PAH excludes naphthalene and anthracene, which are reported separately.

421 Shell Annual Report and Accounts 2025

Sustainability Statements | Supplementary data continued

Discharges to water

Estimated discharges to water reported against the ESRS boundary are presented below. See "Pollutants discharged to surface water (operational boundary)" on page 380 for actual data reported against an operational boundary.

Pollutants discharged to surface water (ESRS boundary) [A] [B]

		tonnes
	2025	2024
Total organic carbon (TOC) (as total C or COD/3)	2,745	2,270
Metals		
Arsenic	0.3	0.4
Cadmium	0.4	0.03
Chromium	4	0.4
Copper	2	0.4
Lead	3	0.1
Nickel	5	1
Zinc	147	4
Mercury [C]	0.004	0.002
Phenol	101	1
Benzene	104	0.06
Toluene [D]	84	
Ethylbenzene [D]	10	
Xylenes [D]	31	
Naphthalene [D]	5	
Absorbable organic halogens	24	51
Nitrogen	600	496
Phosphorus	174	92

[A] Pollutants discharged to surface water are defined as the total mass of pollutants present in controlled or regulated effluent discharges to surface water.
[B] Data are provided for the consolidated accounting group (the parent and subsidiaries) and jointly controlled operations, plus investees such as associates or joint ventures for which Shell has operational control. For Shell-operated assets, data are based on actual submissions, in accordance with the methodological considerations set out in the footnotes to the table "Pollutants discharged to surface water (operational control)" on page 380.
[C] Revised from 0.001 tonnes to 0.002 tones for 2024 due to a calculation error
[D] As toluene, ethylbenzene, xylenes and naphthalene are reported for the first time in 2025, comparative data for prior reporting periods are not available.

Water consumption

Estimated water consumption reported against a financial control boundary is presented below. See "Water consumption (operational boundary)" on page 383 for actual data reported against an operational boundary.

Water consumption (financial control boundary) [A]

		million cubic metres
	2025	2024
Water consumption [B]	127	117
Water consumption in areas of high water stress [B]	8	21
Water recycled and reused	25	23
Water stored	–	–
Changes in water storage	–	–

[A] The financial control boundary includes 100% of the parent company and subsidiaries and the Shell share for joint operations. Joint ventures and associates are excluded. For Shell-operated assets, data are based on actual submissions, in accordance with the methodological considerations set out in the footnotes to the table "Water consumption (operational control)" on page 383.
[B] Water consumption is defined as fresh water withdrawn minus fresh water discharged.

Waste

Estimated waste reported against a financial control boundary is presented below. See "Waste (operational control boundary)" on page 394 for actual data reported against an operational boundary.

Waste (financial control boundary) [A]

		thousand tonnes
	2025	2024
Waste generated	3,239	3,452
Hazardous waste	822	1,104
Radioactive waste	1	1
Hazardous waste diverted from disposal	207	409
Hazardous waste diverted from disposal due to preparation for reuse	7	13
Hazardous waste diverted from disposal due to recycling	88	86
Hazardous waste diverted from disposal due to other recovery operations	111	310
Non-hazardous waste diverted from disposal	340	536
Non-hazardous waste diverted from disposal due to preparation for reuse	42	209
Non-hazardous waste diverted from disposal due to recycling	270	292
Non-hazardous waste diverted from disposal due to other recovery operations	28	35
Hazardous waste directed to disposal	615	695
Hazardous waste directed to disposal by incineration	66	126
Hazardous waste directed to disposal by landfilling	31	30
Hazardous waste directed to disposal by other disposal operations	518	540
Non-hazardous waste directed to disposal	2,078	1,811
Non-hazardous waste directed to disposal by incineration	8	10
Non-hazardous waste directed to disposal by landfilling	565	698
Non-hazardous waste directed to disposal by other disposal operations	1,504	1,103
Non-recycled waste	2,693	2,507
Percentage of non-recycled waste	82%	73%

[A] The financial control boundary includes 100% of the parent company and subsidiaries and the Shell share for joint operations. Joint ventures and associates are excluded. For Shell-operated assets, data are based on actual submissions, in accordance with the methodological considerations set out in the footnotes to the table "Waste (operational control)" on page 394.

422 Shell Annual Report and Accounts 2025

Sustainability Statements | Supplementary data continued

Sites impacting biodiversity sensitive areas

Estimated information about assets not under operational control impacting biodiversity sensitive areas is presented below. See "Sites impacting biodiversity sensitive areas (operational control)" on pages 384-386 for information presented against an operational control boundary.

Sites impacting biodiversity sensitive areas (assets not under operational control) [A] [B] [C] [D] [E] [F]

Country	Activity [G]	World Heritage Sites	Key biodiversity areas	Natura 2000 [H]	Other protected areas
Australia	◦ LNG production ◦ Pipelines		◦ Barrow Island		◦ Barrow Island Nature Reserve ◦ Great Sandy Island Nature Reserve ◦ Murujuga National Park ◦ WA36915 Nature Reserve
Germany	◦ Refinery		◦ Hördter Rheinaue inkl. Kahnbusch u.Oberscherpfer Wald sowie Karlkopf und Leimersheimer Altrhein	◦ Hördter Rheinaue, SAC ◦ Hördter Rheinaue inklusive Kahnbusch und Oberscherpfer Wald, SPA ◦ Rheinniederung von Karlsruhe bis Philippsburg, SAC	
Italy	◦ Hydrocarbon exploration and production		◦ Val d'Agri	◦ Abetina di Laurenzana, SAC ◦ Appennino Lucano, Monte Volturino, SPA ◦ Appennino Lucano, Valle Agri, Monte Sirino, Monte Raparo, SPA ◦ Faggeta di Monte Pierfaone, SAC ◦ Lago Pertusillo, SAC ◦ Monte Caldarosa, SAC ◦ Monte della Madonna di Viggiano, SAC ◦ Monte Volturino, SAC ◦ Serra di Calvello, SAC	◦ Parco nazionale dell'Appennino Lucano – Val d'Agri - Lagonegrese National Park ◦ Riserva regionale Abetina di Laurenzana Nature Reserve
Oman	◦ Hydrocarbon exploration and production ◦ Pipelines		◦ Ad Duqm ◦ Al Jabal al Akhdar ◦ Empty Quarter ◦ Jabal Samhan ◦ Jiddat al Harasis		◦ Jabal Samhan Reserve
United Arab Emirates [I]	◦ Hydrocarbon exploration and production		◦ Arabian Oryx Conservation area at Um al Zumoul		◦ Arabian Oryx Protected Area
Trinidad and Tobago	◦ Pipelines		◦ West Coast Mudflats		◦ Caroni Swamp

[A] Includes sites located in biodiversity sensitive areas, assuming a 1 kilometre buffer around key features in the absence of actual spatial footprint data. It is not yet possible to provide consolidated information on sites "near" biodiversity sensitive areas due to incomplete availability of information at a Group level about whether and how these activities may affect such areas. We aim to undertake further work to enhance our understanding.
[B] Our analysis is based on global datasets and may exclude other nationally designated sites that have not been submitted to the WDPA or WDKBA. Due to the set-up of this analysis, it does not yield data on all site-specific impacts and dependencies on, or the ecological status of, all biodiversity sensitive areas. We aim to continue to deepen our understanding.
[C] Sites for which no overlaps with key biodiversity areas or WDPA protected areas could be identified are excluded from the table.
[D] Generated under licence from the Integrated Biodiversity Assessment Tool (accessed January 22, 2026 and February 3, 2026). Data includes WDPA: UNEP-WCMC and IUCN (2026), Protected Planet: The World Database on Protected Areas (WDPA), November 2025, Cambridge, UK; KBAs: BirdLife International (September 2025), World Database of Key Biodiversity Areas.
[E] Includes data supplied by S&P Global and its affiliated and subsidiary companies. Copyright © S&P Global 2025. All rights reserved.
[F] Includes subsidiaries and joint operations not under operational control at December 31, 2025. Excludes sites that were divested during the reporting period.
[G] Business activity by subsidiary or joint operation not under operational control affecting a biodiversity sensitive area.
[H] Natura 2000 includes Special Areas of Conservation (SAC) (EU Habitats Directive) and Special Protection Areas (SPA) (EU Birds Directive).
[I] Includes biodiversity sensitive areas impacted by business activity taking place in another country adjacent to an international border.

423 Shell Annual Report and Accounts 2025

Independent Auditor's report related to the Sustainability Statements Independent assurance report to the directors of Shell plc on the Sustainability Statements Ernst & Young LLP ('EY') was engaged by Shell plc ('the Company') to perform a limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), to report if the accompanying consolidated sustainability statements for the year ended 31 December 2025 presented on pages 335 to 423 of Shell plc's Annual Report and Accounts, including the information incorporated in the sustainability statements by reference (together hereafter referred to as the 'Sustainability Statements' or the 'Subject Matter'), is in all material respects prepared in accordance with the European Sustainability Reporting Standards ('ESRS') as adopted by the European Commission and is compliant with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) (together the 'Criteria') as set out on page 370-376 of Shell plc's Annual Report and Accounts. Conclusion Based on the procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the Sustainability Statements is not, in all material respects: ￮ prepared in accordance with the European Sustainability Reporting Standards ('ESRS') as adopted by the European Commission and compliant with the double materiality assessment process carried out by the Company to identify the information reported pursuant to the ESRS; and ￮ compliant with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation). Basis for our conclusion We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements 3000 (Revised), Assurance Engagements Other than Audits or Reviews of Historical Financial Information, as promulgated by the International Auditing and Assurance Standards Board (IAASB) and the terms of our engagement letter dated 8 August 2024 and the addendum to the engagement letter dated 14 October 2025 as agreed with Shell plc. In performing this engagement, we have applied International Standard on Quality Management ('ISQM') 1 Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services engagements, which requires that we design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We have maintained our independence and other ethical requirements of the Institute of Chartered Accountants of England and Wales ('ICAEW') Code of Ethics (which includes the requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants ('IESBA')). We are the independent auditor of the Company and therefore we will also comply with the independence requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities. Emphasis of Matter – significant uncertainties affecting the quantitative metrics The Sustainability Statements on page 339 has a section within Disclosures in relation to specific circumstance (BP-2) as "Sources of estimation and outcome uncertainty" which identifies the key estimations and judgements that are subject to a high level of measurement uncertainty, in particular the estimates relating to pollution, water, biodiversity and waste data for non-operated ventures. This discloses information about the sources of measurement uncertainty and the assumptions, approximations and judgements the Company has made in measuring these in compliance with the ESRS. Inherent limitations Inherent limitations associated with measurement or evaluation of sustainability information Inherent limitations of a double materiality assessment process The Sustainability Statements may not include every impact, risk and opportunity or additional entity-specific disclosure that each individual stakeholder (group) may consider important in its own particular assessment. Inherent limitations of forward-looking information In reporting forward-looking information in accordance with the ESRS, management describes the underlying assumptions and methods of producing the information, as well as other factors that provide evidence that it reflects the actual plans or decisions made by Shell plc (actions). Forward-looking information relates to events and actions that have not yet occurred and may never occur. The actual outcome is likely to be different since anticipated events frequently do not occur as expected. Sustainability information is subject to more inherent limitations than financial information, given the characteristics of the underlying subject matter. Because there is not yet a large body of established practice upon which to base measurement and evaluation techniques, the methods used for measuring or evaluating non-financial information, including the precision of different techniques, can differ, yet be equally acceptable. This may affect the comparability between entities, and over time. Our conclusion is not modified in respect of this matter. Responsibilities of the Company for the Sustainability Statements The directors of the Company are solely responsible for the preparation of the Sustainability Statements in accordance with the ESRS, including the double materiality assessment process carried out by Shell plc as the basis for the Sustainability Statements and the disclosure of the material impacts, risks and opportunities in accordance with the ESRS. As part of the responsibilities for preparation of the Sustainability Statements, the directors of Shell plc are responsible for compliance with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation). Shell plc is also responsible for selecting and applying additional entity-specific disclosures to enable users to understand the company's sustainability-related impacts, risks or opportunities and for determining that these additional entity-specific disclosures are suitable in the circumstances and in accordance with the ESRS. The directors of the Company are also responsible for designing and implementing internal controls, maintaining adequate records, making estimates that are relevant to the preparation of the Sustainability Statements and other processes they determine are necessary, such that the Sustainability Statements is free from material misstatement, whether due to fraud or error. Responsibilities of EY for the limited assurance engagement on the Sustainability Statements It is our responsibility to: Sustainability Statements 424 Shell Annual Report and Accounts 2025

￮ plan and perform the engagement to obtain limited assurance in respect of whether anything has come to our attention that causes us to believe that the Subject Matter has not been prepared in all material respects in accordance with the Criteria; ￮ form an independent conclusion on the presentation of the Subject Matter on the basis of the work performed and evidence obtained; and ￮ report our conclusion to the directors of the Company. What EY has assured Our limited assurance report only covers the Sustainability Statements, presented on pages 335-425 of the Annual Report and Accounts including the information incorporated by reference, on pages 350-354. Other than as detailed above, we did not perform assurance procedures on any other information included in the Annual Report and Accounts, and accordingly, we do not express an opinion or conclusion on any such other information. Our approach The objective of a limited assurance engagement is to perform such procedures so as to obtain information and explanations in order to provide us with sufficient appropriate evidence to express a negative conclusion on the Sustainability Statements. The nature, timing and extent of procedures performed in a limited assurance engagement is dependent on our judgement, including our assessment of the risk of material misstatement and is less in extent than for, a reasonable assurance engagement. Our procedures were only designed to obtain a limited level of assurance on which to base our conclusion and do not provide all the evidence that would be required to provide a reasonable level of assurance. Although we considered the effectiveness of management's internal controls when determining the nature, timing and extent of our procedures, our assurance engagement was not designed to provide assurance on internal controls. Our procedures did not include testing controls or performing procedures relating to checking the aggregation or calculation of data within IT systems. A limited assurance engagement consists of making enquiries, primarily of persons responsible for preparing the Sustainability Statements and related information and applying analytical and other appropriate procedures. Because a limited assurance engagement can cover a range of assurance, the detail of the procedures we have performed is included below, so that our conclusion can be understood in the context of the nature, timing and extent of the procedures we performed: ￮ Made inquiries and an analysis of the external environment and obtained an understanding of relevant sustainability themes and issues including benchmarking DMA outputs against peers, the characteristics of the Company, its activities and the value chain and its key intangible resources in order to assess the double materiality assessment process carried out by the Company as the basis for the Sustainability Statements and disclosure of all material sustainability- related impacts, risks and opportunities in accordance with the ESRS; ￮ Obtained through inquiries a general understanding of the internal control environment, the Company's processes for gathering and reporting entity-related and value chain information, and for identifying the Company's activities, determining eligible and aligned economic activities and preparing the disclosures provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), the information systems and the Company's risk assessment process relevant to the preparation of the Sustainability Statements; ￮ Assessed the double materiality assessment process carried out by the Company and identified and assessed areas of the Sustainability Statements, including the disclosures provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), where misleading or unbalanced information or material misstatements, whether due to fraud or error, are likely to arise ('selected disclosures'); ￮ Designed and performed further assurance procedures aimed at addressing risks of material misstatements within the sustainability statements responsive to their risk analysis, as set out above; ￮ Considered whether the description of the double materiality assessment process in the Sustainability Statements made by management appears consistent with the process carried out by Shell plc; ￮ Performed analytical procedures on quantitative information in the Sustainability Statements, including consideration of data and trends; ￮ Assessed whether Shell plc's methods for developing estimates are appropriate and have been consistently applied for the selected disclosures. We considered data and trends, however our procedures did not include testing the data on which the estimates are based or separately developing our own estimates against which to evaluate management's estimates; ￮ Analysed relevant internal and external documentation available to Shell plc for selected disclosures; ￮ Read the other information in the Annual Report and Accounts to identify material inconsistencies, if any, with the Sustainability Statements; ￮ Considered how the Company identified economic activities eligible under the Taxonomy Regulation for each of the environmental objectives, reconciled selected key performance indicators for eligible activities with the accounts, considered whether these were calculated in accordance with the Taxonomy reference framework, and assessed how the Company identified where the eligible economic activities meet the cumulative conditions to qualify as aligned under the Taxonomy Regulation; ￮ Considered the overall presentation, structure and qualitative characteristics of sustainability information (relevance and faithful representation: complete, neutral and accurate) reported in the Sustainability Statements, including the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation). We also performed such other procedures as we considered necessary in the circumstances. Use of our report This report is produced in accordance with the terms of our engagement letter dated 8 August 2024 and the addendum to the engagement letter dated 14 October 2025, solely for the purpose of reporting to the directors of Shell plc in connection with the Sustainability Statements for the period ended 31 December 2025. Those terms permit disclosure on Shell plc's website, solely for the purpose of Shell plc showing that it has obtained an independent assurance report in connection with the Sustainability Statements. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's directors as a body, for the procedures performed, for this report, or for the conclusions we have formed. This engagement is separate to, and distinct from, our appointment as the auditor to the Company. /s/Ernst & Young LLP Ernst & Young LLP 1 More London Place London SE1 2AF March 11, 2026 Sustainability Statements | Independent Auditor's report related to the Sustainability Statements continued 425 Shell Annual Report and Accounts 2025

Additional Information 426 Shell Annual Report and Accounts 2025 427 Shareholder information 430 Non-GAAP measures reconciliations 436 Appendix: Significant subsidiaries and other related undertakings (audited) v About this Report vii Financial calendar

Additional Information

Shareholder information

Shell plc (the Company) was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act 1985, as amended. On October 27, 2004, the Company was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. On January 21, 2022, the Company changed its name from Royal Dutch Shell plc to Shell plc. The Company is registered at Companies House, Cardiff, under company number 4366849. The Legal Entity Identifier (LEI) issued by the London Stock Exchange is 21380068P1DRHMJ8KU70. The business address for the Directors and Senior Management is Shell Centre, London, SE1 7NA.

On December 31, 2021, the Company became tax resident in the United Kingdom. Its primary objective is to carry on the business of a holding company. It is not directly or indirectly owned or controlled by another corporation or by any government and does not know of any arrangements that may result in a change of control of the Company.

Nature of trading market

The Company has one single class of ordinary shares, each having a nominal value of €0.07. All shares are listed and able to trade at Euronext Amsterdam and the London Stock Exchange. Furthermore, all shares are transferable between these two markets. This makes both these exchanges primary exchanges for the ordinary shares.

Ordinary shares are traded in registered form.

The Company's American Depositary Shares (ADSs) are listed on the New York Stock Exchange [A]. A depositary receipt is a certificate that evidences ADSs. Depositary receipts are issued, cancelled and exchanged at the office of JPMorgan Chase Bank, N.A., 270 Park Avenue, Floor 8, New York, NY 10017, USA, as depositary (the Depositary), under Second Amended and Restated Deposit Agreement and Amendment No. 1 thereto (Deposit Agreement) between the Company, the Depositary and the holders of ADSs. Each ADS is equivalent to two ordinary shares of Shell plc deposited under the Deposit Agreement. All ordinary shares are capable of being deposited with the Depository in exchange for the corresponding amount of ADSs which may be traded at the New York Stock Exchange. This makes the New York Stock Exchange the primary exchange for the Company's American Depositary Receipts (ADRs). More information relating to ADSs is given on page 428.

[A] At March 4, 2026, 523,003,265 ADSs were outstanding, representing 18.5% of the ordinary share capital, held by holders of record with an address in the USA. In addition to holders of ADSs, at March 4, 2026, 845,958 ordinary shares of €0.07 each were outstanding, representing 0.0149% of the ordinary share capital, held by 2,910 holders of record registered with an address in the USA.

Listing information

	Euronext Amsterdam	London Stock Exchange	NYSE
Identifiers	Ordinary share	Ordinary share	ADS [A]
Market	Primary	Primary	Primary
Ticker symbol	SHELL	SHEL	SHEL
ISIN	GB00BP6MXD84	GB00BP6MXD84	US7802593050
SEDOL	BP6MXT4	BP6MXD8	BPK3CG3
CUSIP	G80827 101	G80827 101	780259 305

[A] Each ADS represents two ordinary shares of €0.07 each.

Share capital

Below, we provide information on our share capital as at December 31, 2025.

Share capital as at December 31, 2025

The issued and fully paid share capital of the Company at December 31, 2025, was as follows:

	Issued and fully paid	
	Number	Nominal value
Ordinary shares of €0.07 each	5,718,636,398	€400,304,548

Share capital as at March 4, 2026

The issued and fully paid share capital of the Company at March 4, 2026, was as follows:

	Issued and fully paid	
	Number	Nominal value
Ordinary shares of €0.07 each	5,661,461,958	€396,302,337

The Directors may only allot new ordinary shares if they have authority from shareholders to do so. The Company seeks to renew this authority annually at its AGM. Under the resolution passed at the Company's 2025 AGM, the Directors were granted authority to allot ordinary shares up to an aggregate nominal amount equivalent to approximately one-third of the issued ordinary share capital of the Company (in line with the guidelines issued by institutional investors).

The following is a summary of the material terms of the Company's ordinary shares, including brief descriptions of the provisions contained in the Articles of Association (the Articles) and applicable laws of England and Wales in effect on the date of this document. This summary does not purport to include complete statements of these provisions:

- upon issuance, the ordinary shares are fully paid and free from all liens, equities, charges, encumbrances and other interest of the Company and not subject to calls of any kind;
- all ordinary shares rank equally for all dividends and distributions on ordinary share capital; and
- all ordinary shares are admitted to the equity shares (commercial companies) category of the Official List of the UK Financial Conduct Authority and to trading on the market for listed securities of the London Stock Exchange. Ordinary shares are also admitted to trading on Euronext Amsterdam. ADSs are listed on the New York Stock Exchange.

At December 31, 2025, trusts and trust-like entities holding shares for the benefit of employee share plans of Shell held (directly and indirectly) 28.74 million shares of the Company with an aggregate market value of $1,059 million and an aggregate nominal value of €2 million.

427 Shell Annual Report and Accounts 2025

Significant shareholdings The Company's ordinary shares have voting rights on all matters that are subject to shareholder approval, including the election of directors. The Company's major shareholders do not have different voting rights. Notification of major shareholdings The Company did not receive any notifications pursuant to Disclosure Guidance and Transparency Rule (DTR) 5 during the year and up to March 4, 2026 (being a date not more than one month prior to the date of the Company's Notice of Annual General Meeting). Designation of the Netherlands as EU Home Member State for regulatory purposes Following the exit of the UK from the EU and the end of the transition period, the Company announced that the EU Home Member State of the Company for the purposes of the EU Transparency Directive would be the Netherlands as from January 1, 2021. As a consequence, the Company files Transparency Directive and Market Abuse Regulation- related regulatory information with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, or AFM). Major shareholders are required to report substantial holdings in Shell to the AFM in accordance with applicable Dutch law, in addition to their ongoing disclosure obligations under the DTR. Method of holding shares or an interest in shares There are several ways in which Shell plc registered shares or an interest in these shares can be held, including: ￮ directly as registered shares either in uncertificated form or in certificated form in a shareholder's own name; ￮ indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (Wet giraal effectenverkeer) is applicable); ￮ through the Shell Corporate Nominee Service; ￮ through another third-party nominee or intermediary company; and ￮ as a direct or indirect holder of either ADS with the Depositary. American Depositary Shares The Depositary is holding the shares underlying the ADSs and, to the extent it is doing so directly via its UK nominee, enjoys the rights of a shareholder under the Articles. Holders of ADSs will not have shareholder rights. The rights of the holder of an ADS are specified in the Deposit Agreement with the Depositary and are summarised below. The Depositary will receive all cash dividends and other cash distributions made on the deposited shares underlying the ADSs and, where possible and on a reasonable basis, will distribute such dividends and distributions to holders of ADSs. Rights to purchase additional shares will also be made available to the Depositary which may make such rights available to holders of ADSs. All other distributions made on the Company's shares will be distributed by the Depositary in any means that the Depositary thinks is equitable and practical. The Depositary may deduct its fees and expenses and the amount of any taxes owed from any payments to holders, and it may sell a holder's deposited shares to pay any taxes owed. The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to holders of ADSs. The Depositary will notify holders of ADSs of shareholders' meetings of the Company and will arrange to deliver voting materials to such holders of ADSs if requested by the Company. Upon request by a holder, the Depositary will endeavour to appoint such holder as proxy in respect of such holder's deposited shares entitling such holder to attend and vote at shareholders' meetings. Holders of ADSs may also instruct the Depositary to vote their deposited securities, and the Depositary will try, as far as practical and lawful, to vote deposited shares in accordance with such instructions. The Company cannot ensure that holders will receive voting materials or otherwise learn of an upcoming shareholders' meeting in time to ensure that holders can instruct the Depositary to vote their shares. Upon payment of appropriate fees, expenses and taxes: (i) shareholders may deposit their shares with the Depositary and receive the corresponding amount of ADSs; and (ii) holders of ADSs may surrender their ADSs to the Depositary and have the corresponding amount of shares credited to their account. Further, subject to certain limitations, holders may, at any time, cancel ADSs and withdraw their underlying shares or have the corresponding class and amount of shares credited to their account. Fees paid by holders of ADSs The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. See page 428. Payments by Depositary to the Company JPMorgan Chase Bank, N.A., as Depositary, has agreed to share with the Company portions of certain fees collected, less ADS programme expenses paid by the Depositary. For example, these expenses include the Depositary's annual programme fees, transfer agency fees, custody fees, legal expenses, postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls and the standard out-of-pocket maintenance costs for the ADSs. From January 1, 2025 to December 31, 2025, the Company received $1,862,265.05 from the Depositary. Additional Information | Shareholder information continued 428 Shell Annual Report and Accounts 2025

Additional Information | Shareholder information continued

Persons depositing or withdrawing shares must pay:	For:
$5.00 or less per 100 ADSs (or portion of 100 ADSs)	◦ Issuance of ADSs, including those resulting from a distribution of shares, rights or other property. ◦ Cancellation of ADSs for the purpose of their withdrawal, including if the Deposit Agreement terminates. An additional transaction fee per cancellation request and any applicable delivery expenses may also be charged by the Depositary. ◦ Distribution of securities to holders of deposited securities by the Depositary to ADS registered holders.
Registration and transfer fees	◦ Registration and transfer of shares on the share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.
Expenses of the Depositary	◦ Cable, telex and facsimile transmissions (when expressly provided in the Deposit agreement). ◦ Converting foreign currency into dollars.
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	◦ As necessary.

In addition to the above, the Depositary may charge: (i) a dividend fee of $5.00 or less per 100 ADSs (or portion of 100 ADSs) for cash dividends or issuance of ADSs resulting from share dividends and (ii) an administrative fee of $5.00 or less per 100 ADSs (or portion of 100 ADSs) per calendar year. The Company and Depositary have agreed not to charge these fees at this time.

Dividend Reinvestment Plan

Equiniti Financial Services Limited, part of the Equiniti group of companies, operates a Dividend Reinvestment Plan (DRIP) which enables Shell plc shareholders to elect to have their dividend payments used to purchase Shell plc ordinary shares. More information can be found at shareview.co.uk/info/drip or by contacting Equiniti, the Company's UK Registrar.

ABN AMRO Bank N.V. and JPMorgan Chase Bank, N.A. also operate dividend reinvestment options. More information can be found by contacting the relevant provider.

Exchange controls and other limitations affecting security holders

Other than restrictions affecting those individuals, entities, government bodies, corporations, or activities that are targeted by European Union (EU) or UK sanctions for example, regarding Russia, Crimea and Sevastopol, Iran or North Korea, etc. and the general EU prohibition to transfer funds to and from for example, North Korea or Iran and the EU and UK financial restrictions affecting Russia or Belarus, we are not aware of any other legislative or other legal provision currently in force in the UK, the Netherlands, the EU or arising under the Articles restricting remittances to holders of the Company's ordinary shares who are non-residents of the UK, or affecting the import or export of capital.

Taxation

General

The Company is incorporated in England and Wales. The Company changed tax residence from the Netherlands to the UK on December 31, 2021.

UK stamp duty and stamp duty reserve tax

Sales or transfers of the Company's ordinary shares within a clearance service (such as Euroclear Nederland) or of the Company's ADSs within the ADS depositary receipts system will not give rise to a stamp duty reserve tax (SDRT) liability and should not in practice require the payment of UK stamp duty.

The transfer of the Company's ordinary shares to a clearance service (such as Euroclear Nederland) or to an issuer of depositary shares (such as ADSs) will generally give rise to a UK stamp duty or SDRT liability at the rate of 1.5% of consideration given or, if none, of the value of the shares. A sale of the Company's ordinary shares that are not held within a clearance service (for example, settled through the UK's CREST system of paperless transfers) will generally be subject to UK stamp duty or SDRT at the rate of 0.5% of the amount of the consideration, normally paid by the purchaser.

Capital gains tax

For the purposes of UK capital gains tax, the market values [A] of the shares of the former public parent companies of the Shell Group at the relevant dates were:

		£
	March 31, 1982	July 20, 2005
Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij), which ceased to exist on December 21, 2005	1.1349	17.6625
The "Shell" Transport and Trading Company, p.l.c. which delisted on July 19, 2005	1.4502	Not applicable

[A] Restated where applicable to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure in 2005, when Shell plc (at the time known as Royal Dutch Shell plc) became the single parent company of Royal Dutch Petroleum Company and of The "Shell" Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, and one share in Royal Dutch Petroleum Company was exchanged for two Royal Dutch Shell plc A shares and one share in The "Shell" Transport and Trading Company, p.l.c. was exchanged for 0.287333066 Royal Dutch Shell plc B shares.

429 Shell Annual Report and Accounts 2025

Additional Information

Non-GAAP measures reconciliations

These non-GAAP measures, also known as alternative performance measures, are financial measures other than those defined in International Financial Reporting Standards that Shell considers provide useful information.

Adjusted Earnings

The Adjusted Earnings measure is presented on a current cost of supplies basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. Identified items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period. This measure excludes earnings attributable to non-controlling interest when presenting the total Shell Group result but includes this item when presenting individual segment Adjusted Earnings. For the reconciliation of Adjusted Earnings to Income for the period and a description of Identified Items, please refer to Note 7 to the "Consolidated Financial Statements".

With effect from January 1, 2025, segment earnings are presented on an Adjusted Earnings basis (Adjusted Earnings), which is the earnings measure used by the Chief Executive Officer, who serves as the Chief Operating Decision Maker, for the purposes of making decisions about allocating resources and assessing performance.

Adjusted Earnings per share

Adjusted Earnings per share is calculated as Adjusted Earnings (see above) divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 31 to the "Consolidated Financial Statements"). Adjusted Earnings per share were $3.15 in 2025 (2025 Adjusted Earnings: $18,528 million; 2025 weighted average number of shares: 5,890.8 million) and $3.76 in 2024 (2024 Adjusted Earnings $23,716 million; 2024 weighted average number of shares: 6,299.6 million).

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation (Adjusted EBITDA), and Cash flow from operating activities

Adjusted EBITDA is a measure defined as Income/(loss) for the period excluding current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs; interest expense excluding identified items; and interest income. All items include the non-controlling interest component. Adjusted EBITDA is used by the management to evaluate Shell's performance in the period and over time. For the reconciliation of Adjusted Earnings to Income for the period please refer to Note 7 to the "Consolidated Financial Statements".

2025

$ million

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings [A]							18,528
Add: Non-controlling interest							285
Adjusted Earnings plus non-controlling interest	8,024	7,442	3,994	1,051	172	(1,870)	18,813
Add: Taxation charge/(credit) excluding tax impact of identified items	2,647	8,411	1,652	410	233	(1,283)	12,070
Add: Depreciation, depletion and amortisation excluding impairments	6,107	9,904	2,303	3,466	362	26	22,167
Add: Exploration well write-offs	36	341	–	–	–	–	377
Add: Interest expense excluding identified items	217	718	57	52	10	3,613	4,667
Less: Interest income	37	120	14	99	13	1,677	1,960
Adjusted EBITDA	16,994	26,696	7,993	4,880	764	(1,193)	56,135
Less: Current cost of supplies adjustment before taxation			304	567			871
Joint ventures and associates (dividends received less profit)	(43)	1,448	729	404	102	–	2,640
Derivative financial instruments	1,487	38	36	(761)	(657)	528	670
Taxation paid	(3,261)	(7,415)	(566)	3	27	(425)	(11,638)
Other	(255)	(1,826)	(939)	1,400	(121)	(527)	(2,269)
(Increase)/decrease in working capital	(835)	632	(609)	6	508	(1,505)	(1,803)
Cash flow from operating activities	14,086	19,573	6,339	5,366	623	(3,123)	42,863

[A] For the reconciliation of Adjusted Earnings to Income for the period, please refer to Note 7 to the "Consolidated Financial Statements".

430 Shell Annual Report and Accounts 2025

Additional Information | Non-GAAP measures reconciliations continued

2024

$ million

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings [A]							23,716
Add: Non-controlling interest							423
Adjusted Earnings plus non-controlling interest	11,390	8,395	3,885	2,934	(497)	(1,968)	24,139
Add: Taxation charge/(credit) excluding tax impact of identified items	3,520	9,865	1,305	364	87	(128)	15,013
Add: Depreciation, depletion and amortisation excluding impairments	5,594	10,971	2,235	3,495	383	25	22,703
Add: Exploration well write-offs	291	1,331	–	–	–	–	1,622
Add: Interest expense excluding identified items	189	720	52	70	6	3,660	4,697
Less: Interest income	8	18	1	79	2	2,264	2,372
Adjusted EBITDA	20,978	31,264	7,476	6,783	(22)	(675)	65,803
Less: Current cost of supplies adjustment before taxation			254	109			363
Joint ventures and associates (dividends received less profit)	(137)	(946)	262	304	190	–	(328)
Derivative financial instruments	(1,466)	24	59	219	3,012	(376)	1,472
Taxation paid	(2,955)	(7,851)	(562)	(146)	(457)	(31)	(12,002)
Other	23	(1,464)	(616)	(321)	152	264	(1,961)
(Increase)/decrease in working capital	467	216	998	524	923	(1,065)	2,062
Cash flow from operating activities	16,909	21,244	7,363	7,253	3,798	(1,882)	54,687

[A] For the reconciliation of Adjusted Earnings to Income for the period, please refer to Note 7 to the "Consolidated Financial Statements".

2023

$ million

	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings [A]							28,250
Add: Non-controlling interest							284
Adjusted Earnings plus non-controlling interest	13,919	9,806	3,312	3,616	756	(2,875)	28,534
Add: Taxation charge/(credit) excluding tax impact of identified items	3,837	8,280	936	287	341	(8)	13,674
Add: Depreciation, depletion and amortisation excluding impairments	5,756	11,309	2,048	3,582	392	19	23,106
Add: Exploration well write-offs	121	747	–	–	–	–	868
Add: Interest expense excluding identified items	146	507	50	60	4	3,902	4,669
Less: Interest income	6	27	9	57	12	2,202	2,313
Adjusted EBITDA	23,773	30,622	6,337	7,489	1,481	(1,164)	68,538
Less: Current cost of supplies adjustment before taxation			478	370			848
Joint ventures and associates (dividends received less profit)	241	(692)	117	310	102	3	79
Derivative financial instruments	(4,668)	51	(14)	518	(1,988)	(41)	(6,142)
Taxation paid	(3,574)	(8,470)	(760)	(467)	(762)	322	(13,712)
Other	(313)	(142)	(486)	(138)	450	(237)	(865)
(Increase)/decrease in working capital	2,061	82	845	172	3,701	284	7,145
Cash flow from operating activities	17,520	21,450	5,561	7,513	2,984	(832)	54,191

[A] For the reconciliation of Adjusted Earnings to Income for the period, please refer to Note 7 to the "Consolidated Financial Statements".

431 Shell Annual Report and Accounts 2025

Additional Information | Non-GAAP measures reconciliations continued

Cash capital expenditure

Cash capital expenditure monitors investing activities on a cash basis, excluding items such as lease additions which do not necessarily result in cash outflows in the period. The measure comprises the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities. See Note 7 to the "Consolidated Financial Statements" for the reconciliation of Cash Capital Expenditure.

Operating expenses and underlying operating expenses

Operating expenses is a measure of Shell's cost management performance, comprising the following items from the "Consolidated Statement of Income": production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. See Note 7 to the "Consolidated Financial Statements" for the reconciliation of total operating expenses per segment.

Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Operating expenses and underlying operating expenses

$ million

	2025	2024	2023
Operating expenses, of which:	35,675	36,917	39,960
Production and manufacturing expenses	21,898	23,379	25,240
Selling, distribution and administrative expenses	12,607	12,439	13,433
Research and development expenses	1,170	1,099	1,287
Of which identified items:			
Redundancy and restructuring (charges)/reversal	(417)	(1,009)	(325)
Other	(225)	(202)	(434)
Identified items	(642)	(1,210)	(758)
Underlying operating expenses	35,032	35,707	39,201

Total spend on goods and services

Total spend on goods and services represents the amounts paid to our suppliers globally and comprises both Capital expenditure and Underlying operating expenses. Employee costs are excluded as these do not relate to third-party spend.

The total spend on goods and services is used to demonstrate the Company's societal contribution towards suppliers, contractors and communities where Shell operates.

Total spend on goods and services

$ million

	2025	2024	2023
Capital Expenditure	18,947	19,601	22,993
Add: Underlying operating expenses [A]	35,032	35,707	39,201
Less: Employee costs [B]	14,079	14,572	14,565
Total spend on goods and services	39,900	40,736	47,629

[A] See the "Operating expenses and underlying operating expenses" table above.
[B] See Note 33 to the "Consolidated Financial Statements". From 2025, Remuneration and Social security contributions include additional categories of employee-related costs. Prior period comparatives have been revised to conform with the current year change.

Structural cost reduction

The structural cost reduction target is used for the purpose of demonstrating how management drives cost discipline across the entire organisation, simplifying our processes and portfolio, and streamlining the way we work.

Structural cost reduction describes the decrease in underlying operating expenses as a result of operational efficiencies, divestments, workforce reductions and other cost-saving measures that are expected to be sustainable compared with 2022 levels.

The total change between periods in underlying operating expenses will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations.

Estimates of cumulative annual structural cost reduction may be revised depending on whether cost reductions realised in prior periods are determined to be sustainable compared with 2022 levels. Structural cost reductions are stewarded internally to support management's oversight of spending over time. The 2028 target reflects annualised saving achieved by end-2028.

Structural cost reduction

	$ million
Structural cost reduction up to fourth quarter 2025 compared with 2022 levels	**(5,135)**
Underlying operating expenses 2025	35,032
Underlying operating expenses 2024	35,707
Total decrease in Underlying operating expenses	(675)
Of which:	
Structural cost reductions 2025	**(2,016)**
Change in underlying operating expenses excluding structural cost reduction	1,341
Underlying operating expenses 2024	35,707
Underlying operating expenses 2022	39,456
Total decrease in Underlying operating expenses	(3,749)
Of which:	
Structural cost reductions 2024 - 2022	**(3,119)**
Change in underlying operating expenses excluding structural cost reduction	(630)

Capital employed

Capital employed is defined as the sum of Total equity, current debt and non-current debt, less cash and cash equivalents. This reflects Shell's approach to managing capital employed, including the management of cash and cash equivalents alongside total debt and equity as part of the financial framework.

432 Shell Annual Report and Accounts 2025

Additional Information | Non-GAAP measures reconciliations continued

Capital employed

	2025	2024	$ million 2023
Current debt [A]	11,630	9,931	9,001
Non-current debt [A]	65,448	71,610	74,794
Total equity	180,168	188,362	192,597
Less: Cash and cash equivalents	(39,110)	(38,774)	(40,246)
Capital employed – opening	218,134	231,128	236,146
Current debt [A]	9,128	11,630	9,931
Non-current debt [A]	66,515	65,448	71,610
Total equity	175,319	180,168	188,362
Less: Cash and cash equivalents	(30,216)	(39,110)	(38,774)
Capital employed – closing	220,747	218,134	231,128
Capital employed – average	219,441	224,630	233,637

[A] See Note 21 Debt to the "Consolidated Financial Statement".

Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell's utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on an Adjusted Earnings plus non-controlling interest basis, and Price-normalised ROACE on an Adjusted Earnings plus non-controlling interest basis. LTIP (Long-Term Incentive Plan vesting) ROACE has been discontinued as it is no longer used as a performance measure for Long-Term Incentive Plan performance ranking.

ROACE on an Adjusted Earnings plus non-controlling interest basis

This measure comprises earnings on an Adjusted Earnings plus non-controlling interest basis excluding identified items adjusted for after-tax interest expense and after-tax interest income and is considered comparable with Shell's IFRS peers, who tend to adjust for similar items when calculating ROACE. The measure refers to average Capital employed which consists of Total equity, current debt, and non-current debt, reduced by cash and cash equivalents as shown above.

ROACE on an Adjusted Earnings plus Non-controlling interest basis

	2025	2024	$ million 2023
Adjusted Earnings [A]	18,528	23,716	28,250
Add: Income/(loss) attributable to Non-controlling interest	282	427	277
Add: Current cost of supplies adjustment attributable to Non-controlling interest	3	14	(5)
Less: Identified items attributable to Non-controlling interest	–	18	(11)
Adjusted Earnings plus Non-controlling interest excluding identified items	18,814	24,139	28,534
Add: Interest expense after tax	2,673	2,701	2,728
Less: Interest income after tax on cash and cash equivalents	954	1,389	1,287
Adjusted Earnings plus Non-controlling interest excluding identified items before interest expense and interest income	20,534	25,452	29,975
Capital employed - average	219,441	224,630	233,637
ROACE on an Adjusted Earnings plus Non-controlling interest basis	9.4%	11.3%	12.8%

[A] For the reconciliation of Adjusted Earnings to Income for the period please refer to Note 7 to the "Consolidated Financial Statements".

Price-normalised ROACE on an Adjusted Earnings plus non-controlling interest basis

An additional measure of Price-normalised ROACE on an Adjusted Earnings plus non-controlling interest basis was introduced during Capital Market Day 2025 for purposes of tracking improvement in underlying performance in the utilisation of the capital that the Company employs. The exclusion of the impact of price effects provides a more comparable reflection of the underlying business performance.

This new measure is calculated in the same manner as ROACE on an Adjusted Earnings plus non-controlling interest basis, with the only difference being the price-normalisation of Adjusted Earnings.

Price-normalisation refers to the process of removing the impact of macroeconomic price movements, so as to determine a more comparable basis for calculating the ROACE year on year. Shell believes this is a more meaningful basis for investors to be able to assess the Company's performance over time.

The normalised Adjusted Earnings will be determined by price-normalising the Adjusted Earnings using a price set as published in the Quarterly Databook for Brent, Henry Hub on a real term 2024 basis (and related gas markers), and Refining and Chemicals Margin to a price set as communicated during Capital Market Day 2025.

Net debt, Net debt excluding lease liabilities and gearing

Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risk relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of Net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under "Trade and other receivables" or "Trade and other payables" as appropriate. See also Note 20 to the "Consolidated Financial Statements".

Net debt excluding lease liabilities is calculated by subtracting lease liabilities from Net debt.

Lease liabilities are frequently long-term operational necessities rather than discretionary financing choices. Management believes that using Net debt excluding lease liabilities alongside Net debt gives better insight to the financial position by reflecting debt directly tied to financing activities, and improving comparability against peers with different asset ownership strategies or following different accounting standards.

Gearing is a measure of Shell's capital structure and is defined as Net debt as a percentage of total capital (Net debt plus Total equity).

433 Shell Annual Report and Accounts 2025

Additional Information | Non-GAAP measures reconciliations continued

Net debt, Net debt excluding lease liabilities and Gearing

			$ million
	2025	2024	2023
Current debt [A]	9,128	11,630	9,931
Non-current debt [A]	66,515	65,448	71,610
Total debt	75,643	77,078	81,541
Of which lease liabilities	28,933	28,702	27,709
Add: Debt-related derivative financial instruments: net liability/(asset)	547	2,469	1,835
Add: Collateral on debt-related derivatives: net liability/(asset)	(287)	(1,628)	(1,060)
Less: Cash and cash equivalents	(30,216)	(39,110)	(38,774)
Net debt	45,687	38,809	43,542
Of which Net debt excluding lease liabilities	16,754	10,107	15,833
Add: Total equity	175,319	180,168	188,362
Total capital	221,006	218,974	231,902
Gearing	20.7%	17.7%	18.8%

[A] See Note 21 Debt to the "Consolidated Financial Statement".

Shareholder distribution and Shareholder distribution as percentage of CFFO

Shareholder distribution is used to evaluate the level of cash distribution to shareholders. It is defined as the sum of Cash dividends paid to Shell plc shareholders and Repurchases of shares. Both are reported in the Consolidated Statement of Cash Flows.

Shareholder distribution as a percentage of CFFO is used to measure the Company's progress on increasing returns to shareholders. This measure is calculated by dividing the Shareholder distribution by the annual CFFO as presented in the Consolidated Statement of Cash Flows.

Shareholder distribution and Shareholder distribution as percentage of CFFO

			$ million
	2025	2024	2023
Cash dividends paid to Shell plc shareholders	8,472	8,668	8,393
Repurchases of shares	13,879	13,898	14,617
Shareholder distribution	22,351	22,566	23,010
CFFO	42,863	54,687	54,191
Shareholder distribution as % of CFFO	52%	41%	42%

Divestment proceeds

Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a lever to deliver sustainable cash flow.

Divestment proceeds

			$ million
	2025	2024	2023
Proceeds from sale of property, plant and equipment and businesses	1,148	1,621	2,565
Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	1,205	590	474
Proceeds from sale of equity securities	33	582	51
Divestment proceeds	2,386	2,793	3,091

Free cash flow and Organic free cash flow

Free cash flow is used to evaluate cash available for financing activities, including shareholder distributions and debt servicing, after investment in maintaining and growing our business. Free cash flow is defined as the sum of cash flow from operating activities and cash flow from investing activities.

Organic free cash flow is defined as Free cash flow excluding the cash flows from acquisition and divestment activities. It is a measure used by management to evaluate generation of cash flow without these activities.

Free cash flow and Organic free cash flow

			$ million
	2025	2024	2023
Cash flow from operating activities	42,863	54,687	54,191
Cash flow from investing activities	(16,811)	(15,155)	(17,734)
Free cash flow	26,052	39,533	36,457
Less: Divestment proceeds [A]	2,386	2,793	3,091
Add: Tax paid on divestments (reported under "Other investing cash outflows")	246	1	–
Add: Cash outflows related to inorganic capital expenditure [B]	1,829	776	2,522
Organic free cash flow	25,741	37,517	35,888

[A] See "Divestment proceeds" on page 434.
[B] Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.

Normalised free cash flow per share growth

Normalised free cash flow per share growth is a new business target introduced during Capital Markets Day 2025 (CMD25) for purposes of demonstrating progress in value creation towards achieving our strategy, reported on an annual basis.

It replaces the previous measures of Price-normalised free cash flow growth and Price-normalised free cash flow per share growth and applies organic free cash flow as the basis measure instead of free cash flow, and also excludes the volatility of working capital and derivatives. Shell believes this is a more meaningful basis for investors to be able to assess the Company's performance over time.

Price normalisation refers to the process of removing the impact of macroeconomic price movements, so as to determine a more comparable basis for calculating the growth in organic free cash flow year-on-year. Shell believes this is a more meaningful basis for investors to be able to assess the Company's performance over time. Normalised free cash flow is determined by price-normalising the organic free cash flow, that is by calculating price differences between actual full year price set of Brent, Henry Hub, EU TTF and JCC, as well as Refining and Chemicals Margins and a price set communicated during CMD25, based on Operating Plan 2024 long-term price guidance until 2030, and historical average nominal Refining Margin and historical average nominal Chemicals Margin, adjusted for inflation and material portfolio changes. This price-normalised organic free cash flow is then adjusted for the impact of working capital and derivatives to arrive at normalised free cash flow.

Normalised free cash flow per share is calculated by dividing the normalised free cash flow (see above) by the number of shares outstanding at the end of the period (the number of shares excludes shares held in trust).

434 Shell Annual Report and Accounts 2025

Additional Information | Non-GAAP measures reconciliations continued

Normalised free cash flow per share growth is determined on a CAGR basis by comparing the normalised free cash flow per share of the current year to the value from the 2024 base year.

Normalised free cash flow per share growth

		$ million
	2025	2024
Organic free cash flow	25,741	37,517
Price-normalisation [A]	(500)	(7,500)
Price-normalised organic free cash flow	25,241	30,017
Less: (Increase)/decrease in working capital	(1,803)	2,062
(Increase)/decrease in inventories	1,916	1,273
(Increase)/decrease in current receivables	2,240	6,578
Increase/(decrease) in current payables	(5,959)	(5,789)
Less: Cash flow from derivative financial instruments	(98)	2,484
Less: Identified items related to fair value accounting of commodity derivatives and certain gas contracts	733	(1,013)
Normalised free cash flow	26,408	26,484
Shares outstanding (million)	5,690	6,084
Normalised free cash flow per share ($)	4.6	4.4
Normalised free cash flow per share growth (CARG)	4.5%	–

[A] Rounded to the nearest half billion dollars. See below for explanation of how the price-normalisation impact is calculated.

Shares outstanding

		number of shares (million)
Number of shares outstanding as at December 31	2025	2024
Ordinary shares [A]	5,719	6,115
Less: Shares held in trust [B]	29	31
Shares outstanding	5,690	6,084

[A] See Note 27 to the "Consolidated Financial Statements".
[B] See Note 28 to the "Consolidated Financial Statements". Each ADS represents two ordinary shares.

Calculation of the price-normalisation
For each of the price markers shown in the table below, a comparison is made between the average prices for the period (published on our website Shell.com) and the price set shown below, which is based on the prices published at CMD25.

The price sensitivities shown in the table following, indicate the estimated impact in organic free cash flow for the change in each price marker. The price sensitivities are applied to the price variance of each price marker to determine the impact on organic free cash flow.

No price adjustments are made for Marketing and Renewables and Energy Solutions.

Base price set applied

	2025	2024
Brent [A]	$71.4/bbl	$70.0/bbl
Henry Hub [A]	$4.1/MMBtu	$4.0/MMBtu
EU TTF [A]	$7.7/MMBtu	$7.5/MMBtu
JCC - 3 months [A]	$71.4/bbl	$70.0/bbl
Indicative chemical earnings margin [B]	$175 per tonne	$150 per tonne
Indicative refining earnings margin [B]	$7.0 per tonne	$5.0 per tonne

[A] Real-terms 2024 adjusted for inflation.
[B] Historical average adjusted for inflation and material portfolio changes (2025 values exclude Singapore Energy and Chemicals Park divested in April 2025).

Price sensitivities applied

		$ million
	2025	2024
Upstream		
$10/bbl Brent	2,600	2,600
$1/MMbtu Henry Hub	120	160
$1/MMbtu EU TTF	80	80
Integrated Gas		
$10/bbl Brent	1,100	1,300
$10/bbl JCC - 3 months	1,000	1,200
Chemicals and Products		
$30/tonne indicative chemical earnings margin	575	700
$1/bbl indicative refining earnings margin	320	400

Taxes paid

Taxes paid represents the taxes paid to governments and comprises Corporate income tax and government Royalties.

Taxes paid

			$ million
	2025	2024	2023
Corporate income tax [A]	12,183	12,459	14,134
Royalties and Production taxes [B]	4,730	5,737	6,073
Taxes paid	16,913	18,196	20,207

[A] We paid $11.9 billion of income taxes and $0.3 billion of withholding taxes. Income taxes are included in the Consolidated Statement of Cash Flows: Tax Paid $11.6 billion, part ($0.3 billion) of Other Investing Cash outflows of $2.9 billion and withholding tax is part of "Other" of $0.2 billion.
[B] Part of Purchases of $177.2 billion as included in the Consolidated Statement of Income.

435 Shell Annual Report and Accounts 2025

Significant subsidiaries and other related undertakings (audited) Significant subsidiaries and other related undertakings at December 31, 2025, are set out below. These are included in the "Consolidated Financial Statements" on pages 229-306. Shell's percentage of share capital is shown to the nearest whole number. Subsidiaries are disclosed separately from all other undertakings. Subsidiaries directly held by the Company are marked with the annotation [a]. A number of the entities listed are dormant or not yet operational. Entities that are proportionately consolidated are identified by the annotation [b]. Shell-owned shares are ordinary shares unless identified with one of the following annotations against the company name: [c] Membership interest; [d] Partnership capital; [e] Non-redeemable; [f] Redeemable; [g] Deferred shares. Where the Shell Group's interest in an entity is held in different class of shares a breakdown is provided in the notes. Percentages reflect the Group Ownership Interest, which represents the Shell Group's stake in an entity, regardless of the voting and non-voting shares. Subsidiaries including Shell plc Direct Holdings ARGENTINA AVENIDA PTE. ROQUE SÁENZ PENA 788, 2ND FLOOR, CIUDAD DE BUENOS AIRES, 1035 Shell Argentina S.A. 100 AUSTRALIA 275 GEORGE STREET, BRISBANE, 4000 PENRITH SMART BATTERY HOLDCO PTY LIMITED 100 Penrith Smart Battery Pty Limited 100 275 GEORGE STREET, BRISBANE, 4000 BC 789 HOLDINGS PTY LTD 100 BNG (SURAT) PTY. LTD. 100 CONDAMINE 1 PTY LTD 100 CONDAMINE 2 PTY LTD 100 CONDAMINE 3 PTY LTD 100 CONDAMINE 4 PTY LTD 100 CONDAMINE POWER STATION PTY LTD 100 E.R.M. OAKEY POWER PTY LTD 100 ERM EMPLOYEE SHARE PLAN ADMINISTRATOR PTY LTD 100 ERM ENERGY SOLUTIONS HOLDINGS PTY LTD 100 ERM FINANCIAL SERVICES PTY LTD 100 ERM HOLDINGS PTY LTD 100 ERM LAND HOLDINGS PTY LTD 100 ERM NEERABUP POWER PTY LTD 100 ERM POWER INTERNATIONAL PTY LTD 100 ERM POWER INVESTMENTS PTY LTD 100 ERM POWER UTILITY SYSTEMS PTY LTD 100 Gangarri Solar Farm Pty Ltd 100 GREENSENSE PTY LTD 100 LUMALED PTY LTD 100 NATURE BASED SOLUTIONS PTY LTD 100 NEW SOUTH OIL PTY LTD 100 OAKEY POWER HOLDINGS PTY LTD 100 PETROLEUM RESOURCES (THAILAND) PTY. LIMITED 100 PURE ENERGY RESOURCES PTY LIMITED 100 QCLNG PTY LTD 100 QGC (INFRASTRUCTURE) PTY LTD 100 QGC COMMON FACILITIES COMPANY PTY LTD 100 QGC HOLDINGS 2 PTY LTD 100 QGC HOLDINGS 3 PTY LTD 100 QGC MIDSTREAM HOLDINGS PTY LTD 100 QGC MIDSTREAM INVESTMENTS PTY LTD 100 QGC MIDSTREAM LAND PTY LTD 100 QGC Midstream Limited Partnership 100 QGC MIDSTREAM SERVICES PTY LTD 100 QGC NORTHERN FORESTRY PTY LTD 100 QGC PTY LIMITED 100 QGC TRAIN 1 PTY LTD 100 Company by country and address of incorporation % QGC TRAIN 1 TOLLING PTY LTD 100 QGC TRAIN 1 UJV MANAGER PTY LTD 100 QGC TRAIN 2 PTY LTD 100 QGC TRAIN 2 TOLLING NO.2 PTY LTD 100 QGC TRAIN 2 TOLLING PTY LTD 100 QGC TRAIN 2 UJV MANAGER PTY LTD 100 QGC UPSTREAM HOLDINGS PTY LTD 100 QGC UPSTREAM INVESTMENTS PTY LTD 100 QGC Upstream Limited Partnership 100 QUEENSLAND GAS COMPANY PTY LIMITED 100 RICHMOND VALLEY SOLAR THERMAL PTY LTD 100 ROMA PETROLEUM PTY LIMITED 100 SELECT CARBON PTY LTD 100 SGA (QUEENSLAND) PTY LIMITED 100 SHELL ENERGY AUSTRALIA PTY LTD 100 SHELL ENERGY NEERABUP PTY LTD 100 SHELL ENERGY OAKEY POWER HOLDINGS PTY LTD 100 SHELL ENERGY OPERATIONS NO. 2 HOLDINGS PTY LTD 100 Shell Energy Operations No. 2 Pty Ltd 100 SHELL ENERGY OPERATIONS PTY LTD 100 SHELL ENERGY POWER GENERATION PTY LTD 100 Shell Energy Retail Finance Pty Ltd 100 SHELL ENERGY RETAIL PTY LTD 100 SHELL ENERGY WALLERAWANG 9 BESS PTY LTD 100 SHELL NEW ENERGIES AUSTRALIA PTY LTD 100 SHELL QGC PTY LTD 100 STARZAP PTY LTD 100 SUNSHINE 685 PTY LIMITED 100 SHELL ENERGY CPS PTY LTD 100 Powershop Australia Pty Limited 100 WALLOONS COAL SEAM GAS COMPANY PTY LIMITED 75 QCLNG OPERATING COMPANY PTY LTD 75 275 GEORGE STREET, BRISBANE, QLD 4000 QUEENSLAND ELECTRICITY INVESTORS PTY. LTD. 100 275 GEORGE STREET, LEVEL 30, BRISBANE, 4000 ERM WELLINGTON 1 HOLDINGS PTY LTD 100 LEVEL 30, 275 GEORGE STREET, BRISBANE, 4000 Shell Energy Retail Markets Pty Ltd 100 LEVEL 30, 275 GEORGE STREET, BRISBANE, QLD 4000 OME RESOURCES AUSTRALIA PTY. LTD. 100 QGC LIMITED, LEVEL 30, 275 GEORGE STREET, BRISBANE, 4000 CCM Energy Solutions Pty Ltd 100 ERM BRAEMAR 3 POWER PTY LTD 100 ERM BRAEMAR 3 PTY LTD 100 ERM Innovation Labs Pty Ltd 100 ERM POWER SERVICES PTY LTD 100 SHELL ENERGY BESS 1 PTY LTD 100 Company by country and address of incorporation % Additional Information | Appendix 436 Shell Annual Report and Accounts 2025

AUSTRALIA continued Shell Energy Certificate Trading Pty Ltd 100 Shell Energy Engineering Pty Ltd 100 SHELL ENERGY ENVIRONMENTAL PRODUCTS AUSTRALIA PTY LTD 100 SHELL ENERGY POWER DEVELOPMENTS PTY LTD 100 Shell Energy Projects Pty Ltd 100 SHELL HOUSE, 562 WELLINGTON STREET, PERTH, 6000 NORTH WEST SHELF LNG PTY LTD 100 SHELL AUSTRALIA FLNG PTY LTD 100 SHELL AUSTRALIA PTY LTD 100 SHELL DEVELOPMENT (PSC19) PTY LTD 100 SHELL DEVELOPMENT (PSC20) PTY LTD 100 SHELL ENERGY HOLDINGS AUSTRALIA LIMITED 100 SHELL GLOBAL SOLUTIONS AUSTRALIA PTY LTD 100 SHELL TANKERS AUSTRALIA PTY LTD 100 TRIDENT LNG SHIPPING SERVICES PTY LTD 100 SONNEN AUSTRALIA PTY LTD, LEVEL 3, 1-3 METRO PARADE, MAWSON LAKES, 5095 Sonnen Australia Pty Limited 100 AUSTRIA FRANZ-JOSEFS-KAI 27, VIENNA, 1010 Next Kraftwerke AT GmbH 100 SCHULHOF 6/1. STOCK, VIENNA, 1010 Shell China Holding GmbH 100 TECH GATE, DONAU-CITY-STR, 1 VIENNA, 1220 Rheinland Kraftstoff Österreich GmbH 100 TECH GATE, DONAU-CITY-STR. 1, VIENNA, 1220 Shell Austria Gesellschaft m.b.H. 100 BAHAMAS 2 BAYSIDE EXECUTIVE PARK, WEST BAY STREET & BLAKE ROAD, NASSAU Shell Bahamas Power Company Inc. 100 Shell Western Supply and Trading Limited 100 BARBADOS THE FINANCIAL SERVICES CENTRE, BISHOP'S COURT HILL, ST. MICHAEL, BB14004 Shell Trinidad and Tobago Resources SRL 100 BELGIUM CANTERSTEEN 47, BRUSSELS, 1000 Belgian Shell 100 Shell EV Charging Solutions Belgium 100 PANTSERSCHIPSTRAAT 331, GENT, 9000 Shell Catalysts & Technologies Belgium 100 AVENUE DU ROI 107, BRUSSELS, 1190 Next Kraftwerke Belgium BV 100 BERMUDA 3RD FLOOR CONTINENTAL BUILDING, 25 CHURCH STREET, HAMILTON, HM 12 Gas Investments & Services Company Limited 85 Qatar Shell GTL Limited 100 Shell Holdings (Bermuda) Limited 100 SHELL OMAN TRADING LIMITED 100 Shell Petroleum (Malaysia) Ltd 100 Shell Saudi Arabia (Refining) Limited 100 Shell Trust (Bermuda) Limited 100 Solen Life Insurance Limited 100 BRAZIL 340 CONJ 182, LETRA B, 18 ANDAR, RUA CINCINATO BRAGA, SÃO PAULO, 01333-010 Ativa Energia E Participacoes Societarias Ltda 100 Exata Energia Consultoria e Comercio Ltda. 100 Facite Participacoes Societarias Ltda. 100 Prex Participacoes Societarias Ltda. 100 Prime Energy Comercializadora de Gas Ltda. 100 Company by country and address of incorporation % Prime Energy Consultoria e Comercio de Energia Ltda. 100 Prime Energy Comercializadora de Energia Ltda. 100 340 CONJ 182, LETRA C, 18 ANDAR, RUA CINCINATO BRAGA, SÃO PAULO, 01333-010 Exata Energia Comercializadora Ltda 100 340, CONJ 181, LETRA C, 18 ANDAR, RUA CINCINATO BRAGA, SÃO PAULO, 01333-010 Ativa Operacao, Manutencao e Consultoria Ltda 100 340, CONJ 181, LETRA D, 18 ANDAR, RUA CINCINATO BRAGA, SÃO PAULO, 01333-010 MLE Comercializadora Varejista de Energia Ltda 100 340, CONJ 182, RUA CINCINATO BRAGA, SÃO PAULO, 01333-010 Ativa Esco Servicos de Eficiencia Energetica Ltda. 100 711, RUA DOUTOR JOAO PINHEIRO, JUIZ DE FORA, 36015-040 Arion Otimizacao Em Energia Ltda. 100 AV BRIG FARIA LIMA, NO 3311, CJ 81 PART, SÃO PAULO/SP, 04538-133 Fundacao VIVA 100 AV REPUBLICA DO CHILE 330, BLC 2 SAL 3201, RIO DE JANEIRO, 20031-170 COMSHELL SOCIEDADE DE PREVIDENCIA PRIVADA 100 AV. REPUBLICA DO CHILE, NO 330, 23O ANDAR, TORRE 2 - CENTRO, RIO DE JANEIRO, 20.031-170 BG COMERCIO E IMPORTACAO LTDA. 100 AVENIDA BRIGADEIRO FARIA LIMA, 3311, CONJUNTO 82, ITAIM BIBI, SAO PAULO, 04538-133 Shell Energy do Brasil Ltda. 100 AV. REPBLICA DO CHILE, NO 330, BLOCK 2, ROOM 2401, CENTRO, RIO DE JANEIRO, 20031-170 Shell Brasil Renewables & Energy Solutions Ltda 100 Shell Energy do Brasil Gás Ltda. 100 Shell Nature Based Solutions Brasil Ltda 100 ROOM 82, PARTE, 3.311 AVENIDA BRIGADEIRO FARIA LIMA, ITAIM BIBI, SAO PAULO, 04538-133 Shell Trading Brasil Ltda. 100 BLOCK 2, ROOM 2301, 2401, 2501, 3201, 3301, 3401, 330 AV. REPUBLICA DO CHILE, RIO DE JANEIRO, 20031-170 Shell Brasil Petroleo Ltda. 100 BRUNEI C/O BSP HEAD OFFICE, NDCO BLOCK, GROUND FLOOR, JALAN UTARA, PANAGA SERIA, KB 3534 Shell Borneo Sendirian Berhad 100 BULGARIA 48, SITNYAKOVO BLVD., SERDIKA OFFICES, 8TH FLOOR, SOFIA, 1505 Shell Bulgaria Ead 100 CANADA 5005 LAPINIÈRE BOULE-VARD, BROSSARD, J4Z 0N5 Nature Energy Canada Inc. 100 Nature Energy Canada New Ventures 2 Inc 100 Nature Energy Construction Canada Inc 100 Nature Energy Farnham Inc. 100 SUITE 4000, 500 CENTRE STREET SE, ALBERTA, CALGARY, T2G 1A6 10084751 Canada Limited 100 7026609 Canada Inc. 100 7645929 Canada Limited 100 Cansolv Technologies Inc. 100 Coral Cibola Canada Inc. 100 SCL Pipeline Inc. 100 Shell Americas Funding (Canada) Limited 100 Shell Canada BROS Inc. 100 Shell Canada Energy [d] 100 Shell Canada Limited 100 Shell Canada OP Inc. 100 Shell Canada Products [d] 100 Shell Canada Services Limited 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 437 Shell Annual Report and Accounts 2025

CANADA continued Shell Catalysts & Technologies Canada Inc. 100 Shell Chemicals Canada [d] 100 Shell Energy North America (Canada) Inc. 100 Shell Global Solutions Canada Inc. 100 Shell Trading Canada [d] 100 Zeco Systems (Canada) Inc. 100 01-01-2100, 222-3RD AVENUE SW, CALGARY, T2P 0B4 Canadian Mobility Services Limited 100 SUITE 4000, 500 CENTRE STREET SE, CALGARY, T2G 1A6 Shell CCS Operations Inc. 100 10605 BOUL. HENRI BOURASSA, MONTREAL, H1C 1G7 Shell Quebec Limitee 100 CAYMAN ISLANDS OCORIAN TRUST (CAYMAN), LIMITED OF WINDWARD 3, REGATTA OFFICE PARK, PO BOX 1350, GRAND CAYMAN, KY1-1108 Beryl North Sea Limited 100 BG EXPLORATION AND PRODUCTION INDIA LIMITED 100 Schiehallion Oil & Gas Limited 100 Shell Bolivia Corporation 100 SHELL NORTH SEA HOLDINGS LIMITED 100 FLOOR 4, WILLOW HOUSE, CRICKET SQUARE, PO BOX 268, GEORGE TOWN, KY1-1104 BG EGYPT SA 100 CHILE C/O CAREY Y CIA ABOGADOS, MIRAFLORES 222, PISO 28, SANTIAGO Shell Chile S.A. 100 CHINA 186, NO.1, 16TH FLOOR, DONGHUA BUILDING, NO. 5, DONGCHENG EAST ROAD, GANGBEI COMMUNITY, DONGCHENG STREET, DONGGUAN CITY DONGGUAN SHELL YADI CHARGING TECHNOLOGY CO., LTD 80 198 TIMES CITY, 263 HONGMING ROAD, LILIAN STREET, HUANGPU DISTRICT, GUANGZHOU GUANGZHOU SHELL YADI NEW ENERGY CO., LTD 80 401 FLOOR 4, BUILDING 1, YARD 1, ZHONGHE ROAD, BEIJING, 100000 Beijing Shell Information Technology Co., Ltd. 100 50 DONGHAI WEST ROAD, QINGDAO Qingdao Shell Oil Co., Ltd. 100 8/F, BUILDING 1, NO. 818 SHENCHANG ROAD, MINHANG DISTRICT, SHANGHAI, 201106 Shell Management and Consulting Company Limited 100 Shell Ventures Company Limited 100 8TH FLOOR, NO. 1 BUILDING, NO. 818 OF SHENCHANG ROAD, MINHANG DISTRICT, SHANGHAI, 201100 Shell (Shanghai) Petroleum Company Limited 100 BUILDING 4, JIN CHUANG BUILDING, NO. 4560, JIN KE ROAD, PILOT FREE TRADE ZONE, SHANGHAI Shell (Shanghai) Technology Limited 100 F7, NO. 1 BUILDING, HEADQUARTER PARK, CAIJIA FREE TRADE ZONE, NO. 60 SHENGHE ROAD, CHONGQING CITY Chongqing Shell Energy Company Limited 100 FLOOR 23, CHINA LIFE INSURANCE ANHUI FINANCIAL CENTER, LUZHOU AVENUE, BAOBINHU NEW AREA, HEFEI CITY Anhui Shell Energy Company Limited 100 FLOOR 27, BUILDING A, SHANDONG CHAMBER OF COMMERCE BUILDING, NO.51, WEI SECOND ROAD, SHIZHONG DISTRICT, JINAN CITY, 250001 Shandong Shell Oil Co., Ltd. 100 FLOOR 56 AND 57, PHASE 1 OF XIN DI CENTER, NO. 188, LUSHAN ROAD, JIANYE DISTRICT, NANJING CITY, 210019 Jiangsu Shell Energy Company Limited 100 LONGSHAN SEVENTH ROAD, WEST DAYA BAY, HUIZHOU HUIZHOU SHELL YADI CHARGING TECHNOLOGY CO., LTD 80 Company by country and address of incorporation % NO. 1 WANGJIABA, XINMIAOZHI VILLAGE, PUYUAN TOWN, TONGXIANG, JIAXING, ZHEJIANG, 314502 Shell (Zhejiang) Petroleum Trading Limited 100 NO. 286 NANSAN ROAD, TIANJIN HARBOUR NANJIANG DEV. ZONE, TIANJIN, 300452 Shell (Tianjin) Oil and Petrochemical Company Limited 100 NO. 304-5, 3RD FLOOR, BUILDING B AND OTHER 3 INNER PODIUMS, NUMBER A2, WORKERS STADIUM NORTH ROAD, CHAOYANG DISTRICT, BEIJING, 100000 Shell (Beijing) New Energy Technology Co., Ltd 100 NO. 4, 5, 12/F, UNIT A, OCEANWIDE INTERNATIONAL CENTER OFFICE, WUHAN, 430000 Hubei Shell Energy Company Limited 100 NO.19 OF DAGANG HANQIAO ROAD, ZHENJIANG NEW DISTRICT, JIANGSU, 212132 Shell Road Solutions (Zhenjiang) Co. Ltd 100 NO.723, BUILDING A1, CHUANGGU INDUSTRIAL PARK, 568 QUEYUAN ROAD, TIANXIN DISTRICT, CHANGSHA CITY CHANGSHA SHELL YADI NEW ENERGY CO., LTD 80 NORTH TO GANG BEI ROAD & EAST TO HAI GANG ROAD, NANGANG INDUSTRIAL ZONE, TIANJIN ECONOMIC-TECHNOLOGICAL DEVELOPMENT AREA, TIANJIN, 300280 Shell (Tianjin) Lubricants Company Limited 100 ROOM 2407-2409, BUILDING 15, FANGMAOYUAN (PHASE II), CHANGSHA, 410006 Hunan Shell Energy Company Limited 100 ROOM 327, OFFICE BUILDING NO. 2, YADI ROAD, NEW INDUSTRIAL PARK, XILIU STREET, HIGH-TECH ZONE, XI 'AN, SHAANXI XI'AN SHELL YADI CHARGING TECHNOLOGY CO., LTD 80 ROOM 530, 5TH FLOOR, BUILDING 1, NO. 239 GANG'AO ROAD, SHANGHAI, 200137 Shell Energy (China) Limited 100 ROOM 611,6TH FLOOR, BUILDING B, VITALITY BUSINESS SQUARE, SUZHOU, 215100 Suzhou Yiwei NewEnergy Technology Company Limited 100 RUNXIANG BUSINESS CENTER A707D, ZHELU STREET, JINGHU DISTRICT, WUHU, 241000 Wuhu Shell Energy Company Limited 100 THE PORT OF ZHAPU, JIAXING MUNICIPALITY, ZHEJIANG, 314201 Zhejiang Shell Oil and Petrochemical Company Limited 100 NANJING WAN, GAOLAN DAO, ZHUHAI, 519050 Shell (Zhuhai) Lubricants Company Limited 100 NO. 3, SOUTHERN RING ROAD, ZHENJIANG DISTRICT, SHAOGUAN CITY SHAOGUAN SHELL YADI CHARGING TECHNOLOGY CO., LTD 80 UNIT 08-09, LEVEL 31, NO. 16 BUILDING, NO. 1 JIAN GUO MEN WAI AVENUE, CHAOYANG DISTRICT, BEIJING, 100004 Shell (China) Projects & Technology Limited 100 2ND FLOOR OF THE GAS STATION OF THE RED 15TH LINE IN HANGZHOU, NO. 7777, HONGFIFTEEN ROAD, LINJIANG STREET, QIANTANG DISTRICT, HANGZHOU CITY, 311228 Zhejiang Shell Energy Development Company Limited 100 30/F UNIT 01-02, NO.16 BUILDING, NO.1 COURTYARD, JIAN GUO MEN WAI AVENUE, CHAOYANG DISTRICT, BEIJING Shell (China) Limited 100 1505 CHENGTOU CORE TIMES BUILDING, NO. 2009, PINGSHAN AVENUE, PINGSHAN STREET, PINGSHAN DISTRICT, SHENZHEN Shenzhen Shell and BYD Electric Vehicle Investment Company Limited 80 UNIT 1502 BUILDING A, ZHONGCHU PLAZA, XINHUA DISTRICT, SHIJIAZHUANG, 050051 Hebei Shell Oil Sales Co., Ltd. 100 3302, BUILDING A, RENHENG MENGCHUANG PLAZA, HUILONGPU COMMUNITY, LONGCHENG STREET, SHENZHEN, 518172 Shell (Shenzhen) New Energy and Technology CO. Ltd 80 COLOMBIA CL 90 NO. 19 - 41 OF 702, EDIFICIO QUANTUM, BOGOTÁ D.C., 110221 Shell Colombia S.A.S. 100 CÔTE D'IVOIRE AFRICAWORKS, LMMEUBLE LE 7, RUE DU 7 DECEMBRE, ABIDJAN Daystar Power Cote d'Ivoire SARLU 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 438 Shell Annual Report and Accounts 2025

CZECH REPUBLIC ANTALA STAŠKA 2027/77, PRAGUE, 140 00 Shell Czech Republic a.s. 100 DENMARK 260 ØRBÆKVEJ, ODENSE, 5220 Shell Køng Biogas ApS 100 Shell Agerskov Biogas ApS 100 ØRBÆKVEJ 260, 5220 ODENSE SØ, ODENSE Shell Green Transport Biogas A/S 100 Shell Sdr. Vium Biogas ApS 100 Shell Hemmet Biogas ApS 100 Shell Kværs Biogas ApS 100 Shell Lolland Biogas ApS 100 Shell International Biogas A/S 100 ØRBÆKVEJ 260, 5220 ODENSE SØ, ODENSE, 5220 Shell Falster Biogas ApS 100 Shell Korskro Biogas A/S 100 Shell Aarhus Biogas A/S 100 ØRBÆKVEJ 260, ODENSE, 5220 Nordliq A/S 67 Shell Biogas A/S 100 Shell Green Hydrogen Biogas A/S 100 Shell Green Gas Sales A/S 100 Shell Vaarst Biogas A/S 100 Shell Videbæk Biogas A/S 100 Shell Nordfyn Biogas A/S 100 Shell Midtfyn Biogas A/S 100 Shell Løgumkloster Biogas ApS 100 Shell Holsted Biogas A/S 71 Shell Månsson Biogas A/S 51 Shell Glansager Biogas A/S 100 HVISSINGEVEJ 100, 2600 GLOSTRUP, GLOSTRUP, 2600 Hashøj Biogas Ap 100 EGYPT BUILDING 79, ROAD 90 SOUTH, FIFTH SETTLEMENT- NEW CAIRO, CAIRO, 11835 Shell Egypt Trading 100 Shell Lubricants Egypt 100 PLOT 185, NEW CAIRO, SECOND SECTOR Sonnen Egypt LLC 100 EL SALVADOR BLVDLOS PROCERES FRENTEA REPARTO, LOS HEROES, E/S SHELL MONUMENTAL, SAN SALVADOR, SV Shell Química de El Salvador S.A. 100 FINLAND TEKNOBULEVARDI 3-5, VANTAA, 01530 Shell Aviation Finland Oy 100 FRANCE 4 BOULEVARD DE BEAUREGARD, LONGVIC, 21600 SAS Sécalia Chatillonnais 50 75 AVENUE PARMENTIER, PARIS, 75544 Centrales Next S.A.S 100 TOUR LANDSCAPE, 22 ROUTE DE LA DEMI-LUNE/6 PLACE DES DEGRÉS, PUTEAUX, 92800 Avitair SAS 100 Shell EV Charging Solutions France SAS 100 Shell France SAS 100 Shell Retraites SAS 100 Société de Gestion Mobilière et Immobilière SAS 100 Company by country and address of incorporation % HQ SOUTH GARDEN, 8 RUE JAMES JOULES, REZÉ, 44400 Nature Energy Construction France SAS 100 Shell France Biogas SAS 100 GERMANY ALTER KIRCHENWEG 83, HANDEWITT, 24983 Shell Germany Biogas GmbH 100 AM HAUPTTOR, GEBÄUDE 8322, LEUNA, 06237 CRI Deutschland GmbH 100 Shell Catalysts & Technologies Leuna GmbH 100 AM RIEDBACH 1, WILDPOLDSRIED, 87499 enersol GmbH 100 Sonnen eServices Deutschland GmbH 100 Sonnen eServices GmbH 100 Sonnen GmbH 100 Sonnen Holding GmbH 100 AUF DEM SCHOLLBRUCH 24-26, GELSENKIRCHEN, 45899 Rheinland Kraftstoff Gesellschaft mit beschraenkter Haftung 100 CHRISTOPH-PROBST-WEG 29, HAMBURG, 20251 CARISSA GmbH 100 EUREF-CAMPUS 7-8, BERLIN, 10829 Shell EV Charging Solutions Germany GmbH 100 ubitricity Gesellschaft für verteilte Energiesysteme mbH 100 HOHE-SCHAAR-STRASSE 36, HAMBURG, 21107 Shell Global Solutions (Deutschland) GmbH 100 HÜNXER STRAßE 149, DINSLAKEN, 46537 SBRS GmbH 100 IM GEWERBEPARK 24, OBERKRÄMER OT VEHLEFANZ, 16727 Energieinsel GmbH 100 LICHTSTRAßE 43G, KOELN, 50825 Next Kraftwerke GmbH 100 ST.-LEONHARD-STRAßE 26, BALZHAUSEN, 86483 Energeticum Energiesysteme GmbH 100 ZUR SALZLEITE 2, LICHTENAU, 91586 Franke Elektrotechnik GmbH 100 SoviSol GmbH 100 NEW-ORLEANS-STRAßE 4, HAMBURG, 20457 Deutsche Shell Holding GmbH 100 Shell Deutschland Additive GmbH 100 Shell Deutschland GmbH 100 Shell Deutschland RES GmbH 100 Shell Energy Deutschland GmbH 100 Shell Erdgas Beteiligungsgesellschaft mbH 100 Shell Exploration and Production Colombia GmbH 100 Shell Exploration and Production Libya GmbH 100 Shell Exploration New Ventures One GmbH 100 Shell Hydrogen Deutschland GmbH 100 Shell Tunisia Offshore GmbH 100 Shell Verwaltungsgesellschaft für Erdgasbeteiligungen mbH 100 LANGENSTRASSE 12, TWISTRINGEN, 27239 Buschmann Energietechnik GmbH 100 GHANA 8TH FLOOR, ONE AIRPORT SQUARE, AIRPORT BYPASS ROAD, AIRPORT, ACCRA, 23301 Shell Energy Ghana LTD 100 BLOCK 13, SECTION 103, TEMA MOTORWAY INDUSTRIAL AREA EXTENSION, ACCRA, 6217 Daystar Power Group Ltd (Ghana) 85 GUAM 643 CHALAN SAN ANTONIO, SUITE 100, TAMUNING, GU 96911 Shell Guam, Inc.[f]12 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 439 Shell Annual Report and Accounts 2025

HONG KONG 35/F AIA KOWLOON TOWER, LANDMARK EAST, KWUN TONG, KOWLOON Fulmart Limited 100 Shell Hong Kong Limited 100 Shell Korea Limited 100 Shell Macau Limited 100 Ocean Century Tf Limited [f] 1 100 Shell Developments (HK) Limited 100 HUNGARY BOCSKAI ÚT 134-146., BUDAPEST, 1113 Shell Hungary Zrt. 100 INDIA 7, BANGALORE HARDWARE PARK, DEVANAHALLI INDUSTRIAL PARK, BANGALORE, 562149 Shell Pahal Social Welfare Association 100 COMMERZONE, BLOCK II, NO.2, 200 FEET RADIAL ROAD, PALLIKARANAI, CHENNAI, 600100 Shell India Markets Private Limited 100 Sprng Energy Private Limited 100 Sprng Energy Projects Private Limited 100 OFFICE NO 2008, WESTGATE - D BLOCK, NR YMCA CLUB, AHMEDABAD, GUJARAT, 380051 Hazira Port Private Limited 100 Shell Energy India Private Limited 100 OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Sprng Renewable Energy Private Limited 100 OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Sprng Akshaya Urja Private Limited 100 Sprng Ujjvala Energy Private Limited 100 Sprng Wind Energy Private Limited 100 PLATINA TOWER MG ROAD, NEAR SIKANDARPUR METRO STATION, SECTION, GURUGRAM, 122001 SHELL EV CHARGING SOLUTION ASIA LLP 100 UNIT NO FF-48 A, FIRST FLOOR OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Arinsun Clean Energy Private Limited 100 Sprng Green Energy Eight Private Limited 100 Sprng Green Power Private Limited 100 Sprng Photovoltaic Private Limited 100 Sprng Soura Kiran Vidyut Private Limited 100 Sprng Green Energy 5 Private Limited 100 SPRNG GREEN ENERGY NINE PRIVATE LIMITED 100 SPRNG GREEN ENERGY TWELVE PRIVATE LIMITED 100 SPRNG GREEN ENERGY THIRTEEN PRIVATE LIMITED 100 UNIT NO FF-48 A, FIRST FLOOR OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 SPRNG GREEN ENERGY SEVEN PRIVATE LIMITED 100 Sprng Green Energy Six Private Limited 100 SPRNG GREEN ENERGY TEN PRIVATE LIMITED 100 UNIT NO FF-48 A, FIRST FLOOR, OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, INDIA, NEW DELHI, 110025 Sprng Alt Energy Private Limited 100 Sprng Vayu Kiran Private Limited 100 Sprng Vayu Vidyut Private Limited 100 UNIT NO FF-48 A, FIRST FLOOR, OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Sprng Powerinfra Private Limited 100 UNIT NO FF-48A, FIRST FLOOR, OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Sprng Renewable Resources Private Limited 100 Sprng Solar India Private Limited 100 UNIT NO FF-48A, FIRST FLOOR, OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Sprng Natural Power Source Private Limited 100 Company by country and address of incorporation % Sprng Ojas Private Limited 100 Sprng Pavana Urja Private Limited 100 Sprng Power Earth Private Limited 100 Sprng Power Private Limited 100 Sprng Solar Energy Private Limited 100 Sprng Solar Plus Private Limited 100 Sprng Solren Private Limited 100 Sprng Urja Private Limited 100 Sprng Vaayu Urja Private Limited 100 UNIT NO FF-48 A, FIRST FLOOR OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Sprng Transform Sun Energy Private Limited 100 UNIT NO FF-48 A, FIRST FLOOR OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Sprng Suryoday Energy Private Limited 100 UNIT NO FF-48 A, FIRST FLOOR OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 SPRNG GREEN ENERGY ELEVEN PRIVATE LIMITED 100 UNIT NOS. 401 TO 1401, BLOCK 2 COMMERZONE PALLIKARANAI, NO.2, 200 FEET RADIAL ROAD, PALLIKARANAI, CHENNAI, 600100 Shell Energy Marketing and Trading India Private Limited 100 UNIT NO FF-48 A, FIRST FLOOR OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Sprng Agnitra Private Limited 100 UNIT NO FF-48 A, FIRST FLOOR OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Sprng Green Energy Private Limited 100 Sprng Green Energy 2 Private Limited 100 UNIT NO FF-48 A, FIRST FLOOR OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Sprng Green Energy 3 Private Limited 100 UNIT NO FF-48 A, FIRST FLOOR OMAXE SQUARE, PLOT NO.14, JASOLA DISTRICT CENTRE, NEW DELHI, 110025 Sprng Green Energy 4 Private Limited 100 2/11-B (BASEMENT), JANGPURA A, SOUTH DELHI, NEW DELHI, 110014 BG INDIA ENERGY SOLUTIONS PRIVATE LIMITED 100 B-1-101, BOOMERANG, CHANDIVALI FARM ROAD, CHANDAVALI, ANDHERI (EAST), MUMBAI, 400072 Raj Petro Specialities Private Limited 100 UNIT NO 811, 8TH FLOOR, LOGIX CITY CENTRE, SECTOR 2, GAUTAM BUDDH NAGAR, NOID, P-201301 MIDEL & MIVOLT Fluids India Private Limited 100 INDONESIA TALAVERA OFFICE PARK 22-26TH FLOOR, JL. LETJEN. TB SIMATUPANG KAV. 22-26, JAKARTA, 12430 PT. Shell Indonesia 100 PT. Shell Manufacturing Indonesia 100 WISMA GKBI, 39TH FLOOR, JL. JENDERAL SUDIRMAN KAV. 28, BENDUNGAN HILIR, TANAH ABANG, CENTRAL JAKARTA PT EcoOils Jaya Indonesia 100 TALAVERA OFFICE PARK 23RD FLOOR JALAN, TB SIMATUPANG KAV. 22-26, JAKARTA, 12430 PT Shell Retail Indonesia 100 IRELAND 1ST FLOOR, TEMPLE HALL, TEMPLE ROAD, BLACKROCK, DUBLIN, A94 K3K0 Asiatic Petroleum Company (Dublin) Limited 100 ISLE OF MAN FIRST NAMES HOUSE, VICTORIA ROAD, DOUGLAS, IM2 4DF Petrolon International Limited [f]13 100 SECOND FLOOR, EURO MANX HOUSE, FREEPORT, BALLASALLA, IM9 2AP SHELL MARINE PERSONNEL (I.O.M.) LIMITED 100 SHELL SHIP MANAGEMENT LIMITED 100 PO BOX 277, PEVERIL BUILDINGS, PEVERIL SQUARE, DOUGLAS, IM99 1RZ Petrolon Europe Limited 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 440 Shell Annual Report and Accounts 2025

ITALY 137 VIA VITTORIO VENETO, ROVIGO, 45100 Elios Energy S.r.l. 100 55 VIA GIOVANNI GIOLITTI, TORINO, 10123 MSTS Consorzio [c] 100 GENOVA (GE) VIA FELICE ROMANI 9/5, GENOVA, 16122 Ego Data S.r.l 100 Ego Energy S.r.l 100 PIAZZA SAN SILVESTRO 8, ROME, 00187 SHELL ITALIA E&P S.P.A. 100 VIA AUTOSTRADA 32, BERGAMO, 24126 Sonnen eServices Italia S.R.L. 100 Sonnen S.R.L. 100 VIA SUSA 40, TORINO, 10138 Shell Fleet Solutions Consorzio 53 VIA VITTOR PISANI 16, MILANO (MI), 20124 Adria Solar S.r.l. 100 Alle S.R.L. 100 Aquila S.p.A. 100 Civita Solar S.r.l. 100 Cumiana Solar S.r.l. 100 Development S.R.L. 100 Marco Polo Solar 2 S.R.L. 100 Marco Polo Solar S.R.L. 100 Ramacca Solar S.R.L 100 Sardinia Solar Energy S.R.L. 100 Shell Energy Italia S.R.L. 100 Shell Italia Holding S.p.A. 100 Shell Italia Oil Products S.R.L. 100 Shell Mobility Italia S.r.l. 100 Suncore 5 Amaranto 3 S.r.l. 100 VIALE AMEDEO DUCA D'AOSTA 51, BOLZANO, 39100 Baroni S.r.l. 100 Baroninuovi S.r.l 100 Colangelo S.r.l. 100 Depalma S.r.l. 100 Dimassa S.r.l. 100 Guarini S.r.l. 100 Mesagne S.r.l. 100 Paliano S.r.l. 100 Ricchiuti S.r.l. 100 Rotello S.r.l. 100 Sanfrancesco S.r.l. 100 Sasso S.r.l. 100 Sicilia S.r.l. 100 Teodoro S.r.l. 100 Tuturano S.r.l. 100 Vulci S.r.l. 100 Zamboni S.r.l. 100 MILANO (MI) VIA SANTA, SOFIA 28 CAP, MILAN, 20122 BG Italia Power S.r.l 100 VIA XX SETTEMBRE 69, PALERMO, 90141 Partanna Energie s.r.l. 100 140 CONTRADA SAN GIOVANNI IN GOLFO, CAMPOBASSO, 86100 Suncore 5 Amaranto 1 S.r.l. 100 JAPAN 1-11-1 MARUNOUCHI, CHIYODA-KU, TOKYO Nagaoka Power Generation Limited 100 Company by country and address of incorporation % 12F PACIFIC CENTURY PLACE MARUNOUCHI, 1-11-1, MARUNOUCHI, CHIYODA-KU, TOKYO, 100-6212 Shell Lubricants Japan K.K. 100 13F FUKOKU SEIMEI BUILDING, 2-2-2 UCHISAIWAI-CHO, CHIYODA-KU, TOKYO, 100-0011 Red And Yellow Co., Ltd. 100 2-1-13 MOTOAZABU, MINATO-KU, TOKYO, 106-0046 Fukuoka Offshore Wind Power No. 1 K.K 80 4052-2 NAKATSU, AIKAWA-CHO, KANAGAWA, 243-0303 K.K. SVC Tokyo 100 PACIFIC CENTURY PLACE MARUNOUCHI, 1-11-1 MARUNOUCHI, CHIYODA-KU, TOKYO, 100-6216 Shell Japan Limited 100 Shell Solar Japan G.K. 100 JERSEY 13 CASTLE STREET, ST HELIER, JERSEY, JE1 1ES SHELL SERVICE STATION PROPERTIES LIMITED 100 KENYA SHELL & BP HOUSE, HARAMBEE AVENUE, P.O. BOX 45005, NAIROBI Shell Chemicals East Africa Limited 100 KOREA (THE REPUBLIC OF) NO. 250, SINSUN-RO, NAM-GU, BUSAN, 48561 Hankook Shell Oil Co., Ltd 54 LUXEMBOURG 7, RUE DE L'INDUSTRIE, BERTRANGE, LUXEMBOURG, L-8005 Shell Luxembourgeoise Sarl 100 MACAO AVENIDA DA AMIZADE, NO. 876, EDIFICIO MARINA GARDENS, SALA 310, 3 ANDAR, MACAU Shell Macau Petroleum Company Limited 100 MALAYSIA LEVEL 11, MENARA TH 1 SENTRAL, JALAN RAKYAT, KUALA LUMPUR SENTRAL., WILAYAH PERSEKUTUAN, 50470 Shell Business Service Centre Sdn. Bhd. 100 KENSINGTON GARDENS, NO. U1317, LOT 7616, JALAN JUMIDAR BUYONG, LABUAN, 87000 Shell Treasury Malaysia (L) Limited 100 LEVEL 11, MENARA TH 1 SENTRAL, JALAN RAKYAT, KUALA LUMPUR SENTRAL, KUALA LUMPUR, WILAYAH PERSEKUTUAN, 50470 EcoOils Sdn. Bhd. 100 Pixelbyte Sdn Bhd 100 Shell MDS (Malaysia) Sendirian Berhad 72 LEVEL 11, MENARA TH 1 SENTRAL, JALAN RAKYAT, KUALA LUMPUR SENTRAL., WILAYAH PERSEKUTUAN, 50470 EcoInnovation Sdn. Bhd. 100 EcoOils (Negeri Sembilan) Sdn. Bhd. 100 Pertini Vista Sdn. Bhd. 100 Provista Ventures Sdn. Bhd. 100 SARAWAK SHELL BERHAD 100 Shell Brunei Operations Sdn Bhd. 100 Shell Global Solutions (Malaysia) Sdn. Bhd. 100 Shell Malaysia Trading Sdn Bhd 100 Shell People Services Asia Sdn. Bhd. 100 Shell Sabah Selatan Sendirian Berhad 100 Shell Timur Sdn. Bhd. 70 Shell New Ventures Malaysia Sdn. Bhd. [f] 2 100 MAURITIUS 33 EDITH CAVELL STREET, PORT LOUIS, 11324 Pennzoil Products International Company 100 C/O IMARA TRUST COMPANY (MAURITIUS) LIMITED, 9TH FLOOR NEXSKY BUILDING, CYBERCITY, EBENE, 72201 Daystar Power Group 100 Daystar Power Mauritius 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 441 Shell Annual Report and Accounts 2025

MAURITIUS continued LES CASCADES EDITH CAVELL STREET, PORT LOUIS Solenergi Power Private Limited 100 OCORIAN CORPORATE SERVICES (MAURITIUS) LIMITED, 6TH FLOOR, TOWER A, 1 EXCHANGE SQUARE, WALL STREET, EBENE, 72201 BG Mauritius LNG Holdings Ltd 100 OCORIAN TOWER, NEXERA, LOT 7, CÔTE D'OR TECHNOPOLE, MINISSY, MOKA BG MUMBAI HOLDINGS LIMITED 100 MEXICO AV. PASEO DE LAS PALMAS 340, 1ST FLOOR, COLONIA LOMAS DE CHAPULTEPEC, DELEGACIÓN MIGUEL HIDALGO, CIUDAD DE MÉXICO, 11000 Shell Exploracion y Extraccion de Mexico, S.A. de C.V. 100 AVENIDA EJÉRCITO NACIONAL NO. 125, AHUEHUETES ANÁHUAC, MIGUEL HIDALGO, MEXICO CITY, 11450 GPDC Estaciones de Servicio, S.A. de C.V. 100 NETHERLANDS 601, VONDELINGENWEG, VONDELINGENPLAAT ROTTERDAM, 3196 KK Shell MSPO 2 Holding B.V. 100 CAREL VAN BYLANDTLAAN 16, THE HAGUE, 2596 HR Shell International Exploration and Production B.V. 100 CAREL VAN BYLANDTLAAN 30, THE HAGUE, 2596 HR KE STP Company B.V. 100 Shell New Energies Holding Europe B.V. 100 Solar Power Emmen B.V. 100 Solar Power Heerenveen B.V. 100 Solar Power Moerdijk B.V. 100 Solar Power Sas van Gent-Zuid B.V. 100 CAREL VAN BYLANDTLAAN 30, THE HAGUE, 2596HR Shell Petroleum B.V. 100 Aramis CCS B.V. 100 Aramis S1 B.V. 100 B.V. Dordtsche Petroleum Maatschappij 100 B.V. PETROLEUM ASSURANTIE MAATSCHAPPIJ 100 BG Gas Brazil E&P 12 B.V. 100 BG Gas Brazil Holdings B.V. 100 BG GAS INTERNATIONAL HOLDINGS BV 100 BG GAS NETHERLANDS HOLDINGS B.V. 100 BG GAS SAO PAULO INVESTMENTS B.V. 100 BJSA Exploration and Production B.V. 100 Chosun Shell B.V. 100 Energiepark Pottendijk B.V. 100 HKN LP 1 B.V. 100 HKN LP 2 B.V. 100 HKN LP 3 B.V. 100 HKN LP 4 B.V. 100 HKN LP 5 B.V. 100 HKN LP 6 B.V. 100 Jordan Oil Shale Company B.V. 100 KE Suriname B.V. 100 LNG Shipping Operation Services Netherlands B.V. 100 Netherlands Alng Holding Company B.V. 100 NoordzeeWind B.V. 100 NoordzeeWind C.V. [d] 100 Portfolio Holdings B.V. 100 PTC Kampen B.V. 100 RESCO B.V. 100 Rotterdam Hydrogen Company B.V. 100 Shell Abu Dhabi B.V. 100 Shell Additives Holdings (I) B.V. 100 Shell Additives Holdings (II) B.V. 100 Company by country and address of incorporation % Shell Albania Block 4 B.V. 100 Shell Brazil Holding B.V. 100 Shell Business Development Central Asia B.V. 100 Shell Caspian B.V. 100 Shell Caspian Pipeline Holdings B.V. 100 Shell China B.V. 100 Shell China Holdings B.V. 100 Shell Deepwater Borneo B.V. 100 Shell Deepwater Tanzania B.V. 100 Shell Development Iran B.V. 100 Shell E and P Offshore Services B.V. 100 Shell Egypt N.V. [e] 100 Shell Energy Europe B.V. 100 Shell EP Holdings (EE&ME) B.V. 100 Shell EP Middle East Holdings B.V. 100 Shell EP Oman B.V. 100 Shell EP Russia Investments (V) B.V. 100 Shell EP Wells Equipment Services B.V. 100 Shell Exploration and Production (100) B.V. 100 Shell Exploration and Production (101) B.V. 100 Shell Exploration and Production (102) B.V. 100 Shell Exploration and Production (103) B.V. 100 Shell Exploration and Production (107) B.V. 100 Shell Exploration and Production (82) B.V. 100 Shell Exploration and Production (84) B.V. 100 Shell Exploration and Production (89) B.V. 100 Shell Exploration and Production (93) B.V. 100 Shell Exploration and Production (94) B.V. 100 Shell Exploration and Production (96) B.V. 100 Shell Exploration and Production (99) B.V. 100 Shell Exploration and Production (LVIII) B.V. 100 Shell Exploration and Production (LXI) B.V. 100 Shell Exploration and Production (LXII) B.V. 100 Shell Exploration and Production (LXV) B.V. 100 Shell Exploration and Production (LXVI) B.V. 100 Shell Exploration and Production (LXXI) B.V. 100 Shell Exploration and Production (LXXV) B.V. 100 Shell Exploration and Production Brunei B.V. 100 Shell Exploration and Production Holdings B.V. 100 Shell Exploration and Production Investments B.V. 100 Shell Exploration and Production Mauritania (C10) B.V. 100 Shell Exploration and Production Services (RF) B.V. 100 Shell Exploration and Production South Africa B.V. 100 Shell Exploration and Production Ukraine Investments (II) B.V. 100 SHELL EXPLORATION B.V. 100 Shell Exploration Company (East) B.V. 100 Shell Exploration Company (West) B.V. 100 Shell Exploration Company B.V. 100 Shell Exploration Venture Services B.V. 100 Shell Finance (Netherlands) B.V. 100 Shell Gas & Power Developments B.V. 100 Shell Gas (LPG) Holdings B.V. 100 SHELL GAS B.V. 100 Shell Gas Iraq B.V. 100 SHELL GAS NIGERIA B.V. 100 Shell Gas Venezuela B.V. 100 Shell Generating (Holding) B.V. 100 Shell Global Solutions International B.V. 100 Shell Global Solutions Services B.V. 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 442 Shell Annual Report and Accounts 2025

NETHERLANDS continued Shell HKW-A LP 1 B.V. 100 Shell HKW-A LP 2 B.V. 100 Shell HKW-A LP 3 B.V. 100 Shell HKW-A LP 4 B.V. 100 Shell HKW-A LP 5 B.V. 100 Shell HKW-A LP 6 B.V. 100 Shell HKW-A LP 7 B.V. 100 Shell Information Technology International B.V. 100 Shell Integrated Gas Oman B.V. 100 SHELL INTERNATIONAL B.V. 100 SHELL INTERNATIONALE RESEARCH MAATSCHAPPIJ B.V. 100 Shell Internet Ventures B.V. 100 Shell Iraq Petroleum Development B.V. 100 Shell Iraq Services B.V. 100 Shell Kazakhstan B.V. 100 SHELL KAZAKHSTAN DEVELOPMENT B.V. 100 Shell Kuwait Exploration and Production B.V. 100 Shell LNG Bunkering B.V. 100 SHELL LNG PORT SPAIN B.V. 100 SHELL MANUFACTURING SERVICES B.V. 100 Shell Mozambique B.V. 100 Shell Namibia Upstream B.V. 100 Shell Nanhai B.V. 100 Shell Nederland B.V. 100 Shell Netherlands Canada Financing B.V. 100 Shell New Energies NL B.V. 100 Shell Offshore (Personnel) Services B.V. 100 Shell Offshore Services B.V. 100 Shell Offshore Upstream South Africa B.V. 100 Shell OKLNG Holdings B.V. 100 Shell Oman Exploration and Production B.V. 100 Shell Overseas Holdings (Oman) B.V. 100 SHELL OVERSEAS INVESTMENTS B.V. 100 Shell Project Development (VIII) B.V. 100 Shell RDS Holding B.V. 75 Shell Renewables and Energy Solutions Europe B.V. 100 Shell Sakhalin Holdings B.V. 100 Shell Sakhalin Services B.V. 100 Shell Salym Development B.V. 100 Shell Sao Tome and Principe B.V. 100 Shell Services Oman B.V. 100 Shell Shared Services (Asia) B.V. 100 Shell South Syria Exploration B.V. 100 Shell Trademark Management B.V. 100 Shell Trading Russia B.V. 100 Shell Upstream Albania B.V. 100 Shell Upstream Development B.V. 100 Shell Upstream Indonesia Services B.V. 100 Shell Upstream Turkey B.V. 100 SHELL VENTURES B.V. 100 Shell Ventures Investments B.V. 100 Shell Western LNG B.V. 100 Shell Windenergy Netherlands B.V. 100 Shell Windenergy NZW I B.V. 100 Solar-EP I B.V. 100 Solar-EP II B.V. 100 NAM Management B.V. 100 Company by country and address of incorporation % Syria Shell Petroleum Development B.V. [e] [f] 4 65 SHELL OLIE OG GAS HOLDING B.V. [e] [f] 6 100 Shell International Finance B.V. [a] 100 Shell Nigeria Gas Holding B.V. 100 Shell Hydrogen B.V. 100 CHEMIEWEG 25, MOERDIJK, 4782 SJ Shell Nederland Chemie B.V. [f] 5 100 HAMEIWEG 5, ALMERE, 1332 CB Groen Gas Almere B.V. 100 RIGAKADE 20, 1013 BC AMSTERDAM, AMSTERDAM, 1013 BC Shell EV Charging Solutions B.V. 100 SHELL DOWNSTREAM ROTTERDAM, PO BOX 1222, ROTTERDAM, 3000 BE MS Europe B.V. 100 VONDELINGENWEG 601, VONDELINGENPLAAT, VONDELINGENPLAAT ROTTERDAM, 3196 KK Shell Nederland Raffinaderij B.V. 100 WEENA 505, ROTTERDAM, 3013 AL Euroshell Cards B.V. 100 Shell Chemicals Europe B.V. 100 Shell Downstream Services International B.V. 100 Shell Lubricants Supply Company B.V. 100 Shell Nederland Verkoopmaatschappij B.V. [c] 100 Shell TapUp B.V. 100 Shell Trading Rotterdam B.V. 100 Snijders Olie B.V. 100 UTRECHTSWEG 310, BUILDING B46, UNI 1.02, ARNHEM, 6812 AR Next Kraftwerke Benelux B.V. 100 CAREL VAN BYLANDTLAAN 16, THE HAGUE, 2596 Shell Netherlands Biogas B.V. 100 Shell NL New Ventures 1 Biogas B.V. 100 CAREL VAN BYLANDTLAAN 16, THE HAGUE, 01-01-2596 Shell Coevorden Biogas B.V. 100 NEW ZEALAND C/O BAKER TILLY STAPLES RODWAY TARANAKI, 109-113 POWDERHAM STREET, P.O. BOX 146, NEW PLYMOUTH, 4340 Energy Finance NZ Limited 100 Shell (Petroleum Mining) Company Limited 100 Shell Energy Asia Limited 100 Shell Investments NZ Limited 100 MERCER (N.Z.) LIMITED, FLOOR 2, 20 CUSTOMHOUSE QUAY, WELLINGTON, 6011 Shell New Zealand Pensions Limited 100 NIGERIA FREEMAN HOUSE, 21/22 MARINA, P.M.B. 2418, LAGOS, P.M.B. 2418 Ren-Gas Energy Onshore Nigeria Limited 100 PLOT MD-B-71, MARINA DISTRICT, EKO ATLANTIC CITY, VICTORIA ISLAND, LAGOS All on Partnerships for Energy Access Limited by Guarantee 100 BG EXPLORATION AND PRODUCTION NIGERIA LIMITED 100 BG UPSTREAM A NIGERIA LIMITED 100 Delta Business Development Limited 100 Shell Exploration and Production Africa Limited 100 Shell Nigeria Exploration and Production Company Ltd 100 Shell Nigeria Gas Ltd (SNG) 100 Shell Nigeria Infrastructure Development Limited 100 Shell Nigeria Oil Products Limited (SNOP) 100 SHELL NIGERIA SUPPORT SERVICES LTD 100 Shell Nigeria Ultra Deep Limited 100 Shell Nigeria Upstream Ventures Limited 100 Shell Nigeria Gas Solutions 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 443 Shell Annual Report and Accounts 2025

NIGERIA continued 33B MOBOLAJI JOHNSON AVENUE, ALAUSA, IKEJA. LAGOS MAINLAND, LAGOS, 100001 Daybreak Power Solutions Limited 100 Daystar Power Production Company 100 NORWAY LØKKEVEIEN 103, STAVANGER, 4007 A/S NORSKE SHELL 100 OMAN P O BOX 38, MINA AL FAHAL, MINA AL FAHAL, 116 Shell Oman Marketing Company SAOG 49 P.O. BOX 398, SOHAR FREE ZONE, NORTH AL BATINAH GOVERNORATE, SOHAR, 322 Sohar Solar Qabas (FZC) LLC 100 P.O. BOX 74, MINA AL FAHAL, MUSCAT, P.C. 116 Shell Development Oman LLC 100 PAKISTAN SHELL HOUSE, 6 CH. KHALIQUZZAMAN ROAD, KARACHI, 75530 Shell Energy Pakistan (Private) Limited 100 PERU CALLE DEAN VALDIVIA 111, OFICINA 802, SAN ISIDRO, LIMA, 27 Shell GNL Peru S.A.C. 100 Shell Operaciones Peru S.A.C. 100 PHILIPPINES 41ST FLOOR, THE FINANCE CENTER, 26TH STREET CORNER 9TH AVENUE, BONIFACIO GLOBAL CITY, TAGUIG, MANILA, 1635 Shell Chemicals Philippines, Inc. 100 Shell Energy Philippines Inc 100 Shell Gas and Energy Philippines Corporation 100 Shell Pilipinas Corporation 55 SUBIC BAY FREE PORT ZONE, OLANGAPO CITY, 2200 Shell Gas Trading (Asia Pacific), Inc. 100 POLAND AL. JEROZOLIMSKIE 181B, WARSAW, 02-222 Shell Mobility Polska Sp. z o.o. 100 SHELL POLSKA SP. Z O.O. 100 ASTORIA, PRZESKOK 2, WARSAW, 00-032 Next Kraftwerke Sp. z o.o. 100 INFLANCKA 4 B, WARSAW, 00-189 Shell Poland Biogas sp. z o.o 100 PUERTO RICO P.O. BOX 186, YABUCOA, PR 00767-0186 Station Managers of Puerto Rico, Inc. [e] 100 QATAR QATAR SCIENCE & TECHNOLOGY PARK TECH1, OFFICE 101, DOHA Qatar Shell Research & Technology Centre QSTP-LLC 100 TOWER 121, 6TH FLOOR, ZONE NO. 66, STREET NO. 100, BUILDING NO. 121, DOHA, P.O. BOX 3747 Qatar Shell Service Company W.L.L. 100 ROMANIA BUILDING A, FLOOR 8, A AREA, GLOBALWORTH CAMPUS, ING. GEORGE CONSTANTINESCU STREET NO. 4B AND, GEORGE CONSTANTINESCU STREET NO. 2-4 PLOT 1, DISTRICT 2, BUCHAREST, 020337 Shell Romania S.R.L. 100 RUSSIAN FEDERATION (THE) PREMISES 4/1, STOLESHNIKOV LANE 11, VN.TER.G., TVERSKOY MUNICIPAL DISTRICT, MOSCOW, 107031 LLC Shell NefteGaz Development 100 SAINT KITTS AND NEVIS TRIDENT TRUST COMPANY (NEVIS) LIMITED, MAIN STREET, SUITE 556, HUNKINS WATERFRONT PLAZA, CHARLESTOWN, KN0802 Shell Oil & Gas (Malaysia) LLC 90 Company by country and address of incorporation % SAINT LUCIA MERCURY COURT, CHOC ESTATES, CASTRIES BG ATLANTIC 2/3 HOLDINGS LIMITED 100 SENEGAL SUITE 302-IMMEUBLE ALIOUNE DIOP, HANN-MARISTE, DAKAR, 00000 Daystar Power Senegal SUARL 100 SINGAPORE 9 NORTH BUONA VISTA DRIVE, 07-01, THE METROPOLIS, SINGAPORE, 138588 BG ASIA PACIFIC SERVICES PTE. LTD. [f]11 100 Ecooils Pte. Ltd. 100 Shell Gas Marketing Pte. Ltd. 100 9 NORTH BUONA, VISTA DRIVE, THE METROPOLIS, SINGAPORE, 138588 BG INSURANCE COMPANY (SINGAPORE) PTE. LTD. 100 THE METROPOLIS TOWER 1, 9 NORTH BUONA VISTA DRIVE, #07-01, #07-01, SINGAPORE, 138588 Shell Catalysts & Technologies Pte. Ltd. 100 Shell Chemicals Seraya Pte. Ltd. 100 Shell Integrated Gas Thailand Pte. Limited 100 Shell International Shipping Services (Pte) Ltd 100 Shell Tankers (Singapore) Private Limited 100 Shell Treasury Centre East (Pte) Ltd 100 SHELL SINGAPORE PTE. LTD. 100 Shell Eastern Trading (Pte) Ltd 100 THE METROPOLIS, 9 NORTH BUONA VISTA DRIVE, #07-01, SINGAPORE, 138588 BG ASIA PACIFIC HOLDINGS PTE. LIMITED 100 BG EXPLORATION & PRODUCTION MYANMAR PTE. LTD. 100 BG MYANMAR PTE. LTD. 100 9 NORTH BUONA VISTA DRIVE, #02-01, THE METROPOLIS Zeco Systems PTE. LTD.[f]14 100 12 MARINA BOULEVARD, #37-02 MARINA BAY FINANCIAL CENTRE, SINGAPORE, 018982 Pavilion Energy Pte. Ltd. 100 Pavilion Energy Singapore Pte. Ltd. 100 Pavilion Energy Trading & Supply Pte. Ltd. 100 Pavilion LNG Bunker I Pte. Ltd. 100 Pavilion Strategic Assets Pte. Ltd. 100 Pavilion Strategic Holdings V Pte. Ltd. 100 Pavilion Strategic Holdings VI Pte. Ltd. 100 SLOVAKIA EINSTEINOVA 23, BRATISLAVA, 851 01 SHELL Slovakia, s.r.o. 100 SLOVENIA BRAVNICARJEVA ULICA 13, LJUBLJANA, 1000 Shell Adria d.o.o. 100 SOUTH AFRICA 57 SLOANE STREET, TWICKENHAM BUILDING, THE CAMPUS, BRYANSTON, JOHANNESBURG, 2021 Daystar Power South Africa (PTY) LTD 100 K2022822444 (SOUTH AFRICA) 85 Shell Downstream South Africa (Pty) Ltd [f]15 85 Shell South Africa Energy (Pty) Ltd 100 Shell South Africa Exploration (Pty) Limited 100 Shell South Africa Holdings (Pty) Ltd 100 TWICKENHAM, THE CAMPUS, 57 SLOANE STREET, EPSOM DOWNS, BRYANSTON, 2021 MIDEL and MIVOLT FLUIDS SOUTH AFRICA (PTY) LTD 100 STISA (Pty) Limited 72 SPAIN 6TH FLOOR, PASEO DE LA CASTELLANA 257, MADRID, 28046 BG ENERGY IBERIAN HOLDINGS S.L. 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 444 Shell Annual Report and Accounts 2025

SPAIN continued SHELL DESARROLLO 1, S.L.U. 100 SHELL DESARROLLO 10, S.L.U. 100 SHELL DESARROLLO 11, S.L.U. 100 SHELL DESARROLLO 12, S.L.U. 100 SHELL DESARROLLO 14, S.L.U. 100 SHELL DESARROLLO 2, S.L.U. 100 SHELL DESARROLLO 3, S.L.U. 100 SHELL DESARROLLO 4, S.L.U. 100 SHELL DESARROLLO 5, S.L.U. 100 SHELL DESARROLLO 7, S.L.U. 100 Shell Dev 15 S.L. 100 Shell Dev 16 S.L. 100 Shell Dev 17 S.L. 100 Shell Dev 18 S.L. 100 Shell Dev 19 S.L. 100 Shell Dev 20 S.L. 100 Shell Dev 21 S.L. 100 Shell Dev 22 S.L. 100 Shell Dev 23 S.L. 100 Shell Dev 24 S.L. 100 Shell Dev 25 S.L. 100 Shell Dev 26 S.L. 100 Shell Dev 27, S.L.U. 100 Shell Development Company, S.L.U. 100 Shell España, S.A. 100 Shell Spain LNG, S.A.U. 100 Shell Dev 28, S.L.U. 100 AVENIDA DE GIRONA 2, 17800 OLOT, GIRONA SONNEN IBÉRICA, S.L. 100 TORRE DE CRISTAL, PASEO DE LA CASTELLANA 259C, PLANTA 21 SUR, MADRID, 28046 Pavilion Energy Spain, S.A.U 100 SWEDEN 28 VASAGATAN, STOCKHOLM, 111 20 Shell Aviation Sweden AB 100 ADVOKATFIRMA DLA PIPER SWEDEN KB, SVEAVÄGEN 4, BOX 7315, STOCKHOLM, 103 90 Nature Energy Sweden AB 100 SWITZERLAND STEIGERHUBELSTRASSE 8, BERN, 3008 Shell Lubricants Switzerland AG 100 HINTERBERGSTRASSE 16, STEINHAUSEN, 6312 Panolin Distribution AG 100 Panolin New Holding AG 100 Shell (Switzerland) AG 100 Shell Brands International AG 100 Shell Trading Switzerland AG 100 Solen Versicherungen AG 100 Evpass AG 100 TAIWAN (PROVINCE OF CHINA) 20TH FLOOR, 333 KEELUNG ROAD SECTION 1, TAIPEI, 110 Shell Taiwan Limited 100 TANZANIA 1ST FLOOR KILWA HOUSE, PLOT 369, TOURE DRIVE, OYSTER BAY, PO BOX 105833, DAR ES SALAAM Tanzania LNG Limited 100 MJINI MAGHARIBI, UNGUJA, URBAN, NEARBY A'RAHMA HOSPITAL, KILIMANI, 0000 Daystar Power Zanzibar Limited 100 PLOT NO 193, 14112 MIKOCHENI, KINONDONI DISTRICT, DAR ES SALAAM Daystar Power Tanzania Limited 100 Company by country and address of incorporation % THAILAND 10 SOONTHORNKOSA ROAD, KLONGTOEY, KLONGTOEY, 10110 Pattanadhorn Company Limited 42 Sahapanichkijphun Company Limited 42 Shell Global Solutions (Thailand) Limited 100 Shell Global Solutions Holdings (Thailand) Limited 100 Shell Global Solutions Service (Thailand) Company Limited 100 Unitas Company Limited 42 TOGO 27 RUE KHRA, 06 B.P., QUARTIER DES ETOILES, LOME, 62210 Daystar Power Group SARL U 100 TRINIDAD AND TOBAGO 5 ST CLAIR AVENUE, PORT OF SPAIN Shell Gas Supply Trinidad Limited 100 Shell Manatee Limited 100 SHELL RENEWABLES CARIBBEAN LIMITED 100 Shell T&T Investments Limited 100 5 ST SAINT CLAIR AVENUE, PORT OF SPAIN Shell LNG T&T Ltd 100 Shell Trinidad North Coast Limited 100 5 ST. CLAIR AVENUE, PORT OF SPAIN, TRINIDAD TRINLING LIMITED 100 SHELL ENERGY HOUSE, 5 ST. CLAIR AVENUE, PORT OF SPAIN Shell Trinidad Limited 100 TUNISIA MOVENPICK HOTEL, RUE DU LAC HURON LES BERGES DU LAC, TUNIS, 1053 SHELL TUNISIA LPG S.A. 100 TUNISIAN PROCESSING S.A. 100 TÜRKIYE GULBAHAR MAH.SALIH TOZAN SOK., KARAMANCILAR IS MERKEZI B BLOK NO:18, ESENTEPE, SISLI, ISTANBUL, 34394 Shell & Turcas Petrol A.S. 70 Shell Enerji A.S. 100 B, 18 KARAMANCILAR IS MERKEZI, SALIH TOZAN SK, SISLI/ISTANBUL, 34394 Shell Petrol A.S. 70 UK 1 ALTENS FARM ROAD, NIGG, ABERDEEN, AB12 3FY Shell Trustee Solutions Limited 100 16 GREAT QUEEN STREET, LONDON, WC2B 5AH SONNEN UK LIMITED 100 30 FINSBURY SQUARE, LONDON, EC2A 1AG Glossop Limited 100 50 LOTHIAN ROAD, FESTIVAL SQUARE, EDINBURGH, EH3 9WJ CAMPIONWIND LIMITED 100 823 SALISBURY HOUSE, 29 FINSBURY CIRCUS, LONDON, EC2M 5QQ Nature Energy UK Ltd 100 HIBERNIA WAY, TRAFFORD PARK, MANCHESTER, M32 0ZD MIDEL & MIVOLT Fluids Limited 100 Dielectric Fluids Holdings Ltd 100 SHELL CENTRE, LONDON, SE1 7NA Shell Treasury Centre Limited 100 Asiatic Petroleum Company Limited (The) 100 BG CYPRUS LIMITED 100 BG Delta Limited 100 BG ENERGY CAPITAL PLC 100 BG ENERGY MARKETING LIMITED 100 BG GAS SERVICES LIMITED 100 BG GENERAL HOLDINGS LIMITED 100 BG GREAT BRITAIN LIMITED 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 445 Shell Annual Report and Accounts 2025

UK continued BG GROUP PENSION TRUSTEES LIMITED 100 BG GROUP TRUSTEES LIMITED 100 BG INTELLECTUAL PROPERTY LIMITED 100 BG INTERNATIONAL LIMITED 100 BG KARACHAGANAK LIMITED 100 BG KENYA L10B LIMITED 100 BG LNG INVESTMENTS LIMITED 100 BG MONGOLIA HOLDINGS LIMITED 100 BG NORTH SEA HOLDINGS LIMITED 100 BG OKLNG LIMITED 100 BG OVERSEAS HOLDINGS LIMITED 100 BG OVERSEAS LIMITED 100 BG ROSETTA LIMITED 100 BG SOUTH EAST ASIA LIMITED 100 BG TANZANIA HOLDINGS LIMITED 100 BG UK HOLDINGS LIMITED 100 BRAZIL SHIPPING I LIMITED 100 CRI CATALYST COMPANY EUROPE LIMITED 100 DERIVATIVES TRADING ATLANTIC LIMITED 100 Enterprise Oil Limited 100 ENTERPRISE OIL MIDDLE EAST LIMITED 100 ENTERPRISE OIL NORGE LIMITED 100 ENTERPRISE OIL U.K. LIMITED 100 GAINRACE LIMITED 100 GOGB LIMITED 100 Impello Limited 100 Limejump Energy Limited 100 Limejump Virtual 1 Limited 100 Limejump Virtual 2 Limited 100 METHANE SERVICES LIMITED [f]16 100 MURPHY SCHIEHALLION LIMITED 100 SABAH SHELL PETROLEUM COMPANY LIMITED 100 SAXON OIL LIMITED 100 SAXON OIL MILLER LIMITED 100 SELAP LIMITED 100 SHELL AIRCRAFT LIMITED 100 SHELL AVIATION LIMITED 100 SHELL CARIBBEAN INVESTMENTS LIMITED 100 Shell Catalysts & Technologies Limited 100 SHELL CHEMICAL COMPANY OF EASTERN AFRICA LIMITED 100 SHELL CHEMICALS LIMITED 100 SHELL CHEMICALS U.K. LIMITED 100 SHELL CHINA EXPLORATION AND PRODUCTION COMPANY LIMITED 100 Shell Clair UK Limited 100 SHELL CLUB CORRINGHAM LIMITED 100 SHELL COMPANY (PACIFIC ISLANDS) LIMITED 100 SHELL COMPANY OF TÜRKIYE LIMITED 100 SHELL CORPORATE DIRECTOR LIMITED 100 SHELL CORPORATE SECRETARY LIMITED 100 SHELL DISTRIBUTOR (HOLDINGS) LIMITED 100 SHELL EMPLOYEE BENEFITS TRUSTEE LIMITED 100 SHELL ENERGY INVESTMENTS LIMITED 100 SHELL EP OFFSHORE VENTURES LIMITED 100 SHELL EXPLORATION AND PRODUCTION LIMITED 100 Shell Exploration and Production Tanzania Limited 100 SHELL FINANCE GB LIMITED 100 SHELL GAS HOLDINGS (MALAYSIA) LIMITED 100 SHELL GAS MARKETING U.K LIMITED 100 Company by country and address of incorporation % SHELL GLOBAL LNG LIMITED 100 SHELL HOLDINGS (U.K.) LIMITED 100 SHELL INFORMATION TECHNOLOGY INTERNATIONAL LIMITED 100 SHELL INTERNATIONAL GAS LIMITED 100 SHELL INTERNATIONAL LIMITED 100 SHELL INTERNATIONAL PETROLEUM COMPANY LIMITED 100 SHELL INTERNATIONAL TRADING AND SHIPPING COMPANY LIMITED 100 SHELL MALAYSIA LIMITED 100 Shell New Energies Holding Limited 100 SHELL OVERSEAS HOLDINGS LIMITED 100 SHELL OVERSEAS SERVICES LIMITED 100 SHELL PENSION RESERVE COMPANY (SIPF) LIMITED 100 SHELL PENSION RESERVE COMPANY (SOCPF) LIMITED 100 SHELL PENSION RESERVE COMPANY (UK) LIMITED 100 SHELL PENSIONS TRUST LIMITED 100 SHELL PROPERTY COMPANY LIMITED 100 SHELL QGC MIDSTREAM 2 LIMITED 100 SHELL QGC UPSTREAM 1 LIMITED 100 SHELL QGC UPSTREAM 2 LIMITED 100 SHELL RESEARCH LIMITED 100 SHELL RESPONSE LIMITED 100 SHELL SOUTH ASIA LNG LIMITED 100 SHELL SUPPLEMENTARY PENSION PLAN TRUSTEES LIMITED 100 SHELL TANKERS (U.K.) LIMITED 100 SHELL TRADING INTERNATIONAL LIMITED 100 SHELL TRINIDAD 5(A) LIMITED 100 SHELL TRINIDAD AND TOBAGO LIMITED 100 Shell Trinidad Block 22 Limited 100 SHELL TRINIDAD BLOCK E LIMITED 100 SHELL TUNISIA UPSTREAM LIMITED 100 SHELL U.K. LIMITED 100 SHELL U.K. NORTH ATLANTIC LIMITED 100 SHELL U.K. OIL PRODUCTS LIMITED 100 SHELL UPSTREAM OVERSEAS SERVICES (I) LIMITED 100 Shell Ventures New Zealand Limited 100 SHELL VENTURES U.K. LIMITED 100 STT (DAS BENEFICIARY) LIMITED [a] 100 SYNTHETIC CHEMICALS (NORTHERN) LIMITED 100 TELEGRAPH SERVICE STATIONS LIMITED 100 THE MEXICAN EAGLE OIL COMPANY LIMITED 100 THE SHELL COMPANY (W.I.) LIMITED 100 THE SHELL COMPANY OF NIGERIA LIMITED 100 THE SHELL COMPANY OF THAILAND LIMITED 100 THE SHELL COMPANY OF THE PHILIPPINES LIMITED 75 THE SHELL MARKETING COMPANY OF BORNEO LIMITED 100 THERMOCOMFORT LIMITED 100 Ubitricity Distributed Energy Systems UK Limited 100 UK SHELL PENSION PLAN TRUST LIMITED 100 Winterton Solar Limited 100 BG Energy Holdings Limited 100 Shell Group Holding Limited 100 BG GROUP LIMITED 100 SHELL QGC HOLDINGS LIMITED [f] 7 100 SHELL QGC MIDSTREAM 1 LIMITED [f] 8 100 Shell Trinidad NCMA 4 Limited 100 SHELL ENERGY EUROPE LIMITED 100 SHELL CENTRE, YORK ROAD, LONDON, SE1 7NA The Shell Petroleum Company Limited 100 CSE23 LIMITED 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 446 Shell Annual Report and Accounts 2025

UK continued Iddenshall Solar Limited 100 Limejump Ltd 100 Onegas West Limited 100 Shell Energy UK Limited 100 SHELL GROUP LIMITED 100 SHELL NEW ENERGIES UK LTD 100 THE ANGLO-SAXON PETROLEUM COMPANY LIMITED 100 C/O GRANT THORNTON UK ADVISORY & TAX LLP, 11TH FLOOR, LANDMARK ST PETER'S SQUARE, 1 OXFORD STREET, MANCHESTER, M1 4PB BG EQUATORIAL GUINEA LIMITED 100 First Telecommunications Limited 100 First Utility Limited 100 Limejump Virtual 12 Limited 100 Limejump Virtual 14 Limited 100 Limejump Virtual 15 Limited 100 SHELL BUSINESS DEVELOPMENT MIDDLE EAST LIMITED 100 SHELL HASDRUBAL LIMITED 100 SHELL MARINE PRODUCTS LIMITED 100 SHELL TREASURY UK LIMITED 100 SHELL TREASURY DOLLAR COMPANY LIMITED 100 2 YORK ROAD, LONDON, SE1 7NA Shell EV Charging Solutions UK Limited 100 UKRAINE 100 CHERVONOARMIYSKA STR, 8TH FLOOR, KYIV, 03150 Shell Energy Ukraine LLC 100 UNITED ARAB EMIRATES LB10032, JEBEL ALI FREEZONE, DUBAI, P.O. BOX: 11677 Shell International Trading Middle East Limited FZE 100 LB192702WS23 JEBEL ALI FREEZONE, DUBAI Shell Markets Middle East Limited FZE 100 AU-03-L, GOLD TOWER (AU), PLOT NO: JLT - PH1-13A, JUMEIRAH LAKES TOWERS, DUBAI RAJ Petro specialities DMCC 100 URUGUAY LA CUMPARSITA, 1373 4TH FLOOR, MONTEVIDEO BG (URUGUAY) S.A. 100 USA 1209 ORANGE STREET, COUNTY OF NEWCASTLE, WILMINGTON, 19801 Nature Energy US LLC 100 126 HYDE STREET, SAN FRANCISCO, 94102 Thermotest, Inc. 100 2048, WEEMS ROAD, TUCKER, 30084 Sonnen Inc. 100 3202 MERCER, HOUSTON T. F. Hudgins, Incorporated 100 C T CORPORATION SYSTEM, 1999 BRYAN STREET, SUITE 900, DALLAS, TX 75201 DGSP2 LLC [c] 100 Distributed Generation Solutions LLC [c] 100 MIDEL & MIVOLT Fluids Inc. 100 MP2 Energy LLC [c] 100 MP2 Energy NE LLC [c] 100 MP2 Energy Retail Holdings LLC [c] 100 MP2 Energy Texas LLC [c] 100 MP2 Mesquite Creek Wind LLC [c] 100 Noble Assurance Company 100 Oryx Caspian Pipeline L.L.C. [c] 100 Shell Legacy Holdings LLC [c] 100 SWEPI LLC [c] 100 Company by country and address of incorporation % CORPORATION SERVICE COMPANY, 251 LITTLE FALLS DRIVE, WILMINGTON, 19808 Adams Creek Solar Project, LLC [c] 100 Admiral Blvd Land Group, LLC [c] 100 ANGEL CITY ENERGY CENTER, LLC [c] 100 APRICOT SUN ENERGY CENTER, LLC [c] 100 ATHENS CREEK ENERGY CENTER, LLC [c] 100 BABBLING BROOK ENERGY CENTER, LLC [c] 100 BADGER PAW ENERGY CENTER, LLC [c] 100 BANKSON SOLAR PROJECT, LLC [c] 100 BEAVER BAY ENERGY CENTER, LLC [c] 100 BELL BRANCH SOLAR PROJECT, LLC [c] 100 Between The Rows, LLC [c] 100 Blackjack Plains Solar Project, LLC [c] 100 BLUE FROST ENERGY CENTER, LLC [c] 100 Blue Quartz Energy Center, LLC [c] 100 Bluegrass Plains Solar Project, LLC [c] 100 Bogalusa West PV I, LLC [c] 100 Bronx Shores Energy Storage, LLC [c] 100 Buchanan County Solar Project, LLC [c] 100 BUCK HOLLOW ENERGY CENTER, LLC [c] 100 BUFFALO GRASS ENERGY CENTER, LLC [c] 100 BUFFALO MEADOW ENERGY CENTER, LLC [c] 100 BUFFALO PRAIRIE ENERGY CENTER, LLC [c] 100 Bunyan Energy Center, LLC [c] 100 CALLOWAY ENERGY CENTER, LLC [c] 100 CATTLE STAR ENERGY CENTER, LLC [c] 100 CLEAR MOUNTAIN ENERGY CENTER, LLC [c] 100 Coastal Breeze Energy Center, LLC [c] 100 Coastal Falls East Energy Center, LLC [c] 100 Coastal Falls West Energy Center, LLC [c] 100 Cobalt Tide Energy Center, LLC [c] 100 COYOTE DEN ENERGY CENTER, LLC [c] 100 Crab Run Solar Project, LLC [c] 100 Crane Brook Solar Project, LLC [c] 100 Crescent Moon Energy Center, LLC [c] 100 Cumberland Road North Solar Project, LLC [c] 100 Dale County Solar Project, LLC [c] 100 DEEP LAKE ENERGY CENTER, LLC [c] 100 DIABLO CAMPO ENERGY CENTER, LLC [c] 100 Dove Run Solar Project, LLC [c] 100 DOVE WING ENERGY CENTER, LLC [c] 100 East Setauket Energy Storage, LLC [c] 100 Elkhart Energy Storage, LLC [c] 100 Ellwood Land Holdings, LLC [c] 100 Energy Pastures Solar Project, LLC [c] 100 Escambia County Solar Project, LLC [c] 100 Farnham Solar Project, LLC [c] 100 Fentress Energy Storage, LLC [c] 100 Firefly Fields Energy Center, LLC [c] 100 Five Oaks Solar Project, LLC [c] 100 Flickertail Solar Project, LLC [c] 100 FOGHORN ENERGY CENTER, LLC [c] 100 Free State Solar Project, LLC [c] 100 Gold Harvest Solar Project, LLC [c] 100 Golden Cactus Developments, LLC [c] 100 GOLDEN SPIRIT ENERGY CENTER, LLC [c] 100 Goose Creek Solar Project, LLC [c] 100 GOOSE QUILL ENERGY CENTER, LLC [c] 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 447 Shell Annual Report and Accounts 2025

USA continued Hancock County Solar Project, LLC [c] 100 Harmony Ridge Energy Center, LLC [c] 100 High Oasis II Solar Project, LLC [c] 100 Holbrook Energy Storage, LLC [c] 100 Holtsville Energy Storage, LLC [c] 100 Huckleberry Line Solar Project, LLC [c] 100 Hyder Energy Center, LLC [c] 100 JUMPING CACTUS ENERGY CENTER, LLC [c] 100 K RIVER ENERGY CENTER, LLC [c] 100 KCR RTO DA, LLC [c] 100 Lynn Bark Energy Center, LLC [c] 100 Madison County Solar Project, LLC [c] 100 Maple PV I, LLC [c] 100 Martin County II Solar Project, LLC [c] 100 MASAVA ENERGY CENTER, LLC [c] 100 McHenry County Solar Project, LLC [c] 100 MCI WESTLAKE ENERGY CENTER, LLC [c] 100 Mercer County Solar Project, LLC [c] 100 MOONLIT BAYOU ENERGY CENTER, LLC [c] 100 NEW SHEPHERD ENERGY CENTER, LLC [c] 100 Nicholas County Solar Project, LLC [c] 100 NORTH ALMOND ENERGY CENTER, LLC [c] 100 North Hill Land Holdings, LLC [c] 100 North Seneca Solar Project, LLC [c] 100 Northern Glow Energy Center, LLC [c] 100 Oak Run Solar Project, LLC [c] 100 Orangeburg South Solar Project, LLC [c] 100 ORCHARD GROVE ENERGY CENTER, LLC [c] 100 OXBOW ENERGY CENTER, LLC [c] 100 Pike County Solar Project, LLC [c] 100 Pilot Range Energy Center, LLC [c] 100 Pine Barrens Energy Center, LLC [c] 100 Pine Flats Solar Project, LLC [c] 100 PLANO SKIES ENERGY CENTER, LLC [c] 100 Porchlight Solar Project, LLC [c] 100 Port Jefferson Energy Storage, LLC [c] 100 POWERS BUTTE ENERGY CENTER, LLC [c] 100 Prairie Canyon Solar Project, LLC [c] 100 PRAIRIE NOON ENERGY CENTER, LLC [c] 100 Queen Flats Solar Project, LLC [c] 100 RANEGRAS PLAINS ENERGY CENTER, LLC [c] 100 RED BATON ENERGY CENTER, LLC [c] 100 Red Clover Solar Project, LLC [c] 100 RED CYPRESS ENERGY CENTER, LLC [c] 100 RIVER DUNE ENERGY CENTER, LLC [c] 100 RIVER TURN ENERGY CENTER, LLC [c] 100 ROLLING BLUFF ENERGY CENTER, LLC [c] 100 SAGE MEADOW ENERGY CENTER, LLC [c] 100 Sand Flat Energy Center, LLC [c] 100 Sandy Loam Energy Center, LLC [c] 100 Sapphire Sun Energy Center, LLC [c] 100 Savannah Oaks Solar Project, LLC [c] 100 SAVION CONSTRUCTION HOLDCO, LLC [c] 100 SAVION EQUITY, LLC [c] 100 Savion Solar Equipment, LLC [c] 100 Savion, LLC [c] 100 Scarlet Oak Energy Center, LLC [c] 100 Setauket Energy Storage, LLC [c] 100 Company by country and address of incorporation % Shining Valley Energy Center, LLC [c] 100 SHIPBUILDER ENERGY CENTER, LLC [c] 100 SILVERBELL ENERGY CENTER, LLC [c] 100 Sonoma Reliability Project LLC [c] 100 South Peak Land Holdings, LLC [c] 100 Southern Plains Solar Project, LLC [c] 100 Southwest Michigan Solar Project, LLC [c] 100 Spinning Reel Energy Center, LLC [c] 100 Stable Sands Energy Center, LLC [c] 100 Starlit Pasture Energy Center, LLC [c] 100 STEEL RAIL ENERGY CENTER, LLC [c] 100 STILLY WAY ENERGY CENTER, LLC [c] 100 Stony Landing Energy Storage, LLC [c] 100 Stony Run Solar Project, LLC [c] 100 STRAWBERRY ACRES ENERGY CENTER, LLC [c] 100 Suffolk County Energy Storage II, LLC [c] 100 Sugar Plains Energy Center, LLC [c] 100 Sugar Tree Solar Project, LLC [c] 100 Sun Cactus Solar Project, LLC [c] 100 Sun Park Solar, LLC [c] 100 Sunflower I Energy Storage, LLC [c] 100 Sunflower II Energy Storage, LLC [c] 100 Sunflower Solar Project, LLC [c] 100 Sunny Plains Energy Center, LLC [c] 100 SWEET VALLEY ENERGY CENTER, LLC [c] 100 TANNIN VINE ENERGY CENTER, LLC [c] 100 Threeforks Energy Storage, LLC [c] 100 THREEFORKS LAND HOLDINGS, LLC [c] 100 TONTOGANY PLAINS SOLAR PROJECT, LLC [c] 100 Tri-State II Solar Project, LLC [c] 100 Tri-State Solar Project, LLC [c] 100 Turtle Rock Energy Center, LLC [c] 100 TWENTY-SIX MILE ENERGY CENTER, LLC [c] 100 VALERIA ENERGY CENTER, LLC [c] 100 Ventura Reliability Project LLC [c] 100 Water Lily Energy Center, LLC [c] 100 Wild Paw Energy Center, LLC [c] 100 WILD PLUM ENERGY CENTER, LLC [c] 100 Wild Rose Solar Project, LLC [c] 100 Wild Rye Energy Center, LLC [c] 100 WILD VIOLET ENERGY CENTER, LLC [c] 100 Wind Breaker Energy Center, LLC [c] 100 Windhams Creek Energy Center, LLC [c] 100 Yaphank Energy Storage, LLC [c] 100 YELLOW FEATHER ENERGY CENTER, LLC [c] 100 YELLOW ROSEBUSH ENERGY CENTER, LLC [c] 100 Meadow Light Energy Center, LLC [c] 100 CANADIAN COUNTY ENERGY CENTER, LLC [c] 100 MARION COUNTY SOLAR PROJECT II, LLC [c] 100 SUNSET PRAIRIE ENERGY CENTER, LLC [c] 100 Sunrise Fields DC, LLC [c] 100 CREST RUN ENERGY CENTER, LLC [c] 100 OAK RUN II SOLAR PROJECT, LLC [c] 100 SWEET RIVER ENERGY CENTER, LLC [c] 100 CASCADE SUMMIT ENERGY CENTER, LLC [c] 100 JACK RABBIT DC, LLC [c] 100 LONESTAR SUN ENERGY CENTER, LLC [c] 100 GOLDEN SUNRAY ENERGY CENTER, LLC [c] 100 SAVION DC, LLC [c] 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 448 Shell Annual Report and Accounts 2025

USA continued JADE SOLAR, LLC [c] 100 PRAIRIE SPROUT ENERGY CENTER, LLC [c] 100 RIVER ARC ENERGY CENTER, LLC [c] 100 YATES SPRING ENERGY CENTER, LLC [c] 100 MOONFLOWER DC, LLC [c] 100 PAINTED STONES DC, LLC [c] 100 SOUTHEAST HARE DC, LLC [c] 100 WESTERN HEN DC, LLC [c] 100 YARROW ENERGY LLC [c] 100 CEREZA ENERGY CENTER, LLC [c] 100 VINES REST DC, LLC [c] 100 NORTHEAST WILL DC, LLC [c] 100 BOBCAT CROSSING DC, LLC [c] 100 LOTUS CREST DC, LLC [c] 100 HIGH PLAINS DC, LLC [c] 100 STONY PASS ENERGY CENTER, LLC [c] 100 CT CORPORATION SYSTEM, 1200 SOUTH PINE ISLAND ROAD, PLANTATION, 33324 Shell MS Fuel Card, LLC [c] 100 CT CORPORATION SYSTEM, 701 S. CARSON ST., SUITE 200, CARSON CITY, 89701 Pennzoil-Quaker State Nominee Company 100 CT CORPORATION SYSTEM, 7700 E ARAPAHOE RD, STE 220, CENTENNIAL, 80112-1268 Positive Energies, LLC [c] 100 THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CORPORATION TRUST CENTER, WILMINGTON, 19801 Shell Petroleum Inc. 100 Shell USA, Inc. 100 BG Brasilia, LLC [c] 100 BG Energy Merchants, LLC [c] 100 BG Gulf Coast LNG, LLC [c] 100 BG LNG Services, LLC [c] 100 BG North America, LLC [c] 100 BG US Services, Inc. 100 Concha Chemical Pipeline LLC [c] 100 CRI Sales and Services Inc. 100 CRI Zeolites Inc. 100 Enterprise Oil North America Inc. 100 Jiffy Lube International, Inc. 100 Odyssey Pipeline L.L.C. [c] 71 Pecten Brazil Exploration Company 100 Pecten Midstream LLC [c] 100 Pecten Orient Company 100 Pecten Producing Company 100 Pecten Victoria Company 100 Pecten Yemen Masila Company 100 Pennzoil-Quaker State Company 100 Pennzoil-Quaker State International Corporation 100 Power Limited Partnership [d] 100 PR Microgrids LLC [c] 100 Premium Velocity Auto LLC [c] 100 Pulse Power, LLC [c] 100 Quaker State Investment Corporation 100 S T Exchange, Inc. 100 Sand Dollar Pipeline LLC [c] 100 SCOGI GP [d] 100 Shell (US) Gas & Power M&T Holdings, Inc. 100 Shell California Pipeline Company LLC [c] 100 Shell Catalysts & Technologies Americas LP [d] 100 Shell Catalysts & Technologies Company 100 Company by country and address of incorporation % Shell Catalysts & Technologies Holdings Inc. 100 Shell Catalysts & Technologies LP [d] 100 Shell Catalysts & Technologies US LP [d] 100 Shell Catalysts Ventures Inc. 100 Shell Chemical Appalachia LLC [c] 100 Shell Chemical LP [d] 100 Shell Chemicals Arabia L.L.C. [c] 100 Shell Communications, Inc. 100 Shell Deepwater Royalties Inc. 100 Shell Downstream Inc. 100 Shell Energy Company 100 Shell Energy Holding GP LLC [c] 100 Shell Energy North America (US), L.P. [d] 100 Shell Energy Resources Company 100 Shell Enterprises LLC [c] 100 Shell EP Holdings Inc. 100 Shell Expatriate Employment US Inc. 100 Shell Exploration & Production Company 100 Shell Frontier Oil & Gas Inc. 100 Shell Global Solutions (US) Inc. 100 Shell GOM Pipeline Company LLC [c] 100 Shell Gulf of Mexico Inc. 100 Shell Information Technology International Inc. 100 Shell International Exploration and Production Inc. 100 Shell Leasing Company 100 Shell Marine Products (US) Company 100 Shell Midstream LP Holdings LLC [c] 100 Shell Midstream Operating LLC [c] 100 Shell Midstream Partners GP LLC [c] 100 Shell Midstream Partners, L.P. [d] 100 Shell Mobility & Convenience US LLC [c] 100 Shell NA Gas & Power Holding Company 100 Shell NA LNG LLC [c] 100 Shell New Energies US LLC [c] 100 Shell North America Gas & Power Services Company 100 Shell Offshore and Chemical Investments Inc. 100 Shell Offshore Inc. 100 Shell Offshore Response Company LLC [c] 100 Shell Oil Company Investments Inc. 100 Shell Oil Products Company LLC [c] 100 Shell Pipeline Company LP [d] 100 Shell Pipeline GP LLC [c] 100 Shell Trademark Management Inc. 100 Shell Trading (US) Company 100 Shell Trading North America Company 100 Shell Trading Risk Management, LLC [c] 100 Shell Trading Services Company 100 Shell Transportation Holdings LLC [c] 100 Shell Treasury Center (West) Inc. 100 Shell US E&P Investments LLC [c] 100 Shell US Gas & Power LLC [c] 100 Shell US Hosting Company 100 Shell US LNG, LLC [c] 100 Shell Ventures LLC [c] 100 Shell WindEnergy Inc. 100 Shell WindEnergy Services Inc. 100 Ship Shoal Pipeline Company LLC [c] 83 SOI Finance Inc. 100 Tejas Coral GP, LLC [c] 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 449 Shell Annual Report and Accounts 2025

USA continued Tejas Coral Holding, LLC [c] 100 Tejas Power Generation, LLC [c] 100 Texas Petroleum Group, LLC [c] 100 Texas-New Mexico Pipe Line Company 100 TFH Reliability Group, LLC [c] 100 The Valley Camp Coal Company 100 ThinkOnward LLC [c] 100 TMR Company LLC [c] 100 Triton Terminaling LLC [c] 100 Triton West LLC [c] 100 Zeco Holdings, Inc. 100 Zeco Systems, Inc. 100 Zydeco Pipeline Company LLC [c] 100 THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTER, 1209 ORANGE STREET, WILMINGTON, 19801 PQS Recycled Lubes LLC [c] 100 THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTER, 1209 ORANGE STREET, WILMINGTON, 19801 Allied Reliability Group Intermediate Holdings, Inc. 100 ARG Acquisition Company, Inc. 100 Equilon Enterprises LLC [c] 100 Impact Recon, LLC [c] 100 New Mexico Company Operations LLC [c] 100 Shell Finance US Inc. 100 Shell Mobility Company Operations LLC [c] 100 TFH Buyer, Inc. 100 TFH Reliability, LLC [c] 100 TFH Topco, Inc. 100 Volta Charging Industries, LLC [c] 100 Volta Charging Services LLC [c] 100 RISEC Holdings, LLC [c] 100 THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTRE, 1209 ORANGE STREET, WILMINGTON, 19801 BG LNG TRADING, LLC 100 Shell Thailand E&P Inc. 100 CORPORATE SERVICE COMPANY, 2711 CENTERVILLE ROAD, SUITE 400, WILMINGTON, 19808 Allied Reliability Group, Inc. 100 210 S. WEST STREET, LEBANON, 45036 Allied Reliability Inc. 100 CT CORPORATION SYSTEM, 4400 EASTON COMMONS WAY, SUITE 125, COLUMBUS, 43219 Allied Services Group LLC [c] 100 CORPORATION SERVICE COMPANY, 1160 DUBLIN ROAD STE 400, COLUMBUS, 43215 Marion County Land Holdings, LLC [c] 100 CORPORATION SERVICE COMPANY, 251 LITTLE FALLS DRIVE, COUNTY OF NEW CASTLE, WILMINGTON, 19808 Rhode Island State Energy Center, LP [d] 100 Thunder Snow Power GP, LLC [c] 100 Thunder Snow Power, LLC [c] 100 Thunder Snow Intermediate Holdings, LLC [c] 100 Thunder Snow Holdings, LLC [c] 100 VENEZUELA AV. ORINOCO, EDIF.CENTRO EMPRESARIAL, PREMIUM PISO 2 OFICINA 2-B, URBANIZACIÓN LAS MERCEDES, CARACAS, 1060 Shell Venezuela Productos, C.A. 100 Shell Venezuela, S.A. 100 VIET NAM GO DAU INDUSTRIAL ZONE, PHUOC THAI COMMUNE, DONG NAI PROVINCE Shell Vietnam Ltd 100 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 450 Shell Annual Report and Accounts 2025

Other related undertakings ARGENTINA DON BOSCO 3672, 6TH FLOOR, CIUDAD AUTONOMA DE BUENOS AIRES GAS LINK S.A. 26 INGENIERO ENRIQUE BUTTY 235, GOUND FLOOR, OFFICE 1, BUENOS AIRES, C1106 VMOS S.A 9 AUSTRALIA 275 GEORGE STREET, BRISBANE, 4000 NewGen Neerabup Pty Ltd [b] 50 NewGen Power Neerabup Pty Ltd [b] 50 C/- FORESIGHT AUSTRALIA FUNDS MANAGEMENT, SUITE 3, LEVEL 5, 20 HUNTER STREET, SYDNEY, 2000 Kondinin Renewables Holdings Pty Ltd ATF Kondinin Renewables Holdings Trust 50 C/O JEFFERY ZIVIN, UNIT 4, 4 GEORGE STREET, CAMBERWELL, VIC 3124 Solpod Pty Ltd 24 LEVEL 30, 275 GEORGE STREET, BRISBANE, 4000 Cranbourne Bess Project Co Pty Limited [b] 45 LEVEL 39, 111 EAGLE STREET, BRISBANE, QLD 4000 Arrow Energy Holdings Pty Ltd 50 LEVEL 4, 459 LITTLE COLLINS STREET, MELBOURNE, VIC 3000 1st Energy Pty Ltd 30 OFFICE 4, 17 GOODE STREET, GISBORNE, VIC 3437 WestWind Energy Development Pty Ltd 49 SHELL ENERGY BESS 1 PTY LTD, LEVEL 30, 275 GEORGE STREET, BRISBANE, QLD, 4000 Cranbourne Bess Fin Co Pty Limited [b] 45 Cranbourne Bess Hold Co Pty Limited [b] 45 SUITE 3, LEVEL 7, 25 BLIGH STREET, SYDNEY, NSW 2000 Corporate Carbon Group Pty Ltd 25 AUSTRIA KIENBURG 11, MATREI IN OSTTIROL, 9971 Transalpine Ölleitung in Österreich GmbH 15 RETTENLACKSTRASSE 3, SALZBURG, 5020 TBG Tanklager Betriebsgesellschaft m.b.H. 50 BAHAMAS 2 BAYSIDE EXECUTIVE PARK, WEST BAY STREET & BLAKE ROAD, NASSAU Rengas Energy Holdings Ltd 50 2 BAYSIDE EXECUTIVE PARK, NASSAU Rengas Pipeline Holdings Ltd 50 BERMUDA CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM 11, HAMILTON EGYPT LNG SHIPPING LIMITED 25 MELBOURNE HOUSE, 3RD FLOOR, 11 PARLIAMENT STREET, HAMILTON, HM11 Sakhalin Energy Investment Company Ltd 28 BRAZIL AV IBIRAPUERA 2907, CONJ 109 PARTE, INDIANOPOLIS, SÃO PAULO, 04029-200 CARBONEXT HOLDING S.A 19 AVENIDA DAS ALMIRANTE BARROSO, Nº 81, 36º ANDAR, SALA 36A104, RIO DE JANEIRO, 20031-004 Raizen S.A. 44 AVENIDA PAULISTA, 1274, 8º ANDAR, CONJUNTO 23, SALA B, BELA VISTA, SÃO PAULO, 01310-100 Marlim Azul Energia S.A. 30 BRUNEI BRUNEI LNG SDN BHD, LUMUT, KUALA BELAIT, KC2935 Brunei LNG Sendirian Berhad 25 JALAN UTARA, PANAGA, SERIA, KB3534, BRUNEI DARUSSALAM, SERIA, KB3534 Brunei Shell Petroleum Company Sendirian Berhad 50 GROUND & 12TH FLOOR, PGGMB BUILDING, JALAN KIANGGEH, BS8111, BANDAR SERI BEGAWAN, BANDAR SERI BEGAWAN, BS8111 BRUNEI SHELL MARKETING COMPANY SENDIRIAN BERHAD 50 Company by country and address of incorporation % CANADA 1400, HOLLIS STREET, HALIFAX, NOVA SCOTIA, B3J 3M8 Sable Offshore Energy Inc. 33 199 BAY STREET, 5300 COMMERCE COURT WEST, COMMERCE COURT WEST, TORONTO, M5L 1B9 SFJ Inc. 50 400 4TH AVENUE S.W., CALGARY, T2P 0J4 FP Solutions Corporation 33 5305 MCCALL WAY N.E., CALGARY, ALBERTA, T2E 7N7 Alberta Products Pipe Line Ltd. 20 830 HIGHWAY NO. 6 NORTH, FLAMBOROUGH, ONTARIO, L0R 2H0 Sun-Canadian Pipe Line Company Limited [f]10 45 SUIT 4000, 500 CENTRE STREET SE, CALGARY, ALBERTA, T2G 1A6 LNG Canada Development Inc. 40 SUITE 4000, 500 CENTRE STREET SE, ALBERTA, CALGARY, T2G 1A6 Atlas CCS Limited Partnership [b] [c] 50 VOGEL ROAD, RICHMOND HILL, ONTARIO, RICHMOND HILL, ONTARIO, L4B 3P6 Trans-Northern Pipelines Inc. 33 CHINA 23F, YANLORD SQUARE, SECTION 2, RENMIN SOUTH ROAD, CHENGDU, SICHUAN, 610016 Yanchang and Shell (Sichuan) Petroleum Company Limited 45 39TH FLOOR, LEATOP PLAZA, NO. 32 EAST ZHUJIANG ROAD, ZHUJIANG NEW TOWN, TIANHE DISTRICT, GUANGDONG, 510623 Yanchang and Shell (Guangdong) Petroleum Co., Ltd. 49 BAISHA, HEKOU, SANSHUI DISTRICT, FOSHAN, GUANGDONG, 528133 Shell Road Solutions Xinyue (Foshan) Co. Ltd. 60 BLOCK 10, NO.860 XINYANG ROAD, LINGANG SPECIAL AREA, PILOT FREE TRADE ZONE, SHANGHAI, 201413 Shanghai Shenergy and Shell New Energy Company Limited 50 NO. 1 DONGXIN ROAD, JIANGSU YANGTZE RIVER INTERNATIONAL, CHEMICAL INDUSTRY PARK, ZHANGJIAGANG, JIANGSU, 215600 Infineum (China) Co. Ltd. 50 NO. 100, XINGANG DADAO, NANJING ECONOMIC AND TECHNOLOGICAL DEVELOPMENT ZONE, NANJING, JIANGSU, 210000 Sinopec and Shell (Jiangsu) Petroleum Marketing Company Limited 40 NO. 358 ZHUHUI ROAD, SUZHOU, 215000 Suzhou Liyuan Retail Site Management Co., Ltd. 50 ROOM 2103, NORTH TOWER, YEFENG MODERN CENTER, NO. 161, SHAOXING ROAD, XIACHENG DISTRICT, HANGZHOU, ZHEJIANG, 310004 Zhejiang Shell Fuels Company Limited 49 ROOM 518, 5TH FLOOR, OFFICE BUILDING, TIANJIN FOOD GROUP COMPANY LTD, NO. 96, QIXIANGTAI ROAD, HEXI DISTRICT, TIANJIN, 300074 Shell Huabei Petroleum Group Co., Ltd. 49 UNIT 1101-1104, LEVEL 11, BUILDING 1, NO. 19 CHAOYANG PARK ROAD, CHAOYANG DISTRICT, BEIJING, 100125 Beijing Shell Petroleum Company Ltd. 49 UNIT 604, 6/F, BUILDING C, NO. 3 YUNAN FOURTH ROAD, FTPZ XIAMEN SUB- ZONE (TARIFF-FREE ZONE), XIAMEN, 361000 Fujian Xiangyu and Shell Petroleum Company Limited 49 18TH FLOOR, TOWER 1, YONGLI INTERNATIONAL FINANCE CENTRE, JINYE NO. 1 ROAD, HIGH-TECH DISTRICT, XI'AN, 710075 Yanchang and Shell Petroleum Company Limited 45 DAYAWAN PETROCHEMICAL INDUSTRIAL PARK, HUIZHOU, GUANGDONG, 516086 CNOOC and Shell Petrochemicals Company Limited 50 CYPRUS METOCHIOU STR, 37, AGIOS ANDREAS, NICOSIA, CY-1101 ROSNEFT-SHELL CASPIAN VENTURES LIMITED 49 DENMARK BREDGADE 30, KØBENHAVN K, 1260 TetraSpar Demonstrator ApS 46 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 451 Shell Annual Report and Accounts 2025

DENMARK continued NÆRUM HOVEDGADE 8, NAERUM, 2850 DCC & Shell Aviation Denmark A/S 49 EGYPT 28 ROAD 270, MAADI, CAIRO BURULLUS GAS COMPANY S.A.E. [b] 25 38 STREET NO. 270, MAADI, CAIRO Rashid Petroleum Company S.A.E. [b] 50 CITY OF RASHID, EL BEHERA GOVERNORATE EL BEHERA NATURAL GAS LIQUEFACTION COMPANY S.A.E. 36 IDKU NATURAL GAS LIQUEFACTION COMPANY S.A.E. 38 THE EGYPTIAN LNG COMPANY S.A.E. 36 THE EGYPTIAN OPERATING COMPANY FOR NATURAL GAS LIQUEFACTION PROJECTS S.A.E. 36 FRANCE 10 PLACE DE CATALOGNE, PARIS, 75014 Eurus Offshore France 10 135, BD BINEAU, NEUILLY SUR SEINE, 92200 Soc. de. Part. Dans "SPITP" Sarl 53 3 RUE DES VIGNES, A, TREMBLAY EN FRANCE, 93290 Societe Immobilière Petroliere de Gestion 13 AÉROPORT ROISSY CHARLES DE GAULLE, ZONE DE FRÊT 1, 3 RUE DES VIGNES, TREMBLAY-EN-FRANCE, 93290 Groupement Pétrolier Aviation SNC 20 CHEMIN DE LIVRY, CHENNEVIÈRES-LES-LOUVRES, 95380 Societe De Manutention De Carburants Aviation (S.A.) 17 CHEMIN DEPARTMENTAL 54, 13130, BERRE L'ETANG, 13130 Infineum France 50 ORLY SUD NO. 144 - BAT. 438, ORLY AEROGARES, 94541 Service Aviation Paris SNC 33 ROUTE D'ARLES, LA FENOUILLÈRE, FOS-SUR-MER, 13270 Ste du Pipeline Sud Européen S.A. 21 TOUR LANDSCAPE, 22 ROUTE DE LA DEMI-LUNE/6 PLACE DES DEGRÉS, PUTEAUX, 92800 Ferme Eolienne Flottante de Groix & Belle-Ile 30 GERMANY BRUEHLER STR. 95, WESSELING, 50389 Wasserbeschaffungsverband Wesseling-Hersel 35 CAFFAMACHERREIHE 5, HAMBURG, 20335 BEB Holding GmbH 50 DEA-SCHOLVEN-STR., KARLSRUHE, 76187 Mineraloelraffinerie Oberrhein Verwaltungs GmbH 32 Oberrheinische Mineraloelwerke GmbH [b] 42 FRANZÖSISCHE STRAßE 33 A-C, BERLIN, 10117 Toll4Europe GmbH 15 GODORFER HAUPTSTRASSE 186, KÖLN, 50997 Rhein-Main-Rohrleitungstransportgesellschaft mbH [b] 63 NEUSSER LANDSTRAßE 16, KÖLN, 50735 Deutsche Infineum GmbH & Co. KG 50 Infineum Deutschland Verwaltungsgesellschaft mbH 50 PASSOWER CHAUSSEE 111, SCHWEDT/ODER, 16303 PCK Raffinerie GmbH [b] 38 PAUL WASSERMANN STR. 3, MUNICH, 81829 Deutsche Transalpine Oelleitung GmbH 19 VAHRENWALDER STRASSE 238, HANNOVER, 30179 BEB Erdgas und Erdoel GmbH & Co. KG [b] 50 Erdoel-Raffinerie Deurag-Nerag GmbH 50 ZUM OELHAFEN 207, WILHELMSHAVEN, 26384 Nord-West Oelleitung GmbH [b] 20 Company by country and address of incorporation % NEW-ORLEANS-STRAßE 4, HAMBURG, 20457 Shell Erdgas Marketing GmbH & Co. KG [d] 50 BROOK 2, BLOCK H, HAMBURG, 20457 OLF Deutschland GmbH 50 GIBRALTAR 57/63 LINE WALL ROAD, GIBRALTAR Shell LNG Gibraltar Limited 51 GREECE 151 KIFISIAS AVE., MAROUSI, ATHENS, 15124 Shell & MOH Aviation Fuels A.E. 51 HONG KONG 3 SCENIC ROAD, CHEK LAP KOK, LANTAU AFSC Operations Limited 11 AFSC Refuelling Limited 11 ESSO TSING YI TERMINAL, LOT 46 TSING YI ROAD, TSING YI ISLAND, NEW TERRITORIES Hong Kong Response Limited 25 INDIA 102, PRESTIGE SIGMA, VITTAL MALLYA ROAD, BANGALORE, 560001 Shell MRPL Aviation Fuels and Services Limited 50 ENKING EMBASSY, PLOT 48, SCHEME 78 PART-2, VIJAY NAGAR, INDORE, 452010 Amrut Nature Solutions Private Limited 49 TIKI TAR INDUSTRIES VILLAGE ROAD, NEAR BHANDUP VILLAGE, BHANDUP WEST MUMBAI, MUMBAI, MH 400078 Tiki Tar and Shell India Private Limited 50 IRAQ KHOR AL ZUBAIR, BASRAH Basrah Gas Company 44 IRELAND SUITE 7 NORTHWOOD HOUSE, NORTHWOOD BUSINESS PARK, SANTRY, DUBLIN, 9 Shell and Topaz Aviation Ireland Limited 50 ITALY STRADA DI SCORRIMENTO 2, VADO LIGURE, SAVONA, 17047 Infineum Italia S.R.L. 50 VIA ANTONIO MALFANTE 73, ROMA, 00147 Bloomfleet S.p.A. 40 VIA GIORGIO RIBOTTA 51, ROME, 00144 Societa' Oleodotti Meridionali S.p.A. 30 VIA MUGGIA #1, SAN DORLIGO DELLA VALLE, TRIESTE, 34147 Societa Italiana per l'Oleodotto Transalpino S.p.A. 19 JAPAN 1-1-5 WAKAMIYA-CHO, SUMA-KU, KOBE-SHI, HYOGO, 654-0049 Y.K. Nishi-Kobe Bosai Center 33 KOREA (THE REPUBLIC OF) #704-3, TOWER B.HYUNDAI KNOWLEDGE INDUSTRIAL CENTER, 70 DUSAN-RO, GEUMCHEON-GU, SEOUL, 08584 Korea Impact Carbon Corporation 40 640-6, DAEJUK-RI, DAESAN-EUP, SEOSAN-SHI, CHUNGCHONGNAM-DO, 356-713 Hyundai and Shell Base Oil Co., Ltd 40 LUXEMBOURG 7, PLACE DU THÉÂTRE, LUXEMBOURG, L-2613 Denham International Power SCSp [d] 32 MALAYSIA LEVEL 11, MENARA TH 1 SENTRAL, JALAN RAKYAT, KUALA LUMPUR SENTRAL., WILAYAH PERSEKUTUAN, 50470 P S Terminal Sendirian Berhad 35 LEVEL 30, TOWER 1, PETRONAS TWIN TOWERS, KLCC, KUALA LUMPUR/FEDERAL TERRITORY, 50088 P S Pipeline Sendirian Berhad 50 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 452 Shell Annual Report and Accounts 2025

MALAYSIA continued LEVEL 8, SYMPHONY HOUSE, BLOCK D13, PUSAT DAGANGAN DANA 1, JALAN PJU 1A/46, SELANGOR, 46200 Bonuskad Loyalty Sdn. Bhd. [f] 3 33 LOT 7689 AND LOT 7690, SECTION 64, KUCHING TOWN LAND DISTRICT, JALAN PENDING, KUCHING, SARAWAK, 93450 IOT Management Sdn. Bhd. 7 NO. 20 & 21, WISMA KAFAZ, JALAN TUN DATUK PATINGGI HAJI ABDUL RAHMAN, YA'KUB, KUCHING, SARAWAK, 93050 Tanjung Manis Oil Terminal Management Sdn. Bhd. 14 MEXICO AV. PASEO DE LAS PALMAS 340, 1ST FLOOR, COLONIA LOMAS DE CHAPULTEPEC, DELEGACIÓN MIGUEL HIDALGO, CIUDAD DE MÉXICO, 11000 Gas Del Litoral, S. de R.L. de C.V. 75 GUILLERMO GONZÁLEZ CAMARENA NO. 400, SANTA FE, LVARO OBREGÓN, CIUDAD DE MÉXICO, 1210 Concilia S DE RL DE CV 50 PROLONGACION PAESO DE LA REFOMA NO. 600, SANTA FE, ALVARO OBREGÓN, CIUDAD DE MÉXICO, 1210 COMERCIAL IMPORTADORA S DE RL DE CV 50 NETHERLANDS AMSTERDAMSEWEG 55, 1182 GP AMSTELVEEN, P.O. BOX 75650, LUCHTHAVEN SCHIPHOL, 1118 ZS Amsterdam Schiphol Pijpleiding Beheer B.V. 40 ANTARESLAAN 39, P.O. BOX 3068, HOOFDDORP, 2132 JE Multi Tank Card B.V. 30 BUTAANWEG 215, VONDELINGPLAAT, ROTTERDAM, 3196 KC N.V. Rotterdam-Rijn Pijpleiding Maatschappij [b] 56 CAREL VAN BYLANDTLAAN 30, THE HAGUE, 2596HR Bogstone Holding B.V. 97 Cicerone Holding B.V. 97 Shell and Vivo Lubricants B.V. 50 DR. HUB VAN DOORNEWEG 183, TILBURG, 5026RD Travis Road Services International B.V. 32 EUROPAWEG 975, MAASVLAKTE, ROTTERDAM, 3199 LC Maasvlakte Olie Terminal C.V. [d] 16 GROENHOVENSTRAAT 2, THE HAGUE, 2596 JM North Caspian Operating Company N.V. [b] 17 HERIKERBERGWEG 238, AMSTERDAM, 1101 CM Infineum Holdings B.V. 50 LAARDERHOOGTWEG 18, AMSTERDAM, 1101 EA Aecorsis B.V. 42 LANGE KLEIWEG 8, RIJSWIJK (ZH), 2288 GK Ecowende Beheer B.V. [b] 60 Ecowende C.V. [b] 60 OOSTERHORN 36, FARMSUM, 9936 HD Zeolyst C.V. 50 OUDE VIJFHUIZERWEG 6, LUCHTHAVEN SCHIPHOL, SCHIPHOL, 1118 LV Aircraft Fuel Supply B.V. 8 P.O. BOX 477, GRONINGEN, 9700 AL Gasterra B.V. 25 POLARIS AVENUE 81, P.O. BOX 2047, HOOFDDORP, 2132 JH Loyalty Management Netherlands B.V. 50 REACTORWEG 301, UNIT 1.3, UTRECHT, 3542 AD Paqell B.V. 50 SCHEPERSMAAT 2, ASSEN, 9405 TA Nederlandse Aardolie Maatschappij B.V. 50 STATIONSPLEIN 45, 4TH FLOOR, ROTTERDAM, 3013 AK Quadriz B.V 30 STEENOVEN 11-13, EINDHOVEN, 5626DK BlueAlp Holding B.V. 21 Company by country and address of incorporation % STRAWINSKYLAAN 1343, AMSTERDAM, 1077 XX Shell & AMG Recycling B.V [d] 50 STRAWINSKYLAAN 1725, AMSTERDAM, 1077 XX KARACHAGANAK PETROLEUM OPERATING B.V. [b] 29 VLISSINGENSTRAAT, 45, IJMUIDEN, 1976EV CrossWind Beheer B.V. [b] 80 Crosswind C.V. [b] [d] 80 VONDELINGENWEG 601, VONDELINGENPLAAT, VONDELINGENPLAAT ROTTERDAM, 3196 KK Ellba B.V. [b] 50 Ellba C.V. [b] [d] 50 WEENA 762, 9E VERDIEPING, ROTTERDAM, 3014 DA GUARA B.V. 30 Iara B.V. 4 Lapa Oil & Gas B.V. 30 Libra Oil & Gas B.V. 20 TUPI B.V. 23 WEENA 788, ROTTERDAM, 3014 DA Blauwwind II C.V. [b] [d] 20 Blauwwind Management II B.V. [b] 20 KOSTERIJLAND 74, BUNNIK, 3981AJ iLNG B.V. 26 NIGERIA CORPORATE OFFICE, INTELS ABA ROAD ESTATE, KM16 ABA EXPRESSWAY, PORT HARCOURT, 500211 NIGERIA LNG LIMITED 26 PLOT MD-B-71, MARINA DISTRICT, EKO ATLANTIC CITY, VICTORIA ISLAND, LAGOS, LAGOS ISLAND, LAGOS, LAGOS, 101241 Renaissance Gas SWO Limited 50 NORWAY BYFJORDPARKEN 15, STAVANGER, 4007 Northern Lights JV DA [d] 33 KRISTIAN AUGUSTS GATE 13, OSLO, 164 Aviation Fuelling Services Norway AS 50 MONGSTAD 71A, MONGSTAD, 5954 Technology Centre Mongstad DA 22 NYHAMNA, AUKRA, 6480 Ormen Lange Eiendom DA 18 OMAN MINA ALFAHAL, MUTTRAH, MUSCAT GOVERNORATE P.O.BOX 74, MUSCAT, 116 Green Energy Oman LLC 35 P.O. BOX 560, MINA AL FAHAL, MUSCAT, 116 OMAN LNG LLC 30 P.O. BOX 81, MINA AL FAHAL, MUSCAT, 113 Petroleum Development Oman LLC 34 PHILIPPINES 2ND FLOOR, BONIFACIO TECHNOLOGY CENTER, 31ST STREET CORNER 2ND AVENUE, BONIFACIO GLOBAL CITY, TAGUIG, MANILA, 1635 Bonifacio Gas Corporation 22 NDC BLDG., 116 TORDESILLAS ST., SALCEDO VILLAGE, MAKATI CITY, METRO MANILA, 1227 Kamayan Realty Corporation 22 UNIT 1, 9TH FLOOR, ORE CENTRAL TOWER, 31ST STREET CORNER 9TH AVENUE, BONIFACIO GLOBAL CITY, TAGUIG CITY, FOURTH DISTRICT, FORT BONIFACIO Greenlight Renewables Holding Inc [b] 40 UNIT D 9TH FLOOR INOZA TOWER, 40TH STREET, NORTH BONIFACIO, BONIFACIO GLOBAL CITY, TAGUIG, MANILA, 1634 Tabangao Realty, Inc. 40 QATAR 1ST FLOOR, AL-MIRQAB TOWER, DOHA Marine LNG Solutions LLC [b] 50 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 453 Shell Annual Report and Accounts 2025

QATAR continued P.O. BOX 22666, DOHA QatarEnergy LNG N(4) 30 QATARENERGY HQ TOWER 4, PODIUM LEVEL, BUILDING NO. 4, STREET NO. 951, DOHA, ZONE 63 QatarEnergy LNG NFE(2) 25 QatarEnergy LNG NFS(2) 25 SAUDI ARABIA P.O. BOX 41467, RIYADH, 11521 Al Jomaih and Shell Lubricating Oil Co.Ltd. 50 SINGAPORE 1 HARBOURFRONT AVENUE, #08-01/08, KEPPEL BAY TOWER, SINGAPORE, 98632 Infineum Singapore LLP 50 10 PASIR PANJANG ROAD, #18-01 MAPLETREE BUSINESS CITY, SINGAPORE, 117438 BW Pavilion LNG Pte. Ltd. [b] 49 15, AIRLINE ROAD, SINGAPORE, 819828 Changi Airport Fuel Hydrant Installation Pte. Ltd. 11 160 TUAS SOUTH AVENUE 5, SINGAPORE, 637364 Singapore Lube Park Pte. Ltd. [b] 44 25 NORTH BRIDGE ROAD, #07-00, 25 NORTH BRIDGE, SINGAPORE, 179104 Orb Energy Pte Ltd. 25 5 BENOI PLACE, #02, SINGAPORE, 629926 Best Petrol and Diesel Supply Pte. Ltd. [d] 45 50 GUL ROAD, SINGAPORE, 629351 Fuelng Pte. Ltd [b] 50 THE METROPOLIS TOWER 1, 9 NORTH BUONA VISTA DRIVE, #07-01, #07-01, SINGAPORE, 138588 QatarEnergy and Shell Singapore Pte. Ltd. 51 10 ANSON ROAD, #23-05, INTERNATIONAL PLAZA, SINGAPORE, 79903 LRDTECH PTE LTD [d] 50 SOUTH AFRICA HONSHU ROAD, DURBAN, 4001 Blendcor (Pty) Ltd. [b] 43 INANDA GREENS BUSINESS PARK, ST ANDREWS BUILDING 9, 1ST FLOOR, 54 WIERDA ROAD WEST SANDTON, GAUTENG, 2196 Sekelo Oil Trading (Pty) Limited 43 REUNION, DURBAN, 4001 Shell & BP South African Petroleum Refineries (Pty) Limited [b] 43 SPAIN CALLE SAN LUCAS, 6, SANTA CRUZ DE TENERIFE, 38003 CMD Aeropuertos Canarios, S.L. 10 SWEDEN P.O. BOX 135, STOCKHOLM, 190 46 A Flygbränslehantering Aktiebolag 25 P.O. BOX 2154, GOTHENBURG, 438 14 Gothenburg Fuelling Company AB 33 P.O. BOX 85, STOCKHOLM-ARLANDA, 190 45 Stockholm Fuelling Services AB 25 STURUP FLYGPLATS, P.O. BOX 22, MALMÖ, 230 32 Malmö Fuelling Services AB 33 SWITZERLAND AUTOSTRADA A2 (DIREZIONE GOTTARDO), HOTEL BELLINZONA SUD, MONTE CARASSO, 6513 Stazioni Autostradali Bellinzona SA 50 ROUTE DE PRÉ-BOIS 17, COINTRIN, 1216 Saraco SA 20 ROUTE DE VERNIER 132, VERNIER, 1214 SOGEP Sociéte Genevoise des Pétroles SA 34 ZWÜSCHETEICH, RÜMLANG, 8153 UBAG - Unterflurbetankungsanlage Flughafen Zürich AG 20 Company by country and address of incorporation % CHEMIN DES CHAMPS-COURBES 5, ECUBLENS, 1024 Daphne Technology SA 36 SYRIA CHAM CENTRE COMPLEX, MAYSALOON STREET, P.O. BOX 7660, DAMASCUS Al Furat Petroleum Company 20 DAMASCUS NEW SHAM WESTERN DUMMAR, ISLAND NO. 1 - PROPERTY 2299, P.O. BOX 7660, DAMASCUS Al Badiah Petroleum Company 22 TAIWAN (PROVINCE OF CHINA) NO. 2, TSO-NAN ROAD, NAN-TZE DISTRICT, P.O. BOX 25-30, KAOHSIUNG, 811 CPC Shell Lubricants Co. Ltd 51 TANZANIA 1ST FLOOR KILWA HOUSE, PLOT 369, TOURE DRIVE, OYSTER BAY, PO BOX 105833, DAR ES SALAAM Fahari Gas Marketing Company Limited 53 Ruvuma Pipeline Company Limited 53 1ST FLOOR, KILWA HOUSE, PLOT 369 TOURE DRIVE, OYSTERBAY, P.O BOX 105833, DAR ES SALAAM Mzalendo Gas Processing Company Limited 53 TRINIDAD AND TOBAGO 1 INTERNATIONAL DRIVE, WESTMOORINGS THE INTERNATIONAL SCHOOL OF PORT OF SPAIN LIMITED 25 5 ST. CLAIR AVENUE, PORT OF SPAIN POINT FORTIN LNG EXPORTS LIMITED 81 TUNISIA TANIT BUILDING, RUE DU LAC WINDERMERE, LES BERGES DU LAC, TUNISIA, 1053 Amilcar Petroleum Operations S.A. 50 TÜRKIYE DILOVASI ORGANIZE SANAYI BOLGESI 1.KISIM, 1004 SOKAK NO:10, DILOVASI, KOCAELI Samsun Akaryakit VE Depolama A.S. 35 LIMAN MAHALLESI 60. SOKAK NO. 25, KONYAALTI, ANTALYA, 7070 Cekisan Depolama Hizmetleri Ltd. Sti. 46 SULTANKOY MAHALLESI MALTEPE SOKAK NO:66, MARMARA EREGLISI, TEKIRDAG, 59750 Marmara Depoculuk Hizmetleri A.S. 35 YAKUPLU MAH. GENCOSMAN CAD. NO:7, BEYLIKDUZU, ISTANBUL, 34524 Ambarli Depolama Hizmetleri Ltd. Sti. 35 UK 107 CHEAPSIDE, LONDON, EC2V 6DN Tausi Forests Limited 50 5-7 ALEXANDRA ROAD, HEMEL HEMPSTEAD, HERTFORDSHIRE, HP2 5BS WEST LONDON PIPELINE AND STORAGE LIMITED [b] 39 5-7 ALEXANDRA ROAD, SHELL-MEX HOUSE, HEMEL HEMPSTEAD, HERTFORDSHIRE, HP2 5BS BRITISH PIPELINE AGENCY LIMITED 50 UNITED KINGDOM OIL PIPELINES LIMITED [b] 48 WALTON-GATWICK PIPELINE COMPANY LIMITED [b] 51 BUILDING 1204, SANDRINGHAM ROAD, HEATHROW AIRPORT, HOUNSLOW, MIDDLESEX, TW6 3SH HEATHROW AIRPORT FUEL COMPANY LIMITED 14 BUILDING 1204, SANDRINGHAM ROAD, HEATHROW AIRPORT, HOUNSLOW, MIDDX, LONDON, TW6 3SH HEATHROW HYDRANT OPERATING COMPANY LIMITED 10 LEVEL 39, ONE CANADA SQUARE, LONDON, E14 5AB Applied Blockchain Ltd 22 MAIN ROAD, WATERSTON, MILFORD HAVEN, PEMBROKESHIRE, SA73 1DR DRAGON LNG GROUP LIMITED [b] 50 ONE BARTHOLOMEW CLOSE, LONDON, EC1A 7BL GATWICK AIRPORT STORAGE AND HYDRANT COMPANY LIMITED 13 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 454 Shell Annual Report and Accounts 2025

UK continued SHELL CENTRE, LONDON, SE1 7NA Consolidated Petroleum Company Limited (The) 50 EASTHAM REFINERY LIMITED [b] 50 MANCHESTER AIRPORT STORAGE AND HYDRANT COMPANY LIMITED 25 PRIVATE OIL HOLDINGS OMAN LIMITED [b] 85 SHELL MEX AND B.P. LIMITED 60 THE SHELL TRANSPORT AND TRADING COMPANY LIMITED 50 SHELL INTERNATIONAL PETROLEUM CO LTD, SHELL CENTRE, 8 YORK ROAD, LONDON, SE1 7NA SM Realisations Limited 60 90 BARTHOLOMEW CLOSE, EC1A 7BN, LONDON Adura Energy Limited 50 UKRAINE MYKOLY HRINCHENKA STR, 4-B, KYIV, 03038 Shell Oil Products Ukraine 100 UNITED ARAB EMIRATES EMDAD AVIATION FUEL STORAGE FZCO, P.O. BOX 261781, JEBEL ALI, DUBAI Emdad Aviation Fuel Storage FZCO 33 P.O. BOX 665, ABU DHABI Abu Dhabi Gas Industries Limited (ADNOC Gas Processing) 15 ADNOC BUILDING, CORNICHE ROAD, ABU DHABI, UAE, ABU DHABI ADNOC RLNG - L.L.C 10 URUGUAY LA CUMPARSITA, 1373 4TH FLOOR, MONTEVIDEO GASODUCTO CRUZ DEL SUR S.A. 40 USA 15445 INNOVATION DRIVE, SAN DIEGO, 92128 Mid-Atlantic Offshore Development, LLC [c] 50 3500 S DUPONT HWY, DOVER, 19901 Carbon Informatics LLC [c] 49 4080 WEST JONATHAN MOORE PIKE, COLUMBUS, 47201 RDK Ventures, LLC 50 930 WHITMORE DRIVE, ROCKWALL, 75087 Shell & Whitmore Reliability Solutions, LLC [c] 50 C/O THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, WILMINGTON, 19801 Poseidon Oil Pipeline Company, LLC 56 CORPORATION SERVICE COMPANY, 251 LITTLE FALLS DRIVE, WILMINGTON, 19808 Bengal Pipeline Company LLC 100 Choctaw Fields Solar Project, LLC [c] 20 Elkhart County Solar Project, LLC [c] 20 Kiowa County Solar Holdings, LLC [c] 20 Kiowa County Solar Project, LLC [c] 20 MADISON FIELDS CLASS B MEMBER, LLC [c] 50 Madison Fields Solar Project, LLC [c] 25 MADISON FIELDS TAX EQUITY HOLDCO, LLC 25 Marion County Solar Project, LLC [c] 20 Martin County Solar Holdings, LLC [c] 21 Martin County Solar Project, LLC [c] 21 Quantico Energy Solutions, Inc. 28 Vision Bioenergy Oilseeds LLC [b] 69 West Shore Pipe Line Company 19 TANGO HOLDINGS, LLC [c] 20 Savares Tango Ventures, LLC [c] 20 CORPORATION SERVICE COMPANY, 2711 CENTERVILLE ROAD, SUITE 400, WILMINGTON, 19808 Infineum USA L.P. [d] 9 50 Company by country and address of incorporation % RL&F SERVICE CORP, 920 N. KING STREET, FLOOR 2, WILMINGTON, DE 19801 ATLANTIC 4 HOLDINGS LLC [c] 51 ATLANTIC 2/3 HOLDINGS LLC [b] [c] 47 THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CORPORATION TRUST CENTER, WILMINGTON, 19801 Amberjack Pipeline Company LLC [c] 63 Brazos Wind Ventures, LLC [b] [c] 40 Caesar Oil Pipeline Company, LLC [c] 15 Endymion Oil Pipeline Company, LLC [c] 10 Mars Oil Pipeline Company LLC [c] 72 Mattox Pipeline Company LLC [c] 79 Proteus Oil Pipeline Company, LLC [c] 10 Rock River I, LLC [c] 50 Three Wind Holdings, LLC [c] 50 URSA Oil Pipeline Company LLC [c] 57 Whitewater Hill Wind Partners, LLC [c] 50 THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTER, 1209 ORANGE STREET, WILMINGTON, 19801 Crestwood Permian Basin LLC 50 Diamond Energy. LLC [c] 50 Explorer Pipeline Company 39 LOCAP LLC 41 Oceanus Pipeline Company, LLC [c] 50 Peru LNG Company LLC [c] 20 Brazos Wind Holdings, LLC [c] 40 THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTRE, 1209 ORANGE STREET, WILMINGTON, 19801 LOOP LLC 46 Silicon Ranch Corporation 31 Blue Tide Group, LLC [d] 49 96 CLEMATIS AVE, WALTHAM, MA 02453 Cumulus Digital Systems, Inc. 20 3450 E. COMMERCIAL CT., MERIDIAN, 83642 Pacwest Energy, LLC. 50 41805 ALBRAE STREET, FREMONT, 94538 Au Energy, LLC 50 2237 HATCHER HILL ROAD, BACONTON, 31716 Baconton Power LLC [c] 35 2050 PLAINFIELD PIKE, CRANSTON, 02921 Colbea Enterprises, LLC 50 1740 ED TEMPLE BLVD, NASHVILLE, 37208 Tri Star Energy LLC 33 2900 NORTH LOOP WEST, SUITE 600, HOUSTON, 77092 Innowatts Inc. 23 2100 GENG ROAD, SUITE 210, SANTA CLARA, PALO ALTO, 94303 D.Light Design Inc. 38 1900 EAST LINDEN AVENUE, LINDEN, 07036 Infineum USA Inc 50 10346 BRECKSVILLE RD, BRECKSVILLE, 44141 True North Energy LLC 50 BECHTEL ENTERPRISES, 12011 SUNSET HILLS ROAD, RESTON, 20190 Maple Power Holdings LLC [b] 68 1013 CENTRE ROAD SUITE 403B, WILMINGTON, 19805 Statiq Mobility, Inc. 34 CT CORPORATION SYSTEM, 330 N. BRAND BLVD., SUITE 700, GLENDALE, 91203-2336 Cabazon Wind Partners, LLC [c] 50 Company by country and address of incorporation % Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 455 Shell Annual Report and Accounts 2025

VENEZUELA AVENIDA LEONARDO DA VINCI, EDIFICIO PDV SERVICIOS, CARACAS, DISTRITO CAPITAL Sucre Gas, S.A. 30 ZAMBIA 7TH FLOOR, NATIONAL SAVINGS & CREDIT BANK BUILDING, CAIRO ROAD, NORTH END, LUSAKA, LUSAKA Shell Zambia Limited 85 ZIMBABWE BLOCK 1, TENDESEKA OFFICE PARK, CNR SAMORA MACHEL AVENUE, RENFREW ROAD, HARARE CENTRAL AFRICAN PETROLEUM REFINERIES (PRIVATE) LIMITED 21 Company by country and address of incorporation % Additional Notes: 1. Ownership held in Ordinary shares (99.99%) and Redeemable Preference Shares (0.01%). 2. Ownership held in Ordinary shares (2.53%) and Redeemable Preference Shares (97.47%). 3. Ownership held in Ordinary shares (16.7%) and Redeemable Preference Shares (16.7%). 4. Ownership held in Ordinary shares (0.0001%) Non-redeemable shares (33.68%) and Redeemable Shares (31.31%). 5. Ownership held in Ordinary shares (3.61%) and Redeemable Preference Shares (96.39%). 6. Ownership held in Non-redeemable shares (9.78%) and Redeemable Shares (90.22%). 7. Ownership held in Ordinary shares (1.96%) and Redeemable Preference Shares (98.03%). 8. Ownership held in Ordinary shares (0.01%) and Redeemable Preference Shares (99.99%). 9. Ownership held in Ordinary shares (0.58%) and Partnership Capital (49.72%). 10. Ownership held in Ordinary shares (1.42%) and Redeemable Preference Shares (43.57%). 11. Ownership held in Ordinary shares (0.28%) and Redeemable Preference Shares (99.71%). 12. Ownership held in Ordinary shares (99.28%) and Redeemable Preference Shares (0.72%). 13. Ownership held in Ordinary shares (98.33%) and Redeemable Preference Shares (1.67%). 14. Ownership held in Ordinary shares (54.95%) and Redeemable Preference Shares (44.57%). 15. Ownership held in Ordinary shares (37.87%) and Redeemable Preference Shares (47.40%). 16. Ownership held in Ordinary shares (0.0008%) and Redeemable Preference Shares (99.99%). Additional Information | Appendix | Significant subsidiaries and other related undertakings (audited) continued 456 Shell Annual Report and Accounts 2025

About this Report The Shell plc Annual Report (this "Report") serves as the Annual Report and Accounts in accordance with UK requirements for the year ended December 31, 2025, for Shell plc (the "Company") and its subsidiaries (collectively referred to as "Shell"). This Report presents the Consolidated Financial Statements of Shell (pages 229-306) and the Parent Company Financial Statements of Shell (pages 326-334). Except for these Financial Statements, the numbers presented throughout this Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures due to rounding. The Consolidated Financial Statements of Shell plc and its subsidiaries contained in this Report have been prepared in accordance with international accounting standards in conformity with the requirements of the UK Companies Act 2006 (the "Act"), and therefore in accordance with UK-adopted international accounting standards. As applied to Shell, there are no material differences from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); therefore, the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. IFRS as defined above includes interpretations issued by the IFRS Interpretations Committee. Financial reporting terms used in this Report are in accordance with IFRS. This Report contains certain forward-looking non-GAAP measures such as free cash flow and underlying operating expense. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc's consolidated financial statements. The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this report "Shell", "Shell Group" and "Group" are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. "Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this report refer to entities over which Shell plc either directly or indirectly has control. The terms "joint venture", "joint operations", "joint arrangements", and "associates" may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term "Shell interest" is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest. As used in this Report, "Accountable" is intended to mean: required or expected to justify actions or decisions. The Accountable person does not necessarily implement the action or decision (implementation is usually carried out by the person who is Responsible) but must organise the implementation and verify that the action has been carried out as required. This includes obtaining requisite assurance from Shell companies that the framework is operating effectively. "Responsible" is intended to mean: required or expected to implement actions or decisions. Each Shell company and Shell-operated venture is responsible for its operational performance and compliance with the Shell General Business Principles, Code of Conduct, Statement on Risk Management and Risk Manual, and Standards and Manuals. This includes responsibility for the operationalisation and implementation of Shell Group strategies and policies. Shell's "net carbon intensity" referred to in this Report includes Shell's carbon emissions from the production of our energy products, our suppliers' carbon emissions in supplying energy for that production, and our customers' carbon emissions associated with their use of the energy products we sell. Shell's NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell's "net carbon intensity" or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries. Shell's operating plan and outlook are forecasted for a three year period and 10-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our Scope 1, Scope 2 and NCI targets over the next 10 years. However, Shell's operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net- zero emissions, we expect Shell's operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target. Except where indicated, the figures shown in the tables in this Report are in respect of subsidiaries only, without deduction of any non-controlling interest. However, the term "Shell share" is used for convenience to refer to the volumes of hydrocarbons that are produced, processed or sold through subsidiaries, joint ventures and associates. All of a subsidiary's production, processing or sales volumes (including the share of joint operations) are included in the Shell share, even if Shell owns less than 100% of the subsidiary. In the case of joint ventures and associates, however, Shell-share figures are limited only to Shell's entitlement. In all cases, royalty payments in kind are deducted from the Shell share. Except where indicated, the figures shown in this Report are stated in US dollars. As used herein all references to "dollars" or "$" are to the US currency. v Shell Annual Report and Accounts 2025

This Report contains forward-looking statements concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as "aim", "ambition", "anticipate", "aspire", "aspiration", "believe", "commit", "commitment", "could", "desire", "estimate", "expect", "goals", "intend", "may", "milestones", "objectives", "outlook", "plan", "probably", "project", "risks", "schedule", "seek", "should", "target", "vision", "will", "would" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. Also see "Risk management and risk factors" on pages 125-135 for additional risks and further discussion. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward- looking statement speaks only as of the date of this Report. Neither the Company nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report. Past performance cannot be relied on as a guide to future performance. This Report contains references to Shell's website, the Shell Energy Transition Strategy 2024 Report, Tax Contribution Report, Shell Climate and Energy Transition Lobbying Report and our report on Payments to Governments. These references are for the readers' convenience only. Shell is not incorporating by reference into this Report any information posted on shell.com or in the Shell Energy Transition Strategy 2024 Report, Tax Contribution Report, Shell Climate and Energy Transition Lobbying Report or our report on Payments to Governments. The content of any other websites referred to in this Report does not form part of this Report. Shell V-Power and Shell LiveWire are Shell trademarks. Documents on display This Report is also available, free of charge, at shell.com/ annualreport or at the offices of Shell in London, United Kingdom and The Hague, the Netherlands. Copies of this Report also may be obtained, free of charge, by mail. About this Report continued vi Shell Annual Report and Accounts 2025

Financial calendar in 2026

The Annual General Meeting will be held on May 19, 2026.

	2025 Fourth quarter [A]	2026 First quarter [B]	2026 Second quarter [B]	2026 Third quarter [B]
Results announcements	February 5	May 7	July 30	October 29
Interim dividend timetable				
Announcement date	February 5 [C]	May 7	July 30	October 29
Ex-dividend date for SHEL ADS	February 20	May 22	August 14	November 13
Ex-dividend date for SHEL ordinary shares	February 19	May 21	August 13	November 12
Record date	February 20	May 22	August 14	November 13
Closing of currency election date [D]	March 6	June 8	August 28	November 27
Pounds sterling and euro equivalents announcement date	March 16	June 15	September 7	December 7
Payment date	March 30	June 29	September 21	December 21

[A] In respect of the financial year ended December 31, 2025.
[B] In respect of the financial year ended December 31, 2026.
[C] The Directors do not propose to recommend any further distribution in respect of 2025.
[D] A different currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

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vii Shell Annual Report and Accounts 2025